UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Hyundai Securities Co., Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)

KB Financial Group Inc.

(Name of Person(s) Furnishing Form)

Common Shares of Hyundai Securities Co., Ltd.

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Jeremy Park

Hyundai Securities Co., Ltd.

Hyundai Securities Bldg.

21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul 07330, Korea

(Tel) +82-2-6114-0165

with a copy to:

Yong G. Lee, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Foreign Legal Consultant Office

19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul 04539, Korea

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Prospectus, dated September 21, 2016, attached hereto as Exhibit 1.

(b)	Not applicable

Item 2.	Informational Legends

A legend in compliance with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document

99.1(1)	Articles of Incorporation of KB Financial Group Inc.

99.1(2)	Articles of Incorporation of Hyundai Securities Co., Ltd.

99.1(3)	Minutes of the Meeting of Board of Directors of KB Financial Group Inc.

99.1(4)	Minutes of the Meeting of Board of Directors of Hyundai Securities Co., Ltd.

99.1(A)	KB Financial Group Inc. and Subsidiaries – Interim Consolidated Financial Statements as of June 30, 2016 and December 31, 2015 and for the Three-Month and Six-Month Periods Ended June 30, 2016 and 2015, and Report on Review of Interim Financial Statements.

99.1(B)	KB Financial Group Inc. – Interim Separate Financial Statements as of June 30, 2016 and December 31, 2015 and for the Three-Month and Six-Month Periods Ended June 30, 2016 and 2015, and Report on Review of Interim Financial Statements.

99.1(C)	KB Financial Group Inc. and Subsidiaries – Interim Consolidated Financial Statements as of March 31, 2016 and December 31, 2015 and for the Three-Month Periods Ended March 31, 2016 and 2015, and Report on Review of Interim Financial Statements.

99.1(D)	KB Financial Group Inc. – Interim Separate Financial Statements as of March 31, 2016 and December 31, 2015 and for the Three-Month Periods Ended March 31, 2016 and 2015 and, Report on Review of Interim Financial Statements.

99.1(E)	KB Financial Group Inc. and Subsidiaries – Consolidated Financial Statements as of and for the Years Ended December 31, 2015 and 2014, and Independent Auditor’s Report.

99.1(F)	KB Financial Group Inc. – Separate Financial Statements as of and for the Years Ended December 31, 2015 and 2014, and Independent Auditor’s Report.

99.1(G)	KB Financial Group Inc. and Subsidiaries – Consolidated Financial Statements as of and for the Years Ended December 31, 2014 and 2013, and Independent Auditor’s Report.

99.1(H)	KB Financial Group Inc. – Separate Financial Statements as of and for the Years Ended December 31, 2014 and 2013, and Independent Auditor’s Report.

99.1(I)	KB Financial Group Inc. and Subsidiaries – Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and 2012, and Report of Independent Auditors.

99.1(J)	KB Financial Group Inc. – Separate Financial Statements as of and for the Years Ended December 31, 2013 and 2012, and Report of Independent Auditors.

99.1(K)	Hyundai Securities Co., Ltd. and Subsidiaries – Interim Consolidated Financial Statements as of June 30, 2016 and December 31, 2015 and for the Three-Month and Six-Month Periods Ended June 30, 2016 and 2015, and Report on Review of Interim Financial Statements.

99.1(L)	Summary of Hyundai Securities Co., Ltd. – Interim Separate Financial Statements as of June 30, 2016 and December 31, 2015 and for the Three-Month and Six-Month Periods Ended June 30, 2016 and 2015.

Exhibit No.	Document

99.1(M)	Summary of Hyundai Securities Co., Ltd. and Subsidiaries – Interim Consolidated Financial Statements as of March 31, 2016 and December 31, 2015 and for the Three-Month Periods Ended March 31, 2016 and 2015.

99.1(N)	Summary of Hyundai Securities Co., Ltd. – Interim Separate Financial Statements as of March 31, 2016 and December 31, 2015 and for the Three-Month Periods Ended March 31, 2016 and 2015.

99.1(O)	Hyundai Securities Co., Ltd. and Subsidiaries – Consolidated Financial Statements as of and for the Years Ended December 31, 2015 and 2014, and Independent Auditor’s Report.

99.1(P)	Summary of Hyundai Securities Co., Ltd. – Separate Financial Statements as of and for the Years Ended December 31, 2015 and 2014.

99.1(Q)	Hyundai Securities Co., Ltd. and Subsidiaries – Consolidated Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014 and for the Nine-Month Period Ended December 31, 2013, and Independent Auditors’ Report.

99.1(R)	Summary of Hyundai Securities Co., Ltd. – Separate Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014 and for the Nine-Month Period Ended December 31, 2013.

99.1(S)	Hyundai Securities Co., Ltd. and Subsidiaries – Consolidated Financial Statements as of December 31, 2013 and March 31, 2013 and for the Nine-Month Period Ended December 31, 2013 and for the Year Ended March 31, 2013 and the Independent Auditors’ Report.

99.1(T)	Summary of Hyundai Securities Co., Ltd. – Separate Financial Statements as of December 31, 2013 and March 31, 2013 and for the Nine-Month Period Ended December 31, 2013 and for the Year Ended March 31, 2013.

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	KB Financial Group Inc. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jungsoo Huh
(Signature)

Senior Managing Director and Chief Financial Officer
(Name and Title)

KB Financial Group Inc.

September 21, 2016
(Date)

Important information

This exchange offer (through a stock swap) involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

PROSPECTUS

September 21, 2016

KB Financial Group Inc. (“KB Financial Group” or the “Company”)

31,759,844 Common Shares of KB Financial Group Inc.

KRW1,126,648,706,056

1.	Effective Date of the Related Securities Registration Statement Dated September 6, 2016 (the “Securities Registration Statement”):	September 21, 2016

2.	Reference Share Price:	KRW35,474 (par value KRW5,000)

3.	Subscription Date:	October 4, 2016 (scheduled date of the meeting of the board of directors and the general meeting of shareholders for approval of the Stock Swap (defined below))

4.	Payment Date:	October 19, 2016

5.	Location to Inspect this Prospectus and the Securities Registration Statement:

A.	Prospectus:	Electronic Document: Financial Services Commission (Financial Supervisory Service) e-Disclosure System g http://dart.fss.or.kr Physical Document: 84, Namdaemoon-ro, Jung-gu, Seoul (Eulji-ro 2-ga)

B.	Additional Reporting Documents:	Not applicable

C.	Securities Registration Statement:	Electronic Document: Financial Services Commission (Financial Supervisory Service) e-Disclosure System g http://dart.fss.or.kr

6.	Matters Related to Stabilization or Market Making:	Not applicable

SUMMARY INFORMATION

Note: Capitalized terms used in this “Summary Information” section without definitions have the meanings ascribed to them in the main body of this document.

I.	INVESTMENT RISK FACTORS

Business Risks	[Business Risks Relating to KB Financial Group (the Wholly-Owning Parent Company)]
	A.	Risk Relating to the Competitiveness and Results of Operations of the Subsidiaries of a Financial Holding Company

Pursuant to applicable laws, a financial holding company may not engage in any profit-generating business other than the business of managing its subsidiaries and certain ancillary activities, including financially supporting its subsidiaries, raising capital for investment in its subsidiaries and supporting the business of its subsidiaries. Therefore, the primary source of income for a financial holding company is dividends from its subsidiaries, and the competitiveness of a financial holding company is directly related to the competitiveness of its subsidiaries in their respective fields. The competitiveness and the results of operations of the subsidiaries of KB Financial Group, including its main banking subsidiary as well as those in the securities brokerage, credit card, insurance, asset management and other financial industries, have a direct effect on the competitiveness and profitability of KB Financial Group.

	B.	Risks Relating to Changes in the Global Financial Markets

Changes in the global financial markets, including (i) increased uncertainty in the global economy arising from the commencement of scale-down by the United States of its “quantitative easing” stimulus program in 2013, (ii) increased market volatility stemming from the easing of monetary policies, including reductions in policy rates, by countries worldwide in 2015, (iii) continued increases in policy rates by the United States in 2016 and (iv) issues relating to possible additional exits from the European Union following the “Brexit” vote, contributed to increased uncertainty globally and had a significant effect on the financial industry, which in turn has had both a direct and indirect impact on KB Financial Group.

	C.	Intensified Competition due to Restructuring in the Financial Industry

Financial holding companies are pursuing mergers and acquisitions to become larger, diversify and achieve business synergies. The restructuring of the financial industry is being led by financial holding companies (including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent attainment of the second-largest market share in the banking industry in terms of lending and deposit-taking businesses, the establishment of NongHyup Financial Group in 2012, efforts to privatize Woori Finance Holdings and KDB Financial Group until 2013, the acquisition of KB Insurance by KB Financial Group in 2015 and the acquisition of Hyundai Securities by KB Financial Group in 2016). Increased competition due to diversification in the financial industry, strengthening of financial consumer protection, increased demands placed by society to promote the public interest and other changes have led to an emergence of a new competitive landscape for financial institutions. Investors should note that such intensification of competition may have an adverse effect on the profitability of KB Financial Group.

D.	Risks Relating to Changes in the Business Environment of Subsidiaries

The results of operations of a financial holding company are directly affected by changes in the business environment of its subsidiaries. Therefore, an assessment of future performance and competitiveness of KB Financial Group requires a comprehensive review of the financial industries in which its major subsidiaries operate.

<Banking>

The growth of the banking industry is expected to slow for some time to come due to economic stagnation in Korea and elsewhere, which have led to strengthening of financial regulations and risk management. In addition, banks are expected to concentrate on managing their asset quality and developing new profit-generating models as the low interest rate environment continues and the banks experience declining interest margins, which is attributable to intensified competition for high quality assets and the expansion of operations by non-bank financial institutions and private lenders.

<Specialized Credit Finance>

In the specialized credit finance industry, in light of improving operating income and net profits of credit card companies, there have been criticisms that credit card commission rates are too high and burdensome, and credit card merchants and consumer groups have increasingly exerted pressures to decrease credit card commission rates. In response, the credit card industry voluntarily offered preferential commission rates to small- and mid-sized merchants in advance of amendments to the applicable laws in December 2012. In addition, the financial supervisory authorities are seeking to improve the commission rate system for credit card lending, including cash advances and credit card loans, and to encourage reduction of commission rates, which could have an adverse effect on the profitability of credit card companies.

<Financial Investment>

The financial investment industry is expected to undergo (i) an accelerated restructuring, including new entries, exits and mergers of financial investment companies, increased instances of establishment of financial holding companies and the emergence of comprehensive financial investment operations, (ii) increases in the size of existing financial investment companies through increased paid-in capital and (iii) formation of various alliances among existing financial investment companies as part of their strategy for survival. In particular, in order to improve their currently inferior market position, bank-affiliated financial investment companies are highly likely to adopt a comprehensive business strategy based on their superior capital access and extensive sales channels comprising their affiliated branch networks as well as their strong affiliated customer base, which is expected to intensify competition between such bank-affiliated investment companies and existing financial investment companies.

<Insurance>

The risk-based capital system, which is designed to improve the payment capability of insurance companies, was implemented in 2011. Although financial regulatory authorities recommend a risked-based capital ratio of 150%, the risk-based capital ratios of some insurance companies have declined due to recent decreases in interest rates and stricter computation standards, which highlights the need for additional capital increases. Furthermore, the insurance sector will be subject to the implementation of Phase 2 of IFRS 4 in 2020, which mainly deals with market valuation of insurance liabilities. Upon the implementation of Phase 2 of IFRS 4, insurance liabilities, which were previously measured by applying the discount rate at the time of acquisition, will be measured by applying the current rate of discount, which will lead to an increase in the fair value of insurance liabilities and an increase in interest rate risk as measured by asset and liability duration gap analysis, which in turn would cause the risk-based capital ratio to decline. Consequently, the existing computation standards for the calculation of the risk-based capital ratio of insurance businesses will also change, which may lead insurance companies to require additional capital so as to adjust to the new regulatory environment.

<Savings Banks >

Due to continuous restructuring since 2011, the number of savings banks decreased from 113 as of December 31, 2004 to 79 as of December 31, 2015. Restructuring in the savings bank sector is expected to occur regularly. Although there has been a significant decrease in real estate loans, which had mainly contributed to the insolvency of savings banks, loan loss provisions continue to be high due to difficulty in improving the profitability of project financing loan operations, which is mainly attributable to delayed recovery of the real estate market. The ability of savings banks to generate profit is declining due to continued deleveraging amidst economic stagnation, increased credit risk and decreases in new loans attributable to tighter regulations. Moreover, savings banks are expected to experience difficulty in recovering their profitability due to the possibility of additional delinquencies with respect to the loans that they hold.

E.	Risks Relating to Possible Information Technology Breaches

The financial services industry is highly dependent on information technology and the appropriate management of relevant information technology systems is required. Financial and non-financial losses may result upon the occurrence of an incident involving information technology systems. In recent years, the financial services industry has been subject to a series of security breaches of various types, including hacking attempts and leakage of personal information by an employee of a contractor, which prompted the government to prepare and implement the “Comprehensive Measures for the Prevention of Leakage of Personal Information in the Financial Services Sector” through joint cooperation of related governmental departments. As a result, KB Financial Group is making a group-wide effort to prevent leakage of personal information of its customers. However, if KB Financial Group were to become subject to such breaches in the future, there can be no assurance that they would not result in damage to its reputation and regulatory penalties.

F.	Introduction and Growth of the Financial Technology Industry

While the introduction and growth of the financial technology (“fintech”) industry, which focuses on digital wallets and mobile payment solutions, has created an opportunity for traditional banks to develop and offer new financial services, it has also enabled non-financial institutions to enter the fintech market, which may cause financial holding companies to face a new financial environment. Furthermore, global fintech companies’ entry into the Korean market and competition with Korean service providers could lead to additional competition within the financial services industry. Investors should note such risks when making their investment decision.

G.	Risks Relating to the Introduction of Internet Primary Banks

Internet primary banks are banks that operate only a small number of or without branches and conduct most of their operations through electronic means, including automated teller machines (“ATMs”) and the internet. Pursuant to the Bank Act (Article 16-2 and paragraph (1) of Article 15), non-financial capital may not own 10% or more of the shareholding (4% if using voting rights as a criteria) in a bank. Therefore, the recent proposed amendments to the Bank Act as submitted to the National Assembly include a proposal to change the limit on industrial capital’s shareholding in internet primary banks from the current 4% to 50%. On August 24, 2016, it has been disclosed that KBank will apply for final authorization to conduct internet primary banking operations in light of such proposed amendments. However, the proposed amendment of the Bank Act, which is one of the most important steps for the launch of internet primary banks, is progressing slowly due to disputes between the ruling and the opposition parties over a revised supplementary budget. Concerns have been raised that it would be difficult to pass the proposed amendments to the Bank Act even next year as the opposition party is still opposing deregulation of separation of financial and industrial capital. A parliamentary official has commented that “In order to discuss the proposed amendments to the Bank Act, a meeting of the standing committee should be held. However, because the revised supplementary budget has not yet been properly discussed, all of the schedule for the National Assembly is being delayed, including the parliamentary inspection in October.” The official has also commented that “At this rate, it would be difficult to discuss the proposed amendments to the Bank Act before the end of the year.” Investors should note that such a paradigm shift in the banking industry would have a direct and indirect effect on the business risks of KB Financial Group, which operates in the same industry.

H.	Slowing Growth of the Korean Financial Markets and the Minor Position of Korean Banks in the Global Financial Markets

Competition in the Korean financial markets is further intensifying due to the slowing of growth in such markets. In addition, the economic downturn in Korea and abroad, deteriorating corporate profitability and the household debt issue in Korea indicate that the economic stagnation in Korea will be prolonged. Due to intense competition in the Korean financial markets, Korean banks are actively entering overseas markets but the scale of their operations is small compared to global banks. Korean banks are inferior in terms of size and funding costs for purposes of competing with global banks in overseas financial markets, which may have an adverse effect on the profitability of Korean banks. Investors should note such risks when making their investment decision.

[Business Risks Relating to Hyundai Securities (the Wholly-Owned Subsidiary)]
A.	Effect of Economic Fluctuations on the Performance of Financial Investment Companies

The financial investment industry adjusts earlier than the actual economy and is cyclical in nature. The scope of volatility in the financial markets has been increasing in the midst of global economic stagnation, emergence of geopolitical risks, the Brexit vote and uncertainty regarding the timing of interest rate increases in the United States. The consequent decrease in brokerage commissions and customer assets of financial investment companies may have a direct impact on the business performance and profitability of the overall financial investment industry.

B.	Competitive Environment and Outlook for Financial Investment Companies

There are more financial investment companies in Korea than in other developed countries. As such, an increase in restructuring is expected within the financial industry, including through exits, mergers and acquisitions and establishment of financial holding companies, as well as the emergence of larger-sized financial investment companies based on increases in paid-capital accompanied by the adoption of diverse survival strategies. Therefore, competition among financial investment companies is expected to intensify in the future.

C.	Sources of Revenue of Financial Investment Companies

Domestic financial investment companies derive income through sales of financial products and services and brokerage commissions. Although each financial investment company is trying to diversify its revenue sources, brokerage commissions still account for a large portion of commission income. Accordingly, the profitability of financial investment companies may fluctuate depending on stock indices and domestic and overseas economic conditions.

	D.	Asset Structure of Financial Investment Companies

Assets of domestic financial investment companies consist mainly of cash, deposits and securities. In the case of securities, which make up the largest portion, 70~80% consist of bonds while the rest consist of other securities and stocks. Fluctuations in interest rates and in the global economy may result in gains or losses on valuation of bonds held, which may affect profitability.

	E.	Effect of Regulatory Changes on Profitability Fluctuations

The financial investment industry is subject to significant legal and policy regulation. Future introduction of a capital gains tax, and taxation of gains from derivatives trading, which became effective on January 2016, may lead to reduced operating profits of financial investment companies. The prohibition on call loans by securities companies from March 2015 will also increase the cost of funding for the relevant financial investment companies. Such legal and regulatory changes may have an adverse effect on profitability.

	F.	Impact of Net Capital Ratio Improvement Measures on Financial Investment Companies

Due to net capital ratio improvement measures and regulation of leverage ratios, the investment capacity of large financial investment companies is expected to increase, enabling expanded operations in investment banking, principal investments and overseas businesses. However, small- and mid-size financial investment companies may face limitations on their business activities and may be disadvantaged relative to large financial investment companies with respect to operations that require capital resources such as derivative products and M&A brokerage.

Company Risks	[Risks Relating to KB Financial Group (the Wholly-Owning Parent Company) and Its Subsidiaries]
	A.	Financial Holding Companies Whose Profits and Losses Are Directly Affected by the Performance of Subsidiaries

The Company is a pure holding company primarily engaged in the management and financial support of its subsidiaries, and, unlike business-operating holding companies, it does not engage in businesses of its own. For the first half of 2016, the Company recorded 1) consolidated net interest income of KRW3,050,925 million, of which approximately 75.6%, or KRW2,305,753 million, was from banking operations and 2) consolidated net fee and commission income of KRW732,439 million, of which 73.6%, or KRW538,881 million, was from banking operations. Investors should be aware that due to its heavy reliance on the operations of its banking subsidiaries, the Company’s profitability may be adversely affected by unfavorable conditions in the banking industry, including as a result of a deterioration of the Korean or global economy.

	B.	Overview of Major Sources of Income of Financial Holding Companies

The performance of subsidiaries directly affect the profits of financial holding companies. Accordingly, the Company’s results of operations may be adversely affected by weak performances of its subsidiaries. Investors should consider the business performance of subsidiaries as the business performance of the Company.

	C.	Possibility of a Decrease in Book-Value Per Share and a Change in the Capital Adequacy Ratio of the Company Due to the Stock Swap

Research institutions estimate that while the book-value per share (BPS) of KB Financial Group will decrease in the future due to the issuance of new shares in the Stock Swap, such decrease will be relatively small, as the price-to-book ratio (PBR) of Hyundai Securities for the past 12 months was 0.45x and KB Financial Group’s bargain purchase gain (accounting gain generated when the acquiring company acquires the target company at a price lower than the fair value) is estimated to be approximately KRW1 trillion. Investors should be aware that the Stock Swap may result in a change in the capital adequacy ratio of the Company and that it is difficult to estimate the exact capital adequacy ratio subsequent to the Stock Swap at this time.

D.	Risks Relating to the Banking Subsidiary (Kookmin Bank)

As of June 30, 2016, Kookmin Bank, the banking subsidiary of the Company, accounted for 71.0% of the consolidated profit for the period, 75.6% of the consolidated net interest income and 73.6% of the consolidated net fee and commission income of the Company. The Company is a financial holding company whose main source of cash inflow is dividends received from subsidiaries. Accordingly, risks relating to the banking subsidiary (Kookmin Bank) have a significant impact on the Company’s financial condition and corporate value. Investors should be aware that deteriorations in the results of operations and business environment of the banking subsidiary may result in significant fluctuations in the Company’s corporate value.

D – 1.	Risks Relating to the Downward Trend in Net Interest Margin of the Banking Subsidiary (Kookmin Bank)

Since 2011, events such as 1) the phase-by-phase decrease of the base rate by the Bank of Korea, 2) intensifying competition among banks in the household lending sector and 3) implementation by the government of its mortgage loan refinancing program have contributed to a decrease in the net interest margin (“NIM”) of domestic banks. Kookmin Bank’s NIM decrease by 0.61 percentage points from 2.18% in 2012 to 1.57% in the first half of 2016. The Company seeks to maintain an appropriate level of interest margin despite uncertainties in the domestic economy and intensifying competition. However, investors should be aware that a prolonged decrease in NIM, due to business strategies or external conditions, may adversely affect the Company’s financial condition and results of operations.

D – 2.	Risks Relating to the Liquidity of the Banking Subsidiary (Kookmin Bank)

The liquidity coverage ratio (“LCR”) of Kookmin Bank was 112.60% in the first half of 2016, which was higher than the LCR of the overall domestic banking sector. Kookmin Bank’s foreign currency LCR for the first half of 2016 was 1) 126.22% prior to application of weighted liquidity value (similar to other commercial banks and slightly higher than certain banks) and 2) 114.6% after application of weighted liquidity value (somewhat lower than the overall banking sector but slightly higher than certain banks). However, the slowdown in the global economy, uncertainties in the global financial markets due to the Brexit vote and increased fluctuations in exchange rates may adversely impact domestic financial institutions and the domestic economy, which in turn may adversely affect Kookmin Bank’s liquidity and credit risk exposure.

D – 3.	Risk Relating to Increases in the Cost of Funding of the Bank Subsidiary (Kookmin Bank)

Cost of funding refers to the interest rates required to be paid on sources of funds and serves as the cost basis when determining interest rates on loans. The cost of funding of Kookmin Bank has been on a continuous downward trend due to prolonged low interest rate environment. The average funding cost of Kookmin Bank has decreased from 1.89% in 2014, to 1.44% in 2015 and to 1.21% in 2016. Investors should be aware that a future increase in interest rates by the U.S. Federal Reserve Board and consequent increases in domestic bond rates may increase the funding costs of the Company’s banking subsidiary, which may adversely affect its stability of funding.

D – 4.	Risk Relating to Maintenance of the Capital Adequacy Ratio under Basel III As Required by the Bank of International Settlements (BIS)

Under the capital adequacy requirements of the FSC, the Company is required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, Tier I capital adequacy ratio of 6.0% and combined Tier I and Tier II capital adequacy ratio of 8.0%. As of June 30, 2016, Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.92%, 13.92% and 15.93%, respectively, all of which satisfied the standards under Basel III. However, the Company’s capital base and capital adequacy ratios may deteriorate in the future if its business deteriorates for any reason and the Company and its banking subsidiary (Kookmin Bank) may not be able to satisfy the requirements of Basel III. Investors should be aware that, in such an event, the regulatory authorities may impose measures on the Company, including asset sales, restrictions on dividend payments and capital increase requirements, that may adversely affect the financial condition and results of operations of the Company.

E.	Risks Relating to Capital Increases of the Property and Casualty Insurance Subsidiary (KB Insurance)

On June 24, 2015, the Company added KB Insurance as a subsidiary and its shareholding in KB Insurance is 33.29%. As of June 30, 2016, the risk-based capital (“RBC”) ratio of KB Insurance was 188.8%, which satisfied the regulatory minimum ratio (100%) and the FSS recommended ratio (150%), and was also an improvement from the RBC ratio as of December 30, 2015. With the pending implementation of phase 2 of IFRS 4, capital increase will be a critical issue for the insurance industry and the market has been anticipating a possible large-scale capital increase by KB Insurance. The Company currently does not have a specific plan or timeline for a paid-in capital increase for KB Insurance. The Company needs to take into consideration the government’s future policies regarding the RBC ratio, including the application of phase 2 of IFRS 4, before finalizing any such plan. A future capital increase for KB Insurance may have an impact on the consolidated financial condition and funding needs of the Company, which is the principal shareholder of KB Insurance.

F.	Risk Relating to the Card Subsidiary (KB Kookmin Card)

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen competitiveness of its non-banking businesses. As of the first half of 2016, KB Kookmin Card accounted for approximately 15% of the net profit of the Company, which represents the second largest portion following Kookmin Bank. However, the credit card industry faces risks relating to deteriorating profits, primarily due to intensifying competition in a limited market, a decrease in private consumption due to a stagnant economy and a decrease in commission income from small- and medium-sized credit card merchants. Investors should be aware that a deterioration of KB Kookmin Card’s financial condition and results of operations may adversely affect the consolidated financial condition and results of operations of the Company.

G.	Risk Relating to the Securities Subsidiary (KB Investment & Securities)

KB Investment & Securities, a subsidiary of KB Financial Group, engages in financial investment operations. Recently, the financial investment industry recorded poor performances for both large and small- and mid-sized companies primarily due to the an overall decrease in commissions from brokerage, asset management and investment banking services following decreased investor confidence and prolonged uncertainties in the domestic and global economy. Following the addition of Hyundai Securities as a wholly-owned subsidiary of KB Financial Group pursuant to the Stock Swap, KB Financial Group plans to merge Hyundai Securities with KB Investment & Securities, its existing wholly-owned subsidiary, to create an integrated securities firm. The timing of such merger is expected to be around the end of December 2016. Investors should be aware that 1) decreases in commissions due to decreased investor confidence and heightened competition among securities companies and 2) business uncertainties following the planned merger between KB Investment & Securities and Hyundai Securities may impact the financial condition and results of operations of the Company.

H.	Risk Relating to the Life Insurance Subsidiary (KB Life Insurance)

KB Life Insurance was established on April 29, 2004 for the purpose of engaging in financial insurance operations, and the Company’s shareholding in KB Life Insurance is 100%. The life insurance industry derives revenue through insurance income from insurance operations and investment income from asset management operations. Investors should be aware that the continuation of the current trend of prolonged low interest rates may adversely impact the investment income of the Company. In addition, with the pending implementation of phase 2 of IFRS 4, capital increase will be a critical issue for the insurance industry, and there may be a possible capital increase by KB Life Insurance. A future capital increase for KB Life Insurance have an impact on the consolidated financial condition and funding needs of the Company, which owns of 100% of KB Life Insurance.

I.	Risk Relating to the Asset Management Subsidiary (KB Asset Management)

On September 29, 2008, the Company added KB Asset Management as a wholly-owned subsidiary through a stock transfer from Kookmin Bank and ING Insurance International B.V., in order to increase its revenue base through diversification of operations and to create a platform for sustained growth. As of the end of the first half of 2016, KB Asset Management had total assets of KRW223.4 billion (representing 0.06% of the total assets of the Company). Although the overall effect of KB Asset Management on the Company is minimal, the Company’s financial condition and results of operations could be adversely affected if KB Asset Management incurs significant losses on its products, including due to a future global financial crisis.

J.	Risk Relating to the Capital Subsidiary (KB Capital)

KB Capital, a subsidiary of the Company, has a solid performance record and a stable funding capability. As a financial company specializing in credit, without a deposit base, the recent decreases in base rates and market interest rates in June 2016 may have a positive impact on the Company’s efforts to decrease funding costs. However, continuous monitoring of profitability is necessary to prevent a decrease in its rates of return. Recently announced measures, such as those relating to “Expansion of Banks and Credit Card Companies into Capital Financing” and “Leverage Regulations,” are expected to restrict future growth potential and profitability. Accordingly, the Company will need to review new revenue generation opportunities, manage profitability through improved credit evaluation functions and implement appropriate risk management measures.

K.	Risk Relating to the Savings Bank Subsidiary (KB Savings Bank)

Recently, the financial authorities issued a warning to savings banks regarding the calculation method for high interest loans, and the FSS announced that, in order to analyze high interest credit loans by savings banks, it will conduct on-site investigations targeting 15 institutions with high credit loan ratios. Such investigations by the FSS may lead to requests to decrease overall interest rates, which may adversely affect the Company’s results of operations and financial condition.

L.	Risks Relating to Risk Management and Stability Management

The Company, as a financial holding company, has an obligation to effectively manage the various risks (credit risk, liquidity risk, market risk, etc.) faced by it. Accordingly, while KB Financial Group established and operates a risk management committee within the board of directors in addition to a permanent risk management division, if the Company or its subsidiaries face a risk that cannot be eliminated or managed, its profitability and stability (which is one of the most important elements of a financial group) may be adversely affected. Investors should be aware of the foregoing.

M.	Risks Relating to Client Information Leaks

Information relating to customers collected in the ordinary course of business by KB Financial Group may be leaked or be misappropriated through inappropriate access. Accordingly, KB Financial Group is exposed to legal responsibility and the regulations of financial authorities. Such risks may not only cause financial loss to the Company on a consolidated basis but also adversely affect KB Financial Group’s credibility, which is an intangible risk to the Company. Investors should be aware of the foregoing.

N.	Risk Relating to Contingent Liabilities and Litigation

The Company had filed 107 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW469,043 million, and faced 321 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate claims of KRW473,797 million, which were pending as of June 30, 2016. The Company is unable to predict the outcome of these and other legal claims and regulatory actions in which it is involved. Accordingly, the outcome of such legal claims and regulatory actions may materially and adversely impact the Company’s business, reputation, results of operations and financial condition.

O.	Legal Restrictions on Financial Holding Companies

Under the Financial Holding Company Act, the Company, as a financial holding company, has a duty to comply with certain restrictions that may limit its actions, such as capital contribution and investment restrictions, restrictions on extending credit to the same borrower or company and major investors and restrictions on subsidiaries. While there are no relevant transactions between the Company and our subsidiaries as of the date of submission of the Securities Registration Statement, investors should be aware of the fact that such legal restrictions exist.

P.	Effects of Expense Recognition Relating to Kookmin Bank’s Voluntary Early Retirement Program

Kookmin Bank, a subsidiary of the Company, recently offered a voluntary early retirement program to 1,000 employees to whom the peak salary system will apply in 2016 and 2017, and of these employees, 210 accepted voluntary early retirement. The relating severance payments amounted to KRW57.4 billion, which have been reflected in Kookmin Bank’s accounts for the second quarter of 2016. Investors should be aware that, while this was a one-time discretionary administrative expense, the recognition of such expenses paid by Kookmin Bank affects the Company’s consolidated financial statements.

Q.	Risks Associated with a Credit Rating Downgrade

The three domestic credit ratings companies have rated the Company’s credit rating as AAA. For ratings purposes, it appears that the Company was viewed as being essentially equivalent to Kookmin Bank, which accounts for a significant majority of KB Financial Group’s total assets and revenues and is its principal subsidiary in terms of strategic importance and management personnel. Investors should be aware that, if the Company’s credit ratings are downgraded due to deteriorating conditions in the industry or other factors, the Company may experience an increase in domestic and overseas funding costs which may adversely affect the Company’s financial structure.

R.	Possibility of Issuance of Contingent Convertible Bonds (CoCo Bonds)

Contingent convertible bonds are a new financial product that takes the form of debt but may be recognized as equity (stocks) under Basel III and has terms that provide for conversion into equity or write-off upon the occurrence of certain events (such as designation as an insolvent financial institution). While domestic financial institutions have recently been issuing such contingent convertible bonds, they are subject to high investment risk since investors in such bonds may lose the entire amount of their principal investment upon the occurrence of a write-off event. Investors should be aware that, although the Company and its subsidiary Kookmin Bank currently have no plans to do so, it is possible that the Company will decide to issue such bonds in the future.

S.	Risks Relating to the Possibility of Claims for Invalidation of the Stock Swap

Certain civic groups have filed legal actions, including criminal complaints, relating to the acquisition of control over Hyundai Securities by KB Financial Group, including the disposal by Hyundai Securities of its treasury shares to KB Financial Group. Although such actions will not impact the legal effectiveness of the Stock Swap, there is a possibility that minority shareholders of KB Financial Group and Hyundai Securities may assert legal claims to invalidate the Stock Swap, including claims relating to procedural flaws or the unfairness of the stock swap ratio.

[Corporate Risks Relating to Hyundai Securities (the Wholly-Owned Subsidiary)]
A.	Matters Relating to Changes in Major Shareholders and Affiliate Companies

Certain civic organizations, minority shareholders and the labor union have filed criminal complaints and class action lawsuits relating to the disposal of treasury shares by Hyundai Securities to KB Financial Group. Although such actions will not impact the legal effectiveness of the Stock Swap, there is a possibility that minority shareholders of KB Financial Group and Hyundai Securities may assert legal claims to invalidate the Stock Swap. KB Financial Group and Hyundai Securities are conducting the Stock Swap pursuant to resolutions of their respective board of directors adopted on August 2, 2016. If the Stock Swap proceeds, Hyundai Securities will become a wholly-owned subsidiary of KB Financial Group and will be delisted from the KRX KOSPI Market. Investors should be aware of such pending changes to Hyundai Securities and the possibility of legal actions being brought in connection therewith.

B.	Risks Relating to Fluctuations in Results of Operations and First Half 2016 Results

Hyundai Securities recorded a net loss of KRW42.9 billion in 2013 due to uncertainty in the securities markets but recorded a net profit of KRW279.6 billion in 2015 due to improved market conditions and increase in project finance-related revenues. However, net profit for the first half of 2016 was KRW35.9 billion, which was a decrease of KRW134.8 billion compared to the same period of the previous year. While operating profit from the corporate finance division increased KRW19.5 billion compared to the same period of the previous year, the operating profit of other business divisions decreased (brokerage/asset management division decreased KRW21.4 billion, trading division decreased KRW121.4 billion, savings bank division decreased KRW22.8 billion, other business division decreased KRW1.6 billion, compared to the same period of the previous year). In the case of the securities business, fluctuations in results of operations are relatively large due to unforeseen factors such as losses in the stock market, bond market and investment assets. Investors should be aware of such facts when making an investment decision.

C.	Risks Relating to Revenue Structure

Hyundai Securities is a securities company with a relatively high degree of dependence on brokerage commissions, and its competitiveness in asset management and investment banking is increasing through its customer base in its brokerage business. Brokerage commissions accounted for 62.96% of all commission income of Hyundai Securities, and such concentration in its commissions may adversely affect its commission income due to (1) the tendency of brokerage commissions to decrease during downturns in securities markets and (2) declining commission rates as a result of increased competition among securities companies in the brokerage area. Investors should be aware of such facts when making an investment decision.

D.	Risks Relating to Asset Quality and Contingent Liabilities

Considering factors such as its provisioning ratio for sub-standard and below assets, and its low ratio of precautionary and below assets to equity capital, Hyundai Securities’ asset quality appears to be at a satisfactory level. However, it has a relatively high level of purchase obligations relating to real estate project financings, compared to other securities companies. Its guarantees, including payment guarantees, totaled KRW2,583.3 billion as of the end of June 2016, and this amount was equal to 78.04% of its equity capital on a separate basis. Accordingly, if the real estate market remains depressed in the long term, there is the possibility that the obligations of Hyundai Securities to purchase asset-backed commercial paper will have an adverse effect on its asset quality. Investors should be aware of such risks.

E.	Risks Relating to Current Composition of Owned Assets

Marketable securities comprised approximately 67.27% of the assets of Hyundai Securities, and of such securities, securities at fair value through profit or loss (“FVTPL”) comprised 72.18%. Debt securities, which amounted to KRW9,897.7 billion, comprised 87.88% of securities at FVTPL. Therefore, future increases in market interest rates may lead to valuation losses, which may adversely affect profitability as reported in the financial statements.

F.	Risks Relating to Liquidity and Borrowing Structure

The liquidity ratio of Hyundai Securities was 138.41% as of the end of June 2016 and 137.03% as of the end of 2015, which were less than the industry’s 2015 average of 142.97%; however, Hyundai Securities appears to possess sufficient liquidity to meet its short-term funding requirements. As of the end of June 2016, borrowings, which account for the largest portion of Hyundai Securities’ funding, amounted to KRW16,069.1 billion, representing an average yearly increase of approximately 9.92% from 2013, and the average balance of borrowings for 2016 was KRW15,691.4 billion, which represented approximately 71.59% of the average balance of all funding. Investors should be aware that the liquidity of Hyundai Securities may be adversely affected if borrowings increase in the future.

G.	Net Capital Ratio Trends

Hyundai Securities’ net capital ratio (“NCR”) was 916.1% as of the end of June 2016, and while lower than the average NCR of 1,383.3% of securities companies with more than KRW3 trillion of paid-in capital, the ratio is higher than that requiring timely corrective action (150%) as set forth by the financial supervisory authorities and is currently at a stable level. However, Hyundai Securities’ transaction volume is increasing, including (1) capital investments and (2) real estate project finance-related purchase commitments, which may lead to a decrease in its NCR and an increase in its risk exposure. Investors should be aware that, if Hyundai Securities fails to effectively manage its risks, it may become exposed to significant liquidity risk.

	H.	Risks Relating to Litigation and Sanctions

As of the business day immediately before date of submission of the Securities Registration Statement, there were 58 cases of ongoing litigation involving Hyundai Securities (with an aggregate claimed amount of KRW53.7 billion), and of these cases, the claimed amount of actions where Hyundai Securities is the defendant was KRW22.1 billion, representing 41.15% of the total. The results of such litigation and the timeframe in which fund outflows will occur in relation thereto are difficult to predict. If the scope of its pending litigation expands in the future, there may be adverse effects to the results of operation of Hyundai Securities. In addition, increases in sanctions, fines and penalties relating to violations of various regulations may result in restrictions to its business activities. Investors should be aware of the foregoing.

	I.	Risk Relating to Consolidated Subsidiaries

As of the end of June 2016, Hyundai Securities had a total of 108 consolidated subsidiaries, including special purpose companies. The effect of the consolidated subsidiaries on Hyundai Securities and its financial statements through their total assets and liabilities, etc. is limited. However, among the subsidiaries, the subsidiary accounting for the largest portion of operating income is Hyundai Savings Bank, which conducts financial businesses. If the profitability of Hyundai Savings Bank decreases due to an increase in competition or regulation, there may be an adverse effect on the profitability of Hyundai Securities.

Other Risks	A.	Risks Relating to Fluctuations in KB Financial Group’s Stock Price

The volatility of KB Financial Group’s stock price may increase for a variety of reasons, and in particular, investors should be aware of the fact that when new shares are issued in the Stock Swap (including in exchange for treasury shares of Hyundai Securities acquired as a result of shareholders’ exercise of appraisal rights), investors will be exposed to the risk of fluctuations in the market price of KB Financial Group’s stock. When the Stock Swap is concluded, each registered share of Hyundai Securities will be exchanged into 0.1907312 share of KB Financial Group, which may cause dilution in the stakes of the shareholders of KB Financial Group. In addition, the swap ratio for the Stock Swap is fixed and will not be adjusted based on future changes in the market prices of the stock of KB Financial Group or Hyundai Securities. Therefore, there is a risk that the price of the KB Financial Group shares that will be received by Hyundai Securities shareholders in the Stock Swap will fluctuate.

	B.	Risks Relating to the Trading Suspension of the Stock of Hyundai Securities

The final date to submit the old stock certificates of Hyundai Securities (the wholly-owned subsidiary) is expected to be October 18, 2016, and therefore, trading of the common shares of Hyundai Securities is expected to be suspended from the business day prior to such date (October 17, 2016) to the day before the date of listing of the new common shares of KB Financial Group (expected to be October 31, 2016). Hyundai Securities’ shareholders should be aware of this fact.

	C.	Risks Relating to the Need for Additional Funds

The wholly-owned subsidiary, Hyundai Securities, may require additional funds due to the exercise of appraisal rights during the course of the Stock Swap. The Stock Swap may be adversely affected if the funds needed for such purpose are greater than expected. Investors should be aware of such risks.

D.	Possibility of Changes to the Legal and Regulatory Landscape

KB Financial Group and its subsidiaries operate in a legal and regulatory environment that is subject to change, and may become subject to penalties and other regulatory measures in the event of a violation of applicable laws.

E.	Trend Toward Strengthening of the Management and Supervision Standards of the Korea Exchange

Recently, there is a trend towards the strengthening of management and supervision standards for publicly listed companies such as KB Financial Group, and if KB Financial Group violates listing standards or other applicable regulations, it may become subject to sanctions by the Korea Exchange in the form of stock trading suspensions, designation as an issuer subject to monitoring, delisting review, delisting, etc.

F.	Possibility of Revisions During the Disclosure Review Process

The Securities Registration Statement and the (preliminary) prospectus and the miscellaneous attached (included) documents may be revised during the disclosure review process, and if material contents closely related to the investment decision are revised, there may be changes to the schedule. Furthermore, the schedule may change during the process of dealing with the relevant authorities. Accordingly, investors should continue to check on the progress of the disclosure review process.

G.	Investment Decisions and Results are the Responsibility of the Investor
Investment decisions must not be made solely based on information provided in the above risk factors, and investors must rely on their own independent judgment.
H.	Matters to Be Noted with Respect to the Exercise of Appraisal Rights

Since the Stock Swap is being effected to enable KB Financial Group to own all of the shares of its subsidiary Hyundai Securities, Article 62-2 of the Financial Holding Company Act applies. Under paragraph (2) of Article 62-2 of the Financial Holding Company Act, the period for the exercise of appraisal rights by dissenting shareholders is shortened to 10 days from the date of the resolution of the general meeting of shareholders, instead of 20 days from the date of the resolution of the general meeting of shareholders as provided under the KCC. The process for the exercise of appraisal rights in connection with the Stock Swap will proceed on an accelerated schedule pursuant to the Financial Holding Company Act.

I.	Matters relating to Taxation of the Stock Swap

Investors should take note of the fact that the Stock Swap qualifies as an off-exchange transaction and will subject shareholders (including shareholders exercising appraisal rights) to corporate tax or income tax with respect to the net realized gain, as well as securities transaction tax (0.5%).

J.	Matters relating to the Absence of Voting Rights for Cross-owned Shares

Investors should note that, with respect to treasury shares that Hyundai Securities acquires from dissenting shareholders of Hyundai Securities pursuant to their exercise of appraisal rights, shares of KB Financial Group that will be allotted for such treasury shares of Hyundai Securities will qualify as cross-owned shares and will not have voting rights pursuant to paragraph (3) of Article 369 of the KCC.

Merger and Investment Risks	1.	Risk Factors Related to the Consummation of the Stock Swap
	A.	Upon the occurrence of any of the following events, the Stock Swap Agreement will no longer be valid and the Stock Swap will be cancelled accordingly.

	(1)	If the Stock Swap Agreement is not approved by the board of directors of KB Financial Group

If the Stock Swap Agreement is not approved by a majority of the directors present at a meeting of the board of directors of KB Financial Group in which a majority of its directors are participating, then the Stock Swap may be cancelled. An approval of the Stock Swap Agreement by a resolution of the board of directors of KB Financial Group, which will become the wholly-owning parent company after the Stock Swap, will replace an approval by a resolution adopted at a general meeting of its shareholders.

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC, and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group. Pursuant to paragraph (5) of Article 360-10 of the KCC, however, if shareholders owning 20% or more of the total number of issued shares of KB Financial Group oppose the Stock Swap, the small-scale stock swap procedure must be changed to an ordinary stock swap procedure. In this connection, the dissent filing period for the Stock Swap (August 9 – 22, 2016) ended prior to the date of submission of the Securities Registration Statement and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Accordingly, the Stock Swap will proceed as a small-scale stock swap.

	(2)	If the Stock Swap Agreement is not approved by a resolution adopted at the general meeting of shareholders of Hyundai Securities

If the Stock Swap Agreement is not approved by two-thirds or more of the voting rights of the participating shareholders and one-third or more of the issued shares at the extraordinary general meeting of shareholders of Hyundai Securities, which will become a wholly-owned subsidiary of KB Financial Group, then the Stock Swap may be cancelled.

	B.	Pursuant to the Stock Swap Agreement, KB Financial Group and Hyundai Securities may terminate or amend the Stock Swap Agreement upon the occurrence of any of the following events.

	(1)	At any time prior to the Stock Swap Date, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement by written agreement.

	(2)	Until the Stock Swap Date, if any matters relating to the terms and conditions of the Stock Swap Agreement violate any relevant laws or accounting standards, KB Financial Group and Hyundai Securities may, by mutual agreement, amend the Stock Swap Agreement to comply with the relevant laws and accounting standards.

	(3)	If, within 7 days of the public announcement or notice of the Stock Swap (the relevant record date), shareholders owning 20% or more of the total number of issued shares of KB Financial Group provide notice, in writing, of their dissent to the Stock Swap, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement. However, the dissent filing period for the Stock Swap (August 9 – 22, 2016) ended prior to the date of submission of the Securities Registration Statement and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Accordingly, the Stock Swap will proceed as a small-scale stock swap.

	(4)	If, due to the exercise of appraisal rights by shareholders dissenting to the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW770 billion (116,016,000 common shares of Hyundai Securities, comprising 49% of the total number of issued shares of Hyundai Securities), KB Financial Group or Hyundai Securities may terminate the Stock Swap Agreement.

(5)

If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on KB Financial Group and Hyundai Securities, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement. An approval of the board of directors of KB Financial Group, which is necessary to proceed with a small-scale stock swap, was obtained on August 2, 2016, and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Therefore, the approval of a general meeting of shareholders of KB Financial Group is not required, and the possibility of a termination of the Stock Swap Agreement due to failure to obtain approvals from the board of directors or the general meeting of shareholders of KB Financial Group is low. However, if the Stock Swap is not approved by a resolution adopted at the general meeting of shareholders of Hyundai Securities, currently scheduled to take place on October 4, 2016, the Stock Swap Agreement may be terminated.

(6)	If any of the following events occurs before the Stock Swap Date, KB Financial Group and Hyundai Securities may, through consultation, terminate or amend the Stock Swap Agreement.

	①	There is a material adverse change to the assets or management status of KB Financial Group or Hyundai Securities as a result of a force majeure event or other causes.

	②	The swap ratio set forth in the Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

C.	If the Stock Swap Agreement becomes invalid or is terminated upon the occurrence of any of the events described in A or B above and the Stock Swap procedure is suspended, the exercise of appraisal rights by the dissenting shareholders will also cease to have effect and Hyundai Securities may not purchase such shares with respect to which appraisal rights have been exercised.

D.	If the number of shares with respect to which appraisal rights are being exercised is significant, it would not only increase the cost of the Stock Swap but also decrease the capital of Hyundai Securities, which could have an adverse effect on the financial condition of Hyundai Securities.

(1)	If, due to the exercise of appraisal rights by shareholders opposing the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW770 billion (116,016,000 common shares of Hyundai Securities, comprising 49% of the total number of issued shares of Hyundai Securities), KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement. If the Stock Swap Agreement is not terminated, and the dissenting shareholders’ appraisal rights are exercised, a significant financial expenditure will have to be made in order to purchase the relevant shares. Such expenditure will not only increase the cost of the Stock Swap but also decrease the capital of Hyundai Securities, which could have an adverse effect on the financial condition of Hyundai Securities. Furthermore, until the relevant shares are disposed of in accordance with applicable laws during the selling period, they may have a negative impact on the capital adequacy of KB Financial Group.

(2)

The expected share purchase price in the event of the exercise of appraisal rights by dissenting shareholders of Hyundai Securities has been determined to be KRW6,637 in accordance with applicable laws. If the company or shareholders exercising appraisal rights contest the share purchase price proposed by the company, they may request a court to determine the share purchase price. Such application or request will not affect the Stock Swap procedures and the purchase price determined by such application or request shall have effect only with respect to those shareholders who had made such application or request. With respect to whether a court may be requested to determine the share purchase price, however, please note that the courts may interpret paragraph (3) of Article 62-2 of the Financial Holding Company Act differently.

Accordingly, shareholders exercising appraisal rights who contest the share purchase price may apply for an adjustment of the share purchase with the FSC or request a court to determine the share purchase price.

E.	KB Financial Group and Hyundai Securities may enter into a separate agreement regarding matters necessary for the Stock Swap, in which case such separate agreement will be deemed to be a part of the Stock Swap Agreement.

2.	Issuance of New Shares Allotted in the Stock Swap and Possibility of Delisting

A.	Listing of New Shares Allotted in the Stock Swap

The new shares (shares of KB Financial Group) allotted in the Stock Swap are expected to be delivered on October 31, 2016 and listed on November 1, 2016. Such dates are tentative and the actual dates may change based on discussions with relevant authorities and during the course of the Stock Swap procedure.

–	Stock Swap Date: October 19, 2016

–	Expected date of delivery of new shares: October 31, 2016

–	Expected date of listing of new shares: November 1, 2016

B.	Possibility of Delisting

Back door listing is not applicable to the Stock Swap. KB Financial Group, which will become the wholly-owning parent company following the Stock Swap, plans to remain a stock-listed corporation after the Stock Swap. Hyundai Securities, which will become a wholly-owned subsidiary following the Stock Swap, expects to delist its shares on November 1, 2016. Such date is tentative, and the actual delisting date may change based on discussions with relevant authorities.

3.	Execution of Put Option Contracts, Call Option Contracts or Put Back Option Contracts, etc. with the Counterparty or a Third Party in Connection with the Stock Swap

Not applicable as of the date of submission of the Securities Registration Statement

II.	FORM

Form	Stock swap

III.	SCHEDULE OF MAJOR EVENTS

	Date of the board resolution	August 2, 2016
	Date of the Stock Swap Agreement	August 2, 2016
	Record date for shareholder register and closure notice[1]	September 9, 2016
	Date of the general meeting of shareholders for approval of the Stock Swap[1]	October 4, 2016
Appraisal right exercise period[1]	Start date	October 4, 2016
	End date	October 14, 2016
	(Expected share purchase price – company proposal)	KB Financial Group Inc.: Not applicable Hyundai Securities Co., Ltd.: KRW6,637

Schedule of Major Events for KB Financial Group Inc.

	Date of the Stock Swap Agreement	August 2, 2016

	Record date for dissent filing	August 12, 2016

	Public announcement or notice of small-scale stock swap	August 9, 2016

	Closure of the shareholder register	August 13, 2016 – August 18, 2016

	Dissent filing period	August 9, 2016 – August 22, 2016

	Date of the board resolution for approval of the Stock Swap	October 4, 2016

	Stock Swap Date	October 19, 2016

	Expected registration date of the Stock Swap	October 20, 2016

	Expected date of listing application for new shares	October 24, 2016

	Expected date of delivery of new share certificates	October 31, 2016

	Expected date of listing of new shares	November 1, 2016

Schedule of Major Events for Hyundai Securities Co., Ltd.

	Date of the Stock Swap Agreement	August 2, 2016

	Record date for a general meeting of shareholders	September 9, 2016

	Closure of the shareholder register	September 10, 2016 – September 13, 2016

	Notice of convening of a general meeting of shareholders	September 26, 2016

	Dissent filing period	August 2, 2016 – October 3, 2016

	Date of the general meeting of shareholders for approval of the Stock Swap	October 4, 2016

	Appraisal right exercise period	October 4, 2016 – October 14, 2016

	Expected date of public announcement/notice regarding invalidation of old share certificates	October 11, 2016

	Expected date of payment of share purchase price to dissenting shareholders exercising appraisal rights	October 17, 2016

	Trading suspension period for shares of Hyundai Securities	October 17, 2016 – October 31, 2016

	Expected end date for submission of old share certificates	October 18, 2016

	Stock Swap Date	October 19, 2016

	Expected date of delisting of shares of Hyundai Securities	November 1, 2016

1.	“Record date for shareholder register and closure notice,” “Date of the general meeting of shareholder for approval of the Stock Swap” and “Appraisal right exercise period” above refer to the schedule for Hyundai Securities.
2.	The dissent filing period for the Stock Swap may be accelerated to 7 days from the date of public announcement or notice of small-scale stock swap in accordance with paragraph (2) of Article 62-2 of the Financial Holding Company Act. However, for investor protection purposes, KB Financial Group allowed dissenting shareholders to provide notice of opposition within 14 days from the date of public announcement and notice of a small-scale stock swap, including 10 days from the record date for dissenting filing of August 12, 2016.
3.	The schedule above is the expected schedule as of the date of submission of the Securities Registration Statement, and certain dates may change during the course of review by the relevant authorities. If information that is material to an investor’s investment decision changes, the expected schedule above may change. Investors should note that through consultation with or review by relevant authorities or agreement of the parties to the Stock Swap Agreement, the representative director may decide to change the above expected schedule pursuant to the authority delegated to it by the board of directors and the Stock Swap Agreement.
4.	The schedule above is an accelerated stock swap schedule in accordance with Article 62-2 of the Financial Holding Company Act, and certain dates are accelerated compared to a stock swap schedule in accordance with the KCC. Pursuant to Article 62-2 of the Financial Holding Company Act, the exercise of appraisal rights may occur within 10 days from the date of resolution of the general meeting of the shareholders, and pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act, the public announcement and notice regarding the submission and invalidation of old share certificates held by the shareholders of Hyundai Securities may be accelerated to 5 days prior to the Stock Swap Date.

IV.	APPRAISAL AND ALLOTMENT OF NEW SHARES

(Unit: KRW, shares)
Swap Ratio	KB Financial Group Inc. : Hyundai Securities Co., Ltd. = 1 : 0.1907312
External Appraisal Organization	Not applicable
Shares to be Issued	Type	Number	Par Value	Offering Price (Reference Share Price)	Total Offering Amount
	Registered common shares	31,759,844	5,000	35,474	1,126,648,706,056
Payment of Consideration	Other than the distribution of common shares of KB Financial Group to shareholders of Hyundai Securities (in exchange for common shares of Hyundai Securities) in accordance with the swap ratio and the payment for fractional shares, no additional consideration will be paid with respect to the Stock Swap.

V.	SUMMARY OF THE PARTIES

		(Unit: KRW millions, shares)
Company Name		KB Financial Group Inc.	Hyundai Securities Co., Ltd.
Classification		Wholly-owning parent company	Wholly-owned subsidiary
Number of Issued Shares	Common Shares	386,351,693	236,612,530
	—	—	—

Total Assets		21,334,883	23,198,322

Share Capital		1,931,758	1,183,063

1.	The number of issued shares is as of the date of submission of the Securities Registration Statement. The amounts for total assets and share capital are based on the separate financial statements as of June 30, 2016.
2.	As of June 30, 2016, KB Financial Group had total assets of KR343,198,122 million on a consolidated basis, and Hyundai Securities had total assets of KRW25,893,085 million on a consolidated basis.

VI.	OTHER MATTERS

[Report of Material Event]	[Amended] Report of Material Event (Stock Swap) — September 1, 2016
[Other]	Please refer to the Amended Report of Material Event of Hyundai Securities (which will become a wholly-owned subsidiary following the Stock Swap) that was publicly disclosed electronically on September 1, 2016.

SECTION 1. OVERVIEW OF THE COMPREHENSIVE STOCK SWAP

I.	BASIC MATTERS RELATING TO THE COMPREHENSIVE STOCK SWAP

1.	Purpose of the Stock Swap

A.	Stock Swap Parties and Background

(1)	Stock Swap Parties

Entity that will become the wholly-owning parent company	Name of Corporation	KB Financial Group Inc.
	Address	84, Namdaemoon-ro, Jung-gu, Seoul, Korea
	Name of Representative Director	Jong Kyu Yoon
	Corporation Type	Listed corporation on the KRX KOSPI Market of the Korea Exchange

Entity that will become the wholly-owned subsidiary	Name of Corporation	Hyundai Securities Co., Ltd. (“Hyundai Securities”)
	Address	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea
	Name of Representative Director	Kyung Eun Yoon
	Corporation Type	Listed corporation on the KRX KOSPI Market of the Korea Exchange

(2)	Background to the Stock Swap

On May 31, 2016, KB Financial Group received an approval from the Financial Services Commission (the “FSC”) to add Hyundai Securities as a subsidiary. As of the date of submission of the Securities Registration Statement, KB Financial Group’s shareholding in Hyundai Securities is 29.62%.

A decline in the net interest margins in the domestic banking industry, attributable to the continued low interest rate environment and the general weakness in the global economy in recent years, has increased more than ever the importance of creating additional revenue streams through collaboration with businesses in diverse financial sectors. Taking such business environment into consideration, KB Financial Group has endeavored over a long period of time to develop a securities brokerage subsidiary with scale and capability, and as a result KB Financial Group became the largest shareholder of Hyundai Securities.

KB Financial Group has determined that for the establishment of a more efficient management system in the future, it is necessary to add Hyundai Securities as a wholly-owned subsidiary and achieve a swift stabilization of the organization through a subsequent merger of Hyundai Securities and KB Investment & Securities Co., Ltd., which is an existing subsidiary of KB Financial Group. Consequently, KB Financial Group resolved to effect a comprehensive stock swap (the “Stock Swap”) pursuant to which one common share of Hyundai Securities will be exchanged for 0.1907312 common share of KB Financial Group. The Stock Swap is being effected for the purpose of adding Hyundai Securities as a wholly-owned subsidiary of KB Financial Group as soon as possible after obtaining the necessary approvals in accordance with the procedures and methods allowed by applicable laws.

Through the Stock Swap, KB Financial Group expects Hyundai Securities, as an unlisted corporation, to be able to establish a more efficient management system that can respond fluidly to changes in the external environment and contribute to business efficiency by being able to make business judgments that are more responsive and flexible. In addition, KB Financial Group plans to maximize synergies between Hyundai Securities and other subsidiaries of KB Financial Group.

The addition of Hyundai Securities as a wholly-owned subsidiary of KB Financial Group is expected to improve the credit ratings of Hyundai Securities and lead to a reduction of its funding costs. Furthermore, KB Financial Group, as the sole shareholder of Hyundai Securities after the Stock Swap, will be able to support timely procurement of capital by Hyundai Securities in times of emergencies with respect to the capital adequacy of Hyundai Securities, by employing a quick and simplified legal decision-making process, including convening of a general meeting of shareholders or obtaining an approval by all shareholders of Hyundai Securities. If Hyundai Securities is not a wholly-owned subsidiary of KB Financial Group, however, conflicts of interests may arise and KB Financial Group would be limited in its decision-making power, which would cause a decrease in management efficiency.

Consequently, KB Financial Group has decided to effect the Stock Swap for the purpose of making Hyundai Securities a wholly-owned subsidiary of KB Financial Group. Through the addition of Hyundai Securities as its wholly-owned subsidiary, KB Financial Group plans to achieve synergies and enhance its corporate value by increasing its management efficiency, achieve synergies among its affiliates, strengthen the unity of KB Financial Group and prevent in advance possible conflicts of interests.

Following the Stock Swap, Hyundai Securities plans to become a large brokerage firm by proceeding with a merger with KB Investment & Securities, and KB Financial Group plans to improve its profitability by having a large brokerage firm with international competitiveness as its subsidiary. For further details, see “—C. Future Plans for Reorganization of Corporate Structure” below.

[Opportunities for achieving synergies among Hyundai Securities and the affiliates of KB Financial Group,

including KB Investment & Securities]

Cost Synergy
Reduction of non-labor costs	Reduction in costs of KB Investment & Securities from integration of books
Reduction in general and administrative expenses through a merger
Revenue Synergy
Cross-selling	Increase Hyundai Securities’ portion among the brokerage accounts that may be opened at Kookmin Bank
Increase sales of equity linked securities/derivatives linked securities products of Hyundai Securities through the banking affiliate’s trust operations
Increase sales of beneficiary certificates of KB Asset Management through Hyundai Securities
Increase revenue of KB Kookmin Card by replacing the corporate cards of Hyundai Securities
Joint sales	Increase the assets of the securities brokerage operations through joint sales efforts of the banking and securities brokerage affiliates
Increase the assets of the banking operations through joint sales efforts of the banking and securities brokerage affiliates
Revitalize corporate investment banking operations

(3)	Applicability of Back Door Listing

Not applicable

B.	Main Impact and Effect on KB Financial Group’s Management, Finance and Business

(1)	Main Impact and Effect on KB Financial Group’s Management

Although the Stock Swap is expected to have a dilutive effect on the share ownership percentages of the existing shareholders of KB Financial Group in accordance with the swap ratio, there will be no change in control for corporate governance purposes, and KB Financial Group and Hyundai Securities will continue to exist as separate entities upon the completion of the Stock Swap.

In addition, pursuant to the stock swap agreement relating to the Stock Swap (the “Stock Swap Agreement”), the terms of office of the directors and audit committee members of KB Financial Group who were appointed prior to the Stock Swap will remain the same following the Stock Swap despite Article 360-13 of the Korean Commercial Code (the “KCC”). No new directors will be appointed as a result of the Stock Swap.

(2)	Main Impact and Effect on the Business of KB Financial Group

KB Financial Group expects that the Stock Swap will result in the improvement of certain of its group-level performance metrics (including its return on equity, double leverage ratio and debt ratio) and an increase in its capital through the issuance of new common shares.

Although the assets and liabilities of Hyundai Securities will remain unchanged and only its shareholder composition will change, Hyundai Securities expects that the Stock Swap will lead to a reduction of its funding costs, due to an improvement in its credit ratings that may result from its becoming a wholly-owned subsidiary of KB Financial Group.

Upon the completion of the Stock Swap, Hyundai Securities will become a wholly-owned subsidiary of KB Financial Group. For additional information with respect to the effects of the Stock Swap on the financial condition of KB Financial Group, see “—IX. Other Matters Relating to Protection of Investors—3. Changes in Capital After the Stock Swap,” “—IX. Other Matters Relating to Protection of Investors—5. Business Plans” and “—IX. Other Matters Relating to Protection of Investors—6. Financial Position Before and After the Stock Swap.”

C.	Future Plans Relating to Reorganization of Corporate Structure

Established on September 29, 2008 as a bank holding company, KB Financial Group received an approval from the FSC on May 31, 2016 to add Hyundai Securities as a subsidiary. As of the date of submission of the Securities Registration Statement, KB Financial Group’s shareholding in Hyundai Securities is 29.62%.

Following the addition of Hyundai Securities as a wholly-owned subsidiary of KB Financial Group pursuant to the Stock Swap, KB Financial Group plans to merge Hyundai Securities with KB Investment & Securities, its existing wholly-owned subsidiary, to create an integrated securities brokerage firm. The merger of Hyundai Securities with KB Investment & Securities is expected to occur at the end of December 2016, with Hyundai Securities remaining as the surviving entity. Through collaboration between Hyundai Securities and KB Investment & Securities, KB Financial Group plans to reorganize the structure of the two companies in preparation for a merger and accomplish an integration of personnel and other resources between the two companies in a short period of time, and expects to be able to provide sophisticated comprehensive financial services to customers by having the merged entity engage in joint sales activities with existing subsidiaries. Investors should refer to the relevant public disclosure which is expected to be made available in accordance with applicable regulations once a decision is made on the merger of Hyundai Securities and KB Investment & Securities.

In accordance with the domestic laws and regulatory rules that will be applicable to Hyundai Securities as a subsidiary of KB Financial Group, Hyundai Saving Bank Co., Ltd. and Hyundai Asset Management Co., Ltd., the subsidiaries of Hyundai Securities, are expected to be reorganized as follows:

Paragraph (1) of Article 19 of the Financial Holding Company Act provides that a first-tier subsidiary of a financial holding company is allowed to control as its subsidiary only those financial institutions that are related to the business of such first-tier subsidiary and other entities in limited circumstances. Any other subsidiaries of such first-tier subsidiaries of a financial holding company must be disposed of within two years of such first-tier subsidiary becoming a subsidiary of a financial holding company, or become a first-tier subsidiary of the financial holding company itself.

Hyundai Savings Bank and Hyundai Asset Management are wholly-owned subsidiaries of Hyundai Securities. Hyundai Savings Bank is a second-tier subsidiary of KB Financial Group and its business is not related to the business of Hyundai Securities. Therefore, in accordance with paragraph (1) of Article 19 of the Financial Holding Company Act, KB Financial Group is considering a sale of Hyundai Savings Bank within two years of Hyundai Securities’ addition as a first-tier subsidiary of KB Financial Group. In this regard, Hyundai Securities has engaged Ernst & Young Han Young as an advisor for the sale of Hyundai Savings Bank and is seeking potential buyers. Investors should refer to the relevant public disclosure which is expected to be made available in accordance with applicable regulations once a decision is made with respect to the foregoing.

KB Financial Group plans to operate Hyundai Asset Management as a specialized alternative investment asset management company. Previously, the FSC allowed one financial business group to own only one asset management company and acknowledged an exception only with respect to licensed units with specialized operations. However, in May 2016, the FSC announced that as part of its plan to improve its licensing policy for asset management companies, it would gradually loosen its existing policy on permitting one business group to own only one asset management company. KB Financial Group plans to specialize the business of Hyundai Asset Management, while promoting the apportionment of business among the multiple asset management companies within the group to realize synergies, in light of the expected loosening by the FSC of its licensing policy. Investors should refer to the relevant public disclosure which is expected to be made available in accordance with applicable regulations once a decision is made with respect to the foregoing.

The New York and Hong Kong subsidiaries of Hyundai Securities are wholly-owned and, as of the date of submission of the Securities Registration Statement, there are no special reorganization plans for these entities, which are expected to continue to be operated as wholly-owned subsidiaries.

In addition, in order to effectively address the profitability concerns attributable to the prolonged low interest rate environment, KB Financial Group currently plans to continue to expand its non-banking business operations, while concurrently seeking to generate stable profits at its subsidiaries.

2.	Summary of the Stock Swap Counterparty

A.	Overview of the Entity

(1)	Summary of the Entity

Category	Description
Legal and Business Name of the Entity	Hyundai Securities Co., Ltd.
Date of Establishment	June 1, 1962 (Changed its name to Hyundai Securities Co., Ltd. on June 5, 1986)
Main Business Operations	Financial investment business

(2)	Management and Employees

①	Management

(As of the date of submission of the Securities Registration Statement)								(Unit: Shares)
Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience		Number of Shares Owned		Term of Office	Expiration of Term
									Voting	Non- Voting
Kyung Eun Yoon	Male	9.1962	President	Yes	Yes	Representative Director	Education		20,000	0	7.11.2012 – Present	3.31.2018
							-	B.A. in English, Hankuk University of Foreign Studies
Work Experience
							-	Representative Director, Solomon Investment & Securities Co., Ltd.
							-	Deputy President, Shinhan Investment Corporation
Sang Nam Kim	Male	1.1945	Director	Yes	No	Outside Director	Education		0	0	3.14.2014 – Present	3.31.2017
							-	Honorary Ph.D. in business administration, Kyonggi University
							-	M.B.A., Dankook University
							-	LL.B., Chosun University
Work Experience
							-	(Current) Chairman, Nojeonghoe Corporation
							-	Senior Secretary to the President for Employment and Welfare, Office of the President
							-	Vice Minister, Ministry of Labor

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience		Number of Shares Owned		Term of Office	Expiration of Term
									Voting	Non- Voting
Chi Yong Noh	Male	5.1952	Director	Yes	No	Outside Director	Education		0	0	5.31.2016 – Present	5.30.2017
							-	B.A. in economics, Hankuk University of Foreign Studies
Work Experience
							-	Representative Director, KB Investment & Securities Co., Ltd.
							-	Representative Directors, KDB Capital Corporation
Kwan Choi	Male	12.1957	Director	Yes	No	Outside Director	Education		0	0	5.31.2016 – Present	5.30.2017
							-	Ph.D., Syracuse University
							-	M.S. in management science, Korea Advanced Institute of Science and Technology
							-	B.A. in business administration, Sungkyunkwan University
Work Experience
							-	(Current) Professor, School of Business, Sungkyunkwan University
							-	Professor, School of Business, Sejong University
Hyung Tae Kim	Male	7.1961	Director	Yes	No	Outside Director	Education		0	0	5.31.2016 – Present	5.30.2017
							-	B.A., M.A. and Ph.D. in business administration, Seoul National University
Work Experience
							-	(Current) Visiting Professor, George Washington University
							-	President, Korea Capital Market Institute

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience		Number of Shares Owned		Term of Office	Expiration of Term
									Voting	Non- Voting
Chul Hyun Seong	Male	9.1964	Senior Managing Director	No	Yes	Head of Capital Markets Group	Education		0	0	5.7.2012 – Present	—
							-	B.A. in economics, Korea University
Work Experience
							-	Managing Director, Woori Investment & Securities Co., Ltd.
Sung Dae Cho	Male	9.1962	Senior Managing Director	No	Yes	Head of Business Administration Group and Business Support Division	Education		19,569	0	1.1.2009 – Present	—
							-	Advanced Management Program for Senior Executives, The Wharton School, University of Pennsylvania
							-	B.A. and M.A. in business administration, Hongik University
Work Experience
							-	Head of Human Resource Department, Hyundai Securities
Jae Hyung Lee	Male	1.1963	Managing Director	No	Yes	Head of Retail Group	Education		14,562	0	1.1.2011 – Present	—
							-	Advanced Management Program, Korea Advanced Institute of Science and Technology
							-	B.A. in international trade, Hankuk University of Foreign Studies
Work Experience
							-	Dongbang Peregrine Securities Co., Ltd.
Byung Heon Cho	Male	11.1966	Managing Director	No	Yes	Head of Real Estate Division	Education		0	0	3.18.2013 – Present	—
							-	B.A. in business administration, Sogang University
Work Experience
							-	Director, Hana Daol Trust
							-	Managing Director, Hana Daol Trust Asset Management

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience		Number of Shares Owned		Term of Office	Expiration of Term
									Voting	Non- Voting
Sang Ik Chung	Male	11.1970	Managing Director	No	Yes	Head of Structured Finance Division	Education		50,000	0	3.2.2015 – Present	—
							-	B.A. in international trade, Dongguk University
Work Experience
							-	Managing Director, IBK Securities Co., Ltd.
							-	Managing Director, IM Investment & Securities Co., Ltd.
Han Kyu Lim	Male	5.1966	Managing Director	No	Yes	Head of Trading Division	Education		0	0	12.1.2015 – Present	—
							-	B.A. and M.A. in international trade, Sungkyunkwan University
Work Experience
							-	Department Head, NH Investment & Securities Co., Ltd.
							-	Department Head, Macquarie-IMM Investment Management Co., Ltd.
Il Young Seo	Male	8.1965	Managing Director	No	Yes	Head of Investment Banking Division	Education		0	0	1.1.2016 – Present	—
							-	M.B.A., Hankuk University of Foreign Studies
							-	B.A. in business administration, Sogang University
Work Experience
							-	Managing Director, Hana Financial Investment Co., Ltd.
							-	Representative Director, Aju Auto Lease Co., Ltd.

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience		Number of Shares Owned		Term of Office	Expiration of Term
									Voting	Non- Voting
Young Sam Chung	Male	6.1967	Managing Director	No	Yes	Head of Risk Management Division	Education		0	0	6.3.2016 – Present	—
							-	M.B.A., Korea Advanced Institute of Science and Technology
							-	B.A. in accounting, Hanyang University
Work Experience
							-	Head of Risk Management Department, KB Financial Group
Sung Sik Ahn	Male	4.1966	Deputy Managing Director	No	Yes	Head of Compliance Division	Education		8,662	0	4.19.2012 – Present	—
							-	LL.B., Korea University
Work Experience
							-	Deputy Managing Director, Hyundai Group
							-	Head of Office of Legal Affairs, Hyundai Securities
Dae Hee Lee	Male	4.1960	Deputy Managing Director	No	Yes	Head of AI Division	Education		14,728	0	1.1.2011 – Present	—
							-	B.A. in economics, Yonsei University
Work Experience
							-	Head of Office of Audit, Hyundai Securities
Yong Gak Shin	Male	10.1962	Deputy Managing Director	No	Yes	Head of IB Division	Education		14,422	0	1.1.2011 – Present	—
							-	B.A. in economics, Sungkyunkwan University
Work Experience
							-	Head of IPO Department, Hyundai Securities
Sun Geun Lee	Male	12.1966	Deputy Managing Director	No	Yes	Head of Customer Asset Management Division	Education		16,408	0	1.1.2012 – Present	—
							-	B.A. in business administration, Yonsei University
Work Experience
							-	Head of Finance Management Department, Hyundai Securities

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience		Number of Shares Owned		Term of Office	Expiration of Term
									Voting	Non- Voting
Seok Joo Kwon	Male	5.1965	Deputy Managing Director	No	Yes	Head of Western Regional Division	Education		5,000	0	1.1.2013 – Present	—
							-	Advanced Management Program, Chonbuk National University
							-	B.A. in accounting, Chonbuk National University
Work Experience
							-	Branch Manager, Jeonju Branch, Hyundai Securities
Jung Tak Chun	Male	3.1963	Deputy Managing Director	No	Yes	Head of Gangnam Regional Division	Education		12,774	0	1.1.2013 – Present	—
							-	B.A. in economics, Sungkyunkwan University
Work Experience
							-	Head of Sales Department, Hyundai Securities
Jae Ho Hur	Male	12.1964	Deputy Managing Director	No	Yes	Head of PB Business Division and Eastern Regional Division	Education		12,908	0	1.1.2013 – Present	—
							-	B.A. in international trade, Korea University
Work Experience
							-	Branch Manager, Suwon Branch, Hyundai Securities
Jong Ki Byun	Male	5.1966	Deputy Managing Director	No	Yes	Head of Derivative Products Division	Education		0	0	5.1.2013 – Present	—
							-	B.A. and M.A. in business administration, Pusan University
Work Experience
							-	Woori Investment & Securities Co., Ltd.

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience		Number of Shares Owned		Term of Office	Expiration of Term
									Voting	Non- Voting
Wan Kyu Lee	Male	12.1964	Deputy Managing Director	No	Yes	Head of Customer Credit Business Division	Education		11,507	0	10.1.2014 – Present	—
							-	B.S. in statistics, Korea University
Work Experience
							-	Dongsuh Securities Co., Ltd.
Myung Seob Kim	Male	9.1965	Deputy Managing Director	No	Yes	Head of Management Planning Division	Education		11,307	0	10.1.2014 – Present	—
							-	B.A. and M.A. in business administration, Seoul National University
Work Experience
							-	Head of Office of Strategic Planning, Hyundai Securities
Chang Sun Park	Male	12.1965	Deputy Managing Director	No	Yes	Head of IT Division	Education		10,106	0	10.1.2014 – Present	—
							-	M.S. in computer engineering, Sungkyunkwan University
							-	B.S. in computer science, Pusan University
Work Experience
							-	Head of IT Planning Department, Hyundai Securities
Sung Ik Kim	Male	12.1961	Deputy Managing Director	No	Yes	Head of Central Regional Division	Education		0	0	10.1.2014 – Present	—
							-	Sung Dong Commercial High School
Work Experience
							-	Branch Manager, Bundang WMC Branch, Hyundai Securities
Yong Hak Kang	Male	5.1962	Deputy Managing Director	No	Yes	Head of Southern Regional Division	Education		11,360	0	10.1.2014 – Present	—
							-	Advanced Management Program, Changwon National University
							-	B.A. in economics, Changwon National University
Work Experience
							-	Samsung Securities Co., Ltd.

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience		Number of Shares Owned		Term of Office	Expiration of Term
									Voting	Non- Voting
Kyung Park	Male	1.1963	Deputy Managing Director	No	Yes	Head of Gangbuk Regional Division	Education		11,205	0	10.1.2014 – Present	—
							-	B.A. in business administration, Chung-Ang University
Work Experience
							-	Branch Manager, Apgujeong WMC Branch, Hyundai Securities
Jae Bong Kim	Male	5.1965	Deputy Managing Director	No	Yes	Head of Smart Business Division	Education		34,577	0	10.1.2014 – Present	—
							-	B.A. in business administration, Kyung Hee University
Work Experience
							-	Head of Human Resource Department, Hyundai Securities
Dong Ki Kim	Male	1.1963	Deputy Managing Director	No	Yes	Head of Annuities Products Division	Education		12,835	0	10.1.2014 – Present	—
							-	M.A. in labor and industrial relations, Korea University
							-	B.A. in business administration, Korea University
Work Experience
							-	Branch Manager, Bucheon Branch, Hyundai Securities
Doo Hyun Park	Male	1.1964	Deputy Managing Director	No	Yes	Head of Product Strategy Division	Education		3,000	0	10.1.2014 – Present	—
							-	B.A. and M.A. in economics, Korea University
Work Experience
							-	Head of PB Promotion Department, Hyundai Securities

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience		Number of Shares Owned		Term of Office	Expiration of Term
									Voting	Non- Voting
Sung Hyun Cho	Male	2.1964	Deputy Managing Director	No	Yes	Head of International Sales Branch Division	Education		8,700	0	10.1.2014 – Present	—
							-	LL.B., Yonsei University
Work Experience
							-	Head of PBS Center, Hyundai Securities
Jung Duk Han	Male	3.1964	Deputy Managing Director	No	Yes	Head of Prime Brokerage Division	Education		0	0	11.9.2015 – Present	—
							-	B.S. and M.S. in political science, Seoul National University
Work Experience
							-	Eugene Investment Co., Ltd.
							-	IBK Securities Co., Ltd.
Gun Sang Park	Male	7.1967	Deputy Director	No	Yes	Head of International Derivative Products Division	Education		0	0	11.9.2015 – Present	—
							-	M.B.A., Eastern Michigan University
							-	B.A. in history, Soongsil University
Byung Hee Lee	Male	9.1968	Deputy Director	No	Yes	Head of Debt Securities Division	Education		0	0	1.1.2016 – Present	—
							-	B.A. in German language and literature, Seoul National University
Work Experience
							-	Head of Debt Securities Sales Department, Hyundai Securities

							-	KGI Securities Co., Ltd.
							-	Kiwoom Securities Co., Ltd.
Hyun Chul Park	Male	11.1966	Deputy Director	No	Yes	Chief Information Security Officer	Education		0	0	1.1.2016 – Present	—
							-	M.S. in management information systems, Yonsei University
							-	B.S. in mathematics, Yeungnam University
Work Experience
							-	Head of Information System Department, Hyundai Securities

②	Employees

(As of June 30, 2016)								(Units: Persons, years, KRW millions)
Business	Gender	Number of Employees[1]					Average Years of Continuous Service[2]	Total Amount of Annual Salary[3]	Average Annual Wage per Person	Remarks
		Non-Fixed Term Employees		Fixed-Term Employees		Total
		Total	(Part-Time Employees)	Total	(Part-Time Employees)
Retail	Male	508	—	194	—	702	17.0	39,581	56	—
Retail	Female	484	—	35	—	519	17.1	22,428	43	—
Headquarters Sales	Male	124	—	120	—	244	10.7	22,539	92	—
Headquarters Sales	Female	40	—	18	—	58	9.7	2,486	43	—
Headquarters Administration	Male	358	—	70	—	428	13.7	18,156	42	—
Headquarters Administration	Female	286	—	44	—	330	13.1	8,866	27	—

Total		1,800	—	481	—	2,281	13.6	114,055	50	—

1.	Excludes management (36 people) but includes employees on leave (62 people).
2.	Represents the average years of continuous service of full-time, non-fixed term employees (Grade 1 – Grade 6).
3.	Pursuant to the change in corporate disclosure forms (August 20, 2012), annual salary includes total earned income payment amount (as reported to the relevant tax authorities), which includes fixed pay, performance pay and other fringe benefits.

B.	Major Shareholders

(As of the date of submission of the Securities Registration Statement)						(Units: Shares, %)
Name	Relationship	Share Type	Number of Shares Owned and Ownership Percentage				Remarks
			Beginning of Period		End of Period
			Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
KB Financial Group	Largest Shareholder	Common Shares	0	0.00	70,096,280	29.62	—
Kyung Eun Yoon	Specially Related Party	Common Shares	20,000	0.01	20,000	0.01	—
Myung Seob Kim	Specially Related Party	Common Shares	11,307	0.00	11,307	0.00	—
Sung Hyun Cho	Specially Related Party	Common Shares	8,700	0.00	8,700	0.00	—
Total		Common Shares	40,007	0.02	70,136,287	29.64	—

		—	—	—	—	—	—

C.	Summary Financial Data for the Past Three Years and External Audits of the Entity

(1)	Consolidated Financial Statements of Hyundai Securities

[Consolidated Statements of Financial Position]

Hyundai Securities and its subsidiaries								(Unit: KRW)
	June 30, 2016		December 31, 2015		December 31, 2014		December 31, 2013
Assets
Cash and deposits	2,237,985,908,838		2,086,708,270,523		2,566,221,384,335		1,588,633,926,779
Financial assets at fair value through profit or loss	13,732,823,919,843		12,855,479,151,256		11,738,701,976,589		12,033,675,778,500
Derivative financial assets	488,212,192,748		492,241,017,758		397,295,951,091		5,236,611,889
Available-for-sale financial assets	3,024,171,253,159		2,469,258,776,454		1,466,481,761,221		1,405,660,028,168
Held-to-maturity financial assets	16,468,659,641		18,023,409,998		17,919,810,634		8,239,126,776
Investments in associates	6,519,696,970		7,140,647,744		4,692,967,429		1,241,337,670
Loans	4,264,042,826,760		3,976,352,706,146		3,000,357,905,797		2,530,560,945,319
Property and equipment	140,678,470,735		167,970,083,428		175,703,753,650		266,026,618,962
Investment property	522,533,768,797		541,344,074,296		679,324,593,466		78,926,397,914
Intangible assets	192,466,815,614		196,780,858,898		200,916,844,583		205,480,796,659
Current tax assets	31,324,009,744		10,278,157,406		3,124,105,853		11,091,726,878
Deferred tax assets	40,695,195,441		43,985,868,284		19,343,678,576		—
Other financial assets	1,119,163,096,359		860,938,588,382		629,421,974,749		570,557,818,761
Other non-financial assets	42,026,930,180		52,631,622,170		83,739,478,745		239,996,770,810
Assets held-for-sale	33,972,593,674		—		—
Total assets		25,893,085,338,503		23,779,133,232,743		20,983,246,186,718		18,945,327,885,085
Liabilities
Deposits received	3,242,295,229,705		2,768,081,782,550		2,109,785,704,205		2,076,404,141,317
Financial liabilities at fair value through profit or loss	7,891,881,429,683		7,164,228,121,195		6,522,672,522,154		5,081,617,952,856
Derivative financial liabilities	758,064,691,754		859,256,827,661		489,215,027,600		—
Borrowings	9,417,973,352,505		8,680,246,914,365		8,039,384,868,923		8,350,092,403,271
Current tax liabilities	486,434,628		630,854,753		10,801,131,747		—
Net defined benefit liabilities	10,399,483,710		38,672,213,435		34,014,472,542		24,626,425,224
Deferred tax liabilities	4,407,839,699		14,859,993,833		1,591,878,107		4,126,722,299
Provisions	2,883,506,124		2,791,941,797		2,744,845,722		19,704,839,131
Other financial liabilities	1,132,040,161,751		846,951,028,197		695,306,824,148		399,751,045,853
Other non-financial liabilities	96,395,054,626		101,439,320,693		73,241,415,270		71,317,413,451
Total liabilities		22,556,827,184,185		20,477,158,998,479		17,978,758,690,418		16,027,640,943,402
Equity
Capital stock	1,183,062,650,000		1,183,062,650,000		1,183,062,650,000		1,183,062,650,000
Other paid-in capital	1,023,036,247,788		901,381,492,643		901,381,492,643		864,611,906,755
Retained earnings	985,068,665,534		1,059,126,163,928		790,399,870,985		758,179,924,745
Elements of other shareholders’ equity	145,090,590,996		158,403,927,693		129,643,482,672		111,832,460,183
Non-controlling interest		—		—		—		—
Total equity		3,336,258,154,318		3,301,974,234,264		3,004,487,496,300		2,917,686,941,683
Total liabilities and equity		25,893,085,338,503		23,779,133,232,743		20,983,246,186,718		18,945,327,885,085

[Consolidated Statements of Comprehensive Income]

Hyundai Securities and its subsidiaries										(Unit: KRW)
	1H 2016		1H 2015		2015		2014		2013
Operating income		2,328,485,185,550		1,873,948,995,222		4,267,218,296,123		2,650,508,044,212		1,840,523,661,142
Fee and commission income	209,628,288,834		232,245,328,399		536,189,185,213		314,389,530,598		243,369,811,127
Gain on valuation and disposal of financial assets(liabilities)	1,617,902,906,835		1,131,802,725,091		2,728,146,014,838		1,469,459,179,946		282,636,598,603
Interest income	320,634,137,492		321,089,265,319		650,483,114,178		607,680,580,231		492,082,040,613
Gain on valuation and disposal of loans	4,778,016,486		25,533,798,868		6,892,890,853		65,022,198,803		3,631,307,529
Gain on foreign currency transactions	120,649,641,857		108,306,689,608		233,717,238,246		126,672,184,569		29,634,817,302
Other operating income	54,892,194,046		54,971,187,937		111,789,852,795		67,284,370,065		28,863,198,034
Operating expenses		2,278,113,348,116		1,675,932,029,412		3,969,636,730,764		2,610,816,648,867		1,914,274,427,252
Fee and commission expense	36,348,457,608		28,884,150,683		60,608,952,322		46,683,598,383		42,706,395,743
Loss on valuation and disposal of financial assets(liabilities)	1,677,728,794,594		1,149,701,546,329		2,909,122,948,806		1,527,271,720,295		531,914,183,916
Interest expense	111,679,409,631		114,509,062,310		204,661,249,040		249,773,135,795		212,695,644,095
Loss on valuation and disposal of loans	46,642,486,422		10,057,807,700		25,916,398,903		102,061,110,035		45,948,195,131
Loss on foreign currency transactions	117,454,411,146		66,763,003,326		130,525,727,966		91,544,613,003		51,604,726,941
Payroll	150,952,944,907		177,029,435,550		385,342,880,155		361,532,662,241		234,213,096,677
Other selling and administrative expenses	125,861,089,869		117,194,591,930		233,978,627,375		208,854,425,563		152,735,938,864
Other operating expenses	11,445,753,939		11,792,431,584		19,479,946,197		23,095,383,552		23,616,170,879
Operating profit(loss)		50,371,837,434		198,016,965,810		297,581,565,359		39,691,395,345		(73,750,766,110)
Non-operating income		21,024,248,562		16,944,922,448		34,596,442,786		35,365,843,466		40,364,016,469
Non-operating expenses		22,841,036,312		1,453,899,602		24,006,860,077		18,894,494,713		29,234,905,419
Profit(loss) before income tax		48,555,049,684		213,507,988,656		308,171,148,068		56,162,744,098		(62,621,655,060)
Income tax expense		12,664,356,578		42,822,468,032		28,619,631,374		18,775,757,237		(19,733,214,162)
Profit(loss) for the period		35,890,693,106		170,685,520,624		279,551,516,694		37,386,986,861		(42,888,440,898)
Attributable to:
Equity holders of the Parent Company	35,890,693,106		170,685,520,624		279,551,516,694		37,386,986,861		(42,888,440,898)
Non-controlling interest	—		—		—		—		—
Earnings per share
Basic and diluted earnings per share		163		776		1,271		129		(461)

(2)	Name of Auditor and Audit Opinion

Term	Auditor	Audit Opinion	Summary of Issues
1H 2016	Samil PricewaterhouseCoopers	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to K-IFRS 1034, “Interim Financial Reporting.”	Not applicable
2015	Samil PricewaterhouseCoopers	Unqualified	Not applicable
2014	Deloitte Anjin LLC	Unqualified	Not applicable
2013	Deloitte Anjin LLC	Unqualified	Not applicable

3.	Form of Stock Swap

A.	Applicability of Comprehensive Stock Swap

KB Financial Group intends to add Hyundai Securities as a wholly-owned subsidiary by effecting a comprehensive stock swap.

[The Affiliates and the Corporate Governance Structure of KB Financial Group

Before and After the Completion of the Stock Swap]

<Before the Stock Swap>

Note: As of the date of submission of the Securities Registration Statement, KB Financial Group comprised a total of 36 affiliated companies (including KB Financial Group, 13 first-tier subsidiaries and 22 second-tier subsidiaries).

<After the Completion of the Stock Swap>

Note: As of the date of submission of the Securities Registration Statement, KB Financial Group comprised a total of 36 affiliated companies (including KB Financial Group, 13 first-tier subsidiaries and 22 second-tier subsidiaries).

B.	Applicability of Small-Scale Stock Swap or Simplified Stock Swap and Grounds for Application

With respect to KB Financial Group, the Stock Swap qualifies as a “small-scale stock swap” pursuant to Article 360-10 of the KCC (the “KCC”). However, with respect to Hyundai Securities, the Stock Swap does not fall under the definition of a “simplified stock swap” as set forth in Article 360-9 of the KCC.

Article 360-9 of the KCC (Simplified Stock Swaps)

(1)	In cases where all the shareholders of a company becoming a wholly-owned subsidiary give their consent or where a company becoming a wholly-owning parent company owns 90 percent or more of the total number of issued and outstanding shares of the company becoming the wholly-owned subsidiary, the approval of a general meeting of shareholders of the company becoming the wholly-owned subsidiary may substitute for the approval of the board of directors.

Article 360-10 of the KCC (Small-Scale Stock Swaps)

(1)	In cases where the total number of new shares issued for a stock swap by a company becoming a wholly-owning parent company does not exceed 10 percent of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders mentioned in Article 360-3 (1) of the relevant company may substitute for the approval of the board of directors: Provided, That this shall not apply where the amount to be paid to the shareholders of a company becoming a wholly-owned subsidiary, if so determined, exceeds 5 percent of the value of current net assets of a company becoming a wholly-owning parent company on its final balance sheet as provided for in Article 360-4 (1) 3.

C.	Listing Plans for the Surviving Entity After the Stock Swap

As of the date of submission of the Securities Registration Statement, KB Financial Group is a listed corporation on the KRX KOSPI Market of the Korea Exchange and plans to remain a listed corporation following the completion of the Stock Swap and has no plans to delist. Hyundai Securities, which will become a wholly-owned subsidiary of KB Financial Group after the Stock Swap, expects to delist its common shares on November 1, 2016. Such date is tentative, and the actual delisting date may change subject to discussions with relevant authorities.

D.	Noteworthy Matters Relating to the Stock Swap

(1)	Small-scale Stock Swap of the Wholly-Owning Parent Company

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC, and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group. Pursuant to paragraph (5) of Article 360-10 of the KCC, however, if shareholders owning 20% or more of the total number of issued shares of KB Financial Group oppose the Stock Swap, the small-scale stock swap procedure must be changed to an ordinary stock swap procedure.

In this connection, the period for the submission of notice of opposition to the Stock Swap (the “dissent filing period”) (August 9 – 22, 2016) expired prior to the date of submission of the Securities Registration Statement, and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Accordingly, the Stock Swap will proceed as a small-scale stock swap.

Article 360-10 of the KCC (Small-Scale Stock Swaps)

(5)	In cases where a holder of shares equivalent to 20 percent or more of the total number of issued and outstanding shares of a company becoming a wholly-owning parent company notifies the company in writing of his/her intent to oppose to the stock swap under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the stock swap under this Article shall not be made.

*	With respect to the Stock Swap, such dissent filing period of two weeks may be shortened to seven days pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act. However, for investor protection purposes, KB Financial Group allowed dissenting shareholders to provide notice of opposition within 14 days from the public announcement and notice of a small-scale stock swap, including 10 days from the record date for dissent filing of August 12, 2016.

(2)	Accelerated Schedule for the Stock Swap

Pursuant to Article 62-2 of the Financial Holding Company Act, certain procedures of the Stock Swap have been accelerated. A comparison of an ordinary stock swap schedule in accordance with the KCC and an accelerated stock swap schedule pursuant to the Financial Holding Company Act is set forth below.

[Comparison of stock swap schedules pursuant to the KCC and the Financial Holding Company Act]

Item	Korean Commercial Code	Financial Holding Company Act[1]
Public announcement of the closure of the shareholder register and the record date	2 weeks prior to the closure of the shareholder register or the record date	7 days prior to the closure of the shareholder register or the record date
Public disclosure of the stock swap agreement	2 weeks prior to the date of resolution of the general meeting of shareholders approving the stock swap	7 days prior to the date of resolution of the general meeting of shareholders approving the stock swap
Public announcement or notice of the small-scale stock swap by the entity that will become the wholly-owning parent company	Within 2 weeks from the date of the stock swap agreement	Within 7 days from the date of the stock swap agreement
Notice of convening of general meeting of shareholders	2 weeks prior to the date of resolution of the general meeting of shareholders	7 days prior to the date of resolution of the general meeting of shareholders
Dissenting shareholders’ appraisal rights	Within 20 days from the date of resolution of the general meeting of shareholders	Within 10 days from the date of resolution of the general meeting of shareholders
Public announcement of procedure for invalidation of share certificates	1 month prior to the date of the stock swap	5 days prior to the date of the stock swap
Notice of opposition to small-scale stock swap by the shareholders of the entity that will become the wholly-owning parent company	Within 2 weeks from the date of public announcement or notice of small-scale stock swap	Within 7 days from the date of public announcement or notice of small-scale stock swap
Period for payment of share purchase price to dissenting shareholders exercising appraisal rights	Within 2 months from the date of request	Within 1 month from the date of request

1.	Accelerated schedule pursuant to “Exceptions for a Comprehensive Stock Swap” under the Financial Holding Company Act.
2.	The Financial Holding Company Act applies equally to both the parent company and the subsidiary.

The dissent filing period for the Stock Swap may be accelerated to 7 days from the date of public announcement or notice of small-scale stock swap in accordance with paragraph (2) of Article 62-2 of the Financial Holding Company Act. However, for investor protection purposes, KB Financial Group allowed dissenting shareholders to provide notice of opposition within 14 days from the date of public announcement and notice of a small-scale stock swap, including 10 days from the record date for dissenting filing of August 12, 2016.

In addition, the exercise of appraisal rights may be accelerated to within 10 days from the date of resolution of the general meeting of the shareholders, and the notice of convening of a general meeting of shareholders may be provided 7 days prior to the date of resolution of the general meeting of shareholders, pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act. Furthermore, the public announcement and notice regarding the submission and invalidation of old share certificates held by the shareholders of Hyundai Securities may be accelerated to 5 days prior to the date of the Stock Swap (the “Stock Swap Date”) pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act.

Paragraph (2) of Article 62-2 of the Financial Holding Company Act and Articles 360-5, 360-8 and 360-10 of the KCC provide as follows:

Article 62-2 of the Financial Holding Company Act (Special Cases for Stock Swaps and Stock Transfers)

(2)	In the application of the Korean Commercial Code with respect to a stock swap or stock transfer in order to establish a financial holding company (including cases where a financial holding company, etc. newly include a subsidiary or second-tier subsidiary; hereafter the same shall apply in this Article) or to own all the stocks of the existing subsidiary or second-tier subsidiary, “two weeks” in the main sentence of Article 354 (4), Article 360-4 (1) other than each subparagraph, Article 360-5 (2), the main sentence of Article 360-9 (2), Article 360-10 (4), Article 360-17 (1) other than each subparagraph, and the main sentence of Article 363 (1) of the said Act shall be deemed “seven days”, respectively; “twenty days” in Article 360-5 (1) and (2) of the said Act shall be deemed “ten days”, respectively; “one month prior to” in Article 360-8 (1) of the said Act other than each subparagraph shall be deemed “five days prior to”; “when the intent to oppose stock swap is notified” in Article 360-10 (5) of the said Act shall be deemed “when the intent to oppose stock swap is notified within seven days from the notice or announcement under paragraph (4)”; “within a period determined in excess of one month” in Article 360-19 (1) 2 of the said Act shall be deemed “within a period determined for at least five days”; and “within two months” in Article 374-2 (2) of the said Act shall be deemed “within one month.”

Article 360-5 of the KCC (Appraisal Rights of Dissenting Shareholders)

(1)	Shareholders who oppose to a resolution of the board of directors on the matter to be approved under Article 360-3 (1) may, if they informed in writing the company of their intents to oppose to the said resolution prior to a general meeting of shareholders, make a written request to the company for the purchase of shares owned by themselves, indicating the classes and number of such shares, within 20 days from the date of resolution of such general meeting.

(2)	Shareholders who have given a written notice to the company of their intents to oppose to the stock swap within two weeks from the date of public notice or notification under Article 360-9 (2) may make a written request to the company for the purchase of shares owned by themselves, indicating the classes and number of such shares, within 20 days of the expiration of such period.

Article 360-8 of the KCC (Procedures for Invalidation of Share Certificates)

(1)	A company becoming a wholly-owned subsidiary due to a stock swap shall, where its general meeting of shareholders has made an approval under Article 360-3 (1), give a public notice on the following matters one month before the date of stock swap, and notify the shareholders listed in the register of shareholders and the pledgees respectively:

1.	The purport of an approval under Article 360-3 (1);

2.	The purport that the share certificates shall be submitted to the company by the day preceding the date of stock swap;

3.	The purport that the share certificates shall become invalidated on the date of stock swap.

Article 360-10 of the KCC (Small-Scale Stock Swaps)

(4)	A company becoming a wholly-owning parent company shall give a public notice on the business title and the head office of the company becoming a wholly-owned subsidiary, the date of stock swap and the purport that a stock swap is to be made without obtaining an approval under Article 360-3 (1), or notify it to the shareholders, within two weeks of the preparation of a stock swap agreement.

(5)	In cases where a holder of shares equivalent to 20 percent or more of the total number of issued and outstanding shares of a company becoming a wholly-owning parent company notifies the company in writing of his/her intent to oppose to the stock swap under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the stock swap under this Article shall not be made.

E.	Details Relating to Entities That Will Become the Wholly-Owning Parent Company and the Wholly-Owned Subsidiary After the Stock Swap

Item	Wholly-Owning Parent Company	Wholly-Owned Subsidiary
Business name	KB Financial Group	Hyundai Securities
Address of headquarters	84, Namdaemoon-ro, Jung-gu, Seoul, Korea	21, Yeouinaru 4-gil, Youngdeungpo-gu, Seoul, Korea
Current listing status	Listed on KRX KOSPI Market	Listed on KRX KOSPI Market
Currently-owned subsidiaries

Kookmin Bank (100%)

KB Insurance Co., Ltd. (33.29%)

Hyundai Securities Co., Ltd. (29.62%)

KB Kookmin Card Co., Ltd. (100%)

KB Investment & Securities Co., Ltd. (100%)

KB Life Insurance Co., Ltd. (100%)

KB Asset Management Co., Ltd. (100%)

KB Capital Co., Ltd. (52.02%)

KB Savings Bank Co., Ltd. (100%)

KB Real Estate Trust Co., Ltd. (100%)

KB Investment Co., Ltd. (100%)

KB Credit Information Co., Ltd. (100%)

KB Data Systems Co., Ltd. (100%)

Hyundai Savings Bank Co., Ltd. (100%)

Hyundai Asset Management Co., Ltd. (100%)

Hyundai Securities America Inc. (100%)

Hyundai Securities Asia Ltd. (100%)

Hyundai–Tongyang Agrifood Private Equity Fund (25.47%)

Keystone–Hyundai Securities No.1 Private Equity Fund (5.64%)

1.	After the Stock Swap, Hyundai Securities will become a wholly-owned subsidiary of KB Financial Group.

4.	Progress and Schedule

A.	Progress

•	August 2, 2016: Resolution of the board of directors to approve the execution of the Stock Swap Agreement

•	August 2, 2016: Execution of the Stock Swap Agreement

•	August 9, 2016: Public announcement or notice of a small-scale stock swap

•	August 9 – 22, 2016: Dissent filing period for the Stock Swap (received notices of opposition to the Stock Swap from shareholders owning less than 20% of the total issued shares)

•	August 31, 2016: Approval of the Stock Swap by the FSC

B.	Schedule

The Stock Swap will proceed in accordance with Article 62-2 of the Financial Holding Company Act, Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FSCMA”), Article 176-6 of the Enforcement Decree of the FSCMA and Articles 360-2 to 360-14 of the KCC.

The Stock Swap will proceed as a small-scale stock swap for KB Financial Group. Accordingly, an approval by the board of directors will replace an approval of the general meeting of shareholders and no appraisal rights are granted to the dissenting shareholders of KB Financial Group.

The Stock Swap will proceed as an ordinary stock swap for Hyundai Securities, which requires an approval by the general meeting of shareholders. Appraisal rights are granted to the dissenting shareholders of Hyundai Securities.

Event		KB Financial Group	Hyundai Securities
	Date of the board resolution	August 2, 2016	August 2, 2016
	Public announcement of the record date and the closure of the shareholder register	August 2, 2016 (Public announcement by KB Financial Group of the record date for the notice of opposition to small-scale stock swap pursuant to Article 360-10 of the KCC)	September 1, 2016
	Date of the Stock Swap Agreement	August 2, 2016	August 2, 2016
	Record date	August 12, 2016	September 9, 2016
	Notice of convening of a general meeting of shareholders	—	September 26, 2016
	Public announcement or notice of small-scale stock swap	August 9, 2016	—
Closure of the shareholder register	Start date	August 13, 2016	September 10, 2016
	End date	August 18, 2016	September 13, 2016
Dissent filing period	Start date	August 9, 2016	August 2, 2016
	End date	August 22, 2016	October 3, 2016
	Date of the board resolution or the resolution of the general meeting of shareholders for approval of the Stock Swap	October 4, 2016 (Meeting of the board of directors)	October 4, 2016 (Extraordinary meeting of shareholders)
Appraisal right exercise period	Start date	—	October 4, 2016
	End date	—	October 14, 2016
	Expected date of submission of old share certificates and public announcement/notice of invalidation by the entity that will become the wholly-owned subsidiary	—	October 11, 2016
	Expected date of payment of share purchase price to dissenting shareholders exercising appraisal rights	—	October 17, 2016
	Expected end date for submission of old share certificates	—	October 18, 2016
	Stock Swap Date	October 19, 2016	October 19, 2106
	Trading suspension period for shares of Hyundai Securities	—	October 17 – 31, 2016
	Expected registration date of the Stock Swap	October 20, 2016	—
	Expected date of listing application for new shares	October 24, 2016	—
	Expected date of delivery of new share certificates	October 31, 2016	—
	Expected listing of new shares and delisting of shares of Hyundai Securities	November 1, 2016	November 1, 2016

1.	The dissent filing period for the Stock Swap (August 9 – 22, 2016) expired prior to the date of submission of the Securities Registration Statement and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Accordingly, the Stock Swap will proceed as a small-scale stock swap (pursuant to paragraphs (4) and (5) of Article 360-10 of the KCC and Article 62-2 of the Financial Holding Company Act).

2.	The schedule above is the expected schedule as of the date of submission of the Securities Registration Statement and may change subject to consultation with or approval by the relevant authorities or consultation between the contracting parties.
3.	The schedule above is an accelerated stock swap schedule in accordance with Article 62-2 of the Financial Holding Company Act, and certain dates are accelerated compared to a stock swap schedule in accordance with the KCC. Pursuant to Article 62-2 of the Financial Holding Company Act, the exercise of appraisal rights may occur within 10 days from the date of resolution of the general meeting of the shareholders, and pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act, the public announcement and notice regarding the submission and invalidation of old share certificates held by the shareholders of Hyundai Securities may be accelerated to 5 days prior to the Stock Swap Date.

5.	Conditions to the Consummation of the Stock Swap

A.	Amendment and Termination Provisions of the Stock Swap Agreement

Upon the occurrence of any of the following events, KB Financial Group and Hyundai Securities may amend or terminate the Stock Swap Agreement through mutual consultation:

(1)	By mutual written agreement;

(2)	If any matters relating to the terms and conditions of the Stock Swap Agreement violate any relevant laws or accounting standards;

(3)	If shareholders owning 20% or more of the total number of issued shares of KB Financial Group provide notice, in writing, of their opposition to the Stock Swap during the dissent filing period;

(4)	If, due to the exercise of appraisal rights by shareholders dissenting to the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW770 billion (116,016,000 common shares of Hyundai Securities, comprising 49% of the total number of issued shares of Hyundai Securities);

(5)	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on KB Financial Group and Hyundai Securities; or

(6)	If any of the following events occurs before the Stock Swap Date:

①	There is a material adverse change to the assets or management status of KB Financial Group or Hyundai Securities as a result of a force majeure event or other causes; or

②	The swap ratio set forth in the Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

With respect to item (3) above, it is no longer an applicable termination event as notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period (which ended on August 22, 2016). Accordingly, the Stock Swap will proceed as a small-scale stock swap with respect to KB Financial Group and a resolution of the board of directors will replace a resolution of the general meeting of shareholders.

With respect to Hyundai Securities, the Stock Swap requires an approval of two-thirds or more of the voting rights of the participating shareholders and one-third or more of the issued shares at the extraordinary general meeting of shareholders of Hyundai Securities, currently scheduled to take place on October 4, 2016. The Stock Swap Agreement may be terminated if the Stock Swap is not approved at the extraordinary general meeting of shareholders of Hyundai Securities.

With respect to item (5) above, approvals from the board of directors of KB Financial Group and Hyundai Securities were obtained on August 2, 2016, and the general meeting of shareholders of Hyundai Securities is expected to take place on October 4, 2016. An approval of the Stock Swap from the FSC was obtained on August 31, 2016.

B.	If the Stock Swap Agreement is terminated upon the occurrence of any of the events in section A above and the Stock Swap procedure is suspended, the exercise of appraisal rights by the dissenting shareholders shall also cease to have effect and Hyundai Securities will not purchase such shares with respect to which appraisal rights have been exercised.

C.	Requirement for a Resolution of the General Meeting of Shareholders to Approve the Stock Swap

(1)	Requirement for a Resolution of the General Meeting of Shareholders of KB Financial Group

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC, and accordingly, a resolution of the board of directors will replace a resolution of the general meeting of shareholders.

(2)	Requirement for a Resolution of the General Meeting of Shareholders of Hyundai Securities

With respect to Hyundai Securities, pursuant to paragraphs (1) and (2) of Article 360-3 of the KCC and Article 434 of the KCC, the Stock Swap requires an approval of two-thirds or more of the voting rights of the participating shareholders and one-third or more of the issued shares at the extraordinary general meeting of shareholders of Hyundai Securities.

6.	Relevant Laws and Special Provisions

On August 31, 2016, Hyundai Securities, which is a financial investment company, received a notice of approval from the FSC with respect to the Stock Swap in accordance with paragraph (2) of Article 417-1 of the FSCMA.

Certain parts of the Securities Registration Statement may be revised during the public disclosure evaluation process, and if any material content closely related to the investment decision-making process is revised, then the expected schedule may also be revised. In addition, certain matters relating to the Stock Swap, including the delisting of shares of Hyundai Securities and the listing of new shares of KB Financial Group, require prior discussions with the government and relevant authorities and the schedule may be revised accordingly.

Following the completion of the Stock Swap, KB Financial Group is required to submit a report on results of the securities issuance to the FSC (pursuant to Article 2-19 of the Detailed Regulations on Issuance and Public Disclosure of Securities). For details with respect to the Stock Swap schedule in accordance with the special provisions of Article 62-2 of the Financial Holding Company Act, see “—4. Progress and Schedule” above. For details with respect to the appraisal rights of dissenting shareholders, see“—VII. Matters Relating to Appraisal Rights” below.

A certain number of common shares of KB Financial Group are listed on the New York Stock Exchange in the form of American depositary shares (each American depositary share represents one common share of KB Financial Group) and JPMorgan Chase Bank, N.A., which beneficially owns 5% or more of the issued shares of KB Financial Group (29,898,274 shares representing a 7.74% shareholding in KB Financial Group as of the date of submission of the Securities Registration Statement), is the depositary bank for American depositary shares and the voting rights for the underlying common shares are held by each holder of American depositary shares. The disclosure document for the Stock Swap is expected to be publicly disclosed through the U.S. Securities and Exchange Commission in accordance with applicable disclosure rules.

II.	PRICES AND CALCULATION METHOD FOR COMPREHENSIVE STOCK SWAP

1.	Swap Ratio

		(Unit: KRW)
Item	KB Financial Group	Hyundai Securities
Reference share price	35,474	6,766
- Percentage of discount or premium	0%	0%
Average of asset/profit values	—	—
- Asset value	—	—
- Profit value	—	—
Swap price (per share)	35,474	6,766
Swap ratio	1	0.1907312
Relative value	—	—

1.	The swap ratio of the common shares of KB Financial Group to the common shares of Hyundai Securities is 1:0.1907312. Accordingly, on the Stock Swap Date (expected to be October 19, 2016), KB Financial Group will allot to the shareholders registered in the shareholder register of Hyundai Securities (other than KB Financial Group) 0.1907312 newly issued common share of KB Financial Group (par value KRW5,000) for each common share of Hyundai Securities (par value KRW5,000) held by such shareholder.

2.	Calculation Method

As KB Financial Group and Hyundai Securities are both “stock-listed corporations,” the swap ratio for the Stock Swap was determined based on swap prices calculated in accordance with Article 165-4 of the FSCMA and paragraph (1)-1 of Article 176-5 and paragraph (2) of Article 176-6 of the Enforcement Decree of the FSCMA.

Article 165-4 of the FSCMA (Special Cases concerning Merger, etc.)

(1)	A stock-listed corporation shall comply with the guidelines, such as requirements and methods prescribed by Presidential Decree if it intends to conduct any of the following activities (hereafter referred to as “merger, etc.” in this Article):

1.	Merger with another corporation;
2.	Acquisition or transfer of material business or asset prescribed by Presidential Decree;
3.	All-inclusive swap or transfer of stocks;
4.	Split-off, or split and merger.

(2)	Where a stock-listed corporation intends to merge, etc. another company, it shall undergo an evaluation of the price of the merger and other matters prescribed by Presidential Decree which is conducted by a specialized assessment institution (hereafter referred to as “external assessment institution” in this Article and Article 165-18, as prescribed by Presidential Decree for the protection of investors and sound trade order.

(3)	Where the result of an assessment on merger, etc. conducted by an external assessment institution is deemed seriously insufficient, or where it is likely to undermine the protection of investors or sound trade order as prescribed by Presidential Decree, the Financial Services Commission may lay a restriction on the affairs of assessment pursuant to paragraph (2).

(4)	The scope of external assessment institutions and method, etc. of restricting assessment affairs under paragraph (3) shall be prescribed by Presidential Decree.

Article 176-5 of the Enforcement Decree of the FSCMA (Requirements, Methods, etc. for Merger)

(1)	A stock-listed corporation shall, when it seeks to merge with another corporation, follow the merger value calculated in accordance with any of the following methods. In such cases, when a stock-listed corporation is unable to calculate a price under subparagraph 1 or the main sentence of subparagraph 2 (a), the price under subparagraph 2 (b) shall apply.

1.	In cases of a merger between stock-listed corporations, as of the day preceding the earlier of the date when the resolution of the board of directors is made for the merger or the date when the merger contract is concluded, the value (hereafter referred to as “standard market price” in this Article) that is obtained by discounting or adding up to 30% (10% in cases of a merger between affiliated companies) of the average of the closing prices (referring to the closing prices effectuated in the securities market; hereafter the same shall apply in this paragraph) under the following items. In such cases, the average closing price under items (a) and (b) shall be calculated by the volume weighted average of the closing prices:

(a)	Average closing price for the latest one month: Provided, That when any ex-dividend or ex-right exists during the period for calculation and the record day come after at least seven days from the date when such ex-dividend or ex-right occurs, the average closing price during the period;
(b)	Average closing price for the latest one week;
(c)	Closing price on the latest date;

Article 176-6 of the Enforcement Decree of the FSCMA (Requirements, Methods, etc. for Business Acquisition or Transfer, etc.)

(1)	“Acquisition or transfer of material business or asset prescribed by Presidential Decree” in Article 165-4 (1) 2 of the Act means those falling under any of the subparagraphs of Article 171 (2).

(2)	Article 176-5 (1) (Article 176-5 (1) 2 (b) shall apply where the merger value is calculated with respect to a portion subject to the merger of a corporation to be split) shall apply mutatis mutandis to all-inclusive swap or transfer of stocks under Article 165-4 (1) 3 of the Act and split and merger under Article 165-4 (1) 4 of the Act: Provided, That the same shall not apply where the stock-listed corporation becomes a complete subsidiary on its own as a result of the all-inclusive transfer of stocks.

(3)	In cases of the acquisition or transfer of material business or asset under Article 165-4 (1) 2 of the Act, the all-inclusive exchange or transfer (limited to cases where a stock-listed corporation is included in corporations to become a complete subsidiary under Articles 360-2 and 360-15 of the Korean Commercial Code and where a wholly-owning parent company becomes a stock-unlisted corporation) of stocks under subparagraph 3 of the same Article, the split and merger under Article 165-4 (1) 4 of the Act, the appropriateness of the value of the acquisition or transfer of business or asset, the ratio of the all-inclusive exchange of stocks, the ratio of all-inclusive transfer of stocks, or the ratio of split and merger shall be assessed by an external assessment institution excluding an external assessment institution that cannot assess the merger under Article 176-5 (9) and (10)), respectively: Provided, That such assessment by an external assessment institution may not be required in any of the following cases:

1.	Acquisition or transfer of assets which have little necessity of assessment by an external assessment institution, such as the sale and purchase of securities through the securities market, auction of assets, etc., among acquisition or transfer of important assets, as prescribed and publicly notified by the Financial Services Commission;

2.	Acquisition or transfer of an essential business or asset, all-embracing transfer or exchange of stocks, or merger after division of a corporation, between a corporation whose stocks are listed on the KONEX and stock-unlisted corporation.

(4)	Article 176-5 (11) through (13) shall apply mutatis mutandis to the acquisition or transfer of material business or assets under Article 165-4 (1) 2 of the Act, the all-inclusive exchange or transfer of stocks under Article 165-4 (1) 3 of the Act, and split-off or split and merger under Article 165-4 (1) 4 of the Act.

In addition, although paragraph (1)-1 of Article 176-5 of the Enforcement Decree of the FSCMA allows for the application of a discount or premium of up to 10% of the reference share price calculated in accordance with the above method in case of mergers between affiliates, no such discount or premium was applied in calculating the swap prices for the Stock Swap.

A.	Wholly-Owning Parent Company: KB Financial Group

Item	Calculation Period	Amount (KRW)
Volume weighted average of the closing prices of KB Financial Group common shares for the most recent one-month period (A)	July 2, 2016 – August 1, 2016	34,600
Volume weighted average of the closing prices of KB Financial Group common shares for the most recent one-week period (B)	July 26, 2016 – August 1, 2016	36,171
Closing price of KB Financial Group common shares as of the latest date (C)	August 1, 2016	35,650
Swap price [D = (A + B + C) / 3]	—	35,474

1.	With the date preceding the date of board resolution for approval of the Stock Swap (August 2, 2016) as the calculation date (August 1, 2016), the swap price (D) was calculated based on the arithmetic mean of (A) the volume weighted average of the closing prices of KB Financial Group common shares for the most recent one-month period; (B) the volume weighted average of the closing prices of KB Financial Group common shares for the most recent one-week period; and (C) the closing price of KB Financial Group common shares as of the latest date.

The table below shows the closing prices and trading volumes for the one-month period preceding the calculation date of August 1, 2016.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
July 4, 2016 (Mon)	32,600	415,412	13,542,431,200
July 5, 2016 (Tue)	32,600	435,670	14,202,842,000
July 6, 2016 (Wed)	31,850	978,976	31,180,385,600
July 7, 2016 (Thu)	32,200	351,600	11,321,520,000
July 8, 2016 (Fri)	31,800	1,412,601	44,920,711,800
July 11, 2016 (Mon)	32,150	669,612	21,528,025,800
July 12, 2016 (Tue)	33,000	736,590	24,307,470,000
July 13, 2016 (Wed)	33,400	772,604	25,804,973,600
July 14, 2016 (Thu)	33,350	539,303	17,985,755,050
July 15, 2016 (Fri)	34,150	1,151,072	39,309,108,800
July 18, 2016 (Mon)	34,100	473,033	16,130,425,300
July 19, 2016 (Tue)	34,550	666,781	23,037,283,550
July 20, 2016 (Wed)	34,100	736,784	25,124,334,400
July 21, 2016 (Thu)	34,350	431,189	14,811,342,150
July 22, 2016 (Fri)	35,300	1,317,618	46,511,915,400
July 25, 2016 (Mon)	36,750	1,850,792	68,016,606,000
July 26, 2016 (Tue)	36,550	3,310,594	121,002,210,700
July 27, 2016 (Wed)	36,350	805,079	29,264,621,650
July 28, 2016 (Thu)	35,800	729,555	26,118,069,000
July 29, 2016 (Fri)	35,200	764,372	26,905,894,400
August 1, 2016 (Mon)	35,650	739,538	26,364,529,700
Volume weighted average of the closing prices for the most recent one-month period (A)			34,600
Volume weighted average of the closing prices for the most recent one-week period (B)			36,171
Closing price as of the latest date (C)			35,650
Swap price [D = (A + B + C) / 3]			35,474

B.	Wholly-owned Subsidiary: Hyundai Securities

Item	Calculation Period	Amount (KRW)
Volume weighted average of the closing prices of Hyundai Securities common shares for the most recent one-month period (A)	July 2, 2016 – August 1, 2016	6,604
Volume weighted average of the closing prices of Hyundai Securities common shares for the most recent one-week period (B)	July 26, 2016 – August 1, 2016	6,834
Closing price of Hyundai Securities common shares as of the latest date (C)	August 1, 2016	6,860
Swap price [D = (A + B + C) / 3]	—	6,766

1.	With the date preceding the date of board resolution for approval of the Stock Swap (August 2, 2016) as the calculation date (August 1, 2016), the swap price (D) was calculated based on the arithmetic mean of (A) the volume weighted average of the closing prices of Hyundai Securities common shares for the most recent one-month period; (B) the volume weighted average of the closing prices of Hyundai Securities common shares for the most recent one-week period; and (C) the closing price of Hyundai Securities common shares as of the latest date.

The table below shows the closing prices and trading volumes for the one-month period preceding the calculation date of August 1, 2016.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
July 4, 2016 (Mon)	6,340	660,656	4,188,559,040
July 5, 2016 (Tue)	6,330	719,567	4,554,859,110
July 6, 2016 (Wed)	6,210	1,291,183	8,018,246,430
July 7, 2016 (Thu)	6,270	583,704	3,659,824,080
July 8, 2016 (Fri)	6,210	806,113	5,005,961,730
July 11, 2016 (Mon)	6,390	1,117,011	7,137,700,290
July 12, 2016 (Tue)	6,380	832,356	5,310,431,280
July 13, 2016 (Wed)	6,450	1,332,607	8,595,315,150
July 14, 2016 (Thu)	6,460	1,008,534	6,515,129,640
July 15, 2016 (Fri)	6,550	1,673,521	10,961,562,550
July 18, 2016 (Mon)	6,630	1,195,638	7,927,079,940
July 19, 2016 (Tue)	6,580	854,243	5,620,918,940
July 20, 2016 (Wed)	6,630	1,019,119	6,756,758,970
July 21, 2016 (Thu)	6,670	1,037,354	6,919,151,180
July 22, 2016 (Fri)	6,760	1,269,187	8,579,704,120
July 25, 2016 (Mon)	6,800	1,504,675	10,231,790,000
July 26, 2016 (Tue)	6,840	1,136,245	7,771,915,800
July 27, 2016 (Wed)	6,820	1,270,644	8,665,792,080
July 28, 2016 (Thu)	6,720	1,141,727	7,672,405,440
July 29, 2016 (Fri)	6,880	2,428,427	16,707,577,760
August 1, 2016 (Mon)	6,860	1,202,848	8,251,537,280
Volume weighted average of the closing prices for the most recent one-month period (A)			6,604
Volume weighted average of the closing prices for the most recent one-week period (B)			6,834
Closing price as of the latest date (C)			6,860
Swap price [D = (A + B + C) / 3]			6,766

3.	External Appraisal

The Stock Swap is a stock swap between stock-listed corporations, and the swap ratio for the Stock Swap was determined based on swap prices calculated in accordance with Article 165-4 of the FSCMA and Articles 176-5 and 176-6 of its Enforcement Decree. Accordingly, an assessment of the appropriateness of the swap prices by an external appraiser is not required under paragraph (3) of Article 176-6 of the Enforcement Decree of the FSCMA.

III.	PROCEDURES RELATING TO THE STOCK SWAP

1.	Allotment of New Shares

A.	Allotment of New Shares

On the Stock Swap Date (expected to be October 19, 2016 00:00), KB Financial Group plans to allot to the shareholders registered in the shareholder register of Hyundai Securities (other than KB Financial Group), 0.1907312 newly issued common share of KB Financial Group (par value KRW5,000 per share, expected to be delivered on October 31, 2016) for each common share of Hyundai Securities (par value KRW5,000 per share) held by such shareholders. In connection therewith, common shares of Hyundai Securities held by such shareholders who will be allotted newly issued common shares of KB Financial Group pursuant to the Stock Swap are expected to be transferred to KB Financial Group on the Stock Swap Date. In addition, KB Financial Group plans to allot newly issued common shares of KB Financial Group for treasury shares held by Hyundai Securities (including shares purchased as a result of the exercise of appraisal rights by dissenting shareholders of Hyundai Securities).

The total number of common shares that are expected to be newly issued and allotted to shareholders of Hyundai Securities (other than KB Financial Group) is 31,759,844 common shares of KB Financial Group.

B.	Treatment of Fractional Shares Resulting from Allotment of New Shares

In respect of any resulting fractional shares, KB Financial Group expects to pay in cash to the relevant shareholders of Hyundai Securities, within one month from the Stock Swap Date, an amount calculated based on the closing price of the newly issued common shares of KB Financial Group on the first day of trading of such shares on the KRX KOSPI Market of the Korea Exchange.

C.	Listing of New Shares

The common shares of KB Financial Group to be newly issued pursuant to the Stock Swap are expected to be listed on the KRX KOSPI Market on November 1, 2016. Such expected listing date of the new shares is subject to change, including as a result of consultation with, and the approval process of, the relevant authorities.

2.	Increase in Capital and Capital Reserve

The capital of KB Financial Group will increase by KRW158,799,220,000 (equal to 31,759,844 newly issued common shares multiplied by the par value of KRW5,000 per share) and the capital reserve of KB Financial Group will increase by an amount equal to the total issue price of the newly issued common shares minus the amount of the capital increase. However, if the amount of increase in capital reserve so calculated differs from the amount calculated in accordance with applicable laws and K-IFRS, then the latter may be used as the capital reserve amount. The Stock Swap will not have an effect on the capital and capital reserve of Hyundai Securities.

3.	Payment of Additional Consideration

Other than the distribution of common shares of KB Financial Group to shareholders of Hyundai Securities (in exchange for common shares of Hyundai Securities) in accordance with the swap ratio and the payment for fractional shares, no additional consideration will be paid with respect to the Stock Swap.

4.	Compensation for Specific Shareholders

There will be no direct or indirect additional compensation, such as payment of special consideration by one party or its specially-related parties to specific shareholders of the counterparty, in connection with the Stock Swap.

5.	Costs Relating to the Stock Swap

Legal, tax and financial advisory fees, taxes and other costs relating to the Stock Swap will be borne by the party who incurred such costs and fees or on which such taxes are levied. As of the date of submission of the Securities Registration Statement, the costs relating to the Stock Swap have not been determined but are estimated to be as follows:

Item	Amount (in KRW millions)	Basis of Calculation
Advisory fees	Approximately 2,815	Legal, tax and financial advisory fees, etc.
Listing fees and other costs	Approximately 400	Listing fees, prospectus production and delivery fees, delivery fees for the dispatch of the notice of allotment to shareholders, etc.
Registration fees / education taxes	Approximately 763	0.4% of the increase in capital and other taxes
Total	Approximately 3,978	Excludes value-added tax

1.	Costs relating to the Stock Swap above are subject to change during the consultation process.

6.	Current Ownership Status of and Disposal Plans for Treasury Shares

Item	KB Financial Group	Hyundai Securities
Current ownership of treasury shares (As of August 31, 2016)	11,006,975 shares	— [1]
Disposal plans for treasury shares	—	— [2]
Current ownership of common shares of the counterparty	70,096,280 common shares of Hyundai Securities (a 29.62% shareholding)[3]	—

1.	As of the date of submission of the Securities Registration Statement, Hyundai Securities does not own any treasury shares. However, such ownership status of treasury shares may change as a result of shares acquired by Hyundai Securities pursuant to the exercise of appraisal rights by dissenting shareholders with respect to the Stock Swap.
2.	KB Financial Group plans to allot newly issued common shares of KB Financial Group for treasury shares acquired by Hyundai Securities as a result of the exercise of appraisal rights by dissenting shareholders of Hyundai Securities. Hyundai Securities must dispose of common shares of KB Financial Group so allotted within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group.
3.	70,096,280 common shares of Hyundai Securities held by KB Financial Group will not be eligible for allotment of newly issued common shares of KB Financial Group pursuant to the Stock Swap.

7.	Transfer of Employment Agreements

Not applicable

8.	Losses of Holders of Class Shares

Not applicable

9.	Procedures for Creditor Protection

Not applicable

10.	Other Conditions to the Stock Swap

A.	Pursuant to the Stock Swap Agreement, the terms of office of the directors and audit committee members of KB Financial Group who were appointed prior to the Stock Swap will remain the same following the Stock Swap despite Article 360-13 of the KCC. No new directors will be appointed as a result of the Stock Swap. The terms of office of the directors and audit committee members of Hyundai Securities will remain the same as well.

B.	Specific details relating to the Stock Swap, including any changes to the schedule for the Stock Swap, are delegated to the representative director of the KB Financial Group to the extent so resolved by the board of directors of KB Financial Group.

IV.	OPERATIONS AND ASSETS

Not applicable

V.	MATTERS RELATING TO MAJOR RIGHTS OF THE NEW SHARES

1.	New Shares Issued in the Stock Swap and Swap Ratio

A.	In connection with the Stock Swap, KB Financial Group plans to issue 31,759,844 common shares (par value KRW5,000 per share) and distribute them to shareholders registered in the shareholder register of Hyundai Securities (other than KB Financial Group) as of the Stock Swap Date. In connection therewith, common shares of Hyundai Securities held by such shareholders who will be allotted newly issued common shares of KB Financial Group are expected to be transferred to KB Financial Group on the Stock Swap Date.

Although KB Financial Group does not plan to allot newly issued common shares of KB Financial Group for common shares of Hyundai Securities held by KB Financial Group, newly issued common share are expected to be allotted for treasury shares of Hyundai Securities purchased as a result of the exercise of appraisal rights by dissenting shareholders of Hyundai Securities. Hyundai Securities must dispose of the common shares of KB Financial Group so allotted within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group. In addition, the issuance of new common shares pursuant to the Stock Swap may have a dilutive effective on the share ownership percentages of the existing shareholders of KB Financial Group.

[Reference] Information relating to the dilutive effect on the share ownership percentages of the shareholders of KB Financial Group

Category	Current	Increase	After the Stock Swap
Total number of issued shares	386,351,693 shares	31,759,844 shares	418,111,537 shares

1.	A shareholder currently owning 1% of the total number of issued shares of KB Financial Group will own 0.92% of the total number of issued shares of KB Financial Group after the Stock Swap.

B.	KB Financial Group plans to allot 0.1907312 newly issued common share of KB Financial Group for each common share of Hyundai Securities in connection with the Stock Swap. In respect of any resulting fractional shares, KB Financial Group expects to pay in cash to the relevant shareholders of Hyundai Securities, within one month from the Stock Swap Date, an amount calculated based on the closing price of the newly issued common shares of KB Financial Group on the first day of trading of such shares on the KRX KOSPI Market of the Korea Exchange.

C.	Other than the cash payment for fractional shares, no additional consideration will be paid to eligible shareholders in respect of the Stock Swap.

2.	Matters Relating to Major Rights of the New Shares

A.	The newly issued shares will be registered common shares of KB Financial Group.

B.	The accrual date for dividends with respect to the newly issued shares is January 1, 2016.

C.	There are no special provisions in the articles of incorporation or applicable laws with respect to the newly issued shares and there are no special conditions that limit the rights to receive dividends, voting rights or other rights of shareholders.

3.	Major Rights of the Newly Issued Shares of the Wholly-Owning Parent Company (KB Financial Group)

[Articles of Incorporation]

A.	Par Value: KRW5,000 per registered common share

B.	Shares

(1)	The total number of shares to be issued by the Company shall be one billion (1,000,000,000) shares.

(2)	The shares to be issued by the Company shall be in registered form, and the shares shall be issued by a resolution of the board of directors.

C.	Preemptive Rights

(1)	The shareholders of the Company shall have preemptive rights to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings.

(2)	Notwithstanding the provision of paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company by a resolution of the board of directors, in any of the following instances:

①	If the Company issues new shares for its capital increase by way of a general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the provisions of the FSCMA;

②	If the Company preferentially allocates new shares to members of the employee stock ownership association in accordance with the provisions of the FSCMA;

③	If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the KCC, etc.;

④	If the Company issues new shares for the issuance of depositary receipts, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the relevant provisions of the FSCMA, etc.;

⑤	If the Company issues new shares to foreign or domestic financial institutions or institutional investors, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, where such investment is deemed to be necessary for the management or operations of the Company; or

⑥	If the Company issues new shares to a third party who has provided money, loan, advanced financial technology or know-how to the Company, has close, cooperative business relations with the Company, or has contributed to the management of the Company, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company.

D.	Voting Rights

(1)	Voting Rights of Shareholders

①	Each shareholder shall have one (1) vote for each share he/she owns.

②	If the Company, its parent company and its subsidiaries or the Company’s subsidiaries hold shares exceeding one tenth (1/10) of the total number of issued and outstanding shares of another company, the shares of the Company held by such other company shall not have voting rights.

(2)	Voting by Proxy

①	A shareholder may exercise his/her voting rights by proxy.

②	In the case of paragraph (1) above, the proxy holder shall file with the Company the documents (power of attorney) evidencing the authority to act as a proxy before the general meeting of shareholders.

(3)	Exercise of Voting Rights in Writing

①	If the method of written resolutions at the general meeting of shareholders is adopted by resolution of the board of directors, pursuant to which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without attending the meeting.

②	In the case of paragraph (1), the Company shall send the documents and reference materials necessary for the exercise of the voting rights, together with the convening notice of the general meeting of shareholders.

③	If a shareholder intends to exercise his/her voting rights in writing, the shareholder shall fill in and submit to the Company the documents referred to in paragraph (2) one day before the date set for the general meeting of shareholders.

E.	Dividends

(1)	Dividends

①	Dividends may be distributed in cash or stock.

②	In case dividends are to be distributed in stock and the Company has class shares, the stock dividend distribution may be made in shares of different types pursuant to a resolution of the general meeting of shareholders.

③	Dividends described in paragraph (1) above shall be paid to the shareholders registered in the Company’s registry of shareholders or the registered pledgees as of the last day of each fiscal year.

(2)	Quarterly Dividends

①	The Company may distribute cash dividends to the shareholders as of the end of March, June or September pursuant to a resolution of the board of directors.

②	Quarterly dividends described in paragraph (1) shall be decided by a resolution of the board of directors, provided that the specific method and limit, etc. of quarterly dividends shall satisfy the relevant laws and regulations including the FSCMA, etc.

③	In case the Company issues new shares through a shares offering, bonus issue, stock dividend, conversion of convertible bonds, exercise of warrants of bonds with warrants or stock options, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued, with respect to distribution of dividends for such new shares.

④	In case of distribution of quarterly dividends, the same dividend rate as that of common shares of the Company shall be applied to non-voting shares with preferred dividends under Article 10 of the articles of incorporation unless otherwise determined at the time of issuance.

VI.	RISK FACTORS

1.	Risk Factors Related to the Consummation of the Stock Swap

A.	Upon the occurrence of any of the following events, the Stock Swap Agreement will no longer be valid and the Stock Swap will be cancelled accordingly.

(1)	If the Stock Swap Agreement is not approved by the board of directors of KB Financial Group

If the Stock Swap Agreement is not approved by a majority of the directors present at a meeting of the board of directors of KB Financial Group in which a majority of its directors are participating, then the Stock Swap may be cancelled. An approval of the Stock Swap Agreement by a resolution of the board of directors of KB Financial Group, which will become the wholly-owning parent company after the Stock Swap, will replace an approval by a resolution adopted at a general meeting of its shareholders.

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC, and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group. Pursuant to paragraph (5) of Article 360-10 of the KCC, however, if shareholders owning 20% or more of the total number of issued shares of KB Financial Group oppose the Stock Swap, the small-scale stock swap procedure must be changed to an ordinary stock swap procedure. In this connection, the dissent filing period for the Stock Swap (August 9 – 22, 2016) ended prior to the date of submission of the Securities Registration Statement and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Accordingly, the Stock Swap will proceed as a small-scale stock swap.

(2)	If the Stock Swap Agreement is not approved by a resolution adopted at the general meeting of shareholders of Hyundai Securities

If the Stock Swap Agreement is not approved by two-thirds or more of the voting rights of the participating shareholders and one-third or more of the issued shares at the extraordinary general meeting of shareholders of Hyundai Securities, which will become a wholly-owned subsidiary of KB Financial Group, then the Stock Swap may be cancelled.

B.	Pursuant to the Stock Swap Agreement, KB Financial Group and Hyundai Securities may terminate or amend the Stock Swap Agreement upon the occurrence of any of the following events.

(1)	At any time prior to the Stock Swap Date, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement by written agreement.

(2)	Until the Stock Swap Date, if any matters relating to the terms and conditions of the Stock Swap Agreement violate any relevant laws or accounting standards, KB Financial Group and Hyundai Securities may, by mutual agreement, amend the Stock Swap Agreement to comply with the relevant laws and accounting standards.

(3)	If, within 7 days of the public announcement or notice of the Stock Swap (the relevant record date), shareholders owning 20% or more of the total number of issued shares of KB Financial Group provide notice, in writing, of their dissent to the Stock Swap, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement. However, the dissent filing period for the Stock Swap (August 9 – 22, 2016) ended prior to the date of submission of the Securities Registration Statement and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Accordingly, the Stock Swap will proceed as a small-scale stock swap.

(4)	If, due to the exercise of appraisal rights by shareholders dissenting to the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW770 billion (116,016,000 common shares of Hyundai Securities, comprising 49% of the total number of issued shares of Hyundai Securities), KB Financial Group or Hyundai Securities may terminate the Stock Swap Agreement.

(5)	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on KB Financial Group and Hyundai Securities, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement. An approval of the board of directors of KB Financial Group, which is necessary to proceed with a small-scale stock swap, was obtained on August 2, 2016, and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Therefore, the approval of a general meeting of shareholders of KB Financial Group is not required, and the possibility of a termination of the Stock Swap Agreement due to failure to obtain approvals from the board of directors or the general meeting of shareholders of KB Financial Group is low. However, if the Stock Swap is not approved by a resolution adopted at the general meeting of shareholders of Hyundai Securities, currently scheduled to take place on October 4, 2016, the Stock Swap Agreement may be terminated.

(6)	If any of the following events occurs before the Stock Swap Date, KB Financial Group and Hyundai Securities may, through consultation, terminate or amend the Stock Swap Agreement.

①	There is a material adverse change to the assets or management status of KB Financial Group or Hyundai Securities as a result of a force majeure event or other causes.

②	The swap ratio set forth in the Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

(7)	KB Financial Group or Hyundai Securities may enter into a separate agreement regarding matters necessary for the Stock Swap, in which case such separate agreement will be deemed to be a part of the Stock Swap Agreement.

(8)	If the Stock Swap Agreement is terminated pursuant to (1) – (7) above, neither KB Financial Group nor Hyundai Securities nor any of their respective shareholders, employees, agents or other representatives shall have any liability under the Stock Swap Agreement or in relation to the Stock Swap.

C.	If the Stock Swap Agreement becomes invalid or is terminated upon the occurrence of any of the events described in A or B above and the Stock Swap procedure is suspended, the exercise of appraisal rights by the dissenting shareholders will also cease to have effect and Hyundai Securities may not purchase such shares with respect to which appraisal rights have been exercised.

D.	If the number of shares with respect to which appraisal rights are being exercised is significant, it would not only increase the cost of the Stock Swap but also decrease the capital of Hyundai Securities, which could have an adverse effect on the financial condition of Hyundai Securities.

(1)	If, due to the exercise of appraisal rights by shareholders opposing the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW770 billion (116,016,000 common shares of Hyundai Securities, comprising 49% of the total number of issued shares of Hyundai Securities), KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement. If the Stock Swap Agreement is not terminated, and the dissenting shareholders’ appraisal rights are exercised, a significant financial expenditure will have to be made in order to purchase the relevant shares. Such expenditure will not only increase the cost of the Stock Swap but also decrease the capital of Hyundai Securities, which could have an adverse effect on the financial condition of Hyundai Securities. Furthermore, until the relevant shares are disposed of in accordance with applicable laws during the selling period, they may have a negative impact on the capital adequacy of KB Financial Group.

(2)	The expected share purchase price in the event of the exercise of appraisal rights by dissenting shareholders of Hyundai Securities has been determined to be KRW6,637 in accordance with methods prescribed under paragraph (3)-1 of Article 62-2 of the Financial Holding Company Act and paragraph (1) of Article 33-2 of its Enforcement Decree, as well as paragraph (3)-1 of Article 176-7 of the Enforcement Decree of the FSCMA. Such expected share purchase price is the price offered by Hyundai Securities for the purpose of reaching an agreement, and if no agreement is reached on the share purchase price between the shareholders and Hyundai Securities, then the following procedures will be followed.

[Procedures to be followed if no agreement is reached on the share purchase price]

①	Pursuant to paragraph (4) of Article 62-2 of the Financial Holding Company Act, if the company or shareholders holding at least 30% of the number of shares in respect of which appraisal rights have been exercised oppose the share purchase price offered by the company, such company or shareholders concerned may file an application for the adjustment of the share purchase price with the FSC 10 days prior (November 4, 2016) to the payment date of the share purchase price.

②	Pursuant to paragraph (3) of Article 165-5 of the FSCMA, if the company or shareholders exercising appraisal rights contest the share purchase price proposed by the company, they may request a court to determine the share purchase price. With respect to whether a court may be requested to determine the share purchase price, please note that the courts may interpret paragraph (3) of Article 62-2 of the Financial Holding Company Act differently.

In the event that the shareholders contesting the above expected share purchase price apply for an adjustment of the share purchase price with the FSC or request a court to determine the share purchase price, such application or request will not affect the Stock Swap procedures and the purchase price determined by such application or request shall have effect only with respect to those shareholders who had made such application or request.

E.	KB Financial Group and Hyundai Securities may enter into a separate agreement regarding matters necessary for the Stock Swap, in which case such separate agreement will be deemed to be a part of the Stock Swap Agreement.

2.	Issuance of New Shares Allotted in the Stock Swap and Possibility of Delisting

A.	Listing of New Shares Allotted in the Stock Swap

The new shares (shares of KB Financial Group) allotted in the Stock Swap are expected to be delivered on October 31, 2016 and listed on November 1, 2016. Such dates are tentative and the actual dates may change based on discussions with relevant authorities and during the course of the Stock Swap procedure.

•	Stock Swap Date: October 19, 2016

•	Expected date of delivery of new shares: October 31, 2016

•	Expected date of listing of new shares: November 1, 2016

B.	Possibility of Delisting

Back door listing is not applicable to the Stock Swap. KB Financial Group, which will become the wholly-owning parent company following the Stock Swap, plans to remain a stock-listed corporation after the Stock Swap. Hyundai Securities, which will become a wholly-owned subsidiary following the Stock Swap, expects to delist its shares on November 1, 2016. Such date is tentative, and the actual delisting date may change based on discussions with relevant authorities.

3.	Execution of Put Option Contracts, Call Option Contracts or Put Back Option Contracts, etc. with the Counterparty or a Third Party in Connection with the Stock Swap

Not applicable as of the date of submission of the Securities Registration Statement

4.	Risk Factors to Consider for an Investment in the Relevant Securities in the Event the Stock Swap is Consummated

[Business Risks Relating to KB Financial Group (the Wholly-Owning Parent Company)]

A.	Risks Relating to the Competitiveness and Results of Operations of the Subsidiaries of a Financial Holding Company

Pursuant to applicable laws, a financial holding company may not engage in any profit-generating business other than the business of managing its subsidiaries and certain ancillary activities, including financially supporting its subsidiaries, raising capital for investment in its subsidiaries and supporting the business of its subsidiaries. Therefore, the primary source of income for a financial holding company is dividends from its subsidiaries, and the competitiveness of a financial holding company is directly related to the competitiveness of its subsidiaries in their respective fields. The competitiveness and the results of operations of the subsidiaries of KB Financial Group, including its main banking subsidiary as well as those in the securities brokerage, credit card, insurance, asset management and other financial industries, have a direct effect on the competitiveness and profitability of KB Financial Group.

KB Financial Group is a pure financial holding company established pursuant to the Financial Holding Company Act, and may not engage in any profit-generating business other than the business of managing its subsidiaries and certain ancillary activities, including financially supporting its subsidiaries, raising capital for investment in its subsidiaries, jointly developing and marketing products with its subsidiaries, providing data processing and other operational support to its subsidiaries and any other business exempted from authorization, permission or approval under applicable laws and regulations.

The primary source of income for a financial holding company is dividends from its subsidiaries and it does not engage in any standalone business operations. Therefore, the competitiveness of a financial holding company is directly connected to the competitiveness of its subsidiaries in their respective fields. The subsidiaries of KB Financial Group, which include its main banking subsidiary as well as subsidiaries in the securities brokerage, credit card, insurance and asset management industries, operate in the financial sector. The competitiveness of such subsidiaries largely determine the competitiveness of KB Financial Group and its future profits. Accordingly, investors should note that an assessment of risks involved in investing in KB Financial Group requires a comprehensive review of the current operations as well as future prospects of the subsidiaries of KB Financial Group.

B.	Risks Relating to Changes in the Global Financial Markets

Changes in the global financial markets, including (i) increased uncertainty in the global economy arising from the commencement of scale-down by the United States of its “quantitative easing” stimulus program in 2013, (ii) increased market volatility stemming from the easing of monetary policies, including reductions in policy rates, by countries worldwide in 2015, (iii) continued increases in policy rates by the United States in 2016 and (iv) issues relating to possible additional exits from the European Union following the “Brexit” vote, contributed to increased uncertainty globally and had a significant effect on the financial industry, which in turn has had both a direct and indirect impact on KB Financial Group.

Changes in the global financial markets have a significant effect on the financial industry, as evidenced by the global financial crisis stemming from the subprime mortgage crisis in the United States in 2008, which raised questions as to the asset quality of financial institutions and the internal risk management system of the financial industry.

In 2011, the global economy showed signs of significant deterioration, particularly with respect to developed economies, which was attributable to the instability in the Middle East and the Northern Africa region (political and economic instability in various countries in the region, including Egypt, Syria and Libya) in January 2011, the great Japan earthquake in March 2011, Greece’s request for a bailout in May 2011 and the downgrading of the credit rating of the United States in August 2011. In 2012, however, the global economy showed some signs of improvement as governments worldwide worked together to provide liquidity, including the provision of liquidity by Japan and China in early 2012, the final approval of Greece’s bailout package in March 2012 and the announcement of the commencement of a third round of quantitative easing by the United States in September 2012 as well as the decision by the European Central Bank in September 2012 to purchase an unlimited amount of distressed government bonds.

However, the uncertainty surrounding the global economy increased again as the United States moved to scale down its quantitative easing stimulus program in 2013. At the meeting of the United States Federal Open Markets Commission (the “FOMC”) held in December 2013, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) tapered back its asset purchase scale from USD85 billion to USD75 billion, and continued to taper back its asset purchase scale by USD10 billion at every FOMC meeting held thereafter. The Federal Reserve Board decided to end its monthly asset purchase program at the regular FOMC meeting held in October 2014. After the completion of the tapering process, increases in policy rates by the United States emerged as a major issue in the global economy, which contributed to an increase in anxiety over foreign capital flight among major emerging Asian economies as well as significant fluctuations in the currency exchange rates of emerging economies such as Turkey, Argentina, Brazil and the Republic of South Africa. The timing of an increase in policy rates by the United States, as well as the speed with which it raises such rates, still remain an uncertainty and require continuous monitoring.

In 2015, 18 countries around the world eased their monetary policies in succession and lowered their respective policy rates, which led to a third round of easing of monetary policy since the global financial crisis. The Eurozone, Canada, Norway and Sweden, whose currencies belong to the G10 currencies, participated in the easing of monetary policy, and 11 emerging countries also lowered their policy rates. In particular, volatility in the global financial markets increased as Switzerland (January 15), India (January 15), Canada (January 21), Singapore (January 28), Australia (February 3) and China (February 4) lowered their policy rates against market expectations. Such reductions in policy rates were attributable to a number of factors, including increased flexibility for implementation of monetary policy in light of recent decreases in oil prices, the need for an economic stimulus program and defensive measures against deflation as well as the need for a policy that would offset the ripple effect of the easing of monetary policy by neighboring countries.

[Changes in the Monetary Policies of Major Countries since December 2014]

Name of Country	Change in Monetary Policy	Name of Country	Change in Monetary Policy
Iceland	December 10: Decreased rates by 50 basis points (5.25%)	Brazil	January 21: Decreased rates by 50 basis points (12.25%)
Norway	December 11: Decreased rates by 25 basis points (1.25%)	Eurozone	January 22: Announced quantitative easing
Morocco	December 16: Decreased rates by 25 basis points (2.50%)	Pakistan	January 24: Decreased rates by 100 basis points (8.50%)
Uzbekistan	January 1: Decreased rates by 100 basis points (9.00%)	Singapore	January 28: Took measures to slow the pace of appreciation of the Singapore dollar
Romania	January 7, February 4: Decreased rates by 25 basis points (2.25%)	Albania	January 28: Decreased rates by 25 basis points (2.00%)
Switzerland	January 15: Discontinued minimum exchange rate; decreased rates by 50 basis points	New Zealand	January 29: Deleted mention of contractionary policy
India	January 15: Decreased rates by 25 basis points (7.75%)	Russia	January 30: Decreased rates by 200 basis points (15.00%)
Peru	January 15: Decreased rates by 25 basis point (3.25%)	Australia	February 3: Decreased rates by 25 basis points (2.25%)
Egypt	January 15: Decreased rates by 50 basis points (9.75%)	Jordan	February 3: Decreased rates by 25 basis points (4.00%)
Denmark	January 19, January 22, January 29, February 5: Decreased rates by 0.75%	China	February 4: Decreased reserve requirement ratio by 50 basis points
Turkey	January 20: Decreased rates by 50 basis points (7.75%)	Ukraine	February 5: Increased rates by 450 basis points (19.50%)
Canada	January 21: Decreased rates by 25 basis points (0.75%)	Sweden	February 12: Decreased rates by 10 basis points (-0.1%), commenced quantitative easing

1.	Source: Relevant central banks, the Korea Center for International Finance

In its World Economic Outlook report published in April 2016, the International Monetary Fund forecasted the global economic growth rate at 3.2% and 3.5% for 2016 and 2017, respectively, which represent a decrease of 0.2 percentage point and 0.1 percentage point, respectively, against the rates forecasted in January 2016. Although the global economy is expected to recover as the economies of emerging and developing countries are normalized, such revision in forecasts is believed to be based on lingering concerns over uncertainties in the global financial markets and the potential weakening of the global economy. With respect to developed economies, economic growth similar to that of 2015 is expected due to increased domestic demand on the strength of active monetary policy and low oil prices. However, rising exchange rates and tight financial conditions may slow down the economic recovery. In addition, due to downside risks that still exist, including continued increases in interest rates by the United States and the related increase in volatility in global financial markets, financial markets of emerging economies with weak economic fundamentals may become destabilized and real economies may also contract as exports from emerging countries that are dependent on developed economies decrease, which dangers may spread to the Korean economy.

While Japan and Europe are continuing or resuming their easing of monetary policy without limits, the United States is implementing an exit strategy in order to normalize its monetary policy. In October 2014, the United States ended its quantitative easing stimulus program, and its first interest rate hike was implemented in December 2015. Furthermore, the United States is currently coordinating to implement additional interest rate hikes this year. Consequently, global capital flows continue to shift and the likelihood of greater volatility in exchanges rates is increasing, which may act as a source of instability for the Korean financial markets, which are relatively open to foreign capital flows.

Furthermore, following the referendum on the United Kingdom’s membership in the European Union on June 23, 2016, calling for an exit from the European Union (“Brexit”), it is forecasted that issues relating to possible additional exits from the European Union would increase instability globally and that the Korean market would also continue to be affected. Therefore, continuous monitoring of Korean and overseas financial markets will be necessary with respect to Brexit.

As described above, the operating environment of financial institutions continues to be subject to many uncertainties this year. Investors should note that such uncertainties in the global financial markets are expected to affect Korean financial institutions and the Korean economy and increase the liquidity risk and credit risk of assets of Korean financial institutions.

C.	Intensified Competition due to Restructuring in the Financial Industry

Financial holding companies are pursuing mergers and acquisitions to become larger, diversify and achieve business synergies. The restructuring of the financial industry is being led by financial holding companies (including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent attainment of the second-largest market share in the banking industry in terms of lending and deposit-taking businesses, the establishment of NongHyup Financial Group in 2012, efforts to privatize Woori Finance Holdings and KDB Financial Group until 2013, the acquisition of KB Insurance by KB Financial Group in 2015 and the acquisition of Hyundai Securities by KB Financial Group in 2016). Increased competition due to diversification in the financial industry, strengthening of financial consumer protection, increased demands placed by society to promote the public interest and other changes have led to an emergence of a new competitive landscape for financial institutions. Investors should note that such intensification of competition may have an adverse effect on the profitability of KB Financial Group.

The Korean banking and financial industries underwent restructuring through 2013, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank and efforts to privatize Woori Finance Holdings and KDB Financial Group. Hana Financial Group obtained an approval from the FSC on January 27, 2012 to add Korea Exchange Bank as a subsidiary, and acquired Korea Exchange Bank on February 9, 2012 upon the payment of the purchase price to Loan Star Funds. On a consolidated basis, Hana Financial Group has the second-largest market share in the banking industry in terms of lending and deposit-taking businesses.

In addition, on March 2, 2012, NongHyup Financial Group was established upon the enactment of the National Agricultural Cooperatives Federation Act, which separates the lending and economic operations of the Nong Hyup Central Committee. In June 2013, the government announced plans to privatize Woori Finance Holdings, and affiliates of Woori Finance Holdings, including Kwangju Bank, Kyongnam Bank, Woori Investment & Securities and Woori Aviva Life Insurance, were dissociated from Woori Finance Holdings. In 2015, KB Financial Group acquired KB Insurance (formerly named LIG Insurance) as a subsidiary. In March 2016, KB Financial Group was selected as the preferred bidder in the bidding for the acquisition of a stake in Hyundai Securities and completed the acquisition process on May 31, 2016. In May 2016, KB Financial Group sold LIG Investment & Securities, which was a subsidiary of KB Insurance. Such restructuring in the financial industry may continue in 2016, and the effect such restructuring will have on the competitive landscape in the banking industry and the market dominance of each individual bank needs to be monitored.

Financial holding companies are leading the restructuring of the financial industry. Such restructuring could lead to increased size and diversification of the financial industry and increased diversification of financial product offerings to consumers, which could result in increased competition among financial institutions to increase market share. Investors should note that failure to respond effectively to changes in customers and the market could lead to a loss of customers, decreased sales and lower profitability.

D.	Risks Relating to Changes in the Business Environment of Subsidiaries

The results of operations of a financial holding company are directly affected by changes in the business environment of its subsidiaries. Therefore, an assessment of future performance and competitiveness of KB Financial Group requires a comprehensive review of the financial industries in which its major subsidiaries operate.

The results of operations of a financial holding company are directly affected by changes in the business environment of its subsidiaries. Therefore, an assessment of future performance and competitiveness of KB Financial Group requires a comprehensive review of the industries in which its subsidiaries operate. Recent changes to the financial industry may be summarized as an intensification of competition and restructuring as well as the pursuit of economies of scale. If subsidiaries of a financial holding company fail to maintain their competitiveness in their respective markets, the results of operations and the competitiveness of the financial holding company may be adversely affected.

The business operations of the subsidiaries of KB Financial Group are as follows:

Business	Business Description	Name of the Affiliate
Banking	Lending and deposit-taking activities and ancillary services	Kookmin Bank
Specialized credit finance	Credit cards, short-term credit card loans (cash advance), credit card loans and ancillary services	KB Kookmin Card
	Credit finance service, including leasing, installment financing, lending and ancillary services	KB Capital
Financial investment	Securities dealing, securities brokerage, collective investment and ancillary services	Hyundai Securities KB Investment & Securities KB Asset Management KB Real Estate Trust KB Investment
Insurance	Insurance business and ancillary services	KB Insurance KB Life Insurance
Savings bank	Lending and deposit-taking activities for small- and medium-sized enterprises and the working class pursuant to the Mutual Savings Bank Act	KB Savings Bank
Others	Support for business operations above, including credit check, debt collection and maintenance of computer equipment and systems	KB Credit Information KB Data System

<Banking>

The growth of the banking industry is expected to slow for some time to come due to uncertainties in the global economy, including the financial difficulties affecting Greece, China’s stock market declines and the recent Brexit vote in the Eurozone, as well as economic stagnation in Korea and elsewhere from sluggish exports, which have led to strengthening of financial regulations and risk management. Banks are expected to concentrate on managing their asset quality and developing new profit-generating models as the low interest rate environment continues and the banks experience declining interest margins, which is attributable to intensified competition for high quality assets and the expansion of operations by non-bank financial institutions and private lenders.

The loan portfolio of banks has continuously increased since the expansion of market liquidity commencing in 2009.

[Total Loans and Deposits in Korean Won of Deposit-Taking Banks]

(Unit: KRW trillions)
Classification	2009		2010		2011		2012		2013		2014		2015		1H 2016
	Ending balance	Change	Ending balance	Change	Ending balance	Change	Ending balance	Change	Ending balance	Change	Ending balance	Change	Ending balance	Change	Ending balance	Change
Loans	954	37	987	33	1,063	76	1,100	37	1,155	55	1,250	95	1,347	97	1,387	40
Deposits	751	76	874	123	948	74	990	42	1,010	19	1,081	71	1,164	83	1,201	37

1.	Source: Economic Statistics System, The Bank of Korea

Depending on the asset quality and loss provisions of the banks, the results of operations of banks may be adversely affected by (i) decreases in corporate profitability due to worsening economic conditions, (ii) decreased ability of households to repay their debt due to a decline in employment and (iii) decreases in the prices of assets pledged as collateral.

Due to the increased scope of competition caused by diversification in the financial industry, as well as the restructuring of the banking industry, including the acquisition of Korea Exchange Bank by Hana Financial Group and the establishment of NongHyup Financial Group, competition in the financial industry has been intensifying. In addition, the strengthening of protection for financial consumers, increased demands placed by society to promote the public interest and other changes have led to an emergence of a new competitive landscape for financial institutions. Furthermore, a decline in profitability is anticipated as policies aimed at providing financial support to the financially alienated class become more prevalent.

Since the foreign currency crisis, banks have been increasing their size through restructuring and conversion into holding companies, and have persistently pursued asset growth. Competition in lending and deposit taking operations tend to increase during such period of asset growth and loan-deposit margins and net interest margins tend to decline.

[Net Interest Margins of Commercial Banks]

(Unit: %)
Classification	2010	2011	2012	2013	2014	2015	March 2016
NIM	2.43	2.42	2.21	1.94	1.83	1.62	1.59

1.	Source: Financial Statistics Information System, FSC
2.	Loan-deposit margin: Represents the difference between interest rates on loans and interest rates on deposits
3.	NIM (Net Interest Margin): Represents the difference between the interest income generated from interest-earning assets by financial institutions and the amount of interest paid to their lenders, relative to the amount of total interest-earning assets

Due to increases in competing products, low-cost deposits may account for a smaller percentage of a bank’s available funding sources for loans, which could have an adverse effect on the bank’s profitability.

[Composition of Funding of Commercial Banks]

(Unit: %)
Classification	2010	2011	2012	2013	2014	2015	March 2016
Cost funding	78.97	78.64	79.15	79.07	79.37	78.17	78.14
(Deposits in Korean won)	52.37	56.61	58.19	59.34	60.15	58.56	59.03
(Certificates of deposit in Korean won)	4.48	1.95	1.1	0.94	0.87	0.96	1.13
(Debentures in Korean won)	8.52	6.47	5.88	5.42	5.11	4.90	4.84
(Others)	13.61	13.61	14.00	13.37	13.24	13.75	13.14
No-cost funding	21.03	21.36	20.85	20.93	20.63	21.83	21.86
(Demand deposits)	4.79	4.98	5.06	5.46	5.83	6.69	6.68
(Others)	16.24	16.37	15.79	15.47	14.80	15.14	15.18
Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

1.	Source: Financial Statistics Information System, Financial Supervisory Service

Inter-industry competition may intensify due to the enforcement of the FSCMA.

Of the 16 laws that regulated the capital markets (excluding the Bank Act and the Insurance Business Act), the Securities and Exchange Act, the Futures Trading Act, the Asset Management Business Act, the Trust Business Act, the Combined Financial Business Act, the Corporate Restructuring Investment Companies Act and the Securities and Futures Exchange Act were abolished and they were combined to form the FSCMA, which went into effect on February 4, 2009.

Among the operations of financial investment firms, operations that overlap with those of banks, including payment settlement and trust operations, are expected to contribute to an increase in competition between banks and financial investment firms to attract funds. In addition, the provision of new financial products by financial investment firms may incentivize customers to withdraw funds from banks, which may decrease the deposit base of banks.

Furthermore, increases in the size of financial investment firms and the strengthening of their investment banking capabilities could lead to increased underwriting of corporate bonds by financial investment firms as well as increased financing by individual corporations in the capital markets, which may weaken the lending operation of banks.

However, the FSCMA promotes offering of comprehensive financial investment products, which provides banks with an opportunity to increase their non-interest income by strengthening their retail operations, based on their strong funding capability and extensive sales network. Large banks have been utilizing the FSCMA as an opportunity to expand their business by establishing or acquiring a financial investment firm as an affiliate or a subsidiary.

<Specialized Credit Finance>

The specialized credit finance business was strictly governed by individual regulations relating to the credit card business, facilities leasing business, installment financing business and venture capital business. However, due to increases in demand for each type of financial product, the liberalization of the financial markets and the trend towards provision of multiple financial services, the aforementioned four business areas were combined to create a single “specialized credit finance business” through the enactment of the Specialized Credit Finance Business Act in August 1997. Specialized credit finance companies procure funds mainly through the issuance of corporate bonds and commercial paper. Since they do not take deposits, the need to restrict entry into this business based on concerns regarding asset quality is not significant. Therefore, it is relatively easy to enter the specialized credit finance business, by meeting conditions relating to principal shareholders and capital and registering with the FSC (except for the credit card business).

Specialized credit finance companies are established and operated pursuant to the Specialized Credit Finance Business Act. After having gone through restructuring processes, including mergers, exits and new entries, there are 69 companies in operation and registered as a member with the Credit Finance Association as of the date of submission of the Securities Registration Statement.

[Specialized Credit Finance Companies]

Classification	Company Name

Leasing/installment finance companies (46)	Golden Bridge Capital, Delagelanden, Deutsch Financial, Dongbu Capital, Doosan Capital, Lotte Capital, Mercedes Benz Financial Services Korea, Meritz Capital, Moorim Capital, BNK Capital, BMW Financial Services Korea, KDB Capital, Scania Finance Korea, Star Financial Services, Shinhan Capital, CXC Capital, Aju Capital, Ok! Apro Capital, Renault Capital, SPC Capital, AJ Investment Partners, Eco Capital, NH Capital, Orix Capital Korea, Middle East Finance, Kite Capital, Caterpillar Financial Services, KT Auto Lease, KT Capital, Cosmo Capital, Toyota Financial Services Korea, Volkswagen Financial Services Korea, Hana Capital, Heidelberg Print Finance Korea, Korea Lease Financing, Korea Standard Chartered Capital, Korea Citi Group Capital, Hankook Capital, Hyundai Capital, Hyundai Commercial, Hyosung Capital, DGB Capital, HP Financial, JB Woori Capital, KB Capital, Ok! Apro Capital

Credit card companies (8)	Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana SK Card, Hyundai Card, KB Kookmin Card

Venture capital companies (17)	Nau IB Capital, Nongshim Capital, Mega Investment, Mirae Asset Capital, Samsung Venture Investment, Aju IB Investment, Ace Investment Finance, NHN Investment, Woori Capital, Wid Win Investment, Ubiquoss Investment, EN Investment, Zenitas Investment, Q Capital Partners, Posco Capital, HBIC, IBK Capital

1.	Source: The Credit Finance Association

Due to the integration of the four business sectors, individual companies’ scope of operations increased significantly and the provision of comprehensive financial services became possible. Looking at the growth prospects for the leasing industry, despite the gradual decrease in demand for industrial equipment leasing and other traditional leasing, the volume of leasing activities is increasing due to increases in vehicle leasing. However, sluggish capital expenditures by corporations act as a burden to the industry.

In the early 2000s, lease assets comprised an absolute majority of the total assets of leasing companies. Recently, however, the asset composition of leasing companies has become bifurcated into lease assets and loan assets.

Because the Korean installment financing and leasing markets are small and the barriers to entry are not high, multiple installment financing and leasing companies exist, with an excessive number of small market participants, which makes the competition intense. The market size of the installment financing industry has increased steadily as the Specialized Credit Finance Business Act converted to a registration-based system and demand for installment financing for retail customers increased, including for vehicle installment financing. Vehicle installment financing, which is the mainstay of the installment financing sector, experienced market stagnation starting in the second half of 2008 due to the economic downturn caused by the financial crisis in 2008. Automobile sales decreased rapidly while the creditworthiness of users of installment financing decreased and delinquencies increased in tandem. Recently, the installment financing industry is showing signs of growth with respect to the automobile financing operations of large installment financing companies. The competition in the industry has intensified recently due to the gradual collapse of barriers to entry for individual business areas, attributable to the gradual changes in and the diversification of the specialized credit finance industry. Moreover, the downturn in the Korean financial markets arising from the European fiscal crisis and economic stagnation has led companies in other industries to enter the specialized credit finance industry, which has caused competition to further intensify.

Credit card companies generate profit when consumers (cardholders) pay (by using a credit card) the providers (credit card merchants) for goods and services, or obtain cash advances from credit card companies. Therefore, changes in spending by Korean consumers and the fluctuations in the Korean economy have a significant effect on the profitability of credit card companies.

Korean credit card companies achieved considerable growth and realized substantial profits between 1999 to 2002, the period following the foreign currency crisis during which consumer spending increased as the economy recovered and interest rates stabilized, and the government implemented policies designed to encourage use of credit cards. Thereafter, however, the credit card industry underwent an industry-wide restructuring as the economic stagnation since 2003 had a drastic adverse effect on the ability of consumers to manage household debt and resulted in a significant increase in delinquencies.

[Credit Card Usage by Year]

(Unit: KRW trillions)
Classification	1Q 2016	2015	2014	2013	2012
Single payment	111.7	436.7	408.3	400.7	382.7
Installments	25.5	99.3	92.2	87.9	95.3
Short-term credit card loans (cash advances)	14.7	59.5	63.3	68.3	75.0
Long-term credit card loans (credit card loans)	9.1	35.1	30.3	28.4	24.7
Total	161.0	630.6	594.1	585.3	577.7

1.	Source: Financial Statistics Information System, Monthly Financial Statistics Bulletin
2.	Includes companies solely and partially engaged in the credit card business

Through the disposition of troubled assets and improvements in asset quality, credit card companies underwent a period of recovery starting in the second half of 2005, and have since maintained an overall solid financial structure and a stable profit structure. Nevertheless, risks related to a future downturn in the Korean economy due to adverse external conditions have risen in prominence, including due to a downturn in the global economy, occurrence of the global financial crisis, adverse economic conditions in Korea, occurrence of severe natural disasters and increased geopolitical risks.

Although the delinquency ratios for Korean credit card companies remain relatively healthy, there has been a slight upward trend in delinquency ratios since 2010. Investors should note when making their investment decision that the profitability and asset quality of credit card companies could deteriorate due to the recent increase in the use of installment payment plans and card loans as well as a decline in consumer spending attributable to the slowing of the Korean economy, which would have a material adverse effect on the credit card industry.

[Delinquency Ratios (Overdue by More Than One Month, Including Restructured Loans)]

(Unit: %)
Year	KB Kookmin	Shinhan	Samsung	Hyundai	Lotte
December 2004	N/A	17.24	23.01	13.33	2.80
December 2005	N/A	7.89	15.83	4.28	2.09
December 2006	1.47	5.34	8.95	2.19	2.10
December 2007	1.12	3.65	6.26	0.45	1.51
December 2008	1.46	3.33	5.42	0.73	1.88
December 2009	1.09	2.92	2.97	0.35	1.25
December 2010	1.02	2.01	2.58	0.46	1.42
December 2011	1.51	2.27	2.66	0.56	1.96
December 2012	1.26	2.62	1.68	0.68	2.23
December 2013	1.82	2.15	1.71	0.83	1.94
December 2014	1.59	2.18	1.47	0.88	1.48
December 2015	1.24	1.68	1.31	0.78	1.69
March 2016	1.33	1.73	1.35	0.87	1.58

1.	Source: Financial Statistics Information System, Financial Supervisory Service
2.	LG Card and Shinhan Card merged on October 1, 2007, followed by the launch of (new) Shinhan Card.
3.	Pre-2011 data regarding KB Kookmin Card is from Kookmin Bank’s credit card business operations.

Intense competition in the credit card industry due to implementation of growth strategies and aggressive marketing by credit card companies is exerting downward pressure on credit card commission rates and interest rates on cash advances, which could have an adverse effect on the profitability of credit card companies.

From 2003 to 2004, the credit card industry endeavored to stabilize operations through capital increases, management of delinquency ratios, cost efficiency adjustments, conservative management of cardholders and enhancement of risk management systems. Since the second half of 2009 when business conditions of credit card companies improved, there have been increases in marketing costs attributable to aggressive marketing campaigns undertaken to attract new cardholders and increase market shares.

Furthermore, in light of improving operating income and net profits of credit card companies, there have been criticisms that credit card commission rates are too high and burdensome, and credit card merchants and consumer groups have increasingly exerted pressures to decrease credit card commission rates. In response, the credit card industry voluntarily offered preferential commission rates to small- and mid-sized merchants in advance of amendments to the applicable laws in December 2012. In addition, the financial supervisory authorities are seeking to improve the commission rate system for credit card lending, including cash advances and credit card loans, and to encourage reduction of commission rates, which could have an adverse effect on the profitability of credit card companies.

[Economically Active Population and Number of Credit Cards by Year]

Year	Economically Active Population (ten thousand)	Number of Credit Cards (ten thousand)	Number of Check Cards (ten thousand)	Credit Cards per Economically Active Person
2007	2,422	8,957	4,041	3.7
2008	2,435	9,625	5,557	4.0
2009	2,439	10,699	6,654	4.4
2010	2,475	11,659	7,674	4.7
2011	2,510	12,214	8,975	4.9
2012	2,550	11,623	9,914	4.6
2013	2,587	10,203	9,752	3.9
2014	2,654	9,232	10,077	3.5
2015	2,691	9,314	10,527	3.5

1.	Source: The Credit Finance Association, The Credit Finance Vol. 45.

The credit card industry’s growth is expected to slow due to weakening consumer confidence from slowing economic growth as well as a reduction in tax benefits for credit card usage. Moreover, the profitability of credit card companies is expected to deteriorate due to continued demands by the government and credit card merchants to reduce credit card commission rates and the intense competition in the industry stemming from aggressive marketing.

Credit card companies are regulated by the FSC in accordance with applicable laws. Since 2002, due to rapid growth of the credit card market and concerns over insolvency of credit card companies, applicable laws and regulations governing the credit card industry were either newly enacted or amended, and stronger regulations on recruitment of new cardholders, restrictions on the proportion of lending operations (including cash advances) of credit card companies, tightened capital adequacy ratio requirements and stricter standards for calculating delinquency ratios have been implemented.

On June 7, 2011, the FSC and the FSS announced an overall revision of the regulations relating to funding, which was designed to implement special preventive measures against excessive competition among credit card companies to increase size and to allow the financial regulatory authorities to closely monitor credit card companies and enforce strict disciplinary measures if they are found to have acted in contravention of such preventive measures. Furthermore, in December 2011, the financial regulatory authorities established the “Comprehensive Plan for Structural Reform of the Credit Card Market” to minimize social problems, including excessive use of credit cards and issues regarding commission rates charged to credit card merchants. Various additional regulations may be implemented in the future, and KB Financial Group’s performance and profitability may be adversely affected by policies implemented by regulatory authorities, including the introduction of restrictions on leverage, reduction in tax benefits for credit card usage and the promotion of active use of debit cards.

KB Kookmin Card, which is a subsidiary of KB Financial Group, possesses personal information of a large number of customers given the nature of its business, and has in place information technology systems and various security measures to protect such information. Despite such protective measures, however, there is a possibility that such information may be disclosed by internal staff and third parties as well as through hacking attempts. Such incidents could result in regulatory sanctions as well as civil and criminal liabilities.

<Financial Investment>

The profit of a financial investment company is influenced considerably by economic conditions in Korea and elsewhere as well as various other factors. There is significant uncertainty in the current financial environment due to the possibility of a reoccurrence of a global financial crisis, and if economic conditions were to decline or volatility in the financial markets were to increase again, the results of operations and profitability of KB Financial Group could be adversely affected.

Until early 2000, Korean financial investment companies were dependent mostly on brokerage commissions for their revenues and had a profit structure that was sensitive to market fluctuations. Their business growth prospects were uncertain due to a simple business model consisting almost exclusively of brokerage operations.

In order to overcome this problem, large financial investment companies proceeded to engage in asset management, investment banking and trading businesses so as to diversify their business model and ensure stable profit generation by diversifying their revenue streams. Despite such efforts, brokerage commissions continue to comprise a significant source of revenue for Korean financial investment companies, and Korean financial investment companies continue to experience fluctuations in their profits when markets fluctuate due to their lack of the ability to respond proactively to market volatility.

From 2008 to early 2009, uncertainties surrounding the Korean economy increased significantly, as the ripple effects of the financial crisis that started in the United States and the consequent global financial crisis led to increased credit risks, soaring exchange rates and rapid contraction of the real economy. Since the financial investment industry is an industry that reacts sensitively not only to Korean economic conditions but also to political, social and cultural conditions as well as global economic conditions, such worsening of general conditions in the capital markets in 2008 led to an overall deterioration in the performance and profitability of the financial investment industry. Nonetheless, since the first half of 2009, despite the global financial crisis, the Korean securities market and Korean economic indicators experienced a gradual improvement, due mainly to Korea’s continued trade surplus attributable to falling exchange rates, expectations of an end to the economic crisis in the United States and the implementation of favorable monetary policies by countries around the world.

However, the Eurozone fiscal crisis that began to materialize in earnest after the Greek fiscal crisis in May 2010 and the downgrading of the credit ratings of the United States and Japan, as well as concerns over a double-dip recession in the United States and renewed concerns regarding fiscal difficulties in the Eurozone, caused anxiety in the global financial markets to spread and increased market uncertainty, which led to substantial declines in stock prices.

In 2014, the global economy experienced an increase in volatility as the United States pursued monetary normalization while other major countries aggressively implemented easing of monetary policies in contrast. Western nations’ imposition of economic sanctions on Russia due to the crisis in Ukraine had an adverse effect on the economy of the Eurozone, whose volume of trade with Russia is fairly large, and pressures were put on the European Central Bank to ease monetary policy, including through lowering of interest rates and purchases of assets. The stagnation of the capital markets persists due to the recent global economic slowdown, sharp decrease in trading values, various governmental regulations relating to the financial industry and the low interest rate environment.

In 2015, while it seemed that the profitability of financial investment companies would improve due to increases in the Korea Composite Stock Price Index (the “KOSPI”) and trading values as well as declines and stabilization of bond yields, steep increases in German and U.S. sovereign bond yields in April 2015 led to an increase in volatility in the bond market in Korea. In August 2015, the People’s Bank of China carried out a sudden devaluation of the Chinese Yuan, which caused the reference value of the Chinese Yuan as announced by the People’s Bank of China to decline by 4.6% in four days and significantly increased exchange rate volatility in Korea, causing the Korean Won to depreciate to KRW1,180 against the U.S. dollar. The short-term weakening of the Korean Won led foreigners to sell Korean stocks and bonds amid concerns over foreign exchange losses, which had a short-term adverse effect on the Korean financial markets. The benchmark KOSPI dropped below 1,830 on August 24, 2015 and the global stock markets experienced an overall downward trend. However, the Korean stock and bond markets showed signs of stabilization once the exchange rate of the Chinese Yuan recovered some stability.

On October 7, 2015, the KOSPI recovered to the 2,000 level, which was a reflection of doubts in the market as to the likelihood of U.S. policy rate increases within the year, particularly in light of the FOMC’s decision to leave rates unchanged in September 2015 and the U.S. non-agricultural employment figures announced in October 2015, which were substantially below market expectations. Although the KOSPI was at 1,961 at the end of 2015, consistently moving in the 1,900 – 2,000 point range, there were some positive aspects, such as the recording of the highest daily trading value for the previous four years. In June 2016, the Bank of Korea further reduced its policy rate from 1.5% to an unprecedented 1.25% after an 11-month freeze, which, together with the delayed increase in rates by the United States, had a positive effect on the Korean stock indices. However, uncertainties in the Korean and overseas financial markets that could adversely affect the profitability of the financial investment sector still exist, including the possibility of an interest rate hike by the United States and potential fluctuations in the Korean economy. Investors should pay special attention to changes in the financial investment industry as well as the economic conditions in Korea and elsewhere, particularly in light of the decrease in the operating profit of the financial investment sector by half in the first half of 2016 compared to the same period in the previous year due to losses arising from equity-linked securities and a decrease in net financial income attributable to a decrease in the general level of interest rates in Korea.

[Korean Stock Market and Average Daily Trading Value]

(Units: One million shares, KRW hundred million)
Classification	2015	2014	2013	2012	2011	2010
Number of listings	2,041	1,964	1,932	1,940	1,974	1,962
KOSPI Index	1,961	1,915.6	2011.3	1,997.0	1,825.7	2,051.0
KOSDAQ Index	682	543.0	500.0	496.3	500.2	510.7
Average daily trading volume	1,060	633	723	1,077	897	1,024
Average daily trading value	88,751	59,539	58,168	69,528	91,132	75,444

1.	Source: Korea Exchange Stock Statistics, The Bank of Korea Economic Statistics System
2.	Number of listings, average daily trading volume and average daily trading value are calculated by adding KOSPI and KOSDAQ amounts at the end of the relevant year.

The results of operations of financial investment companies tend to fluctuate significantly when stock prices fluctuate in the securities markets. Generally, when securities markets experience an upward trend, investor confidence increases and trading volumes rise accordingly, which leads to an increase in brokerage commissions and improvement of the financial investment sector. However, when the stock market declines, investor confidence decreases and trading volumes decrease in tandem, which generally leads to a decrease in brokerage commissions. Therefore, the results of operations of Korean financial investment companies are inevitably affected by economic conditions and stock market fluctuations in Korea. There is no assurance that the profitability of financial investment companies would not be adversely affected due to investor flight stemming from increased uncertainty in the stock market (attributable to the high level of uncertainty inherent in current economic conditions and financial markets) or significant declines in the stock market, which could cause brokerage commissions of financial investment companies to decrease.

Korean financial investment companies derive revenues from providing a variety of financial products and services, and their asset values and profitability may fluctuate significantly depending on fluctuations in economic variables, including interest rates, stock indices and asset prices.

The income of Korean financial investment companies consists mainly of commission income, gains on valuation and disposal of securities and gains on derivative transactions. Commission income comprises the fees received from customers in return for provision of financial services, such as brokerage commissions, and is a relatively stable source of income that accounts for a very high percentage of the net operating income of Korean financial investment companies. Gains on valuation and disposal of securities are recognized when the value of their owned assets (such as equity and debt securities) changes. Gains on derivative transactions are recognized upon the transaction of derivative products with underlying assets such as securities.

The net profit of a Korean financial investment company is significantly affected by the amount of brokerage commissions such company receives. Therefore, changes in the trading values due to stock market fluctuations have a considerable impact on the profits of Korean financial investment companies, and there is no assurance that the future profitability of Korean financial investment companies will not be adversely affected by market fluctuations in Korea. Brokerage commissions account for the largest percentage of commission income. While brokerage commissions as a percentage of commission income have continued to decrease from 71.35 % in 2007, they still accounted for more than 49% of commission income in 2015. If trading values decrease due to fluctuations in the stock market, the brokerage commissions of financial investment companies may decrease, which would have an adverse effect on the profitability of financial investment companies.

In 2009, the FSCMA was enacted in order to achieve both deregulation and protection of investors simultaneously. The FSCMA was intended to promote advancement of capital markets and help develop financial investment companies with global competitiveness by deregulating market entry and the scope of business that may be undertaken by financial investment companies. If the number of new market entrants increases due to the deregulation of market entry, and numerous competitors, including banks, insurance companies and foreign financial institutions, engage in intense competition, financial investment companies without competitiveness are expected to have difficulty gaining market dominance.

In the past, the profitability of financial investment companies tended to be influenced by fluctuations in trading values and brokerage commission rates, due to their lack of diversification of revenue streams and the high dependency on brokerage commissions as a source of income. In recent years, however, Korean financial investment companies have been considered to have high growth prospects due to the following factors: (i) the continuous growth of the global economy, (ii) the expansion of the Asian financial markets following the economic growth of Asian countries, including China and India, (iii) the increase in financial assets attributable to aging of the population, (iv) the increase in the percentage of stock holdings in the portfolios of large institutional investors, such as the National Pension Fund and retirement funds, (v) a paradigm shift from savings to investment, and (vi) changes in the Korean financial markets due to the introduction of the FSCMA.

Due to intensifying competition for brokerage commissions, Korean financial investment companies are changing their business operations from a simple brokerage operation dealing in securities to comprehensive asset management and investment banking operations. Due especially to intense competition among financial investment companies, business operations centered on brokerage commissions have limitations. In 2012, there was a significant erosion of the profitability of financial investment companies due to a large decrease in brokerage commissions, which was attributable to decreases in trading volume. In addition, due to a decrease in transactions of higher risk assets as uncertainty in the financial markets increased, the profitability of the asset management and investment banking sectors suffered, which also contributed to an overall decrease in profits of financial investment companies. Nonetheless, factors such as continuous efforts to reduce fixed costs, including reduction of branches and workforce, and stable revenues from increases in managed assets (including securities) are expected to contribute to improving profitability of financial investment companies.

The financial investment industry is expected to undergo (i) an accelerated restructuring, including new entries, exits and mergers of financial investment companies, increased instances of establishment of financial holding companies and the emergence of comprehensive financial investment operations, (ii) increases in the size of existing financial investment companies through increased paid-in capital and (iii) formation of various alliances among existing financial investment companies as part of their strategy for survival. Financial investment companies are endeavoring to enhance their competitiveness by continuously diversifying and expanding into various businesses, including cash management accounts, trust, pension, over-the-counter derivatives and wrap accounts, so as to diversify their revenue streams and increase their business capabilities. Consequently, the industry is expected to be revamped so that only those financial investment companies that have become large and specialized through diversification of revenue streams and restructuring will be able to survive.

In particular, in order to improve their currently inferior market position, bank-affiliated financial investment companies are highly likely to adopt a comprehensive business strategy based on their superior capital access and extensive sales channels comprising their affiliated branch networks as well as their strong affiliated customer base, which is expected to intensify competition between such bank-affiliated investment companies and existing financial investment companies. As there are no significant differences in financial products provided by financial investment companies, existing financial investment companies may experience increased difficulty in attracting new customers and selling their financial products due to their competitive disadvantage with respect to sales channels.

Among the existing financial investment companies, a total of 56 securities companies are currently participating in the market, forming a more competitive landscape in terms of customer attraction and sales relative to other financial sectors, such as banking and insurance. Competition in the market has gradually been increasing since the collapse of barriers between sectors due to the recent allowance of cross-sector business operations.

As of December 31, 2015, a total of 56 securities companies were participants in the financial investment market, which is a relatively high number compared to other financial institutions, such as banks and insurance companies. This is attributable to an increase in establishment of new securities companies following the deregulation of market entry pursuant to the FSCMA enacted in 2009.

[Number of Companies in Each Financial Sector]

Classification	Banking	Insurance	Life insurance	Securities
Number of companies	17	31	25	56

1.	Source: FSS Financial Statistics System, December 2015

While there are many companies participating in the market, the Korean capital markets are not yet mature and competition through differentiation in products and services is realistically difficult. Consequently, most securities companies utilize price as their primary means of competition to attract customers and market their products and services. Increasingly more securities companies are using low-profit, high-volume “deep discount broker” services as their means of competition, which is further intensifying competition in the market.

With the operation of 56 securities companies in the limited Korean market leading to competition over brokerage commission rates, as well as the proliferation of online broker services with relatively low commission rates, the brokerage commission rates for trading stocks have maintained a downward trend until recently. Considering the transaction costs that are incurred by securities companies when executing a trade, additional large decreases in commission rates seem unlikely given concerns over negative interest rate spreads. However, given the increase in online trades and the number of securities companies in the market, commission rates are expected to continue to decrease in the short term. Considering the importance of brokerage operations for the profitability of securities companies, improvement in the profitability of brokerage operations is deemed to be necessary to improve the profitability of the securities companies. Investors should consider when making their investment decision that such competitive landscape will continue and not change in the short term.

In recent years, sales of beneficiary certificates by banks and insurance companies have been increasing rapidly following the permission of cross-sector operations within the financial industry. In particular, banks have adopted the strengthening of non-interest income operations as their main business strategy and increased sales in a short period time, making them powerful competitors in the market.

Nonetheless, banks’ sales of beneficiary certificates have been declining since the financial crisis in 2008, whereas sales of beneficiary certificates by securities companies have continued to increase. However, investors should note when making their investment decision that banks possess the ability to utilize their extensive sales channels and large customer base when selling their financial products, which would be difficult for the securities companies to emulate in a short period of time.

Significant changes in the financial investment industry are expected following the recent launch of Mirae Asset Daewoo upon the acquisition of Daewoo Securities by Mirae Asset Securities and the acquisition of Hyundai Securities by KB Financial Group. Upon the completion of mergers and acquisitions of such large securities companies, market consolidation is expected to increase further and the industry is expected to undergo restructuring with only large companies remaining, particularly in light of the government’s plans to encourage the development of “mega” investment banks. The industry estimates that the market share of the top five securities companies, which are NH Investment & Securities, Samsung Securities, Korea Investment & Securities, Mirae Asset Securities–Mirae Asset Daewoo and KB Investment & Securities–Hyundai Securities, will gradually increase until 2018 when the mergers and acquisitions are expected to be completed.

<Insurance>

With the low economic growth and low interest rate environment forecasted to continue in Korea and elsewhere, growth in new insurance contracts in the life insurance industry is also expected to slow due to delays in the recovery of financial markets and strengthening of regulations applicable to the insurance industry.

Similar to 2015, the government policies relating to the finance and insurance sectors are expected to be centered around the “protection of financial consumers,” which is expected to lead to reduced deferrals of acquisition costs for new insurance contracts and have an adverse effect on the business environment of insurance companies. Furthermore, if low economic growth and the low interest rate environment continue for a prolonged period of time, the profitability of life insurance companies would suffer from negative interest rate spreads and decreased returns on assets, which could have an adverse effect on the business of life insurance companies.

The competitive landscape for the insurance industry is expected to change significantly as the polarization between the leading group and others worsens and the gap between such groups widens further.

Competition in the insurance industry is expected to intensify due to (i) continued mergers and acquisitions in the industry, (ii) attempts by some medium-sized life insurance companies to seek opportunities for growth through an initial public offering, (iii) commencement of operation of NongHyup Property & Casualty Insurance, (iv) competition for recruitment initiated by foreign insurance companies and (v) establishment of online direct sales channels and other aggressive marketing campaigns undertaken mainly by large companies, including Samsung and Kyobo.

The largest shareholder and specially related parties of KB Insurance (formerly LIG Insurance), which currently maintains the fourth largest market share of the property and casualty insurance sector at approximately 14%, engaged in a sale of their shares. KB Financial Group participated in the bidding for the acquisition of KB Insurance (formerly LIG Insurance) and submitted a final bid in May 2014. In June 2014, KB Financial Group was selected as the final preferred bidder and entered into a share purchase agreement for the acquisition of 11,682,580 shares of KB Insurance (formerly LIG Insurance). In December 2014, the FSC approved the addition of KB Insurance (formerly LIG Insurance) as a subsidiary of KB Financial Group, and in March 2015, the parties entered into an amended share purchase agreement to finalize the share purchase price of KRW645 billion. In June 2015, the addition of KB Insurance (formerly LIG Insurance) as a subsidiary of KB Financial Group was completed. In addition, on November 19, 2015, KB Financial Group acquired treasury shares comprising 13.82% of the total issued shares of KB Insurance (formerly LIG Insurance) to increase its total shareholding in KB Insurance (formerly LIG Insurance) to 33.29%. Considering that, of the 13 original insurance companies in Korea, the top four companies control more than 70% of the market share, KB Financial Group’s acquisition of KB Insurance (formerly LIG Insurance) is expected to have a positive effect on the profitability of KB Financial Group. The level of profitability, however, is subject to change due to factors such as the strengthening of applicable regulations.

The risk-based capital system, which is designed to improve the payment capability of insurance companies, was implemented in 2011. Although financial regulatory authorities recommend a risked-based capital ratio of 150%, the risk-based capital ratios of some insurance companies have declined due to recent decreases in interest rates and stricter computation standards, which highlights the need for additional capital increases. Furthermore, the insurance sector will be subject to the implementation of Phase 2 of IFRS 4 in 2020, which mainly deals with market valuation of insurance liabilities. Upon the implementation of Phase 2 of IFRS 4, insurance liabilities, which were previously measured by applying the discount rate at the time of acquisition, will be measured by applying the current rate of discount, which will lead to an increase in the fair value of insurance liabilities and an increase in interest rate risk as measured by asset and liability duration gap analysis, which in turn would cause the risk-based capital ratio to decline. Consequently, the existing computation standards for the calculation of the risk-based capital ratio of insurance businesses will also change, which may lead insurance companies to require additional capital so as to adjust to the new regulatory environment.

<Savings Banks >

Due to continuous restructuring since 2011, the number of savings banks decreased from 113 as of December 31, 2004 to 79 as of December 31, 2015. Restructuring in the savings bank sector is expected to occur regularly. Although there has been a significant decrease in real estate loans, which had mainly contributed to the insolvency of savings banks, loan loss provisions continue to be high due to difficulty in improving the profitability of project financing loan operations, which is mainly attributable to delayed recovery of the real estate market.

The ability of savings banks to generate profit is declining due to continued deleveraging amidst economic stagnation, increased credit risk and decreases in new loans attributable to tighter regulations. Moreover, savings banks are expected to experience difficulty in recovering their profitability due to the possibility of additional delinquencies with respect to the loans that they hold.

E.	Risks Relating to Possible Information Technology Breaches

The financial services industry is highly dependent on information technology and the appropriate management of relevant information technology systems is required. Financial and non-financial losses may result upon the occurrence of an incident involving information technology systems. In recent years, the financial services industry has been subject to a series of security breaches of various types, including hacking attempts and leakage of personal information by an employee of a contractor, which prompted the government to prepare and implement the “Comprehensive Measures for the Prevention of Leakage of Personal Information in the Financial Services Sector” through joint cooperation of related governmental departments. As a result, KB Financial Group is making a group-wide effort to prevent leakage of personal information of its customers. However, if KB Financial Group were to become subject to such breaches in the future, there can be no assurance that they would not result in damage to its reputation and regulatory penalties.

In the midst of rapid development of information technology and the increase in the importance of personal information, a series of security breaches of various types have occurred recently, including those involving not only traditional hacking attempts through external networks, but also leakage of personal information by employees of third-party contractors. Examples of relatively large-scale information leakage include the SK Communications incident (35 million users) and the Nexon hacking incident (13.2 million users) in July 2011 as well as the Interpark hacking incident (10.3 million users) in May 2016. Leakage of personal information has also occurred in the banking sector, which had been considered a relatively secure sector. On December 11, 2013, the Prosecutors’ Office announced that that the personal information of 34,000 customers and 103,000 customers of Citibank and Standard Chartered Bank, respectively, had been leaked and commenced a special investigation.

In early 2014, information of a total of approximately 104 million customers was leaked simultaneously from three credit card companies, including KB Kookmin Card, which is an affiliated company of KB Financial Group. On January 8, 2014, the Prosecutors’ Office charged an employee of a third-party contractor for leaking the personal information of customers of KB Kookmin Card, Lotte Card and NH NongHyup Card, as well as the loan advertisers and solicitors who purchased such information. The regulatory authorities commenced an on-site investigation of the three credit card companies to discover how the information was leaked and who was responsible for the leakage.

In the wake of such information leaks by credit card companies, the website of KT Corporation, a telecommunications company, was hacked on March 6, 2014 and the personal information of its customers was leaked. In response to such incidents, on March 10, 2014, the government announced the “Comprehensive Measures for Prevention of Leakage of Personal Information in the Financial Services Sector” (the “Comprehensive Prevention Measures”), which were prepared through joint cooperation among relevant governmental departments, as one of the core elements of the government’s “3-Year Plan for Economic Innovation.”

The general goals of the Comprehensive Prevention Measures are as follows.

1.	The protection of rights of financial consumers as well as the responsibility of financial institutions will be increased significantly for each phase, from the “collection – possession” phase to “use – disposal” phase of personal information.

2.	The government will establish a system whereby financial institutions will bear clear responsibility.

3.	The government will strengthen significantly the existing measures (announced in July 2013) with respect to external cybersecurity threats, such as hacking.

4.	The government will prepare measures to address the possibility that losses may result from information that has already been provided to affiliated companies and third parties or leaked externally.

The Comprehensive Prevention Measures include the following “Restrictions on Sharing of Customer Information among Affiliated Companies of Financial Holding Groups and in Cases of Corporate Split-Ups”, which also include <Details Concerning the Possession and Use Phases>.

1.	Restrictions on sharing of information among affiliated companies of financial holding groups for external use, such as sales of financial products, without prior approval from customers	-	Sharing of customer information among affiliated companies is permitted if necessary for internal management purposes, such as credit risk management on a group level or customer analysis
-

The period of use of information so provided should be restricted* to a necessary minimum period, and when the period of use expires, the customer information manager must make sure that the information is permanently destroyed

* Example: Current period of use restricted to three months or less g restrict to one month or less

		-	The holding company should conduct regular comprehensive review of customer information management by subsidiaries g report any correctional measures taken to regulatory authorities

2.	In cases of corporate split-ups, restrictions on receipt of information of customers who are not customers of the relevant company	-	When approving transfers of customer information upon a corporate split-up, only necessary information should be transferred upon strict review of the scope of customer credit information
-

In cases of inevitable transfers of information, including due to such information being closely linked to information before split-up, such transferred information should be managed separately from information of the company’s own customers

Example: Similar to information of customers whose transactions have ended, prohibit use of such information for business purposes (implement first level security measures) and destroy such information in its entirety within 5 years, in principle

[Main Agenda of Meetings on Implementation of Comprehensive Prevention Measures]

Category	Date	Main Agenda
2nd Meeting	April 11, 2014	1.	Revision of credit card application form, enrollment and consent form for provision of personal information
		2.	Conversion to integrated circuit (“IC”) chip reader
			First Phase (from July 2014)	Conversion to IC chip reader for approximately 30,000 large merchants (large supermarkets and franchises)
			Second Phase (during the third quarter of 2014)	Expand to point-of-sale readers at regular merchants (30,000 g220,000)
			Third Phase (during the fourth quarter of 2014)	Implement IC payment priority system for all point-of-sale readers
		3.	Plans for strengthening management and supervision of value-added network providers

Category	Date	Main Agenda
3rd Meeting	May 23, 2014	1.	Mid-term review of implementation of the Comprehensive Prevention Measures
		(1)	Establishment of an inquiry system to check provision and use of one’s own information
		(2)	Improvement of the personal information collection form and the third party consent form
		(3)	Establishment of a system through which requests to stop security checks can be submitted
		(4)	Improvement of the current practice of overly exposing resident registration numbers
		(5)	Preparation and review of guidelines for responding to incidents
		(6)	Elimination of illegal distribution and sales of personal information
		2.	Mid-term review of implementation of cybersecurity measures in the financial services sector
		(1)	Pursue establishment of an agency dedicated to security of financial data processing
		(2)	Strengthening of the responsibility of financial institutions to protect information
		(3)	Strengthening of internal control as well as control of external contractors
		(4)	Distribution of security guidelines for mobile applications
4th Meeting	June 27, 2014	1.	Review of implementation of the Comprehensive Prevention Measures in the first half of 2014
		(1)	Preparation of guidelines on destruction of personal information
		(2)	Improvement of the personal information collection form and the third party consent form
		(3)	Improvement of the current practice of overly exposing resident registration numbers
		(4)	Establishment of a system through which requests to stop security checks can be submitted
		(5)	Conversion of card readers of merchants to IC chip readers
		2.	Mid-term review of implementation of cybersecurity measures in the financial services sector
		(1)	Strengthening of internal control as well as control of external contractors
		(2)	Distribution of security guidelines for mobile applications
5th Meeting	September 18, 2014	1.	Review of implementation of the Comprehensive Prevention Measures
		(1)	Strengthening of management of solicitors
		(2)	Establishment of an inquiry system to check provision and use of one’s own information
		(3)	Establishment of guidelines on collection and use of resident registration numbers in the financial services sector
		(4)	Implementation of the “Do-Not-Call” request service in the financial services sector
		2.	Mid-term review of implementation of cybersecurity measures in the financial services sector
		(1)	Progress report on establishment of an agency dedicated to security of financial data processing
		(2)	Unannounced inspection of security of financial data processing and implementation of themed inspections
6th Meeting	December 29, 2014	1.

In order to enhance protection of personal information, amendment of the Financial Holding Company Act (enacted November 29, 2014) and the Electronic Financial Transactions Act (expected to be enacted on April 16, 2015) and preparation of various guidelines

		(1)	Restrictions on sharing of information among affiliated companies of financial holding groups for external use, such as sales of financial products, without prior approval from customers
		(2)	Restrictions on concurrently holding the chief information security officer position and other positions related to information technology; increased level of penalties and punishment for leakage of personal information and illegal use thereof
		(3)	Non-face-to-face business (April), details on minimization of collection and provision of personal information (June), improvement on current practice of overly exposing resident registration numbers (June), appropriate destruction and safekeeping of personal information (June) and internal control over sales by solicitors (August)
		2.	Security inspections to be implemented every month under the responsibility of the chief information security officer of the financial institution, and compliance with the security management system throughout the entire phase of external contractor work (bidding g contract execution g implementation g completion) to be made mandatory

1.	Source: FSC

Meanwhile, an amendment to the Financial Holding Company Act, which strengthens restrictions on sharing of customer information among affiliated companies of financial holding companies, was promulgated on May 28, 2014 and went into effect on November 29, 2014.

Pursuant to the amended provisions of the Financial Holding Company Act relating to the provision of customer information, the scope of provision of customer information is restricted to internal management purposes as prescribed by the Presidential Decree, and the method and procedures for provision of information are to be determined by the FSC. Furthermore, the details of the provision of customer information are required to be notified to the customers in accordance with the Presidential Decree.

In response to such amendment of the Financial Holding Company Act, the FSC issued a legislative notice for a proposed amendment of the Enforcement Decree of the Financial Holding Company Act and amended the Regulation on Supervision of Financial Holding Companies on July 26, 2014.

KB Financial Group and its subsidiaries have further strengthened internal controls over information security in order to protect customer information and have endeavored to improve the quality of regular inspections on customer information management. Furthermore, in order to prevent leakage of customer information, including information leaks by internal staff members, efforts have been made to further restrict access to customer information and strengthen security. Investors should note when making their investment decision that attempts to leak customer information from financial services providers are expected to continue in the future, and that there can be no assurance that the occurrence of such incidents at KB Financial Group will not result in damage to its reputation and regulatory sanctions, including penalties and suspension of business.

F.	Introduction and Growth of the Financial Technology Industry

While the introduction and growth of the financial technology (“fintech”) industry, which focuses on digital wallets and mobile payment solutions, has created an opportunity for traditional banks to develop and offer new financial services, it has also enabled non-financial institutions to enter the fintech market, which may cause financial holding companies to face a new financial environment. Furthermore, global fintech companies’ entry into the Korean market and competition with Korean service providers could lead to additional competition within the financial services industry. Investors should note such risks when making their investment decision.

Fintech is a compound word combining “financial” and “technology,” and it refers to a new industrial sector that provides various financial services through a combination of finance and information technology. Global companies, including Google, eBay and Amazon, entered the fintech business in 2011 and have been leading the related industry. The development of fintech industry is currently centered around the development of digital wallets for internet commerce and mobile payment solutions for smartphones. In particular, the amount of global mobile payment transactions is expected to exceed USD700 billion in 2017 and mobile payment solutions are rapidly replacing traditional payment methods such as credit cards and cash.

[Examples of Entry into Fintech Business by Foreign Companies]

Business	Name of Company	Description
Platform	Google

Launched “Google Wallet” (2011), a digital wallet, and email-based fund transfer

Obtained approval for issuance of electronic money in the United Kingdom; investment in Lending Club, which is a micro-lending company

Apple

Launched “Passbook,” a digital wallet; installed Passbook as a built-in application on iPhone5 and other iPhone models launched thereafter

Commenced “Apple Pay” in the United States, which is a near-field communication based card payment system

Social network service	Facebook

Obtained approval for issuance of electronic money in Ireland; became effective in the European Union

Pursuit of alliance with “Azimo” (United Kingdom), which is an international money transfer service

Tencent

Launched “Tenpay,” a payment settlement service, and “Licaitong,” a money market fund

Selected by the Chinese government to participate in a pilot program for the development of privately-owned banks (March 2014)

Communication Service	Verizon	Launched “Isis,” a mobile payment system operated jointly with AT&T and T-Mobile
Search	Baidu	Launched “Baifa,” an online-only money market fund (October 2013) Selected by the Chinese government to participate in a pilot program for the development of privately-owned banks (March 2014)
E-commerce	Alibaba

Launched “Alipay,” a payment settlement system, and “AliFinance,” a micro-lending company; also launched “Yu’e Bao,” a money market fund

Selected by the Chinese government to participate in a pilot program for the development of privately-owned banks (March 2014)

	eBay	Launched “PayPal,” a payment settlement service for eBay Launched “My Cash,” eBay’s prepaid card (2012)
	Amazon	Launched “Amazon Payment” and “Amazon Wallet” Launched “Amazon Local Register,” a mobile credit card payment system

1.	Source: FSS, Samsung Economic Research Institute

[Trend in the Amount of Global Mobile Payment Transactions]

(Unit: USD billions)

1.	Source: Gartner
2.	Estimates for 2016 and 2017

In line with the growth of the global fintech industry, the FSC announced “Plans for Promotion of the Fintech Industry” at the third roundtable for regulatory reform held on May 6, 2015 and proposed the following three main objectives, along with 11 specific tasks: (i) promotion of start-up companies and the growth of the Korean fintech industry, (ii) implementation of people-friendly services and (iii) establishment of fintech infrastructure.

Category		Details of Specific Tasks
Promotion of start-up companies and growth of Korean fintech industry	1. Deregulation of market entry by fintech companies
Decreased minimum capital requirements for the prepayment, payment gateway and escrow businesses (Example: KRW100 million)
2. Promotion of investment in fintech companies by financial institutions

Designate electronic financial services and financial data system businesses, as well as new businesses that reflect the current trend, as businesses that a financial institution may invest in

(Example: Development and distribution of finance-related software, analysis of financial data and other businesses

3. Support funding efforts of fintech companies
	1)	Through policy banks, support funding efforts of existing and new fintech companies
	–	The total amount of loans and direct investments by Korea Development Bank and Industrial Bank of Korea amounted to KRW200 billion in 2015 (KRW100 billion by each bank)
	2)	Provision of incentives to branches that actively support fintech companies and preferred guarantee support for fintech companies

Category		Details of Specific Tasks
	–	(Korea Development Bank) Grants favorable internal performance evaluation for handling loan applications by fintech companies
	–	(Korea Technology Credit Guarantee Fund) Provides guarantee fee discounts (1.3% g 1.0%) and preferred guarantee rates (85% g 90%)
4. Elimination of factors that limit the use of fintech technologies
By creating a new exemption to the Electronic Financial Transactions Act, allow Fintech companies that are willing to bear liability to become jointly liable for financial accidents
Implementation of people-friendly services	1. Use of online identity verification

Use of non-face-to-face method is permitted if multiple (more than two) methods are employed so as to prevent financial fraud and other unwanted results

(Example: Requiring submission of a copy of a form of identification, video call, identity verification upon delivery of debit cards and utilizing existing accounts

2. Introduction of a crowd-funding system

A legislative bill that institutionalizes crowd funding is expected to be passed by the National Assembly. Crowd-funding would allow start-up companies to procure necessary funds from multiple investors online.

	–	Amendment of the FSCMA (submitted to the National Assembly on June 12, 2013 g passed the National Policy Committee on April 30, 2015)
3. Introduction of internet primary banks
Enhance user convenience and promote competition in the financial services industry by newly introducing internet primary banks that operate without branches
	–	Announcement of a plan to introduce internet primary banks (scheduled for June 2015)
4. Promotion of online insurance sales channel
Through continuous identification and improvement of regulations on online enrollment, support the emergence and promotion of online sales channels (such as online insurance supermarkets) that allow users to search, compare and enroll in various insurance products online
Establishment of fintech infrastructure	1. Promotion of fintech ecology
Establish a foundation for continued growth of the fintech industry through promotion of a fintech support center and operation of a fintech support council
	-	(Current) 13 participating financial institutions g (Remedy) Expand participants to member companies of each financial association, the Korea Securities Depository and the Korea Exchange
	-	By acting as an open channel of communication for private sector opinions, identify various regulations that impede promotion of fintech
2. Establishment of strong autonomous security systems by the private sector
Change the regulatory system to one of inspection after the fact and strengthened responsibility, and induce establishment of self-regulated autonomous security systems by financial services companies
3. Support fusion of information technology and finance by utilizing big data
Provision of non-identifiable financial big data through an integrated credit information collection agency, and preparation of guidelines for protection of personal information in big data by financial services sector

1.	Source: FSC

Furthermore, in order to facilitate and encourage investments in fintech companies by financial institutions, the FSC actively provided official interpretations regarding applicable laws and regulations in advance and resolved to allow such investments. Pursuant to applicable laws, financial institutions are currently allowed to invest in and control only financial institutions or companies that are related to the provision of services by financial institutions. The FSC disclosed that it actively provided official interpretations regarding applicable laws and regulations in advance so as to eliminate any uncertainties regarding the scope of investments in fintech companies by financial institutions. The applicable interpretations are as follows:

Category		Scope of Fintech Operations
Electronic Financial Transactions Act

Electronic financial services: payment gateways and issuance/management of means of electronic debit payment and prepayment

Electronic financial services support business: value-added networks and information system operation

Financial data processing services	i)	Provision and management of programs that process and transfer data
	ii)	Sale or lease of data processing systems
	iii)	Ancillary telecommunications operations that transmit and process data
New industries	i)	Analysis of financial data – analysis and development of credit information, development of big data
	ii)	Development of financial software – financial services mobile applications, internet banking and financial security
	iii)	Operation of financial platform – provision of membership-based securities market information

1.	Source: FSC

Taking into account the need for separation of financial and industrial capital, the FSC applied different criteria for small- and medium-sized enterprises and large corporations so that a small- and medium-sized enterprise whose primary business (based on average sales amount) is fintech operations is allowed to enter the market but a large corporation is allowed to enter the market only if its fintech operations comprise more than 75% of its total sales/assets. While the fintech industry has created an opportunity for traditional banks to develop and offer new financial services, it has also enabled non-financial institutions to enter the fintech market, which may cause financial institutions to face a new financial environment.

“KakaoPay,” a credit card linked payment service for KakaoTalk, was launched in September 2014, and “BankWalletKakao,” a fund transfer and payment service based on KakaoTalk, was launched in November 2014. In addition, “Samsung Pay,” which is a mobile payment service of Samsung Electronics, commenced service in Korea in August 2015 and exceeded KRW1 trillion in accumulated transaction amounts within nine months of launch. Information technology service providers are actively entering the financial services sector and Korean banks are undertaking alliances with information technology companies in earnest. In addition, in light of smartphone transactions replacing over-the-counter transactions at bank branches, Korean banks are seeking to reduce their dependence on branches by utilizing fintech and to develop new financial products and services through the establishment of fintech operations.

Recently, global fintech companies have been entering the Korean market and competition with Korean companies has been intensifying. In addition, fintech start-up companies have been actively entering the fintech industry with differentiated business models based on innovative ideas and technologies, and financial investment companies have been choosing such start-up companies as their new investment outlets. Consequently, the financial services industry faces a new financial environment with the advent of the fintech industry.

[Entry into Korean Market by Global Fintech Companies]

Company		Details of Services Provided in Korea

eBay’s PayPal (U.S.)	-	In partnership with Hana Bank and KG Inicis, provides overseas small-sum money transfer services to Korean customers and payment services to foreign customers for purchases made in Korea
	-	Pursuing expansion of business through alliances with Korean credit card companies

Apple’s Apple Pay (U.S.)	-	By using iPhones on which near-field communication is installed, payment service may be used (in the form of foreign transactions) at certain participating stores, including Starbucks and GS25
	-	Preparing for entry into the Korean mobile payment market through partnerships with major Korean banks and global credit card companies
Alibaba’s Alipay (China)	-	In partnership with Hana Bank, provides payment service at approximately 400 participating stores, including Korean airlines and Lotte Duty Free Shops
	-	Partnership with KG Inicis and Korea Smart Card

1.	Source: KB Research

Since the Korean fintech industry is in its initial phase, it is difficult to accurately analyze the effects of such changes on the financial services industry. However, global fintech companies’ entry into the Korean market and the intensifying competition between financial institutions and information technology companies in the Korean fintech industry may serve as a source of risk to financial holding companies, including KB Financial Group, and other companies in the financial services sector. Investors should note such risks when making their investment decision.

G.       Risks Relating to the Introduction of Internet Primary Banks

Internet primary banks are banks that operate only a small number of or without branches and conduct most of their operations through electronic means, including automated teller machines (“ATMs”) and the internet. Pursuant to the Bank Act (Article 16-2 and paragraph (1) of Article 15), non-financial capital may not own 10% or more of the shareholding (4% if using voting rights as a criteria) in a bank. Therefore, the recent proposed amendments to the Bank Act as submitted to the National Assembly include a proposal to change the limit on industrial capital’s shareholding in internet primary banks from the current 4% to 50%. On August 24, 2016, it has been disclosed that KBank will apply for final authorization to conduct internet primary banking operations in light of such proposed amendments. However, the proposed amendment of the Bank Act, which is one of the most important steps for the launch of internet primary banks, is progressing slowly due to disputes between the ruling and the opposition parties over a revised supplementary budget. Concerns have been raised that it would be difficult to pass the proposed amendments to the Bank Act even next year as the opposition party is still opposing deregulation of separation of financial and industrial capital. A parliamentary official has commented that “In order to discuss the proposed amendments to the Bank Act, a meeting of the standing committee should be held. However, because the revised supplementary budget has not yet been properly discussed, all of the schedule for the National Assembly is being delayed, including the parliamentary inspection in October.” The official has also commented that “At this rate, it would be difficult to discuss the proposed amendments to the Bank Act before the end of the year.” Investors should note that such a paradigm shift in the banking industry would have a direct and indirect effect on the business risks of KB Financial Group, which operates in the same industry.

Internet primary banks are banks that operate only a small number of or without branches and conduct most of their operations through electronic means, including ATMs and the internet. Internet primary banks have a competitive advantage over traditional banks in that internet primary banks are able to offer higher deposit interest rates or lower lending interest rates to their customers by minimizing costs, including costs related to offline branches and labor costs, through operation of their business online. While the core sales channels of traditional banks are their branches, internet primary banks establish sales networks through the internet and mobile applications and are always open. Since internet primary banks specialize in handling small sums, they are allowed to conduct identity verifications through authentication certificates, automatic route selection calls or video calls, unlike traditional banks, which require face-to-face identity verification at a branch.

Internet primary banks have been operated in the United States and Europe since the 1990s and in Japan since the 2000s. There have been attempts in the past to introduce internet primary banks in Korea. However, such attempts were thwarted due to issues over the real-name financial transaction system, security of funds and separation of financial and industrial capital. In particular, the principle of separation of financial and industrial capital and the related restrictions on shareholdings in a bank by industrial capital (non-financial business operators) to 4%, which were originally adopted to prevent banks from becoming private vaults of large corporations or large shareholders, became obstacles in establishing internet primary banks.

Pursuant to the Bank Act (Article 16-2 and paragraph (1) of Article 15), non-financial capital may not own 10% or more of the shareholding (4% if using voting rights as a criteria) in a bank. Therefore, the recent proposed amendments to the Bank Act as submitted to the National Assembly include a proposal to change the limit on industrial capital’s shareholding in internet primary banks from the current 4% to 50%. On August 24, 2016, KBank announced at the KT Corporation headquarters that it will apply for final authorization to conduct internet primary banking operations in light of such proposed amendments.

The following is KBank’s timeline for proceeding with internet primary bank operations:

[KBank’s Timeline for Proceeding with Internet Primary Banking]

Internet Primary Bank Sequence

1.	Source: thebell article

KBank completed the establishment of its information technology system from January to March 2016, conducted individual tests in early July 2016 and commenced comprehensive testing on July 22, 2016. KBank is using “finger finance,” which refers to conducting all financial transactions at the touch of a finger, as its differentiation strategy. If KBank is launched before the end of the year, it plans to focus on developing not only its basic financial services, such as lending and deposit-taking, but also its mid-range interest rate loan service, as its strengths. KBank is establishing a credit scoring system for individuals for its mid-range interest rate loan service and has announced that it will launch an inexpensive mid-range interest rate loan product. If KBank applies for final authorization to conduct internet primary bank operations in September 2016, then the commencement of operations is expected to occur at the end of November or December.

On January 25, 2016, Hyundai Securities had made a capital contribution as the third largest shareholder (10% shareholding, KRW25 billion investment) of the entity that would become the internet primary bank KBank, the of which launch was being led by KT Corporation. However, due to the addition of Hyundai Securities as a subsidiary of KB Financial Group, a possibility of a conflict of interest was raised because Kookmin Bank, the main subsidiary of KB Financial Group, was participating as a major shareholder (10% shareholding) of the internet primary bank Kakao Bank. Therefore, KBank requested Hyundai Securities to sell its shares of KBank. On July 21, 2016, NH Investment & Securities was selected as the preferred bidder for the acquisition of such shares of KBank from Hyundai Securities. On August 10, 2016, NH Investment & Securities entered into a share purchase agreement to purchase the shares for KRW28,250 million, and completed the transaction on August 11, 2016.

The industry has raised concerns regarding the possibility that internet primary banks will become mere internet fund transfer service providers if the Bank Act is not amended before October 2016. In addition, Soo Ho Maeng, Senior Executive Vice President of the Corporate Relationship Group at KT Corporation, has commented that “If the current separation of financial and industrial capital continues, then based on our paid-in capital of KRW250 billion, KT Corporation would be able to hold only 4% of the shares with voting rights, which is approximately KRW10 billion, and it would be difficult for KT Corporation to be a decision maker.” He also commented that “KT Corporation decided to invest under the assumption that the Bank Act would be amended and that KT Corporation would be able to increase its shareholding to 50%. If the Bank Act is not amended, then it would not bring about an innovation in the financial services industry – it would just be returning to the old financial services industry.”

Although internet primary banks are preparing to launch their operations, the proposed amendments to the Bank Act, which is one of the most important steps for the launch of internet primary banks, is progressing slowly due to disputes between the ruling and the opposition parties over a revised supplementary budget. Concerns have been raised that it would be difficult to pass the proposed amendments to the Bank Act even next year as the opposition party is still opposing deregulation of separation of financial and industrial capital. A parliamentary official has commented that “In order to discuss the proposed amendments to the Bank Act, a meeting of the standing committee should be held. However, because the revised supplementary budget has not yet been properly discussed, all of the schedule for the National Assembly is being delayed, including the parliamentary inspection in October.” The official has also commented that “At this rate, it would be difficult to discuss the proposed amendments to the Bank Act before the end of the year.” Investors should note that such a paradigm shift in the banking industry would have a direct and indirect effect on the business risks of KB Financial Group, which operates in such industry.

H.	Slowing Growth of the Korean Financial Markets and the Minor Position of Korean Banks in the Global Financial Markets

Competition in the Korean financial markets is further intensifying due to the slowing of growth in such markets. In addition, the economic downturn in Korea and abroad, deteriorating corporate profitability and the household debt issue in Korea indicate that the economic stagnation in Korea will be prolonged. Due to intense competition in the Korean financial markets, Korean banks are actively entering overseas markets but the scale of their operations is small compared to global banks. Korean banks are inferior in terms of size and funding costs for purposes of competing with global banks in overseas financial markets, which may have an adverse effect on the profitability of Korean banks. Investors should note such risks when making their investment decision.

The Korean financial markets face slowing growth and intensifying competition amidst prolonged economic stagnation due to the economic downturn in Korean and abroad, deteriorating corporate profitability and the household debt issue in Korea. In addition, entry of foreign banks into the Korean market is also contributing to the intensifying competition in the market. Due to intense competition in the Korean financial markets, Korean banks are actively entering overseas markets but the scale of their operations is small compared to global banks.

With the liberalization of financial markets by emerging Asian economies, business opportunities are rapidly increasing in overseas financial markets. Accordingly, Korea banks must secure new growth engines in emerging economies through overseas expansion and enhance their global competitiveness by competing in such local markets. Nevertheless, Korean banks’ expansion into overseas markets has not shown notable progress as banks worldwide have expanded their operations overseas and Korean banks are inferior in terms of size and funding costs for purposes of competing with global banks.

In addition, instability in the foreign currency market is increasing due to increased volatility of and uncertainty in the global financial markets, including as a result of the Brexit vote. Although Korea’s economic fundamentals are relatively healthy compared to emerging economics, prices of financial assets have decreased and market volatility has increased due to flight of foreign investment capital.

Most overseas offices of Korean banks are branches, which are advantageous for wholesale banking operations but make localization difficult. Since the wholesale banking business involves provision of large sums of funds to a small number of customers, competitiveness in funding is very important, and branches are advantageous in that they can procure low cost funds directly and indirectly through the headquarters. However, depending on the country, branches are limited in terms of their scope of operations and their ability to establish other branches. Branches are also restricted in their use of electronic networks in local markets and cannot take full advantage of the information technology competitiveness in Korea.

The following provides a description of conditions in the overseas markets in which KB Financial Group has banking operations:

Name		Description
Kookmin Bank Hong Kong Ltd. (Kookmin Bank’s subsidiary in Hong Kong)	–

Due to its advanced legal system, excellent social infrastructure and use of English as a common language, Hong Kong is an ideal location for an international finance center. In addition, due to its geographical advantage as an advance post for entry into China and the adjacent nations in Southeast Asia, approximately 200 banks from around the world are operating in Hong Kong.

–

The business environment is becoming more difficult as business opportunities are moving from Hong Kong to China due to the rapid growth of Chinese coastal cities, including Shanghai, and competition among financial institutions is also intensifying.

Kookmin Bank International Ltd. (Kookmin Bank’s subsidiary in the United Kingdom)	–

Demand in the financial services industry is expected to gradually increase as the economy recovers. However, strengthening of the capital adequacy requirements and regulations on liquidity following the financial crisis originating from the United States necessitate expansion of operations in line with the size of the capital.

–

Competition has increased due to strengthened regulations of U.K. financial regulatory authorities and the expansion of coverage desks dedicated to Korean companies of Korean and foreign banks in Europe.

–

The fiscal crisis in Eurozone countries has worsened to a level where it can cause a global economic slowdown, and the financial regulations are being strengthened to further ensure the financial soundness of banks, including by requiring local banks to procure additional capital.

–

Due to the U.K.’s decision to leave the European Union, uncertainty in the overall European economy has increased, and whether Britain will continue to play its role as a financial center will depend on how its relationship with the European Union is reestablished in the future.

Kookmin Bank Cambodia PLC. (Kookmin Bank’s subsidiary in Cambodia)	–	Further market growth is anticipated given Cambodia’s current stage of economic development, which is approaching the developing country phase.
–

Competition is increasing as large financial institutions from China, Malaysia and Vietnam have entered the Cambodian market recently. Competition among banks is also expected to increase further in the lending business.

	–	Lending interest rates are decreasing due to an oversupply of liquidity as the speed of inflow of foreign capital is faster than the speed of Cambodian industrial growth.
Kookmin Bank (China) Ltd. (Kookmin Bank’s subsidiary in China)	–

After the global financial crisis, the Chinese financial services industry used its substantial foreign currency reserves to acquire advanced foreign financial institutions that suffered from insufficient liquidity, and is preparing for a second takeoff by developing new products and improving risk management capabilities.

–

China is implementing a growth policy that is focused on developing the Chinese market so as to overcome economic stagnation, and reforms in the financial services sector, such as resumption of gradual liberation of interest rates, are also underway.

–

Competition is increasing as large global financial institutions are entering the Chinese market. The Chinese government is endeavoring to develop its capital markets by pursuing globalization of the Chinese yuan.

1.	Source: 1H 2016 business report of KB Financial Group

Consequently, investors should note that KB Financial Group is exposed to risks of increased sensitivity to changes in the global financial environment and various local conditions as well as risks of fluctuating profits due to changing local regulations, supervision and policies.

[Business	Risks Relating to Hyundai Securities (the Wholly-Owned Subsidiary)]

A.	Effect of Economic Fluctuations on the Performance of Financial Investment Companies

The financial investment industry adjusts earlier than the actual economy and is cyclical in nature. The scope of volatility in the financial markets has been increasing in the midst of global economic stagnation, emergence of geopolitical risks, the Brexit vote and uncertainty regarding the timing of interest rate increases in the United States. The consequent decrease in brokerage commissions and customer assets of financial investment companies may have a direct impact on the business performance and profitability of the overall financial investment industry.

Through the provision of services relating to the issuance and sale of securities and the development of diverse financial products, the financial investment industry provides funding sources for long-term corporate investment, facilitates efficient distribution of capital and provides investment channels for the national economy.

Domestic financial investment companies provide dealing, brokerage, and underwriting services as part of their primary operations, and as part of their supplementary operations, they provide (i) securities-related services including provision of credit, offering of securities savings accounts and repurchase agreement transactions, (ii) certain banking-related services including provision of safety deposit facilities, (iii) certain short-term financing services including sale and brokerage of CDs and large-sum CPs and (iv) certain investment trust services including money market funds. Pursuant to Article 6 of the FSCMA, the main operations of financial investment companies are as follows:

[Major Operations of Financial Investment Companies]

Major Operations	Description of Operations
Investment and trading	Purchase and sale of financial investment products, issuance/acquisition/offering of securities, securities subscriptions and approval of subscriptions, for their own account
Investment brokerage	Purchase and sale of financial investment products, offering/subscription/approval of subscription of financial investment products, and offering/subscription/approval of subscription of securities being issued or underwritten, for the account of third parties
Investment advisory	Providing advice on the value of financial investment products or investment decisions relating to financial investment products
Pooled investment	Acquisition/disposal of investment-worthy assets, management of such assets and the distribution of investment income to investors, without specific instructions from the investors
Delegated investment	Acquisition/disposal of financial investment products and management of such products by investor, through partial or full delegation of investment discretion relating to financial investment products
Trust	Trust services

The business performance of the financial investment industry is directly affected by fluctuations in the securities markets. In a market boom, improved investor confidence leads to higher trading volumes and a consequent increase in brokerage commissions and growth in assets, while a market downturn leads to a decrease in investor confidence and a consequent outflow of assets and a decrease in commission income. Historical trends in the domestic stock market and the profitability of securities companies are as follows:

[Domestic Stock Market]

							(Units: points, KRW trillions, %)
Type		June 2016	2015	2014	2013	2012	2011	2010	2009
Stock index	KOSPI	1,970.4	1,961.3	1,915.6	2,011.3	1997.1	1,825.7	2,051.0	1,682.7
	KOSDAQ	675.1	682.3	543.0	500	496.3	500.2	510.6	513.5
Aggregate market capitalization	Amount	1,455.3	1,444.5	1,335.3	1,305.2	1,263.2	1,148.0	1,240.0	974.0
	Increase Rate	—	8.20	2.30	3.22	10.03	(7.4)	27.31	42.5
Trading value	Amount	980.3	2,201.0	1,458.7	1,436.7	1,724.0	2,260.1	1,894.0	1,991.0
	Increase Rate	—	50.90	1.53	(16.66)	(23.7)	19.3	(5.16)	25.7

1.	Source: Korea Exchange Stock Statistics
2.	Based on Korean Exchange Statistics.
3.	Aggregate market capitalization and trading value are the sums of the amounts for KOSPI and KOSDAQ.

[Profitability of Domestic Securities Companies]

								(Unit: KRW millions)
Type		1Q 2016	2015	2014	2013	2012	2011	2010	2009
Average daily trading value	Amount (KRW trillions)	9.43	8.88	5.95	5.82	6.95	9.11	7.54	7.89
	Increase Rate	6.30%	49.05%	2.36%	-16.33%	-29.43%	20.79%	-4.43%	22.66%
Commission income	Amount	1,759,685	7,924,889	5,978,424	4,409,509	6,096,322	7,930,603	8,212,482	8,003,220
	Increase Rate	2.64%	32.56%	35.58%	-27.67%	-23.13%	-3.43%	2.61%	18.88%
Operating profit	Amount	788,577	4,073,925	2,234,021	382,630	1,745,731	3,014,519	3,090,165	3,640,967
	Increase Rate	-36.14%	82.36%	483.86%	-78.82%	-42.09%	-2.45%	-15.13%	43.45%
Profit for the period	Amount	599,284	3,197,290	1,672,744	-189,285	1,233,704	2,212,592	2,803,695	2,947,257
	Increase Rate	-38.57%	91.14%	983.72%	-115.34%	-44.24%	-21.08%	-4.87%	45.89%

1.	Source: Korea Exchange Stock Statistics, FSS Financial Statistics System
2.	Increase rate for each category is compared to the corresponding period of the previous year.
3.	Commission income represents the total of brokerage commissions, underwriting/agency commissions and commissions on beneficiary certificates.

Trading values continue to decrease with the increased volatility in the stock market since 2011. The profitability of securities companies decreased substantially in 2013, primarily due to a substantial decrease in brokerage commissions resulting from reduced stock trading volumes, as well as significant increases in losses from proprietary trading due to rising interest rates. As of the end of 2013, the average daily trading value was approximately KRW5.8 trillion, representing a 20.1% average annual decrease from 2011, although it increased slightly to KRW5.9 trillion at the end of 2014. As a result of such changes, the aggregate profit for the period of securities companies changed from a net profit of KRW2.9 trillion in 2009 to a net loss at the end of 2013, and subsequently to a net profit at the end of 2014 of approximately KRW1.7 trillion. While profitability for 2015 improved considerably compared to 2014, primarily due to increases in the KOSPI and trading values and declines and stabilization of bond yields, volatility in the domestic bond market increased, mainly as a result of increases in interest rates for German and U.S. sovereign bonds in April 2015.

Uncertainty in the stock and bond markets is increasing primarily due to the Brexit vote and the possibility of interest rate increases in the United States in light of an improving economy. Increased volatility and its consequent negative impact on the improvement in profitability of financial investment industry remain as risks, and investors should take such risks into account when making an investment decision.

B.	Competitive Environment and Outlook for Financial Investment Companies

There are more financial investment companies in Korea than in other developed countries. As such, an increase in restructuring is expected within the financial industry, including through exits, mergers and acquisitions and establishment of financial holding companies, as well as the emergence of larger-sized financial investment companies based on increases in paid-capital accompanied by the adoption of diverse survival strategies. Therefore, competition among financial investment companies is expected to intensify in the future.

In the past, the profitability of the financial investment industry was generally determined by fluctuations in trading values of the stock market and in commission rates, especially due to the industry’s non-diversified income structure and high reliance on brokerage commissions. In recent years, however, the Korean financial investment industry has been considered to have high growth prospects due to the following factors: (i) the continuous growth of the global economy, (ii) the expansion of the Asian financial markets following the economic growth of Asian countries, including China and India, (iii) the increase in financial assets attributable to aging of the population, (iv) the increase in the percentage of stock holdings in the portfolios of large institutional investors, such as the National Pension Fund and retirement funds, (v) a paradigm shift from savings to investment, and (vi) changes in the Korean financial markets due to the introduction of the FSCMA.

[Overview of Hyundai Securities and its Competitors]

(As of June 30, 2016)					(Units: KRW millions, people)
Financial Investment Companies	Total Assets	Total Liabilities	Total Equity	Capital Stock	Net Profit	Number of Employees
Hyundai Securities	23,198,322	19,888,215	3,310,106	1,183,062	19,216	2,281
Korea Investment & Securities	31,967,611	28,746,669	3,220,942	175,570	132,933	2,323
NH Investment & Securities	45,599,273	41,044,985	4,554,288	1,531,275	59,457	2,995
Mirae Asset Daewoo	37,641,506	33,322,803	4,318,703	1,703,883	39,525	2,963
Samsung Securities	32,908,514	29,459,872	3,448,641	394,153	47,987	2,230
Shinhan Investment	26,312,807	23,787,129	2,525,678	1,296,998	38,990	2,296
Hana Daetoo Securities	17,878,836	16,044,493	1,834,343	175,301	37,097	1,540

1.	Source: 1H 2016 business report of each company (separate)

As of June 30, 2016, the domestic securities industry consists of three large segments, based on paid-in capital: (i) comprehensive financial investment companies that are qualified to operate as prime brokerage firms (Hyundai Securities (KRW3.3 trillion), Mirae Asset Daewoo (KRW4.3 trillion; KRW7.7 trillion including Mirae Asset), Samsung Securities (KRW3.4 trillion), NH Investment & Securities (KRW4.6 trillion) and Korea Investment & Securities (KRW3.2 trillion)), (ii) large securities companies with paid-in capital of more than KRW1 trillion (Shinhan Investment (KRW2.5 trillion) and Hana Daetoo Securities (KRW1.8 trillion)), and (iii) smaller securities companies with paid-in capital of less than KRW1 trillion and foreign securities companies.

As of June 30, 2016, the average market share of the five major securities companies in Korea (Hyundai Securities, Samsung Securities, Mirae Asset Daewoo, NH Investment & Securities and Korea Investment & Securities) was 7.68% in terms of brokerage commissions, reflecting a relatively high level of competition compared to other financial sectors including the banking sector, which is dominated by a limited number of banks. Due to intense competition among financial investment companies, business operations centered on brokerage commissions have limitations. Accordingly, in light of intensifying competition for brokerage commissions, Korean financial investment companies are changing their business operations from a simple brokerage operation dealing in securities to comprehensive asset management and investment banking operations.

The financial investment industry is expected to undergo (i) an accelerated restructuring, including new entries, exits and mergers of financial investment companies, increased instances of establishment of financial holding companies and the emergence of comprehensive financial investment operations, (ii) increases in the size of existing financial investment companies through increased paid-in capital and (iii) formation of various alliances among existing financial investment companies as part of their strategy for survival. Financial investment companies are endeavoring to enhance their competitiveness by continuously diversifying and expanding into various businesses, including cash management accounts, trust, pension, over-the-counter derivatives and wrap accounts, so as to diversify their revenue streams and increase their business capabilities. Consequently, the industry is expected to be revamped so that only those financial investment companies that have become large and specialized through diversification of revenue streams and restructuring will be able to survive.

Following the implementation of the FSCMA, five major companies with paid-in capital of more than KRW3 trillion (Hyundai Securities, Mirae Asset Daewoo, Samsung Securities, NH Investment & Securities and Korea Investment & Securities) were designated as “comprehensive financial investment companies” and were distinguished from regular financial investment companies. These comprehensive financial investment companies can engage in (i) provision of credit, including loans to corporations, payment guarantees and notes discounting, (ii) exclusive brokerage (prime brokerage) operations for hedge funds and (iii) internal order execution for unlisted stocks. Such changes have resulted in the expansion and diversification of their business scope, including the provision of acquisition financing in the form of bridge loans in the context of M&A advisory services and the provision of credit support and guarantees through equity investments in new ventures.

[Definition of Comprehensive Financial Investment Companies and Permitted New Businesses]

		Remarks
Definition	1)	Corporation under the KCC that engages in securities underwriting business
	2)	More than KRW3 trillion in paid-in capital
	3)	Investment and trading / brokerage company that satisfies risk management capability and other requirements

Permitted New Businesses	1)	Provision of credit to corporations
	2)	Prime brokerage services
	3)	Internal order execution for unlisted stocks

[Overview of Comprehensive Financial Investment Companies as of June 30, 2016]

(Unit: KRW millions, people)
Type	Hyundai Securities	Korea Investment & Securities	NH Investment & Securities	Mirae Asset Daewoo	Samsung Securities
Total assets	23,198,322	31,967,611	45,599,273	37,641,506	32,908,514
Paid-in capital	3,310,106	3,220,942	4,554,288	4,318,703	3,448,641
Profit for the period	19,216	132,933	59,457	39,525	47,987
Total number of employees	2,281	2,323	2,995	2,963	2,230

1.	Source: 1H 2016 business report of each company

On August 2, 2016, through its report entitled “Improvement Measures for Comprehensive Financial Investment Companies for the Cultivation of Large-Scale Investment Banks,” the FSC announced that it would pursue reform of the comprehensive financial investment company system, including measures to encourage growth in scale by providing incentives for capital increases, in order to strengthen the corporate finance operations and global capabilities of comprehensive financial investment companies. The FSC will provide incentives to financial investment companies with paid-in capital of more than KRW4 trillion and more than KRW8 trillion to encourage increases in their capital. Such policies are expected to accelerate the rate of restructuring of financial investment companies, as well as mergers and acquisitions in the industry.

Due to such government policies, the profit and size gap between large investment banks capable of specialized operations and other securities companies is expected to widen. Currently in the domestic financial investment industry, companies that are affiliated with large conglomerates or that are a part of financial holding companies display consistent performance, while small- and mid-scale companies are unable to secure competitiveness due to inferior business networks and lower recognition among consumers and therefore focus on proprietary trading and sales of financial investment products.

Financial investment companies, therefore, must seek opportunities for survival and growth through expansion in size and differentiation of business strategies based on increased specialization and expertise. The financial investment industry is expected to be reorganized into large-scale securities companies capable of benefiting from economies of scale and small- and mid-scale securities companies specializing in certain areas of operation. If a financial investment company is not able to respond to changing market conditions or if it fails in comprehensive risk management in connection with its operations, it may experience a deterioration in its asset quality or difficulties in operating its business.

C.	Sources of Revenue of Financial Investment Companies

Domestic financial investment companies derive income through sales of financial products and services and brokerage commissions. Although each financial investment company is trying to diversify its revenue sources, brokerage commissions still account for a large portion of commission income. Accordingly, the profitability of financial investment companies may fluctuate depending on stock indices and domestic and overseas economic conditions.

The income of Korean financial investment companies consists mainly of commission income, gains on valuation and disposal of securities and gains on derivative transactions. Commission income comprises the fees received from customers in return for provision of financial services, such as brokerage commissions, and is a relatively stable source of income that accounts for a very high percentage of the net operating income of Korean financial investment companies. Gains on valuation and disposal of securities are recognized when the value of their owned assets (such as equity and debt securities) changes. Gains on derivative transactions are recognized upon the transaction of derivative products with underlying assets such as securities.

Domestic financial investment companies are seeking to diversify their business structure, by reducing their traditional heavy reliance on brokerage commissions. They are making efforts to transform themselves into investment banks, by engaging in asset management and providing financial consulting services, as well as expanding their investment banking and trading operations by benchmarking overseas global investment banks.

The portion of total commission income accounted for by advisory fees increased from 4.6% in 2011 to 8.5% in 2015, primarily due to the revitalization of investment banking operations. The portion accounted for by asset management fees gradually increase from less than 1% in 2008 to approximately 3% in 2015, primarily due to efforts to develop wealth management operations.

[Composition of Commission Income of Domestic Financial Investment Companies]

(Unit: KRW hundred millions)
Type	March 2016	2015	2014	2013	2012	2011
Brokerage commissions	95,514 (70.6%)	45,858 (57.9%)	33,620 (56.2%)	26,237 (59.4%)	37,005 (60.7%)	54,563 (68.8%)
Underwriting commissions	12,009 (8.9%)	5,578 (7.0%)	4,438 (7.4%)	3,537 (8.0%)	5,269 (8.6%)	5,237 (6.6%)
Pooled investment securities commissions	10,241 (7.6%)	4,463 (5.6%)	4,264 (7.1%)	3,204 (7.2%)	4,290 (7.0%)	5,250 (6.6%)
Asset management fees	5,371 (4.0%)	2,327 (2.9%)	1,856 (3.1%)	1,499 (3.4%)	2,010 (3.3%)	2,757 (3.5%)
Advisory fees (M&A commissions)	11,932 (8.8%)	6,715 (8.5%)	4,845 (8.1%)	2,775 (6.3%)	3,217 (5.3%)	3,626 (4.6%)
Derivatives linked securities sales commissions	149 (0.1%)	129 (0.2%)	114 (0.2%)	73 (0.2%)	166 (0.3%)	1,219 (1.5%)
Total	135,216 (100%)	79,248 (100%)	59,784 (100%)	44,200 (100%)	60,963 (100%)	79,306 (100%)

1.	Source: Financial Statistics System
2.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

Brokerage commissions account for a large portion of the revenues of domestic financial investment companies. Brokerage commissions as a percentage of commission income decreased from 68.8% in 2011 to 56.2% in 2014, but increased to 70.6% as of the end of March 2016, primarily due to increases in trading values.

Brokerage commissions, which traditionally constituted the main source of revenue for financial investment companies, have decreased due to competition among financial investment companies. For the past several years, many financial investment companies have been attracting new customers by offering discounts or exemptions on commissions for securities trading. Accordingly, the wealth management operations of securities companies have placed emphasis on increasing assets through their brokerage services. More recently, securities companies have been seeking to increase assets through sales of funds, trust assets and wrap accounts, while internet specialty banks and individual savings accounts have been introduced, blurring the distinctions among sectors within the financial industry, which is expected to result in increased competition for customers and assets.

D.	Asset Structure of Financial Investment Companies

Assets of domestic financial investment companies consist mainly of cash, deposits and securities. In the case of securities, which make up the largest portion, 70~80% consist of bonds while the rest consist of other securities and stocks. Fluctuations in interest rates and in the global economy may result in gains or losses on valuation of bonds held, which may affect profitability.

Assets of financial investment companies consist mainly of cash, deposits and securities. In the case of securities, which make up the largest portion of assets held by financial investment companies, 70-80% consist of bonds, while the rest consist of other securities and stocks.

[Summary Statement of Financial Position (Assets) of Investment and Trading Brokers (I)]

(Units: KRW millions, %)
Type	March 2016		2015		2014		2013		2012
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Cash and deposits	66,115,432	16.94	61,012,945	17.71	54,811,539	17.48	45,310,456	16.74	51,687,606	19.89
Securities	235,452,726	60.33	224,722,494	65.24	203,673,042	64.96	174,561,432	64.51	155,089,618	59.67
Derivative financial assets	9,720,354	2.49	7,765,418	2.25	6,859,567	2.19	6,173,869	2.28	6,349,832	2.44
Loans	28,644,413	7.34	26,409,245	7.67	23,207,715	7.4	20,663,194	7.64	19,430,945	7.48
Tangible assets	2,198,680	0.56	2,189,409	0.64	2,210,977	0.71	2,346,094	0.87	2,422,626	0.93
CMA asset	75,390	0.02	54,820	0.02	57,903	0.02	72,950	0.03	97,486	0.04
Lease assets	408,472	0.1	471,535	0.14	605,863	0.19	597,293	0.22	515,927	0.2
Other	47,636,729	12.21	21,846,336	6.34	22,122,400	7.06	20,888,615	7.72	24,316,335	9.36

Total	390,252,196	100	344,472,203	100	313,549,005	100	270,613,902	100	259,910,374	100

1.	Source: Financial Statistics System
2.	According to the categorization of the FSS, investment trading brokers (I) are companies engaged in the securities industry.
3.	Data as of December 31, 2014 for NH Investment & Securities includes data from Woori Investment & Securities and NH Nonghyup Securities due to their merger. Accordingly, the figures exclude data from NH Nonghyup Securities.
4.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

Total assets of securities companies have been continuously increasing in the past five years, especially securities, primarily due to a significant increase in sales of repurchase agreements (“RP”) and equity linked securities by financial investment companies, resulting in increases in funding and corresponding investments in securities including sovereign and public bonds. While sales of RP allow securities companies to procure funds through monetization of securities in their possession, in practice they act as financial products for customers, in connection with which securities such as sovereign and public bonds up to a specified portion of the funds procured are provided as collateral.

For the sale of over-the-counter derivatives such as equity linked securities, securities companies engage in self-hedging through back-to-back hedges or through sovereign and public bonds and stocks, as the obligation to repay the customer lies with the securities company. In 2015, more than KRW70 trillion of equity linked securities were issued due to their unexpected rate of return during times of low interest. However, due to (1) their complicated product structure, (2) significant decline in the Hang Seng China Index in September 2015, (3) terrorist attacks in France in November 2015 and (4) the Brexit vote in June 2016, a large number of individual and institutional investors incurred losses on such products. As a result, from 2017, sales of high-risk financial products such as equity linked securities and other derivative linked securities by banks will be limited, and selling restrictions applicable to securities companies will be strengthened. According to financial investment industry sources, the regulatory authorities are planning to announce such measures relating to the regulation of equity linked securities in September 2016. Regulatory authorities have also announced that in light of the risks posed by equity linked securities, they will promote exchange traded funds as alternative products.

As fluctuations on equity linked securities are being amplified due to the reasons described above, securities companies are increasingly relying on self-hedging, and therefore, the portion of bonds held by securities companies is increasing. The need to provide collateral relating to sales of RP and to hedge derivative linked securities, such as equity linked securities, has resulted in an increase in demand for bonds with relatively low risk, such as sovereign/public bonds and bonds of blue-chip corporations. Accordingly, the portion of bonds among securities held by securities companies is increasing.

For bonds, gains and losses on valuation may result from fluctuations in interest rates, while gains and losses on valuation on other securities and stock depend mainly on fluctuations in the stock market. In response to increased concerns regarding delays in economic recovery, the Monetary Policy Committee implemented interest rate reductions (to a base rate of 1.25%) in June 2016, recording the lowest interest rate in history. In August 2016, due to prolonged delays in economic recovery, the Monetary Policy Committee kept the base rate at 1.25%. Future fluctuations in interest rates and global economic conditions may affect the valuation of bonds held and adversely affect profitability.

E.	Effect of Regulatory Changes on Profitability Fluctuations

The financial investment industry is subject to significant legal and policy regulation. Future introduction of a capital gains tax, and taxation of gains from derivatives trading, which became effective on January 2016, may lead to reduced operating profits of financial investment companies. The prohibition on call loans by securities companies from March 2015 will also increase the cost of funding for the relevant financial investment companies. Such legal and regulatory changes may have an adverse effect on profitability.

The financial investment industry is subject to significant legal and policy regulation, and legal and regulatory changes may affect the profitability of the industry. There have been political controversies surrounding proposals for a capital gains tax and the introduction of a tax on derivatives trading for the purpose of stabilizing the capital markets, increasing tax revenue, ensuring greater fairness in taxation and preventing indiscriminate inflow/outflow of foreign capital. Taxation of capital gains generated from financial assets such as stocks and bonds is currently under discussion, while a tax on gains from derivatives trading was introduced in January 2016. Such tax reforms may have a negative impact on the derivatives and securities markets and may decrease the operating profits of domestic financial investment companies, whose main source of income is commissions from trading.

Pursuant to the Short-Term Fund Market Reform Plan (announced in November 2013) and the Plan for Reduction of Call Loan Limits of Securities Companies (announced in December 2013), the call loan limit of securities companies was reduced each quarter from April 2014 (15% g 10% g 5% of paid-in capital), and call loans by securities companies were completely prohibited from March 3, 2015.

[Major Contents of the Short-Term Fund Market Reform Plan]

Category		Reformation Measures
Exclusion of Non-Bank Financial Institutions from the Call Loan Market	1.	From 2015, participants are limited to banks and non-bank financial institutions such as securities companies, insurance companies, credit card companies and capital companies are prohibited from participating in the call market.
	2.	As an exception, primary dealerships and securities companies subject to open market operations of the Bank of Korea are allowed to participate with call loan limitations.[1]
Promotion of KORIBOR	1.

Implement KORIBOR improvement measures (led by the Korea Federation of Banks) to promote widespread use of KORIBO as the alternative indicator rate for CD rates, which are used for interest rate swaps.

	2.	Enhance reliability of KORIBOR, including enhancing transparency of the interest rate proposal process.
	3.	Significant reinforcement of KORIBOR management and supervision.
	4.	Review of legal basis for designation as an interest rate proposing institution.
Review of Regulations on the Short-Term Fund Market	1.

Clarify provisions on financial investment companies’ participation in short-term fund market, collect information in each market and systematically revise regulations on public disclosure and supervision.

1.	Source: Press releases issued by the FSC.
2.	16 companies, including ten dealers of treasury bonds (Samsung Securities, Shinhan Investment, NH Investment & Securities (formerly Woori Investment & Securities), Korea Investment & Securities, Daishin Securities, Kyobo Securities, Hyundai Securities, KDB Daewoo Securities, Dongboo Securities and Yuanta Securities) and KB Investment & Securities, HMC Investment & Securities, Mirae Asset Securities, Shinyoung Securities, Meritz Securities and Hi Investment & Securities, may participate in the call market.

From March 3, 2015, participation in the call loan market by non-bank financial companies has been prohibited and the call loan market has been restructured to be centered on banks.

Due to such regulatory changes, securities companies subject to the restrictions on call loans are expected to face difficulty in procuring funding for their operations, and will have to procure funding through other methods, such as commercial paper and sales of RP, as they have been excluded from the call loan market from March 2015. Short-term electronic notes, which were introduced in January 2013 as an alternative to call loans, are an example of such other funding methods. However, the cost of procuring funding through short-term electronic notes is high relative to compared to call loans and the process is procedurally cumbersome as the board of directors must adopt issuance limits, ratings have to be secured and there are disclosure obligations relating to certain corporate information. As call loans are more cost efficient than other funding methods and since there are no other efficient alternatives, regulations relating to call loans by securities companies may adversely impact the profitability and liquidity of securities companies subject to such regulations.

Investors should be aware of the potential negative impact that such legal and regulatory changes may have on the profitability of the financial investment industry.

F.	Impact of Net Capital Ratio Improvement Measures on Financial Investment Companies

Due to net capital ratio improvement measures and regulation of leverage ratios, the investment capacity of large financial investment companies is expected to increase, enabling expanded operations in investment banking, principal investments and overseas businesses. However, small- and mid-size financial investment companies may face limitations on their business activities and may be disadvantaged relative to large financial investment companies with respect to operations that require capital resources such as derivative products and M&A brokerage.

The net capital ratio is a quantitative measure of a securities company’s ability to respond to potential losses in its assets in accordance with the standards of the International Organization of Securities Commissions, which require financial investment companies to hold liquid assets sufficient for self-settlement in times of financial difficulties without causing a significant impact on the overall financial system.

Since its introduction in April 1997, the net capital ratio has been used for various purposes, including the implementation of timely correctional measures by regulatory authorities, qualification requirements for membership in securities exchanges and evaluation of dealers specializing in treasury bonds. Such widespread use has resulted in the net capital ratio becoming a standard for capital regulation applicable to the overall operations of the financial investment industry. However, the current net capital ratio is computed on a separate basis, and capital contributions to subsidiaries are excluded entirely from the net working capital regardless of the risk levels relating to the subsidiaries, thus precluding appropriate evaluation of risks of subsidiaries.

Accordingly, the FSC announced its “Net Capital Ratio Improvement Measures for Securities Companies” (the “NCR Improvement Measures”) as a part of a detailed plan relating to “Enhancement Measures for a Dynamic Capital Market,” which was announced in December 2013. In 2015, the NCR Improvement Measures were implemented experimentally for eight companies (HMC Investment, NH Investment & Securities, Daewoo Securities, Mirae Asset Securities, Bookook Securities, Samsung Securities, Korea Investment & Securities and Hyundai Securities) with paid-in capital of more than KRW1 trillion (as of the December 31, 2013), and were fully implemented in 2016. A summary of the NCR Improvement Measures is as the follows:

[Summary of the NCR Improvement Measures]

Improvement Measures		Summary
Change in the NCR computation method	Change to a ratio regarding maintenance of necessary capital (net working capital – total risk)

Introduction of a consolidated NCR standard	Apply consolidated NCR to all securities companies with subsidiaries
Adjustments to the scope of net working capital and value at risk measurement	1.	Loans for less than 1 year and M&A/IPO related loans are to be categorized as credit risks.
	2.	Deposits with more than one year to maturity are to be classified as net working capital.
	3.	A risk value of ‘0’ is applied to receivables relating to proprietary trading in the market (similar to brokerage trading).

1.	Source: Press release issued by the FSC and FSS (April 8, 2014)

[Net Capital Ratio of Securities Companies]

			(Unit: %)
Type	NCR (June 30, 2016)	NCR (2015)	Net Working Capital Ratio (2014)
Investment and trading brokers (Total)	—	659.2	437.1
Mirae Asset Daewoo	2,218.60	905.05	427.78
NH Investment & Securities	1,148.10	771.97	107.83
Samsung Securities	1,451.10	689.24	551.73
Korea Investment & Securities	1,182.70	596.55	400.41
Hyundai Securities	916.1	419.94	325.34
HMC Investment Securities	410.32	349.13	349.41
Bookook Securities	476.9	386.38	456.67

1.	Source: Korea Financial Investment Association
2.	Net working capital ratio is the NCR calculated at end of 2014 using the previous computation method.

Pursuant to the NCR Improvement Measures, the computation formula has been changed from “net working capital / total risk x 100” to “(net working capital – total risk) / 70% of legally required equity capital for each unit of licensed operations.” According to the new computation formula, large financial investment companies will have increased investment capacity, thus being able to engage in expanded operations, while small- and mid- sized financial investment companies may face limitations on their operations.

[Legally Required Capital of Financial Investment Companies]

			(Unit: KRW hundred millions)
Category	Type	Authorized Capital Value	70% of Authorized Capital Value
Investment & Trading	Securities	500	350
Investment & Trading	Debt Securities	200	140
Investment & Trading	Treasury bonds, municipal bonds, special bonds	75	53
Investment & Trading	Equity securities	250	175
Investment & Trading	Collective investment securities	50	35
Investment & Trading	Exchange-traded derivatives products	100	70
Investment & Trading	Over-the-counter derivatives products	900	630
Investment & Brokerage	Securities	30	21
Investment & Brokerage	Debt Securities	10	7
Investment & Brokerage	Equity securities	10	7
Investment & Brokerage	Collective investment securities	10	7
Investment & Brokerage	Exchange-traded derivatives products	20	14
Investment & Brokerage	Over-the-counter derivatives products	100	70
Investment & Brokerage	Trust assets	250	175

Total		2,505	1,754

Along with the NCR Improvement Measures for securities companies, as a follow-up measure to the previously announced policy changes including the NCR Improvement Measures and the Financial Regulation Reform Measures, the FSC passed a resolution to amend the Regulations on the Financial Investment Industry and the Regulations on Securities Issuances and Public Disclosures. Accordingly, starting in 2016, in conjunction with the full implementation of the amended NCR requirements, leverage ratio requirements will be introduced as a standard for applying timely correctional measures, thus strengthening the supervision of securities companies with weak business performance and financial soundness. Companies with net losses for two consecutive years and with a leverage ratio of more than 900%, and companies with a leverage ratio of more than 1,100%, will receive management improvement recommendations. Companies with net losses for two consecutive years and with a leverage ratio of more than 1,000%, and companies with a leverage ratio of more than 1,300%, will receive management improvement requests. Leverage ratios in the financial investment industry have increased from 748.5% at the end of 2015 to 861.47% at the end of 2016 primarily due to increased investor demand for equity linked securities and RPs issued by financial investment companies in the low interest rate environment. To manage their increasing leverage ratios, financial investment companies may make adjustments to their issuances and sales of debt-based products, which may impact their business capacity and profitability. Such impact will be greater on small- and mid-sized financial investment companies with less equity capital.

[Leverage Ratio of Financial Investment Companies]

				(Units: KRW millions, %)
Type	March 2016	2015	2014	2013	2012
Total assets	390,252,196	344,472,203	313,549,005	270,531,941	259,910,374

Paid-in capital	45,300,788	46,024,845	42,322,295	40,724,924	41,402,236
Leverage ratio	861.47	748.5	740.9	664.3	627.8

1.	Source: Financial Statistics System
2.	Leverage Ratio = Total assets / Paid-in capital
3.	Securities companies’ fiscal period for financial reporting changed from 2013 (previous year end: March). Thus, includes companies with fiscal years ending in December and March.
4.	Based on investment and trading brokers (I).

Due the NCR Improvement Measures and leverage ratio requirements, the investment capacity of large financial investment companies is expected to increase, enabling expanded operations in investment banking, principal investments and overseas businesses. However, small- and mid-sized financial investment companies may face limitations on their business activities and may be disadvantaged relative to large financial investment companies with respect to operations that require capital resources such as derivative products and M&A brokerage. Therefore, investors should consider the impact of the NCR Improvement Measures on the financial investment industry when making an investment decision.

Reference – [Information on Reform of NCR Regulation System for Securities Companies]

1.	Outline

In its 19th regular meeting held on October 29, 2014, the FSC passed a resolution to amend the “Regulations on the Financial Investment Industry” and “Regulations on Securities Issuances and Public Disclosures” as a follow-up measure to previously announced policy changes, including “NCR Improvement Measures for Securities Companies” and “Financial Regulation Reform Measures.”

2.	Major Amendments

[NCR Improvement Measures for Securities Companies]

①	Introduction of a new net capital ratio which amends the previous net working capital ratio. which is to be mandatorily applied to investment and trading brokers (may be implemented from 2015 for companies that desire early implementation).

Revised NCR

②	Revision of timely corrective action requirements in accordance with the revised calculation formula.

[NCR Requirements for Timely Corrective Actions (%)]

Category		Level of Timely Corrective Action
		Management Improvement Recommendation	Management Improvement Request	Management Improvement Order
Criteria	Current	150	120	100
	Amended	100	50	0

③	Implementation of NCR requirements based on consolidated accounting standards from 2016 so that NCR requirements will not be an impediment to M&A or overseas investment by securities companies.

•	The previous NCR requirements acted as impediments to active investment, because investments by securities companies using equity capital can result in a significant decrease of the NCR (through a decrease in net working capital).

•	Prior to the implementation of consolidated NCR requirements, M&A activity of securities companies was encouraged by excluding capital contributions in such transactions from deductions to net working capital.

④	Reasonable adjustments to deduction items in calculating net working capital

•	Among credit provided by comprehensive financial investment companies, loans for less than one year and M&A related loans are excluded from deduction items for calculating net working capital

•	For ordinary securities companies, M&A related loans can be excluded from deduction items upon approval by the FSS of their internal control standards for provision of credit.

1)	Total credits and payment guarantees should not exceed paid-in capital.

2)	Total credits and payment guarantees to a single entity and entities that share credit risks should not exceed 25% of paid-in capital.

3)	Unavoidable violations of 1) and 2) above should be corrected within one year.

•	Deposits with remaining maturities of more than one year are included in net working capital.

[Risks Relating to KB Financial Group (the Wholly-Owning Parent Company) and Its Subsidiaries]

 A.      Financial Holding Companies Whose Profits and Losses Are Directly Affected by the Performance of Subsidiaries

The Company is a pure holding company primarily engaged in the management and financial support of its subsidiaries, and, unlike business-operating holding companies, it does not engage in businesses of its own. For the first half of 2016, the Company recorded 1) consolidated net interest income of KRW3,050,925 million, of which approximately 75.6%, or KRW2,305,753 million, was from banking operations and 2) consolidated net fee and commission income of KRW732,439 million, of which 73.6%, or KRW538,881 million, was from banking operations. Investors should be aware that due to its heavy reliance on the operations of its banking subsidiaries, the Company’s profitability may be adversely affected by unfavorable conditions in the banking industry, including as a result of a deterioration of the Korean or global economy.

The Company is a financial holding company that was established in September 2008 through a comprehensive stock transfer of affiliated companies, including its main subsidiary, Kookmin Bank. As a pure financial holding company, the Company does not engage in businesses of its own and dividends from its subsidiaries are the main source of its income. Major historical events of the Company since its establishment are as follows:

[Historical Overview of the Company]

Date	Details
September 26, 2008	Approval from FSC to establish holding company
October 10, 2008	Listed on the KRX KOSPI Market
June 22, 2009	Added KB Life Insurance, a second-tier subsidiary, as a direct subsidiary
March 2, 2011	Added KB Kookmin Card as a subsidiary
June 20, 2013	Acquired additional shares in KB Life Insurance (percentage of shareholding increased to 100%)
March 20, 2014	Added KB Capital as a subsidiary
June 24, 2015	Added KB Insurance as a subsidiary
May 31, 2016	Added Hyundai Securities as a subsidiary
June 28, 2016	Acquired treasury stock of Hyundai Securities (percentage of shareholding: 22.56%g29.62%)

1.	Source: 1H 2016 business report of the Company

On March 2, 2011, the Company effected a horizontal spin-off of the credit card business of Kookmin Bank and established KB Kookmin Card as a subsidiary in order to increase its expertise in the credit card sector and to increase the competitiveness of the non-banking businesses of the Company.

On March 20, 2014, the Company acquired KB Capital (formerly known as Woori Financial Co., Ltd.) as a subsidiary in order to diversify the income sources of its retail finance operations and strengthen its non-banking businesses.

On June 27, 2014, the Company entered into a share purchase agreement to acquire shares of LIG Insurance Co., Ltd. (“LIG Insurance”) and on December 24, 2014, it obtained approval from the FSC to add LIG Insurance as a subsidiary. On March 26, 2015, the Company amended the terms of the share purchase agreement relating to the acquisition of shares of LIG Insurance. On June 18, 2015, the Company obtained approval from the Board of Governors of the Federal Reserve Board of the United States to become a U.S. financial holding company and added KB Insurance as a subsidiary on June 24, 2015.

On May 31, 2016, the Company entered into a share purchase agreement to purchase 53,380,410 shares of Hyundai Securities (representing 22.56% of the outstanding shares of Hyundai Securities) for KRW1,242,594 million. On June 24, 2016, the Company acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) for KRW107,256 million. Following the acquisition, the total number of shares of Hyundai Securities owned by the Company was 70,096,280 shares (representing 29.62% of the total issued shares of Hyundai Securities).

[Organizational Structure of KB Financial Group and Its Subsidiaries]

1.	Source: Investor relations material of KB Financial Group

The Company’s main source of income is dividend income from subsidiaries. The Company’s 13 main subsidiaries are engaged in banking, credit card, financial investment and insurance operations.

Business	Description	Subsidiary
Banking	Deposits/loans for customers and related operations	Kookmin Bank
Credit	Credit cards, cash advance services, card loans and related operations	KB Kookmin Card
	Credit finance, including lease, installment finance and loans	KB Capital
Financial investment	Investment trading, investment brokerage, collective investments and related operations	Hyundai Securities KB Investment & Securities KB Asset Management KB Real Estate Trust KB Investment
Insurance	Insurance business and related operations	KB Insurance KB Life Insurance
Savings bank	Deposit/loans for individuals and small- and medium-sized enterprises (“SMEs”) as prescribed by the Mutual Savings Banks Act	KB Savings Bank
Others	Supporting the aforementioned operations, including credit investigation, debt collection and maintenance and repair of computer-related devices and systems	KB Credit Information KB Data System

1.	Source: KB Financial Group 1H 2016 business report

The following table presents a summary of the financial information by business sector of the Company for the first half of 2016:

						(Unit: KRW millions)
Type	1H 2016
	Banking	Credit Card	Securities	Life Insurance	Others	(Consolidation) Adjustments	Total
Net interest income	2,305,753	482,679	4,567	118,589	138,998	339	3,050,925
Net fee and commission income	538,881	32,676	55,936	50	105,908	-1,012	732,439
Net operating profit	931,715	195,725	43,270	13,722	132,107	-23,594	1,292,945
Profit for the period	743,186	153,273	128,383	10,266	147,551	-33,042	1,149,617

Total assets[1]	300,220,933	15,489,258	8,547,864	8,811,511	30,757,761	-20,629,205	343,198,122

Total liabilities[1]	277,008,452	11,700,696	6,446,716	8,194,531	10,216,790	47,286	313,614,471

1.	Assets and liabilities represent values prior to inter-segment adjustments.

For the first half of 2016, the Company recorded 1) consolidated net interest income of KRW3,050,925 million, of which approximately 75.6%, or KRW2,305,753 million, was from banking operations and 2) consolidated net fee and commission income of KRW732,439 million, of which 73.6%, or KRW538,881 million, was from banking operations. Investors should be aware that due to its heavy reliance on the operations of its banking subsidiaries, the Company’s profitability may be adversely affected by unfavorable conditions in the banking industry, including as a result of a deterioration of the Korean or global economy.

 B.      Overview of Major Sources of Income of Financial Holding Companies

The performance of subsidiaries directly affect the profits of financial holding companies. Accordingly, the Company’s results of operations may be adversely affected by weak performances of its subsidiaries. Investors should consider the business performance of subsidiaries as the business performance of the Company.

As the performance of a financial holding company is directly affected by the performance and competitiveness of its subsidiaries, a comprehensive review of all areas of business engaged in by the Company’s subsidiaries is necessary in order to assess the Company’s future performance and competitiveness. In particular, as a financial holding company, the Company does not engage in any business activities of its own, and dividends from subsidiaries are the main source of income for the Company.

Accordingly, in addition to the Company’s own financial condition, the financial condition of its subsidiaries is a very important element for evaluation. Investors should be aware that the Company’s dividend income may decrease if the profitability of its subsidiaries deteriorates due to external factors such as domestic and international economic conditions.

The Company categorizes its business sectors based on the nature of products and services provided, customers and the organization of the Company:

Business Sector		Description
Banking	Corporate finance	Credit and deposit-taking for large corporations, SMEs and “small-office / home-office” customers (“SOHOs”), and related operations
	Household finance	Credit and deposit-taking for household customers and related operations
	Others	Investment in securities and derivatives, procurement of funds and other support operations
Credit card		Credit sales, cash advance services, card loan, etc. and related operations
Securities		Trading of securities, brokerage, underwriting and related operations
Insurance		Insurance business and related operations

1.	Source: KB Financial Group 1H 2016 business report.

On May 31, 2016, the Company entered into a share purchase agreement to purchase 53,380,410 shares of Hyundai Securities (representing 22.56% of the outstanding shares of Hyundai Securities) for KRW1,242,594 million. On June 24, 2016, the Company acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) for KRW107,256 million. The Company plans to further acquire the remaining shares of Hyundai Securities through the Stock Swap, and is currently undertaking measures to add Hyundai Securities as a wholly-owned subsidiary within this year. The Company’s consolidated financial condition will be impacted by the aforementioned transaction. Furthermore, in light of recent conditions in the financial industry, which is characterized by intense competition, restructurings and expansions in size, the failure of subsidiaries to maintain their competitiveness in such environment may adversely affect the holding company’s results of operations and competitiveness.

C.	Possibility of a Decrease in Book-Value Per Share and a Change in the Capital Adequacy Ratio of the Company Due to the Stock Swap

Research institutions estimate that while the book-value per share (BPS) of KB Financial Group will decrease in the future due to the issuance of new shares in the Stock Swap, such decrease will be relatively small, as the price-to-book ratio (PBR) of Hyundai Securities for the past 12 months was 0.45x and KB Financial Group’s bargain purchase gain (accounting gain generated when the acquiring company acquires the target company at a price lower than the fair value) is estimated to be approximately KRW1 trillion. Investors should be aware that the Stock Swap may result in a change in the capital adequacy ratio of the Company and that it is difficult to estimate the exact capital adequacy ratio subsequent to the Stock Swap at this time.

The swap ratio of the common shares of KB Financial Group to the common shares of Hyundai Securities is 1:0.1907312. Approximately five common shares of Hyundai Securities will be exchanged for one common share of KB Financial Group, and Hyundai Securities will become a wholly-owned subsidiary of KB Financial Group as a result of the Stock Swap.

On June 24, 2016, the Company acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) and recognized a bargain purchase gain of KRW104.9 billion in the first half of 2016. This reflects the net asset value of the acquired shares, and represents the sum derived by deducting the purchase price, approximately KRW107.2 billion, from the fair net asset value of the acquired assets, approximately KRW212.1 billion.

The total number of common shares that are expected to be newly issued in the Stock Swap is 31,759,844 common shares of KB Financial Group (representing 8.2% of total issued shares of KB Financial Group) and the issuance value is approximately KRW1.1 trillion. According to a research institution (Shinhan Investment), while the book-value per share (BPS) of KB Financial Group will decrease in the future due to the issuance of new shares in the Stock Swap, such decrease will be relatively small, as the price-to-book ratio (PBR) of Hyundai Securities for the past 12 months was 0.45x and KB Financial Group’s bargain purchase gain (accounting gain generated when the acquiring company acquires the target company at a price lower than the fair value) is estimated to be approximately KRW1 trillion.

The capital adequacy ratios of the Company were as follows:

(Unit: %)
Type		1H 2016	2015	2014	2013
KB Financial Group	BIS capital adequacy ratio	15.11	15.48	15.53	15.38
	Tier I capital adequacy ratio	13.51	13.59	13.29	12.78
	Common equity Tier I capital adequacy ratio	13.38	13.47	13.19	12.78

1.	Based on Basel III.
2.	Source: FSS Financial Statistic Information System (http://fisis.fss.or.kr) data and KB Financial Group 1H 2016 business report

The Company’s BIS capital adequacy ratio, Tier I capital adequacy ratio and common equity Tier I capital adequacy ratio were 15.11%, 13.51% and 13.38%, respectively, as of the end of the first half of 2016, which satisfy the standards required by Basel III. Although the Company’s current capital adequacy ratio is satisfactory, investors should be aware that the Company’s capital adequacy ratio subsequent to the Stock Swap is difficult to predict and may not be sufficient in the future due to a deterioration in business operations resulting from unfavorable domestic or international economic conditions, an increase in risk assets and changes in the Basel Committee’s applicable standards.

D.	Risks Relating to the Banking Subsidiary (Kookmin Bank)

As of June 30, 2016, Kookmin Bank, the banking subsidiary of the Company, accounted for 71.3% of the consolidated profit for the period, 75.6% of the consolidated net interest income and 73.6% of the consolidated net fee and commission income of the Company. The Company is a financial holding company whose main source of cash inflow is dividends received from subsidiaries. Accordingly, risks relating to the banking subsidiary (Kookmin Bank) have a significant impact on the Company’s financial condition and corporate value. Investors should be aware that deteriorations in the results of operations and business environment of the banking subsidiary may result in significant fluctuations in the Company’s corporate value.

Kookmin Bank was established in November 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB and possesses the necessary prerequisites for organic growth, including enhanced customer satisfaction, improved asset soundness, advanced information technology systems and strong risk management systems. Furthermore, it maintains a global network through the businesses of its subsidiaries, including Kookmin Bank Hong Kong Ltd., Kookmin Bank International Ltd., Kookmin Bank Cambodia PLC, and Kookmin Bank (China) Ltd.

(Unit: KRW millions)
Company Name	Established	Address	Main Business	Assets at the End of Previous Reporting Period	Grounds for Control	Major Subsidiary
Kookmin Bank	Nov. 1. 2001	84, Namdaemoon-ro, Jung-gu, Seoul	Banking and foreign change	285,528,371	K-IFRS 1100 Paragraph (7)	Yes (assets from the previous reporting year are more than KRW75 billion)

1.	Source: KB Financial Group 1H 2016 business report

Operations of banks can be categorized into primary operations, supplemental operations and concurrent operations. Primary operations involve intermediation of funds, which is a fundamental function of financial institutions, and include deposit-taking, provision of credit and currency services. Supplemental operations are those legally recognized as naturally incidental and therefore necessary to the conduction of primary operations, and refer to the activities of banks that change and develop in response to social and economic conditions. Concurrent operations are activities that are not pursuant to the Bank Act, and include sales agency services for financial products such as investment trust products and bancassurance, and trust and pension services.

The growth of the banking industry is expected to slow for some time to come due to the prolonged economic stagnation in Korea and uncertainties in the global economy, including as a result of the recent Brexit vote. Banks are expected to concentrate on managing their asset quality and developing new profit-generating models as the low interest rate environment continues and banks experience declining interest margins, which is attributable to intensified competition for high quality assets and the expansion of operations by non-bank financial institutions and private lenders.

Increased volatility and uncertainty in the global financial markets, including as a result of the Brexit vote, has led to continued instability in the foreign currency markets. Although Korea has relatively sound fundamentals compared to emerging market countries, prices of financial assets have decreased and have experienced increased volatility due to the outflow of foreign investment capital. Increased volatility relating to the KRW/U.S. dollar exchange also may adversely impact export competitiveness and the domestic economy.

Competition within the financial industry is intensifying primarily due to restructuring within the banking industry, including increased competition caused by diversification in the financial industry, and a decrease in opportunities for interest income generation following a prolonged period of low interest rates. New areas of competition are emerging as well due to changes in the operating environment, including strengthened financial consumer protection regulations and increased demands for contribution to the public good. In addition, the promotion of financial support policies for the economically disadvantaged population is expected to result in a decrease in the profitability of the financial industry.

The market share information below was prepared based on KRW-denominated deposits and loans of major banks operating on a national scale. Figures may vary depending on the calculation criteria; for official information, please refer to the Statistics Information System of the FSS.

[Deposits in Local currency]

(Unit: KRW hundred millions, %)
	1H 2016		2015		2014
	Amount	Market Share	Amount	Market Share	Amount	Market Share
Kookmin Bank	2,192,680	20.2	2,137,535	20.1	2,029,951	20.5
Woori Bank	1,954,929	18.1	1,880,377	17.7	1,732,061	17.4
Shinhan Bank	1,884,089	17.4	1,838,473	17.3	1,636,984	16.5
NH Bank	1,773,504	16.4	1,734,900	16.3	1,570,796	15.8
KEB Hana Bank	1,735,530	16.0	1,732,936	16.3	1,701,251	17.2
Industrial Bank of Korea	856,531	7.9	880,913	8.3	805,496	8.1
Standard Chartered Bank	309,536	2.9	296,803	2.8	301,672	3.0
Citibank Korea	119,313	1.1	127,413	1.2	148,178	1.5

Total	10,826,112	100.0	10,629,350	100.0	9,926,386	100.0

1.	Market share refers to the market share among the seven commercial banks and NH Bank.
2.	Local currency deposits = local currency savings + CD + cover bill + RP (data exchanged between banks)

[Loans in Local currency]

(Unit: KRW hundred millions, %)
	1H 2016		2015		2014
	Amount	Market Share	Amount	Market Share	Amount	Market Share
Kookmin Bank	2,143,941	19.1	2,065,039	18.9	1,955,283	19.3
Woori Bank	1,899,524	16.9	1,842,206	16.8	1,666,003	16.4
Shinhan Bank	1,819,758	16.2	1,768,099	16.1	1,600,248	15.8
NH Bank	1,720,049	15.3	1,662,612	15.2	1,527,650	15.1
Industrial Bank of Korea	1,690,829	15.0	1,617,317	14.8	1,499,970	14.8
KEB Hana Bank	1,688,166	15.0	1,713,688	15.7	1,624,726	16.0
Standard Chartered Bank	280,774	2.5	270,199	2.5	260,753	2.6

Total	11,243,041	100.0	10,939,160	100.0	10,134,633	100.0

1.	Market share refers to the market share among the six commercial banks and NH Bank.
2.	Based on local currency loans excluding private debentures.

In response to the uncertainties in market conditions and the competition resulting from expanding regional banks, domestic banks are maximizing their business capacity through differentiated business strategies in target markets, entry into overseas markets and pursuit of internally stable development through proactive risk management. Banks are expected to focus on the creation of new profit models capable of sustainable growth, such as Fintech, comprehensive branches and specialty internet banks, while also enhancing synergies and diversifying income sources through cooperation among affiliated companies.

[Share of Profit for the Period among the Company’s Subsidiaries]

1.	Source: Investor relations material of KB Financial Group

As of June 30, 2016, Kookmin Bank, the banking subsidiary of the Company, accounted for 71.3% of the consolidated profit for the period, as well as 75.6% of the consolidated net interest income (KRW2,305,753 million out of KRW3,050,925 million) and 73.6% of the consolidated net fee and commission income (KRW538,881 million out of KRW732,439 million), of the Company. The Company is a financial holding company whose main source of cash inflow is dividends received from subsidiaries. Accordingly, risks relating to the banking subsidiary (Kookmin Bank) have a significant impact on the Company’s financial condition and corporate value. Investors should be aware that deteriorations in the results of operations and business environment of the banking subsidiary may result in significant fluctuations in the Company’s corporate value.

D – 1.	Risks Relating to the Downward Trend in Net Interest Margin of the Banking Subsidiary (Kookmin Bank)

Since 2011, events such as 1) the phase-by-phase decrease of the base rate by the Bank of Korea, 2) intensifying competition among banks in the household lending sector and 3) implementation by the government of its mortgage loan refinancing program have contributed to a decrease in the net interest margin (“NIM”) of domestic banks. Kookmin Bank’s NIM decrease by 0.61 percentage points from 2.18% in 2012 to 1.57% in the first half of 2016. The Company seeks to maintain an appropriate level of interest margin despite uncertainties in the domestic economy and intensifying competition. However, investors should be aware that a prolonged decrease in NIM, due to business strategies or external conditions, may adversely affect the Company’s financial condition and results of operations.

Since 2011, the Bank of Korea decreased the base rate on 8 occasions, from 3.25% in 2011 to 1.25% in August 2016. Intensifying competition among banks in the household lending sector has resulted in decreases in the NIM of domestic banks, and such trend has continued through the first half of 2016.

Recently, heads of regional Federal Reserve Banks in the United States have mentioned the possibility of increases in the base interest rate. John Williams, the head of the San Francisco Federal Reserve Bank, mentioned in his speech on August 18, 2016 that “sooner is better than later” in terms of the timing of the potential base rate increase, garnering much attention. Although the heads of regional Federal Reserve Banks in the United States are implying an increase, which complicates the calculations of the Korean banking industry, the market response indicates that the possibility of such an increase is not high. While Korea is considering a decrease of the base rate, multiple factors, including the reemergence of household debt problems, are expected to impact the direction to be taken with regard to the base rate.

Certain of the current government’s policies, including its policies to support SMEs, strengthen the domestic economy and normalize the real estate market, may have a positive impact on the Company’s growth and profitability. However, considering the prolonged low interest rate environment due to continued decreases in the base rate from 2014 to June 2016, and government policies such as its “Measures for Structural Improvement of Household Debts,” it appears that a significant improvement in NIM will be unlikely in the near term.

[NIM Trend of the Company and Kookmin Bank (Annual)]

(Unit: %)
	KB Financial Group	Kookmin Bank
1H 2016	1.85	1.57
1H 2015	1.94	1.66
Total	(0.09)	(0.09)

1.	Source: KB Financial Group 1H 2016 business report

[NIM Trend of the Company and Kookmin Bank (Quarterly)]

(Unit: %)
	KB Financial Group	Kookmin Bank
2Q 2016	1.85	1.58
1Q 2016	1.84	1.56
Total	0.01	0.02

1.	Source: KB Financial Group 1H 2016 business report

As of the first half of 2016, the cumulative NIMs of the Company and the bank were 1.85% and 1.57% respectively, which represented decreases of 9 basis points compared to the first half of 2015 primarily driven by two decreases in the base rate in 2015. NIMs of the Company and the bank were 1.85% and 1.58%, respectively, in the second quarter of 2016 (an increase of 1 basis point and 2 basis points, respectively, from the first quarter of 2016) primarily due the Company’s efforts to improve its portfolio, including its focus on high-quality loans and an increase in low-cost deposits.

From 2012 to the first half of 2016, the NIM of Kookmin Bank decreased by 0.61 percentage points on a cumulative basis, from 2.18% to 1.57%. An industry-wide NIM comparison for Kookmin Bank and other commercial banks is as follows:

(Unit: %)
	1H 2016	2015	2014	2013	2012
Kookmin Bank	1.57	1.61	1.81	1.91	2.18
Other commercial banks	—	1.53	1.75	1.88	2.15

1.	Source: FSS Financial Statistics Information System (http://fisis.fss.or.kr)

Although Kookmin Bank’s NIM has shown a consistent downward trend since 2012, this is a universal trend throughout the banking industry, and Kookmin Bank’s NIM has been slightly higher than the average for the banking industry. However, the ability of banks to generate profits through interest-earning assets is declining due to the continued downward trend in NIM, and a significant improvement in NIM is unlikely in a prolonged low interest rate environment.

Meanwhile, the recent implementation by the government of its mortgage loan refinancing program (pursuant to which qualified retail borrowers converted their outstanding non-amortizing floating-rate mortgage loans into amortizing fixed-rate mortgage loans with lower interest rates) will have a negative impact on Kookmin Bank’s profitability because, although banks received agency fees, they had to purchase mortgage-backed securities (“MBSs”) from the Korea Housing-Finance Corporation in an amount equivalent to the balance of converted mortgage loans, and the interest rate of the MBSs is lower than the interest rate of the prior floating rate mortgage loans. In the event that similar mortgage loan refinancing programs are implemented in the future, the adverse effects on banks’ profitability will increase. Furthermore, loan assets are converted to MBSs in connection with such programs, and while loan assets are not subject to mark-to-market valuation, MBSs constitute marketable securities and are subject to such valuation. Accordingly, the value of MBSs may decline in times of rising interest rates, resulting in valuation losses.

The Company seeks to maintain an appropriate level of interest margin despite uncertainties in the domestic economy and intensifying competition. However, investors should be aware that a prolonged decrease in NIM, due to business strategies or external conditions, may adversely affect the Company’s financial condition and results of operations.

D – 2.	Risks Relating to the Liquidity of the Banking Subsidiary (Kookmin Bank)

The liquidity coverage ratio (“LCR”) of Kookmin Bank was 112.60% in the first half of 2016, which was higher than the LCR of the overall domestic banking sector. Kookmin Bank’s foreign currency LCR for the first half of 2016 was 1) 126.22% prior to application of weighted liquidity value (similar to other commercial banks and slightly higher than certain banks) and 2) 114.6% after application of weighted liquidity value (somewhat lower than the overall banking sector but slightly higher than certain banks). However, the slowdown in the global economy, uncertainties in the global financial markets due to the Brexit vote and increased fluctuations in exchange rates may adversely impact domestic financial institutions and the domestic economy, which in turn may adversely affect Kookmin Bank’s liquidity and credit risk exposure.

LCR is a regulatory ratio implemented by the Basel Committee on Banking Supervision in order to help manage the liquidity risk inherent in the asset/liability structure of financial institutions. LCR reflects the ratio of high-liquidity assets held, such as sovereign bonds, that can help a financial institution maintain itself without external aid for 30 days in the event of a liquidity crisis and a consequent withdrawal of funds.

The table below sets forth the LCR of Kookmin Bank and three other similar banks. Regional banks are not included in this comparison because, due to their high customer market shares in their respective regional markets, these banks have a high ratio of short-term deposits that may be withdrawn at will. The local currency LCR of regional banks is significantly higher than that of national banks, whose funding structure includes mid-term and some long-term products as well. Accordingly, regional banks have been excluded from the following comparison.

[LCR of Kookmin Bank]

				(Unit: %)
		1H 2016	2015	2014
Liquidity Coverage Ratio (LCR)		112.60	104.26	—
Foreign currency LCR	Before application of weighted liquidity	126.22	128.94	125.87
	After application of weighted liquidity	114.60	119.51	116.31

1.	Based on K-IFRS financial statements.
2.	1H 2016 LCR: average of 2Q 2016.

[LCR of Shinhan Bank]

				(Unit: %)
		1H 2016	2015	2014
Liquidity Coverage Ratio (LCR)		95.69	101.74	97.85
Foreign currency LCR	Before application of weighted liquidity	126.41	127.58	140.22
	After application of weighted liquidity	117.50	117.35	129.97

1.	Based on business report of FSS.

[LCR of KEB Hana Bank]

				(Unit: %)
		1H 2016	2015	2014
Liquidity Coverage Ratio (LCR)		103.62	93.81	—
Foreign currency LCR	Before application of weighted liquidity	114.88	112.44	127.26
	After application of weighted liquidity	103.32	101.45	116.90

1.	LCR: based on balance at the end of the period (consolidated). Implemented from January 2015.
2.	2014 information is based on information of the former Korea Exchange Bank.

[LCR of Woori Bank]

				(Unit: %)
		1H 2016	2015	2014
Liquidity Coverage Ratio (LCR)		108.98	106.67	123.10
Foreign currency LCR	Before application of weighted liquidity	127.83	130.30	130.29
	After application of weighted liquidity	118.08	120.71	121.29

1.	Based on K-IFRS financial statements.
2.	Due to amendments, 1H 2016 and 2015 apply LCR and 2014 applies local currency LCR.

* LCR (consolidated, including foreign currency) = liquid assets / 1 month net cash outflows

(advisory standard: more than 85%, 5% increase each year, more than 100% from 2019)

** Local currency liquidity ratio (separate) = (maturing within 1 month) assets / liabilities (advisory standard: more than 100%)

In the first half of 2016, Kookmin Bank recorded 112.60% in local currency LCR and other major bank subsidiaries of other financial holding companies recorded 95.69% (Shinhan Bank), 103.62% (Hana Bank) and 108.98% (Woori Bank) in local currency LCRs. The local currency LCR of Kookmin Bank was slightly higher than that of the aforementioned similar banks.

In the first half of 2016, Kookmin Bank recorded 126.22% in foreign currency LCR prior to application of weighted liquidity value and other major bank subsidiaries of other financial holding companies recorded 126.41% (Shinhan Bank), 114.88% (Hana Bank) and 127.83% (Woori Bank) in foreign currency LCRs prior to application of weighted liquidity value. The foreign currency LCR prior to application of weighted liquidity value of Kookmin Bank was similar to that of other commercial banks and slightly higher than that of KEB Hana Bank.

In the first half of 2016, Kookmin Bank recorded 114.60% in foreign currency LCR after application of weighted liquidity value and other major bank subsidiaries of other financial holding companies recorded 117.50% (Shinhan Bank), 103.32% (Hana Bank) and 118.08% (Woori Bank) in foreign currency LCRs after application of weighted liquidity value. The foreign currency LCR after application of weighted liquidity value of Kookmin Bank was slightly lower than that of other commercial banks and slightly higher than that of KEB Hana Bank.

Kookmin Bank’s LCRs are generally similar to or slightly higher than that of the banks in the tables above. Furthermore, Kookmin Bank’s repayment obligations in terms of short-term borrowings are relatively low, and it also has a certain amount of surplus liquidity. However, the slowdown in the global economy, the expansion of the global fiscal and financial crises, prolonged decreases in profitability of the financial industry, uncertainties in the global financial markets and increased fluctuations in exchange rates may adversely impact domestic financial institutions and the domestic economy, which in turn may adversely affect Kookmin Bank’s liquidity.

D – 3.	Risk Relating to Increases in the Cost of Funding of the Bank Subsidiary (Kookmin Bank)

Cost of funding refers to the interest rates required to be paid on sources of funds and serves as the cost basis when determining interest rates on loans. The cost of funding of Kookmin Bank has been on a continuous downward trend due to prolonged low interest rate environment. The average funding cost of Kookmin Bank has decreased from 1.89% in 2014, to 1.44% in 2015 and to 1.21% in 2016. Investors should be aware that a future increase in interest rates by the U.S. Federal Reserve Board and consequent increases in domestic bond rates may increase the funding costs of the Company’s banking subsidiary, which may adversely affect its stability of funding.

Cost of funding refers to the interest rates required to be paid on sources of funds and serves as the cost basis when determining interest rates on loans. Funding can take place through various products, including bonds, CDs and deposits in local currency (demand deposits and time deposits). In the first half of 2016, 71.78% of Kookmin Bank’s funding was through deposits (similar to other commercial banks in the market), and certificates of deposits, which are excluded when calculating loan-to-deposit ratios, accounted for a relatively low portion.

The average funding cost of Kookmin Bank has decreased from 1.89% in 2014 to 1.44% in 2015 and to 1.21% in 2016.

[Funding Results of Kookmin Bank]

									(Unit: KRW millions, %)
			2016			2015			2014
			Average Balance		Interest	Average Balance		Interest Rate	Average Balance		Interest
			Amount	Proportion	Rate	Amount	Proportion		Amount	Proportion	Rate
	Local currency funds	Deposits	202,929,268	71.78	1.34	194,286,966	71.63	1.63	187,589,567	72.49	2.11
		CD	3,822,834	1.35	1.73	3,671,186	1.35	1.91	1,692,347	0.65	2.71
		Borrowings	5,492,467	1.94	1.39	5,328,298	1.96	1.66	4,962,560	1.92	2.34
		Call money	979,510	0.35	1.43	1,964,326	0.72	1.64	3,050,060	1.18	2.35
		Others	16,136,437	5.71	2.50	16,183,382	5.97	2.73	14,965,573	5.78	3.91

		Subtotal	229,360,516	81.13	1.43	221,434,158	81.63	1.72	212,260,107	82.02	2.25

	Foreign currency funds	Deposits	7,335,025	2.59	0.39	5,473,426	2.02	0.34	4,672,523	1.81	0.41
		Borrowings	6,125,055	2.17	0.61	6,491,334	2.39	0.40	6,344,198	2.45	0.44
		Call money	1,182,130	0.42	0.46	931,725	0.34	0.23	862,654	0.33	0.24
		Debentures	3,865,675	1.37	1.74	3,183,090	1.17	1.48	2,737,609	1.06	2.90
		Others	175,527	0.06	0.05	163,405	0.07	0.03	212,186	0.08	—

Funding		Subtotal	18,683,412	6.61	0.75	16,242,980	5.99	0.57	14,829,170	5.73	0.87

	Subtotal		248,043,928	87.74	1.38	237,677,138	87.62	1.64	227,089,277	87.75	2.16

	Other	Total capital	23,103,923	8.17	—	22,390,612	8.26	—	21,155,920	8.17	—
		Provisions	567,400	0.20	—	632,864	0.23	—	602,051	0.23	—

		Subtotal	10,993,345	3.89	—	10,526,233	3.89	—	9,967,055	3.85	—

	Subtotal		34,664,668	12.26	—	33,549,709	12.38	—	31,725,026	12.25	—

	Total		282,708,596	100.00	1.21	271,226,847	100.00	1.44	258,814,303	100.00	1.89

1.	Based on K-IFRS financial statements.
2.	Deposits received = deposits received in local currency – checks for deposit – deposit reserves – call loans

* Checks for deposit = total checks – checks for loan repayment – call money

The funding cost of Kookmin Bank has been on a continuous downward trend primarily due to an increase in the inflow of funds into the banking sector since the financial crisis in 2009 and strengthened fund management, in the context of a low interest rate environment.

During the course of future interest rate hikes, if the increase in funding costs for deposits is higher compared to the increase in interest rates on loans, due to factors such as strengthened regulations, this may negatively impact the stability of funding and profitability of the banking subsidiary (Kookmin Bank) of the Company in the medium to long term, which may adversely affect the consolidated financial condition and results of operations of the Company. Accordingly, investors should consider the impact of fluctuations in the economy and in investment tendencies, and the resulting risks relating to the funding of the Company.

D – 4.	Risk Relating to Maintenance of the Capital Adequacy Ratio under Basel III As Required by the Bank of International Settlements (BIS)

Under the capital adequacy requirements of the FSC, the Company is required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, Tier I capital adequacy ratio of 6.0% and combined Tier I and Tier II capital adequacy ratio of 8.0%. As of June 30, 2016, Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.92%, 13.92% and 15.93%, respectively, all of which satisfied the standards under Basel III. However, the Company’s capital base and capital adequacy ratios may deteriorate in the future if its business deteriorates for any reason and the Company and its banking subsidiary (Kookmin Bank) may not be able to satisfy the requirements of Basel III. Investors should be aware that, in such an event, the regulatory authorities may impose measures on the Company, including asset sales, restrictions on dividend payments and capital increase requirements, that may adversely affect the financial condition and results of operations of the Company.

The current capital adequacy requirements of the FSC are derived from a strengthened set of bank capital requirements that were adopted after the global financial crisis, referred to as Basel III, pursuant to which Korean banks and bank holding companies are required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 4.5%, Tier I capital to risk-weighted assets of 6.0% and Tier I and Tier II capital to risk-weighted assets of 8.0%. The regulations also require an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase by 0.625% each year to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% starting in 2016, which will be determined on a quarterly basis by the FSC. Furthermore, domestic systemically important banks are subject to an additional capital requirement of 0.25% from 2016 with such requirement to increase by 0.25% each year to 1.0% by 2019.

Tier I capital (core capital) consists of (i) common equity Tier I capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) additional Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, capital and capital surplus from the issuance of Tier II capital, allowances for loan losses on loans classified as “normal” or “precautionary,” subordinated debt and other capital securities which meet the standards prescribed by the FSS.

A management improvement recommendation may be issued if a common equity Tier I capital adequacy ratio of 4.5%, a Tier I capital adequacy ratio of 6.0% and a Tier I and Tier II capital adequacy ratio of 8.0% are not maintained. A management improvement order, the strictest correctional measure which may result in the suspension of business, may be issued if a common equity Tier I capital adequacy ratio of 1.2%, a Tier I capital adequacy ratio of 1.5% and a Tier I and Tier II capital adequacy ratio of 2.0% is not maintained.

The following is a summary of the BIS ratios of bank holding companies:

				(Unit: KRW billions, %)
	Grade	BIS Capital	Risk-weighted Assets	BIS Capital Adequacy Ratio
JB	AA+	3,497	28,379	12.33
Shinhan	AAA	28,769	206,960	13.90
KEB Hana	AAA	24,393	169,324	14.41
NH	AAA	17,970	136,444	13.17
KB	AAA	29,556	195,589	15.11
BNK	AAA	8,179	66,713	12.26
SC	AAA	4,681	29,315	15.97
DGB	AAA	4,205	32,257	13.04
Average				13.77

1.	Source: 1H 2016 business reports of each company
2.	Based on 1H 2016 information from consolidated financial statements.

The average BIS capital adequacy ratio of all domestic bank holding companies decreased by 0.14 percentage points from 13.91% at the end of 2015 to 13.77% as of June 30, 2016. As of June 30, 2016, the Company’s BIS capital adequacy ratio was 15.11%, Tier I capital adequacy ratio was 13.51% and common equity Tier I capital adequacy ratio was 13.38%, all of which satisfied the standards under Basel III. As of June 30, 2016, Kookmin Bank’s BIS capital adequacy ratio was 15.93%, Tier I capital adequacy ratio was 13.92% and common equity Tier I capital adequacy ratio was 13.92%, all of which satisfied the standards under Basel III. In addition, as of June 30, 2016, the Company’s BIS capital adequacy ratio of 15.11% was 1.33 percentage points higher than the 13.77% average for other domestic bank holding companies.

The capital adequacy ratios of the Company and its banking subsidiary, Kookmin Bank, were as follows:

					(Unit: %)
		1H 2016	2015	2014	2013
KB Financial Group	BIS capital adequacy ratio	15.11	15.48	15.53	15.38
	Tier I capital adequacy ratio	13.51	13.59	13.29	12.78
	Common equity Tier I capital adequacy ratio	13.38	13.47	13.19	12.78
Kookmin Bank	BIS capital adequacy ratio	15.93	16.01	15.97	15.42
	Tier I capital adequacy ratio	13.92	13.74	13.38	12.61
	Common equity Tier I capital adequacy ratio	13.92	13.74	13.38	12.61

1.	BIS capital adequacy ratio is based on Basel III.
2.	Source: FSS Financial Statistics Information System (http://fisis.fss.or.kr) and 1H 2016 reports of each company

The Company and its banking subsidiary, Kookmin Bank, have maintained stable capital adequacy ratios. However, investors should be aware that the capital adequacy ratio of the Company and Kookmin Bank may fail to satisfy the required standards in the future due to a deterioration in their financial condition and results of operations resulting from slowdowns in the domestic and global economy, as well as an increase in risky assets, increase in losses, increase in costs of managing problematic loans, decrease in the value of securities, increase in exchange rates, changes to the capital adequacy ratios or their calculation method, changes in the standards of the Basel Committee and other negative factors that adversely impact asset soundness or capital adequacy.

The aforementioned events may result in significant decreases in BIS capital adequacy ratios, compelling the regulatory authorities to issue a management improvement recommendation or a management improvement order, the strictest correctional measure which may result in the suspension of business. Accordingly, investors should be aware that, in such an event, the regulatory authorities may also require the Company to sell assets, restrict dividend payments and increase capital, or impose other measures that may adversely affect the financial condition and results of operations of the Company.

E.	Risks Relating to Capital Increases of the Property and Casualty Insurance Subsidiary (KB Insurance)

On June 24, 2015, the Company added KB Insurance as a subsidiary and its shareholding in KB Insurance is 33.29%. As of June 30, 2016, the risk-based capital (“RBC”) ratio of KB Insurance was 188.8%, which satisfied the regulatory minimum ratio (100%) and the FSS recommended ratio (150%), and was also an improvement from the RBC ratio as of December 30, 2015. With the pending implementation of phase 2 of IFRS 4, capital increase will be a critical issue for the insurance industry and the market has been anticipating a possible large-scale capital increase by KB Insurance. The Company currently does not have a specific plan or timeline for a paid-in capital increase for KB Insurance. The Company needs to take into consideration the government’s future policies regarding the RBC ratio, including the application of phase 2 of IFRS 4, before finalizing any such plan. A future capital increase for KB Insurance may have an impact on the consolidated financial condition and funding needs of the Company, which is the principal shareholder of KB Insurance.

On June 27, 2014, the Company entered into a share purchase agreement to acquire shares of LIG Insurance and on December 24, 2014, it obtained approval from the FSC to add LIG Insurance as a subsidiary. On March 26, 2015, the Company amended the terms of the share purchase agreement relating to the acquisition of shares of LIG Insurance. On June 18, 2015, the Company obtained approval from the Board of Governors of the Federal Reserve Board of the United States to become a U.S. financial holding company and added KB Insurance as a subsidiary on June 24, 2015. Currently, the Company’s shareholding in KB Insurance is 33.29%. Among the twelve property and casualty insurance companies in Korea, the top four companies have a combined market share of more than 70%, and the respective market shares of the top four companies, including the Company, are as follows:

						(Unit: %)
		KB Insurance	Samsung Fire & Marine Insurance	Hyundai Marine & Fire Insurance	Dongbu Insurance	Top 4 Companies Combined
1H 2016	General	16.6	22.1	19.5	18.0	76.2
	Automobile	12.4	29.8	18.8	18.0	79.0
	Long-term	13.3	24.7	17.2	16.5	71.7
	Total	13.4	25.7	17.7	16.9	73.7
1H 2015	General	17.3	23.9	18.9	17.6	77.7
	Automobile	12.2	27.7	17.3	17.1	74.3
	Long-term	13.2	25.5	17.4	16.3	72.4
	Total	13.3	25.8	17.5	16.6	73.2
2015	General	16.0	24.8	19.1	18.2	78.1
	Automobile	12.2	28.3	19.9	17.3	77.7
	Long-term	13.3	25.3	17.3	16.4	72.3
	Total	13.3	25.9	18.0	16.7	73.9
2014	General	15.3	25.5	16.6	15.3	72.7
	Automobile	12.7	28.0	16.5	17.0	74.2
	Long-term	12.9	24.9	16.5	15.5	69.8
	Total	13.0	25.6	16.5	15.8	70.9

The outlook for the insurance industry in 2016 anticipates a continuation of the low growth rate, low interest rate and low profits, while competition is to intensify due to liberalization of products and pricing following a shift to a more liberalized regulatory regime for the insurance market. The adoption of phase 2 of IFRS 4 is also expected to result in the strengthening of regulations relating to financial soundness. The main effects of the amended accounting standard are expected to be an increase in insurance liabilities, a decrease in available capital, sub-division of insurance liabilities and to changes to revenue and cost recognition. Prior to the implementation of phase 2 of IFRS 4, insurance liabilities are measured at cost, applying a discount rate for future cash flows based on interest rates at the time of acquisition. After the implementation of phase 2, however, insurance companies will be required to continually re-measure insurance liabilities at their fair value, applying a discount rate based on interest rates at the end of each reporting period. Insurance liabilities, as measured by insurance companies using high discount rates under the current method, are undervalued, and are expected to increase if re-measured using current low discount rates. The difference resulting from such re-measurement of insurance liabilities will be recognized as a loss for the period, which is expected to further increase the losses of insurance companies.

The RBC ratio, which is an indicative measure of capital soundness for insurance companies, is a quantitative measure of an insurance company’s capacity to make timely insurance payments upon demand by policy holders, and is the proportion of available capital to required capital. The FSS recommends a ratio of at least 150% to be maintained, and if the ratio falls under 100%, timely corrective measures, such as a demand for increase in capital, are imposed. As of June 30, l2016, the RBC ratio of KB Insurance was 188.8%, which is considerably lower than the average for the industry (251.4%). With the pending implementation of phase 2 of IFRS 4, capital increase will be a critical issue for the insurance industry, and the market has been anticipating a possible large-scale capital increase by KB Insurance, as such an increase will not only increase the Company’s share ownership percentage in KB Insurance, but also improve its RBC ratio, which is low compared to other insurance companies in the industry.

[RBC Ratio of KB Insurance]

(Unit: KRW millions, %)
	1H 2016	2015	2014
Solvency amount (A)	2,823,292	2,379,044	1,991,208
Solvency reference amount (B)	1,495,029	1,397,977	1,171,543
RBC ratio (A/B)	188.8	170.2	170.0

1.	Source: KB Financial Group 1H 2016 business report.
2.	RBC ratio = solvency amount / solvency reference amount x 100

However, KB Insurance’s performance has been improving, including an improvement in its rate of loss which resulted in a net profit of KRW175.2 billion in the first half of 2016. Consequently, the RBC ratio increased by 18.6 percentage points from 170.2% in 2015 to 188.8% in the first half of 2016.

The Company currently does not have a specific plan or timeline for a paid-in capital increase for KB Insurance. The Company needs to take into consideration the government’s future policies regarding the RBC ratio, including the application of phase 2 of IFRS 4, before finalizing any such plan. A future capital increase for KB Insurance may have an impact on the consolidated financial condition and funding needs of the Company, which is the principal shareholder of KB Insurance.

F.	Risk Relating to the Card Subsidiary (KB Kookmin Card)

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen competitiveness of its non-banking businesses. As of the first half of 2016, KB Kookmin Card accounted for approximately 15% of the net profit of the Company, which represents the second largest portion following Kookmin Bank. However, the credit card industry faces risks relating to deteriorating profits, primarily due to intensifying competition in a limited market, a decrease in private consumption due to a stagnant economy and a decrease in commission income from small- and medium-sized credit card merchants. Investors should be aware that a deterioration of KB Kookmin Card’s financial condition and results of operations may adversely affect the consolidated financial condition and results of operations of the Company.

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen competitiveness of its non-banking businesses. As of the first half of 2016, KB Kookmin Card recorded profit for the period of KRW153.3 billion, which accounts for 13.3% of the Company’s total profit for the period (KRW1,149.7 billion) and represents the second largest portion following Kookmin Bank.

[Portion of KB Kookmin Card’s Profit for the Period within the Company]

		(Unit: KRW billions, %)
	KB Financial Group	KB Kookmin Card
Profit for the period	1,149.7	153.3
Proportion	100.0	13.3

1.	Source: KB Financial Group 1H 2016 business report.

KB Kookmin Card provides a variety of services, including issuance and management of credit/check/advance payment cards, payment settlement services related to the use of cards and recruitment/management of credit card merchants, while providing diverse financial services, including long-term card loans, short-term card loans (cash advance services) and revolving credit services. In addition, the company also engages in tele-marketing, insurance agency services and travel-related services within the scope prescribed by applicable laws, such as the Specialized Credit Finance Business Act.

Industry Characteristics

The credit card industry issues credit cards to members with certain qualifications and generates revenue when members purchase goods or services by using the credit cards at merchant stores, or when members use financial services, such as short-term card loans (cash advance services) and long-term card loans. The credit card industry is a typical domestic-economy-based industry and is significantly impacted by fluctuations in domestic spending and changes in overall macroeconomic conditions. It is also sensitive to developments in IT and government policies and regulations. Furthermore, since the credit card industry is a license-based industry, entrance into which is regulated by strict conditions and qualifications, an intense level of competition is maintained in a limited market.

Overview of the Market

①	Economically Active Population by Year and Number of Cards

Year	Economically Active Population (ten thousand)	Number of Credit Cards (ten thousand)	Number of Check Cards (ten thousand)	Credit Cards per Economically Active Person
2007	2,422	8,957	4,041	3.7
2008	2,435	9,625	5,557	4.0
2009	2,439	10,699	6,654	4.4
2010	2,475	11,659	7,674	4.7
2011	2,510	12,214	8,975	4.9
2012	2,550	11,623	9,914	4.6
2013	2,587	10,203	9,752	3.9
2014	2,654	9,232	10,077	3.5
2015	2,691	9,314	10,527	3.5

1.	Source: The Credit Finance Association, The Credit Finance Vol. 45.

The size of the economically active population has been increasing gradually every year, and in terms of the number of cards issued, check cards are increasing at a rate faster than credit cards due to additional tax deduction benefits of check cards.

②	Card Usage by Year

				(Unit: KRW trillions)
	2016 1Q	2015	2014	2013	2012
Single payment	111.7	436.7	408.3	400.7	382.7
Installments	25.5	99.3	92.2	87.9	95.3
Short-term card loans (cash advance services)	14.7	59.5	63.3	68.3	75.0
Long-term card loans	9.1	35.1	30.3	28.4	24.7

Total	161.0	630.6	594.1	585.3	577.7

1.	Source: Financial Statistics Information System, Monthly Financial Statistics Bulletin

According to the table above, installment purchases and long-term card loans are showing a gradual increase primarily due to continued decreases in interest rates.

③	Card Usage by Credit Card Company

				(Unit: KRW hundred millions)
	KB Kookmin	Shinhan	Samsung	Hyundai	Lotte
2016 1Q	235,122	367,438	207,653	187,110	107,227
2015	945,236	1,358,270	820,775	700,954	425,033
2014	875,703	1,289,369	763,312	666,520	390,111

1.	Source: FSS Financial Statistics Information System
2.	Based on credit card and debit card usage (excludes long-term card loans and purchase only cards).

The business performance of KB Kookmin Card has been gradually improving since 2014 primarily due to increases in operating income from credit sales and long-term card loans. KB Kookmin Card’s operating performance by category is as follows:

					(Unit: KRW millions)
	1H 2016 (Jan. 1 – Jun. 30, 2016)		2015 (Jan. 1 – Dec. 31, 2015)		2014 (Jan. 1 – Dec. 31, 2014)
	Amount	Proportion	Amount	Proportion	Amount	Proportion
Credit sales income	770,875	52.26	1,540,260	51.43	1,469,037	51.28
Short-term card loans (cash advance services) income	79,848	5.41	171,080	5.71	187,962	6.56
Long-term card loans income	248,271	16.83	452,305	15.10	408,414	14.26
Revolving credit income	122,527	8.31	267,115	8.92	304,523	10.63
Annual fees	49,774	3.37	86,435	2.89	63,455	2.21
Affiliation fees	9,835	0.67	22,959	0.77	26,110	0.91
Other card income	78,144	5.30	174,596	5.83	105,354	3.68
Other income	115,776	7.85	280,058	9.35	300,102	10.47

Total	1,475,050	100.00	2,994,808	100.00	2,864,957	100.00

1.	Source: KB Financial Group 1H 2016 business report
2.	Based on K-IFRS consolidated financial statements.

While the domestic credit card industry experienced rapid growth due to tax benefits provided by the government, expansion in the scope of usage of credit cards and the launch of new products that provide various supplemental services, the industry underwent a severe restructuring after the so-called “credit card crisis” of 2003, and is currently in a mature phase. However, the credit card industry faces risks relating to deteriorating profits primarily due to intensifying competition in a limited market, a decrease in private consumption due to a stagnant economy and a decrease in commission income from small- and medium- sized credit card merchants. Investors should be aware that a deterioration of KB Kookmin Card’s financial condition and results of operations may adversely affect the consolidated financial condition and results of operations of the Company.

G.	Risk Relating to the Securities Subsidiary (KB Investment & Securities)

KB Investment & Securities, a subsidiary of KB Financial Group, engages in financial investment operations. Recently, the financial investment industry recorded poor performances for both large and small- and mid-sized companies primarily due to the an overall decrease in commissions from brokerage, asset management and investment banking services following decreased investor confidence and prolonged uncertainties in the domestic and global economy. Following the addition of Hyundai Securities as a wholly-owned subsidiary of KB Financial Group pursuant to the Stock Swap, KB Financial Group plans to merge Hyundai Securities with KB Investment & Securities, its existing wholly-owned subsidiary, to create an integrated securities firm. The timing of such merger is expected to be around the end of December 2016. Investors should be aware that 1) decreases in commissions due to decreased investor confidence and heightened competition among securities companies and 2) business uncertainties following the planned merger between KB Investment & Securities and Hyundai Securities may impact the financial condition and results of operations of the Company.

The financial investment industry engages in business activities such as trading of marketable securities, brokerage and intermediation of trades, underwriting and subscriptions, and supplies funding to the market through securitization of capital, while providing investment channels to ordinary citizens. KB Investment & Securities is a leading securities company in the area of investment banking, and has been ranked at the top of the industry from 2011 to the first half of 2016 in underwriting of corporate bonds and asset-backed securities (Bloomberg League Table). In addition to investment banking, KB Investment & Securities is also highly competitive in the areas of corporate stocks and bonds brokerage and generates stable income from all wholesale sectors.

However, from 2008 to early 2009, the overall risks relating to domestic economic conditions increased significantly primarily due to increased credit risks, soaring exchange rates and a sharp contraction in the economy in the wake of the global financial crisis initiated by the financial crisis in the United States. The financial investment industry is sensitive not only to domestic economic conditions but also to political, social, cultural conditions and domestic and international economic trends. Accordingly, the overall deterioration of conditions in the capital markets since 2008 led to a general decline in the results of operations and profitability of the financial investment industry.

Due to the prolonged deterioration in market conditions (weak trading values and circulation rates and decreases in sales of financial products), as well as decreases in trading values of securities and investor confidence, the profitability of securities companies has been in decline. Further increases in stock market uncertainty due to the inherent uncertainties in the global economy and financial markets, as well as significant downturns in the securities markets, may lead to investor flight and decreases in brokerage commissions, which may adversely impact the results of operations and profitability of securities companies.

However, given the current state of the securities industry and favorable government policies, the chances of realization of the aforementioned risks seem relatively low. Favorable government policies, such as the promotion of increased dividend payments and growth of retirement pension funds, are generating fund inflows into the capital markets, and the preferences of domestic investors regarding financial investment products are changing as evidenced by a decrease in preference for safe assets due to prolonged low interest rate environment.

The results of operations of KB Investment & Securities are as follows:

			(Unit: KRW millions)
	1H 2016	1H 2015	2015	2014
	(Jan. 1 – Jun. 30, 2016)	(Jan. 1 – Jun. 30, 2015)	(Jan. 1 – Dec. 31, 2015)	(Jan. 1 – Dec. 31, 2014)
Operating income	535,116	396,045	921,883	578,345
Fee and commission income	59,882	52,612	105,899	82,531
Interest income	70,736	50,866	116,207	97,031
Dividend income	5,107	4,642	5,528	4,886
Gain on disposal and valuation of financial assets	393,205	280,474	674,620	387,819
Gain on disposal and valuation of loans	—	—	—	—
Gain on foreign exchange transactions	3,663	7,451	19,630	6,077
Other operating income	2,523	—	—	—
Operating expense	491,847	350,985	858,734	538,720
Fee and commission expense	3,946	3,844	7,904	6,263
Interest expense	18,003	11,882	25,370	27,268
Loss on disposal and valuation of financial assets	393,101	271,548	692,423	395,307
Loss on disposal and valuation of loans	54	761	4,200	4,410
Loss on foreign exchange transactions	4,532	1,840	7,129	2,914
Selling & administrative expense	71,863	60,408	119,496	102,526
Other operating expense	348	702	2,213	33
Operating profit	43,269	45,060	63,149	39,625

1.	Based on K-IFRS consolidated financial statements.

From April 16, 2016 to April 15, 2018, KB Investment & Securities was designated as a SME-specialized financial investment company but such designation will be terminated in the event of a merger with Hyundai Securities. Investors should be aware that such termination will exclude KB Investment & Securities from various incentives and benefits, including preferential treatment in the operator selection process for M&A funds, preferential treatment in the underwriter selection process for primary-collateralized bond obligations, increase in the limit on securities collateral loans (100% to 120%) and increase in limit on unsecured loans (100% to 150%). However, certain current strategies aimed at increasing opportunities to provide funding to SMEs, including support for start-up investments, mentoring for SMEs affiliated with the Company and promotion of investments in small- and medium-sized venture companies, are expected to continue even after such termination.

Following the addition of Hyundai Securities as a wholly-owned subsidiary of KB Financial Group pursuant to the Stock Swap, KB Financial Group plans to merge Hyundai Securities with KB Investment & Securities, its existing wholly-owned subsidiary, to create an integrated securities firm. The timing of such merger is expected to be around the end of December 2016. The Company entered into a share purchase agreement on May 31, 2016 to acquire 53,380,410 shares (representing 22.56% of the total issued shares) of Hyundai Securities for KRW1,250 billion and established a merger committee on June 1, 2016 to pursue the with the merger and integration of Hyundai Securities and KB Investment & Securities. Following the Stock Swap, Hyundai Securities plans to become a comprehensive securities firm, through organizational restructuring by proceeding with a merger with KB Investment & Securities to realize group-level synergies.

Investors should be aware that 1) decreases in commissions due to decreased investor confidence and heightened competition among securities companies and 2) business uncertainties following the planned merger between KB Investment & Securities and Hyundai Securities may impact the financial condition and results of operations of the Company.

H.	Risk Relating to the Life Insurance Subsidiary (KB Life Insurance)

KB Life Insurance was established on April 29, 2004 for the purpose of engaging in financial insurance operations, and the Company’s shareholding in KB Life Insurance is 100%. The life insurance industry derives revenue through insurance income from insurance operations and investment income from asset management operations. Investors should be aware that the continuation of the current trend of prolonged low interest rates may adversely impact the investment income of the Company. In addition, with the pending implementation of phase 2 of IFRS 4, capital increase will be a critical issue for the insurance industry, and there may be a possible capital increase by KB Life Insurance. A future capital increase for KB Life Insurance may have an impact on the consolidated financial condition and funding needs of the Company, which owns of 100% of KB Life Insurance.

KB Life Insurance was established on April 29, 2004 for the purpose of engaging in financial insurance operations, and acquired the insurance contracts and related assets and liabilities of Hanil Life Insurance as of May 31, 2004. KB Life Insurance currently focuses on life insurance operations in accordance with the Insurance Business Act and is a wholly-owned subsidiary of the Company.

The life insurance industry derives revenue through insurance income from insurance operations and investment income from asset management operations. Investors should be aware that the continuation of the current trend of prolonged low interest rates may adversely impact the investment income of the Company. Details regarding KB Life Insurance’s results of operations are as follows:

				(Unit: KRW millions)
	1H 2016	1H 2015	2015	2014
	(Jan. 1 – Jun. 30, 2016)	(Jan. 1 – Jun. 30, 2015)	(Jan. 1 – Dec. 31, 2015)	(Jan. 1 – Dec. 31, 2014)
Insurance income	130,467	159,806	416,614	414,114
Provision(reversal) of policy reserves	257,871	281,158	658,747	666,870
Investment income	136,891	133,247	249,930	254,135
Operating income	9,487	11,895	7,797	1,379
Non-operating income	4,124	4,919	10,703	10,889
Profit for the period	10,266	13,073	10,563	6,537

								(Unit: KRW millions, %)
		1H 2016			2015			2014
		(June 30, 2016)			(December 31, 2015)			(December 31, 2014)
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
		Balance	Proportion		Balance	Proportion		Balance	Proportion
Operating assets	Cash/Deposits	275,499	3.49	3.56	231,632	3.94	4.11	222,411	3.55	4.29
	Securities	6,728,503	85.20	3.26	5,050,726	85.94	3.85	5,518,873	88.16	3.65
	Loans	893,479	11.31	4.01	594,640	10.12	5.36	518,801	8.29	4.98

	Total	7,897,481	100.00	—	5,876,998	100.00	—	6,260,085	100.00	—

As of June 30, 2016, KB Life Insurance’s investment in securities was KRW6,728.5 billion (representing 85.2% of assets managed by KB Life Insurance) and such securities consisted mostly of treasury and special bonds. The continuous decrease in market interest rates in 2015 had a favorable impact with respect to valuation gains on bonds held by KB Life Insurance. However, continued low interest rates may reduce KB Life Insurance’s bond investment returns, while an increase in interest rates may adversely affect the solvency and asset soundness of KB Life Insurance as a result of valuation losses on investments in bonds.

In addition, with the pending implementation of phase 2 of IFRS 4, capital increase will be a critical issue for the insurance industry and there may be a possible capital increase by the KB Life Insurance. The Company currently does not have a specific plan or timeline for a paid-in capital increase for KB Life Insurance.

[RBC Ratio Trends of KB Life Insurance]

	(Units: KRW millions, %)
	1H 2016	2015	2014
Solvency amount (A)	651,105	619,703	619,911
Solvency reference amount (B)	265,746	253,318	250,560
RBC ratio (A/B)	245.01	244.63	247.41

1.	Source: KB Financial Group 1H 2016 business report
2.	Based on FSS reporting standards

As of June 30, 2016, the RBC ratio of KB Life Insurance was 245.01%, which was similar to the industry average (251.4%). Accordingly, the Company does not believe that immediate funding is necessary. However, with the pending implementation of phase 2 of IFRS 4, in connection with which the government may impose stricter requirements with respect to RBC ratios, KB Life Insurance may need to consider a capital increase. Investors should be aware that a future capital increase for KB Life Insurance may have an impact on the consolidated financial condition and funding needs of the Company, which owns 100% KB Life Insurance.

I.	Risk Relating to the Asset Management Subsidiary (KB Asset Management)

On September 29, 2008, the Company added KB Asset Management as a wholly-owned subsidiary through a stock transfer from Kookmin Bank and ING Insurance International B.V., in order to increase its revenue base through diversification of operations and to create a platform for sustained growth. As of the end of the first half of 2016, KB Asset Management had total assets of KRW223.4 billion (representing 0.06% of the total assets of the Company). Although the overall effect of KB Asset Management on the Company is minimal, the Company’s financial condition and results of operations could be adversely affected if KB Asset Management incurs significant losses on its products, including due to a future global financial crisis.

On March 16, 1999, KB Asset Management obtained a license from the FSC to engage in financial management operations, and ING Insurance International B.V. acquired shares in the company on January 11, 2000. On June 10, 2002, the company changed its name to Kookmin Investment Trust Management and subsequently changed its name to KB Asset Management on April 29, 2004. KB Asset Management was added as a wholly-owned subsidiary following the change in its principal stockholder to KB Financial Group on September 29, 2008.

KB Asset Management is a comprehensive asset management firm that provides services relating to stocks, bonds, overseas investments, real estate, infrastructure and private equity funds. KB Asset Management focuses on generating sustainable and stable management fees, and has implemented the industry’s first evaluation system for fund managers centered on long-term profitability. In the first half of 2016, stock trust balances decreased by 0.57% from December 31, 2015 due to an unstable KOSPI, while bond trust balances and money market fund trust balances increased by19.10% and 15.44%, respectively, from December 31, 2015 due to an increase in investor preference for stable assets. As a result, total trust balances increased by 7.87% from December 31, 2015 and the Company maintained its number three position in the industry.

Recently, the asset management industry has experienced continuous decreases in stock funds, primarily due to the slowdown in the domestic and global economy, which has led to declines in operating profit. In response, the industry has been developing and introducing moderate risk / moderate return products for investors who prefer stable assets. Furthermore, various measures for revitalizing the public fund market are being discussed, and recently, there have been efforts to expand revenue generating opportunities, including through adoption of asset management globalization strategies, in connection with which MOUs have been executed with leading overseas asset management companies. As of June 30, 2016, the industry’s total trust balance was KRW466 trillion, a 9.58% increase from December 31, 2015, primarily due to increases in bond funds (20.12%) as a result of an increase in investor preference for stable assets, as well as increases in money market funds (14.33%), reflecting the relative lack of alternative investment opportunities. Stock funds decreased by 3.39% from December 31, 2015 (a KRW2.7 trillion decrease) due to the investor preference for stable assets in an unstable market. Real estate and special asset funds, however, have continuously increased, as they are being recognized as alternative investments products with reasonable risk levels that offer returns exceeding prevailing interest rates in the context of a weak stock market, low interest rate levels and limited income generation opportunities.

As of the end of the first half of 2016, KB Asset Management had total assets of KRW223.4 billion (and managed assets of KRW52.3 trillion), representing 0.06% of the total assets of the Company. Although the overall effect of KB Asset Management on the Company is minimal, the Company’s financial condition and results of operations could be adversely affected if there is a decrease in KB Asset Management’s income, including due to customer withdrawals following significant losses on its products as a result of a future global financial crisis.

J.	Risk Relating to the Capital Subsidiary (KB Capital)

KB Capital, a subsidiary of the Company, has a solid performance record and a stable funding capability. As a financial company specializing in credit, without a deposit base, the recent decreases in base rates and market interest rates in June 2016 may have a positive impact on the Company’s efforts to decrease funding costs. However, continuous monitoring of profitability is necessary to prevent a decrease in its rates of return. Recently announced measures, such as those relating to “Expansion of Banks and Credit Card Companies into Capital Financing” and “Leverage Regulations,” are expected to restrict future growth potential and profitability. Accordingly, the Company will need to review new revenue generation opportunities, manage profitability through improved credit evaluation functions and implement appropriate risk management measures.

In June 2016, after one year, base rates in Korea were lowered from 1.50% to 1.25%. The lowering of the base rates was a preemptive measure against the potential risk of deterioration of the domestic economy in the second half of the year, following the weakening of the global economic recovery and early expenditure of the fiscal budget. Interest rates are expected to continue to decrease primarily due to the slowdown in the domestic and global economies and further potential decreases in the base rate. As KB Capital’s funding structure does not include a deposit base, the recent decreases in base rates and market interest rates may have a positive impact on the Company’s efforts to decrease funding costs.

Recently, however, the credit finance industry has been undergoing change and diversification, which have lowered barriers for entry into this specialized sector. Accordingly, competition has intensified through increased participation of banks, credit card companies, insurance companies and savings banks in the automobile finance market. As a result, lending rates and rates of return have been declining in the capital finance industry, primarily reflecting intensified competition in the automobile finance market, as well as decreases in the base rate.

In addition, the financial authorities are implementing leverage regulations to restrict over-competition based on unreasonable business expansion focusing on size. Leverage regulations restrict total assets to less than ten times equity capital.

The Company may need additional capital, as its transaction volume has been increasing in the past few years. The Company will need to review new revenue generation opportunities, manage profitability through improved credit evaluation functions and implement appropriate risk management measures.

The results of operations of KB Capital for the past five years are as follows:

				(Units: KRW hundred millions)
	1H 2016	2015	2014	2013	2012
New business	33,415	46,101	31,361	31,118	27,859
Operating income	2,263	3,608	3,367	3,382	3,476
Profit for the period	504	631	326	541	537

1.	Operating income and profit for the period are based on K-IFRS.
2.	Accounting period: 1.1 – 12.31 (12 months), ending in December.
3.	2013 ~ 1H 2016: reflects new business from car rental services.

1)	Results of operations by sector

					(Units: KRW millions)
		1H 2016	2015	2014	2013	2012
Leasing		419,286	737,638	514,429	356,775	290,777
Installment finance		788,411	871,853	921,852	1,417,224	1,498,275
Car rental		63,719	78,985	49,469	12,627	—
New Technology Business Finance	Direct investment	—	—	—	—	—
	CB purchase	—	—	—	—	—
	Partnership investment	—	—	—	—	—
Loans/factoring		2,070,080	2,921,614	1,650,380	1,325,208	996,840

Total		3,341,496	4,610,091	3,136,130	3,111,834	2,785,892

1.	Accounting period: 1.1 – 12.31 (12 months), ending in December.
2.	2013 ~ 1H 2016: reflects new business from car rental services.

2)	Major products and services

Facilities rental business	Physical goods financing where particular goods designated by the user are purchased, after which these goods are leased over a specified term in return for lease payments.
Installment finance	In connection with contracts for goods and services, separate agreements are executed with both the buyer and seller, and the purchase price financed to the buyer is paid to the seller and subsequently collected from the buyer in installments.
New technology business finance	Financing and investments provided to new technology companies.
Factoring	Acquisition, management and collection of corporate receivables relating to the supply of goods and services.
Standard loans	Provision of working capital, housing and consumer loans to individuals and companies; real estate project financing.
Payment guarantees	Contract guaranteeing the repayment of a bank loan by the borrower in exchange for fees.

3)	Market share

(Units: KRW billions, %)
	Leasing Market Size	KB Capital	Market Share
2015	13,408	737.6	5.50%
2014	12,409	514.4	4.15%
2013	9,968	356.8	3.58%
2012	10,263	290.8	2.83%
2011	10,602	335.2	3.16%
2010	9,977	370.6	3.71%
2009	7,450	312.0	4.19%
2008	10,017	273.5	2.73%
2007	9,669	230.3	2.38%
2006	7,091	218.4	3.08%
2005	5,569	144.2	2.59%

1.	Source: Credit Finance Statistics published by the Credit Finance Association

4)	Installment financing provided for domestic new/used automobiles

(Units: KRW hundred millions, %)
	Market Size	KB Capital	Market Share
2016	95,620	14,525	15.19%
2015	177,717	19,349	10.89%
2014	125,733	16,752	13.32%
2013	146,344	16,989	11.61%
2012	115,689	15,128	10.70%
2011	143,395	12,581	8.80%
2010	138,612	10,608	7.70%

1.	Market size: Company data

The revenues of KB Capital have been increasing steadily for the past few years and, with the exception of 2014, its net profits have also increased. KB Capital generates revenues mainly from loans/factoring and installment financing and its market share in the leasing and automobile installment finance markets has been increasing gradually.

Finance companies specializing in credit, including KB Capital, are as follows:

(As of June 30, 2016)
Category	Company name
Installment Finance Companies (21)	SPC Capital, Eco Capital, JB Woori Capital, JM Capital, Dongbu Capital, Lotte Capital, Mercedes Benz Financial Services Korea, Meritz Capital, Scania Finance Korea, Aju Capital, RCI Financial Services Korea, SY Auto Capital, NH Capital, JT Capital, Doosan Capital, Cosmo Capital, Hana Capital, Heidelberg Print Finance Korea, KAIC Capital, Hyundai Capital, Inter Red Capital
Lease Finance Companies (26)	BNK Capital, DGB Capital, HP Financial, KB Capital, DLL, Deutsch Financial, Lotte Auto Lease, Moorim Capital, BMW Financial Services Korea, KDB Capital, Star Financial Services Korea, Shinhan Capial, CNH Lease, CXC Investment & Credit Capital, AJ Investment Partners, Orix Capital, OK Apro Capital, OK Capital, JD Finance, KT Capital, Toyota Financial Services Korea, Volkswagen Financial Services Korea, Hankook Capital, Korea Investment Capital, Hyundai Commercial, Hyosung Capital
Credit Card Companies (8)	KB Kookmin Card, Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card
New Technology Business Finance Companies (24)	Nvestor, WidWin Investment, KClavis Investment, KT Investment, IBK Capital, NHN Investment, Nau IB Capital, Nongshim Capital, Mega Investment, Mirae Asset Capital, Samsung Venture Investment, Synergy IB Investment, Aju IB Investment, Ace Investment & Finance, MK Investment, Woori Technology Investment, Genitas, Ubiquitous Investment, EN Investment, Korea Omega Investment Finance, Q Capital Partners, POSCO Venture Capital, HBIC, Hyundai Finance

1.	Source: Financial Statistics Information System of the FSS

The recent incidents involving BNK Capital and Volkswagen have resulted in increased uncertainty in the capital finance industry. Capital company bond issuances decreased significantly after September 2015 and financing conditions have worsened due to increases in spreads. Furthermore, the positive measures outlined in the government’s announcement regarding “Relaxation of Government Regulations Regarding Capital Companies” are expected to be offset by announced measures regarding “Discontinuation of Complex Automobile Loan Financial Products” and “Expansion of Banks and Credit Card Companies into Capital Financing,” which, in turn, are expected to restrict profitability in the future. Such developments will necessitate review of new revenue generation opportunities, management of profitability through improved credit evaluation functions and implementation of appropriate risk management measures.

K.	Risk Relating to the Savings Bank Subsidiary (KB Savings Bank)

Recently, the financial authorities issued a warning to savings banks regarding the calculation method for high interest loans, and the FSS announced that, in order to analyze high interest credit loans by savings banks, it will conduct on-site investigations targeting 15 institutions with high credit loan ratios. Such investigations by the FSS may lead to requests to decrease overall interest rates, which may adversely affect the Company’s results of operations and financial condition.

In order to strengthen the Company’s non-banking businesses and to contribute to stabilization of financial services for ordinary people, the Company established KB Savings Bank on January 13, 2012 in connection with the purchase of assets and assumption of liabilities of Jeil Savings Bank in accordance with Paragraph (2) of Article 14 of the Structural Improvement of the Financial Industry Act. Subsequently, upon approval by the FSC, KB Savings Bank was merged with Yehansoul Savings Bank on January 13, 2014, with KB Savings Bank as the surviving entity.

The business scale and results of operations of KB Savings Bank for the past four years are as follows:

[Business Scale]

(Unit: KRW millions)
	1H 2016 (June 30, 2016)	2015 (December 31, 2015)	2014 (December 31, 2014)	2013 (December 31, 2013)	2012 (December 31, 2012)
Cash and deposits	145,273	124,677	173,813	113,331	183,963
Securities	24,995	26,608	28,600	20,646	38,318
Loans	754,950	616,299	476,878	351,729	323,147
Loan amount	775,827	637,920	495,953	376,793	360,512
Provisions	(20,877)	(21,621)	(19,075)	(25,064)	(37,365)
Tangible assets	18,679	19,583	13,517	5,250	2,382
Intangible assets	69,096	69,349	79,868	93,069	98,865
Total assets	1,012,993	856,516	772,676	584,025	646,674

1.	Based on K-IFRS.
2.	Loans exclude deferred costs and provisions. Loans are assessed at fair value at the time of acquisition, and provisions are offset against loans until they are written off.
3.	Information for 2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).

[Results of Operations]

(Unit: KRW millions)
	1H 2016 (Jan. 1 – Jun. 30, 2016)	2015 (Jan. 1 – Dec. 31, 2015)	2014 (Jan. 1 – Dec. 31, 2014)	2013 (Jan. 1 – Dec. 31, 2013)	2012 (Jan. 1 – Dec. 31, 2012)
Operating income	30,253	67,629	56,712	47,865	62,237
Interest income	27,766	49,090	43,668	36,434	48,282
Gain on valuation and disposal of securities	826	2,266	2,636	6,145	7,671
Gain (loss) on valuation and disposal of loans	402	13,089	8,858	3,114	3,360
Commission income	610	1,145	436	1,003	434
Dividend income	354	268	244	—	—
Other operating income	295	1,771	870	1,169	2,491
Operating expense	24,535	43,977	44,992	42,202	65,340
Interest expense	8,239	15,189	16,981	16,331	40,172
Loss on valuation and disposal of securities	118	3	—	—	13
Fee expense	1,504	2,437	1,978	1,824	3,805
Other operating expense	3,731	3,372	2,976	7,555	4,299
Selling & administrative expense	10,943	22,976	23,057	16,492	17,051
Operating profit	5,718	23,652	11,720	5,663	(3,103)
Non-operating income	406	2,091	395	89	12
Non-operating expense	370	208	23,418	83	35,171
Profit before income tax expense	5,754	25,535	(11,303)	5,669	(38,262)
Income tax expense	1,623	4,890	3,775	5,970	(3,503)
Profit for the period	4,131	20,645	(15,078)	(301)	(34,759)

1.	Based on K-IFRS.
2.	Information for 2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).

Recently, the financial authorities issued a warning to savings banks regarding the calculation method for high interest loans, and the FSS announced that, in order to analyze high interest credit loans by savings banks, it will conduct on-site investigations targeting 15 institutions with high credit loan ratios. Savings banks have been criticized for providing high interest rate loans that are not differentiated based on creditworthiness, and in April 2015, the FSS amended the detailed enforcement regulations relating to the supervision of savings banks.

Such amendments place emphasis on reasonable application of loan interest rates and credit evaluations, and the FSS plans to prepare proposals to amend the calculation method for loan interest rates based on the results of its investigations, which are expected to be completed by October of this year. Such investigations by the FSS may lead to requests to decrease overall interest rates, which may adversely affect the Company’s results of operations and financial condition.

L.	Risks Relating to Risk Management and Stability Management

The Company, as a financial holding company, has an obligation to effectively manage the various risks (credit risk, liquidity risk, market risk, etc.) faced by it. Accordingly, while KB Financial Group established and operates a risk management committee within the board of directors in addition to a permanent risk management division, if the Company or its subsidiaries face a risk that cannot be eliminated or managed, its profitability and stability (which is one of the most important elements of a financial group) may be adversely affected. Investors should be aware of the foregoing.

The Company, as a financial holding company, must effectively manage all of the various risks that it can face. Accordingly, the Company maintains strict risk management-related internal regulations and organizational structures in order to effectively evaluate, manage and control various uncertainties and loss occurrences that may arise during the course of conducting managerial and operational activities.

To establish a credit risk management system, the Company formed a separate risk management group through which credit risk is managed; in particular, the loan evaluation group of the subsidiary Kookmin Bank operates independently from the sales group, and has overall responsibility for loan policy overview, loan systems, credit and loan evaluation, follow-up management and corporate restructuring, while the risk management group is responsible for the establishment of credit risk management policies, measuring and managing required economic capital for credit risk, establishing credit extension limits, credit supervision, verification of credit evaluation models, etc.

The group with initial responsibility for risk management within KB Financial Group is each division and branch, which is responsible for managing risk within its sector by complying with the risk management policies and procedures established at the company level. The group with secondary responsibility is the risk management division, which is responsible for the establishment of the risk management system, its management and related supervision, continuous supervisory review and changes thereto. The group with final responsibility is the board of directors and the risk management committee, which are responsible for approving and inspecting the risk management system. In addition, the Company regularly checks risk management procedures and the suitability of models, including through internal and external audits by independent third parties.

(1) Credit Risk

- With regard to credit contracts, credit risk refers to the possibility of the creditor incurring a loss if the debtor is unable to make timely payments in accordance with the contract requirements. For example, if a financial company lends funds to a company, and this company is unable to repay the principal and interest, then the financial company will incur a loss; this possibility that the principal and interest will not be paid is referred to as credit risk for a commercial loan.

* Maximum exposure to credit risk

For the first half of 2016 and 2015, with respect to financial products other than equity securities, and without taking into consideration the value of collateral, the Company’s maximum exposure to credit risk is as follows:

		(Unit: KRW millions)
	1H 2016	2015
Financial Assets
Deposits	12,888,357	13,844,754
Financial asset at FVTPL
Short-term trading financial asset[1]	11,635,578	9,393,203
Financial assets designated at FVTPL	1,205,400	943,432
Derivative products	2,320,606	2,278,112
Loans[2]	253,085,076	245,005,370
Investment financial asset
Available-for-sale financial asset	20,118,019	21,610,663
Held-to-maturity financial asset	12,989,397	14,149,528
Other financial assets[2]	10,181,336	7,907,940

Subtotal	324,423,769	315,133,002

Off-balance sheet
Confirmed guarantees	8,441,021	8,932,463
Financial guarantees	4,003,028	4,021,013
Commitments	96,271,410	97,602,903

Subtotal	108,715,459	110,556,379

Total	433,139,228	425,689,381

1.	Includes financial assets relating to gold of KRW70,607 million and KRW69,060 as of the end of the first half of 2016 and the end of 2015, respectively.
2.	Excludes allowance for credit losses.

* Credit risk of loans

In order to manage credit risk relating to loans, the Company allocates and manages allowances for loan losses. For loans that use amortized cost as their book value, if there is objective evidence to determine that losses have occurred as of the end of the reporting period, the Company recognizes impairment losses. Impairment losses are incurred losses under K-IFRS, so losses incurred due to a future loss incident are not recognized notwithstanding their possibility of occurrence. The Company measures incurred losses contained within financial assets classified as loans and recognizes them in its financial statements in the form of deductions from the amortized cost of the relevant asset, through allowances for loan losses.

Loans for 2015 and the first half of 2016 can be classified as follows:

							(Units: KRW millions, %)
	1H 2016
	Household Loans		Corporate Loans		Credit Card Receivables		Total
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Non-delinquent/ non-impaired loans	126,562,960	98.71	112,504,686	98.15	11,992,094	95.69	251,059,740	98.31
Delinquent/non-impaired loans	1,068,011	0.83	254,511	0.22	252,183	2.01	1,574,705	0.62
Impaired loans	580,766	0.46	1,864,533	1.63	287,664	2.30	2,732,963	1.07
Subtotal	128,211,737	100.00	114,623,730	100.00	12,531,941	100.00	255,367,408	100.00
Allowance for loan losses[1]	(399,990)	0.31	(1,471,103)	1.28	(411,239)	3.28	(2,282,332)	0.89
Carrying amount	127,811,747		113,152,627		12,120,702		253,085,076

1.	Includes allowance for loans not individually impaired but valued collectively.

							(Units: KRW millions, %)
	2015
	Household Loans		Corporate Loans		Credit Card Receivables		Total
Non-delinquent/non-impaired loans	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Delinquent/non-impaired loans	122,397,940	98.52	108,822,470	97.85	11,640,909	95.92	242,861,319	98.09
Impaired loans	1,225,908	0.99	288,053	0.26	216,829	1.79	1,730,790	0.70
Subtotal	612,065	0.49	2,105,063	1.89	278,187	2.29	2,995,315	1.21
Allowance for loan losses[1]	124,235,913	100.00	111,215,586	100.00	12,135,925	100.00	247,587,424	100.00
Carrying amount	(491,352)	0.40	(1,692,352)	1.52	(398,350)	3.28	(2,582,054)	1.04
Non-delinquent/non-impaired loans	123,744,561		109,523,234		11,737,575		245,005,370

1.	Includes allowance for loans not individually impaired but valued collectively.

1) Credit quality of loans that are neither delinquent nor impaired

				(Unit: KRW millions)
	1H 2016
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Grade 1	104,610,771	51,980,465	6,263,577	162,854,813
Grade 2	17,619,773	48,926,653	4,375,423	70,921,849
Grade 3	3,183,269	8,740,351	1,310,558	13,234,178
Grade 4	876,763	2,149,632	34,303	3,060,698
Grade 5	272,384	707,585	8,233	988,202

Total	126,562,960	112,504,686	11,992,094	251,059,740

				(Unit: KRW millions)
	2015
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Grade 1	102,454,299	49,891,311	6,009,760	158,355,370
Grade 2	16,018,879	46,344,267	4,288,164	66,651,310
Grade 3	2,794,511	10,076,423	1,303,101	14,174,035
Grade 4	860,517	1,916,606	32,293	2,809,416
Grade 5	269,734	593,863	7,591	871,188

Total	122,397,940	108,822,470	11,640,909	242,861,319

The credit quality of loans are classified as follows, based on internal credit ratings:

	Default Rate	Household	Corporation
Grade 1	0.0 ~ 1.0	1 ~ 5	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10	BB- ~ B
Grade 4	15.0 ~ 30.0	11	B- ~ CCC
Grade 5	30.0	12	CC

2) Delinquent but not impaired loans

					(Unit: KRW millions)
	1H 2016
	More than 1 day Less than 29 days	More than 30 days Less than 59 days	More than 60 days Less than 89 days	More than 90 days	Total
Household loans	883,188	130,594	51,905	2,324	1,068,011
Corporate loans	196,796	37,143	20,572	—	254,511
Credit card receivables	207,404	27,599	17,178	2	252,183

Total	1,287,388	195,336	89,655	2,326	1,574,705

					(Unit: KRW millions)
	2015
	More than 1 day Less than 29 days	More than 30 days Less than 59 days	More than 60 days Less than 89 days	More than 90 days	Total
Household loans	982,702	168,391	72,626	2,189	1,225,908
Corporate loans	218,258	56,531	13,264	—	288,053
Credit card receivables	170,600	32,121	14,099	9	216,829

Total	1,371,560	257,043	99,989	2,198	1,730,790

3) Impaired loans

				(Unit: KRW millions)
	2016
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Loans	580,766	1,864,533	287,664	2,732,963
Allowance for loan losses	(197,370)	(1,047,430)	(214,475)	(1,459,275)
Allowance for loan losses - individual valuation	(3)	(881,693)	—	(881,696)
Allowance for loan losses - collective valuation	(197,367)	(165,737)	(214,475)	(577,579)
Carrying amount	383,396	817,103	73,189	1,273,688

				(Unit: KRW millions)
	2015
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Loans	612,065	2,105,063	278,187	2,995,315
Allowance for loan losses	(238,013)	(1,210,574)	(207,321)	(1,655,908)
Allowance for loan losses - individual valuation	(2)	(1,025,771)	—	(1,025,773)
Allowance for loan losses - collective valuation	(238,011)	(184,803)	(207,321)	(630,135)
Carrying amount	374,052	894,489	70,866	1,339,407

(2)	Liquidity risk

•	Liquidity risk refers to the risk that occurs when the asset management period and the debt repayment period are not identical or when customers’ simultaneous request for the withdrawal of a large amount of funds cannot be fulfilled during a temporary credit quality decline or during a period of unstable financial markets. Liquidity risk is managed according to the Company’s risk management regulations, which apply to all risk management policies and procedures for the entire range of risks that can arise from the Company’s operations, and the liquidity risk management guidelines that are referred to in the risk management regulations.

For liquidity risk management purposes, KB Financial Group calculates and manages the cumulative liquidity gap and liquidity ratios for all transactions and liquidity-related off-book transactions that affect local and foreign currency funds funded and managed, and provides reports periodically to the risk management committee. The operating subsidiary Kookmin Bank provides reports periodically on its liquidity gap ratio, liquidity ratio, maturity mismatch ratio and liquidity risk situation analysis results to the Asset-Liability Management Committee (“ALCO”), and ALCO establishes a liquidity risk management strategy and then oversees the proper implementation of such strategy.

With the exception of cash flow hedge-purpose financial derivatives, the amounts and remaining maturity terms for financial assets and liabilities for the first half of 2016 and 2015 are as follows:

							(Unit: KRW millions)
	1H 2016
	Immediate	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Financial assets
Cash and deposits[1]	6,901,233	713,828	398,462	681,446	68,350	—	8,763,319
Short-term trading financial assets[2]	12,231,251	—	—	—	—	—	12,231,251
Financial assets designated at FVTPL[2]	1,451,753	—	—	—	—	—	1,451,753
Derivative products for trading[2]	2,191,643	—	—	—	—	—	2,191,643
Derivative products for hedging[3]	—	5,034	6,440	11,454	50,330	130,758	204,016
Loans	53,434	21,981,203	26,186,208	83,433,334	70,883,935	89,304,564	291,842,678
Available-for-sale financial assets[4]	6,238,255	1,041,494	1,761,010	3,356,651	12,812,858	2,728,887	27,939,155
Held-to-maturity financial assets	—	331,351	862,773	2,253,001	7,250,758	4,547,222	15,245,105
Other financial assets	173,245	7,927,359	22,431	1,206,476	11,936	6,963	9,348,410

Subtotal	29,240,814	32,000,269	29,237,324	90,942,362	91,078,167	96,718,394	369,217,330

Financial liabilities
Short-term trading financial liabilities[2]	586,944	—	—	—	—	—	586,944
Financial liabilities at FVTPL[2]	2,967,069	—	—	—	—	—	2,967,069
Derivative products for trading[2]	2,355,001	—	—	—	—	—	2,355,001
Derivative products for hedging[3]	—	556	172	(525)	(2,510)	(6,630)	(8,937)
Deposits[5]	106,625,040	11,017,868	22,146,259	81,049,532	10,607,731	3,803,560	235,249,990
Borrowings	1,049,480	3,638,023	2,090,189	3,966,464	4,303,515	498,456	15,546,127
Debentures	63,356	1,822,303	1,845,028	8,895,787	19,832,654	3,257,360	35,716,488
Other financial liabilities	471,675	12,531,972	79,037	143,732	345,757	857,613	14,429,786

Subtotal	114,118,565	29,010,722	26,160,685	94,054,990	35,087,147	8,410,359	306,842,468

Off-balance sheet
Commitments[6]	96,271,410	—	—	—	—	—	96,271,410
Financial guarantees[7]	4,003,028	—	—	—	—	—	4,003,028

Subtotal	100,274,438	—	—	—	—	—	100,274,438

							(Unit: KRW millions)
	2015
	Immediate	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Financial assets
Cash and deposits[1]	6,433,873	771,135	926,476	973,720	101,056	—	9,206,260
Short-term trading financial assets[2]	10,035,096	—	—	—	—	—	10,035,096
Financial assets designated at FVTPL[2]	1,138,968	—	—	—	—	—	1,138,968
Derivative products for trading[2]	2,165,969	—	—	—	—	—	2,165,959
Derivative products for hedging[3]	—	5,391	18,885	14,358	38,972	111,268	188,874
Loans	55,658	21,389,266	24,657,307	83,314,942	65,396,136	89,038,702	283,852,011
Available-for-sale financial assets[4]	3,106,189	879,570	1,733,861	5,468,592	12,984,938	1,923,776	26,096,926
Held-to-maturity financial assets	—	462,871	1,113,714	2,653,041	8,593,322	3,223,951	16,046,899
Other financial assets	185,712	5,894,880	26,462	1,225,891	10,546	10,055	7,353,546

Subtotal	23,121,455	29,403,113	28,476,705	93,650,544	87,124,970	94,307,752	356,084,539

Financial liabilities
Short-term trading financial liabilities[2]	586,923	—	—	—	—	—	586,923
Financial liabilities at FVTPL[2]	2,387,681	—	—	—	—	—	2,387,681
Derivative products for trading[2]	2,282,781	—	—	—	—	—	2,282,781
Derivative products for hedging[3]	—	1,981	945	(2,642)	(25,096)	(35,050)	(59,862)
Deposits[5]	100,409,376	14,756,423	25,041,672	73,797,488	10,965,895	3,158,782	228,129,636
Borrowings	1,249,936	4,017,170	1,911,518	4,827,746	3,912,469	537,209	16,456,048
Debentures	68,852	1,642,335	1,550,322	9,021,561	18,326,885	4,193,841	34,803,796
Other financial liabilities	4,173	8,329,950	25,790	99,180	376,104	743,265	9,578,462

Subtotal	106,989,722	28,747,859	28,530,247	87,743,333	33,556,257	8,598,047	294,165,465

Off-balance sheet
Commitments[6]	97,602,903	—	—	—	—	—	97,602,903
Financial guarantees[7]	4,021,013	—	—	—	—	—	4,021,013

Subtotal	101,623,916	—	—	—	—	—	101,623,916

1.	Excludes KRW7,041,551 million and KRW7,127,248 million in cash flows relating to deposits with limited use.
2.	Short-term financial assets for trading/liabilities, financial assets/liabilities designated at FVTPL and derivative products for trading are included in “immediate” as they are not managed by contract duration and are held for the purposes of repaying/selling prior to maturity. However, for bonds that have a face value of USD300 million, if the issuer does not exercise early repayment within five years of the issue date (May 8, 2015) or becomes insolvent within five years from the issue date, the Company has an obligation to purchase such bonds at their face value plus deferred interest. The Company also has an option to repurchase such bonds with cash or the issuer’s stock at the choice of the issuer. Such transactions have been excluded from the table above.
3.	Derivative products for hedging have been offset by cash inflows from contracts with remaining maturity and cash outflows.
4.	Equity securities are included in “immediate” as they are generally sellable anytime. However, equity securities with sale limits are categorized by its relative sale limit release date.
5.	Non-maturity products such as demand deposits that have to be paid upon the contracting party’s demand are included in “immediate.”
6.	Commitments are included in “immediate” as they can be claimed for payment anytime.
7.	Cash flows from financial guarantees are categorized based on the earliest possible date of the contract performance.

The Company’s cash flows relating to financial derivative product agreements for cash flow hedge for the first half of 2016 and 2015 are as follows:

				(Unit: KRW millions)
	1H 2016
	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow paid of net payment derivative products	(329)	(1,173)	(4,320)	(6,769)	—	(12,591)
Cash flow received of total payment derivative products	268	726	3,161	351,501	—	355,656
Cash flow paid of total payment derivative products	(522)	(1,117)	(4,916)	(333,334)	—	(339,889)

(Unit: KRW millions)

	2015
	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow paid of net payment derivative products	(389)	(1,246)	(4,519)	(7,350)	—	(13,504)
Cash flow received of total payment derivative products	252	722	3,849	358,239	—	363,062
Cash flow paid of total payment derivative products	(504)	(1,135)	(4,934)	(336,576)	—	(343,149)

(3) Market risk

•	Market risk is the risk of losses to the financial institution’s trading position as a result of fluctuations in market prices of interest, stocks, exchange rates, etc. Items subject to market risk management are short-term financial instruments, foreign currency open positions, financial derivative products and miscellaneous assets, liabilities and margin transactions that are inherently exposed to market risk, and the important market risk exposures as of the end of the current reporting period are interest rate risk, foreign exchange risk and stock risk.

KB Financial Group has established and monitors internal capital limits for market and interest rate risk of trading and non-trading positions. Furthermore, in order to effectively manage market risk, KB Financial Group has established a risk management system and implemented related procedures through adoption of trading policies and market risk management guidelines for trading positions and interest rate risk management guidelines for non-trading positions. Market risk and interest rate risk internal capital limits are established through the cooperation of the risk management council and the approval of the risk management committee and the management status is reported regularly to the risk management committee.

For the management of market risk, the subsidiary Kookmin Bank’s risk management council establishes and executes an overall market risk management policy, establishes each business group’s position limits, loss limits and VaR limits, and also approves new and atypical product offerings. Furthermore, the market risk management council, for which the chairperson is also the risk management group head (the executive officer in charge of risk management), determines the position limits, loss limits, VaR limits, sensitivity limits and projected loss limits for the individual departments within the business groups, in its capacity as the decision-making organization for managing market risk.

[KB Financial Group Organization Chart]

(14 departments / 1 office /1 bureau /1 research institute / 4 units)

Organization Chart (Revised July 5, 2016)

1.	Source: Investor relations material of KB Financial Group

Kookmin Bank’s ALCO determines the interest and fee management standards and matters relating to the establishment and implementation of the asset-liability management (“ALM”) operations policy, as well as revising and amending related guidelines. The risk management council and the risk management committee establish and oversee the implementation of ALM risk management policy and conduct revisions and amendments to the ALM risk management guidelines. Interest rate risk limits are set based on future asset/liability positions that reflect annual business plans and projected interest rate fluctuations, and the financial planning division and the risk management division regularly measure and monitor interest rate risk while reporting on a monthly basis to the financial strategy council and the risk management council and on a quarterly basis to the risk management committee the current interest rate risk status and limits, including interest rate EaR, duration gaps, interest rate VaR, etc. For appropriate interest rate and liquidity risk management, the risk management division sets limits on, and monitors and inspects, the financial planning division’s ALM management procedures and operations, and reports these activities to the board of directors.

In general, despite the detailed credit/liquidity/market risk management procedures above, KB Financial Group’s ability to manage risk may not be sufficient to remove exposure to all the risks that may be encountered. The Company, through its risk management system, increases transparency to risks, and it focuses its capabilities towards supporting management’s decisions through preemptive responses to rapid changes in the financial climate. However, investors should be aware of the fact that the Company cannot guarantee that these policies and procedures will always fully protect KB Financial Group from all of the risks that it will or could face.

M.	Risks Relating to Client Information Leaks

Information relating to customers collected in the ordinary course of business by KB Financial Group may be leaked or be misappropriated through inappropriate access. Accordingly, KB Financial Group is exposed to legal responsibility and the regulations of financial authorities. Such risks may not only cause financial loss to the Company on a consolidated basis but also adversely affect KB Financial Group’s credibility, which is an intangible risk to the Company. Investors should be aware of the foregoing.

KB Financial Group, as a financial company that stores customer data, must manage personal and other miscellaneous confidential data on customers in accordance with applicable law. Currently, there are risks that security issues may arise in connection with the online financial services offered over the internet, and this may lead to legal liability and adversely affect the operations and reputation of KB Financial Group.

Furthermore, the Company may be liable for economic and psychological damage incurred by individuals resulting from its inability to protect personal data of customers. If a security issue arises, there is a risk that the public’s perception of KB Financial Group’s operations, systems, and brand image will be negatively affected, which may lead to a loss of customers and market confidence and have a material impact on KB Financial Group’s business and operations, in addition to its financial condition.

While not in the Company’s industry, an auction server was hacked into in 2008, resulting in the exposure of information of 10,000,000 customers, and in 2011 a Nate server was hacked into, resulting in the exposure of 35,000,000 pieces of customer information. Furthermore, in 2015, an employee of a credit information company retained as a consultant for a credit card company extracted customer information to sell to third parties, and an employee of an IT-related trust company of a bank used a storage device to expose the personal data of creditors, and a bank branch employee printed loan-related information to send to loan advertising companies. More recently, Interpark servers were hacked into in May 2016, leaking the personal information of customers such as birthdates, addresses, etc., which caused a material adverse effect on such company’s reputation and operations.

While the Company complies with the technical, material and management standards as set forth by the data protection laws such as the Personal Data Protection Act, the Credit Information Use and Protection Act and the Electronic Financial Transactions Act and also monitors and manages all systems in order to improve the protection of electronic financial transactions, internal communications and customer data, a breach of personal data may occur despite such personal data protection efforts and may have material financial and non-financial adverse effects on the Company. Investors should be aware of such risks.

N.	Risk Relating to Contingent Liabilities and Litigation

The Company had filed 107 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW469,043 million, and faced 321 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate claims of KRW473,797 million, which were pending as of June 30, 2016. The Company is unable to predict the outcome of these and other legal claims and regulatory actions in which it is involved. Accordingly, the outcome of such legal claims and regulatory actions may materially and adversely impact the Company’s business, reputation, results of operations and financial condition.

The Company had filed 107 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW469,043 million and faced 321 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of KRW473,797 million, which were pending as of June 30, 2016. The Company is unable to predict the outcome of these and other legal claims and regulatory actions in which it is involved. Accordingly, the outcome of such legal claims and regulatory actions may materially and adversely impact the Company’s results of operations and financial condition.

The material cases of litigation of the Company (including its subsidiaries) are as follows:

[KB Financial Group]

(1)	Appeal to Tax Tribunal on the Imposition of Corporate Tax (National Tax Tribunal 2013 Seo 4953)

Classification		Details
Date of filing	-	October 29, 2013

Parties	- -	Plaintiff: KB Financial Group Defendant: Head of National Tax Services Jungbu District Office

Details	-	Since 2010, KB Financial Group has been filing consolidated tax returns for itself and its consolidated subsidiaries including Kookmin Bank. Additional corporate taxes were imposed on Kookmin Bank as a result of a tax review in 2013, and KB Financial Group filed an appeal with the National Tax Tribunal against the imposition of corporate taxes on Kookmin Bank for fiscal years 2010 – 2012.

Claimed amount	-	KRW84,433 million

Status	- - -	October 29, 2013: Filed January 2, 2014: Tax tribunal judge assigned June 29, 2016: Meeting held

Timeline and plan	-	Suit may be filed depending on the decision by the tax tribunal

Potential impact	- -	Although not a contingent liability, this case is described here as it has a potential financial impact The Company is the plaintiff so no potential loss even if unsuccessful

(2)	Appeal for Revocation of Rejection of a Petition for Correction of Corporate Tax (Seoul High Court 2016 Nu 47453)

Classification		Details
Date of filing	-	May 8, 2015

Parties	- -	Plaintiff: KB Financial Group, et al. Defendant: Head of National Tax Services Jungbu District Office, et al.

Details	-	KB Financial Group filed a petition with the Tax Tribunal for the correction of the corporate taxes that Kookmin Bank had paid in relation to the NPL Resolution Fund. Following its rejection by the tribunal, KB Financial Group filed a revocation claim but lost. KB Financial Group appealed.

Claimed amount	-	KRW5,396 million

Status	- -	April 8, 2016: First trial (Seoul Administrative Court 2015 Gu Hap 62415) – decided against the plaintiff April 28, 2016: Appeal filed

Timeline and plan	-	September 1, 2016: Date for pleadings

Potential impact	- -	Although not a contingent liability, this case is described here as it has a potential financial impact The Company is the plaintiff so no potential loss even if unsuccessful

(3)	Appeal for Revocation of Rejection of a Petition for Correction of Corporate Tax (Seoul Administrative Court 2016 Gu Hap 2823)

Classification		Details
Date of filing	-	April 5, 2016

Parties	- -	Plaintiff: KB Financial Group Defendant: Head of National Tax Services Jungbu District Office

Details	-	KB Financial Group filed a petition for the correction of the corporate taxes that KB Kookmin Card had paid, which petition was rejected. KB Financial Group then filed a revocation claim with the Tax Tribunal, but this claim was dismissed. KB Financial Group filed a claim with the Seoul Administrative Court.

Claimed amount	-	KRW650 million

Status	-	July 7, 2016: Date for pleadings

Timeline and plan	-	July 7, 2016: Next course of action subject to the defendant’s response to the court mediation

Potential impact	- -	Although not a contingent liability, this case is described here as it has a potential financial impact The Company is the plaintiff so no potential loss even if unsuccessful

[Kookmin Bank]

(1)	Claim in Restitution for Unjust Enrichment (Supreme Court 2013 Da 35764)

Classification		Details
Date of filing	-	March 11, 2009

Parties	- -	Plaintiff: oo Trading Co., Ltd., et al. Defendant: Kookmin Bank

Details	-	Kookmin Bank extended Yen-denominated loans to plaintiffs between 2005 and 2008. Beginning August 2008 the value of Yen gradually appreciated, and the amount of their borrowings in Won also increased. Plaintiffs filed a claim for damages against Kookmin Bank for violation of its duty to explain and for Kookmin Bank to return to plaintiffs the unfair profits gained from higher interest rates applied.

Claimed amount	-	KRW78 million

Status	-	July 7, 2011: Trial (Seoul Central District Court 2009 Ga Hap 27488) – Decided in favor of the defendant
	-	April 4, 2013: Appellate court (Seoul High Court 2011 Na 76114) – Partially decided against the defendant
	-	July 7, 2016: Supreme Court (Supreme Court 2013 Da 35764) – Decided in favor of the defendant (remanded)

Timeline and plan	-	Two other cases with similar facts were decided in favor of Kookmin Bank. The Supreme Court remanded the appellate court’s decision against Kookmin Bank for retrial.

Potential impact	-	Other cases with similar facts have been decided in favor of Kookmin Bank. Since this case involves the same issues as those cases, there is a low probability of loss.

(2)	Claim in Restitution for Unjust Enrichment (Supreme Court 2013 Da 85455)

Classification		Details
Date of filing	-	September 26, 2011

Parties	- -	Plaintiff: ooo C&C Co., Ltd. Defendant: Kookmin Bank

Details	-	Plaintiffs entered into a security agreement with Kookmin Bank and paid the fees and expenses incurred in establishing the security interest in favor of Kookmin Bank. Subsequently plaintiffs claimed that Kookmin Bank as the security interest holder should have paid such expenses and filed a claim for damages against Kookmin Bank.

Claimed amount	-	KRW437 million

Status	-	December 6, 2012: Trial (Seoul Central District Court 2011 Ga Hap 100645) – decided in favor of the defendant
	-	October 2, 2013: Appellate court (Seoul High Court 2013 Na 6478) – decided in favor of the defendant
	-	July 24, 2014: Supreme Court (Supreme Court 2013 Da 85455) – decided in favor of the defendant

Timeline and plan	-	Kookmin Bank prevailed in all of the 131 similar cases. On June 24, 2016 Kookmin Bank prevailed in one case (Seoul High Court 2014 Na 12845), which decision may be appealed by plaintiff.

Potential impact	-	Other cases with similar facts (including those decided by the Supreme Court) have been decided in favor of Kookmin Bank. Since this case involves the same issues as those cases, there is a low probability of losing.

(3)	Claim for Return of Redemption Payments (U.S. Bankruptcy Court, Southern District of New York, 08-01789 BRL)

Classification		Details
Date of filing	-	May 16, 2012
Parties	- -	Plaintiff: Bernard L. Madoff Investment, et al. Defendant: Kookmin Bank
Details	-	Kookmin Bank invested client funds from OO Asset Management and ΔΔ Investment and Trust Management in Fairfield funds, which re-invested those funds in Bernard L. Madoff Investment Securities. Due to the Ponzi scheme fraud, Fairfield funds faced liquidation. Fairfield funds claimed that those investors who had redeemed out of Fairfield had been over-paid and that such unfair profits should be returned.
Claimed amount	-	KRW48,068 million
Status	-	Case put on hold at trial level while the progress of another related case is being monitored
Timeline and plan	-	One similar case is in progress at trial court level (New York State Court 650638/2010). Kookmin Bank’s next course of action will depend on the outcome of similar cases in progress at courts in various jurisdictions including the United States.
Potential impact	-	Outcome of this case cannot be predicted as it has been put on hold. If decided against Kookmin Bank, Kookmin Bank would incur losses equivalent to the claimed amount.

(4)	Damages Claim (Supreme Court 2016 Da 215011)

Classification		Details
Date of filing	-	June 25, 2012
Parties	- -	Plaintiff: oooooo Service Co., Ltd. Defendant: Kookmin Bank, et al.
Details	-	Kookmin Bank had entered into a 5-year management agreement with the government and a 7-year system service agreement with KLS, but it lost the bid to become the second phase Lotto business operator. KLS claimed that it had suffered losses due to the gap in the duration of Kookmin Bank’s management agreement and system service agreement.
Claimed amount	-	KRW108,070 million
Status	- -

June 10, 2015: Trial (Seoul Central District Court 2012 Ga Hap 519437) –decided in favor of the defendant

February 18, 2016: Appellate court (Seoul High Court 2015 Na 2032828) – decided in favor of the defendant. Case on appeal at the Supreme Court (Supreme Court 2016 Da 215011).

Timeline and plan	-	Timeline cannot be predicted
Potential impact	-	Case was decided in favor of Kookmin Bank at both trial and appellate courts, so there is a high chance that it will prevail at the Supreme Court. If unsuccessful, Kookmin Bank would incur losses equivalent to the claimed amount.

(5)	Settlement (Supreme Court 2016 Da 215134)

Classification		Details
Date of filing	-	November 30, 2012
Parties	- -	Plaintiff: Korea Export-Import Bank, et al. Defendant: Kookmin Bank
Details	-	When oo Shipbuilding and Marine Engineering was put under a restructuring program, Kookmin Bank expressed its intention to receive the liquidation value of the shipbuilder’s bonds owned by Kookmin Bank but rejected the liquidation value offered by the creditors’ group and filed a suit. Certain members of the creditors’ group filed a suit against Kookmin Bank and claimed that Kookmin Bank should pay a settlement amount pursuant to a voluntary agreement among the shipbuilder’s creditor banks.
Claimed amount	-	KRW46,409 million
Status	- -

August 22, 2014: Trial (Seoul Central District Court 2012 Ga Hap 101096) – decided against the defendant

February 4, 2016: Appellate court (Seoul High Court 2014 Na 2032692) – decided against the defendant. Case on appeal at the Supreme Court (Supreme Court 2016 Da 215134).

Timeline and plan	-	Written submissions have been filed by the parties. This case is being handled in coordination with another similar case (Supreme Court 2016 Da 215127).
Potential impact	-	Damages (including interest) were paid to plaintiffs following the trial court’s decision. Accordingly, there would be no financial impact even if unsuccessful at the Supreme Court.

(6)	Short-Term Export Insurance Claim (Seoul Central 2016 Ga Hap 519183)

Classification		Details
Date of filing	-	April 6, 2016
Parties	- -	Plaintiff: Kookmin Bank Defendant: Korea Trade Insurance Corporation (K-Sure)
Details	-	Kookmin Bank purchased export bonds issued by Mo OO Co., Ltd. based on export credit guarantees issued by K-Sure as collateral. Borrower defaulted on its debt, and Kookmin Bank claimed insurance payments by K-Sure. K-Sure rejected insurance payments in full, and Kookmin Bank’s claim was dismissed. Kookmin Bank filed a suit against K-Sure for the short-term export insurance payment.
Claimed amount	-	KRW54,905 million
Status	-	In progress at trial court level (Seoul Central 2016 Ga Hap 519183)
Timeline and plan	-	October 18, 2016: Oral argument scheduled. Outcome cannot be predicted.
Potential impact	-	As of end of July 2016, Kookmin Bank recognized the KRW equivalent of the export bond amount (KRW53,124 million) as provision. If this case is decided against Kookmin Bank, it will recognize the difference between this amount and the KRW equivalent of the export bond amount at the time of the court’s decision as additional provision.

[KB Kookmin Card]

(1)	Claims for Damages for Emotional Distress Caused by Information Leakage (Civil action)

Classification		Details
Date of filing	-	Total 95 cases between January 20, 2014 and June 27, 2016
Parties	- -	Plaintiff: App. 85,000 individuals including plaintiff Kang Defendant: KB Kookmin Card, NH Nonghyup, Lotte Card, KCB et al.
Details	-	Lawsuits for recovery of damages for emotional distress caused by leakage of personal information
Claimed amount	-	KRW47,466 million
Status	- -

January 22, 2016: Seoul Central District Court (2014 Ga Hap 000000) ordered payment to each plaintiff of KRW100,000 in damages for emotional distress. 26 additional lawsuits with similar claims were filed thereafter.

All of the cases that have been decided have been appealed.

Timeline and plan	-	July 7, 2016: Seoul Central District Court 2014 Ga Hap 000000 and 13 other cases will be decided. If the decision is unfavorable even in part, Kookmin Bank intends to appeal (as of June 30, 2016, the decisions have unanimously been for the defendants to pay each plaintiff KRW100,000).
Potential impact	-	Based on a reasonable estimation of the probability of loss, KB Kookmin Card has recognized the expected damages, interest and other litigation expenses in the amount of KRW9,863 million as provision.

(2)	Criminal Action Related to Information Leakage (Criminal action)

Classification		Details
Date of filing	-	April 29, 2015
Parties	- -	Prosecution: Seoul Central District Prosecutors’ Office Defendant: KB Kookmin Card, NH Nonghyup, Lotte Card
Details	-	Case brought against defendants for failure to take technical, managerial and physical measures necessary to ensure a safe handling of customers’ personal information, which caused invasion and leakage of such information
Claimed amount	-
Status	-	July 15, 2016: Seoul Central District Court partially decided against defendants and imposed a fine of KRW15 million
Timeline and plan	-	Court decided that the defendants did not violate the Use and Protection of Credit Information Act or the Act on Promotion of Information and Communication Network Utilization and Information Protection, etc. but that the defendants violated the Act on Protection of Personal Information. The company intends to appeal.
Potential impact	-	KRW15 million in penalty.

[KB Investment & Securities]

Litigation details	Filing date	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court
The plaintiff in this case was a customer of KB Investment & Securities whose account suffered from insufficient maintenance margin requirements caused by a data processing error during a system crash while using the company’s HTS system to trade in overseas futures. The plaintiff claimed for recovery of damages caused by the unilateral liquidation taken by KB Investment & Securities without prior notice.	May 9, 2016	** Choi (Logos Law Firm)	KB Investment & Securities	447	In progress			If KB Investment & Securities loses in all aspects of the case, the estimated losses are KRW447 million.
The plaintiff in this case was a joint plaintiff with Cheongna Investment Development and filed the lawsuit in the Incheon District Court (Incheon District Court 2012Gahhap11873) but withdrew only its suit prior to the decision of the case. Cheongna Investment Development lost in all aspects of the case (KB Investment & Securities won), and the plaintiff newly instituted an action substantially similar to the one above.	March 9, 2016	KNYCO	KB Investment & Securities and two others	500	Won	In progress		KB Investment & Securities won in trial court on January 26, 2016 and is undergoing trial in the appellate court, and if KB Investment & Securities loses in all aspects of the case, losses may occur.
The plaintiff in this case was a customer of KB Investment & Securities whose future positions in an overseas securities account were unilaterally liquidated at a low price without prior notice, suffering losses in excess of USD400,000, and claimed for recovery of damages.	March 8, 2016	** Kim (Tae Dam Law Firm)	KB Investment & Securities	200	Won	In progress	—	If KB Investment & Securities loses in all aspects of the case, the estimated losses are KRW200 million.

120,000 sale transactions of KOSPI 200 futures were received due to the plaintiff’s error, and among such, approximately 25,000 transactions were executed. The plaintiff claimed for damages due to the violation of fiduciary duties and Financial Investment Business Regulations and Derivative Product Market Business Regulations by KB Investment & Securities as well as its inappropriate response thereto; however, KB Investment & Securities has asserted that it has no liability for damages as it has fulfilled its fiduciary duties and has not violated any regulations of the relevant supervisory institutions, such as the Financial Investment Business Regulations, etc.	December 17, 2015	Eclipse Future Limited	KB Investment & Securities	9,500	Won	In progress	—	KB Investment & Securities won in trial court on November 6, 2015 and is undergoing trial in the appellate court, and if KB Investment & Securities loses in all aspects of the case, losses may occur.
An analyst of KB Investment & Securities was indicted for using material non-public information which is prohibited under the FSCMA, and KB Investment & Securities has been indicted under the joint liability provisions of the FSCMA. As KB Investment & Securities has taken considerable care and supervision to prevent the act of violation, it claims that it should not be penalized under the joint liability provisions.	February 3, 2016	Seoul Southern District Prosecutors’ Office	KB Investment & Securities and nine others	—	Won	In progress	—	KB Investment & Securities won in trial court on January 26, 2016 and is undergoing trial in the appellate court, and losses may occur depending on the judgment rendered.

[KB Life Insurance]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Asset Management]

Litigation details	Filing date	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court

Cause of action for damages was instituted for the violation of the fiduciary duties and investor protection duties of KB Asset Management, a real estate fund manager

Trial court: lost in part

Appellate court: dismissal of appeal

Supreme court: reversed and remanded after determining that the value of the beneficiary certificates should be deducted from the calculation of damages, acknowledging the defendant’s duty to explain relating to investor protection duties with respect to completion guarantees and acknowledging the defendant’s violation of its fiduciary duties relating to the use of working expenses (advertising expenses, supervising expenses, etc.) of interest reserves

	April 17, 2009	Hanwha Life Insurance (f/k/a Korea Life Insurance)	KB Asset Management	27,292	Lost in part	Dismissal of appeal Recommendation, decision and confirmation of reconciliation

If lost, KB Asset Management may bear the plaintiff’s claimed amount with its proprietary assets (prepayment of partial loss of KRW13.8 billion)

Due to the dismissal of appeal, by deducting the remaining value of the beneficiary certificates calculated by the plaintiff, the total loss amount decreases, but the compensatory amount may change according to the degree of fault

Concluded

Cause of action for damages was instituted for the violation of the fiduciary duties and investor protection duties of KB Asset Management, a real estate fund manager

Trial court: special damages were imposed due to investment principal and expected profit, and the liability of KB Asset Management was limited to 80% with respect to the losses in relation to the position of the plaintiffs (investors); both parties appealed

Appellate court: the trial court judgment was partially cancelled as a result of the appellate court’s decision and the point of time of the calculation of the damages was adjusted, and the liability ratio of KB Asset Management was lowered to that of KFCC (30%) and HK Savings Bank (20%) Supreme court: both parties appealed, and KB Asset Management claimed the specifics of the investor protection duties of a private equity fund as well as the causation with the damages and the principle of liability with fault, but the court reversed and remanded, and upon retrial, lost in part; both parties re-appealed but the court dismissed without a hearing

	March 4, 2011	KFCC and others	KB Asset Management	74,312	Lost in part	Lost in part	Reversed and remanded Dismissed without a hearing

If lost, KB Asset Management may bear the plaintiff’s claimed amount with its proprietary assets (prepayment of partial loss of KRW62.3 billion, KRW48.3billion of which was returned)

Ratio of liability may change following the judgment that the increase in interest expenses should be reflected in the expected value of the beneficiary certificates in accordance with the change in the calculation date of delayed damages calculation from August 3, 2012 to November 11, 2008 in the defendant’s limitation on liability ratio

Concluded

Lawsuit filed by individual investors of the Wellian Seventh Real Estate Fund, which is identical to that of KFCC and Hanwha Life Insurance	September 18, 2015	** Kim and others	KB Asset Management	1,002	In progress			Allowances of 80% of the investment amount of the investors have been established

[KB Capital]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Savings Bank]

Litigation details	Filing date	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court
Action for damages relating to interference against execution of right to indemnity with respect to the termination of previous security during subrogation of guarantor and collateral provider	August 13, 2015	** Chung OO	KB Savings Bank	200	Won	In progress		—
Cancellation of real estate sale purchase agreement caused by fraud	November 19, 2015	KB Savings Bank	** Yeh and one other	142	In progress	—		—
Objection to distributions by subordinated security holder due to mismatch in seniority	April 4, 2016	KB Savings Bank	* Cho Yeun and four others	280	In progress	—		—

[KB Real Estate Trust]

Litigation details	Filing date	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court
The plaintiff, the owner of land, filed an action claiming for the unjust enrichment equal to the rent during the occupied period and the demolishment of the building against by the owner of the building, KB Real Estate Trust, and the remaining defendants.	May 15, 2013	Hanpan Trading Co., Ltd.	KB Real Estate Trust	260	Won	In progress	—	If judgment is rendered against KB Real Estate, the related expenses will be paid by selling the real estate in trust
Dream Reits Co., Ltd., the delegator of the fund management agency agreement, objected to the priority of fund implementation and filed an action for damages against KB Real Estate Trust.	June 20, 2014	Dream Reits Co., Ltd.	KB Real Estate Trust	100	In progress	—	—	KB Real Estate Trust won in a related case

A creditor of the trustor, Pyungsan District Land Planning Association, filed an action for damages claiming that notwithstanding its attachment on the trustor’s right to request title transfer registration, KB Real Estate Trust’s registration of ownership transfer to a third party was a violation of the above attachment decision.	October 23, 2014	Pyungsan District Land Planning Association	KB Real Estate Trust	228	Lost	In progress	—	After the loss in the trial court, provided collateral of guaranteed insurance securities in accordance with the decision to suspend compulsory execution and the sum of the amount of damages from the trial court of KRW228 million and monthly damages for delay was accounted for as estimated liabilities
The senior beneficiary of the security trust agreement, the plaintiff, filed an action for the payment of the lease deposit that was directly paid by KB Real Estate Trust to the tenant and its successor.	March 24, 2015	Woori F&I 37th Asset Securitization Specialty Co., Ltd.	KB Real Estate Trust	80	Won	In progress	—	KB Real Estate Trust won in the trial court as the business was conducted in accordance with relevant legal advice
The trustor of the security trust agreement, the plaintiff, filed an action for the termination and registration cancellation of the trust agreement against KB Real Estate Trust.	June 15, 2015	Minju Industrial Development Co., Ltd.	KB Real Estate Trust	50	Won	In progress	—	Will claim that there was no reason for termination of the trust agreement, which is the claim of the plaintiff, and the relevant injunction suit was won by KB Real Estate Trust
The plaintiff, a sales agency company, filed an action for the payment of sales agency service payments against the developer, KB Real Estate Trust, and the trustor	August 10, 2015	DNC Co., Ltd.	KB Real Estate Trust and one other	366	In progress	—	—	If KB Real Estate Trust loses, the damages are expected to be fully claimed to the joint defendant, the trustor

The plaintiff, a partial purchaser of a shopping arcade, made the sales payment to the trustor but did not receive ownership transfer registration from the trustor and filed an action for damages equal to the amount of the sales payment made to the trustor and also filed this subrogation action against KB Real Estate Trust for the unjust enrichment equal to the rent of a different part of the arcade which was occupied without notice by a third party.	September 15, 2015	** Woo	KB Real Estate Trust	100	In progress	—	—	If the plaintiff cannot prove the existence of a rent agreement between the occupier and KB Real Estate Trust, will claim the request against KB Real Estate Trust has no grounds
The plaintiffs who were transferred the senior beneficiary rights of the security trust agreement claim that the title of the trust real estate was transferred to a third party without their approval and filed a claim for the proceeds of the trust agreement against KB Real Estate Trust.	January 12, 2016	Kaylee Asset Securitization Specialty Co., Ltd. and one other	KB Real Estate Trust and five others	100	In progress			As the reason for the plaintiff’s action is not accurate, a more precise response plan will be reviewed after the plaintiff’s reason for the action is reorganized
A creditor of the trustor, the plaintiff, claims that the relevant trust agreement is a fraudulent trust and filed an action for cancellation of the trust agreement and the title transfer registration.	February 29, 2016	** Cho	KB Real Estate Trust	261	In progress			At the time of execution of the trust agreement, the beneficiary had good intentions, so will claim that there is no possibility of a fraudulent trust
The plaintiff, the representative meeting of apartment residents, filed an action for damages for defects in the apartment against KB Real Estate Trust, the developer and the defect guarantee institution.	March 15, 2016	*** Lee representative meeting of apartment residents	KB Real Estate Trust and three others	500	In progress			Claimed that KB Real Estate Trust will not be liable for damages as the seller’s position was transferred to the trustor due to termination of the trust according to relevant Supreme Court precedent

The plaintiff, the trustor, filed an action for damages against KB Real Estate Trust, claiming that KB Real Estate Trust’s failure to settle property tax that was levied in the name of the plaintiff in connection with KB Trust Estate’s disposal of the trust real estate was illegal.	March 21, 2016	Asia-Pacific Housing Co., Ltd.	KB Real Estate Trust	59	Won	Filed appeal	Won in the trial court
The plaintiff, a creditor of the trustor, claims that the relevant trust agreement was a fraudulent act and filed an action for the termination of the trust agreement and the cancellation of the title transfer registration.	March 29, 2016	TJ Co., Ltd.	KB Real Estate Trust	150	In progress		At the time of execution of the trust agreement, the beneficiary had good intentions, so will claim that there is no possibility of a fraudulent trust
The plaintiff received an attachment and collection order for the constructor’s payment bond and filed an action for collection payment of the attachment and collection order against KB Real Estate Trust.	April 6, 2016	Yedam Co., Ltd. and one other	KB Real Estate Trust and two others	5	In progress		Will claim that according to the purpose of the relevant agreement, there is no construction payment bond KB Real Estate Trust is directly liable for to the constructor
The plaintiff, a purchaser of trust real estate, filed an action against KB Real Estate claiming that it did not conduct appropriate measures despite an illegal squatter on the trust real estate.	June 3, 2016	Changil Housing Co., Ltd.	KB Real Estate Trust	47	In progress		Will claim that it did not violate its duty of care of a good manager as the purchaser
The plaintiff, the representative meeting of apartment (trust real property) residents, filed an action for damages for defects in the apartment against KB Real Estate Trust, the developer and the defect guarantee institution.	June 22, 2016	Goijeong **** representative meeting of residents	KB Real Estate Trust and three others	201	In progress		Will claim that KB Real Estate Trust will not be liable for damages as the seller’s position was transferred to the trustor due to termination of the trust according to relevant Supreme Court precedent

[KB Investment]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Credit Information]

As of the end of June 2016, there were nine cases of litigation outstanding against KB Credit Information as defendant, the claimed amount of which totaled KRW1,462 million. Most of such cases are with respect to a bond manager claiming an employment relationship with KB Credit Information requesting severance payment, and in the event of a judgment against KB Credit Information, losses in the amount of the judgment damages are expected to be incurred.

Litigation details	Filing date	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court
Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	July 21, 2015	** Sohn	KB Credit Information	57	Won	In progress	—	—
Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	September 3, 2015	** Nah and 10 others	KB Credit Information	376	In progress	—	—	—
Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	October 6, 2015	** Ryu	KB Credit Information	18	In progress	—	—	—
Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	January 11, 2016	** Kim and three others	KB Credit Information	70	In progress	—	—	—
Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	January 16, 2016	** Kang and 20 others	KB Credit Information	446	In progress	—	—	—
Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	March 22, 2016	** Song and six others	KB Credit Information	232	In progress	—	—	—
Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	March 31, 2016	** Kim and five others	KB Credit Information	141	In progress	—	—	—
Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	May 13, 2016	** Koh	KB Credit Information	36	In progress	—	—	—
Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	July 20, 2016	** Kim and four others	KB Credit Information	88	In progress	—	—	—

[KB Data System]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

The Company is unable to predict the outcome of these and other legal claims and regulatory actions in which it is involved. Accordingly, the outcome of such legal claims and regulatory actions may materially and adversely impact the Company’s business, reputation, results of operations and financial condition.

O.	Legal Restrictions on Financial Holding Companies

Under the Financial Holding Company Act, the Company, as a financial holding company, has a duty to comply with certain restrictions that may limit its actions, such as capital contribution and investment restrictions, restrictions on extending credit to the same borrower or company and major investors and restrictions on subsidiaries. While there are no relevant transactions between the Company and our subsidiaries as of the date of submission of the Securities Registration Statement, investors should be aware of the fact that such legal restrictions exist.

Under the Financial Holding Company Act, the Company, as a financial holding company, has a duty to comply with certain restrictions that may limit its actions, such as capital contribution and investment restrictions, restrictions on extending credit to the same borrower or same company and major investors and restrictions on subsidiaries, etc. According to Article 48 Paragraph 1 Subparagraph 3 of the Financial Holding Company Act, a subsidiary of a financial holding company, when extending credit to other subsidiaries, may not extend such credit in an amount exceeding 10% of its equity capital, and the total amount of such credit extended to all such subsidiaries must not exceed 20% of its equity capital. Furthermore, when extending credit to subsidiaries within the same financial holding company, the subsidiary extending the credit must obtain collateral in accordance with ratios set by the FSC.

In addition, under the Monopoly Regulation and Fair Trade Act, there are regulations that must be complied with limiting certain activities (holding liabilities in excess of twice the total capitalization) of holding companies. The Company is in compliance with such restrictions under the Financial Holding Company Act and the Monopoly Regulation and Fair Trade Act. As of the date of submission of the Securities Registration Statement, and there are no relevant transactions between the Company and its subsidiaries; however, there is a need to constantly be aware of such restrictions.

[Restrictions under the Financial Holding Company Act]

1.	Restrictions on capital contributions and investments

Regulation	Details	Compliance
Restriction on holding shares in affiliates (Article 6-4)	A financial holding company shall not hold shares in its affiliates other than its subsidiaries.	N/A
Obligation to hold shares of subsidiary (Article 43-2)	A financial holding company shall hold at least 50% of the total number of issued and outstanding shares of subsidiaries. (In case of a stock-listed company, at least 30%)	Yes
Restriction on holding shares of other companies (Article 44)	A financial holding company shall not hold shares of another company which is not a subsidiary, etc. in excess of 5% of total number of issued and outstanding shares of such company.	N/A

1.	The share ratio of the subsidiaries above is as of the date of submission of the Securities Registration Statement.

2.	Restrictions on credit extension

Regulation	Details	Compliance
Credit extension to the same borrower (Article 45 (1))	The total amount of credit extended by a financial holding company, etc. to the same borrower shall not exceed 25/100 of the net total amount of the equity capital of such financial holding company, etc.	Yes
Credit extension to the same corporation (Article 45 (2))	The total amount of credit extended by a financial holding company, etc. to the same individual or the same corporation shall not exceed 20/100 of the net total amount of the equity capital of such financial holding company, etc.	Yes
Credit extension to major investors (Article 45-2)	The total amount of credit extended by a bank holding company, etc. to its major investors (including specially-related persons), shall not exceed the amount equivalent to the lesser of (i) 25/100 and (ii) the relevant investor’s investment proportion of the net total amount of the equity capital of the bank holding company, etc. The total amount of credit that may be extended by a bank holding company, etc. to all of its major investors shall not exceed 25/100 of the net total amount of the equity capital of such bank holding company, etc.	N/A

3.	Restrictions on actions of subsidiaries

Regulation	Details	Compliance
Prohibition of credit extension to a financial holding company to which the relevant subsidiary, etc. belongs; (Article 48 (1) 1)	A subsidiary, etc. of a financial holding company shall be prohibited from extending credit to the financial holding company to which it belongs.	N/A
Restriction on holding shares issued by other subsidiary, etc. (Article 48 (1) 2)	A subsidiary, etc. of a financial holding company shall be prohibited from holding shares in other subsidiaries, etc. of such financial holding company to which it belongs (except for holding shares of the company directly controlled by such subsidiary).	N/A
Limit on credit extension to other subsidiaries, etc. and securing of collateral (Article 48 (1) 3, and Article 48 (2))	A subsidiary, etc. of a financial holding company shall not extend credit to any other subsidiaries, etc. in excess of 10/100 of its own equity capital, and the aggregate amount of such credit extensions to other subsidiaries shall not exceed 20/100 of its own equity capital.	Yes
	If subsidiaries ,etc. belonging to the same financial holding company mutually extend credit to each other, such subsidiaries, etc. shall have the obligation to secure collateral equivalent to 100% ~ 130% depending on the type of collateral.	Yes

[Restrictions prescribed by the Monopoly Regulation and Fair Trade Act]

Regulation	Details	Compliance
Restrictions on holding companies’ acts (Article 8-2 (2) 1)	Act of holding liabilities in excess of twice the total capital amount	Yes

If a company violates provisions concerning (i) restrictions on capital contribution and investment by a financial holding company, (ii) limits on credit extension, or (iii) restrictions on acts of subsidiaries as prescribed in the Financial Holding Company Act, such violating company is subject to a penalty, and the detailed provisions regarding such penalty are set forth below.

Article 64 of the Financial Holding Company Act (Penalty Surcharges)

Where any financial holding company or its subsidiary, etc. violates Article 6-3, 6-4, 34, 36, 44, 45, 45-2, 45-3, 48, or 62-2 (1), or any major investor violates Article 45-4, the Financial Services Commission may impose penalty surcharges in accordance with the following classification:

1.	In cases of holding stocks in violation of Article 6-3 or 6-4: The aggregate of the book values of the stocks held in violation marked on the balance sheet prescribed by Presidential Decree;

1-2.	In cases of exceeding the limit on extension of credit under Article 34 (2): Not more than 20/100 of the amount of credit extended in excess;

1-3.	In cases of exceeding the limit on stock acquisition under Article 34 (3): Not more than 20/100 of the aggregate of the book values of the stocks acquired in excess of the limit;

2.	In cases of exceeding the stock holding limit under Article 44: Not more than 10/100 of the aggregate of the book values of the stocks held in excess of the limit;

3.	In cases of exceeding the limit on extension of credit under Articles 36 (1) and 45 (1) through (3): Not more than 10/100 of the amount of credit extended in excess of the limit;

4.	In cases of exceeding the limit on extension of credit under Article 45-2 (1) and (2): Not more than 40/100 of the amount of credit extended in excess of the limit;

4-2.	In cases of extending credit, transferring assets without consideration, trading or exchanging assets in violation of Article 45-2 (8) or (9): Not more than 40/100 of the amount of credit extended or the book values of the assets;

5.	In cases of exceeding the limit on stock acquisition under Article 45-3 (1): Not more than 40/100 of the aggregate of the book values of the stocks acquired in excess of the limit;

5-2.	Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit to the major investor in excess of the limit on extension of credit under Article 45-2 (1) or (2): Not more than 40/100 of the amount of credit extended in excess of the limit;

5-3.	Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit, transfer assets without consideration, or trade or exchange to the major investor in violation of Article 45-2 (8) or (9); Not more than 40/100 of the amount of credit extended or the book values of the assets;

5-4.	Where a major investor violates Article 45-4 whereby a bank holding company, etc. acquire stocks of the major investor in excess of the stock holding limit under Article 45-3 (1): Not more than 40/100 of the aggregate of the book values of the stocks acquired in excess of the limit;

6.	Deleted; <by Act No. 9788, Jul. 31, 2009>

7.	Where a subsidiary, etc. extend credit to a financial holding company in violation of Article 48 (1) 1: Not more than 10/100 of the amount of credit extended;

8.	In cases of holding stocks of a subsidiary, etc. in violation of Article 48 (1) 2: Not more than 10/100 of the aggregate of the book values of the stocks held;

9.	In cases of exceeding the limit on extension of credit between subsidiaries, etc. in violation of Article 48 (1) 3: Not more than 10/100 of the amount of credit extended in excess of the limit;

10.	In cases of extending credit without securing appropriate collateral in violation of Article 48 (2): Not more than 10/100 of the amount of credit extended;

11.	In cases of trading dishonored assets in violation of Article 48 (3): Not more than 10/100 of the book values of the assets;

12.	In cases of holding stocks in violation of the provisions of Article 48 (5): Not more than 2/100 of the aggregate of the book value of the stocks held;

13.	Deleted; <by Act No. 8571, Aug. 3, 2007>

14.	In cases of holding stocks in violation of Article 62-2 (1): Not more than 2/100 of the aggregate of the book values of the stocks held.

1.	Source: Korean Law Information Center

Such restrictions are unavoidable for the stable management of a major financial institution, and while there are no relevant transactions between the Company and its subsidiaries as of the date of submission of the Securities Registration Statement, investors should be aware of the fact that such legal restrictions exist, and that violations thereof can result in the imposition of penalties.

P.	Effects of Expense Recognition Relating to Kookmin Bank’s Voluntary Early Retirement Program

Kookmin Bank, a subsidiary of the Company, recently offered a voluntary early retirement program to 1,000 employees to whom the peak salary system will apply in 2016 and 2017, and of these employees, 210 accepted voluntary early retirement. The relating severance payments amounted to KRW57.4 billion, which have been reflected in Kookmin Bank’s accounts for the second quarter of 2016. Investors should be aware that, while this was a one-time discretionary administrative expense, the recognition of such expenses paid by Kookmin Bank affects the Company’s consolidated financial statements.

In order to effectively improve the labor structure and productivity of the Company, the Company’s subsidiary Kookmin Bank, from June 23, 2016 to June 29, 2016, offered a voluntary early retirement program to employees (1,000) to whom the peak salary system will apply in 2016 and 2017, and a total of 210 employees accepted voluntary early retirement. Of these employees, those who entered the peak salary system this year (2016) received 24 months’ salary as severance pay, and those who would have entered the peak salary system next year (2017) received 27 months’ salary as severance pay. Accordingly, Kookmin Bank recognized KRW57.4 billion in expenses which were reflected in its financial statements for the first half of 2016. Previously, Kookmin Bank offered a voluntary early retirement program in May 2015 for employees expected to enter the peak salary system and recognized expenses relating to the 1,124 employees who accepted voluntary early retirement.

While such measure are expected to contribute to improving the labor structure and productivity in the medium to long term, the related expenses will impose a financial burden in the short term. Furthermore, investors should be aware that, while this was a one-time discretionary administrative expense, the recognition of such expenses paid by Kookmin Bank affects the Company’s consolidated financial statements.

Q.	Risks Associated with a Credit Rating Downgrade

The three domestic credit ratings companies have rated the Company’s credit rating as AAA. For ratings purposes, it appears that the Company was viewed as being essentially equivalent to Kookmin Bank, which accounts for a significant majority of KB Financial Group’s total assets and revenues and is its principal subsidiary in terms of strategic importance and management personnel. Investors should be aware that, if the Company’s credit ratings are downgraded due to deteriorating conditions in the industry or other factors, the Company may experience an increase in domestic and overseas funding costs which may adversely affect the Company’s financial structure.

The credit ratings and financial condition of the Company’s subsidiaries are factors that contribute to its reputation and affect its funding costs. If the subsidiaries possess strong credit ratings or are in a healthy financial condition, financing on relatively favorable terms is possible. However, if the credit ratings of the Company’s subsidiaries (in particular, Kookmin Bank) are downgraded due to unforeseeable external factors, the Company’s funding costs may rise, and in such a situation, the Company may face difficulties in obtaining the necessary funding to support its existing operations or expand into new business areas. As of the date of submission of the Securities Registration Statement, the Company’s credit rating is AAA. For ratings purposes, it appears that the Company was viewed as being essentially equivalent to Kookmin Bank, which accounts for a significant majority of KB Financial Group’s total assets and revenues and is its principal subsidiary in terms of strategic importance and management personnel.

[Credit Ratings]

Date of Rating	Evaluated Securities	Credit Rating	Company Agency (Ratings Range)	Evaluation Category
March 14, 2014	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
February 23, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
June 4, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
September 16, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official

Date of Rating	Evaluated Securities	Credit Rating	Company Agency (Ratings Range)	Evaluation Category
November 18, 2015	Commercial Paper	A1	Korea Ratings (A1~D) / KIS Ratings (A1~D) / NICE Ratings (A1~D)	Official
November 25, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
May 11, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
June 24, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
June 30, 2016	Commercial Paper	A1	Korea Ratings (A1~D) / KIS Ratings (A1~D) / NICE Ratings (A1~D)	Official
July 22, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
August 24, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official

1.	Source: KB Financial Group internal information

[Corporate Bond Credit Rating Definitions]

Rating	Description
AAA	Capacity for timely payment is extremely strong.
AA	Capacity for timely payment is very strong, but somewhat less than ‘AAA.’
A	Capacity for timely payment is strong, but somewhat susceptible to external changes in the future.
BBB	Capacity for timely payment is adequate, but more likely to be weakened by future market changes.
BB	Capacity for timely payment faces no immediate problems, but is speculative in terms of its future stability.
B	Capacity for timely payment is poor and speculative.
CCC	Contains the possibility of default.
CC	Contains greater possibility of default.
C	Highly likely to default.
D	In default at the present time.

1.	Source: KB Financial Group 1H 2016 business report

As described above, the Company maintains the highest credit ratings. However, investors should be aware that, if the Company’s credit ratings are downgraded due to deteriorating conditions in the industry or other factors, the Company may experience an increase in domestic and overseas funding costs which may adversely affect the Company’s financial structure.

R.	Possibility of Issuance of Contingent Convertible Bonds (CoCo Bonds)

Contingent convertible bonds are a new financial product that takes the form of debt but may be recognized as equity (stocks) under Basel III and has terms that provide for conversion into equity or write-off upon the occurrence of certain events (such as designation as an insolvent financial institution). While domestic financial institutions have recently been issuing such contingent convertible bonds, they are subject to high investment risk since investors in such bonds may lose the entire amount of their principal investment upon the occurrence of a write-off event. Investors should be aware that, although the Company and its subsidiary Kookmin Bank currently have no plans to do so, it is possible that the Company will decide to issue such bonds in the future.

Contingent convertible bonds (CoCo bonds) are a new financial product that may be automatically converted into equity or fully written off upon the occurrence of certain events, such as a decline in the issuing bank’s capital adequacy ratio below certain levels or the injection of public funds into the bank. Although such bonds take the form of debt, they may be recognized as equity (stocks) under Basel III implemented in December 2013.

While contingent convertible bonds are subject to higher investment risk than other corporate bonds (since investors may lose the entire amount of their principal investment upon the occurrence of a write-off event), they generally offer a higher interest rate and are offered in two forms: subordinated bonds subject to write-off with a maturity of 10 years, and hybrid securities (perpetual bonds) subject to write-off with maturity of over 30 years.

The recent trend of lower interest rates have enabled issuances of contingent convertible bonds at relative low interest rates, and demand for such products from institutional investors such as pension funds and insurance companies has been increasing, leading to increased issuances by domestic financial institutions.

Investors should be aware that, although the Company and its subsidiary Kookmin Bank currently have no plans to do so, it is possible that the Company will decide to issue such bonds in the future, based on its internal plans and capital adequacy guidelines.

S.	Risks Relating to the Possibility of Claims for Invalidation of the Stock Swap

Certain civic groups have filed legal actions, including criminal complaints, relating to the acquisition of control over Hyundai Securities by KB Financial Group, including the disposal by Hyundai Securities of its treasury shares to KB Financial Group. Although such actions will not impact the legal effectiveness of the Stock Swap, there is a possibility that minority shareholders of KB Financial Group and Hyundai Securities may assert legal claims to invalidate the Stock Swap, including claims relating to procedural flaws or the unfairness of the stock swap ratio.

< Acquisition of Hyundai Securities by KB Financial Group>

Date			Description

	–	Executed share purchase agreement with the largest shareholder

		•	Purchaser: KB Financial Group

April 12, 2016		•	Sellers: Hyundai Merchant Marine Co., Ltd. and five others

		•	Number of shares acquired: 53,380,410 shares (representing 22.56% of total issued shares)

		•	The change in the majority shareholder will be completed upon the fulfillment of the conditions precedent of the seller and purchaser and is subject to review and approval of the relevant authorities.

	–	Change in the largest shareholder

May 31, 2016		•	Change in the largest shareholder in accordance with the share purchase agreement (53,380,410 shares) between the previous largest shareholder (Hyundai Merchant Marine) and five others and KB Financial Group.

	–	2016 extraordinary general meeting of shareholders

May 31, 2016		•	Date and time: May 31, 2016 (Tuesday), 9:00 A.M., 15th floor of headquarters

		•	Agenda: amendment of the articles of incorporation, appointment of directors, appointment of members of the audit committee, amendment to severance payment of executive officers

	–	Disposal of treasury shares (resolved on May 31, 2015 at a meeting of the board of directors)

June 24, 2016		•	Number of shares: 16,715,870 shares (representing 7.06% of the total issued shares)

		•	Counterparty: KB Financial Group

On June 14, 2016, certain civic groups filed a criminal complaint for breach of trust against the executive officers of KB Financial Group relating to the high purchase price paid for the acquisition of control of Hyundai Securities on May 31, 2016. Subsequently, on August 3, 2016, criminal complaints for breach of trust were filed against the executive officers of Hyundai Securities and KB Financial Group relating to the low selling price of Hyundai Securities’ treasury shares (representing 7.06% of the total issued shares) in the disposal of such shares to KB Financial Group on June 24, 2016.

In KB Financial Group’s acquisition of control of Hyundai Securities, the share purchase price was determined through a competitive bidding process and KB Financial Group acquired control from third parties (Hyundai Merchant Marine and others), and accordingly there should be no issues under the applicable laws . The disposal of Hyundai Securities’ treasury shares was conducted for the improvement of Hyundai Securities’ financial structure and the procurement of investment resources, and the purchase price of the treasury shares was lawfully calculated using the closing market price of the stock on the date of the board of directors’ resolution relating to the treasury stock disposal (i.e. based on the objective transaction value determined in the stock market); accordingly the transaction was in compliance with related regulations, requirements and procedures. Furthermore, as the abovementioned criminal actions are against executive officers in connection with the acquisition of control and disposal of treasury shares, their results will not impact the legal effectiveness of the Stock Swap.

However, there is a possibility that minority shareholders of KB Financial Group and Hyundai Securities may assert legal claims to invalidate the Stock Swap, including claims relating to procedural flaws or the unfairness of the swap ratio, and the Stock Swap may be invalidated if the court rules in favor of such claimants.

The Stock Swap is being conducted in compliance with the regulations and procedures prescribed by the KCC, the FSCMA and the Financial Holding Company Act. Furthermore, in a precedent case where the claimants alleged that a merger should be invalidated due to an unfair merger ratio, the Supreme Court of Korea ruled that “when the parties to the merger, in whole or in part, are stock-listed corporations, unless there are extraordinary reasons, such as the calculation of the merger price being based on fraudulent data or unreasonable estimates, if the merger price and merger ratio were calculated pursuant to applicable securities laws and related enforcement regulations, the merger contract cannot be invalidated based on a claim that the merger ratio is clearly unfair” (Supreme Court of Korea, 2008.1.10, Sentence 2007 Da 64136 Ruling).

As KB Financial Group and Hyundai Securities are both stock-listed corporations, the swap ratio for the Stock Swap was determined based on swap prices calculated by using the volume weighted average of the closing prices of each company’s common shares for the latest one-month period, latest one-week period and latest date, in accordance with Article 165-4 of the FSCMA and paragraph (1)-1 of Article 176-5 and paragraph (2) of Article 176-6 of the Enforcement Decree of the FSCMA.

The swap ratio for the Stock Swap was calculated in accordance with applicable law and the Stock Swap process is also being conducted in compliance with requirements of the KCC and other applicable law. Although it is unlikely that the Stock Swap will be invalidated by the courts, investors should be aware that there is no assurance that legal actions relating to the Stock Swap will not be brought.

[Corporate Risks Relating to Hyundai Securities (the Wholly-Owned Subsidiary)]

A.	Matters Relating to Changes in Major Shareholders and Affiliate Companies

Certain civic organizations, minority shareholders and the labor union have filed criminal complaints and class action lawsuits relating to the disposal of treasury shares by Hyundai Securities to KB Financial Group. Although such actions will not impact the legal effectiveness of the Stock Swap, there is a possibility that minority shareholders of KB Financial Group and Hyundai Securities may assert legal claims to invalidate the Stock Swap. KB Financial Group and Hyundai Securities are conducting the Stock Swap pursuant to resolutions of their respective board of directors adopted on August 2, 2016. If the Stock Swap proceeds, Hyundai Securities will become a wholly-owned subsidiary of KB Financial Group and will be delisted from the KRX KOSPI Market. Investors should be aware of such pending changes to Hyundai Securities and the possibility of legal actions being brought in connection therewith.

<Acquisition of Hyundai Securities by KB Financial Group>

Date	Description
April 12, 2016	–	Executed share purchase agreement with the largest shareholder
		•	Purchaser: KB Financial Group
		•	Sellers: Hyundai Merchant Marine Co., Ltd. and five others
		•	Number of shares acquired: 53,380,410 shares (representing 22.56% of total issued shares)
		•	The change in the majority shareholder will be completed upon the fulfillment of the conditions precedent of the seller and purchaser and is subject to review and approval of the relevant authorities.
May 31, 2016	–	Change in the largest shareholder
•

Change in the largest shareholder in accordance with the share purchase agreement (53,380,410 shares) between the previous largest shareholder (Hyundai Merchant Marine) and five others and KB Financial Group.

May 31, 2016	–	2016 extraordinary general meeting of shareholders
		•	Date and time: May 31, 2016 (Tuesday), 9:00 A.M., 15th floor of headquarters
		•	Agenda: amendment of the articles of incorporation, appointment of directors, appointment of members of the audit committee, amendment to severance payment of executive officers
June 24, 2016	–	Disposal of treasury shares (resolved on May 31, 2015 at a meeting of the board of directors)
		•	Number of shares: 16,715,870 shares (representing 7.06% of the total issued shares)
		•	Counterparty: KB Financial Group

On August 3, 2016, certain civic groups filed criminal complaints for breach of trust against the executive officers of Hyundai Securities and KB Financial Group relating to the low selling price of Hyundai Securities’ treasury shares (representing 7.06% of the total issued shares) in the disposal of such shares to KB Financial Group on June 24, 2016. In addition, on August 29, 2016, the labor union and certain minority shareholders filed a class action for damages against the directors of Hyundai Securities.

The disposal of Hyundai Securities’ treasury shares was conducted for the improvement of Hyundai Securities’ financial structure and the procurement of investment resources, and the purchase price of the treasury shares was lawfully calculated using the closing market price of the stock on the date of the board of directors’ resolution relating to the treasury stock disposal (i.e. based on the objective transaction value determined in the stock market); accordingly the transaction was in compliance with related regulations, requirements and procedures. Furthermore, as the abovementioned criminal actions and class action lawsuit for damages are against executive officers in connection with the disposal of treasury shares, their results will not impact the legal effectiveness of the Stock Swap.

However, there is a possibility that minority shareholders of KB Financial Group and Hyundai Securities may assert legal claims to invalidate the Stock Swap, including claims relating to procedural flaws or the unfairness of the swap ratio, and the Stock Swap may be invalidated if the court rules in favor of such claimants.

The Stock Swap is being conducted in compliance with the regulations and procedures prescribed by the KCC, the FSCMA and the Financial Holding Company Act. As KB Financial Group and Hyundai Securities are both stock-listed corporations, the swap ratio for the Stock Swap was determined based on swap prices calculated by using the volume weighted average of the closing prices of each company’s common shares for the latest one-month period, latest one-week period and latest date, in accordance with Article 165-4 of the FSCMA and paragraph (1)-1 of Article 176-5 and paragraph (2) of Article 176-6 of the Enforcement Decree of the FSCMA

The swap ratio for the Stock Swap was calculated in accordance with applicable law and the Stock Swap process is also being conducted in compliance with requirements of the KCC and other applicable law. Although it is unlikely that the Stock Swap will be invalidated by the courts, investors should be aware that there is no assurance that legal actions relating to the Stock Swap will not be brought.

KB Financial Group and Hyundai Securities are conducting the Stock Swap pursuant to resolutions of their respective board of directors adopted on August 2, 2016. If the Stock Swap proceeds after approval by the shareholders of Hyundai Securities, KB Financial Group will become the 100% owner of Hyundai Securities, and Hyundai Securities will be delisted from the KRX KOSPI Market. In addition, Hyundai Securities is expected to be merged with KB Investment & Securities to form a merged securities company.

Investors should be aware of such pending changes to Hyundai Securities and the possibility of legal actions being brought in connection therewith.

B.	Risks Relating to Fluctuations in Results of Operations and First Half 2016 Results

Hyundai Securities recorded a net loss of KRW42.9 billion in 2013 due to uncertainty in the securities markets but recorded a net profit of KRW279.6 billion in 2015 due to improved market conditions and increase in project finance-related revenues. However, net profit for the first half of 2016 was KRW35.9 billion, which was a decrease of KRW134.8 billion compared to the same period of the previous year. While operating profit from the corporate finance division increased KRW19.5 billion compared to the same period of the previous year, the operating profit of other business divisions decreased (brokerage/asset management division decreased KRW21.4 billion, trading division decreased KRW121.4 billion, savings bank division decreased KRW22.8 billion, other business division decreased KRW1.6 billion, compared to the same period of the previous year). In the case of the securities business, fluctuations in results of operations are relatively large due to unforeseen factors such as losses in the stock market, bond market and investment assets. Investors should be aware of such facts when making an investment decision.

[Operating Income and Profit Trends of Hyundai Securities]

(Unit: KRW millions)
	1H 2016	1H 2015	2015	2014	2013
Operating income	2,328,485	1,873,949	4,267,218	2,650,508	1,840,524
Operating expense	2,278,113	1,675,932	3,969,636	2,610,817	1,914,274
Operating profit	50,372	198,017	297,582	39,691	(73,750)
Non-operating income	21,024	16,945	34,596	35,366	40,364
Non-operating expense	22,841	1,454	24,007	18,894	29,235
Profit for the period	35,891	170,686	279,552	37,387	(42,888)

1.	Source: Hyundai Securities 1H 2016 business report
2.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

[Consolidated Operating Profit and Net Profit Trends of Business Divisions of Hyundai Securities]

(Unit: KRW millions)
	1H 2016		1H 2015		Change
	Operating Profit	Net Profit	Operating Profit	Net Profit	Operating Profit	Net Profit
Brokerage/asset management	11,652	22,400	33,016	38,833	(21,364)	(16,433)
Corporate finance	50,581	43,266	31,103	30,338	19,478	12,928
Trading	(31,605)	(29,929)	89,824	81,127	(121,429)	(111,056)
Savings bank	18,520	15,481	41,277	41,244	(22,757)	(25,763)
Other business	1,224	(15,327)	2,797	(20,856)	(1,573)	5,529

Total	50,372	35,891	198,017	170,686	(147,645)	(134,795)

1.	Source: Hyundai Securities 1H 2016 business report

Hyundai Securities recorded a net loss of KRW42.9 billion in 2013 due to instability in the securities markets but recorded a net profit of KRW279.6 billion in 2015 due to improved market conditions and an increase in project finance-related revenue. However, net profit for the first half of 2016 was KRW35.9 billion, which was a decrease of KRW134.8 billion compared to the same period of the previous year. While operating profit from the corporate finance division increased KRW19.5 billion compared to the same period of the previous year, the operating profit of other business divisions decreased (brokerage/asset management division decreased KRW21.4 billion, trading division decreased KRW121.4 billion, savings bank division decreased KRW22.8 billion, other business division decreased KRW1.6 billion, compared to the same period of the previous year), mainly due to impairment losses on equity and debt investments and losses valuation of equity-linked securities. In the case of the securities business, fluctuations in results of operations are relatively large due to unforeseen factors such as losses in the stock market, bond market and investment assets. Investors should be aware of such facts when making an investment decision.

C.	Risks Relating to Revenue Structure

Hyundai Securities is a securities company with a relatively high degree of dependence on brokerage commissions, and its competitiveness in asset management and investment banking is increasing through its customer base in its brokerage business. Brokerage commissions accounted for 62.96% of all commission income of Hyundai Securities, and such concentration in its commissions may adversely affect its commission income due to (1) the tendency of brokerage commissions to decrease during downturns in securities markets and (2) declining commission rates as a result of increased competition among securities companies in the brokerage area. Investors should be aware of such facts when making an investment decision.

[Business Divisions of Hyundai Securities]

Business Division	Main Business Activities
Brokerage/asset management	Provision of brokerage services and asset management products and services to individuals, corporations and institutional investors
Corporate finance	Capital raising and supply for corporations and related advisory and underwriting services, including in connection with bond issuances, structured finance, initial public offerings, capital increases and mergers and acquisitions
Trading	Trading of securities and derivatives and capital investment
Savings Bank	Mutual savings bank business
Others	Other businesses and support services

1.	Source: Hyundai Securities 1H 2016 business report

[Operating Results of Hyundai Securities by Business Division as of June 30, 2016]

(Unit: KRW millions)
	Operating Income	Operating Expense	Operating Profit	Non-operating Income	Income Tax Expense	Net Income
Brokerage/asset management	282,962	271,310	11,652	10,774	26	22,400
Corporate finance	110,643	60,062	50,581	(7,354)	(39)	43,266
Trading	1,801,174	1,832,779	(31,605)	1,808	132	(29,929)
Savings bank	82,898	64,378	18,520	1,973	5,012	15,481
Other business	50,808	49,584	1,224	(9,018)	7,533	(15,327)

Total	2,328,485	2,278,113	50,372	(1,817)	12,664	35,891

1.	Source: Hyundai Securities 1H 2016 business report

[Consolidated Operating Profit and Net Profit Trends of Business Divisions of Hyundai Securities]

(Unit: KRW millions)
	1H 2016		1H 2015		2015		2014		2013
	Operating Profit	Net Profit	Operating Profit	Net Profit	Operating Profit	Net Profit	Operating Profit	Net Profit	Operating Profit	Net Profit
Brokerage/asset management	11,652	22,400	33,016	38,833	55,395	56,517	(71,988)	(73,588)	(75,334)	(76,278)
Corporate finance	50,581	43,266	31,103	30,338	124,470	134,470	41,425	42,848	833	28,302
Trading	(31,605)	(29,929)	89,824	81,127	35,091	35,684	58,640	67,139	(25,543)	(33,268)
Savings bank	18,520	15,481	41,277	41,244	48,331	83,190	20,549	21,120	425	925
Other business	1,224	(15,327)	2,797	(20,856)	(34,295)	(30,309)	(8,935)	(20,132)	25,869	37,431

Total	50,372	35,891	198,017	170,686	297,582	279,552	39,691	37,387	(73,750)	(42,888)

1.	Source: Hyundai Securities 1H 2016 business report
2.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

Hyundai Securities is composed of five business divisions, of which the brokerage/asset management division accounted for the largest portion of Hyundai Securities’ profits. However, due to reductions in the trading value of securities markets, the brokerage/asset management division recorded losses in 2013 and 2014. In 2015, the brokerage/asset management division recorded an operating profit of KRW55.4 billion due to the recovery of the securities markets. On the other hand, the corporate finance division recorded an operating profit of KRW124.5 billion in 2015 and accounted for 41.8% of Hyundai Securities’ overall operating profit, and again recorded the largest operating profit among the divisions in the first half of 2016.

However, brokerage commissions as of the first half of 2016 amounted to KRW133 billion and continued to comprise a large portion of Hyundai Securities’ commission income. Stock brokerage remains an important business area for other domestic securities companies. Market shares for brokerage commissions for stocks are as follows.

[Stock Brokerage Commission Market Shares]

(Units: KRW millions, %)
	1Q 2016		2015		2014		2013
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Hyundai Securities	59,107	7.34	292,411	7.46	188,878	6.67	144,286	6.73
Samsung Securities	65,683	8.15	307,165	7.84	232,713	8.22	160,536	7.48
NH Investment & Securities	70,409	8.74	342,385	8.73	201,632	7.12	156,099	7.28
Daewoo Securities	66,729	8.28	328,081	8.37	209,920	7.41	157,689	7.35
Korea Investment & Securities	47,556	5.90	235,737	6.01	187,716	6.63	146,960	6.85
Mirae Asset Securities	20,826	2.58	102,693	2.62	69,467	2.45	53,119	2.48

1.	Source: Financial Statistics Information System
2.	Based on brokerage commissions on equity securities.
3.	2013: April 1, 2013 – December 31, 2013

Commission income by division fluctuates according to changes in the securities industry. While the portion of commission income accounted for by brokerage commissions was 67.98% in 2014, such portion decreased to 59.43% in 2015 (despite an increase in the amount of brokerage commissions due to higher activity in the stock market) due to increases in underwriting commissions and M&A fees in the investment banking area. As of the first half of 2016, the portion of commission income accounted for by brokerage commissions decreased slightly to 62.96% compared to 70.78% for the same period in the previous year, although such portion represented an increase compared to the full year 2015. While cost cutting and other temporary measures are expected to restore profitability to a certain degree, changes in the securities investment climate and brokerage volume are expected to have a significant effect on revenue structure and stability in the medium to long term.

[Breakdown of Commission Income of Hyundai Securities]

(Unit: KRW thousands)
	1H 2016	2015	2014	2013
Brokerage commissions	133,002,773	316,468,826	210,008,570	159,067,550
Underwriting commissions	7,665,466	30,176,828	10,263,573	12,161,697
Bond private placement commissions	—	18,000	16,000	1,000
Collective investment securities commissions	5,342,869	11,812,247	10,950,897	8,385,181
Asset management fees	2,641,439	7,605,031	7,393,823	7,923,415
Mergers and acquisitions fees	15,415,442	95,356,570	23,461,018	8,653,761
Trust management commissions	3,564,520	5,201,365	6,026,083	6,437,049
Transfer commissions	163,379	325,703	312,249	211,433
Other commissions	43,438,682	65,539,585	40,514,025	19,738,821

Total	211,234,570	532,504,155	308,946,238	222,579,907

Percentage of brokerage commissions	62.96%	59.43%	67.98%	71.47%

1.	Source: Hyundai Securities 1H 2016 business report and annual reports
2.	Percentage of brokerage commissions: (brokerage commissions / commission income) x 100

Hyundai Securities is one of the securities companies with the highest percentage of commission income accounted for by brokerage commissions, and because fluctuations in trading value affect fixed fees, the sensitivity of its profits to changes in trading value is high. Investors should be aware that, due to these characteristics, Hyundai Securities has a profit structure that is highly variable and sensitive to changes in market conditions, and its brokerage division may experience a decrease in profitability due to pressure to lower commission rates because of increasing competition.

D.	Risks Relating to Asset Quality and Contingent Liabilities

Considering factors such as its provisioning ratio for sub-standard and below assets, and its low ratio of precautionary and below assets to equity capital, Hyundai Securities’ asset quality appears to be at a satisfactory level. However, it has a relatively high level of purchase obligations relating to real estate project financings, compared to other securities companies. Its guarantees, including payment guarantees, totaled KRW2,583.3 billion as of the end of June 2016, and this amount was equal to 78.04% of its equity capital on a separate basis. Accordingly, if the real estate market remains depressed in the long term, there is the possibility that the obligations of Hyundai Securities to purchase asset-backed commercial paper will have an adverse effect on its asset quality. Investors should be aware of such risks.

In order to maintain the asset quality of their assets, financial institutions are required under the Financial Investment Business Regulations to classify their assets into five categories – normal, precautionary, substandard, doubtful and estimated loss. The purpose is to induce financial institutions to take measures to prevent against the development of bad assets and to facilitate the early normalization of bad assets that have already developed, in order to promote the sound management of assets.

The criteria for classifying specific assets and liabilities into the five asset quality categories are as follows, so please refer to them when evaluating details relating to allowances for loan losses. The five categories of normal, precautionary, substandard, doubtful, and estimated loss are in order of decreasing asset quality.

[Asset Quality Classification Standards]

1. Loans, accrued revenue, privately placed bonds, advance payments, dishonored bills, defaulted bonds, payment guarantees, etc.

A.	Normal: A credit where the financial transaction details, credit status, and financial details of the transaction counterparty are satisfactory.

B.	Precautionary: A credit where the financial transaction details, credit status, and financial details of the transaction counterparty demand caution.

C.	Substandard: The expected collectible portion of a credit where the financial transaction details, credit status, and the financial details of the transaction counterparty are problematic such that collection measures or management methods must be devised.

D.	Doubtful: The portion of a credit of a transaction counterparty classified as substandard that exceeds the expected collectible portion, where losses are anticipated but the loss amount cannot be currently estimated.

E.	Estimated Loss: The portion of a credit of a transaction counterparty classified as doubtful that exceeds the expected collectible portion, where a write-off is unavoidable because the inability to collect is certain.

2. Securities-based lending, accounts receivable

A.	Normal: A credit where the market value of the collateral exceeds 130% of the value of the credit

B.	Precautionary: The collectible portion of a credit where the market value of the collateral exceeds 90% but does not exceed 130% of the value of the credit.

C.	Substandard: The collectible portion of a credit where the market value of the collateral does not exceed 90% of the value of the credit.

D.	Doubtful: The portion of a credit that exceeds the collectible portion, where losses are anticipated but the loss amount cannot be currently estimated.

E.	Estimated Loss: The portion of a credit that exceeds the expected collectible portion, where a write-off is unavoidable because the inability to collect is certain.

Overall, the level of exposure of Hyundai Securities to credit risk is quite low, and sufficient allowances have been established with respect to substandard and below credits so that the allowance/substandard and below asset ratio was 82.04% as of June 2016, while the ratio of precautionary and below assets to equity capital was 3.93%, a relatively high level compared to the domestic securities company average of 3.55% in 2015. Hyundai Securities’ substandard and below asset ratio was 1.24% as of June 2016, which was lower than the 2.19% average for domestic securities companies in 2015 and indicates a downward trend. Therefore, in light of factors such as its ratio of allowances to substandard and below assets, the low proportion of its precautionary and below assets compared to equity capital, the low proportion of substandard and below loans, and the fact that for securities-based lending, which comprises the majority of credits, cash and marketable securities are generally provided as collateral, Hyundai Securities’ overall asset quality appears to be at a satisfactory level.

(Unit: %)
	1H 2016		2015		2014		2013
	Hyundai Securities	Domestic Companies	Hyundai Securities	Domestic Companies	Hyundai Securities	Domestic Companies	Hyundai Securities	Domestic Companies
Allowances/Sub-standard & below assets	82.04%	—	79.55%	75.53%	79.03%	67.42%	72.11%	63.50%
Sub-standard & below assets/Equity	2.24%	—	2.26%	3.17%	2.42%	4.12%	2.15%	4.30%
Net precautionary & below assets/Equity	3.93%	—	2.26%	3.55%	2.42%	4.45%	2.15%	4.72%
Sub-standard & below assets ratio	1.24%	—	1.30%	2.19%	1.60%	3.63%	1.98%	4.53%

1.	Source: Company sources, Financial Statistics Information System (separate). Figures for domestic companies represent averages for domestic securities companies.

As of the end of June 2016, Hyundai Securities’ guarantees totaled KRW2,583.3 billion. Since 2012, of the total guarantees of the financial investment and trading industry, Hyundai Securities’ portion increased every year, from 6.56% in 2012, to 7.26% in 2013, 10.29% in 2014 and 11.37% in 2015. As of the end of June 2016, Hyundai Securities’ guarantees amounted to 78.04% of its equity capital. The expansion of real estate project financing operations has contributed to the recent increase in guarantees.

(Unit: KRW millions)
	1H 2016	2015	2014	2013	2012
Guarantees	2,583,251	2,754,901	2,046,281	1,174,800	710,600
Payment guarantees	27,000	30,000	973,400	409,200	50,700
Purchase guarantee commitment	868,867	900,827	778,981	670,600	529,900
Debt acquisition commitment	—	—	40,100	50,000
Other	—	—	253,800	45,000	130,000
Purchase obligation	1,645,240	1,799,900	—	—	—
Other	42,144	24,174	—	—	—

1.	Source: Financial Statistics Information System (separate) and business reports
2.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

As of the end of June 2016, the level of purchase agreements for asset-backed commercial paper relating to real estate project financings that have been entered into by Hyundai Securities is higher compared to other securities companies. In light of such fact, if the real estate market remains depressed in the long term, there is the possibility that the obligations of Hyundai Securities to purchase asset-backed commercial paper will have an adverse effect on its asset quality. However, given the diversity of the relevant credit support measures and the satisfactory progress of the relevant projects, the effect that purchase obligations relating to asset-backed commercial will have on asset quality is expected to be limited.

E.	Risks Relating to Current Composition of Owned Assets

Marketable securities comprised approximately 67.27% of the assets of Hyundai Securities, and of such securities, securities at fair value through profit or loss (“FVTPL”) comprised 72.18%. Debt securities, which amounted to KRW9,897.7 billion, comprised 87.88% of securities at FVTPL. Therefore, future increases in market interest rates may lead to valuation losses, which may adversely affect profitability as reported in the financial statements.

As of the end of the June 2016, Hyundai Securities had total assets of KRW23,198.3 billion, which reflected continuous increases in recent years. Such increases were mainly attributable to securities held due to an increase in sales of repurchase agreements, in light of restrictions imposed on call money borrowings, as well as an increase in other assets pursuant to the requirement to record all receivables following the implementation of K-IFRS. The composition of Hyundai Securities’ assets is as follows.

[Asset Composition of Hyundai Securities]

(Units: KRW millions, %)
	1H 2016		2015		2014		2013		2012
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Cash and cash equivalents	202,577	0.87	203,635	0.96	424,986	2.22	413,198	2.35	270,874	1.60
Deposits	3,245,593	13.99	2,948,218	13.84	2,875,139	15.00	1,983,243	11.27	1,786,944	10.55
Securities	15,604,426	67.27	14,358,901	67.42	12,558,223	65.50	12,344,147	70.15	12,046,822	71.11
Derivative assets	471,169	2.03	499,025	2.34	393,816	2.05	295,255	1.68	323,339	1.91
Loans	2,203,949	9.50	2,099,453	9.86	1,948,967	10.17	1,550,806	8.81	1,418,096	8.37
Tangible assets	124,509	0.54	136,982	0.64	140,926	0.74	226,769	1.29	150,988	0.89
Other assets	1,346,099	5.80	1,051,494	4.94	830,168	4.33	783,056	4.45	944,844	5.58

Total assets	23,198,322	100.00	21,297,709	100.00	19,172,225	100.00	17,596,474	100.00	16,941,908	100.00

1.	Source: Hyundai Securities sources and Financial Statistics Information System (separate)
2.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

The composition of marketable securities, which account for the largest portion of Hyundai Securities’ assets, is as follows.

[Marketable Securities Composition of Hyundai Securities]

(Unit: KRW millions)
	1H 2016	2015	2014	2013	2012
Securities	15,604,426	14,358,901	12,558,223	12,344,147	12,046,822
Securities at FVTPL	11,262,884	10,761,091	9,252,902	10,138,285	9,909,042
Available-for-sale securities	2,751,318	2,187,071	1,342,323	1,123,521	1,279,229
Held-to-maturity securities	10,000	10,000	10,000	0	0
Equity investments in associates	889,578	892,968	911,120	690,034	436,522
Derivative linked securities	690,646	507,772	1,041,878	392,306	422,030

1.	Source: Financial Statistics Information System (separate)
2.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

Marketable securities of Hyundai Securities have increased mainly as a result of an increase in holdings of government bonds, special bonds and bonds issued by banks and other financial institutions and large blue-chip corporations. Such securities are required to be pledged as collateral in connection with repurchase agreements relating to derivatives-linked securities, which have been increasing. Due to such factors, the portion of marketable securities accounted for by debt securities has increased, and as of the end of June 2016, debt securities at FVTPL totaled KRW9,897.7 billion, or 87.88% of all securities at FVTPL. Such large holdings of debt securities may lead to valuation losses if interest rates rise in the future.

[Other Assets Composition of Hyundai Securities]

(Unit: KRW millions)

	1H 2016		2015		2014		2013		2012
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Total other assets	1,346,099	—	1,051,494	—	830,168	—	783,056	—	944,844	—

Accounts receivable	1,017,457	75.59%	743,853	70.74%	501,015	60.35%	414,816	52.97%	504,433	53.39%
Deferred income	76,475	5.68%	94,125	8.95%	89,991	10.84%	79,678	10.18%	92,130	9.75%
Prepayments	27,151	2.02%	32,183	3.06%	15,199	1.83%	19,332	2.47%	25,855	2.74%
Prepaid expenses	5,235	0.39%	4,322	0.41%	20,118	2.42%	54,198	6.92%	88,040	9.32%
Prepaid taxes	26,531	1.97%	4,698	0.45%	58	0.01%	8,340	1.07%	27,675	2.93%
Deposits	56,130	4.17%	56,522	5.38%	58,364	7.03%	68,729	8.78%	76,046	8.05%
Investment real estate	53,577	3.98%	54,141	5.15%	62,963	7.58%	65,505	8.37%	57,142	6.05%
Compensation fund	13,722	1.02%	13,597	1.29%	12,473	1.50%	10,156	1.30%	11,675	1.24%
Intangible asset	58,710	4.36%	61,781	5.88%	64,233	7.74%	71,381	9.12%	69,145	7.32%
Deferred tax assets	—	0.00%	0	0.00%	18,735	2.26%	0	0.00%	0	0.00%
Other	25,453	1.89%	627	0.06%	695	0.08%	716	0.09%	508	0.05%
Allowance for doubtful accounts (-)	14,342	1.07%	14,356	1.37%	13,676	1.65%	9,794	1.25%	7,805	0.83%

1.	Source: Financial Statistics Information System (separate)
2.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

As of the end of June 2016, accounts receivable comprised 75.59% of Hyundai Securities’ total other assets. Accounts receivable have exceeded the 50% level since 2012 and have been steadily increasing. The majority of such accounts receivable consist of accounts receivable resulting from the proprietary trading of securities and receivables relating to customer trades that have not yet been settled. Accordingly, an increase in transaction volume in the stock market in the first half of 2016 has contributed to a significant increase in accounts receivable.

Accounts receivable relating to customer trades that have not yet been settled result in credit risk exposure during the time period (up to 2 business days) between the execution of the trade and the settlement date. As the central counterparty (CCP), the Korea Exchange alleviates the risk of non-payment through the operation of a common compensation fund for losses, while Hyundai Securities alleviates the risk of a customers’ non-payment through a brokerage deposit system. In addition, if a customer fails to pay the purchase price by the settlement date, Hyundai Securities may collect the purchase price through reversal of the trade. Therefore, the actual credit risk borne by Hyundai Securities is related to potential fluctuations in the security’s price during the period between the execution of the trade and the settlement date. Furthermore, with respect to standardized securities trades, Hyundai Securities recognizes both the payable and receivable arising from the on-market transaction with the Korea Exchange and the off-market transaction with the customer on the trade execution date. Accordingly, Hyundai Securities is exposed to the both the risk of fluctuations in the price of the relevant security and credit risk during the period of time between the trade date and the settlement date.

F.        Risks Relating to Liquidity and Borrowing Structure

The liquidity ratio of Hyundai Securities was 138.41% as of the end of June 2016 and 137.03% as of the end of 2015, which were less than the industry’s 2015 average of 142.97%; however, Hyundai Securities appears to possess sufficient liquidity to meet its short-term funding requirements. As of the end of June 2016, borrowings, which account for the largest portion of Hyundai Securities’ funding, amounted to KRW16,069.1 billion, representing an average yearly increase of approximately 9.92% from 2013, and the average balance of borrowings for 2016 was KRW15,691.4 billion, which represented approximately 71.59% of the average balance of all funding. Investors should be aware that the liquidity of Hyundai Securities may be adversely affected if borrowings increase in the future.

If the liquidity ratio calculated by using assets and liabilities with remaining maturities of three months or less is higher than 100%, then it can be concluded that there is sufficient liquidity to appropriately respond to funding requirements. As of the end of June 2016, Hyundai Securities’ liquidity ratio was 138.41%. However, its liquidity ratio as of the end of 2015 was 137.03%, less than the industry average of 142.97%.

[Liquidity Ratio of Hyundai Securities]

(Units: KRW millions, %)

	1H 2016	2015	2014	2013	2012
Current assets maturing within 3 months (A)	12,084,789	10,350,353	10,745,666	11,315,152	10,271,261
Current liabilities maturing within 3 months (B)	8,731,367	7,553,353	8,389,721	8,722,525	8,753,236
Current ratio (A/B x100)	138.41	137.03	128.08	129.72	117.34

1.	Source: Financial Statistics Information System (separate)
2.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

The composition of Hyundai Securities’ funding for the past three years is as follows.

[Financing of Hyundai Securities]

(Units: KRW millions, %)

		1H 2016		2015		2014
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Capital	Capital stock	1,183,063	5.40	1,183,063	5.59	1,183,063	6.16
	Capital surplus	1,063,271	4.85	1,063,271	5.02	1,063,271	5.53
	Capital adjustment	(159,884)	(0.73)	(161,890)	(0.76)	(161,890)	(0.84)
	Other comprehensive accumulated income	34,785	0.16	25,802	0.12	129,884	0.68
	Retained earnings	981,857	4.48	900,667	4.25	852,581	4.44
Deposits	Investor deposits	1,903,251	8.68	1,592,495	7.52	1,308,778	6.81
	Guaranteed deposits	16,958	0.08	16,583	0.08	12,918	0.07
	Other	1,679	0.01	11,356	0.05	15,759	0.08
Borrowings	Call money	200,318	0.91	283,218	1.34	377,100	1.96
	Bank borrowings	912,771	4.16	1,330,179	6.28	1,142,128	5.94
	Repurchase agreements	6,447,510	29.42	5,422,666	25.60	5,545,411	28.86
	Financial liabilities designated at FVTPL	6,962,723	31.77	7,345,719	34.68	4,692,580	24.43
	Derivatives	425,629	1.94	211,758	1.00	482,762	2.51
	Debentures	367,909	1.68	499,881	2.36	499,836	2.60
	Other	374,569	1.71	454,009	2.14	1,080,840	5.63
Other liabilities	Provision for retirement benefits	10,834	0.05	39,936	0.19	33,080	0.17
	Other	1,190,893	5.43	963,735	4.54	954,030	4.97

Total		21,918,136	100.00	21,182,448	100.00	19,212,131	100.00

1.	Source: Hyundai Securities 1H 2016 and annual reports
2.	Based on K-IFRS separate financial statements.

Borrowings accounted for the largest portion of Hyundai Securities’ funding, representing approximately 71.59% of the average balance. Hyundai Securities’ borrowings are as follows.

[Borrowings of Hyundai Securities]

				(Unit: KRW millions)
	1H 2016	2015	2014	2013
Borrowings	16,069,092	14,650,803	13,643,244	12,685,946
Call money	190,000	199,000	425,300	1,037,900
Bank borrowings	766,314	806,787	1,442,954	860,347
Repurchase agreements	6,715,435	5,967,005	4,732,275	5,468,656
Securities sold	346,712	279,780	259,679	442,997
Derivate linked securities sold	7,551,444	6,898,306	6,283,192	4,375,297
Debentures	499,186	499,927	499,844	500,750
(Discount)	(814)	(73)	(156)	(240)
Subordinated debentures	—	—	—	—
(Discount)	—	—	—	—
Subordinated loans	—	—	—	—
Bills issued (merchant banking account)	—	—	—	—
Other	—	—	—	—

1.	Source: Financial Statistics Information System (separate)
2.	Financial periods may differ due to changes in the fiscal period for financial reporting

* 2013: April 1, 2013 – December 31, 2013 (9 months)

* 2012: April 1, 2012 – March 31, 2013 (12 months)

Hyundai Securities’ borrowings increased by approximately 26.67%, from KRW12,685.9 billion as of the end of 2013 to KRW16,069.1 billion as of the end of June 2016, which was primarily attributable to an increase in repurchase agreements and derivatives-linked securities sold. Hyundai Securities’ repurchase agreements and securities sold are subject to provision of collateral through the Korea Securities Depository, etc., and while no collateral is provided for derivatives-linked securities sold, because a large portion thereof is matched with stocks, bonds and derivatives products, the actual risk does not appear to be high. The current status of equity-linked securities (“ELS”) and derivatives-linked securities (“DLS”) issuances, which comprise the largest portion of Hyundai Securities’ borrowings as of the end of June 2016, is as follows.

[New Issuances of ELS and DLS of Hyundai Securities by Year]

				(Unit: KRW millions)
	1H 2016	2015	2014	2013
ELS	1,604,020	6,769,733	6,662,207	2,763,500
DLS	1,577,326	3,276,140	2,812,884	1,635,753

Total	3,181,346	10,045,873	9,475,091	4,399,253

1.	Source: Hyundai Securities business report

From 2013 to 2015, ELS and DLS increased, but after the steep decline of the Hang Seng China Enterprises Index in 2015, ELS issuances for the first half of 2016 rapidly decreased, remaining at KRW1.6 trillion, which, on an annualized basis, is half of the issuances of the previous year. For sales of ELS and other such derivatives products, the repayment obligation to the customer is with the selling company, Hyundai Securities. While self-hedging, etc. is conducted to reduce risk, Hyundai Securities’ exposure to interest rate risk and credit risk may increase due to government bonds used for such purposes.

Hyundai Securities’ leverage ratio increased by approximately 10.92percentage points from 586% as of the end of 2013 to 650% as of the end of 2015, and was 700% as of the end of June 2016, which represents a continuous increase.

[Leverage Ratio of Hyundai Securities]

	1H 2016	2015	2014	2013
Leverage ratio	700%	650%	625%	586%

1.	Source: Hyundai Securities 1H 2016 business report and annual reports (separate)
2.	Leverage ratio: total assets / total equity

As a follow-up measure to previously announced policy changes including the NCR Improvement Measures and the Financial Regulation Reform Measures, the FSC passed a resolution to amend the Regulations on the Financial Investment Industry and the Regulations on Securities Issuances and Public Disclosures in October 2014. Accordingly, starting in 2016, in conjunction with the full implementation of the amended NCR requirements, leverage ratio requirements will be introduced as a standard for applying timely correctional measures, thus strengthening the supervision of securities companies with weak business performance and financial soundness. Companies with net losses for two consecutive years and with a leverage ratio of more than 900%, and companies with a leverage ratio of more than 1,100%, will receive management improvement recommendations. Companies with net losses for two consecutive years and with a leverage ratio of more than 1,000%, and companies with a leverage ratio of more than 1,300%, will receive management improvement requests. Leverage ratios in the financial investment industry have increased from 748.5% at the end of 2015 to 861.47% at the end of 2016 primarily due to increased investor demand for ELS and RPs issued by financial investment companies in the low interest rate environment.

In the context of the increasing leverage ratio of Hyundai Securities, its total amount at risk has been increasing due to asset growth as well as an increase in credit extensions, including real estate project financing guarantees, driven by the investment banking division’s aggressive business activities. Accordingly, in addition to the amended NCR ratio, the leverage ratio must be monitored.

G.	Net Capital Ratio Trends

Hyundai Securities’ net capital ratio (“NCR”) was 916.1% as of the end of June 2016, and while lower than the average NCR of 1,383.3% of securities companies with more than KRW3 trillion of paid-in capital, the ratio is higher than that requiring timely corrective action (150%) as set forth by the financial supervisory authorities and is currently at a stable level. However, Hyundai Securities’ transaction volume is increasing, including (1) capital investments and (2) real estate project finance-related purchase commitments, which may lead to a decrease in its NCR and an increase in its risk exposure. Investors should be aware that, if Hyundai Securities fails to effectively manage its risks, it may become exposed to significant liquidity risk.

Recently, risks in the capital markets in which Hyundai Securities conducts business are becoming increasingly complex and varied compared to the past, due to the introduction of new derivative financial products and increasing competition caused by the sale of similar products by financial investment companies, as well as their diversification and globalization. NCR regulations exist to promote the financial soundness of financial investment companies under rapidly changing market conditions, and ultimately to protect investors. Starting from 2016, the NCR formula changed from “net working capital / total risk * 100,” to “(net working capital – total risk) / (70% of the legally required equity capital for each unit of licensed operations).”

As a financial investment company, Hyundai Securities’ business activities may be affected by management improvement recommendations, requests and orders from the financial supervisory authorities in accordance with NCR requirements established by financial supervisory regulations, and the timely corrective action ratios established by the financial supervisory authorities are as follows.

	Management Improvement Recommendation	Management Improvement Request	Management Improvement Order
Net capital ratio	100%	50%	0%

[Net Capital Ratio Trend of Hyundai Securities]

				(Units: KRW millions, %)
Type	1H 2016	2015	2014	2013
Net working capital (A)	1,983,085	1,814,784	1,923,319	1,651,538
Total risk amount (B)	751,843	685,973	592,379	412,661
Required capital (C)	134,400	268,800	—	—
Net capital ratio [(A-B)/C]	916.10	419.94	—	—
Surplus capital (A-B)	1,231,242	1,128,811	1,330,940	1,238,877

1.	Amended NCR calculation formula applied as of January 2015.
2.	In accordance with the Financial Investment Business Regulations, in 2015 the company early adopted the new NCR , applying a 200% weighting to required capital (applicable to financial investment companies with equity capital in excess of KRW3 trillion). In 2016, due to the general implementation of the new NCR, it removed such weighting.

(Source: Hyundai Securities 1H 2016 business report and annual reports)

The total amount at risk of Hyundai Securities has been increasing due to asset growth as well as an increase in credit extensions, including real estate project financing guarantees, driven by the investment banking division’s aggressive business activities. As of the end of June 2016, its NCR was 916.10%, which was lower than the average NCR of securities companies with equity capital in excess of KRW3 trillion, which was 1,383.3%.

[Average Net Capital Ratio of Securities Companies with Equity Capital in Excess of KRW3 Trillion]

				(Units: KRW millions, %)
Corporate Name	2016			2015
	Net Capital	Total Risk Amount	NCR (Reformed)	Operating NCR
Mirae Asset Daewoo	3,810,246	828,403	2,218.6	905.1
NH Investment & Securities	2,816,901	1,322,093	1,148.1	771.9
Samsung Securities	2,557,238	667,909	1,451.1	689.2
Korea Investment & Securities	2,413,960	824,370	1,182.7	596.6
Hyundai Securities	1,983,085	751,843	916.1	419.9
Average	2,716,286	878,924	1,383.3	676.5

1.	Source: 1H 2016 business reports and annual reports of each company
2.	In accordance with the Financial Investment Business Regulations, in 2015 companies early adopted the new NCR , applying a 200% weighting to required capital (applicable to financial investment companies with equity capital in excess of KRW3 trillion). In 2016, due to the general implementation of the new NCR, they removed such weighting.

While Hyundai Securities has KRW1,231.2 billion of surplus capital (net working capital – total risk) as well as a strong capital base, recent rapid increases in its contingent liabilities necessitate continuous monitoring of its capital. Investors should be aware that, as the level of risk assumed increases with higher exposures resulting from capital investments and sales of new securities, if careful risk management is not implemented in response, Hyundai Securities may become exposed to significant liquidity risk.

H.	Risks Relating to Litigation and Sanctions

As of the business day immediately before date of submission of the Securities Registration Statement, there were 58 cases of ongoing litigation involving Hyundai Securities (with an aggregate claimed amount of KRW53.7 billion), and of these cases, the claimed amount of actions where Hyundai Securities is the defendant was KRW22.1 billion, representing 41.15% of the total. The results of such litigation and the timeframe in which fund outflows will occur in relation thereto are difficult to predict. If the scope of its pending litigation expands in the future, there may be adverse effects to the results of operation of Hyundai Securities. In addition, increases in sanctions, fines and penalties relating to violations of various regulations may result in restrictions to its business activities. Investors should be aware of the foregoing.

As of the business day immediately before the date of submission of the Securities Registration Statement, there were 58 cases of ongoing litigation involving Hyundai Securities (with an aggregate claimed amount of KRW53.7 billion), and of these cases, the claimed amount of actions where Hyundai Securities is the defendant was KRW22.1 billion, representing 41.15% of the total. The details of such litigation are as follows.

[Details of litigation where Hyundai Securities is a defendant]

			(Unit: KRW hundred millions)
Company	Type of litigation	Plaintiff	Defendant	Claimed amount	Note
Hyundai Securities	Return of unjust enrichment	Kim Byung Soo and 6 others	Hyundai Securities	7	Trial court
	Miscellaneous	—	—	53	10 cases
	Total	—	—	60	11 cases
Hyundai Savings Bank	Registration of ownership transfer	TimeTower, Inc.	Hyundai Savings Bank	48	Trial court
	Miscellaneous	—	—	113	13 cases
	Total	—	—	161	14 cases

1.	Source: Hyundai Securities 1H 2016 business report

[Details of litigation where Hyundai Securities is a plaintiff]

(As of May 12, 2016)			(Unit: KRW hundred millions)
Company	Type of Litigation	Plaintiff	Defendant	Claimed amount	Note
Hyundai Securities	Return of unjust enrichment	Hyundai Securities, Inc. and 18 others	Republic of Korea	12	Trial court
	Miscellaneous	—	—	65	4 cases
	Total	—	—	77	5 cases
Hyundai Savings Bank	Objection to confirmation of rights	Hyundai Savings Bank	KT&G Core, Inc.’s legal administrator	56	Appellate court
	Miscellaneous	—	—	183	27 cases
	Total	—	—	239	28 cases

1.	Source: Hyundai Securities 1H 2016 business report

In the litigation cases in which Hyundai Securities or its consolidated subsidiaries are defendants, the total claimed amount is approximately KRW24.8 billion, and at the present time, the results of such litigation and the timeframe in which fund outflows will occur in relation thereto are difficult to predict. In light of the terms of applicable agreements between Hyundai Securities or its subsidiaries and relevant financial institutions and the amounts available thereunder, the results of such litigation are not expected to have a material effect on Hyundai Securities’ financial condition. However, investors should be aware that if the image of Hyundai Securities is adversely affected due to unfavorable outcomes in such litigation, if the scope or scale of pending litigation increases in the future, the results of operations of Hyundai Securities and its consolidated subsidiaries may be adversely affected.

As of the end of June 2016, the sanctions imposed upon Hyundai Securities and its consolidated subsidiaries by financial authorities are as follows, and as of the business day before the submission of the Securities Registration Statement, there have been no additional matters relating to sanctions.

A.	Sanctions against the institution

Company	Date	Measures	Incident		Status of measures taken	Measures to prevent reoccurrence

Hyundai Securities	April 13, 2012	KRW319.9 million penalty assessed by the Securities and Futures Commission	–	As an entity that executed a purchase agreement with China Ocean Resources Co., Ltd., Hwa Ree Chang, who is the actual major shareholder, needed to be listed as a major shareholder in the securities registration agreement in accordance with paragraph (1) of Article 119 of the FSCMA. However, Jae Shin Chu was falsely listed as a major shareholder in the securities registration statement; fines were assessed in accordance with paragraph (1) of Article 429 of the FSCMA.	Measures fulfilled	Compliance with regulations
	December 26, 2012	KRW1,467 million penalty assessed by the Fair Trade Commission	–

Due to collusion on rate of return on national housing bonds, received sanctions, including correction orders, official orders, penalties and prosecutorial charges, in accordance with subparagraph (1), paragraph (1) of Article 19 of the Fair Trade Act.

					Measures fulfilled	Compliance with regulations
	July 3, 2014	KRW50 million fine assessed by the FSC	–	Purchased The 27th Bonds issued by Hyundai Logistics in the amount of KRW3.9 billion on January 15, 2013 and acquired The 28th Bonds issued by Hyundai Logistics in the amount of KRW9.8 billion on July 12, 2013, but did not obtain a prior board approval relating to exceeding the holding period by 3 months. In addition, failed to report such purchases to the FSC or disclose the same on the internet homepage. Assessed a fine in accordance with subparagraphs (16) and (17) of paragraph (1) of Article 449 of the FSCMA.	Measures fulfilled	Compliance with regulations
	January 28, 2015	KRW25 million fine assessed by the FSC	–	Promised to conduct parking transactions with an [unnamed] Investment Trust Management, Inc. and provided bond parking accounts totaling KRW50 billion during the period from June 5, 2013 to June 10, 2013. During that same period, conducted bond transactions totaling KRW100 billion for the purpose of relieving parked bonds through methods such as buying below or above market price (off-market asking prices for immediately previous transaction) over two rounds and transferred the resulting gains to [unnamed] Investment Trust Management, which qualified as a violation of the prohibition against financial investment product sale-related unwholesome transactions, and was assessed fines in accordance with subparagraph (29) of paragraph (1) of Article 449 of the FSCMA.	Measures fulfilled	Compliance with regulations
	May 27, 2015	KRW50 million fine (judgment of trial court)	–	Agents (staff) of five companies, including Hyundai Securities, lowered the purchase price set the following day by increasing the rate of return of the bonds reported to the Korea Exchange and thereby increased profits while colluding to report identical profitability to maintain the purchase-only securities company qualification. Was summarily indicted by prosecutors in accordance with Article 70 and subparagraph (9) of paragraph (1) of Article 66 of the Fair Trade Act and received summary judgment from the trial court resulting in a fine.	In the process of appeal and second trial	—
	November 23, 2015	KRW30 million fine assessed by the FSC	–	During the period from June 29, 2011 to August 29, 2013, sold corporate bonds to four individual investors (four rounds of investment, investment amount of KRW90 million) through investment solicitations, but failed to obtain the requisite written acknowledgement of the risks and the details of the financial investment products, violating their disclosure obligations; assessed fines under subparagraph (21) of paragraph (1) of Article 449 of the FSCMA.	Measures fulfilled	Compliance with regulations

Hyundai Securities	March 21, 2016	KRW2 million fine assessed by the Fair Trade Commission	– –

Incorrectly listed the sales transaction amount for provision of goods and services to affiliated companies in the 2013 disclosure of the business group status (annual disclosure)

In accordance with 2013-4 of the Fair Trade Commission notice, “Penalty standards regarding violations of regulations relating to significant matter disclosure of subsidiary companies within a conglomerate group,” assessed a penalty.

					Measures fulfilled	Compliance with regulations

	May 25, 2016	Suspension of operations for one month (FSC)	–	Due to violations of the prohibition on reciprocal transactions regarding discretionary investment assets, and violations of the prohibition on using trust contracts and others to avoid the prohibition on reciprocal transactions regarding discretionary investment assets, in accordance with subparagraph (1), paragraph (3) of Article 420 of the FISCMA, suspended from entering into new investment trust contracts that include debt securities (excluding investment trust contracts regarding individual comprehensive asset management accounts) for one month	Measures fulfilled	Compliance with regulations
	May 25, 2016	KRW287.5 million fine (FSC)	–	Due to violation of prohibited actions such as executing trust contracts for the purpose of avoiding prohibitions on reciprocal investment trust asset transfers, and unfairly quoting rates of return when soliciting investment such as investment trust contracts, in accordance with subparagraph (29) of paragraph (1) of Article 449 of the FSCMA, assessed a penalty.	Measures fulfilled	Compliance with regulations
Hyundai Savings Bank	September 18, 2011	Declared an insolvent financial institution by the FSC	– *	Impairment of capital Declaration as an insolvent financial institution was with respect to Daeyeong Mutual Savings Bank (before its acquisition by Hyundai Securities)	Transfer of management right to Hyundai Securities and satisfaction of prompt correction actions required through recapitalization and resumption of operations	—
	February 12, 2014	KRW5 million fine assessed by the FSC	–	Violation of Article 3 of the Act on Real Name Financial Transactions and Confidentiality	Completed payment of penalty by deadline	Compliance with regulations
	March 19, 2015	Institutional warning by FSC	–	Wrongful treatment of asset-based lending on accounts receivable bonds	Measures fulfilled	Compliance with regulations
	September 21, 2015	KRW20 million penalty assessed by the FSC	–	Low allowance for loan losses regarding loans	Completed payment of fine by deadline	Compliance with regulations

1.	Source: Hyundai Securities 1H 2016 business report

B.	Sanctions against executive officers and employees

Company	Date	Subject of Measures			Measures	Reason	Status of Measures taken	Measures to prevent reoccurrence
		Position	Current or former	Years of service
Hyundai Securities	September 9, 2011	Executive director treatment	Current	12y 10m	Reprimand	- Violated obligation to record orders	Measures fulfilled	Compliance with internal control standards
	September 17, 2014	Executive director	Current	15y 8m	3 month pay cut	- Inappropriate sales activity during reporting of market price for a small scale bond	Measures fulfilled	Compliance with internal control standards
	February 1, 2016	Senior managing director	Former	2y 8m	Reprimand	- Violation of executive officer and employee restrictions on financial investment product sales	Measures fulfilled	Compliance with internal control standards
	February 3, 2016	Executive director	Current	27 y	3 month pay cut	- Inappropriate underwriting by the lead underwriting company, violation of the prohibition on payment guarantees for company affiliates	Measures fulfilled	Compliance with internal control standards
	July 21, 2016	Executive director	Current	27y 8m	Reprimand	- Violation of prohibition on reciprocal investment trust asset transfers	Measures fulfilled	Compliance with internal control standards

	July 21, 2016	Managing director	Current	30y 1m	Reprimand	- Violation of prohibition on executing linked transactions for the purpose of avoiding prohibitions on transactions between trust assets and proprietary assets	Measures fulfilled	Compliance with internal control standards
	July 21, 2016	Managing director	Former	3y 4m	Reprimand equivalent	- Violation of prohibition on reciprocal investment trust asset transfers	Measures fulfilled
	July 21, 2016	Executive director	Former	27 y 11 m	Reprimand equivalent	- Violation of prohibition on promoting self or third party profits	Measures fulfilled	Compliance with internal control standards

Hyundai Savings Bank	August 8, 2012	- Representative director - Representative director - Representative director - Standing auditor - Standing auditor - Director - Director - Senior manager - Senior manager	Former Former Former Former Former Former Former Former Former	6y 6m 8y 9y 7m 4y 4m 25y 9m 2y 4y 5m 2y 2m 10y	6m suspension 3m suspension 6m suspension Reprimand Warning Warning 3m pay cut Reprimand Warning

-   Illegal extension of credit to major shareholders

-   Inappropriate handling of loans

-   Failure to adhere to obligations regarding loans to be written off

-   Failure to adhere to obligations regarding disposal of owned real estate

							Measures fulfilled	Compliance with internal control standards

Hyundai Savings Bank	December 16, 2013	- Representative director - Representative director - Director - Director - Director - General manager - General manager - General manager - General manager - Deputy general manager	Former Current Current Current Current Former Former Former Former Former	9y 1y 4m 1y 4m 1y 4m 1y 6m 3y 4m 1y 1m 4m 7y 11m 10y 4m	Reprimand Notice of warning Warning Warning Warning Warning Reprimand Warning Warning Warning

-   Dealt individual borrower credit offerings in excess of allowable limits

-   Inappropriate handling of settlement tasks and exaggerated calculation of BIS capital adequacy ratios

-   Violations of the obligation to conduct financial transactions with real identities

-   Dealt mortgages in excess of loan-to-value ratios

							Measures fulfilled	Compliance with internal control standards

		- Senior manager - Manager - Manager - Manager - Assistant manager	Former Former Former Current Current	15y 10m 2y 9m 2y 1m 2y 9y	Warning Warning Warning Warning Warning

-   Conducted real estate development business without FSC approval

-   Improper acquisition of collateral and guarantees

-   Improper management/ supervision of loan solicitation companies

-   Improper handling of deposit activities

-   Improper handling of loan activities

-   Improper acquisition business of non-business real estate

Hyundai Savings Bank	March 19, 2015

-   Representative director

-   Representative director

-   Representative director

-   Representative director

-   Representative director

-   Audit head

-   Controller

-   Auditor

-   Head

-   Head

-   Head

-   Team head

-   Team head

-   Assistant manager

-   Assistant manager

			Current Former Former Former Former Former Former Former Former Current Former Former Former Current Current	2y 8m 10m 6y 6m 9y 7m 8y 1y 6m 2y 9m 4y 4m 1y 2m 2y 8m 4y 6m 10y 5m 4y 9m 7y 5m 4y 5m	Notice of warning Warning Notice of warning Reprimand 3 month suspension Warning Warning Warning Warning Warning Warning Reprimand Reprimand Warning Warning	- Inappropriate handling of secured borrowing for accounts receivable bonds	Measures fulfilled	Compliance with internal control standards

Hyundai Savings Bank	May 4, 2015	- Representative director - Audit head - General manager - General manager - Branch head - General manager	Current Former Former Former Current Former	2y 11m 1y 6m 8y 6m 1y 1m 5y 6m 8y 6m	Notice of warning Warning Warning Warning Warning Warning	- Inappropriate handling of settlement business and exaggerated calculation of BIS capital adequacy ratios - Dealt mortgages in excess of loan-to-value ratios of mortgage loans	Measures fulfilled	Compliance with internal control standards

1.	Sanctions against employees as of August 8, 2012 were measures taken in response to the investigation of Daeyeong Mutual Savings Bank prior to its acquisition by Hyundai Securities.

Taking into consideration the amount of cash and cash equivalents of Hyundai Securities and its consolidated subsidiaries, the effect of the penalties above has been determined to be minimal. However, if there are increases to the sanctions levied and penalties imposed with respect to violations of applicable law, losses resulting therefrom may increase, and there may be adverse effects on Hyundai Securities and its subsidiaries, such as damage to the relevant company’s image as well as increased restrictions on business activities stemming from sanctions and strengthened requirements for internal controls.

I.	Risk Relating to Consolidated Subsidiaries

As of the end of June 2016, Hyundai Securities had a total of 108 consolidated subsidiaries, including special purpose companies. The effect of the consolidated subsidiaries on Hyundai Securities and its financial statements through their total assets and liabilities, etc. is limited. However, among the subsidiaries, the subsidiary accounting for the largest portion of operating income is Hyundai Savings Bank, which conducts financial businesses. If the profitability of Hyundai Savings Bank decreases due to an increase in competition or regulation, there may be an adverse effect on the profitability of Hyundai Securities.

As of the end of June 2016, Hyundai Securities had a total of 108 consolidated subsidiaries, including special purpose companies. Hyundai Securities’ main consolidated subsidiaries are companies that conduct financial businesses, including as savings banks, asset management companies and overseas local entities, and other than such companies, the remaining consolidated subsidiaries generally consist of special purpose companies.

						(Units: KRW millions, shares, %)
Corporate Name	Initial Acquisition Date	Purpose of Investment	Initial Acquisition Amount	Balance as of 1H 2016			Financial Status as of Latest Fiscal Year
				Number of Shares Owned	Share Ownership %	Book Value	Total Assets	Profit (Loss) for the Period
Hyundai Asset Management	Nov. 24, 2008	Subsidiary company	30,000	6,000,000	100.00	25,541	31,237	377
Hyundai Savings Bank	Nov. 16, 2011	Subsidiary company	96,827	55,600,000	100.00	258,385	1,495,697	15,482
AQAP Fund	July 10, 2013	Subsidiary company	114,470	70,000	100.00	71,090	71,183	(3,920)
Hyundai-Tongyang Agrifood Private Equity Investment	May 13, 2011	Subsidiary company	408	3,912,000	25.47	3,912	18,509	(2,471)
Keystone-Hyundai Securities No.1 Private Equity Investment	March 30, 2015	Subsidiary company	1,925	1,925,000,000	5.64	1,925	69,585	(585)

1.	Source: Hyundai Securities 1H 2016 business report

Of the main subsidiaries, the company that accounts for the highest portion of assets and sales is Hyundai Savings Bank. On October 27, 2011, pursuant to a resolution of its board of directors, Hyundai Securities acquired Daeyeong Mutual Savings Bank (currently Hyundai Savings Bank). The acquisition method was through acquiring 100% of the shares of former shareholders (Digital Tech 53%, KOAS 20%, Ko Kwang Sun and specially related parties 27%) at KRW1 per share (2,400,000 shares acquired, acquisition price KRW2,400,000), and afterwards, participating in the capital increase of Daeyeong Mutual Savings Bank (19,200,000 shares newly issued, acquisition price KRW96,000,000,000).

Approval from the FSC for the above savings bank acquisition was obtained on November 16, 2011, after Hyundai Securities entered into a share purchase agreement with the former shareholders of Daeyeong Mutual Savings Bank, and from November 21, 2011, all financial operations of Daeyeong Mutual Savings Bank were resumed. On December 1, 2011, the company was added as an affiliate of the Hyundai Group.

Subsequently, Hyundai Securities participated in a KRW120 billion capital increase of Daeyeong Mutual Savings Bank to secure the company’s financial stability, which had been damaged as a result of its continuous losses. After its addition as a subsidiary, the company succeeded in earning a profit at the end of 2014, and as of the end of June 2016, the quarterly net profit of Hyundai Savings Bank was KRW15.48 billion.

				(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014	2013
Total Assets	1,495,697	1,153,655	1,303,315	1,081,248	1,243,796
Total Liabilities	1,297,433	1,011,814	1,120,661	854,814	1,036,362
Total Capital	198,264	141,841	182,654	226,434	207,434
Operating Profit	82,898	90,830	150,255	187,972	101,966
Current Term Net Profit (Loss)	15,482	41,204	83,190	19,077	(1,080)

1.	Source: Hyundai Savings Bank (based on IFRS).

As of the end of June 2016, the BIS ratio of Hyundai Savings Bank was 16.14%, which was higher than the 11.26% average BIS ratio of the mutual savings bank industry. Hyundai Savings Bank’s operating expense ratio (operating expenses/operating profit) was also at a sufficient level of 70.26% as of the end of June 2016, after decreasing consistently from 124.72% in 2013.

[Credit Quality, Capital Adequacy and Profitability of Hyundai Savings Bank]

				(Units: KRW millions, %)
Type	1H 2016	2015	1H 2015	2014	1H 2014	2013
Total Loans	1,259,250	1,107,547	1,024,548	809,258	772,845	841,645
Standard	33,224	46,164	55,942	84,202	67,640	74,007
Doubtful	29,027	22,648	30,933	30,296	25,961	29,876
Estimated Loss	4,436	7,501	7,649	29,094	24,250	26,518
Sub-standard & Below Loans	66,687	76,313	94,524	143,592	117,851	130,401
Sub-standard & Below Loans Ratio	5.30	6.89	9.23	17.74	15.25	15.49
Equity Capital	214,052	194,957	138,262	113,896	102,871	96,813
Total Assets	1,512,803	1,315,474	1,150,073	968,954	948,572	1,102,051
Tangible Common Equity Ratio	14.15	14.82	12.02	11.75	10.84	8.78
Operating Expense Ratio	70.26	66.41	73.79	83.66	107.96	124.72
Operating Costs	63,928	49,125	98,880	55,348	139,726	80,686
Operating Profit	86,699	73,974	134,002	66,162	129,423	64,692

1.	Source: Financial Supervisory Service’s Financial Statistical Information System
2.	Each 1H: January ~ June / each year: January ~ December

Domestic savings banks engage in retail financing operations, such as loans and deposits, for local individuals, small-scale merchants and small and mid-size businesses. The savings bank industry experienced high growth from 2003 to 2010, at an average annual rate of approximately 18%, fueled by factors such as growth of the real estate market. However, due to deteriorations in growth rates, profitability and asset quality stemming from defaults in project financing loans provided during the period of high growth, the industry has been undergoing significant restructuring under the leadership of the financial authorities. In addition, due to factors such as the strengthening of asset quality regulations, the business environment is contracting.

However, most of the restructuring has been completed, and policy measures for the revitalization of the savings bank industry, along with efforts to diversify the revenue base of savings banks and improve their risk management, may lead to gradual improvement in the profitability and asset quality of savings banks. However, loan-deposit interest rate margins may decrease as a result of high interest rate deposit products and low interest rate loans offered to attract customers, which may have an adverse impact on the profitability of savings banks. Furthermore, increased competition and strengthened regulations in the financial industry, in which the major consolidated subsidiaries of Hyundai Securities operate, may result in a decrease in their profitability, which in turn could have an adversely effect on the profitability and business of Hyundai Securities.

[Other Risks]

A.	Risks Relating to Fluctuations in KB Financial Group’s Stock Price

The volatility of KB Financial Group’s stock price may increase for a variety of reasons, and in particular, investors should be aware of the fact that when new shares are issued in the Stock Swap (including in exchange for treasury shares of Hyundai Securities acquired as a result of shareholders’ exercise of appraisal rights), investors will be exposed to the risk of fluctuations in the market price of KB Financial Group’s stock. When the Stock Swap is concluded, each registered share of Hyundai Securities will be exchanged into 0.1907312 share of KB Financial Group, which may cause dilution in the stakes of the shareholders of KB Financial Group. In addition, the swap ratio for the Stock Swap is fixed and will not be adjusted based on future changes in the market prices of the stock of KB Financial Group or Hyundai Securities. Therefore, there is a risk that the price of the KB Financial Group shares that will be received by Hyundai Securities shareholders in the Stock Swap will fluctuate.

The causes of fluctuations in the market conditions encountered by KB Financial Group and its subsidiaries are varied and include (1) general economic conditions, (2) policy and regulation changes, (3) fluctuations in results of operations, and (4) the operating conditions of KB Financial Group its and competitors. The potential exists for large fluctuations in prices and trading volume in the securities markets due to indeterminable factors, independent of the results of operations or financial condition of KB Financial Group and its subsidiaries.

In addition, while the Stock Swap Agreement contains termination provisions that may be triggered upon mutual written agreement in the event of a material change in the assets or management condition of KB Financial Group or Hyundai Securities, including as a result of force majeure events, the Stock Swap Agreement does not include an explicit termination provision relating to market price fluctuations affecting the stock of the two companies that occur after the execution of the Stock Swap Agreement. Accordingly, shareholders of Hyundai Securities will be exposed to the risk of fluctuations in the price of the KB Financial Group shares they will acquire as a result of the Stock Swap.

B.	Risks Relating to the Trading Suspension of the Stock of Hyundai Securities

The final date to submit the old stock certificates of Hyundai Securities (the wholly-owned subsidiary) is expected to be October 18, 2016, and therefore, trading of the common shares of Hyundai Securities is expected to be suspended from the business day prior to such date (October 17, 2016) to the day before the date of listing of the new common shares of KB Financial Group (expected to be October 31, 2016). Hyundai Securities’ shareholders should be aware of this fact.

The final date to submit the old stock certificates of Hyundai Securities (the wholly-owned subsidiary) is expected to be October 18, 2016, and therefore, trading of the common shares of Hyundai Securities is expected to be suspended from the business day prior to such date (October 17, 2016) to the day before the date of listing of the new common shares of KB Financial Group (expected to be October 31, 2016). Hyundai Securities’ shareholders should be aware of this fact.

[Expected Dates for Submission of Old Share Certificates and Listing]

Expected date of public announcement/notice of invalidation of old share certificates	October 11, 2016
Trading suspension period for shares of Hyundai Securities	October 17 – 31, 2016
Expected end date for submission of old share certificates	October 18, 2016
Expected date of delivery of new share certificates of KB Financial Group	October 31, 2016
Expected listing of new shares of KB Financial Group	November 1, 2016
Delisting of shares of Hyundai Securities	November 1, 2016

1.	The schedule may change based on consultation with the relevant authorities or in the course of the transaction.

C.	Risks Relating to the Need for Additional Funds

The wholly-owned subsidiary, Hyundai Securities, may require additional funds due to the exercise of appraisal rights during the course of the Stock Swap. The Stock Swap may be adversely affected if the funds needed for such purpose are greater than expected. Investors should be aware of such risks.

The wholly-owned subsidiary, Hyundai Securities, may require additional funds due to the exercise of appraisal rights during the course of the Stock Swap. The Stock Swap may be adversely affected if the funds needed for such purpose are greater than expected.

In addition, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement if, due to the exercise of appraisal rights by shareholders of Hyundai Securities dissenting to the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW770 billion (116,016,000 shares of Hyundai Securities, which is 49% of the total issued shares of Hyundai Securities).

If the Stock Swap Agreement is not terminated and appraisal rights are exercised, Hyundai Securities will incur significant costs for the purchase of the relevant shares, which will not only increase the cost of the Stock Swap but also decrease the capital of Hyundai Securities and weaken its financial condition. In addition, KB Financial Group’s capital adequacy may be adversely affected until the disposal of the relevant treasury shares by the deadline for such disposal under applicable law. Investors should be aware of such risks.

The funding plans of Hyundai Securities for the purchase of its shares pursuant to the exercise of appraisal rights are as follows.

•	KRW200 billion of funds held by Hyundai Securities (short-term financial products under management), KRW300 billion through issuance of electronic short-term bonds, KRW270 billion through call money / institutional RPs, for a total of KRW770 billion of funding

D.	Possibility of Changes to the Legal and Regulatory Landscape

KB Financial Group and its subsidiaries operate in a legal and regulatory environment that is subject to change, and may become subject to penalties and other regulatory measures in the event of a violation of applicable laws.

KB Financial Group and its subsidiaries provide a comprehensive set of financial services and must abide by many regulations that exist to preserve the safety of Korea’s financial system and minimize exposure to risk. These regulations may restrict transactions of KB Financial Group and its subsidiaries, and KB Financial Group and its subsidiaries may incur additional expenses if the regulations change. Supervisory authorities periodically review the regulations applicable to the operations of KB Financial Group. KB Financial Group and its subsidiaries expect continuous changes to the regulatory environment.

If changes occur to the regulations that apply to the financial industry, of which KB Financial Group is a part, or the application or interpretation of such regulations, regulatory risks that are not foreseen by KB Financial Group and its subsidiaries may arise, which may have an adverse effect on its operating results and financial condition. Furthermore, if regulatory violations occur, KB Financial Group and its subsidiaries may become subject to various liabilities and obligations. There is no guarantee that such events will not occur, and any such changes or violations may adversely affect KB Financial Group’s reputation and profits.

E.	Trend Toward Strengthening of the Management and Supervision Standards of the Korea Exchange

Recently, there is a trend towards the strengthening of management and supervision standards for publicly listed companies such as KB Financial Group, and if KB Financial Group violates listing standards or other applicable regulations, it may become subject to sanctions by the Korea Exchange in the form of stock trading suspensions, designation as an issuer subject to monitoring, delisting review, delisting, etc.

KB Financial Group is a corporation with stock listed on the KOSPI Market established by the Korea Exchange. Recently, management and supervision standards of the Korea Exchange and the financial supervisory authorities are becoming stricter, and penalties for violating applicable regulations may include stock trading suspensions, designation as an issuer subject to monitoring, delisting review, delisting, etc. In the future, if KB Financial Group becomes subject to sanctions that are currently unanticipated, investors may incur significant investment losses due to a decline in stock price or restrictions on liquidity (ability to convert into cash). Investors should carefully review the relevant regulations before making an investment decision.

In particular, investors should be aware of Article 75 of the KOSPI Market Listing Regulations (Designating Stocks as Subject to Monitoring, Etc.), Article 80 of the KOSPI Market Listing Regulations (Delisting Standards for Stock), and Article 80-2 of the KOSPI Market Listing Regulations (Review by the Delisting Investigatory Committee).” Detailed financial regulations can be accessed through the website of the National Law Information Center (http://law.go.kr), the FSS’s Financial Laws and Regulations website (http://law.fss.or.kr) and the Korea Exchange Laws and Regulations website (http://law.krx.co.kr).

F.	Possibility of Revisions During the Disclosure Review Process

The Securities Registration Statement and the (preliminary) prospectus and the miscellaneous attached (included) documents may be revised during the disclosure review process, and if material contents closely related to the investment decision are revised, there may be changes to the schedule. Furthermore, the schedule may change during the process of dealing with the relevant authorities. Accordingly, investors should continue to check on the progress of the disclosure review process.

The effectiveness of the Securities Registration Statement relating to the Stock Swap, which was prepared in accordance with Article 120 Paragraph 3 of the FSCMA, is not an acknowledgement that the stated facts in the Securities Registration Statement are true and accurate, and the government does not guarantee or approve the value of the securities; therefore, any investment in the relevant securities is the sole responsibility of the investor.

KB Financial Group’s business report (including quarterly and half year reports), audit report and other miscellaneous regular and periodic disclosure reports are available electronically through the FSS’s Data Analysis, Retrieval and Transfer System website (http://dart.fss.or.kr), and investors should refer to these materials when making an investment decision.

The Securities Registration Statement and the (preliminary) investment prospectus and the miscellaneous attached (included) documents may be revised during the disclosure review process, and if material contents closely related to the investment decision are revised, there may be changes to the schedule. Furthermore, the schedule may change during the process of dealing with the relevant authorities. Accordingly, investors should continue to check on the progress of the disclosure review process.

G.	Investment Decisions and Results are the Responsibility of the Investor

Investment decisions must not be made solely based on information provided in the above risk factors, and investors must rely on their own independent judgment.

The effectiveness of the Securities Registration Statement relating to the Stock Swap does not constitute the government’s acknowledgement that the stated facts in the Securities Registration Statement are true and accurate or its guarantee or approval of the value of the relevant securities, and the stated matters therein are subject to change.

Before making an investment decision, investors must not only review in detail other sections of this prospectus but must also review the above risk factors and must make a final decision taking into consideration all such factors. However, matters that are currently not known or considered not to be material by KB Financial Group and not included in the risk factors may turn out to have a material adverse effect on the business of KB Financial Group. Accordingly, investors should not rely solely on the information provided in the risk factors and must rely on their own independent judgment.

If a risk factor listed above actually occurs, the Company’s business, financial condition and other business results may be materially and adversely affected and as a result, investors may lose a portion or the entirety of their investment.

This prospectus contains forecasted information. However, investors should be aware that the actual results relating to the forecasted information may vary significantly as a result of various factors and may differ from the forecasts.

H.	Matters to Be Noted with Respect to the Exercise of Appraisal Rights

Paragraph (1) of Article 360-5 of the KCC provides that a shareholder who has notified the company in writing of its dissent to the resolution of the board of directors relating to a comprehensive stock swap may exercise its appraisal rights with respect to the shares owned by it if such dissenting shareholder has provided the company with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days from the date of such resolution of the board of directors. Paragraphs (2) to (5) of Article 374-2 of the KCC apply to such exercise of appraisal rights by dissenting shareholders. Pursuant to paragraph (2) of Article 374-2 of the KCC, a company that has received a request to purchase shares pursuant to the exercise of appraisal rights must do so within two months from the date of receipt of such request. Pursuant to paragraph (3) of Article 374-2 of the KCC, the share purchase price is to be decided through consultation between the company and the shareholders. Pursuant to paragraph (4) of Article 374-2 of the KCC, if such share purchase price has not been determined through mutual consultation within 30 days from the receipt of a purchase request from a shareholder exercising appraisal rights, then the company or the shareholder exercising the appraisal rights may request a court to determine the share purchase price. Pursuant to paragraph (5) of Article 374-2 of the KCC, when a court determines the share purchase price, the court must do so by calculating a fair value, taking into consideration the financial status of the company and other circumstances.

Article 165-5 of the FSCMA includes a special provision with respect to appraisal rights of shareholders of a stock-listed corporation such as Hyundai Securities. Pursuant to Article 165-5 of the FSCMA, a shareholder dissenting to the resolution of the board of directors relating to a comprehensive stock swap (including a shareholder who does not have voting rights pursuant to paragraph (1) of Article 370 of the KCC) may exercise its appraisal rights with respect to the shares owned by it, by providing the company with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days from the date of the resolution adopted at the general meeting of shareholders to approve the stock swap agreement, but only if such shareholder has provided written notice of such dissent to the company prior to such shareholders’ meeting. In addition, pursuant to paragraph (1) of Article 165-5 of the FSCMA and paragraph (1) of Article 176-7 of its Enforcement Decree, appraisal rights with respect to shares of a stock-listed corporation may only be granted if a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors relating to the stock swap, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken. Furthermore, pursuant to paragraph (2) of Article 165-5 of the FSCMA, a company that has received a request to purchase shares pursuant to the exercise of appraisal rights must do so within one month from the date of expiration of the appraisal rights exercise period. The share purchase price should be decided through consultation between the company and the shareholders. If the share purchase price cannot be so decided through consultation, then the share purchase price is to be calculated in accordance with the method prescribed by paragraph (3) of Article 176-7 of the Enforcement Decree of the FSCMA (i.e. the arithmetic mean of the volume weighted average of the daily closing prices of the shares for each of the most recent two-month period, one-month period one-week period preceding the date prior to the date of the resolution of the board of directors approving the stock swap agreement). However, pursuant to paragraph (3) of Article 165-5 of the Enforcement Decree of the FSCMA, if the company or a shareholder exercising appraisal rights contests such share purchase price, then it may request a court to determine the share purchase price.

Since the Stock Swap is being effected to enable KB Financial Group to own all of the shares of its subsidiary Hyundai Securities, Article 62-2 of the Financial Holding Company Act applies. Under paragraph (2) of Article 62-2 of the Financial Holding Company Act, the period for the exercise of appraisal rights by dissenting shareholders is shortened to 10 days from the date of the resolution of the general meeting of shareholders, instead of 20 days from the date of the resolution of the general meeting of shareholders as provided under the KCC. The process for the exercise of appraisal rights in connection with the Stock Swap will proceed on an accelerated schedule pursuant to the Financial Holding Company Act.

Pursuant to paragraph (3) of Article 62-2 of the Financial Holding Company Act, if no agreement is reached on the share purchase price between the relevant company and a shareholder dissenting to a stock swap effected for the purpose of enabling a financial holding company to own all of the shares of an existing subsidiary, then, “despite the provisions of paragraph (3) of Article 360-5 of the KCC, which apply the provisions of paragraphs (4) and (5) of Article 374-2 of the KCC,” the share purchase price is the price determined in accordance with paragraph (3) of Article 176-7 of the Enforcement Decree of the FSCMA (i.e., the arithmetic mean of the volume weighted average of the daily closing prices of the shares for each of the most recent two-month period, one-month period and one-week period preceding the date prior to the date of the resolution of the board of directors approving the stock swap agreement (paragraph (1) of Article 33-2 of the Enforcement Decree of the Financial Holding Company Act)). Pursuant to paragraph (4) of Article 62-2 of the Financial Holding Company Act, if the company or shareholders holding at least 30% of the number of shares in respect of which appraisal rights have been exercised oppose such share purchase price, the company or the shareholders concerned may file an application for the adjustment of the share purchase price with the FSC.

I.	Matters relating to Taxation of the Stock Swap

Investors should take note of the fact that the Stock Swap qualifies as an off-exchange transaction and will subject shareholders (including shareholders exercising appraisal rights) to corporate tax or income tax with respect to the net realized gain, as well as securities transaction tax (0.5%).

The Stock Swap and the exercise of appraisal rights qualify as off-exchange transactions and will subject shareholders of Hyundai Securities to corporate tax or income tax with respect to the net realized gain, as well as securities transaction tax (0.5% of the sale price).

Shareholders of Hyundai Securities will be subject to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs), as well as securities transaction tax. For shareholders that are domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and individual shareholders that are Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain.

However, in the event a resident shareholder is a major shareholder (i.e., a shareholder whose shareholding exceeds 1% or KRW2.5 billion in terms of aggregate market value) pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation without a permanent establishment in Korea or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a permanent establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder.

Article 38 of the Tax Reduction and Exemption Control Act (Special Taxation for Comprehensive Exchange and Transfers of Stocks)

(1)	Where a domestic corporation meeting all the following requirements becomes a wholly-owned company of the counterpart corporation of the comprehensive exchange and transfer of stocks (hereafter referred to as “comprehensive exchange, etc. of stocks” in this Article) in accordance with the comprehensive exchange of stocks under Article 360-2 of the Korean Commercial Code or comprehensive transfer of stocks under Article 360-15 of the same Code, capital gains tax or corporate tax on the amount equivalent to the gains from the transfer of stocks accrued to the stockholders of the wholly owned company from the comprehensive exchange, etc. of such stocks may be deferred until the stockholders of the wholly owned company dispose of the stocks of the wholly-owning parent company, as prescribed by Presidential Decree.

1.	That it shall be a comprehensive exchange of stocks between domestic corporations operating business for at least one year as at the date of comprehensive exchange and transfer of stocks: Provided, That a wholly-owning parent company to be newly established through the comprehensive exchange of stocks shall be excluded herefrom;

2.	That the price of stocks among the aggregate of comprehensive exchange and transfer shall be at least 80/100, and such stocks are distributed, as prescribed by Presidential Decree, and that the stockholders of the wholly-owned subsidiary and the wholly-owning parent company shall hold stocks acquired through the comprehensive exchange, etc. of stocks until the end of the business year to which the date of exchange and transfer belongs where the stockholders of a wholly-owned subsidiary receive the payment for exchange and transfer from the wholly-owning parent company;

3.	That the wholly-owned subsidiary shall keep on operating until the end of the business year to which the date of exchange and transfer belongs.

In connection with the special taxation provision above, in determining whether the price of stocks to be distributed comprises at least 80% of the aggregate payment received from the wholly-owning parent company for the Stock Swap, payments for the shares of Hyundai Securities (the subsidiary) that KB Financial Group (the parent company) acquired in the past two years are considered monetary payments. On May 31, 2016, which is within two years from the expected Stock Swap Date, KB Financial Group purchased 22.56% of the total issued shares of Hyundai Securities with cash, and on June 24, 2016, KB Financial Group acquired additional shares of Hyundai Securities so that its total shareholding in Hyundai Securities increased to 29.64%. Consequently, monetary payments comprise at least 22.56% of the aggregate payment for the Stock Swap and the requirement of having stock distribution comprise 80% or more of aggregate payment for the Stock Swap cannot be satisfied.

Accordingly, the Stock Swap does not satisfy the requirements for deferring taxation on the net realized gain. Therefore, investors should note that the Stock Swap and the exercise of appraisal rights will be subject to corporate tax or income tax with respect to the net realized gain, as well as securities transaction tax (0.5% of the sale price).

J.	Matters relating to the Absence of Voting Rights for Cross-owned Shares

Investors should note that, with respect to treasury shares that Hyundai Securities acquires from dissenting shareholders of Hyundai Securities pursuant to their exercise of appraisal rights, shares of KB Financial Group that will be allotted for such treasury shares of Hyundai Securities will qualify as cross-owned shares and will not have voting rights pursuant to paragraph (3) of Article 369 of the KCC.

Pursuant to paragraph (3) of Article 369 of the KCC, “if (i) a company, (ii) its parent company and its subsidiaries, or (iii) where its subsidiaries hold more than 10% of the total issued shares of another company, the shares of the company or of its parent company held by such other company will not have voting rights.” KB Financial Group plans to allot its shares for treasury shares of Hyundai Securities (including shares purchased as a result of the exercise of appraisal rights by dissenting shareholders of Hyundai Securities). Since KB Financial Group and Hyundai Securities are in a parent–subsidiary relationship with each other pursuant to the KCC, investors should note that shares of KB Financial Group (the parent company) allotted to Hyundai Securities (the subsidiary) as described above will qualify as cross-owned shares and will not have voting rights pursuant to paragraph (3) of Article 369 of the KCC. In addition, Hyundai Securities must dispose of the shares of KB Financial Group so allotted within three years of their acquisition date in accordance with Article 62-2 of the Financial Holding Company Act.

VII.	MATTERS RELATING TO APPRAISAL RIGHTS

1.	Conditions for Exercising Appraisal Rights

A.	Wholly-Owning Parent Company (KB Financial Group)

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

B.	Wholly-owned Subsidiary (Hyundai Securities)

Pursuant to Article 360-5 of the KCC, Article 165-5 of the FSCMA and Article 62-2 of the Financial Holding Company Act, a shareholder who has notified Hyundai Securities in writing of its dissent to the resolution of the board of director relating to the Stock Swap may exercise its appraisal rights with respect to all or a portion of the shares owned by it and registered in the shareholder register as of the record date. Such dissenting shareholder must provide Hyundai Securities with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 10 days after the date of the resolution adopted at the general meeting of shareholders.

However, pursuant to Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree, appraisal rights may only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors in accordance with the public disclosure rules, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares from the business day after the date of public notice of the resolution of the board of directors until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. The exercise of appraisal rights may not be revoked after their exercise.

Appraisal rights may be exercised with respect to only a portion of the shares owned and registered in the shareholder register. In addition, shareholders of Hyundai Securities that notify Hyundai Securities in writing of their dissent to the resolution of the board of directors relating to the Stock Swap may not exercise appraisal rights if such shareholders vote in favor of the Stock Swap at the general meeting of shareholders. Hyundai Securities, as a listed company on the KRX KOSPI Market, must purchase the shares in respect of which appraisal rights have been exercised within one month after the end date of the appraisal right exercise period.

2.	Expected Share Purchase Price

A.	Common Shares of KB Financial Group

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

B.	Common Shares of Hyundai Securities

Hyundai Securities’ proposed purchase price for consultation	KRW6,637

Calculation criteria	Calculated in accordance with the method prescribed by paragraph (3)-1 of Article 62-2 of the Financial Holding Company Act and paragraph (1) of Article 33-2 of its Enforcement Decree, as well as paragraph (3)-1 of Article 176-7 of the Enforcement Decree of the FSCMA.

If no agreement is reached on the share purchase price	(1)

Pursuant to paragraph (4) Article 62-2 of the Financial Holding Company Act, if the company or shareholders holding at least 30% of the number of shares in respect of which appraisal rights have been exercised opposes the share purchase price proposed by the company, such company or shareholders concerned may file an application for the adjustment of the share purchase price with the FSC 10 days prior (Friday, November 4, 2016) to the payment date of the share purchase price.

(2)

Pursuant to paragraph (3) of Article 165-5 of the FSCMA, if the company or a shareholder exercising appraisal rights contests the share purchase price proposed by the company, it may request a court to determine the share purchase price. With respect to whether a court may be requested to determine the share purchase price, please note that the courts may interpret paragraph (3) of Article 62-2 of the Financial Holding Company Act differently.

1.	In the event that the shareholders contesting the above expected share purchase price apply for an adjustment of the share purchase price with the FSC or request a court to determine the share purchase price, such application or request will not affect the Stock Swap procedures and the purchase price determined by such application or request shall have effect only with respect to those shareholders who had made such application or request.

[Method of Determination of the Expected Share Purchase Price]

	(Calculation date: August 1, 2016)
Item	Amount (KRW)	Calculation Period

① Volume weighted average of the closing prices of Hyundai Securities common shares for the most recent two-month period	6,472	June 2, 2016 — August 1, 2016

② Volume weighted average of the closing prices of Hyundai Securities common shares for the most recent one-month period	6,604	July 2, 2016 — August 1, 2016

③ Volume weighted average of the closing prices of Hyundai Securities common shares for the most recent one-week period	6,834	July 26, 2016 — August 1, 2016

Share Purchase Price [(①+②+③)/3]	6,637	—

The table below shows the closing prices and trading volumes for the two-month period preceding the calculation date of August 1, 2016.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price x Trading Volume (KRW)
June 2, 2016 (Thu)	6,460	1,046,348	6,759,408,080
June 3, 2016 (Fri)	6,500	953,966	6,200,779,000
June 7, 2016 (Tue)	6,730	1,440,600	9,695,238,000
June 8, 2016 (Wed)	6,710	1,350,803	9,063,888,130
June 9, 2016 (Thu)	6,810	2,357,531	16,054,786,110
June 10, 2016 (Fri)	6,790	1,318,198	8,950,564,420
June 13, 2016 (Mon)	6,580	1,385,332	9,115,484,560
June 14, 2016 (Tue)	6,580	1,793,740	11,802,809,200
June 15, 2016 (Wed)	6,470	990,996	6,411,744,120
June 16, 2016 (Thu)	6,320	1,417,129	8,956,255,280
June 17, 2016 (Fri)	6,380	727,054	4,638,604,520
June 20, 2016 (Mon)	6,470	939,061	6,075,724,670
June 21, 2016 (Tue)	6,470	562,736	3,640,901,920
June 22, 2016 (Wed)	6,540	1,310,031	8,567,602,740
June 23, 2016 (Thu)	6,650	978,792	6,508,966,800
June 24, 2016 (Fri)	6,270	19,943,185	125,043,769,950
June 27, 2016 (Mon)	6,150	1,892,148	11,636,710,200
June 28, 2016 (Tue)	6,210	1,275,428	7,920,407,880
June 29, 2016 (Wed)	6,270	1,144,815	7,177,990,050
June 30, 2016 (Thu)	6,260	614,810	3,848,710,600
July 1, 2016 (Fri)	6,360	780,608	4,964,666,880
July 4, 2016 (Mon)	6,340	660,656	4,188,559,040
July 5, 2016 (Tue)	6,330	719,567	4,554,859,110
July 6, 2016 (Wed)	6,210	1,291,183	8,018,246,430
July 7, 2016 (Thu)	6,270	583,704	3,659,824,080
July 8, 2016 (Fri)	6,210	806,113	5,005,961,730
July 11, 2016 (Mon)	6,390	1,117,011	7,137,700,290
July 12, 2016 (Tue)	6,380	832,356	5,310,431,280
July 13, 2016 (Wed)	6,450	1,332,607	8,595,315,150
July 14, 2016 (Thu)	6,460	1,008,534	6,515,129,640
July 15, 2016 (Fri)	6,550	1,673,521	10,961,562,550
July 18, 2016 (Mon)	6,630	1,195,638	7,927,079,940
July 19, 2016 (Tue)	6,580	854,243	5,620,918,940
July 20, 2016 (Wed)	6,630	1,019,119	6,756,758,970
July 21, 2016 (Thu)	6,670	1,037,354	6,919,151,180
July 22, 2016 (Fri)	6,760	1,269,187	8,579,704,120
July 25, 2016 (Mon)	6,800	1,504,675	10,231,790,000
July 26, 2016 (Tue)	6,840	1,136,245	7,771,915,800
July 27, 2016 (Wed)	6,820	1,270,644	8,665,792,080
July 28, 2016 (Thu)	6,720	1,141,727	7,672,405,440
July 29, 2016 (Fri)	6,880	2,428,427	16,707,577,760
August 1, 2016 (Mon)	6,860	1,202,848	8,251,537,280
A. Volume weighted average of the closing prices for the most recent two-month period			6,472
B. Volume weighted average of the closing prices for the most recent one-month period			6,604
C. Volume weighted average of the closing prices for the most recent one-week period			6,834
D. Share purchase price based on arithmetic mean [(A+B+C)/3]			6,637

3.	Procedures, Method, Timeframe and Location for Exercise

A.	Wholly-Owning Parent Company (KB Financial Group)

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

B.	Wholly-owned Subsidiary (Hyundai Securities)

(1)	Procedures for Notice of Dissent

Pursuant to Article 360-5 of the KCC and Article 62-2 of the Financial Holding Company Act, shareholders dissenting to the resolution of the board of directors relating to the Stock Swap and registered on the shareholder register as of the record date (September 9, 2016 (24:00)) must provide Hyundai Securities with notice in writing of such dissent by October 3, 2016, which is one day prior to date of the general meeting of shareholders.

Beneficial owners that have entrusted their shares to a securities company must notify such securities company of their dissent. In such case, the dissent must be conveyed no later than three business days prior to the date of the general meeting of shareholders. A securities company must collect and convey such information to the Korea Securities Depositary (the “KSD”) two business days prior to the date of the general meeting of shareholders. The KSD must notify Hyundai Securities of the beneficial owners’ dissent on behalf of such owners prior to the date of the general meeting of shareholders.

(2)	Dissent Filing Period

•	Start Date: August 2, 2016

•	End Date: October 3, 2016

(3)	Exercise of Appraisal Rights

Pursuant to Article 360-5 of the KCC, Article 165-5 of the FSCMA and paragraph (2) of Article 62-2 of the Financial Holding Company Act, a shareholder who has provided written notice of its dissent may exercise its appraisal rights with respect to the shares owned by such shareholder by providing Hyundai Securities with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised during the appraisal right exercise period, which is the period of 10 days after the date of the resolution adopted at the general meeting of shareholders.

Appraisal rights are granted to shareholders of Hyundai Securities who have maintained their ownership of shares from the date of the resolution of the board of directors (August 2, 2016) until the date of exercise of appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. The exercise of appraisal rights may not be revoked after their exercise.

Beneficial owners that have entrusted their shares to a securities company may exercise their appraisal rights by filing with such securities companies an application to exercise the appraisal rights with respect to such entrusted shares. If a beneficial owner files such an application with the securities company two business days prior to the end of the appraisal right exercise period, the KSD will notify Hyundai Securities on behalf of such owners.

(4)	Exercise Period

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a shareholder that has provided Hyundai Securities a written notice of its dissent to the resolution of the board of directors relating to the Stock Swap prior to the general meeting of shareholders may exercise its appraisal rights within 20 days after the date of the resolution adopted at the general meeting of shareholders. However, in accordance with paragraph (2) of Article 62-2 of the Financial Holding Company Act, such 20-day exercise period has been shortened to a 10-day exercise period.

•	Start Date: October 4, 2016

•	End Date: October 14, 2016

(5)	Filing Location

•	Shareholders registered in the shareholder register: Hyundai Securities Co., Ltd. (Hyundai Securities Building, 21 Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea)

•	Beneficial owners that have entrusted their shares to a securities company: Relevant securities company

4.	Impact of the Appraisal Rights on the Effectiveness of the Stock Swap

KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement if, due to the exercise of appraisal rights by shareholders of Hyundai Securities dissenting to the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW770 billion (116,016,000 shares of Hyundai Securities, which is 49% of the total issued shares of Hyundai Securities).

5.	Funding Method, Expected Payment Schedule, Payment Method, etc. for the Share Purchase Price

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC, and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

Paragraphs A to E below are applicable to Hyundai Securities.

A.	Funding Method for Share Purchase Price

Hyundai Securities expects to fund the share purchase price from available funds retained by Hyundai Securities and to employ ordinary funding methods if necessary.

B.	Expected Payment Schedule for Share Purchase Price

Payment of the share purchase price is expected to be made within one month after the end date of the appraisal right exercise period.

C.	Expected Payment Method for Share Purchase Price

•	Shareholders registered in the shareholder register: By transfer of funds to the registered bank accounts of such shareholders

•	Beneficial owners that have entrusted their shares to a securities company: By transfer of funds to the registered trading accounts of the beneficial owners at the relevant securities companies

D.	Noteworthy Matters Relating to the Share Purchase Price and the Exercise of Appraisal Rights

Please note that matters relating to the share purchase price and the exercise of appraisal rights are subject to change based on consultation with the shareholders, if needed. In the event appraisal rights are exercised by the shareholders of Hyundai Securities dissenting to the Stock Swap, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event a resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation without a permanent establishment in Korea or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a permanent establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder. In addition, in the event appraisal rights are exercised, a securities transaction tax of 0.5% of the sale price will be applicable.

E.	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

KB Financial Group plans to allot newly issued common shares of KB Financial Group for treasury shares acquired by Hyundai Securities as a result of the exercise of appraisal rights by dissenting shareholders of Hyundai Securities. Hyundai Securities must dispose of common shares of KB Financial Group so allotted within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group, as well as a dilutive effect on the share ownership percentages of the existing shareholders of KB Financial Group.

6.	Grounds for Non-recognition of or Limitation on Appraisal Rights

Pursuant to Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree, appraisal rights may only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors in accordance with the public disclosure rules, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares from the business day after the date of public notice of the resolution of the board of directors until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. In addition, shareholders of Hyundai Securities that notify Hyundai Securities in writing of their dissent to the resolution of the board of directors relating to the Stock Swap may not exercise appraisal rights if such shareholders vote in favor of the Stock Swap at the general meeting of shareholders.

Furthermore, if the Stock Swap Agreement is terminated upon the occurrence of the events described in “—VI. Risk Factors — 1. Risk Factors Related to the Consummation of the Stock Swap” above and the Stock Swap procedure is suspended, the exercise of appraisal rights by the dissenting shareholders will also cease to have effect and KB Financial Group and Hyundai Securities will not purchase such shares with respect to which appraisal rights have been exercised.

VIII.	RELATIONSHIP OF THE PARTIES

1.	Relationship of the Parties

A.	Relationship of Affiliates and Subsidiaries

The parties to the Stock Swap are affiliates that are members of the KB Financial Group. Hyundai Securities is a subsidiary of KB Financial Group and KB Financial Group holds 29.62% of the issued shares of Hyundai Securities as of the date of this Prospectus.

(As of the date of this Prospectus)
Classification	Company Name	Controlling Company	Remarks
Holding company (1)	KB Financial Group Inc.	—	Listed
	Kookmin Bank		Not listed
	KB Insurance Co., Ltd.		Listed
	Hyundai Securities Co., Ltd.		Listed
	KB Kookmin Card Co., Ltd.		Not listed
	KB Investment & Securities Co., Ltd.		Not listed
First-tier	KB Life Insurance Co., Ltd.	KB Financial	Not listed
subsidiaries	KB Asset Management Co., Ltd.	Group Inc.	Not listed
(13)	KB Capital Co., Ltd.		Listed
	KB Savings Bank Co., Ltd.		Not listed
	KB Real Estate Trust Co., Ltd.		Not listed
	KB Investment Co., Ltd.		Not listed
	KB Credit Information Co., Ltd.		Not listed
	KB Data System Co., Ltd.		Not listed
	Kookmin Bank Hong Kong Ltd.		Not listed (Overseas)
	Kookmin Bank Int’l Ltd.(London)	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank Cambodia PLC.		Not listed (Overseas)
	Kookmin Bank (China) Ltd.		Not listed (Overseas)
	KB Claims Survey & Adjusting		Not listed
	KB Sonbo CNS		Not listed
	Leading Insurance Services, Inc.	KB Insurance Co.,	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	Ltd.	Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia		Not listed (Overseas)
	Hyundai Savings Bank Co., Ltd.		Not listed
Second-tier	Hyundai Asset Management Co., Ltd.		Not listed
subsidiaries	Hyundai Securities America Inc.	Hyundai Securities Co.,	Not listed (Overseas)
(22)	Hyundai Securities Asia Ltd.	Ltd.	Not listed (Overseas)
	Hyundai-Tongyang Agrifood Private Equity Fund		Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund		Not listed
	KB-Glenwood Private Equity Fund	KB Investment & Securities Co., Ltd.	Not listed
	National Pension KBIC No. 1 Private Equity Fund		Not listed
	KBIC No. 3 Private Equity Fund		Not listed
	KoFC KBIC Frontier Champ 2010-5 Private Equity Fund	KB Investment Co.,	Not listed
	KoFC POSCO Hanwha KB Shared Growth No.2 Private Equity Fund	Ltd.	Not listed
	KoFC Value-up Private Equity Fund		Not listed
	Korea GCC Global Cooperation Private Equity Fund		Not listed

1.	On May 31, 2016, KB Financial Group added Hyundai Securities as a non-consolidated first-tier subsidiary. With the addition of Hyundai Securities, Hyundai Savings Bank, Hyundai Asset Management, Hyundai Securities America, Hyundai Securities Asia, Hyundai-Tongyang Agrifood Private Equity Fund and Keystone-Hyundai Securities No. 1 Private Equity Fund were added as non-consolidated second-tier subsidiaries of KB Financial Group.

B.	Directors and Executive Officers with Concurrent Offices

As of the date of this Prospectus, there are no directors and executive officers who hold concurrent offices at KB Financial Group and Hyundai Securities.

(2)	Directors and Executive Officers Who Hold Concurrent Offices at KB Financial Group and its Affiliates

(As of the date of submission of the Securities Registration Statement)
Name	Relevant Affiliate	Title	Start of Term	Standing
Jong Kyoo Yoon	Kookmin Bank	President	November 2014	Yes
Ki Heon Kim	Kookmin Bank	Deputy President, IT Group	January 2015	Yes
Jae Hong Park	Kookmin Bank	Senior Managing Director, Global Business Division	January 2016	Yes
Ki Hwan Kim	Kookmin Bank	Managing Director, Risk Management Group	January 2016	Yes
Hong Seob Shin	Kookmin Bank	Managing Director, Customer Brand Strategy Group	January 2016	Yes
Dae Myeong Kang	Kookmin Bank	Acting Head, Future Channel Group	January 2016	Yes
Dong Cheol Lee	KB Kookmin Card	Non-standing Director	January 2016	No
Hong Lee	Kookmin Bank	Deputy President, Strategy and Financial Planning Group	January 2016	Yes
Jungsoo Huh	KB Insurance	Non-standing Director	March 2016	No
Young-Tae Park	KB Capital	Non-standing Director	March 2016	No

(3)	Directors and Executive Officers Who Hold Concurrent Offices at Other Companies

(As of June 30, 2016)
Name	Relevant Other Company	Title	Start of Term
Suk Ryul Yoo	Jungmok Co, Ltd.	Representative Director	December 2013

2.	Transactions Between the Parties

A.	Investments

Not applicable

B.	Guarantees of Debt and Provision of Credit

Not applicable

C.	Provision of Security

Not applicable

D.	Purchases and Sales

Not applicable

E.	Receivables and Payables

Not applicable

3.	Transactions with the Largest Shareholder

Not applicable

4.	Other Relationships including Competitive or Complementary Relationships

Not applicable

IX.	OTHER MATTERS RELATING TO PROTECTION OF INVESTORS

1.	Past Mergers and Acquisitions

[KB Financial Group]

Date	Description	Remarks
March 2, 2011	Addition of KB Kookmin Card Co., Ltd. as a subsidiary	Established on March 2, 2011 as a separate entity upon the completion of a horizontal spin-off of Kookmin Bank’s credit card business and added as a subsidiary of KB Financial Group.
March 20, 2014	Addition of KB Capital Co., Ltd. as a subsidiary	Acquired Woori Financial Co., Ltd. on March 20, 2014 and subsequently renamed the entity KB Capital Co., Ltd. upon its addition as a subsidiary of KB Financial Group.
June 27, 2014	Addition of KB Insurance Co., Ltd. as a subsidiary	Entered into a share purchase agreement on June 27, 2014 for the acquisition of shares of LIG Insurance Co., Ltd. and obtained an approval from the FSC on December 24, 2014 to add the entity as a subsidiary of KB Financial Group. Amended the terms of the share purchase agreement on March 26, 2015 for the acquisition of shares of LIG Insurance Co., Ltd. and obtained an approval from the Federal Reserve Board on June 18, 2015 to become a U.S. financial holding company. Subsequently renamed the entity KB Insurance Co., Ltd. on June 24, 2015 and added it as a subsidiary of KB Financial Group.
May 31, 2016	Addition of Hyundai Securities Co., Ltd. as a subsidiary	Entered into a share purchase agreement on May 31, 2016 to acquire 53,380,410 shares (representing 22.56% of the total issued shares) of Hyundai Securities for KRW1,242,594 million. Acquired 16,715,870 treasury shares (representing 7.06% of the total issued shares) of Hyundai Securities for KRW107,256 million on June 28, 2016, thereby increasing the total number of shares of Hyundai Securities owned by KB Financial Group to 70,096,270 shares (representing 29.62% of the total issued shares), and added Hyundai Securities as a subsidiary of KB Financial Group.

[Hyundai Securities]

Date	Description	Remarks
November 2011	Acquisition of Hyundai Savings Bank Co., Ltd.	Acquired all shares owned by the shareholders of Daeyoung Mutual Savings Bank in October 2011 and acquired newly issued shares in November 2011 to become the largest shareholder (100% equity ownership). Subsequently renamed the entity Hyundai Savings Bank and recommenced operations on November 21, 2011.

2.	Share Ownership of the Largest Shareholders

A.	Changes in Share Ownership of the Largest Shareholders Before and After the Stock Swap

Classification	Shares Owned Before the Stock Swap (As of the date of submission of the Securities Registration Statement)		Shares Owned After the Stock Swap
	KB Financial Group	Hyundai Securities	KB Financial Group	Hyundai Securities
Name of the largest shareholder	Korean National Pension Service (Korean National Pension Fund)	KB Financial Group	Korean National Pension Service (Korean National Pension Fund)	KB Financial Group
Total number of shares owned by the largest shareholder	36,826,207 shares	70,096,280 shares	39,577,243 shares	236,612,530 shares
Percentage of shareholding of the largest shareholder	9.53%	29.62%	9.47%	100%

1.	All of the shares of KB Financial Group and Hyundai Securities before and after the Stock Swap are registered common shares.
2.	The number of shares of KB Financial Group owned by the Korean National Pension Service after the Stock Swap was calculated by adding 36,826,207 shares of KB Financial Group owned by the Korean National Pension Service before the Stock Swap (as of the date of submission of the Securities Registration Statement) and 2,751,036 new shares of KB Financial Group to be allotted to the Korean National Pension Service pursuant to the Stock Swap.

B.	Planned Sale of Shares by the Largest Shareholder After the Stock Swap

Such matter pertains to the business strategy of KB Financial Group and there are currently no such plans.

C.	Restrictions on Disposals of Shares Owned by the Largest Shareholder After the Stock Swap

Not applicable

3.	Changes in Capital After the Stock Swap

[KB Financial Group]

Item	Type of Shares	Before the Stock Swap[1]	After the Stock Swap
Number of shares authorized for issuance	Common shares	1,000,000,000 shares	1,000,000,000 shares
Number of issued shares[2]	Common shares	386,351,693 shares	418,111,537 shares
Share capital[2]	—	KRW1,931,758 million	KRW2,090,557 million
Capital reserves[3]	—	KRW16,570,950 million	—

1.	The amounts before the Stock Swap are derived from the separate statement of financial position of KB Financial Group as of June 30, 2016.
2.	The number of issued shares and share capital amounts after the Stock Swap take into account new shares (31,759,844 shares) to be allotted pursuant to the Stock Swap.
3.	The capital reserves amount before the Stock Swap is the sum of capital surplus, accumulated other comprehensive income and retained earnings. The capital reserves amount after the Stock Swap is not indicated above as such amount is subject to change in accordance with applicable laws and generally accepted accounting principles in Korea.

4.	Management Policies and Members of Management

The directors and members of the audit committee of KB Financial Group appointed before the Stock Swap will retain their original terms of office despite Article 360-13 of the KCC, and there will be no directors newly appointed in connection with the Stock Swap. In addition, major business policies and management composition plans of KB Financial Group and Hyundai Securities will not change in connection with the Stock Swap.

5.	Business Plans

After the Stock Swap, KB Financial Group and Hyundai Securities, which will become its wholly-owned subsidiary, plan to continue to conduct their respective main businesses, and currently there are no plans to enter into new businesses or cease or change their respective existing businesses.

6.	Statements of Financial Position After the Stock Swap

[KB Financial Group]

(Unit: KRW millions)
Items	Before the Stock Swap	After the Stock Swap	Change Increase / (Decrease)
Cash and due from financial institutions	33,280	33,280	—
Financial assets at fair value through profit or loss	201,843	201,843	—
Loans	—	—	—
Investments in subsidiaries	18,557,566	19,684,214	1,126,648
Investment in associates	2,232,915	2,232,915	—
Property and equipment	479	479	—
Intangible assets	8,348	8,348	—
Deferred income tax assets	2,666	2,666	—
Other assets	297,786	297,786	—

Total assets	21,334,883	22,461,531	1,126,648

Debts	85,000	85,000	—
Debentures	2,745,173	2,745,173	—
Net defined benefit liabilities	1,721	1,721	—
Current income tax liabilities	210,761	210,761	—
Other liabilities	89,526	89,526	—

Total liabilities	3,132,181	3,132,181	—

Share capital	1,931,758	2,090,557	158,799
Capital surplus	13,513,809	14,481,658	967,849
Accumulated other comprehensive income	(5,035)	(5,035)	—
Retained earnings	3,062,176	3,062,176	—
Treasury shares	(300,006)	(300,006)	—

Total equity	18,202,702	19,329,350	1,126,648

Total liabilities and equity	21,334,883	22,461,531	1,126,648

1.	The above statement of the financial position before the Stock Swap is derived from the separate statement of financial position of KB Financial Group as of June 30, 2016.
2.	The above statement of financial position after the Stock Swap reflects only (i) the new shares of KB Financial Group to be issued pursuant to the Stock Swap and (ii) the increase in the number of common shares of Hyundai Securities that KB Financial Group will own after the Stock Swap, and does not reflect any changes that are currently difficult to predict.
3.	The fair market value (fair value as of the Stock Swap Date) of the new shares of KB Financial Group is assumed to be KRW35,474, which was the reference share price used in calculating the swap ratio.
4.	The above statement was prepared based on estimates and may differ from the actual statement of financial position prepared in accordance with K-IFRS.

[Hyundai Securities]

(Unit: KRW)
Subject	Before the Stock Swap	After the Stock Swap	Change Increase / (Decrease)
Cash and deposits	1,963,741,408,599	1,963,741,408,599	—
Financial assets at fair value through profit or loss	13,437,790,931,142	13,437,790,931,142	—
Derivative financial assets	471,336,969,132	471,336,969,132	—
Available-for-sale financial assets	2,765,039,486,897	2,765,039,486,897	—
Held-to-maturity financial assets	10,000,000,000	10,000,000,000	—
Investments in subsidiaries	883,741,036,454	883,741,036,454	—
Investments in associates	5,837,000,000	5,837,000,000	—
Loans	2,203,949,466,119	2,203,949,466,119	—
Property and equipment	124,509,150,329	124,509,150,329	—
Investment property	53,576,568,229	53,576,568,229	—
Intangible assets	58,709,557,680	58,709,557,680	—
Current tax assets	26,465,640,397	26,465,640,397	—
Deferred tax assets	—	—	—
Other financial assets	1,135,069,399,518	1,135,069,399,518	—
Other non-financial assets	33,555,597,668	33,555,597,668	—
Assets held for sale	25,000,000,000	25,000,000,000	—

Total assets	23,198,322,212,164	23,198,322,212,164	—

Deposits received	1,980,004,348,446	1,980,004,348,446	—
Financial liabilities at fair value through profit or loss	7,891,881,429,683	7,891,881,429,683	—
Derivative financial liabilities	755,043,525,828	755,043,525,828	—
Borrowing	8,170,935,530,752	8,170,935,530,752	—
Current tax liabilities	—	—	—
Net defined benefit liabilities	9,733,901,000	9,733,901,000	—
Deferred tax liabilities	6,081,394,192	6,081,394,192	—
Provisions	2,599,584,394	2,599,584,394	—
Other financial liabilities	1,021,779,552,858	1,021,779,552,858	—
Other non-financial liabilities	50,156,660,452	50,156,660,452	—

Total liabilities	19,888,215,927,605	19,888,215,927,605	—

Capital stock	1,183,062,650,000	1,183,062,650,000	—
Other paid-in capital	1,023,036,247,788	1,023,036,247,788	—
Retained earnings	966,654,628,458	966,654,628,458	—
Elements of other shareholders’ equity	137,352,758,313	137,352,758,313	—

Total equity	3,310,106,284,559	3,310,106,284,559	—

Total liabilities and equity	23,198,322,212,164	23,198,322,212,164	—

1.	The above statement of the financial position before the Stock Swap is derived from the separate statement of financial position of Hyundai Securities as of June 30, 2016.
2.	The above statement of financial position after the Stock Swap does not reflect the exercise of appraisal rights as it is difficult to foresee whether they will be exercised.
3.	Unlike a merger, the two parties to a comprehensive stock swap continue to exist after the stock swap. The statement of financial position of Hyundai Securities, which will become a wholly-owned subsidiary, is not affected by the Stock Swap.
4.	The above statement was prepared based on estimates and may differ from the actual statement of financial position prepared in accordance with K-IFRS.

7.	Put-back Options Relating to the Stock Swap

Not applicable

8.	Other Matters Necessary for an Investment Decision

A.	Conditions to the Consummation of the Stock Swap

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC, and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group. Pursuant to paragraph (5) of Article 360-10 of the KCC, however, if shareholders owning 20% or more of the total number of shares issued by KB Financial Group oppose the Stock Swap, the small-scale stock swap procedure must be changed to an ordinary stock swap procedure.

However, the dissent filing period for the Stock Swap (August 9 – 22, 2016) expired prior to the date of submission of the Securities Registration Statement and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Accordingly, the Stock Swap will proceed as a small-scale stock swap.

The Stock Swap Agreement may be terminated if the Stock Swap is not approved by a resolution adopted at the extraordinary general meeting of shareholders of Hyundai Securities. In addition, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement if, due to the exercise of appraisal rights by shareholders of Hyundai Securities dissenting to the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW770 billion (116,016,000 shares of Hyundai Securities, which is 49% of the total issued shares of Hyundai Securities).

If the Stock Swap Agreement is terminated upon the occurrence of the events above and the Stock Swap procedure is suspended, the exercise of appraisal rights by the dissenting shareholders will also cease to have effect and KB Financial Group and Hyundai Securities will not purchase such shares with respect to which appraisal rights have been exercised. For further details, see “—VI. Risk Factors.”

B.	Public Disclosure of the Stock Swap Agreement

In accordance with paragraph (1) of Article 360-4 and paragraph (6) of Article 360-10 of the KCC and paragraph (2) of Article 62-2 of the Financial Holding Company Act, the following agreements will be made available at the respective headquarters of the parties to the Stock Swap during (i) the period from the date that is seven days prior to the date of Hyundai Securities’ general meeting of shareholders to the date that is six months after the Stock Swap Date, with respect to Hyundai Securities and (ii) the period from the date of the public announcement of a small-scale stock swap to the date that is six months after the Stock Swap Date, with respect to KB Financial Group. Shareholders may, at any time during business hours, inspect the documents below and request duplication of such documents.

(1)	Stock Swap Agreement

(2)	Document specifying the rationale of the allotment of shares to the shareholders of the company that will become the wholly-owned subsidiary

(3)	Final statements of financial position and statements of comprehensive income of each company involved in the Stock Swap prepared within six months prior to the general meeting of shareholders

C.	Taxation Relating to the Stock Swap

Shareholders of Hyundai Securities are subject to corporate tax or income tax with respect to the net realized gain.

(1)	Shareholders of Hyundai Securities may be subject to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition costs and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event a resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation without a permanent establishment in Korea or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a permanent establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder. In addition, shareholders of Hyundai Securities will be subject to securities transaction tax equal to 0.5% of the sale price.

D.	Public Disclosure and Distribution of the Prospectus

(1)	Public Disclosure of the Prospectus

KB Financial Group plans to publicly disclose this Prospectus on the FSS e-Disclosure System (http://dart.fss.or.kr) after the FSC declares the Securities Registration Statement effective, in accordance with Article 123 of the FSCMA. In addition, this Prospectus will be available for inspection by shareholders of KB Financial Group and Hyundai Securities at the head offices of KB Financial Group and Hyundai Securities, the FSC and the Korea Exchange.

(2)	Distribution of the Prospectus

Shareholders of Hyundai Securities who will receive registered common shares of KB Financial Group pursuant to the Stock Swap (excluding professional investors set forth in paragraph (5) of Article 9 of the FSCMA and persons exempt from the prospectus delivery requirements pursuant to Article 132 of the Enforcement Decree of the FSCMA) must receive this Prospectus prior to the date of Hyundai Securities’ extraordinary general meeting of shareholders convened to approve the Stock Swap pursuant to Article 124 of the FSCMA.

①	Recipients and Delivery Method of the Prospectus

•	Persons entitled to receive this Prospectus: Shareholders of Hyundai Securities registered in its shareholder register as of the record date for the extraordinary general meeting of shareholders for approval of the Stock Swap.

•	Delivery method: By registered mail to the registered addresses in the shareholder register.

②	Miscellaneous Information

•	If a shareholder of Hyundai Securities who will receive registered common shares of KB Financial Group pursuant to the Stock Swap is not able to receive this Prospectus by registered mail, such shareholder should receive this Prospectus as an electronic document pursuant to Article 385 of the Enforcement Decree of the FSCMA or indicate in writing its intent to forego receipt of this Prospectus.

•	For shareholders not able to receive this Prospectus due to delivery failure or other reasons, this Prospectus will be made available for inspection at Hyundai Securities’ extraordinary general meeting of shareholders for approval of the Stock Swap and at the head offices of KB Financial Group and Hyundai Securities.

•	For further information about receiving this Prospectus, please contact KB Financial Group or Hyundai Securities.

Relevant Laws and Regulations

[FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT]

Article 9 (Other Definitions)

(5)	The term “professional investor” in this Act means an investor who has an ability to take risks accompanying the investment in light of the expertise that it possesses in connection with financial investment instruments, the scale of assets owned by it, etc., and who falls under any of the following subparagraphs: Provided, That a financial investment business entity shall give consent to a professional investor prescribed by Presidential Decree when the investor notifies the financial investment business entity in writing of its willingness to be treated as an ordinary investor, unless there is a justifiable ground otherwise, and such investor shall be treated as an ordinary investor when the financial investment business entity gives such consent:

1.	The State;

2.	The Bank of Korea;

3.	Financial institutions specified by Presidential Decree;

4.	Stock-listed corporations: Provided, That trading over-the-counter derivatives with a financial investment business entity shall be limited to cases where an investor notifies the financial investment business entity in writing of its willingness to be treated as a professional investor;

5.	Other persons specified by Presidential Decree.

Article 123 (Preparation and Public Notice of Investment Prospectus)

(1)	When an issuer publicly offers or sells securities in accordance with Article 119, the issuer shall file an investment prospectus (hereinafter referred to as “investment prospectus”) and a simplified investment prospectus referred to in Article 124 (2) 3 (limited to the cases where the securities for public offer or sales are collective investment securities; hereafter the same shall apply in this Article), prepared in accordance with the manner prescribed by Presidential Decree, with the Financial Services Commission on the day on which the relevant registration statement becomes effective (or the day on which the supplements to a universal shelf registration statement are filed, in cases where the supplements to the universal shelf registration statement shall be filed in accordance with Article 119 (2)) and keep it at a place specified by Ordinance of the Prime Minister to make it available to the public for inspection.

(2)	No investment prospectus shall contain any description different from the one described in the relevant registration statement (including any supplements to a universal shelf registration statement under Article 119 (2); hereafter the same shall apply in this Chapter) or omit any description stated therein: Provided, That a description may be omitted, if it is necessary to omit the description in consideration of the balance between confidentiality in corporate management, etc. and protection of investors, etc., as prescribed further by Presidential Decree.

(3)	An issuer of the collective investment securities or derivatives-combined securities prescribed by Presidential Decree shall file an additional investment prospectus and a simplified investment prospectus separately from the ones under paragraph (1) in accordance with the following subparagraphs, with the Financial Services Commission, and shall keep it at a place specified by Ordinance of the Prime Minister to make it available to the public for inspection: Provided, That such filing, keeping, and disclosure may be omitted, if offering or selling such collective investment securities or derivatives-combined securities is discontinued:

1.	A revised investment prospectus and a simplified investment prospectus shall be filed at least once after the investment prospectus and a simplified investment prospectus under paragraph (1) are filed within an interval prescribed by Ordinance of the Prime Minister;

2.	In cases where an amendment to registration is filed in accordance with Article 182 (8), an investment prospectus and a simplified investment prospectus in which such amendment is reflected shall be filed within five days after a notice of amended registration is delivered.

Article 124 (Fair Use of Investment Prospectus)

(1)	No one shall allow any other person to acquire securities or sell securities to any other person, unless an investment prospectus (referring to a simplified investment prospectus under paragraph (2) 3, if any investor in collective investment securities does not separately request the delivery of an investment prospectus under Article 123; hereafter the same shall apply in this paragraph and Article 132) prepared in conformity with Article 123 is delivered to the person (excluding professional investors and those specified by Presidential Decree) who intends to acquire the securities after the relevant registration statement becomes effective. In such cases, it shall be deemed that the investment prospectus is delivered at the time the following requirements are fully satisfied, if the investment prospectus is delivered by means of an electronic document under Article 436: <Amended by Act No. 11845, May 28, 2013>

1.	The person to whom the electronic document is addressed (hereinafter referred to as “addressee of the electronic document”) shall consent to the delivery of the investment prospectus by means of an electronic document;

2.	The addressee of the electronic document shall designate the kind of an electronic transmission medium and place for receiving the electronic document;

3.	The addressee of the electronic document shall confirm his/her receipt of the electronic document;

4.	The contents of the electronic document shall be identical with those of the investment prospectus in writing.

Article 436 (Electronic Reporting)

(1)	A statement, report, or other document or material may be submitted electronically, when it is submitted to the Financial Services Commission, the Securities and Futures Commission, the Governor of the Financial Supervisory Service, the Association, or the Depositary in compliance with this Act. <Amended by Act No. 8863, Feb. 29, 2008>

(2)	The method and procedure for electronic reporting, etc. under paragraph (1) and other necessary matters shall be prescribed by Presidential Decree

[ENFORCEMENT DECREE OF THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT]

Article 11 (Public Offering and Public Sale of Securities)

(1)	In calculating 50 persons in accordance with Article 9 (7) and (9) of the Act, the number of persons who have been invited to subscribe for securities of the same class as the securities in the instant case in any manner other than by public offering or public sale within six months before the public invitation to subscribe shall be aggregated: Provided, That any of the following persons shall be excluded from such aggregation:

1.	Any of the following professionals:

(a)	Professional investor;

(b)	Deleted <June 28, 2016>

(c)	Accounting firms under the Certified Public Accountant Act;

(d)	Credit rating companies (referring to companies that have obtained authorization for credit rating business under Article 335-3 of the Act; hereinafter the same shall apply);

(e)	Persons who provide accounting, consulting, and similar services to the issuer with an officially recognized qualification certificate for a certified public accountant, appraiser, attorney-at-law, patent attorney, tax accountant, etc.;

(f)	Other persons specified and publicly notified by the Financial Services Commission as professionals who are in a position to have good knowledge of financial status, business affairs, etc. of the issuer;

2.	Any of the following related persons:

(a)	The largest shareholder [referring to the largest shareholder under Article 2, Subparagraph 6, Item A of the Act on the Corporate Governance of Financial Companies; in this case, a “financial company” shall be regarded as a “corporation” or the “issued and outstanding shares (including equity interest; hereinafter the same shall apply) shall be regarded as the “issued and outstanding shares”; hereinafter the same shall apply] of the issuer and shareholders who hold at least 5% of the total number of issued and outstanding shares;

(b)	Executives (including a person under each subparagraph of Article 401-2 (1) of the Korean Commercial Code; hereafter the same shall apply in this subparagraph) of the issuer and members of the employee stock ownership association under the Framework Act on Labor Welfare;

(c)	Affiliated companies of the issuer and their executives;

(d)	Shareholders of a stock-unlisted corporation (excluding a corporation that has a record of it as having publicly offered or sold its stocks), where the issuer is the stock-unlisted corporation;

(e)	Executives and employees of a domestic affiliated company of the issuer, where the issuer is a foreign enterprise established pursuant to laws and regulations of a foreign country, and sells stocks of the foreign enterprise to executives and employees of the domestic affiliated company in accordance with a stock option plan, etc. for improving welfare of employees;

(f)	Promoters of a company, if the company is incorporated by the issuer;

(g)	Other related persons, specified and publicly notified by the Financial Services Commission, who are in a position to have good knowledge of financial status, business affairs, etc. of the issuer.

Article 132 (Persons Exempt from Issuing Investment Prospectus)

The term “those specified by Presidential Decree” in the former part of the main body of Article 124 (1) of the Act means persons falling under any of the following subparagraphs:

1.	Persons falling under any provision of Article 11 (1) 1 (c) through (f) and items of Article 11 (1) 2;

2.	Persons who expressed their intent to refuse to receive an investment prospectus in writing, by phone, cable, facsimile, emails or similar telecommunications, or other methods prescribed and publicly notified by the Financial Services Commission;

3.	Persons who intend to acquire additional collective investment securities equivalent to those already acquired: Provided, that it shall be limited to cases where the investment prospectus of the relevant collective investment securities provide the same details as the investment prospectus issued immediately before.

Article 385 (Reporting by Electronic Document)

(1)	A person who files a registration statement, a report, or any other document or data (hereinafter referred to as the “registration statement, etc.”) with the Financial Services Commission, the Securities and Futures Commission, the Governor of the Financial Supervisory Service, the Exchange, the Association, or the Korea Securities Depository in accordance with the Act, this Decree, or any other Acts and subordinate statutes may file it by electronic document (referring to standardized data prepared in an electronic format with a device capable of processing information, such as a computer, and transmitted, received, or stored in the form of a document; hereinafter the same shall apply) through an information communications network under the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

(2)	The standard form, method, procedure, etc. necessary for submitting a registration statement, etc. by electronic document shall be prescribed and publicly notified by the Financial Services Commission. In such cases, the Financial Services Commission may, if a registration report, etc. is also submitted to the Exchange, the Association, or the Korea Securities Depository, hear opinions of the relevant institution when it establishes or amends the standard form, method, procedure, etc. for the registration report, etc.

(3)	Matters concerning registration statements, etc. submitted in accordance with any regulations related to business affairs of the Exchange, the Association, or the Korea Securities Depository may be prescribed by the relevant institution, notwithstanding the former part of paragraph (2).

(4)	Matters concerning electronic documents, such as the effectiveness and time of delivery, in cases where a person files a registration statement, etc. by electronic document, shall be governed by the provisions of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

SECTION 2. MATTERS RELATING TO THE PARTIES

I.	OVERVIEW OF THE COMPANY

1.	Overview

A.	Legal and Commercial Name of the Company

The name of the Company is KB Financial Group Inc.

B.	Overview of Consolidated Subsidiaries

(1)	Overview of Consolidated Subsidiaries

(Unit: KRW millions)
Company Name	Date of Establishment (mm.dd.yyyy)	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Kookmin Bank	11.1.2001	84, Namdaemun-ro, Jung-gu, Seoul	Banking and foreign exchange	285,528,371	See note 1	Applicable; See note 2
KB Kookmin Card Co., Ltd.	3.2.2011	3-30, Saemunan-ro, Jongro-gu, Seoul	Credit card	16,123,021	See note 1	See note 2
KB Investment & Securities Co., Ltd.	8.16.1995	2-28, Gukjegeumyoong-ro, Yeongdeungpo-go, Seoul	Financial investment	6,034,407	See note 1	See note 2
KB Life Insurance Co., Ltd.	4.29.2004	2-28, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Life insurance	8,515,984	See note 1	See note 2
KB Asset Management Co., Ltd.	4.28.1988	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Securities investment trust and investment advisory	223,470	See note 1	See note 2
KB Capital Co., Ltd.	9.11.1989	295, Hyowon-ro, Paldal-gu, Suwon	Financial leasing	5,587,682	See note 1	See note 2
KB Savings Bank Co., Ltd.	1.2.2012	260, Songpadae-ro, Songpa-gu, Seoul	Savings banking	847,639	See note 1	See note 2
KB Real Estate Trust Co., Ltd.	12.3.1996	124, Teheran-ro, Gangnam-gu, Seoul	Real estate trust management	223,821	See note 1	See note 2
KB Investment Co., Ltd.	3.27.1990	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Capital investment	143,259	See note 1	See note 2
KB Credit Information Co., Ltd.	10.9.1999	107, Huam-ro, Yongsan-gu, Seoul	Collection agency and credit investigation	28,533	See note 1	Not applicable
KB Data System Co., Ltd.	9.6.1991	78, Mapodae-ro, Mapo-gu, Seoul	System/Software development, and distribution	28,388	See note 1	Not applicable
Kookmin Bank Hong Kong Ltd.	7.20.1995	Suite 1101 and 1106, 11/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Banking and foreign exchange	684,994	See note 1	See note 2
Kookmin Bank Int’l Ltd. (London)	11.2.1991	6th Floor, Princes Court, 7 Princes Street, London, U.K.	Banking and foreign exchange	472,941	See note 1	See note 2
Kookmin Bank Cambodia PLC	5.4.2009	No 55, Street 214, Sangkat Boeung Raing, Khan Daun Penh, Phnom Penh, Cambodia	Banking and foreign exchange	88,675	See note 1	See note 2
Kookmin Bank (China) Ltd.	11.19.2012	19F, SK Tower, No.6 Jia, Jianguomenwai Avenue, Beijing, China	Banking and foreign exchange	1,663,788	See note 11	See note 2

Company Name	Date of Establishment (mm.dd.yyyy)	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Boyoung Construction	11.7.1994	544-9, Sang-dong, Wonmi-gu, Bucheon	Construction	—	See note 1	Not applicable
Taejeon Samho No.1	6.25.2007	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset-backed securitization	20,909	See note 1	Not applicable
Samho Kyungwon Co., Ltd.	11.19.2007	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset-backed securitization	6,296	See note 1	Not applicable
Prince DCM	7.26.2007	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	210	See note 1	Not applicable
KL No. 1 Ltd.	2.4.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KH No. 2 Ltd.	3.22.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
Silver Investment No. 2	3.23.2016	2-28, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KL International No.2 Ltd.	4.19.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KL No. 3 Ltd.	5.4.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KBM No. 1 Ltd.	6.17.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KY No. 1 Ltd.	6.24.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KH No. 3 Ltd.	5.25.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KB Kookmin Card Second Securitization Co., Ltd.	10.8.2014	3-30, Saemunan-ro, Jongro-gu, Seoul	Asset-backed securitization	347,661	See note 1	See note 2
Wise Mobile Third Securitization Specialty	3.8.2013	83, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	25,589	See note 1	Not applicable
Wise Mobile Fourth Securitization Specialty	5.3.2013	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	16,041	See note 1	Not applicable
Wise Mobile Fifth Securitization Specialty	7.5.2013	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	42,135	See note 1	Not applicable
Wise Mobile Sixth Securitization Specialty	9.5.2013	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	62,003	See note 1	Not applicable
Wise Mobile Seventh Securitization Specialty	10.31.2013	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	69,992	See note 1	Not applicable
Wise Mobile Eighth Securitization Specialty	12.20.2013	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	70,938	See note 1	Not applicable
Wise Mobile Ninth Securitization Specialty	2.12.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	56,081	See note 1	Not applicable
Wise Mobile Tenth Securitization Specialty	4.14.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	87,352	See note 1	See note 2
Wise Mobile Eleventh Securitization Specialty	8.11.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	96,482	See note 1	See note 2

Company Name	Date of Establishment (mm.dd.yyyy)	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Wise Mobile Twelfth Securitization Specialty	10.22.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	116,577	See note 1	See note 2
Wise Mobile Thirteenth Securitization Specialty	12.4.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	146,519	See note 1	See note 2
Wise Mobile Fourteenth Securitization Specialty	1.30.2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	207,724	See note 1	See note 2
Wise Mobile Fifteenth Securitization Specialty	4.2.2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	204,039	See note 1	See note 2
Wise Mobile Sixteenth Securitization Specialty	5.28.2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	275,161	See note 1	See note 2
Wise Mobile Seventeenth Securitization Specialty	7.28.2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	280,022	See note 1	See note 2
Wise Mobile Eighteenth Securitization Specialty	10.27.2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	204,420	See note 1	See note 2
DKH Ltd.	11.1.2006	55, Eulji-ro, Jung-gu, Seoul	Securities management/disposition	8,302	See note 1	Not applicable
Growth Investment First Co., Ltd.	6.9.2014	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Investment	47,897	See note 1	Not applicable
GoldenEgg Investment Co., Ltd.	4.21.2015	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Investment	20,428	See note 1	Not applicable
09-5 KB Venture Fund	7.28.2009	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Investment	12,048	See note 1	Not applicable
KoFC-KB Pioneer Champ No.2010-9 Investment Partnership	7.19.2010	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Investment	19,205	See note 1	Not applicable
2011 KIF-KB IT Venture Fund	9.29.2011	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Investment	26,056	See note 1	Not applicable
KoFC-KB Young Pioneer 1st Fund	10.27.2011	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Investment	13,492	See note 1	Not applicable
KB 12-1 Venture Investment	11.12.2012	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Investment	64,189	See note 1	Not applicable
KB Start-up Creation Fund	9.6.2013	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Investment	23,622	See note 1	Not applicable
KB Intellectual Property Fund	2.10.2015	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Investment	18,830	See note 1	Not applicable
KB Excellent Technology Enterprise Investment Partnership	1.25.2016	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Investment	—	See note 1	Not applicable

Company Name	Date of Establishment (mm.dd.yyyy)	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
KB Haeoreum Private Securities Investment Trust 1st	2.7.2014	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	100,064	See note 1	See note 2
KB Haeoreum Private Securities Investment Trust 26 (Bond)	10.14.2014	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	102,214	See note 1	See note 2
KB Haeoreum Private Securities Investment Trust 28 (Bond)	10.20.2014	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	153,246	See note 1	See note 2
Allianz Star Private Securities Investment Trust 31 (Bond)	10.24.2014	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	76,539	See note 1	See note 2
Korea Basic Private Securities Investment Trust 62 (Bond)	11.3.2014	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	51,101	See note 1	Not applicable
KDB Private Securities Investment Trust 23 (Bond)	11.26.2014	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	51,215	See note 1	Not applicable
Kyobo AXA Tomorrow Private Securities Investment Trust 38 (Bond)	12.16.2014	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	76,205	See note 1	See note 2
KB Haeoreum Private Securities Investment Trust 37 (Bond)	12.16.2014	8-26, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	153,221	See note 1	See note 2
KB Neul Pureun Private Securities Investment Trust 59 (Bond)	11.1.2012	2-28, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	108,347	See note 1	See note 2
Yoori Ace Private Securities Investment Trust 9 (Bond)	12.19.2014	2-28, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	30,755	See note 1	Not applicable
HDC Rich Private Securities Investment Trust 19 (Bond)	12.19.2014	2-28, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Private equity fund	30,860	See note 1	Not applicable
KB Wise Star Private Real Estate Feeder Fund 1st	9.25.2012	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	354,629	See note 1	See note 2
KB Star Retail Private Master Real Estate 1st	4.26.2013	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	119,473	See note 1	See note 2
KB Star Office Private Real Estate Investment Trust 2nd	12.19.2014	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	220,384	See note 1	See note 2
Hanbando BTL Private Special Asset Fund 1st	5.30.2006	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	616,878	See note 1	See note 2
KB Hope Sharing BTL Private Special Asset	12.22.2010	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	75,675	See note 1	See note 2
KB Mezzanine Private Securities Fund 1st (Mixed)	5.31.2010	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	97,572	See note 1	See note 2

Company Name	Date of Establishment (mm.dd.yyyy)	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
KB Mezzanine Private Securities Fund 2nd (Mixed)	5.16.2014	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	69,253	See note 1	Not applicable
KB Wellyan Private Equity Real Estate Fund No. 6	11.11.2005	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	4,190	See note 1	Not applicable
KB Wellyan Private Equity Real Estate Fund No. 7	11.11.2005	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	10,643	See note 1	Not applicable
KB Priority Acquisition Private Special Asset Fund No.1	4.15.2015	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	251,800	See note 1	See note 2
KB Sole Leaders Global Healthcare Fund	3.10.2016	731, Yeongdongdae-ro, Gangnam-gu, Seoul	Investment	—	See note 1	Not applicable
KB Vintage16 Private Securities Investment Fund	4.1.2016	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	—	See note 1	Not applicable
KB Neul Pureun Private Securities Investment Fund 98 (Bond)	12.24.2013	70, Yeouidae-ro, Yeongdeungpo-gu, Seoul	Private equity fund	367,616	See note 1	See note 2
Unrestricted investment fund	3.9.1989	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	89	See note 1	Not applicable
Development trust	10.21.1989	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	21,080	See note 1	Not applicable
Personal pension trust	6.20.1994	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	1,823,802	See note 1	See note 2
Old age living pension trust	5.1.1990	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	2,250	See note 1	Not applicable
Retirement trust	3.27.2000	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	12,977	See note 1	Not applicable
New personal pension trust	7.1.2000	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	88,094	See note 1	See note 2
New old age living pension trust	8.25.2000	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	6,726	See note 1	Not applicable
Pension trust	2.5.2001	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	1,758,222	See note 1	See note 2
Household money trust	3.9.1989	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	16,349	See note 1	Not applicable
Corporate trust	3.9.1989	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	1,574	See note 1	Not applicable
Installment money trust	4.1.1989	115, Yeouigongwon-ro, Yeoungdeungpo-gu, Seoul	Trust	22,900	See note 1	Not applicable

1.	Based on K-IFRS 1100 Paragraph (7).
2.	Assets for the previous reporting year are more than KRW75 billion.
3.	Assets for the previous reporting year are based on separate financial statements.

(2)	Changes in consolidated entities

Type	Subsidiary	Reason for Change
Newly Consolidated Entities	KL No. 1 Ltd.	See note 1
	KH No. 2 Ltd.	See note 1
	KB Excellent Technology Enterprise Investment Partnership	See note 2
	KB Sole Leaders Global Healthcare Fund	See note 2
	Silver Investment No. 2	See note 1
	KL International No.2 Ltd.	See note 1
	KL No.3 Ltd.	See note 1
	KBM No. 1 Ltd.	See note 1
	KY No. 1 Ltd.	See note 1
	KH No. 3 Ltd.	See note 1
	KB Vintage16 Private Securities Investment Fund	See note 3
	KB Neul Pureun Private Securities Investment Fund 98 (Bond)	See note 3
Deconsolidated Entities	Midas Absolute Profit Private Securities Investment Fund No. 2 (Bond)	Redemption of private fund
	Ashley Investment First Co., Ltd.	Termination of guarantee
	Wise Mobile First Securitization Specialty	Liquidation
	Wise Mobile Second Securitization Specialty	Liquidation
	Plus Optimal Asset Allocation Private Securities Investment Fund No. 5 (Mixed)	Redemption
	KB Star Fund-KB Value Focus Korea Equity	Change in percentage of shareholding (100% g 9.19%)

1.	Acquisition of control as a result of exposure to variable returns and ability to impact performance, through credit extensions and role as the asset manager.
2.	Acquisition of control as a result of exposure to variable returns and performance through investments.
3.	Acquisition of control as a result of exposure to variable returns and performance through role as operator and investor in collective investment.

C.	Date of Establishment and Term of Existence

The Company was established on September 29, 2008 through a comprehensive stock transfer with respect to affiliated companies, including Kookmin Bank, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities. On October 10, 2008, the common stock of the Company was listed on the KRX KOSPI Market,

D.	Address, Telephone Number of Headquarters, Website

–	Address: 84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

–	Telephone Number: +82-2-2073-7114

–	Website: www.kbfg.com

E.	Regulatory Framework for the Operation of the Company

The Financial Holding Company Act

F.	Main Business Operations

The Company was established as a financial holding company in September 2008. As a pure holding company, the Company does not engage in businesses of its own, and primarily controls, through share ownership, subsidiaries that engage in financial services or that are closely related to financial services.

The subsidiaries that are consolidated pursuant to K-IFRS, which was adopted in 2011, engage in the businesses of banking (Kookmin Bank), credit card (KB Kookmin Card), financial investment (Hyundai Securities, KB Investment & Securities, KB Asset Management, KB Real Estate Trust and KB Investment), insurance (KB Insurance, KB Life Insurance) and others (KB Capital, KB Savings Bank, KB Credit Information, KB Data Systems).

In addition, some of the Company’s subsidiaries own several companies specializing in asset-backed securitization and trusts (for transfer, management and disposal of securitized assets such as bonds), investment funds (for investment income), private equity and private placement funds. For detailed information, please refer to “A. Overview of Subsidiaries” and “II. Description of Business.”

G.	Affiliated Companies

As of June 30, 2016, the Company comprises 36 affiliated companies – one holding company, 13 first-tier subsidiaries and 22 second-tier subsidiaries.

Classification	Company Name	Controlling Company	Remarks
Holding Company (1)	KB Financial Group Inc.	–	Listed
First-Tier Subsidiaries (13)	Kookmin Bank	KB Financial Group Inc.	Not listed
	KB Insurance Co., Ltd.		Listed
	Hyundai Securities Co., Ltd.		Listed
	KB Kookmin Card Co., Ltd.		Not listed
	KB Investment & Securities Co., Ltd.		Not listed
	KB Life Insurance Co., Ltd.		Not listed
	KB Asset Management Co., Ltd.		Not listed
	KB Capital Co., Ltd.		Listed
	KB Savings Bank Co., Ltd.		Not listed
	KB Real Estate Trust Co., Ltd.		Not listed
	KB Investment Co., Ltd.		Not listed
	KB Credit Information Co., Ltd.		Not listed
	KB Data System Co., Ltd.		Not listed
Second-Tier Subsidiaries (22)	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed (overseas)
	Kookmin Bank Int’l Ltd.(London)		Not listed (overseas)
	Kookmin Bank Cambodia PLC.		Not listed (overseas)
	Kookmin Bank (China) Ltd.		Not listed (overseas)
	KB Claims Survey & Adjusting	KB Insurance Co., Ltd.	Not listed
	KB Sonbo CNS		Not listed
	Leading Insurance Services, Inc.		Not listed (overseas)
	LIG Insurance (China) Co., Ltd.		Not listed (overseas)
	PT. Kookmin Best Insurance Indonesia		Not listed (overseas)
	Hyundai Savings Bank Co., Ltd.	Hyundai Securities Co., Ltd.	Not listed
	Hyundai Asset Management Co., Ltd.		Not listed
	Hyundai Securities America Inc.		Not listed (overseas)
	Hyundai Securities Asia Ltd.		Not listed (overseas)
	Hyundai-Tongyang Agrifood Private Equity Fund		Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund		Not listed
	KB-Glenwood Private Equity Fund	KB Investment & Securities Co., Ltd.	Not listed
	National Pension KBIC No. 1 Private Equity Fund	KB Investment Co., Ltd.	Not listed
	KBIC No. 3 Private Equity Fund		Not listed
	KoFC KBIC Frontier Champ 2010-5 Private Equity Fund		Not listed
	KoFC POSCO Hanwha KB Shared Growth No.2 Private Equity Fund		Not listed
	KoFC Value-up Private Equity Fund		Not listed
	Korea GCC Global Cooperation Private Equity Fund		Not listed

1.	On May 31, 2016, KB Financial Group added Hyundai Securities as a subsidiary, as a result of which the subsidiaries of Hyundai Securities, Hyundai Savings Bank Co., Ltd., Hyundai Asset Management Co., Ltd., Hyundai Securities America Inc., Hyundai Securities Asia Ltd., Hyundai-Tongyang Agrifood Private Equity Fund and Keystone-Hyundai Securities No. 1 Private Equity Fund, were added as second-tier subsidiaries of KB Financial Group.

H.	Matters Relating to Credit Ratings

1.	Ratings by Credit Rating Agencies

(As of the date of submission of the Securities Registration Statement)
Date of Rating	Evaluated Securities	Credit Rating	Agency (Ratings Range)	Evaluation Category
3.14.2014	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
2.23.2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
6.4.2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
9.16.2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
11.18.2015	Commercial Paper	A1	Korea Ratings (A1~D) / KIS Ratings (A1~D) / NICE Ratings (A1~D)	Official
11.25.2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
5.11.2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
6.24.2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
6.30.2016	Commercial Paper	A1	Korea Ratings (A1~D) / KIS Ratings (A1~D) / NICE Ratings (A1~D)	Official
7.22.2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
8.24.2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official

2.	Summary of the Corporate Bond Credit Rating System

(1)	Korea Ratings

Rating	Description
AAA	Obligor’s capacity to meet financial commitments is exceptionally strong and highly unlikely to be adversely affected by foreseeable changes in circumstances and economic conditions.
AA	Obligor’s capacity to meet financial commitments is very strong, and is not significantly vulnerable to foreseeable changes in circumstances and economic conditions.
A	Obligor’s capacity to meet financial commitments is strong, but more vulnerable to foreseeable changes in circumstances and economic conditions than obligors in the higher-rated categories.
BBB	Obligor’s capacity to meet financial commitments is adequate but adverse economic conditions or changes circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.
BB	Obligor’s capacity for timely repayment is currently adequate, but there are some speculative characteristics that make the repayment uncertain over time.
B	Obligor’s capacity to meet financial commitments is weak and has speculative characteristics.
CCC	Default is likely.
CC	Default is highly likely.
C	Default is extremely likely and unavoidable under reasonably foreseeable circumstances.
D	In default at the present time.

1.	“+” or “-” notations can be attached to ratings AA through B to differentiate ratings within broader rating categories.

(2)	KIS Ratings

Rating	Description
AAA	An ‘AAA’ rating indicates the strongest capacity for timely repayment.
AA	An ‘AA’ rating indicates very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
A	An ‘A’ rating indicates strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
BBB	A ‘BBB’ rating indicates that capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
BB	A ‘BB’ rating indicates that the capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
B	A ‘B’ rating indicates lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
CCC	A ‘CCC’ rating indicates lack of capacity for even current repayment and high risk of default.
CC	A ‘CC’ rating indicates greater uncertainties than higher ratings.
C	A ‘C’ rating indicates high credit risk and lack of capacity for timely repayment.
D	A ‘D’ rating indicates insolvency.

1.	“+” or “-” notations can be attached to ratings AA through B to differentiate ratings within broader rating categories.

(3)	NICE Ratings

Rating	Description
AAA	Obligor’s capacity to meet financial commitments is exceptionally strong and highly unlikely to be adversely affected by foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is extremely low.
AA	Obligor’s capacity to meet financial commitments is very strong but somewhat less than AAA, and is not significantly vulnerable to foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is very low.
A	Obligor’s capacity to meet financial commitments is strong, but more vulnerable to foreseeable changes in circumstances and economic conditions than obligors in the higher-rated categories.
BBB	Obligor’s capacity to meet financial commitments is adequate but adverse economic conditions or changes circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.
BB	Obligor’s capacity to meet financial commitments may be moderate but has speculative characteristics. Adverse economic conditions or changing circumstances could lead to obligor’s inadequate capacity to meet its financial commitments. Credit risk regarding the obligor is moderate.
B	Obligor’s capacity to meet financial commitments is weak and has speculative characteristics, and it is not possible to confirm its future stability at present.
CCC	Obligor’s capacity to meet financial commitments is currently vulnerable, and may contain possibility of default.
CC	Obligor’s capacity to meet financial commitments is currently highly vulnerable and is more susceptible to adverse economic conditions or changing circumstances than higher ratings.
C	Obligor’s capacity to meet financial commitments is currently highly vulnerable and the obligor is regarded to have little chance of recovery.
D	All financial obligations of are in default.

1.	“+” or “-” notations can be attached to ratings AA through CCC to differentiate ratings within broader rating categories.

3.	Summary of the Commercial Paper Credit Rating System

(1)	Korea Ratings

Rating	Description
A1	Capacity for timely payment is the strongest and unlikely to be adversely affected by foreseeable events.
A2	Capacity for timely payment is strong, but not as great as A1 ratings in terms of the margin of safety.
A3	Capacity for timely payment is adequate, but likely to be impaired by drastic changes in circumstances and economic conditions.
B	Capacity for timely payment is doubtful and speculative as it is more likely to be impaired by adverse changes in circumstances and economic conditions.
C	Capacity for timely payment and safety are very vulnerable to near-term adverse changes in financial and economic conditions and very speculative.
D	In default as of present.

2.	“+” or “-” notations can be attached to ratings AA through B to differentiate ratings within broader rating categories.

(2)	KIS Ratings

Rating	Description
A1	An “A1” rating indicates the strongest capacity for timely repayment, and this capacity is highly stable.
A2	An “A”’ rating indicates strong capacity for timely repayment. This capacity, nevertheless, is slightly inferior than is the case for the highest rating category.
A3	An “A3” rating indicates satisfactory capacity for timely repayment and stability of that capacity. The stability, nevertheless, is slightly inferior than is the case for higher rating categories.
B	A “B” rating indicates adequate capacity for timely repayment. This capacity, however, lacks stability and is susceptible to short-term changes in economic conditions.
C	A “C” rating indicates clear speculative characteristics.
D	A “D” rating indicates insolvency.

2.	“+” or “-” notations can be attached to ratings AA through B to differentiate ratings within broader rating categories.

(3)	NICE Ratings

Rating	Description
A1	Capacity for repayment is at its highest and highly unlikely to be adversely affected by foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is extremely low.
A2	Capacity for repayment is very strong but somewhat less than A1.
A3	Capacity for repayment is strong but more vulnerable to foreseeable changes in circumstances and economic conditions than those in the higher-rated categories.
B	Capacity for repayment is moderate but has speculative characteristics.
C	Capacity for repayment is speculative.
D	Capacity for repayment is null.

2.	“+” or “-” notations can be attached to ratings AA through CCC to differentiate ratings within broader rating categories.

2.	Company History

[Matters Relating to the Parent Company]

[KB Financial Group]

Date (mm.dd.yyyy)	Description
9.26.2008	Obtained approval from the FSC to establish a holding company
9.29.2008	Established the Company through a comprehensive stock transfer among Kookmin Bank, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data Systems, KB Asset Management, KB Futures and KB Investment & Securities; listing on the New York Stock Exchange
10.10.2008	Listed on the Korea Exchange
10.20.2008	Changes in the largest shareholder (Korean National Pension Service g ING Bank N.V.)
10.31.2008	Changes in the largest shareholder (ING Bank N.V. g Korean National Pension Service)
5.4.2009	Added Kookmin Bank Cambodia PLC as a second-tier subsidiary
6.22.2009	Added KB Life Insurance, a second-tier subsidiary, as a direct subsidiary
9.28.2009	Added Burrill-KB Life Sciences Fund as a second-tier subsidiary
12.1.2009	Added KB-Glenwood PEF as a second-tier subsidiary
1.22.2010	Changes in the largest shareholder (Korean National Pension Service g ING Bank N.V.)
7.6.2010	Added KBIC No.3 PEF as a second-tier subsidiary
12.13.2010	Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary
3.2.2011	Added KB Kookmin Card as a subsidiary
3.14.2011	Merged KB Investment & Securities Co., Ltd and KB Futures Co., Ltd.
7.8.2011	Changes in the largest shareholder (ING Bank N.V. g Korean National Pension Service)
11.12.2011	Closed KB Investment & Securities Hong Kong Ltd.
1.13.2012	Added KB Savings Bank Co., Ltd. as a subsidiary
5.11.2012	Added KoFC Posco Hanwha KB Shared Growth No.2 PEF as a second-tier subsidiary
6.8.2012	Liquidated Burrill-KB Life Sciences Fund
7.2.2012	Added KoFC Value-up PEF as a second-tier subsidiary
10.10.2012	Added Kookmin Bank (China) Ltd. as a second-tier subsidiary
6.20.2013	Acquired additional shares in KB Life Insurance (percentage of shareholding increased to 100%)
9.2.2013	Added Yehansoul Savings Bank Co., Ltd. as a subsidiary
1.13.2014	Merged KB Savings Bank and Yehansoul Savings Bank Co., Ltd.
3.20.2014	Added KB Capital Co., Ltd. as a subsidiary
7.2.2014	Added Korea GCC Global Cooperation PEF as a second-tier subsidiary
6.24.2015	Added KB Insurance as a subsidiary
11.23.2015	Acquired additional shares in KB Insurance (percentage of shareholding: 19.47%g33.29%)
5.31.2016	Added Hyundai Securities as a subsidiary
6.24.2016	Acquired treasury shares of Hyundai Securities (percentage of shareholding: 22.56%g29.62%)

A.	Address of the Headquarters

•	84, Namdaemun-ro, Jung-gu, Seoul

B.	Significant Changes in Management

(As of the date of submission of the Securities Registration Statement)
Position	Name	Term	Remarks
Chairman & CEO	Young-ki Hwang	September 2008 – September 2009	Resigned
Vice Chairman & CEO	Jeong-won Kang	September 2009 – July 2010	Resigned
Chairman & CEO	Yoon-dae Euh	July 2010 – July 2013	Resigned
Chairman & CEO	Young-rok Lim	July 2013 – September 2014	Dismissed
Chairman & CEO	Jong Kyoo Yoon	November 2014 – Present	New appointment

1.	On September 30, 2014, a court ruling appointed Vice President Woong-won Yoon as Interim CEO. This decision became effective on October 1, 2014.

C.	Changes in the Largest Shareholder

(Unit: Shares, %)
Date of Change (mm.dd.yyyy)	Name	Number of Shares	Percentage of Shareholding	Remarks
9.30.2008	Korean National Pension Service	17,910,781	5.03	—
10.20.2008	ING Bank N.V.	18,045,337	5.06	—
10.31.2008	Korean National Pension Service	21,675,810	6.08	—
12.31.2008	Korean National Pension Service	23,284,404	6.53	See note 1
2.4.2009	Korean National Pension Service	23,271,087	6.53	—
3.27.2009	Korean National Pension Service	22,548,541	6.33	—
5.29.2009	Korean National Pension Service	19,653,362	5.52	—
7.27.2009	Korean National Pension Service	19,673,220	5.52	See note 1
9.2.2009	Korean National Pension Service	21,199,372	5.49	See note 2
12.7.2009	Korean National Pension Service	20,321,051	5.26	See note 1
12.31.2009	Korean National Pension Service	20,046,217	5.19	See note 1
1.22.2010	ING Bank N.V.	19,401,044	5.02	See note 1
7.8.2011	Korean National Pension Service	23,650,699	6.12	—
12.31.2011	Korean National Pension Service	26,510,171	6.86	See note 1
3.14.2012	Korean National Pension Service	27,894,880	7.22	—
8.1.2012	Korean National Pension Service	31,817,770	8.24	—
12.31.2012	Korean National Pension Service	33,158,257	8.58	See note 1
6.12.2013	Korean National Pension Service	34,479,641	8.92	See note 1
7.23.2013	Korean National Pension Service	35,699,841	9.24	—
12.31.2013	Korean National Pension Service	38,476,974	9.96	See note 1
10.14.2014	Korean National Pension Service	36,750,987	9.51	See note 1
12.31.2014	Korean National Pension Service	36,383,211	9.42	See note 1
12.31.2015	Korean National Pension Service	35,534,667	9.20	See note 1
8.12.2016	Korean National Pension Service	36,826,207	9.53	See note 1

1.	Information based on the closure of the shareholder register.
2.	Information based on total issued shares of common stock as of July 27, 2009 (the record date for the allocation of rights in a rights offering) and total number of shares subscribed in the rights offering as of September 2, 2009.
3.	The date of change in largest shareholder is the date indicated in the applicable report of changes in shareholding of largest shareholder, as publicly filed.
4.	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

D.	Mergers of the Company

On March 2, 2011, the Company effected a horizontal spin-off of the credit card business of Kookmin Bank and established KB Kookmin Card as a subsidiary in order to increase its expertise in the credit card sector and to increase the competitiveness of the non-banking business of the Company.

On March 14, 2011, KB Investment & Securities was merged with KB Futures in order to strengthen the Company’s competitiveness in the financial investment industry and to respond to the changing market conditions following the Enforcement Decree of the FSCMA.

In order to strengthen the Company’s non-banking businesses and to contribute to stabilization of financial services for ordinary people, the Company established KB Savings Bank on January 13, 2012 in connection with the purchase of assets and assumption of liabilities of Jeil Savings Bank, whose business had been suspended. Subsequently, on September 2, 2013, the Company acquired Yehansoul Savings Bank and on January 13, 2014, KB Savings Bank was merged with Yehansoul Savings Bank, with KB Savings Bank as the surviving entity.

On March 20, 2014, the Company acquired KB Capital (formerly known as Woori Financial Co., Ltd.) as a subsidiary in order to diversify the income sources of its retail finance operations and strengthen its non-banking businesses. The Company expects to enhance customer satisfaction and increase its profitability by offering retail financing services through KB Capital, including vehicle installment financing and leasing services. In addition, the Company has solidified its status as a comprehensive financial services group through a full line up of financial services offerings for retail customers. Furthermore, the Company expects to achieve synergies through cross-selling financial products and promoting joint sales activities by affiliated companies.

On June 27, 2014, the Company entered into a share purchase agreement to acquire shares of LIG Insurance and on December 24, 2014, it obtained approval from the FSC to add LIG Insurance as a subsidiary. On March 26, 2015, the Company amended the terms of the share purchase agreement relating to the acquisition of shares of LIG Insurance. On June 18, 2015, the Company obtained approval from the Board of Governors of the Federal Reserve Board of the United States to become a U.S. financial holding company and added KB Insurance as a subsidiary on June 24, 2015.

On May 31, 2016, the Company entered into a share purchase agreement to purchase 53,380,410 shares of Hyundai Securities (representing 22.56% of the outstanding shares of Hyundai Securities) for KRW1,242,594 million. On June 24, 2016, the Company acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) for KRW107,256 million. Following the acquisition, the total number of shares of Hyundai Securities owned by the Company was 70,096,280 shares (representing 29.62% of the total issued shares of Hyundai Securities).

[Matters Relating to Major Consolidated Subsidiaries]

[Kookmin Bank]

Date (mm.dd.yyyy)	Description
11.1.2001	Established the newly merged entity named Kookmin Bank and listed on NYSE
11.9.2001	Listed on the KRX KOSPI Market
9.30.2003	Mergerd with Kookmin Credit Card
12.19.2003	Full privatization following the Korean government’s sale of Kookmin Bank shares
12.19.2003	Changes in largest shareholder (Korean government g ING Bank N.V. Amsterdam)
6.2.2004	Established KB Life Insurance Co., Ltd., an insurance company specializing in bancassurance
12.31.2004	Changes in largest shareholder (ING Bank N.V. Amsterdam g Euro-Pacific Growth Fund)
3.21.2005	Changes in largest shareholder (Euro-Pacific Growth Fund g ING Bank N.V. Amsterdam)
10.10.2005	Changes in largest shareholder (ING Bank N.V. Amsterdam g Euro-Pacific Growth Fund)
2.2.2006	First Korean bank to establish a system for identifying Basel II risk-weighted assets and calculating new BIS ratios
11.14.2007	Executed share purchase agreement with Hannuri Investment & Securities Co., Ltd. (percentage of shareholding: 95.8%)
12.28.2007	Became the first Korean bank to obtain approval from Financial Supervisory Service to use Internal Ratings Based Approach for Basel II risk
2.20.2008	Changes in largest shareholder (Euro-Pacific Growth Fund g Korean National Pension Service)
3.11.2008	Established KB Investment & Securities Co., Ltd
3.14.2008	Executed share purchase agreement with JSC Bank CenterCredit (a Kazakhstani bank)
8.27.2008	Acquired 23% of JSC Bank CenterCredit shares (a Kazakhstani bank)
9.29.2008	KB Financial Group Inc. established; changes in largest shareholder (Korean National Pension Service g KB Financial Group Inc.)
12.4.2008	Acquired 7.5% of the newly issued shares of JSC Bank CenterCredit (a Kazakhstani bank)
5.4.2009	Acquired 51% of Khmer Union Bank shares (a Cambodian bank); renamed Kookmin Bank Cambodia PLC on May 7, 2009
6.22.2009	Sold 100% of KB Life Insurance shares to KB Financial Group
9.25.2009	Executed agreement to jointly invest in JSC Bank CenterCredit with International Finance Corporation
2.24.2010	Acquired additional JSC Bank CenterCredit shares to reach cumulative 29.56% ownership (percentage of shareholding is based on common shares; if convertible preferred stock is converted to common shares, a total of 41.93%)
2.28.2011	Horizontal spin-off of the credit card business from Kookmin Bank
11.21.2011	First Korean bank to implement Open Banking
5.31.2012	Awarded first place in “Global Competitiveness” by the Korea Economic Daily and the Korea Institute of Consumer Management & Evaluation
7.12.2012	Acquired additional shares of KB Cambodia Bank (increased percentage of shareholding to 92.44%)
10.8.2012	Awarded “Most Socially Responsible Company” by the Korea Economic Daily
10.10.2012	Established Kookmin Bank (China) Ltd. and incorporated it as a subsidiary
12.5.2012	Awarded first place in the banking sector of ‘Most Trustworthy Financial Service Provider’ by Korea Finance Consumer Federation
5.2.2013	Launched KB Real Estate R-easy Index

Date (mm.dd.yyyy)	Description
6.7.2013	Completed acquisition of Kookmin Bank Cambodia PLC shares (percentage of shareholding: 100.00%)
9.30.2013	Ranked first in banking industry on Korean Customer Satisfaction Index (KCSI) by Korea Management Association Consulting (KMAC) for seven consecutive years
12.9.2013	Ranked first place in banking industry on National Customer Satisfaction Index (NCSI) by the Korea Productivity Center (KPC) for eight consecutive years
3.2.2014	Awarded “Best Corporate Governance in Korea” by the World Finance
3.5.2014	Ranked first in banking industry on Korea Brand Power Index (K-BPI) by KMAC for 16 consecutive years
7.4.2014	Awarded “Best Export-Import Financing Bank Award” for four consecutive years by the Trade Finance
9.18.2014	Awarded “2014 Best Brand for Consumer Confidence” for eight consecutive years by Korea Brand Management Association
11.21.2014	Inauguration of Jong Kyoo Yoon as the sixth Chairman
12.16.2014	Awarded “Best Website – Financial Services” by Korea Internet Professional Association
3.9.2015	Ranked first in banking industry on K-BPI by Korea Management Association Consulting for 17 consecutive years
4.30.2015	Exceeded 10 million users for the smartphone banking service application, “KB Star Banking”
12.8.2015	Ranked first in banking industry on NCSI by KPC for nine consecutive years
5.11.2016	Selected “Best Export-Import Financing Bank Award” by the Asian Banker for five consecutive years

[Major Developments Relating to Business Activities of Subsidiaries]

Company Name		Description
Kookmin Bank Hong Kong Ltd. (Kookmin Bank’s subsidiary in Hong Kong)	-	1995.6.24: Acquired license for Hong Kong local branch
	-	1995.7.20: Acquired shares of Hong Kong local branch
	-	2004.1.2: Changed name to Kookmin Bank Hong Kong Ltd. (from Kookmin Finance Hong Kong Ltd.)
	-	2010.12.30: Acquired license to acquire/subscribe securities and engage in consulting operations
Kookmin Bank International Ltd. (Kookmin Bank’s subsidiary in the United Kingdom)	-	1991.10.7: Acquired license of BOE
	-	1991.10.10: Acquired license of Securities & Futures Authority
	-	1991.11.2: Opened local office
	-	1999.1.6: Change in largest shareholder approved by Financial Supervisory Authority; changed name to Kookmin Bank International Ltd.
	-	2001.11.2: Change in largest shareholder approved by Financial Supervisory Authority
	-	2010.5.4: Change in currency for paid-in capital (GBP20 million g USD30.392 million)
Kookmin Bank Cambodia PLC. (Kookmin Bank’s subsidiary in Cambodia)	-	2009.5.4: Kookmin Bank acquired 51% of Khmer Union Bank shares
	-	2009.5.7: Opening of Kookmin Bank Cambodia PLC (renamed)
	-	2010.12.29: Increase in capital by USD 3 million (increase in percentage of shareholding to 53.19%)
	-	2012.7.12: Acquired additional shares of Kookmin Cambodia Bank (increase in percentage of shareholding to 92.44%)
	-	2013.6.7: Completed acquisition of Kookmin Cambodia Bank (percentage of shareholding: 100.00%)
	-	2013.11.13: Opened Toul Kork branch in Cambodia
Kookmin Bank (China) Ltd. (Kookmin Bank’s subsidiary in China)	-	2012.1.13: Acquired preliminary license from China Banking Regulatory Commission (CBRC)
	-	2012.9.24: Acquired final license from CBRC
	-	2012.10.10: Acquired business license
	-	2012.11.19: Commenced business
	-	2015.12.3: Opened Shanghai branch

[KB Kookmin Card Co., Ltd.]

Date (mm.dd.yyyy)	Description
9.25.1980	Commenced Kookmin Card business (Kookmin Bank’s credit department)
12.15.1984	Commenced issuance of MasterCard credit cards
9.25.1987	Established Kookmin Credit Card Co., Ltd.
1.15.1990	Commenced issuance of Visa credit cards
12.26.1996	First credit card company to reach KRW10 trillion in total usage amount
8.22.1998	Merged with Kookmin Finance Co., Ltd.
12.30.1998	Merged with Jang Eun Credit Card Co., Ltd.
6.30.2000	First IPO in the credit card industry (listed in KOSDAQ)
1.16.2001	Registered patent for Kookmin Pass Card (non-contact wireless credit card system)
9.30.2003	Merged with Kookmin Bank
2.15.2005	Commenced issuance of JCB brand cards
3.2.2005	Issued Korea’s first debit card with deferred payment service of public transport fare
3.2.2011	Established KB Kookmin Card
6.8.2011	Announced business slogan “Power for People’s Life”
9.29.2011	Ranked first in credit card industry on 20111 KCSI by KMAC
9.24.2012	Commenced issuance of CUP cards
9.27.2012	Ranked first in credit card industry on KCSI for two consecutive years
11.8.2012	Issuance of AMEX cards
12.18.2012	Ranked first in credit card industry on NCSI
6.27.2013	Ranked first in credit card industry on Korea Standard-Service Quality Index (KS-SQI) for three consecutive years
9.9.2013	Launched mobile application “Kmotion”
9.30.2013	Ranked first in credit card industry on KCSI for three consecutive years
12.09.2013	Ranked first in credit card sector of NCSI for two consecutive years
7.16.2014	Commenced issuance of K-WORLD cards
2.12.2015	Cooperated with NHN Entertainment on Fin-tech activation business
5.12.2015	Commenced issuance of KB Kookmin Cheongchundaero card, targeting customers in their 20s and 30s and based on big data
5.26.2015	Registered as an installment financing business pursuant to the Specialized Credit Finance Business Act
6.25.2015	Ranked first in debit card industry on KS-SQI
11.5.2015	Commenced issuance of KB Kookmin Dadam Card, based on big data
1.29.2016	Commenced issuance of KB Kookmin Golden Life Olim Card, targeting senior citizens
6.20.2016	Awarded first place in the Second Global Financial Services Awards hosted by the Korea Economic TV

A.	Address of the Headquarters

•	30, Saemunan-ro 3-gil, Jongno-gu, Seoul, Korea (Naesu-dong)

B.	Significant Changes in Management

Position	Name	Term
President & CEO	Gi-eui Choi	March 2011 - July 2013
President & CEO	Jae-oh Shim	July 2013 - February 2014
President & CEO	Duk-soo Kim	March 2014 - December 2015
President & CEO	Woong-won Yoon	January 2016 - Present

[KB Investment & Securities Co., Ltd]

Date (mm.dd.yyyy)	Description
3.11.2008	Kookmin Bank acquired Hannuri Investment & Securities Co., Ltd.; changed name to KB Investment & Securities Co., Ltd.
9.29.2008	KB Financial Group established; change in largest shareholder from Kookmin Bank to KB Financial Group
2.2.2009	Launched Home Trading System “KB Plustar”
2.4.2009	Renewed license for financial investment services; registered as a discretionary investment management business
4.22.2009	Launched “KB Plustar Account”
1.6.2010	Opened first branch (Apgujeong PB Center)
1.27.2010	Launched “KB iplustar” application for iPhones
2.2.2010	Opened second branch (Dogok PB Center)
12.15.2010	Opened third branch (Jamsil Joongang); acquired license to invest/trade over-the-counter derivatives
12.21.2010	Opened fourth branch (Seohyun)
3.14.2011	Merged with KB Futures Co., Ltd.
6.17.2011	Opened fifth branch (Mokdong PB Center)
7.11.2011	Opened sixth branch (Yeouido)
11.14.2011	Opened seventh branch (Gangnam Star PB Center)
12.23.2011	Opened eighth branch (Myeongdong Star PB Center)
12.26.2011	Opened ninth branch (Trade Center)
12.17.2012	Opened 10th branch (Pyeongchon)
1.1.2015	Inauguration of Byeong Jo Jeon as CEO
4.29.2015	Opened 11th branch (Cheongdam PB Center)
5.11.2015	Opened 12th branch (Ilsan PB Center)
6.30.2015	Opened 13th branch (Daegu WM Center)
8.20.2015	Opened 14th branch (Changwon WM Center)
9.1.2015	Opened 15th branch (Nowon WM Center)
10.5.2015	Launched asset management application “KB WM CAST”
10.12.2015	Opened 16th branch (Ulsan WM Center)
11.24.2015	Opened 17th branch (Busan WM Center)
1.4.2016	Relocated headquarters (Yeouido KB Finance Tower)
4.25.2016	Opened 18th branch (Pangyo WM Center)

[Mergers of the Company]

•	On March 14, 2011, KB Investment & Securities merged with KB Futures, acquiring the rights and obligations of KB Futures. The merger was followed by the dissolution of KB Futures.

•	Changes in Share Ownership Before and After the Merger

Name	Shares Owned Before the Merger		Shares Owned After the Merger
	Number of Shares	Percentage of Shareholding	Number of Shares	Percentage of Shareholding
KB Financial Group	15,600,000	100%	21,450,439	100%

1.	KB Investment & Securities issued 5,850,439 common shares and allotted to the shareholders of KB Futures (KB Financial Group) 1.4626098 newly issued common shares of KB Investment & Securities for each common share of KB Futures.

[KB Life Insurance Co., Ltd.]

Date (mm.dd.yyyy)	Description
3.16.2014	Established office for establishment of KB Life
4.7.2004	Korea Deposit Insurance Corporation approved proposd share purchase agreement relating to Hanil Life Insurance
4.29.2004	Established KB Life; first general meeting of the founders
5.18.2004	Executed MOU with ING Group
5.28.2004	Acquired license to engage in insurance operations
5.31.2004	Change name to KB Life Insurance; resolved to transfer contracts of Hanil Life Insurance
6.2.2004	Commenced bancassurance operations (total capital: KRW30 billion)
1.21.2005	Became the controlling shareholder due to 49% equity participation from ING
6.27.2007	Increased capital by KRW15 billion (total capital: KRW45 billion)
7.31.2007	Reached KRW1 trillion in total capital
12.21.2007	Increased capital by KRW25 billion (total capital: KRW70 billion)
2.1.2008	Commenced general agency (GA) channel operations
2.12.2008	Commenced telemarketing/direct marketing channel operations
6.26.2008	Increased capital by KRW60 billion (total capital: KRW130 billion)
8.18.2008	Relocated headquarters (Yeongdeungpo-gu Yeouido-dongg Yongsan-gu Hangang-ro)
12.26.2008	Increased capital by KRW26 billion (total capital: KRW156 billion)
4.23.2009	Ranked at top tier in a customer survey by the FSS
6.15.2009	Commenced financial consulting operations
6.22.2009	Change in largest shareholder (Kookmin Bank g KB Financial Group)
5.30.2010	Reached KRW3 trillion in total assets
12.23.2010	Increased capital by KRW120 billion (total capital: KRW276 billion)
3.31.2012	Reached KRW5 trillion in total assets
6.20.2013	Excluded ING Insurance International II B.V. from the list of shareholders (acquisition by KB Financial Group)
7.30.2013	Increased capital by KRW180 billion (total capital: KRW456 billion)
2.28.2014	Reached KRW7 trillion in total assets
4.23.2014	Selected “Best KSQI Call Center” for nine consecutive years
4.24.2014	Ranked in second tier in a customer survey by the FSS

Date (mm.dd.yyyy)	Description
1.1.2015	Inauguration of Yong Gil Shin as CEO
4.23.2015	Selected “Best KSQI Call Center” for 10 consecutive years
5.31.2015	Reached KRW8 trillion in total assets
7.1.2015	Commenced internet insurance services
9.24.2015	Opened the first combined branch
12.7.2015	Opened the second combined branch
12.28.2015	Relocated headquarters (Yongsan-gu Hangang-ro g Yeongdeungpo-gu Gukjegeumyung-ro)
5.11.2016	Selected “Best KSQI Call Center” for 11 consecutive years
5.16.2016	Opened third combined branch

[KB Asset Management Co., Ltd.]

Date (mm.dd.yyyy)	Description
4.23.1988	Established preparatory committee
4.28.1988	Registered incorporation (total capital: KRW2 billion)
5.12.1988	Registered business
6.28.1988	Registered as an investment consulting business
7.1.1988	Commenced business
12.26.1989	Relocated headquarters (Gangnam-gu Daechi-dong 946-14)
3.31.1990	Increased capital by KRW3 billion (total capital: KRW5 billion)
12.7.1992	Change in largest shareholder (Kookmin Asset Management g Housing and Commercial Bank)
12.9.1992	Changed name to Jooeun Invest Trust Management Co., Ltd.
5.31.1993	Relocated headquarters (Yeongdeungpo-gu Yeouido-dong 36-5)
6.30.1996	Increased capital by KRW2.1 billion (total capital: KRW7.1 billion)
7.1.1996	Relocated headquarters (Yeongdeungpo-gu Yeouido-dong 34-8)
11.30.1996	Increased capital by KRW1.5 billion (total capital: KRW8.6 billion)
1.25.1997	Increased capital by KRW5.9 billion (total capital: KRW14.5 billion)
5.20.1997	Acquired license to engage in discretionary investment management operations
7.16.1997	Increased paid-in capital by KRW30 billion
7.29.1997	Acquired license to engage in investment trust management operations
8.28.1997	Commenced investment trust management operations
3.16.1999	Registered as an asset management company
8.24.1999	Acquired license to engage in asset management operations
1.11.2000	Equity participation from ING Insurance International B.V. (20%)
6.30.2000	Increased paid-in capital by KRW38.3 billion
5.4.2002	Relocated headquarters (Yeongdeungpo-gu Yeouido-dong 23-2)
6.10.2002	Changed name to Kookmin Asset Management Co., Ltd.
4.29.2004	Changed name to KB Asset Management Co., Ltd.
9.29.2008	Change in largest shareholder (Kookmin Bank, ING Insurance International.B.V g KB Financial Group)
2.4.2009	Renewed license pursuant to the FSCMA
7.19.2013	Inauguration of Hee Kwon Lee as CEO
10.26.2015	Registered as a private equity firm

[KB Capital Co., Ltd.]

Date (mm.dd.yyyy)	Description
10.26.2007	Changed name to Woori Financial Co., Ltd.; inauguration of Byung Jae Lee as CEO
3.19.2008	Launched direct automobile leases with Woori Bank
4.7.2008	Launched Woori Stock Loan
5.2.2008	Launched Woori Modu Loan
6.13.2008	Executed MOU with Woori Bank regarding Woori Modu Loan
9.1.2008	Executed MOU with Kyongnam Bank regarding Woori Modu Loan
12.23.2008	Executed MOU with Kwangju Bank regarding Woori Modu Loan
5.27.2009	Executed MOU with Woori Bank regarding mortgage loans
6.22.2009	Launched Woori Modu Plus Loan
6.30.2009	Executed MOU with Kyongnam Bank regarding mortgage loans
8.11.2009	Executed MOU with Kwangju Bank regarding mortgage loans
5.1.2010	Launched Woori V Auto Loan
8.16.2010	Launched Woori Modu Alpha Loan
11.12.2010	Launched Woori Modu Click Loan
6.23.2011	Opened BIB (Branch in Branch) one-stop banks
8.25.2011	Upgrade in credit ratings by the Korea Ratings [A+ (Stable) g A+ (Positive)]
9.26.2011	Executed MOU with GM Korea
3.5.2012	Launched Woori Modu Direct Loan
6.8.2012	Upgrade in credit ratings by the Korea Ratings [A+ (Positive) g AA- (Stable)]
7.30.2012	Increased paid-in capital (KRW62.3 billion)
10.18.2012	Registered car rental business
1.16.2013	Launched installment financial program for durable goods
3.21.2013	Inauguration of Rok Hwang as CEO
4.5.2013	Changed name of ‘sub branches’ to ‘member business offices’
7.1.2013	Separated the Incheon branch office into two offices
7.18.2013	Reorganized departments in headquarters (3 centers and 27 departments g 2 centers and 21 departments)
9.6.2013	Executed MOU with the Mahindra Group
9.18.2013	Executed MOU with Jaguar Land Rover Korea
3.20.2014	Change in largest shareholder to KB Financial Group; inauguration of Jung-sik Oh as CEO
8.26.2014	Launched installment financial program for agricultural machinery
3.26.2015	Inauguration of Ji-Woo Park as CEO
5.19.2015	Executed MOU with the Incheon Freight Forwarders Association
11.3.2015	Established SY Auto Capital, a joint venture between KB Capital and Ssangyong Motor
12.09.2015	Executed MOU with Hyundai Securities (Launch of Able Star Loan)
2.16.2016	Executed MOU with a Laotian installment loan company to establish KB KOLAO Leasing
3.11.2016	Executed MOU with Suhyup Bank
3.17.2016	Executed MOU with Carffeine, Inc.

[KB Savings Bank Co., Ltd.]

Date (mm.dd.yyyy)	Description
1.2.2012	Established KB Seomin Co., Ltd.
1.13.2012	Acquired license for KB Seomin Co, Ltd.; increased capital by KRW22 billion (total paid-in capital KRW34 billion); changed name to KB Savings Bank Co., Ltd.
1.17.2012	Acquired license to open five branch offices
1.18.2012	Commenced savings bank operations
5.6.2013	Purchased headquarters building (260, Songpa-daero, Songpa-gu, Seoul)
10.17.2013	Resolved to merge with Yehansoul Savings Bank Co., Ltd. approved by the board of directors and the general meeting of shareholders
1.13.2014	Merged with Yehansoul Savings Bank Co., Ltd. (with KB Savings Bank as the surviving entity)
2.10.2014	Merged Pyeongchon and Anyang branch offices
4.7.2014	Merged Bundang and Bundang branch offices
1.1.2015	Inauguration of Young-Man Kim as CEO
8.17.2015	Closed five branch offices (Uijeongbu, Jang chung-dong, Guri, Suwon, Ilsan)
10.1.2015	Opened credit-specialized branch offices (Nowon, Geumcheon, Gwangjin)

[Mergers of the Company]

•	On January 13, 2014, KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. KB Savings Bank Co., Ltd. acquired the rights and obligations of Yehansoul Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd. was dissolved.

•	Changes in Share Ownership Before and After the Merger

Name	Shares Owned Before the Merger		Shares Owned After the Merger
	Number of Shares	Percentage of Shareholding	Number of Shares	Percentage of Shareholding
KB Financial Group	6,800,000	100%	8,001,912	100%

1.	KB Savings Bank issued 1,201,912 shares of common shares and allotted to the shareholders of Yehansoul Savings Bank (KB Financial Group) 0.1373804 newly issued common shares of KB Savings Bank for each common share of Yehansoul Savings Bank.

[KB Real Estate Trust Co., Ltd.]

Date (mm.dd.yyyy)	Description
7.12.1996	Establishment approval from the Ministry of Finance and Economy
12.3.1996	Established Jooeun Real Estate Trust Co., Ltd.
12.10.1996	Commenced operations
2.13.1997	Registered as a home construction business
9.30.1997	Opened the Busan branch office
3.27.2001	Increased capital by KRW70 billion
9.16.2002	Changed name to KB Real Estate Trust Co., Ltd.
12.5.2002	Acquired license to engage in asset management operations
1.20.2006	Opened the Daejeon branch office
4.16.2008	Registered as a real estate development business
9.29.2008	KB Financial Group established
1.1.2015	Inauguration of Sun Il Jeong as CEO

[KB Investment Co., Ltd.]

Date (mm.dd.yyyy)	Description
4.3.1990	Registered pursuant to Article 11 of the Support for Small- and Medium-sized Enterprise Establishment Act
7.10.1991	Increased capital by KRW5 billion (total capital: KRW15 billion)
9.17.1992	Increased capital by KRW5 billion (total capital: KRW20 billion)
12.24.1992	Increased capital by KRW5 billion (total capital: KRW25 billion)
1.4.1993	Relocated headquarters to Seoul
2.25.1995	Relocated headquarters to Gangnam
1.11.1999	Changed name to Kookmin Investment Co., Ltd.
1.2.2002	Relocated headquarters (to current location in Gangnam-gu Cheongdam-dong)
1.12.2002	Merged with Frontier Investment Co., Ltd. (date of merger decision: December 31, 2001; total capital after merger: KRW32 billion)
7.3.2002	Merged with Kookmin Technology Financing Co., Ltd. (date of merger decision: June 27, 2002; total capital after merger: KRW44.8 billion)
4.30.2004	Changed name to KB Venture Capital Co., Ltd.
9.29.2008	KB Financial Group established; change in the largest shareholder (Kookmin Bank g KB Financial Group)
7.1.2009	Changed name to KB Investment Co., Ltd.
1.1.2015	Inauguration of Choong-Sun Park as CEO

[KB Credit Information Co., Ltd.]

Date (mm.dd.yyyy)	Description
10.9.1999	Established Jooeun Credit Information Co., Ltd.
12.15.1999	Acquired license to engage in agency services relating to civil documentation
3.2.2000	Commenced lease investigation operations
5.28.2002	Merged with KM Credit Information Co., Ltd.; changed name to Kookeun Credit Information Co., Ltd.
6.22.2002	Relocated headquarters (from Yeongdeungpo to Daewoo Building in Yeouido)
10.28.2002	Changed name to KB Credit Information Co., Ltd.
3.29.2005	Satisfied ISO9001:2000 quality management system requirements
7.17.2005	Relocated headquarters (from Daewoo Building in Yeouido to the Korea Exchange Building in Yeouido)
9.29.2008	Change in largest shareholder (Kookmin Bank g KB Financial Group)
1.2.2009	Announced mid- to long-term vision: “The best credit information company in Korea”
1.4.2010	Relocated headquarters (from the Korea Exchange Building in Yeouido to Gateway Tower in Dongja-dong)
1.3.2013	Acquired license to engage in document delivery and issue services
1.1.2015	Inauguration of Hyun Chul Oh as CEO

[KB Data Systems Co., Ltd.]

Date (mm.dd.yyyy)	Description
9.6.1991	Established Kookmin Data Systems Co., Ltd.
9.9.1993	Registered as a national computer network operating business
9.18.1993	Registered as a systems integrator business
10.10.1995	Selected as an ALM-eligible company
11.17.1995	Increased capital (total paid-in capital: KRW8 billion)
10.1.1996	Registered as a software business
12.18.2001	Published code of ethics
4.30.2004	Changed name to KB Data Systems Co., Ltd.
5.16.2004	Participated in MIS Project for BII Bank (in Indonesia)
2.21.2006	Awarded “Best Korean S/W Company”
5.25.2006	Selected as a “Fair Business Practice” company
6.11.2007	Participated in creation of front-end processor and foreign currency transaction system for Agribank (in Vietnam)
1.13.2008	Launched website (KBStar.com) for Kookmin Bank
9.29.2008	Change in largest shareholder following the establishment of KB Financial Group; addition as a subsidiary
12.19.2008	Awarded first place in the Web Award 2008 for financial services and UI innovation
12.31.2008	Launched an updated internet banking system for Kookmin Bank
3.24.2009	Executed MOUs with global IT companies
5.11.2009	Launched updated management information system for Kookmin Bank
12.14.2009	Awarded first place in the Web Award for financial services, UI innovation and four other categories
4.9.2010	Executed MOU with BCC Bank (in Kazakhstan)
6.10.2011	Relocated headquarters (78, Mapo-daero, Mapo-gu, Seoul)
8.20.2012	Launched Kookmin Bank real estate management system
9.2.2013	Launched KB Financial Group SNS channel
10.23.2013	Awarded “Best Project” for HR/Early Warning System by the Asian Banker
1.1.2015	Inauguration of Yoon Tae Kim as the 15th CEO

[Other Special Purpose Entities]

In addition to the aforementioned major subsidiaries, the Company’s consolidated subsidiaries include special purpose entities (“SPE”) that have been established for limited, special purposes. While these SPEs do not have a legally mandated form, the SPEs usually take the form of partnerships or unincorporated entities, such as associations, trust companies, general partnerships, limited partnerships and limited liability companies. SPEs are established through legal contracts that contain strict and sometimes permanent limitations on decision making rights of the operating entity, trustees and management. Also, SPEs are governed by rules that prohibit changes in policies relating to the business activities of the entity by anyone other than the founders or sponsors. Asset securitization companies, project financing companies, private equity funds and cooperatives are a few types of SPEs, and they are established for the purpose of asset securitization, credit extension, providing loans, equity investment and asset management.

3.	Changes in Capital

A.	Increase (Decrease) in Capital

(As of the date of submission of the Securities Registration Statement)		(Unit: KRW, Shares)
Issuance Date	Issuance Type	Description of Shares Issued
		Share Type	Quantity	Par Value Per Share	Issue Price Per Share	Remarks
September 29, 2008	Paid-in capital increase (public offering)	Common	356,351,693	5,000	48,444	Establishment
September 2, 2009	Rights offering (allocated to shareholders)	Common	30,000,000	5,000	37,250	Capital increase ratio: 8.41865%

B.	Issuances of Convertible Bonds

•	Not applicable

4.	Total Number of Shares

A.	Total Number of Shares

(As of August 31, 2016)				(Unit: Shares)
Category	Type of Shares			Remarks
	Shares with voting rights	Shares without voting rights	Total
I. Total number of authorized shares	1,000,000,000	—	1,000,000,000	Based on articles of incorporation
II. Total number of shares issued to date	386,351,693	—	386,351,693	—
III. Total number of shares reduced to date	—	—	—	—
1. Capital reduction	—	—	—	—
2. Share retirement	—	—	—	—
3. Redemption of redeemable shares	—	—	—	—
4. Other	—	—	—	—
IV. Total number of shares issued (II-III)	386,351,693	—	386,351,693	—
V. Number of treasury shares	11,006,975	—	11,006,975	—
VI. Number of outstanding shares (IV-V)	375,344,718	—	375,344,718	—

1.	On August 2, 2016, a meeting of the board of directors was held relating to the execution of a trust agreement for acquisition of treasury shares. Please see disclosure filed with the FSS and the Korea Exchange for further details.

B.	Acquisitions and Disposals of Treasury Shares

(As of August 31, 2016)					(Unit: Shares)
Method of Acquisition			Share Type	Beginning Balance	Change in Quantity			Ending Balance	Remarks
					Acquired (+)	Disposed (-)	Cancelled (-)
Acquired within distributable profit range		Direct acquisition on exchange	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
	Direct	Direct OTC acquisition	Common	—	—	—	—	—	—
	acquisitions		Preferred	—	—	—	—	—	—
		Tender offer	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
		Subtotal (A)	Common Preferred	— —	— —	— —	— —	— —	— —
		Quantity held by trustee	Common	—	11,006,975	—	—	11,006,975	—
	Acquisitions		Preferred	—	—	—	—	—	—
	through trust	Quantity held in-kind	Common	—	—	—	—	—	—
	agreement		Preferred	—	—	—	—	—	—
		Subtotal (B)	Common Preferred	— —	11,006,975 —	— —	— —	11,006,975 —	— —
Other acquisitions (C)			Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
Total (A+B+C)			Common	—	11,006,975	—	—	11,006,975	—
			Preferred	—	—	—	—	—	—

1.	Acquisitions through trust agreement: includes acquisitions of shares through trust agreements with investment companies, acquisition of shares through share purchase agreements with investment companies and in-kind returns upon termination of trust agreements.
2.	As of August 31, 2016, the Company owns 11,006,975 shares of treasury stock.

5.	Voting Rights

(As of August 31, 2016)			(Unit: Shares)
Category	Type of Shares	Number of Shares	Remarks
Total number of shares issued (A)	Common	386,351,693	—
	Preferred	—	—
Number of shares without voting rights (B)	Common	11,006,975	Treasury Stock
	Preferred	—	—
Number of shares which voting rights are excluded pursuant to the articles of incorporation (C)	Common	—	—
	Preferred	—	—
Number of other shares for which voting rights are limited by law (D)	Common	—	—
	Preferred	—	—
Number of shares for which voting rights have been restored (E)	Common	—	—
	Preferred	—	—
Number of shares for which voting rights may be exercised (F = A - B - C - D + E)	Common	375,344,718	—
	Preferred	—	—

6.	Dividend Information

A.	Dividend Information

As a financial holding company, the primary purpose of the Company is to control, through share ownership, subsidiaries that engage in financial services or that are closely related to financial services. The Company and its subsidiaries must maintain adequate equity capital in response to various risks that accompany financial operations. Such capital adequacy requirements are regulated by financial authorities by business type.

The Company’s ability to pay dividends on its common stock largely depends on dividend payments from its subsidiaries. Such dividend payments from subsidiaries are based on distributable profit ranges that take into consideration capital levels needed to meet capital adequacy requirements. Accordingly, the Company’s dividend payments are based on retained earnings after take into consideration current and anticipated capital requirements of subsidiaries.

B.	Dividend Information for the Past Three Years

Item		1H 2016	2015	2014
Par value per share (KRW)		5,000	5,000	5,000
(Consolidated) Profit for the period (KRW millions)		1,125,367	1,698,318	1,400,722
Earnings per share (KRW)		2,944	4,396	3,626
Total cash dividends (KRW millions)		—	378,625	301,354
Total stock dividends (KRW millions)		—	—	—
(Consolidated) Cash dividend payout ratio (%)		—	22.3	21.5
Cash dividend yield (%)	Common Shares	—	2.9	2.0
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (KRW)	Common Shares	—	980	780
	—	—	—	—
Stock dividend per share (KRW)	Common Shares	—	—	—
	—	—	—	—

1.	(Consolidated) Profit for the period is based on the shareholdings of the controlling entity.

C.	Participating Bonds

•	Not applicable

II.	DESCRIPTION OF BUSINESS

1.	Overview of Business

A.	Current State of the Industry by Business Sector

(1)	General Conditions of the Financial Market

The International Monetary Fund (the “IMF”), in its World Economic Outlook of July 2016, reduced global growth forecasts for each of 2016 and 2017 by 0.1 percentage point, from 3.2% to 3.1% for 2016 and from 3.5% to 3.4% for 2017, primarily due to the Brexit vote-related adverse effects on advanced European economies, especially the United Kingdom. On the other hand, there is expected to be relatively less effects caused by the Brexit vote elsewhere, including in the United States and China. Accordingly, the growth rate of advanced economies is expected to decrease 0.1 percentage point, from 1.9% in 2015 to 1.8% in 2016, and the growth rate of emerging markets and developing economies is expected to increase from 4.0% in 2015 to 4.1% in 2016.

Due to the uncertainty of the economic conditions following the Brexit vote, the United Kingdom’s forecasted growth rate was adjusted downward by 0.2 percentage points from 1.9% to 1.7% this year and 0.9 percentage points from 2.2% to 1.3% next year, compared to the growth rate of 2.2% in 2015, and such slowdown is expected to continue. The Eurozone’s growth rate for next year was adjusted downward by 0.2 percentage points from 1.6% to 1.4% and is excepted to slow down compared to its growth rate of 1.7% in 2015. Growth in the United States is expected to slow down to a certain extent from a growth rate of 2.4% in 2015 to 2.2% in 2016. Growth in the first quarter was weaker than expected in the United States, triggering a downward adjustment of 0.2 percentage points to the growth rate, but indicators point to a rebound in the second quarter, and the impact of the Brexit vote is expected to be limited for the United States due to lower long-term interest rates and more gradual monetary policy normalization. Japan’s economy is expected to slow down this year, and last year’s growth rate of 0.5% has decreased to 0.3% this year due to the appreciation of the Yen in 2016. However, due to the delay in the consumption tax increase from April 2017 to October 2019, next year’s growth rate was adjusted upward from negative 0.1% to 0.1%.

China grew 6.9% last year, falling short of its government’s goal of 7%. In the past, China achieved high growth by investing more than 40% of its GDP, but such large investments are no longer sustainable due to overproduction and a decrease in exports. Accordingly, China is reforming its policy to reduce investments and increase spending, and a long-term slowdown in growth rates is expected to be inevitable during this process. In addition, anxiety is increasing in the market due to factors such as corporate liabilities, outflow of foreign funds, decrease in foreign exchange reserves and decrease in confidence on policy. Accordingly, financial instability is expected to continue for the time being, but China’s economy is expected to achieve a soft landing, primarily due to the support capability provided by government liabilities amounting to 43% of GDP and foreign reserves amounting to 30% of its GDP, as well as growth in the service industry and its “one belt, one road” initiative.

While the global economy showed signs of stabilization from mid-February to mid-June immediately prior to the Brexit vote, as recovery of the financial and crude oil markets continued, the outcome of the Brexit vote and the delay in resolving the European banking sector’s non-performing loans are negatively affecting forecasts. However, large scale fiscal policies such as China’s “one belt, one road” initiative and the EU’s Juncker Plan may offset such negative effects on the economy.

The Korean economy exceeded market expectations in the second quarter of 2016 with growth of 0.7% compared to the previous quarter (and 3.2% compared to the second quarter of 2015). Construction investment continued to increase, and private consumption, capital investment and exports, which had previously decreased, started to increase. However, uncertainty remains in light of the 0.4% decrease in real GDP compared to the previous quarter, the restructuring of the domestic shipbuilding and shipping industries and the increased pressure on exports following the Brexit vote.

In July 2016, the Bank of Korea lowered its 2016 GDP growth forecast to 2.7% from its April forecast of 2.8% and forecasted a 2.9% growth in 2017. These adjustments reflect uncertainties following the Brexit vote and decreased capital investment. In addition, the forecasted slowdown of GDP growth in the second half of 2016 indicates that challenges remain in domestic and global economic conditions affecting the Korean economy.

On an annual basis, consumption was expected to increase by 2.3% due to consumption revitalization measures and the revised supplementary budget announced on June 28, 2016, but the growth rate is expected to decrease to 1.9% in the second half from 2.7% in the first half . Improvement in consumption is expected to be limited due to a trend of decrease in consumer spending caused by an increase in installment repayments of principal and interest of household loans, an increase in living costs and the aging of the population. Forecasts on growth rates of construction investment were adjusted upward from 4.4% in April to 6.7% on an annual basis due to an increase in new sales of housing units, but such growth rate is expected to decrease from 10.1% in the first half to 3.9% in the second half. Uncertainty in the housing market persists primarily due to a significant decrease in housing transactions in the beginning of the year and unfavorable housing market prospects.

Facilities investment and exports are unlikely to improve. For investment in facilities, the average capacity utilization rates in the manufacturing industry are falling short of the long-term average of 80%, and inventory continues to increase compared to shipments. The high likelihood of active corporate restructurings led by the government and the private sector this year may also adversely affect facilities investment. Exports are also expected to continue to be weak due to a slowdown in global trade following the decline in the global economy, despite a rebound in international oil prices. The trend toward use of locally manufactured products is increasing due to protectionist trade policies and non-tariff barriers, and the easing of monetary policies in leading countries following the Brexit vote may weaken the currency values of leading countries.

As a result, economic growth in the second half of 2016 is expected to depend on the government’s expansionist macroeconomic policies, including consumption revitalization measures and revisions in the supplementary budget.

Although the Korean economy is being evaluated more highly than before in terms of economic fundamentals and soundness, there is a need to continue to anticipate and prepare for economic slowdowns and financial uncertainty.

In June 2016, the Bank of Korea lowered its policy rate from 1.50% to 1.25%. The policy rate was lowered as a preemptive measure to the potential deterioration of the domestic economy in the second half of the year following the weakened recovery of the global economy and early execution of the fiscal budget. The market interest rate is also decreasing primarily due to expectations for a lower policy rate and the preference for global risk free assets. Since mid-February, three-year treasury bond interest rates have frequently been higher than the policy rate. On an annual basis, a downward trend in interest rates is expected this year due to fears of slowdowns in the domestic and global economy and the possibility of cuts in the policy rate. Such low interest rate environment adversely affects the net interest margins of banks. Insurance companies, which have a high proportion of long-term contracts, also face difficulties in asset liability management when market interest rates fall. Also, the management challenges of financial institutions are expected to increase as high volatility leads to difficulties in predicting changes in the domestic and global economic and financial climates.

As stated above, uncertainties continue to persist in the business environment of financial companies. In addition, concerns regarding the soundness of household loans, which have increased significantly from 2014 to 2015 in the banking sector following the easing of housing market regulations in the second half of 2014, may adversely impact financial companies.

Since the previous global financial crisis, each country is strengthening the requirements applicable to financial companies in terms of asset soundness , capital adequacy, liquidity and protection of financial consumers. The domestic financial industry is no exception. While such reinforcement of regulations may generally enhance the stability of the financial market by increasing the stability and asset quality of financial companies, they may also act as factors slowing down profitability and growth. In addition, as profitability from loan-deposit margins, which are the traditional sources of income for the financial industry, steadily declines due to continuously falling interest rates following the global financial crisis, financial companies around the world are competitively searching for and expanding business models to increase non-interest revenue.

In the domestic financial market, competition in certain stable but limited markets, such as the housing mortgage loan market, large corporate loan market and high-quality small office home office (SOHO) loan market, is intensifying primarily due to the increasing structural inflexiblity of the economy and the lack of appropriate investment opportunities. In addition, the prolonged low growth in the domestic and global economies, decline in business profits and increase in household debt have resulted in the need forgreater care in managing credit risk. Also, sudden movements in global capital and sharp fluctuations in the financial market due to uncertainties in the global economy need to be managed effectively.

The domestic financial environment remains vulnerable despite the possibility of the real economy improving. There may be an outflow of capital market funds due to the possibility of a rise in interest rates resulting from the exit strategies (monetary tightening) of the United States, and domestic economic players may face increased burdens of repayment as a result of higher liabilities following continuous decreases in interest rates, as a result of which the asset quality of domestic financial companies may deteriorate. Exit strategies of the United States, however, are pre-conditioned on the recovery of the U.S. economy. The domestic economy has the ability to defend against certain external factors, as it maintains a current account surplus and has foreign reserves in excess of USD300 billion. Accordingly, while measures to defend against the uncertainties of the global economy should be adopted, excessive caution may also adversely affect business operations.

(2)	Banking Business

1)	Characteristics, Growth Potential, Economic Fluctuations and Seasonality of the Industry

•	Characteristics

Unlike general companies, both profitability and public awareness are emphasized for banks as they function as intermediary financial institutions providing funds to those who require them by procuring funds from many unspecified persons and entities through the receipt of deposits and the issuance of securities and other debt instruments.

Operations of banks can be categorized into primary operations, supplemental operations and concurrent operations. Primary operations involve intermediation of funds, which is a fundamental function of financial institutions, and include deposit-taking, provision of credit and currency services. Supplemental operations are those legally recognized as naturally incidental and therefore necessary to the conduct of primary operations, and refer to the activities of banks that change and develop in response to social and economic conditions. Concurrent operations are activities that are not pursuant to the Bank Act, and include sales agency services for financial products such as investment trust products and bancassurance, and trust and pension services.

•	Growth Potential

The growth of the banking industry is expected to slow for some time to come due to the prolonged economic stagnation in Korea and uncertainties in the global economy, including as a result of the recent Brexit vote. Banks are expected to concentrate on managing their asset quality and developing new profit-generating models as the low interest rate environment continues and banks experience declining interest margins, which is attributable to intensified competition for high quality assets and the expansion of operations by non-bank financial institutions and private lenders.

•	Economic Fluctuation Characteristics

The banking industry is affected by economic fluctuations as assets and profits increase during economic upturns and decrease during economic downturns.

•	Seasonality

The banking industry is not significantly impacted by seasonal changes.

2)	Domestic and Foreign Market Conditions

•	Stability of the Market

Increased volatility and uncertainty in the global financial markets, including as a result of the Brexit vote, have led to continued instability in the foreign currency markets. Although Korea has relatively sound fundamentals compared to emerging market countries, prices of financial assets have decreased and have experienced increased volatility due to the outflow of foreign investment capital. Increased volatility relating to the KRW/U.S. dollar exchange rate also may adversely impact export competitiveness and the domestic economy.

•	Competition

Competition within the financial industry is intensifying primarily due to restructuring within the banking industry, including increased competition caused by diversification in the financial industry, and a decrease in opportunities for interest income generation following a prolonged period of low interest rates. New areas of competition are emerging as well due to changes in the operating environment, including strengthened financial consumer protection regulations and increased demands for contribution to the public good. In addition, the promotion of financial support policies for the economically disadvantaged population is expected to result in a decrease in the profitability of the financial industry.

•	Market Conditions of Subsidiaries (Overseas Markets)

Name	Description
Kookmin Bank Hong Kong Ltd. (Kookmin Bank’s subsidiary in Hong Kong)

•         Due to its advanced legal system, excellent social infrastructure and use of English as a common language, Hong Kong is an ideal location for an international finance center. In addition, due to its geographical advantage as an advance post for entry into China and the adjacent nations in the Southeast Asia, approximately 200 banks from around the world are operating in Hong Kong.

•         The business environment is becoming more difficult as business opportunities are moving from Hong Kong to China due to the rapid growth of Chinese coastal cities, including Shanghai, and competition among financial institutions is also intensifying.

Kookmin Bank International Ltd. (Kookmin Bank’s subsidiary in the United Kingdom)

•         Demand for the financial services industry is expected to gradually increase as the economy recovers. However, strengthening of the capital adequacy requirements and regulations on liquidity following the financial crisis originating from the United States necessitate expansion of operations in line with the size of the capital.

•         Competition has increased due to strengthened regulations of U.K. financial regulatory authorities and the expansion of coverage desks dedicated to Korean companies of Korean and foreign banks in Europe.

•         The fiscal crisis in Eurozone countries has worsened to a level where it can cause a global economic slowdown, and the financial regulations are being strengthened to further ensure the financial soundness of banks, including by requiring local banks to procure additional capital.

•         Due to the U.K.’s decision to leave the European Union, uncertainty in the overall European economy has increased, and whether Britain will continue to play its role as a financial center will depend on how its relationship with the European Union is reestablished in the future.

Kookmin Bank Cambodia PLC. (Kookmin Bank’s subsidiary in Cambodia)

•         Further market growth is anticipated given Cambodia’s current stage of economic development, which is approaching the developing country phase.

•         Competition is increasing as large financial institutions from China, Malaysia and Vietnam have entered the Cambodian market recently. Competition among banks is also expected to increase further in the lending business.

•         Lending interest rates are decreasing due to an oversupply of liquidity as the speed of inflow of foreign capital is faster than the speed of growth of Cambodian industry.

Kookmin Bank (China) Ltd. (Kookmin Bank’s subsidiary in China)

•         After the global financial crisis, the Chinese financial services industry used its substantial foreign currency reserves to acquire advanced foreign financial institutions that suffered from insufficient liquidity, and is preparing for a second takeoff by developing new products and cultivating risk management capabilities.

•         China is implementing a growth policy that is focused on developing the Chinese market so as to overcome economic stagnation, and reforms in the financial services sector, such as resumption of gradual liberation of interest rates, are also underway.

•         Competition is increasing as large global financial institutions are entering the Chinese market. The Chinese government is endeavoring to develop its capital markets by pursuing globalization of the Chinese yuan.

3)	Market Competition Factors and Strengths and Weaknesses of the Company

Kookmin Bank retains the largest customer base among banks domestically and boasts a distinct advantage in customer-centered business through usage of its advanced CRM system. Based on such business abilities, it continues to maintain its leading position in terms of banking market share in areas such as assets (bank based), total deposits, local currency loans, investment trusts and bancassurance. In addition, continuous synergy creation can be expected through increased business capabilities resulting from the acquition of KB Life Insurance and Hyundai Securities and cooperation among subsidiaries.

However, there are concerns about declining profitability and asset soundness due to the slowdown in global economic growth. There are risks posed by decreases in interest income following a decline in base interest rates, pressure to lower banking fees and commissions, decreases in non-interest income following declines investor confidence, the possibility of additional deterioration in the loan portfolio due to stagnation in the housing market, and a rise in allowances for bad debts due to the impact of corporate restructurings. In response to such risks, the Company is strategically prioritizing efforts to arrange self-rescue measures, including through cost-cutting, and to manage asset quality.

4)	Major Means for the Company to Acquire Competitive Advantage

In response to the global trend of low growth, low interest rates and increased uncertainty, the Company is working towards establishing processes and strengthening capabilities for systematic and sound risk management. The Company is pursuing measures to enhance its organizational and management efficiency by making improvements to its middle-heavy personnel structure, its uniform counter arrangements in its branches and sales channels and its outdated business processes.

The Company needs to secure non-price related, differentiated competitive advantages to lead the market in an age of increased financial consumer choices along with IT technology advancements, including in the areas of mobile and internet technologies. Accordingly, the Company is devoting efforts to achieve sustainable growth by strengthening its advisory capabilities to make it more consistent, professional and customer-oriented, and by establishing a business culture that is challenging, creative and results-oriented.

5)	Market Share

The following market share information is based on deposits and loans in local currency of key national banks. As the values may vary depending on the standards used, please consult the Financial Statistics Information System of the FSS for official materials.

•	Local Currency Deposits

	(Units: KRW hundred millions, %)
Bank Name	1H 2016		2015		2014
	Balance	Share	Balance	Share	Balance	Share
Kookmin	2,192,680	20.2	2,137,535	20.1	2,029,951	20.5
Woori	1,954,929	18.1	1,880,377	17.7	1,732,061	17.4
Shinhan	1,884,089	17.4	1,838,473	17.3	1,636,984	16.5
NH	1,773,504	16.4	1,734,900	16.3	1,570,796	15.8
KEB Hana	1,735,530	16.0	1,732,936	16.3	1,701,251	17.2
IBK	856,531	7.9	880,913	8.3	805,496	8.1
SC	309,536	2.9	296,803	2.8	301,672	3.0
Citi Korea	119,313	1.1	127,413	1.2	148,178	1.5

Total	10,826,112	100.0	10,629,350	100.0	9,926,389	100.0

1.	“Share” refers to the market share among seven commercial banks and NH.
2.	Local currency deposits = local currency savings + CD + cover bill + RP (based on data exchanged among banks)

•	Local Currency Loans

	(Units: KRW hundred millions, %)
Bank Name	1H 2016		2015		2014
	Balance	Share	Balance	Share	Balance	Share
Kookmin	2,143,941	19.1	2,065,039	18.9	1,955,283	19.3
Woori	1,899,524	16.9	1,842,206	16.8	1,666,003	16.4
Shinhan	1,819,758	16.2	1,768,099	16.1	1,600,248	15.8
NH	1,720,049	15.3	1,662,612	15.2	1,527,650	15.1
IBK	1,690,829	15.0	1,617,317	14.8	1,499,970	14.8
KEB Hana	1,688,166	15.0	1,713,688	15.7	1,624,726	16.0
SC	280,774	2.5	270,199	2.5	260,753	2.6

Total	11,243,041	100.0	10,939,160	100.0	10,134,633	100.0

1.	“Share” refers to the market share among six commercial banks and NH.
2.	Excludes private placement bonds.

(3)	Credit Card Business

1)	Characteristics

The credit card industry issues credit cards to members with certain qualifications and generates revenue when members purchase goods or services by using the credit cards at merchant stores, or when members use financial services, such as short-term card loans (cash advance services) and long-term card loans. The credit card industry is a typical domestic-economy-based industry and is significantly impacted by fluctuations in domestic spending and changes in overall macroeconomic conditions. It is also sensitive to developments in IT and government policies and regulations. Furthermore, since the credit card industry is a license-based industry, entrance into which is regulated by strict conditions and qualifications, an intense level of competition is maintained in a limited market.

2)	Domestic and Foreign Market Conditions

While the domestic credit card industry experienced rapid growth due to tax benefits provided by the government, expansion in the scope of usage of credit cards and the launch of new products that provide various supplemental services, the industry underwent a severe restructuring after the so-called “credit card crisis” of 2003, and is currently in a mature phase. However, the credit card industry faces risks relating to deteriorating profits primarily due to intensifying competition in a limited market, a decrease in private consumption due to a stagnant economy and a decrease in commission income from small- and medium- sized credit card merchants. Accordingly, the Company must avoid business strategies focused on expansion and instead promote stable growth and profitability through discovering alternative sources of revenue and securing new classes of users through enhancing product competitiveness.

The payment/settlement market is rapidly shifting from offline to online due to the significant growth in the mobile payment/settlement market and the elimination of the authentication certificate requirements. As a result of intensifying cooperation and competition among market participants following the entry into the market of diverse companies, including information and communication technology (“ICT”) companies, in addition to the pre-existing participants such as card companies and payment gateway companies, new forms of marketing activities and changes in the payment market are anticipated.

3)	Market Competition Factors

Key competitive factors include the capability to develop products that maximize customer satisfaction within prescribed cost levels, the capability to recruit members to whom optimal customer-specific products can be sold, a risk management capability that can sustain a stable asset portfolio, and a customer management capability that utilizes differentiated marketing based on customer segment-specific big data/CRM.

The rapid development in mobile technologies, as well as the participation of diverse businesses, including ICT businesses, in the payment/settlement market, have established the Fintech market as a crucial factor in achieving a competitive edge. The Company is preparing for the future payment market by increasing its competitiveness, including by solidifying its position in the “AppCard” (Kmotion) market, as well as through cooperation with diverse businesses.

4)	Major Means for the Company to Acquire Competitive Advantage

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen the competitiveness of its non-banking businesses. The Company has established business strategies that are optimized for a dedicated credit card company, based on utilization of its banking network and its stable financing structure. The Company also plans to secure sustainable growth through development of new businesses.

In relation to the incident involving the misappropriation of personal information in early 2014, the Company strengthened its security measures relating to customer information protection by building a virtual reality PC environment, separating the internet protocol router network and using fingerprint user authentication programs. Through continuously supplementing internal customer information management procedures, the Company built one of the leading customer information protection systems in the industry. In addition, in order to become recognized as a reliable and trustworthy company among customers, the Company is focusing on prioritizing customer value in terms of all aspects of business, including product development, processing and marketing channels.

The Company plans to release market leading products specific to customer needs by strategically promoting Hangul-based products with reinforced benefits. As a means to expand foundation for growth, the Company plans to become a leader in the mobile easy payment and future payment markets, and also plans to expand its business in areas that fit its nature as a financial group, including through active cooperation with other companies.

5)	Market Conditions

•	Economically Active Population by Year and Number of Cards

Year	Economically Active Population (ten thousand)	Number of Credit Cards (ten thousand)	Number of Check Cards (ten thousand)	Credit Cards per Economically Active Person
2007	2,422	8,957	4,041	3.7
2008	2,435	9,625	5,557	4.0
2009	2,439	10,699	6,654	4.4
2010	2,475	11,659	7,674	4.7
2011	2,510	12,214	8,975	4.9
2012	2,550	11,623	9,914	4.6
2013	2,587	10,203	9,752	3.9
2014	2,654	9,232	10,077	3.5
2015	2,691	9,314	10,527	3.5

1.	Source: The Credit Finance Association, Credit Finance Vol. 45

•	Card Usage by Year

	(Unit: KRW trillions)
Type	1Q 2016	2015	2014	2013	2012
Single Payment	111.7	436.7	408.3	400.7	382.7
Installments	25.5	99.3	92.2	87.9	95.3
Short-term Card Loans (Cash Advance Service)	14.7	59.5	63.3	68.3	75.0
Long-term Card Loans (Card Loans)	9.1	35.1	30.3	28.4	24.7

Total	161.0	630.6	594.1	585.3	577.7

1.	Source: Financial Statistics Information System, Monthly Financial Statistics Bulletin
2.	Includes credit card companies and banks with credit card businesses.

•	Card Usage by Credit Card Company

	(Unit: KRW hundred millions)
Type	Kookmin	Shinhan	Samsung	Hyundai	Lotte
1Q 2016	235,122	367,438	207,653	187,110	107,227
2015	945,236	1,358,270	820,775	700,954	425,033
2014	875,703	1,289,369	763,312	666,520	390,111

1.	Source: FSS Financial Statistics Information System
2.	Based on credit card and debit card usage (excludes long-term card loans (card loans) and purchase only cards)

(4)	Financial Investment Business

1)	Securities Industry

The securities industry connects companies, the consumers of funding, with investors, the providers of funding, and provides long-term financing for companies, investment opportunities in financial assets, such as stocks and bonds, to investors and, socially, contributes to the redistribution of property and income. Main operations include (i) securities acquisition and issuance, corporate finance/brokerage and investment banking (M&A), (ii) stock/derivative products brokerage and trading, development and sale of various financial products, asset management, including customer portfolio design and (iii) trading, including equity capital investment and customer product management.

Despite the increased volatility in the global financial market and exchange rate/interest rate fluctuations of key advanced economies, profitability has been improving primarily due to increases in commission and brokerage fees as a result of increases in trading values of the stock market. The decline in market interest rates and the prolonged low interest rate environment have increased liquidity in the stock market which, in turn, has shifted capital to investment products and securities. In addition, regulations are being relaxed and improvements are being made in accordance with government policy directions that encourage capital market revitalization, creating a favorable market environment for the securities industry.

2)	Asset Management Industry

The asset management industry develops products in accordance with the needs of investors and provides stable investment income for investors through professional management.

Recently, the asset management industry has experienced continuous decreases in stock funds, primarily due to the slowdown in the domestic and global economy, which has led to declines in operating profit. In response, the industry has been developing and introducing moderate risk / moderate return products for investors who prefer stable assets. Furthermore, various measures for revitalizing the public fund market are being discussed, and recently, there have been efforts to expand revenue generating opportunities, including through adoption of asset management globalization strategies, in connection with which MOUs have been executed with leading overseas asset management companies.

As of June 30, 2016, the industry’s total asset balance was KRW466 trillion, a 9.58% increase from December 31, 2015, primarily due to increases in bond funds (20.12%) as a result of an increase in investor preference for stable assets, as well as increases in money market funds (14.33%), reflecting the relative lack of alternative investment opportunities. Stock funds decreased by 3.39% from December 31, 2015 (a KRW2.7 trillion decrease) due to the investor preference for stable assets in an unstable market. Real estate and special asset funds, however, have continuously increased, as they are being recognized as alternative investments products with reasonable risk levels that offer returns exceeding prevailing interest rates in the context of a weak stock market, low interest rate levels and limited income generation opportunities.

3)	Real Estate Trust Industry

The rise in housing values is slowing down due to the government’s strengthening of regulations relating to housing mortgage loans. Compared to the same period of last year, the volume of housing sales has decreased and the volume of unsold newly developed housing continues to increase. Depending on the restructuring of the housing market, demand for construction projects relating to non-residential real estate may increase.

The market share of non-leveraged trust products (managed land, collateral, management, disposal, trust administration, agency and consulting) increased significantly compared to the same period of the previous year primarily due to agency services relating to local housing cooperative projects. However, the Company is adopting a conservative strategy with respect to local housing cooperative projects due to reputational risks.

Trust companies are realizing profits from REITs as the demand for indirect real estate investment products increased as a result of growing competition amongst trust companies and changes in the needs of customers. Since March 2016, due to the amended “City and Residential Environment Redevelopment Law,” real estate trust companies are permitted to participate in maintenance projects, including redevelopment and reconstruction. Thus, the Company is planning to participate in the maintenance industry by establishing and managing an urban redevelopment department.

In order to actively respond to the changing market conditions and to increase performance, the Company improved its internal regulations and systems and is seeking to increase market share by developing new products, strengthening its business network and enhancing customer satisfaction. Accordingly, it is a leader in the low-risk, non-leveraged trusts industry (18.3% market share out of eleven companies as of June 30, 2016) in terms of contract amount, and its total entrusted assets reached KRW18.7 trillion as of 2015 (based on a press release of the FSS for 2015 data).

4)	Venture Capital and Private Equity Industry

In 2015, new venture capital investments increased by 27.2% compared to the previous year, reaching a total of KRW2,085.8 billion of investments in 1,045 companies, which was an industry record since 2000. The formation of venture investment cooperatives also recorded an all-time high of KRW2,626 billion. 14 new venture capital firms were registered in 2015, which was the largest number of newly registered firms since 2000. In particular, six of the 14 companies were founded by other venture capital companies and founders, reflecting a cycle of startup, growth and reinvestment. The historic highs in venture capital investments are primarily due to the government’s efforts to promote a creative economy through policies supporting small- and medium-sized venture corporations. As startup infrastructure increased significantly, including the establishment of the creative economy innovation center and TIPS, technology based startups increased which, in turn, increased the scope of businesses to invest in. In addition, both the private sector and the government enhanced their investment abilities with the increase of venture fund investments.

(5)	Insurance Industry

In the first quarter of 2016, the profit for the period of the life insurance industry increased by 3.6% compared to the first quarter of 2015 primarily due to a slight improvement in operating profit relating to investments and an increase non-operating income. Operating profit increased due to an increase in working capital following an inflow of insurance premiums and non-operating income increased due to an increase in revenue from flexible premiums and special account fees. However, the increase in volatility of the global financial markets and the prolonged period of low interest rates are increasing the risk of a second round of negative margins. Accordingly, improvements in management are still needed in the future, including due to the increase in capital requirements as a result of strengthened financial solvency regulations and the pending implementation of phase 2 of IFRS 4.

Nevertheless, amendments to the Insurance Business Act, which seek to strengthen the competitiveness of the insurance industry, are expected to provide new opportunities for the insurance industry.

One of the main aspects of the amendments to the Insurance Business Act is the reorganization of the legal system relating to the development of insurance products. The amendments are expected to increase autonomy of product development as reporting requirements will switch from pre-development to post-development. Also, the amendments are expected to enhance asset management expertise and profitability as they repeal limits on asset management, with the exception of limits on investments in major shareholders and subsidiaries and limits on the provision of credit to single borrowers. In addition, certain simplifications will expedite competitiveness and innovation in the market, including simplifications in the process for adding subsidiaries, combining businesses and operating additional businesses. Although projections for 2016 are not entirely positive, the Company will seek opportunities for growth through differentiated strategies and products.

(6)	Credit Finance Industry (Excluding Credit Cards)

1)	Characteristics

Credit finance services consists of four segments: equipment rental services, credit card services, installment loan services and new technology project finance services. Although the credit finance industry does not engage in deposit-taking, it provides direct and indirect financing through credit. Due to the change in industry entry/exit criteria from an approval-based system to a registration-based system (other than for the credit card segment), participants may freely engage in credit finance services as long as they meet the requirements for funding and major shareholding. The credit finance industry also serves as a bridge between the real economy and finance as it engages in finance that is directly connected to cash transactions and therefore is relevant to the real economy.

2)	General Conditions of the Financial Industry

The Korean economy exceeded market expectations in the second quarter of 2016. The Korean economy grew by 0.7% compared to the previous quarter (and 3.2% compared to the second quarter of 2015) due to continuous increases in construction investment, and increases in private consumption, capital investment and exports (which had decreased previously). However, uncertainty remains as a result of a decrease in real GDP growth by 0.4% compared to the previous quarter, the restructuring of the domestic shipbuilding and shipping industry and the downward pressures on exports following the Brexit vote.

In July 2016, the Bank of Korea lowered its 2016 GDP growth forecast from the 2.8% announced in April to 2.7% and forecasted a 2.9% growth in 2017. These adjustments reflect uncertainties following the Brexit vote and reductions in capital investment. In addition, the forecasted slowdown of GDP growth in the second half of 2016 indicates that challenges remain in domestic and global economic conditions affecting the Korean economy.

Facilities investment and exports are unlikely to improve. For investment in facilities, the average capacity utilization rates in the manufacturing industry are falling short of the long-term average of 80%, and inventory continues to increase compared to shipments. The high likelihood of active corporate restructurings led by the government and the private sector this year may also adversely affect facilities investment. Exports are also expected to continue to be weak due to a slowdown in global trade following the decline in the global economy, despite a rebound in international oil prices. As a result, economic growth in the second half of 2016 is expected to depend on the government’s expansionist macroeconomic policies, including consumption revitalization measures and revisions in the supplementary budget.

Although the Korean economy is being evaluated more highly than before in terms of economic fundamentals and soundness, there is a need to continue to anticipate and prepare for economic slowdowns and financial uncertainty. In June 2016, the Bank of Korea lowered its policy rate from 1.50% to 1.25%. The policy rate was lowered as a preemptive measure to the potential deterioration of the domestic economy in the second half of the year following the weakened recovery of the global economy and early execution of the fiscal budget. The market interest rate is also decreasing primarily due to expectations for a lower policy rate and the preference for global risk free assets. Since mid-February, three-year treasury bond interest rates have frequently been higher than the policy rate. On an annual basis, a downward trend in interest rates is expected this year due to fears of slowdowns in the domestic and global economy and the possibility of cuts in the policy rate.

Uncertainties remain in the business environment of financial companies. In addition, the low growth rate in the domestic and global economies, declines in business profits and increases in household debt have resulted in the need for greater care in management of credit risk. Also, sudden movements in global capital and sharp fluctuations in the financial market due to uncertainties in the global economy need to be managed effectively.

3)	Characteristics of the Segments and Growth Potential

•	Lease Financing

Leasing refers to financing of physical assets where a business entity specializing in leasing purchases certain equipment, rents the equipment to a user for a certain period of time and charges a fee for the use of the equipment (rental fees). The Specialized Credit Financial Business Act defines lease financing as a financing business where a party who acquires or rents a specific item allows another party to use the item for a certain period of time, during which party receives payments in regular installments. The method of disposal of the item after the termination of the lease period is governed by the contract between the parties.

In Korea, since the advent of the lease financing industry in the early 1970s, it provided a foundation for economic growth by supporting facilities investment by businesses in the 1980~90s, as well as providing funding for certain specialized industries, such as shipping, aircraft and construction equipment.

Since the foreign exchange crisis, demand for business leases decreased primarily due to decreases in facilities investment, a prolonged period of low interest rates and the strengthening of lease accounting standards. Lease products shifted to include consumer goods such as cars. Recently, however, construction machinery, such as large-sized cranes, and high-priced medical equipment for large-sized hospitals have been supplied via leases.

Although lease financing has contributed to industrial development by facilitating the supply of movable equipment and machinery, in order for the lease financing industry to continue to develop demand and generate sources of income, it is expected to engage in real estate leases and other new businesses.

•	New Technology Business Financing

New technology business financing provides long-term financing based on equity participation by identifying areas that lack investment due to high risks. It also provides opportunities to generate high returns through adding value via management and technical guidance. Another characteristic of the industry is the relatively wide fluctuations in profits depending on conditions in the stock market. In the domestic financial market, methods for redeeming investments are limited (with the exception of IPOs), but venture investments are expected to continue for businesses with growth potential. In addition, new technology business financing can support discovery of promising small- and medium-sized venture companies that can become banking customers, promote the establishment of investment collectives and revitalize business restructurings, including through M&A transactions.

•	Installment Financing

Installment financing is a system whereby a consumer who wishes to purchase high-priced durable consumer goods (such as cars and appliances) or a home that is difficult to purchase in a single lump sum payment receives the funds to complete the purchase from an installment financing company. The installment financing company contracts with consumers who meet its credit requirements to lend the funds necessary for purchases on the condition that the consumers pay the installment financing company a commission and redeem both the principal and interest in installments.

The installment financing market, unlike the lease financing market, developed around consumer goods. Initially, installment financing revolved around housing related finance. However, due to the increase in funding costs and the increase in mortgage loans by banks, competitiveness in the housing market decreased and installment financing companies shifted towards automobile installment financing.

Asset soundness is more favorable in installment financing than in credit-based loans primarily due to the specified use of proceeds of the financing provided and the establishment of a security interest on the relevant goods. However, installment financing and credit-based lending are similar in that both are conditioned on creditworthiness. Funding capabilities and debt collection are important for success in the installment financing industry.

•	Overview of finance companies specializing in credit

(As of June 30, 2016)
Category	Company name
Installment Finance Companies (21)	SPC Capital, Eco Capital, JB Woori Capital, JM Capital, Dongbu Capital, Lotte Capital, Mercedes Benz Financial Services Korea, Meritz Capital, Scania Finance Korea, Aju Capital, RCI Financial Services Korea, SY Auto Capital, NH Capital, JT Capital, Doosan Capital, Cosmo Capital, Hana Capital, Heidelberg Print Finance Korea, KAIC Capital, Hyundai Capital, Inter Red Capital

Lease Finance Companies (26)	BNK Capital, DGB Capital, HP Financial, KB Capital, DLL, Deutsch Financial, Lotte Auto Lease, Moorim Capital, BMW Financial Services Korea, KDB Capital, Star Financial Services Korea, Shinhan Capial, CNH Lease, CXC Investment & Credit Capital, AJ Investment Partners, Orix Capital, OK Apro Capital, OK Capital, JD Finance, KT Capital, Toyota Financial Services Korea, Volkswagen Financial Services Korea, Hankook Capital, Korea Investment Capital, Hyundai Commercial, Hyosung Capital

Credit Card Companies (8)	KB Kookmin Card, Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card

New Technology Business Finance Companies (24)	Nvestor, WidWin Investment, KClavis Investment, KT Investment, IBK Capital, NHN Investment, Nau IB Capital, Nongshim Capital, Mega Investment, Mirae Asset Capital, Samsung Venture Investment, Synergy IB Investment, Aju IB Investment, Ace Investment & Finance, MK Investment, Woori Technology Investment, Genitas, Ubiquitous Investment, EN Investment, Korea Omega Investment Finance, Q Capital Partners, POSCO Venture Capital, HBIC, Hyundai Finance

1.	Source: Financial Statistics Information System of the FSS

4)	Related Laws and Government Regulations

[Principal Laws and Supervisory Regulations]

•	Specialized Credit Financial Business Act, its enforcement decree, its enforcement rules

•	Supervisory Regulations Regarding the Specialized Credit Financial Business, its enforcement rules

[Main Contents]

•	Limits on total asset to equity capital: within 10 times equity capital

•	Limits on real estate investment for business purposes: within 100% of equity capital

•	Credit limits on affiliated companies: within 100% of equity capital

•	Adjusted capital adequacy ratio: over 7%

•	KRW liquidity ratio: over 100%

(7)	Saving Bank Industry

Savings banks are established pursuant to the Mutual Savings Bank Act, which was enacted in August 1972 for the purpose of promoting financial convenience for the working class and small scale businesses, contributing to the development of local communities and increasing the savings of the middle class and working class. As secondary financial institutions, savings banks mainly engage in deposit-taking and loans. With the change in name to savings bank in March 2002, the external credibility of savings banks has improved, and savings banks have become representative financial institutions serving the needs of the working class.

In the context of the restructuring of the savings bank industry in recent years, it is expected that differentiation in regulations and controls based on the size of capital reserve and asset quality will increase. Voluntary efforts are being made to improve performance through M&A transactions and enhancement of asset quality, and overall improvements in operating conditions are expected in the industry due to supportive policy measures, such as the easing of business requirements by the government and financial authorities. In response to the challenges of the changing business environment, the savings bank industry is seeking opportunities for growth as financial institutions for the working class by developing new business models and securing asset soundness.

(8)	IT Services Industry

1)	Characteristics, Growth Potential, Economic Fluctuations, Seasonality

•	Characteristics

The IT services industry is often referred to as the engine driving the national economy in the information age, due to its role of enhancing overall national productivity by enhancing the business management capabilities of companies, the government and groups, which are the main economic participants, through information technology consulting and the establishment of IT systems. The IT services industry focuses more on knowledge, and its growth rate is faster, than other industries, and therefore, its need for academic and technological knowledge and information is substantial. The IT services industry consists of the following three main domains:

IT Consulting. The IT consulting business collects and analyzes corporate data, including human and material resources data, establishes systems and provides advice after considering information regarding recent usage and the current status of technological resources. The scope of such services includes enhancement of operations through IT systems, monitoring of efficiency of systems and managing/maintaining systems. Consulting also includes management of IT projects, review of system suitability and safety, mediation between programmers and client demands and managing various matters for efficient and productive operation of IT systems.

Systems Integration. Systems integration is a comprehensive service that equips a company with the new IT systems necessary to achieve the company’s business goals. Systems integration is a representative domain of the IT services industry and includes IT system design, construction, testing and safety management. Through comprehensive analysis of the objectives and characteristics of computer systems, including hardware, software, programmers and network infrastructure, systems integration provides optimal solutions and enhances existing IT systems.

IT Outsourcing. IT outsourcing is the outsourcing of IT services, in whole or in part, to IT service companies for effective and stable management/maintenance of the IT system established through systems integration. In an environment with complex IT technologies and various customer demands, IT outsourcing promotes improvements in major customer services, while securing IT system safety and reductions in IT management costs.

•	Growth Potential

Although the domestic IT industry is expected to recover from a contraction, its growth rate is forecasted at approximately 2% (IDC data). While stagnation is expected to continue in the domestic IT industry due to decreased production and exports, the software sector is expected to grow continuously at an even pace. In particular, advances in the ICT convergence market is expected to result in growth in sectors relating to the internet of things, cloud computing, big data and mobile networks, thus leading the development of the IT services industry.

•	Economic Fluctuations and Seasonality

Operations relating to finance are sensitive to economic fluctuations as they are directly impacted by changes in the economy. For example, demand for new IT development naturally decreases during economic downturns.

The IT industry is also impacted by seasonal changes as most companies execute their budget for new IT operations in the second half of the year, which, in turn, generally results in highest revenues in the fourth quarter.

2)	Domestic and Overseas Market Conditions

•	Stability

While stagnation is expected in the domestic IT industry for 2016 due to decreased production and exports, the software sector is expected to grow continuously at an even pace. The IT service industry face pressures for adjustments and is expected to maintain stagnation or low growth.

•	Competition

Market shares of large conglomerates are limited due to the government’s restrictions on the participation of conglomerates in public software projects. This has led to increased market share of medium-sized firms. However, the government’s recent approval of partial participation of conglomerates, through the introduction of certain exceptions to such restrictions, will likely increase participation by large conglomerates. This, in turn, is expected to lead to increases competition among conglomerates and among medium-sized firms.

•	Market Share

Three IT service companies, with large sizes and multiple affiliates, account for more than 70% of the market. The decrease in IT investments following the delayed economic recovery has increased the need for such IT service companies to procure customers outside their affiliated groups, thereby increasing competition among such companies to maintain their market shares.

3)	Market Competition Factors and Strengths and Weaknesses of the Company

Securing professional human resources with diversified knowledge is a crucial factor in increasing competitiveness in the IT industry, which faces various client demands and rapid technological developments. The importance of providing satisfactory results within the time period requested by the customer is increasingly emphasized, and the capability to provide high-quality services without defects is becoming the standard in differentiating the top companies of the IT industry. In addition, significant emphasis is placed on the ability to provide risk management systems that can respond to crisis situations while protecting client information.

KB Data System has specialized in finance-related IT services for the past 20 years and has accumulated business expertise and trust through successful execution of numerous projects. In particular, it has produced high-quality results in response to specific client demands in the rapidly changing financial environment through its intimate understanding of the financial industry. In addition, KB Data System proactively acquires new technologies and systematically manages human resources, allowing for a swift internalization of the latest IT technology. Furthermore, it provides high quality IT services through preemptive quality and risk management. Its preemptive risk management measures also include protection of client information by eliminating risks in advance and strengthening of security.

4)	Major Means for the Company to Acquire Competitive Advantage

•	Securing quality human resources and efficient human resources management

Securing quality human resources is crucial in the knowledge-intensive IT services industry. Efficient management of human resources is important as well, as accumulated technological expertise is a factor in measuring business capacity. KB Data System operates a training program in order to systematically manage the IT and finance expertise it has accumulated as a result of its specialization in finance-related IT. It also operates a system whereby knowledge acquired through projects can be shared among employees through its knowledge management system and can in turn be applied promptly to other projects.

In addition, KB Data System seeks to proactively recruit talent, including through the provision of employment opportunities to employees of subcontractors with superior technology.

•	Strategic partnerships with advanced IT companies

The technology used by IT service companies is mostly owned by global IT companies like IBM and HP. Accordingly, KB Data System is increasing efforts to enhance its technological capabilities through strategic partnerships with such companies. KB Data System is also seeking to expand its market share through collaboration with major domestic IT service companies.

•	Discovery of new growth areas

A full-scale IT convergence is expected primarily due to the obscuring of industrial barriers and efforts to seek growth via IT, in addition to governmental regulatory reforms and diversified customer demands. It is anticipated that IT demand for FinTech, which is expected to lead financial innovation, will increase, while the importance of mobile-related technologies will grow due to the establishment of internet specialty banks.

In addition, similar to the mobile market, the importance of security risk management will be amplified. Accordingly, KB Data System is pursuing a two-track strategy whereby it provides IT services to affiliates within the Company, including necessary technical support for mobile services and security enhancement, while also seeking to develop proprietary solutions that can lead to new business opportunities.

B.	Overview and Outlook of New Businesses (If New Businesses Have Been Initiated or Resolved by the Board of Directors during the Disclosure Period)

(1)	Group

On June 27, 2014, the Company entered into a share purchase agreement to acquire shares of LIG Insurance Co., Ltd. (“LIG Insurance”) and on December 24, 2014, it obtained approval from the FSC to add LIG Insurance as a subsidiary. On March 26, 2015, the Company amended the terms of the share purchase agreement relating to the acquisition of shares of LIG Insurance. On June 18, 2015, the Company obtained approval from the Board of Governors of the Federal Reserve Board of the United States to become a U.S. financial holding company and added KB Insurance as a subsidiary on June 24, 2015.

On May 31, 2016, the Company entered into a share purchase agreement to purchase 53,380,410 shares of Hyundai Securities (representing 22.56% of the outstanding shares of Hyundai Securities) for KRW1,242,594 million. On June 24, 2016, the Company acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) for KRW107,256 million. Following the acquisition, the total number of shares of Hyundai Securities owned by the Company was 70,096,280 shares (representing 29.62% of the total issued shares of Hyundai Securities).

(2)	KB Kookmin Card

KB Kookmin Card is seeking to enter the local automobile installment financing market in Laos. On February 3, 2016, the board of directors resolved to establish a new local corporate entity (tentatively named “KB KOLAO Leasing”) and to contribute 29% of the capital of such entity.

(3)	KB Savings Bank

In order to strengthen the Company’s non-banking businesses and to contribute to stabilization of financial services for ordinary people, the Company established KB Savings Bank on January 13, 2012 in connection with the purchase of assets and assumption of liabilities of Jeil Savings Bank, whose business had been suspended. Subsequently, on September 2, 2013, the Company acquired Yehansoul Savings Bank and on January 13, 2014, KB Savings Bank was merged with Yehansoul Savings Bank, with KB Savings Bank as the surviving entity. KB Savings Bank aims to become a high-quality savings bank that contributes to stabilization of financial services for ordinary people, including through the implementation of a “clean bank” and realization of intra-group synergies.

(4)	KB Capital

On March 20, 2014, in order to establish a “full line-up” for retail finance operations, KB Financial Group acquired Woori Financial from Woori Finance Holdings and added it as a subsidiary. Subsequently, Woori Financial changed its name to KB Capital. In September 2015, through a joint investment with Ssangyong Motor Company, KB Capital established “SY Auto Capital,” an installment financing company exclusively for Ssangyong Motor Company, thereby becoming the first financial company to take such a step. In February 2016, as its first overseas expansion project, KB Capital signed an MOU to establish a new corporate entity tentatively named “KB KOLAO Leasing” to explore the local installment financing market in Laos. In addition, upon analyzing big data relating to used cars traded in Korea, KB Capital launched KB Cha Cha Cha (www.kbchachacha.com), a market information and trading platform regarding used cars, through which it provides a differentiated approach to consumer protection in the used car financial market.

KB Capital seeks to strengthen its competitiveness as a specialized credit finance company by creating new sources of revenue, including through overseas expansions and through consultation with KB Insurance relating to comprehensive services for automobiles.

2.	Business Operations

A.	Overview of Business Operations

Recently, KB Financial Group has faced challenges in profitability and risk management primarily due to low interest rates, a significant increase in household debt and increased volatility in the global financial markets. However, all employees sought to defend against deterioration in its business capabilities, including through continuous efforts to improve its credit portfolios and efficient enhancement of personnel structure. In June 2015, the Company added KB Insurance as a subsidiary, thereby building the foundation to provide comprehensive financial services, including maritime/fire, automobile, and health insurance, and thus secured differentiated market competitiveness. In May 2016, the Company acquired Hyundai Securities, a company with strengths in asset management and investment banking and the Company is continuously striving to become a leading financial company that is trusted by customers.

B.	Types of Business

The Company’s thirteen main subsidiaries play leading roles in terms business operations in the banking, credit card, financial investment and insurance industries.

Business	Business Description	Name of the Affiliate
Banking	Lending and deposit-taking activities and ancillary services	Kookmin Bank
Specialized credit finance	Credit cards, short-term credit card loans (cash advance), credit card loans and ancillary services	KB Kookmin Card
	Credit finance service, including leasing, installment financing, lending and ancillary services	KB Capital
Financial investment	Securities dealing, securities brokerage, collective investment and ancillary services	Hyundai Securities KB Investment & Securities KB Asset Management KB Real Estate Trust KB Investment

Insurance	Insurance business and ancillary services	KB Insurance KB Life Insurance

Savings bank	Lending and deposit-taking activities for small- and medium-sized enterprises and the working class pursuant to the Mutual Savings Bank Act	KB Savings Bank

Others	Support for business operations above, including credit check, debt collection and maintenance of computer equipment and systems	KB Credit Information KB Data System

C.	Funding and Fund Management

(1)	Funding

								(Unit: KRW millions, %)
Classification	Funding Source	1H 2016			2015			2014
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits	202,529,008	1.43	61.73	193,725,814	1.69	62.62	186,833,286	2.20	63.76
	Certificates of deposit	3,822,834	1.73	1.17	3,645,078	1.92	1.18	1,689,157	2,71	0.58
	Borrowings	6,261,793	1.67	1.91	5,709,025	1.88	1.85	5,456,405	2.52	1.86
	Call money in local currency	1,006,526	1.51	0.31	2,009,387	1.66	0.65	3,177,907	2.36	1.08
	Debentures	28,656,950	2.66	8.73	27,365,637	2.78	8.85	24,966,578	3.80	8.52
	Others	5,455,302	1.68	1.66	4,763,806	2.03	1.53	3,298,600	2.80	1.13

	Subtotal	247,732,413	1.59	75.51	237,218,747	1.83	76.68	225,421,933	2.40	76.93

Foreign currency funds	Deposits	8,085,793	0.52	2.46	6,138,499	0.52	2.00	5,087,884	0.52	1.74
	Borrowings	5,791,988	0.70	1.76	6,121,121	0.46	1.98	6,071,393	0.52	2.07
	Call money in foreign currencies	1,268,653	0.61	0.39	1,007,103	0.28	0.33	985,695	0.30	0.34
	Debentures	4,219,297	2.57	1.29	3,520,324	3.00	1.14	3,082,838	2.74	1.05
	Others	175,678	1.39	0.05	163,462	1.31	0.05	212,797	1.14	0.07

	Subtotal	19,541,409	1.03	5.95	16,995,509	1.01	5.50	15,440,607	0.96	5.27

Other	Total capital	29,746,253	—	9.07	28,252,594	—	9.13	26,872,801	—	9.17
	Provisions	732,563	—	0.22	787,604	—	0.25	765,895	—	0.26
	Others	30,340,692	—	9.25	26,126,546	—	8.44	24,543,634	—	8.37

	Subtotal	60,819,508	—	18.54	55,166,744	—	17.82	52,182,330	—	17.80

Total		328,093,330	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

1.	Based on K-IFRS consolidated financial statements.
2.	Deposits = deposits received in local currency – checks for deposit – deposit reserves
Checks for deposit = total checks – checks for repayment of overdrafts

(2)	Fund Management Performance

								(Unit: KRW millions, %)
Type	Managed Item	1H 2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits	6,125,254	1.65	1.87	7,197,739	1.83	2.33	6,534,133	2.56	2.23
	Marketable securities in local currency	50,044,406	3.32	15.25	45,372,914	3.22	14.67	43,889,573	3.81	14.98
	Loans in local currency	219,531,727	3.18	66.90	207,499,414	3.48	67.07	195,609,187	4.16	66.75
	Guarantee payments	36,026	1.15	0.01	32,644	1.19	0.01	51,156	0.76	0.02
	Call loans	450,230	1.53	0.14	314,179	1.79	0.10	642,821	2.35	0.22
	Private placed bonds	700,713	3.31	0.21	830,676	3.81	0.27	692,993	4.83	0.24
	Credit card	12,332,122	8.85	3.76	11,904,279	9.03	3.85	11,309,156	9.86	3.86
	Other	5,339,801	5.28	1.63	7,154,906	5.15	2.31	8,231,500	5.47	2.81
	Bad debt expense in local currency (-)	(2,213,264)	—	(0.67)	(2,316,563)	—	(0.75)	(2,844,954)	—	(0.97)

	Subtotal	292,347,015	3.47	89.10	277,990,188	3.70	89.86	264,115,565	4.39	90.14

Funds in foreign currencies	Deposits in foreign currencies	2,234,574	0.74	0.68	1,782,048	1.12	0.58	1,277,335	1.81	0.43
	Securities in foreign currencies	3,239,381	3.24	0.99	1,285,058	2.06	0.42	815,219	3.17	0.28
	Loans	8,060,620	1.72	2.46	9,009,829	1.52	2.91	8,347,507	1.81	2.85
	Call loans in foreign currencies	2,948,396	0.53	0.90	1,435,461	0.33	0.46	1,869,308	0.81	0.64
	Bills bought	2,678,783	1.27	0.82	2,728,557	1.10	0.88	2,232,263	1.30	0.76
	Other	(391,410)	—	(0.12)	(234,422)	—	(0.08)	(197,375)	—	(0.07)
	Bad debt expense in foreign currencies (-)	5,890	—	—	3,143	—	—	2,470	—	—

	Subtotal	18,776,234	1.66	5.73	16,009,674	1.37	5.17	14,346,727	1.70	4.89

Other	Cash	1,733,055	—	0.53	1,715,237	—	0.55	1,659,230	—	0.57
	Property and equipment for business purposes	3,321,546	—	1.01	3,230,133	—	1.04	3,196,710	—	1.09
	Other	11,915,480	—	3.63	10,435,768	—	3.38	9,726,638	—	3.31

	Subtotal	16,970,081	—	5.17	15,381,138	—	4.97	14,582,578	—	4.97

Total		328,093,330	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

1.	Based on K-IFRS consolidated financial statements.
2.	Deposits in local currency = deposits in local currency – deposit reserves
3.	Cash = cash – total checks
4.	Loans in local currency = loans in local currency + checks for repayment of overdrafts

D.	Scope of Business of the Group

Type	As of June 30, 2016	As of December 31, 2015	As of December 31, 2014
Cash and due from financial institutions	15,743,389	16,316,066	15,423,847
Financial assets at FVTPL	13,683,004	11,174,064	10,757,910
Derivative financial assets	2,320,606	2,278,112	1,968,190
Loans	253,085,076	245,005,370	231,449,653
Financial investments	39,674,525	39,136,759	34,960,620
Investments in associates	3,023,805	1,737,840	670,332
Property and equipment	3,259,369	3,287,383	3,082,985
Investment property	204,069	211,815	377,544
Intangible assets	475,306	466,828	488,922
Current income tax assets	15,213	18,525	306,313
Deferred income tax assets	5,416	8,373	15,562
Assets held for sale	55,374	48,628	70,357
Other assets	11,652,970	9,375,704	8,783,473

Total assets	343,198,122	329,065,467	308,355,708

1.	Based on K-IFRS consolidated financial statements.

E.	Results of Operations of the Group

		(Unit: KRW millions)
Type	For the six months ended	For the six months ended	For the year ended	For the year ended
	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014
Net interest income	3,050,925	3,084,478	6,203,199	6,415,775
Interest income	4,930,908	5,297,475	10,375,823	11,635,296
Interest expense	(1,879,983)	(2,212,997)	(4,172,624)	(5,219,521)
Net fee and commission income	732,439	776,151	1,534,983	1,382,729
Fee and commission income	1,479,541	1,475,342	2,971,095	2,666,185
Fee and commission expense	(747,102)	(699,191)	(1,436,112)	(1,283,456)
Net gains on financial assets/liabilities at FVTPL	119,853	205,818	359,727	439,198
Net other operating expenses	(173,671)	(228,597)	(715,960)	(1,040,909)
General and administrative expenses	(2,123,101)	(2,445,451)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	1,606,445	1,392,399	2,858,365	3,187,099
Provision for credit losses	(313,500)	(458,613)	(1,037,231)	(1,227,976)
Net operating profit	1,292,945	933,786	1,821,134	1,959,123

1.	Based on K-IFRS consolidated financial statements

F.	Business Segment Information of the Group

The Company organizes its business segments as follows, based on the characteristics of its products, services and customers and its organizational structure.

Segment		Business
Banking	Corporate Banking	Loans and deposits of large corporate, small- and medium-sized enterprise, and SOHOs and related services
	Household Banking	Loans and deposits of retail customers and related services
	Others	Investments in marketable securities and derivative products, funding and other support services
Credit Card		Sales on credit, cash services, card loans and related services
Securities		Trading of marketable securities, brokerage, underwriting and related services
Insurance		Insurance business and related services

Business segment information of the consolidated Company for the first six months of 2016 and 2015 is as follows:

								(Unit: KRW millions)
Type	1H 2016
	Banking				Credit Card	Securities	Life Insurance	Others	Consolidation Adjustments	Total
	Corporate	Household	Others	Total
Operating income from external customers	882,465	1,093,502	755,250	2,731,217	613,839	110,258	74,304	199,928	—	3,729,546
Operating income from inter-segment	8,439	—	106,229	114,668	(124,299)	2,571	(13,290)	75,202	(54,852)	—

Sub-total	890,904	1,093,502	861,479	2,845,885	489,540	112,829	61,014	275,130	(54,852)	3,729,546

Net interest income	1,115,210	1,129,297	61,246	2,305,753	482,679	4,567	118,589	138,998	339	3,050,925
Interest income	1,631,080	1,855,786	441,693	3,928,559	630,161	22,570	118,600	239,042	(8,024)	4,930,908
Interest expense	(515,870)	(726,489)	(380,447)	(1,622,806)	(147,482)	(18,003)	(11)	(100,044)	8,363	(1,879,983)
Net Fee income	119,478	256,265	163,138	538,881	32,676	55,936	50	105,908	(1,012)	732,439
Fee income	145,688	293,344	206,091	645,123	794,253	59,882	50	120,211	(139,978)	1,479,541
Fee expense	(26,210)	(37,079)	(42,953)	(106,242)	(761,577)	(3,946)	—	(14,303)	138,966	(747,102)
Net gains on financial assets/liabilities at FVTPL	(4,730)	—	59,062	54,332	—	51,229	4,383	15,602	(5,693)	119,853
Other operating income	(339,054)	(292,060)	578,033	(53,081)	(25,815)	1,097	(62,008)	14,622	(48,486)	(173,671)
General administrative expenses	(383,959)	(869,219)	(492,461)	(1,745,639)	(169,901)	(71,863)	(46,683)	(120,060)	31,045	(2,123,101)
Operating income before provision for credit loss	506,945	224,283	369,018	1,100,246	319,639	40,966	14,331	155,070	(23,807)	1,606,445
Provision for credit loss	(238,342)	71,977	(2,166)	(168,531)	(123,914)	2,304	(609)	(22,963)	213	(313,500)
Operating profit	268,603	296,260	366,852	931,715	195,725	43,270	13,722	132,107	(23,594)	1,292,945
Profit (loss) from investment in associates	—	—	5,160	5,160	—	104,900	—	50,873	(600)	160,333
Other non-operating profit (loss)	(745)	—	24,328	23,583	1,253	(66)	(110)	(520)	(7,258)	16,882
Profit (loss) before income tax	267,858	296,260	396,340	960,458	196,978	148,104	13,612	182,460	(31,452)	1,470,160
Income tax expense	(65,667)	(71,695)	(79,910)	(217,272)	(43,705)	(19,721)	(3,346)	(34,909)	(1,590)	(320,543)
Profit (loss) for the period	202,191	224,565	316,430	743,186	153,273	128,383	10,266	147,551	(33,042)	1,149,617
Profit (loss) attributable to parent company	202,191	224,565	316,430	743,186	153,273	128,383	10,266	123,301	(33,042)	1,125,367
Profit (loss) attributable to non-controlling interest	—	—	—	—	—	—	—	24,250	—	24,250
Total Assets[1]	106,316,523	118,749,412	75,154,998	300,220,933	15,489,258	8,547,864	8,811,511	30,757,761	(20,629,205)	343,198,122
Total Liabilities[1]	92,273,551	134,357,404	50,377,497	277,008,452	11,700,696	6,446,716	8,194,531	10,216,790	47,286	313,614,471

1.	Prior to adjustments for inter-segment transactions.

								(Unit: KRW millions)
Type	1H 2015
	Banking				Credit Card	Securities	Life Insurance	Others	Consolidation Adjustments	Total
	Corporate	Corporate	Corporate	Corporate
Operating income from external customers	803,312	1,099,221	952,729	2,855,262	639,243	105,152	68,965	169,228	—	3,837,850
Operating income from inter-segment	66,348	—	138,236	204,584	(126,301)	1,779	(14,154)	70,336	(136,244)	—

Sub-total	869,660	1,099,221	1,090,965	3,059,846	512,942	106,931	54,811	239,564	(136,244)	3,837,850

Net interest income	1,164,611	1,048,008	148,684	2,361,303	474,373	11,667	117,171	120,234	(270)	3,084,478
Interest income	1,809,271	1,993,271	524,669	4,327,211	642,313	23,549	117,189	197,360	(10,147)	5,297,475
Interest expense	(644,660)	(945,263)	(375,985)	(1,965,908)	(167,940)	(11,882)	(18)	(77,126)	9,877	(2,212,997)
Net Fee income	119,834	315,678	160,085	595,597	49,349	48,768	102	77,645	4,690	776,151
Fee income	143,895	355,725	198,841	698,461	775,536	52,612	102	89,886	(141,255)	1,475,342
Fee expense	(24,061)	(40,047)	(38,756)	(102,864)	(726,187)	(3,844)	—	(12,241)	145,945	(699,191)
Net gains on financial assets/liabilities at FVTPL	(15)	—	153,364	153,349	—	38,468	4,755	9,194	52	205,818
Other operating income	(414,770)	(264,465)	628,832	(50,403)	(10,780)	8,028	(67,217)	32,491	(140,716)	(228,597)
General administrative expenses	(455,721)	(1,109,139)	(530,370)	(2,095,230)	(167,903)	(60,409)	(38,034)	(107,133)	23,258	(2,445,451)
Operating income before provision for credit loss	413,939	(9,918)	560,595	964,616	345,039	46,522	16,777	132,431	(112,986)	1,392,399
Provision for credit loss	(267,516)	(40,803)	(6,601)	(314,920)	(124,227)	(1,463)	7	(17,834)	(176)	(458,613)
Operating profit	146,423	(50,721)	553,994	649,696	220,812	45,059	16,784	114,597	(113,162)	933,786
Profit (loss) from investment in associates	—	—	6,527	6,527	—	39	—	11,852	(1,009)	17,409
Other non-operating profit (loss)	800	—	216,188	216,988	(669)	(854)	30	1,512	(1,938)	215,069
Profit (loss) before income tax	147,223	(50,721)	776,709	873,211	220,143	44,244	16,814	127,961	(116,109)	1,166,264
Income tax expense	(35,144)	12,274	(120,152)	(143,022)	(51,345)	(10,751)	(3,741)	(25,421)	19,687	(214,593)
Profit (loss) for the period	112,079	(38,447)	656,557	730,189	168,798	33,493	13,073	102,540	(96,422)	951,671
Profit (loss) attributable to parent company	112,079	(38,447)	656,557	730,189	168,798	33,493	13,073	87,563	(96,422)	936,694
Profit (loss) attributable to non-controlling interest	—	—	—	—	—	—	—	14,977	—	14,977
Total Assets[1]	103,042,327	114,849,508	72,386,072	290,277,907	16,141,810	6,118,251	8,516,783	28,721,647	(20,710,931)	329,065,467
Total Liabilities[1]	89,293,741	130,631,229	47,605,726	267,530,696	12,307,827	5,495,285	7,933,950	7,744,147	(849,160)	300,162,745

1.	Prior to adjustments for inter-segment transactions.

•	For information regarding business operations by segment (by company), other than the information described above, please refer to “3. Business Operations by Type.”

G.	Plan of Operation, Strategy, Outlook for Business Segments

[Matters Relating to Major Consolidated Companies]

[Kookmin Bank]

Kookmin Bank is strengthening its management based on fundamental principles and sustainability due to increased emphasis placed on corporate responsibility following the low growth rate in the domestic and global economies and the stagnation in growth in the banking industry.

Kookmin Bank plans to strengthen its social responsibility by increasing financial consumer protections and financial support for SMEs and the working class. Moreover, it plans to focus on the operational capacity of its retail operations (household and SOHO), which is its core business, and enhance strategic management of its wealth management, SME, smart finance and foreign exchange operations.

Kookmin Bank seeks to enlarge its long-term customer base by enhancing customer loyalty and strengthening client-focused operational systems. In addition, it plans to develop a future customer base by strengthening its non-in person operations and it will continue to focus on developing corporate customers with high potential.

Kookmin Bank aims to become a leading global bank in the Asian financial industry by expanding into Asian markets with potential for high economic growth and that also share geographic proximity and cultural similarities with Korea. Kookmin Bank is currently building its overseas network through the business operations of its subsidiaries, such as Kookmin Bank Hong Kong Ltd., Kookmin Bank International Ltd., KB Cambodia Bank PLC and Kookmin Bank (China) Ltd.

[Plan of operation, strategy and outlook of subsidiaries]

Name	Description
Kookmin Bank Hong Kong Ltd. (Kookmin Bank’s subsidiary in Hong Kong)

•         To become Kookmin Bank’s financial hub in Asia and a corporate & investment bank representing Asia by improving corporate finance and investment banking operations. The Company plans to achieve such goals by strengthening its internal capacities, including increasing interest income and commission income through acquiring healthy assets, securing stable money market lines, securing quality local human resources and developing an international and professional financial workforce.

Kookmin Bank International Ltd. (Kookmin Bank’s subsidiary in the United Kingdom)

•         To become Kookmin Bank’s corporate financial hub in Europe: support the expansion of businesses that it transacts with through collaborations with domestic corporate financial branches and support the bank’s loan and investment operations.

•         Expand European financial institution business.

•         Diversification of foreign exchange operations with other domestic banks.

•         Secure and utilize credit lines from foreign banks in Europe: transact with intra-region banks and promote diverse financing sources through local investor relations activities.

Kookmin Bank Cambodia PLC. (Kookmin Bank’s subsidiary in Cambodia)	• Increase loan and foreign exchange commissions by recruiting local corporations, Korean corporations and other clients.
Kookmin Bank (China) Ltd. (Kookmin Bank’s subsidiary in China)	• Acquire healthy assets and expand operational base through collaborative marketing with the parent bank. • Establish sustainable growth by expanding operational scope and developing new products.

[KB Kookmin Card]

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen the competitiveness of its non-banking businesses. The Company has established business strategies that are optimized for a dedicated credit card company, based on utilization of its banking network and its stable financing structure. The Company also plans to secure sustainable growth through development of new businesses.

In relation to the incident involving the misappropriation of personal information in early 2014, the Company strengthened its security measures relating to customer information protection by building a virtual reality PC environment, separating the internet protocol router network and using fingerprint user authentication programs. Through continuously supplementing internal customer information management procedures, the Company built one of the leading customer information protection systems in the industry. In addition, in order to become recognized as a reliable and trustworthy company among customers, the Company is focusing on prioritizing customer value in terms of all aspects of business, including product development, processing and marketing channels.

The Company plans to release market leading products specific to customer needs by strategically promoting Hangul-based products with reinforced benefits. As a means to expand foundation for growth, the Company plans to become a leader in the mobile easy payment and future payment markets, and also plans to expand its business in areas that fit its nature as a financial group, including through active cooperation with other companies.

KB Kookmin Card is seeking to enter the local automobile installment financing market in Laos. On February 3, 2016, the board of directors resolved to establish a new local corporate entity (tentatively named “KB KOLAO Leasing”) and to contribute 29% of its capital.

[KB Investment & Securities]

In 2016, in accordance with its medium-term goal of securing the status of a comprehensive -financial investment company, KB Investment & Securities is promoting balanced growth through the establishment of a full line-up of investment banking operations and increasing market dominance in its core businesses by enhancing competitiveness of its financial products. In addition, it plans to secure a wealth management base through branches that combine banking and securities services. It further seeks to enhance the Company’s future growth in the capital markets area by strengthening the profit base of its retail division while maintaining balanced growth in both wealth management and brokerage operations.

[KB Life Insurance]

In response to the intensifying competition in the industry, KB Life Insurance is striving to become a leading firm in the life insurance sector under its vision of “Number 1 Customer Trust Life Partner.” First of all, it strives to become a reliable company for its customers by providing optimal products and services based on customer needs as well as continually reinforcing and expanding its customer-focused operational processes and infrastructure. Secondly, it is pushing towards stabilizing and specializing its operational channels to enhance its competitiveness and it continues to secure competitiveness for the future by exploring new opportunities for growth. Thirdly, it is creating a stable firm culture that can withstand difficult environments by expanding its profitability base, improving the asset soundness of its business through modifications to its product portfolio and the construction of an expanded infrastructure base, and promoting teamwork and creativity among its employees. As in previous years, in 2016, KB Life Insurance plans to continue to work passionately and innovatively to become a firm desired by customers.

[KB Asset Management]

KB Asset Management seeks to promote sales of existing funds that have superior long-term profitability, such as value focused funds and small- and mid-cap focused funds. It also plans to focus on strengthening its product line-up in line with customer needs by developing innovative products as well as focusing on products that have moderate risk/moderate return. Moreover, it plans to continually work to maintain a leading position in the industry by securing a diverse client base, including by strengthening its operations in retirement funds and pension funds. It plans to expand its sales network beyond its traditional sales channels by reaching out to other large banks and securities firms. Furthermore, it seeks to become a comprehensive asset management firm by creating diverse portfolios, including exchange traded funds, real estate, infrastructure, private equity funds and non-performing loans.

[KB Capital]

In February 2016, as its first overseas expansion project, KB Capital signed an MOU to establish a new corporate entity, tentatively named as “KB KOLAO Leasing,” in order to develop a presence in the installment financing market in Laos. KB Capital plans to strengthen its competitiveness as a specialized credit finance company by creating new sources of revenue, including through overseas expansion and through consultation with KB Insurance relating to comprehensive services for automobiles.

[KB Savings Bank]

In order to promote growth in financial services for the working class, group synergies and anticipatory risk management, KB Savings Bank plans to devise a management model for high quality client service. It also plans to continue its efforts to secure healthy development and an excellent reputation as one of Korea’s top savings bank.

[KB Real Estate Trust]

KB Real Estate Trust plans to implement four strategic tasks to generate higher business value. First of all, it plans to strengthen its market power. With respect to leveraged land trusts, where market demand is steadily increasing, it plans to search for attractive low-risk business opportunities by strengthening competitiveness in winning bids. As for non-land trusts, which are low-risk operations, it plans to enhance business performance by developing new products, strengthening operational networks and improving operation systems. For REITs, it plans to firmly establish its dominant position in the industry by strengthening its operational capabilities and collaborating with affiliates. Secondly, it seeks to strengthen risk management by reinforcing the response capabilities of management, enhancing business monitoring and developing a risk management culture. Thirdly, it plans to continue its outcome-oriented management and improve management efficiencies by effectively managing its internal control system and its human resources. Fourthly, it plans to continue to develop new revenue sources and increase its expertise and reputation through promotion of blue-chip reconstruction businesses, strengthening its redevelopment and reconstruction marketing, building a reputation as a REIT-specialized asset management company in property lease REITs and improving profitability in residual fund management by expanding capital investment (e.g. project financing vehicles).

[KB Investment]

KB Investment plans to firmly establish itself as a leading venture investment and private equity management firm in the national market by expanding the scope of new investments and maximizing the profitability of management asset venture funds and private equity funds.

[KB Credit Information]

KB Credit Information has set its management strategy as establishing a stable basis for growth through enhancing competitiveness in collection rates. To achieve this goal, it plans to increase its collection rates for debts, establish a stable basis for growth and increase efficiency in labor management. In particular, with regard to collection services, it plans to increase collection rates and improve the asset soundness of KB Financial Group by developing expertise in debt management systems, standardizing processes and securing an outstanding workforce. Moreover, it seeks to diversify its profit base through increasing commissions on debts other than those of the Company, such as Korea Asset Management Corporation bonds, secured bonds and public bonds, as well as expanding its client base by improving the quality of service for its lease investigation services.

[KB Data Systems]

Due to increases in each subsidiary’s IT services and products, the demand relating to innovative technologies such as big data and block chains is likely to grow steadily in the future. The current trend requires IT capabilities beyond the mere development of mobile applications and it requires the ability to add value to businesses based on innovative technologies. Accordingly, KB Data System plans to provide anticipatory IT services in these innovative technologies, in addition to providing stable maintenance and operations for existing IT systems. KB Data System plans to gradually increase its technology-related workforce and to accumulate experience through direct/indirect projects to provide real assistance in response to growing IT demand. KB Data System is intensifying employee training in technological skills and focusing on recruiting a new professional workforce to prepare for the significant foreseeable work in IT in the second half of 2016, in areas such as IT consolidation and relocation in connection with the addition of Hyundai Securities and developing new systems for main subsidiaries such as Kookmin Bank and KB Kookmin Card.

3.	Business Operations by Type

[Kookmin Bank]

A.	Overview of Business Operations

Kookmin Bank was established in November 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB. Kookmin Bank is a leading bank representing Korea with an optimal sales infrastructure, including the country’s largest number of customers, greatest customer satisfaction, expansive channel network and brand power.

Kookmin Bank has shown organic growth, including enhanced customer satisfaction, improved asset soundness, advanced information technology systems and strong risk management systems. Furthermore, it maintains a global network through the businesses of its subsidiaries, including Kookmin Bank Hong Kong Ltd., Kookmin Bank International Ltd., Kookmin Bank Cambodia PLC and Kookmin Bank (China) Ltd.

While uncertainties remain in domestic and international economies, Kookmin Bank seeks to promote stable future growth and sustainable management. Thus, it has set a long-term strategy focused on enhancing competitiveness through differentiated customer relationship management. In order to realize this, Kookmin Bank consistently promotes (i) strengthening of customer-oriented operations, (ii) strengthening onsite support for effective operations, (iii) establishing a basis for sustainable growth with a focus on core businesses and (iv) meaningful expansion of strategically important new businesses.

B.	Types of Business

•	Banking business under the Bank Act

•	Trust business under the FSCMA

•	Supplemental businesses related to the above

•	Banks can engage in operations of other businesses, in addition to the businesses listed above, by obtaining authorization from regulatory agencies pursuant to applicable laws and regulations.

•	Due to the spin-off of the credit card business, the credit card business which was originally operated under the Specialized Credit Finance Business Act was terminated on February 28, 2011. However, Kookmin Bank engages in credit card product sales agency operations pursuant to the Bank Act.

•	Overseas local subsidiaries operate general banking businesses and trade finance related businesses pursuant to local laws.

C.	Funding and Fund Management

[Bank Accounts]

									(Units: KRW millions, %)
Type			1H 2016			2015			2014
			Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
			Balance	Proportion		Balance	Proportion		Balance	Proportion
Funding	Local	Deposits	202,929,268	71.78	1.34	194,286,966	71.63	1.63	187,589,567	72.49	2.11
	currency	CD	3,822,834	1.35	1.73	3,671,186	1.35	1.91	1,692,347	0.65	2.71
	funds	Borrowings	5,492,467	1.94	1.39	5,328,298	1.96	1.66	4,962,560	1.92	2.34
		Call money	979,510	0.35	1.43	1,964,326	0.72	1.64	3,050,060	1.18	2.35
		Others	16,136,437	5.71	2.50	16,183,382	5.97	2.73	14,965,573	5.78	3.91

		Subtotal	229,360,516	81.13	1.43	221,434,158	81.63	1.72	212,260,107	82.02	2.25

	Foreign	Deposits	7,335,025	2.59	0.39	5,473,426	2.02	0.34	4,672,523	1.81	0.41
	currency	Borrowings	6,125,055	2.17	0.61	6,491,334	2.39	0.40	6,344,198	2.45	0.44
	funds	Call money	1,182,130	0.42	0.46	931,725	0.34	0.23	862,654	0.33	0.24
		Debentures	3,865,675	1.37	1.74	3,183,090	1.17	1.48	2,737,609	1.06	2.90
		Others	175,527	0.06	0.05	163,405	0.07	0.03	212,186	0.08	—

		Subtotal	18,683,412	6.61	0.75	16,242,980	5.99	0.57	14,829,170	5.73	0.87

		Subtotal	248,043,928	87.74	1.38	237,677,138	87.62	1.64	227,089,277	87.75	2.16

	Other	Total capital	23,103,923	8.17	—	22,390,612	8.26	—	21,155,920	8.17	—
		Provisions	567,400	0.20	—	632,864	0.23	—	602,051	0.23	—

		Subtotal	10,993,345	3.89	—	10,526,233	3.89	—	9,967,055	3.85	—

		Subtotal	34,664,668	12.26	—	33,549,709	12.38	—	31,725,026	12.25	—

	Total		282,708,596	100.00	1.21	271,226,847	100.00	1.44	258,814,303	100.00	1.89

Fund Management	Local	Deposits	4,400,720	1.56	1.52	5,547,496	2.05	1.71	5,101,823	1.97	2.40
	currency	Securities	33,563,065	11.87	3.03	33,561,447	12.37	3.05	33,012,402	12.76	3.53
	funds	Loans	209,999,591	74.28	3.06	199,630,140	73.61	3.37	190,000,392	73.43	4.07
		(Household)	116,676,354	41.27	3.19	111,137,218	40.98	3.46	105,457,494	40.76	4.17
		(Corporate)	93,323,237	33.01	2.90	88,492,922	32.63	3.27	84,542,898	32.67	3.95
		Confirmed Guarantees	35,898	0.01	1.22	32,527	0.01	1.32	50,865	0.02	0.87
		Call loans	442,228	0.16	1.54	287,224	0.11	1.77	518,783	0.20	2.39
		Debentures	662,602	0.23	3.10	795,711	0.29	3.70	700,941	0.27	4.71
		Others	1,792,394	0.63	6.09	2,951,530	1.09	4.61	3,606,420	1.39	5.46
		Provisions	(1,621,568)	(0.57)	—	(1,730,422)	(0.64)	—	(2,267,735)	(0.88)	—

		Subtotal	249,274,930	88.17	3.07	241,075,653	88.89	3.33	230,723,891	89.16	4.02

	Foreign	Deposits	1,183,101	0.42	0.04	768,181	0.28	0.08	522,610	0.20	0.03
	currency	Securities	3,299,683	1.17	2.51	1,694,301	0.62	1.08	1,325,784	0.51	1.33
	funds	Loans	7,840,496	2.77	1.29	8,827,983	3.25	1.20	8,187,057	3.16	1.48
		Call loans	2,898,495	1.03	0.52	1,453,629	0.54	0.32	1,841,976	0.71	0.64
		Bills bought	2,678,309	0.95	1.27	2,724,403	1.00	1.10	2,230,528	0.86	1.30
		Others	—	—	—	—	—	—	—	—	—
		Provisions	(372,421)	(0.14)	—	(217,286)	(0.08)	—	(180,532)	(0.07)	—

		Subtotal	17,527,663	6.20	1.34	15,251,211	5.61	1.05	13,927,423	5.37	1.29

		Total	266,802,593	94.37	2.95	256,326,864	94.50	3.19	244,651,314	94.53	3.86

	Other	Cash	1,732,291	0.61	—	1,714,382	0.63	—	1,658,126	0.64	—
		Property and equipment for business purposes	3,021,153	1.07	—	2,989,121	1.10	—	2,977,594	1.15	—

		Subtotal	11,152,559	3.95	—	10,196,480	3.77	—	9,527,269	3.68	—

		Total	15,906,003	5.63	—	14,899,983	5.50	—	14,162,989	5.47	—

	Total		282,708,596	100.00	2.79	271,226,847	100.00	3.02	258,814,303	100.00	3.65

1.	Based on K IFRS financial statements.
2.	Deposits received = deposits received in local currency – checks for deposit – deposit reserves – call loans

•	Checks for deposit = total checks – checks for overdraft repayment – call money

3.	Local currency fund loans: local currency loans + checks for overdraft repayment
4.	Foreign currency fund loans: foreign currency loans + overseas loans in foreign currency + interbank loans in foreign currency + loans from foreign funds + domestic import usance

5.	Household loans include remodeling savings loans, remodeling fund benefits and loans for agricultural and fishery households
6.	Corporate loans include loans for public and other purposes, loans from foreign funds, national housing fund loans and inter-bank loans
7.	Local currency and foreign currency provisions are deducted from fund management figures.

[Trust Accounts]

									(Units: KRW millions, %)
Type			1H 2016			2015			2014
			Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
			Balance	Proportion		Balance	Proportion		Balance	Proportion
Funding	Cost funding	Money trust	41,113,824	94.44	2.10	34,211,994	92.05	3.24	27,067,703	92.66	4.00
		Borrowings	—	—	—	—	—	—	—	—	—

		Subtotal	41,113,824	94.44	2.10	34,211,994	92.05	3.24	27,067,703	92.66	4.00

	Non-cost	Asset trust	1,754,531	4.03	0.11	2,300,633	6.19	0.45	1,541,644	5.28	1.17
	funding	Special reserves	99,145	0.23	—	95,796	0.26	—	92,661	0.32	—
		Others	567,049	1.30	—	556,345	1.50	—	511,099	1.75	—

		Subtotal	2,420,725	5.56	0.08	2,952,774	7.95	0.35	2,145,404	7.34	0.84

Total			43,534,549	100.00	1.99	37,164,768	100.00	3.01	29,213,107	100.00	3.77

Fund Management	For	Borrowings	142,348	0.33	4.56	136,507	0.37	4.75	150,648	0.52	5.27
	profit	Securities	22,839,832	52.46	2.53	18,850,936	50.72	4.33	14,084,856	48.21	5.36
		Call loans	—	—	—	24,000	0.07	2.02	99,904	0.34	2.27
		Others	20,359,660	46.77	1.63	17,892,338	48.14	1.95	14,569,693	49.87	2.66
		Provisions	(4,971)	(0.01)	—	(4,649)	(0.01)	—	(5,222)	(0.02)	—
		Discounted present value	—	—	—	—	—	—	—	—	—

		Subtotal	43,336,869	99.55	2.12	36,899,132	99.29	3.18	28,899,879	98.93	3.99

	Total		197,680	0.45	—	265,636	0.71	—	313,228	1.07	—

Total			43,534,549	100.00	2.11	37,164,768	100.00	3.15	29,213,107	100.00	3.94

1.	Interest for the purposes of calculating interest rate was derived as follows:

•	Money trust: includes trust insurance fees (special contributions) and profits from trusts

•	Borrowings: excludes credit guarantee funds from interest from borrowings

•	Securities: interest from securities (dividend income) + net gains + net income from repayment of securities + net income from the sale of securities (excluding sales of stocks and net gains)

2.	Non-cost funding (others): other liabilities (temporary receipts, accounts payable, unearned income and unpaid expenses), profit/loss

For profit (others): cash deposits, debentures, repurchase debentures, money receivable for collection, proprietary loans
Not for profit: real estate trust, other assets (provisional payment, accrued interest/income, account receivable and prepaid expenses)

D.	Business Performance

(1)	Profitability

	(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014
Gain before appropriation of reserves (A)	1,224,995	1,290,078	2,367,367	2,451,426
Appropriation of various reserves (B)	279,236	432,013	1,050,658	1,121,351
Bad debt expense	162,178	316,788	794,662	907,376
Guarantee reserve	9,576	11,767	8,416	7,376
Severance pay	82,032	85,214	169,258	152,588
Unused contract reserve	6,246	115	549	161
Other reserves	19,204	18,129	77,773	53,850
Reversal of various reserves (C)	14,699	15,146	64,520	30,200
Bad debt reserve	—	—	—	—
Guarantee payment reserve	8,925	5,167	61,606	11,898
Unused contract reserve	545	8,584	401	15,360
Other reserves	5,229	1,395	2,513	2,942
Corporate tax cost (D)	217,272	143,022	273,991	331,234
Net income (A-B+C-D)	743,186	730,189	1,107,238	1,029,041
Net income attributable to owners	743,186	730,189	1,107,238	1,029,041
Net income attributable to non-controlling interests	—	—	—	—
Planned reserves provided (reversed)	206,787	11,438	(32,646)	176,782
Adjusted net income after the planned reserves provided	536,399	718,751	1,139,884	852,259
Net income attributable to owners	536,399	718,751	1,139,884	852,259
Net income attributable to non-controlling interests	—	—	—	—

1.	Based on K-IFRS consolidated financial statements.
2.	Adjusted net income after the planned reserves is not based on K-IFRS. It assumes the reflection of planned reserves provided (reversed) prior to corporate tax costs to profit for the period.

1)	Major Profitability Indicators

		(Unit: %)
Type	1H 2016	1H 2015	2015	2014
ROA	0.37	0.53	0.41	0.32
ROE	5.14	7.09	5.52	4.31
Interest rate spread between local currency deposits and loans (A-B)	1.77	1.83	1.79	2.04
Average interest rate for local currency loans (A)	3.09	3.59	3.40	4.12
Average interest rate of local currency deposits (B)	1.32	1.76	1.61	2.08
NIM	1.57	1.66	1.61	1.81

1.	Based on K-IFRS consolidated financial statements.
2.	ROA, ROE: annualized

(2)	Profit/Loss by Sector

				(Unit: KRW millions)
Type		1H 2016	1H 2015	2015	2014
Interest	Interest Income (A)	4,003,783	4,423,887	8,563,032	9,915,528
	Interest on deposits	40,553	62,789	112,024	142,644
	Interest on securities	423,652	487,958	953,723	1,134,718
	Interest on loans	3,484,024	3,813,628	7,380,868	8,496,303
	Other interest income	55,554	59,512	116,417	141,863
	Interest Expense (B)	1,622,806	1,965,908	3,676,635	4,731,181
	Interest on deposits	1,312,622	1,637,528	3,030,091	3,842,482
	Interest on borrowings	79,647	85,330	167,785	228,146
	Interest on corporate bonds	207,472	208,430	418,979	594,341
	Other interest expense	23,065	34,620	59,780	66,212

	Subtotal (A - B)	2,380,977	2,457,979	4,886,397	5,184,347

Fees	Fee income (C)	559,854	549,626	1,130,637	1,067,783
	Fee expense (D)	106,242	102,864	215,681	193,293

	Subtotal (C - D)	453,612	446,762	914,956	874,490

Trusts	Commission received on trust business	85,242	148,705	241,246	203,426
	Termination fees	27	130	171	129
	Loss incurred on trust business (—)	—	—	—	—

	Subtotal	85,269	148,835	241,417	203,555

Other business	Other operating income (E)	4,686,227	2,825,483	6,494,098	5,124,372
	Gain on securities	250,903	378,924	545,783	230,239
	Gain on FX trading	2,061,613	1,008,717	2,422,525	1,468,472
	Reversal of provision for credit loss	8,925	5,167	61,606	11,898
	Gain on derivatives	2,331,968	1,328,468	3,333,335	3,329,104
	Gain on other business	32,818	104,207	130,849	84,659
	Other operating expenses (F)	4,928,731	3,134,133	7,545,066	6,637,187
	Loss on securities	15,687	137,833	266,921	236,704
	Loss on FX trading	1,944,234	990,631	2,399,321	1,452,100
	Contribution to miscellaneous funds	157,486	185,540	367,654	380,106
	Bad debt expense	162,178	316,788	794,662	907,376
	Appropriation of guarantee reserves	9,576	11,767	8,416	7,376
	Loss on derivatives	2,417,300	1,285,754	3,234,712	3,205,644
	Other business costs	222,270	205,820	473,380	447,881

	Subtotal (E - F)	(242,504)	(308,650)	(1,050,968)	(1,512,815)

Total sector gains		2,677,354	2,744,926	4,991,802	4,749,577

Sales and administrative costs		1,745,639	2,095,230	3,811,821	3,372,858
Operating income		931,715	649,696	1,179,981	1,376,719
Non-operating income		73,406	262,826	325,403	98,463
Non-operating expenses (—)		44,663	39,311	124,155	114,907
Consolidated income before income tax		960,458	873,211	1,381,229	1,360,275
Income tax expense (benefit)		217,272	143,022	273,991	331,234
Net income for the period		743,186	730,189	1,107,238	1,029,041
Net income attributable to owners		743,186	730,189	1,107,238	1,029,041
Net income attributable to non-controlling interests		—	—	—	—
Planned reserves provided (reversed)		536,399	718,751	1,139,884	852,259
Net income attributable to owners		536,399	718,751	1,139,884	852,259
Net income attributable to non-controlling interests		—	—	—	—

1.	Based on K-IFRS consolidated financial statements.
2.	Fee income: excludes early termination fees from trust accounts
3.	Adjusted net income after the planned reserves is not based on K-IFRS. It assumes the reflection of planned reserves provided (reversed) prior to corporate tax costs to profit for the period.

E.	Business Performance by Type

(1)	Deposit Services

1)	Balances of Deposits by Type

		(Unit: KRW millions)
Type		1H 2016	2015	2014
Deposits received in local currency	Demand deposits	41,987,626	38,751,487	31,913,280
	Money trusts	172,674,973	168,029,809	167,383,428
	Installment deposits	1,108,630	1,180,090	1,266,208
	Housing installment deposits	665,849	690,853	755,764
	Depository trust liabilities	3,418,051	3,342,323	3,207,318
	CDs	2,519,856	4,611,447	1,583,047

	Subtotal	222,374,985	216,606,009	206,109,045

Deposits received in foreign currencies		8,641,355	7,727,498	5,502,387
Deferred liability expenses		(6)	—	—

Total		231,016,334	224,333,507	211,611,432

1.	Based on K-IFRS consolidated financial statements.
2.	Depository trust liabilities: depository trust liabilities of principal conservation trusts (consolidated basis)

(2)	Loan Services

1)	Balances of Loans by Type

	(Unit: KRW millions)
Type	1H 2016	2015	2014
Loans in local currency	214,539,357	206,648,011	195,649,517
Loans in foreign currencies	7,734,143	9,264,507	9,005,607
Guarantee payments	15,030	26,129	12,975

Total	222,288,530	215,938,647	204,668,099

1.	Based on K-IFRS consolidated financial statements.

2)	Loans by Purpose of Funds

	(Units: KRW millions, %)
Type	1H 2016		2015		2014
	Balance	Proportion	Balance	Proportion	Balance	Proportion
Corporate loans	93,878,073	43.76	89,680,136	43.40	82,369,299	42.10
Working capital loans	48,756,200	22.73	47,777,457	23.12	47,038,974	24.04
Facilities loans	45,121,873	21.03	41,902,679	20.28	35,330,325	18.06
Special loans	—	—	—	—	—	—
Household loans	119,232,338	55.58	115,426,409	55.85	111,703,169	57.09
Public and other loans	1,428,946	0.66	1,541,466	0.75	1,577,049	0.81
Working capital loans	696,911	0.32	843,490	0.41	971,904	0.50
Facilities loans	732,035	0.34	697,976	0.34	605,145	0.31
Remodeling Savings loans	—	—	—	—	—	—

Total	214,539,357	100.00	206,648,011	100.00	195,649,517	100.00

1.	Based on K-IFRS consolidated financial statements
2.	Based on loans in local currency.

3)	Loan-to-deposit Ratio

	(Units: KRW millions, %)
Type	1H 2016	2015	2014
Loans (A)	211,588,423	205,198,905	189,999,283
Deposits (B)	214,581,914	207,326,951	193,536,386
Ratio (A/B)	98.60	98.97	98.17

1.	Based on K-IFRS consolidated financial statements.
2.	Loan-to-deposit ratio: based on Regulation on Supervision of Banking Business (as amended on December 26, 2014).

For period prior to 2014, the loan-to-deposit ratio = average monthly balance of loans in local currency / average monthly balance of deposits received in local currency (excluding CDs).

(3)	Guarantees

	(Unit: KRW millions)
Type	1H 2016	2015	2014
Confirmed guarantees	6,400,108	6,236,518	5,626,977
Unconfirmed guarantees	2,535,230	3,161,612	3,886,332

Total	8,935,338	9,398,130	9,513,309

1.	Based on K-IFRS consolidated financial statements.
2.	Confirmed guarantees: includes finance guarantees

(4)	Securities Investment

	(Unit: KRW millions)
Type	1H 2016	2015	2014
Securities at FVTPL	7,670,323	6,487,617	7,520,471
Available—for—sale financial assets	22,938,916	21,163,192	19,134,391
Held—to—maturity financial assets	10,660,715	11,748,794	10,124,136
Investments in associates	359,888	670,139	667,332

Total	41,629,842	40,069,742	37,446,330

1.	Based on K-IFRS consolidated financial statements.

(5)	Trust Business

1)	Trust deposits received

	(Unit: KRW millions)
Type	1H 2016			2015			2014
	Average Balance	End Balance	Trust Income	Average Balance	End Balance	Trust Income	Average Balance	End Balance	Trust Income
Money trust	41,113,824	37,214,911	80,869	34,211,994	34,822,604	229,471	27,067,703	29,041,556	194,130
Property trust	1,754,531	1,365,138	592	2,300,633	2,344,389	5,693	1,541,644	1,878,905	4,102

Total	42,868,355	38,580,049	81,461	36,512,627	37,166,993	235,164	28,609,347	30,920,461	198,232

1.	Trust income = trust fees + early termination fees—amount for recovery of deficit

2)	Trust account loans

	(Unit: KRW millions)
Type	1H 2016		2015		2014
	Average Balance	End Balance	Average Balance	End Balance	Average Balance	End Balance
Trust account loans	142,348	147,524	136,507	144,446	150,648	151,704

3)	Trust account securities

	(Unit: KRW millions)
Type	1H 2016
	Original Acquisition Cost	Book Value at Term End	Unrealized Gain/Loss (B/S)	Realized Gain/Loss (I/S)
Trust accounts	21,923,304	21,951,729	—	287,901

F.	Major Products and Services

(1)	Deposit Products

•	Demand deposit products

•	Surplus fund management products

•	Lump-sum savings deposit products

•	Housing subscription related products

•	Tax-exempt products

•	Marketable products

(2)	Loan Products

•	Corporate loans

•	Household loans

•	Real estate loans

•	Agreement/Regulation/C1(limitations on new technology business finance)/C2

•	B2B finance

•	Foreign currency loans

•	SOHO loans

•	New technology business finance loans

(3)	Trust Products

•	Money trust

•	Asset trust

(4)	Investment Trust Products

(5)	Foreign Exchange Services

•	Foreign currency deposits

•	Foreign exchange services

•	Foreign currency transfer services

•	Exchange/transfer related additional services

•	Internet/mobile banking services

•	Trade related services

(6)	Credit Card Products

(7)	Bancassurance Products

(8)	Wealth Management Services

(9)	Investment Finance Services

(10)	Derivative Products

(11)	Electronic Finance

•	Firm banking

•	Securities products

•	Comprehensive CMS products

•	Internet banking services

•	KB Star banking services

•	KB Corporate banking mobile services

•	Phone banking services

•	KB tablet branch services

(12)	Others

[KB Kookmin Card]

A.	Overview of Business Operations

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen the competitiveness of its non-banking businesses. The Company has established business strategies that are optimized for a dedicated credit card company, based on utilization of its banking network and its stable financing structure. The Company also plans to secure sustainable growth through development of new businesses.

In relation to the incident involving the misappropriation of personal information in early 2014, the Company strengthened its security measures relating to customer information protection by building a virtual reality PC environment, separating the internet protocol router network and using fingerprint user authentication programs. Through continuously supplementing internal customer information management procedures, the Company built one of the leading customer information protection systems in the industry. In addition, in order to become recognized as a reliable and trustworthy company among customers, the Company is focusing on prioritizing customer value in terms of all aspects of business, including product development, processing and marketing channels.

The Company plans to release market leading products specific to customer needs by strategically promoting Hangul-based products with reinforced benefits. As a means to expand foundation for growth, the Company plans to become a leader in the mobile easy payment and future payment markets, and also plans to expand its business in areas that fit its nature as a financial group, including through active cooperation with other companies.

(1)	Credit Sale

A credit sale denotes a credit card member making a payment for services and goods with a credit card at affiliated member stores. Credit sales are divided into lump sum payments and installment payments depending on whether the payments occur in a lump sum or in two or more installments.

(2)	Short-term Credit Loan (Cash Advance Service)

A short-term credit loans are cash advances made to a credit card member within a predetermined limit from the credit card company. Short-term credit loans can be requested at ATMs, branches, through ARS and on the internet.

(3)	Partial Payment Deferral (Revolving)

If a credit card member pays at least the amount calculated based on either the payment ratio determined by the card member himself (desired transaction amount) or the minimum payment ratio determined by the credit card company (minimum transaction amount), the remaining amount is deferred to the next payment date and the credit card can continue to be used within the remaining usage limits.

(4)	Long-term Credit Loan (Card Loan)

Long-term credit loans are offered to members independently from short-term credit loans. The limit for long-term credit loans is determined based on factors such as the creditworthiness and income level of the member.

(5)	Non-Card Member Credit Loan

Non-card member credit loans are loans offered to non-members such as debit card holders. Similar to long-term credit loans, the limit is determined based on factors such as the creditworthiness and income level of the borrower.

(6)	Automobile Installment Financing

Automobile installment financing provides for installment payments on loans to credit card members, who are preselected through credit evaluations, for purchases of new domestic automobiles for personal use.

(7)	Others

In order to meet the diverse needs and expectations of customers, KB Kookmin Card provides lifestyle services such as insurance, debt exemption, debt suspension, domestic and international travel and shopping (points mall, affiliated malls and mail order).

[Matters Relating to Subsidiaries]

(1)	KB Kookmin Card Second Securitization Co., Ltd.

On October 8, 2014, KB Kookmin Card Second Securitization Co., Ltd. (“Second Securitization”) was established pursuant to the Asset-backed Securitization Act. Pursuant to a trust agreement, the Company transferred current receivables and future receivables (to be generated during a specified period) for designated card transaction accounts into trust accounts at Citibank Korea Inc. Citibank Korea issued asset-backed beneficiary certificates (investor beneficiary certificates, transferee beneficiary certificates and subordinated transferee beneficiary certificates) based on such accounts. Of the asset-backed beneficiary certificates, transferee beneficiary certificates and subordinated transferee beneficiary certificates were issued to the Company as the beneficiary and investor beneficiary certificates were issued to Second Securitization as the beneficiary.

On November 10, 2014, Second Securitization acquired such investor beneficiary certificates and related rights, and based on such rights, Second Securitization engages in business activities such as issuance of asset-backed securities and the management, operation and disposal of securitized assets.

(2)	Wise Mobile Securitization Specialty (Third ~ Eighteenth)

Wise Mobile Securitization Specialty (“Wise Mobile”) was established pursuant to the Asset-Backed Securitization Act. During the course of managing its factoring business, the Company securitizes and monetizes subscribers’ cellphone installment payment receivables acquired from SK Telecom’s branches. Wise Mobile was established to improve the Company’s financial structure and asset soundness and to reduce its fund raising costs through such early monetization of receivables. Wise Mobile provides the purchase price of the securitized assets by issuing asset-backed bonds based on cellphone installment payment receivables acquired from the Company. Wise Mobile pays the principal and interest of the asset-backed bonds with the funds collected from the securitized assets.

B.	Business Performance

	(Unit: KRW millions)
Type	1H 2016 (2016.1.1~6.30)		2015 (2015.1.1~12.31)		2014 (2014.1.1~12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion
Credit sales	770,875	52.26	1,540,260	51.43	1,469,037	51.28
Short-term card loans (cash advances)	79,848	5.41	171,080	5.71	187,962	6.56
Long-term card loans (card loans)	248,271	16.83	452,305	15.10	408,414	14.26
Revolving contracts	122,527	8.31	267,115	8.92	304,523	10.63
Annual fees	49,774	3.37	86,435	2.89	63,455	2.21
Business partnership fees	9,835	0.67	22,959	0.77	26,110	0.91
Other card income	78,144	5.30	174,596	5.83	105,354	3.68
Others	115,776	7.85	280,058	9.35	300,102	10.47

Total	1,475,050	100.00	2,994,808	100.00	2,864,957	100.00

1.	Based on K-IFRS consolidated financial statements.

C.	Funding and Fund Management

			(Units: KRW millions, %)
Type			1 H 2016			2015			2014
			Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
			Balance	Proportion		Balance	Proportion		Balance	Proportion
Funding	Local currency	Call money	—	—	—	—	—	—	46,721	0.30	2.44
		Borrowings	151,339	0.96	2.07	30,651	0.19	3.39	38,897	0.25	4.35
		Debentures	9,562,848	60.57	2.96	9,970,113	62.38	3.16	9,769,023	62.86	3.56
		Others	1,901,283	12.04	0.15	1,964,260	12.29	0.15	1,761,482	11.33	0.16

		Subtotal	11,615,470	73.57	2.49	11,965,024	74.86	2.66	11,616,123	74.74	3.04

	Foreign currency	Foreign currency debentures	353,622	2.24	2.07	337,234	2.11	2.16	262,754	1.69	2.47

	Others	Total capital	3,818,834	24.19	—	3,680,562	23.03	—	3,662,259	23.57	—

	Total		15,787,926	100.00	1.88	15,982,820	100.00	2.04	15,541,136	100.00	2.32

Fund Management	Local currency	Cash and deposits	784,008	4.97	1.39	863,928	5.41	1.58	897,242	5.77	2.28
		Available for sale financial assets	60,488	0.38	—	56,658	0.35	—	55,345	0.36	—
		Bonds	14,129,017	89.49	8.86	14,221,186	88.98	8.98	13,742,032	88.42	9.66

		Subtotal	14,973,513	94.84	8.43	15,141,772	94.74	8.53	14,694,619	94.55	9.17

	Others	Tangible/ intangible assets	160,391	1.02	—	155,768	0.97	—	146,547	0.94	—
		Other assets	654,022	4.14	—	685,280	4.29	—	699,970	4.51	—

		Subtotal	814,413	5.16	—	841,048	5.26	—	846,517	5.45	—

	Total		15,787,926	100.00	8.00	15,982,820	100.00	8.08	15,541,136	100.00	8.67

1.	Based on K-IFRS consolidated financial statements.

D.	Usage by Product (Transaction Volume)

		(Unit: KRW millions)
	Type	1 H 2016		2015		2014
		Amount	Proportion	Amount	Proportion	Amount	Proportion
Credit Card	Single payment	24,670,388	46.18	47,740,719	46.68	45,047,941	47.90
	Installments	6,075,205	11.37	11,731,793	11.47	10,860,592	11.55
	Short-term card loans (cash advances)	4,301,777	8.05	8,776,766	8.58	9,535,237	10.14
	Long-term card loans (card loans)	2,854,551	5.34	5,201,810	5.09	4,229,475	4.50
	Purchase cards	—	—	—	—	—	—
	Others	225,496	0.42	284,231	0.28	241,674	0.25
	Check Cards	15,201,870	28.45	26,274,287	25.69	22,126,526	23.53
	General loans	62,223	0.12	37,969	0.04	—	—
	Installment Finance	36,068	0.07	385	—	—	—
	Factoring	—	—	2,223,528	2.17	2,004,276	2.13
	Call loans	—	—	—	—	—	—

	Total	53,427,578	100.00	102,271,488	100.00	94,045,721	100.00

1.	Others: credit card usage of overseas customers (single payment, short-term card loans (cash advances)).
2.	Factoring: out of the 2015 purchased receivables, KRW1,263 million cancelled receivables bonds occurred during the first quarter of 2016 (purchasing of new receivables was suspended from January 1, 2016).

E.	Balance by Product

		(Unit: KRW millions)
	Type	1 H 2016		2015		2014
		Balance	Proportion	Balance	Proportion	Balance	Proportion
Credit Card	Single payment	4,558,857	31.98	4,501,449	30.31	4,432,512	30.76
	Installments	2,962,043	20.79	2,873,857	19.35	2,797,994	19.42
	Short-term card loans (cash advances)	1,190,895	8.36	1,210,142	8.15	1,323,066	9.18
	Long-term card loans (card loans)	3,802,486	26.67	3,528,095	23.75	3,045,736	21.14
	Purchase cards	100	0.00	100	0.00	117	0.00
	Others	6,648	0.05	3,992	0.03	2,959	0.02
	General loans	60,580	0.43	28,021	0.19	—	—
	Installment Finance	34,952	0.25	365	0.00	—	—
	Factoring	1,634,252	11.47	2,705,753	18.22	2,806,335	19.48
	Call loans	—	—	—	—	—	—

	Total	14,250,813	100.00	14,851,774	100.00	14,408,719	100.00

1.	Others: credit card balance of overseas customers (single payment, short-term card loans (cash advances)).

F.	Customers and Merchants

	(Units: thousand people, thousand units)
Type		1H 2016	2015	2014
Number of Customers	Individual	18,664	18,462	18,248
	Corporate	764	753	762

	Total	19,428	19,215	19,010

Merchants		2,340	2,279	2,178

1.	Customers who own more than one non-expired check card or credit card as of the record date.
2.	Corporate customers are accounted for by corporate registration number.

[KB Investment & Securities]

A.	Overview of Business Operations

Since becoming part of KB Financial Group in March 2008, KB Investment & Securities has been striving to become a comprehensive financial investment company based on the financial network of KB Financial Group. KB Investment & Securities is a leading securities company in the area of investment banking, and has been ranked at the top of the industry from 2011 to the first half of 2016 in underwriting of corporate bonds and asset-backed securities (Bloomberg League Table). In addition to investment banking, KB Investment & Securities is also highly competitive in the areas of corporate stocks and bonds brokerage and generates stable income from all wholesale sectors. KB Investment & Securities is seeking to become a comprehensive financial investment company through synergies with Kookmin Bank, which owns the nation’s largest sales network in the wealth management industry, including through growth of retail brokerage and wealth management services.

B.	Scope of Business

	(Unit: KRW millions)
Type	1H 2016 (2016.1.1~2016.6.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
Loan receivables	478,445	424,391	315,333
Securities	4,682,860	4,367,864	2,773,505
Total capital	7,093,509	6,117,977	4,131,215

1.	Based on K-IFRS consolidated financial statements.
2.	Loan receivables:

•	Credit extensions: credit loans, loans secured by securities, loans secured by sales price, purchase loans

3.	Securities: securities at fair value through profit or loss, available-for-sale securities, held-to-maturity securities, equity attributable to investment in associates

C.	Business Performance

	(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014
	(2016.1.1~2016.6.30)	(2015.1.1~2015.6.30)	(2015.1.1~2015.12.31)	(2014.1.1~2014.12.31)
Operating income	535,116	396,045	921,883	578,345
Fee income	59,882	52,612	105,899	82,531
Interest income	70,736	50,866	116,207	97,031
Dividend income	5,107	4,642	5,528	4,886
Gain on disposal and valuation of financial assets	393,205	280,474	674,620	387,819
Gain on disposal and valuation of loans	—	—	—	—
Gain on foreign exchange transactions	3,663	7,451	19,630	6,077
Other operating income	2,523	—	—	—
Operating expense	491,847	350,985	858,734	538,720
Fee expense	3,946	3,844	7,904	6,263
Interest expense	18,003	11,882	25,370	27,268
Loss on disposal and valuation of financial assets	393,101	271,548	692,423	395,307
Loss on disposal and valuation of loans	54	761	4,200	4,410
Loss on foreign exchange transactions	4,532	1,840	7,129	2,914
Selling & administrative expense	71,863	60,408	119,496	102,526
Other operating expense	348	702	2,213	33
Operating profit	43,269	45,060	63,149	39,625

1.	Based on K-IFRS consolidated financial statements.

D.	Funding and Fund Management

(1)	Funding

	(Units: KRW millions, %)
Type	1H 2016		2015		2014
	Balance	Proportion	Balance	Proportion	Balance	Proportion
Shareholder’s equity	651,939	9.19	622,758	10.17	576,473	13.95
Capital stock	157,942	2.23	157,942	2.58	157,942	3.82
Capital surplus	168,388	2.37	168,388	2.75	168,388	4.08
Other equity	—	—	—	—	—	—
Accumulated other comprehensive income	62,659	0.88	62,009	1.01	62,902	1.52
Retained earnings	262,950	3.71	234,419	3.83	187,241	4.53
Liabilities	6,441,570	90.81	5,495,219	89.83	3,554,742	86.05
Deposits due to customers	335,363	4.73	264,872	4.33	150,683	3.65
Financial liabilities at FVTPL	3,441,355	48.51	2,905,139	47.49	1,767,318	42.78
Derivative liabilities	211,589	2.98	157,894	2.58	10,617	0.26
Borrowings	1,571,751	22.16	1,970,406	32.21	1,445,200	34.98
Other liabilities	881,512	12.43	196,908	3.22	180,924	4.38
Total	7,093,509	100.00	6,117,977	100.00	4,131,215	100.00

1.	Based on K-IFRS consolidated financial statements.

(2)	Fund Management Performance

	(Units: KRW millions, %)
Type	1H 2016		2015		2014
	Balance	Proportion	Balance	Proportion	Balance	Proportion
Cash and deposits	565,908	7.98	647,828	10.59	566,262	13.71
Financial assets at FVTPL	4,656,663	65.65	4,191,710	68.51	2,705,263	65.48
Available-for-sale financial assets	279,549	3.94	419,267	6.85	210,551	5.10
Held-to-maturity financial assets	—	—	—	—	—	—
Equity attributable to investment in associates	2,927	0.04	201	—	135	—
Derivative assets	74,874	1.06	42,064	0.69	15,627	0.38
Loans	478,445	6.74	424,391	6.94	315,333	7.63
Tangible assets	6,952	0.10	4,934	0.08	1,353	0.03
Other assets	1,028,194	14.49	387,582	6.34	316,691	7.67

Total	7,093,509	100.00	6,117,977	100.00	4,131,215	100.00

1.	Based on K-IFRS consolidated financial statements.

E.	Major Products and Services

(1)	Major Business

•	Corporate finance/Investment finance

•	Corporate business

•	Bonds

•	Asset management business

•	Sales & trading

•	Research

(2)	Products

•	Funds

•	Bonds

•	Repurchase agreements

•	Cash management accounts

•	Wrap accounts

•	Equity linked securities

•	Derivatives linked securities

F.	Business Performance by Type

(1)	Trading of Securities

1)	Securities by Type

		(Unit: KRW millions)
	Type	1H 2016 (2016.1.1~2016.6.30)		1H 2015 (2015.1.1~2015.6.30)		2015 (2015.1.1~2015.12.31)		2014 (2014.1.1~2014.12.31)
		Balance	Trading Volume	Balance	Trading Volume	Balance	Trading Volume	Balance	Trading Volume
	Equity Securities (including warrants)	(4,620)	1,153,742	(60,667)	1,090,702	30,515	2,206,809	94,105	1,655,361
Debt Securities	Treasury bonds	1,038,204	102,022,091	379,786	86,658,982	863,716	163,249,163	157,174	155,338,824
	Special bonds	694,164	48,378,557	504,181	52,696,256	680,778	91,950,810	446,227	118,867,268
	Financial bonds	658,028	15,473,339	307,101	12,874,391	639,110	25,139,511	248,169	22,559,637
	Corporate bonds	753,843	29,457,599	393,320	28,279,288	602,635	54,650,052	394,183	47,458,953

	Subtotal	3,144,239	195,331,586	1,584,388	180,508,917	2,786,239	334,989,536	1,245,753	344,224,682

	Commercial paper	191	2,578,398	—	1,990,790	—	4,553,303	36,782	4,205,940
	Foreign currency securities	(13,598)	1,651,994	(53,040)	1,310,265	(114,162)	4,230,910	11,017	774,555
	Derivatives-linked securities	(2,160,329)	2,356,238	(1,167,448)	2,888,481	(1,545,796)	4,821,712	(604,679)	3,578,475
	Futures	1,377,359	62,573,267	985,206	45,348,657	1,065,616	68,154,255	543,576	113,242,166
	Options	151,643	276,882	173,360	215,928	102,564	498,893	189,827	261,805
	Forwards	502,704	508,445	142,536	380,410	428,958	848,658	106,910	236,946
	Swaps	8,478,767	6,119,208	1,168,818	991,719	4,155,913	3,181,401	555,575	772,642
	Others (including ETF)	235,356	29,929,162	241,920	37,542,020	265,146	67,684,500	168,532	77,315,143

	Total	11,711,712	302,478,922	3,015,073	272,267,889	7,174,993	491,169,977	2,347,398	546,267,715

1.	Based on separate financial statements.

2)	Securities Management by Type

•	Stocks

	(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014
	(2016.1.1~2016.6.30)	(2015.1.1~2015.6.30)	(2015.1.1~2015.12.31)	(2014.1.1~2014.12.31)
Gain on disposal	(9,459)	(7,826)	(559)	(9,296)
Gain on valuation	(375)	1,120	1,851	2,638
Dividend income	995	1,179	1,179	2,642

Total	(8,839)	(5,527)	2,471	(4,016)

1.	Includes stocks and warrants.
2.	Includes income from securities at FVTPL, available-for-sale securities and held-to-maturity securities as recorded on income statements.

•	Bonds

	(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014
	(2016.1.1~2016.6.30)	(2015.1.1~2015.6.30)	(2015.1.1~2015.12.31)	(2014.1.1~2014.12.31)
Gain (loss) on disposal/repayment	7,385	(7,225)	(14,998)	(2,551)
Gain (loss) on valuation	12,864	1,620	3,541	26,622
Interest from bonds	50,001	29,862	73,464	55,401

Total	70,250	24,257	62,007	79,472

1.	Includes treasury bonds, municipal bonds, special bonds, corporate bonds and commercial paper.
2.	Includes income from securities at FVTPL, available-for-sale securities and held-to-maturity securities as recorded on income statements.

•	Foreign currency securities

	(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014
	(2016.1.1~2016.6.30)	(2015.1.1~2015.6.30)	(2015.1.1~2015.12.31)	(2014.1.1~2014.12.31)
Gain (loss) on sale	371	(213)	259	(326)
Gain (loss) on valuation	3,478	—	901	281
Dividend/interest income	913	—	386	—

Total	4,762	(213)	1,546	(45)

•	Collective investment securities

	(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014
	(2016.1.1~2016.6.30)	(2015.1.1~2015.6.30)	(2015.1.1~2015.12.31)	(2014.1.1~2014.12.31)
Gain (loss) on disposal	1,255	7,888	4,027	(6,396)
Gain (loss) on valuation	(1,102)	1,608	(1,469)	2,935
Dividend income	8,737	6,410	9,709	6,382

Total	8,890	15,906	12,267	2,921

1.	Includes performance of securities at FVTPL, available-for-sale securities and held-to-maturity securities as recorded on income statements.

3)	Income from Derivatives Trading

-	Derivative products

					(Unit: KRW millions)
Type		1H 2016 (2016.1.1~2016.6.30)	1H 2015 (2015.1.1~2015.6.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
Interest rate	Gain (loss) on sale	(18,972)	(2,285)	(14,034)	(33,633)
	Gain (loss) on valuation	7,800	(467)	(1,730)	(1,790)

Subtotal		(11,172)	(2,752)	(15,764)	(35,423)

Foreign exchange	Gain (loss) on sale	(913)	483	(4,707)	2,412
	Gain (loss) on valuation	1,913	(3,343)	(2,585)	(2,477)

Subtotal		1,000	(2,860)	(7,292)	(65)

Securities	Gain (loss) on sale	2,748	2,539	(3,868)	8,383
	Gain (loss) on valuation	(9,844)	15,512	(92,849)	6,852

Subtotal		(7,096)	18,051	(96,717)	15,235

Credit	Gain (loss) on sale	2,604	—	3,432	—
	Gain (loss) on valuation	65	—	(5)	—

Subtotal		2,669	—	3,427	—

Products	Gain (loss) on sale	(499)	10	109	23
	Gain (loss) on valuation	(160)	19	(23)	(2)

Subtotal		(659)	29	86	21

Credit risk adjustment		(480)	535	2,957	363
Gain (loss) on deferred valuation		(13,946)	(1,734)	(10,340)	10,954

Total		(29,684)	11,269	(123,643)	(8,915)

●	Derivative linked securities

				(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014
	(2016.1.1~2016.6.30)	(2015.1.1~2015.6.30)	(2015.1.1~2015.12.31)	(2014.1.1~2014.12.31)
Gain (loss) on sale	(6,076)	174	(5,639)	2,908
Gain (loss) on valuation	11,630	(3,937)	101,500	6,546
Gain (loss) on repayment	(9,221)	(8,225)	(14,171)	(15,641)
Credit risk adjustment	3,745	9,108	17,013	3,331
Gain (loss) on deferred valuation	14,858	3,093	12,882	(10,136)

Total	14,936	213	111,585	(12,992)

(2)	Brokerage Operations

1)	Performance of Brokerage Operations

												(Unit: KRW hundred million)
Type			1H 2016 (2016.1.1~2016.6.30)			1H 2015 (2015.1.1~2015.6.30)			2015 (2015.1.1~2015.12.31)			2014 (2014.1.1~2014.12.31)
			Purchase	Sale	Fee	Purchase	Sale	Fee	Purchase	Sale	Fee	Purchase	Sale	Fee
Equity Securities	Securities	Securities	94,457	96,698	118	109,862	107,564	140	222,919	218,109	277	192,108	192,136	227
		KOSDAQ	82,713	80,734	88	77,304	77,185	89	156,942	156,242	176	85,822	85,866	91
		KONEX	46	70	—	10	23	—	28	77	—	6	46	—
		Other	2,319	2,322	—	30	12	—	1,826	1,823	—	115	24	—

	Subtotal		179,535	179,824	206	187,206	184,784	229	381,715	376,251	453	278,051	278,072	318

Debt Securities	Bonds	In market	33,852	47,865	—	54,361	67,368	—	96,733	125,433	—	69,077	87,280	1
		Over-the -counter	679,035	649,540	—	699,160	660,053	—	1,297,877	1,222,098	—	1,335,955	1,271,630	—
	Commercial Paper	In market	—	—	—	—	—	—	—	—	—	—	—	—
		Over-the -counter	8,086	8,085	—	5,356	5,056	—	11,496	7,927	—	5,195	5,091	—

	Subtotal		720,973	705,490	—	758,877	732,477	—	1,406,106	1,355,458	—	1,410,227	1,364,001	1

Derivative Linked Securities	ELS (including ETN)		—	—	—	1	—	—	7,776	7,782	1	643	1,534	—
	ELW		1,066	1,049	—	437	422	—	1,362	1,328	1	2,894	2,882	4
	Other		3,294	3,189	—	2	1	—	76	75		1	—	—

	Subtotal		4,360	4,238	—	440	423	—	9,214	9,185	2	3,538	4,416	4

Foreign currency securities			7,502	7,518	1	4,148	4,106	—	15,551	15,430	1	3,250	3,285	—

Subtotal			912,370	897,070	207	950,671	921,790	229	1,812,586	1,756,324	456	1,695,066	1,649,774	323

Future		Domestic	561,904	569,630	23	661,429	661,567	25	1,171,241	1,174,851	46	1,161,979	1,158,235	49
		Overseas	29,963	93,835	2	54,916	53,641	7	99,015	98,058	13	143,329	143,418	12
		Subtotal	591,867	663,465	25	716,345	715,208	32	1,270,256	1,272,909	59	1,305,308	1,301,653	61
Option	In market	Domestic	1,798	1,795	—	2,419	2,399	5	4,766	4,721	9	6,102	6,086	8
		Overseas	—	—	—	—	—	—	—	—	—	—	—	—
	Over- the-counter	Domestic	—	—	—	—	—	—	—	—	—	—	—	—
		Overseas	—	—	—	—	—	—	—	—	—	—	—	—

	Subtotal		1,798	1,795	3	2,419	2,399	5	4,766	4,721	9	6,102	6,086	8

Other derivative products			—	—	—	—	—	—	—	—	—	—	—	—

Subtotal			593,665	665,260	28	718,764	717,607	37	1,275,022	1,277,630	68	1,311,410	1,307,739	69

Other (investment securities)			91,845	82,889	10	114,452	96,261	11	201,022	192,020	21	171,932	182,719	—

Total			1,597,880	1,645,219	245	1,783,887	1,735,658	277	3,288,630	3,225,974	545	3,178,408	3,140,232	392

2)	Income from Brokerage Operations

				(Unit: KRW millions)
	1H 2016	1H 2015	2015	2014
Type	(2016.1.1~2016.6.30)	(2015.1.1~2015.6.30)	(2015.1.1~2015.12.31)	(2014.1.1~2014.12.31)
Commission income	24,523	27,665	54,450	39,166
Trading commission expenses	2,608	2,637	5,378	4,114

Total	21,915	25,028	49,072	35,052

(3)	Securities Underwriting Operations

1)	Performance of Underwriting Operations

										(Unit: KRW millions)
Type	1H 2016 (2016.1.1~2016.6.30)			1H 2015 (2015.1.1~2015.6.30)			2015 (2015.1.1~2015.12.31)			2014 (2014.1.1~2014.12.31)
	Lead Manager Performance	Underwriter Performance	Fees	Lead Manager Performance	Underwriter Performance	Fees	Lead Manager Performance	Underwriter Performance	Fees	Lead Manager Performance	Underwriter Performance	Fees
IPO	38,700	31,680	2,017	15,150	15,150	480	655,244	146,576	3,438	145,010	144,487	2,986
Capital increase	310,000	438,145	1,163	740,475	238,285	675	1,674,683	644,693	1,224	1,180,568	437,305	2,459
Treasury bond	—	2,082,567	—	—	2,178,475	—	—	3,647,573	—	—	3,254,505	—
Special bond	—	4,081,880	119	726,200	8,267,455	661	836,200	13,386,899	901	1,149,300	18,460,585	1,034
Financial bond	—	3,605,248	404	—	3,079,232	309	—	5,670,661	569	—	4,232,625	511
Corporate bond	12,444,353	8,271,276	10,373	18,236,320	9,527,302	10,837	31,404,316	17,569,028	20,948	26,014,294	12,002,322	14,982
Foreign currency bond	—	—	—	—	—	—	—	—	—	—	—	—
Other (commercial paper)	451,699	451,699	606	576,873	576,873	534	1,640,506	1,640,506	1,005	1,412,958	1,412,958	1,018

Total	13,244,752	18,962,495	14,682	20,295,018	23,882,772	13,496	36,210,949	42,705,936	28,085	29,902,130	39,944,787	22,990

2)	Income from Underwriting Operations

		(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014
Underwriting commissions	14,682	13,496	28,085	22,990
Commission expense	—	—	—	—

Total	14,682	13,496	28,085	22,990

(4)	Credit Extensions

1)	Credit Extension Limits and Interest Rates

Type	Information[1]		Remarks
Credit loans	Interest rate	5.90~11.70% per annum	Different interest rates apply depending on customer level/period
	Limit	KRW1.5 billion per customer, less than KRW1 billion per type	Different limits apply depending on customer level/type
Loans secured by securities	Interest rate	5.90~11.70% per annum	Different interest rates apply depending on customer level/period
	Limit	KRW1.5 billion per customer, less than KRW1 billion per type	Different limits apply depending on customer level/type
Loans secured by sales price	Interest rate	10% per annum	Uniform application
	Limit	Less than KRW1 billion per account	Uniform application

1.	Overdue interest rate is 15% per annum.

2)	Overview of Credit Extensions

	(Unit: KRW millions)
Type	1H 2016 (2016.6.30)	2015 (2015.12.31)	2014 (2014.12.31)
Credit loans	112,515	106,100	89,573
Loans secured by deposits	—	—	—
Purchase loans	—	—	—
Loans secured by securities	276,214	194,947	137,219
Loans secured by sales price	2,201	3,457	1,100

(5)	Trading of Bonds Purchased Under Resale Agreements

				(Unit: KRW millions)
Type		1H 2016 (2016.1.1~2016.6.30)	1H 2015 (2015.1.1~2015.6.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
Balance	Conditional sale	1,048,608	864,494	1,249,268	870,202
	Conditional purchase	—	—	—	—
Transaction Volume	Conditional sale	116,954,943	47,332,305	122,405,278	83,692,118
	Conditional purchase	—	—	—	—

(6)	Others

			(Unit: KRW millions)
Type	1H 2016 (2016.1.1~2016.6.30)	1H 2015 (2015.1.1~2015.6.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
Commission	8,915	3,492	7,732	7,473
Gain (loss) / interest on CD	74	25	167	163
Debenture commission	—	—	—	2

Total	8,989	3,517	7,899	7,638

[KB Life Insurance]

A.	Overview of Business Operations

Established in 2004, KB Life Insurance is a comprehensive insurance company that seeks to offer a variety of products and services tailored to the needs of its customers, through various sales channels including bancassurance, financial consultants, direct marketing and corporate sales agencies. As of June 30, 2016, KB Life Insurance had 354 employees, 638 registered agents, and 29 operating branches (including headquarters and regional headquarters). As of June 30, 2016, KB Life Insurance achieved KRW704,005 million in insurance premiums on a cumulative basis.

B.	Types of Business

Business Type	Description of Business	Affiliate
Insurance	Life insurance services and related services	KB Life Insurance

C.	Funding and Fund Management

(1)	Funding

								(Unit: KRW millions, %)
Type		1H 2016			2015			2014
		(2016.6.30)			(2015.12.31)			(2014.12.31)
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
		Balance	Proportion		Balance	Proportion		Balance	Proportion
Life Insurance	Survival insurance	4,916,253	62.3	2.78	4,561,660	62.1	2.91	4,075,407	61.7	3.66
	Death insurance	168,022	2.1	4.34	130,737	1.8	4.65	96,106	1.5	5.34
	Combination	1,886,696	23.9	3.42	1,839,323	25.0	3.53	1,705,725	25.8	4.06
	Group	2,055	0.0	7.50	760	0.0	7.50	772	0.0	7.50
	Other	922,135	11.7	0.00	819,300	11.1	0.00	730,042	11.0	0.00

	Total	7,895,161	100.0	—	7,351,780	100.0	—	6,608,052	100.0	—

1.	Based on K-IFRS consolidated financial statements.
2.	Other = periodical insurance fee reserve (special account) + reserves + reserves for reinsurance premium + (-) reserve adjustment account for reinsurance ceded + excess participating policyholder dividend reserve + reserve for loss of dividend contract
3.	Average balance of reserve: average balance of (periodical insurance fee reserve + unearned premium + guarantee reserve + reserve for participating policyholder’s dividends)

(2)	Fund Management Performance

								(Unit: KRW millions, %)
Type		1H 2016			2015			2014
		(2016.6.30)			(2015.12.31)			(2014.12.31)
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
		Balance	Proportion		Balance	Proportion		Balance	Proportion
Life Insurance	Cash/ Deposits	275,499	3.49	3.56	231,632	3.94	4.11	222,411	3.55	4.29
	Securities	6,728,503	85.20	3.26	5,050,726	85.94	3.85	5,518,873	88.16	3.65
	Borrowings	893,479	11.31	4.01	594,640	10.12	5.36	518,801	8.29	4.98

	Total	7,897,481	100.00	—	5,876,998	100.00	—	6,260,085	100.00	—

1.	Based on K-IFRS consolidated financial statements.

D.	Scope of Business

(1)	Accounts by Type of Insurance

				(Unit: account, KRW millions, %)
Type	Survival	Death	Combination	Group	Special Account	Total
Accounts	197,430	116,732	88,538	245,813	36,983	685,496
Insurance amount	7,338,417	5,716,005	2,572,423	505,814	1,454,042	17,586,701
Composition (per account)	28.80	17.03	12.92	35.80	5.40	100.00

1.	Composition reflects composition of the insurance contracts held.

(2)	Premium Income by Type of Insurance

						(Unit: KRW millions, %)
Type	1H 2016		1H 2015		2015		2014
	(2016.1.1~2016.6.30)		(2015.1.1~2015.6.30)		(2015.1.1~2015.12.31)		(2014.1.1~2014.12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion	Balance	Proportion
Survival	415,821	59.07	372,190	54.75	870,915	54.31	756,697	58.16
Death	60,549	8.60	37,692	5.54	82,390	5.14	55,035	4.23
Combination	157,058	22.31	180,201	26.51	367,181	22.90	350,076	26.91
Group	6,144	0.87	5,172	0.76	5,898	0.36	5,271	0.41
Special Account	64,433	9.15	84,601	12.44	277,211	17.29	133,904	10.29

Total	704,005	100.00	679,856	100.00	1,603,595	100.00	1,300,983	100.00

E.	Business Performance

			(Unit: KRW millions)
Type	1H 2016	1H 2015	2015	2014
	(2016.1.1~2016.6.30)	(2015.1.1~2015.6.30)	(2015.1.1~2015.12.31)	(2014.1.1~2014.12.31)
Insurance income	130,467	159,806	416,614	414,114
Insurance operating revenue	642,359	597,029	1,331,258	1,172,794
Insurance operating expense	511,892	437,223	914,644	758,680
Investment income	136,891	133,247	249,930	254,135
Investment operating revenue	146,730	140,806	281,684	266,032
Investment operating expense	9,839	7,559	31,754	11,897
Provision (reversal) of policy reserves	257,871	281,158	658,747	666,870
Operating income	9,487	11,895	7,797	1,379
Non-operating income	4,124	4,919	10,703	10,889
Non-operating revenue	5,646	6,006	13,412	14,321
Non-operating expense	1,522	1,087	2,709	3,432
Ordinary income	13,611	16,814	18,500	12,268
Income tax expense	3,345	3,741	7,938	5,731
Profit for the period	10,266	13,073	10,563	6,537

1.	Based on K-IFRS consolidated financial statements.

F.	Overview of Asset Management

	(Unit: KRW millions, %)
Type	1H 2016	2015	2014
Total asset (A)	7,953,376	7,664,135	6,990,483
Operating asset (B)	7,569,468	7,299,577	6,632,527
Asset operation rate (B/A)	95.17	95.24	94.88

1.	Based on K-IFRS consolidated financial statements.
2.	Total asset = Total asset from comprehensive balance sheet – special account asset
3.	KB Life Insurance manages its funds comprehensively and not by business sector (channel).

G.	Major Products and Services Channels

•	Bancassurance

•	Corporate Agency

•	Direct Marketing

•	Financial Consultants

[KB Asset Management]

A.	Overview of Business Operations

KB Asset Management is a comprehensive asset management firm that provides services relating to stocks, bonds, overseas investments, real estate, infrastructure and private equity funds. KB Asset Management focuses on generating sustainable and stable management fees, and has implemented the industry’s first evaluation system for fund managers centered on long-term profitability.

In the first half of 2016, stock trust balances decreased by 0.57% from December 31, 2015 due to an unstable KOSPI, while bond trust balances and money market fund trust balances increased by 19.10% and 15.44%, respectively, from December 31, 2015 due to an increase in investor preference for stable assets. As a result, total trust balances increased by 7.87% from December 31, 2015 and the Company maintained its number three position in the industry.

Retirement pension funds are KB Asset Management’s leading products and are showing strong performance in generating fund inflow and profitability through asset management based on long-term investment principles and systematic risk management. KB Asset Management is also a leader in the alternative investment industry with stable and consistent returns in a low-interest, low-growth environment. Furthermore, in order to minimize fund management risks, KB Asset Management increased operational stability by strengthening its compliance and risk monitoring system.

B.	Scope of Business

			(Unit: KRW millions)
	Type	1H 2016	2015	2014
		(2016.06.30)	(2015.12.31)	(2014.12.31)
Securities Investment Trust	Stocks	7,458,553	7,501,342	6,511,013
	Bonds	7,764,285	6,519,031	5,504,060
	Combination	4,826,576	5,372,441	2,398,352
	Funds	307,225	435,452	354,278

	Subtotal	20,356,639	19,828,266	14,767,703

	Derivative	1,586,715	1,342,079	1,159,641
	Real estate	1,611,387	1,319,126	1,362,705
	Short-term finance (MMF)	9,338,916	8,089,770	6,561,865
	Special asset	5,370,368	4,916,156	3,927,931
	Combined asset	26,032	—	—

	Total	38,290,057	35,495,397	27,779,845

	Discretionary contracts	13,196,078	11,995,060	8,324,591

	Total	51,486,135	47,490,457	36,104,436

C.	Business Performance

			(Unit: KRW millions)
Type	1H 2016 (2016.1.1~2016.06.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
Operating income	61,847	115,748	105,234
Interest income	1,238	3,652	4,910
Asset management fees	53,629	99,148	89,853
Commission income	6,979	12,948	10,470
Other	1	—	1
Operating expense	25,484	47,495	39,440
Commission expense	2,410	4,863	4,744
Other	24	78	110
Selling & administrative expense	23,050	42,554	34,586
Operating profit	36,363	68,253	65,794
Non-operating income	3,027	(36,728)	(1,105)
Income tax expense	9,696	6,944	15,129
Profit for the period	29,694	24,581	49,560

1.	Based on K-IFRS consolidated financial statements.

D.	Funding and Fund Management

(1)	Funding

					(Unit: KRW millions, %)
Type	1H 2016		2015		2014
	(2016.06.30)		(2015.12.31)		(2014.12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion
Funding (liabilities and total equity)	145,438	100.00	228,011	100.00	254,481	100.00
Liabilities	20,074	26.07	81,338	35.67	52,541	20.65
Deposits due to customers	5,465	0.00	5,000	2.19	15,750	6.19
Provisions	1,889	7.50	44,541	19.53	9,393	3.69
Other liabilities	12,720	18.57	31,797	13.95	27,398	10.77
(Accounts payable)	—	11.85	14,800	6.49	13,704	5.39
(Accrued expense)	12,088	6.22	16,512	7.24	12,007	4.72
(Other)	632	0.50	485	0.21	1,686	0.66
Total equity	125,363	73.93	146,673	64.33	201,940	79.35

1.	Based on K-IFRS consolidated financial statements.

(2)	Fund Management Performance

							(Unit: KRW millions, %)
Type	1H 2016			2015			2014
	(2016.06.30)			(2015.12.31)			(2014.12.31)
	Average Balance	Interest Rate	Portion	Average Balance	Interest Rate	Portion	Average Balance	Interest Rate	Portion
Fund management (total equity)	179,930	—	100.00	205,215	—	100.00	227,180	—	100.00
Cash and cash equivalents	75,623	2.01	42.03	101,045	2.19	49.24	123,715	2.49	54.46
Deposits	3,836	—	2.13	2,590	—	1.26	4,372	—	1.92
(Due from financial institutions for customers’ accounts)	3,836	—	2.13	2,590	—	1.26	4,372	—	1.92
Available-for-sale securities	39,390	3.0	21.89	46,548	3.0	22.69	45,472	3.0	20.01
Securities investment	3,078	—	1.71	2,157	—	1.05	2,044	—	0.90
Treasury bonds, municipal bonds, Special bonds	24,489	3.0	13.61	32,537	3.0	15.86	31,515	3.0	13.87
Investment securities	11,823	—	6.57	11,854	—	5.78	11,913	—	5.24
Securities under equity method	—	—	0.00	—	—	0.00	—	—	0.00
Loans	901	—	0.50	1,379	—	0.67	2,039	2.15	0.90
Borrowings	901	2.27	0.50	1,379	2.38	0.67	2,039	2.15	0.90
Tangible assets	814	—	0.45	500	—	0.24	644	—	0.29
Other assets	59,366	—	32.99	53,153	—	25.90	50,938	—	22.42
(Accounts receivable)	1,874	—	1.04	3,519	—	1.71	4,051	—	1.78
(Accrued income)	20,428	—	11.35	20,438	—	9.81	18,447	—	8.12

1.	Based on K-IFRS consolidated financial statements.

E.	Major Products and Services

(1)	Domestic Investment Funds

•	Active stocks

•	Index stocks

•	Domestic combined

•	Domestic bonds

(2)	Foreign Investment Funds

•	Chinese stocks

•	Emerging market stocks

•	Advanced country stocks

•	Foreign bonds

(3)	Specialized Funds

•	Individual pension/Retirement pension

•	Income/Monthly payables

•	Leverage

•	Special assets

•	ETF

[KB Capital]

A.	Overview of Business Operations

On March 20, 2014, in order to establish a full line-up of retail finance operations, KB Financial Group acquired Woori Financial from Woori Finance Holdings and added it as a subsidiary. Subsequently, Woori Financial changed its name to KB Capital.

KB Capital was founded in 1989 as Hanmi Leasing & Finance and grew through engaging in operations relating to medical equipment, machinery and car leasing . In 2006, KB Capital expanded its automobile financing division by acquiring the automobile installment financing division of Ssangyong Capital Inc. In addition, following its acquisition by Woori Finance Holdings in October 2007, KB Capital diversified its portfolio to include corporate loans, personal credit loans, household loans, stock loans and durable goods installment products. Furthermore, through cooperation with affiliated companies (in banking, securities and insurance), KB Capital developed joint-sales products, payment guarantee products, internet products and rental car products.

Due to its incorporation in March 2014 into KB Financial Group, which has a strong retail banking business, business with affiliated companies is continuing to grow. In September 2015, through a joint investment with Ssangyong Motor Company, the Company established “SY Auto Capital,” an installment financing company exclusively for Ssangyong Motor Company, thereby becoming the first financial company to take such a step. In February 2016, as its first overseas expansion project, KB Capital signed an MOU to establish a new corporate entity tentatively named “KB KOLAO Leasing” to explore the local installment financing market in Laos.

In addition, upon analyzing big data relating to used cars traded in Korea, KB Capital launched KB Cha Cha Cha (www.kbchachacha.com), a market information and trading platform regarding used cars, through which it provides a differentiated approach to consumer protection in the used car financial market.

KB Capital seeks to strengthen its competitiveness as a specialized credit finance company by creating new sources of revenue, including through overseas expansion and through consultation with KB Insurance relating to comprehensive services for automobiles.

The business performance for the most recent five fiscal years is as follows:

			(Unit: KRW hundred millions)
Type	1H 2016	2015	2014	2013	2012
New business	33,415	46,101	31,361	31,118	27,859
Operating income	2,263	3,608	3,367	3,382	3,476
Profit for the period	504	631	326	541	537

1.	Operating income and profit for the period are based on K-IFRS.
2.	Accounting period: 1.1 – 12.31 (12 months), ending in December.
3.	2013 ~ 1H 2016: reflects new business from rental car services.

(1)	Business Performance by Sector

					(Unit: KRW millions)
	Type	1H 2016	2015	2014	2013	2012
	Lease execution	419,286	737,638	514,429	356,775	290,777
	Installment finance	788,411	871,853	921,852	1,417,224	1,498,275
	Rental car	63,719	78,985	49,469	12,627
New Technology Business Finance	Direct investment	—	—	—	—	—
	CB purchase	—	—	—	—	—
	Partnership investment	—	—	—	—	—
	Loans/factoring	2,070,080	2,921,614	1,650,380	1,325,208	996,840

	Total	3,341,496	4,610,091	3,136,130	3,111,834	2,785,892

1.	Accounting period: 1.1 – 12.31 (12 months), ending in December.
2.	2013 ~ 1H 2016: reflects new business from rental car services.

(2)	Products and Services

•	Facility rental services

•	Installment finance

•	New technology business finance

•	Factoring

•	General loans

•	Payment guarantees

(3)	Market Share

			(Unit: KRW billions)
Type	Lease Market	KB Capital	Market Share
2015	13,408	737.6	5.50%
2014	12,409	514.4	4.15%
2013	9,968	356.8	3.58%
2012	10,263	290.8	2.83%
2011	10,602	335.2	3.16%
2010	9,977	370.6	3.71%
2009	7,450	312.0	4.19%
2008	10,017	273.5	2.73%
2007	9,669	230.3	2.38%
2006	7,091	218.4	3.08%
2005	5,569	144.2	2.59%

1.	Source: Credit Finance Statistics of the Credit Finance Association

(4)	Installment Finance for Domestic New/Used Motor Vehicles

			(Unit: KRW hundred millions, %)
Type	Market Size	KB Capital	Market Share
1H 2016	95,620	14,525	15.19%
2015	177,717	19,349	10.89%
2014	125,733	16,752	13.32%
2013	146,344	16,989	11.61%
2012	115,689	15,128	10.70%
2011	143,395	12,581	8.80%
2010	138,612	10,608	7.70%

1.	Market size: Company data

(5)	Organization

•	6 departments, 2 sections, 4 regional departments, 24 sub-sections, 16 branches, 30 teams, 9 offices

B.	Business Performance

(1)	Business Performance

		(Unit: KRW millions)
Business Type	Operating Income	Remarks
Facility rental	53,427	Finance lease, operating lease
Installment finance	34,340	—
Loans/factoring	120,258	—
New technology business investment	—	—
Other	18,273	Deposits, Payment guarantee income, Other operating income

Total	226,298	—

1.	As of 1H 2016.

(2)	Funding and Fund Management Performance

1)	Funding

								(Unit: KRW millions, %)
Type	Category	1H 2016		2015		2014		2013
		Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate
Funding	Shareholder’s equity	643,467	0.00%	511,792	0.00%	416,156	0.00%	386,959	0.00%
	Capital	107,461	0.00%	107,461	0.00%	107,461	0.00%	107,461	0.00%
	Capital surplus	83,950	0.00%	83,950	0.00%	83,950	0.00%	83,950	0.00%
	Hybrid capital securities	149,635	4.53%	59,835	4.83%	0	0.00%	0	0.00%
	Accumulated other comprehensive income	(4,671)	0.00%	(5,295)	0.00%	(2,742)	0.00%	(926)	0.00%
	Retained earnings	307,093	0.00%	265,841	0.00%	227,488	0.00%	196,474	0.00%
	Lease/rental deposits	337,542	0.00%	266,155	0.00%	197,378	0.00%	172,243	0.00%
	Debentures	4,575,285	2.43%	3,554,375	2.65%	2,727,814	3.39%	2,595,171	4.15%
	Other borrowings	322,993	2.43%	244,932	2.46%	515,200	2.62%	449,000	3.32%
	Provisions	6,814	0.00%	7,316	0.00%	5,411	0.00%	3,113	0.00%
	Provisions for retirement benefits	6,814	0.00%	7,316	0.00%	5,411	0.00%	3,113	0.00%
	Other	133,139	0.00%	109,664	0.00%	90,696	0.00%	87,702	0.00%

Total		6,019,240	2.09%	4,694,234	2.20%	3,952,655	2.68%	3,694,189	3.34%

1.	Based on average balances for the period.
2.	Based on K-IFRS.

2)	Fund Management Performance

								(Unit: KRW millions, %)
Type	Category	1H 2016		2015		2014		2013
		Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate
Management	Lease assets	1,433,298	7.16%	1,117,263	7.53%	801,036	8.02%	642,019	8.64%
	Installment assets	1,349,528	7.81%	1,007,312	8.45%	1,513,406	9.59%	1,921,554	10.81%
	Factoring/loan assets	2,955,510	10.62%	2,373,224	10.58%	1,488,093	12.07%	990,688	12.68%
	Tangible assets	17,961	0.00%	17,363	0.00%	14,695	0.00%	12,652	0.00%
	Intangible assets	27,104	0.00%	26,412	0.00%	26,754	0.00%	27,808	0.00%
	Other assets	45,378	0.00%	35,186	0.00%	35,197	0.00%	31,799	0.00%
	Cash and deposits	177,511	0.00%	110,031	0.00%	66,730	0.00%	54,810	0.00%
	Other	12,951	0.00%	7,443	0.00%	6,744	0.00%	12,860	0.00%

Total		6,019,240	8.67%	4,694,234	8.98%	3,952,655	9.84%	3,694,189	10.54%

1.	Based on average balances for the period.
2.	Based on K-IFRS.

C.	Business Performance by Type

(1)	Loans

1)	Loan balance by type

							(Unit: KRW millions)
Type	1H 2016		2015		2014		2013
	Average Balance	Ending Balance	Average Balance	Ending Balance	Average Balance	Ending Balance	Average Balance	Ending Balance
Loans in local currency	3,060,463	3,133,983	2,668,242	2,796,154	1,987,923	2,056,186	1,143,900	1,186,280
Loans in foreign currency	—	—	—	—	—	—	—	—
Payment guarantee	142	162	118	109	387	418	325	232

Subtotal	3,060,605	3,134,145	2,668,360	2,796,263	1,988,310	2,056,605	1,144,225	1,186,513

Trust loan	—	—	—	—	—	—	—	—

Total	3,060,605	3,134,145	2,668,360	2,796,263	1,988,310	2,056,605	1,144,225	1,186,513

1.	Excludes subordinated loans and incidental expenses from loans.
2.	Based on K-IFRS.
3.	Based on average balances for the period.

2)	Loans by use of proceeds

					(Unit: KRW millions)
Type		1H 2016	2015	2014	2013
Corporate loan	Working capital loan	787,378	787,092	522,913	366,765
	Facility loan	—	—	—	—
	Special loan	—	—	—	—
Household loan		2,218,701	1,908,184	1,459,433	729,008
Public/other loan	Working capital loan	—	—	—	—
	Facility loan	—	—	—	—
Remodeling savings loan		—	—	—	—
Home loan		128,066	100,987	74,258	90,740
Small- and medium- corporation reorganization loan		—	—	—	—

Total		3,134,145	2,796,263	2,056,605	1,186,513

1.	Excludes subordinated loans and incidental expenses from loans.
2.	Based on K-IFRS.

D.	Payment Guarantees

As of June 30, 2016, KB Capital is in contract with Woori Bank to purchase overdue receivables relating to Woori Bank’s automobile installment finance receivables. As of June 30, 2016, KB Capital recognized KRW761,623 thousand in guarantee amounts and KRW40,804 thousand in related commission income. In addition, in connection with the aforementioned contract, as of June 30, 2016, KB Capital recorded KRW47,350 thousand in financial guarantee liabilities.

E.	Securities Investment

(1)	Capital contributions

	(Unit: KRW)
Company Name	Number of Shares	Ownership (%)	Purchase Price	Company’s Ownership of Net Assets Invested	Book Value
Woori Blackstone Korea Opportunity No.1	2,084,787,733	1.65%	2,084,787,733	2,609,854,032	2,609,854,032
Korea Money Brokerage	—	—	10,000,000	—	10,000,000

1.	As of June 30, 2016
2.	Summary financial information of Investee (Woori Blackstone Korea Opportunity No.1)

•	Assets: KRW116,931,231,693

•	Liabilities: KRW236,917,317

•	Net assets: KRW116,694,314,376

•	Operating income: KRW1,161,513,519

•	Operating expense: KRW451,438,078

•	Profit for the period: KRW710,075,441

F.	Others

(1)	Leasing Performance

	(Unit: KRW millions)
Type	1H 2016	2015	2014	2013	2012
Amount	419,286	737,638	514,429	356,775	290,777

1.	Year-to-date.

(2)	Installment Finance Performance

	(Unit: KRW millions)
Type	1H 2016	2015	2014	2013	2012
Amount	788,411	871,853	921,852	1,417,224	1,498,275

1.	Year-to-date

(3)	Factoring Performance

	(Unit: KRW millions)
Type	1H 2016	2015	2014	2013	2012
Factoring	5,905	22,778	4,990	4,047	23,509

1.	Year-to-date

[KB Savings Bank]

A.	Overview of Business Operations

In order to strengthen the Company’s non-banking businesses and to contribute to stabilization of financial services for ordinary people, the Company established KB Savings Bank on January 13, 2012 in connection with the purchase of assets and assumption of liabilities of Jeil Savings Bank in accordance with Paragraph (2) of Article 14 of the Structural Improvement of the Financial Industry Act. Subsequently, upon approval by the FSC, KB Savings Bank was merged with Yehansoul Savings Bank on January 13, 2014, with KB Savings Bank as the surviving entity.

KB Savings Bank strives to become a high-quality savings bank that contributes to stabilization of financial services for ordinary people through organizational synergies following the merger and by launching loan products that meet the needs of financial services for ordinary people.

B.	Scope of Business

	(Unit: KRW millions)
Type	1H 2016 (2016.06.30)	2015 (2015.12.31)	2014 (2014.12.31)	2013 (2013.12.31)	2012 (2012.12.31)
Cash and deposits	145,273	124,677	173,813	113,331	183,963
Securities	24,995	26,608	28,600	20,646	38,318
Loans	754,950	616,299	476,878	351,729	323,147
Loan amount	775,827	637,920	495,953	376,793	360,512
Provisions	(20,877)	(21,621)	(19,075)	(25,064)	(37,365)
Tangible asset	18,679	19,583	13,517	5,250	2,382
Intangible asset	69,096	69,349	79,868	93,069	98,865

Total asset	1,012,993	856,516	772,676	584,025	646,674

1.	Based on K-IFRS.
2.	Loans are after offsetting provisions against loans. Loans at the time of acquisition are assessed at fair value and they are offset against provisions until written off from the books.
3.	Information for 2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).

C.	Business Performance

	(Unit: KRW millions)
Type	1H 2016 (2016.1.1~2016.06.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)	2013 (2013.1.1~2013.12.31)	2012 (2012.1.2~2012.12.31)
Operating income	30,253	67,629	56,712	47,865	62,237
Interest income	27,766	49,090	43,668	36,434	48,282
Gain (loss) on valuation and disposal of securities	826	2,266	2,636	6,145	7,671
Gain (loss) on valuation and disposal of loans	402	13,089	8,858	3,114	3,360
Commission income	610	1,145	436	1,003	434
Dividend income	354	268	244	—	—
Other operating income	295	1,771	870	1,169	2,491
Non-operating income	406	2,091	395	89	12

1.	Based on K-IFRS.
2.	Information for 2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).

D.	Funding and Fund Management Performance

(1)	Funding

		(Unit: KRW millions)
Type		1H 2016 (2016.06.30)		2015 (2015.12.31)		2014 (2014.12.31)		2013 (2013.12.31)		2012 (2012.12.31)
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Local currency funds	Deposits	745,983	79.4%	611,855	77.4%	596,239	76.6%	476,453	75.7%	807,161	79.9%
	Borrowings	—	—	—	—	—	—	—	—	—	—
	Debentures	—	—	—	—	—	—	—	—	—	—
	Call money	—	—	—	—	—	—	—	—	—	—
	Other	19,734	2.1%	18,636	2.4%	18,307	2.4%	15,486	2.5%	36,173	3.6%
Other	Total asset	173,922	18.5%	160,135	20.2%	163,436	21.0%	137,489	21.8%	166,519	16.5%

Total		939,639	100.0%	790,626	100.0%	777,982	100.0%	629,428	100.0%	1,009,852	100.0%

1.	Based on K-IFRS.
2.	Information for 2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).

(2)	Fund Management Performance

		(Unit: KRW millions)
Type		1H 2016 (2016.06.30)		2015 (2015.12.31)		2014 (2014.12.31)		2013 (2013.12.31)		2012 (2012.12.31)
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Local currency funds	Loan	694,700	73.9%	554,988	70.2%	476,831	61.3%	331,004	52.6%	317,727	31.5%
	Deposits	151,019	16.1%	135,745	17.2%	217,114	27.9%	170,925	27.2%	406,714	40.3%
	Call loans	—	—	—	—	—	—	—	—	—	—
	Securities	26,118	2.8%	27,900	3.5%	28,996	3.7%	28,959	4.6%	107,760	10.7%
	Other	—	—	—	—	—	—	—	—	—	—
Other	Cash	760	0.1%	853	0.1%	1,119	0.2%	596	0.1%	1,535	0.2%
	Fixed asset	67,042	7.1%	71,140	9.0%	53,922	6.9%	97,944	15.5%	176,116	17.4%

Total		939,639	100.0%	790,626	100.0%	777,982	100.0%	629,428	100.0%	1,009,852	100.0%

1.	Based on K-IFRS.
2.	Information from 2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).

E.	Major Products and Services

(1)	Deposits

•	General savings

•	National pension safety account

•	Savings account

•	Fixed deposits

•	Flexible installment deposits

•	Periodical deposits

•	Remodeling savings

•	Long-term housing savings

(2)	Loans

•	Credit loans

•	KB Kind Loans

•	KB Kind Exchange Loans

•	KB Kind CEO Loans

•	KB Kind Fast Loans

•	KB Kind Franchise Loans

•	Mortgage loans

•	Real estate mortgage loans

•	Savings deposit mortgage loans

•	Discount notes

•	Securities purchase fund loans

•	Sunshine loans

•	Linked loans

•	Internet loans

F.	Business Performance by Type

(1)	Loans

	(Units: KRW millions, %)
Type	Interest Rate	1H 2016 (2016.06.30)	2015 (2015.12.31)	2014 (2014.12.31)	2013 (2013.12.31)	2012 (2012.12.31)
General loans*	2.6 ~ 19.9	760,867	628,769	488,351	364,676	329,801
Comprehensive account loans*	5.8 ~ 17.1	13,827	6,423	4,544	6,822	7,097
Other loans*,**	3.3 ~ 6.0	1,131	1,246	1,475	3,115	10,140
Discount notes	—	2	1,482	1,583	2,180	13,474

Total		775,827	637,920	495,953	376,793	360,512

1.	Based on K-IFRS.
2.	Loans exclude acquisition bonds and provisions. Loans at the time of acquisition are assessed at fair value and they are offset against provisions until written off from the books.
3.	Information for 2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).
*	As of the date of submission, the company determines interest rates as the prime rate (6.10%) + margin for new loans.
**	Includes installment benefits, savings deposit loans, corporate notes, other loans and provisional loan payments.

(2)	Deposits

	(Unit: KRW millions, %)
Type	Interest Rate	1H 2016 (2016.06.30)	2015 (2015.12.31)	2014 (2014.12.31)	2013 (2013.12.31)	2012 (2012.12.31)
General savings	0.2	10,860	9,164	5,643	4,311	6,265
Miscellaneous deposits	—	894	896	903	914	593
Installment deposits	—	4	5	8	4	4
Flexible installment deposits	1.3 ~ 2.1	1,312	1,141	1,059	1,589	33,266
Periodical savings	1.3 ~ 2.1	713,228	607,899	567,733	406,929	437,229
Periodical deposits	2.6 ~ 2.8	87,019	40,372	22,256	13,549	9,702
Long-term housing savings	—	1,643	2,218	3,710	5,421	6,739
Remodeling savings	—	3,869	3,285	2,048	883	—

Total		818,829	664,980	603,360	433,600	493,798

1.	Based on K-IFRS.
2.	Information for2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).
3.	Interest rate is the currently applied interest rate.

[KB Real Estate Trust]

A.	Overview of Business Operations

For the first half of 2016, KB Real Estate Trust recognized KRW30 billion in commission income, a 54.6% increase from June 30, 2015, and recognized KRW16.5 billion in profit for the period, a 31.5% increase from the first half of 2015.

In response to the increasing demand in non-residential construction projects, KB Real Estate Trust won the trust contract to manage the land of the Knowledge Industrial Complex. Also, KB Real Estate Trust is strengthening its market power by enhancing the business structure for low-risk, non-borrowing trusts. In REITs, KB Real Estate Trust is strengthening its performance through the launch of rental housing REITs and diversifying real estate investments, including office buildings.

Furthermore, KB Real Estate Trust seeks to maintain asset soundness by setting economic capital limits and total exposure limits to prevent credit risk exposure and asset concentration. KB Real Estate Trust also focuses on risk management by developing risk management systems that promote healthy growth and enable the winning and management of quality projects. Furthermore, it emphasizes management efficiency by strictly adhering to the budget execution process.

KB Real Estate Trust plans to continue to expand its areas of operations, diversify profit sources and strengthen human resources capacity in order to actively respond to the changes in the market and maintain a competitive position in the real estate trust industry.

B.	Types of Business

•	Land Development Trust

•	Management Trust

•	Disposal Trust

•	Security Trust

•	Consulting

•	Agency and Brokerage

•	Interest Income from Trust Accounts

C.	Scope of Business

	(Unit: KRW millions)
Type	1H 2016 (2016.6.30)	2015 (2015.12.31)	2014 (2014.12.31)
Securities	20,158	17,801	36,900
Loans	14,446	28,260	48,849
Total assets	197,563	223,821	204,888

1.	Based on K-IFRS.
2.	Ending balance as of the period.

D.	Business Performance

	(Unit: KRW millions)
Type	1H 2016 (2016.1.1~2016.6.30)	1H 2015 (2015.1.1~2015.6.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
Operating income	33,416	28,385	55,718	50,689
Commission income	30,031	19,426	42,742	38,389
Gain (loss) on valuation and disposal of securities	—	4,411	4,411	696
Gain (loss) on derivative products	194	18	25	123
Interest income	1,995	2,904	5,514	9,500
Gain (loss) on loans	625	584	1,423	—
Other operating income	571	1,042	1,603	1,981
Operating expense	11,743	11,790	26,695	30,631
Gain (loss) on valuation and disposal of stocks	65	628	2,890	660
Interest expense	—	5	5	34
Gain (loss) on valuation and disposal of loans	—	—	—	7,492
Selling & administrative expenses	11,497	11,069	23,100	22,259
Other operating expense	181	88	700	186
Operating profit	21,673	16,595	29,023	20,058

1.	Based on K-IFRS.

E.	Funding and Fund Management Performance

(1)	Funding

		(Units: KRW millions, %)
Type		1H 2016 (2016.6.30)			2015 (2015.12.31)			2014 (2014.12.31)
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Bank borrowings	—	—	—	—	—	—	506	4.66	32.92
	Other borrowings	—	—	—	—	—	—	1,031	1.00	67.08

	Total	—	—	—	—	—	—	1,537	2.20	100.00

1.	Interest rate calculation = total paid interest expenses for the period/average balance of borrowing for the period
2.	Sum of interest rates = weighted average of interest rates

(2)	Fund Management Performance

	(Units: KRW millions, %)
Type	1H 2016 (2016.6.30)			2015 (2015.12.31)			2014 (2014.12.31)
	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Cash and deposits	152,012	1.78	75.40	129,169	1.80	60.88	28,048	2.12	14.98
Securities	19,057	3.06	9.45	28,701	4.44	13.53	32,291	4.77	17.24
Loans	20,584	6.93	10.21	44,349	7.05	20.90	116,993	7.52	62.47
Tangible assets	883	—	0.44	475	—	0.22	444	—	0.24
Other assets	9,074	—	4.50	9,491	—	4.47	9,497	1.14	5.07

Total	201,610	2.34	100.00	212,185	3.17	100.00	187,273	5.90	100.00

1.	Interest rate calculation = total interest income for the period/average balance of assets for the period
2.	Sum of interest rates = weighted average of interest rates

[KB Investment]

A.	Overview of Business Operations

Founded in 1990 for the purpose of supporting small- and medium-sized startups, KB Investment invests in small- and medium-sized startups and ventures and establishes/manages startup investment cooperatives and private investment companies. In March 2001, pursuant to the Industrial Development Act, KB Investment was registered as a corporate restructuring company with the Ministry of Knowledge Economy, for the purpose of purchasing non-performing loans of companies, investing in companies subject to restructuring and to normalize/sell acquired companies subject to restructuring.

As of June 30, 2016, the headquarters of KB Investment is located in Cheongdam-dong, Gangnam-gu, Seoul. At its establishment, KB Investment had a capital of KRW10 billion and after multiple increases in capital, KB Investment has KRW44.8 billion in paid-in capital as of June 30, 2016. Meanwhile, with the establishment of KB Financial Group, KB Investment was added as a subsidiary of KB Financial Group in September 2008. Since its establishment, KB Investment continues to grow through its investments in ventures, corporate restructuring companies and through establishing/managing startup investment cooperatives and private investment companies. To expand investment sources, KB Investment is promoting the establishment of private investment companies and investment cooperatives, whose limited partners include the Small- and Medium-Sized Business Administration, the National Pension Service, Korea Finance Corporation and other institutional investors. As of June 30, 2016, KB Investment has a total of 16 funds, including nine venture capital funds and seven private equity funds, and has a total of KRW1.545 trillion in assets under management (on a commitment basis).

B.	Scope of Business

	(Unit: KRW millions)
Type	1H 2016 (2016.6.30)	2015 (2015.12.31)	2014 (2014.12.31)
Venture investment assets	188,897	182,544	133,734
PEF investment assets	26,775	25,711	24,778
Total assets	286,038	276,798	225,353

C.	Business Performance

	(Unit: KRW millions)
Type	Operating Income
	1H 2016 (2016.1.1~2016.6.30)	1H 2015 (2015.1.1~2015.6.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
(1) Venture investment income	26,917	17,112	37,328	25,515
1. Gain on disposal of investment asset	15,327	4.054	9,731	12,797
2. Investment securities dividend income	700	2,145	2,182	2,934
3. Gain on disposal of associates	—	—	—	—
4. Interest on investment bonds	1,373	1,095	2,299	3,127
5. Gain on disposal of equity in associates	1,027	—	—	—
6. Gain on valuation of equity in associates	—	—	—	104
7. Project investment income	—	—	—	381
8. Convertible investment asset income	2,531	5,029	14,353	1,712
9. Derivative products income	952	1,471	2,866	1,805
10. Valuation of derivatives income	4,081	3,318	5,897	2,655
11. Provisions (reversals)	902	—	—	—
12. Other investment income	24	—	—	—
(2) PEF income	917	1,063	2,356	3,564
1. Gain on valuation of equity in associates	25	20	61	1,479
2. PEF management	849	1,043	2,190	2,068
3. PEF capital stock distribution	43	—	105	17
(3) Management income	452	509	873	1,292
1. Interest on deposits	436	485	830	1,213
2. Other interest income	16	24	43	79
3. Other provisions (reversals)	—	—	—	—
(4) Business advisory commission	—	—	—	—
(5) Non-controlling interest	—	—	—	—
Total	28,286	18,684	40,557	33,371

D.	Funding and Fund Management Performance

(1)	Funding

		(Units: KRW millions, %)
		1H 2016 (2016.6.30)		2015 (2015.12.31)		2014 (2014.12.31)
Type		Balance	Proportion	Balance	Proportion	Balance	Proportion
Funding	Shareholder’s equity	148,663	52.0	145,799	52.7	134,784	59.8
	Capital stock	44,759	15.7	44,759	16.2	44,759	19.9
	Capital surplus	18,887	6.6	18,887	6.8	18,887	8.4
	Other accumulated comprehensive income	10,019	3.5	11,752	4.3	9,125	4.0
	Retained earnings	74,998	26.2	70,401	25.4	62,013	27.5
	Liabilities	137,375	48.0	130,999	47.3	90,569	40.2
	Borrowings	—	—	—	—	10,000	4.4
	Other liabilities	137,375	48.0	130,999	47.3	80,569	35.8
Total		286,038	100.0	276,798	100.0	225,353	100.0

(2)	Fund Management Performance

		(Units: KRW millions, %)
		1H 2016 (2016.6.30)		2015 (2015.12.31)		2014 (2014.12.31)
Type		Balance	Proportion	Balance	Proportion	Balance	Proportion
Investments	Venture investment assets	188,897	66.0	182,544	66.0	133,734	59.3
	PEF investment assets	26,775	9.4	25,711	9.3	24,778	11.0
	Tangible assets	109	0.0	109	0.0	158	0.1
	Cash and deposits	66,376	23.2	64,208	23.2	62,652	27.8
	Other	3,881	1.4	4,226	1.5	4,031	1.8

Total		286,038	100.0	276,798	100.0	225,353	100.0

E.	Major Products and Services

•	Venture Investment

•	Corporate Investment

•	Cooperatives and Private Equity Funds (PEF)

F.	Business Performance by Type

		(Units: KRW millions, %)
		1H 2016 (2016.6.30)		2015 (2015.12.31)		2014 (2014.12.31)
Type		Balance	Proportion	Balance	Proportion	Balance	Proportion
Investment	Venture investment	188,897	34.4	182,544	34.6	133,734	29.5
	PEF investment	360,971	65.6	345,545	65.4	319,955	70.5

Total		549,868	100.0	528,089	100.0	453,689	100.0

1.	Proportion: the proportion of each sector from KB Investment’s business portfolio.
2.	Includes non-consolidated funds.

[KB Credit Information]

A.	Overview of Business Operations

KB Credit Information specializes in the management of non-performing loans of the KB Financial Group. KB Credit Information mainly engages in debt collection, lease investigation, credit investigation and document receipt.

B.	Types of Business

•	Debt collection: collecting non-performing loans

•	Lease investigation: investigating status of lease contracts

•	Credit investigation: investigating credit information of parties before and after transactions

•	Document receipt: receiving and sending identification documents and other necessary documents to relevant institutions

C.	Scope of Business

	(Unit: KRW millions)
Type	1H 2016 (2016.1.1~2016.6.30)	1H 2015 (2015.1.1~2015.6.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
Revenue	18,626	20,969	40,807	38,796
Debt collection fee	14,719	15,798	31,330	30,536
Lease survey fee	3,907	5,171	9,476	8,256
Civil agent fee	—	—	—	—
Credit survey fee	—	—	1	4
Other fee	—	—	—	—

D.	Business Performance

	(Unit: KRW millions)
Type	1H 2016 (2016.1.1~2016.6.30)	1H 2015 (2015.1.1~2015.6.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
Revenue	18,626	20,969	40,807	38,796
Cost of sales	10,223	12,894	24,103	24,086
Gross profit	8,403	8,075	16,704	14,710
Selling & Administration expense	7,691	7,991	16,142	15,301
Operating profit	712	84	562	(591)
Finance income	115	150	289	420
Other income	(691)	(577)	(1,402)	(1,466)
Income tax expense	93	4	27	(32)
Profit for the period	43	(347)	(578)	(1,605)

1.	Based on K-IFRS.

E.	Funding and Fund Management Performance

											(Units: KRW millions, %)
		1H 2016 (2016.1.1~2016.6.30)			2015 (2015.1.1~2015.12.31)			2014 (2014.1.1~2014.12.31)			2013 (2013.1.1~2014.12.31)
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
Type		Amount	Proportion		Amount	Proportion		Amount	Proportion		Amount	Proportion
Funding	Cash	2,638	9.4	—	1,939	6.8	—	1,931	6.55	—	1,973	6.52	—
	Deposits	4,930	17.5	1.82	5,567	19.4	22.2	7,298	24.76	2.72	7,790	25.72	3.19
	Tangible assets	7,875	27.9	—	7,491	26.1	—	3,869	13.13	—	402	1.33	—
	Lease deposits	6,914	24.5	—	7,602	26.5	—	10,008	33.96	—	12,879	42.53	—
	Other	5,855	20.7	—	6,070	21.2	—	6,369	21.61	—	7,239	23.9	—

Total		28,212	100	—	28,669	100	—	29,474	100	—	30,283	100	—

Fund Management	Total asset	20,221	71.7	—	20,525	71.6	—	21,652	73.46	—	22,623	74.7	—
	Provisions	2,753	9.8	—	2,971	10.4	—	2,852	9.68	—	2,913	9.62	—
	Other	5,238	18.5	—	5,173	18	—	4,970	16.86	—	4,747	15.68	—

Total		28,212	100	—	28,669	100	—	29,474	100	—	30,283	100	—

1.	Based on K-IFRS.

F.	Major Products and Services

•	Debt collection

•	Lease survey

•	Credit survey

•	Document receipt

[KB Data Systems]

A.	Overview of Business Operations

In the first half of 2016, KB Data Systems’s revenue increased by 50% compared to the first half of 2015 primarily due to the concentration of business in areas of heavy investment by the group, including internet, mobile, risk management and information security. Such increase was also attributable to the increase in demand for systems integration among affiliates, including Kookmin Bank, increased participation in systems management, as well as internal efficiencies in managing human resources and operations. KB Data Systems diversified its customer base to card, insurance, securities and other affiliates and developed service outsourcings in addition to traditional systems integration and systems management operations. Such efforts contributed to a more stable revenue structure and revenue increase.

B.	Scope of Business

	(Units: KRW millions, %)
Type	1H 2016 (2016.06.30)	1H 2015 (2015.6.30)	2015 (2015.12.31)	2014 (2014.12.31)
SI (Systems Integration)	10,412	4,513	11,016	11,422
SM (Systems Management)	17,856	15,661	31,767	29,823
Sale of computer hardware	3,679	1,152	14,651	17,884

Total	31,947	21,326	57,434	59,129

C.	Business Performance

	(Units: KRW millions, %)
Type	1H 2016 (2016.1.1~2016.6.30)	1H 2015 (2015.1.1~2015.6.30)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)
Revenue	31,947	21,326	57,434	59,129
Cost of sales	29,328	19,420	53,338	55,253
Selling & administrative expense	2,547	2,298	4,633	3,786
Operating income	72	(392)	(537)	89
Other operating income	72	69	164	131
Other operating expense	—	5	17	26
Finance income	96	155	272	349
Finance expense	—	—	—	—
Profit before income tax expense	240	(173)	(118)	544
Income tax expense	79	(18)	22	177
Profit for the period	161	(155)	(140)	367
Other comprehensive income	(21)	(16)	(723)	(717)
Total comprehensive income	140	(171)	(863)	(350)

D.	Funding and Fund Management Performance

(1)	Funding

					(Units: KRW millions, %)
Type	1H 2016 (2016.6.30)		1H 2015 (2015.6.30)		2015 (2015.12.31)		2014 (2014.12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion	Balance	Proportion
Shareholder’s equity	13,800	55.17	14,351	61.88	13,660	48.21	14,523	46.25
Capital stock	8,000	31.98	8,000	34.50	8,000	28.18	8,000	25.48
Other comprehensive income	(1,731)	(6.92)	(1,003)	(4.33)	(1,710)	(6.02)	(987)	(3.14)
Retained earnings	7,531	30.11	7,354	31.71	7,370	25.96	7,510	23.92
Liabilities	11,214	44.83	8,839	38.12	14,728	51.88	16,874	53.75
Purchase liabilities	3,646	14.58	2,945	12.70	6,976	24.57	11,300	35.99
Provisions for retirement payments	3,165	12.65	2,283	9.84	2,367	8.34	1,628	5.19
Other liabilities	4,403	17.60	3,611	15.57	5,385	18.97	3,946	12.57
Total	25,014	100.00	23,190	100.00	28,388	100.00	31,397	100.00

(2)	Fund Management Performance

					(Units: KRW millions, %)
Type	1H 2016 (2016.6.30)		1H 2015 (2015.6.30)		2015 (2015.12.31)		2014 (2014.12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion	Balance	Proportion
Cash and deposits	12,658	50.60	13,594	58.62	18,029	63.51	19,790	63.03
Bonds sold	6,435	25.73	5,084	21.92	4,611	16.24	8,730	27.80
Investment asset	205	0.82	202	0.87	179	0.63	186	0.59
Tangible asset	382	1.53	183	0.79	459	1.62	218	0.69
Intangible asset	2,969	11.87	1,074	4.63	1,332	4.69	1,110	3.54
Other asset	2,365	9.45	3,053	13.17	3,778	13.31	1,364	4.34

Total	25,014	100.00	22,190	100.00	28,388	100.00	31,397	100.00

E.	Major Products and Services

•	Systems Integration

•	Systems Management

•	Sale of Computer Hardware

[Other Special Purpose Entities]

Among the consolidated entities, aside from the main subsidiaries listed above, KB Financial Group controls certain entities based on less than 50% of ownership. Most are special purpose entities (“SPEs”) that have been established for limited, special purposes. While these SPEs do not have a legally mandated form, the SPEs usually take the form of partnerships and unincorporated entities, such as associations, trust companies, general partnerships, limited partnerships and limited liability companies. SPEs are established through legal contracts that contain strict and sometimes permanent limitations on decision making rights of the operating entity, trustees and management. Also, SPEs are governed by rules that prohibit changes in policies relating to the business activities of the entity by anyone other than the founders or sponsors. Asset securitization companies, project financing companies, private equity funds and cooperatives are a few types of SPEs, and they are established for the purpose of asset securitization, credit extension (e.g. commitments to acquire subordinated bonds, asset-backed commercial paper), providing loans, equity investment and asset management.

4.	Derivatives Transactions

[Group]

A.	Overview of Derivatives Transactions

Derivatives transactions of consolidated entities focus on meeting demand from corporate clients for risk hedging and on hedging against risks incurred by the consolidated entities from these transactions. The consolidated entities also engage in derivatives transactions to hedge against interest rate and currency exchange risks that arise from the assets and liabilities of the consolidated entities. In addition, the consolidated entities trades derivatives products within predetermined limits to generate profit.

Derivative products mainly dealt in by the Company are as follows:

•	Interest rate swaps related to KRW interest rate risks

•	Currency swaps, forwards and options related to exchange rate risks

•	Stock index options tied to the KOSPI Index

In particular, the Company applies fair value hedging accounting that covers currency swaps or interest rate swaps entered into in order to hedge against risks related to fair value fluctuations caused by interest rate and exchange rate fluctuations with respect to KRW structured bonds, foreign currency financial bonds, KRW structured deposits and foreign currency structured deposits. Furthermore, in order to hedge against net investment exchange rate fluctuation risks arising from its overseas operations, the Company applies overseas business net investment hedging accounting by designating foreign currency financial bonds as hedging instruments.

(1)	Derivative Assets for Trading

				(Unit: KRW millions)
Type	June 30, 2016			December 31, 2015
	Contract Amount	Assets	Liabilities	Contract Amount	Assets	Liabilities
Interest Rate Related
Future[1]	2,252,279	—	—	1,412,251	—	—
Swap	91,449,598	1,000,112	939,156	92,008,910	910,744	892,601
Option	5,484,500	81,656	196,968	5,874,500	73,724	133,087

Subtotal	99,186,377	1,081,768	1,136,124	99,295,661	984,468	1,025,688

Currency Related
Forward	47,485,239	503,885	401,347	34,103,783	512,411	308,540
Future[1]	471,589	55	40	606,297	150	44
Swap	26,709,720	517,539	603,992	25,303,179	596,668	782,911
Option	422,637	2,154	3,226	373,241	2,197	3,526

Subtotal	75,089,185	1,023,633	1,008,605	60,386,500	1,111,426	1,095,021

Securities and Stock Index Related
Future[1]	72,576	174	1,056	177,781	486	81
Swap	1,455,678	8,341	162,107	1,297,420	9,690	122,188
Option	862,165	44,949	19,897	471,095	35,543	17,554

Subtotal	2,390,419	53,464	183,060	1,946,296	45,719	139,823

Credit Related
Swap	900,000	19,813	19,756	600,000	13,408	13,413

Subtotal	900,000	19,813	19,756	600,000	13,408	13,413

Products Related
Future[1]	6,524	7	196	2,885	31	—
Swap	3,716	162	177	5,074	638	699

Subtotal	10,240	169	373	7,959	669	699

Other	847,820	12,796	7,083	793,200	10,281	8,150

Total	178,424,041	2,191,643	2,355,001	163,029,616	2,165,971	2,282,794

1.	Some futures are settled on a daily basis and reflected as deposits.

(2)	Fair Value Hedging

1)	Derivative products designated as fair value hedges

				(Unit: KRW millions)
Type	June 30, 2016			December 31, 2015
	Contract Amount	Assets	Liabilities	Contract Amount	Assets	Liabilities
Interest Rate Related
Swap	3,209,985	105,533	1,903	3,108,538	91,341	21,461

Subtotal	3,209,985	105,533	1,903	3,108,538	91,341	21,461

Currency Related
Forward	365,539	4,643	861	331,533	800	7,637

Subtotal	365,539	4,643	861	331,533	800	7,637

Other	140,000	3,392	128	140,000	1,211	497

Total	3,715,524	113,568	2,892	3,580,071	93,352	29,595

2)	Gain (loss) on hedging and gain (loss) on hedging of hedging instruments

	(Unit: KRW millions)
Type	1H 2016	1H 2015
Gain (loss) on hedging	47,688	(16,857)
Gain (loss) on hedging of hedging instruments	(47,895)	17,398

Total	(207)	541

(3)	Cash Flow Hedges

1)	Derivative products designated as cash flow hedges

				(Unit: KRW millions)
Type	June 30, 2016			December 31, 2015
	Contract Amount	Assets	Liabilities	Contract Amount	Assets	Liabilities
Interest Rate Related
Swap	808,000	—	13,220	498,000	—	13,367

Subtotal	808,000	—	13,220	498,000	—	13,367

Currency Related
Swap	349,410	15,395	—	351,600	18,789	—

Subtotal	349,410	15,395	—	351,600	18,789	—

Total	1,157,410	15,395	13,220	849,600	18,789	13,367

2)	Gain (loss) on cash flow hedges

	(Unit: KRW millions)
Type	1H 2016	1H 2015
Gain (loss) on hedging	(3,295)	5,199
Effective income (other comprehensive income)	(3,615)	4,779
Non-effective income	320	420

3)	Other comprehensive income and items reclassified as income for the period relating to derivative products designated as cash flow hedges

	(Unit: KRW millions)
Type	1H 2016	1H 2015
Other comprehensive income	(3,615)	4,779
Other comprehensive income reclassified as income for the period	2,175	(7,243)
Income tax effect	(7)	(19)

Total	(1,447)	(2,483)

(4)	Hedges Against Net Investments in Overseas Businesses

1)	Effective hedging income reflected as other comprehensive income is as follows:

	(Unit: KRW millions)
Type	1H 2016	1H 2015
Other comprehensive income	(1,756)	(9,900)
Income tax effect	427	2,396
Other comprehensive income after income tax	(1,338)	(7,504)

2)	There is no non-effective income from hedging instruments relating to hedges against net investments in overseas businesses for 1H 2016.

3)	The fair value of non-derivative products designated as hedging instruments is as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Foreign currency bonds	192,588	582,205

B.	Credit Derivative Products

•	Not Applicable

[Matters Relating to Controlling Company]

<KB Financial Group>

•	Not Applicable

[Matters Relating to Major Subsidiary Companies]

[Kookmin Bank]

A.	Overview of Business Operations

Kookmin Bank engages in operations relating to currency, interest rates, stocks, products and credit derivative products and categorizes transactions as hedge transactions or trading transactions based on the purpose of the transaction. In derivative products transactions, Kookmin Bank prepares risk management systems by analyzing in advance the product nature, market characteristics, price determination model and risk structure. Transaction amount limits are set by the deliberation/resolution of the relevant risk-related consulting bodies. In addition, independently from the front office (operating department), the back office (follow-up management department) confirms transactions, settles funds and is responsible for accounting management, while the middle office (risk management department) measures and monitors the risks related to the management of derivative products.

B.	Overview of Transactions Relating to Derivatives

For short-term trading purposes and to manage interest/exchange rate risks, Kookmin Bank engages in several types of financial derivatives transactions including currency forwards, interest rate swaps and currency swaps. The financial derivative product operations of the consolidated entity focus on meeting demand from corporate clients risk hedging and on hedging against risks incurred by the consolidated entity from these transactions. These financial derivative products are recorded as derivative products in the financial statements regardless of their purpose and follow-up measurement standards.

Kookmin Bank engages in financial derivative product transactions in order to hedge against interest rate and exchange rate risks arising from its assets and liabilities. In particular, the consolidated entity applies fair value hedging accounting that covers currency swaps or interest rate swaps entered into in order to hedge against risks related to fair value fluctuations caused by interest rate and exchange rate fluctuations with respect to KRW structured bonds, foreign currency financial bonds, KRW structured deposits and foreign currency structured deposits. Furthermore, in order to hedge against net investment exchange rate fluctuation risks arising from its overseas operations, the consolidated entity applies overseas business net investment hedging accounting by designating foreign currency financial bonds as hedging instruments.

(1)	Derivative Assets for Trading

				(Unit: KRW millions)
Type	June 30, 2016			December 31, 2015
	Amount	Assets	Amount	Assets	Amount	Assets
Interest Rate Related
Future[1]	964,298	—	—	528,941	—	—
Swap	85,505,680	987,300	932,241	91,057,388	909,024	889,940
Option	5,484,500	81,656	196,968	5,874,500	73,724	133,087

Subtotal	91,954,478	1,068,956	1,129,209	97,460,829	982,748	1,023,027

Currency Related
Forward	46,982,535	500,887	399,679	33,674,825	511,513	304,877
Future[1]	439,779	—	—	576,263	—	—
Swap	26,534,267	517,040	603,986	25,303,179	596,668	782,912
Option	422,637	2,154	3,226	373,241	2,196	3,526

Subtotal	74,379,218	1,020,081	1,006,891	59,927,508	1,110,377	1,091,315

Securities and Stock Index Related
Future[1]	1,243	—	—	26,588	—	—
Option	21,784	353	230	40,571	321	2,410

Subtotal	23,027	353	230	67,159	321	2,410

Other	757,820	915	—	703,200	12	14

Total	167,114,543	2,090,305	2,136,330	158,158,696	2,093,458	2,116,766

1.	Some futures are settled on a daily basis and reflected as deposits.

(2)	Fair Value Hedging

1)	Fair value of derivative products designated as hedging instruments

				(Unit: KRW millions)
Type	June 30, 2016			December 31, 2015
	Amount	Assets	Amount	Assets	Amount	Assets
Interest rate related swap	3,209,985	105,533	1,903	3,108,538	91,341	21,460
Other	140,000	3,392	128	140,000	1,211	497

Total	3,349,985	108,925	2,031	3,248,538	92,552	21,957

2)	Fair value of non-derivative products designated as hedging instruments

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Foreign currency bonds	583,588	—

3)	Gain (loss) on hedging and gain (loss) on hedging of hedging instruments

	(Unit: KRW millions)
Type	1H 2016	1H 2015
Gain (loss) on hedging	43,359	(14,370)
Gain (loss) on hedging of hedging instruments	(44,533)	14,848

Total	(1,174)	478

(3)	Cash Flow Hedges

1)	Fair value of derivative products designated as hedging instruments

				(Unit: KRW millions)
Type	June 30, 2016			December 31, 2015
	Amount	Asset	Liabilities	Amount	Asset	Liabilities
Interest rate related swap	350,000	—	434	—	—	—

2)	Gain (loss) on hedging and gain (loss) on hedging of hedging instruments

	(Unit: KRW millions)
Type	1H 2016	1H 2015
Gain (loss) on hedging	(481)	—
Effective income from derivative products designated for cash flow hedges	(447)	—
Non-effective income from derivative products designated for cash flow hedges	(34)	—

3)	Other comprehensive income and items reclassified as income for the period relating to derivative products designated as cash flow hedges

	(Unit: KRW millions)
Type	1H 2016	1H 2015
Other comprehensive income	(447)	—
Other comprehensive income reclassified as income for the period	—	—
Income tax effect	108	—

Total	(339)	—

4)	It is estimated that items subject to cash flow hedging will be exposed to cash flow risks until May 25, 2017.

(4)	Hedges Against Net Investments in Overseas Businesses

1)	Effective hedging income reflected as other comprehensive income is as follows:

	(Unit: KRW millions)
Type	1H 2016	1H 2015
Other comprehensive income	(1,765)	(9,900)
Income tax effect	427	2,396
Other comprehensive income after income tax	(1,338)	(7,504)

2)	There is no non-effective income relating to hedges against net investments in overseas businesses for 1H 2016.

3)	The fair value of non-derivative products designated as hedging instruments is as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Foreign currency bonds	192,588	582,205

C.	Credit Derivative Transactions

•	Not Applicable

D.	Put Options, Call Options, Put Back Options Relating to Stock of Other Entities or Acquisition of Equity Securities

(1)	Kookmin Bank, in accordance with the shareholders agreement executed on September 25, 2009 among Kookmin Bank, IFC and other existing shareholders, granted a put option to IFC that allows IFC to sell its shares in JSC Bank Center Credit to Kookmin Bank or a person designated by Kookmin Bank. The exercise price will be the fair value mutually agreed upon by Kookmin Bank and IFC and in the event agreement cannot be reached within a predetermined period, an independent qualified institution will be retained to evaluate and determine the fair value. IFC may exercise the put option at any time from February 24, 2013 to February 24, 2017.

(2)	On May 8, 2015, Kookmin Bank provided a payment guarantee with respect to USD hybrid bonds issued by Shinsegae Co., Ltd. Under the payment guarantee, Kookmin Bank is required to acquire the bonds if Shinsegae Co., Ltd. declares default or does not exercise its call option (early redemption right) by May 8, 2020, five years after the issuance of the bonds. As a means of obtaining credit support with respect to this obligation, Kookmin Bank secured a stock swap right from Shinsegae Co., Ltd. which can be exercised freely up to two times from the date following the settlement date for the bondholders’ exercise of principal and repayment rights until the repayment of the bonds in full. If Kookmin Bank exercises this stock swap right, Shinsegae Co., Ltd. must repay the bonds held by Kookmin Bank in full or swap such bonds for stock of Shinsegae Co., Ltd. according to predetermined terms agreed upon by Kookmin Bank and Shinsegae Co., Ltd.

[KB Kookmin Card]

A.	Purpose of Transactions

KB Kookmin Card and its subsidiaries are involved in derivatives transactions to hedge against cash flow risks resulting from fluctuations in interest rates and exchange rates relating to its local currency debentures and foreign currency debentures. Derivative products for the first half of 2016 are as follows:

						(Unit: KRW millions)
Type	Purpose	Market	Counterparty	Initial Contract Date	Final Maturity Date	Contract Amount	Early Termination
Currency swap	Risk hedging	Over-the-counter	SC Bank + 1	2014.11.24	2018.02.26	349,410	Allowed
Interest rate swap	Risk hedging	Over-the-counter	Korea Development Bank + 1	2013.05.21	2018.12.21	408,000	Allowed

B.	Fair Value of Derivative Products

(1)	1H 2016

		(Unit: KRW millions)
Type	Contract Amount	Asset	Liability
Currency swap	349,410	15,395	—
Interest rate swap	408,000	—	12,553

Total	757,410	15,395	12,553

(2)	2015

		(Unit: KRW millions)
Type	Contract Amount	Asset	Liability
Currency swap	351,600	18,789	—
Interest rate swap	448,000	—	12,804

Total	799,600	18,789	12,804

(3)	2014

		(Unit: KRW millions)
Type	Contract Amount	Asset	Liability
Currency swap	329,760	—	2,551
Interest rate swap	983,000	—	15,171

Total	1,312,760	—	17,722

C.	Profit/Loss Relating to Derivative Products

(1)	Gain (loss) on hedging and gain (loss) on hedging of hedging instruments

		(Unit: KRW millions)
Type	1H 2016	2015	2014
Total gain (Loss) on hedging	(3,144)	23,708	(7,636)
Gain (loss) on hedging of hedging instruments	(3,498)	23,029	(7,112)
Gain (loss) on non-effective cash flow hedging	354	679	(524)

(2)	Other comprehensive income and items reclassified as income for the period relating to derivative products designated as cash flow hedges

		(Unit: KRW millions)
Type	1H 2016	2015	2014
Other comprehensive income	(3,498)	23,029	(7,112)
Other comprehensive income reclassified as income for the period	2,175	(22,118)	(5,426)
Income tax effect	(34)	(443)	2,537

Total	(1,357)	468	(10,001)

D.	Maturity of Derivative Products

Contractual maturities of derivative products are as follows. The following amounts include interest to be received and paid but exclude the effects of countervailing contracts.

(1)	1H 2016

					(Unit: KRW millions)
Type	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow received (paid) of net payment derivative products	(376)	(1,053)	(4,557)	(6,769)	—	(12,755)
Cash flow received of total payment derivative products	268	726	3,161	351,501	—	355,656
Cash flow paid of total payment derivative products	(522)	(1,117)	(4,916)	(333,335)	—	(339,890)

Total	(630)	(1,444)	(6,312)	11,397	—	3,011

(2)	2015

					(Unit: KRW millions)
Type	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow received (paid) of net payment derivative products	(389)	(1,124)	(4,262)	(7,350)	—	(13,125)
Cash flow received of total payment derivative products	252	722	3,849	358,239	—	363,062
Cash flow paid of total payment derivative products	(504)	(1,135)	(4,934)	(336,576)	—	(343,149)

Total	(641)	(1,537)	(5,347)	14,313	—	6,788

(3)	2014

					(Unit: KRW millions)
Type	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow received (paid) of net payment derivative products	(688)	(1,338)	(5,180)	(8,457)	—	(15,663)
Cash flow received of total payment derivative products	171	423	2,531	344,051	—	347,176
Cash flow paid of total payment derivative products	(504)	(1,062)	(5,006)	(343,149)	—	(349,721)

Total	(1,021)	(1,977)	(7,655)	(7,555)	—	(18,208)

[KB Investment & Securities]

A.	Overview of Derivative Transactions

(2016.01.01. ~ 2016.06.30)					(Unit: KRW millions)
Type		Interest Rate	Currency	Securities	Credit	Other
Purpose	Risk hedging	54,519,744	1,714,930	5,728,213	300,000	45,204
	Trading	6,875,836	3,209	290,667	—	—
Market	Market	56,331,324	1,034,272	5,368,518	—	44,504
	Over-the-counter	5,064,256	683,867	650,362	300,000	700
Type	Forward	—	508,413	31	—	—
	Future	56,331,324	1,034,272	5,163,169	—	44,504
	Swap	5,064,256	175,454	578,798	300,000	700
	Option	—	—	276,882	—	—

B.	Credit Derivative Transactions

					(Unit: KRW millions)
Type	Credit Sale			Credit Purchase
	Overseas	Domestic	Total	Overseas	Domestic	Total
Credit Default Swap (CDS)	—	450,000	450,000	—	450,000	450,000
Credit Linked Notes (CLN)	339,267	—	339,267	—	731,892	731,892
Other	—	—	—	—	—	—

Total	339,267	450,000	789,267	—	1,181,892	1,181,892

1.	Overseas/domestic: by counter party’s residence.

Applied end of month exchange rate by Seoul Money Market Brokerage for contract amounts in foreign currency.

2.	Balance as of June 30, 2016.

C.	Credit Derivative Product Details

		(Unit: acquisitions)
Product Type	Year of Acquisition	Total
CDS	2015	10
	2016	2
CLN	2015	43
	2016	42

[KB Life Insurance]

A.	Hedging of Public and Private Funds

		(Unit: KRW millions)
Derivative Trading		Amount	Income
Government bond futures	January	15,537	20
	February	6,985	—
	March	20,526	4
	April	24,639	—
	May	7,647	4
	June	32,758	(5)
KOSPI futures	January	1,162	—
	February	3,256	(9)
	March	3,395	9
	April	—	—
	May	—	—
	June	—	—

1.	The derivatives transactions above are internal transactions relating to discretionary public and private funds and are for the purposes of hedging against fluctuations in stock indexes and interest rates of bonds.

B.	Gain (Loss) on Valuation of Embedded Derivatives of Hybrid Bonds

				(Unit: KRW millions)
		Gain (loss) on	Gain (loss) on	Gain (loss) on
Type	Face Value	Valuation (2Q)	Valuation (1Q)	Valuation (2015)
POSCO1 - 1	40,000	253	(138)	414
Lotte Shopping Hybrid Bond 1 - 4	20,000	323	(93)	(283)
POSCO Energy Hybrid Bond 1 - 1	30,000	(213)	922	782

Total	90,000	363	691	913

C.	Forward Hedges Relating to Foreign Currency Bonds

				(Unit: KRW millions)
Type	Amount (1,000 USD)	Gain (loss) on Valuation (2Q)	Gain (loss) on Valuation (1Q)	Gain (loss) on Valuation (2015)
Sale of U.S. Dollar Forwards	313,666	(3,151)	7,240	(6,837)

1.	The derivative transactions above are for the purpose of hedging against fluctuations in exchange rates of assets in foreign currency.

[KB Capital]

Loss from transactions relating to derivative products of KRW189,041,096 were recorded in the financial statements for the first half of 2016. Other comprehensive accumulated income is KRW232,746,319 as of June 30, 2016.

						(Unit: KRW)
Type	Purpose	Name of Financial Institution	Open Interest Contract Amount	Financial Products at FVTPL		Gain (loss) on Valuation of Cash Flow Hedge
				Valuation Gain	Valuation Loss
Interest rate swap	Risk hedging	Woori Bank	50,000,000,000	—	—	232,746,319

1.	Prior to the reflection of deferred income tax which has been directly adjusted from shareholder’s equity.

[KB Real Estate Trust]

Put option contracts based on securities invested through PFVs, including put options, call options and put back options relating to stocks of other companies or acquisition of equity securities, are as follows:

							(Unit: KRW millions)
Type	Name of Subject Company	Market	Counterparty	Initial Contract Date	Final Maturity Date	Contract Amount	Early Termination
Put option	Central Jang Gyo Corporation	Over-the-counter	Daelim	2012.9.3	Termination of business	1,159	Allowed (minimum 2 year retention)
Put option	Woomi KB New Stay No. 1 Real Estate Investment Management Trust	Over-the-counter	Woomi Construction	2016.2.18	Termination of business	1,900	—

[KB Investment]

Derivative transactions as of June 30, 2016:

				(Unit: KRW millions)
Type		Balance	Asset	Liability
Trading purpose	Over-the-counter option	38,059	14,243	—

1.	Based on K-IFRS consolidated financial statements.

5.	Business Facilities

[Group-wide]

A.	Branches

(As of June 30, 2016)
Classification		Domestic			Overseas
		Branches	Sub-branches	Offices	Branches	Sub-branches	Offices
Holding Company	KB Financial Group Inc.	1	—	—	—	—	—
First-Tier Subsidiaries	Kookmin Bank	999	123	—	4	—	3
	KB Kookmin Card Co., Ltd.	25	15	—	—	—	—
	KB Investment & Securities Co., Ltd.	16	—	—	—	—	—
	KB Life Insurance Co., Ltd.	29	—	—	—	—	—
	KB Asset Management Co., Ltd.	1	—	—	—	—	—
	KB Capital Co., Ltd.	16	—	9	—	—	—
	KB Savings Bank Co., Ltd.	6	3	—	—	—	—
	KB Real Estate Trust Co., Ltd.	3	—	—	—	—	—
	KB Investment Co., Ltd.	1	—	—	—	—	—
	KB Credit Information Co., Ltd.	17	—	—	—	—	—
	KB Data System Co., Ltd.	1	—	—	—	—	—
Second-Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	—	—	—	1	—	—
	Kookmin Bank Int’l Ltd.(London)	—	—	—	1	—	—
	Kookmin Bank Cambodia PLC	—	—	—	1	—	—
	Kookmin Bank (China) Ltd.	—	—	—	1	—	—

—	Total	1,115	141	9	8	—	3

1.	Head office (including the sales division) is included as one domestic branch.
2.	KB Kookmin Card’s locations are all included as sub-branches.
3.	Head offices of overseas subsidiaries are each included as one branch.

B.	Business Facilities

(As of June 30, 2016)	(Unit: KRW millions)
Classification	Acquisition Cost	Accumulated Depreciation	Accumulated Impairment Loss	Book Value
Office purpose land	2,081,496	—	(1,018)	2,080,478
Office buildings	1,349,341	(422,093)	(5,859)	921,389
Leased store facilities	644,757	(588,375)	—	56,382
Office chattels	1,575,800	(1,406,093)	—	169,707
Assets in construction	15,340	—	—	15,340
Assets under financing lease	33,505	(17,432)	—	16,073

Total	5,700,239	(2,433,993)	(6,877)	3,259,369

1.	On a consolidated basis.

[Matters Related to Major Consolidated Subsidiaries]

[Kookmin Bank]

A.	Branches, Etc.

(1)	Domestic Locations

(As of June 30, 2016)
Classification	Geographic Location	Branches	Sub-branches	Offices	Total
Kookmin Bank	Seoul	362	43	—	405
	Busan	72	7	—	79
	Daegu	45	5	—	50
	Incheon	55	5	—	60
	Daejon	29	9	—	38
	Kwangju	21	4	—	25
	Ulsan	14	1	—	15
	Gyeonggi Province	237	27	—	264
	Gangwon Province	14	2	—	16
	Gyeongsang-buk Province	34	4	—	38
	Gyeongsang-nam Province	28	4	—	32
	Jeolla-buk Province	17	3	—	20
	Jeolla-nam Province	19	2	—	21
	Chungcheong-buk Province	23	4	—	27
	Chungcheon-nam Province	20	1	—	21
	Jeju Island	5	2	—	7
	Sejong	4	—	—	4

Total		999	123	—	1,122

1.	Sales divisions (3) are included as domestic branches

(2)	Overseas Locations

(As of June 30, 2016)
Classification	Geographic Location	Branches	Sub-branches	Offices	Total
	Japan (Tokyo)	1	—	—	1
	New Zealand (Auckland)	1	—	—	1
	US (New York)	1	—	—	1
Kookmin Bank	Vietnam (Ho Chi Minh)	1	—	—	1
	Vietnam (Hanoi)	—	—	1	1
	India (Gurgaon)	—	—	1	1
	Myanmar (Yangon)	—	—	1	1
Kookmin Bank Hong Kong Ltd.	Hong Kong (Hong Kong)	1	—	—	1
Kookmin Bank Int’l Ltd.(London)	UK (London)	1	—	—	1
Kookmin Bank Cambodia PLC	Cambodia (Phnom Penh)	1	—	—	1
Kookmin Bank (China) Ltd.	China (Beijing)	1	—	—	1

Total		8	—	3	11

1.	Head offices of overseas locations are each included as one branch.

2.	Kookmin Bank (China) Ltd. has regional banks in Beijing, Guangzhou, Suzhou, Harbin and Shanghai.

3.	Kookmin Bank Cambodia PLC has a Tour Kork branch in the Phnom Penh region.

B.	Business Facilities

(As of June 30, 2016)					(Unit: KRW millions)
Classification		Land (Book Value)	Building (Book Value)	Total	Notes
Owned	Head office	548,877	294,390	843,267	—
	Branch office	1,309,066	491,289	1,800,355	—
	Company housing, etc.	115,492	44,246	159,738	—

Subtotal		1,973,435	829,925	2,803,360	—

Lease		—	1,086,571	1,089,571	Lease deposit

Total		1,973,435	1,916,496	3,889,931	—

1.	Based on domestic business facilities, etc.

C.	Automatic Teller Machines

			(Unit: machines)
Classification	1H 2016	2015	2014
ATM	8,930	9,079	9,265
Paywell	1,655	1,686	1,725
Other	324	641	665

D.	Expansion Plans for New Branches and Significant Facilities

(1)	Domestic Locations

Classification	1H 2016 results	2015 plans	Notes
New	6	22

[KB Kookmin Card]

A.	Branches

			(As of June 30, 2016)
Geographic Location	Branch Offices	Member Business Offices	Total
Seoul	7	1	8
Busan	2	1	3
Daegu	1	2	3
Incheon	1	—	1
Kwangju	1	2	3
Daejon	1	1	2
Ulsan	1	—	1
Sejong	—	—	—
Gyeonggi	5	2	7
Gangwon	1	2	3
Chungbuk	1	—	1
Chungnam	1	—	1
Jeonbuk	1	2	3
Jeonnam	—	1	1
Gyeongbuk	—	—	—
Gyeongnam	1	1	2
Jeju	1	—	1
Overseas	—	—	—

Total	25	15	40

B.	Business Facilities.

			(Unit: KRW millions)
Classification	Land (Book Value)	Building (Book Value)	Total
Business purpose real estate	48,081	33,211	81,292

C.	Expansion Plans for New Branches and Significant Facilities

•	Not applicable

[KB Investment & Securities]

A.	Branches

					(As of June 30, 2016)
Classification	Geographic Location	Branch Offices	Member Business Offices	Offices	Total
Domestic	Seoul	9	—	—	9
Domestic	Gyeonggi	3	—	—	3
Domestic	Daegu	1	—	—	1
Domestic	Gyeongsang-nam Province	3	—	—	3

1.	Sales division of head office is included as one domestic branch

B.	Automatic Teller Machines

			(Unit: machines)
Classification	2016.06.30	2015.12.31	2014.12.31
ATM	—	—	—
Account balance checker	—	—	—
Account book printer	55	54	26
Direct card issuer	35	35	13

[KB Life Insurance]

A.	Branches

							(As of June 30, 2016)
Classification		Domestic			Overseas
		Branches	Sub-branches	Offices	Branches	Sub-branches	Offices
First-Tier Subsidiaries	KB Life Insurance	29	—	—	—	—	—

	Total	29	—	—	—	—	—

[KB Asset Management]

A.	Branches

			(As of June 30, 2016)
Geographic Location	Head Office	Branch Offices	Total
Seoul	1	—	1

[KB Capital]

A.	Branches

			(As of June 30, 2016)
Geographic Location	Branches	Offices	Total
Seoul	5	2	7
Gyeonggi Province	1	2	3
Gyeongsang-nam Province	1	—	1
Chungcheong-buk Province	1	—	1
Jeolla-buk Province	1	—	1
Jeolla-nam Province	—	1	1
Gangwon Province	—	1	1
Incheon	2	1	3
Daejon	1	1	2
Kwangju	1	—	1
Daegu	1	1	2
Ulsan	1	—	1
Busan	1	—	1

Total	16	9	25

1.	Branch offices include head office (located in Suwon).

B.	Business Facilities

				(Unit: KRW millions)
Classification	Land (Book Value)	Building (Book Value)	Total	Notes
Seoul branch, etc.	3,850	5,512	9,362	Seoul branch, Daegu office

Total	3,850	5,512	9,362	—

1.	Measured by fair value as of conversion (2010.1.1) in accordance with K-IFRS using the deemed cost at such time.
2.	As of June 30, 2016.

[KB Savings Bank]

A.	Branches

				(As of June 30, 2016)
Geographic Location	Branches	Sub-branches	Offices	Total
Seoul	3	3	—	6
Gyeonggi Province/Incheon	3	—	—	3

Total	6	3	—	9

1.	Head office is included as a branch.

B.	Automatic Teller Machines

				(Unit: machines)
Classification	2016.06.30	2015.12.31	2014.12.31	2013.12.31
CD	—	—	—	—
ATM	—	—	2	2
Account book printer	—	—	—	—
Other	—	—	—	—

C.	Business Facilities

(As of June 30, 2016)				(Unit: KRW millions)
Classification	Acquisition Cost	Accumulated Depreciation	Accumulated Impairment Costs	Book Value
Office purpose land	7,291	—	—	7,291
Office buildings	10,806	(448)	—	10,358
Leased store facilities	507	(447)	—	60
Office chattels	6,442	(5,664)	—	778
Assets in construction	192	—	—	192
Assets under financing lease	—	—	—	—

Total	25,238	(6,559)	—	18,679

[KB Real Estate Trust]

A.	Branches

			(As of June 30, 2016)
Geographic Location	Head Office	Branch Offices	Total
Seoul	1	—	1
Busan	—	1	1
Daejon	—	1	1

Total	1	2	3

[KB Investment]

A.	Branches

			(As of June 30, 2016)
Geographic Location	Head Office	Branch Offices	Total
Seoul	1	—	1

[KB Credit Information]

A.	Branches

			(As of June 30, 2016)
Geographic Location	Branches	Offices	Total
Seoul	9	—	1
Busan	1	—	1
Daegu	1	—	1
Incheon	1	—	1
Daejon	1	—	1
Kwangju	1	—	1
Gyeonggi Province	1	—	1
Gyeongsang-nam Province	1	—	1
Chungcheong-nam Province	1	—	1

Total	17	—	17

1.	Head office is included as a branch

B.	Business Facilities

(As of June 30, 2016)				(Unit: KRW millions)
Classification	Acquisition Cost	Accumulated Depreciation	Accumulated Impairment Costs	Book Value
Office purpose land	6,540	—	—	6,840
Office buildings	1,227	(45)	—	1,182
Leased store facilities	1,230	(1,204)	—	26
Office chattels	5,761	(5,564)	—	197
Assets in construction	—	—	—	—
Assets under financing lease	—	—	—	—

Total	15,058	(6,813)	—	8,245

[KB Data System]

A.	Branches

			(As of June 30, 2016)
Geographic Location	Head Office	Branch Offices	Total
Seoul	1	—	1

6.	Other Matters Necessary for an Investment Decision

[Matters Relating to the Controlling Company]

<KB Financial Group Inc.>

A.	Capital Adequacy-related Indicators

(1)	BIS Capital Adequacy Ratios

			(Units: KRW millions, %)
Item	1H 2016	2015	2014
Equity capital (A)	29,555,726	29,140,025	28,347,675
Risk weighted assets (B)	195,589,219	188,212,825	182,485,957
Capital adequacy ratio (A/B)	15.11	15.48	15.53

1.	Based on Basel III standards.
2.	BIS (Bank for International Settlements) capital adequacy ratio = equity capital / risk weighted assets × 100.

B.	Financial Soundness-related Indicators

(1)	Liquidity Ratios

			(Units: KRW millions, %)
Item	1H 2016	2015	2014
Local currency current assets (A)	35,744	325,124	30,767
Local currency current liabilities (B)	5,454	4,565	2,170
Local currency liquidity ratio (A/B)	655.38	7,122.10	1,417.54

1.	Based on K-IFRS separate financial statements.
2.	Based on current assets and liabilities with remaining maturity of less than one month (amendment of the Financial Holding Company Supervision Regulation and Detailed Regulations for Enforcement).

(2)	Profitability Ratios

	(Unit: %)
Item	1H 2016	2015	2014
Return on total assets (ROA)	0.68	0.54	0.47
Return on equity (ROE)	7.77	6.06	5.26

1.	Based on K-IFRS consolidated financial statements.

C.	Asset Quality-related Indicators

(1)	Substandard and Below Loan Ratios

	(Unit: KRW billions, %)
Item	1H 2016	2015	2014
Total loans	253,845	246,316	231,811
Substandard and below loans	2,587	2,885	3,131
Substandard and below loan ratio	1.02	1.17	1.35

D.	Other Matters to Consider

The Company submitted its Annual Report Form 20-F 2015 to the SEC as of April 28, 2016. Please note that material disclosure relating to such submission is available under “Domestic Report of Business Report submitted to Overseas Stock Exchange, Etc.” on the FSS’s Data Analysis, Retrieval and Transfer System (dart.fss.or.kr) as of April 29, 2016.

[Matters Related to Major Consolidated Subsidiaries]

[Kookmin Bank]

A.	Capital Adequacy

(1)	BIS Capital Adequacy Ratios

	(Units: KRW hundred millions, %)
Item	1H 2016	2015	2014
Total equity capital (A)	239,892	236,858	234,218
Tier 1 capital (A1)	209,644	203,318	196,208
Common equity capital (Aa1)	209,644	203,318	196,208
Other Tier 1 capital (Aa2)	—	—	—
Supplementary capital (A2)	30,248	33,540	38,010
Risk-weighted assets (B)	1,505,860	1,479,729	1,466,898
Risk-weighted assets for credit risk (internal ratings based approach)	1,359,686	1,333,891	1,324,531
Risk-weighted assets for market risk (internal model based approach)	42,318	41,894	34,452
Risk-weighted assets for operational risk (advanced measurement approach)	103,856	103,944	107,915
Total capital adequacy ratio (A/B)	15.93	16.01	15.97
Tier 1 capital ratio (A1/B)	13.92	13.74	13.38
Common equity capital ratio (Aa1/B)	13.92	13.74	13.38

B.	Liquidity Ratios

		(Unit: %)
Item		1H 2016	2015	2014
Liquidity coverage ratio (LCR)		112.60	104.26	—
Foreign currency liquidity ratio	Before application of securitization weighting	126.22	128.94	125.87
	After application of securitization weighting	114.60	119.51	116.31
Ratio of business purpose premises and equipment		14.64	14.81	15.57

1.	Based on K-IFRS financial statements.
2.	LCR based on average of second quarter.

C.	Asset Quality

(1)	Asset Quality

		(Units: KRW millions, %)
Item		1H 2016	2015	2014
	Total	229,556,672	222,946,176	210,578,027
Total loans	Corporate	110,282,779	107,485,639	98,833,618
	Consumer	119,273,893	115,460,537	111,744,409
	Total	2,184,432	2,446,853	2,651,622
		0.95	1.10	1.26
Substandard and below loans Substandard and below loan ratio	Corporate	1,829,538	2,079,020	2,176,306
		1.66	1.93	2.20
	Consumer	354,894	367,833	475,316
		0.30	0.32	0.43
	Total	1,785,441	1,874,307	2,163,653
Non-accrual loans Non-accrual loan ratio		0.78	0.84	1.03
	Corporate	1,449,991	1,539,642	1,729,762
		1.31	1.43	1.75
	Consumer	335,450	334,665	433,891
		0.28	0.29	0.39
Ratio of provision for credit losses (A/B)		168.09	151.57	137.96
Total reserves and regulatory reserve for credit loss (for calculation of non-accrual loans) (A)		3,671,732	3,708,802	3,658,288
Substandard and below loans (B)		2,184,432	2,446,853	2,651,622
Delinquency ratio	Based on total loans	0.44	0.40	0.51
	Based on corporate loans	0.59	0.47	0.57
	Based on household loans	0.31	0.35	0.45

1.	Based on K-IFRS separate financial statements.
2.	Delinquency ratio is based on loans with principal and interest overdue by one month or more.

(2)	Allowance for Loan Losses and Reserves for Loan Losses

	(Unit: KRW millions)
Item	1H 2016	2015	2014
Allowance for loan losses	1,801,814	2,316,838	2,222,098
Reserve for loan losses	2,029,490	1,826,653	1,852,396
Special allowance for loan losses	—	—	—
Allowance for payment guarantee	162,639	161,763	209,805
Allowance for unused contract	131,881	125,752	125,209
Other allowances	160,615	161,853	147,385
Allowance for credit rating	4,382	4,370	4,382

1.	Based on K-IFRS financial statements.
2.	Allowance for loan losses includes allowance relating to other assets.
3.	Payment guarantee allowance includes the relevant portion for payment guarantees among financial guarantee agreements.

D.	Other Matters for Consideration

(1)	Top 20 Credit Exposures by Borrower

(As of June 30, 2016)	(Unit: KRW billions)
Borrower	Credit Extended
Samsung Electronics Co., Ltd.	1,075
Hyundai Heavy Industries Co., Ltd.	668
LG Electronics Inc.	637
Korea Securities Finance Corp.	618
Hyundai Steel Co., Ltd.	590
Hyundai Capital Services, Inc.	556
Samsung Display Co., Ltd.	538
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	520
Bank of Communications Co., Ltd.	511
Samsung Heavy Industries Co., Ltd.	479
Hyundai Motor Company	436
KT Corporation	433
CJ CheilJedang Corporation	432
China Construction Bank (Asia) Corporation Limited	431
Agricultural Bank of China Limited	426
Hankook Tire Co., Ltd.	403
LG Chem. Ltd.	383
Korean Airlines Co., Ltd.	382
Shinsegae Inc.	379
LS-Nikko Cooper Inc.	353

Total	10,250

(2)	10 Largest Exposures by Group

(As of June 30, 2016)	(Unit: KRW billions)
Borrower	Credit Extended
Hyundai Motor	3,509
Samsung	3,244
SK	1,612
LG	1,417
Hanwha	1,310
Hyundai Heavy Industries	994
Lotte	923
POSCO	819
LS	797
CJ	787

Total	16,083

(3)	Loan Concentration by Industry

(As of June 30, 2016)		(Unit: KRW billions, %)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	38,470	34.9
Real estate	22,196	20.1
Retail and wholesale	15,551	14.1
Hotel, lodging and food service	6,994	6.3
Construction	3,997	3.6
Financial institutions	2,063	1.9
Other	21,010	19.1

Total	110,281	100.0

(4)	Top 20 Borrowers with Non-Performing Loans

(As of June 30, 2016)			(Unit: KRW billions)
Borrower	Industry	Total Credit	Allowance for Loan Losses
A	Construction	99.2	97.2
B	Construction	70.7	69.2
C	Manufacturing	61.5	5.2
D	Shipping	58.8	54.9
E	Shipping	56.2	55.2
F	Shipbuilding	56.2	11.4
G	Real estate and leasing	43.4	4.7
H	Construction	41.2	40.3
I	Construction	40.7	39.0
J	Manufacturing	25.9	25.9
K	Shipping	22.2	19.0
L	Shipping	21.7	18.6
M	Manufacturing	20.2	20.2
N	Arts, sports and recreation related services	16.5	16.5
O	Manufacturing	15.0	4.6
P	Manufacturing	14.2	1.1
Q	Manufacturing	13.2	14.3
R	Hotel, lodging and food service	13.0	0.9
S	Construction	12.4	11.5
T	Manufacturing	12.2	0.7

Total	—	714.4	510.4

E.	Other Undisclosed Matters for the Investors’ Consideration

•	To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 14, 2016	171
July 9, 2016	210

•	In March 2016, Kookmin Bank entered into a land purchase agreement to purchase a site of approximately 4,727 square meters located in Yeoido, Seoul for its new headquarters. Kookmin Bank plans to construct its new headquarters (floor space of approximately 56,000 square meters) by 2020. By centralizing its headquarters functions, Kookmin Bank seeks to reduce rental costs and other intangible losses while achieving synergy among business units located in close proximity.

[KB Kookmin Card]

A.	Major Financial Ratios

(As of June 30, 2016)			(Units: KRW millions, %)
Item			1H 2016	2015	2014
Capital adequacy	Adjusted BIS capital ratio	Adjusted owner’s equity	3,711,002	3,737,877	3,340,568
		Adjusted total assets	14,346,624	15,031,569	14,758,280
		Adjusted capital ratio	25.87	24.87	22.64
	Substandard and below loan ratio	Total sub-standard and below loans	182,443	172,150	206,115
		Total loans	14,657,515	15,208,468	14,843,358
Asset quality		Sub-standard and below loan ratio	1.24	1.13	1.39
	Delinquent loan ratio	Total delinquent loans	193,599	188,919	235,510
		Total loans	14,657,515	15,208,468	14,843,358
		Delinquent loan ratio	1.32	1.24	1.59
Profitability	Return on assets	Adjusted net income	313,576	334,545	342,255
		Adjusted average balance of total assets	15,371,495	15,391,336	14,977,419
		Return on assets	2.04	2.17	2.29
	Return on equity	Adjusted net income	313,576	334,545	342,255
		Owner’s equity	3,810,048	3,683,243	3,662,542
		Return on equity	8.23	9.08	9.34
Liquidity	Local currency liquidity ratio	Current assets in local currency	9,633,524	9,668,360	9,676,433
		Current liabilities in local currency	2,312,781	2,358,479	2,817,040
		Liquidity ratio	416.53	409.94	343.50

1.	Based on K-IFRS financial statements.
2.	Based on <Exhibit 1. Calculation Standards of Measurement Index> of the Enforcement Rules of the Specialized Credit Finance Business Supervision Act.
3.	Substandard and below loans are the sum of substandard, doubtful and estimated loss loans classified in accordance with asset quality classification standards.
4.	Adjusted net income = Net income – Amount transferred to reserves for credit losses – Valuation gain (loss) on loans and financial liabilities.
5.	Adjusted average balance of total assets = Average balance of total assets – Balance of reserves for credit losses – Accumulated unrealized valuation gain (loss) on loans.

B.	Allowance for Loan Losses

			(Units: KRW millions, %)
Classification	Item		Outstanding Loan Amount	Allowance for Loan Losses	Ratio
1H 2016	Loans	Credit card assets	12,555,631	420,276	2.94
		Factoring loans	1,629,355
		General loans	60,580
		Installment financing assets	36,073
	Other assets		586,416	6,476	1.10

	Total		14,868,055	426,752	2.87

2015	Loans	Credit card assets	12,159,150	406,331	2.73
		Factoring loans	2,693,274
		General loans	28,021
		Installment financing assets	374
	Other assets		582,660	5,822	1.00

	Total		15,463,479	412,153	2.67

2016	Loans	Credit card assets	11,650,957	393,419	2.73
		Factoring loans	2,781,546
	Other assets		639,557	4,022	0.63

	Total		15,072,060	397,441	2.64

1.	Loans include deferred loan origination costs and present value discount.

C.	Delinquency Ratios

(As of June 30, 2016)							(Units: KRW millions, %)
			1H 2016		2015		2014
Item			Delinquent Amount	Delinquency Ratio	Delinquent Amount	Delinquency Ratio	Delinquent Amount	Delinquency Ratio
Card assets	Lump sum payment	Individual	10,064	0.64	8,293	0.57	9,829	0.70
		Corporate	7,377	1.34	7,136	1.33	8,525	1.72

		Total	17,441	0.82	15,429	0.77	18,354	0.96

	Installment payment	Individual	25,562	0.87	23,270	0.82	26,662	0.96
		Corporate	1,025	3.51	702	2.73	748	3.66

		Total	26,587	0.90	23,972	0.83	27,410	0.98

	Short-term card loan (cash advances)		25,219	2.72	21,444	2.32	28,823	2.98
	Long-term card loan (card loans)		62,013	1.63	54,087	1.53	58,912	1.93
	Other	Settlement-type partially settled amount	20,564	0.84	18,916	0.76	28,726	1.14
		Agreement to rollover (revolving)	4,350	1.65	4,748	1.66	9,017	2.53
		Other	1,849	3.68	1,372	2.51	1,679	2.65

		Sub-total	26,763	0.97	25,036	0.88	39,422	1.34

	Total card assets		158,023	1.26	139,968	1.15	172,921	1.48

Installment financed assets			—	—	—	—	—	—
Factoring			33,635	2.06	47,499	1.76	60,809	2.17
General loans			774	1.28	197	0.70	—	—

Total (card loans + installment financed assets + factoring + general loans)			192,432	1.35	187,664	1.26	233,730	1.62

1.	Based on accounts delinquent for over one month and excludes accounts receivable and prepaid accounts

[KB Investment & Securities]

A.	Capital Adequacy-related Indicators

(1)	BIS Capital Adequacy Ratios

		(Unit: KRW millions)
Item	1H 2016	2015	2014
Net working capital (A)	496,799	487,469	457,421
Total amount at risk (B)	155,386	150,257	112,442
Net working capital ratio (A/B)	—	324.42%	406.81%
Capital surplus (A-B)	341,413	—	—
Maintenance equity margin (C)	109,550	—	—
Net capital ratio (A-B)/C	311.65%	—	—

1.	2016 onwards uses amended net capital ratio.
2.	Net working capital ratio = net working capital / total amount at risk x 100
3.	Net capital ratio = (net working capital – total amount at risk) / maintenance equity margin x 100
4.	Based on K-IFRS consolidated figures for 2016 and K-IFRS separate figures for 2014 and 2015.

B.	Financial Soundness-related Indicators

(1)	Liquidity Ratios

			(Unit: KRW millions)
Item	2016.6.30	2015.12.31	2014.12.31
Current assets with remaining maturity of less than three months (A)	5,121,008	4,257,903	2,600,265
Current liabilities with remaining maturity of less than three months (B)	3,506,793	3,126,952	2,355,597
Liquidity ratio (A/B)	146.03%	136.17%	110.39%

1.	Based on K-IFRS separate financial statements.

[KB Life Insurance]

A.	Capital Adequacy-related Indicators

(1)	Risk-based Capital Ratio

		(Units: KRW millions, %)
Item	2016.6.30	2015.12.31	2014.12.31
Risk-based capital (A)	651,105	619,703	619,911
Solvency margin (B)	265,746	253,318	250,560
Risk-based capital ratio (A/B)	245.01	244.63	247.41

1.	Based on report to the FSS.

B.	Financial Soundness-related Indicators

(1)	Liquidity Ratios

		(Units: KRW millions, %)
Item	2016.6.30	2015.12.31	2014.12.31
Current assets (A)	753,049	707,234	496,531
Three-month average insurance proceeds (B)	197,451	182,654	145,240
Rolling one year insurance proceeds	789,805	730,617	580,961
Liquidity ratio (A/B x 100)	381.39	387.20	341.87

1.	Based on K-IFRS separate figures.

(2)	Profitability Ratios

			(Unit: %)
Item	2016.6.30	2015.12.31	2014.12.31
ROA	0.24	0.13	0.09
ROE	3.42	1.81	1.15

1.	Based on K-IFRS separate figures.

C.	Financial Soundness-related Indicators

(1)	Weighted Distressed Assets

		(Units: KRW millions, %)
Item	2016.6.30	2015.12.31	2014.12.31
Weighted distressed assets (A)	6,901	6,542	4,010
Assets to be classified according to asset quality (B)	7,547,186	7,275,041	6,649,359
Ratio (A/B)	0.09	0.09	0.06

1.	Based on K-IFRS separate figures.
2.	Assets to be classified according to asset quality: assets to be classified according to asset quality based on Article 7-3(2) of the Regulation on Supervision of Insurance Business.
3.	Risk-weighted assets: sum of 20% of the substandard classified assets according to asset quality among assets to be classified according to asset quality, 50% of assets classified as doubtful and 100% of estimated loss classified assets.

(2)	Risk-weighted Assets

		(Units: KRW millions, %)
Item	2016.6.30	2015.12.31	2014.12.31
Risk-weighted assets (A)	3,308,524	3,058,900	2,464,155
Total assets (B)	7,842,258	7,553,298	6,837,734
Ratio (A/B)	42.19	40.50	36.04

1.	Based on K-IFRS separate figures.
2.	Total assets: Excludes deferred acquisition costs, goodwill and special account assets.

[KB Asset Management]

A.	Capital Adequacy-related Indicators

(1)	BIS Capital Adequacy Ratios

Item	06.2016	2015	2014
Minimum BIS capital ratio	459.74%	573.94%	959.71%

1.	Based on K-IFRS separate financial statements (reported to FSS).

B.	Financial Soundness-related Indicators

(1)	Liquidity Ratios

Item	06.2016	2015	2014
Liquidity ratio	633.95%	534.90%	519.81%

1.	Based on K-IFRS separate figures.

(2)	Profitability Ratios

Item	06.2016	2015	2014
ROA	29.94%	10.39%	20.55%
ROE	39.54%	14.10%	24.56%

1.	Based on K-IFRS separate figures, annualized.

C.	Asset Quality-related Indicators

(1)	Allowance for Loan Loss Ratio

	(Units: KRW millions, %)
Item	2016.6.30	2015.12.31	2014.12.31
Allowance for Loan Loss Ratio	1.44%	1.30%	1.43%

1.	Based on K-IFRS separate financial statements.

[KB Capital]

A.	Capital Adequacy-related Indicators

(1)	BIS Capital Adequacy Ratios

		(Units: KRW millions, %)
Item	1H 2016	2015	2014	2013	2012
Adjusted equity capital (A)	708,425	585,757	472,672	503,908	467,829
Adjusted total assets (B)	6,317,335	5,262,971	3,943,109	3,861,468	3,407,368
Capital adequacy ratio (A/B)	11.21	11.13%	11.99%	13.05%	13.73%

1.	BIS (Bank for International Settlements) capital adequacy ratio = equity capital / risk weighted assets × 100.
2.	KB Capital is a company in the specialized credit finance business and the capital adequacy ratio is adjusted under the FSS Supervisory Regulations.
3.	Based on K-IFRS.

(2)	Changes in Non-performing Loans

					(Units: KRW hundred millions, %)
1H 2016		2015		2014		2016 vs. 2015 Change
NPL balance	Ratio	NPL balance	Ratio	NPL balance	Ratio	NPL balance	Ratio
958	1.53%	1,339	2.53%	1,133	2.85%	-381	-1.00%

1.	NPL balance and ratio is the substandard and below balance and ratio in accordance with the asset quality classification standards of the Specialized Credit Finance Business Supervisory Rules.

(3)	Allowance for Loan Losses

			(Unit: KRW hundred millions)
Item			1H 2016	2015	2014	2013	2012
		General	602	887	820	705	685
	Domestic	Special		—	—	—	—

		Sub-total	602	887	820	705	685

Allowance for Loan Losses		General		—	—	—	—
	Overseas	Special		—	—	—	—

		Sub-total		—	—	—	—

	Total		602	887	820	705	685

Bad debt expenses			225	562	768	647	930

1.	Based on K-IFRS.
2.	Excludes operating lease assets from allowance for loans losses in accordance with the amended Specialized Credit Finance Business Supervisory Rules.
3.	KRW61.3 billion in reserves for loan losses has been accumulated for 1H 2016 in accordance with K-IFRS.

(4)	Entities with Large Amounts of Non-Performing Loans

		(Unit: KRW hundred millions)
Name of Entity	2016 1H NPL Balance	2015 NPL Balance	2014 NPL Balance	2013 NPL Balance
Domestic entities	206	561	336	443
Overseas entities	—	—	—	—

1.	NPL balance is the balance of substandard and below loans of KRW1 billion or more in accordance with the asset quality classification standards of the Specialized Credit Finance Business Supervisory Rules.
2.	Based on report to the FSS.

(5)	Other Significant Matters

1)	Total Credits and Asset Quality Classification

							(Units: KRW millions, %)
Item		2016.6	2016.3	2015.12	2015.9	2015.6	2015.3	2014.12	2014.9	2014.6
By credit	Total credit (A)	6,230,369	5,651,694	5,261,022	4,753,582	4,499,520	4,169,523	3,971,879	3,814,197	3,717,644
	Card	—	—	—	—	—	—	—	—	—
	Installment financing	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768	982,877	1,018,163	1,676,873
	Lease	1,493,203	1,353,701	1,265,494	1,142,486	1,073,952	973,379	874,911	803,839	764,340
	New technology	—	—	—	—	—	—	—	—	—
	Loans	3,134,145	2,987,064	2,796,263	2,540,458	2,386,964	2,206,027	2,056,605	1,920,015	1,200,804
	Other	12,570	7,467	54,420	52,523	55,468	54,349	57,486	72,180	75,627
By asset quality	Normal	6,074,872	5,456,938	5,071,623	4,553,671	4,300,282	3,945,901	3,752,471	3,600,840	3,497,230
	Accumulated allowances	12,072	11,555	11,547	13,510	14,322	13,698	13,522	15,266	15,851
	Allowance ratio	0.20%	0.21%	0.23%	0.30%	0.33%	0.35%	0.36%	0.42%	0.45%
	Cautionary	57,515	56,665	56,213	67,841	83,012	111,059	106,152	81,018	98,318
	Accumulated allowances	4,715	4,495	4,372	5,837	7,657	11,110	11,255	9,945	10,862
	Allowance ratio	8.20%	7.93%	7.78%	8.60%	9.22%	10.00%	10.60%	12.28%	11.05%
	Sub–standard	20,824	30,438	32,000	42,115	27,478	26,762	27,231	63,628	64,916
	Accumulated allowances	4,510	8,141	7,832	10,319	7,473	7,696	7,626	27,136	24,521
	Allowance ratio	21.66%	26.75%	24.48%	24.50%	27.20%	28.76%	28.01%	42.65%	37.77%
	Doubtful recovery	46,189	45,842	49,984	73,174	71,533	69,315	70,258	54,723	46,755
	Accumulated allowances	18,800	18,229	23,887	41,689	41,675	39,744	40,742	27,241	22,010
	Allowance ratio	40.70%	39.77%	47.79%	56.97%	58.26%	57.34%	57.99%	49.78%	47.07%
	Estimated loss	28,514	59,858	51,202	16,780	17,214	16,486	15,767	13,988	10,425
	Accumulated allowances	20,139	49,420	41,109	9,579	10,260	9,560	8,850	9,440	7,594
	Allowance ratio	70.63%	82.56%	80.29%	57.09%	59.60%	57.99%	56.13%	67.48%	72.85%
	Total	6,227,913	5,649,740	5,261,022	4,753,582	4,499,520	4,169,523	3,971,879	3,814,197	3,717,644
	Accumulated allowances	60,235	91,840	88,748	80,934	81,386	81,806	81,995	89,029	80,838
	Allowance ratio	0.97%	1.63%	1.69%	1.70%	1.81%	1.96%	2.06%	2.33%	2.17%
By delinquency	Delinquent amount (B)	73,551	94,086	90,592	76,190	77,701	84,344	83,318	111,230	96,172
	Less than one month	4,946	4,770	4,925	5,140	4,963	5,179	4,914	4,826	5,151
	One month and longer	68,605	89,316	85,667	71,050	72,738	79,166	78,405	106,404	91,021
	Delinquency ratio (B/A)	1.18%	1.66%	1.72%	1.60%	1.73%	2.02%	2.10%	2.92%	2.59%
	Less than one month	0.08%	0.08%	0.09%	0.11%	0.11%	0.12%	0.12%	0.13%	0.14%
	One month and longer	1.10%	1.58%	1.63%	1.49%	1.62%	1.90%	1.97%	2.79%	2.45%

1.	Based on K-IFRS.
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Specialized Credit Finance Business Supervisory Rules.
3.	Leased assets: terminated leases + rental assets.
4.	Reflects non-depreciated balance standard of operating lease assets.
5.	Calculation of accumulated allowance: allowance provisions / (financing leases + operational leases).
6.	Excludes incidental expenses.

2)	Installment Financing Assets

							(Units: KRW millions, %)
Item		2016.6	2016.3	2015.12	2015.9	2015.6	2015.3	2014.12	2014.9	2014.6
By credit	Installment financing assets (A)	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768	982,877	1,018,163	1,676,873
	Durable goods	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768	982,877	1,018,163	1,676,873
	Housing	—	—	—	—	—	—	—	—	—
	Machinery	—	—	—	—	—	—	—	—	—
	Other	—	—	—	—	—	—	—	—	—
By asset quality	Normal	1,563,121	1,273,549	1,116,262	986,974	950,444	896,604	939,889	972,810	1,614,015
	Accumulated allowances	2,184	2,051	2,001	2,423	2,701	2,589	2,887	3,494	4,641
	Allowance ratio	0.14%	0.16%	0.18%	0.25%	0.28%	0.29%	0.31%	0.36%	0.29%
	Cautionary	16,019	17,112	17,287	18,999	19,074	23,993	26,239	26,312	37,594
	Accumulated allowances	875	882	948	1,251	1,663	1,899	2,289	2,770	4,021
	Allowance ratio	5.46%	5.15%	5.49%	6.58%	8.72%	7.91%	8.73%	10.53%	10.70%
	Sub-standard	1,750	1,783	2,247	2,659	3,344	4,395	5,182	6,986	9,359
	Accumulated allowances	373	433	639	789	999	1,338	1,508	2,233	2,774
	Allowance ratio	21.34%	24.30%	28.43%	29.67%	29.86%	30.44%	29.10%	31.96%	29.64%
	Doubtful recovery	8,383	8,460	8,519	8,760	9,219	9,534	10,217	10,500	13,745
	Accumulated allowances	2,938	3,143	3,328	3,545	4,003	4,440	4,967	5,481	6,979
	Allowance ratio	35.04%	37.16%	39.07%	40.46%	43.42%	46.57%	48.61%	52.20%	50.78%
	Estimated loss	1,180	604	529	723	1,056	1,242	1,350	1,554	2,160
	Accumulated allowances	810	296	272	346	648	725	776	847	1,415
	Allowance ratio	68.66%	48.92%	51.48%	47.78%	61.35%	58.36%	57.45%	54.51%	65.48%
	Total	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768	982,877	1,018,163	1,676,873
	Accumulated allowances	7,181	6,805	7,189	8,353	10,014	10,990	12,426	14,825	19,830
	Allowance ratio	0.45%	0.52%	0.63%	0.82%	1.02%	1.17%	1.26%	1.46%	1.18%
By delinquency	Delinquent amount (B)	11,243	11,014	11,842	14,173	14,231	18,409	20,066	24,717	32,639
	Less than one month	745	731	742	896	867	878	955	978	1,169
	One month and longer	10,498	10,283	11,101	13,277	13,363	17,531	19,111	23,739	31,470
	Delinquency ratio (B/A)	0.71%	0.85%	1.03%	1.39%	1.45%	1.97%	2.04%	2.43%	1.95%
	Less than one month	0.05%	0.06%	0.06%	0.09%	0.09%	0.09%	0.10%	0.10%	0.07%
	One month and longer	0.66%	0.79%	0.97%	1.30%	1.36%	1.87%	1.94%	2.33%	1.88%

1.	Based on K-IFRS.
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Specialized Credit Finance Business Supervisory Rules.
3.	Excludes incidental expenses.

3)	Leased Assets

							(Units: KRW millions, %)
Item		2016.6	2016.3	2015.12	2015.9	2015.6	2015.3	2014.12	2014.9	2014.6
Loans (A)		1,493,203	1,353,701	1,265,494	1,142,486	1,073,952	973,379	874,911	803,839	764,340
By asset quality	Normal	1,480,697	1,343,019	1,256,764	1,133,950	1,063,657	956,307	862,002	790,901	751,503
	Accumulated allowances	788	760	733	795	813	853	845	755	756
	Allowance ratio	0.05%	0.06%	0.06%	0.07%	0.08%	0.09%	0.10%	0.10%	0.10%
	Cautionary	7,457	5,406	5,942	4,907	6,997	13,174	8,696	8,826	9,868
	Accumulated allowances	62	59	28	257	127	155	187	182	320
	Allowance ratio	0.83%	1.10%	0.47%	5.24%	1.82%	1.18%	2.15%	2.06%	3.25%
	Sub-standard	2,751	2,666	1,694	1,886	1,931	2,270	2,800	2,924	2,226
	Accumulated allowances	715	1,860	430	463	538	547	628	752	538
	Allowance ratio	25.98%	69.77%	25.41%	24.56%	27.87%	24.08%	22.44%	25.72%	24.19%
	Doubtful recovery	1,926	2,464	1,029	1,164	1,172	1,573	1,344	916	595
	Accumulated allowances	1,427	706	620	413	464	762	637	684	473
	Allowance ratio	74.11%	28.67%	60.25%	35.46%	39.57%	48.43%	47.39%	74.75%	79.52%
	Estimated loss	372	146	65	580	196	55	70	271	148
	Accumulated allowances	206	29	9	321	58	8	12	181	72
	Allowance ratio	55.56%	19.73%	13.23%	55.41%	29.68%	13.61%	17.73%	66.60%	48.40%
	Total	1,493,203	1,353,701	1,265,494	1,142,486	1,073,952	973,379	874,911	803,839	764,340
	Accumulated allowances	3,199	3,414	1,820	2,249	2,000	2,324	2,310	2,555	2,159
	Allowance ratio	0.21%	0.25%	0.14%	0.20%	0.19%	0.24%	0.26%	0.32%	0.28%
By delinquency	Delinquent amount (B)	3,413	3,138	2,842	4,065	4,185	4,596	5,153	5,591	5,209
	Less than one month	139	104	90	233	119	140	115	125	136
	One month and longer	3,274	3,035	2,753	3,831	4,066	4,456	5,039	5,466	5,073
	Delinquency ratio (B/A)	0.23%	0.23%	0.22%	0.36%	0.39%	0.47%	0.59%	0.70%	0.68%
	Less than one month	0.01%	0.01%	0.01%	0.02%	0.01%	0.01%	0.01%	0.02%	0.02%
	One month and longer	0.22%	0.22%	0.22%	0.34%	0.38%	0.46%	0.58%	0.68%	0.66%

1.	Based on K-IFRS.
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Specialized Credit Finance Business Supervisory Rules.
3.	Excludes incidental expenses.

4)	Loans

							(Units: KRW millions, %)
Item		2016.6	2016.3	2015.12	2015.9	2015.6	2015.3	2014.12	2014.9	2014.6
Leased assets (A)		3,134,145	2,987,064	2,796,263	2,540,458	2,386,964	2,206,027	2,056,605	1,920,015	1,200,804
By asset quality	Normal	3,022,314	2,834,071	2,645,444	2,381,315	2,231,859	2,039,641	1,894,298	1,765,868	1,057,084
	Accumulated allowances	8,955	8,627	8,683	10,153	10,657	10,113	9,632	10,838	10,265
	Allowance ratio	0.30%	0.30%	0.33%	0.43%	0.48%	0.50%	0.51%	0.61%	0.97%
	Cautionary	34,023	34,136	32,966	43,922	56,906	73,869	71,187	45,864	50,818
	Accumulated allowances	3,648	3,432	3,279	4,187	5,705	8,805	8,553	6,739	6,259
	Allowance ratio	10.72%	10.05%	9.95%	9.53%	10.03%	11.92%	12.02%	14.69%	12.32%
	Sub-standard	16,269	25,944	28,031	37,551	22,180	20,076	19,237	53,599	53,211
	Accumulated allowances	3,411	5,839	6,758	9,063	5,931	5,808	5,487	24,127	21,184
	Allowance ratio	20.97%	22.50%	24.11%	24.13%	26.74%	28.93%	28.52%	45.01%	39.81%
	Doubtful recovery	34,866	34,054	39,570	62,524	60,405	57,542	58,008	42,678	31,776
	Accumulated allowances	13,477	13,415	18,719	37,159	36,608	34,017	34,606	20,588	14,067
	Allowance ratio	38.63%	39.39%	47.31%	59.43%	60.60%	59.12%	59.66%	48.24%	44.27%
	Estimated loss	26,653	58,859	50,252	15,146	15,614	14,899	13,876	12,006	7,915
	Accumulated allowances	18,812	48,845	40,472	8,582	9,205	8,537	7,590	8,255	5,906
	Allowance ratio	70.58%	82.99%	80.54%	56.66%	58.95%	57.30%	54.70%	68.76%	74.62%
	Total	3,134,145	2,987,064	2,796,263	2,540,458	2,386,964	2,206,027	2,056,605	1,920,015	1,200,804
	Accumulated allowances	48,304	80,157	77,910	69,143	68,106	67,281	65,869	70,548	57,681
	Allowance ratio	1.54%	2.68%	2.79%	2.72%	2.85%	3.05%	3.20%	3.67%	4.80%
By delinquency	Delinquent amount (B)	58,277	79,455	75,365	57,504	58,842	60,912	57,639	80,475	57,877
	Less than one month	4,035	3,928	4,072	3,998	3,952	4,152	3,823	3,718	3,824
	One month and longer	54,243	75,527	71,293	53,506	54,889	56,760	53,816	76,757	54,053
	Delinquency ratio (B/A)	1.86%	2.66%	2.70%	2.26%	2.64%	2.76%	2.80%	4.19%	4.82%
	Less than one month	0.13%	0.13%	0.15%	0.16%	0.18%	0.19%	0.19%	0.19%	0.32%
	One month and longer	1.73%	2.53%	2.55%	2.11%	2.46%	2.57%	2.62%	4.00%	4.50%

1.	Based on K-IFRS.
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Specialized Credit Finance Business Supervisory Rules.
3.	Excludes incidental expenses.

[KB Savings Bank]

A.	Capital Adequacy-related Indicators

(1)	BIS Capital Adequacy Ratios

			(Units: KRW millions, %)
Item	2016.06.30	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Equity capital (A)	122,382	116,785	91,855	66,256	70,722
Risk-weighted assets (B)	753,252	621,276	509,530	382,843	396,432
Capital adequacy ratio (A/B)	16.25	18.80	18.03	17.31	17.84

1.	Based on K-GAAP.
2.	BIS (Bank for International Settlements) capital adequacy ratio = equity capital / risk weighted assets × 100.
3.	Based on the Mutual Savings Bank Supervisory Business Enforcement Detailed Rules.
4.	KB Savings Bank starts with 2014.12.31 as it merged with Yehansoul Savings Bank as of January 13, 2014.

B.	Financial Soundness-related Indicators

(1)	Liquidity Ratios

				(Unit: KRW millions, %)
Item	2016.06.30	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Current assets (A)	240,377	231,543	250,329	188,532	289,655
Current liabilities (B)	205,322	142,787	130,849	85,986	94,501
Liquidity ratio (A/B)	117.07	162.16	191.31	219.26	306.51

1.	Based on K-GAAP.
2.	KB Savings Bank starts with 2014.12.31 as it merged with Yehansoul Savings Bank as of January 13, 2014.

(2)	Profitability Ratios

				(Units: KRW millions, %)
Item	2016.06.30	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Return on assets (ROA)	0.89	2.61	(1.94)	(0.05)	(3.57)
Return on equity (ROE)	4.79	12.89	(9.23)	(0.20)	(20.86)
Cost-asset ratio	2.33	2.32	2.96	2.62	1.76
Revenue-cost ratio	81.10	65.03	79.33	88.17	105.20

1.	Based on K-IFRS.
2.	KB Savings Bank starts with 2014.12.31 as it merged with Yehansoul Savings Bank as of January 13, 2014.

C.	Asset Quality-related Indicators

(1)	Allowance for Loan Loss Ratio

				(Units: KRW millions, %)
Item	2016.06.30	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Total credits (A)	784,053	648,417	511,919	395,995	360,512
Allowance for loan losses	38,235	39,506	45,075	46,286	36,949
Allowance for loan loss ratio	4.88	6.09	8.81	11.69	10.25

1.	Based on K-GAAP.
2.	Loans among the total credits above are based on amounts prior to set off of allowance for loan losses; loans at the time of acquisition are valued at fair value and are set off against allowance for loan losses until they are removed from the books and records.
3.	KB Savings Bank starts with 2014.12.31 as it merged with Yehansoul Savings Bank as of January 13, 2014.

(2)	Substandard and Below Loan Ratio

				(Unit: KRW millions, %)
Item	2016.06.30	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Substandard and below loans (A)	60,019	66,502	97,482	102,399	83,814
Total credit balance (B)	784,053	648,417	511,919	395,995	360,512
Substandard and below loan ratio (A/B)	7.65	10.26	19.04	25.86	23.25

1.	Based on K-GAAP.
2.	Substandard and below loans are calculated under Article 38(1) of the Mutual Savings Bank Supervision Regulations.
3.	KB Savings Bank starts with 2014.12.31 as it merged with Yehansoul Savings Bank as of January 13, 2014.

[KB Real Estate Trust]

A.	Capital Adequacy-related Indicators

(1)	BIS Capital Adequacy Ratios

		(Units: KRW millions, %)
Item	2016.06.30	2015.12.31	2014.12.31
Net working capital (A)	157,327	190,451	170,845
Total amount at risk (B)	8,526	7,824	12,089
Net working capital ratio (A/B)	1,845.3	2,434.3	1,413.2

1.	Based on K-IFRS.
2.	Total amount at risk = market risk amount + credit risk amount + operational risk amount.
3.	Net working capital ratio = (net working capital – total amount at risk) x 100; financial investment businesses are legally obligated to maintain a certain (150%) net working capital ratio.

B.	Financial Soundness-related Indicators

(1)	Local Currency Liquidity Ratios

		(Units: KRW millions, %)
Item	2016.06.30	2015.12.31	2014.12.31
Local currency current assets (A)	61,213	112,378	66,470
Local currency current liabilities (B)	10,979	3,586	3,820
Local currency liquidity ratio (A/B)	557.6	3,133.5	1,739.9

1.	Based on K-IFRS.
2.	Local currency liquidity ratio = local currency current assets (less than three months) / local currency current liabilities (less than three months) x 100.

(2)	Debt-to-Equity Ratio

		(Unit: KRW millions, %)
Item	2016.06.30	2015.12.31	2014.12.31
Total debt	27,490	20,482	20,930
Total equity	170,073	203,338	183,958
Debt-to-equity ratio	16.2	10.1	11.4

1.	Based on K-IFRS.
2.	Percentage of debt compared to equity of financial investment businesses.

C.	Asset Quality-related Indicators

(1)	Substandard and Below Loan Ratio

		(Units: KRW millions, %)
Item	2016.06.30	2015.12.31	2014.12.31
Substandard and below loans	13,801	12,469	61,241
Loans subject to asset quality classification	24,839	38,094	100,403
Substandard and below loan ratio	55.6	32.7	61.0

1.	Based on K-IFRS.
2.	Substandard and below loans = substandard loans + doubtful loans + estimated loss loans.
3.	Substandard and below loan ratio = substandard and below loans / loans subject to asset quality classification x 100.

III.	FINANCIAL MATTERS OF THE COMPANY

1.	Summary Financial Data

A.	Summary Consolidated Statements of Financial Position

(Unit: KRW millions)

Classification	As of June 30, 2016	As of December 31, 2015	As of December 31, 2014
ASSETS
Cash and due from financial institutions	15,743,389	16,316,066	15,423,847
Financial assets at fair value through profit and loss	13,683,004	11,174,064	10,757,910
Derivative financial assets	2,320,606	2,278,112	1,968,190
Loans	253,085,076	245,005,370	231,449,653
Financial investments	39,674,525	39,136,759	34,960,620
Investments in associates	3,023,805	1,737,840	670,332
Property and equipment	3,259,369	3,287,383	3,082,985
Investment property	204,069	211,815	377,544
Intangible assets	475,306	466,828	488,922
Current income tax assets	15,213	18,525	306,313
Deferred income tax assets	5,416	8,373	15,562
Assets held for sale	55,374	48,628	70,357
Other assets	11,652,970	9,375,704	8,783,473

Total assets	343,198,122	329,065,467	308,355,708

LIABILITIES
Financial liabilities at fair value through profit and loss	3,554,013	2,974,604	1,818,968
Derivative financial liabilities	2,371,113	2,325,756	1,797,390
Deposits	231,608,572	224,268,185	211,549,121
Debts	15,317,722	16,240,743	15,864,500
Debentures	33,772,246	32,600,603	29,200,706
Provisions	572,180	607,860	614,347
Net defined benefit liabilities	170,776	73,197	75,684
Current income tax liabilities	227,328	30,920	231,907
Deferred income tax liabilities	193,120	179,243	93,211
Other liabilities	25,827,401	20,861,634	19,597,202

Total liabilities	313,614,471	300,162,745	280,843,036

EQUITY
Equity attributable to shareholders of the company	29,342,327	28,680,621	27,315,092
Capital stock	1,931,758	1,931,758	1,931,758
Capital surplus	15,854,505	15,854,510	15,854,510
Accumulated other comprehensive income	645,219	430,244	461,679
Retained earnings	11,210,851	10,464,109	9,067,145
Treasury shares	(300,006)	—	—
Non-controlling interests	241,324	222,101	197,580

Total equity	29,583,651	28,902,722	27,512,672

Total liabilities and equity	343,198,122	329,065,467	308,355,708

Number of consolidated companies	91	83	112

B.	Summary Consolidated Statements of Comprehensive Income

(Unit: KRW millions)

Classification	Six-Month Period Ended June 30, 2016	Six-Month Period Ended June 30, 2015	2015	2014
Net interest income	3,050,925	3,084,478	6,203,199	6,415,775
Net fee and commission income	732,439	776,151	1,534,983	1,382,729
Net gains on financial assets/liabilities at fair value through profit or loss	119,853	205,818	359,727	439,198
Net other operating income (expenses)	(173,671)	(228,597)	(715,960)	(1,040,909)
General and administrative expenses	(2,123,101)	(2,445,451)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	1,606,445	1,392,399	2,858,365	3,187,099
Provision for credit losses	(313,500)	(458,613)	(1,037,231)	(1,227,976)
Net operating profit	1,292,945	933,786	1,821,134	1,959,123
Net non-operating income (expenses)	177,215	232,478	343,561	(57,698)
Profit before income tax	1,470,160	1,166,264	2,164,695	1,901,425
Income tax expense	(320,543)	(214,593)	(437,389)	(486,314)
Profit for the period	1,149,617	951,671	1,727,306	1,415,111
Other comprehensive income (loss) for the period, net of tax	215,104	30,241	(31,262)	123,863
Total comprehensive income for the period	1,364,721	981,912	1,696,044	1,538,974
Profit attributable to:
Shareholders of the parent company	1,125,367	936,694	1,698,318	1,400,722
Non-controlling interests	24,250	14,977	28,988	14,389
Total comprehensive income for the period attributable to:
Shareholders of the parent company	1,340,342	967,073	1,666,883	1,526,089
Non-controlling interests	24,379	14,839	29,161	12,885
Earnings per share:
Basic earnings per share (KRW)	2,944	2,424	4,396	3,626
Diluted earnings per share (KRW)	2,931	2,415	4,376	3,611

C.	Summary Separate Statements of Financial Position

(Unit: KRW millions)

Classification	As of June 30, 2016	As of December 31, 2015	As of December 31, 2014
ASSETS
Cash and due from financial institutions	33,280	324,947	30,739
Financial assets at fair value through profit or loss	201,843	99,118	—
Loans	—	—	10,000
Investments in subsidiaries	18,557,566	18,557,566	18,557,566
Investments in associates	2,232,915	883,065	—
Property and equipment	479	578	514
Intangible assets	8,348	8,428	8,684
Deferred income tax assets	2,666	4,515	4,089
Other assets	297,786	137,954	598,929

Total assets	21,334,883	20,016,171	19,210,521

LIABILITIES
Debt	85,000	—	—
Debentures	2,745,173	1,647,117	628,837
Net defined benefit liabilities	1,721	591	803
Current income tax liabilities	210,761	17,178	222,639
Other liabilities	89,526	123,281	71,568

Total liabilities	3,132,181	1,788,167	923,847

EQUITY
Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive loss	(5,035)	(4,979)	(4,238)
Retained earnings	3,062,176	2,787,416	2,845,345
Treasury shares	(300,006)	—	—

Total equity	18,202,702	18,228,004	18,286,674

Total liabilities and equity	21,334,883	20,016,171	19,210,521

Evaluation method for investment securities of subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

D.	Summary Separate Statements of Income

(Unit: KRW millions)

Classification	Six-Month Period Ended June 30, 2016	Six-Month Period Ended June 30, 2015	2015	2014
Net interest expense	(21,961)	(9,492)	(25,744)	(16,758)
Net fee and commission expense	(3,076)	(2,872)	(8,228)	(6,658)
Net gains on financial assets at fair value through profit or loss	5,693	(52)	1,658	—
Net other operating income	694,908	315,527	315,527	493,782
General and administrative expenses	(19,754)	(19,432)	(39,916)	(36,342)
Operating profit before provision for credit losses	655,810	283,679	243,297	434,024
Provision for credit losses	—	—	—	—
Operating profit	655,810	283,679	243,297	434,024
Net non-operating income (expense)	(558)	187	(62)	(473)
Profit before income tax	655,252	283,866	243,235	433,551
Income tax benefit (expense)	(1,867)	(61)	190	(600)
Profit for the period	653,385	283,805	243,425	432,951
Other comprehensive loss for the period, net of tax	(56)	(41)	(741)	(1,523)
Total comprehensive income for the period	653,329	283,764	242,684	431,428
Earnings per share:
Basic earnings per share (KRW)	1,709	735	630	1,121
Diluted earnings per share (KRW)	1,702	732	627	1,116

2.	Consolidated Financial Statements

A.	Consolidated Statements of Financial Position

(Unit: KRW millions)

Classification	As of June 30, 2016		As of December 31, 2015		As of December 31, 2014
ASSETS
Cash and due from financial institutions	15,743,389		16,316,066		15,423,847
Financial assets at fair value through profit and loss	13,683,004		11,174,064		10,757,910
Derivative financial assets	2,320,606		2,278,112		1,968,190
Loans	253,085,076		245,005,370		231,449,653
Financial investments	39,674,525		39,136,759		34,960,620
Investments in associates	3,023,805		1,737,840		670,332
Property and equipment	3,259,369		3,287,383		3,082,985
Investment property	204,069		211,815		377,544
Intangible assets	475,306		466,828		488,922
Current income tax assets	15,213		18,525		306,313
Deferred income tax assets	5,416		8,373		15,562
Assets held for sale	55,374		48,628		70,357
Other assets	11,652,970		9,375,704		8,783,473
Total assets		343,198,122		329,065,467		308,355,708
LIABILITIES
Financial liabilities at fair value through profit and loss	3,554,013		2,974,604		1,818,968
Derivative financial liabilities	2,371,113		2,325,756		1,797,390
Deposits	231,608,572		224,268,185		211,549,121
Debts	15,317,722		16,240,743		15,864,500
Debentures	33,772,246		32,600,603		29,200,706
Provisions	572,180		607,860		614,347
Net defined benefit liabilities	170,776		73,197		75,684
Current income tax liabilities	227,328		30,920		231,907
Deferred income tax liabilities	193,120		179,243		93,211
Other liabilities	25,827,401		20,861,634		19,597,202
Total liabilities		313,614,471		300,162,745		280,843,036
EQUITY
Equity attributable to shareholders of the company	29,342,327		28,680,621		27,315,092
Capital Stock	1,931,758		1,931,758		1,931,758
Capital surplus	15,854,505		15,854,510		15,854,510
Accumulated other comprehensive income	645,219		430,244		461,679
Retained earnings	11,210,851		10,464,109		9,067,145
Treasury shares	(300,006)		—		—
Non-controlling interests	241,324		222,101		197,580
Total equity		29,583,651		28,902,722		27,512,672
Total liabilities and equity		343,198,122		329,065,467		308,355,708

B.	Consolidated Statements of Comprehensive Income

(Unit: KRW millions)

Classification	Six-Month Period Ended June 30, 2016		Six-Month Period Ended June 30, 2015		2015		2014
Net interest income		3,050,925		3,084,478		6,203,199		6,415,775
Interest income	4,930,908		5,297,475		10,375,823		11,635,296
Interest expense	(1,879,983)		(2,212,997)		(4,172,624)		(5,219,521)
Net fee and commission income		732,439		776,151		1,534,983		1,382,729
Fee and commission income	1,479,541		1,475,342		2,971,095		2,666,185
Fee and commission expense	(747,102)		(699,191)		(1,436,112)		(1,283,456)
Net gains on financial assets/liabilities at fair value through profit or loss		119,853		205,818		359,727		439,198
Net other operating income (expenses)		(173,671)		(228,597)		(715,960)		(1,040,909)
General and administrative expenses		(2,123,101)		(2,445,451)		(4,523,584)		(4,009,694)
Operating profit before provision for credit losses		1,606,445		1,392,399		2,858,365		3,187,099
Provision for credit losses		(313,500)		(458,613)		(1,037,231)		(1,227,976)
Net operating income		1,292,945		933,786		1,821,134		1,959,123
Net non-operating income		177,215		232,478		343,561		(57,698)
Share of profit (loss) of associates	160,333		17,409		203,097		13,428
Net other non-operating income	16,882		215,069		140,464		(71,126)
Profit before income tax		1,470,160		1,166,264		2,164,695		1,901,425
Income tax expense		(320,543)		(214,593)		(437,389)		(486,314)
Profit for the period		1,149,617		951,671		1,727,306		1,415,111
Other comprehensive income (loss) of the period, net of tax		215,104		30,241		(31,262)		123,863
Items that will not be reclassified to profit or loss		(4,852)		(3,906)		(22,906)		(99,594)

Remeasurements of net defined benefit liabilities	(5,051)		(3,906)		(22,906)		(99,594)
Share of other comprehensive income of associates	199		—		—		—
Items that may be reclassified subsequently to profit or loss		219,956		34,147		(8,356)		223,457
Exchange differences on translating foreign operations	(8,303)		14,790		45,143		17,280
Valuation gains (losses) on financial investments	143,046		27,112		(28,969)		248,880
Shares of other comprehensive income of associates	87,998		2,232		222		(32,206)
Cash flow hedges	(1,447)		(2,483)		725		(10,497)
Losses on hedges of a net investment in a foreign operation	(1,338)		(7,504)		(25,477)		—
Total comprehensive income for the period		1,364,721		981,912		1,696,044		1,538,974
Profit attributable to:		1,149,617		951,671		1,727,306		1,415,111
Shareholders of the parent company	1,125,367		936,694		1,698,318		1,400,722
Non-controlling interests	24,250		14,977		28,988		14,389
Total comprehensive income for the period attributable to:		1,364,721		981,912		1,696,044		1,538,974
Shareholders of the parent company	1,340,342		967,073		1,666,883		1,526,089
Non-controlling interests	24,379		14,839		29,161		12,885
Earnings per share:
Basic earnings per share (KRW)		2,944		2,424		4,396		3,626
Diluted earnings per share (KRW)		2,931		2,415		4,376		3,611

C.	Consolidated Statements of Changes in Equity

(Unit: KRW millions)

Classification	Equity attributable to shareholders of the parent company					Non- controlling Interest	Total Equity
	Share Capital	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Shares
Balance at January 1, 2014	1,931,758	15,854,605	336,312	7,859,599	—	—	25,982,274
Comprehensive income
Profit for the year	—	—	—	1,400,722	—	14,389	1,415,111
Remeasurements of net defined benefit liabilities	—	—	(98,291)	—	—	(1,303)	(99,594)
Exchange differences on translating foreign operations	—	—	17,280	—	—	—	17,280
Change in value of financial investments	—	—	248,843	—	—	37	248,880
Shares of other comprehensive income of associates	—	—	(32,206)	—	—	—	(32,206)
Cash flow hedges	—	—	(10,259)	—	—	(238)	(10,497)
Transactions with shareholders
Dividends paid to shareholders of the parent company	—	—	—	(193,176)	—	—	(193,176)
Changes in interest in subsidiaries	—	(95)	—	—	—	184,695	184,600
Balance at December 31, 2014	1,931,758	15,854,510	461,679	9,067,145	—	197,580	27,512,672
Balance at January 1, 2015	1,931,758	15,854,510	461,679	9,067,145	—	197,580	27,512,672
Comprehensive income
Profit for the year	—	—	—	1,698,318	—	28,988	1,727,306
Remeasurements of net defined benefit liabilities	—	—	(23,062)	—	—	156	(22,906)
Exchange differences on translating foreign operations	—	—	45,143	—	—	—	45,143
Change in value of financial investments	—	—	(28,862)	—	—	(107)	(28,969)
Shares of other comprehensive income of associates	—	—	222	—	—	—	222
Cash flow hedges	—	—	601	—	—	124	725
Losses on hedges of a net investment in foreign operation	—	—	(25,477)	—	—	—	(25,477)
Transactions with shareholders
Dividends paid to shareholders of the parent company	—	—	—	(301,354)	—	(4,640)	(305,994)
Balance at December 31, 2015	1,931,758	15,854,510	430,244	10,464,109	—	222,101	28,902,722
Balance at January 1, 2015	1,931,758	15,854,510	461,679	9,067,145	—	197,580	27,512,672
Comprehensive income
Profit for the period	—	—	—	936,694	—	14,977	951,671
Remeasurements of net defined benefit liabilities	—	—	(3,859)	—	—	(47)	(3,906)
Exchange differences on translating foreign operations	—	—	14,790	—	—	—	14,790
Change in value of financial investments	—	—	27,203	—	—	(91)	27,112

Shares of other comprehensive income of associates	—	—	2,232	—	—	—	2,232
Cash flow hedges	—	—	(2,483)	—	—	—	(2,483)
Losses on hedges of a net investment in a foreign operation	—	—	(7,504)	—	—	—	(7,504)
Transactions with shareholders
Dividends paid to shareholders of the parent company	—	—	—	(301,354)	—	(4,640)	(305,994)
Balance at June 30, 2015 (Unaudited)	1,931,758	15,854,510	492,058	9,702,485	—	207,779	28,188,590
Balance at January 1, 2016	1,931,758	15,854,510	430,244	10,464,109	—	222,101	28,902,722
Comprehensive income
Profit for the period	—	—	—	1,125,367	—	24,250	1,149,617
Remeasurements of net defined benefit liabilities	—	—	(4,999)	—	—	(52)	(5,051)
Exchange differences on translating foreign operations	—	—	(8,303)	—	—	—	(8,303)
Change in value of financial investments	—	—	142,985	—	—	61	143,046
Shares of other comprehensive income of associates	—	—	88,197	—	—	—	88,197
Cash flow hedges	—	—	(1,567)	—	—	120	(1,447)
Losses on hedges of a net investment in a foreign operation	—	—	(1,338)	—	—	—	(1,338)
Transactions with shareholders
Dividends paid to shareholders of the parent company	—	—	—	(378,625)	—	(5,156)	(383,781)
Acquisition of treasury shares	—	—	—	—	(300,006)	—	(300,006)
Changes in interest in subsidiaries	—	(5)	—	—	—	—	(5)
Balance at June 30, 2016 (Unaudited)	1,931,758	15,854,505	645,219	11,210,851	(300,006)	241,324	29,583,651

D.	Consolidated Statements of Cash Flows

(Unit: KRW millions)

Classification	Six-Month Period Ended June 30, 2016		Six-Month Period Ended June 30, 2015		2015		2014
Net cash inflow from operating activities		2,456,186		107,187		2,193,631		3,276,746
Profit for the period	1,149,617		951,671		1,727,306		1,415,111
Adjustment for non-cash items	710,075		898,787		2,533,270		2,803,593
Net gain on financial assets/liabilities at fair value through profit or loss	(83,130)		(58,795)		(63,319)		(151,483)
Net loss (gain) on derivative financial instruments for hedging purposes	(58,114)		16,720		47,466		27,088
Adjustment of fair value of derivative financial instruments	(1,419)		1,775		1,771		(2,040)
Provision for credit loss	313,500		458,613		1,037,231		1,227,976
Net loss(gain) on financial investments	(133,357)		(134,126)		(166,911)		109,461
Share of profit of associates	(160,333)		(17,409)		(203,097)		(13,428)
Depreciation and amortization expense	122,447		121,291		257,457		261,197
Other net losses on property and equipment/intangible assets	4,964		478		9,458		41,115
Share-based payments	8,350		10,630		17,429		11,422
Policy reserve appropriation	257,502		281,303		659,501		666,155
Post-employment benefits	95,149		93,550		187,882		166,671
Net interest expense	193,142		236,681		431,157		360,500
Loss(gain) on foreign currency translation	92,191		(137,709)		228,727		116,035
Net other expense	59,183		25,785		88,518		(17,076)
Changes in operating assets and liabilities	596,494		(1,743,271)		(2,066,945)		(941,958)
Financial asset at fair value through profit or loss	(1,462,809)		613,370		(418,431)		(1,364,780)
Derivative financial instruments	20,112		113,500		124,687		104,333
Loans	(8,281,253)		(3,388,006)		(14,847,214)		(10,027,349)
Current income tax assets	3,311		271,864		287,788		40,597
Deferred income tax assets	4,084		7,643		9,223		(140)
Other assets	(989,926)		(5,381,493)		(682,627)		427,501
Financial liabilities at fair value through profit or loss	589,786		861,214		1,296,333		704,389
Deposits	7,115,206		752,574		12,602,806		10,668,675
Deferred income tax liabilities	(30,328)		(17,579)		105,752		(27,242)
Other liabilities	3,628,311		4,423,642		(545,262)		(1,467,942)

Net cash outflow from investing activities		(1,736,698)		(226,982)		(5,075,330)		(1,684,297)
Disposal of financial investments	17,239,994		11,934,840		21,648,312		19,632,047
Acquisition of financial investments	(17,287,082)		(13,163,881)		(25,688,235)		(19,463,101)
Disposal in investments in associates	81,409		26,908		40,350		81,321
Acquisition of investments in associates	(1,353,719)		(653,496)		(904,399)		(17,650)
Disposal of property and equipment	377		573		2,951		223
Acquisition of property and equipment	(69,258)		(46,511)		(229,210)		(202,007)
Acquisition of investment property	(479)		—		(4,289)		(211,995)
Disposal of intangible assets	4,847		3,620		3,761		4,590
Acquisition of intangible assets	(42,331)		(9,400)		(52,126)		(30,755)
Business combination, net of cash acquired	—		—		—		(266,899)
Others	(310,456)		1,680,365		107,555		(1,210,071)
Net cash inflow (outflow) from financing activities		(526,293)		1,256,661		3,255,265		(755,066)
Net cash flows from derivative financial instruments for hedging purposes	12,595		(8,968)		(61,543)		(204,563)
Net increase (decrease) in debts	(1,205,246)		356,618		178,497		1,129,837
Increase in debentures	46,327,221		27,594,578		80,263,530		43,135,390
Decrease in debentures	(45,191,919)		(26,635,864)		(77,062,704)		(43,816,790)
Increase in other payables from trust accounts	249,480		10,851		242,827		124,904
Dividends paid to shareholders of the parent company	(378,625)		(301,354)		(301,354)		(193,176)
Dividends paid to non-controlling interests	(5,156)		(4,640)		(4,640)		—
Changes in interest in subsidiaries	—		—		—		(95)
Acquisition of treasury shares	(300,006)		—		—		—
Others	(34,637)		245,440		652		(930,573)
Effect of exchange rate changes on cash and cash equivalents		81,259		10,091		65,557		12,227
Net increase in cash and cash equivalents		274,454		1,146,957		439,123		849,610
Cash and cash equivalents at the beginning of the period		7,457,919		7,018,796		7,018,796		6,169,186
Cash and cash equivalents at the end of the period		7,732,373		8,165,753		7,457,919		7,018,796

3.	Notes to Consolidated Financial Statements

1.	The Company

KB Financial Group (the “Company”) was incorporated on September 29, 2008, under the Financial Holding Company Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Company”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016.

The Company’s share capital as of June 30, 2016, is KRW1,931,758 million. The Company has been listed on the Korea Exchange since October 10, 2008 and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2.	Basis of Preparation

(1)	Application of Korean IFRS

The Company’s consolidated financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.(4).

The Company’s interim consolidated financial statements as of and for the six-month period ended June 30, 2016, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of June 30, 2016.

The Company newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2016, and this application does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1028, Investments in Associates and Joint Ventures, and Korean IFRS 1112, Disclosures of Interests in Other Entities: Exemption for consolidation of investee

•	Amendment to Korean IFRS 1111, Joint Arrangements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial year beginning January 1, 2016, and not early adopted are enumerated below.

•	Korean IFRS 1109, Financial Instruments

The new standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model and changes in those expected credit losses are recognized in profit or loss. This amendment has been partially reflected, which is consistent with the risk management of companies for hedge accounting. The new standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Company is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new standard for the recognition of revenue issued in December 2015 will replace Korean IFRS 1018, Revenue, Korean IFRS 1011, Construction Contracts and related Interpretations. Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Company is in the process of determining the effects resulting from the adoption of the new standard. The financial statements of KB Insurance Co., Ltd., which classified as an associate as of June 30 2015, has been restated for the six-month period ended June 30, 2015. Therefore, the Company has adjusted KB Insurance Co., Ltd.’s gain on investment in associate and restated interim consolidated statements of comprehensive income for the six-month period ended June 30, 2015. The Company’s adjustments are as follows:

(Unit: KRW millions)

Type	Amounts before reflecting adjustment	Adjustment amounts	Amounts after reflecting adjustment
Gain (loss) on investment in associate	27,837	(10,428)	17,409
Profit attributable to shareholders of the Company	944,599	(7,905)	936,694
Basic earnings per share	2,445	(21)	2,424
Diluted earnings per share	2,435	(20)	2,415

(2)	Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

(3)	Functional and Presentation Currency

Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in KRW, which is the Company’s functional and presentation currency.

(4)	Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3.	Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.(1) and the following paragraph.

(1)	Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4.	Financial Risk Management

(1)	Summary

1)	Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk and operational risk have been recognized as the Company’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

2)	Risk Management Organization

•	Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

•	Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

•	Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Company’s economic capital limit and managing detailed policies, procedures and working processes relating to the Company’s risk management.

(2)	Credit Risk

1)	Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

2)	Credit Risk Management

The Company measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Company manages credit risk by allocating credit risk economic capital limits.

In addition, the Company controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Company has organized a credit risk management team that focuses on credit risk management in accordance with the Company’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

3)	Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Financial assets
Due from financial institutions	12,888,357	13,844,754
Financial assets at fair value through profit or loss
Financial assets held for trading[1]	11,635,578	9,393,203
Financial assets designated at fair value through profit or loss	1,205,400	943,432
Derivatives	2,320,606	2,278,112
Loans[2]	253,085,076	245,005,370
Financial investments
Available-for-sale financial assets	20,118,019	21,610,663
Held-to-maturity financial assets	12,989,397	14,149,528
Other financial assets[2]	10,181,336	7,907,940

Subtotal	324,423,769	315,133,002

Off-balance sheet items
Acceptances and guarantees contracts	8,441,021	8,932,463
Financial guarantee contracts	4,003,028	4,021,013
Commitments	96,271,410	97,602,903

Subtotal	108,715,459	110,556,379

Total	433,139,228	425,689,381

1.	Financial instruments indexed to the price of gold amounting to KRW70,607 million and KRW69,060 million as of June 30, 2016 and December 31, 2015, respectively, are included.
2.	Loans and other financial assets are net of allowance.

4)	Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loan carried at amortized cost when there is any objective indication of impairment. Impairment loss is defined as incurred loss in accordance with Korean IFRS; therefore, a loss that might be occur due to a future event is not recognized in spite of its likelihood. The Company measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

Loans as of June 30, 2016 and December 31, 2015, are classified as follows:

							(Unit: KRW millions)
Loans	June 30, 2016
	Retail		Corporate		Credit card		Total
	Amount	%	Amount	%	Amount	%	Amount	%
Neither past due nor impaired	126,562,960	98.71	112,504,686	98.15	11,992,094	95.69	251,059,740	98.31
Past due but not impaired	1,068,011	0.83	254,511	0.22	252,183	2.01	1,574,705	0.62
Impaired	580,766	0.46	1,864,533	1.63	287,664	2.30	2,732,963	1.07
Subtotal	128,211,737	100.00	114,623,730	100.00	12,531,941	100.00	255,367,408	100.00
Allowances[1]	(399,990)	0.31	(1,471,103)	1.28	(411,239)	3.28	(2,282,332)	0.89
Carrying amount	127,811,747		113,152,627		12,120,702		253,085,076

							(Unit: KRW millions)
Loans	December 31, 2015
	Retail		Corporate		Credit card		Total
	Amount	%	Amount	%	Amount	%	Amount	%
Neither past due nor impaired	122,397,940	98.52	108,822,470	97.85	11,640,909	95.92	242,861,319	98.09
Past due but not impaired	1,225,908	0.99	288,053	0.26	216,829	1.79	1,730,790	0.70
Impaired	612,065	0.49	2,105,063	1.89	278,187	2.29	2,995,315	1.21
Subtotal	124,235,913	100.00	111,215,586	100.00	12,135,925	100.00	247,587,424	100.00
Allowances[1]	(491,352)	0.40	(1,692,352)	1.52	(398,350)	3.28	(2,582,054)	1.04
Carrying amount	123,744,561		109,523,234		11,737,575		245,005,370

1.	Collectively assessed allowances for loans are included as they are not impaired individually.

•	Credit quality of loans that are neither past due nor impaired are as follows:

			(Unit: KRW millions)
Type	June 30, 2016
	Retail	Corporate	Credit card	Total
Grade 1	104,610,771	51,980,465	6,263,577	162,854,813
Grade 2	17,619,773	48,926,653	4,375,423	70,921,849
Grade 3	3,183,269	8,740,351	1,310,558	13,234,178
Grade 4	876,763	2,149,632	34,303	3,060,698
Grade 5	272,384	707,585	8,233	988,202

Total	126,562,960	112,504,686	11,992,094	251,059,740

			(Unit: KRW millions)
Type	December 31, 2015
	Retail	Corporate	Credit card	Total
Grade 1	102,454,299	49,891,311	6,009,760	158,355,370
Grade 2	16,018,879	46,344,267	4,288,164	66,651,310
Grade 3	2,794,511	10,076,423	1,303,101	14,174,035
Grade 4	860,517	1,916,606	32,293	2,809,416
Grade 5	269,734	593,863	7,591	871,188

Total	122,397,940	108,822,470	11,640,909	242,861,319

Credit quality of loans graded according to internal credit ratings are as follows:

Type	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

•	Loans that are past due but not impaired are as follows:

(Unit: KRW millions)

Type	June 30, 2016
	1 ~ 29 days	30 ~ 59 days	60 ~ 89 days	90 days or more	Total
Retail	883,188	130,594	51,905	2,324	1,068,011
Corporate	196,796	37,143	20,572	—	254,511
Credit card	207,404	27,599	17,178	2	252,183

Total	1,287,388	195,336	89,655	2,326	1,574,705

(Unit: KRW millions)

Type	December 31, 2015
	1 ~ 29 days	30 ~ 59 days	60 ~ 89 days	90 days or more	Total
Retail	982,702	168,391	72,626	2,189	1,225,908
Corporate	218,258	56,531	13,264	—	288,053
Credit card	170,600	32,121	14,099	9	216,829

Total	1,371,560	257,043	99,989	2,198	1,730,790

•	Impaired loans are as follows:

(Unit: KRW millions)

Type	June 30, 2016
	Retail	Corporate	Credit card	Total
Loans	580,766	1,864,533	287,664	2,732,963
Allowances under	(197,370)	(1,047,430)	(214,475)	(1,459,275)
Individual evaluation	(3)	(881,693)	—	(881,696)
Collective evaluation	(197,367)	(165,737)	(214,475)	(577,579)
Carrying amount	383,396	817,103	73,189	1,273,688

(Unit: KRW millions)

Type	December 31, 2015
	Retail	Corporate	Credit card	Total
Loans	612,065	2,105,063	278,187	2,995,315
Allowances under	(238,013)	(1,210,574)	(207,321)	(1,655,908)
Individual evaluation	(2)	(1,025,771)	—	(1,025,773)
Collective evaluation	(238,013)	(184,803)	(207,321)	(630,135)
Carrying amount	374,052	894,489	70,866	1,339,407

•	The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

Type	June 30, 2016
	Impaired Loans		Non-impaired Loans		Total
	Individual	Collective	Past due	Not past due
Guarantees	19,618	155,659	261,171	50,774,445	51,210,893
Deposits and savings	993	6,983	44,450	1,949,512	2,001,938
Property and equipment	6,172	27,253	31,152	4,752,743	4,817,320
Real estate	243,352	410,788	706,324	133,506,057	134,866,521

Total	270,135	600,683	1,043,097	190,982,757	192,896,672

(Unit: KRW millions)

Type	December 31, 2015
	Impaired Loans		Non-impaired Loans		Total
	Individual	Collective	Past due	Not past due
Guarantees	26,150	165,024	308,702	45,292,758	45,792,634
Deposits and savings	608	9,986	48,584	2,241,837	2,301,015
Property and equipment	10,191	39,937	41,453	3,894,338	3,985,919
Real estate	270,802	440,710	829,470	129,302,361	130,843,343

Total	307,751	655,657	1,228,209	180,731,294	182,922,911

5)	Credit quality of securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Securities that are neither past due nor impaired	45,872,540	46,022,194
Impaired securities	5,247	5,572

Total	45,877,787	46,027,766

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

	June 30, 2016
Type	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	Total
Securities that are neither past due nor impaired
Financial assets held for trading	9,969,723	1,517,651	77,597	—	—	11,564,971
Financial assets designated at fair value through profit or loss	1,157,735	47,665	—	—	—	1,205,400
Available-for-sale financial assets	18,895,665	1,163,179	53,928	—	—	20,112,772
Held-to-maturity financial assets	12,989,397	—	—	—	—	12,989,397

Total	43,012,520	2,728,495	131,525	—	—	45,872,540

(Unit: KRW millions)

	December 31, 2015
Type	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	Total
Securities that are neither past due nor impaired
Financial assets held for trading	7,833,558	1,481,177	9,408	—	—	9,324,143
Financial assets designated at fair value through profit or loss	701,117	242,315	—	—	—	943,432
Available-for-sale financial assets	20,316,248	1,223,446	65,397	—	—	21,605,091
Held-to-maturity financial assets	14,149,528	—	—	—	—	14,149,528

Total	43,000,451	2,946,938	74,805	—	—	46,022,194

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

	Domestic			Foreign
Credit quality	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in KRW are based on the lowest credit rating by the three domestic credit rating agencies above and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

6)	Credit risk concentration analysis

•	Details of the Company’s regional loans as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

	June 30, 2016
Type	Retail	Corporate	Credit card	Total	%	Allowances	Carrying amount
Korea	128,161,507	112,120,637	12,525,294	252,807,438	99.00	(2,244,553)	250,562,885
Europe	2	223,318	503	223,823	0.09	(922)	222,901
China	—	1,062,286	3,034	1,065,320	0.42	(16,409)	1,048,911
Japan	1,697	127,297	492	129,486	0.05	(16,511)	112,975
USA	—	856,203	1,310	857,513	0.34	(1,779)	855,734
Others	48,531	233,989	1,308	283,828	0.10	(2,158)	281,670

Total	128,211,737	114,623,730	12,531,941	255,367,408	100.00	(2,282,332)	253,085,076

(Unit: KRW millions)

	December 31, 2015
Type	Retail	Corporate	Credit card	Total	%	Allowances	Carrying amount
Korea	124,193,500	108,847,327	12,131,934	245,172,761	99.02	(2,539,225)	242,633,536
Europe	1	180,429	250	180,680	0.07	(513)	180,167
China	30	905,693	1,632	907,355	0.37	(17,677)	889,678
Japan	1,737	138,278	282	140,297	0.06	(21,404)	118,893
USA	—	925,391	915	926,306	0.37	(1,058)	925,248
Others	40,645	218,468	912	260,025	0.11	(2,177)	257,848

Total	124,235,913	111,215,586	12,135,925	247,587,424	100.00	(2,582,054)	245,005,370

•	Details of the Company’s industrial corporate loans as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

	June 30, 2016
Type	Loans	%	Allowances	Carrying amount
Financial institutions	9,130,764	7.97	(25,942)	9,104,822
Manufacturing	35,622,117	31.08	(586,096)	35,036,021
Service	46,738,433	40.77	(344,653)	46,393,780
Wholesale & Retail	13,994,621	12.21	(124,508)	13,870,113
Construction	3,583,908	3.13	(358,499)	3,225,409
Public sector	879,439	0.77	(5,606)	873,833
Others	4,674,448	4.07	(25,799)	4,648,649

Total	114,623,730	100.00	(1,471,103)	113,152,627

(Unit: KRW millions)

	December 31, 2015
Type	Loans	%	Allowances	Carrying amount
Financial institutions	9,069,588	8.15	(17,342)	9,052,246
Manufacturing	35,373,084	31.81	(808,946)	34,564,138
Service	44,371,655	39.90	(353,928)	44,017,727
Wholesale & Retail	13,703,559	12.32	(155,919)	13,547,640
Construction	3,568,970	3.21	(300,513)	3,268,457
Public sector	811,542	0.73	(5,239)	806,303
Others	4,317,188	3.88	(50,465)	4,266,723

Total	111,215,586	100.00	(1,692,352)	109,523,234

•	Types of the Company’s retail and credit card loans as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

	June 30, 2016
Type	Loans	%	Allowances	Carrying amount
Housing	55,778,831	39.63	(21,529)	55,757,302
General	72,432,906	51.46	(378,461)	72,054,445
Credit card	12,531,941	8.91	(411,239)	12,120,702

Total	140,743,678	100.00	(811,229)	139,932,449

(Unit: KRW millions)

	December 31, 2015
Type	Loans	%	Allowances	Carrying amount
Housing	53,780,078	39.44	(24,628)	53,755,450
General	70,455,835	51.66	(466,724)	69,989,111
Credit card	12,135,925	8.90	(398,350)	11,737,575

Total	136,371,838	100.00	(889,702)	135,482,136

•	Details of the Company’s industrial securities, excluding equity securities and derivative financial instruments as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

	June 30, 2016		December 31, 2015
Type	Amount	%	Amount	%
Financial assets held for trading
Government and government funded institutions	5,210,411	45.05	3,497,273	37.51
Banking and insurance	4,446,228	38.45	4,289,872	46.01
Others	1,908,332	16.50	1,536,998	16.48

Subtotal	11,564,971	100.00	9,324,143	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance	1,205,400	100.00	943,432	100.00

Subtotal	1,205,400	100.00	943,432	100.00

Derivative financial assets
Government and government funded institutions	37,826	1.63	56,652	2.49
Banking and insurance	2,020,581	87.07	1,950,708	85.63
Others	262,199	11.30	270,752	11.88

Subtotal	2,320,606	100.00	2,278,112	100.00

Available-for-sale financial assets
Government and government funded institutions	6,614,096	32.88	6,311,207	29.20
Banking and insurance	10,835,512	53.86	12,457,467	57.65
Others	2,668,411	13.26	2,841,989	13.15

Subtotal	20,118,019	100.00	21,610,663	100.00

Held-to-maturity financial assets
Government and government funded institutions	6,555,803	50.47	7,304,689	51.62
Banking and insurance	6,112,143	47.05	6,027,712	42.60
Others	321,451	2.48	817,127	5.78

Subtotal	12,989,397	100.00	14,149,528	100.00

Total	48,198,393		48,305,878

•	Details of the Company’s regional securities, excluding equity securities and derivative financial instruments, as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

	June 30, 2016		December 31, 2015
Type	Amount	%	Amount	%
Financial assets held for trading
Korea	11,396,756	98.55	9,292,386	99.66
United States	5,842	0.05	—	—
Others	162,373	1.40	31,757	0.34

Subtotal	11,564,971	100.00	9,324,143	100.00

Financial assets designated at fair value through profit or loss
Korea	876,412	72.71	542,752	57.53
United States	82,925	6.88	78,944	8.37
Others	246,063	20.41	321,736	34.10

Subtotal	1,205,400	100.00	943,432	100.00

Derivative financial assets
Korea	1,122,217	48.36	1,286,340	56.47
United States	326,749	14.08	300,257	13.18
Others	871,640	37.56	691,515	30.35

Subtotal	2,320,606	100.00	2,278,112	100.00

Available-for-sale financial assets
Korea	19,719,162	98.02	21,217,086	98.18
United States	106,097	0.53	127,426	0.59
Others	292,760	1.45	266,151	1.23

Subtotal	20,118,019	100.00	21,610,663	100.00

Held-to-maturity financial assets
Korea	11,882,932	91.48	13,774,488	97.35
Others	1,106,465	8.52	375,040	2.65

Subtotal	12,989,397	100.00	14,149,528	100.00

Total	48,198,393		48,305,878

The gold based financial instruments and derivative financial instruments, which classified as due from financial institutions and financial assets held for trading, are mainly related to banks and insurance companies with top credit rating.

(3)	Liquidity Risk

1)	Overview of Liquidity Risk

The liquidity risk is a risk that the Company becomes insolvency due to uncertain liquidity caused by unexpected cash outflows or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

2)	Liquidity Risk Management and Indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

The Company computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in KRW, foreign currencies and off-balance sheet transactions in relation to the liquidity. The Company regularly reports to the Risk Planning Council and Risk Management Committee.

Kookmin Bank, one of the subsidiaries, regularly reports liquidity gap ratio, liquidity ratio, maturity mismatch ratio and liquidity crisis analysis to Asset-Liability Management Committee (“ALCO”) and ALCO establishes and monitors the liquidity risk management strategy.

3)	Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

	June 30, 2016
Type	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions[1]	6,901,233	713,828	398,462	681,446	68,350	—	8,763,319
Financial assets held for trading[2]	12,231,251	—	—	—	—	—	12,231,251
Financial assets designated at fair value through profit or loss[2]	1,451,753	—	—	—	—	—	1,451,753
Derivatives held for trading[2]	2,191,643	—	—	—	—	—	2,191,643
Derivatives held for fair value hedging[3]	—	5,034	6,440	11,454	50,330	130,758	204,016
Loans	53,434	21,981,203	26,186,208	83,433,334	70,883,935	89,304,564	291,842,678
Available-for-sale financial assets[4]	6,238,255	1,041,494	1,761,010	3,356,651	12,812,858	2,728,887	27,939,155
Held-to-maturity financial assets	—	331,351	862,773	2,253,001	7,250,758	4,547,222	15,245,105
Other financial assets	173,245	7,927,359	22,431	1,206,476	11,936	6,963	9,348,410

Subtotal	29,240,814	32,000,269	29,237,324	90,942,362	91,078,167	96,718,394	369,217,330

Financial liabilities
Financial liabilities held for trading[2]	586,944	—	—	—	—	—	586,944
Financial liabilities designated at fair value through profit or loss[2]	2,967,069	—	—	—	—	—	2,967,069
Derivatives held for trading[2]	2,355,001	—	—	—	—	—	2,355,001
Derivatives held for fair value hedging[3]	—	556	172	(525)	(2,510)	(6,630)	(8,937)
Deposits[5]	106,625,040	11,017,868	22,146,259	81,049,532	10,607,731	3,803,560	235,249,990
Debts	1,049,480	3,638,023	2,090,189	3,966,464	4,303,515	498,456	15,546,127
Debentures	63,356	1,822,303	1,845,028	8,895,787	19,832,654	3,257,360	35,716,488
Other financial liabilities	471,675	12,531,972	79,037	143,732	345,757	857,613	14,429,786

Subtotal	114,118,565	29,010,722	26,160,685	94,054,990	35,087,147	8,410,359	306,842,468

Off- balance sheet items
Commitments[6]	96,271,410	—	—	—	—	—	96,271,410
Financial guarantee contract[7]	4,003,028	—	—	—	—	—	4,003,028

Subtotal	100,274,438	—	—	—	—	—	100,274,438

(Unit: KRW millions)

	December 31, 2015
Type	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions[1]	6,433,873	771,135	926,476	973,720	101,056	—	9,206,260
Financial assets held for trading[2]	10,035,096	—	—	—	—	—	10,035,096
Financial assets designated at fair value through profit or loss[2]	1,138,968	—	—	—	—	—	1,138,968
Derivatives held for trading[2]	2,165,959	—	—	—	—	—	2,165,959
Derivatives held for fair value hedging[3]	—	5,391	18,885	14,358	38,972	111,268	188,874
Loans	55,658	21,389,266	24,657,307	83,314,942	65,396,136	89,038,702	283,852,011
Available-for-sale financial assets[4]	3,106,189	879,570	1,733,861	5,468,592	12,984,938	1,923,776	26,096,926
Held-to-maturity financial assets	—	462,871	1,113,714	2,653,041	8,593,322	3,223,951	16,046,899
Other financial assets	185,712	5,894,880	26,462	1,225,891	10,546	10,055	7,353,546

Subtotal	23,121,455	29,403,113	28,476,705	93,650,544	87,124,970	94,307,752	356,084,539

Financial liabilities
Financial liabilities held for trading[2]	586,923	—	—	—	—	—	586,923
Financial liabilities designated at fair value through profit or loss[2]	2,387,681	—	—	—	—	—	2,387,681
Derivatives held for trading[2]	2,282,781	—	—	—	—	—	2,282,781
Derivatives held for fair value hedging[3]	—	1,981	945	(2,642)	(25,096)	(35,050)	(59,862)
Deposits[5]	100,409,376	14,756,423	25,041,672	73,797,488	10,965,895	3,158,782	228,129,636
Debts	1,249,936	4,017,170	1,911,518	4,827,746	3,912,469	537,209	16,456,048
Debentures	68,852	1,642,335	1,550,322	9,021,561	18,326,885	4,193,841	34,803,796
Other financial liabilities	4,173	8,329,950	25,790	99,180	376,104	743,265	9,578,462

Subtotal	106,989,722	28,747,859	28,530,247	87,743,333	33,556,257	8,598,047	294,165,465

Off- balance sheet items
Commitments[6]	97,602,903	—	—	—	—	—	97,602,903
Financial guarantee contract[7]	4,021,013	—	—	—	—	—	4,021,013

Subtotal	101,623,916	—	—	—	—	—	101,623,916

1.	The amounts of KRW7,041,551 million and KRW7,127,248 million, which are restricted due from the financial institutions as of June 30, 2016 and December 31, 2015, respectively, are excluded.
2.	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, Kookmin Bank has an obligation to purchase bonds at par value amounting to USD300 million and to pay deferred amounts of interest if an issuer does not exercise early redemption right at the end of the five-years period from the date of issuance (May 8, 2015) or if the issuer goes bankrupt within five years from the date of issuance. In addition, the issuer has an option to request Kookmin Bank to acquire these bonds either in cash or the issuer’s stocks at the issuer’s choice. These transactions are excluded from the table above.
3.	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
4.	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
5.	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
6.	Commitments are included under the ‘On demand’ category because payments will be made upon request.
7.	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

	June 30, 2016
Type	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Net cash flow of net settlement derivatives	(329)	(1,173)	(4,320)	(6,769)	—	(12,591)
Cash flow to be received of total settlement derivatives	268	726	3,161	351,501	—	355,656
Cash flow to be paid of total settlement derivatives	(522)	(1,117)	(4,916)	(333,334)	—	(339,889)

(Unit: KRW millions)

	December 31, 2015
Type	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Net cash flow of net settlement derivatives	(389)	(1,246)	(4,519)	(7,350)	—	(13,504)
Cash flow to be received of total settlement derivatives	252	722	3,849	358,239	—	363,062
Cash flow to be paid of total settlement derivatives	(504)	(1,135)	(4,934)	(336,576)	—	(343,149)

(4)	Market Risk

1)	Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments; such as, securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks and currency risks. Additional risks are stock price risks. In addition, the Company is exposed to interest rate risks associated with non-trading positions. The Company classifies exposures to market risk into either trading or non-trading positions. The Company measures and manages market risk separately for each subsidiary.

2)	Risk management

The Company sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Company maintains risk management systems and procedures; such as, trading policies and procedures, and market risk management guidelines for trading positions and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee that is chaired by the Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks; such as, interest rate EaR (Earning at Risk), duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

(5)	Operational Risk

1)	Concept

The Company defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

2)	Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

(6)	Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into KRW as of June 30, 2016 and December 31, 2015, are as follows:

							(Unit: KRW millions)
	June 30, 2016
Type	USD	JPY	EUR	GBP	CNY	Others	Total
Financial Assets
Cash and due from financial institutions	1,469,008	258,593	182,659	12,342	929,289	260,125	3,112,016
Financial assets held for trading	305,843	45,907	40,615	—	—	—	392,365
Financial assets designated at fair value through profit or loss	533,368	—	—	—	—	—	533,368
Derivatives held for trading	124,485	133	393	—	—	7,430	132,441
Derivatives held for hedging	55,706	—	—	—	—	—	55,706
Loans	10,310,114	457,152	570,382	5,483	576,263	226,849	12,146,243
Available-for-sale financial assets	2,222,110	70,901	—	—	—	1,193	2,294,204
Held-to-maturity financial assets	1,106,465	—	—	—	—	—	1,106,465
Other financial assets	2,080,211	367,734	130,555	33,393	483,143	92,664	3,187,700

Subtotal	18,207,310	1,200,420	924,604	51,218	1,988,695	588,261	22,960,508

Financial liabilities
Financial liabilities designated at fair value through profit or loss	654,248	—	—	—	—	—	654,248
Derivatives held for trading	172,632	—	6,438	—	—	13,519	192,589
Derivatives held for hedging	1,860	—	—	—	—	—	1,860
Deposits	6,337,592	675,446	445,299	46,773	744,590	398,500	8,648,200
Debts	6,240,306	185,114	149,812	1,271	169,521	92,949	6,838,973
Debentures	4,003,512	—	—	—	—	34,584	4,038,096
Other financial liabilities	2,527,540	170,148	327,672	2,131	486,304	70,517	3,584,312

Subtotal	19,937,690	1,030,708	929,221	50,175	1,400,415	610,069	23,958,278

Off-balance sheet items	14,227,689	8,023	163,639	—	113,158	447,758	14,960,267

							(Unit: KRW millions)
	December 31, 2015
Type	USD	JPY	EUR	GBP	CNY	Others	Total
Financial Assets
Cash and due from financial institutions	2,210,147	243,840	123,607	14,891	92,005	215,154	2,899,644
Financial assets held for trading	75,762	—	2,616	—	—	—	78,378
Financial assets designated at fair value through profit or loss	501,978	—	—	—	—	—	501,978
Derivatives held for trading	64,705	87	355	—	—	1,275	66,422
Derivatives held for hedging	8,610	—	—	—	—	—	8,610
Loans	12,875,006	507,615	458,483	19,365	4,329	136,560	14,001,358
Available-for-sale financial assets	1,564,355	60,591	—	—	—	1,392	1,626,338
Held-to-maturity financial assets	375,040	—	—	—	—	—	375,040
Other financial assets	985,459	182,766	216,546	5,381	192,669	145,225	1,728,046

Subtotal	18,661,062	994,899	801,607	39,637	289,003	499,606	21,285,814

Financial liabilities
Financial liabilities designated at fair value through profit or loss	658,010	—	—	—	—	—	658,010
Derivatives held for trading	92,435	—	2,527	—	—	12,597	107,559
Derivatives held for hedging	21,461	—	—	—	—	—	21,461
Deposits	6,397,515	510,174	387,112	22,662	58,802	376,870	7,753,135
Debts	6,650,235	217,887	143,060	7,916	4,511	110,536	7,134,145
Debentures	3,869,711	—	106,284	—	—	157,337	4,133,332
Other financial liabilities	1,701,766	98,431	160,867	10,454	185,653	26,646	2,183,817

Subtotal	19,391,133	826,492	799,850	41,032	248,966	683,986	21,991,459

Off-balance sheet items	15,548,595	17,086	49,053	—	13,957	311,287	15,939,978

5.	Segment Information

(1)	Overall Segment Information and Business Segments

The Company classifies reporting segments based on the nature of the products and services provided, the type of customer and the Company’s management organization.

Type		Details
Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.
	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.
	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.
Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Investment & Securities Business		The activities within this segment include investment banking and brokerage services and other supporting activities.
Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

Financial information by business segment for the six-month period ended June 30, 2016 and June 30, 2015 are as follows:

										(Unit: KRW millions)
	Six-Month Period Ended June 30, 2016
	Banking business				Credit Card	Investment & Securities	Life Insurance	Others	Intra-group Adjustments	Total
Type	Corporate Banking	Retail Banking	Other Banking Services	Subtotal
Operating revenues from external customers	882,465	1,093,502	755,250	2,731,217	613,839	110,258	74,304	199,928	—	3,729,546
Intra-segment operating revenues (expenses)	8,439	—	106,229	114,668	(124,299)	2,571	(13,290)	75,202	(54,852)	—
Net operating revenues	890,904	1,093,502	861,479	2,845,885	489,540	112,829	61,014	275,130	(54,852)	3,729,546
Net interest income	1,115,210	1,129,297	61,246	2,305,753	482,679	4,567	118,589	138,998	339	3,050,925
Interest income	1,631,080	1,855,786	441,693	3,928,559	630,161	22,570	118,600	239,042	(8,024)	4,930,908
Interest expense	(515,870)	(726,489)	(380,447)	(1,622,806)	(147,482)	(18,003)	(11)	(100,044)	8,363	(1,879,983)
Net fee and commission income	119,478	256,265	163,138	538,881	32,676	55,936	50	105,908	(1,012)	732,439
Fee and commission income	145,688	293,344	206,091	645,123	794,253	59,882	50	120,211	(139,978)	1,479,541
Fee and commission expense	(26,210)	(37,079)	(42,953)	(106,242)	(761,577)	(3,946)	—	(14,303)	138,966	(747,102)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss	(4,730)	—	59,062	54,332	—	51,229	4,383	15,602	(5,693)	119,853
Net other operating income (expense)	(339,054)	(292,060)	578,033	(53,081)	(25,815)	1,097	(62,008)	14,622	(48,486)	(173,671)
General and administrative expenses	(383,959)	(869,219)	(492,461)	(1,745,639)	(169,901)	(71,863)	(46,683)	(120,060)	31,045	(2,123,101)
Operating profit before provision for credit losses	506,945	224,283	369,018	1,100,246	319,639	40,966	14,331	155,070	(23,807)	1,606,445
Provision (reversal) for credit losses	(238,342)	71,977	(2,166)	(168,531)	(123,914)	2,304	(609)	(22,963)	213	(313,500)
Net operating income	268,603	296,260	366,852	931,715	195,725	43,270	13,722	132,107	(23,594)	1,292,945
Share of profit of associates	—	—	5,160	5,160	—	104,900	—	50,873	(600)	160,333
Net other non-operating income (expense)	(745)	—	24,328	23,583	1,253	(66)	(110)	(520)	(7,258)	16,882

Segment profits before income tax	267,858	296,260	396,340	960,458	196,978	148,104	13,612	182,460	(31,452)	1,470,160
Income tax expense	(65,667)	(71,695)	(79,910)	(217,272)	(43,705)	(19,721)	(3,346)	(34,909)	(1,590)	(320,543)
Profit for the period	202,191	224,565	316,430	743,186	153,273	128,383	10,266	147,551	(33,042)	1,149,617
Profit attributable to shareholders of the Company	202,191	224,565	316,430	743,186	153,273	128,383	10,266	123,301	(33,042)	1,125,367
Profit attributable to non-controlling interests	—	—	—	—	—	—	—	24,250	—	24,250
Total assets[1]	106,316,523	118,749,412	75,154,998	300,220,933	15,489,258	8,547,864	8,811,511	30,757,761	(20,629,205)	343,198,122
Total liabilities[1]	92,273,551	134,357,404	50,377,497	277,008,452	11,700,696	6,446,716	8,194,531	10,216,790	47,286	313,614,471

1.	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

										(Unit: KRW millions)
	Six-Month Period Ended June 30, 2015
	Banking business				Credit Card	Investment & Securities	Life Insurance	Others	Intra-group Adjustments	Total
Type	Corporate Banking	Retail Banking	Other Banking Services	Subtotal
Operating revenues from external customers	803,312	1,099,221	952,729	2,855,262	639,243	105,152	68,965	169,228	—	3,837,850
Intra-segment operating revenues (expenses)	66,348	—	138,236	204,584	(126,301)	1,779	(14,154)	70,336	(136,244)	—
Net operating revenues	869,660	1,099,221	1,090,965	3,059,846	512,942	106,931	54,811	239,564	(136,244)	3,837,850
Net interest income	1,164,611	1,048,008	148,684	2,361,303	474,373	11,667	117,171	120,234	(270)	3,084,478
Interest income	1,809,271	1,993,271	524,669	4,327,211	642,313	23,549	117,189	197,360	(10,147)	5,297,475
Interest expense	(644,660)	(945,263)	(375,985)	(1,965,908)	(167,940)	(11,882)	(18)	(77,126)	9,877	(2,212,997)
Net fee and commission income	119,834	315,678	160,085	595,597	49,349	48,768	102	77,645	4,690	776,151
Fee and commission income	143,895	355,725	198,841	698,461	775,536	52,612	102	89,886	(141,255)	1,475,342
Fee and commission expense	(24,061)	(40,047)	(38,756)	(102,864)	(726,187)	(3,844)	—	(12,241)	145,945	(699,191)

Net gains (losses) on financial assets/ liabilities at fair value through profit or loss	(15)	—	153,364	153,349	—	38,468	4,755	9,194	52	205,818
Net other operating income (expense)	(414,770)	(264,465)	628,832	(50,403)	(10,780)	8,028	(67,217)	32,491	(140,716)	(228,597)
General and administrative expenses	(455,721)	(1,109,139)	(530,370)	(2,095,230)	(167,903)	(60,409)	(38,034)	(107,133)	23,258	(2,445,451)
Operating profit before provision for credit losses	413,939	(9,918)	560,595	964,616	345,039	46,522	16,777	132,431	(112,986)	1,392,399
Provision (reversal) for credit losses	(267,516)	(40,803)	(6,601)	(314,920)	(124,227)	(1,463)	7	(17,834)	(176)	(458,613)
Net operating income	146,423	(50,721)	553,994	649,696	220,812	45,059	16,784	114,597	(113,162)	933,786
Share of profit of associates	—	—	6,527	6,527	—	39	—	11,852	(1,009)	17,409
Net other non-operating income (expense)	800	—	216,188	216,988	(669)	(854)	30	1,512	(1,938)	215,069
Segment profits before income tax	147,223	(50,721)	776,709	873,211	220,143	44,244	16,814	127,961	(116,109)	1,166,264
Income tax expense	(35,144)	12,274	(120,152)	(143,022)	(51,345)	(10,751)	(3,741)	(25,421)	19,687	(214,593)
Profit for the period	112,079	(38,447)	656,557	730,189	168,798	33,493	13,073	102,540	(96,422)	951,671
Profit attributable to shareholders of the Company	112,079	(38,447)	656,557	730,189	168,798	33,493	13,073	87,563	(96,422)	936,694
Profit attributable to non-controlling interests	—	—	—	—	—	—	—	14,977	—	14,977
Total assets[1]	103,042,327	114,849,508	72,386,072	290,277,907	16,141,810	6,118,251	8,516,783	28,721,647	(20,710,931)	329,065,467
Total liabilities[1]	89,293,741	130,631,229	47,605,726	267,530,696	12,307,827	5,495,285	7,933,950	7,744,147	(849,160)	300,162,745

1.	Assets and liabilities of the reporting segments are amounts as of December 31, 2015, before intra-segment transaction adjustment.

(2)	Services and Geographical Segments

1)	Services information

Operating revenues from external customers for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016	2015
Banking service	2,731,217	2,855,262
Credit card service	613,839	639,243
Investment & Securities service	110,258	105,152
Life insurance service	74,304	68,965
Other service	199,928	169,228

Total	3,729,546	3,837,850

2)	Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2016 and 2015, and major non-current assets as of June 30, 2016 and December 31, 2015, are as follows:

				(Unit: KRW millions)
Type	June 30, 2016		June 30, 2015	December 31, 2015
	Revenues from external customers	Major non-current assets	Revenues from external customers	Major non-current assets
Domestic	3,687,630	3,795,514	3,794,962	3,821,634
United States	5,819	356	5,828	276
New Zealand	2,653	161	2,952	209
China	20,788	5,729	18,522	6,949
Japan	2,090	2,561	7,111	1,547
Vietnam	1,966	226	1,532	239
Cambodia	3,203	276	2,617	350
United Kingdom	5,397	105	4,326	130
Intra-group adjustment	—	133,816	—	134,692

Total	3,729,546	3,938,744	3,837,850	3,966,026

1.	Major non-current assets are as of December 31, 2015.

6.	Financial Assets and Financial Liabilities

(1)	Classification and Fair value of Financial Instruments

1)	Carrying amount and fair value of financial assets and liabilities as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW millions)
Type	June 30, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	15,743,389	15,749,723	16,316,066	16,316,953
Financial assets held for trading	12,231,251	12,231,251	10,035,096	10,035,096
Debt securities	11,564,971	11,564,971	9,324,143	9,324,143
Equity securities	595,673	595,673	641,893	641,893
Others	70,607	70,607	69,060	69,060
Financial assets designated at fair value through profit or loss	1,451,753	1,451,753	1,138,968	1,138,968
Debt securities	393,351	393,351	145,542	145,542
Equity securities	246,353	246,353	195,536	195,536
Derivative-linked securities	812,049	812,049	797,890	797,890
Derivatives held for trading	2,191,643	2,191,643	2,165,971	2,165,971
Derivatives held for hedging	128,963	128,963	112,141	112,141
Loans	253,085,076	253,591,309	245,005,370	245,244,958
Available-for-sale financial assets	26,685,128	26,685,128	24,987,231	24,987,231
Debt securities	20,118,019	20,118,019	21,610,663	21,610,663
Equity securities	6,567,109	6,567,109	3,376,568	3,376,568
Held-to-maturity financial assets	12,989,397	13,546,196	14,149,528	14,505,959
Other financial assets	10,181,336	10,181,336	7,907,940	7,907,940

Subtotal	334,687,936	335,757,302	321,818,311	322,415,217

Financial liabilities
Financial liabilities held for trading	586,944	586,944	586,923	586,923
Financial liabilities designated at fair value through profit or loss	2,967,069	2,967,069	2,387,681	2,387,681
Derivatives held for trading	2,355,001	2,355,001	2,282,794	2,282,794
Derivatives held for hedging	16,112	16,112	42,962	42,962
Deposits	231,608,572	232,436,005	224,268,185	224,949,129
Debts	15,317,722	15,367,181	16,240,743	16,297,523
Debentures	33,772,246	34,613,408	32,600,603	33,274,914
Other financial liabilities	16,909,026	16,886,301	12,278,613	12,255,921

Subtotal	303,532,692	305,228,021	290,688,504	292,077,847

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Type	Fair Value Measurement Method
Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

2)	Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

•	Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

•	Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

•	The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW millions)
	June 30, 2016
	Fair value hierarchy			Total
Type	Level 1	Level 2	Level 3
Financial assets
Financial assets held for trading	4,701,586	7,529,665	—	12,231,251
Debt securities	4,374,941	7,190,030	—	11,564,971
Equity securities	256,038	339,635	—	595,673
Others	70,607	—	—	70,607
Financial assets designated at fair value through profit or loss	—	1,074,706	377,047	1,451,753
Debt securities	—	393,351	—	393,351
Equity securities	—	246,353	—	246,353
Derivative-linked securities	—	435,002	377,047	812,049
Derivatives held for trading	8,524	2,135,953	47,166	2,191,643
Derivatives held for hedging	—	125,568	3,395	128,963
Available-for-sale financial assets[1]	8,083,241	16,250,070	2,351,817	26,685,128
Debt securities	7,169,545	12,948,474	—	20,118,019
Equity securities	913,696	3,301,596	2,351,817	6,567,109

Subtotal	12,793,351	27,115,962	2,779,425	42,688,738

Financial liabilities
Financial liabilities held for trading	586,944	—	—	586,944
Financial liabilities designated at fair value through profit or loss	—	835,792	2,131,277	2,967,069
Derivatives held for trading	20,958	2,166,482	167,561	2,355,001
Derivatives held for hedging	—	15,941	171	16,112

Subtotal	607,902	3,018,215	2,299,009	5,925,126

			(Unit: KRW millions)
	December 31, 2015
	Fair value hierarchy			Total
Type	Level 1	Level 2	Level 3
Financial assets
Financial assets held for trading	3,745,538	6,289,558	—	10,035,096
Debt securities	3,374,271	5,949,872	—	9,324,143
Equity securities	302,207	339,686	—	641,893
Others	69,060	—	—	69,060
Financial assets designated at fair value through profit or loss	—	752,130	386,838	1,138,968
Debt securities	—	145,542	—	145,542
Equity securities	—	195,536	—	195,536
Derivative-linked securities	—	411,052	386,838	797,890
Derivatives held for trading	1,688	2,120,097	44,186	2,165,971
Derivatives held for hedging	—	110,930	1,211	112,141
Available-for-sale financial assets[1]	7,018,139	16,080,653	1,888,439	24,987,231
Debt securities	6,148,688	15,461,551	424	21,610,663
Equity securities	869,451	619,102	1,888,015	3,376,568

Subtotal	10,765,365	25,353,368	2,320,674	38,439,407

Financial liabilities
Financial liabilities held for trading	586,923	—	—	586,923
Financial liabilities designated at fair value through profit or loss	—	568,302	1,819,379	2,387,681
Derivatives held for trading	15,139	2,134,427	133,228	2,282,794
Derivatives held for hedging	—	42,465	497	42,962

Subtotal	602,062	2,745,194	1,953,104	5,300,360

1.	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are KRW150,057 million and KRW121,683 million as of June 30, 2016 and December 31, 2015, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Company has no plan to sell these instruments in the near future.

•	Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of June 30, 2016 and December 31, 2015, are as follows:

				(Unit: KRW millions)
Type	Fair value		Valuation techniques	Inputs
	June 30, 2016	December 31, 2015
Financial assets
Financial assets held for trading	7,529,665	6,289,558
Debt securities	7,190,030	5,949,872	DCF Model	Discount rate
Equity securities	339,635	339,686	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset
Financial assets designated at fair value through profit or loss	1,074,706	752,130
Debt securities	393,351	145,542	DCF Model, Hull and White Model	Discount rate, Volatility
Equity securities	246,353	195,536	DCF Model	Discount rate
Derivative-linked securities	435,002	411,052	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset
Derivatives held for trading	2,135,953	2,120,097	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging	125,568	110,930	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets	16,250,070	16,080,653
Debt securities	12,948,474	15,461,551	DCF Model, One Factor Hull-White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities	3,301,596	619,102	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

Subtotal	27,115,962	25,353,368

Financial liabilities
Financial liabilities designated at fair value through profit or loss	835,792	568,302
Derivative-linked securities	835,792	568,302	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset
Derivatives held for trading	2,166,482	2,134,427	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging	15,941	42,465	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

Subtotal	3,018,215	2,745,194

•	Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

•	The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016
	Fair value hierarchy			Total
	Level 1	Level 2	Level 3
Financial assets
Cash and due from financial institutions[1]	2,957,582	11,279,168	1,512,973	15,749,723
Loans	—	49,865	253,541,444	253,591,309
Held-to-maturity financial assets	1,771,199	11,774,997	—	13,546,196
Other financial assets[2]	—	—	10,181,336	10,181,336

Subtotal	4,728,781	23,104,030	265,235,753	293,068,564

Financial liabilities
Deposits[1]	—	106,393,757	126,042,248	232,436,005
Debts[3]	—	695,293	14,671,888	15,367,181
Debentures	—	34,022,195	591,213	34,613,408
Other financial liabilities[4]	—	—	16,886,301	16,886,301

Subtotal	—	141,111,245	158,191,650	299,302,895

(Unit: KRW millions)
Type	December 31, 2015
	Fair value hierarchy			Total
	Level 1	Level 2	Level 3
Financial assets
Cash and due from financial institutions[1]	2,711,519	11,171,092	2,434,342	16,316,953
Loans	—	—	245,244,958	245,244,958
Held-to-maturity financial assets	1,788,914	12,717,045	—	14,505,959
Other financial assets[2]	—	—	7,907,940	7,907,940

Subtotal	4,500,433	23,888,137	255,587,240	283,975,810

Financial liabilities
Deposits[1]	—	100,090,671	124,858,458	224,949,129
Debts[3]	—	434,634	15,862,889	16,297,523
Debentures	—	32,532,277	742,637	33,274,914
Other financial liabilities[4]	—	—	12,255,921	12,255,921

Subtotal	—	133,057,582	153,719,905	286,777,487

1.	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
2.	Other financial assets of KRW10,181,336 million and KRW7,970,940 million are included in level 3, the carrying amounts that are reasonable approximations of fair values as of June 30, 2016 and December 31, 2015, respectively.
3.	Debts of KRW70,249 million and KRW9,884 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of June 30, 2016 and December 31, 2015, respectively.
4.	Other financial liabilities of KRW16,481,333 million and KRW11,957,239 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of June 30, 2016 and December 31, 2015, respectively.

•	Valuation techniques and the inputs used in the fair value measurement

①	Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

②	Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	Fair value		Valuation technique	Inputs
	June 30, 2016	December 31, 2015
Financial assets
Held-to-maturity financial assets	11,774,997	12,717,045	DCF Model	Discount rate
Financial liabilities
Debts	625,044	424,750	DCF Model	Discount rate
Debentures	34,022,195	32,532,277	DCF Model	Discount rate

③	Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

Type	Fair value		Valuation technique	Inputs	Unobservable inputs
	June 30, 2016	December 31, 2015
Financial assets
Cash and due from financial institutions	1,512,973	2,434,342	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans	253,541,444	245,244,958	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

Subtotal	255,054,417	247,679,300

Financial liabilities
Deposits	126,042,248	124,858,458	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts	14,671,888	15,862,889	DCF Model	Other spread, Interest rates	Other spread
Debentures	591,213	742,637	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities	404,968	298,682	DCF Model	Other spread, Interest rates	Other spread

Subtotal	141,710,317	141,762,666

(2)	Level 3 of the Fair Value Hierarchy Disclosure

1)	Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3.

The Company uses external, independent and qualified professional evaluator’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Company’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

2)	Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

•	Details of changes in Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW millions)

Type	2016
	Financial assets at fair value through profit or loss	Financial investments	Financial liabilities at fair value through profit or loss	Net derivatives financial instruments
	Designated at fair value through profit or loss	Available-for-sale financial assets	Designated at fair value through profit or loss	Derivatives held for trading	Derivatives held for hedging
Beginning balance	386,838	1,888,439	(1,819,379)	(89,042)	714
Total gains or losses
- Profit or loss	(57)	(2,016)	16,573	(22,334)	2,510
- Other comprehensive income (loss)	—	56,632	—	—	—
Purchases	21,637	510,383	—	1,877	—
Sales	(29,097)	(81,650)	—	(12,623)	—
Issues	—	—	(906,606)	(6,264)	—
Settlements	(2,274)	—	578,135	7,187	—
Transfers into Level 3	—	—	—	804	—
Transfers out of Level 3	—	(19,971)	—	—	—
Ending balance	377,047	2,351,817	(2,131,277)	(120,395)	3,224

				(Unit: KRW millions)
	2015
	Financial assets at fair value through profit or loss	Financial investments	Financial liabilities at fair value through profit or loss	Net derivatives financial instruments
Type	Designated at fair value through profit or loss	Available-for-sale financial assets	Designated at fair value through profit or loss	Derivatives held for trading	Derivatives held for hedging
Beginning balance	502,168	1,801,339	(982,426)	41,817	(2,021)
Total gains or losses
- Profit or loss	9,584	126,893	(17,312)	17,866	2,938
- Other comprehensive income (loss)	—	(64,577)	—	—	—
Purchases	293,119	394,287	—	1,467	—
Sales	(504,381)	(361,835)	—	(7,970)	—
Issues	—	—	(1,283,157)	(9,556)	—
Settlements	—	—	841,855	(26,943)	—
Transfers into Level 3	—	6,803	—	—	—
Transfers out of Level 3	—	(1,802)	—	—	—
Ending balance	300,490	1,901,108	(1,441,040)	16,681	917

•	In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the six-month periods ended June 30, 2016 and 2015, are as follows:

				(Unit: KRW millions)
	2016			2015
Type	Net income(loss) from financial investments at fair value through profit or loss	Other operating income	Net interest income	Net income(loss) from financial investments at fair value through profit or loss	Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	(5,818)	481	13	10,138	129,824	7
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	17,750	(2,905)	13	30,751	61,921	7

3)	Sensitivity Analysis of Changes in Unobservable Inputs

•	Information about fair value measurements using unobservable inputs as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
	June 30, 2016
Type	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	377,047	Monte Carlo Simulation, Closed Form, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.77~72.73	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-0.73~71.47	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading
Stock and index	44,267	DCF Model, Closed Form, Monte Carlo Simulation, Tree Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	13.74~32.16	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-14.15~52.32	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others	2,899	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model	Interest rates, Foreign exchange rate, Loss given default, Stock price, Discount rate, Dividend yield, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset	Loss given default	0.13~100.00	The higher the loss given default, the lower the fair value
				Discount rate	2.02	The lower the discount rate, the higher the fair value
				Dividend yield	5.27	The higher the dividend yield, the lower the fair value
				Volatility of the stock price	17.48~21.41	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.42	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	0.77~52.15	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-3.20~39.66	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	3,395	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.39	The higher the volatility, the higher the fair value fluctuation
				Correlation between the interest rate	64.92	The higher the correlation, the higher the fair value fluctuation
Available-for-sale financial assets
Equity securities	2,351,817	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity	Growth rate, Discount rate, Dividend yield, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~1.00	The higher the growth rate, the higher the fair value
				Discount rate	1.46~25.25	The lower the discount rate, the higher the fair value
				Dividend yield	5.27	The higher the dividend yield, the higher the fair value
				Volatility of the interest rate	34.65~38.60	The higher the volatility, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value

				Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value
Subtotal	2,779,425
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	2,131,277	Closed Form, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.52~72.73	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-0.73~90.12	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index	160,302	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	14.31~72.73	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-14.15~52.32	The higher the correlation, the higher the fair value fluctuation
Others	7,259	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the stock price	17.48	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.42~38.60	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	18.21~52.15	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-4.65~90.12	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	171	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between the interest rate	Volatility of the underlying asset	3.52	The higher the volatility, the higher the fair value fluctuation
				Correlation between the interest rate	64.92	The higher the correlation, the higher the fair value fluctuation
Subtotal	2,299,009

(Unit: KRW millions)

	December 31, 2015
Type	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	386,838	Monte Carlo Simulation, Closed Form, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading
Stock and index	43,948	DCF Model, Closed Form, Monte Carlo Simulation, Tree Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~49.65	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	6.80~51.07	The higher the correlation, the higher the fair value fluctuation

				Loss given default	5.56~100.00	The higher the loss given default, the lower the fair value
Currency, Interest rate	238	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation	Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of stock price, Price of the underlying asset, Volatility of underlying asset, Correlation between underlying asset	Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.45	The higher the volatility, the higher the fair value fluctuation
				Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	1,211	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.96	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities	424	DCF Model	Discount rate	Discount rate	6.05	The lower the discount rate, the higher the fair value

Equity securities	1,888,015	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity	Growth rate, Discount rate, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
				Discount rate	1.72~20.65	The lower the discount rate, the higher the fair value
				Volatility of the interest rate	24.90~27.20	The higher the volatility, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value
Subtotal	2,320,674

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	1,819,379	Closed Form, Monte Carlo Simulation, Hull and White model, Black-Scholes model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index	124,379	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	15.68~70.06	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	11.96~51.07	The higher the correlation, the higher the fair value fluctuation
Others	8,849	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White model	Stock price, Interest rates, Volatility of the stock price, Volatility of the underlying assets, Correlation between underlying asset, Dividend yield	Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.45~27.20	The higher the volatility, the higher the fair value fluctuation
				Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	497	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.93	The higher the volatility, the higher the fair value fluctuation
Subtotal	1,953,104

•	Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

The results of the sensitivity analysis from changes in inputs are as follows:

			(Unit: KRW millions)
Type	June 30, 2016
	Recognition in profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	6,166	(7,057)	—	—
Derivatives held for trading[2]	4,013	(4,538)	—	—
Derivatives held for hedging[2]	21	(15)	—	—
Available-for-sale financial assets
Equity securities[4]	—	—	155,629	(76,564)

Subtotal	10,200	(11,610)	155,629	(76,564)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	49,378	(31,202)	—	—
Derivatives held for trading[2]	23,339	(34,348)	—	—
Derivatives held for hedging[2]	6	(5)	—	—

Subtotal	72,723	(65,555)	—	—

			(Unit: KRW millions)
	December 31, 2015
	Recognition in profit or loss		Other comprehensive income or loss
Type	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	9,211	(11,642)	—	—
Derivatives held for trading[2]	2,800	(3,891)	—	—
Derivatives held for hedging[2]	81	(71)	—	—
Available-for-sale financial assets
Debt securities[3]	—	—	20	(19)
Equity securities[4]	—	—	189,271	(88,066)

Subtotal	12,092	(15,604)	189,291	(88,085)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	57,529	(41,499)	—	—
Derivatives held for trading[2]	30,011	(43,272)	—	—
Derivatives held for hedging[2]	17	(16)	—	—

Subtotal	87,557	(84,787)	—	—

1.	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such stock price fluctuation range by +/- 10%.
2.	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
3.	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by +/- 1%.
4.	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

4)	Day One Gain or Loss

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price. The difference is deferred, not recognized in profit or loss and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016	2015
Balance at the beginning of the period (A)	4,055	1,376
New transactions (B)	(1,574)	3,784
Amounts recognized in profit or loss during the period (C=a+b)	(784)	(1,512)
a. Amortization	(775)	(1,418)
b. Settlement	(9)	(94)
Balance at the end of the period (A+B+C)	1,697	3,648

(3)	Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- Maturity financial assets	Derivatives held for hedging	Total
	Held for trading	Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	—	—	15,743,389	—	—	—	15,743,389
Financial assets at fair value through profit or loss	12,231,251	1,451,753	—	—	—	—	13,683,004
Derivatives	2,191,643	—	—	—	—	128,963	2,320,606
Loans	—	—	253,085,076	—	—	—	253,085,076
Financial investments	—	—	—	26,685,128	12,989,397	—	39,674,525
Other financial assets	—	—	10,181,336	—	—	—	10,181,336

Subtotal	14,422,894	1,451,753	279,009,801	26,685,128	12,989,397	128,963	334,687,936

	(Unit: KRW millions)
Type	June 30, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost	Derivatives held for hedging	Total
	Held for trading	Designated at fair value through profit or loss
Financial liabilities
Financial liabilities at fair value through profit or loss	586,944	2,967,069	—	—	3,554,013
Derivatives	2,355,001	—	—	16,112	2,371,113
Deposits	—	—	231,608,572	—	231,608,572
Debts	—	—	15,317,722	—	15,317,722
Debentures	—	—	33,772,246	—	33,772,246
Other financial liabilities	—	—	16,909,026	—	16,909,026

Subtotal	2,941,945	2,967,069	297,607,566	16,112	303,532,692

	(Unit: KRW millions)
Type	December 31, 2015
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- Maturity financial assets	Derivatives held for hedging	Total
	Held for trading	Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	—	—	16,316,066	—	—	—	16,316,066
Financial assets at fair value through profit or loss	10,035,096	1,138,968	—	—	—	—	11,174,064
Derivatives	2,165,971	—	—	—	—	112,141	2,278,112
Loans	—	—	245,005,370	—	—	—	245,005,370
Financial investments	—	—	—	24,987,231	14,149,528	—	39,136,759
Other financial assets	—	—	7,907,940	—	—	—	7,907,940

Subtotal	12,201,067	1,138,968	269,229,376	24,987,231	14,149,528	112,141	321,818,311

(Unit: KRW millions)

Type	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost	Derivatives held for hedging	Total
	Held for trading	Designated at fair value through profit or loss
Financial liabilities
Financial liabilities at fair value through profit or loss	586,923	2,387,681	—	—	2,974,604
Derivatives	2,282,794	—	—	42,962	2,325,756
Deposits	—	—	224,268,185	—	224,268,185
Debts	—	—	16,240,743	—	16,240,743
Debentures	—	—	32,600,603	—	32,600,603
Other financial liabilities	—	—	12,278,613	—	12,278,613

Subtotal	2,869,717	2,387,681	285,388,144	42,962	290,688,504

(4)	Offsetting financial assets and financial liabilities

The Company entered into master netting agreement with the counterparty through International Derivatives Swaps and Dealers Association (“ISDA”) or other similar agreements in relation to over-the-counter derivatives and foreign exchange spot transaction. Repurchase agreements and stock lending and borrowing transactions of the Company are offset through similar netting agreements as derivatives. In accordance with the master netting agreement, the contact with the counterparty is terminated in certain circumstances; such as, bankruptcy or insolvency. At the termination, the receivables and payment of the counterparty offset and receive/pay the net balance from/to the counterparty. Besides the financial instruments mentioned above, the Company has other financial instruments; such as, domestic exchange transactions and marketable securities, receivables and payable relating to derivative instruments. Theses financial instruments are settled at net basis in accordance with the legal net obligations; therefore, they are presented in the statement of financial position after offset.

1)	Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of June 30, 2016 and December 31, 2015, are as follows:

					(Unit: KRW millions)
Type	June 30, 2016
	Gross assets	Gross liabilities offset	Net amounts presented in the statement of financial position	Amount not offset		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,134,061	—	2,134,061	(1,634,385)	(29,142)	470,534
Derivatives held for hedging	128,963	—	128,963	(15,991)	—	112,972
Receivable spot exchange	4,956,289	—	4,956,289	(4,952,621)	—	3,668
Reverse repurchase agreements	2,748,300	—	2,748,300	(2,748,300)	—	—
Domestic exchange settlement debits	19,720,042	(18,613,047)	1,106,995	—	—	1,106,995
Other financial instruments	1,459,845	(1,314,189)	145,656	(5,898)	—	139,758

Total	31,147,500	(19,927,236)	11,220,264	(9,357,195)	(29,142)	1,833,927

					(Unit: KRW millions)
Type	December 31, 2015
	Gross assets	Gross liabilities offset	Net amounts presented in the statement of financial position	Amount not offset		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,117,556	—	2,117,556	(1,611,788)	(22,221)	483,547
Derivatives held for hedging	111,341	—	111,341	(15,650)	—	95,691
Receivable spot exchange	2,841,945	—	2,841,945	(2,840,480)	—	1,465
Reverse repurchase agreements	2,028,200	—	2,028,200	(2,028,200)	—	—
Domestic exchange settlement debits	20,124,480	(17,986,079)	2,138,401	—	—	2,138,401
Other financial instruments	599,259	(473,983)	125,276	—	—	125,276

Total	27,822,781	(18,460,062)	9,362,719	(6,496,118)	(22,221)	2,844,380

2)	Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of June 30, 2016 and December 31, 2015, are as follows:

					(Unit: KRW millions)
Type	June 30, 2016
	Gross liabilities	Gross asset offset	Net amounts presented in the statement of financial position	Amount not offset		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,339,283	—	2,339,283	(1,647,183)	—	692,100
Derivatives held for hedging	3,327	—	3,327	(2,853)	—	474
Payable spot exchange	4,962,677	—	4,962,677	(4,952,621)	—	10,056
Repurchase agreements[1]	1,627,029	—	1,627,029	(1,627,029)	—	—
Securities borrowing agreements	517,010	—	517,010	(517,010)	—	—
Domestic exchange settlement credits	18,735,862	(18,613,047)	122,815	(122,815)	—	—
Other financial instruments	1,467,820	(1,314,188)	153,632	(11,878)	—	141,754

Total	29,653,008	(19,927,235)	9,725,773	(8,881,389)	—	844,384

					(Unit: KRW millions)
Type	December 31, 2015
	Gross liabilities	Gross assets offset	Net amounts presented in the statement of financial position	Amount not offset		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,288,296	—	2,288,296	(1,724,586)	(4,632)	559,078
Derivatives held for hedging	34,761	—	34,761	(14,417)	—	20,344
Payable spot exchange	2,842,407	—	2,842,407	(2,840,480)	—	1,927
Repurchase agreements[1]	1,817,754	—	1,817,754	(1,817,754)	—	—
Securities borrowing agreements	517,458	—	517,458	(517,458)	—	—
Domestic exchange settlement credits	18,104,678	(17,986,079)	118,599	(118,599)	—	—
Other financial instruments	597,782	(473,983)	123,799	(53)	—	123,746

Total	26,203,136	(18,460,062)	7,743,074	(7,033,347)	(4,632)	705,095

1.	Includes repurchase agreements sold to customers.

7.	Due from Financial Institutions

(1)	Details of due from financial institutions as of June 30, 2016 and December 31, 2015, are as follows:

				(Unit: KRW millions)
Type		Financial institutions	Interest rate(%)	June 30, 2016	December 31, 2015
Due from financial institutions in KRW	Due from Bank of Korea	Bank of Korea	0.00~1.28	6,224,525	6,376,961
	Due from banks	KEB Hana Bank and others	0.00~2.60	698,981	1,610,649
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~1.20	3,381,912	3,406,289

	Subtotal			10,305,418	11,393,899

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—	1,525,901	1,211,342
	Time deposits in foreign currencies	China Merchants Bank NY Branch and others	0.01~3.60	932,037	1,131,816
	Due from others	Bank of Japan and others	—	125,001	107,697

	Subtotal			2,582,939	2,450,855

Total				12,888,357	13,844,754

(2)	Restricted cash from financial institutions as of June 30, 2016 and December 31, 2015, are as follows:

				(Unit: KRW millions)
Type		Financial Institutions	June 30, 2016	December 31, 2015	Reason for restriction
Due from financial institutions in KRW	Due from Bank of Korea	Bank of Korea	6,224,525	6,376,961	Bank of Korea Act
	Due from Banking institution	Morgan Stanley Bank International Ltd. and others	126,252	96,708	Deposits related to securitization and others
	Due from others	The Korea Securities Finance Corporation and others	164,704	86,915	Market entry deposit and others

	Subtotal		6,515,481	6,560,584

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	448,778	501,379	Bank of Korea Act and others
	Time deposit in foreign currencies	CorpBanca New York Branch and others	17,471	17,580	Bank Act of the State of New York
	Due from others	Samsung Futures Inc. and others	54,311	44,698	Derivatives margin account and others

	Subtotal		520,560	563,657

Total			7,036,041	7,124,241

8.	Derivative Financial Instruments and Hedge Accounting

The Company’s derivative operations focus on addressing the needs of the Company’s corporate clients to hedge their risk exposure and to hedge the Company’s risk exposure that results from such client contracts. The Company also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Company’s own assets and liabilities. In addition, the Company engages in proprietary trading of derivatives within the Company’s regulated open position limits.

The Company provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in KRW

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks

•	Stock price index options linked with the KOSPI index

In particular, the Company applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in KRW, financial debentures in foreign currencies, structured deposits in KRW and structured deposits in foreign currencies. In addition, the Company applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

(1)	Details of derivative financial instruments held for trading as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016
	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	2,252,279	—	—
Swaps	91,449,598	1,000,112	939,156
Options	5,484,500	81,656	196,968

Subtotal	99,186,377	1,081,768	1,136,124

Currency
Forwards	47,485,239	503,885	401,347
Futures[1]	471,589	55	40
Swaps	26,709,720	517,539	603,992
Options	422,637	2,154	3,226

Subtotal	75,089,185	1,023,633	1,008,605

Stock and index
Futures[1]	72,576	174	1,056
Swaps	1,455,678	8,341	162,107
Options	862,165	44,949	19,897

Subtotal	2,390,419	53,464	183,060

Credit
Swaps	900,000	19,813	19,756

Subtotal	900,000	19,813	19,756

Commodity
Futures[1]	6,524	7	196
Swaps	3,716	162	177

Subtotal	10,240	169	373

Other	847,820	12,796	7,083

Total	178,424,041	2,191,643	2,355,001

1.	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

	(Unit: KRW millions)
Type	December 31, 2015
	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	1,412,251	—	—
Swaps	92,008,910	910,744	892,601
Options	5,874,500	73,724	133,087

Subtotal	99,295,661	984,468	1,025,688

Currency
Forwards	34,103,783	512,411	308,540
Futures[1]	606,297	150	44
Swaps	25,303,179	596,668	782,911
Options	373,241	2,197	3,526

Subtotal	60,386,500	1,111,426	1,095,021

Stock and index
Futures[1]	177,781	486	81
Swaps	1,297,420	9,690	122,188
Options	471,095	35,543	17,554

Subtotal	1,946,296	45,719	139,823

Credit
Swaps	600,000	13,408	13,413

Subtotal	600,000	13,408	13,413

Commodity
Futures[1]	2,885	31	—
Swaps	5,074	638	699

Subtotal	7,959	669	699

Other	793,200	10,281	8,150

Total	163,029,616	2,165,971	2,282,794

1.	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

(2)	Fair Value Hedge

1)	Details of derivative instruments designated as fair value hedge as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW millions)
Type	June 30, 2016
	Notional amount	Assets	Liabilities
Interest rate
Swaps	3,209,985	105,533	1,903
Currency
Forwards	365,539	4,643	861
Other	140,000	3,392	128

Total	3,715,524	113,568	2,892

			(Unit: KRW millions)
Type	December 31, 2015
	Notional amount	Assets	Liabilities
Interest rate
Swaps	3,108,538	91,341	21,461
Currency
Forwards	331,533	800	7,637
Other	140,000	1,211	497

Total	3,580,071	93,352	29,595

2)	Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2016 and 2015, are as follows:

		(Unit: KRW millions)
Type	2016	2015
Gains(losses) on hedging instruments	47,688	(16,857)
Gains(losses) on the hedged items attributable to the hedged risk	(47,895)	17,398

Total	(207)	541

(3)	Cash Flow Hedge

1)	Details of derivative instruments designated as cash flow hedge as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW millions)
Type	June 30, 2016
	Notional amount	Assets	Liabilities
Interest rate
Swaps	808,000	—	13,220
Currency
Swaps	349,410	15,395	—

Total	1,157,410	15,395	13,220

			(Unit: KRW millions)
Type	December 31, 2015
	Notional amount	Assets	Liabilities
Interest rate
Swaps	498,000	—	13,367
Currency
Swaps	351,600	18,789	—

Total	849,600	18,789	13,367

2)	Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2016 and 2015, are as follows:

		(Unit: KRW millions)
Type	2016	2015
Gains(losses) on hedging instruments	(3,295)	5,199
Gains(losses) on effectiveness (amount recognized in other comprehensive income (loss))	(3,615)	4,779
Gains(losses) on ineffectiveness	320	420

3)	Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016	2015
Amount recognized in other comprehensive income (loss)	(3,615)	4,779
Amount reclassified from equity to profit or loss	2,175	(7,243)
Tax effect	(7)	(19)
Total	(1,447)	(2,483)

(4)	Hedge on Net Investments in Foreign Operations

1)	The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income (loss) for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016	2015
Amount recognized in other comprehensive income (loss)	(1,765)	(9,900)
Tax effect	427	2,396
Amount recognized in other comprehensive income (loss), net of tax	(1,338)	(7,504)

2)	There are no ineffective portion of gain (loss) related to hedge on net investments in foreign operations for the six-month periods ended June 30, 2016.

3)	The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Loans in foreign currencies	192,588	582,205

9.	Loans

(1)	Details of loans as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Loans	254,679,989	246,911,148
Deferred loan origination fees and costs	687,419	676,276
Less: Allowances for loan losses	(2,282,332)	(2,582,054)
Carrying amount	253,085,076	245,005,370

(2)	Details of loans for other banks as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Loans	5,621,188	6,779,962
Less: Allowances for loan losses	(4)	(39)
Carrying amount	5,621,184	6,779,923

(3)	Details of loan types and customer types of loans to customers, other than banks, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016
	Retail	Corporate	Credit card	Total
Loans in KRW	123,592,062	98,092,110	—	221,684,172
Loans in foreign currencies	50,230	2,709,273	—	2,759,503
Domestic import usance bills	—	2,811,774	—	2,811,774
Off-shore funding loans	—	562,458	—	562,458
Call loans	—	60,020	—	60,020
Bills bought in KRW	—	5,004	—	5,004
Bills bought in foreign currencies	—	2,204,059	—	2,204,059
Guarantee payments under payment guarantee	162	15,030	—	15,192

Credit card receivables in KRW	—	—	12,525,198	12,525,198
Credit card receivables in foreign currencies	—	—	6,743	6,743
Reverse repurchase agreements	—	1,688,000	—	1,688,000
Privately placed bonds	—	754,409	—	754,409
Factored receivables	1,609,209	26,595	—	1,635,804
Lease receivables	1,318,959	73,810	—	1,392,769
Loans for installment credit	1,641,115	—	—	1,641,115

Subtotal	128,211,737	109,002,542	12,531,941	249,746,220

Proportion (%)	51.34	43.64	5.02	100.00
Less: Allowances	(399,990)	(1,471,099)	(411,239)	(2,282,328)

Total	127,811,747	107,531,443	12,120,702	247,463,892

			(Unit: KRW millions)
Type	December 31, 2015
	Retail	Corporate	Credit card	Total
Loans in KRW	119,232,458	93,544,200	—	212,776,658
Loans in foreign currencies	42,413	2,659,902	—	2,702,315
Domestic import usance bills	—	3,445,301	—	3,445,301
Off-shore funding loans	—	584,914	—	584,914
Call loans	—	198,045	—	198,045
Bills bought in KRW	—	5,257	—	5,257
Bills bought in foreign currencies	—	2,812,217	—	2,812,217
Guarantee payments under payment guarantee	109	26,129	—	26,238
Credit card receivables in KRW	—	—	12,131,776	12,131,776
Credit card receivables in foreign currencies	—	—	4,149	4,149
Reverse repurchase agreements	—	228,000	—	228,000
Privately placed bonds	—	822,037	—	822,037
Factored receivables	2,658,457	48,568	—	2,707,025
Lease receivables	1,149,352	61,054	—	1,210,406
Loans for installment credit	1,153,124	—	—	1,153,124

Subtotal	124,235,913	104,435,624	12,135,925	240,807,462

Proportion (%)	51.59	43.37	5.04	100.00
Less: Allowances	(491,352)	(1,692,313)	(398,350)	(2,582,015)

Total	123,744,561	102,743,311	11,737,575	238,225,447

10.	Allowances for Loan Losses

Changes in the allowances for loan losses for the six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	2016
	Retail	Corporate	Credit card	Total
Beginning	491,352	1,692,352	398,350	2,582,054
Written-off	(132,287)	(453,776)	(171,980)	(758,043)
Recoveries from written-off loans	92,532	51,604	66,353	210,489
Sale and repurchase	(10,148)	(39,594)	—	(49,742)
Provision (reversal)[1]	(32,559)	217,489	121,546	306,476
Other changes	(8,900)	3,028	(3,030)	(8,902)
Ending	399,990	1,471,103	411,239	2,282,332

			(Unit: KRW millions)
Type	2015
	Retail	Corporate	Credit card	Total
Beginning	536,959	1,525,152	389,941	2,452,052
Written-off	(179,547)	(318,620)	(179,304)	(677,471)
Recoveries from written-off loans	94,943	92,610	65,153	252,706
Sale and repurchase	(2,835)	(25,811)	—	(28,646)
Provision[1]	61,861	277,411	130,228	469,500
Other changes	346	426	(1,820)	(1,048)
Ending	511,727	1,551,168	404,198	2,467,093

1.	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22) and provision (reversal) for other financial assets (Note 17).

11.	Financial Assets at Fair Value through Profit or Loss and Financial Investments

(1)	Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Financial assets held for trading
Debt securities:
Government and public bonds	4,140,579	2,509,783
Financial bonds	4,242,536	3,973,387
Corporate bonds	2,566,356	2,106,163
Asset-backed securities	203,692	316,485
Others	411,808	418,325
Equity securities:
Stocks	31,487	38,124
Beneficiary certificates	564,186	603,769
Others	70,607	69,060

Subtotal	12,231,251	10,035,096

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds	393,351	145,542
Equity securities:
Beneficiary certificates	246,353	195,536
Derivative-linked securities	812,049	797,890

Subtotal	1,451,753	1,138,968

Total financial assets at fair value through profit or loss	13,683,004	11,174,064

Available-for-sale financial assets
Debt securities:
Government and public bonds	4,088,591	3,756,819
Financial bonds	7,381,205	7,241,493
Corporate bonds	4,619,907	4,979,535
Asset-backed securities	3,454,307	5,215,974
Others	574,009	416,842
Equity securities:
Stocks	2,242,733	2,045,381
Equity investments and others	207,879	66,246
Beneficiary certificates	4,116,497	1,264,941

Subtotal	26,685,128	24,987,231

Held-to-maturity financial assets
Debts securities:
Government and public bonds	2,529,359	2,592,221
Financial bonds	2,270,986	1,863,810
Corporate bonds	4,347,895	5,529,595
Asset-backed securities	3,841,157	4,163,902

Subtotal	12,989,397	14,149,528

Total financial investments	39,674,525	39,136,759

(2)	The impairment losses and the reversal of impairment losses in financial investments for the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW millions)
Type	2016
	Impairment	Reversal	Net
Available-for-sale financial assets	(6,343)	—	(6,343)

(Unit: KRW millions)
Type	2015
	Impairment	Reversal	Net
Available-for-sale financial assets	(111,639)	—	(111,639)

12.	Investments in Associates

(1)	Investments in associates as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Associates	June 30, 2016
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB Insurance Co., Ltd. [1]	33.29	882,134	1,213,434	1,212,713	Non-life insurance	Korea
Hyundai Securities Co., Ltd. [2]	29.62	1,349,150	1,011,486	1,454,081	Investment finance	Korea
Balhae Infrastructure Fund [3]	12.61	128,110	130,952	130,952	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[3]	9.00	4,500	4,506	4,506	Credit information	Korea
JSC Bank CenterCredit
Ordinary share[4]	29.56	954,104	(34,092)	—	Banking	Kazakhstan
Preference share[4]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)[11]	50.00	25,985	25,375	24,989	Investment finance	Korea
Shinla Construction Co., Ltd. [10]	20.24	—	(536)	—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74	113,880	131,612	128,141	Investment finance	Korea
Incheon Bridge Co., Ltd.[3]	14.99	24,677	(365)	—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00	31,875	32,515	32,515	Investment finance	Korea
Terra Co., Ltd.[10]	24.06	—	31	15	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[10]	22.89	—	(533)	195	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[10]	42.88	—	(362)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[10]	35.63	—	20	17	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[10]	25.62	—	(454)	—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[10]	26.24	—	(142)	100	Manufacture of underwear and sleepwear	Korea
Dpaps Co., Ltd.[10]	38.62	—	151	—	Wholesale of paper products	Korea
Ejade Co., Ltd.[10]	25.67	—	238	—	Wholesale of underwear	Korea
Kendae Co., Ltd.[10]	41.01	—	(351)	—	Screen printing	Korea
Jaeyang Industry Co., Ltd.[10]	20.86	—	(522)	—	Manufacture of luggage and other protective cases	Korea
KB Star office Private real estate Investment Trust No.1	21.05	20,000	20,302	19,889	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[3]	2.56	3,393	—	—	Investment finance	Korea

KBIC Private Equity Fund No. 3[3]	2.00	2,050	2,373	2,373	Investment finance	Korea
HIMS Co., Ltd.[12]	—	—	—	—	Semiconductor equipment manufacturing	Korea
RAND Bio Science Co., Ltd.	24.24	2,000	694	2,000	Research and experimental development on medical sciences and pharmacy	Korea
KB-Glenwood Private Equity Fund[3]	0.03	10	10	10	Investment finance	Korea
KB No.5 Special Purpose Acquisition Company[3,5]	0.19	10	20	20	SPAC	Korea
KB No.7 Special Purpose Acquisition Company[3,7]	0.93	50	88	88	SPAC	Korea
KB No.8 Special Purpose Acquisition Company[3,8]	0.10	10	19	19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[3,9]	10.46	2,879	2,827	2,827	SPAC	Korea
SY Auto Capital Co., Ltd.	49.00	9,800	11,138	8,355	Installment loan	Korea

Total		3,554,617	2,550,434	3,023,805

(Unit: KRW millions)
Associates	December 31, 2015
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB Insurance Co., Ltd.[1]	33.29	882,134	1,077,380	1,077,014	Non-life insurance	Korea
Balhae Infrastructure Fund[3]	12.61	125,462	128,275	128,275	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[3]	9.00	4,500	4,580	4,580	Credit information	Korea
UAMCO., Ltd.[3]	17.50	85,050	125,822	129,707	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[4]	29.56	954,104	(21,990)	—	Banking	Kazakhstan
Preference share[4]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)[11]	50.00	26,885	25,895	25,508	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[3]	17.73	172,441	187,596	183,117	Other finance	Korea
Shinla Construction Co., Ltd.[10]	20.24	—	(518)	—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74	113,880	131,011	127,539	Investment finance	Korea
Incheon Bridge Co., Ltd.[10]	14.99	24,677	(1,879)	—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	25.00	30,950	29,090	28,470	Investment finance	Korea
Terra Co., Ltd.[10]	24.06	—	37	21	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[10]	22.89	—	(580)	149	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[10]	42.88	—	87	33	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[10]	35.63	—	(47)	—	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[10]	25.62	—	(447)	—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[10]	26.24	—	(186)	56	Manufacture of underwear and sleepwear	Korea
Dpaps Co., Ltd.[10]	38.62	—	339	—	Wholesale of paper products	Korea
Ejade Co., Ltd.[9]	25.67	—	591	—	Wholesale of underwear	Korea

KB Star office Private real estate Investment Trust No.1	21.05	20,000	20,328	19,915	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[3]	2.56	3,393	—	—	Investment finance	Korea
KBIC Private Equity Fund No. 3[3]	2.00	2,050	2,348	2,348	Investment finance	Korea
Sawnics Co., Ltd.	26.93	1,500	1,397	1,397	Manufacture of mobile phone parts	Korea
KB-Glenwood Private Equity Fund[3]	0.03	10	10	10	Investment finance	Korea
KB No.5 Special Purpose Acquisition Company[3,5]	0.19	10	20	20	Special Purpose Acquisition Company	Korea
KB No.6 Special Purpose Acquisition Company[3,6]	0.25	40	78	78	Special Purpose Acquisition Company	Korea
KB No.7 Special Purpose Acquisition Company[3,7]	0.93	50	88	88	Special Purpose Acquisition Company	Korea
KB No.8 Special Purpose Acquisition Company[3,8]	0.10	10	19	19	Special Purpose Acquisition Company	Korea
KB No.9 Special Purpose Acquisition Company[3]	4.97	16	15	15	Special Purpose Acquisition Company	Korea
SY Auto Capital Co., Ltd.	49.00	9,800	9,481	9,481	Installment loan	Korea

Total		2,456,962	1,718,840	1,737,840

1.	The fair value of KB Insurance Co., Ltd., reflecting the published market price, as of June 30, 2016 and December 31, 2015, amounts to KRW559,237 million and KRW583,205 million.
2.	The fair value of Hyundai Securities Co., Ltd. reflecting the published market price, as of June 30, 2016 amounts to KRW438,803 million.
3.	As of June 30, 2016 and December 31, 2015, the Company is represented in the governing bodies of its associates. Therefore, the Company has a significant influence over the decision-making process relating to their financial and business policies.
4.	Fair values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of June 30, 2016 and December 31, 2015, are KRW23,458 million and KRW21,863 million, respectively. The Company determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Company against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
5.	The fair value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2016 and December 31, 2015, amounts to KRW22 million and KRW20 million, respectively.
6.	The fair value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to KRW74 million, respectively.
7.	The fair value of KB No.7 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2016 and December 31, 2015, amounts to KRW199 million and KRW102 million.
8.	The fair value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2016 and December 31, 2015, amounts to KRW20 million and KRW20 million.
9.	The fair value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2016 amounts to KRW2,862 million.
10.	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.
11.	Although the Company holds over than a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the Company has been classified as investment in associates.
12.	The ownership ratio, reflecting the potential voting right generated from holding exchangeable bonds of HIMS Co., Ltd. as of June 30, 2016 is 24.13%.

(2)	Summarized financial information on major associates, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

(Unit: KRW millions)
Associates	June 30, 2016[1]
	Total assets	Total liabilities	Share capital	Equity	Share of net asset amount	Unrealized gains (losses)	Consolidated carrying amount
KB Insurance Co., Ltd. (initial acquisition 22.59%)	29,810,463	26,191,229	30,000	3,619,234	816,764	(721)	1,212,713
(additional acquisition 10.70%)	29,933,964	26,221,116	30,000	3,712,848	396,670
Hyundai Securities Co., Ltd.[2]	25,957,542	22,543,234	1,183,063	3,414,308	1,011,486	442,595	1,454,081
Balhae Infrastructure Fund	1,041,253	2,368	1,044,280	1,038,885	130,952	—	130,952
Korea Credit Bureau Co., Ltd.	60,543	10,480	10,000	50,063	4,506	—	4,506
JSC Bank CenterCredit	4,128,492	4,198,968	546,794	(70,476)	(34,092)	34,092	—
KoFC KBIC Frontier Champ 2010-5(PEF)	50,886	136	51,970	50,750	25,375	(386)	24,989
KB GwS Private Securities Investment Trust	492,367	253	425,814	492,114	131,612	(3,471)	128,141
Incheon Bridge Co., Ltd.	678,325	680,758	164,621	(2,433)	(365)	365	—
KB Star office Private real estate Investment Trust No.1	219,005	122,569	95,000	96,436	20,302	(413)	19,889

KoFC POSCO HANWHA KB shared growth Private Equity Fund	130,835	775	127,500	130,060	32,515	—	32,515
NPS KBIC Private Equity Fund No. 1	141	146	—	(5)	—	—	—
KBIC Private Equity Fund No. 3	118,779	71	102,500	118,708	2,373	—	2,373
RAND Bio Science Co., Ltd.	2,866	5	83	2,861	694	1,306	2,000
KB-Glenwood Private Equity Fund	30,558	2,739	31,100	27,819	10	—	10
KB No.5 Special Purpose Acquisition Company	12,594	2,144	522	10,450	20	—	20
KB No.7 Special Purpose Acquisition Company	10,461	1,161	535	9,300	88	—	88
KB No.8 Special Purpose Acquisition Company	22,584	2,289	1,031	20,295	19	—	19
KB No.9 Special Purpose Acquisition Company	29,483	2,463	1,382	27,020	2,827	—	2,827
SY Auto Capital Co., Ltd.	57,841	35,110	20,000	22,731	11,138	(2,783)	8,355

(Unit: KRW millions)
Associates	June 30, 2016[1]
	Operating income	Profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)	Dividends
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	5,550,709	145,667	286,277	431,944	7,989
(additional acquisition 10.70%)	5,580,750	173,589	260,766	434,355
Balhae Infrastructure Fund	27,116	22,546	—	22,546	2,812
Korea Credit Bureau Co., Ltd.	22,593	(342)	—	(342)	135
JSC Bank CenterCredit	69,128	(25,999)	(6,025)	(32,024)	—
KoFC KBIC Frontier Champ 2010-5(PEF)	1,293	453	478	931	—
KB GwS Private Securities Investment Trust	18,251	18,004	—	18,004	4,145
Incheon Bridge Co., Ltd.	49,809	10,159	—	10,159	—
KB Star office Private real estate Investment Trust No.1	8,914	3,908	—	3,908	849
KoFC POSCO HANWHA KB shared growth Private Equity Fund	12,725	9,331	745	10,076	—
NPS KBIC Private Equity Fund No. 1	—	—	—	—	—
KBIC Private Equity Fund No. 3	1,402	1,260	—	1,260	—
KB-Glenwood Private Equity Fund	—	(78)	—	(78)	—
KB No.5 Special Purpose Acquisition Company	—	14	—	14	—
KB No.7 Special Purpose Acquisition Company	—	(1)	—	(1)	—
KB No.8 Special Purpose Acquisition Company	—	133	277	410	—
KB No.9 Special Purpose Acquisition Company	—	(26)	25,393	25,367	—
SY Auto Capital Co., Ltd.	2,937	3,381	—	3,381	—

1.	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
2.	The unrealized gain of Hyundai Securities Co., Ltd. amounting to KRW442,595 million is the goodwill due to the initial acquisition.
3.	The details of profit of loss are not disclosed as Hyundai Securities Co., Ltd. is classified as an associate as of June 30, 2016.

(Unit: KRW millions)
Associates	December 31, 2015[1]
	Total assets	Total liabilities	Share capital	Equity	Share of net asset amount	Unrealized gains (losses)	Consolidated carrying amount
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	29,007,556	25,769,760	30,000	3,237,796	724,599	(366)	1,077,014
(additional acquisition 10.70%)	29,127,877	25,798,877	30,000	3,329,000	352,781
Balhae Infrastructure Fund	1,019,844	2,198	1,021,953	1,017,646	128,275	—	128,275
Korea Credit Bureau Co., Ltd.	63,960	13,076	10,000	50,884	4,580	—	4,580
UAMCO., Ltd.	4,068,353	3,331,647	2,430	736,706	125,822	3,885	129,707
JSC Bank CenterCredit	4,672,327	4,710,972	546,794	(38,645)	(21,990)	21,990	—
KoFC KBIC Frontier Champ 2010-5(PEF)	51,934	145	53,770	51,789	25,895	(387)	25,508
United PF 1st Recovery Private Equity Fund	1,088,325	30,390	973,258	1,057,935	187,596	(4,479)	183,117
KB GwS Private Securities Investment Trust	490,606	741	425,814	489,865	131,011	(3,472)	127,539
Incheon Bridge Co., Ltd.	696,390	708,926	164,621	(12,536)	(1,879)	1,879	—
KB Star office Private real estate Investment Trust No.1	218,308	121,749	95,000	96,559	20,328	(413)	19,915
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund	117,473	1,112	123,800	116,361	29,090	(620)	28,470
NPS KBIC Private Equity Fund No. 1	141	146	—	(5)	—	—	—
KBIC Private Equity Fund No. 3	117,535	87	102,500	117,448	2,348	—	2,348
KB-Glenwood Private Equity Fund	30,558	2,661	31,100	27,897	10	—	10
KB No.5 Special Purpose Acquisition Company	12,576	2,140	522	10,436	20	—	20
KB No.6 Special Purpose Acquisition Company	34,792	3,673	1,600	31,119	78	—	78
KB No.7 Special Purpose Acquisition Company	10,446	1,145	535	9,301	88	—	88
KB No.8 Special Purpose Acquisition Company	22,380	2,495	1,031	19,885	19	—	19
KB No.9 Special Purpose Acquisition Company	2,992	2,689	32	303	15	—	15
SY Auto Capital Co., Ltd.	19,609	259	20,000	19,350	9,481	—	9,481

(Unit: KRW millions)
Associates	June 30, 2015[1]
	Operating income	Profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)	Dividends
Balhae Infrastructure Fund	23,540	19,287	—	19,287	2,495
Korea Credit Bureau Co., Ltd.	19,060	(1,130)	—	(1,130)	—
UAMCO., Ltd.	238,223	38,432	(9)	38,423	—
JSC Bank CenterCredit	167,395	(25,565)	332	(25,233)	—
KoFC KBIC Frontier Champ 2010-5(PEF)	1,728	(632)	427	(205)	—
United PF 1st Recovery Private Equity Fund	51,797	1,650	—	1,650	—
KB GwS Private Securities Investment Trust	27,404	26,900	—	26,900	4,010
Incheon Bridge Co., Ltd.	35,993	(6,645)	—	(6,645)	—
KoFC POSCO HANWHA KB shared growth Private Equity Fund	6,755	(1,373)	6,006	4,633	—
KB Star Office Private Real Estate Investment Trust	7,956	3,935	—	3,935	877
NPS KBIC Private Equity Fund No. 1	—	(11)	—	(11)	—
KBIC Private Equity Fund No. 3	1,175	1,020	—	1,020	—
KB-Glenwood Private Equity Fund	—	(3)	—	(3)	—
KB No.3 Special Purpose Acquisition Company	—	417	—	417	—
KB No.4 Special Purpose Acquisition Company	—	369	—	369	—
KB No.5 Special Purpose Acquisition Company	—	225	—	225	—
KB No.6 Special Purpose Acquisition Company	—	635	—	635	—
KB No.7 Special Purpose Acquisition Company	—	(47)	—	(47)	—
KB No.8 Special Purpose Acquisition Company	—	(1)	—	(1)	—

1.	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
2.	The details of profit or loss are not disclosed as KB Insurance Co., Ltd., Sawnics Co., Ltd., E-clear International Co., Ltd. are classified as an associate as of June 30, 2015.

(3)	Changes in investments in associates for the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW millions)
Associates	2016
	Beginning	Acquisition	Disposal	Dividends	Gains (losses) on equity- method accounting	Other comprehensive income (loss)	Others	Ending
KB Insurance Co., Ltd.	1,077,014	—	—	(7,989)	51,120	92,568	—	1,212,713
Hyundai Securities Co., Ltd.[1]	—	1,349,150	—	—	104,931	—	—	1,454,081
Balhae Infrastructure Fund	128,275	2,647	—	(2,812)	2,842	—	—	130,952
Korea Credit Bureau Co., Ltd.	4,580	—	—	(135)	61	—	—	4,506
UAMCO., Ltd.	129,707	—	(101,740)	(26,961)	(1,006)	—	—	—
KoFC KBIC Frontier Champ 2010-5(PEF)	25,508	—	(900)	—	142	239	—	24,989
United PF 1st Recovery Private Equity Fund	183,117	—	(190,863)	—	7,746	—	—	—
KB GwS Private Securities Investment Trust	127,539	—	—	(4,145)	4,747	—	—	128,141
KoFC POSCO HANHWA KB shared growth Private Equity Fund	28,470	925	—	—	3,161	(41)	—	32,515
Terra Co., Ltd.	21	—	—	—	(6)	—	—	15
MJT&I Co., Ltd.	149	—	—	—	46	—	—	195
Jungdong Steel Co., Ltd.	33	—	—	—	(33)	—	—	—
Doosung Metal Co., Ltd.	—	—	—	—	17	—	—	17
Shinhwa Underwear Co., Ltd.	56	—	—	—	44	—	—	100
KB Star office Private real estate Investment Trust No.1	19,915	—	—	(849)	823	—	—	19,889
KBIC Private Equity Fund No. 3	2,348	—	—	—	25	—	—	2,373
Sawnics Co., Ltd.	1,397	—	(1,223)	—	(174)	—	—	—
RAND Bio Science Co., Ltd.	—	2,000	—	—	—	—	—	2,000
KB-Glenwood Private Equity Fund	10	—	—	—	—	—	—	10
KB No.5 Special Purpose Acquisition Company	20	—	—	—	—	—	—	20
KB No.6 Special Purpose Acquisition Company	78	—	(79)	—	—	1	—	—
KB No.7 Special Purpose Acquisition Company	88	—	—	—	—	—	—	88
KB No.8 Special Purpose Acquisition Company	19	—	—	—	—	—	—	19
KB No.9 Special Purpose Acquisition Company[2]	15	4,082	(1,219)	—	(3)	(56)	8	2,827
SY Auto Capital Co., Ltd.	9,481	—	—	—	(1,126)	—	—	8,355

Total	1,737,840	1,358,804	(296,024)	(42,891)	173,357	92,711	8	3,023,805

1.	Gain on valuation of equity-method investments amounting to KRW104,931 million of Hyundai Securities Co., Ltd. was recognized due to gains on bargain purchase from additional acquisition.

2.	Other gain of KB No.9 Special Purpose Acquisition Company amounting to KRW8 million represents the changes in interests due to unequal share capital increase in the associate.

(Unit: KRW millions)
Associates	2015
	Beginning	Acquisition	Disposal	Dividends	Gains (losses) on equity- method accounting	Other comprehensive income (loss)	Others	Ending
KB Insurance Co., Ltd.[1]	—	650,703	—	—	11,832	—	—	662,535
Balhae Infrastructure Fund	125,119	633	—	(2,495)	2,431	—	—	125,688
Korea Credit Bureau Co., Ltd.	4,222	—	—	—	(23)	—	—	4,199
UAMCO., Ltd.	121,182	—	—	—	4,561	—	—	125,743
JSC Bank CenterCredit	29,279	—	—	—	(8,654)	443	—	21,068
KoFC KBIC Frontier Champ 2010-5(PEF)	23,559	—	(350)	—	(632)	427	—	23,004
United PF 1st Recovery Private Equity Fund	198,089	—	(19,028)	—	293	—	—	179,354
KB GwS Private Securities Investment Trust	124,074	—	—	(4,010)	7,194	—	—	127,258
KoFC POSCO HANHWA KB shared growth Private Equity Fund	22,329	—	—	—	(539)	1,942	—	23,732
CH Engineering Co., Ltd.	20	—	—	—	(20)	—	—	—
Myeongwon Tech Co., Ltd.	—	—	—	—	8	—	—	8
KB Star office Private real estate Investment Trust No.1	19,989	—	—	(877)	748	—	—	19,860
KBIC Private Equity Fund No. 3	2,287	—	—	—	21	—	—	2,308
Sawnics Co., Ltd.	—	1,500	—	—	—	—	—	1,500
E-clear International Co., Ltd.	—	600	—	—	—	—	—	600
KB-Glenwood Private Equity Fund	10	—	—	—	—	—	—	10
KB No.3 Special Purpose Acquisition Company	39	—	—	—	1	(1)	—	39
KB No.4 Special Purpose Acquisition Company	38	—	—	—	1	—	—	39
KB No.5 Special Purpose Acquisition Company	19	—	—	—	—	—	—	19
KB No.6 Special Purpose Acquisition Company	77	—	—	—	2	(1)	—	78
KB No.7 Special Purpose Acquisition Company[2]	—	50	—	—	(1)	—	38	87
KB No.8 Special Purpose Acquisition Company	—	10	—	—	—	—	—	10

Total	670,332	653,496	(19,378)	(7,382)	17,223	2,810	38	1,317,139

1.	Gain on valuation of equity-method investments amounting to KRW11,832 million of KB Insurance Co., Ltd. was recognized due to gains on bargain purchase.
2.	Gain on others in KB No.7 Special Purpose Acquisition Company amounting to KRW38 million represents the changes in interests due to unequal share capital increase in the associate.

13.	Property and Equipment, and Investment Property

(1)	Details of property and equipment as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,081,496	—	(1,018)	2,080,478
Buildings	1,349,341	(422,093)	(5,859)	921,389
Leasehold improvements	644,757	(588,375)	—	56,382
Equipment and vehicles	1,575,800	(1,406,093)	—	169,707
Construction in progress	15,340	—	—	15,340
Financial lease assets	33,505	(17,432)	—	16,073

Total	5,700,239	(2,433,993)	(6,877)	3,259,369

(Unit: KRW millions)
Type	December 31, 2015
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,081,704	—	(1,018)	2,080,686
Buildings	1,351,011	(408,339)	(5,859)	936,813
Leasehold improvements	629,956	(575,112)	—	54,844
Equipment and vehicles	1,640,777	(1,446,285)	—	194,492
Construction in progress	635	—	—	635
Financial lease assets	33,505	(13,592)	—	19,913

Total	5,737,588	(2,443,328)	(6,877)	3,287,383

(2)	Details of investment property as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	119,174	—	(738)	118,436
Buildings	96,632	(10,999)	—	85,633

Total	215,806	(10,999)	(738)	204,069

(Unit: KRW millions)
Type	December 31, 2015
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	125,291	—	(738)	124,553
Buildings	97,676	(10,414)	—	87,262

Total	222,967	(10,414)	(738)	211,815

14.	Intangible Assets

(1)	Details of intangible assets as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying Amount
Goodwill	331,707	—	(69,315)	262,392
Other intangible assets	971,577	(738,670)	(19,993)	212,914

Total	1,303,284	(738,670)	(89,308)	475,306

(Unit: KRW millions)
Type	December 31, 2015
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying Amount
Goodwill	331,707	—	(69,315)	262,392
Other intangible assets	935,686	(705,039)	(26,211)	204,436

Total	1,267,393	(705,039)	(95,526)	466,828

(2)	Details of goodwill as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016		December 31, 2015
	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount
Housing & Commercial Bank	65,288	65,288	65,288	65,288
KB Cambodia Bank	1,202	1,202	1,202	1,202
KB Investment Securities	70,265	58,889	70,265	58,889
KB Capital Co., Ltd.	79,609	79,609	79,609	79,609
KB Savings Bank Co., Ltd.	115,343	57,404	115,343	57,404

Total	331,707	262,392	331,707	262,392

(3)	Details of intangible assets, excluding goodwill, as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	3,069	(1,369)	—	1,700
Software	705,288	(622,502)	—	82,786
Other intangible assets	221,519	(103,877)	(19,993)	97,649
Finance leases assets	41,701	(10,922)	—	30,779

Total	971,577	(738,670)	(19,993)	212,914

(Unit: KRW millions)
Type	December 31, 2015
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,497	(1,177)	—	320
Software	675,490	(600,481)	—	75,009
Other intangible assets	217,213	(96,186)	(26,211)	94,816
Finance leases assets	41,486	(7,195)	—	34,291

Total	935,686	(705,039)	(26,211)	204,436

15.	Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016
	Assets	Liabilities	Net amount
Other provisions	96,764	—	96,764
Allowances for loan losses	1,222	—	1,222
Impairment losses on property and equipment	6,351	(358)	5,993
Interest on equity index-linked deposits	36	—	36
Share-based payments	7,050	—	7,050
Provisions for guarantees	38,677	—	38,677
Losses(gains) from valuation on derivative financial instruments	33,001	(32,446)	555
Present value discount	10,386	(8,540)	1,846
Losses(gains) from fair value hedged item	15,424	—	15,424
Accrued interest	—	(77,689)	(77,689)
Deferred loan origination fees and costs	2,632	(152,929)	(150,297)
Gains from revaluation	—	(274,945)	(274,945)
Investments in subsidiaries and others	9,709	(102,238)	(92,529)
Derivative-linked securities	885,875	(938,735)	(52,860)
Others	689,549	(396,500)	293,049

Subtotal	1,796,676	(1,984,380)	(187,704)

Offsetting of deferred income tax assets and liabilities	(1,791,260)	1,791,260	—

Total	5,416	(193,120)	(187,704)

(Unit: KRW millions)
Type	December 31, 2015
	Assets	Liabilities	Net amount
Other provisions	108,757	—	108,757
Allowances for loan losses	1,229	—	1,229
Impairment losses on property and equipment	5,197	(358)	4,839
Interest on equity index-linked deposits	69	—	69
Share-based payments	8,601	—	8,601

Provisions for guarantees	38,225	—	38,225
Losses(gains) from valuation on derivative financial instruments	28,736	(31,214)	(2,478)
Present value discount	11,290	(9,133)	2,157
Losses(gains) from fair value hedged item	2,876	—	2,876
Accrued interest	—	(81,893)	(81,893)
Deferred loan origination fees and costs	5,851	(152,390)	(146,539)
Gains from revaluation	—	(274,947)	(274,947)
Investments in subsidiaries and others	8,543	(96,188)	(87,645)
Derivative-linked securities	747,844	(779,751)	(31,907)
Others	669,750	(381,964)	287,786

Subtotal	1,636,968	(1,807,838)	(170,870)

Offsetting of deferred income tax assets and liabilities	(1,628,595)	1,628,595	—

Total	8,373	(179,243)	(170,870)

16.	Assets Held for Sale

Details of assets held for sale as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016
	Acquisition cost[1]	Accumulated impairment	Carrying amount	Fair value less costs to sell
Land held for sale	42,170	(10,915)	31,255	31,630
Buildings held for sale	42,014	(17,895)	24,119	26,468

Total	84,184	(28,810)	55,374	58,098

(Unit: KRW millions)
Type	December 31, 2015
	Acquisition cost[1]	Accumulated impairment	Carrying amount	Fair value less costs to sell
Land held for sale	35,997	(8,531)	27,466	28,659
Buildings held for sale	37,115	(15,953)	21,162	21,621

Total	73,112	(24,484)	48,628	50,280

1.	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17.	Other Assets

(1)	Details of other assets as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Other financial assets
Other receivables	6,716,993	3,652,481
Accrued income	1,178,715	1,163,368
Guarantee deposits	1,206,422	1,204,474
Domestic exchange settlement debits	1,112,814	2,145,654
Others	41,629	52,258
Allowances for loan losses	(73,317)	(308,699)
Present value discount	(1,920)	(1,596)

Subtotal	10,181,336	7,907,940

Other non-financial assets
Other receivables	7,536	5,238
Prepaid expenses	247,851	280,563
Guarantee deposits	4,291	4,232
Insurance assets	119,216	112,489
Separate account assets	858,135	852,648
Others	258,819	236,571
Allowances on other asset	(24,214)	(23,977)

Subtotal	1,471,634	1,467,764

Total	11,652,970	9,375,704

(2)	Changes in allowances for loan losses on other assets for the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW millions)
Type	2016
	Other financial assets	Other non-financial assets	Total
Beginning	308,699	23,977	332,676
Written-off	(269,739)	(374)	(270,113)
Provision	852	611	1,463
Others	33,505	—	33,505
Ending	73,317	24,214	97,531

(Unit: KRW millions)
Type	2015
	Other financial assets	Other non-financial assets	Total
Beginning	347,918	23,294	371,212
Written-off	(3,176)	(73)	(3,249)
Provision(Reversal)	1,564	(84)	1,480
Others	1,370	—	1,370
Ending	347,676	23,137	370,813

18.	Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Financial liabilities held for trading
Securities sold	517,010	517,458
Other	69,934	69,465

Subtotal	586,944	586,923

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	2,967,069	2,387,681

Total financial liabilities at fair value through profit or loss	3,554,013	2,974,604

19.	Deposits

Details of deposits as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Demand deposits
Demand deposits in KRW	97,329,562	91,678,321
Demand deposits in foreign currencies	4,765,399	4,147,646

Demand deposits subtotal	102,094,961	95,825,967

Time deposits
Time deposits in KRW	123,110,847	120,225,483
Fair value adjustments on valuation of fair value hedged items	107	(201)

Subtotal	123,110,954	120,225,282

Time deposits in foreign currencies	3,875,565	3,623,160
Fair value adjustments on valuation of fair value hedged items	7,236	(17,671)

Subtotal	3,882,801	3,605,489

Time deposits subtotal	126,993,755	123,830,771

Certificates of deposits	2,519,856	4,611,447

Total deposits	231,608,572	224,268,185

20.	Debts

(1)	Details of debts as of June 30, 2016 and December 31, 2015, consist of:

(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Borrowings	12,346,377	12,304,226
Repurchase agreements and others	1,641,917	1,845,611
Call money	1,329,428	2,090,906

Total	15,317,722	16,240,743

(2)	Details of borrowings as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type		Lender	Annual interest rate (%)	June 30, 2016	December 31, 2015
Borrowings in KRW	Borrowings from the Bank of Korea	Bank of Korea	0.00~0.75	1,552,762	1,421,375
	Borrowings from the government	Korea Energy Agency and others National Agricultural	0.00~3.00	1,177,123	1,156,670
	Borrowings from banking institutions	Cooperative Federation	2.8	43	180
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.00~2.70	391,154	374,369
	Other borrowings	Korea Gas Corporation and others	0.00~7.50	3,570,386	3,360,593

		Subtotal		6,691,468	6,313,187

Borrowings in foreign currencies	Due to banks	Standard Chartered Bank and others	—	70,249	9,884
	Borrowings from banking institutions	Commerzbank and others	0.00~3.20	3,925,391	3,530,562
	Other borrowings from financial institutions	The Export-Import Bank of Korea and others	0.90~2.00	167,169	212,507
	Other borrowings	Standard Chartered Bank and others	—	1,492,100	2,238,086

		Subtotal		5,654,909	5,991,039

Total				12,346,377	12,304,226

21.	Debentures

(1)	Details of debentures as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	Annual interest rate (%)	June 30, 2016	December 31, 2015
Debentures in KRW
Structured debentures	0.29~6.70	429,520	909,788
Subordinated fixed rate debentures in KRW	3.08~5.70	4,279,619	4,586,829
Fixed rate debentures in KRW	1.39~5.04	24,250,214	22,500,223
Floating rate debentures in KRW	1.59~2.05	758,000	448,000

Subtotal		29,717,353	28,444,840

Fair value adjustments on fair value hedged financial debentures in KRW		35,739	40,171
Discount on debentures in KRW		(18,942)	(17,740)
Debentures subtotal		29,734,150	28,467,271

Debentures in foreign currencies
Floating rate debentures	1.11~1.88	1,607,286	1,829,124
Fixed rate debentures	0.98~3.63	2,422,219	2,325,537

Subtotal		4,029,505	4,154,661

Fair value adjustments on fair value hedged debentures in foreign currencies		20,652	(10,416)
Discount or premium on debentures in foreign currencies		(12,061)	(10,913)
Foreign currencies subtotal		4,038,096	4,133,332

Total		33,772,246	32,600,603

(2)	Changes in debentures based on face value for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016
	Beginning	Issues	Repayments	Others	Ending
Debentures in KRW
Structured debentures	909,788	—	(480,268)	—	429,520
Subordinated fixed rate debentures in KRW	4,586,829	—	(307,210)	—	4,279,619
Fixed rate debentures in KRW	22,500,223	45,352,700	(43,602,709)	—	24,250,214
Floating rate debentures in KRW	448,000	350,000	(40,000)	—	758,000

Subtotal	28,444,840	45,702,700	(44,430,187)	—	29,717,353

Debentures in foreign currencies
Floating rate debentures	1,829,124	35,595	(250,959)	(6,474)	1,607,286
Fixed rate debentures	2,325,537	601,550	(492,768)	(12,100)	2,422,219
Subtotal	4,154,661	637,145	(743,727)	(18,574)	4,029,505

Total	32,599,501	46,339,845	(45,173,914)	(18,574)	33,746,858

	(Unit: KRW millions)
Type	2015
	Beginning	Issues	Repayments	Others	Ending
Debentures in KRW
Structured debentures	1,239,238	120,000	(340,000)	—	1,019,238
Subordinated fixed rate debentures in KRW	4,761,124	—	(119,143)	—	4,641,981
Fixed rate debentures in KRW	18,839,553	27,199,700	(25,793,120)	—	20,246,133
Floating rate debentures in KRW	1,133,000	—	(390,000)	—	743,000

Subtotal	25,972,915	27,319,700	(26,642,263)	—	26,650,352

Debentures in foreign currencies
Floating rate debentures	1,648,175	179,565	(26,686)	37,411	1,838,465
Fixed rate debentures	1,578,980	121,995	(72,927)	37,931	1,665,979
Subtotal	3,227,155	301,560	(99,613)	75,342	3,504,444

Total	29,200,070	27,621,260	(26,741,876)	75,342	30,154,796

22.	Provisions

(1)	Details of provisions as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Provisions for unused loan commitments	200,835	195,385
Provisions for payment guarantees	159,977	158,454
Provisions for financial guarantee contracts	2,817	3,809
Provisions for restoration cost	74,679	75,351
Others	133,872	174,861

Total	572,180	607,860

(2)	Changes in provisions for unused loan commitments, payment guarantees the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016
	Provisions for unused loan commitments	Provisions for payment guarantees	Total
Beginning	195,385	158,454	353,839
Effects of changes in foreign exchange rate	(71)	(120)	(191)
Provision	5,521	1,643	7,164
Ending	200,835	159,977	360,812

	(Unit: KRW millions)
Type	2015
	Provisions for unused loan commitments	Provisions for payment guarantees	Total
Beginning	209,964	207,927	417,891
Effects of changes in foreign exchange rate	353	2,470	2,823
Provision(reversal)	(19,050)	6,634	(12,416)
Ending	191,267	217,031	408,298

(3)	Changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016	2015
Beginning	3,809	2,718
Reversal	(992)	(35)
Ending	2,817	2,683

(4)	Changes in provisions for restoration cost the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016	2015
Beginning	75,351	73,442
Provision	1,547	1,501
Reversal	(39)	(375)
Used	(3,048)	(2,564)
Unwinding of discount	868	1,048
Effects of changes in discount rate	—	(2)
Ending	74,679	73,050

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

(5)	Changes in other provisions for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016
	Membership rewards program	Dormant accounts	Litigations	Greenhouse gas emission liabilities	Others	Total
Beginning	8,630	41,091	71,240	69	53,831	174,861
Increase	12,125	12,284	681	76	11,627	36,793
Decrease	(12,005)	(11,802)	(50,486)	—	(3,489)	(77,782)
Ending	8,750	41,573	21,435	145	61,969	133,872

	(Unit: KRW millions)
Type	2015
	Membership rewards program	Dormant accounts	Litigations	Others	Total
Beginning	11,274	33,996	24,506	50,520	120,296
Increase	12,933	10,009	8,253	3,424	34,619
Decrease	(13,121)	(10,003)	(10,486)	(3,975)	(37,585)
Ending	11,086	34,002	22,273	49,969	117,330

23.	Net Defined Benefit Liabilities

(1)	Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

(2)	Changes in the net defined benefit liabilities for the six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	2016
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,413,600	(1,340,403)	73,197
Current service cost	93,421	—	93,421
Past service cost	833	—	833
Interest cost (income)	17,422	(16,527)	895
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	—	6,664	6,664
Contributions	—	(319)	(319)
Payments from plans (benefit payments)	(37,230)	37,230	—
Payments from the Company	(4,011)	—	(4,011)
Transfer in	3,188	(3,149)	39
Transfer out	(3,589)	3,589	—
Effect of exchange rate changes	57	—	57
Ending	1,483,691	(1,312,915)	170,776

			(Unit: KRW millions)
Type	2015
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,271,078	(1,195,394)	75,684
Current service cost	92,441	—	92,441
Interest cost (income)	18,871	(17,762)	1,109
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	—	6,485	6,485
Actuarial gains and losses by changes in demographic assumptions	(2,335)	—	(2,335)
Actuarial gains and losses by changes in financial assumptions	1,003	—	1,003
Contributions	—	(816)	(816)
Payments from plans (benefit payments)	(88,070)	88,070	—
Payments from the Company	(2,930)	—	(2,930)
Transfer in	4,468	(4,378)	90
Transfer out	(4,378)	4,378	—
Others	3	—	3
Ending	1,290,151	(1,119,417)	170,734

(3)	Details of the net defined benefit liabilities as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Present value of defined benefit obligation	1,483,691	1,413,600
Fair value of plan assets	(1,312,915)	(1,340,403)
Net defined benefit liabilities	170,776	73,197

(4)	Details of post-employment benefits recognized in profit or loss as employee compensation and benefits the six-month periods ended June 30, 2016 and 2015, are as follows:

		(Unit: KRW millions)
Type	2016	2015
Current service cost	93,421	92,441
Past service cost	833	—
Net interest expenses of net defined benefit liabilities	895	1,109
Post-employment benefits[1]	95,149	93,550

1.	Post-employment benefits amounting to KRW687 million and KRW573 million the six-month periods ended June 30, 2016 and 2015, respectively, are recognized as other operating expense in the statements of comprehensive income.

24.	Other Liabilities

Details of other liabilities as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Other financial liabilities
Other payables	8,991,342	5,156,880
Prepaid card and debit card	17,305	18,233
Accrued expenses	2,697,033	2,718,654
Financial guarantee liabilities	18,830	12,446
Deposits for letter of guarantees and others	528,914	501,188
Domestic exchange settlement credits	130,465	127,562
Foreign exchanges settlement credits	193,634	53,367
Borrowings from other business accounts	9,868	47,707
Other payables from trust accounts	3,040,884	2,791,404
Liability incurred from agency relationships	854,101	488,325
Account for agency businesses	405,421	321,557
Dividend payables	476	476
Other payables from factored receivables	—	40,178
Others	20,753	636

Subtotal	16,909,026	12,278,613

Other non-financial liabilities
Other payables	83,508	80,167
Unearned revenue	147,650	146,798
Accrued expenses	318,520	257,817
Deferred revenue on credit card points	132,354	123,615
Withholding taxes	61,997	115,092
Insurance liabilities	7,182,201	6,924,699
Separate account liabilities	867,260	860,946
Others	124,885	73,887

Subtotal	8,918,375	8,583,021

Total	25,827,401	20,861,634

25.	Equity

(1)	Share Capital

Details of outstanding shares of the Company as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share	5,000	5,000
Number of issued shares	386,351,693	386,351,693
Share capital	1,931,758	1,931,758

Changes in outstanding shares for the six-month periods ended June 30, 2016 and 2015, are as follows:

		(Unit: shares)
Type	2016	2015
Beginning	386,351,693	386,351,693
Decrease	(9,206,975)	—
Ending	377,144,718	386,351,693

(2)	Capital Surplus

Details of capital surplus as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Share premium	12,226,596	12,226,596
Loss on sales of treasury shares	(568,544)	(568,544)
Other capital surplus	4,196,453	4,196,458

Total	15,854,505	15,854,510

(3)	Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Remeasurements of net defined benefit liabilities	(138,875)	(133,876)
Exchange differences on translating foreign operations	24,687	32,990
Change in value of available-for-sale financial assets	796,555	653,130
Change in value of held-to-maturity financial assets	2,291	2,731
Shares of other comprehensive income of associates	(884)	(89,081)
Cash flow hedges	(11,740)	(10,173)
Hedges of a net investment in a foreign operation	(26,815)	(25,477)

Total	645,219	430,244

(4)	Retained Earnings

1)	Details of retained earnings as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Legal reserves[1]	275,860	251,517
Voluntary reserves	982,000	982,000
Un-appropriated retained earnings	9,952,991	9,230,592

Total	11,210,851	10,464,109

1.	With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

2)	Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

•	Details of the regulatory reserve for credit losses as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Regulatory reserve for credit losses attributable to:	2,700,925	2,482,931
Shareholders of the Company	2,669,648	2,454,463
Non-controlling interests	31,277	28,468

•	The adjustments to the regulatory reserve for credit losses the six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Provision (Reversal) of regulatory reserve for credit losses	13,376	215,185	(19,097)	19,032
Adjusted profit after provision of regulatory reserve for credit losses[1]	566,987	910,182	350,825	917,662
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]	1,495	2,381	908	2,375
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]	1,488	2,370	905	2,366

1.	Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit.

(5)	Treasury Shares

Changes in treasury shares outstanding for the six-month period ended June 30, 2016, are as follows:

		(Unit: shares, KRW millions)
Type	June 30, 2016
	Beginning	Acquisition	Disposal	Ending
Number of treasury shares[1]	—	9,206,975	—	9,206,975
Carrying amount[1]	—	300,006	—	300,006

1.	The Company has entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to KRW300,000 million in order to enhance shareholder value.

26.	Net Interest Income

Details of interest income and interest expense the six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Interest income
Due from financial institutions	28,359	58,522	43,084	83,782
Loans	2,186,182	4,359,924	2,270,916	4,657,639
Financial investments
Available-for-sale financial assets	102,876	215,282	121,643	250,728
Held-to-maturity financial assets	119,081	240,275	119,329	241,735
Other	28,078	56,905	30,813	63,591

Subtotal	2,464,576	4,930,908	2,585,785	5,297,475

Interest expenses
Deposits	638,255	1,316,753	754,896	1,639,343
Debts	51,520	101,349	47,927	98,745
Debentures	215,167	432,793	213,539	432,343
Other	14,993	29,088	21,862	42,566

Subtotal	919,935	1,879,983	1,038,224	2,212,997

Net interest income	1,544,641	3,050,925	1,547,561	3,084,478

27.	Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense the six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Fee and commission income
Banking activity fees	44,250	86,367	42,237	83,374
Lending activity fees	19,312	37,866	24,338	44,084
Credit card related fees and commissions	310,937	601,981	302,131	603,749
Debit card related fees and commissions	90,824	178,545	83,338	161,438
Agent activity fees	45,293	91,013	39,493	77,643
Trust and other fiduciary fees	51,424	102,303	78,446	161,481

Fund management related fees	28,936	57,427	25,444	47,921
Guarantee fees	7,413	15,120	7,442	14,629
Foreign currency related fees	24,674	48,899	24,047	46,728
Commissions from transfer agent services	43,449	84,478	47,560	83,912
Other business account commission on consignment	8,154	16,562	7,248	13,727
Commissions received on securities business	25,264	46,834	24,239	43,416
Lease fees	14,951	27,911	8,943	16,731
Other	45,100	84,235	43,323	76,509

Subtotal	759,981	1,479,541	758,229	1,475,342

Fee and commission expense
Trading activity related fees[1]	3,219	5,952	1,578	3,088
Lending activity fees	1,326	6,366	2,120	3,788
Credit card related fees and commissions	311,805	581,430	281,072	536,730
Outsourcing related fees	22,553	41,586	21,113	39,354
Foreign currency related fees	3,185	6,874	3,748	7,292
Management fees of written-off loans	1,069	2,208	1,349	2,037
Other	52,542	102,686	53,195	106,902

Subtotal	395,699	747,102	364,175	699,191

Net fee and commission income	364,282	732,439	394,054	776,151

1.	The fees from financial assets/liabilities at fair value through profit or loss.

28.	Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

(1)	Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	145,287	281,473	35,457	205,824
Equity securities	7,019	31,972	15,301	39,754

Subtotal	152,306	313,445	50,758	245,578

Derivatives held for trading
Interest rate	407,186	860,733	21,831	486,931
Currency	267,538	1,449,911	495,379	858,410
Stock or stock index	48,413	112,306	41,184	86,455
Credit	12,010	17,138	—	—
Commodity	618	910	402	512
Other	634	1,655	1,712	1,479

Subtotal	736,399	2,442,653	560,508	1,433,787

Financial liabilities held for trading	7,660	20,641	30,121	36,869
Other financial instruments	41	173	3	2,111

Total	896,406	2,776,912	641,390	1,718,345

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	11,071	21,499	37,339	47,362
Equity securities	8,964	23,412	11,000	18,073
	20,035	44,911	48,339	65,435
Derivatives held for trading
Interest rate	437,532	934,982	4,545	505,551
Currency	271,713	1,480,341	471,279	801,594
Stock or stock index	23,785	133,223	41,451	66,581
Credit	11,915	14,473	—	—
Commodity	792	1,591	278	410
Other	157	194	152	285

Subtotal	745,894	2,564,804	517,705	1,374,421

Financial liabilities held for trading	25,552	67,504	20,553	68,355
Other financial instruments	32	166	21	2,096
Total	791,513	2,677,385	586,618	1,510,307

Net gains or losses on financial instruments held for trading	104,893	99,527	54,772	208,038

(2)	Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
	2016		2015
Type	Three months	Six months	Three months	Six months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	23,799	36,267	1,774	21,548
Financial liabilities designated at fair value through profit or loss	(7,034)	64,481	28,018	32,343

Total	16,765	100,748	29,792	53,891

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	1,496	13,788	6,182	8,692
Financial liabilities designated at fair value through profit or loss	38,538	66,634	5,698	47,419

Total	40,034	80,422	11,880	56,111

Net gains or losses on financial instruments designated at fair value through profit or loss	(23,269)	20,326	17,912	(2,220)

29.	Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	—	—	—	66
Gain on sale of available-for-sale financial assets	81,747	143,259	200,087	249,620

Subtotal	81,747	143,259	200,087	249,686

Gain on foreign exchange transactions	766,167	2,079,039	740,733	1,026,187
Income related to insurance	303,726	659,689	307,034	618,320
Dividend income	14,755	69,235	21,282	58,484
Others	86,567	158,369	122,195	155,162

Total	1,252,962	3,109,591	1,391,331	2,107,839

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets	—	—	—	25
Loss on sale of available-for-sale financial assets	1,968	3,559	2,547	3,896
Impairment on available-for-sale financial assets	3,296	6,343	42,511	111,639

Subtotal	5,264	9,902	45,058	115,560

Loss on foreign exchanges transactions	703,935	1,939,407	724,705	992,571
Expense related to insurance	332,043	717,367	335,923	675,173
Others	313,404	616,586	268,788	553,132

Total	1,354,646	3,283,262	1,374,474	2,336,436

Net other operating expenses	(101,684)	(173,671)	16,857	(228,597)

30.	General and Administrative Expenses

(1)	General and administrative expenses

Details of general and administrative expenses the six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Employee Benefits
Salaries and short-term employee benefits - salaries	442,570	881,165	458,513	920,036
Salaries and short-term employee benefits - others	168,403	416,107	164,871	400,547
Post-employment benefits - defined benefit plans	46,810	94,462	46,443	92,977
Post-employment benefits - defined contribution plans	2,215	4,986	2,795	6,436
Termination benefits	59,140	57,829	346,378	348,161
Share-based payments	5,290	8,350	4,659	10,630

Subtotal	724,428	1,462,899	1,023,659	1,778,787

Depreciation and amortization	62,964	122,041	61,168	121,222
Other general and administrative expenses
Rental expense	66,612	135,187	67,655	136,632
Tax and dues	43,793	75,564	44,460	83,260
Communication	9,543	17,990	10,047	18,656
Electricity and utilities	6,717	14,930	6,071	13,426
Publication	4,245	8,700	4,479	9,184
Repairs and maintenance	3,734	7,659	3,481	7,011
Vehicle	2,364	4,320	2,633	4,727
Travel	1,823	3,391	1,490	2,924
Training	4,734	10,346	4,429	9,727
Service fees	28,709	55,434	28,099	52,778
Others	109,627	204,640	110,745	207,117

Subtotal	281,901	538,161	283,589	545,442

Total	1,069,293	2,123,101	1,368,416	2,445,451

(2)	Share-based payments

1)	Stock options

•	There are no stock options outstanding for the six-month period ended June 30, 2016. Changes in the number of granted stock options and the weighted average exercise price for the six-month period ended June 30, 2015, were as follows:

					(Unit: KRW, shares)
Series	2015
	Beginning	Expired	Ending	Number of exercisable shares	Exercise price per share	Remaining contractual life (Years)
Series 22	657,498	657,498	—	—	—	—
Series 23	15,246	15,246	—	—	—	—

Total	672,744	672,744	—	—

Weighted average exercise price	77,268	77,268	—	—

•	There is no intrinsic value of the vested stock options as of December 31, 2015.

2)	Stock grants

The Company changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

•	Details of stock grants linked to long-term performance as of June 30, 2016, are as follows:

			(Unit: shares)
Associates	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	July 17, 2013	13,209
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	Jan. 01, 2015	21,778	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 14	July 17, 2015	11,363
Series 15	Jan. 01, 2016	71,088
Series 16	Mar. 18, 2016	12,162
Deferred grant in 2013	—	24,395	Satisfied
Deferred grant in 2014	—	10,572
Deferred grant in 2015	—	25,373

Subtotal		248,289

Kookmin Bank
Series 60	Jan. 01, 2015	277,205	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	Apr. 14, 2015	8,390
Series 62	Jan. 12, 2015	16,505
Series 64	July 24, 2015	21,153
Series 65	Aug. 26, 2015	13,828
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	164,063	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Deferred grant in 2013	—	23,755	Satisfied
Deferred grant in 2014	—	70,766
Deferred grant in 2015	—	88,848

Subtotal		712,905

Other subsidiaries and associate
Stock granted in 2010	—	2,487	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2011	—	3,469
Stock granted in 2012	—	10,224
Stock granted in 2013	—	48,231
Stock granted in 2014	—	82,192
Stock granted in 2015	—	198,014
Stock granted in 2016	—	169,211

Subtotal		513,828

Total		1,475,022

1.	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of June 30, 2016).
2.	Certain portion of the granted shares is compensated over a maximum period of three years from the initial exercise date.
3.	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Company and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.

4.	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Company and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
5.	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
6.	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Company and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
7.	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
8.	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
9.	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

•	Details of stock grants linked to short-term performance as of June 30, 2016, are as follows:

			(Unit: shares)
Associates	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728
Stock granted in 2012	Jan. 01, 2012	2,642
Stock granted in 2013	Jan. 01, 2013	6,486
Stock granted in 2014	Jan. 01, 2014	16,231
Stock granted in 2015	Jan. 01, 2015	19,943
Stock granted in 2016	Jan. 01, 2016	10,602	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	34,000	Satisfied
Stock granted in 2014	Jan. 01, 2014	109,722
Stock granted in 2015	Jan. 01, 2015	140,999
Stock granted in 2016	Jan. 01, 2016	87,276	Proportional to service period
Other subsidiaries and associate
Stock granted in 2013	—	3,276	Satisfied
Stock granted in 2014	—	49,781
Stock granted in 2015	—	164,509
Stock granted in 2016	—	87,687	Proportional to service period

1.	The number of shares, which are exercisable, is determined by the results of performance. The stock grants are settled over three years.

•	The accrued expenses representing stock grants and share-based payments, as of June 30, 2016 and December 31, 2015, are KRW49,595 million and KRW53,678 million, respectively. The compensation costs amounting to KRW8,350 million and KRW10,630 million were recognized as an expense the six-month periods ended June 30, 2016 and 2015, respectively. There is no intrinsic value of the vested stock options as of June 30, 2016 and December 31, 2015.

3)	Mileage Stock

•	Details of Mileage stock as of June 30, 2016, are as follows:

				(Unit: shares)
Series	Grant date	Number of granted shares[1]	Expected exercise date (Years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~2.57	33,821
	Apr. 29, 2016	60	0.00~2.83	60

Total		33,889		33,881

1.	Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.
2.	The remaining shares are assessed based on the stock price as of June 30, 2016. These shares may be exercised immediately at grant date.

•	The accrued expenses for share-based payments in regards to mileage stock as of June 30, 2016, are KRW1,105 million. The compensation costs amounting to KRW1,105 million were recognized as an expense for the six-month periods ended June 30, 2016.

31.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses the six-month periods ended June 30, 2016 and 2015, are as follows:

				(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Other non-operating income
Gain on disposal in property and equipment	124	256	49	292
Rent received	3,638	7,639	6,188	12,251
Others	21,257	42,342	44,840	236,361

Subtotal	25,019	50,237	51,077	248,904

Other non-operating expenses
Loss on disposal in property and equipment	878	1,324	119	292
Donation	8,343	11,751	6,336	10,566
Restoration cost	340	719	275	513
Others	12,738	19,561	15,383	22,464

Subtotal	22,299	33,355	22,113	33,835

Net other non-operating income	2,720	16,882	28,964	215,069

32.	Income Tax Expense

Income tax expense the six-month periods ended June 30, 2016 and 2015, are as follows:

		(Unit: KRW millions)
Type	2016	2015
Income tax expense	348,559	224,208
Current tax expense	314,694	237,173
Adjustments recognized in the period for current tax of prior years	33,865	(12,965)
Changes in deferred income tax assets (liabilities)	16,834	2,020
Income tax recognized directly in equity	(44,205)	(11,956)
Remeasurements of net defined benefit liabilities	1,596	1,232
Change in value of available-for-sale financial assets	(41,886)	(15,157)
Change in value of held-to-maturity financial assets	140	170
Share of other comprehensive loss of associates	(4,514)	(578)
Cash flow hedges	32	(19)
Hedges of a net investment in a foreign operation	427	2,396
Others	(645)	321
Tax expense	320,543	214,593

33.	Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2015, of KRW980 per share, amounting to total dividends of KRW378,625 million were paid in April 2016. The dividends paid to the shareholders of the Company in 2015 were KRW301,354 million (KRW780 per share).

34.	Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income the six-month periods ended June 30, 2016 and 2015, are as follows:

					(Unit: KRW millions)
Type	2016
	Beginning	Changes except for reclassification	Reclassification to profit or loss	Tax effect	Ending
Remeasurements of net defined benefit liabilities	(133,876)	(6,595)	—	1,596	(138,875)
Exchange differences on translating foreign operations	32,990	(8,303)	—	—	24,687
Change in value of available-for-sale financial assets	653,130	247,606	(62,295)	(41,886)	796,555
Change in value of held-to-maturity financial assets	2,731	(580)	—	140	2,291
Shares of other comprehensive income (loss) of associates	(89,081)	92,711	—	(4,514)	(884)
Cash flow hedges	(10,173)	(3,774)	2,175	32	(11,740)
Hedges of a net investment in a foreign operation	(25,477)	(1,765)	—	427	(26,815)

Total	430,244	319,300	(60,120)	(44,205)	645,219

					(Unit: KRW millions)
Type	2015
	Beginning	Changes except for reclassification	Reclassification to profit or loss	Tax effect	Ending
Remeasurements of net defined benefit liabilities	(110,814)	(5,091)	—	1,232	(114,673)
Exchange differences on translating foreign operations	(12,153)	14,790	—	—	2,637
Change in value of available-for-sale financial assets	680,900	220,766	(177,873)	(15,157)	708,636
Change in value of held-to-maturity financial assets	3,823	(703)	—	170	3,290
Shares of other comprehensive income (loss) of associates	(89,303)	2,810	—	(578)	(87,071)
Cash flow hedges	(10,774)	4,779	(7,243)	(19)	(13,257)
Hedges of a net investment in a foreign operation	—	(9,900)	—	2,396	(7,504)

Total	461,679	227,451	(185,116)	(11,956)	492,058

35.	Earnings per Share

(1)	Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the six-month periods ended June 30, 2016 and 2015.

1)	Weighted average number of ordinary shares outstanding:

		(Unit: shares)
Type	2016	2015
Three-month periods
Beginning (A)	386,351,693	386,351,693
Acquisition of Treasury shares (B)	(6,996,657)	—
Weighted average number of ordinary shares outstanding (C)	379,355,036	386,351,693
Six-month periods
Beginning (A)	386,351,693	386,351,693
Acquisition of Treasury shares (B)	(4,106,289)	—
Weighted average number of ordinary shares outstanding (C)	382,245,404	386,351,693

2)	Basic earnings per share:

	(Unit: KRW, shares)
Type	2016
	Three months	Six months
Profit attributable to ordinary shares (D)	580,362,985,172	1,125,366,527,076
Weighted average number of ordinary shares outstanding (E)	379,355,036	382,245,404
Basic earnings per share (F = D / E)	1,530	2,944

	(Unit: KRW, shares)
Type	2015
	Three months	Six months
Profit attributable to ordinary shares (D)	331,728,547,747	936,694,035,295
Weighted average number of ordinary shares outstanding (E)	386,351,693	386,351,693
Basic earnings per share (F = D / E)	859	2,424

(2)	Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

1)	Adjusted profit for diluted earnings per share the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW)
Type	2016
	Three months	Six months
Profit attributable to ordinary shares	580,362,985,172	1,125,366,527,076
Adjustment	—	—
Adjusted profit for diluted earnings	580,362,985,172	1,125,366,527,076

	(Unit: KRW)
Type	2015
	Three months	Six months
Profit attributable to ordinary shares	331,728,547,747	936,694,035,295
Adjustment	—	—
Adjusted profit for diluted earnings	331,728,547,747	936,694,035,295

2)	Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: shares)
Type	2016
	Three months	Six months
Weighted average number of ordinary shares outstanding	379,355,036	382,245,404
Adjustment
Stock grants	1,616,108	1,739,857
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	380,971,144	383,985,261

	(Unit: shares)
Type	2015
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Stock grants	1,388,324	1,514,543
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,740,017	387,866,236

3)	Diluted earnings per share the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW, shares)
Type	2016
	Three months	Six months
Adjusted profit for diluted earnings per share	580,362,985,172	1,125,366,527,076
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	380,971,144	383,985,261
Diluted earnings per share	1,523	2,931

	(Unit: KRW, shares)
Type	2015
	Three months	Six months
Adjusted profit for diluted earnings per share	331,728,547,747	936,694,035,295
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,740,017	387,866,236
Diluted earnings per share	856	2,415

36.	Insurance Contracts

(1)	Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Individual insurance
Pure endowment insurance	5,057,356	4,840,555
Death insurance	188,856	156,179
Joint insurance	1,908,808	1,906,777
Group insurance	4,506	1,895
Others	22,675	19,293

Total	7,182,201	6,924,699

(2)	Insurance Assets

Details of insurance assets presented within other assets as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Reinsurance assets	5,239	5,844
Deferred acquisition costs	113,977	106,645

Total	119,216	112,489

(3)	Insurance Premiums and Reinsurance

1)	Details of insurance premiums the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016
	Pure endowment insurance	Death insurance	Joint insurance	Group insurance	Others	Total
Insurance premiums earned	415,821	60,549	157,058	6,046	14,920	654,394
Reinsurance premiums paid	(237)	(1,272)	(186)	(979)	(3,937)	(6,611)
Net premiums earned	415,584	59,277	156,872	5,067	10,983	647,783

						(Unit: KRW millions)
Type	2015
	Pure endowment insurance	Death insurance	Joint insurance	Group insurance	Others	Total
Insurance premiums earned	372,190	37,692	180,201	5,172	18,729	613,984
Reinsurance premiums paid	(242)	(1,382)	(150)	(1,017)	(3,407)	(6,198)
Net premiums earned	371,948	36,310	180,051	4,155	15,322	607,786

2)	Insurance expenses the six-month periods ended June 30, 2016 and 2015, are as follows:

						(Unit: KRW millions)
Type	2016
	Pure endowment insurance	Death insurance	Joint insurance	Group insurance	Others	Total
Insurance expense	4,720	1,577	66,716	3,105	2,140	78,258
Dividend expense	450	9	—	—	—	459
Refund expense	219,869	8,625	103,279	156	—	331,929
Provision	216,801	32,677	2,031	2,611	3,382	257,502

Subtotal	441,840	42,888	172,026	5,872	5,522	668,148

Reinsurance claims	(55)	(1,025)	(119)	(1,590)	(2,138)	(4,927)
Net insurance expense	441,785	41,863	171,907	4,282	3,384	663,221

						(Unit: KRW millions)
Type	2015
	Pure endowment insurance	Death insurance	Joint insurance	Group insurance	Others	Total
Insurance expense	2,903	1,034	19,949	1,743	2,416	28,045
Dividend expense	287	12	—	—	—	299
Refund expense	213,485	5,217	104,537	150	—	323,389
Provision	186,592	18,572	70,496	2,330	3,313	281,303

Subtotal	403,267	24,835	194,982	4,223	5,729	633,036

Reinsurance claims	(149)	(758)	(29)	(805)	(2,562)	(4,303)
Net insurance expense	403,118	24,077	194,953	3,418	3,167	628,733

37.	Supplemental Cash Flow Information

(1)	Cash and cash equivalents as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Cash	2,232,399	2,074,357
Checks with other banks	622,633	396,955
Due from Bank of Korea	6,570,020	6,791,990
Due from other financial institutions	6,318,337	7,052,764

Subtotal	15,743,389	16,316,066

Restricted cash from financial institutions	(7,036,041)	(7,124,241)
Due from financial institutions with original maturities over three months	(974,975)	(1,733,906)

Decrease Total	(8,011,016)	(8,858,147)

Total	7,732,373	7,457,919

(2)	Cash inflows and outflows from income tax, interests and dividends the six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	Activity	2016	2015
Income tax paid	Operating	140,221	37,278
Interest received	Operating	5,125,287	5,642,619
Interest paid	Operating	1,894,421	2,380,353
Dividends received	Operating	92,660	69,607
Dividends paid	Financing	378,625	301,354

38.	Contingent Liabilities and Commitments

(1)	Details of payment guarantees as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Confirmed payment guarantees
Confirmed payment guarantees in KRW
Payment guarantees for KB purchasing loan	427,362	422,316
Other payment guarantees	858,236	609,034

Subtotal	1,285,598	1,031,350

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit	305,699	250,647
Letter of guarantees	61,927	51,500
Bid bond	49,985	62,402
Performance bond	795,209	1,006,304
Refund guarantees	1,731,464	1,924,030
Other payment guarantees in foreign currency	1,675,909	1,444,618

Subtotal	4,620,193	4,739,501

Financial guarantees
Guarantees for Debenture-Issuing	31,000	51,200
Payment guarantees for mortgage	25,529	27,805
Overseas debt guarantees	386,746	374,769
International financing guarantees in foreign currencies	51,042	11,893
Other financing payment guarantees	762	6,897

Subtotal	495,079	472,564

Confirmed payment guarantees total	6,400,870	6,243,415

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	1,946,304	2,142,496
Refund guarantees	588,926	1,019,116

Unconfirmed acceptances and guarantees total	2,535,230	3,161,612

Total	8,936,100	9,405,027

(2)	Commitments as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Commitments
Corporate loan commitments	35,640,879	39,022,521
Retail loan commitments	15,485,470	15,160,930
Credit line on credit cards	43,590,866	41,439,061
Private placement corporate bonds	184,600	110,858
Purchase of other security investment and others	1,369,595	1,869,533

Subtotal	96,271,410	97,602,903

Financial Guarantees
Credit line	2,957,549	3,449,749
Purchase of security investment	550,400	98,700

Subtotal	3,507,949	3,548,449

Total	99,779,359	101,151,352

(3)	Other Matters (including litigation)

1)	The Company had filed 107 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW469,043 million and faced 321 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate claims of KRW473,797 million, which were still pending as of June 30, 2016.

2)	According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

3)	The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to KRW11,133 million and KRW11,254 million as of June 30, 2016 and December 31, 2015, respectively.

4)	In 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of KRW124,357 million for income taxes (including local income taxes) and paid KRW123,330 million, excluding local income tax amounting to KRW1,027 million and recognized as non-trade payable as of June 30, 2016. Meanwhile, Kookmin Bank appealed to the tax tribunal over the KRW114,283 million in fines.

5)	While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, KB Kookmin Card received a notification from the Financial Services Commission that KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Company faces 96 legal claims filed as the defendant, with an aggregate claim of KRW47,466 million as of December 31, 2015. A provision liability of KRW9,863 million has been recognized for these pending lawsuits. KB Kookmin Card has entered into a privacy liability insurance as of June 30, 2016. Therefore, the amounts of receivables guaranteed in case of the legal obligation of payment levied are KRW3,500 million for the lawsuits stated above. In addition, the additional lawsuits may be filed against the Company. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

39.	Subsidiaries

(1)	Details of subsidiaries as of June 30, 2016, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	Samho Kyungwon Co., Ltd. and 11 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Haeoreum private securities investment trust 26(Bond) and 6 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
	KB Intellectual Property Fund[5]	34.00	Korea	Dec. 31	Capital investment

Kookmin Bank, KB life Insurance, KB Investment & Securities Co., Ltd.	KB High-tech Company Investment Fund	86.00	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	Growth Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
	GoldenEgg Investment Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 7[3]	48.33	Korea	Dec. 31	Capital investment
	Boyoung Construction[4]	—	Korea	Dec. 31	Construction
	09-5 KB Venture Fund[5]	33.33	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[5]	33.33	Korea	Dec. 31	Capital investment
KB Investment, KB life Insurance Co., Ltd.	KB-Solidus Global Healthcare Fund[5]	36.66	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	KB Kookmin Card Second Securitization Co., Ltd.[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile tenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eleventh Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile twelfth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile thirteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventeenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st.(Mixed)[3]	46.51	Korea	Dec. 31	Capital investment

Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	28.70	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Evergreen bond fund No.98 (Hedge Fund)[3]	39.56	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st 3	38.46	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st6	48.98	Korea	Dec. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 2nd6	44.44	Korea	Dec. 31	Capital investment

1.	The Company controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
2.	Although the Company holds less than a majority of the investee’s voting rights, the Company controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.
3.	Although the Company holds less than a majority of the investee’s voting rights, the Company controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
4.	Boyoung Construction is included in the consolidation scope as KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
5.	Although the Company holds less than a majority of the investee’s voting rights, the Company controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees and has ability to affect the performance through its power.
6.	KB Star Retail Private Master Real Estate 1st and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope as KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

(2)	The condensed financial information of major subsidiaries as of June 30, 2016 and December 31, 2015, and the six-month periods ended June 30, 2016 and 2015, are as follows:

					(Unit: KRW millions)
Subsidiaries	June 30, 2016
	Assets	Liabilities	Equity	Operating income (revenue)	Profit for the period	Total comprehensive income for the period
Kookmin Bank[1]	300,220,933	277,008,452	23,212,481	9,325,665	743,186	845,791
KB Kookmin Card Co., Ltd.[1]	15,489,258	11,700,696	3,788,562	1,475,050	153,273	154,587
KB Investment & Securities Co., Ltd. [1,2]	7,093,783	6,441,637	652,146	535,117	28,531	29,180
KB Life Insurance Co., Ltd.[1]	8,811,511	8,194,531	616,980	794,686	10,266	34,147
KB Asset Management Co., Ltd.[1]	145,437	20,074	125,363	61,848	29,694	28,690
KB Capital Co.,Ltd.[2]	6,518,125	5,821,115	697,010	226,234	50,545	50,813
KB Savings Bank Co., Ltd.	1,012,993	836,476	176,516	30,253	4,131	4,204
KB Real Estate Trust Co., Ltd.	197,563	27,490	170,073	33,415	16,514	16,735
KB Investment Co., Ltd.[1]	286,037	137,375	148,662	28,287	5,397	3,663
KB Credit Information Co., Ltd.	27,892	7,650	20,242	18,626	43	41
KB Data System Co., Ltd.	25,014	11,214	13,800	31,947	161	141

					(Unit: KRW millions)
Subsidiaries	December 31, 2015			June 30, 2015
	Assets	Liabilities	Equity	Operating income (revenue)	Profit for the period	Total comprehensive income for the period
Kookmin Bank[1]	290,277,907	267,530,696	22,747,211	7,934,081	730,189	710,045
KB Kookmin Card Co., Ltd.[1]	16,141,810	12,307,827	3,833,983	1,475,446	168,798	170,764
KB Investment & Securities Co., Ltd.[1,2]	6,118,251	5,495,285	622,966	396,045	33,493	33,311
KB Life Insurance Co., Ltd.[1]	8,516,783	7,933,950	582,833	743,796	13,073	5,041
KB Asset Management Co., Ltd.[1]	228,011	81,338	146,673	54,040	24,790	24,945
KB Capital Co., Ltd.[2]	5,563,402	5,003,278	560,124	169,611	31,217	30,929

KB Savings Bank Co., Ltd.	856,516	684,204	172,312	29,397	6,303	6,267
KB Real Estate Trust Co., Ltd.	223,820	20,482	203,338	28,398	12,560	11,478
KB Investment Co., Ltd.[1]	276,798	130,999	145,799	18,685	2,830	993
KB Credit Information Co., Ltd.	28,533	8,332	20,201	20,969	(347)	(347)
KB Data System Co., Ltd.	28,388	14,728	13,660	21,326	(155)	(171)
1.	Financial information is based on its consolidated financial statements.
2.	The amount includes the fair value adjustments due to the merger.

(3)	Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity.

1)	The Company has provided payment guarantees of KRW153,700 million to Growth Investment First Co., Ltd. and other subsidiaries that issued debentures.

2)	The Company provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 11 other subsidiaries. The unexecuted amount of the investment agreement is KRW530,484 million. Based on the capital commitment, the Company is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

3)	The Company provides the guarantees of payment of principal or the principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or the principal and fixed rate of return.

(4)	Changes in subsidiaries

KB High-tech Company Investment Fund, KL 1st Inc., KH 2nd Inc., Silver Investment 2nd Co., Ltd., KL International 1st Inc., KL 3rd Inc., KBM 1st Inc., KY 1st Inc., KB-Solidus Global Healthcare Fund, KB Vintage 16 Private Securities Investment Trust 1st and KB Evergreen bond fund No.98 (Hedge Fund) were newly consolidated during the six-month period ended June 30, 2016. Ashley Investment First Co., Ltd., Wise Mobile First Securitization Specialty, Wise Mobile Second Securitization Specialty, Midas Absolute Return PF Bond 2(Hedge Fund) and other have been excluded from consolidation during the six-month period ended June 30, 2016.

40.	Unconsolidated Structured Entity

(1)	The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; - Development trust - Mortgage trust - Management trust - Disposal trust - Distribution and management trust - Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

(2)	As of June 30, 2016 and December 31, 2015, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

						(Unit: KRW millions)
Type	June 30, 2016
	Asset-backed securitization	Project financing	Trusts	Investment funds	Others	Total
Total assets of unconsolidated Structured Entity	63,237,048	22,541,284	1,513,758	24,996,859	5,615,552	117,904,501
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss	141,000	76,499	—	—	—	217,499
Derivative financial assets	68	—	—	341	—	409
Loans	279,673	3,094,970	54,500	589,467	364,700	4,383,310
Financial investments	7,270,046	7,867	—	3,653,134	148,314	11,079,361
Investment in associates	—	—	—	207,917	130,952	338,869
Other assets	3,744	5	14,748	974	13	19,484

Total	7,694,531	3,179,341	69,248	4,451,833	643,979	16,038,932

Liabilities
Deposits	639,709	970,035	—	9,840	14,445	1,634,029
Other liabilities	517	—	—	—	—	517

Total	640,226	970,035	—	9,840	14,445	1,634,546

Maximum exposure to loss[1]
Holding assets	7,694,531	3,179,341	69,248	4,451,833	643,979	16,038,932
Purchase and investment commitments	613,600	—	—	1,507,177	15,451	2,136,228
Unused credit	3,056,603	—	—	—	—	3,056,603
Payment guarantee and loan commitments	8,424	1,145,717	—	—	218,612	1,372,753

Total	11,373,158	4,325,058	69,248	5,959,010	878,042	22,604,516

Methods of determining the maximum exposure to loss	Providing lines of credit and purchase commitments	Loan commitments /investment agreements / purchase commitments and acceptances and guarantees	Dividends by results trust: Total amount of trust exposure	Investments / loans and capital commitments	Loan commitments

						(Unit: KRW millions)
Type	December 31, 2015
	Asset-backed securitization	Project Financing	Trusts	Investment funds	Others	Total
Total assets of unconsolidated Structured Entity	54,151,312	23,291,892	2,371,180	28,084,612	6,268,674	114,167,670
Carrying amount on financial statements

Assets
Financial assets at fair value through profit or loss	225,559	—	—	—	—	225,559
Derivative financial assets	373	—	—	—	—	373
Loans	262,172	3,140,760	—	58,805	388,560	3,850,297
Financial investments	9,428,582	85,495	2,026	1,325,221	18,303	10,859,627
Investment in associates	—	—	—	386,909	—	386,909
Other assets	119	11	29,186	1,654	71	31,041

Total	9,916,805	3,226,266	31,212	1,772,589	406,934	15,353,806

Liabilities
Deposits	258,554	728,059	—	9,406	19,743	1,015,762
Other liabilities	330	—	—	—	—	330

Total	258,884	728,059	—	9,406	19,743	1,016,092

Maximum exposure to loss[1]
Holding assets	9,916,805	3,226,266	31,213	1,772,589	406,934	15,353,807
Purchase and investment commitments	516,558	14,177	—	1,584,181	—	2,114,916
Unused credit	3,449,749	—	—	—	—	3,449,749
Payment guarantee and loan commitments	16,132	1,234,149	—	—	78,801	1,329,082

Total	13,899,244	4,474,592	31,213	3,356,770	485,735	22,247,554

Methods of determining the maximum exposure to loss	Providing lines of credit and purchase commitments	Loan commitments /investment agreements / purchase commitments and acceptances and guarantees	Dividends by results trust: Total amount of trust exposure	Investments / loans and capital commitments	Loan commitments

1.	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Company.

41.	Related Party Transactions

(1)	Profit and loss arising from transactions with related parties the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW millions)
Type	Name of Account	2016	2015
Associates
KB Insurance Co., Ltd.	Interest income	29	—
	Interest expense	552	—
	Fee and commission income	7,123	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,590	—
	Losses on financial assets/liabilities at fair value through profit or loss	9,069	—
	Other operating income	10,620	—
	Other operating expense	1,602	—
	General and administrative expenses	6,477	—
	Reversal for credit loss	30	—
	Provision for credit loss	173	—
	Other non-operating income	47	—
	Other non-operating expense	35	—
Balhae Infrastructure Fund	Fee and commission income	4,229	3,927
Korea Credit Bureau Co., Ltd.	Interest expense	43	39
	Fee and commission income	869	838
	Fee and commission expense	971	929

UAMCO., Ltd.[1]	General and administrative expenses	1,145	947
	Provision for credit loss	1	—
	Interest expense	1	5
	Fee and commission income	5	7
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income	267	273
United PF 1st Recovery Private Equity Fund[1]	Interest expense	1	49
KB GwS Private Securities Investment Trust	Fee and commission income	452	443
Incheon Bridge Co., Ltd.	Interest income	6,900	5,856
	Interest expense	177	256
	Reversal for credit loss	—	2
	Provision for credit loss	30	2
Jaeyang Industry Co., Ltd.	Reversal for credit loss	27	—
HIMS Co., Ltd.	Interest income	28	—
	Gains on financial assets/liabilities at fair value through profit or loss	768	—
	Provision for credit loss	200	—
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund	Fee and commission income	254	329
KB Star Office Private Real Estate Investment Trust No.1	Interest income	184	183
	Interest expense	42	49
	Fee and commission income	217	216
KBIC Private Equity Fund No. 3	Interest expense	7	16
	Fee and commission income	132	149
E-clear International Co., Ltd. [1]	Interest income	—	16
	Provision for credit losses	—	202
SY Auto Capital Co., Ltd.	Interest income	267	—
	Fee and commission income	20	—
	Other operating income	1,248	—
	Other operating expense	64	—
	Provision for credit losses	61	—
	Other non-operating income	250	—
KB No.3 Special Purpose Acquisition Company[1]	Interest income	—	31
	Interest expense	—	5
	Gains on financial assets/liabilities at fair value through profit or loss	—	10,904
KB No.4 Special Purpose Acquisition Company[1]	Interest income	—	38
	Interest expense	—	25
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,449
KB No.5 Special Purpose Acquisition Company	Interest income	35	34
	Interest expense	19	20
	Gains on financial assets/liabilities at fair value through profit or loss	354	822
	Reversal for credit loss	14	—
	Provision for credit loss	—	9
KB No.6 Special Purpose Acquisition Company[1]	Interest income	27	26
	Interest expense	14	36
	Losses on financial assets/liabilities at fair value through profit or loss	38	575
KB No.7 Special Purpose Acquisition Company	Interest income	18	16
	Interest expense	18	17
	Fee and commission income	—	150
	Gains on financial assets/liabilities at fair value through profit or loss	2,139	1,710
	Losses on financial assets/liabilities at fair value through profit or loss	51	—
	Other non-operating income	—	38
KB No.8 Special Purpose Acquisition Company	Interest income	36	5
	Interest expense	17	3
	Gains on financial assets/liabilities at fair value through profit or loss	5	—
	Losses on financial assets/liabilities at fair value through profit or loss	101	3
	Reversal for credit loss	24	—
	Provision for credit loss	—	38

KB No.9 Special Purpose Acquisition Company	Interest income	36	—
	Interest expense	21	—
	Fee and commission income	473	—
	Losses on financial assets/liabilities at fair value through profit or loss	466	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,647	—
	Reversal for credit loss	24	—
MJT&I Co., Ltd.	Interest income	2	—
Other
Retirement pension	Interest expense	476	469
	Fee and commission income	353	294

1.	Excluded from the Company’s related party as of June 30, 2016.

(2)	Details of receivables and payables and related allowances for loans losses arising from the related party transactions as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	Name of Account	June 30, 2016	December 31, 2015
Associates
KB Insurance Co., Ltd.	Derivative financial assets	2,586	2,059
	Loans and receivables (Gross amount)	5,412	5,013
	Allowances for loan losses	42	31
	Other assets	34,251	12,672
	Derivative financial liabilities	8,095	219
	Deposits	24,695	8,415
	Debts	20,000	20,000
	Provisions	235	105
	Other liabilities	5,441	4,301
Hyundai Securities Co., Ltd.	Cash and due from financial institutions	4,491	—
	Loans and receivables (Gross amount)	2,217	—
	Allowances for loan losses	14	—
	Provisions	319	—
	Other assets	231	—
	Derivative financial assets	88,938	—
	Deposits	82,134	—
	Debentures	216,254
	Other liabilities	770	—
	Derivative financial liabilities	6,087	—
Balhae Infrastructure Fund	Other assets	2,206	2,039
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)	18	19
	Deposits	7,371	19,435
	Provisions	1	—
	Other liabilities	601	368
UAMCO., Ltd.[1]	Loans and receivables (Gross amount)	—	5
	Deposits	—	815
JSC Bank CenterCredit	Cash and due from financial institutions	111	1,225
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets	133	137
KB GwS Private Securities Investment Trust	Other assets	212	641
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)	214,882	231,674
	Allowances for loan losses	333	301
	Other assets	890	970
	Deposits	43,970	35,916
	Provisions	2	2
	Other liabilities	31	153
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund	Other assets	254	346
Terra Co., Ltd.	Deposits	—	1
Dpaps Co., Ltd.	Deposits	—	3
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)	1,511	—
	Allowances for loan losses	16	—
	Other assets	2	—
Ejade Co., Ltd.	Deposits	2	12

Jungdong Steel Co., Ltd.	Deposits	3	—
Doosung Metal Co., Ltd.	Deposits	—	1
HIMS Co., Ltd.	Loan and receivables (Gross amount)	3,283	—
	Allowances for loan losses	200	—
	Derivatives financial assets	1,009	—
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	10,000
	Other assets	137	137
	Deposits	8,192	7,446
	Other liabilities	50	56
NPS KBIC Private Equity Fund No. 1	Allowances for loan losses	133	133
	Other assets	142	142
KBIC Private Equity Fund No. 3	Other assets	63	76
	Deposits	700	850
	Other liabilities	1	9
Sawnics Co., Ltd. [1]	Deposits	—	319
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	30,036	34
	Allowances for loan losses	32	—
	Other assets	312	214
	Deposits	5,008	1,845
	Provisions	29	—
	Other liabilities	3	567
KB No.5 Special Purpose Acquisition Company	Derivative financial assets	2,378	2,024
	Loans and receivables (Gross amount)	1,919	1,869
	Deposits	2,300	2,323
	Other liabilities	12	39
KB No.6 Special Purpose Acquisition Company[1]	Derivative financial assets	—	1,366
	Loans and receivables (Gross amount)	—	1,492
	Deposits	—	4,195
	Other liabilities	—	68
KB No.7 Special Purpose Acquisition Company	Derivative financial assets	3,331	1,192
	Loans and receivables (Gross amount)	1,109	1,091
	Deposits	2,269	2,336
	Other liabilities	14	37
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,440	2,334
	Loans and receivables (Gross amount)	2,183	2,147
	Allowances for loan losses	26	50
	Deposits	2,365	2,373
	Other liabilities	2	21
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,496	384
	Loans and receivables (Gross amount)	2,243	2,207
	Allowances for loan losses	26	50
	Deposits	2,406	2,973
	Other liabilities	27	7
Key management	Loans and receivables (Gross amount)	2,451	2,305
	Allowances for loan losses	1	—
	Other assets	3	3
	Deposits	7,709	4,189
	Insurance contract liabilities	395	485
	Other liabilities	129	30
Other
Retirement pension	Other assets	274	264
	Deposits	43,634	51,920
	Other liabilities	377	37,969

1.	Excluded from the Company’s related party as of June 30, 2016.

According to Korean IFRS 1024, the Company includes associates, key management (including family members) and post-employment benefit plans of the Company and its related party companies in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Company, the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

(3)	Significant loan transactions with related parties the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW millions)
Type	2016[1]
	Beginning	Loans	Repayments	Others	Ending
Associates
KB Insurance Co., Ltd.	5,013	399	—	—	5,412
Hyundai Securities Co., Ltd.	—	—	—	2,217	2,217
Korea Credit Bureau Co., Ltd.	19	—	(1)	—	18
UAMCO., Ltd.[2]	5	—	(5)	—	—
Incheon Bridge Co., Ltd.	231,674	4,006	(20,798)	—	214,882
Jaeyang Industry Co., Ltd.	—	—	—	1,511	1,511
HIMS Co., Ltd.	—	3,500	—	—	3,500
KB Star Office Private Real Estate Investment Trust No.1	10,000	—	—	—	10,000
SY Auto Capital Co., Ltd.	34	30,002	—	—	30,036
KB No.5 Special Purpose Acquisition Company	2,180	—	—	—	2,180
KB No.6 Special Purpose Acquisition Company[2]	1,710	—	—	(1,710)	—
KB No.7 Special Purpose Acquisition Company	1,250	—	—	—	1,250
KB No.8 Special Purpose Acquisition Company	2,490	—	—	—	2,490
KB No.9 Special Purpose Acquisition Company	2,584	—	—	—	2,584

(Unit: KRW millions)
Type	2015[1]
	Beginning	Loans	Repayments	Others	Ending
Associates
KB Insurance Co., Ltd.	—	—	—	435	435
Korea Credit Bureau Co., Ltd.	19	5	(5)	—	19
UAMCO., Ltd.[2]	2	2	(1)	—	3
Incheon Bridge Co., Ltd.	247,885	13	(19,011)	—	228,887
KB Star Office Private Real Estate Investment Trust No.1	10,000	—	—	—	10,000
E-clear International Co., Ltd.[2]	—	—	—	3,907	3,907
KB No.3 Special Purpose Acquisition Company[2]	1,465	—	—	45	1,510
KB No.4 Special Purpose Acquisition Company[2]	1,876	—	—	51	1,927
KB No.5 Special Purpose Acquisition Company	1,816	—	—	24	1,840
KB No.6 Special Purpose Acquisition Company[2]	1,438	—	—	26	1,464
KB No.7 Special Purpose Acquisition Company	—	1,250	—	(178)	1,072
KB No.8 Special Purpose Acquisition Company	—	2,490	—	(379)	2,111

1.	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
2.	Excluded from the Company’s related party as of June 30, 2016.

(4)	The settlement transactions and deposits arising from operating activities with related parties are excluded and there are no other borrowing transactions.

(5)	Unused commitments to related parties as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	Name of Account	June 30, 2016	December 31, 2015
Associates
KB Insurance Co., Ltd.	Loan commitments in KRW	—	20,000
	Unused commitments of credit card	54,188	21,601
Hyundai Securities Co., Ltd.	Loan commitments in KRW	165,000	—
	Unused commitments of credit card	7,883	—
Balhae Infrastructure Fund	Purchase of security investment	15,451	18,098

Korea Credit Bureau Co., Ltd.	Unused commitments of credit card	2,112	51
UAMCO., Ltd. [1]	Purchase of security investment	—	89,950
	Unused commitments of credit card	—	15
JSC Bank CenterCredit	Loan commitments in foreign currencies	116,470	117,200
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment	2,150	2,150
United PF 1st Recovery Private Equity Fund [1]	Purchase of security investment	—	49,383
Incheon Bridge Co., Ltd.	Loan commitments in KRW	50,000	38,963
	Unused commitments of credit card	73	79
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Purchase of security investment	12,550	16,300
SY Auto Capital Co., Ltd.	Loan commitments in KRW	10,000	—
	Unused commitments of credit card	114	116
KB No.5 Special Purpose Acquisition Company	Unused commitments of credit card	1	2
KB No.6 Special Purpose Acquisition Company [1]	Unused commitments of credit card	—	8
KB No.7 Special Purpose Acquisition Company	Unused commitments of credit card	—	5
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card	—	10
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card	1	1
Key management	Loan commitments in KRW	454	223

1.	Excluded from the Company’s related party as of June 30, 2016.

(6)	Compensation to key management the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW millions)
Type	2016
	Short-term employee benefits	Post-employment benefits	Share-based payments	Total
Registered directors (executive)	420	31	(534)	(83)
Registered directors (non-executive)	407	—	—	407
Non-registered directors	3,070	104	2,393	5,567

Total	3,897	135	1,859	5,891

(Unit: KRW millions)
Type	2015
	Short-term employee benefits	Post-employment benefits	Termination benefits	Share-based payments	Total
Registered directors (executive)	742	42	—	527	1,311
Registered directors (non-executive)	454	—	—	—	454
Non-registered directors	2,570	36	163	2,382	5,151

Total	3,766	78	163	2,909	6,916

(7)	Details of assets pledged as collateral to a related party as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)
Type	Provided Security Asset	June 30, 2016		December 31, 2015
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Associate
KB Insurance Co., Ltd.	Land and buildings	216,571	26,000	216,284	26,000
	Investment securities	50,000	50,000	—	—

(8)	Collateral received from related parties as of June 30, 2016 and December 31, 2015, is as follows:

(Unit: KRW millions)
Type	Provided Security Asset	June 30, 2016	December 31, 2015
Associates
KB Insurance Co., Ltd.	Investment securities	50,000	—
Hyundai Securities Co., Ltd.	Time deposits and certificates of beneficiary right	100,000	—
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment	65,000	65,000
KB Star Office Private Real Estate Investment Trust No.1	Buildings	13,000	13,000
Key management	Time deposits and others	219	249
	Real estate	2,773	2,662

As of June 30, 2016, Incheon Bridge Co., Ltd., a related party, provided fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to KRW816,400 million to a financial syndicate that consists of the Company and four other institutions and as subordinated collateral amounting to KRW201,100 million to subordinated debt holders that consist of the Company and two other institutions.

42.	Event after the Reporting Period

Through the Board of Directors meeting on August 2, 2016, the Company declared a small-scale share exchange agreement to acquire 100% shares of Hyundai Securities Co., Ltd. The shares will be acquired through comprehensive exchanging total issued shares of Hyundai Securities Co., Ltd., excluding shares owned by KB Financial Group Inc., with newly issued shares of KB Financial Group Inc.

4.	Separate Financial Statements

A.	Separate Statements of Financial Position

(Unit: KRW millions)
Classification	As of June 30, 2016		As of December 31, 2015		As of December 31, 2014
ASSETS
Cash and due from financial institutions	33,280		324,947		30,739
Financial assets at fair value through profit or loss	201,843		99,118		—
Loans	—		—		10,000
Investments in subsidiaries	18,557,566		18,557,566		18,557,566
Investments in associates	2,232,915		883,065		—
Property and equipment	479		578		514
Intangible assets	8,348		8,428		8,684
Deferred income tax assets	2,666		4,515		4,089
Other assets	297,786		137,954		598,929
Total Assets		21,334,883		20,016,171		19,210,521
LIABILITIES
Debts	85,000		—		—
Debentures	2,745,173		1,647,117		628,837
Net defined benefit liabilities	1,721		591		803
Current income tax liabilities	210,761		17,178		222,639
Other liabilities	89,526		123,281		71,568
Total liabilities		3,132,181		1,788,167		923,847
EQUITY
Share capital	1,931,758		1,931,758		1,931,758
Capital surplus	13,513,809		13,513,809		13,513,809
Accumulated other comprehensive loss	(5,035)		(4,979)		(4,238)
Retained earnings	3,062,176		2,787,416		2,845,345
Treasury shares	(300,006)		—		—
Total equity		18,202,702		18,228,004		18,286,674
Total liabilities and equity		21,334,883		20,016,171		19,210,521

B.	Separate Statements of Comprehensive Income

(Unit: KRW millions)
Classification	Six-Month Period Ended June 30, 2016		Six-Month Period Ended June 30, 2015		2015		2014
Net interest expense		(21,961)		(9,492)		(25,744)		(16,758)
Interest income	2,726		1,482		2,185		2,391
Interest expense	(24,687)		(10,974)		(27,929)		(19,149)
Net fee and commission expense		(3,076)		(2,872)		(8,228)		(6,658)
Fee and commission income	—		—		—		—
Fee and commission expense	(3,076)		(2,872)		(8,228)		(6,658)
Net gains on financial assets at fair value through profit or loss		5,693		(52)		1,658		—
Net other operating income		694,908		315,527		315,527		493,782
General and administrative expenses		(19,754)		(19,432)		(39,916)		(36,342)
Operating profit (loss) before provision for credit losses		655,810		283,679		243,297		434,024
Provision for credit losses		—		—		—		—
Operating profit (loss)		655,810		283,679		243,297		434,024
Net non-operating income (expense)		(558)		187		(62)		(473)
Profit (loss) before income tax		655,252		283,866		243,235		433,551
Income tax benefit (expense)		(1,867)		(61)		190		(600)
Profit (loss) for the period		653,385		283,805		243,425		432,951
Other comprehensive loss for the period, net of tax		(56)		(41)		(741)		(1,523)
Items that will not be reclassified to profit or loss:		(56)		(41)		(741)		(1,523)
Remeasurements of net defined benefit liabilities	(56)		(41)		(741)		(1,523)
Profit (loss) for the period		653,329		283,764		242,684		431,428
Earnings (loss) per share
Basic earnings (loss) per share (KRW)		1,709		735		630		1,121
Diluted earnings (loss) per share (KRW)		1,702		732		627		1,116

C.	Separate Statements of Changes in Equity

					(Unit: KRW millions)
Classification	Share Capital	Capital Surplus	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Shares	Total Equity
Balance at January 1, 2014	1,931,758	13,513,809	(2,715)	2,605,570	—	18,048,422
Comprehensive income
Profit for the period	—	—	—	432,951	—	432,951
Remeasurements of net defined benefit liabilities	—	—	(1,523)	—	—	(1,523)
Transactions with shareholders
Dividends	—	—	—	(193,176)	—	(193,176)
Balance at December 31, 2014	1,931,758	13,513,809	(4,238)	2,845,345	—	18,286,674
Balance at January 1, 2015	1,931,758	13,513,809	(4,238)	2,845,345	—	18,286,674
Comprehensive income
Profit for the period	—	—	—	243,425	—	243,425
Remeasurements of net defined benefit liabilities	—	—	(741)	—	—	(741)
Transactions with shareholders
Dividends	—	—	—	(301,354)	—	(301,354)
Balance at December 31, 2015	1,931,758	13,513,809	(4,979)	2,787,416	—	18,228,004
Balance at January 1, 2015	1,931,758	13,513,809	(4,238)	2,845,345	—	18,286,674
Comprehensive income
Profit for the period	—	—	—	283,805	—	283,805
Remeasurements of net defined benefit liabilities	—	—	(41)	—	—	(41)
Transactions with shareholders
Dividends	—	—	—	(301,354)	—	(301,354)
Balance at June 30, 2015 (Unaudited)	1,931,758	13,513,809	(4,279)	2,827,796	—	18,269,084
Balance at January 1, 2016	1,931,758	13,513,809	(4,979)	2,787,416	—	18,228,004
Comprehensive income
Profit for the period	—	—	—	653,385	—	653,385
Remeasurements of net defined benefit liabilities	—	—	(56)	—	—	(56)
Transactions with shareholders
Dividends	—	—	—	(378,625)	—	(378,625)
Acquisition of treasury shares	—	—	—	—	(300,006)	(300,006)
Balance at June 30, 2016 (Unaudited)	1,931,758	13,513,809	(5,035)	3,062,176	(300,006)	18,202,702

D.	Separate Statements of Cash Flows

(Unit: KRW millions)

Classification	Six-Month Period Ended June 30, 2016		Six-Month Period Ended June 30, 2015		2015		2014
Net cash inflow from operating activities		649,924		583,963		547,869		146,397
Profit for the period	653,385		283,805		243,425		432,951
Adjustment for non-cash items	(638)		3,698		6,345		18,982
Depreciation and amortization	398		403		846		931
Share-based payments	206		1,385		1,799		801
Net interest expense	366		34		224		(201)
Net loss (gain) from valuation on financial assets at fair value through profit or loss	(2,725)		705		882		—
Impairment losses on investments in subsidiaries	—		—		—		14,747
Net other expenses (income)	1,117		1,171		2,594		2,704
Changes in operating assets and liabilities	(2,823)		296,460		298,099		(305,536)
Deferred income tax assets	1,849		48		(426)		114
Other assets	58,211		315,270		315,222		(299,688)
Other liabilities	(62,883)		(18,858)		(16,697)		(5,962)
Net cash outflow from investing activities		(1,445,513)		(680,057)		(970,059)		(279,120)
Acquisition of investments in subsidiaries	—		—		—		(279,870)
Acquisition of investment in associates	(1,344,765)		(645,000)		(883,065)		—
Acquisition of financial assets at fair value through profit or loss	(100,000)		(50,000)		(100,000)		—
Collection of loans	—		10,000		10,000		—
Acquisition of property and equipment	(26)		(229)		(401)		(225)
Acquisition of intangible assets	(105)		(268)		(486)		(165)
Disposal of intangible assets	10		157		157		939
Net decrease (increase) in guarantee deposits paid	(627)		5,246		3,651		282

Others	—		37		85		(81)
Net cash inflow from financing activities		503,922		127,635		716,398		86,164
Net increase (decrease) in debts	85,000		—		—		—
Increase in debentures	1,097,553		428,989		1,017,752		279,340
Dividends paid	(378,625)		(301,354)		(301,354)		(193,176)
Acquisition of treasury shares	(300,006)		—		—		—
Net increase (decrease) in cash and cash equivalents (I+II+III)		(291,667)		31,541		294,208		(46,559)
Cash and cash equivalents at the beginning of the period		324,944		30,736		30,736		77,295
Cash and cash equivalents at the end of the period		33,277		62,277		324,944		30,736

5.	Notes to Financial Statements

1.	The Company

KB Financial Group (the “Company”), in accordance with Financial Holding Company Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd. and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s share capital as of June 30, 2016, is KRW1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016.

The Company has been listed on the Korea Exchange since October 10, 2008 and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2.	Basis of Preparation

(1)	Application of Korean IFRS

The Company’s separate financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.(4).

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s interim separate financial statements as of and for the six-month period ended June 30, 2016, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim separate financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of June 30, 2016.

The Company newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2016 and this application does not have a material impact on the separate financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1028, Investments in Associates and Joint Ventures and Korean IFRS 1112, Disclosures of Interests in Other Entities

•	Amendment to Korean IFRS 1111, Joint Arrangements

•	Amendment to Korean IFRS 1027, Separate Financial Statements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial year beginning January 1, 2016, but not adopted early are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss. And the standard provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model and changes in those expected credit losses are recognized in profit or loss. This amendment has been partially reflected, which is consistent with the risk management of companies for hedge accounting. The new standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Company is in the process of determining the effects resulting from the adoption of the new standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new standard for the recognition of revenue issued in December 2015 will replace Korean IFRS 1018, Revenue, Korean IFRS 1011, Construction Contracts and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time and increased disclosures. The new standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Company is in the process of determining the effects resulting from the adoption of the new standard.

(2)	Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

(3)	Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in KRW, which is the Company’s functional and presentation currency.

(4)	Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3.	Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except impact of changes due to enactment of new standards, amendments disclosed in Note 2.(1) and the following paragraph.

(1)	Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4.	Financial Risk Management

(1)	Summary

1)	Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

2)	Risk Management Organization

•	Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

•	Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

•	Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

(2)	Credit Risk

1)	Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

2)	Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

3)	Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Due from financial institutions	33,280	324,947
Other financial assets	20,293	16,704

Total	53,573	341,651

(3)	Liquidity Risk

1)	Overview of Liquidity Risk

The liquidity risk is a risk that the Company becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group; such as, on demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

2)	Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

3)	Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of June 30, 2016 and December 31, 2015, is as follows:

					(Unit: KRW millions)
Type	June 30, 2016
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions[1]	33,311	—	—	—	—	—	33,311
Financial assets designated at fair value through profit or loss[2]	—	—	—	—	—	201,843	201,843
Other financial assets	—	3,027	—	17,234	—	—	20,261

Subtotal	33,311	3,027	—	17,234	—	201,843	255,415

Financial liabilities
Debts	—	—	85,000	—	—	—	85,000
Debentures	—	—	165,715	192,478	1,994,209	643,004	2,995,406
Other financial liabilities	—	8,558	—	1,695	—	—	10,253

Subtotal	—	8,558	250,715	194,173	1,994,209	643,004	3,090,659

(Unit: KRW millions)

Type	December 31, 2015
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions[1]	325,199	—	—	—	—	—	325,199
Financial assets designated at fair value through profit or loss[2]	—	—	—	—	—	99,118	99,118
Other financial assets	—	1	—	16,565	—	—	16,566

Subtotal	325,199	1	—	16,565	—	99,118	440,883

Financial liabilities
Debentures	—	—	10,868	181,428	1,295,080	320,804	1,808,180
Other financial liabilities	—	3,288	—	—	—	—	3,288

Subtotal	—	3,288	10,868	181,428	1,295,080	320,804	1,811,468

1.	The amount of KRW3 million, which is restricted amount due from the financial institutions as of June 30, 2016 and December 31, 2015, is excluded.
2.	Financial assets designated at fair value through profit or loss, hybrid capital instruments, are included in the ‘Over 5 years’ category according to their remaining contractual maturity, due to uncertain point of sale.

(4)	Market Risk

1)	Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risk of the company is interest rate risk.

2)	Interest Rate Risk

•	Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost that will fluctuate due to changes in interest.

•	Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through Value at Risk measurement and management for the interest rate.

5.	Financial Assets and Financial Liabilities

(1)	Classification and Fair value of Financial Instruments

1)	The carrying amounts and fair value of financial assets and liabilities by category as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016
	Carrying amount	Fair value
Financial assets
Financial assets designated at fair value through profit or loss	201,843	201,843
Loans and receivables
Cash and due from financial institutions	33,280	33,280
Other financial assets	20,293	20,293

Subtotal	255,416	255,416

Financial liabilities
Financial liabilities at amortized cost
Debts	85,000	85,000
Debentures	2,745,173	2,817,126
Other financial liabilities	15,616	15,616

Subtotal	2,845,789	2,917,742

	(Unit: KRW millions)
Type	December 31, 2015
	Carrying amount	Fair value
Financial assets
Financial assets designated at fair value through profit or loss	99,118	99,118
Loans and receivables
Cash and due from financial institutions	324,947	324,947
Other financial assets	16,704	16,704

Subtotal	440,769	440,769

Financial liabilities
Financial liabilities at amortized cost
Debentures	1,647,117	1,678,308
Other financial liabilities	6,501	6,501

Subtotal	1,653,618	1,684,809

Fair value is the amount for which an asset could be exchanged or a liability could be settled between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Type	Fair Value Measurement Method
Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.
Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.
Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.
Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.
Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.
Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

2)	Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

•	Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

•	Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

•	The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
	June 30, 2016
Type	Fair value hierarchy			Total
	Level 1	Level 2	Level 3
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	—	—	201,843	201,843

	(Unit: KRW millions)
	December 31, 2015
Type	Fair value hierarchy			Total
	Level 1	Level 2	Level 3
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	—	—	99,118	99,118

•	Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

•	The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
	June 30, 2016
Type	Fair value hierarchy			Total
	Level 1	Level 2	Level 3
Financial assets
Cash and due from financial institutions[1]	—	33,280	—	33,280
Other financial assets[2]	—	—	20,293	20,293

Subtotal	—	33,280	20,293	53,573

Financial liabilities
Debts[3]	—	85,000	—	85,000
Debentures	—	2,817,126	—	2,817,126
Other financial liabilities[2]	—	—	15,616	15,616

Subtotal	—	2,902,126	15,616	2,917,742

			(Unit: KRW millions)
Type	December 31, 2015
	Fair value hierarchy			Total
	Level 1	Level 2	Level 3
Financial assets
Cash and due from financial institutions[1]	—	324,947	—	324,947
Other financial assets[2]	—	—	16,704	16,704

Subtotal	—	324,947	16,704	341,651

Financial liabilities
Debentures	—	1,678,308	—	1,678,308
Other financial liabilities[2]	—	—	6,501	6,501

Subtotal	—	1,678,308	6,501	1,684,809

1.	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
2.	Other financial assets and other financial liabilities classified as level 3 are regarded as the carrying amount as representative of fair value.
3.	Debts classified as level 2 are regarded as the carrying amount as representative of fair value because those maturities are less than 3 months.

•	Valuation techniques and inputs used in the fair value measurement

①	Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

②	Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW millions)
Type	Valuation		Techniques	Inputs
	June 30, 2016	December 31, 2015
Financial liabilities
Debentures	2,817,126	1,678,308	DCF model	Discount rate

(2)	Level 3 of the Fair Value Hierarchy Disclosure

1)	Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3

The Company uses external, independent and qualified professional evaluator’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

2)	Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

•	Details of changes in Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW millions)
Type	2016
Financial assets at fair value through profit or loss Financial assets designated at fair value through profit or loss
Beginning balance	99,118
Total gains or losses
- Profit or loss for the period	2,725
- Other comprehensive income	—
Purchases	100,000
Sales	—
Issues	—
Settlements	—
Transfers into Level 3	—
Transfers out of Level 3	—
Ending balance	201,843

(Unit: KRW millions)
Type	2015
Financial assets at fair value through profit or loss Financial assets designated at fair value through profit or loss
Beginning balance	—
Total gains or losses
- Profit or loss for the period	(705)
- Other comprehensive income	—
Purchases	50,000
Sales	—
Issues	—
Settlements	—
Transfers into Level 3	—
Transfers out of Level 3	—
Ending balance	49,295

•	In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016
	Gains from financial investments at fair value through profit or loss	Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	2,725	—	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	2,725	—	—

	(Unit: KRW millions)
Type	2015
	Losses from financial investments at fair value through profit or loss	Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	(705)	—	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	(705)	—	—

3) Sensitivity analysis of changes in unobservable inputs

•	Information about fair value measurements using unobservable inputs as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	201,843	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate	2.28~4.46	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.46	The higher the volatility, the higher the fair value fluctuation

	(Unit: KRW millions)
Type	December 31, 2015
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	99,118	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate	2.75~5.07	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.45	The higher the volatility, the higher the fair value fluctuation

•	Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss; as well as, debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

The results of the sensitivity analysis from changes in inputs are as follows:

(Unit: KRW millions)
Type	June 30, 2016
	Recognition in profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	7,818	(7,515)	—	—

(Unit: KRW millions)
Type	December 31, 2015
	Recognition in profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	6,422	(5,867)	—	—

1.	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate, the correlation of rates of long-term interest rate and short-term interest rate or the volatility of the interest rate is shifted by ± 1%.

6.	Due from Financial Institution

(1)	Details of due from financial institution as of June 30, 2016 and December 31, 2015, are as follows:

					(Unit: KRW millions)
Type		Financial Institution	Interest rate (%) As of June 30, 2016	June 30, 2016	December 31, 2015
Due from financial institution in KRW	Due from banks	Kookmin Bank	0.00 ~ 1.25	32,421	324,947
		KEB Hana Bank	1.15	859	—

	Total			33,280	324,947

(2)	Details of a maturity analysis of due from financial institution, excluding restricted cash, as of June 30, 2016 and December 31, 2015, are as follows:

						(Unit: KRW millions)
Type	June 30, 2016
	Up to 3 months	3~6 months	6~12 months	1~3 years	Over 3 years	Total
Due from financial institution in KRW	33,277	—	—	—	—	33,277

						(Unit: KRW millions)
Type	December 31, 2015
	Up to 3 months	3~6 months	6~12 months	1~3 years	Over 3 years	Total
Due from financial institution in KRW	324,944	—	—	—	—	324,944

(3)	Restricted cash from financial institution as of June 30, 2016 and December 31, 2015, are as follows:

				(Unit: KRW millions)
Type	Financial Institution	June 30, 2016	December 31, 2015	Reason for restriction
Due from financial institution in KRW	Kookmin Bank	3	3	Pledged as collateral for the overdraft establishment

7.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or losses as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Financial assets designated at fair value through profit or loss
Derivative-linked securities	201,843	99,118

8.	Investments in Subsidiaries

(1)	Details of subsidiaries as of June 30, 2016, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Investment & Securities Co., Ltd.	Financial investment	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

(2)	Investments in subsidiaries as of June 30, 2016 and December 31, 2015, are as follows:

				(Unit: KRW millions)
Name of subsidiary	Number of Issued Shares	Ownership(%)	Carrying amount
	As of June 30, 2016		June 30, 2016	December 31, 2015
Kookmin Bank	404,379,116	100.00	14,821,721	14,821,721
KB Kookmin Card Co., Ltd.	92,000,000	100.00	1,953,175	1,953,175
KB Investment & Securities Co., Ltd.	31,588,314	100.00	507,212	507,212
KB Life Insurance Co., Ltd.	91,200,000	100.00	485,314	485,314
KB Asset Management Co., Ltd.	7,667,550	100.00	96,312	96,312
KB Capital Co., Ltd.	11,180,630	52.02	279,870	279,870
KB Savings Bank Co., Ltd.	8,001,912	100.00	157,544	157,544

KB Real Estate Trust Co., Ltd.	16,000,000	100.00	121,553	121,553
KB Investment Co., Ltd.	8,951,797	100.00	104,910	104,910
KB Credit Information Co., Ltd.	1,252,400	100.00	23,621	23,621
KB Data System Co., Ltd.	800,000	100.00	6,334	6,334

Total			18,557,566	18,557,566

(3)	Changes in accumulated impairment losses on investments in subsidiaries the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016
	Beginning	Impairment	Others	Ending
Accumulated impairment losses on investments in subsidiaries[1]	(51,742)	—	—	(51,742)

	(Unit: KRW millions)
Type	2015
	Beginning	Impairment	Others	Ending
Accumulated impairment losses on investments in subsidiaries[1]	(51,742)	—	—	(51,742)

1.	The industry environment of savings banks has deteriorated continuously and their performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the recent downturn, the Company recognized the impairment loss on investment in KB Savings Bank Co., Ltd.

9.	Investments in Associates

(1)	Details of investments in associates as of June 30, 2016 and December 31, 2015, are as follows:

					(Unit: KRW millions)
Name of associates	June 30, 2016
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB Insurance Co., Ltd.	33.29	883,065	1,213,434	883,065	Non-life insurance	Korea
Hyundai Securities Co., Ltd.	29.62	1,349,850	1,011,486	1,349,850	Investment finance	Korea

					(Unit: KRW millions)
Name of associates	December 31, 2015
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB Insurance Co., Ltd.	33.29	883,065	1,077,380	883,065	Non-life insurance	Korea

(2)	Changes in investments in associates the six-month periods ended June 30, 2016 and 2015, are as follows:

				(Unit: KRW millions)
Name of associates	2016
	Beginning	Acquisition	Disposal	Impairment	Ending
KB Insurance Co., Ltd.	883,065	—	—	—	883,065
Hyundai Securities Co., Ltd.	—	1,349,850	—	—	1,349,850

				(Unit: KRW millions)
Name of associate	2015
	Beginning	Acquisition	Disposal	Impairment	Ending
KB Insurance Co., Ltd.	—	651,403	—	—	651,403

10.	Property and Equipment

(1)	Details of property and equipment as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Leasehold improvements	771	(627)	—	144
Equipment and others	4,930	(4,595)	—	335

Total	5,701	(5,222)	—	479

		(Unit: KRW millions)
Type	December 31, 2015
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Leasehold improvements	771	(573)	—	198
Equipment and others	4,903	(4,523)	—	380

Total	5,674	(5,096)	—	578

11.	Intangible Assets

(1)	Details of intangible assets as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016
	Acquisition cost	Accumulated Amortization	Accumulated impairment losses	Carrying amount
Software	2,612	(2,347)	—	265
Membership rights	9,531	—	(1,960)	7,571
Other intangible assets	3,657	(3,145)	—	512

Total	15,800	(5,492)	(1,960)	8,348

		(Unit: KRW millions)
Type	December 31, 2015
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Software	2,612	(2,237)	—	375
Membership rights	9,439	—	(2,060)	7,379
Other intangible assets	3,657	(2,983)	—	674

Total	15,708	(5,220)	(2,060)	8,428

12.	Deferred Income Tax Assets and Liabilities

(1) Details of deferred income tax assets and liabilities as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016
	Assets	Liabilities	Net amounts
Share-based payments	1,500	—	1,500
Membership rights	474	—	474
Defined benefit obligation	1,107	—	1,107
Plan assets	—	(484)	(484)
Short-term employee benefits	379	—	379
Others	—	(310)	(310)

Subtotal	3,460	(794)	2,666

Offsetting of deferred tax assets and liabilities	(794)	794	—

Total	2,666	—	2,666

		(Unit: KRW millions)
Type	December 31, 2015
	Assets	Liabilities	Net amounts
Share-based payments	2,270	—	2,270
Membership rights	499	—	499
Defined benefit obligation	1,308	—	1,308
Plan assets	—	(502)	(502)
Short-term employee benefits	309	—	309
Others	631	—	631

Subtotal	5,017	(502)	4,515

Offsetting of deferred tax assets and liabilities	(502)	502	—

Total	4,515	—	4,515

13.	Other Assets

Details of other assets as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Other financial assets
Receivables	3,026	—
Accrued income	135	341
Guarantee deposits	17,132	16,363

Subtotal	20,293	16,704

Other assets
Receivables	276,474	120,511
Prepaid expenses	1,005	673
Guarantee deposits	—	43
Advance payments	14	23

Subtotal	277,493	121,250

Total	297,786	137,954

14.	Debts

(1)	Details of debts as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Borrowings	85,000	—

(2)	Details of debts as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW millions)
Type		Lenders	Annual interest rate (%)	June 30, 2016	December 31, 2015
Borrowings in KRW	Other borrowings	KTB Investment & Securities Co., Ltd. and others	1.55	85,000	—

(3)	The maturity of debts as of June 30, 2016, is as follows:

			(Unit: KRW millions)
Type	June 30, 2016
	Up to 3 months	3~6 months	6~12 months	1~3 years	Over 3 years	Total
Borrowings in KRW	85,000	—	—	—	—	85,000

15.	Debentures

(1)	Details of debentures as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW millions)
Type	Issued date	Expiration date	Annual interest rates (%) As of June 30, 2016	June 30, 2016	December 31, 2015
Unguaranteed debentures No. 3-1	Aug. 13, 2013	Aug. 13, 2016	3.14	150,000	150,000
Unguaranteed debentures No. 3-2	Aug. 13, 2013	Aug. 13, 2018	3.46	130,000	130,000
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65	70,000	70,000
Unguaranteed debentures No. 4	Mar. 17, 2014	Mar. 17, 2017	3.02	150,000	150,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31	80,000	80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50	50,000	50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38	30,000	30,000
Unguaranteed debentures No. 7	June 23, 2015	June 23, 2018	1.98	150,000	150,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34	100,000	100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52	150,000	150,000
Unguaranteed debentures No. 10	Sept 17, 2015	Sept 17, 2020	2.16	20,000	20,000
Unguaranteed debentures No. 11	Sept 23, 2015	Sept 23, 2020	2.06	30,000	30,000
Unguaranteed debentures No. 12-1	Nov. 27, 2015	Nov. 27, 2018	2.07	80,000	80,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26	110,000	110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38	50,000	50,000
Unguaranteed debentures No. 13	Dec. 04, 2015	Dec. 04, 2018	2.09	130,000	130,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27	140,000	140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38	30,000	30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61	180,000	—
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72	220,000	—
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01	200,000	—
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67	240,000	—
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78	60,000	—
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91	150,000	—
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51	50,000	—

Subtotal				2,750,000	1,650,000

Bond Discounts				(4,827)	(2,883)

Total				2,745,173	1,647,117

(2)	The maturities of debentures as of June 30, 2016 and December 31, 2015, are as follows:

				(Unit: KRW millions)
Type	June 30, 2016
	Up to 3 months	3~6 months	6~12 months	1~3 years	Over 3 years	Total
Debentures in KRW	150,000	—	150,000	990,000	1,460,000	2,750,000

				(Unit: KRW millions)
Type	December 31, 2015
	Up to 3 months	3~6 months	6~12 months	1~3 years	Over 3 years	Total
Debentures in KRW	—	—	150,000	640,000	860,000	1,650,000

(3)	Changes in debentures based on face value the six-month periods ended June 30, 2016 and 2015, are as follows:

				(Unit: KRW millions)
Type	2016
	Beginning	Issue	Repayment	Ending
Debentures in KRW	1,650,000	1,100,000	—	2,750,000

				(Unit: KRW millions)
Type	2015
	Beginning	Issue	Repayment	Ending
Debentures in KRW	630,000	430,000	—	1,060,000

16.	Net Defined Benefit Liabilities

(1)	Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

(2)	Changes in the defined benefit obligation the six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW millions)
Type	2016
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	15,385	(14,794)	591
Current service cost	1,018	—	1,018
Interest cost(income)	190	(183)	7
Re-measurements:
Return on plan assets (excluding amounts included in interest income)	—	74	74
Payments from plans	(1,200)	1,200	—
Payments from the Company	(2)	—	(2)
Transfer in	886	(853)	33
Transfer out	(1,924)	1,924	—
Ending	14,353	(12,632)	1,721

			(Unit: KRW millions)
Type	2015
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	13,117	(12,314)	803
Current service cost	888	—	888
Interest cost (income)	201	(189)	12
Re-measurements:
Return on plan assets (excluding amounts included in interest income)	—	54	54
Payments from plans	(1,682)	1,682	—
Payments from the Company	(52)	—	(52)
Transfer in	2,473	(2,384)	89
Transfer out	(1,918)	1,918	—
Ending	13,027	(11,233)	1,794

(3)	Details of the net defined benefit liabilities as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Present value of defined benefit obligation	14,353	15,385
Fair value of plan assets	(12,632)	(14,794)
Net defined benefit liabilities	1,721	591

(4)	Details of post-employment benefits recognized in profit or loss as employee compensation and benefits the six-month periods ended June 30, 2016 and 2015, are as follows:

		(Unit: KRW millions)
Type	2016	2015
Current service cost	1,018	888
Net interest expenses of net defined benefit liabilities	7	12
Post-employment benefits	1,025	900

17.	Other Liabilities

Details of other liabilities as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Other financial liabilities
Payables	8,201	901
Accrued expenses	7,415	5,600

Subtotal	15,616	6,501

Other non-financial liabilities
Payables	21,886	59,744
Accrued expenses	51,794	56,759
Withholding taxes	230	277

Subtotal	73,910	116,780

Total	89,526	123,281

18.	Equity

(1)	Share Capital

Details of share capital as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share	5,000	5,000
Number of issued shares	386,351,693	386,351,693
Share capital[1]	1,931,758	1,931,758

Changes in shares outstanding the six-month periods ended June 30, 2016 and 2015, are as follows:

		(Unit: shares)
Type	2016	2015
Beginning	386,351,693	386,351,693
Decrease	(9,206,975)	—
Ending	377,144,718	386,351,693

(2)	Capital Surplus

Details of capital surplus as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Share premium	12,226,597	12,226,597
Other capital surplus	1,287,212	1,287,212

Total	13,513,809	13,513,809

(3)	Accumulated Other Comprehensive Income

1)	Details of accumulated other comprehensive income as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Re-measurements of net defined benefit liabilities	(5,035)	(4,979)

2)	Changes in accumulated other comprehensive income the six-month periods ended June 30, 2016 and 2015, are as follows:

		(Unit: KRW millions)
Type	2016
	Beginning	Changes	Tax effect	Ending
Re-measurements of net defined benefit liabilities	(4,979)	(74)	18	(5,035)

		(Unit: KRW millions)
Type	2015
	Beginning	Changes	Tax effect	Ending
Re-measurements of net defined benefit liabilities	(4,238)	(54)	13	(4,279)

(4)	Retained Earnings

1)	Details of retained earnings as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Legal reserves	275,860	251,517
Voluntary reserves	982,000	982,000
Regulatory reserve for credit losses	604	2,942
Retained earnings before appropriation	1,803,712	1,550,957

Total	3,062,176	2,787,416

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

2)	Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

•	Details of the regulatory reserve for credit losses as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Beginning	604	2,942
Estimated amounts subject to provision(reversal)	794	(2,338)
Ending	1,398	604

•	The adjustments to the regulatory reserve for credit losses the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016
	Three months	Six months
Provision(reversal) of regulatory reserve for credit losses	(206)	794
Adjusted profit(loss) after provision of regulatory reserve for credit losses[1]	(21,967)	652,591
Adjusted basic earnings(loss) per share after provision of regulatory reserve for credit losses[1]	(58)	1,707
Adjusted diluted earnings(loss) per share after provision of regulatory reserve for credit losses[1]	(58)	1,700

	(Unit: KRW millions)
Type	2015
	Three months	Six months
Reversal of regulatory reserve for credit losses	(986)	(2,014)
Adjusted profit(loss) after reversal of regulatory reserve for credit losses[1]	(13,163)	285,819
Adjusted basic earnings(loss) per share after reversal of regulatory reserve for credit losses[1]	(34)	740
Adjusted diluted earnings(loss) per share after reversal of regulatory reserve for credit losses[1]	(34)	737

1.	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

(5)	Treasury Shares

Changes in treasury shares outstanding for the six-month period ended June 30, 2016, are as follows:

		(Unit: shares, KRW millions)
Type	June 30, 2016
	Beginning	Acquisition	Disposal	Ending
Number of treasury shares[1]	—	9,206,975	—	9,206,975
Carrying amount[1]	—	300,006	—	300,006

1.	The Company has entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to KRW300,000 million in order to enhance shareholder value.

19.	Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2015, of KRW980 per share, amounting to total dividends of KRW378,625 million were paid in April 2016. The dividends paid to the shareholders of the Parent Company in 2015 were KRW301,354 million (KRW780 per share).

20.	Net Interest Expense

Interest income(expense) and net interest expense the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Interest income
Due from financial institutions	1,273	1,840	1,097	1,270
Loans	194	749	—	45
Other	69	137	79	167

Subtotal	1,536	2,726	1,176	1,482

Interest expense
Debts	294	297	—	—
Debentures	13,357	24,390	5,700	10,974

Subtotal	13,651	24,687	5,700	10,974

Net interest expense	(12,115)	(21,961)	(4,524)	(9,492)

21.	Net Fee and Commission Expense

Fee and commission income(expense) and net fee and commission expense the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Fee and commission income	—	—	—	—
Fee and commission expense
Fees paid in KRW	2,255	3,051	1,897	2,774
Fees paid in foreign currency	22	25	12	98

Subtotal	2,277	3,076	1,909	2,872

Net fee and commission expense	(2,277)	(3,076)	(1,909)	(2,872)

22.	Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss consists of gains or losses related to financial instrument that includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Gains related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	2,799	5,693	619	653
Losses related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	—	—	705	705
Net gains(losses) on financial instruments at fair value through profit or loss	2,799	5,693	(86)	(52)

23.	Net Other Operating Income

Other operating income or other operating expense the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Other operating income
Dividend income from subsidiaries	—	686,919	—	315,527
Dividend income from associate	—	7,989	—	—

Subtotal	—	694,908	—	315,527

Other operating expense	—	—	—	—
Net other operating income	—	694,908	—	315,527

24.	General and Administrative Expenses

(1)	Details of general and administrative expenses the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
	2016		2015
Type	Three months	Six months	Three months	Six months
Employee benefits
Salaries and other short-term employee benefits - Salaries	4,441	9,610	4,974	10,350
Salaries and other short-term employee benefits - Others	848	1,722	835	1,699
Termination benefits	—	—	—	163
Post-employment benefits - defined benefit plans	513	1,025	405	900
Post-employment benefits - defined contribution plans	3	7	—	—
Share-based payments	(9)	206	334	1,385

Subtotal	5,796	12,570	6,548	14,497

Depreciation and amortization	200	398	203	403
Other general and administrative expenses
Travel	132	140	(1)	150
Communications	85	262	117	254
Tax and dues	83	195	55	163
Publication	54	109	84	109
Rental expense	392	754	380	745
Vehicle	36	58	39	63
Service fees	1,317	2,205	137	427
Advertising	41	413	41	378
Training	95	199	69	114
Others	1,293	2,451	1,176	2,129

Subtotal	3,528	6,786	2,097	4,532

Total	9,524	19,754	8,848	19,432

(2)	Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of June 30, 2016, is as follows:

1)	Long-term Achievement

	(Unit: shares)
Associates	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]

Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	July 17, 2013	13,209
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	Jan. 01, 2015	21,778	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 14	July 17, 2015	11,363
Series 15	Jan. 01, 2016	71,088
Series 16	Mar. 18, 2016	12,162
Deferred grant in 2013	—	24,395	Satisfied
Deferred grant in 2014	—	10,572
Deferred grant in 2015	—	25,373
Subtotal		248,289
Kookmin Bank
Series 60	Jan. 01, 2015	277,205	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	Apr. 14, 2015	8,390
Series 62	Jan. 12, 2015	16,505
Series 64	July 24, 2015	21,153
Series 65	Aug. 26, 2015	13,828
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	164,063	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Deferred grant in 2013	—	23,755	Satisfied
Deferred grant in 2014	—	70,766
Deferred grant in 2015	—	88,848
Subtotal		712,905
Other subsidiaries and associate
Stock granted in 2010	—	2,487	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2011	—	3,469
Stock granted in 2012	—	10,224
Stock granted in 2013	—	48,231
Stock granted in 2014	—	82,192
Stock granted in 2015	—	198,014
Stock granted in 2016	—	169,211
Subtotal		513,828
Total		1,475,022

1.	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of June 30, 2016).
2.	Certain portion of the granted shares is compensated over a maximum period of three years from the initial exercise date.
3.	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Company and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
4.	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Company and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.

5.	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
6.	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Company and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
7.	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
8.	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
9.	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

2)	Details of stock grants linked to short-term performance as of June 30, 2016, are as follows:

			(Unit: shares)
Associates	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728
Stock granted in 2012	Jan. 01, 2012	2,642
Stock granted in 2013	Jan. 01, 2013	6,486
Stock granted in 2014	Jan. 01, 2014	16,231
Stock granted in 2015	Jan. 01, 2015	19,943
Stock granted in 2016	Jan. 01, 2016	10,602	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	34,000	Satisfied
Stock granted in 2014	Jan. 01, 2014	109,722
Stock granted in 2015	Jan. 01, 2015	140,999
Stock granted in 2016	Jan. 01, 2016	87,276	Proportional to service period
Other subsidiaries and associate
Stock granted in 2013	—	3,276	Satisfied
Stock granted in 2014	—	49,781
Stock granted in 2015	—	164,509
Stock granted in 2016	—	87,687	Proportional to service period

1.	The number of shares, which are exercisable, is determined by the results of performance. The stock grants are settled over three years.

Share-based payment arrangement for subsidiaries and associate was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries and associate is reimbursed by these companies. The accrued expenses representing share-based payments as of June 30, 2016 and December 31, 2015, are KRW49,595 million and KRW53,678 million, respectively, and the receivables to be reimbursed by the subsidiaries and associate for the compensation costs are KRW43,399 million and KRW44,299 million, respectively. The compensation costs from share-based payments that amounts to KRW206 million and KRW1,385 million were recognized as an expense the six-month periods ended June 30, 2016 and 2015, respectively.

25.	Non-operating Income (expense)

Details of non-operating income and expenses the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016		2015
	Three months	Six months	Three months	Six months
Non-operating income
Reversal of impairment losses on intangible assets	100	100	—	—
Others	37	40	889	890

Subtotal	137	140	889	890

Non-operating expenses
Impairment losses on intangible assets	1	1	—	—
Donation	430	695	508	703
Others	—	2	—	—

Subtotal	431	698	508	703

Non-operating income (expenses)	(294)	(558)	381	187

26.	Income Tax Expense

Details of income tax expense the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016	2015
Tax payable
Current tax expense	—	—
Change in deferred tax liabilities
Origination and reversal of temporary differences	(1,849)	(48)
Tax expense recognized directly in equity
Re-measurements of net defined benefit liabilities	(18)	(13)
Income Tax expense	(1,867)	(61)

27.	Earnings per Share

(1)	Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

1)	Weighted average number of ordinary shares outstanding:

	(Unit: shares)
Type	2016
	Three months	Six months
Beginning (A)	386,351,693	386,351,693
Acquisition of Treasury shares (B)	6,996,657	4,106,289
Weighted average number of ordinary shares outstanding (A - B)	379,355,036	382,245,404

	(Unit: shares)
Type	2015
	Three months	Six months
Beginning (A)	386,351,693	386,351,693
Acquisition of Treasury shares (B)	—	—
Weighted average number of ordinary shares outstanding (A - B)	386,351,693	386,351,693

2)	Basic earnings per share

	(Unit: KRW, shares)
Type	2016
	Three months	Six months
Profit (loss) attributable to ordinary shares[1] (C)	(22,172,663,623)	653,384,998,429
Weighted average number of ordinary shares outstanding (D)	379,355,036	382,245,404
Basic earnings (loss) per share (E = C / D)	(58)	1,709

	(Unit: KRW, shares)
Type	2015
	Three months	Six months
Profit (loss) attributable to ordinary shares[1] (C)	(14,148,565,707)	283,805,349,820
Weighted average number of ordinary shares outstanding (D)	386,351,693	386,351,693
Basic earnings (loss) per share (E = C / D)	(37)	735
1.	Profit (loss) attributable to ordinary shares is the same as profit (loss) for the period in the statements of comprehensive income.

(2)	Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding, which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

1)	Adjusted profit (loss) to calculate diluted earnings (loss) per share:

		(Unit: KRW)
Type	2016
	Three months	Six months
Profit (loss) attributable to ordinary shares	(22,172,663,623)	653,384,998,429
Adjustment	—	—
Adjusted profit (loss) for diluted earnings per share	(22,172,663,623)	653,384,998,429

		(Unit: KRW)
Type	2015
	Three months	Six months
Profit (loss) attributable to ordinary shares	(14,148,565,707)	283,805,349,820
Adjustment	—	—
Adjusted profit (loss) for diluted earnings per share	(14,148,565,707)	283,805,349,820

2)	Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings (loss) per share:

	(Unit: shares)
Type	2016
	Three months	Six months
Weighted average number of ordinary shares outstanding	379,355,036	382,245,404
Adjustment
Stock grants	1,616,108	1,739,857
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share	380,971,144	383,985,261

		(Unit: shares)
Type	2015
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Stock grants	1,388,324	1,514,543
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share	387,740,017	387,866,236

3)	Diluted earnings (loss) per share:

	(Unit: KRW, shares)
Type	2016
	Three months	Six months
Adjusted profit (loss) for diluted earnings (loss) per share	(22,172,663,623)	653,384,998,429
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share	380,971,144	383,985,261
Diluted earnings (loss) per share	(58)	1,702

	(Unit: KRW, shares)
Type	2015
	Three months	Six months
Adjusted profit (loss) for diluted earnings (loss) per share	(14,148,565,707)	283,805,349,820
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share	387,740,017	387,866,236
Diluted earnings (loss) per share	(36)	732

28.	Supplemental Cash Flow Information

(1)	Cash and cash equivalents as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Due from financial institutions	33,280	324,947
Restricted cash from financial institutions	(3)	(3)

Total	33,277	324,944

(2)	Significant non-cash transactions the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	2016	2015
Changes in receivables and payables from consolidated tax	156,863	(92,520)
Changes in receivables and payables relating to stock grants	(900)	(3,079)
Changes in other payables related with acquisition of associates	5,085	6,403

(3)	Cash inflows and outflows due to interest and dividends the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW millions)
Type	Activity	2016	2015
Income tax paid	Operating	455	96
Interest received	Operating	2,811	1,226
Interest paid	Operating	22,146	10,528
Dividends received	Operating	697,862	616,166
Dividends paid	Financing	378,625	301,354

29.	Contingent Liabilities and Commitments

(1)	Commitments made with financial institutions as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type		June 30, 2016		December 31, 2015
		Amount of commitment	Amounts borrowed	Amount of commitment	Amounts borrowed
General loans	KEB Hana Bank	50,000	—	50,000	—
Discounting of bills	KEB Hana Bank	100,000	—	100,000	—

Total		150,000	—	150,000	—

(2)	Other Matters (including litigation)

1)	The Company faces one lawsuit (as the defendant) involving aggregate damages of KRW51 million, which are still pending as of June 30, 2016.

2)	In 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of KRW124,357 million for income taxes (including local income taxes), paid KRW123,330 million, excluding local income taxes, and recognized local income taxes amounting to KRW1,027 million as other payables. Meanwhile, the Company and Kookmin Bank, a subsidiary of the Company, appealed to the tax tribunal over the KRW114,283 million in fines. The Company’s claim for this appeal amounts to KRW89,284 million as of June 30, 2016.

30.	Related Party Transactions

(1)	Significant related party transactions the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW millions)

Type		Name of Account	2016	2015
Subsidiaries	Kookmin Bank	Interest income	1,857	1,434
		Net other operating income	380,521	230,496
		General and administrative expenses	1,916	646
	KB Kookmin Card Co., Ltd.	Net other operating income	200,008	—
		General and administrative expenses	48	—
		Net non-operating income	1	1
	KB Investment & Securities Co., Ltd.	General and administrative expenses	37	—
	KB Life Insurance Co., Ltd.	General and administrative expenses	8	49
	KB Asset Management Co., Ltd.	Net other operating income	50,000	80,000
		Net gains on financial instruments at fair value through profit or loss	5,693	653
	KB Capital Co., Ltd.	Net losses on financial instruments at fair value through profit or loss	—	705
		Net other operating income	5,591	5,031
		General and administrative expenses	29	—
	KB Real Estate Trust. Co., Ltd.	Net other operating income	50,000	—
	KB Investment Co., Ltd.	Interest income	—	44
		Net other operating income	800	—
	KB Data Systems Co., Ltd.	General and administrative expenses	564	462
Associate	KB Insurance Co., Ltd.	Net other operating income	7,989	—
		General and administrative expenses	344	—

(2)	Significant receivables and payables and related allowance for loan losses arising from the related party transactions as of June 30, 2016 and December 31, 2015, are as follows:

(Unit: KRW millions)

Type		Name of Account	June 30, 2016	December 31, 2015
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	32,421	324,947
		Other assets	225,048	54,619
		Other liabilities	1,405	41,442
	KB Kookmin Card Co., Ltd.	Other assets	49,044	55,418
		Other liabilities	377	304
	KB Investment & Securities Co., Ltd.	Other assets	5,781	4,908
		Other liabilities	10,555	3,500
	KB Life Insurance Co., Ltd.	Other assets	2,012	1,313
		Other liabilities	11,583	14,462
	KB Asset Management Co., Ltd.	Other assets	1,406	11,394
		Other liabilities	300	—
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss	201,843	99,118
		Other assets	611	437
		Other liabilities	29	—
	KB Savings Bank Co., Ltd.	Other assets	586	3,072
	KB Real Estate Trust Co., Ltd.	Other assets	5,518	4,532
	KB Investment Co., Ltd.	Other assets	1,073	706
	KB Credit Information Co., Ltd.	Other assets	346	296
		Other liabilities	7	15
	KB Data Systems Co., Ltd.	Other assets	573	302
		Other liabilities	132	94
Associates	KB Insurance Co., Ltd.	Other assets	4,250	281
		Other liabilities	142	—
	Hyundai Securities Co., Ltd.	Other assets	223	—

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Notes 8 and 9 for details on subsidiaries and associates.

Key management includes the directors of the Company, their close family members and the companies where the directors and/or their close family members have control or joint control.

(3)	Unused commitments by a related party as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW millions)
Type			June 30, 2016	December 31, 2015
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	140,671	1,696

(4)	Compensation to key management for the six-month periods ended June 30, 2016 and 2015, consists of:

	(Unit: KRW millions)
Type	2016
	Short-term employee benefits	Post-employment benefits	Termination benefits	Share-based payments	Total
Registered director (executive)	(54)	11	—	(769)	(812)
Registered director (non-executive)	250	—	—	—	250
Non-registered director	1,217	26	—	975	2,218

Total	1,413	37	—	206	1,656

	(Unit: KRW millions)
Type	2015
	Short-term employee benefits	Post-employment benefits	Termination benefits	Share-based payments	Total
Registered director (executive)	341	—	—	526	867
Registered director (non-executive)	295	—	—	—	295
Non-registered director	1,086	7	163	859	2,115

Total	1,722	7	163	1,385	3,277

31.	Event after the Reporting Period

Through the Board of Directors meeting on August 2, 2016, the Company declared a small-scale share exchange agreement to acquire 100% shares of Hyundai Securities Co., Ltd. The shares will be acquired through comprehensive exchanging total issued shares of Hyundai Securities Co., Ltd., excluding shares owned by KB Financial Group Inc., with newly issued shares of KB Financial Group Inc.

6.	Other Financial Matters

A.	Contingent Liabilities

(1)	Details of payment guarantees as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Title of Account	Type	June 30, 2016	December 31, 2015
Confirmed payment guarantees
Confirmed payment guarantees in KRW	KB purchase loan guarantees	427,362	422,316
	Other guarantees in local currency	858,236	609,034

	Subtotal	1,285,598	1,031,350

Confirmed payment guarantees in foreign currency	Letter of credit acquisition	305,699	250,647
	Letters of guarantees	61,927	51,500
	Bidding guarantees	49,985	62,402
	Performance guarantees	795,209	1,006,304
	Refund guarantees	1,731,464	1,924,030
	Other confirmed foreign currency guarantees	1,675,909	1,444,618

	Subtotal	4,620,193	4,739,501

Financial guarantee	Guarantees of bonds issued	31,000	51,200
	Guarantees for loan collateral	25,529	27,805
	Local debt guarantees	386,746	374,769
	International finance related foreign currency guarantees	51,042	11,893
	Other financial guarantee contracts	762	6,897

	Subtotal	495,079	472,564

Confirmed guarantees total		6,400,870	6,243,415
Unconfirmed acceptances and guarantees
Unconfirmed guarantees	Guarantees of letter of credit	1,946,304	2,142,496
	Refund guarantees	588,926	1,019,116
Unconfirmed acceptances and guarantees total		2,535,230	3,161,612

Total		8,936,100	9,405,027

(2)	Details of commitments as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Commitments
Corporate loan commitments	35,640,879	39,022,521
Retail loan commitments	15,485,470	15,160,930
Credit line on credit cards	43,590,866	41,439,061
Private placement corporate bonds	184,600	110,858
Purchase of other security investment and others	1,369,595	1,869,533

Subtotal	96,271,410	97,602,903

Financial guarantees
Credit line	2,957,549	3,449,749
Purchase of securities investment	550,400	98,700

Subtotal	3,507,949	3,548,449

Total	99,779,359	101,151,352

(3)	Other Relevant Matters

1)	The Company had filed 107 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW469,043 million, and faced 321 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of KRW473,797 million, which were still pending as of June 30, 2016.

2)	According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is to be determined at fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

3)	The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to KRW11,133 million and KRW11,254 million as of June 30, 2016 and December 31, 2015, respectively.

4)	In 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of KRW124,357 million for income taxes (including local income taxes) and paid KR123,330 million, excluding local income tax amounting to KRW1,027 million, and recognized as non-trade payable as of June 30, 2016. Meanwhile, Kookmin Bank appealed to the tax tribunal over the KRW114,283 million in fines.

5)	While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, KB Kookmin Card received a notification from the FSC that KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Company faces 96 legal claims filed as defendant, with an aggregate claim amount of KRW47,466 million as of December 31, 2015. A provision liability of KRW9,863 million has been recognized for these pending lawsuits. KB Kookmin Card has entered into a privacy liability insurance contract as of June 30, 2016. Therefore, the amounts of receivables guaranteed in case of the legal obligation of payment levied are KRW3,500 million for the lawsuits stated above. In addition, additional lawsuits may be filed against the Company. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

B.	Additional Information

•	Additional Information on Consolidated Financial Statements

Please refer to “Note 2. Significant Accounting Policies” and “Note 3. Critical Accounting Estimates and Assumptions” of “3. Notes to Consolidated Financial Statements” above.

•	Additional Information on Financial Statements

Please refer to “Note 2. Significant Accounting Policies” and “Note 3. Critical Accounting Estimates and Assumptions” of “5. Notes to Financial Statements” above.

C.	Allowance for Credit Losses

(1)	Consolidated Financial Statements

1)	Allowance for Credit Losses by Account

	(Unit: KRW millions)
Year	Item	Total Bonds Issued	Provision for Credit Losses	Ratio
1H 2016	Loans in local currency	221,405,285	1,515,514	0.68%
	Other loans	33,962,124	766,818	2.26%

	Total	255,367,409	2,282,332	0.89%

2015	Loans in local currency	212,794,172	1,713,944	0.81%
	Other loans	34,793,252	868,110	2.50%

	Total	247,587,424	2,582,054	1.04%

2014	Loans in local currency	200,320,340	1,839,629	0.92%
	Other loans	33,581,365	612,423	1.82%

	Total	233,901,705	2,452,052	1.05%

2)	Changes in Allowance for Credit Losses

	(Unit: KRW millions)
Item	1H 2016	1H 2015	2015	2014
Opening balance	2,582,054	2,452,052	2,452,052	2,861,184
Bad debts expense	(758,043)	(677,471)	(1,418,960)	(2,091,040)
Bad debts recovery	210,489	252,706	493,246	530,751
Sales	(49,742)	(28,646)	(50,209)	(71,899)
Provisions	306,476	469,500	1,099,706	1,211,109
Other changes	(8,902)	(1,048)	6,219	11,947
Closing balance	2,282,332	2,467,093	2,582,054	2,452,052

3)	Provisioning policy for loan losses

Allowances for loan losses for loans that are measured by amortized costs are measured by the difference between the relevant loan’s book value and its present value of expected future cash flows discounted at the loan’s initial effective interest rate (excluding future impairment yet to occur). The Company individually examines, as a priority, whether there exists objective evidence of impairment on individually significant financial assets (individual assessment of allowances for loan losses).

Financial assets that are not individually significant are assessed on an individual or collective basis. If no objective evidence of impairment exists after individual assessment, those financial assets are grouped with other financial assets with similar credit risk characteristics and are collectively assessed for impairment (collective assessment of allowances for loan losses).

•	Individual assessment of allowances for loan losses

Individual assessment of allowances for loan losses is based on management’s best estimate of the present value of cash flows expected to be collected from the relevant loan. When estimating such cash flows, the Company takes into account all available information, including the financial condition of the borrowers, such as their operating cash flow, and the fair value of the collateral if a loan is collateral dependent.

•	Collective assessment of allowances for loan loss

Collective assessment of allowances for loan losses uses an estimation model based on historical loss experience in order to measure the incurred loss inherent in the portfolio. The collective assessment model considers various factors such as collateral, type of product and borrower, credit rating, period over which the impairment revealed and collection period to apply the probability of default (PD) rate for such loans and the loss given default (LGD) rate by collection type. In addition, a uniform set of assumptions are applied in order to determine input variables based on past experience and the current situation and to model measurement of inherent impairment. The methodology and assumptions of this model are periodically reviewed in order to minimize differences between the estimated allowances for loan losses and actual losses.

(2)	Separate Financial Statements

1)	Allowance for Credit Losses by Account

	(Unit: KRW millions)
Year	Item	Total Bonds Issued	Provision for Credit Losses	Ratio
1H 2016	Loans in local currency	—	—	0.00%
2015	Loans in local currency	—	—	0.00%
2014	Loans in local currency	10,000	—	0.00%

2)	Changes in Allowance for Credit Losses

Not applicable

3)	Provisioning Policy for Credit Losses

Please refer to the “3) Provisioning Policy for Credit Losses” above.

D.	Fair Value Evaluation

(1)	Method of Fair Value Evaluation of Financial Instruments for Companies that Adopted K-IFRS during Public Disclosure Period

•	Please refer to “Note 6. Financial Assets and Financial Liabilities” of “3. Notes to Consolidated Financial Statements” above.

(2)	Method of Fair Value Evaluation of Tangible Assets for Companies that Adopted K-IFRS during Public Disclosure Period

•	Not applicable

E.	Issuance of Debt Securities

<KB Financial Group>

(1)	Debt Securities (total amount: KRW4,450 billion)

(As of the June 30, 2016)
Company Name	Type	Issue Year	Total Number
KB Financial Group	Commercial paper	2012	2
		2013	3
		2015	1
		2016	6
	Corporate bond	2013	3
		2014	3
		2015	12
		2016	13

(2)	Bond Management

(As of June 30, 2016)
Type	Issue Year	Total Number
Non-guaranteed public offering bond	2013	3
	2014	3
	2015	12
	2016	7

(3)	Outstanding Balance for Debt Securities by Maturity Date

1)	Commercial Paper

•	Consolidated

(As of June 30, 2016)										(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	250,000	59,660	264,000	460,000	40,000	—	—	—	1,073,660

	Total	250,000	59,660	264,000	460,000	40,000	—	—	—	1,073,660

1.	KRW394,000 million (30 ~ 90 Days: KRW74,000 million; 90 ~ 180 Days: KRW320,000 million) of the listed amount is from securitized commercial papers of the consolidated subsidiaries of Kookmin Bank, such as KL 1st Inc., KH 2nd Inc., KL International 1st Inc., Silver Investment 2nd Co., Ltd., KL 3rd Inc., KH 3rd Inc., KBM 1st Inc. and KY 1st Inc. Please refer to “Note 21. Borrowings” in the “3. Notes to Consolidated Financial Statements.”

•	Separate

(As of June 30, 2016)										(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—

2)	Asset-backed Short-term Bonds

•	Consolidated

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	—	20,000	70,000	320,000	—	410,000	1,350,000	940,000
	Private	180,000	—	63,100	—	—	243,100	1,377,400	1,134,300

	Total	180,000	20,000	133,100	320,000	—	653,100	2,727,400	2,074,300

1.	The issue limit of KB Kookmin Card’s asset-backed short-term bonds (KRW1,200,000 million) is calculated by total limit, regardless of the issuing method (public or private). However, for the purpose of this table, the asset-backed short-term bonds were assumed to be public offering bonds in calculating the remaining limit.
2.	The issue limit of KB Investment & Securities’s asset-backed short-term bonds (KRW1,377,400 million) is calculated by total limit, regardless of the issuing method (public or private). However, for the purpose of this table, the asset-backed short-term bonds were assumed to be private offering bonds in calculating the limit of the remaining limit.

•	Separate

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

3)	Corporate Bond

•	Consolidated

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	10,579,579	7,091,350	5,025,784	1,450,000	4,684,700	3,050,000	50,000	31,931,413
	Private	418,935	349,410	—	—	—	—	—	768,345

	Total	10,998,514	7,440,760	5,025,784	1,450,000	4,684,700	3,050,000	50,000	32,699,758

•	Separate

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	300,000	150,000	840,000	100,000	750,000	610,000	—	2,750,000
	Private	—	—	—	—	—	—	—	—

	Total	300,000	150,000	840,000	100,000	750,000	610,000	—	2,750,000

4) Hybrid Securities

•	Consolidated

(As of June 30, 2016)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	200,000	—	200,000

	Total	—	—	—	—	—	200,000	—	200,000

•	Separate

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

5)	Contingent Convertible Securities

•	Consolidated

(As of June 30, 2016)										(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

•	Separate

(As of June 30, 2016)										(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

[Kookmin Bank]

(1)	Debt Securities (total: KRW14,815 billion)

(As of June 30, 2016)

Company Name	Type	Issue Year	Total Number
Kookmin Bank	Corporate bond	2014	31
		2015	39
		2016	15
KL 1st Inc.	Commercial paper	2016	2
KL 3rd Inc.	Commercial paper	2016	1
Silver Investment 2nd Co., Ltd.	Commercial paper	2016	2
KH 2nd Inc.	Commercial paper	2016	2
KH 3rd Inc.	Commercial paper	2016	1
KBM 1st Inc.	Commercial paper	2016	1
KY 1st Inc.	Commercial paper	2016	1

1.	The face values of bonds in foreign currency were converted into KRW using:

•	Bonds repaid: basic rate on bond repayment date

•	Bonds outstanding: basic rate on issue date

(2)	Outstanding Balance for Debt Securities by Maturity Date

1)	Commercial Paper

(As of June 30, 2016)									(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—

1.	The listed amount is from securitized commercial papers of the consolidated subsidiaries of Kookmin Bank, such as KL 1st Inc., KH 2nd Inc., KL International 1st Inc., Silver Investment 2nd Co., Ltd., KL 3rd Inc., KH 3rd Inc., KBM 1st Inc. and KY 1st Inc. Please refer to “Note 21. Borrowings” in “3. Notes to Consolidated Financial Statements.”

2)	Asset-backed Short-term Bonds

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

3)	Corporate Bonds

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	150,000	1,360,000	100,000	750,000	390,000	630,000	0	3,380,000
	Private	0	0	0	0	0	0	0	0

	Total	150,000	1,360,000	100,000	750,000	390,000	630,000	0	3,380,000

4)	Hybrid Securities

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

5)	Contingent Convertible Securities

(As of June 30, 2016)										(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

[KB Kookmin Card]

(1)	Debt Securities (total amount: KRW40,765 billion)

(As of June 30, 2016)

Company Name	Type	Issue Year	Total Number
KB Kookmin Card	Corporate bond	2014	41
		2015	50
		2016	19
	Commercial paper	2015	3
		2016	2
	Asset-backed short-term bond	2014	80
		2015	159
		2016	100
KB Kookmin Card Second Securitization Co., Ltd.	Corporate bond	2014	1
Wise Mobile Eighth Securitization Specialty	Corporate bond	2014	29
Wise Mobile Ninth Securitization Specialty	Corporate bond	2014	20
Wise Mobile Tenth Securitization Specialty	Corporate bond	2014	25
Wise Mobile Eleventh Securitization Specialty	Corporate bond	2014	20
Wise Mobile Twelfth Securitization Specialty	Corporate bond	2014	20
Wise Mobile Thirteenth Securitization Specialty	Corporate bond	2015	27
Wise Mobile Fourteenth Securitization Specialty	Corporate bond	2015	27
Wise Mobile Fifteenth Securitization Specialty	Corporate bond	2015	27
Wise Mobile Sixteenth Securitization Specialty	Corporate bond	2015	26
Wise Mobile Seventeenth Securitization Specialty	Corporate bond	2015	26
Wise Mobile Eighteenth Securitization Specialty	Corporate bond	2015	25

(2)	Outstanding Balance for Debt Securities by Maturity Date

1)	Commercial Paper

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	200,000	10,000	—	—	—	—	—	—	210,000

	Total	200,000	10,000	—	—	—	—	—	—	210,000

1.	The standard applied to outstanding balances of commercial papers is the same in consolidated and separate financial statements.

2)	Asset-backed Short-term Bonds

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	—	20,000	70,000	320,000	—	410,000	1,200,000	790,000
	Private	—	—	—	—	—	—	—	—

	Total	—	20,000	70,000	320,000	—	410,000	1,200,000	790,000

1.	The issue limit of asset-backed short-term bonds is calculated by total limit, regardless of the issuing method (public or private). However, for the purpose of this table, the asset-backed short-term bonds were assumed to be public offering bonds in calculating the limit of the remaining limit.

3)	Corporate Bonds

(As of June 30, 2016)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	3,189,000	2,074,000	1,628,000	820,000	1,010,000	170,000	—	8,891,000
	Private	—	349,410	—	—	—	—	—	349,410

	Total	3,189,000	2,423,410	1,628,000	820,000	1,010,000	170,000	—	9,240,410

4)	Hybrid Securities

(As of June 30, 2016)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

5)	Contingent Convertible Securities

(As of June 30, 2016)									(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

[KB Investment & Securities]

(1)	Debt Securities (total amount: KRW76,793 billion)

(As of June 30, 2016)
Company Name	Type	Issue Year	Total Number
KB Investment & Securities	Asset-backed short-term bond	2014	458
		2015	965
		2016	553
	Commercial paper	2014	35
		2015	34
		2016	14
Ashley Investment 1st Co., Ltd.	Asset-backed short-term bond	2014	4
		2015	5
Gross Investment 1st Co., Ltd.	Asset-backed short-term bond	2014	6
		2015	8
		2016	4
Golden Egg Investment 1st Co., Ltd.	Asset-backed short-term bond	2015	2
		2016	2

(2)	Outstanding Balance for Debt Securities by Maturity Date

1)	Commercial Paper

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	—	50,000	90,000	—	—	—	—	140,000

	Total	—	—	50,000	90,000	—	—	—	—	140,000

1.	The standard applied to outstanding balances of commercial papers is the same in consolidated and separate financial statements.

2)	Asset-backed Short-term Bonds

(As of June 30, 2016)							(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	180,000	—	63,100	—	—	243,100	1,377,400	1,134,300

	Total	180,000	—	63,100	—	—	243,100	1,377,400	1,134,300

1.	The issue limit of asset-backed short-term bonds is calculated by total limit, regardless of the issuing method.

•	KB Investment & Securities: KRW1,300 billion; Ashley Investment First Co., Ltd.: KRW30 billion;

Gross Investment First Co., Ltd.: KRW47.4 billion

3)	Corporate Bonds

(As of June 30, 2016)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

4)	Hybrid Securities

(As of June 30, 2016)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

5)	Contingent Convertible Securities

(As of June 30, 2016)									(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—

	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

[KB Capital]

(1)	Record of Debt Securities Issuance (Total amount: KRW6,825 billion)

(As of June 30, 2016)

Company Name	Type	Issue Year	Total Number
KB Capital	Asset-backed short-term bond	2014	27
		2015	10
		2016	1
	Commercial paper	2014	26
		2015	52
		2016	10
	Corporate Bond	2014	47
		2015	106
		2016	52
	Hybrid securities	2015	2
		2016	2

1.	Excludes the continued trade conditional bills.
2.	Asset-backed short-term bond issue method: public offering (exempted from the Securities Registration Statement)

(2)	Outstanding Balance for Debt Securities by Maturity Date

1)	Commercial Paper

(As of June 30, 2016)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	50,000	49,660	140,000	50,000	40,000	—	—	—	329,660

	Total	50,000	49,660	140,000	50,000	40,000	—	—	—	329,660

2)	Asset-backed Short-term Bonds

(As of June 30, 2016)							(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	—	—	—	—	—	—	150,000	150,000
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	150,000	150,000

1.	The remaining limit for asset-backed short-term bonds is KRW150 billion in 2016.

3)	Corporate Bonds

(As of June 30, 2016)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	1,220,000	1,595,000	1,350,000	230,000	560,000	40,000	—	4,995,000
	Private	—	—	—	—	—	—	—	—

	Total	1,220,000	1,595,000	1,350,000	230,000	560,000	40,000	—	4,995,000

4)	Hybrid Securities

(As of June 30, 2016)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	200,000	—	200,000

	Total	—	—	—	—	—	200,000	—	200,000

5)	Contingent Convertible Securities

(As of June 30, 2016)									(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

IV.	AUDIT OPINION OF THE AUDITOR OF THE COMPANY

1.	Name of the Auditor and Audit Opinion

A.	Name of the Auditor and Audit Opinion

(1)	Name of Auditor and Audit Opinion on Consolidated Financial Statements

Term	Auditor	Audit Opinion	Summary of Issues
1H 2016	Samil PricewaterhouseCoopers	See note 1	Not applicable
2015	Samil PricewaterhouseCoopers	Unqualified	Not applicable
2014	Samil PricewaterhouseCoopers	Unqualified	Not applicable

1.	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to K-IFRS “Interim Financial Reporting.”

(2)	Name of Auditor and Audit Opinion on Separate Financial Statements

Term	Auditor	Audit Opinion	Summary of Issues
1H 2016	Samil PricewaterhouseCoopers	See note 1	Not applicable
2015	Samil PricewaterhouseCoopers	Unqualified	Not applicable
2014	Samil PricewaterhouseCoopers	Unqualified	Not applicable

1.	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to K-IFRS “Interim Financial Reporting.”

B.	Engagement for Audit Services

Term	Auditor	Description	Fee*	Accrued Time (hours)
1H 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review and audit of consolidated and separate financial statements, review of internal accounting management system (including audit of internal control over financial reporting)	KRW760 million (on annualized basis)	3,540
2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review and audit of consolidated and separate financial statements, review of internal accounting management system (including audit of internal control over financial reporting)	KRW760 million	9,947
2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review and audit of consolidated and separate financial statements, review of internal accounting management system (including audit of internal control over financial reporting)	KRW732 million	9,869

1.	Excluding value-added taxes.

C.	Engagement for Public Company Accounting Oversight Board (“PCAOB”) Audit Services

	(Unit: KRW millions)
Term	Date of Execution of Agreement	Description of Service	Service Term	Fee*
1H 2016	April 15, 2016	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 – April 30, 2017	459
2015	March 26, 2015	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 – April 30, 2016	459
2014	April 8, 2014	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2014 – April 30, 2015	487

1.	Excluding value-added taxes.

D.	Engagement for Non-Audit Services with Auditor

Term	Date of Execution of Agreement	Description of Service	Service Term	Fee
1H 2016	—	Not applicable	—	—
2015	—	Not applicable	—	—
2014	—	Not applicable	—	—

2.	Change in Auditor

A.	Change in Auditor and Cause

•	Not applicable

B.	Change in Auditor or Appointment of New Auditor of Consolidated Subsidiary and Cause

•	Not applicable

3.	Matters Relating to Internal Control

A.	Issues Raised or Improvement Suggestions Made by Person Responsible for Internal Control Over Financial Reporting and Follow-Up Measures Taken

•	Not applicable

B.	Opinion or Material Weaknesses Expressed by the Auditor on Internal Control Over Financial Reporting and Follow-Up Measures to be Taken

•	Not applicable

C.	Evaluation of Internal Control Over Financial Reporting

•	Not applicable

V.	MATTERS RELATING TO THE CORPORATE GOVERNANCE OF THE COMPANY

1.	Matters Relating to the Board of Directors

A.	Overview of the Composition of the Board of Directors

As of August 31, 2016, the board of directors the Company consisted of eight directors, comprising one executive director, one non-standing director and six non-executive directors. The following committees serve under the board of directors of the Company: the Audit Committee, the Corporate Governance Committee, the Risk Management Committee, the Evaluation & Compensation Committee, the Non-executive Director Nominating Committee and the Audit Committee Member Nominating Committee.

B.	Major Resolutions

(1)     January 1, 2016 – March 31, 2016

Round	Date of Meeting (mm.dd.yyyy)	Agenda	Name of Non-Executive Directors
			Young Hwi Choi (Attendance rate: 100%)	Woon Youl Choi[1] (Attendance rate: 60%)	Suk Ryul Yoo (Attendance rate: 100%)	Michael Byungnam Lee (Attendance rate: 100%)	Jae Ha Park (Attendance rate: 100%)	Eunice Kyonghee Kim (Attendance rate: 100%	Jong Soo Han (Attendance rate: 100%)
Approval
1	1.11.2016	Appointment of compliance officer of KB Financial Group (proposed)	Yes	Absent	Yes	Yes	Yes	Yes	Yes
		Appointment of business management advisor for KB Financial Group (proposed)	Yes	Absent	Yes	Yes	Yes	Yes	Yes

2	2.4.2016	Dividend for 2015 (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Approval of acquisition of treasury shares (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Approval of financial statements and business report for FY2013 (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Amendment of policy on provision and use of customer information (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Operation of board of directors for 2016 (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Amendment of policy regarding committee serving under the board of directors (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3	2.26.2016	Amendment of articles of incorporation (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Remuneration limit for board of directors to be submitted to the meeting of shareholders (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Composition of the Audit Committee Member Nominating Committee (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Convocation of the FY2015 annual general meeting of shareholders (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4	3.25.2016	Retraction of certain agenda item to be submitted to the FY2015 annual general meeting shareholders (proposed)	Yes	Absent	Yes	Yes	Yes	Yes	Yes
		Change in operation of board of directors for 2016 (proposed)	Yes	Absent	Yes	Yes	Yes	Yes	Yes

5	3.25.2016	Election of chairman of the board of directors (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Election of members of the committee serving under the board of directors (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Amendment of committee charter for the Risk Management Committee (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Disclosure policy on risk management (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Submission of final letter of intent for acquisition of Hyundai Securities	Yes	Yes	Yes	Yes	Yes	Yes	Yes

1.	Mr. Woon Youl Choi stepped down upon completion of his term.

(2)	April 1, 2016 – As of the Date of Submission of the Securities Registration

Round	Date of Meeting (mm.dd.yyyy)	Agenda	Name of Non-Executive Directors
			Young Hwi Choi (Attendance rate: 100%)	Suk Ryul Yoo (Attendance rate: 100%)	Michael Byungnam Lee (Attendance rate: 100%)	Jae Ha Park (Attendance rate: 100%)	Eunice Kyonghee Kim (Attendance rate: 100%	Jong Soo Han (Attendance rate: 100%)
			Approval
6	4.7.2016	Improvement of management compensation and structure (proposed)	Yes	Yes	No	Yes	Yes	Yes

7	4.12.2016	Approval of stock purchase agreement for the acquisition of Hyundai Securities Co., Ltd. and inclusion as subsidiary (proposed)	Yes	Yes	Yes	Yes	Yes	Yes
		Issuance of corporate bonds	Yes	Yes	Yes	Yes	Yes	Yes

C.	Committees of the Board of Directors

Name of Committee	Composition	Names of Members	Purpose and Authority	Remarks
Risk Management Committee	Three non-executive directors, one non-standing director	Jae Ha Park, Suk Ryul Yoo, Eunice Kyonghee Kim, Hong Lee	- Establishing basic risk management policy in line with business strategy - Determining the level of manageable risk - Approving the optimal investment limit or loss allowance limit for each subsidiary - Reviewing matters relating to the allocation of capital for each subsidiary and other matters	—
Evaluation & Compensation Committee	Four non-executive directors	Michael Byungnam Lee, Suk Ryul Yoo, Jae Ha Park, Jong Soo Han	- Establishing annual performance evaluation plans for the management and professionals in specific fields for the Company and its subsidiaries - Establishing annual remuneration plans for the management and professionals in specific fields for the Company and its subsidiaries - Establishing performance evaluation plans and remuneration structure for executive directors - Conducting business performance evaluation of and determining remuneration for executive directors	—

Non-executive Director Nominating Committee	Three non-executive directors, one executive director	Suk Ryul Yoo, Young Hwi Choi, Michael Byungnam Lee, Jong Kyoo Yoon	- Recommending non-executive director candidates to be nominated at the annual general meeting of shareholders - Managing and reviewing non-executive director candidate pool on an on-going basis	—
Corporate Governance Committee	Three non-executive directors, one executive director, one non-standing director	Jong Kyoo Yoon, Young Hwi Choi, Michael Byungnam Lee, Jae Ha Park, Hong Lee	- Establishing and/or changing chairman succession plan - Establishing and/or changing succession plans for representative directors of affiliates	—
Audit Committee Member Nominating Committee	All of the non-executive directors	—	- Recommending audit committee member candidates to be nominated at the annual general meeting of shareholders	Ad hoc committees

(1)	Risk Management Committee

1)	January 1, 2016 – Date of Submission of the Securities Registration

Name of Committee	Date of Meeting (mm.dd.yyyy)	Agenda	Resolution	Name of Non-executive Director
				Jae Ha Park (Attendance rate: 100%)	Suk Ryul Yoo (Attendance rate: 100%)	Eunice Kyonghee Kim (Attendance rate: 100%)
Approval
		The First Meeting of the Committee Resolution Items - Application for approval from Financial Supervisory Service on the Group’s internal ranking system for credit risk (proposed)	Passed	Yes	Yes	Yes
Risk Management Committee	3.18.2016	- Amendment of risk management policy (proposed)	Passed	Yes	Yes	Yes
Discussion Items - Deliberate on Project Hero (proposed) - Amendment of charter of the Risk Management Committee (proposed)

Report Items

-   Report review of risks related to Project Hero (proposed)

-   Report plans to adopt single corporate credit risk management system for the Group

-   Report system inspection result related to approval on the Group’s internal ranking system for credit risk

3.25.2016	The Second Meeting of the Committee Report Items - Report status of the Group’s risk monitoring	—	—	—	—
6.15.2016	The Third Meeting of the Committee Report Items - Report status of the Group’s risk monitoring - Report plans to establish risk management of Hyundai Securities	—	—	—	—

(2)	Evaluation & Compensation Committee

1)	January 1, 2016 — June 30, 2016

Name of Committee	Date of Meeting (mm.dd.yyyy)	Agenda	Resolution	Name of Non-executive Director
				Michael Byungnam Lee (Attendance rate: 100%)	Suk Ryul Yoo (Attendance rate: 100%)	Jae Ha Park (Attendance rate: 100%)	Jong Soo Han (Attendance rate: 100%)
Approval
Evaluation & Compensation Committee	2.25.2016	The First Meeting of the Committee Resolution Items - Performance evaluation structure for the Group management for 2016 (proposed)	Passed	Yes	Yes	Yes	Yes
		- Performance-based remuneration structure for the Group management for 2016 (proposed)	Passed	Yes	Yes	Yes	Yes

Report Items

-    Report result of short-term performance evaluation of the chairman for 2015 (performance on strategy objectives)

-    Report short- and long-term performance evaluation and remuneration structure for the chairman for 2016 (proposed)

-    Remuneration limit for the board of directors to be submitted to the meeting of shareholders (proposed)

3.4.2016	The Second Meeting of the Committee Resolution Items - Performance evaluation and determination of payment rate for short-term performance-based remuneration of the chairman for 2015 (proposed)	Passed	Yes	Yes	Yes	Yes
	- Short- and long-term performance evaluation and remuneration structure for the chairman for 2016 (proposed)	Passed	Yes	Yes	Yes	Yes
	- Annual performance-based remuneration for 2015 (proposed)	Passed	Yes	Yes	Yes	Yes
Discussion Items - Review of appropriateness of the size of the Group’s variable remuneration related to its annual performance-based remuneration

Report Items

-        Report financial performance result of the chairman

-        Report performance evaluation structure related to annual performance-based remuneration for the management

-        Report performance-based remuneration structure related to annual performance-based remuneration for the management

3.18.2016	The Third Meeting of the Committee Discussion Items - Result of performance evaluation of KB Financial Group for 2015 - Result of remuneration for KB Financial Group management for 2015	—	—	—	—	—

(3)	Non-executive Director Nominating Committee

1)	January 1, 2016 – March 31, 2016

Name of Committee	Date of Meeting (mm.dd.yyyy)	Agenda	Resolution	Name of Non-executive Director
				Suk Ryul Yoo (Attendance rate: 100%)	Young Hwi Choi (Attendance rate: 100%)	Woon Youl Choi (Attendance rate: 66.7%)
Approval
	1.21.2016	The First Meeting of the Committee Discussion Items - Deliberation on reappointment of non-executive director candidates (proposed)	—	—	—	—

Non-executive Director Nominating Committee	2.26.2016

The Second Meeting of the Committee

Resolution Items

-        Resolution on non-executive director candidate recommendation (proposed)

Discussion Items

-        Verification of eligibility of non-executive director candidates

			Passed	Yes	Yes	Yes

	3.25.2016	The Third Meeting of the Committee Report Items - Report receipt of intent not to be reappointed a non-executive director	—	—	—	Absent

2)	April 1, 2016 – June 30, 2016

Name of Committee	Date of Meeting (mm.dd.yyyy)	Agenda	Resolution	Name of Non-executive Director
				Suk Ryul Yoo (Attendance rate: 100%)	Young Hwi Choi (Attendance rate: 100%)	Michael Byungnam Lee (Attendance rate: 100%)
				Approval
Non-executive Director Nominating Committee	6.7.2016	The Fourth Meeting of the Committee Resolution Items - Non-executive director candidate pool for the first half of 2016 (proposed)	Passed	Yes	Yes	Yes

(4)	Corporate Governance Committee

1)	January 1, 2016 – March 31, 2016

Name of Committee	Date of Meeting (mm.dd.yyyy)	Agenda	Resolution	Name of Non-executive Director
				Young Hwi Choi (Attendance rate: 100%)	Woon Youl Choi (Attendance rate: 100%)	Michael Byungnam Lee (Attendance rate: 100%)
				Approval
Corporate Governance Committee	2.26.2016	The First Meeting of the Committee Resolution Items - Recommendation of representative director candidates for affiliates (proposal)	Passed	Yes	Yes	Yes

2)	April 1, 2016 – June 30, 2016

Name of Committee	Date of Meeting (mm.dd.yyyy)	Agenda	Resolution	Name of Non-executive Director
				Young Hwi Choi (Attendance rate: 100%)	Michael Byungnam Lee (Attendance rate: 100%)	Jae Ha Park (Attendance rate: 100%)
				Approval
Corporate Governance Committee	5.3.2016	The Second Meeting of the Committee Resolution Items - Recommendation of representative director candidates for affiliates (proposal)	Passed	Yes	Yes	Yes

(5)	Audit Committee Member Nominating Committee

1)	January 1, 2016 – Date of Submission of the Securities Registration

Name of Committee	Date of Meeting (mm.dd.yyyy)	Agenda	Resolution	Name of Non-executive Director
				Young Hwi Choi (Attendance rate: 100%)	Woon Youl Choi (Attendance rate: 100%)	Suk Ryul Yoo (Attendance rate: 100%)	Michael Byungnam Lee (Attendance rate: 100%)	Jae Ha Park (Attendance rate: 100%)	Eunice Kyonghee Kim (Attendance rate: 100%	Jong Soo Han (Attendance rate: 100%)
				Approval
Audit Committee Member Nominating Committee	2.26.2016	The First Meeting of the Committee Resolution Items - Recommendation of candidates for audit committee members who are non-executive directors (proposed)	Passed	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Discussion Items - Verification of eligibility of candidates for audit committee members who are non-executive directors (proposed)

D.	Independence of Directors

(1)	Independence Standards of Directors and Its Application

The Company appoints non-executive directors in accordance with independence standards pursuant to the Financial Holding Company Act and the Enforcement Decree of the Financial Holding Company Act. In addition, the Company’s non-executive directors satisfy the eligibility requirements set forth in the Model Financial Corporate Governance Code.

The Company’s articles of incorporation provide for at least five non-executive directors and such non-executive directors should comprise the majority of the board of directors. The Company’s directors are appointed as follows:

①	Directors are elected at the general meeting of shareholders.
②	Non-executive directors are recommended by the Non-executive Director Candidate Nominating Committee and elected at the general meeting of shareholders.

1)	Satisfaction of Independence Standards by Each Director

(As of June 30, 2016)
Director	Satisfaction of Independence Standards	Recommender	Transaction with the Company	Relationship with Largest Shareholders or Major Shareholders
Jong Kyoo Yoon	Satisfies	Board of Directors	No	No
Hong Lee	Satisfies	Board of Directors	No	No
Young Hwi Choi	Satisfies	Non-executive Director Candidate Nominating Committee	No	No
Suk Ryul Yoo	Satisfies	Non-executive Director Candidate Nominating Committee	No	No
Michael Byungnam Lee	Satisfies	Non-executive Director Candidate Nominating Committee	No	No
Jae Ha Park	Satisfies	Non-executive Director Candidate Nominating Committee	No	No
Eunice Kyonghee Kim	Satisfies	Non-executive Director Candidate Nominating Committee	No	No
Jong Soo Han	Satisfies	Non-executive Director Candidate Nominating Committee	No	No

1.	Refer to 2.VIII “MATTERS RELATING TO AFFILIATED COMPANIES” for details on the fields of activities of directors

(2)	Establishment of Non-executive Director Candidate Nominating Committee and Its Composition

The Company operates a Non-executive Director Candidate Nominating Committee on an on-going basis in accordance with the Model Financial Corporate Governance Code.

1)	Composition of Non-executive Director Candidate Nominating Committee

(As of June 30, 2016)
Name	Non-executive Director	Remarks
Suk Ryul Yoo	Yes	Satisfies the requirements pursuant to relevant regulations
Jong Kyoo Yoon	No
Young Hwi Choi	Yes
Michael Byungnam Lee	Yes

E.	Expertise of Non-executive Directors

(1)	Support for Non-executive Director Activities

In order to provide active support to non-executive directors, effectively facilitate the meeting of the board of directors and its committees and process the instructions of non-executive directors, the Company has established the Office of the Board of Directors, a support organization consisting of one head of the office and three staff members.

2.	Matters Relating to the Audit System

A.	Biographical Information of the Audit Committee Members and Non-executive Director Status

(1)	January 1, 2016 – March 24, 2016

Name	Major Experience	Remarks
Woon Youl Choi

Education

-     M.B.A. and Ph.D. in finance, University of Georgia

-     B.A. in business administration, Seoul National University

Work Experience

-     (Current) Professor, Sogang University

-     Executive vice president, Sogang University

-     Member, Korea Monetary Board

-     President, Korea Money and Finance Association

-     President, Korean Securities Association

-     Member, Securities Management Committee

- Chairman of the Committee - Accounting / finance expert - Non-executive director
Young Hwi Choi

Education

-     B.A. in economics, Sungkyunkwan University

Work Experience

-     President, Shinhan Financial Group Co., Ltd.

-     Deputy President, Shinhan Bank

-     Deputy Director, Ministry of Finance and Economy

-     Manager, The Bank of Korea

- Non-executive director
Eunice Kyonghee Kim

Education

-     J.D., Yale Law School

-     B.A. in Chinese studies and administrative science, Yale University

Work Experience

-     (Current) Professor, Ewha Law School

-     (Current) Member, Korea Prosecution Future Development Committee

-     (Current) Vice-Chairperson, International Association of Korean Lawyers

-     Member, Financial Development Committee

-     Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc.

-     Managing Director and Chief Compliance Officer, Citibank Japan Inc.

-     Executive Vice President and Chief Legal Officer, Citibank Korea Inc.

-     Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd.

- Non-executive director
Jong Soo Han

Education

-     Ph.D. in accounting, Joseph M. Katz Graduate School of Business, University of Pittsburgh

-     M.B.A., Yonsei University

-     B.A. in business administration, Yonsei University

Work Experience

-     (Current) Professor, Ewha Woman’s University

-     (Current) Member, Korea Accounting Standards Board

-     (Current) Vice President, Korea Accounting Association

-     Member, Korea Accounting Deliberating Council, Financial Services Commission

- Accounting / finance expert - Non-executive director

(2)	March 25, 2016 – August 31, 2016

Name	Major Experience	Remarks
Jong Soo Han

Education

-     Ph.D. in accounting, Joseph M. Katz Graduate School of Business, University of Pittsburgh

-     M.B.A., Yonsei University

-     B.A. in business administration, Yonsei University

Work Experience

-     (Current) Professor, Ewha Woman’s University

-     (Current) Member, Korea Accounting Standards Board

-     (Current) Vice President, Korea Accounting Association

-     Member, Korea Accounting Deliberating Council, Financial Services Commission

- Chairman of the Committee - Accounting /finance expert - Non-executive director

Young Hwi Choi

Education

-     B.A. in economics, Sungkyunkwan University

Work Experience

-     President, Shinhan Financial Group Co., Ltd.

-     Deputy President, Shinhan Bank

-     Deputy Director, Ministry of Finance and Economy

-     Manager, The Bank of Korea

- Non-executive director
Eunice Kyonghee Kim

Education

-     J.D., Yale Law School

-     B.A. in Chinese studies and administrative science, Yale University

Work Experience

-     (Current) Professor, Ewha Law School

-     (Current) Member, Korea Prosecution Future Development Committee

-     (Current) Vice-Chairperson, International Association of Korean Lawyers

-     Member, Financial Development Committee

-     Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc.

-     Managing Director and Chief Compliance Officer, Citibank Japan Inc.

-     Executive Vice President and Chief Legal Officer, Citibank Korea Inc.

-     Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd.

- Non-executive director

B.	Independence of Audit Committee Members

As of the date of the submission of the Securities Registration Statement, the Company has established an Audit Committee in accordance with the KCC, FSCMA and related regulations. The Audit Committee evaluates the business, assets and related matters of the Company and its subsidiaries. In addition, the Audit Committee monitors the administration of the Company’s business affairs by the board of directors and has the right to request and investigate information that is necessary to carry out its auditing responsibilities.

(1)	Establishment of the Audit Committee

•	Established on September 29, 2008 (established pursuant to the establishment of the financial holding company).

(2)	Role and Authority of the Audit Committee

•	Role

•	Deliberating on and resolving the audits of the business and the assets of the Company and its subsidiaries and other related matters and thereby auditing the execution of duties by directors accordingly.

•	Authority

•	Request submission of all information related to the Company and its subsidiaries if required to carry out an audit;

•	Request attendance of and demand response from relevant persons;

•	Request investigative materials with respect to customers and accounts;

•	Request submission of relevant documents, records, evidentiary papers and other items;

•	Seal off safes, records, other items and storages;

•	Supervise the audit work conducted by the audit department; and

•	Request other items as necessary to carry out an audit.

(3)	Composition and Eligibility of the Audit Committee

•	Composition of the Audit Committee

•	Must be composed of three or more directors who are independent from the management, one or more of whom must be an accounting or finance expert as determined pursuant to the relevant regulations. Two-thirds or more of the Audit Committee members must be non-executive directors.

•	Eligibility of the Audit Committee Member

•	Must qualify for one of the following eligibility requirements:

1.	A lawyer, a certified public accountant or a certified internal auditor who has more than five years of work experience in the relevant field;

2.	A holder of a master’s degree or a higher qualification in law or economics who has more than five years of experience working at a research institute or a university as a researcher, an assistant professor or a higher position in finance or accounting related fields;

3.	A person with over ten years of work experience at a financial institution who is recognized as having expertise in accounting, internal control, auditing or computing;

4.	A person with over five years of work experience as management at a stock-listed company or over ten years of work experience as management or employee at a stock-listed company who is recognized as having expertise and practical knowledge of economics, management, law and accounting; or

5.	A person who has been recognized by the general meeting of shareholders or the board of directors as having equivalent qualifications as the above.

•	Election of the Chairman of the Audit Committee

•	Elected among non-executive directors by a resolution of the Audit Committee for a term of one year.

(4)	Meetings

•	Convocation

•	Regular meetings are held on a quarterly basis and, if deemed necessary by the chairman of the Audit Committee, extraordinary meetings may be convened.

•	Resolution Items

•	Request for an extraordinary meeting of shareholders or the board of directors;

•	Confirmation of the audit report;

•	Demand for an injunction against misconduct by directors;

•	Establishment of annual audit plans

•	Consent for the appointment and dismissal of executive officers in charge of internal audit and the head of the audit department;

•	Approval for the appointment and dismissal of external auditors;

•	Pre-approval of various engagements to be entered into with external auditors of the Company and its affiliates;

•	Performance evaluation of the standing auditor (Audit Committee member) of affiliates and the head of the audit department of the Company;

•	Establishment, amendment and abolition of “Regulations on Audit Works” (provided, however, that amendments pursuant to changes in laws and other regulations are excepted);

•	Matters set forth in relevant laws, regulations and the articles of incorporation; and

•	Other matters delegated by the board of directors or recognized as necessary by the Audit Committee.

•	Discussion Items

•	The appropriateness and validity of the Company’s financial activities and the accuracy of the Company’s financial reporting;

•	Evaluation of audit work performed by the external auditors;

•	Review of and listening to various reports related to audit and the external auditor’s audit results;

•	Evaluation of the adequacy of the design and operation of the internal control system;

•	Evaluation of the operation of the internal accounting control system;

•	Results of inspection by regulators and the audit department;

•	Establishment, amendment and abolishment of the “Audit Committee Regulations”;

•	Establishment, amendment and abolishment of the “Internal Control Regulations”;

•	Establishment, amendment and abolishment of the “Accounting Regulations”;

•	Review of various audit-related reports of affiliates (including regular analysis report);

•	Review of reports from the compliance officer;

•	Recommendation to dismiss the compliance officer;

•	Establishment of disclosure policy and the appropriateness of the enforcement of such policy;

•	Matters set forth in relevant laws, regulations and the articles of incorporation; and

•	Other matters delegated by the board of directors or recognized as necessary by the Audit Committee.

•	Resolution Method

•	Resolution: Approval by a majority vote of the members present with a majority of registered members in attendance

•	Limitation on voting: Members with special interest in an item of the audit committee’s agenda may not exercise voting rights with respect to such item, and the number of votes which are restricted from being exercised shall not be included in the calculation of votes of the members in attendance.

(5)	Other Matters

•	Establishing internal mechanism to enable access to management information necessary for the audit work of the Audit Committee

•	The Audit Committee may request the management at any time for information related to material management activities that is necessary for the audit work of the Audit Committee.

•	The Audit Committee may request relevant management, employees and others to appear before them and ask to produce relevant information and statements if necessary for the audit work of the Audit Committee.

•	The Audit Committee may seek advice from professionals at the Company’s expense if necessary.

C.	Description of Major Activities of the Audit Committee

Round	Date of Meeting (mm.dd.yyyy)	Agenda	Resolution
1	1.21.2016	Resolution Items - Appointment of executive officer in charge of audit and the head of the audit department (proposed)	Passed
		- Amendment of “Audit Committee Regulations” (proposed)	Passed

2	3.3.2016	Resolution Items
		-	Confirmation of the audit report	Passed
		-	Statement on agenda items for the annual general meeting of shareholders and related documents (proposed)	Passed
		-	Partial change in audit plans for 2016 (proposed)	Deferred
		-	Audit opinion on internal monitoring system (proposed)	Passed
Discussion Items
		-	Year-end audit result of independent auditors for fiscal year 2015
		-	Audit result for fiscal year 2015
		-	Result of promoting compliance and the litigation status of KB Financial Group for second half of 2015
		-	Result of audit conducted by the audit department in the second half of 2015
		-	Evaluation result of internal control system of affiliates for 2015
3	3.10.2016	Resolution Items
		-	Pre-approval of audit engagement for fiscal year 2016	Passed
		-	Partial change in audit plans for 2016 (proposed)	Passed
		-	Performance evaluation of the standing auditor (Audit Committee member) of affiliates and the head of the audit department of the Company	Passed
Discussion Items
		-	Report on the operation of the internal accounting control system and evaluation of internal control over financial reporting for fiscal year 2015
		-	Report of the independent auditors on review of the internal accounting control system and the audit of the internal control over financial reporting for fiscal year 2015
		-	Evaluation report on the operation of the internal accounting control system for fiscal year 2015
		-	Internal audit result of Kookmin Bank and financial incident report for fiscal year 2015
		-	Status report on public disclosures
Report Items
		-	Report status of meetings of the audit committees of the affiliates
		-	Audit plans of independent auditors for fiscal year 2016
4	3.25.2016	Resolution Items
		-	Election of the chairman of the Audit Committee (proposed)	Passed
5	5.19.2016	Discussion Items
		-	Review report of independent auditors for the first quarter of 2016
		-	Evaluation of the audit work carried out by the independent auditors for fiscal year 2015
6	8.25.2016	Discussion Items
		-	Result of audit conducted by the independent auditor in the first half of 2016
		-	Status of compliance and the litigation of KB Financial Group for 2015
		-	Results of review conducted by the FSS of KB Financial Group
		-	Result of audit conducted by the audit department in the first half of 2016
		-	Audit result for the first half of 2016
Report Items
		-	Status of appointment of independent auditors for fiscal years 2017 ~ 2019
		-	Report status of meetings of the audit committees of the affiliates
		-	Internal audit result of Kookmin Bank and financial incident report for the first half of 2016

D.	Biographical Information and Major Experience of the Compliance Officer

Name	Gender	Date of Birth	Position	Registered officer	Standing	Responsibility	Major Experience	Term	End of Term
Pil Kyu Im	Male	March 1964	Managing Director	No	Yes	Chief Compliance Officer	Education - M.A. in economics, Korea University - B.A. in agricultural economics, Korea University Work Experience - Branch Manager, Gwanghwamoon Branch, Kookmin Bank (2015) - Branch Manager, Star Tower Branch, Kookmin Bank (2013-2015) - Senior Manager, Financial Planning Department, Kookmin Bank (2010-2012) - Branch Manager, Nonhyunsageori Branch, Kookmin Bank (2010)	8 months	1.10.2018

3.	Matters Relating to the Exercise of Voting Rights

A.	Voting System

(1)	Concentrated Voting System

Adoption of concentrated voting system is assumed if there are no exclusion provisions in the articles of incorporation of the Company.

(2)	Paper Ballot Voting System

Article 33 (Exercise of Voting Rights in Writing) of the Articles of Incorporation of the Company

①	Any shareholder may exercise such shareholder’s voting rights in writing without being present at a general meeting of shareholders if such exercise of voting rights in writing is adopted by a resolution of the board of directors at a meeting convened to resolve the convocation of a general meeting of shareholders.

②	In the case of paragraph (1) above, the Company shall attach, to the convening notice of the general meeting of shareholders, written forms and reference materials necessary for the exercise of voting rights in writing.

③	Any shareholder who intends to exercise such shareholder’s voting rights shall include the necessary information in the relevant written forms under paragraph (2) above and submit the completed written form to the Company at least one (1) day prior to the date of the general meeting of shareholders.

(3)	Electronic Method Voting System

No special resolution by the board of directors of the Company.

B.	Minority Shareholder Rights

Right User	Minority Shareholder Rights	Purpose of Exercising Right	Progress Report
Solidarity for Economic Reform	Shareholder proposal right	To recommend a non-executive director candidate to be included as one of the agenda items for the annual general meeting of shareholder for fiscal year 2014	Inclusion of the relevant non-executive director candidate as one of the agenda items for the annual general meeting of shareholders for fiscal year 2014

C.	Competition for Management Control

•	Not applicable

VI.	MATTERS RELATING TO THE SHAREHOLDERS OF THE COMPANY

1.	Stock Ownership of the Largest Shareholder and Specially Related Parties

A.	Stock Ownership of the Largest Shareholder and Specially Related Parties

As of June 30, 2016, the largest shareholder of the Company is the Korean National Pension Service, which holds 9.53% of the total issued common stock of the Company. The Korean National Pension Services was established on September 18, 1987 pursuant to Article 24 of the National Pension Act to promote stability and welfare of the people by providing pension benefits in times of income loss or suspension due to old age, illness, disability from injuries or death.

(1)	Major responsibilities of the Korean National Pension Service

•	Manage and maintain records of subscribers;

•	Charge pension premiums;

•	Determine and pay wages;

•	Provide old age planning services, support economic activities and lend funds;

•	Conduct welfare promotion projects, such as establishing and operating welfare facilities;

•	Engage in lending business to increase fund contributions;

•	Matters entrusted pursuant to the National Pension Act or other laws;

•	Other matters related to the Korean National Pension Fund that have been commissioned by the Minister of Health and Welfare; and

•	Manage and operate the Korean National Pension Fund.

(2)	As of December 31, 2015, the financial information of the National Pension Service is as follows:

(Own Business, Unit: KRW million)
Type	December 31, 2015	December 31, 2014	December 31, 2013
Assets	1,004,027	917,236	861,788
Liabilities	1,094,974	1,013,576	965,311
Capital	(90,947)	(96,340)	(103,523)
Revenue	15,769,090	14,333,688	13,637,200
Operating income	24,083	26,152	27,778
Net income for the period	4,565	4,641	10,754

(3)	Chairman and CEO of the National Pension Service:

•	Hyung Pyo Moon

Education:	Ph.D. in economics, University of Pennsylvania; M.A. in economics, Yonsei University; B.A. in economics, Yonsei University

Work Experience:	Minister of Health and Welfare; Director, Department of Public Finance and Social Policy, Korea Development Institute

(4)	Changes in Shares Owned by Largest Shareholder:

1)	Stock Ownership of the Largest Shareholder and Specially Related Parties

(As of the date of submission of the Securities Registration Statement)					(Unit: Shares, %)
Name	Relationship	Share Type	Number of Shares Owned and Ownership Percentage				Remarks
			Beginning of Term		End of Term
			Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
Korean National Pension Service	Self	Common Shares	0	0.00	0	0.00	—
Korean National Pension Fund	Specially Related Party	Common Shares	35,534,667	9.20	36,826,207	9.53	—
Total		Common Shares	35,534,667	9.20	36,826,207	9.53	—
		Others	0	0.00	0	0.00	—
1.	The information above is as of December 31, 2015, the date of the closure of the shareholder register.
2.	Common shares above refer to common shares with voting rights.

•	With respect to the information above and for further details on the Korean National Pension Service, please refer to the website of the Korean National Pension Service at http://www.nps.or.kr or the management information disclosure system for public enterprises at http://www.alio.go.kr.

2.	Changes in Largest Shareholders

(As of the date of submission of the Securities Registration Statement)			(Unit: Shares, %)
Date of Change	Name	Number of Shares	Percentage of Shareholding	Remarks
September 30, 2008	Korean National Pension Service	17,910,781	5.03	—
October 20, 2008	ING Bank N.V.	18,045,337	5.06	—
October 31, 2008	Korean National Pension Service	21,675,810	6.08	—
December 31, 2008	Korean National Pension Service	23,284,404	6.53	See note 1
February 4, 2009	Korean National Pension Service	23,271,087	6.53	—
March 27, 2009	Korean National Pension Service	22,548,541	6.33	—
May 29, 2009	Korean National Pension Service	19,653,362	5.52	—
July 27, 2009	Korean National Pension Service	19,673,220	5.52	See note 1
September 2, 2009	Korean National Pension Service	21,199,372	5.49	See note 2
December 7, 2009	Korean National Pension Service	20,321,051	5.26	See note 1
December 31, 2009	Korean National Pension Service	20,046,217	5.19	See note 1
January 22, 2010	ING Bank N.V.	19,401,044	5.02	See note 1
July 8, 2011	Korean National Pension Service	23,650,699	6.12	—
December 31, 2011	Korean National Pension Service	26,510,171	6.86	See note 1
March 14, 2012	Korean National Pension Service	27,894,880	7.22	—
August 1, 2012	Korean National Pension Service	31,817,770	8.24	—
December 31, 2012	Korean National Pension Service	33,158,257	8.58	See note 1
June 12, 2013	Korean National Pension Service	34,479,641	8.92	See note 1
July 23, 2013	Korean National Pension Service	35,699,841	9.24	—
December 31, 2013	Korean National Pension Service	38,476,974	9.96	See note 1
October 14, 2014	Korean National Pension Service	36,750,987	9.51	See note 1
December 31, 2014	Korean National Pension Service	36,383,211	9.42	See note 1
December 31, 2015	Korean National Pension Service	35,534,667	9.20	See note 1
August 12, 2016	Korean National Pension Service	36,826,207	9.53	See note 1

1.	Information based on the closure of the shareholder register.
2.	Information based on total issued shares of common stock as of July 27, 2009 (the record date for the allocation of rights in a rights offering) and total number of shares subscribed in the rights offering as of September 2, 2009.

3.	Distribution of Shares

A.	Shares Owned by Shareholders Holding 5% or More

(As of the date of submission of the Securities Registration Statement)				(Unit: shares)
Classification	Name	Number of Shares	Percentage of Shareholding	Remarks
Holders of 5% or more of total issued shares	Korean National Pension Service	36,826,207	9.53%	As of August 12, 2016
	JP Morgan Chase Bank, N.A.[1]	29,898,274	7.74%	As of August 12, 2016
Employee Stock Ownership Association		2,179,595	0.56%	As of August 12, 2016

1.	JP Morgan Chase Bank, N.A. is the depositary under the Company’s American depositary receipt program and the voting rights are held by holders of the depositary receipts.

B.	Shares Owned by Employee Stock Ownership Association

(1)	Shares Owned by Employee Stock Ownership Association

(As of August 12, 2016)			(Unit: shares)
Share Type	Beginning Balance (January 1, 2016)	Increase[1]	Decrease[1]	Ending Balance (June 30, 2016)
Common Shares	2,123,752	200,980	145,137	2,179,595

1.	Increase: Capital contribution by members of the association , Decrease: Retirement of or withdrawal by members of the association.

(2)	Share Ownership Breakdown by Entity

(As of the date of submission of the Securities Registration Statement)	(Unit: shares)
Name	Number of Shares
KB Financial Group	14,143
Kookmin Bank	2,012,540
KB Insurance Co., Ltd.	—
Hyundai Securities Co., Ltd.	—
KB Kookmin Card Co., Ltd.	99,641
KB Investment & Securities Co., Ltd.	11,885
KB Life Insurance Co., Ltd.	11,561
KB Asset Management Co., Ltd.	4,631
KB Capital Co., Ltd.	—
KB Savings Bank Co., Ltd.	448
KB Real Estate Trust Co., Ltd.	7,771
KB Investment Co., Ltd.	1,318
KB Credit Information Co., Ltd.	6,371
KB Data Systems Co., Ltd.	9,286

Total	2,179,595

4.	Administrative Matters Relating to Shares

Pre-emptive Rights Pursuant to the Articles of Incorporation

Articles of Incorporation, Article 13 (Pre-emptive rights)

①       The shareholders of the Company shall have the pre-emptive right to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings.

②       Notwithstanding the provision of paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company by the resolution of the Board of Directors, in any of the following cases:

1.      If the Company issues new shares by way of a general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the provisions of the Financial Investment Services and Capital Market Act (the “FSCMA”);

2.      If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with the provisions of the FSCMA;

3.      If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the KCC;

4.      If the Company issues new shares for the issuance of depositary receipts, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the relevant provisions of the FSCMA;

5.      If the Company issues new shares to foreign or domestic financial institutions or institutional investors, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, where such investment is deemed to be necessary for the management or operations of the Company; or

6.      If the Company issues new shares to a third party who has provided money, loan, advanced financial technology or know-how to the Company, has close, cooperative business relations with the Company, or has contributed to the management of the Company, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company.

③       If the Company allocates new shares to persons other than existing shareholders of the Company pursuant to paragraph (2) above, it shall give the notice to the shareholders or provide the public with respect to the matters set forth in Article 416, Items 1, 2, 2-2, 3 and 4 of the KCC no later than two (2) weeks before the payment date of such shares.

④       In the case of issuance of new shares pursuant to each item under paragraph (2) above, the type and total number of shares to be issued and the issue price shall be determined by a resolution of the board of directors.

⑤       In the case a shareholder waives or loses the pre-emptive right to subscribe new shares, those shares not subscribed due to such waiver or loss of the pre-emptive right shall be disposed by a resolution of the board of directors. If fractional shares result from the allocation of new shares, such shares shall also be disposed of by a resolution of the board of directors.

Account Settlement Date	December 31	General Meeting of the Shareholders	In March
Period of Closure of the Shareholder Register	January 1 to January 31 every year (Record date: December 31 every year)
Type of Share Certificates	1-share certificate, 5-share certificate, 10-share certificate, 50-share certificate, 100-share certificate, 500-share certificate, 1,000-share certificate, 10,000-share certificate
Share Transfer Agent	Kookmin Bank, Securities Agency Department Tel: (02) 2073-8114 3F, Yeoido Headquarters, Kookmin Bank, 36-3 Yeoido-dong, Youngdeungpo-gu, Seoul
Shareholder Privileges	None	Method of public notice[1]	The Company’s website (www.kbfg.com)

1.	At the annual general meeting of the shareholders held on March 25, 2016, it was resolved to change the method of public notice set forth in the articles of incorporation of the Company.

5.	Share Prices and Trading Performance

A.	Domestic Securities Market

							(Unit: KRW, shares)
Type		June 2016	May 2016	April 2016	March 2016	February 2016	January 2016
Price (common share)	Highest	35,500	34,150	36,500	32,800	31,300	32,650
	Lowest	32,300	32,900	32,150	30,200	28,400	28,300
	Average	33,710	33,558	34,015	32,084	29,681	30,640
Daily Trading Volume	Highest	1,612,453	1,625,304	2,242,117	1,826,880	3,348,467	1,423,392
	Lowest	460,934	423,233	672,482	451,018	463,148	386,833
Monthly Trading Volume		17,546,300	15,234,621	22,104,687	20,866,798	28,625,203	17,557,051

B.	Overseas Securities Market

(Stock exchange: NYSE)						(Unit: USD, KRW, shares)
Type			June 2016	May 2016	April 2016	March 2016	February 2016	January 2016
ADR[1]	Highest	USD	30.20	30.06	31.38	28.16	25.68	27.28
		(KRW conversion)[2]	34,926	34,211	35,808	32,815	31,242	32,308
	Lowest	USD	26.59	27.83	27.55	24.78	23.23	23.31
		(KRW conversion)[2]	31,070	32,653	31,652	30,613	27,762	28,203
	Average	USD	28.86	28.65	29.55	27.06	24.15	25.25
		(KRW conversion)[3]	33,776	33,566	33,907	32,147	29,401	30,342
Daily Trading Volume	Highest		247,335	458,229	340,035	411,104	277,394	312,133
	Lowest		56,487	61,927	69,487	50,684	96,587	80,828
Monthly Trading Volume			2,560,010	2,741,896	3,001,700	3,004,020	3,215,388	3,846,231

1.	One ADR represents one common share.
2.	Converted to KRW using closing exchange rate of the relevant date.
3.	Converted to KRW using market average exchange rate announced by the Seoul Money Brokerage Services, Ltd.

VII.	MATTERS RELATING TO EXECUTIVE OFFICERS AND EMPLOYEES OF THE COMPANY

1.	Management and Employees

A.	Management

(As of the date of submission of the Securities Registration Statement)										(Unit: shares)
Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibility	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Jong Kyoo Yoon	Male	October 1955	Chairman	Yes	Yes	Chief Executive Officer	Ph.D., Business Administration, Sungkyunkwan University Senior Partner, Samil PricewaterhouseCoopers Korea (‘99) Deputy Head, Finance and Strategy, Kookmin Bank (‘02~‘04) Deputy Head, Personal Finance Group, Kookmin Bank (‘04) Senior Adviser, Kim & Chang (‘05~‘10) CFO (‘10~‘13), CRO (‘10~‘11), KB Financial Group CEO, Kookmin Bank (‘14~current)	10,000	—	1 year 9 months	November 20, 2017

Young Hwi Choi	Male	October 1945	Non-executive Director	Yes	No	Chairman of the Board of Directors Audit Committee Non-executive Director Nominating Committee Corporate Governance Committee	B.A., Economics, Sungkyunkwan University Clerk, Bank Supervision, Bank of Korea (‘69~‘74) Deputy Director, former Ministry of Finance (‘78~‘82) Vice President, Shinhan Bank (‘99 ~‘01) President, Shinhan Financial Group (‘03~‘05)	—	—	1 year 5 months	March 24, 2017

Suk Ryul Yoo	Male	April 1950	Non-executive Director	Yes	No	Non-executive Director Nominating Committee Risk Management Committee Evaluation & Compensation Committee	M.S., Industrial Engineering, Korea Advanced Institute of Science and Technology Representative Director, Samsung Capital (‘98~‘00) Representative Director, Samsung Securities (‘00~‘01) Representative Director, Samsung Life Insurance (‘01~‘03) Representative Director, Samsung Card (‘03~‘09) Chairman, Credit Finance Association (‘06~‘07) Representative Director, Samsung Total Petrochemicals (‘09~‘10) Visiting Professor, Engineering, Seoul National University Adviser, Samsung Electronics (‘15~current)	—	—	1 year 5 months	March 24, 2017

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibility	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Michael Byungnam Lee	Male	September 1954	Non-executive Director	Yes	No	Evaluation & Compensation Committee Non-executive Director Nominating Committee Corporate Governance Committee	Ph.D., Industrial Relations, University of Minnesota Project Analyst, Daewoo Corporation (‘77~‘79) Assistant Professor, California State University (‘88~‘91) Assistant Professor, Georgia State University (‘91~‘94) Director, Senior Managing Director, Managing Director, LG Academy (‘95~‘99) Vice President, Team Head, LG Group Restructuring Team (‘00~‘07) CEO, LG Academy (‘08~‘15) President, LG Academy (‘08~‘16)	1,020	—	1 year 5 months	March 24, 2017

Jae Ha Park	Male	November 1957	Non-executive Director	Yes	No	Risk Management Committee Corporate Governance Committee Evaluation & Compensation Committee	Ph.D., Economics, Pennsylvania State University Senior Counselor to the Minister, Ministry of Finance and Economy (‘99~‘00) Non-executive Director, Jeonbuk Bank (‘04~‘07) Non-executive Director, Shinhan Bank (‘04~‘07) Vice Chairman, Korea Money and Finance Association (‘08~‘09) Vice President, Korea Institute of Finance (‘08~‘09) Non-executive Director, Daewoo Securities (‘09~‘10) Deputy Dean, Research Center, Asian Development Bank (‘11~‘15) Senior Research Fellow, Korea Institute of Finance (‘91~current)	—	—	1 year 5 months	March 24, 2017

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibility	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred

Eunice Kyonghee Kim	Female	March 1959	Non-executive Director	Yes	No	Audit Committee Risk Management Committee	J.D., Yale Law School (‘86) Senior Managing Director, Chief Compliance Officer, General Counsel, Citigroup Global Markets Korea Securities (‘00~‘04) Member, Financial Development Committee (‘98~‘07, ‘10~‘11) Vice President, Chief Legal Officer, Citibank Korea (‘04~‘07)	—	—	1 year 5 months	March 24, 2017

Chief Compliance Officer, Citibank Japan (‘07~‘08)

Vice President, Chief Compliance Officer, Hana Financial Group (‘08~‘10)

Vice Chairperson, International Association of Korean Lawyers (‘08~current)

Member, Future Development of Prosecutors Committee (‘15~current)

Professor, Ewha Law School (‘10~current)

Jongsoo Han	Male	October 1960	Non-executive Director	Yes	No	Audit Committee Evaluation & Compensation Committee	Ph.D., Accounting, University of Pittsburgh Member, Accounting Standards Committee, Financial Services Commission (‘11~‘13) Vice President, Korea Accounting Association (‘11~‘12, ‘13~current) Member, Korea Accounting Standards Board (‘13~‘16) Member, IFRS Interpretations Committee (‘15~current) Professor, Ewha Womans University (‘06~current)	—	—	1 year 5 months	March 24, 2017

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibility	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred

Hong Lee	Male	April 1958	Non-standing Director	Yes	No	Risk Management Committee Corporate Governance Committee	B.A., Linguistics, Seoul National University Head, Middle East Companies, Kookmin Bank (‘10) Head, Southern Area, Kookmin Bank (‘10~‘11) Head, HR, Kookmin Bank (‘13~‘14) Head, SME Operations, Kookmin Bank (‘12) Head, Corporate Finance, Kookmin Bank (‘13~‘14) Director Vice President, Operations Group, Kookmin Bank (‘15) Director Vice President, Strategy and Financial Planning Group, Kookmin Bank (‘16~current)	459	—	1 year 5 months	March 26, 2017
Ok Chan Kim	Male	July 1956	President	No	Yes	Chief Operating Officer	LL.B., Law, Yonsei University M.B.A., Helsinki School of Economics Head, Financial Management, Kookmin Bank (‘08~‘10) Vice President, Financial Management Group, Kookmin Bank (‘10) Director General, Operations Management Group, Kookmin Bank (‘10~‘13) Vice President, Fitch (‘14) Representative Director, Seoul Guarantee Insurance Company (‘14~‘15)	4,674	—	7 months	November 20, 2017

Ki Heon Kim	Male	October 1955	Vice President	No	Yes	IT Planning Department	B.A., Accounting, Hanyang University Head, Jungnanggyo Branch, Peace Bank of Korea (‘92~‘97) Head, Sanggye-dong Branch, Peace Bank of Korea (‘97~‘98) Expert, Financial Services Department, Samsung SDS (‘99~‘13) Vice President, IT Group, Kookmin Bank (‘15~current)	—	—	1 year 7 months	December 31, 2016
Jungsoo Huh	Male	August 1960	Senior Managing Director	No	Yes	Financial Planning Department Insurance Unit Investor Relations Department	M.A., Economics, Dongguk University M.B.A., Helsinki School of Economics Head, Honam Area, Kookmin Bank (‘13) Managing Director, Finance Division, Kookmin Bank (‘13~‘15) Research Officer , Insurance PMI Bureau, KB Financial Group (‘15) Vice President, Operations Management Division, KB Insurance (‘15~‘16)	579	—	5 months	December 31, 2016

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibility	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred

Dong Cheol Lee	Male	October 1961	Senior Managing Director	No	Yes	Strategic Planning Department Synergy Management Department	LL.B., Law, Korea University LL.M. International Law, Tulane Law School Head, Taepyeong-dong Branch, Kookmin Bank Head, Operations Management, KB Financial Group Managing Director, Strategy and Planning Department, KB Financial Group (‘12~‘13) Vice President, KB Life Insurance (‘15)	—	—	8 months	December 31, 2016
Young-Tae Park	Male	December 1961	Senior Managing Director	No	Yes	Information Security Department Data Analytics Department	M.S., Economics, Korea University Head, Gwangyang-dong Branch, Kookmin Bank (‘10~‘13) Head, Jungang-dong Branch, Kookmin Bank (‘13) Head, Marketing Department, Kookmin Bank (‘13~‘14) Head, Story Financing Task Force Team, Kookmin Bank (‘14) Managing Director, Marketing Department, KB Financial Group (‘15)	450	—	1 year 8 months	December 31, 2016

Jae Hong Park	Male	April 1967	Senior Managing Director	No	Yes	Global Business Department	Ph.D., Economics, Princeton University Partner, McKinsey & Company (‘95~‘08) Head, Global Strategy, Global Business Department, Samsung Fire & Marine Insurance (‘08~‘10) Head, Global Business Department, Samsung Fire & Marine Insurance (‘10~‘12) Head, Future Strategy Department, New Business Department, Hanwha Life Insurance (‘13~‘14) Senior Managing Director, Marketing Planning, Strategy, Management Research Center, KB Financial Group (‘15) Senior Managing Director, Global Business Department (‘16~current)	—	—	1 year 8 months	December 31, 2016

Kyung Yup Cho	Male	September 1961	Senior Managing Director	No	Yes	KB Research	Ph.D., Business Administration, Yonsei University Head, Finance Department, Politics Department, Maeil Business Newspaper (‘03~‘06) Deputy Senior Editor, Head of Finance, Social Affairs and International Affairs Departments (‘06~‘09) Editor in Chief, Maeil Business Newspaper (MaeKyung Media Group) (‘09~‘11) Senior Editor, Maeil Business News; Editor, Monthly Economic Magazine (‘11~‘13)	800	—	3 years 1 month	December 31, 2016

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibility	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Ki Hwan Kim	Male	March 1963	Managing Director	No	Yes	Risk Management Department Model Validation Unit	B.A., Economics, Seoul National University Head, Publicity Department, KB Financial Group (‘11~‘13) Head, Human Resources, Kookmin Bank (‘13~‘14) Head, Human Resources System Improvement Task Force Team (‘14) Head, Human Resources (‘14) Senior Managing Director, Publicity Department, KB Financial Group (‘15) Senior Managing Director, Consumer Protection Group, Kookmin Bank (‘15) Managing Director, Risk Management Group, Kookmin Bank (‘16~current)	321	—	1 year 7 months	December 31, 2016

Hong Seob Shin	Male	September 1962	Managing Director	No	Yes	Public Relations Department Design Unit	B.A., Spanish, Hankuk University M.B.A., Helsinki School of Economics Head, Bugahyeon-dong Branch, Kookmin Bank (‘09~‘10) Chief Secretary, Kookmin Bank (‘10~‘12) Senior Managing Director, West Yeouido Operations Department, Kookmin Bank (‘12~‘14) Head, Mapo Station Branch, Kookmin Bank (‘14) Head, Western Area Department (‘15) Managing Director, Consumer Brand Strategy Group, Kookmin Bank (‘16~current)	580	—	8 months	December 31, 2016

Pil Kyu Lim	Male	March 1964	Managing Director	No	Yes	Chief Compliance Officer	B.A., Agricultural Economics, Korea University M.A., Economics, Korea University Head, Nonhyeon Junction Branch, Kookmin Bank (‘10) Head, Financial Planning Department, Kookmin Bank (‘10~‘12) Head, Star Tower Branch, Kookmin Bank (‘13~‘15) Head, Gwanghwamun Branch, Kookmin Bank (‘15)	445	—	8 months	January 10, 2018

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibility	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Young Hyuk Jo	Male	April 1963	Managing Director	No	Yes	Internal Audit Officer	B.A., Economics, Dong-A University Head, Milyang Branch, Kookmin Bank (‘10~‘12) Head, Jukjeon Station Branch, Kookmin Bank (‘12~‘14) Head, Daelim-dong Branch, Kookmin Bank (‘14~‘15) Head, Ansan Financial Center, Kookmin Bank (’15)	1	—	8 months	December 31, 2017
Dae Myeong Kang	Male	September 1963	Managing Director	No	Yes	Future Finance Department	B.S., Statistics, Kangwon National University Head, Samcheok Branch, Kookmin Bank (‘09~‘10) Head, Customer Satisfaction Department (‘10~‘14) Head, Apkujeong-dong Branch, Kookmin Bank (‘14) Head, Future Channel Department (‘15) Acting Head, Future Channel Group (‘16~current)	455	—	7 months	December 31, 2016

B.	Management Concurrently Serving in Subsidiaries or other Companies

(1)	Management Concurrently Serving in Subsidiaries

(As of the date of submission of the Securities Registration Statement)
Name	Subsidiary	Title	Start of Term	Standing
Jong Kyoo Yoon	Kookmin Bank	President	November 2014	Yes
Ki Heon Kim	Kookmin Bank	Vice President, IT Group	January 2015	Yes
Jae Hong Park	Kookmin Bank	Senior Managing Director, Global Business Department	January 2016	Yes
Ki Hwan Kim	Kookmin Bank	Managing Director, Risk Management Group	January 2016	Yes
Hong Seob Shin	Kookmin Bank	Managing Director, Consumer Brand Strategy Group	January 2016	Yes
Dae Myeong Kang	Kookmin Bank	Acting Head, Future Channel Group	January 2016	Yes
Dong Cheol Lee	KB Kookmin Card	Non-standing Director	January 2016	No
Hong Lee	Kookmin Bank	Vice President, Strategy and Financial Planning Group	January 2016	Yes
Jungsoo Huh	KB Insurance	Non-standing Director	March 2016	No
Young-Tae Park	KB Capital	Non-standing Director	March 2016	No

(2)	Management Concurrently Serving in Other Companies

(As of the date of submission of the Securities Registration Statement)
Name	Other Company	Title	Start of Term
Suk Ryul Yoo	Jung Mok Co., Ltd.	Representative Director	December 2013

C.	Employees

(As of June 30, 2016)								(Unit: KRW millions)
Business	Gender	Number of Employees					Average Months of Continuous Service	Total Amount of Annual Salary	Average Annual Wage per Person	Remarks
		Regular		Fixed term		Total
		Full-time	Part-time	Full-time	Part-time
—	Male	137	—	—	—	137	30 months	8,513	62	—
—	Female	17	—	—	—	17	39 months	812	48	—
Total		154	—	—	—	154	31 months	9,325	61	—

1.	Total amount of annual salary paid as of June 30, 2016 .
2.	Average annual wage per person calculated by dividing total amount of annual salary paid with number of employees as of June 30, 2016.

2.	Compensation of Directors

A.	Total Amount Approved at Meeting of Shareholders

	(Unit: KRW millions)
	Number of Persons		Amount Approved at Shareholders’ Meeting	Remarks
Registered Director (Non-executive Director)	8	(6)	2,500	—

1.	Number of persons as of June 30, 2016.
2.	Amount approved at shareholders’ meeting represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term incentive performance share grants.

B.	Compensation Paid

	(Unit: KRW millions)
	Number of Persons	Total Amount of Compensation	Average Salary per Person	Remarks
Registered directors	2	368	184	—
Non-executive directors	3	112	37	—
Audit committee members or internal auditor	3	132	38	—
Total	8	612	72	—

1.	Number of registered directors excludes registered non-executive directors and audit committee members.
2.	Number of persons as of June 30, 2016.
3.	Compensation amounts represent the total amount paid (rounded to the nearest million) for the six months ended June 30, 2016 (includes the amount paid to Mr. Woon Youl Choi, a former non-executive director, who resigned on March 25, 2016).
4.	Average salary per person represents (i) the total amount paid (rounded to the nearest million) for the six months ended June 30, 2016, divided by (ii) the number of applicable persons for the applicable reporting period.
5.	Compensation paid to directors was paid in accordance with the Company’s internal policies on compensation to directors.
6.	Total amount of compensation paid includes performance based short-term incentive payment of Won 182 million, which was based on performance in 2015 and paid in the first quarter of 2016.
7.	In addition to the total payments as presented in the above table, the Company recorded Won 170 million in its income statement for the six months ended June 30, 2016 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.

(1)	Stock grants were measured at fair value using the Monte Carlo Simulation Model and the following assumptions were used in fair value measurements:

	(Unit: KRW)
Series	Expected Exercise Period (years)	Risk-free interest rate (%)	Fair Value (Market performance condition)	Fair Value (Non-market performance condition)
12th Series	1.39~4.39	1.28%	35,576	31,420~32,403

(2)	Expected volatility is based on the historical volatility of the stock price over the most recent period that is generally commensurate with the expected term of the grant. The current stock price as of June 30, 2016 was used as the underlying asset price in estimating fair value. In addition, the average three-year historical dividend rate was used as the expected dividend rate in measuring fair value.

8.	If the amount paid by Kookmin Bank to the Company’s registered directors who held concurrent positions at Kookmin Bank is taken into account, the total amount paid (rounded to the nearest million) to the Company’s registered directors for the six months ended June 30, 2016 is Won 682 million. Such amount includes performance based short-term incentive payments of Won 341 million (Won 182 million by KB Financial Group and Won 159 million by Kookmin Bank), which were based on performance in 2015 and paid in the first quarter of 2016. Such amount does not include Won 316 million that was recognized (Won 170 million by KB Financial Group and Won 146 million by Kookmin Bank) with respect to performance based stock grant for the six months ended June 30, 2016.

C.	Compensation of Directors and Auditor (Individual Basis)

(1)	Amount of Individual Compensation

For the six month period ended June 30, 2016, no individual director or auditor received compensation in excess of KRW500 million.

(Unit: KRW millions)
Name	Position	Total Compensation	Additional Compensation
—	—	—	—

D.	Grant and Exercise of Stock Options

-	Not applicable

VIII.	MATTERS RELATING TO AFFILIATED COMPANIES

1.	Status of Affiliated Companies

A.	Name and Affiliated Companies

(1)	Company Name: KB Financial Group

(2)	Affiliated Companies

As of the date of submission of the Securities Registration Statement, the Company comprises 36 companies – one holding company, thirteen first-tier subsidiaries and 22 second-tier subsidiaries.

Classification	Company Name	Controlling Company	Business Registration Number	Remarks
Holding Company	KB Financial Group Inc.	—	201-86-08254	Listed

First-Tier Subsidiaries	Kookmin Bank	KB Financial Group	201-81-68693	Not listed
	KB Insurance Co., Ltd.		202-81-48370	Listed
	Hyundai Securities Co., Ltd.		116-81-29539	Listed
	KB Kookmin Card Co., Ltd.		101-86-61717	Not listed
	KB Investment & Securities Co., Ltd.		116-81-37311	Not listed
	KB Life Insurance Co., Ltd.		101-86-05087	Not listed
	KB Asset Management Co., Ltd.		116-81-33085	Not listed
	KB Capital Co., Ltd.		124-81-25121	Listed
	KB Savings Bank Co., Ltd.		215-87-62778	Not listed
	KB Real Estate Trust Co., Ltd.		120-81-67944	Not listed
	KB Investment Co., Ltd.		220-81-31799	Not listed
	KB Credit Information Co., Ltd.		107-81-71426	Not listed
	KB Data System Co., Ltd.		219-81-08226	Not listed
Second-Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	120-101135	Not listed (overseas)
	Kookmin Bank Int’l Ltd.(London)		316-100231	Not listed (overseas)
	Kookmin Bank Cambodia PLC.		110-100654	Not listed (overseas)
	Kookmin Bank (China) Ltd.		112-124717	Not listed (overseas)
	KB Claims Survey & Adjusting	KB Insurance Co., Ltd.	220-87-48759	Not listed
	KB Sonbo CNS		220-87-90164	Not listed
	Leading Insurance Services, Inc.		20-3096860	Not listed (overseas)
	LIG Insurance (China) Co., Ltd.		320100400045285	Not listed (overseas)
	PT. Kookmin Best Insurance Indonesia		491/KMK017/1997	Not listed (overseas)
	Hyundai Savings Bank Co., Ltd.	Hyundai Securities	120-81-11421	Not listed
	Hyundai Asset Management Co., Ltd.		107-87-14771	Not listed
	Hyundai Securities America Inc.		8-48651	Not listed (overseas)
	Hyundai Securities Asia Ltd.		20621408	Not listed (overseas)
	Hyundai-Tongyang Agrifood Private Equity Fund		107-87-50762	Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund		101-86-85586	Not listed
	KB-Glenwood Private Equity Fund	KB Investment & Securities Co., Ltd.	214-88-50785	Not listed
	National Pension KBIC No. 1 Private Equity Fund	KB Investment Co., Ltd.	211-88-16207	Not listed
	KBIC No. 3 Private Equity Fund		211-88-45037	Not listed
	KoFC KBIC Frontier Champ 2010-5 Private Equity Fund		211-88-51897	Not listed
	KoFC POSCO HANWHA KB Shared Growth No.2 Private Equity Fund		211-88-73362	Not listed
	KoFC Value-up Private Equity Fund		211-88-78839	Not listed
	Korea GCC Global Cooperation Private Equity Fund		261-81-11023	Not listed

1.	On May 31, 2016, KB Financial Group added Hyundai Securities as a subsidiary. With the addition of Hyundai Securities as a subsidiary, its subsidiaries, Hyundai Savings Bank Co., Ltd., Hyundai Asset Management Co., Ltd., Hyundai Securities America Inc., Hyundai Securities Asia Ltd., Hyundai-Tongyang Agrifood Private Equity Fund and Keystone-Hyundai Securities No. 1 Private Equity Fund, were added as second-tier subsidiaries of KB Financial Group.

B.	Organization of Affiliated Companies

C.	Management Concurrently Serving in Subsidiaries or other Companies

(As of the date of submission of the Securities Registration Statement )
Name	Subsidiary	Title	Start of Term	Standing
Jong Kyoo Yoon	Kookmin Bank	President	November 2014	Yes
Ki Heon Kim	Kookmin Bank	Vice President, IT Group	January 2015	Yes
Jae Hong Park	Kookmin Bank	Senior Managing Director, Global Business Department	January 2016	Yes
Ki Hwan Kim	Kookmin Bank	Managing Director, Risk Management Group	January 2016	Yes
Hong Seob Shin	Kookmin Bank	Managing Director, Consumer Brand Strategy Group	January 2016	Yes
Dae Myeong Kang	Kookmin Bank	Acting Head, Future Channel Group	January 2016	Yes
Dong Cheol Lee	KB Kookmin Card	Non-standing Director	January 2016	No
Hong Lee	Kookmin Bank	Vice President, Strategy and Financial Planning Group	January 2016	Yes
Jungsoo Huh	KB Insurance	Non-standing Director	March 2016	No
Young-Tae Park	KB Capital	Non-standing Director	March 2016	No

2.	Investments in Other Companies

(As of June 30, 2016)												(Unit: KRW millions, shares, %)
Company Name	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year
				Quantity	Share %	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share %	Book Value	Total Assets	Net Income (Loss)
							Quantity	Price
Kookmin Bank	2006.09.29	Stock Transfer in Establishment	12,227,020	404,379,116	100	14,821,721	—	—	—	404,379,116	100	14,821,721	285,528,371	1,055,656
KB Insurance	2015.06.24	Addition as subsidiary	651,403	19,972,759	33.29	883,065	—	—	—	19,972,759	33.29	883,065	26,503,642	173,736
Hyundai Securities	2016.05.31	Addition as subsidiary	1,242,594	—	—	—	16,715,870	107,256	—	70,096,280	29.62	1,349,850	21,297,709	220,492
KB Kookmin Card	2011.03.02	Addition as subsidiary	1,953,175	92,000,000	100	1,953,175	—	—	—	92,000,000	100	1,953,175	16,123,021	354,614
KB Investment & Securities	2006.09.29	Stock Transfer in Establishment	418,331	31,588,314	100	507,212	—	—	—	31,588,314	100	507,212	6,034,407	47,097
KB Life Insurance	2006.09.29	Addition as subsidiary	76,091	91,200,000	100	485,314	—	—	—	91,200,000	100	485,314	8,515,984	12,499
KB Asset Management	2006.09.29	Stock Transfer in Establishment	101,961	7,667,550	100	96,312	—	—	—	7,667,550	100	96,312	223,470	24,581
KB Capital	2014.03.20	Addition as subsidiary	279,870	11,180,630	52.02	279,870	—	—	—	11,180,630	52.02	279,870	5,587,682	63,087
KB Savings Bank	2012.01.02	Addition as subsidiary	171,526	8,001,912	100	157,544	—	—	—	8,001,912	100	157,544	847,639	14,424
KB Real Estate Trust	2008.09.29	Stock Transfer in Establishment	107,643	16,000,000	100	121,553	—	—	—	16,000,000	100	121,553	223,821	20,289
KB Investment	2008.09.29	Stock Transfer in Establishment	104,741	8,951,797	100	104,910	—	—	—	8,951,797	100	104,910	143,259	4,939
KB Credit Information	2008.09.29	Stock Transfer in Establishment	42,721	1,252,400	100	23,621	—	—	—	1,252,400	100	23,621	30,142	(336)
KB Data System	2008.09.29	Stock Transfer in Establishment	16,698	800,000	100	6,334	—	—	—	800,000	100	6,334	28,388	(140)
Total				—	—	19,440,631	—	—	—	—	—	20,790,481	371,087,535	1,990,938

1.	On June 24, 2015, KB Insurance was added as a subsidiary.
2.	On May 31, 2016, Hyundai Securities was added as a subsidiary.

IX.	OTHER MATTERS RELATING TO THE COMPANY NECESSARY FOR INVESTOR PROTECTION

1.	Status of Disclosure

Date	Filing	Subject	Status
August 2, 2016	Current report	Decision to enter into a trust agreement for the acquisition of own shares	Board of directors resolved for the company to enter into such trust agreement

August 2, 2016	Current report	Decision on the Stock Swap	Board of directors resolved for the company to exchange a minor portion of its stock with the remaining shares of Hyundai Securities

2.	Summary of Minutes of the General Shareholders’ Meeting

Date	Agenda	Outcome	Remarks
8th General Shareholders’ Meeting (March 25, 2016)

1. Approve financial statements (including consolidated financial statements) for fiscal year 2015 (Jan. 1 – Dec. 31, 2015) and the proposed distribution of dividend

2. Amend the articles of incorporation

3. Appoint directors (7 outside directors)

4. Appoint outside director member of the audit committee

5. Approve the maximum amount of director compensation

		Approved as proposed	Agenda items 3-2 and 4-2 were cancelled due to the withdrawal of candidacy

7th General Shareholders’ Meeting (March 27, 2015)	1. Approve financial statements (including consolidated financial statements) for fiscal year 2014 (Jan. 1 – Dec. 31, 2014) and the proposed distribution of dividend 2. Amend the articles of incorporation 3. Appoint directors (1 non-standing director, 7 outside directors) 4. Appoint outside director member of the audit committee 5. Approve the maximum amount of director compensation	Approved as proposed	—

2014 Extraordinary Shareholders’ Meeting (November 21, 2014)	1. Appoint 1 full-time director	Approved as proposed	—

6th General Shareholders’ Meeting (March 28, 2014)	1. Approve financial statements (including consolidated financial statements) for fiscal year 2013 (Jan. 1 – Dec. 31, 2013) and the proposed distribution of dividend 2. Appoint outside directors 3. Appoint outside director member of the audit committee 4. Approve the maximum amount of director compensation	Approved as proposed	—

2013 Extraordinary Shareholders’ Meeting (July 12, 2013)	1. Appoint 1 full-time director	Approved as proposed	—

5th General Shareholders’ Meeting (March 22, 2013)	1. Approve financial statements (including consolidated financial statements) for fiscal year 2012 (Jan. 1 – Dec. 31, 2012) and the proposed distribution of dividend 2. Appoint directors 3. Appoint outside director member of the audit committee 4. Approve the maximum amount of director compensation	Approved as proposed	—

4th General Shareholders’ Meeting (March 23, 2012)	1. Approve the balance sheet, income statement and statement of appropriation of retained earnings for fiscal year 2011 (Jan. 1 – Dec. 31, 2011) 2. Amend the articles of incorporation 3. Appoint directors 4. Appoint outside director member of the audit committee 5. Approve the maximum amount of director compensation	Approved as proposed	—

3rd General Shareholders’ Meeting (March 25, 2011)	1. Approve the balance sheet, income statement and statement of appropriation of retained earnings for fiscal year 2010 (Jan. 1 – Dec. 31, 2010) 2. Appoint directors 3. Appoint outside director member of the audit committee 4. Approve the maximum amount of director compensation	Approved as proposed	—

2010 Extraordinary Shareholders’ Meeting (July 13, 2010)	1. Appoint directors	Approved as proposed	—

2nd General Shareholders’ Meeting (March 26, 2010)	1. Approve the balance sheet, income statement and statement of appropriation of retained earnings for fiscal year 2009 (Jan. 1 – December 31, 2009) 2. Amend the articles of incorporation 3. Appoint directors 4. Appoint outside director member of the audit committee 5. Approve the maximum amount of director compensation	Approved as proposed	—

3.	Contingent Liabilities

A.	Major Legal Proceedings

[Matters Relating to Parent Company]

[KB Financial Group]

(1)	Appeal to Tax Tribunal on the Imposition of Corporate Tax (National Tax Tribunal 2013 Seo 4953)

Classification	Details
Date of filing	- October 29, 2013
Parties	- Plaintiff: KB Financial Group - Defendant: Head of National Tax Services Jungbu District Office
Details

-   Since 2010, KB Financial Group has been filing consolidated tax returns for itself and its consolidated subsidiaries including Kookmin Bank. Additional corporate taxes were imposed on Kookmin Bank as a result of a tax review in 2013, and KB Financial Group filed an appeal with the National Tax Tribunal against the imposition of corporate taxes on Kookmin Bank for fiscal years 2010 – 2012.

Claimed amount	- KRW84,433 million
Status	- October 29, 2013: Filed - January 2, 2014: Tax tribunal judge assigned - June 29, 2016: Meeting held
Timeline and plan	- Suit may be filed depending on the decision by the tax tribunal
Potential impact	- Although not a contingent liability, this case is described here as it has a potential financial impact - The Company is the plaintiff so no potential loss even if unsuccessful

(2)	Appeal for Revocation of Rejection of a Petition for Correction of Corporate Tax (Seoul High Court 2016 Nu 47453)

Classification	Details
Date of filing	-	May 8, 2015

Parties	-	Plaintiff: KB Financial Group, et al.
	-	Defendant: Head of National Tax Services Jungbu District Office, et al.
Details	-	KB Financial Group filed a petition with the Tax Tribunal for the correction of the corporate taxes that Kookmin Bank had paid in relation to the NPL Resolution Fund. Following its rejection by the tribunal, KB Financial Group filed a revocation claim but lost. KB Financial Group appealed.

Claimed amount	-	KRW5,396 million
Status	-	April 8, 2016: First trial (Seoul Administrative Court 2015 Gu Hap 62415) – decided against the plaintiff
	-	April 28, 2016: Appeal filed

Timeline and plan	-	September 1, 2016: Date for pleadings
Potential impact	-	Although not a contingent liability, this case is described here as it has a potential financial impact
	-	The Company is the plaintiff so no potential loss even if unsuccessful

(3)	Appeal for Revocation of Rejection of a Petition for Correction of Corporate Tax (Seoul Administrative Court 2016 Gu Hap 2823)

Classification	Details
Date of filing	-	April 5, 2016

Parties	-	Plaintiff: KB Financial Group
	-	Defendant: Head of National Tax Services Jungbu District Office
Details	-	KB Financial Group filed a petition for the correction of the corporate taxes that KB Kookmin Card had paid, which petition was rejected. KB Financial Group then filed a revocation claim with the Tax Tribunal, but this claim was dismissed. KB Financial Group filed a claim with the Seoul Administrative Court.

Claimed amount	-	KRW650 million
Status	-	July 7, 2016: Date for pleadings

Timeline and plan	-	July 7, 2016: Next course of action subject to the defendant’s response to the court mediation
Potential impact	-	Although not a contingent liability, this case is described here as it has a potential financial impact
	-	The Company is the plaintiff so no potential loss even if unsuccessful

[Matters Relating to Major Subsidiaries]

[Kookmin Bank]

(1)	Claim in Restitution for Unjust Enrichment (Supreme Court 2013 Da 35764)

Classification	Details
Date of filing	-	March 11, 2009

Parties	-	Plaintiff: oo Trading Co., Ltd., et al.
	-	Defendant: Kookmin Bank
Details	-	Kookmin Bank extended Yen-denominated loans to plaintiffs between 2005 and 2008. Beginning August 2008 the value of Yen gradually appreciated, and the amount of their borrowings in Won also increased. Plaintiffs filed a claim for damages against Kookmin Bank for violation of its duty to explain and for Kookmin Bank to return to plaintiffs the unfair profits gained from higher interest rates applied.

Claimed amount	-	KRW78 million

Status	-	July 7, 2011: Trial (Seoul Central District Court 2009 Ga Hap 27488) – Decided in favor of the defendant
	-	April 4, 2013: Appellate court (Seoul High Court 2011 Na 76114) – Partially decided against the defendant
	-	July 7, 2016: Supreme Court (Supreme Court 2013 Da 35764) – Decided in favor of the defendant (remanded)
Timeline and plan	-	Two other cases with similar facts were decided in favor of Kookmin Bank. The Supreme Court remanded the appellate court’s decision against Kookmin Bank for retrial.

Potential impact	-	Other cases with similar facts have been decided in favor of Kookmin Bank. Since this case involves the same issues as those cases, there is a low probability of loss.

(2)	Claim in Restitution for Unjust Enrichment (Supreme Court 2013 Da 85455)

Classification	Details
Date of filing	-	September 26, 2011

Parties	-	Plaintiff: ooo C&C Co., Ltd.
	-	Defendant: Kookmin Bank
Details	-	Plaintiffs entered into a security agreement with Kookmin Bank and paid the fees and expenses incurred in establishing the security interest in favor of Kookmin Bank. Subsequently plaintiffs claimed that Kookmin Bank as the security interest holder should have paid such expenses and filed a claim for damages against Kookmin Bank.

Claimed amount	-	KRW437 million
Status	-	December 6, 2012: Trial (Seoul Central District Court 2011 Ga Hap 100645) – decided in favor of the defendant
	-	October 2, 2013: Appellate court (Seoul High Court 2013 Na 6478) – decided in favor of the defendant
	-	July 24, 2014: Supreme Court (Supreme Court 2013 Da 85455) – decided in favor of the defendant

Timeline and plan	-	Kookmin Bank prevailed in all of the 131 similar cases. On June 24, 2016 Kookmin Bank prevailed in one case (Seoul High Court 2014 Na 12845), which decision may be appealed by plaintiff.
Potential impact	-	Other cases with similar facts (including those decided by the Supreme Court) have been decided in favor of Kookmin Bank. Since this case involves the same issues as those cases, there is a low probability of losing.

(3)	Claim for Return of Redemption Payments (U.S. Bankruptcy Court, Southern District of New York, 08-01789 BRL)

Classification	Details
Date of filing	-	May 16, 2012

Parties	-	Plaintiff: Bernard L. Madoff Investment, et al.
	-	Defendant: Kookmin Bank
Details	-	Kookmin Bank invested client funds from OO Asset Management and ΔΔ Investment and Trust Management in Fairfield funds, which re-invested those funds in Bernard L. Madoff Investment Securities. Due to the Ponzi scheme fraud, Fairfield funds faced liquidation. Fairfield funds claimed that those investors who had redeemed out of Fairfield had been over-paid and that such unfair profits should be returned.

Claimed amount	-	KRW48,068 million
Status	-	Case put on hold at trial level while the progress of another related case is being monitored

Timeline and plan	-

One similar case is in progress at trial court level (New York State Court 650638/2010). Kookmin Bank’s next course of action will depend on the outcome of similar cases in progress at courts in various jurisdictions including the United States.

Potential impact	-	Outcome of this case cannot be predicted as it has been put on hold. If decided against Kookmin Bank, Kookmin Bank would incur losses equivalent to the claimed amount.

(4)	Damages Claim (Supreme Court 2016 Da 215011)

Classification	Details
Date of filing	-	June 25, 2012

Parties	-	Plaintiff: oooooo Service Co., Ltd.
	-	Defendant: Kookmin Bank, et al.
Details	-	Kookmin Bank had entered into a 5-year management agreement with the government and a 7-year system service agreement with KLS, but it lost the bid to become the second phase Lotto business operator. KLS claimed that it had suffered losses due to the gap in the duration of Kookmin Bank’s management agreement and system service agreement.

Claimed amount	-	KRW108,070 million
Status	-	June 10, 2015: Trial (Seoul Central District Court 2012 Ga Hap 519437) –decided in favor of the defendant
	-	February 18, 2016: Appellate court (Seoul High Court 2015 Na 2032828) – decided in favor of the defendant. Case on appeal at the Supreme Court (Supreme Court 2016 Da 215011).

Timeline and plan	-	Timeline cannot be predicted
Potential impact	-	Case was decided in favor of Kookmin Bank at both trial and appellate courts, so there is a high chance that it will prevail at the Supreme Court. If unsuccessful, Kookmin Bank would incur losses equivalent to the claimed amount.

(5)	Settlement (Supreme Court 2016 Da 215134)

Classification	Details
Date of filing	-	November 30, 2012

Parties	-	Plaintiff: Korea Export-Import Bank, et al.
	-	Defendant: Kookmin Bank
Details	-	When oo Shipbuilding and Marine Engineering was put under a restructuring program, Kookmin Bank expressed its intention to receive the liquidation value of the shipbuilder’s bonds owned by Kookmin Bank but rejected the liquidation value offered by the creditors’ group and filed a suit. Certain members of the creditors’ group filed a suit against Kookmin Bank and claimed that Kookmin Bank should pay a settlement amount pursuant to a voluntary agreement among the shipbuilder’s creditor banks.

Claimed amount	-	KRW46,409 million
Status	-	August 22, 2014: Trial (Seoul Central District Court 2012 Ga Hap 101096) – decided against the defendant
	-	February 4, 2016: Appellate court (Seoul High Court 2014 Na 2032692) – decided against the defendant. Case on appeal at the Supreme Court (Supreme Court 2016 Da 215134).

Timeline and plan	-	Written submissions have been filed by the parties. This case is being handled in coordination with another similar case (Supreme Court 2016 Da 215127).
Potential impact	-	Damages (including interest) were paid to plaintiffs following the trial court’s decision. Accordingly, there would be no financial impact even if unsuccessful at the Supreme Court.

(6)	Short-Term Export Insurance Claim (Seoul Central 2016 Ga Hap 519183)

Classification	Details
Date of filing	-	April 6, 2016

Parties	-	Plaintiff: Kookmin Bank
	-	Defendant: Korea Trade Insurance Corporation (K-Sure)
Details	-	Kookmin Bank purchased export bonds issued by Mo OO Co., Ltd. based on export credit guarantees issued by K-Sure as collateral. Borrower defaulted on its debt, and Kookmin Bank claimed insurance payments by K-Sure. K-Sure rejected insurance payments in full, and Kookmin Bank’s claim was dismissed. Kookmin Bank filed a suit against K-Sure for the short-term export insurance payment.

Claimed amount	-	KRW54,905 million
Status	-	In progress at trial court level (Seoul Central 2016 Ga Hap 519183)

Timeline and plan	-	October 18, 2016: Oral argument scheduled. Outcome cannot be predicted.

Potential impact	-	As of end of July 2016, Kookmin Bank recognized the KRW equivalent of the export bond amount (KRW54,964 million) as provision. If this case is decided against Kookmin Bank, it will recognize the difference between this amount and the KRW equivalent of the export bond amount at the time of the court’s decision as additional provision.

[KB Kookmin Card]

(1)	Claims for Damages for Emotional Distress Caused by Information Leakage (Civil action)

Classification		Details
Date of filing	-	Total 95 cases between January 20, 2014 and June 27, 2016

Parties	-	Plaintiff: App. 85,000 individuals including plaintiff Kang Defendant: KB Kookmin Card, NH Nonghyup, Lotte Card, KCB et al.

Details	-	Lawsuits for recovery of damages for emotional distress caused by leakage of personal information

Claimed amount	-	KRW47,466 million

Status	-	January 22, 2016: Seoul Central District Court (2014 Ga Hap 000000) ordered payment to each plaintiff of Won 100,000 in damages for emotional distress. 26 additional lawsuits with similar claims were filed thereafter.
	-	All of the cases that have been decided have been appealed.

Timeline and plan	-	July 7, 2016: Seoul Central District Court 2014 Ga Hap 000000 and 13 other cases will be decided. If the decision is unfavorable even in part, Kookmin Bank intends to appeal (as of June 30, 2016, the decisions have unanimously been for the defendants to pay each plaintiff KRW100,000).

Potential impact	-	Based on a reasonable estimation of the probability of loss, KB Kookmin Card has recognized the expected damages, interest and other litigation expenses in the amount of KRW9,863 million as provision.

(2)	Criminal Action Related to Information Leakage (Criminal action)

Classification		Details
Date of filing	-	April 29, 2015

Parties	-	Prosecution: Seoul Central District Prosecutors’ Office

	-	Defendant: KB Kookmin Card, NH Nonghyup, Lotte Card

Details	-	Case brought against defendants for failure to take technical, managerial and physical measures necessary to ensure a safe handling of customers’ personal information, which caused invasion and leakage of such information

Claimed amount		-

Status	-	July 15, 2016: Seoul Central District Court partially decided against defendants and imposed a fine of KRW15 million

Timeline and plan	-	Court decided that the defendants did not violate the Use and Protection of Credit Information Act or the Act on Promotion of Information and Communication Network Utilization and Information Protection, etc. but that the defendants violated the Act on Protection of Personal Information. The company intends to appeal.

Potential impact	-	KRW15 million in penalty.

In March 2008, KB Kookmin Card (Kookmin Bank at the time) came under a correction order and a monetary fine by the Fair Trade Commission of Korea for a collusive reduction of a VAN commission among financial institutions. There are three on-going lawsuits filed by approximately 340 VAN agencies against KB Kookmin Card for damages in the aggregate amount of approximately KRW3,414 million.

Separately, in early 2014, an employee at an outside credit rating agency that was in charge of developing an advanced fraud detection system for KB Kookmin Card during the first half of 2013 was found to have stolen information of card holders. As of June 30, 2016, 95 lawsuits were pending, each claiming damages for emotional distress caused by data leakage, for an aggregate claimed amount of approximately KRW47,466 million. Provisions in the amaount of KRW9,863 million have been recognized in connection with these lawsuits. In addition, KB Kookmin Card has purchased a data protection insurance policy as of June 30, 2016, and has recognized as receivables KRW3,500 million which is the insurance amount payable under the policy in the event KB Kookmin Card is ordered to pay damages in relation to these lawsuits. Additional lawsuits may be filed, but neither the number of lawsuits nor the outcome thereof can be predicted with any reasonable basis. In April 2015, the prosecution indicted KB Kookmin Card on charges of violations of the Act on Protection of Personal Information, the Act on Promotion of Information and Communication Network Utilization and Information Protection and the Use and Protection of Credit Information Act. On July 15, 2016, the Seoul Central District Court ruled against KB Kookmin Card for violation of the Act on Protection of Personal Information and ordered the company to pay a fine of KRW15 million. KB Kookmin Card appealed the ruling on July 22, 2016. The outcome of this proceeding cannot be predicted accurately. There are 20 other lawsuits that are pending.

(As of June 30, 2016)
Classification	Filing date	Plaintiff	Defendant	Subject	Claimed amount (million Won)	Status			Remarks
						Trial court	Appellate court	Supreme court
1	March 19, 2008	** Lee and 201 others	KB Kookmin Card and 16 others	Recovery of damages	2,170	Lost in part	Lost in part	In progress	Claims for damages relating to the decision by the Fair Trade Commission of Korea (sanctions related to a collusive reduction of a VAN commission)
2	September 13, 2010	Korea OO System Co., Ltd. and 18 others	KB Kookmin Card and 16 others	Recovery of damages	1,138	Lost in part	Lost in part	In progress
3	December 3, 2010	Lee and 3 others	KB Kookmin Card and 15 others	Recovery of damages	106	Lost in part	In progress	Remanded
4	August 16, 2012	Lee and 57 others	KB Kookmin Card and 23 others	Recovery of damages	95.53	Won	In progress	—	Recovery of damages related to voice phishing incidents
5	November 21, 2012	Ko and 97 others	KB Kookmin Card and 9 others	Recovery of damages	119.92	In progress	—	—
6	December 6, 2012	Kwon and 23 others	KB Kookmin Card and 11 others	Recovery of damages	11.4	Won	In progress	—
7	July 17, 2014	Park	KB Kookmin Card and 9 others	Confirmation of non- existence of debt	10	In progress	—	—
8	February 11, 2015	Kim	KB Kookmin Card and 9 others	Confirmation of non- existence of debt	89.69	In progress	—	—
9	July 16, 2014	KB Kookmin Card and 21 others	Head of *** District Tax Office and 10 others	Cancellation of imposition of a VAT, etc.	2,339.95	In progress	—	—	National Tax Office decided to tax all fees and commissions paid to foreign credit card companies and therefore imposed taxes on the fees and other commissions paid by local card issuers to MasterCard and Visa since they became classified as for-profit entities. Card issuers filed for revocation of such taxes, claiming that such fees are not “usage fees” for purposes of tax laws but that they were fees paid for financial services which is a tax-exempt category.
10	April 10, 2015	KB Kookmin Card and 5 others	Head of *** District Tax Office and 2 others	Cancellation of imposition of a VAT, etc.	2,561.19	In progress	—	—
11	September 25, 2015	KB Kookmin Card and 2 others	Head of ** District Tax Office and 2 others	Cancellation of imposition of a VAT, etc.	374.16	In progress	—	—
12	October 21, 2015	KB Kookmin Card and 16 others	Head of ** District Tax Office and 2 others	Cancellation of imposition of a VAT, etc.	8,174.32	In progress	—	—
13	January 27, 2015	Shin	KB Kookmin Card	Revocation of unfair disciplinary action	50	Won	Won	In progress	Claim for revocation of unlawful personnel assignment and disciplinary action
14	April 5, 2016	KB Kookmin Card	Head of *** District Tax Office	Revocation of rejection of a petition for correction of corporate tax	216.77	In progress	—	—	Both KB Bank and KB Kookmin Card paid certain overlapping portion of corporate tax due to unclear guidance on education tax. A petition for correction of corporate tax was rejected, so KB Kookmin Card filed for revocation of such rejection.

15	February 5, 2015	KB Kookmin Card as intervener	***	Restitution for unjust enrichment	3,905.39	Lost	In progress	—	These lawsuits involve the claim that, where a credit card and a debit card are issued to the same individual and the applicant has paid stamp tax on both applications, the amount paid in excess should be deemed an unjust profit and therefore returned to the card applicant.
16	April 6, 2016	KB Kookmin Card	Republic of Korea		1,188.34	In progress	—	—
17	April 29, 2015	Seoul Central District Prosecutors’ Office	KB Kookmin Card and 2 others	Violation of the Act on Protection of Personal Information	—	In progress	—	—	Failure to take necessary steps to safeguard customers’ personal information which resulted in information leakage
18	June 23, 2015	Kang and 190 others	KB Kookmin Card and 13 others	Restitution for unjust enrichment	222.27	In progress	—	—	Plaintiffs claim that the credit card payments they made in installments should be returned to them following cancellation of purchase made in accordance with the Installment Transaction Act.
19	August 4, 2015	KB Kookmin Card	oooo Insurance Company	Insurance claim	262.4	In progress	—	—	A TM call center for an insurance agency shut down and, as a result, KB Kookmin Card did not get paid the amount due from certain service provider. KB Kookmin Card claimed insurance payments by the defendant insurer, but the insurer rejected on the ground that amounts receivable from insurance agents are not covered by the insurance policy.
20	November 16, 2015	Kang	KB Kookmin Card	Recovery of damages	30	In progress	—	—	Plaintiff claimed that a card had been issued without an application and therefore been forged. Plaintiff filed suit to recover damages for emotional distress caused by such forged issuance and and identity theft.
21	May 25, 2016	KB Kookmin Card	***	Recovery of damages	32.88	In progress	—	—	Plaintiff filed suit to recover damages from a credit card salesperson who neglected to verify the applicant’s identity which resulted in the forged issuance of a credit card based on stolen identity.
22	June 3, 2016	KB Kookmin Card	Jung-gu District of *** Metropolitan City	Recovery of damages	13.98	In progress	—	—	Plaintiff filed suit to recover damages from a local government that issued a falsified resident ID card, which resulted in a fraudulent issuance and use of a credit card.
23	June 9, 2016	KB Kookmin Card	*** and 3 others	Credit card payments	1,345.65	In progress	—	—	KB Kookmin Card filed suit to enforce its right to recover from customers who had intentionally avoided payment for purchases made with their debit cards, using a loophole found in the company’s settlement system.

24	January 20, 2014	Bu and 2 others	KB Kookmin Card and 1 other	Recovery of damages	21	In progress	—	—	Suit to recover damages for emotional distress caused by information leakage
25	January 20, 2014	Kang and 129 others	KB Kookmin Card and 2 others	Recovery of damages	67.2	In progress	—	—
26	January 21, 2014	Lee	KB Kookmin Card and 1 other	Recovery of damages	0.1	Lost in part	In progress	—
27	January 22, 2014	Cho	KB Kookmin Card	Recovery of damages	0.1	Lost in part	In progress	—
28	January 23, 2014	Ahn and 11 others	KB Kookmin Card	Recovery of damages	12	In progress	—	—
29	January 27, 2014	Kang and 499 others Kang and 1308 others Kang and 770 others	KB Kookmin Card and 2 others	Recovery of damages	1,314.6	Lost in part	In progress	—
30	January 27, 2014	Lee and 9 others	KB Kookmin Card	Recovery of damages	3.48	In progress	—	—
31	January 29, 2014	Han and 19 others	KB Kookmin Card and 1 other	Recovery of damages	20	Lost in part	In progress	—
32	January 29, 2014	Joo and 24 others	KB Kookmin Card and 2 others	Recovery of damages	8.4	Lost in part	In progress	—
33	February 3, 2014	Kim and 81 others	KB Kookmin Card and 2 others	Recovery of damages	41	Lost in part	In progress	—
34	February 6, 2014	Lee and 417 others	KB Kookmin Card	Recovery of damages	209.5	Lost in part	In progress	—
35	February 7, 2014	Ka and 4,977 others	KB Kookmin Card and 1 other	Recovery of damages	483.1	Lost in part	In progress	—
36	February 7, 2014	Choi and 83 others	KB Kookmin Card	Recovery of damages	50.1	Lost in part	In progress	—
37	February 7, 2014	Lee and 42 others	KB Kookmin Card and 3 others	Recovery of damages	21	In progress	—	—
38	February 10, 2014	Kang and 2,817 others	KB Kookmin Card and 3 others	Recovery of damages	1,544.9	In progress	—	—
39	February 12, 2014	Bae and 13 others	KB Kookmin Card and 2 others	Recovery of damages	8.4	In progress	—	—
40	February 12, 2014	Kim and 2 others	KB Kookmin Card	Recovery of damages	3.0	In progress	—	—
41	February 17, 2014	Kang and 232 others	KB Kookmin Card and 2 others	Recovery of damages	116.4	Lost in part	In progress	—
42	February 17, 2014	Gal and 114 others	KB Kookmin Card and 3 others	Recovery of damages	88	In progress	—	—
43	February 18, 2014	Kang and 1,519 others Yoo and 1,110 others	KB Kookmin Card and 1 other	Recovery of damages	244.3	Lost in part	In progress	—
44	February 20, 2014	Kang and 309 others	KB Kookmin Card and 2 others	Recovery of damages	155	In progress	—	—
45	February 21, 2014	Ji and 74 others	KB Kookmin Card	Recovery of damages	32	In progress	—	—
46	February 21, 2014	Kim and 50 others	KB Kookmin Card and 3 others	Recovery of damages	15.3	In progress	—	—
47	February 21, 2014	Ka and 4,980 others	KB Kookmin Card and 1 other	Recovery of damages	2,489.5	In progress	—	—
48	February 21, 2014	Kan and 4,981 others	KB Kookmin Card and 1 other	Recovery of damages	2,490	In progress	—	—
49	February 24, 2014	Park and 468 others	KB Kookmin Card	Recovery of damages	234.0	Lost in part	In progress	—
50	February 24, 2014	Kang and 359 others Ka and 709 others Kang and 661 others	KB Kookmin Card and 2 others	Recovery of damages	843.6	In progress	—	—
51	February 25, 2014	Kang and 4,331 others	KB Kookmin Card and 1 other	Recovery of damages	442	In progress	—	—

52	February 26, 2014	Kim and 4,470 others Kang and 4,837 others	KB Kookmin Card and 1 other	Recovery of damages	1,861.8	In progress	—	—	Suit to recover damages for emotional distress caused by information leakage
53	February 27, 2014	Kang and 101 others Yoon and 9 others	KB Kookmin Card and 5 others	Recovery of damages	22.2	In progress	—	—
54	February 27, 2014	Yoo and 4,480 others	KB Kookmin Card and 1 other	Recovery of damages	434.4	In progress	—	—
55	February 27, 2014	Park and 2,212 others	KB Kookmin Card and 1 other	Recovery of damages	221.3	Lost in part	In progress	—
56	February 27, 2014	Choi and 141 others	KB Kookmin Card and 1 other	Compensation	70	In progress	—	—
57	February 28, 2014	Won and 23,690 others Kang and 798 others	KB Kookmin Card and 2 others	Recovery of damages	24,088	In progress	—	—
58	February 28, 2014	Kang and 143 others	KB Kookmin Card and 2 others	Recovery of damages	30.9	In progress	—	—
59	February 28, 2014	Kang and 694 others	KB Kookmin Card and 1 other	Recovery of damages	346.5	In progress	—	—
60	March 6, 2014	Lee and 2,305 others	KB Kookmin Card and 1 other	Recovery of damages	461.2	Lost in part	In progress	—
61	March 7, 2014	Ka and 599 others	KB Kookmin Card and 2 others	Recovery of damages	294	Lost in part	In progress	—
62	March 7, 2014	Lee and 40 others	KB Kookmin Card and 3 others	Recovery of damages	3.2	In progress	—	—
63	March 11, 2014	Hwang	KB Kookmin Card	Compensation	1	Lost in part	In progress	—
64	March 11, 2014	Kim	KB Kookmin Card as intervener	Recovery of damages	20	In progress	—	—
65	March 12, 2014	Kim and 108 others	KB Kookmin Card	Recovery of damages	10.9	In progress	—	—
66	March 18, 2014	Jang and 4,897 others	KB Kookmin Card and 1 other	Recovery of damages	438.6	In progress	—	—
67	March 18, 2014	Ko and 107 others	KB Kookmin Card and 1 other	Recovery of damages	54	In progress	—	—
68	March 19, 2014	Kang and 309 others	KB Kookmin Card and 2 others	Recovery of damages	155	In progress	—	—
69	March 19, 2014	Lee and 141 others	KB Kookmin Card	Recovery of damages	142	In progress	—	—
70	March 24, 2014	Kang and 21 others	KB Kookmin Card and 3 others	Recovery of damages	10	In progress	—	—
71	March 24, 2014	Song	KB Kookmin Card and 4 others	Recovery of damages	111	In progress	—	—
72	March 25, 2014	Ka and 345 others	KB Kookmin Card and 4 others	Recovery of damages	173	In progress	—	—
73	March 26, 2014	Ka and 551 others	KB Kookmin Card and 1 other	Recovery of damages	552	In progress	—	—
74	March 28, 2014	Kang and 2,177 others	KB Kookmin Card and 1 other	Recovery of damages	1,089	In progress	—	—
75	March 31, 2014	Kim and 15 others	KB Kookmin Card and 2 others	Recovery of damages	3.3	In progress	—	—
76	April 1, 2014	Kang and 106 others	KB Kookmin Card and 3 others	Recovery of damages	25.8	In progress	—	—
77	April 2, 2014	Kang and 4,933 others	KB Kookmin Card and 1 other	Recovery of damages	448.0	In progress	—	—
78	April 9, 2014	Lee and 4 others	KB Kookmin Card and 1 other	Recovery of damages	2.5	In progress	—	—
79	April 15, 2014	Ko and 105 others	KB Kookmin Card and 2 others	Recovery of damages	54	In progress	—	—
80	April 17, 2014	Kang and 159 others	KB Kookmin Card	Recovery of damages	80	In progress	—	—
81	April 18, 2014	Kang and 1,817 others	KB Kookmin Card and 3 others	Recovery of damages	967.4	In progress	—	—
82	April 18, 2014	Kim and 228 others	KB Kookmin Card and 1 other	Recovery of damages	114.5	Lost in part	In progress	—

83	April 21, 2014	Jang	KB Kookmin Card and 1 other	Recovery of damages	6.7	In progress	—	—	Suit to recover damages for emotional distress caused by information leakage
84	April 22, 2014	Kang and 1,063 others	KB Kookmin Card and 3 others	Recovery of damages	213.5	In progress	—	—
85	April 23, 2014	Kim and 16 others	KB Kookmin Card and 4 others	Recovery of damages	11	In progress	—	—
86	April 25, 2014	Kang and 317 others	KB Kookmin Card and 3 others	Recovery of damages	84.6	In progress	—	—
87	April 28, 2014	Ka and 4,984 others	KB Kookmin Card and 1 other	Recovery of damages	997	In progress	—	—
88	April 28, 2014	Kang and 295 others	KB Kookmin Card and 2 others	Recovery of damages	148.0	Lost in part	In progress	—
89	April 28, 2014	Kim and 30 others	KB Kookmin Card and 3 others	Recovery of damages	33.8	In progress	—	—
90	May 2, 2014	Kang and 274 others	KB Kookmin Card and 3 others	Recovery of damages	145.8	In progress	—	—
91	May 2, 2014	Kim and 49 others	KB Kookmin Card and 3 others	Recovery of damages	37	In progress	—	—
92	May 22, 2014	Kang and 397 others	KB Kookmin Card and 1 other	Recovery of damages	199	In progress	—	—
93	May 22, 2014	Kang and 179 others	KB Kookmin Card and 3 others	Recovery of damages	28.2	Lost in part	In progress	—
94	Mah 23, 2014	Kang and 1,179 others	KB Kookmin Card and 4 others	Recovery of damages	467	In progress	—	—
95	May 27, 2014	Hwang and 89 others	KB Kookmin Card and 2 others	Recovery of damages	45.6	Lost in part	In progress	—
96	May 29, 2014	Hwang and 82 others	KB Kookmin Card and 1 other	Recovery of damages	8.3	In progress	—	—
97	May 29, 2014	Park and 38 others	KB Kookmin Card and 1 other	Recovery of damages	3.9	Lost in part	In progress	—
98	June 24, 2014	Ko and 93 others	KB Kookmin Card and 2 others	Recovery of damages	47	In progress	—	—
99	June 25, 2014	Park and 15 others	KB Kookmin Card and 3 others	Recovery of damages	4.8	In progress	—	—
100	July 23, 2014	Kim and 19 others	KB Kookmin Card and 2 others	Recovery of damages	11	In progress	—	—
101	July 30, 2014	Chung and 4,999 others	KB Kookmin Card and 1 other	Recovery of damages	543.4	In progress	—	—
102	September 1, 2014	Kang and 811 others	KB Kookmin Card	Recovery of damages	81.2	Lost in part	In progress	—
103	September 1, 2014	Kang and 195 others	KB Kookmin Card and 1 other	Recovery of damages	98	In progress	—	—
104	September 17, 2014	Cho and 8 others	KB Kookmin Card and 2 others	Recovery of damages	0.6	Lost in part	In progress	—
105	September 25, 2014	Lee and 5 others	KB Kookmin Card	Recovery of damages	6	In progress	—	—
106	October 6, 2014	Kang and 90 others	KB Kookmin Card and 3 others	Recovery of damages	83.4	In progress	—	—
107	October 29, 2014	Hwang and 170 others	KB Kookmin Card and 3 others	Recovery of damages	37.2	In progress	—	—
108	October 29, 2014	Chung and 310 others	KB Kookmin Card and 4 others	Recovery of damages	160.0	Lost in part	In progress	—
109	January 23, 2015	Kang and 71 others	KB Kookmin Card	Recovery of damages	21.6	In progress	—	—
110	January 30, 2015	Kang and 999 others	KB Kookmin Card and 1 other	Recovery of damages	199.8	Lost in part	In progress	—
111	April 30, 2015	Ko and 299 others	KB Kookmin Card	Recovery of damages	108.6	Lost in part	In progress	—
112	June 11, 2015	Kang and 74 others	KB Kookmin Card	Recovery of damages	48.9	In progress	—	—
113	January 15, 2016	Kang and 207 others	KB Kookmin Card and 1 other	Recovery of damages	104.0	In progress	—	—
114	March 7, 2016	Kal and 1,274 others	KB Kookmin Card	Recovery of damages	127.5	In progress	—	—

115	May 2, 2016	Kang and 12 others	KB Kookmin Card and 3 others	Recovery of damages	4.8	In progress	—	—	Suit to recover damages for emotional distress caused by information leakage
116	May 24, 2016	Kang and 72 others	KB Kookmin Card and 1 other	Recovery of damages	36.5	In progress	—	—
117	May 27, 2016	Kang and 162 others	KB Kookmin Card and 2 others	Recovery of damages	68.2	In progress	—	—
118	June 27, 2016	Kang and 3 others	KB Kookmin Card	Recovery of damages	0.4	In progress	—	—

[KB Investment & Securities]

Litigation details	Filing date (yyyy.mm.dd)	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court
The plaintiff in this case was a customer of KB Investment & Securities whose account suffered from insufficient maintenance margin requirements caused by a data processing error during a system crash while using the company’s HTS system to trade in overseas futures. The plaintiff claimed for recovery of damages caused by the unilateral liquidation taken by KB Investment & Securities without prior notice.	2016.05.09	** Choi (Logos Law Firm)	KB Investment & Securities	447	In progress			If KB Investment & Securities loses in all aspects of the case, the estimated losses are KRW447 million.
The plaintiff in this case was a joint plaintiff with Cheongna Investment Development and filed the lawsuit in the Incheon District Court (Incheon District Court 2012Gahhap11873) but withdrew only its suit prior to the decision of the case. Cheongna Investment Development lost in all aspects of the case (KB Investment & Securities won), and the plaintiff newly instituted an action substantially similar to the one above.	2016.03.09	KNYCO	KB Investment & Securities and two others	500	Won	In progress		KB Investment & Securities won in trial court on January 26, 2016 and is undergoing trial in the appellate court, and if KB Investment & Securities loses in all aspects of the case, losses may occur.
The plaintiff in this case was a customer of KB Investment & Securities whose future positions in an overseas securities account were unilaterally liquidated at a low price without prior notice, suffering losses in excess of USD400,000, and claimed for recovery of damages.	2016.03.08	** Kim (Tae Dam Law Firm)	KB Investment & Securities	200	Won	In progress	—	If KB Investment & Securities loses in all aspects of the case, the estimated losses are KRW200 million.

120,000 sale transactions of KOSPI 200 futures were received due to the plaintiff’s error, and among such, approximately 25,000 transactions were executed. The plaintiff claimed for damages due to the violation of fiduciary duties and Financial Investment Business Regulations and Derivative Product Market Business Regulations by KB Investment & Securities as well as its inappropriate response thereto; however, KB Investment & Securities has asserted that it has no liability for damages as it has fulfilled its fiduciary duties and has not violated any regulations of the relevant supervisory institutions, such as the Financial Investment Business Regulations, etc.	2015.12.17	Eclipse Future Limited	KB Investment & Securities	9,500	Won	In progress	—	KB Investment & Securities won in trial court on November 6, 2015 and is undergoing trial in the appellate court, and if KB Investment & Securities loses in all aspects of the case, losses may occur.
An analyst of KB Investment & Securities was indicted for using material non-public information which is prohibited under the FSCMA, and KB Investment & Securities has been indicted under the joint liability provisions of the FSCMA. As KB Investment & Securities has taken considerable care and supervision to prevent the act of violation, it claims that it should not be penalized under the joint liability provisions.	2016.02.03	Seoul Southern District Prosecutors’ Office	KB Investment & Securities and nine others	—	Won	In progress	—	KB Investment & Securities won in trial court on January 26, 2016 and is undergoing trial in the appellate court, and losses may occur depending on the judgment rendered.

[KB Life Insurance]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Asset Management]

Litigation details	Filing date (yyyy.mm.dd)	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court

Cause of action for damages was instituted for the violation of the fiduciary duties and investor protection duties of KB Asset Management, a real estate fund manager

Trial court: lost in part

Appellate court: dismissal of appeal

Supreme court: reversed and remanded after determining that the value of the beneficiary certificates should be deducted from the calculation of damages, acknowledging the defendant’s duty to explain relating to investor protection duties with respect to completion guarantees and acknowledging the defendant’s violation of its fiduciary duties relating to the use of working expenses (advertising expenses, supervising expenses, etc.) of interest reserves

2009.04.17	Hanwha Life Insurance (f/k/a Korea Life Insurance)	KB Asset Management	27,292	Lost in part	Dismissal of appeal Recommendation, decision and confirmation of reconciliation	If lost, KB Asset
Management may
bear the plaintiff’s
claimed amount
with its proprietary
assets (prepayment
of partial loss of
KRW13.8 billion)

Due to the
dismissal of
appeal, by
deducting the
remaining value of
the beneficiary
certificates
calculated by the
plaintiff, the total
loss amount
decreases, but the
compensatory
amount may
change according
to the degree of
fault

Concluded

Cause of action for damages was instituted for the violation of the fiduciary duties and investor protection duties of KB Asset Management, a real estate fund manager

Trial court: special damages were imposed due to investment principal and expected profit, and the liability of KB Asset Management was limited to 80% with respect to the losses in relation to the position of the plaintiffs (investors); both parties appealed

Appellate court: the trial court judgment was partially cancelled as a result of the appellate court’s decision and the point of time of the calculation of the damages was adjusted, and the liability ratio of KB Asset Management was lowered to that of KFCC (30%) and HK Savings Bank (20%)

Supreme court: both parties appealed, and KB Asset Management claimed the specifics of the investor protection duties of a private equity fund as well as the causation with the damages and the principle of liability with fault, but the court reversed and remanded, and upon retrial, lost in part; both parties re-appealed but the court dismissed without a hearing

2011.03.04	KFCC and others	KB Asset Management	74,312	Lost in part	Lost in part	Reversed and remanded Dismissed without a hearing	If lost, KB
Asset
Management
may bear the
plaintiff’s
claimed
amount with
its proprietary
assets
(prepayment
of partial loss
of KRW62.3
billion,
KRW48.3 of
which was
returned)

Ratio of
liability may
change
following the
judgment that
the increase
in interest
expenses
should be
reflected in
the expected
value of the
beneficiary
certificates in
accordance
with the
change in the
calculation
date of
delayed
damages
calculation
from
August 3,
2012 to
November 11,
2008 in the
defendant’s
limitation on
liability ratio

Concluded

Lawsuit filed by individual investors of the Wellian Seventh Real Estate Fund, which is identical to that of KFCC and Hanwha Life Insurance	2015.09.18	Kim Kyung Do and others	KB Asset Management	1,002	In progress	Allowances of 80% of the investment amount of the investors have been established

[KB Capital]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Savings Bank]

Litigation details	Filing date (yyyy.mm.dd)	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court
Action for damages relating to interference against execution of right to indemnity with respect to the termination of previous security during subrogation of guarantor and collateral provider	2015.08.13	** Chung	KB Savings Bank	200	Won	In progress		—
Cancellation of real estate sale purchase agreement caused by fraud	2015.11.19	KB Savings Bank	** Yeh and one other	142	In progress	—		—
Objection to distributions by subordinated security holder due to mismatch in seniority	2016.04.04	KB Savings Bank	Cho * Yeun and four others	280	In progress	—		—

[KB Real Estate Trust]

Litigation details	Filing date (yyyy.mm.dd)	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court
The plaintiff, the owner of land, filed an action claiming for the unjust enrichment equal to the rent during the occupied period and the demolishment of the building against by the owner of the building, KB Real Estate Trust, and the remaining defendants.	2013.05.15	Hanpan Trading Co., Ltd.	KB Real Estate Trust	260	Won	In progress	—	If judgment is rendered against KB Real Estate, the related expenses will be paid by selling the real estate in trust
Dream Reits Co., Ltd., the delegator of the fund management agency agreement, objected to the priority of fund implementation and filed an action for damages against KB Real Estate Trust.	2014.6.20	Dream Reits Co., Ltd.	KB Real Estate Trust	100	In progress	—	—	KB Real Estate Trust won in a related case
A creditor of the trustor, Pyungsan District Land Planning Association, filed an action for damages claiming that notwithstanding its attachment on the trustor’s right to request title transfer registration, KB Real Estate Trust’s registration of ownership transfer to a third party was a violation of the above attachment decision.	2014.10.23	Pyungsan District Land Planning Association	KB Real Estate Trust	228	Lost	In progress	—	After the loss in the trial court, provided collateral of guaranteed insurance securities in accordance with the decision to suspend compulsory execution and the sum of the amount of damages from the trial court of KRW228 million and monthly damages for delay was accounted for as estimated liabilities
The senior beneficiary of the security trust agreement, the plaintiff, filed an action for the payment of the lease deposit that was directly paid by KB Real Estate Trust to the tenant and its successor.	2015.03.24	Woori F&I 37th Asset Securitization Specialty Co., Ltd.	KB Real Estate Trust	80	Won	In progress	—	KB Real Estate Trust won in the trial court as the business was conducted in accordance with relevant legal advice

The trustor of the security trust agreement, the plaintiff, filed an action for the termination and registration cancellation of the trust agreement against KB Real Estate Trust.	2015.06.15	Minju Industrial Development Co., Ltd.	KB Real Estate Trust	50	Won	In progress	—	Will claim that there was no reason for termination of the trust agreement, which is the claim of the plaintiff, and the relevant injunction suit was won by KB Real Estate Trust
The plaintiff, a sales agency company, filed an action for the payment of sales agency service payments against the developer, KB Real Estate Trust, and the trustor	2015.08.10	DNC Co., Ltd.	KB Real Estate Trust and one other	366	In progress	—	—	If KB Real Estate Trust loses, the damages are expected to be fully claimed to the joint defendant, the trustor
The plaintiff, a partial purchaser of a shopping arcade, made the sales payment to the trustor but did not receive ownership transfer registration from the trustor and filed an action for damages equal to the amount of the sales payment made to the trustor and also filed this subrogation action against KB Real Estate Trust for the unjust enrichment equal to the rent of a different part of the arcade which was occupied without notice by a third party.	2015.09.15	** Woo	KB Real Estate Trust	100	In progress	—	—	If the plaintiff cannot prove the existence of a rent agreement between the occupier and KB Real Estate Trust, will claim the request against KB Real Estate Trust has no grounds
The plaintiffs who were transferred the senior beneficiary rights of the security trust agreement claim that the title of the trust real estate was transferred to a third party without their approval and filed a claim for the proceeds of the trust agreement against KB Real Estate Trust.	2016.01.12	Kaylee Asset Securitization Specialty Co., Ltd. and one other	KB Real Estate Trust and five others	100	In progress			As the reason for the plaintiff’s action is not accurate, a more precise response plan will be reviewed after the plaintiff’s reason for the action is reorganized
A creditor of the trustor, the plaintiff, claims that the relevant trust agreement is a fraudulent trust and filed an action for cancellation of the trust agreement and the title transfer registration.	2016.02.29	** Cho	KB Real Estate Trust	261	In progress			At the time of execution of the trust agreement, the beneficiary had good intentions, so will claim that there is no possibility of a fraudulent trust

The plaintiff, the representative meeting of apartment residents, filed an action for damages for defects in the apartment against KB Real Estate Trust, the developer and the defect guarantee institution.	2016.03.15	Lee **** representative meeting of apartment residents	KB Real Estate Trust and three others	500	In progress		Claimed that KB Real Estate Trust will not be liable for damages as the seller’s position was transferred to the trustor due to termination of the trust according to relevant Supreme Court precedent
The plaintiff, the trustor, filed an action for damages against KB Real Estate Trust, claiming that KB Real Estate Trust’s failure to settle property tax that was levied in the name of the plaintiff in connection with KB Trust Estate’s disposal of the trust real estate was illegal.	2016.03.21	Asia-Pacific Housing Co., Ltd.	KB Real Estate Trust	59	Won	Filed appeal	Won in the trial court
The plaintiff, a creditor of the trustor, claims that the relevant trust agreement was a fraudulent act and filed an action for the termination of the trust agreement and the cancellation of the title transfer registration.	2016.03.29	TJ Co., Ltd.	KB Real Estate Trust	150	In progress		At the time of execution of the trust agreement, the beneficiary had good intentions, so will claim that there is no possibility of a fraudulent trust
The plaintiff received an attachment and collection order for the constructor’s payment bond and filed an action for collection payment of the attachment and collection order against KB Real Estate Trust.	2016.04.06	Yedam Co., Ltd. and one other	KB Real Estate Trust and two others	5	In progress		Will claim that according to the purpose of the relevant agreement, there is no construction payment bond KB Real Estate Trust is directly liable for to the constructor
The plaintiff, a purchaser of trust real estate, filed an action against KB Real Estate claiming that it did not conduct appropriate measures despite an illegal squatter on the trust real estate.	2016.06.03	Changil Housing Co., Ltd.	KB Real Estate Trust	47	In progress		Will claim that it did not violate its duty of care of a good manager as the purchaser
The plaintiff, the representative meeting of apartment (trust real property) residents, filed an action for damages for defects in the apartment against KB Real Estate Trust, the developer and the defect guarantee institution.	2016.06.22	Goijeong **** representative meeting of residents	KB Real Estate Trust and three others	201	In progress		Will claim that KB Real Estate Trust will not be liable for damages as the seller’s position was transferred to the trustor due to termination of the trust according to relevant Supreme Court precedent

[KB Investment]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Credit Information]

As of the end of June 2016, there were eight cases of litigation outstanding against KB Credit Information as defendant, the claimed amount of which totaled KRW1,374 million. Most of such cases are with respect to a bond manager claiming an employment relationship with KB Credit Information requesting severance payment, and in the event of a judgment against KB Credit Information, losses in the amount of the judgment damages are expected to be incurred.

Litigation details	Filing date (yyyy.mm.dd)	Litigation parties		Claimed amount (KRW millions)	Status			Future schedule, effect on company’s operations, finances, management, etc.
		Plaintiff	Defendant		Trial court	Appellate court	Supreme court

Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	2015.07.21	Sohn **	KB Credit Information	57	Won	In progress	—	—

Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	2015.09.03	Nah ** and 10 others	KB Credit Information	376	In progress	—	—	—

Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	2015.10.06	Ryu **	KB Credit Information	18	In progress	—	—	—

Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	2016.01.11	Kim ** and three others	KB Credit Information	70	In progress	—	—	—

Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	2016.01.16	Kang ** and 20 others	KB Credit Information	446	In progress	—	—	—

Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	2016.03.22	Song ** and six others	KB Credit Information	232	In progress	—	—	—

Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	2016.03.31	Kim ** and five others	KB Credit Information	141	In progress	—	—	—

Action for severance pay (delegated claims collector claiming an employment relationship requesting severance pay)	2016.05.13	Koh **	KB Credit Information	36	In progress	—	—	—

[KB Data System]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

B.	Promissory Notes and Checks for Mortgage or Collateral

[Matters Relating to the Controlling Company]

[KB Financial Group]

•	Not applicable

[Matters Relating to the Main Subsidiaries]

[KB Investment & Securities]

(As of June 30, 2016)	(Unit: number, KRW millions)
Provider	Number	Amount	Remarks
Banks	—	—	—
Financial Institutions (Excluding Banks)	4	140,002	—

C.	Payment Guarantees, Agreements and Other Contingent Liabilities

[The Company]

•	Payment Guarantees

(1)	The composition of payment guarantees as of the end of 1H 2016 and 1H 2015 is as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Confirmed payment guarantees
Confirmed payment guarantees in local currency
Payment guarantees for KB purchased loans	427,362	422,316
Other payment guarantees in local currency	858,236	609,034

Subtotal	1,285,598	1,031,350

Confirmed payment guarantees in foreign currency
Acquisitions of letters of credit	305,699	250,647
Shipping guarantees	61,927	51,500
Bid bonds	49,985	62,402
Performance bonds	795,209	1,006,304
Refund guarantees	1,731,464	1,924,030
Other payment guarantees in foreign currency	1,675,909	1,444,618

Subtotal	4,620,193	4,739,501

Financial guarantees
Payment guarantees for issuing corporate bonds	31,000	51,200
Payment guarantees for mortgage	25,529	27,805
Overseas debt guarantees	386,746	374,769

International financing guarantees in foreign currencies	51,042	11,893
Other financing payment guarantees	762	6,897

Subtotal	495,079	472,564

Total confirmed payment guarantees	6,400,870	6,243,415

Unconfirmed payment guarantees
Guarantees of letters of credit	1,946,304	2,142,496
Refund guarantees	588,926	1,019,116
Total unconfirmed payment guarantees	2,535,230	3,161,612

Total	8,936,100	9,405,027

(2)	The composition of commitments as of the end of 1H 2016 and 1H 2015 is as follows:

	(Unit: KRW millions)
Type	June 30, 2016	December 31, 2015
Commitments
Corporate loan commitments	35,640,879	39,022,521
Consumer loan commitments	15,485,470	15,160,930
Credit line on credit cards	43,590,866	41,439,061
Agreements to purchase privately placed corporate bonds	184,600	110,858
Other agreements to purchase securities, etc.	1,369,595	1,869,533

Subtotal	96,271,410	97,602,903

Financial Guarantees
Credit line	2,957,549	3,449,749
Agreements to purchase securities	550,400	98,700

Subtotal	3,507,949	3,548,449

Total	99,779,359	101,151,352

(3)	Other matters

1)	The Company had filed 107 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW469,043 million and faced 321 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate claims of KRW473,797 million, which were still pending as of June 30, 2016.

2)	KB Bank, in accordance with the shareholders agreement executed on September 25, 2009 among KB Bank, IFC and other existing shareholders, granted a put option to IFC that allows IFC to sell its shares in JSC Bank Center Credit to Kookmin Bank or a person designated by Kookmin Bank. The exercise price will be the fair value mutually agreed upon by Kookmin Bank and IFC, and in the event agreement cannot be reached within a predetermined period, an independent qualified institution will be retained to evaluate and determine the fair value. IFC may exercise the put option at any time from February 24, 2013 to February 24, 2017.

3)	The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to KRW11,133 million and KRW11,254 million as of June 30, 2016 and December 31, 2015, respectively.

4)	In 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of KRW124,357 million for income taxes (including local income taxes) and paid KR123,330 million, excluding local income tax amounting to KRW1,027 million, and recognized as non-trade payable as of June 30, 2016. Meanwhile, Kookmin Bank appealed to the tax tribunal over the KRW114,283 million in fines.

5)	While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, KB Kookmin Card received a notification from the Financial Services Commission that KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Company faces 96 legal claims as defendant, with an aggregate claim of KRW47,466 million as of December 31, 2015. A provision liability of KRW9,863 million has been recognized for these pending lawsuits. KB Kookmin Card has entered into a privacy liability insurance as of June 30, 2016. Therefore, the amounts of receivables guaranteed in case of the legal obligation of payment levied are KRW3,500 million for the lawsuits stated above. In addition, additional lawsuits may be filed against the Company. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

[Matters Relating to the Controlling Company]

[KB Financial Group]

(1)	Details relating to the agreements made between the Company and financial institutions as of the end of 1H 2016 and 1H 2015 are as follows:

	(Unit: KRW millions)
Type	Financial institution	June 30, 2016		December 31, 2015
		Amount of commitment	Amounts withdrawn	Amount of commitment	Amounts withdrawn
General loans	KEB Hana Bank	50,000	—	50,000	—
Corporate discounted bills	KEB Hana Bank	100,000	—	100,000	—

Total		150,000	—	150,000	—

(2)	Other matters

1)	As of the end of 1H 2016, the Company is involved in one lawsuit as defendant with the claimed amount of KRW51 million.

2)	Kookmin Bank received a regular tax audit in 2013 from the NTS Seoul Regional Office with respect to its fiscal years 2008 to 2012. In accordance with the results of the tax audit, a total of KRW124,357 million was levied as corporate tax etc. (including local income taxes), and as of the end of 1H 2016, KRW123,330 million was paid, excluding KRW1,027 million in local income taxes recognized as accounts payable. As of the end of 1H 2016, Kookmin Bank is requesting for adjudication KRW114, 283 million in consideration of the notification matters. Of such amount, the amount being requested for adjudication by the Company is KRW89,284 million.

[Matters Relating to the Main Subsidiaries]

[Kookmin Bank]

A.	Guarantees

[Kookmin Bank]

(As of June 30, 2016)				(Unit: KRW millions)
Customer	Number	Start Date (yyyy.mm.dd)	Maturity Date (yyyy.mm.dd)	Confirmed / Unconfirmed	Total
Samsung Heavy Industries Co., Ltd.	1	2015.07.09	2016.07.08	Confirmed	70,412
	2	2011.12.23	2016.09.23	Confirmed	513
	3	2013.07.09	2016.07.08	Confirmed	343,350
	4	2013.09.27	2016.09.23	Confirmed	79,226
	5	2015.07.09	2016.07.08	Unconfirmed	13,476
	6	2013.07.09	2016.07.08	Unconfirmed	255,624
	7	2013.09.27	2016.09.23	Unconfirmed	2,294

	Total				764,894

Daewoo Shipbuilding & Marine Engineering Co., Ltd.	1	2011.07.01	2016.06.30	Confirmed	17,919
	2	2012.10.29	2016.08.29	Confirmed	44,625
	3	2015.07.10	2016.10.29	Confirmed	388,947
	4	2012.08.31	2016.08.29	Unconfirmed	1,326
	5	2015.09.25	2016.08.29	Unconfirmed	204
	6	2015.07.10	2016.10.29	Unconfirmed	149,110

	Total				602,130

Hyundai Heavy Industries Co., Ltd.	1	2012.06.07	2016.09.14	Confirmed	36,309
	2	2014.03.03	2016.09.03	Confirmed	320,903
	3	2012.12.14	2016.09.14	Unconfirmed	48,357
	4	2014.03.03	2016.09.03	Unconfirmed	163,693

	Total				569,262

Shinsegae Co., Ltd.	1	2015.05.08	2020.05.08	Confirmed	349,410

	Total				349,410

Samsung C&T Corporation	1	2013.06.26	2017.01.02	Confirmed	38,015
	2	2013.06.26	2017.01.02	Confirmed	18,442
	3	2013.08.05	2017.01.02	Confirmed	2,790
	4	2013.11.27	2016.11.25	Confirmed	55,973
	5	2014.03.14	2017.03.10	Confirmed	12,065
	6	2014.03.14	2017.03.10	Unconfirmed	52,645
	7	2015.08.31	2016.08.31	Unconfirmed	124,801

	Total				304,732

Hyundai Rotem Co., Ltd.	1	2012.12.07	2016.09.07	Confirmed	76,544
	2	2013.05.07	2016.08.06	Confirmed	82,435
	3	2013.05.07	2016.08.06	Confirmed	120,804
	4	2012.12.07	2016.09.07	Unconfirmed	8,643

	Total				288,427

Hankook Tire Co., Ltd.	1	2016.05.26	2019.05.24	Confirmed	24,143
	2	2015.11.29	2018.11.29	Confirmed	177,519
	3	2014.12.10	2017.12.08	Confirmed	35,504
	4	2016.05.26	2019.05.26	Confirmed	15,385
	5	2015.03.16	2017.03.16	Confirmed	184
	6	2015.03.16	2017.03.16	Unconfirmed	8,463

	Total				261,199

Korean Air Lines Co., Ltd.	1	2015.12.11	2016.12.09	Confirmed	60,268
	2	2015.02.27	2018.02.27	Confirmed	120,451
	3	2016.02.25	2017.02.25	Confirmed	78,545

	Total				259,264

1.	Based on confirmed and unconfirmed payment guarantee balances in K-IFRS financial statements
2.	Listed by transaction if the total of a lender is equal to 1% or above of the equity capital as of June 30, 2016 (KRW230,961 million) in K-IFRS financial statements

[KB Kookmin Card]

(1)	Among receivables that have been written off, those that still have a recognizable claim against persons related to the debt, including receivables that have yet to reach their statute of limitations according to relevant law, receivables not collected after being written off, etc. are managed as written-off receivables, and as of the end of 1H 2016, the balance of written off receivables is KRW3,261,031 million.

(2)	KB Kookmin Card and Kookmin Bank are jointly liable for the liabilities of Kookmin Bank prior to its spin off.

(3)	Details of commitment

(Unit: KRW millions)
Type	Amount
Unused credit card commitments	44,051,354

(4)	KB Kookmin Card has executed agreements with Kookmin Bank relating to the consignment of various credit card and other related businesses, including the solicitation of credit card members and affiliate stores.

(5)	As of the end of 1H 2016, KB Kookmin Card has loan facilities with an aggregate loan commitment of KRW800 billion with Kookmin Bank, Shinhan Bank, NH Bank, Woori Bank, etc. and a KRW500 billion overdraft facility agreement with Kookmin Bank. In addition, KB Kookmin Card has an agreement for a funds settlement account with Kookmin Bank with a KRW1 trillion limit.

(6)	For details on agreements relating to asset securitization, please refer to “III. Financial Matters of the Company / 6. Other Financial Matters / A. Contingent Liabilities.”

(7)	As of the end of 1H 2016, KB Kookmin Card is undergoing the legal process to determine the appropriate party for attribution of taxes returned in the victorious claim for rectification relating to education taxes paid prior to the spin off from Kookmin Bank.

(8)	KB Kookmin Card is a company that must take necessary measures in accordance with Article 43-3 of the Credit Information Use and Protection Act, such as purchasing insurance or joining a cooperative or accumulating reserves, and as of the end of 1H 2016, has purchased individual information protection liability insurance of KRW4 billion.

(9)	KB Kookmin Card has executed an agreement to establish a Laos joint lease company and will invest USD2.9 million in accordance with such agreement.

[KB Investment & Securities]

•	Payment Guarantees

(1)	The payment guarantees, etc. provided by KB Investment & Securities as of the end of 1H 2016 and 1H 2015 are as follows.

	(Unit: KRW thousands)
Type	Counterparty	As of June 30, 2016	As of December 31, 2015
Payment Guarantees[1]	Blast Investment 1st Co., Ltd.	—	5,300,000
Other Acquisition Commitments[2]	SEM Investment Co., Ltd.	24,300,000	24,300,000
	SM Investment 1st Co., Ltd.	18,600,000	19,600,000
	SM Investment 2nd Co., Ltd.	2,000,000	2,100,000
	Newstardream Co., Ltd.	21,000,000	21,000,000
	Newstar Hangang Co., Ltd.	—	700,000
	Hue Investment Co., Ltd.	22,100,000	23,358,103
	Lucky Investment Co., Ltd.	20,500,000	20,500,000
	SM Investment 4th Co., Ltd.	12,400,000
	SM Investment 5th Co., Ltd.	2,300,000
	BKB 1st Co., Ltd.	8,100,000
	BKB 2nd Co., Ltd.	19,200,000
	JKB 1st Co., Ltd.	22,100,000
	Newstar Ara Plaza Co., Ltd.	12,000,000
Securities Purchase Commitments[3]	KB Wise Star Private Real Estate Feeder Fund 1st	6,000,000	6,000,000

1.	KB Investment & Securities executed an agreement to guarantee the repayment for outstanding asset-backed securities issued based on the assets owned by Blast Investment 1st Co., Ltd., during the contractual period, but all asset-backed securities issued by Blast Investment 1st. Co., Ltd. have been repaid, and therefore, no contractual obligations exist as of June 30, 2016.
2.	KB Investment & Securities executed a firm commitment underwriting agreement under which it must acquire all the bonds in the event of a bond issuance, such as the non-issuance of asset-backed bonds by SEM Investment Co., Ltd. due to the failure to secure purchasers or underwriters by the issuance date or the failure to sell all the asset-backed securities issued.
3.	As of June 30, 2016, the amount of additional purchase commitments of beneficiary certificates for additional establishments of investment trusts is included in available-for-sale financial assets.

•	Agreements

(1)	Agreements with financial institutions

	(Unit: KRW thousands)
Type of Agreement	Financial Institution	Limit
Intra-day Credit	Kookmin Bank	4,500,000
Intra-day Credit	Kookmin Bank	20,000,000
Secured Loan	Kookmin Bank	43,000,000
Secured Loan	Woori Bank	38,000,000
Secured Loan	Standard Chartered Bank Korea	1,000,000
Secured Loan	Citibank Korea	1,000,000
Secured Loan	National Agricultural Cooperative Federation	1,000,000
Secured Loan	Industrial Bank of Korea	1,000,000
Intra-day Credit	Korea Securities Finance Co., Ltd.	200,000,000
Agreement for Discounted Bills	Korea Securities Finance Co., Ltd.	225,000,000
Working Capital (*)	Korea Securities Finance Co., Ltd.	180,000,000
Agreement for Bond Acquisition Financing Loan	Korea Securities Finance Co., Ltd.	800,000,000

Total		1,514,500,000

(2)	Commercial paper commitments

As of the end of 1H 2016 and 1H 2015, KB Investment & Securities has entered into agreements guaranteeing the purchase of the commercial paper that is not sold on the KOSPI Market with respect to commercial paper issued by Double One 2nd Co., Ltd. and payment guaranteed by POSCO. The composition of such commitments as of the end of 1H 2016 and 1H 2015 is as follows.

			(Unit: KRW thousands)
Counterparty	Guarantee Amount		Maturity Date
	As of June 30, 2016	As of December 31, 2015
Double One No. 2	100,000,000	100,000,000	2016.12.20
Songdo Office No. 1	—	80,000,000	2016.06.30
Munjeong Area 2 No. 5	55,000,000	55,000,000	2018.02.16
Magok New City No. 2	30,000,000	30,000,000	2017.11.24
New Star Jigok No. 1	3,200,000	3,200,000	2020.09.21
New Star Jigok No. 2	3,000,000	3,000,000	2020.09.21
New Star K No. 2	21,500,000	35,100,000	2016.10.31
New Star Sejong	30,000,000	—	2018.11.02
New Star Jangan No. 1	30,000,000	—	2019.12.26

Total	272,700,000	306,300,000

There are no commercial paper securities owned by KB Investment & Securities in accordance with the commercial paper purchase guarantee agreement above as of the end of 1H 2016 and 1H 2015.

[KB Capital]

(1)	As of the end of 1H 2016, the main borrowing agreements are as follows.

			(Unit: KRW thousands)
Lender	Type	Commitment Limit	Outstanding Amount
KEB Hana Bank	Commercial paper	50,000,000	50,000,000
Woori Bank	General loan	30,000,000	—
Nonghyup Bank	General loan	10,000,000	—
Jeonbuk Bank	General loan	10,000,000	—
Korea Development Bank	General loan	30,000,000	—
Shinhan Bank	Commercial paper	20,000,000	—

Total		150,000,000	50,000,000

(2)	As of the end of 1H 2016, KB Capital has entered into an agreement with Woori Bank according to which in the event of a default of a borrower relating to Woori Bank’s car installment loans, the relevant loans will be purchased by KB Capital. The guarantee amount as of the end of 1H 2016 was KRW761,623,000, and the fee revenue recognized by KB Capital relating thereto was KRW40,804,000. KB Capital recognized KRW47,350,000 in financial guarantee liabilities relating to such agreement as of the end of 1H 2016.

(3)	KB Capital entered into an agreement to additionally lend the amount of repayment of the existing loan up to the amount of the original loan in the event a borrower cannot fully repay the principal and interest by the maturity date in relation to new construction and sale of real estate. As of the end of 1H 2016, the amount unused under the agreement is KRW5,000 million. While additional losses may be incurred with respect to such loan agreement, the possibility is not high, and therefore, such effect was not reflected in the 1H 2016 financial statements.

(4)	As of the end of 1H 2016, there were 27 cases of ongoing litigation involving KB Capital as defendant (cumulative claimed amount KRW15,522 million).

[KB Investment]

•	Agreements to make up losses

As of the end of 1H 2016, KB Investment has entered into agreements, with respect to funds being managed by KB Investment as general partner (member), providing that, in the event the total assets distributable to investors are less than the total capital investment of the fund, KB Investment will preferentially make up losses to investors. As of the end of 1H 2016, the composition of such agreements to make up losses is as follows.

(Unit: KRW millions)
Fund	Limit on Losses
09-5 KB Venture Fund	1,500
KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	1,500
2011 KIF-KB IT Venture Fund	1,500
KoFC-KB Young Pioneer 1st Fund	750
KB12-1 Venture Investment	5,000
KB Start-up Creation Fund	2,000
KB Intellectual Property Fund	3,200
KB-Solidus Global Healthcare Fund	4,500
KB High-tech Company Investment Fund	2,500
KoFC KBIC Frontier Champ 2010-5(PEF)	10,000
KoFC POSCO HANWHA KB Shared Growth No.2 Private Equity Fund	10,000
KoFC Value-up Private Equity Fund	1,500

Total	43,950

•	Agreements to contribute capital

As of the end of 1H 2016, KB Investment has entered into agreements to contribute capital relating to investments in private equity funds. As of the end of 1H 2016, details relating to agreements to contribute capital are as follows.

	(Unit: KRW millions, USD thousands)
Fund	Capital Commitments (A)	Cumulative Capital Contribution (B)	Remaining Commitments (A – B)
2011 KIF-KB IT Venture Fund	13,000	12,220	780
KB Start-up Creation Fund	5,000	3,000	2,000
KB Intellectual Property Fund	16,000	9,600	6,400
KB-Solidus Global Healthcare Fund	50,000	1,000	49,000
KB High-tech Company Investment Fund	15,000	6,000	9,000
KBIC No. 3 Private Equity Fund	3,200	2,050	1,150
KoFC KBIC Frontier Champ 2010-5(PEF)	20,000	19,140	860
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	10,000	7,490	2,510
KT Global Investment Partnership Private Equity Fund	13,000	34	12,966
Korea GCC Global Cooperation Private Equity Fund	USD 10,000		USD 10,000

4.	Sanctions and Other Matters

A.	Sanctions

[Matters Relating to the Controlling Company]

[KB Financial Group]

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2013.11.11	KB Financial Group Former chairman Former vice president	Institutional caution Cautionary warning equivalent

-         Unjustifiable provision of non-public information, etc. (Article 48-3 Paragraph 2 of the Financial Holding Company Act)

-         Unjustifiable provision of non-public information, etc. (Article 48-3 Paragraph 2 of the Financial Holding Company Act)

				Stricter internal control and measures against the subject individuals	Stricter management and supervision of employees and executive officers

2014.09.12	KB Financial Group	Institutional warning

-         Damaged the sound management of a financial holding company through the exercise of unjust influence (Article 50 Paragraph 1, Article 57 Paragraph 1 of the Financial Holding Company Act)

-         While at the time of the spin-off of its subsidiary’s card business, an “institutional warning” should have been a required measure due to the third party illegal provision of personal credit information, separate measures were dropped because a similar case for the same event resulted in an “institutional warning” on June 26, 2014 (additional notice relating to the institutional warning (September 12, 2014)) [FSS notification date: February 11, 2015]

				Stricter internal control and measures against the subject individuals	Stricter management and supervision of employees and executive officers
	Current chairman Current senior managing director	3m suspension of duties 3m suspension	- Damaged the sound management of a financial holding company through the exercise of unjust influence (Article 50 Paragraph 1, Article 57 Paragraph 1 of the Financial Holding Company Act)

[Matters Relating to the Subsidiaries]

[Kookmin Bank]

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2013.05.23	Kookmin Bank	Assessment of fine (KRW4 million)	- Violation of real name financial transactions and free issuance of cash custody receipt (Article 3 of the Act on Real Name Financial Transactions and Confidentiality)	Stricter internal control and measures against the subject individuals	Stricter business guidance and management and supervision
2013.09.11	Kookmin Bank	Institutional caution and assessment of fine (KRW20 million)	- Article 52-2 (Prohibition, etc. of Unfair Business Practices) and Article 69 (Fines for Negligence) of the Bank Act	Stricter internal control (data processing control) and measures against the subject individuals	Stricter business guidance and management and supervision
2013.09.24	Three former deputy chairmen	Reprimand equivalent (2 people) Caution equivalent (1 person)	- Failure to implement internal control system relating to amendments in loan transaction agreements (Article 23-3 of the Bank Act, Article 17-2 of the Enforcement Decree of the Bank Act)	Warning measures against the subject individuals	Stricter business guidance and management and supervision
2013.11.27	Kookmin Bank	Assessment of fine (KRW4 million)

-    Poor business conduct of early withdrawal of retirement pensions (Article 20 and Article 35 of the former Act on the Guarantee of Workers’ Retirement Benefits (prior to the amendment to Act No. 10967 on July 25, 2011))

				Warning measures against the subject individuals	Stricter business guidance and management and supervision
2014.08.28	Kookmin Bank Tokyo/ Osaka branch	- Suspension of new business (14.09.04~15.01.03) - Submission of business improvement plan - Submission of improved situation report in accordance with business improvement plan	- Execution of illegal loans by former branch head and executive officers and employees (Article 47 Paragraphs 2 and 4, Article 26 Paragraph 1 of the Japanese Banking Act)	Submission of business improvement plan, personnel- related measures and prosecution against subject individuals	Stricter business guidance and management and supervision

2014.08.28	Kookmin Bank	Institutional warning

-       Misappropriation of repayment funds of national housing bonds due to negligence in internal control (Article 23-3 of the Bank Act)

-       Violation of duty to check real name in financial transaction and confirm customer (Article 3 of the Act on Real Name Financial Transactions and Confidentiality)

-       Poor management of head office regarding Tokyo branch (Article 23-3 of the Bank Act)

-       While an “institutional warning” should have been issued due to the unjust provision to a third party of individual credit information, separate measures were dropped because a similar case for the same event resulted in an “institutional warning” on June 26, 2014 (additional notice relating to the institutional warning (August 28, 2014, September 4, 2014)) [FSS notification date: February 11, 2015]

				Stricter internal control and warning measures against the subject individuals	Stricter business guidance and management and supervision
	- 3 former heads - 1 current head - 1 former deputy chairman	- 3m pay cut (2 people) - Reprimand (1 person) - Reprimand (1 person) - Reprimand equivalent (1 person)	- Misappropriation of repayment funds of national housing bonds due to negligence in internal control (Article 23-3 of the Bank Act)
- 2 former chairmen - 1 current chairman - 1 former standing auditor - 4 former deputy chairmen - 2 former heads

-       Cautionary warning equivalent (2 people)

-       Cautionary warning (1 person)

-       Reprimand warning equivalent (1 person)

-       3 month pay cut equivalent (2 people)

-       Reprimand equivalent (2 people)

-       Reprimand (1 person)

-       Reprimand equivalent (1 person)

-       Poor management of head office regarding Tokyo branch (Article 23-3 of the Bank Act)

-       While the unjust provision to a third party of individual credit information by one former chairman and one former deputy chairman could have been construed as an “illegal, unjustifiable matter of a retiree (cautionary warning equivalent),” additional measures were dropped as a “cautionary warning equivalent” was already given on August 28, 2014 [FSS notification date: February 11, 2015]

2014.09.04	Kookmin Bank	Institutionalwarning (cause of the August 28, 2014 institutional warning was added)	- Misrepresentation and false reporting of change in model of host computer (Article 23-3 of the Bank Act)	Stricter internal control and warning measures against the subject individuals	Stricter business guidance and management and supervision
	- 1 current chairman - 1 current deputy chairman - 2 current heads	- Reprimand warning (1 person) - Cautionary warning (1 person) - 1 month pay cut (1 person) - 3 month suspension (1 person)
2015.03.02	- 3 former compliance officers	- Reprimand (2 people) - Caution (1 person)	- Poor conduct of duties of compliance officer with respect to overseas branches (Article 23 Paragraph 3 of the Bank Act)	Stricter internal control and warning measures against the subject individuals	Stricter business guidance and management and supervision

[KB Kookmin Card]

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence

2014.02.11	KB Kookmin Card	Assessment of fine (KRW5 million)	- Violation of duty to report illegal solicitation of credit cards (Article 14-5 of the Specialized Credit Finance Business Act)	Training of executive officers and employees and warning measures against the subject individuals	Stricter business guidance and management and supervision

2014.02.16	KB Kookmin Card	3 month partial suspension of operations	- Massive leakage of user information of credit card members (Article 24 of the Specialized Credit Finance Business Act, Article 19 of the Credit Information Use and Protection Act)	Stricter internal control	Stricter business guidance and management and supervision
		Assessment of fine (KRW6 million)	- Poor establishment and management of measures for the safety protection of the credit information data processing system (Article 19 and Article 52 of the Credit Information Use and Protection Act)

2014.03.19	KB Kookmin Card	Institutional warning and assessment of fine (KRW10 million)	- Insurance solicitation by misrepresenting the content of the insurance products (Article 97 Paragraph 1Sub-paragraph 1) of the Insurance Business Act)	Stricter internal control and warning/measures against the subject individuals	Stricter business guidance and management and supervision
	Current managing director	Reprimand

2014.10.31	KB Kookmin Card	Assessment of fine (KRW9 million)

-   Non-destruction of personal information (information that should have been destroyed or separately stored due to termination of membership or lapse of expiration date was stored together with general member information) (Article 21 Paragraph 1 of the Personal Information Protection Act)

				Stricter internal control and warning against the subject individuals	Stricter business guidance and management and supervision

2015.02.12	KB Kookmin Card	3 month partial suspension of operations (measures taken 2014.02.16)	- Massive leakage of user information due to failure to establish customer information safety protection measures (Article 24 of the Specialized Credit Finance Business Act)	Stricter internal control	Stricter business guidance and management and supervision
		Assessment of fine (KRW22 million) (KRW6 million previously assessed 2014.02.16)	- Failure to execute a security management agreement when outsourcing the handling duties of personal credit information (Article 17 and Article 19 of the Credit Information Use and Protection Act)	Stricter internal control	Stricter business guidance and management and supervision
	Former representative director	Recommendation of dismissal equivalent	- Failure to execute a security management agreement when outsourcing the handling duties of personal credit information (Article 17 and Article 19 of the Credit Information Use and Protection Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Former representative director	Caution equivalent	- Failure to appropriately supervise failure to destroy customer information without purpose to retain (Article 50-6 of the Specialized Credit Finance Business Act)	Maintenance of personnel records	Stricter business guidance and management and supervision
	Former standing auditor	Cautionary warning equivalent	- Poor conduct of audit duties	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision

	Former managing director	Dismissal equivalent	- Poor performance in establishing safety measures such as controlling access to the FDS management system (Article 13 of the Electronic Financial Supervisory Regulations)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Former managing director	3 month pay cut equivalent	- Poor conduct of credit information management and protection duties (Article 19 of the Credit Information Use and Protection Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Former managing director	Reprimand equivalent	- Failure to destroy customer information without purpose to retain (Article 50-6 of the Specialized Credit Finance Business Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Former managing director	Reprimand equivalent	- Failure to destroy customer information without purpose to retain (Article 50-6 of the Specialized Credit Finance Business Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Current senior managing director	Reprimand	- Failure to review security for external orders (Article 60 of the Electronic Financial Supervisory Regulations)	Disciplinary action	Stricter business guidance and management and supervision
	Current representative director	Cautionary warning	- Poor supervision of unjustifiable provision of personal credit information (Article 32 of the Credit Information Use and Protection Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Current deputy branch manager	3 month pay cut	- Poor internal control of compliance officer and review of internal regulations	Disciplinary action	Stricter business guidance and management and supervision
2015.03.06	KB Kookmin Card	Assessment of fine (KRW6.75 million)

-    Violation of law restricting the transmission of advertising information for profit purposes (Article 50 Paragraph 4/Article 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc.)

				Improve methods to block receipt of such transmission	Improved system to enable blocking emails without logging in as a web member

[KB Investment & Securities]

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure		Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2014.03.28	KB Investment & Securities	Institutionary warning	-	Poor management and supervision of employee who violated regulation of “prohibition of act of using non-public material information” relating to CJ E&M’s 2013 3Q operating results (Article 174 Paragraph 1 / Article 422 of the Capital Market Act)	Stricter internal control and disciplinary action against the subject individuals completed	Stricter business guidance and management and supervision (constant monitoring)

[KB Life Insurance]

Date	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence

2013.10.10	KB Life Insurance Two executive officers	Former head of AM, DM sales reprimand equivalent (1 person) Head of DM sales 3 month pay cut (1 person)

-   Violation of prohibition on payment of commissions on insurance solicitation

-   Violation of prohibited acts relating to insurance agreement execution or solicitation (Article 97, Article 99 of the Insurance Business Act, Article 42-2 of the Enforcement Decree of the Insurance Business Act)

				Stricter internal control and notification of measures to subject individuals and recording and maintenance of personnel records	Stricter business guidance and management and supervision
	KB Life Insurance One executive officer	Former head of AM, DM sales caution equivalent (1 person)

-   Violation of prohibited acts relating to insurance agreement execution or solicitation (Article 97 of the Insurance Business Act, Article 42-2 of the Enforcement Decree of the Insurance Business Act)

				Stricter internal control and notification of measures to subject individuals and recording and maintenance of personnel records	Stricter business guidance and management and supervision
	KB Life Insurance	Institutional caution	- Violation of prohibition on payment of commissions on insurance solicitation (Article 99 of the Insurance Business Act)	Improvement of relevant process	Stricter business guidance and management and supervision
Penalty (KRW55 million)

-   Violation of prohibited acts relating to insurance agreement execution or solicitation (Article 97 of the Insurance Business Act, Article 42-2 of the Enforcement Decree of the Insurance Business Act)

				Improvement of relevant process	Stricter business guidance and management and supervision

[KB Asset Management]

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence

2013.05.02	Managing director	Caution

-   Violation of regulation prohibiting transactions between discretionary investment assets and collective investment assets (Article 98 Paragraph 2 Sub-paragraph 5 of the FSCMA/Article 85 Sub-paragraph 5 of the FSCMA)

				Report to the board of directors and personnel-related measures against the subject individuals	Stricter business guidance and management and supervision

2013.11.05	KB Asset Management 15 former and current employees	- Fine of KRW87.5 million - Reprimand of one current employee - Caution against six current employees - Notification of fact of violation of law of retired employees to all employees (8 people)	- Violation of restriction against cross trading among collective investment assets and linked cross trading	Report to the board of directors and personnel-related measures against the subject individuals	Stricter business guidance and management and supervision

2015.06.22	KB Asset Management	Institutional caution and fine of KRW50 million

-   Violation of bond ex-ante asset division procedures (Article 80, Article 85, Article 98 of the FSCMA)

-   Violation of restriction on sales of financial investment products by executive officers and employees (Article 63 of the FSCMA, Article 64 of the Enforcement Decree of the FSCMA)

				Report to the board of directors and personnel-related measures against the subject individuals	Stricter business guidance and management and supervision
	Head Compliance officer	Reprimand Request of measures	- Violation of bond ex-ante asset division procedures (Article 80, Article 85, Article 98 of the FSCMA)
	Former representative director	Notification of fact of violation of law of retired employees Fine of KRW25 million	- Violation of restriction on sales of financial investment products by executive officers and employees (Article 63 of the FSCMA, Article 64 of the Enforcement Decree of the FSCMA)

[Other Affiliated Companies]

-	Not applicable

B.	Significant Matters that Occurred After the Date of Submission of the Securities Registration Statement

-	Not applicable

C.	Matters Relating to the Protection of Depositors of a Financial Company

(1)	Matters relating to the protection of depositors

1)	Summary of depositor protection system

In the event a financial institution cannot pay out deposits due to suspensions on payment of deposits, cancellation of operating license, dissolution or bankruptcy, with respect to financial institutions purchasing deposit insurance in accordance with the Depositor Protection Act, the Korea Deposit Insurance Corporation will pay out insurance proceeds to protect depositors and stabilize the financial system, which started on January 1, 1997.

2)	Protected products and unprotected products

Protected products	Unprotected products

-         Demand deposits such as ordinary deposits, special deposits, checking deposits, etc.

-         Savings-type deposits such as time deposits, savings deposits, MMDA, housing application deposits, etc.

-         Installment deposits such as fixed installment deposits, housing application installment deposits, mutual installment deposits, etc.

-         Principal preservation-type trusts such as pension trusts, retirement trusts, etc. and cover bills, foreign currency deposits

-         Defined contribution retirement pensions and individual retirement pension accumulated funds among retirement pension products

- CD, RP, bank issued bonds - Investment-type trusts such as money market trusts and development trusts - Financial investment products (beneficiary certificates, mutual funds, etc.)

3)	Limitations on protection

A maximum of KRW50 million of principal and prescribed interest per person within one financial institution is protected, and if the depositor has loans with such financial institution, such loan amount will be deducted (set off) from the deposit amount and the remaining amount will be protected. However, in the case of defined contribution retirement pensions and individual retirement pension accumulated funds which are managed as deposit protection subject financial products, up to KRW50 million is protected per person (if there are more than two retirement pensions, the sum thereof).

4)	Payment of insurance premium

Payment of insurance premium (deposit insurance premium, special contribution) in the amount of product of the average balance of deposits, etc. and the premium rate to the Korea Deposit Insurance Corporation.

(2)	Matters relating to deposited assets

The FSCMA requires financial institutions to manage investments in securities (collective investment securities) in deposits or trusts separate from their proprietary funds in order to protect investors from bankruptcies of financial institutions, and the Company is in compliance with the regulations to protect deposited assets under the FSCMA through the separate deposit of investors’ deposits for the purchase of collective investment securities in its trust division’s trust account in accordance with Article 74 (Separate Depositing of Investor’s Deposit) Paragraph 2 of the FSCMA.

[Related laws and provisions]

Article 74 of the FSCMA (Separate Depositing of Investor’s Deposit)

(1) An investment trader or investment broker shall separate an investor’s deposit (referring to money deposited by investors in connection with trading of financial investment instruments and other transactions; hereinafter the same shall apply) from its proprietary property and shall place it in a deposit or trust account with a financial securities company.

(2) Notwithstanding paragraph (1), any investment trader or investment broker specified by Presidential Decree, from among the business entities that run a financial investment business concurrently, may deposit the investor’s deposit in a trust business entity (excluding financial securities companies; hereafter the same shall apply in this Article) instead of placing it in a deposit or trust account under paragraph (1). In such cases, the investment trader or investment broker may execute a self contract, notwithstanding Article 2 of the Trust Business Act, if it runs a trust business. <Amended by Act No. 10924, Jul. 25 2011>

D.	Matters Relating to the Protection of Customer Information

[Kookmin Bank]

Kookmin Bank reinforced its internal control relating to information protection from November 2013 by elevating its information protection organization from a section to a division and managing the information protection exclusive organization together, and strengthened its management over the security system through newly establishing an exclusive organization for the inspection of information protection and hiring security technology professionals.

In order to block external leakage of customer information, control over external transfers, such as cutting off the internet of PCs used by subcontractors, formatting PCs when externally transferred, installation of x-ray search machines, was reinforced, and technical security measures were implemented, including encryption of all document files and partition of internal and external networks, and reinforced security policies are being implemented, including additional certification when executive officers, employees and subcontractors access the customer information database.

With respect to companies that process customer information through consignment, site inspections of information protection management conditions are conducted, and a personal information misuse prevention system to continuously monitor the series of procedures, such as the collection, use, provision, storage and destruction of personal information, was established in January 2016.

The procedures for the provision and use of customer information among affiliate companies, such as approval, inspection, report, etc., have been standardized, and Kookmin Bank is in compliance with relevant laws through the establishment and management of an approval system for the request and provision of customer information.

In addition, regular training sessions relating to customer information management are held for all executive officers and employees to promote awareness of the issue, and such awareness is reflected in operations through the enactment of the KB personal information protection charter and the annual pledge of all executive officers and employees, etc.

Notwithstanding such efforts of Kookmin Bank to protect information, if a security breach such as the leakage of information occurs, expenses necessary to settle such incident, such as damages for a class action of harmed customers and civil complaints, may be incurred. Please be aware of the possibility that revenues may decline due to adverse effect to management, reputation etc. resulting from sanctions against Kookmin Bank and its management.

[KB Kookmin Card]

-	Measures to prevent reoccurrence of customer information theft

After KB Kookmin Card’s incident of customer information theft, it reinforced its information security system through the establishment of a virtual PC environment, the partition of internal and external networks, certification of users using fingerprint recognition, etc. A comprehensive response task force was established to identify matters for improvement of the information protection process and actually implement such system. Comprehensive response measures relating to personal information leakage reoccurrence prevention were carried out, and improvement plans by operational process were implemented and monitored. In addition, KB Kookmin Card seeks to prevent reoccurrence of such an incident by constructing a stronger customer information protection system and continuously supplementing the customer information management procedures.

E.	Green Management

[Kookmin Bank]

-	In accordance with Article 42 Paragraph 5 of the Framework Act on Low Carbon, Green Growth, Kookmin Bank was designated as an entity managing greenhouse emissions and energy targets. (Initial designation in June 2012)

Accordingly, greenhouse gas emissions and energy usage amounts are verified by an external specialized institution annually and submitted to the government, of which the amounts for the past five years are as follows.

Type	2011	2012	2013	2014	2015
Greenhouse gas (tCO2)	130,577	129,130	125,714	120,040	121,277
Energy usage amount (TJ)	1,863	1,995	1,895	1,795	1,831

While the amount of greenhouse gas emissions slightly increased due to the expansion of data processing infrastructure caused by an increase in online financing and reinforcement of data management, Kookmin Bank is continuously making efforts to decrease greenhouse gas through the installation of LED lights in all of its branches and use of standby power blocking equipment (annual sequential installation of approximately 100 branches), improvement in efficiency of heating facilities of its owned buildings and implementation of various energy savings campaigns.

X.	RELATED PARTY TRANSACTIONS

1.	Related Party Transactions (Other than with the Largest Shareholder)

A.	Acquisition of Hybrid Bonds Issued by KB Capital

-	Date of acquisition: March 27, 2015

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date (yyyy.mm.dd)
KB Capital	Subsidiary	The 299th private placement hybrid bonds	KRW50 billion	Additional capital	5.011%	2045.03.27

-	Date of acquisition: September 24, 2015

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date (yyyy.mm.dd)
KB Capital	Subsidiary	The 320th private placement hybrid bonds	KRW50 billion	Additional capital	4.606%	2045.09.24

-	Date of acquisition: March 29, 2016

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date (yyyy.mm.dd)
KB Capital	Subsidiary	The 323rd private placement hybrid bonds	KRW50 billion	Additional capital	4.396%	2046.03.29

-	Date of acquisition: June 28, 2016

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date (yyyy.mm.dd)
KB Capital	Subsidiary	The 352nd private placement hybrid bonds	KRW50 billion	Additional capital	4.064%	2046.06.28

B.	Funding for KB Investment

-	Date of credit facility: June 29, 2009 (non-guaranteed credit loan)

Company Name	Relationship	Item	Amount of Loan	Remaining Balance	Interest Rate	Maturity Date (yyyy.mm.dd)
KB Investment	Subsidiary	Loan	KRW20 billion	0	CD3M+94bp	2015.02.23 (Repaid)

1.	Purpose: for operations and to pay off loans from other financial institutions.

I.	OVERVIEW OF HYUNDAI SECURITIES

1.	Overview

A.	Legal and Business Name

•	The name of the company is Hyundai Securities Co., Ltd.

B.	Date of Establishment

•	Hyundai Securities was established on June 1, 1962 as Kookil Securities Co., Ltd., and changed its name to Hyundai Securities Co., Ltd. on June 5, 1986.

C.	Address, Telephone Number, Website of Head Office

•	Address: 4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul 07330, Korea

•	Telephone Number: +82-2-6114-0114

•	Website: http://www.hdable.co.kr

D.	Regulatory Framework for the Operation of the Entity’s Business

•	Hyundai Securities operates its business pursuant to the KCC, the Civil Code, the FSCMA, the Foreign Exchange Transactions Act and the Employee Retirement Benefit Security Act.

E.	Main Business Operations and New Lines of Business Planned

Business Operations	Description	Name of Company (the Controlling Company and its Main Subsidiaries)
Asset management	Provision of brokerage services as well as asset management products and services to retail, corporate and institutional customers	Hyundai Securities

Investment banking	Provision of corporate advisory services related to corporate funding as well as underwriting services, including corporate bond offerings, structured finance, initial public offerings, capital increases and M&A advisory	Hyundai Securities

Capital markets	Securities and derivatives transactions and proprietary investments	Hyundai Securities

Savings bank	Mutual savings bank operations, including provision of financial services such as lending and deposit-taking services	Hyundai Savings Bank

[Description of the business of the controlling company (Hyundai Securities)]

•	The main business operations of Hyundai Securities comprise provision of financial services, including dealing, brokerage, underwriting, investment advisory, discretionary investment management and trust services, and ancillary services to retail and corporate customers pursuant to the FSCMA. Hyundai Securities has increased its growth and profitability through diversification of its revenue streams by segmenting its operations into the following business segments: asset management (brokerage services and sales of financial products), corporate finance (underwriting, structured finance and initial public offerings) and trading (trading of stocks, bonds and derivatives).

•	The objective of Hyundai Securities is to engage in the businesses specified in the following table. For further details with respect to the main business operations of Hyundai Securities, see “II. Description of Business of Hyundai Securities” below.

Businesses

1. Dealing and trading services pursuant to the FSCMA;

2. Brokerage services pursuant to the FSCMA;

3. Collective investment services pursuant to the FSCMA;

4. Investment advisory services pursuant to the FSCMA;

5. Discretionary investment management services pursuant to the FSCMA;

6. Trust services pursuant to the FSCMA;

7. Undertaking of business on behalf of the state or public entities;

8. Financial transactions involving investors’ deposits;

9. Asset management work and consignment work for asset securitization companies pursuant to the Asset-backed Securitization Act;

10. Management of third party security rights in securities and money in investors’ accounts;

11. Services related to bond offerings pursuant to the KCC;

12.Corporate finance services and lending services determined and announced by the FSC;

13. Securities lending and borrowing services and brokerage, arrangement or agency services related thereto;

14. Guarantee of payment services;

15. Trading of Korean won-denominated certificates of deposit, and brokerage, arrangement and agency services related thereto;

16. Trading of debt and other securities, and brokerage, arrangement and agency services related thereto;

17. Brokerage, arrangement and agency services related to loans;

18. Trading and brokerage of gold bullions;

19. Lending services as a retirement pension service provider with respect to loans secured by pensionable rights under the Employee Retirement Benefit Security Act;

20. Insurance agency and insurance brokerage services;

21. General administration and management;

22. Foreign exchange and exchange brokerage services pursuant to the Foreign Exchange Transactions Act;

23. Electronic funds transfer services pursuant to the Electronic Financial Transactions Act;

24. Retirement pension services under the Employee Retirement Benefits Security Act;

25. Trust services for secured bonds under the Secured Bond Trust Act;

26. Services as an asset management company under the Real Estate Investment Company Act;

27. Services as a corporate restructuring company under the Industrial Development Act;

28. Services as a small and medium enterprise establishment investment company under the Support for Small and Medium Enterprise Establishment Act

29. Services as a new technology project financing company under the Specialized Credit Finance Business Act; and

30. All other incidental businesses permitted to a financial investment company under the FSCMA.

[Description of business of the major subsidiary]

•	In November 2011, Hyundai Securities acquired Daeyeong Mutual Savings Bank Co., Ltd., subsequently renamed it Hyundai Savings Bank Co., Ltd. and added it as a subsidiary. Hyundai Savings Banks is promoting diversification of its revenues streams through development of specialized financial products and expansion of its sales network.

•	The following table summarizes the main business operations of the major subsidiary company. For further details with respect to the business of Hyundai Savings Bank, see “II. Description of Business of Hyundai Securities” below.

Major Subsidiary	Description
Hyundai Savings Bank Co., Ltd.	As a financial services provider engaged in lending and deposit-taking activities for small- and medium-sized enterprises, small merchants and the working class pursuant to the Mutual Savings Bank Act, Hyundai Savings Bank provides financial services such as deposit-taking services (demand deposits and time deposits) and lending services (working capital loans and secured loans).

1.	Major subsidiary refers to a subsidiary that had total assets of KRW75 billion or more as of the end of the previous year.

F.	Overview of Consolidated Subsidiaries

•	As of June 30, 2016, Hyundai Securities had a total of 108 consolidated subsidiaries (including one major subsidiary). A summary of the consolidated subsidiaries as of June 30, 2016 is as follows:

(Unit: KRW thousands)

Company Name	Date of Establishment	Address	Main Business Operations	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Hyundai Securities America Inc.	March 26, 1996	1370 Avenue of the Americas, Suite 1900, NY, NY 100019	Securities	24,671,132	Meets all of the following conditions: (i) power over the investee, (ii) exposure to variable returns and (iii) a link between power and returns (paragraph 7 of K-IFRS 1110)	Not applicable

Hyundai Securities ASIA Ltd.	June 24, 1997	Suite 2301-04, Citic Tower, 1 Tim Mei Avenue, Central, Hong Kong, China	Securities	38,750,238	Same as above	Not applicable

Hyundai Savings Bank Co., Ltd.	May 15, 1972	652, Seolleung-ro, Gangnam-gu, Seoul	Mutual savings bank	1,303,315,411	Same as above	Applicable (Total assets as of the end of the previous year was KRW75 billion or more)

Hyundai Asset Management Co., Ltd.	November 24, 2008	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Investment	31,966,941	Same as above	Not applicable

Jueun Power Middle 7	July 4, 1998	See note 3	Beneficiary certificates	18,999,498	Same as above	Not applicable

G1 Shinhan Special Short Public Bonds H-3	September 11, 1998	See note 3	Beneficiary certificates	86,125	Same as above	Not applicable

Hanareum Gold Middle 3	April 21, 1998	See note 3	Beneficiary certificates	122,991	Same as above	Not applicable

Hyundai Youfirst Private Real Estate Trust 1	June 29, 2009	See note 3	Beneficiary certificates	2,257,380	Same as above	Not applicable

Hyundai Smart Index Alpha Derivative Feeder Trust 1	July 8, 2009	See note 3	Beneficiary certificates	9,699,810	Same as above	Not applicable

Hyundai TRUST Bond Feeder Trust 1	July 8, 2009	See note 3	Beneficiary certificates	13,708,677	Same as above	Not applicable

Hyundai Strong Korea Equity Trust 1	September 27, 2010	See note 3	Beneficiary certificates	31,306,721	Same as above	Not applicable

Hyundai Kidzania Equity Feeder Trust 1	August 16, 2010	See note 3	Beneficiary certificates	2,401,226	Same as above	Not applicable

Hyundai Value Plus Equity Feeder Trust 1	August 9, 2010	See note 3	Beneficiary certificates	14,611,706	Same as above	Not applicable

Hyundai DynaMIX Securities Feeder Investment Trust 1	February 1, 2013	See note 3	Beneficiary certificates	—	Same as above	Not applicable

Hyundai Quant Long Short Securities Feeder Investment Trust 1	July 24, 2014	See note 3	Beneficiary certificates	—	Same as above	Not applicable

Hyundai China Index Plus Investment Trust 1	June 29, 2012	See note 3	Beneficiary certificates	—	Same as above	Not applicable

Hyundai Strong-small Corporate Trust 1	June 8, 2011	See note 3	Beneficiary certificates	22,418,125	Same as above	Not applicable

Hyundai Youfirst Private Equity Real Estate Investment Trusts 15	September 27, 2013	See note 3	Beneficiary certificates	149,161,778	Same as above	Not applicable

Heungkuk Highclass Private Real Estate Trust 21	April 18, 2014	See note 3	Beneficiary certificates	17,634,312	Same as above	Not applicable

JB New Jersey Private Real Estate Fund 1	October 14, 2014	See note 3	Beneficiary certificates	16,230,912	Same as above	Not applicable

Heungkuk Global Highclass Private Real Estate Trust 23	December 23, 2014	See note 3	Beneficiary certificates	132,109,211	Same as above	Not applicable

Kyobo Axa Private Tomorrow Star Separate Taxation High Yield Securities Investment Trust 1	June 22, 2015	See note 3	Beneficiary certificates	20,231,583	Same as above	Not applicable

Aquila Blobal Real AssetsFund No. 1 LP	June 18, 2014	See note 3	Beneficiary certificates	17,787,758	Same as above	Not applicable

Able Ocean Co., Ltd.	February 14, 2013	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	29,864,416	Same as above	Not applicable

Ms Sejong 4th Co., Ltd.	November 27, 2013	66, Eulji-ro, Jung-gu, Seoul	Asset securitization	10,188,872	Same as above	Not applicable

Able DCM 2nd Co., Ltd.	September 6, 2013	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	30,288,608	Same as above	Not applicable

M Square Dongchun 3rd Co., Ltd.	September 6, 2013	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	5,949,977	Same as above	Not applicable

Hthehill 5th Co., Ltd.	April 4, 2014	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	30,280,963	Same as above	Not applicable

Able DFI Series 1 Co., Ltd.	May 29, 2014	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	21,165,957	Same as above	Not applicable

Able Land 1st Co., Ltd.	May 29, 2014	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	41,883,778	Same as above	Not applicable

Able DF Co., Ltd.	April 10, 2014	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	5,200,340	Same as above	Not applicable

Namyangjuhyado 1st Co., Ltd.	August 14, 2014	97 Uisadang-daero, Yeongdeungpo-gu, Seoul	Asset securitization	2,674,307	Same as above	Not applicable

Able E&D No.2 Co., Ltd.	November 17, 2014	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	17,742,525	Same as above	Not applicable

2014 Ableopo 2nd Co., Ltd.	December 3, 2014	2-24, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	27,259,893	Same as above	Not applicable

Able DCM Blue Co., Ltd	October 13, 2014	97 Uisadang-daero, Yeongdeungpo-gu, Seoul	Asset securitization	21,599,404	Same as above	Not applicable

Able DCM White Co., Ltd.	December 15, 2014	97 Uisadang-daero, Yeongdeungpo-gu, Seoul	Asset securitization	8,503,337	Same as above	Not applicable

Aa-03 2nd Co., Ltd.	November 13, 2014	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	30,176,486	Same as above	Not applicable

R1-1 Co., Ltd.	October 1, 2014	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	10,160,905	Same as above	Not applicable

Able DCM 6th Co., Ltd.	November 13, 2014	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	160,547,315	Same as above	Not applicable

Happycell 1st. Co., Ltd.	December 15, 2014	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	21,035,821	Same as above	Not applicable

Lsm 1st. Co., Ltd.	April 16, 2015	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	10,094,155	Same as above	Not applicable

Pure Gwanggyo 1st L.L.C.	April 17, 2015	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	2,572,104	Same as above	Not applicable

Beautiful House 1st L.L.C.	April 17, 2015	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	2,614,686	Same as above	Not applicable

Eco Gwanggyo 1st L.L.C.	April 17, 2015	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	2,413,906	Same as above	Not applicable

Smart Gwanggyo 1st L.L.C.	April 17, 2015	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	2,374,598	Same as above	Not applicable

Hws Co., Ltd.	June 15, 2015	52, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	10,265,014	Same as above	Not applicable

Hdsinbu 3rd L.L.C.	January 2, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	21,065,969	Same as above	Not applicable

Annex Able Co., Ltd.	May 1, 2015	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	17,277,515	Same as above	Not applicable

Able Munhyeon 1st Co., Ltd.	May 27, 2015	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	21,228,501	Same as above	Not applicable

Able Munhyeon 2nd Co., Ltd.	May 27, 2015	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	1,657,327	Same as above	Not applicable

Able Haeundae 1st Co., Ltd.	September 14, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	4,770,397	Same as above	Not applicable

Able Mercury 1st Co., Ltd.	July 13, 2015	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	30,026,532	Same as above	Not applicable

Han-sung Dangjin 1st Co., Ltd.	August 13, 2015	2-24, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	6,850,613	Same as above	Not applicable

Able ST 1st Co., Ltd.	November 5, 2015	6-33, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	12,887,254	Same as above	Not applicable

Oxford Third Co., Ltd.	November 5, 2015	6-33, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	50,917,965	Same as above	Not applicable

WJSY Co., Ltd.	November 20, 2014	6, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	17,373,799	Same as above	Not applicable

BDSF 5th L.L.C.	August 24, 2015	97 Uisadang-daero, Yeongdeungpo-gu, Seoul	Asset securitization	29,679,583	Same as above	Not applicable

Han-sung Asan 1st Co., Ltd.	November 27, 2015	2-24, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	10,196,238	Same as above	Not applicable

Huefore Myungji Co., Ltd.	November 26, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	17,251,557	Same as above	Not applicable

HDBK 2nd Co,. Ltd.	October 28, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	9,595,769	Same as above	Not applicable

HDES 1st Co., Ltd.	November 5, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	51,794,615	Same as above	Not applicable

HDBK 1st Co., Ltd.	October 20, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	5,630,188	Same as above	Not applicable

SJB 1st Co., Ltd.	November 13, 2015	6-33, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	27,106,438	Same as above	Not applicable

CD One 2nd Co., Ltd.	November 18, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	5,341,530	Same as above	Not applicable

CD Two 2nd Co., Ltd.	November 18, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	21,868,033	Same as above	Not applicable

Able Rich 1st Co., Ltd.	November 5, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	17,209,918	Same as above	Not applicable

Able LKP Co., Ltd.	November 17, 2015	6-15, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	20,515,841	Same as above	Not applicable

Able Sosa 1st Co., Ltd.	December 2, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	76,999,785	Same as above	Not applicable

Able Sosa 2nd Co., Ltd.	December 2, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	77,018,869	Same as above	Not applicable

Preston 1st Co., Ltd.	November 3, 2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	152,036,281	Same as above	Not applicable

Able Ns Co., Ltd.	October 20, 2015	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	14,063,472	Same as above	Not applicable

ELP 5th Co., Ltd.	November 30, 2015	62, Ogeum-ro, Songpa-gu, Seoul	Asset securitization	—	Same as above	Not applicable

Able Hana Co., Ltd	February 1, 2016	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	—	Same as above	Not applicable

Able 7 Valley Co., Ltd.	January 15, 2016	2-28, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	—	Same as above	Not applicable

SM Sejong 1st Co., Ltd.	March 7, 2016	2-24, Gukjegeumyoong-ro, Yeongdeungpo-gu, Seoul	Asset securitization	—	Same as above	Not applicable

Smart Dongtan 2nd Co., Ltd	March 24, 2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	—	Same as above	Not applicable

Able HS Co., Ltd.	February 22, 2016	4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Asset securitization	—	Same as above	Not applicable

IBUPC 2nd Co., Ltd	May 11, 2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	—	Same as above	Not applicable

Able Mow 1st Co., Ltd.	April 8, 2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	—	Same as above	Not applicable

Able Yongjuk 1st Co., Ltd.	April 19, 2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	—	Same as above	Not applicable

Able Lake 1st Co., Ltd.	April 19, 2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset securitization	—	Same as above	Not applicable

Samsung Securities Co., Ltd. MMT 4	April 13, 2016 April 20, 2016 May 4, 2016 May 4, 2016	See note 3	Specified money trust	—	Same as above	Not applicable

Able Quant Asia Pacific Feeder Fund(T.E.) Limited	May 6, 2013	See note 3	Beneficiary certificates	107,893,703	Same as above	Not applicable

Able Quant Asia Pacific Master Fund Limited	May 6, 2013	See note 3	Beneficiary certificates	107,919,985	Same as above	Not applicable

Global Investment Opportunity Limited	January 4, 2011	Tiara Labuan Jalan Tanjing Batu 87000 Federal Territory of Labuan East Malaysia	Financial and real estate investment	16,683,620	Same as above	Not applicable

AQG CAPITAL MANAGEMENT PTE. LTD.	February 21, 2013	50 Raffles Place, #06-00, Singapore Land Tower, Singapore 048623	Collective investment	2,719,413	Same as above	Not applicable

HYUNDAI ABLE INVESTMENTS PTE, LTD.	March 5, 2013	50 Raffles Place, #06-00, Singapore Land Tower, Singapore 048623	Dealing and trading	12,328,459	Same as above	Not applicable

Hyundai Smart Index Alpha Derivative Master Trust	July 8, 2009	See note 3	Beneficiary certificates	9,675,726	Same as above	Not applicable

Hyundai TRUST Bond Master Trust	July 8, 2009	See note 3	Beneficiary certificates	15,316,100	Same as above	Not applicable

Hyundai Value Plus Equity Master Trust	August 9, 2010	See note 3	Beneficiary certificates	15,250,764	Same as above	Not applicable

Hyundai DynaMIX Securities Master Investment Trust	February 1, 2013	See note 3	Beneficiary certificates	—	Same as above	Not applicable

Hyundai Quant Long Short Securities Master Investment Trust	July 24, 2014	See note 3	Beneficiary certificates	—	Same as above	Not applicable

AGRAF Real Estate No. 1 Senningerberg	August 7, 2014	5. Heienhaff L-1736 Senningerberg, Luxemburg	Asset securitization	17,213,835	Same as above	Not applicable

AGRAF Real Estate Holding No. 1 Senningerberg	August 8, 2014	5. Heienhaff L-1736 Senningerberg, Luxemburg	Asset securitization	40,981,741	Same as above	Not applicable

Vierte CasaLog GmbH & Co. KG	November 25, 2014	Saarbrucken Geschaltsanschrift: Arnulfstraß e 3, 66119 Saarbrucken, Germany	Asset securitization	10,705,257	Same as above	Not applicable

HD 1 Grundstucksgesellschaft mbH & Co. KG	October 13, 2014	Langen (Hessen) Geschaftsanschrift: Pittl erstraß e 21, 63225 Langen (Hessen), Germany	Real estate investment	11,080,897	Same as above	Not applicable

Sechste Casalog KG	December 19, 2013	Arnulfstrasse 3, 66119 Saarbrucken, Germany	Real estate investment	9,463,139	Same as above	Not applicable

ABLE NJ DSM INVESTMENT REIT	October 14, 2014	1370 Avenue of the Americas, Suite 1900, NY, NY 10019	Real estate investment	17,837,787	Same as above	Not applicable

ABLE NJ DSM, LLC	October 14, 2014	1370 Avenue of the Americas, Suite 1900, NY, NY 10019	Real estate investment	46,766,923	Same as above	Not applicable

HYUNDAI ABLE INVESTMENT REIT	December 23, 2014	1370 Avenue of the Americas, Suite 1900, NY, NY 10019	Real estate investment	140,953,289	Same as above	Not applicable

HYUNDAI ABLE PATRIOTS PARK, LLC	December 23, 2014	1370 Avenue of the Americas, Suite 1900, NY, NY 10019	Real estate investment	390,325,743	Same as above	Not applicable

Hyundai Ocean Star Ship Private 2	March 4, 2013	See note 3	Beneficiary certificates	29,401,996	Same as above	Not applicable

Northeast Asia 41 Ship Investment Company	November 28, 2012	473 Yeonsam-ro, Jeju-si, Jejudo	Shipping equipment rental	29,552,270	Same as above	Not applicable

WISDOM SHAPELY 41 SHIPPING S.A.	November 28, 2012	19th Floor, Banco General Tower, Aquilino de la Guardia Street, Marbella, Panama City, Republic of Panama	Shipping equipment rental	15,747,606	Same as above	Not applicable

WISDOM ROTH 41 SHIPPING S.A.	November 28, 2012	19th Floor, Banco General Tower, Aquilino de la Guardia Street, Marbella, Panama City, Republic of Panama	Shipping equipment rental	15,400,412	Same as above	Not applicable

1. Basis of control relationship: Categorized in accordance with paragraphs 13-17 of K-IFRS 1027 “Consolidated and Separate Financial Statements.”

2. Categorization as a major subsidiary (in accordance with guidelines in Article 3-1-1 of the Corporate Public Disclosure Form):

1) The number of subsidiaries whose total assets for the previous year was equal to or greater than 10% of the parent company’s total assets: None

2) The number of subsidiaries whose total assets for the previous year was KRW75 billion or more: 1 (subsidiary savings bank)

3. Addresses not indicated for subsidiaries that do not have material business operations (beneficiary certificates)

G.	Changes in Consolidated Entities

Subsidiaries that have been newly included in or excluded from the scope of consolidation for 1H2016 consolidated financial statements of Hyundai Securities are as follows:

Classification	Company Name	Reason
Newly Consolidated Entities	ELP 5th Co., Ltd.	Newly established
	Able Hana Co., Ltd.	Newly established
	Able Sangdo 1st Co., Ltd	Newly established
	Able 7 Valley Co., Ltd.	Newly established
	SM Sejong 1st Co., Ltd.	Newly established
	Smart Dongtan 2nd Co., Ltd.	Newly established
	Able HS Co., Ltd.	Newly established
	IBUPC 2nd Co., Ltd.	Newly established
	Able Mow 1st Co., Ltd.	Newly established
	Able Yongjuk 1st Co., Ltd.	Newly established
	Able Lake 1st Co., Ltd.	Newly established
	Samsung Securities Co., Ltd. MMT 4	Newly established
	Hyundai DynaMIX Securities Feeder Investment Trust 1	Obtained control
	Hyundai Quant Long Short Securities Feeder Investment Trust 1	Obtained power to control
	Hyundai China Index Plus Investment Trust 1	Obtained power to control
	Hyundai DynaMIX Securities Master Investment Trust	Obtained power to control
	Hyundai Quant Long Short Securities Master Investment	Obtained power to control
Deconsolidated Entities	Korea Pacific No. 08 Ship Investment Co., Ltd.	Liquidation
	Hyundai Group Plus Equity Feeder Trust 1	Lost control
	Hyundai Global-multi Asset Investment Trust 1	Lost power to control
	Samsung Securities Co., Ltd. MMT 2	Lost power to control
	Trynda 1st Co., Ltd.	Lost power to control
	Ibneo 1st. Co., Ltd.	Lost power to control

Classification	Company Name	Reason
	ELP 4th Co., Ltd.	Lost power to control
	IB Pro 1st Co., Ltd.	Lost power to control
	Hyundai Group Plus Equity Master Trust	Lost power to control
	Hyundai Global-multi Asset Investment Master Trust	Lost power to control
	Able Gongpyung1st Co., Ltd.	Lost power to control
	Huefore 1st Co., Ltd	Lost power to control
	MJ-10 The 4th Co., Ltd.	Lost power to control
	Able Sangdo 1st Co., Ltd	Lost power to control

H.	Total Number, Names, and Listing Status of Affiliated Companies

As of the date of submission of the Securities Registration Statement, Hyundai Securities had a total of 36 affiliated companies (one holding company, 13 first-tier subsidiaries and 22 second-tier subsidiaries). The following table summarizes the control relationship and the listing status of the affiliated companies.

Classification	Company Name	Controlling Company	Remarks
Holding Company	KB Financial Group Inc.	—	Listed

First-Tier Subsidiaries	Kookmin Bank	KB Financial Group Inc.	—
	KB Insurance Co., Ltd.		Listed
	Hyundai Securities Co., Ltd.		Listed
	KB Kookmin Card Co., Ltd.		—
	KB Investment & Securities Co., Ltd.		—
	KB Life Insurance Co., Ltd.		—
	KB Asset Management Co., Ltd.		—
	KB Capital Co., Ltd.		Listed
	KB Savings Bank Co., Ltd.		—
	KB Real Estate Trust Co., Ltd.		—
	KB Investment Co., Ltd.		—
	KB Credit Information Co., Ltd.		—
	KB Data System Co., Ltd.		—

Second-Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Overseas
	Kookmin Bank Int’l Ltd.(London)		Overseas
	Kookmin Bank Cambodia PLC.		Overseas
	Kookmin Bank (China) Ltd.		Overseas
	KB Claims Survey & Adjusting	KB Insurance Co., Ltd.	—
	KB Sonbo CNS		—
	Leading Insurance Services, Inc.		Overseas
	LIG Insurance (China) Co., Ltd.		Overseas
	PT. Kookmin Best Insurance Indonesia		Overseas
	Hyundai Savings Bank Co., Ltd.	Hyundai Securities Co., Ltd.	—
	Hyundai Asset Management Co., Ltd.		—
	Hyundai Securities America Inc.		Overseas
	Hyundai Securities Asia Ltd.		Overseas
	Hyundai-Tongyang Agrifood Private Equity Fund		—
	Keystone-Hyundai Securities No. 1 Private Equity Fund		—
	KB-Glenwood Private Equity Fund	KB Investment & Securities Co., Ltd.	—
	National Pension KBIC No. 1 Private Equity Fund	KB Investment Co., Ltd.	—
	KBIC No. 3 Private Equity Fund		—
	KoFC KBIC Frontier Champ 2010-5 Private Equity Fund		—
	KoFC Posco Hanwha KB Shared Growth No.2 Private Equity Fund		—
	KoFC Value-up Private Equity Fund		—
	Korea GCC Global Cooperation Private Equity Fund		—

1.	On May 31, 2016, Hyundai Securities was added as a subsidiary of KB Financial Group, and its subsidiaries Hyundai Savings Bank, Hyundai Asset Management, Hyundai Securities America, Hyundai Securities Asia, Hyundai-Tongyang Agrifood Private Equity Fund and Keystone-Hyundai Securities No. 1 Private Equity Fund were added as second-tier subsidiaries of KB Financial Group.

I.	Matters Relating to Credit Ratings

(1)	Credit ratings during the most recent three years

•	The commercial papers and asset-backed short-term bonds of Hyundai Securities have received a rating of A1, which represents the strongest capacity for timely repayment, and the unsecured debentures of Hyundai Securities have received a rating of AA, which represents a very strong capacity to meet financial commitments.

[Debentures]

Date of Rating	Rated Securities	Credit Rating	Credit Rating Company (Ratings Range)
May 30, 2016	The 32nd unsecured debentures and others	AA	Korea Ratings (AAA ~ D)
May 30, 2016	The 32nd unsecured debentures and others	AA	NICE Ratings (AAA ~ D)
May 26, 2016	The 32nd unsecured debentures and others	AA	KIS Ratings (AAA ~ D)
May 10, 2016	The 32nd unsecured debentures and others	AA-†	Korea Ratings (AAA ~ D)
May 10, 2016	The 32nd unsecured debentures and others	AA-†	KIS Ratings (AAA ~ D)
May 10, 2016	The 32nd unsecured debentures and others	AA-†	NICE Ratings (AAA ~ D)
April 4, 2016	The 32nd unsecured debentures and others	AA-†	Korea Ratings (AAA ~ D)
April 4, 2016	The 32nd unsecured debentures and others	AA-†	KIS Ratings (AAA ~ D)
April 1, 2016	The 32nd unsecured debentures and others	AA-†	NICE Ratings (AAA ~ D)
September 3, 2015	The 32nd unsecured debentures and others	AA-	KIS Ratings (AAA ~ D)
August 31, 2015	The 32nd unsecured debentures and others	AA-	NICE Ratings (AAA ~ D)
June 18, 2015	The 32nd unsecured debentures and others	AA-	Korea Ratings (AAA ~ D)
December 2, 2014	The 32nd unsecured debentures and others	AA-	NICE Ratings (AAA ~ D)
November 24, 2014	The 32nd unsecured debentures and others	AA-	KIS Ratings (AAA ~ D)
June 30, 2014	The 32nd unsecured debentures and others	AA	KIS Ratings (AAA ~ D)
June 27, 2014	The 32nd unsecured debentures and others	AA	NICE Ratings (AAA ~ D)
June 25, 2014	The 32nd unsecured debentures and others	AA-	Korea Ratings (AAA ~ D)
September 30, 2013	The 32nd unsecured debentures and others	AA	NICE Ratings (AAA ~ D)
September 30, 2013	The 32nd unsecured debentures and others	AA	Korea Ratings (AAA ~ D)
September 30, 2013	The 32nd unsecured debentures and others	AA	KIS Ratings (AAA ~ D)

[Commercial Papers]

Date of Rating	Rated Securities	Credit Rating	Credit Rating Company (Ratings Range)
May 11, 2016	Commercial paper	A1	Korea Ratings (A1 ~ D)
May 10, 2016	Commercial paper	A1	NICE Ratings (A1 ~ D)
May 10, 2016	Commercial paper	A1	KIS Ratings (A1 ~ D)
December 18, 2015	Commercial paper	A1	NICE Ratings (A1 ~ D)
December 2, 2015	Commercial paper	A1	KIS Ratings (A1 ~ D)
June 30, 2015	Commercial paper	A1	KIS Ratings (A1 ~ D)
June 25, 2015	Commercial paper	A1	NICE Ratings (A1 ~ D)
December 16, 2014	Commercial paper	A1	Korea Ratings (A1 ~ D)
December 2, 2014	Commercial paper	A1	NICE Ratings (A1 ~ D)
November 24, 2014	Commercial paper	A1	KIS Ratings (A1 ~ D)
June 30, 2014	Commercial paper	A1	Korea Ratings (A1 ~ D)

Date of Rating	Rated Securities	Credit Rating	Credit Rating Company (Ratings Range)
June 30, 2014	Commercial paper	A1	KIS Ratings (A1 ~ D)
June 27, 2014	Commercial paper	A1	NICE Ratings (A1 ~ D)
February 11, 2014	Commercial paper	A1	NICE Ratings (A1 ~ D)
January 28, 2014	Commercial paper	A1	KIS Ratings (A1 ~ D)
December 31, 2013	Commercial paper	A1	Korea Ratings (A1 ~ D)
September 30, 2013	Commercial paper	A1	NICE Ratings (A1 ~ D)
September 30, 2013	Commercial paper	A1	Korea Ratings (A1 ~ D)
September 30, 2013	Commercial paper	A1	KIS Ratings (A1 ~ D)
[Asset-backed Short-term Bonds]

Date of Rating	Rated Securities	Credit Rating	Credit Rating Company (Ratings Range)
May 11, 2016	Asset-backed short-term bonds	A1	Korea Ratings (A1 ~ D)
May 10, 2016	Asset-backed short-term bonds	A1	NICE Ratings (A1 ~ D)
May 10, 2016	Asset-backed short-term bonds	A1	KIS Ratings (A1 ~ D)
December 18, 2015	Asset-backed short-term bonds	A1	NICE Ratings (A1 ~ D)
December 2, 2015	Asset-backed short-term bonds	A1	KIS Ratings (A1 ~ D)
June 30, 2015	Asset-backed short-term bonds	A1	KIS Ratings (A1 ~ D)
June 25, 2015	Asset-backed short-term bonds	A1	NICE Ratings (A1 ~ D)
December 16, 2014	Asset-backed short-term bonds	A1	Korea Ratings (A1 ~ D)
December 2, 2014	Asset-backed short-term bonds	A1	NICE Ratings (A1 ~ D)
November 24, 2014	Asset-backed short-term bonds	A1	KIS Ratings (A1 ~ D)
June 30, 2014	Asset-backed short-term bonds	A1	Korea Ratings (A1 ~ D)
June 30, 2014	Asset-backed short-term bonds	A1	KIS Ratings (A1 ~ D)
June 27, 2014	Asset-backed short-term bonds	A1	NICE Ratings (A1 ~ D)
February 11, 2014	Asset-backed short-term bonds	A1	NICE Ratings (A1 ~ D)
January 28, 2014	Asset-backed short-term bonds	A1	KIS Ratings (A1 ~ D)
December 31, 2013	Asset-backed short-term bonds	A1	Korea Ratings (A1 ~ D)
September 30, 2013	Asset-backed short-term bonds	A1	NICE Ratings (A1 ~ D)
September 30, 2013	Asset-backed short-term bonds	A1	Korea Ratings (A1 ~ D)
September 30, 2013	Asset-backed short-term bonds	A1	KIS Ratings (A1 ~ D)

(2)	Details of Credit Rating Systems

[NICE Ratings (formerly Hanshin Investor Services Co. Ltd.)]

Subject of Evaluation	Rating	Description
Issuer Rating	AAA	Obligor’s capacity to meet financial commitments is exceptionally strong and highly unlikely to be adversely affected by foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is extremely low.
	AA	Obligor’s capacity to meet financial commitments is very strong but somewhat less than AAA, and is not significantly vulnerable to foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is very low.
	A	Obligor’s capacity to meet financial commitments is strong, but more vulnerable to foreseeable changes in circumstances and economic conditions than obligors in the higher-rated categories.
	BBB	Obligor’s capacity to meet financial commitments is adequate but adverse economic conditions or changes circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.
	BB	Obligor’s capacity to meet financial commitments may be moderate but has speculative characteristics. Adverse economic conditions or changing circumstances could lead to obligor’s inadequate capacity to meet its financial commitments. Credit risk regarding the obligor is moderate.

Subject of Evaluation	Rating	Description

	B	Obligor’s capacity to meet financial commitments is weak and has speculative characteristics. The obligor is contingent upon a sustained and favorable circumstances and economic conditions.
	CCC	Obligor’s capacity to meet financial commitments is currently vulnerable, and may contain possibility of default.
	CC	Obligor’s capacity to meet financial commitments is currently highly vulnerable and is more susceptible to adverse economic conditions or changing circumstances than higher ratings.
	C	Obligor’s capacity to meet financial commitments is currently highly vulnerable and the obligor is regarded to have little chance of recovery.
	D	All financial obligations of an issuer are considered in default.

1. Ratings assigned to issuers are categorized into 10 ratings ranging from AAA to D. “+” or “-” notations can be attached to ratings through AA to CCC to differentiate ratings within broader rating categories.

2. Rating Outlook: Represents the opinion of the credit rating company with respect to the potential direction of the rating.

    * Positive: A rating may be raised in the mid term.

    * Stable: A rating is not likely to change in the mid term, but a stable outlook does not indicate operating stability.

    * Negative: A rating may be lowered in the mid term.

    * Developing: A rating may be raised or lowered.

3. Credit Watch: Attached to ratings when a major event or deviation from an expected trend occurs and additional information is necessary to review the current rating.

    “h”: The current rating may be raised.

    “i”: The current rating may be lowered.

    “¿”: The current rating may be raised, lowered or affirmed.

Commercial Paper	A1	Capacity for repayment is at its highest and highly unlikely to be adversely affected by foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is extremely low.
	A2	Capacity for repayment is very strong but somewhat less than A1.
	A3	Capacity for repayment is strong but more vulnerable to foreseeable changes in circumstances and economic conditions than those in the higher-rated categories.
	B	Capacity for repayment is moderate but has speculative characteristics.
	C	Capacity for repayment is speculative.
	D	Capacity for repayment is null.

1. Short-term ratings assigned to commercial papers are categorized into 6 ratings ranging from A1 to D. “+” or “-” notations can be attached to ratings through A2 to B to differentiate ratings within broader rating categories.

2. Credit Watch: Attached to ratings when a major event or deviation from an expected trend occurs and additional information is necessary to review the current rating.

    “h”: The current rating may be raised.

    “i”: The current rating may be lowered.

    “¿”: The current rating may be raised, lowered or affirmed.

[KIS Ratings]

Subject of Evaluation	Rating	Description
Issuer Rating	AAA	An “AAA” rating indicates the strongest capacity for timely repayment.
	AA	An “AA” rating indicates very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A	An “A” rating indicates strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB	A “BBB” rating indicates that capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB	A “BB” rating indicates that the capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B	A “B” rating indicates lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	A “CCC” rating indicates lack of capacity for even current repayment and high risk of default.

Subject of Evaluation	Rating	Description
	CC	A “CC” rating indicates greater uncertainties than higher ratings.
	C	A “C” rating indicates high credit risk and lack of capacity for timely repayment.
	D	A “D” rating indicates insolvency.

1. Ratings assigned to issuers are categorized into 10 ratings ranging from AAA to D. “+” or “-” notations can be attached to ratings through AA to B to differentiate ratings within broader rating categories.

2. Outlook: Represents the opinion of the credit rating company with respect to the potential direction of the rating.

    * Positive: The rating may be revised upwards over the medium term.

    * Stable: The rating may remain static over the medium term.

    * Negative: The rating may be revised downwards over the medium term.

    * Developing: Faced with considerable uncertainty about future conditions, the direction of a future rating is uncertain over the medium term.

3. Watch List: Indicates that a rating is placed under review for possible change to incorporate changes in factors that affect the issuer’s credit quality.

    “h” (Possible Upgrade): When there are factors that warrant potential rating upgrade.

    “i” (Possible Downgrade): When there are factors that warrant potential rating downgrade.

    “¿” (Direction Uncertain): When there are factors that warrant potential rating change but the direction is unclear.

Commercial Paper	A1	An “A1” rating indicates the strongest capacity for timely repayment, and this capacity is highly stable.
	A2	An “A”' rating indicates strong capacity for timely repayment. This capacity, nevertheless, is slightly inferior than is the case for the highest rating category.
	A3	An “A3” rating indicates satisfactory capacity for timely repayment and stability of that capacity. The stability, nevertheless, is slightly inferior than is the case for higher rating categories.
	B	A “B” rating indicates adequate capacity for timely repayment. This capacity, however, lacks stability and is susceptible to short-term changes in economic conditions.
	C	A “C” rating indicates clear speculative characteristics.
	D	A “D” rating indicates insolvency.

1. Short-term ratings assigned to commercial papers are categorized into 6 ratings ranging from A1 to D. “+” or “-” notations can be attached to ratings through A2 to B to differentiate ratings within broader rating categories.

2. Watch List: Indicates that a rating is placed under review for possible change to incorporate changes in factors that affect the issuer’s credit quality.

    “h” (Possible Update): When there are factors that warrant potential rating upgrade.

    “i” (Possible Downgrade): When there are factors that warrant potential rating downgrade.

    “¿” (Direction Uncertain): When there are factors that warrant potential rating change but the direction is unclear.

[Korea Ratings]

Subject of Evaluation	Rating	Description
Issuer Rating	AAA	Capacity for timely payment is extremely strong.
	AA	Capacity for timely payment is very strong, but somewhat less than ‘AAA.’
	A	Capacity for timely payment is strong, but somewhat susceptible to external changes in the future.
	BBB	Capacity for timely payment is adequate, but more likely to be weakened by future market changes.
	BB	Capacity for timely payment faces no immediate problems, but speculative in its future stability.
	B	Capacity for timely payment is poor and speculative.
	CCC	Contain the possibility of default
	CC	Contain more possibility of default
	C	Highly likely to default
	D	In default at the present time

Subject of Evaluation	Rating	Description
1. “+” or “-” notations can be attached to ratings through AA to B to differentiate ratings within broader rating categories.

2. Rating Outlook: Represents a forecast as of the date of the credit rating as to the potential direction of the rating within one to two years. Rating Outlook is not necessarily a precursor of a rating change or future credit watch action. The rating may change differently from what was forecasted in the Rating Outlook.

    * Stable: A rating is not likely to change within one to two years.

    * Positive: A rating is likely to upgrade within one to two years.

    * Negative: A rating is likely to downgrade within one to two years.

    * Evolving: A rating is likely to upgrade, downgrade or remain within one to two years; may be raised or lowered.

    * None: A rating is “C” or “D,” or under the Rating Watch.

3. Rating Watch: Indicates that a rating is placed under review for possible change to incorporate changes in factors that affect the issuer’s credit quality.

    “h” (Possible Review): A rating may be upgraded.

    “i” (Negative Review): A rating may be lowered.

    “¿” (Evolving): A rating may be raised, lowered or affirmed.

Commercial Paper	A1	Capacity for timely payment is the strongest and hardly likely to be adversely affected by foreseeable events.
	A2	Capacity for timely payment is strong, but not as great as A1 ratings in terms of the margin of safety.
	A3	Capacity for timely payment is adequate but, likely to be impaired by drastic changes in circumstances and economic conditions.
	B	Capacity for timely payment is doubtful and speculative as more likely to be impaired by adverse changes in circumstances and economic conditions.
	C	Capacity for timely payment and its safety is very vulnerable to near-term adverse changes in financial and economic conditions and very speculative.
	D	In default as of present.
1. “+” or “-” notations can be attached to ratings through A2 to B to differentiate ratings within broader rating categories.

2. Rating Watch: Indicates that a rating is placed under review for possible change to incorporate changes in factors that affect the issuer’s credit quality.

    “h” (Positive Review): A rating may be upgraded.

    “i” (Negative Review): A rating may be lowered.

    “¿” (Evolving): A rating may be raised, lowered or affirmed.

2.	History of Hyundai Securities

A.	Address of the Head Office and Changes in Address

•	The head office of Hyundai Securities is located at 4-21, Yeouinaru-ro, Yeongdeungpo-gu, Seoul 07330, Korea. There have been no changes to this address during the most recent five business years.

B.	Significant Changes in Management

Date of Change	Description

May 25, 2007	Appointment of Joong Woong Kim as Representative Director (Representative Directors: Joong Woong Kim and Ji Wan Kim)

December 31, 2007	Resignation of Ji Wan Kim as Representative Director

May 30, 2008	Appointment of Kyung Soo Choi as Representative Director (Representative Directors: Joong Woong Kim and Kyung Soo)

October 15, 2008	Resignation of Joong Woong Kim (Sole Representative Director: Kyung Soo Choi)

May 27, 2011	Appointment of Seung Kook Lee as Representative Director (Representative Directors: Kyung Soo Choi and Seung Kook Lee)

February 6, 2012	Resignation of Kyung Soo Choi (Sole Representative Director: Seung Kook Lee)

April 6, 2012	Appointment of Shin Kim as Representative Director (Representative Directors: Shin Kim and Seung Kook Lee)

May 18, 2012	Resignation of Seung Kook Lee (Sole Representative Director: Shin Kim)

November 22, 2012	Appointment of Kyung Eun Yoon as Representative Director (Representative Directors: Shin Kim and Kyung Eun Yoon)

May 23, 2013	Resignation of Shin Kim (Sole Representative Director: Kyung Eun Yoon)

C.	Changes to the Largest Shareholder

On May 31, 2016, KB Financial Group became the largest shareholder pursuant to the share purchase agreement it entered into with Hyundai Merchant Marine Co., Ltd. (the former largest shareholder) and five others.

D.	Change in Company Name

On June 5, 1986, Kookil Securities Co., Ltd. was renamed Hyundai Securities Co., Ltd.

E.	Instances of Private Restructuring or Liquidation Procedures

Not applicable

F.	Mergers and Acquisitions

No relevant cases in the most recent five years

G.	Changes in the Business or Main Operations of Hyundai Securities

Date	Description
February 4, 2009	Renewed licenses to engage in trading, brokerage, discretionary investment , advisory and trust operations (pursuant to the FSCMA)

December 2, 2009	Obtained license to engage in futures operations (trading and brokerage operations for exchange-traded derivatives)

August 31, 2010	Obtained license to engage in ancillary activities related to sales of retirement pension products (actuarial evaluation service for retirement benefits pursuant to K-IFRS 1019, debt analysis and provision of accounting information)

December 29, 2011	Commenced prime brokerage operations (pursuant to the FSCMA)

October 30, 2013	Designated as a comprehensive financial investment company (pursuant to the FSCMA)

H.	Other Major Developments Relating to Business Activities

Date	Description
April 20 – June 13, 2011	– Acquisition of treasury shares: 5,100,000 shares (3% of total issued shares) for KRW64.4 billion – Percentage of shareholding after acquisition: 7.83%

August 19 – September 22, 2011	– Acquisition of treasury shares: 3,400,000 shares (2% of total issued shares) for KRW34.5 billion – Percentage of shareholding after the acquisition: 9.83%

October 18, 2011 – January 11, 2012

–      Rights offering: 66,612,530 preferred shares distributed to shareholders

–      Offer price: KRW8,500 per share;

–      Change in capital: An increase of KRW566.2 billion

–      Preferred shares listed on the Korea Exchange as Hyundai Securities2PreferredB

October 27, 2011

–      Decision to acquire Daeyeong Mutual Savings Bank: acquisition of shares held by former shareholders and participation in paid-in capital increase

–      Purchase price: KRW96 billion (name changed to Hyundai Savings Bank on November 16, 2011, and resumed operation on November 21, 2011)

April 6, 2012	– Extraordinary meeting of shareholders – Time and place: 9 AM, April 6, 2012; 15th floor of the head office – Main agenda: Appointment of directors (one executive director and one outside director)

June 5, 2012

–      The 51st general meeting of shareholders

–      Time and place: 9 AM, June 5, 2012; 15th floor of the head office

–      Main agenda: FY2011 separate and consolidated financial statements; approval of proposal for dividend payment; partial amendment of the articles of incorporation; appointment of directors; appointment of audit committee members; approval of limit on directors’ compensation; and amendment of rules on payment of retirement benefits to executive officers

November 22, 2012

–      Extraordinary meeting of shareholders

–      Time and place: 9 AM, November 22, 2012; 15th floor of the head office

–      Main agenda: appointment of directors (one executive director and one outside director)

June 7, 2013

–      The 52nd general meeting of shareholders

–      Time and place: 9 AM, June 7, 2013; 15th floor of the head office

–      Main agenda: FY2012 separate and consolidated financial statements; approval of proposal for dividend payment; appointment of directors; appointment of audit committee members; and approval of limit on directors’ compensation

April 1, 2013 – December 31, 2013

–      Change in fiscal year end (resolved at the general meeting of shareholders on June 5, 2012)

–      Previous fiscal year end of March 31 (FY2012: April 1, 2012 – March 31, 2013) g Changed to December 31 (starting from FY2013)

–      FY2013: April 1, 2013 – December 31, 2013 (9 months of FY2013)

–      FY2014: January 1, 2014 – December 31, 2014 (12 months of FY2014)

March 14, 2014

–      The 53rd general meeting of shareholders

–      Time and place: 9 AM, March 14, 2014; 15th floor of the head office

–      Main agenda: FY2013 separate and consolidated financial statements; approval of proposal for dividend payment; partial amendment of the articles of incorporation; appointment of directors; appointment of audit committee members; approval of limit on directors’ compensation; and amendment of rules for retirement benefits to executive officers

March 13, 2015

–      The 54th general meeting of shareholders

–      Time and place: 9 AM, March 13, 2015; 15th floor of the head office

–      Main agenda: FY2014 separate and consolidated financial statements; approval of proposal for dividend payment; partial amendment to the articles of incorporation; appointment of directors; appointment of audit committee members; and approval of limit on directors’ compensation

October 19, 2015

–      Termination of a share purchase agreement between the largest shareholder and a third party and revocation of the extraordinary meeting of shareholders

(1)    Hyundai Merchant Marine, the largest shareholder of Hyundai Securities at the time, decided to sell common shares of Hyundai Securities it held for the purpose of improving the financial structure of Hyundai Merchant Marine. On June 12, 2015, Hyundai Merchant Marine’s board of directors resolved to sell 53,070,736 common shares of Hyundai Securities and on June 18, 2015, Hyundai Merchant Marine entered into a share purchase agreement with Buffalo Finance Co., Ltd.

(2)    On October 19, 2015, Buffalo Finance gave notice of termination of the share purchase agreement to Hyundai Merchant Marine as the share purchase was not completed within 120 days of the date of the share purchase agreement, and upon the provision of such notice, the share purchase agreement became invalid.

(3)    Accordingly, the following share purchase agreement of the largest shareholder was terminated.

1.     Purchaser: Buffalo Finance Co., Ltd.

2.     Seller: Hyundai Merchant Marine and five others

3.     Number of shares to be sold: 53,380,410 shares (22.56% of the total issued shares)

–      Hyundai Merchant Marine: 53,070,736 shares

–      Specially-related parties: 309,674 shares

(4)    In addition, the following extraordinary meeting of shareholders scheduled to take place on October 23, 2015 was cancelled.

1.     Time and place: 9 AM, October 23, 2015, 15th floor of the head office

2.     Main agenda: Appointment of directors; appointment of audit committee members; and approval of limit on directors’ compensation

March 18, 2016

–      The 55th general meeting of shareholders

–      Time and place: 9 AM, March 18, 2016; 15th floor of the head office

–      Main agenda: FY2015 separate and consolidated financial statements; approval of proposal for dividend payment; appointment of directors; appointment of audit committee members; and approval of limit on directors’ compensation

April 12, 2016

–      Execution of an agreement to sell shares held by the largest shareholder

1.     Purchaser: KB Financial Group Inc.

2.     Seller: Hyundai Merchant Marine and five others

3.     Number of shares sold: 53,380,410 shares (22.56% of total issued shares)

–      Change in the largest shareholder will be completed only after conditions precedent to the share purchase agreement are fulfilled by each of the purchaser and the seller, and necessary approvals are received from the financial regulatory authorities upon their review of change in the largest shareholder.

May 31, 2016

–      Change in the largest shareholder

–      Change in the largest shareholder due to the share purchase agreement entered into by Hyundai Merchant Marine (the former largest shareholder) and five others and KB Financial Group.

May 31, 2016

–      2016 extraordinary meeting of shareholders

–      Time and place: 9 AM, May 31, 2016; 15th floor of the head office

–      Main agenda: Partial amendment of the articles of incorporation; appointment of directors; appointment of audit committee members; and amendment of rules on payment of retirement benefits to executive officers

June 24, 2016	– Disposal of treasury shares: 16,715,870 shares (7.06% of total issued shares) – Counterparty: KB Financial Group

I.	History of Major Subsidiary

Name of Company	Main Area of Business	Company History
Hyundai Savings Bank	Mutual savings bank

–      May 15, 1972: Establishment of the company

–      November 16, 2011: Change in the largest shareholder (Hyundai Securities); renamed Hyundai Savings Bank (formerly Daeyeong Mutual Savings Bank)

–      November 16, 2011: Appointment of Won Kyu Choi as representative director

–      November 16, 2011: Increase in capital (Total capital after capital increase: KRW108 billion)

–      November 21, 2011: Recommenced operations

–      December 1, 2011: Included as an affiliated company in Hyundai Group

–      April 27, 2012: Increase in capital (Total capital after capital increase: KRW158 billion)

–      August 1, 2012: Appointment of Kye Cheon Lee as representative director

–      January 15, 2013: Increase in capital (Total capital after capital increase: KRW278 billion)

–      May 31, 2016: Added as a second-tier subsidiary of KB Financial Group

3.	Changes in Capital

During the most recent five years, Hyundai Securities increased its capital through a rights offering to shareholders in 2011, but has not reduced its capital or offered convertible bonds or bonds with warrants.

(As of the date of submission of the Securities Registration Statement)					(Units: KRW, Shares)
Date of Share Issuance (Reduction)	Type of Issuance (Reduction)	Description of Shares Issued (Reduced)
		Type of Shares	Quantity	Par Value per Share	Issue (Reduction) Price per Share	Remarks
2011.12.30	Rights offering (to existing shareholders)	Preferred	66,612,530	5,000	8,500	—

4.	Total Number of Shares

A.	Total Number of Shares

(As of the date of submission of the Securities Registration Statement)			(Unit: Shares)
Category	Type of Shares
	Common Shares	Preferred Shares	Total
I. Total number of authorized shares	600,000,000	—	600,000,000
II. Total number of shares issued to date	236,612,530	—	236,612,530
III. Total number of shares reduced to date	—	—	—
1. Capital reduction	—	—	—
2. Share retirement	—	—	—
3. Redemption of redeemable shares	—	—	—
4. Other	—	—	—
IV. Total number of shares issued (II-III)	236,612,530	—	236,612,530
V. Number of treasury shares	—	—	—
VI. Number of outstanding shares (IV-V)	236,612,530	—	236,612,530

B.	Acquisitions and Disposals of Treasury Shares

(As of the date of submission of the Securities Registration Statement)								(Unit: Shares)
Method of Acquisition			Type of Shares	Beginning Balance	Change in Quantity			Ending Balance	Remarks
					Acquired (+)	Disposed (-)	Cancelled (-)
Acquired within possible range of profits from dividends	Direct acquisitions	Direct acquisitions	Common	16,715,870	—	16,715,870	—	—	—
		on exchange	Preferred	—	—	—	—	—	—
		Direct over-the-	Common	—	—	—	—	—	—
		counter acquisitions	Preferred	—	—	—	—	—	—
		Tender	Common	—	—	—	—	—	—
		offers	Preferred	—	—	—	—	—	—
		Subtotal	Common	16,715,870	—	16,715,870	—	—	—
		(A)	Preferred	—	—	—	—	—	—
	Acquisitions from trust agreement	Quantity	Common	—	—	—	—	—	—
		held by trustee	Preferred	—	—	—	—	—	—
		Quantity	Common	—	—	—	—	—	—
		held in- kind	Preferred	—	—	—	—	—	—
		Subtotal (B)	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—

Other acquisitions (C)			Common	277	—	277	—	—	—
			Preferred	—	—	—	—	—	—

Total (A+B+C)			Common	16,716,147	—	16,716,147	—	—	—
			Preferred	—	—	—	—	—	—

5.	Voting Rights

The total number of issued shares of Hyundai Securities is 236,612,530 shares, and the number of shares with voting is 235,612,530 shares.

(As of the date of submission of the Securities Registration Statement)		(Unit: Shares)
Category	Type of Shares	Number of Shares	Remarks
Total number of issued shares (A)	Common	236,612,530	—
	Preferred	—	—

Number of shares without voting rights (B)	Common	—	—
	Preferred	—	—

Number of shares with respect to which voting rights are excluded pursuant to the articles of incorporation (C)	Common	—	—
	Preferred	—	—

Number of shares with respect to which voting rights are limited by law (D)	Common	—	—
	Preferred	—	—

Number of shares with respect to which voting rights have been restored (E)	Common	—	—
	Preferred	—	—

Number of shares with respect to which voting rights may be exercised (F = A – B – C – D + E)	Common	236,612,530	—
	Preferred	—	—

6.	Dividend Information

A.	Dividend Information

•	Hyundai Securities takes the following principles into consideration when establishing and implementing its dividend policy: (i) ensuring an appropriate level of shareholder returns, (ii) increasing capital for profit maximization and (iii) increasing shareholder value by securing financial soundness.

•	Pursuant to the articles of association, dividends may be distributed either in cash or in shares to shareholders or registered pledgees listed in the shareholder register at the end of the each fiscal year, and quarterly dividends may be distributed in cash to the shareholders listed in the shareholder registry as of the end of March, June and September pursuant to Article 165-12 of the FSCMA.

B.	Dividend Information for the Most Recent Three Years

Item		1H 2016	2015	2014
Par value per share (KRW)		5,000	5,000	5,000
Net profit (KRW millions)		—	279,552	37,387
Earnings per share (KRW)		—	1,271	129
Total cash dividends (KRW millions)		—	109,948	20,054
Total stock dividends (KRW millions)		—	—	—
Cash dividend payout ratio (%)		—	39.3	53.6

Cash dividend yield (%)	Common Shares	—	7.6	0.7
	Preferred Shares	—	—	2.2

Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Cash dividend per share (KRW)	Common Shares	—	500	50
	Preferred Shares	—	—	136

Stock dividend per share (Shares)	Common Shares	—	—	—
	Preferred Shares	—	—	—

1.	Based on K-IFRS consolidated financial statements
2.	Hyundai Securities changed its fiscal year end from March 31 to December 31, and the amount of dividends per preferred share declared for FY2013 (April 1, 2013 – December 31, 2013) was KRW416 per share, which was calculated by prorating KRW522 per share (6.5% of KRW8,500 per share (the issue price for preferred shares)) over a nine-month period. The remaining KRW136 was distributed as quarterly dividends in FY2014 to preferred shareholders as of March 31, 2014.
3.	Preferred shares were converted to common shares on December 30, 2014.

II.	DESCRIPTION OF BUSINESS OF HYUNDAI SECURITIES

1.	Overview of Business of Hyundai Securities

A.	Current State of the Industry

(1)	Characteristics of the Industry

•	Hyundai Securities operates in the financial investment industry, which is a high value-added industry that provides services related to the issuance and sale of securities and develops a variety of financial products that help provide long-term funding sources for corporate investments. In addition, from a national economic perspective, the financial investment industry helps distribute funds efficiently and provides a means of investment.

•	The financial investment industry adjusts earlier than the economy and tends to be cyclical in nature. In addition, it is a highly volatile industry that reacts sensitively not only to national economic conditions and international financial trends but also to non-economic factors, including political, social and cultural factors.

(2)	Growth Potential of the Industry

				(Units: points, KRW trillions)
Category		1H 2016	2015	2014	2013	2012
Stock indices	KOSPI	1,970.4	1,961.3	1915.6	2,011.3	1,997.1
	KOSDAQ	675.1	662.4	543.0	500.0	496.3

Total market capitalization	Total value	1,455.3	1,441.7	1,331.8	1,305.3	1,263.4
	Growth rate	0.94%	8.25%	2.03%	3.3%	10.1%

Trading value	Total value	980.3	2,177.3	1,446.8	1,436.7	1,723.9
	Growth rate	—	50.5%	0.7%	(16.7%)	(23.7%)

1.	Based on statistical data from the Korea Exchange
2.	Aggregate value of average daily trading volume and average daily trading value are calculated by adding KOSPI and KOSDAQ amounts at the end of the relevant period.

(3)	Seasonality and Characteristics of Economic Changes

•	Generally, the stock market adjusts approximately six months earlier than the economy. Seasonal effects on stock prices exist but have not been clearly substantiated.

B.	Domestic and International Market Conditions

•	Although the global financial market experienced significant volatility due to concerns over the Brexit vote, foreign stock markets recovered as immediate international policy coordination took place. The Korean stock market rose again as Korea decreased its policy rates and announced a supplementary budget in June 2016 and exceeded the year-high as of August 2016. Meanwhile, it is forecasted that competition in the financial industry, primarily with respect to large companies, will intensify due to mergers of large securities companies and plans to develop “mega” investment banks.

[Market Conditions for Subsidiaries]

Name of Company	Description
Hyundai Securities America Inc. (Hyundai Securities’ subsidiary in New York)	–	New York, which is referred to as the capital of the global economy, is also the economic center of the United States. Many financial institutions have established and operate their main branches in New York where major exchanges, including the NYSE, NASDAQ, CME and Group, are located.
–

On the strength of sophisticated pension funds and a culture of collective investments, hedge funds that implement diverse strategies in partnership with large management companies are actively participating in the market, and such institutions are also active in the Korean market.

Hyundai Securities ASIA Ltd. (Hyundai Securities’ subsidiary in Hong Kong)	–

Due to its advanced legal system, excellent social infrastructure and use of English as a common language, Hong Kong is an ideal location for an international finance center. Many financial institutions from around the world are operating in Hong Kong.

	–	In particular, Hong Kong is expected to show a good growth rate due to its geographical advantage as an advance post for entry into Asia, including China and the adjacent nations in Southeast Asia.
Hyundai Savings Bank	–

In recent years, competition in the home loan and mortgage loan markets has intensified due to entries into the savings bank sector by lenders and foreign capital. The competitive landscape is changing due to financial regulation reforms undertaken by the government and financial regulatory authorities.

–

Hyundai Savings Bank is actively pursuing mid-range interest rate loan operations and is considering developing and launching loan products with interest rates in the 10% range. Furthermore, Hyundai Savings Bank is currently implementing a business strategy of pursuing both direct sales and online sales in order to gain a competitive advantage.

(3)	Market Share

[Market share in terms of brokerage commissions]

					(Units: KRW millions, %)
Name of Company	Jan. 1 – Mar. 31, 2016		Jan. 1 – Dec. 31, 2015		Jan. 1 – Dec. 31, 2014		Apr. 1 – Dec. 31, 2013
	Amount	Share	Amount	Share	Amount	Share	Amount	Share
Hyundai Securities	59,107	7.34	292,411	7.46	188,878	6.67	144,286	6.73
Samsung Securities	65,683	8.15	307,165	7.84	232,713	8.22	160,536	7.48
NH Investment & Securities	70,409	8.74	342,385	8.73	201,632	7.12	156,099	7.28
Daewoo Securities	66,729	8.28	328,081	8.37	209,920	7.41	157,689	7.35
Korea Investment & Securities	47,556	5.90	235,737	6.01	187,716	6.63	146,960	6.85
Mirae Asset Securities	20,826	2.58	102,693	2.62	69,467	2.45	53,119	2.48

1.	Based on statistical data of stock brokerage commissions from the Financial Statistical Information System

(4)	Applicable Laws and Regulations

Overall Financial Investment Industry	KCC, Civil Code, FSCMA, Act on Real Name Financial Transactions and Confidentiality, Regulations on Financial Investment Services, Regulations on Issuance and Public Disclosure, Etc. of Securities
Taxation	Income Tax Act, Act on Special Rural Development Tax, Corporate Tax Act, Restriction of Special Taxation Act, Securities Transaction Tax Act
International	Foreign Exchange Transactions Act, Foreign Investment Promotion Act
Others	Act on External Audit of Stock Companies, Monopoly Regulation and Fair Trade Act, Employee Retirement Benefit Security Act

C.	Market Competition Factors

(1)	Competition Factors

•	Areas of competition for financial investment companies differ depending on the FSC’s categorization of authorized business operations.

•	Status as a comprehensive financial investment company is granted to a financial investment company with capital of KRW3 trillion or more, which enables such company to engage in corporate lending and prime brokerage operations.

•	Competition factors related to customer satisfaction include development and provision of differentiated financial products and services, timeliness of market forecasts and expedient handling of work.

(2)	Competitive Strengths and Weaknesses of Hyundai Securities

•	Competitiveness of a traditional brokerage firm as well as high ranking in the industry in terms of commission income

•	Rapid growth of investment banking operations through underwriting of large real estate financing projects

•	Stable performance of subsidiaries, including the savings bank.

•	Advantage as the first company in the industry to operate a check card business

(3)	Main Means of Gaining Competitive Advantage for Hyundai Securities

•	With the deregulation of capital markets, a business environment that is favorable to utilization of capital by comprehensive financial investment companies is expected to form, including the application of new net capital ratios, increased lending limits and easing of regulations on hedge fund operations. Therefore, Hyundai Securities plans to actively pursue new high-profit investment banking operations that utilize Hyundai Securities’ capital and investment know-how, including structured finance operations based on large-scale real estate deals, acquisition financing for M&As in Korea and abroad and corporate lending.

•	Hyundai Securities plans to actively invest capital and human resources for the expansion of its asset management operations, which are expected to be the new growth engine for the financial services industry, by utilizing combination branch offices. In addition, Hyundai Securities currently provides a creative and innovative “robo-adviser” platform, and plans to expand the scope of its asset management operations to customers in the entire financial services sector by providing to non-face-to-face customers asset management services that are equivalent to face-to-face services provided to private banking customers.

D.	Overview of Hyundai Securities

(1)	Overview of Business Operations

[Business performance of consolidated entities]

Category	Highlights
Results of operations and financial condition	–	For 1H 2016 (January 1, 2016 – June 30, 2016), Hyundai Securities recorded an operating income of KRW2,328.5 billion, an operating profit of KRW50.4 billion and profit for the period of KRW35.9 billion.
–

As of June 30, 2016, Hyundai Securities had total assets of KRW25,893.1 billion, total liabilities of KRW22,556.8 billion and total equity of KRW3,336.3 billion, ranking Hyundai Securities as one of the large companies in the industry. Its net capital ratio was 916.10%, which signifies stability in terms of capital adequacy and financial soundness.

Strategies	–	Hyundai Securities has developed the following business strategies and is implementing them in order to develop into a leading investment firm that provides the best financial solutions:

	Business Strategy	Business Implementation
	Active expansion of business operations that utilize capital	Active utilization of large equity capital as one of five comprehensive financial investment companies
	Development of new businesses that can enhance growth prospects	Provision of asset management services through combination branches
	Lead innovation so as to timely respond to customer needs	Enhancement of core competencies in all business operations in preparation for diversification of sales channels in the entire financial services sector

[Business performance of each principal business segment (based on operating profit)]

Principal Business Segments	Highlights
Brokerage/asset management (Retail, Wholesale, etc.)	–	For 1H 2016 (January 1, 2016 – June 30, 2016), the operating profit from the brokerage/asset management segment decreased by KRW21.4 billion to KRW11.7 billion compared to 1H 2015.
Corporate finance (Investment Banking)	–	For 1H 2016 (January 1, 2016 – June 30, 2016), the operating profit from the corporate finance segment increased by KRW19.5 billion to KRW50.6 billion compared to 1H 2015.
Trading (Capital Markets)	–	For 1H 2016 (January 1, 2016 – June 30, 2016), the trading segment recorded a loss of KRW31.6 billion, compared to a profit in 1H 2015.
Savings bank (Hyundai Savings Bank)	–	For 1H 2016 (January 1, 2016 – June 30, 2016), the profit from the savings bank segment decreased by KRW22.8 billion to KRW18.5 billion compared to 1H 2015.

(2)	Organization Chart

Groups	Divisions	Departments							Overseas
		Offices	Departments	Teams	WMC	Branch Offices	Other Branch	Digital	Subsidiaries	Offices
3	29	22	49	187	10	86	1	2	4	1

General Meeting of Shareholders
Board of Directors
CEO
Retail Group
PB Business Division
PB Promotion Department
Investment Consulting Center
Customer Marketing Department
Smart Business Division
Smart Strategy Department
Smart Marketing Department
Smart Customer Center
Overseas Product Department
Customer Credit Business Division
Customer Trust Department
Loans Evaluation Department
Gangbuk Regional Division
Gangnam Regional Division
Central Regional Division
Southern Regional Division
Eastern Regional Division
Western Regional Division
Product Strategy Division
Product Strategy Department
Product Support Department
Global Investment Department
Capital Market Group
Trading Division
Equity Derivatives Operations Department
Equity Products Operations Department
FICC Derivatives Operations Department
Bonds Operations Department
Operations Strategy Team
Derivatives Products Division
Equity Derivatives Business Department
FICC Derivatives Business Department
Equity Solution Department
Debt Securities Division
Debt Securities Marketing Department
Debt Securities Business Department
Debt Securities Products Department
AI Division
Futures options Operation Department
AI Department
CM Product Team
IB Division
DCM Office
ECM Office
Company Finance Office
SF Office
Investment Finance Division
Merger Finance Office
Structured Finance Office
M&A Office
Real Estate Division
Real Estate Investment Office
Comprehensive Investment Office
Real Estate PF Office
Real Estate Finance Office
Structured Finance Division
PF Investment Department
Compound Investment Office
SF Investment Office
Substitute Investment Office
Corporation International Business Division
Corporation Business Department 1
Corporation Business Department 2
International Business Department
Corporation International Business Support Team
Corporation Global Business Team
Hyundai Securities America Inc.
Hyundai Securities Asia Ltd.
Shanghai Office
Annuities Product Division
Annuities Consulting Department
Corporate Finance Department
Annuities Products Management Department
Customer Asset Management Division
Wrap Management Department
Trust Department
Customer Assets Management Support Department
Prime Brokerage Division
PBS Department
International Sales Branch Division
International Sales Branch Department
Derivatives S&T Department
Derivatives Business Support Team
CISO
Information Security Office
Business Administration Group
Public Relations Office
IT Division
IT Planning Department
Trading System Department
Business System Department
Smart System Department
System Operation Department
Business Support Division
Human Resources Department
Talent Development Department
General Affairs Department
Task Development Department
Business Planning Division
Strategy Planning Office
Finance Administration Department
Settlement Work Department
Foreign Currency Funds Team
AOG
HAI
Risk Management Division
Risk Management Department
Risk Evaluation Department
Financial Engineering Team
Compliance Division
Compliance Office
Legal Affairs Office
Financial Consumer Protection Office
Research Center
Auditing Committee
Non-executive Director Nominating Committee
Evaluation Committee
Risk Management Committee
Management Committee
Audit Office

2.	Business Operations of Hyundai Securities

A.	Business Performance by Segment

(1)	Categories of Reporting Segments

The management of Hyundai Securities segments the businesses of Hyundai Securities based on the information reported to its chief operating decision maker in order to allocate resources to and evaluate the performance of the segments. The business segments of Hyundai Securities comprise brokerage/asset management, corporate finance, trading and others.

Reporting segments of Hyundai Securities in accordance with K-IFRS 1108 are as follows:

Reporting Segments	General Description
Brokerage/asset management	Provision of brokerage services as well as asset management products and services to retail, corporate and institutional customers

Corporate finance	Provision of corporate advisory services related to corporate funding as well as underwriting services, including corporate bond offerings, structured finance, initial public offerings, capital increases and M&A advisory

Trading	Securities and derivatives transactions and proprietary investments

Savings bank	Mutual savings bank operations

Others	Other operations and various support operations

(2)	Profit/Loss by Segment

1)	1H 2016

				(Unit: KRW millions)
Category	Operating Income	Operating Expenses	Operating Profit (Loss)	Non-operating Income (Expenses)	Income Tax Expense	Net Profit (Loss)
Brokerage/asset management	282,962	271,310	11,652	10,774	26	22,400
Corporate finance	110,643	60,062	50,581	(7,354)	(39)	43,266
Trading	1,801,174	1,832,779	(31,605)	1,808	132	(29,929)
Savings bank	82,898	64,378	18,520	1,973	5,012	15,481
Others	50,808	49,584	1,224	(9,018)	7,533	(15,327)

Total	2,328,485	2,278,113	50,372	(1,817)	12,664	35,891

2)	1H 2015

				(Unit: KRW millions)
Category	Operating Income	Operating Expenses	Operating Profit (Loss)	Non-operating Income (Expenses)	Income Tax Expense	Net Profit (Loss)
Brokerage/asset management	312,163	279,147	33,016	5,832	15	38,833
Corporate finance	81,098	49,995	31,103	(761)	4	30,338
Trading	1,358,917	1,269,093	89,824	(8,583)	114	81,127
Savings bank	91,008	49,731	41,277	(64)	(31)	41,244
Others	30,763	27,966	2,797	19,067	42,720	(20,856)

Total	1,873,949	1,675,932	198,017	15,491	42,822	170,686

Segment income reported above represents income generated from transactions with external customers and other business segments, and segment expenses include costs identified, costs that can be separately allocated to the segment and interest on internal funds. Segment profit represents the profit earned by each segment as reported to the chief operating decision maker to determine the allocation of resources and to measure the respective segments’ performance.

B.	Business Performance by Category

	(Unit: KRW millions)
Category	1H 2016	1H 2015
Brokerage commissions	133,001	164,373
Underwriting commissions	7,318	7,891
Brokerage commissions on collective investment securities	5,343	6,058
Gain on sale of trading securities	129,317	160,226
Gain on valuation of trading securities	63,011	68,605
Gain on disposal of available-for-sale securities	20,919	14,621
Gain on valuation and disposal of derivative-linked securities	15,256	22,776
Gain on valuation and disposal of derivatives-linked securities sold	187,394	165,807
Gain on derivatives trading	1,179,776	672,513
Interest income	320,634	321,089
Other operating income	266,516	269,990

Total operating income	2,328,485	1,873,949

1.	Changes in the operating income based on K-IFRS consolidated financial statements.

C.	Funding and Fund Management

(1)	Funding

					(Unit: KRW millions)
Item		1H 2016		2015		2014
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Equity	Capital stock	1,183,063	5.40	1,183,063	5.59	1,183,063	6.16
	Capital surplus	1,063,271	4.85	1,063,271	5.02	1,063,271	5.53
	Adjustments	(159,884)	(0.73)	(161,890)	(0.76)	(161,890)	(0.84)
	Other comprehensive income	34,785	0.16	25,802	0.12	129,884	0.68
	Retained earnings	981,857	4.48	900,667	4.25	852,581	4.44

Deposits received	Customers’ deposits	1,903,251	8.68	1,592,495	7.52	1,308,778	6.81
	Guarantee deposits	16,958	0.08	16,583	0.08	12,918	0.07
	Others	1,679	0.01	11,356	0.05	15,759	0.08

Borrowings	Call money	200,318	0.91	283,218	1.34	377,100	1.96
	Borrowings	912,771	4.16	1,330,179	6.28	1,142,128	5.94
	Securities sold under repurchase agreements	6,447,510	29.42	5,422,666	25.60	5,545,411	28.86
	Financial liabilities designated at fair value through profit or loss	6,962,723	31.77	7,345,719	34.68	4,692,580	24.43
	Derivatives	425,629	1.94	211,758	1.00	482,762	2.51
	Debentures	367,909	1.68	499,881	2.36	499,836	2.60
	Others	374,569	1.71	454,009	2.14	1,080,840	5.63

Other liabilities	Allowance for severance and retirement benefits	10,834	0.05	39,936	0.19	33,080	0.17
	Others	1,190,893	5.43	963,735	4.54	954,030	4.97

Total		21,918,136	100.00	21,182,448	100.00	19,212,131	100.00

1.	Based on K-IFRS separate financial statements.

(2)	Fund Management

					(Unit: KRW millions)
Item		1H 2016		2015		2014
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Cash/ deposits	Cash and cash equivalents	294,364	1.34	405,112	1.91	280,792	1.46
	Due from banks	1,831,690	8.36	2,052,431	9.69	1,758,499	9.15

Securities	Securities held for trading	12,335,633	56.28	11,584,715	54.69	10,592,754	55.14

	Item	1H 2016		2015		2014
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
	Available-for-sale securities	2,516,986	11.48	2,240,954	10.58	1,338,837	6.97
	Held-to-maturity securities	10,000	0.05	10,000	0.05	6,667	0.03
	Equity method securities	550,879	2.51	556,642	2.63	983,391	5.12

	Financial assets designated at fair value through profit or loss	634,388	2.89	822,392	3.88	892,699	4.65
	Derivatives	121,619	0.55	100,636	0.48	400,157	2.08

Loans	Call loans	—	—	2,573	0.01	61,667	0.32
	Broker’s loans	1,585,524	7.23	1,498,640	7.07	1,263,483	6.58
	Securities purchased under repurchase agreements	33,494	0.15	40,159	0.19	24,700	0.13
	Loans to employees	65,635	0.30	73,550	0.35	84,790	0.44
	Others	454,879	2.08	493,088	2.33	455,405	2.37
	Property and equipment	135,991	0.62	139,122	0.66	141,876	0.74
	Investment property	53,903	0.25	58,070	0.27	63,365	0.33
	Others	1,293,153	5.91	1,104,364	5.21	863,049	4.49

	Total	21,918,136	100.00	21,182,448	100.00	19,212,131	100.00

3.	Performance by Business Operation of Hyundai Securities

A.	Trading Operations

(1)	Securities Trading

					(Unit: KRW)
Category			Purchase	Sale	Total	Balance	Valuation Gain (Loss)
Equity securities	Stocks	KOSPI	2,836,721,011,248	2,962,259,527,703	5,798,980,538,951	35,595,118,695	4,195,028,714
		KOSDAQ	321,295,210,553	352,541,346,079	673,836,556,632	28,934,187,100	2,690,876,039
		KONEX	1,276,447,100	1,490,074,695	2,766,521,795	1,478,035,100	250,356,494
		Others	—	—	—	574,492,256,949	—
		Subtotal	3,159,292,668,901	3,316,290,948,477	6,475,583,617,378	640,499,597,844	7,136,261,247
	Warrants	KOSPI	5,512,798,677	5,640,482,380	11,153,281,057	826,903,224	183,938,406
		KOSDAQ	—	—	—	—	—
		KONEX
		Others	—	—	—	—	—
		Subtotal	5,512,798,677	5,640,482,380	11,153,281,057	826,903,224	183,938,406
	Others	KOSPI	—	—	—	—	—
		KOSDAQ	—	—	—	—	—
		KONEX
		Others	6,068,074,462	3,113,134,154	9,181,208,616	46,704,699,859	886,057,510
		Subtotal	6,068,074,462	3,113,134,154	9,181,208,616	46,704,699,859	886,057,510

	Total		3,170,873,542,040	3,325,044,565,011	6,495,918,107,051	688,031,200,927	8,206,257,163

Debt securities	Treasury bonds, municipal bonds	Treasury bonds	60,184,961,547,677	60,888,065,710,389	121,073,027,258,066	2,107,563,270,441	17,929,227,720
		Housing bonds	14,360,906,880,962	13,883,316,377,686	28,244,223,258,648	79,136,388,596	566,833,838
		Others	265,761,771,406	274,223,622,001	539,985,393,407	83,662,349,083	329,195,353
		Subtotal	74,811,630,200,045	75,045,605,710,076	149,857,235,910,121	2,270,362,008,120	18,825,256,911
	Special bonds	Monetary stabilization bonds	9,711,537,186,443	9,441,287,549,116	19,152,824,735,559	1,455,440,658,638	2,463,418,004
		KDIC bonds	526,967,421,872	390,651,331,671	917,618,753,543	249,337,924,863	(665,284,298)
		Land development bonds	111,125,359,099	126,031,144,439	237,156,503,538	173,583,254,064	(228,667,106)
		Others	3,744,807,623,261	3,575,175,703,262	7,319,983,326,523	759,832,063,246	(165,859,127)
		Subtotal	14,094,437,590,675	13,533,145,728,488	27,627,583,319,163	2,638,193,900,811	1,403,607,473
	Financial bonds	KDB bonds	1,127,615,135,949	876,634,609,605	2,004,249,745,554	1,093,884,378,200	29,135,790
		Medium term notes	455,613,702,032	358,385,199,343	813,998,901,375	313,164,148,324	589,378,857
		Bank bonds	993,270,861,591	610,880,118,395	1,604,150,979,986	1,270,584,999,671	837,422,901
		Credit bonds	2,411,797,520,696	2,337,669,178,687	4,749,466,699,383	1,430,376,845,394	2,685,834,861

Category			Purchase	Sale	Total	Balance	Valuation Gain (Loss)
		Merchant bank bonds	—	—	—	—	—
		Others	403,468,660,865	518,949,431,628	922,418,092,493	531,423,439,516	899,996,594
		Subtotal	5,391,765,881,133	4,702,518,537,658	10,094,284,418,791	4,639,433,811,105	5,041,769,003
		Corporate bonds	2,526,649,731,401	2,263,479,114,911	4,790,128,846,312	1,250,527,274,185	7,436,886,364
		Commercial paper	32,664,436,313,869	32,488,255,740,201	65,152,692,054,070	677,170,174,421	858,927,176
		Others	21,069,393,431,113	20,199,624,211,908	41,269,017,643,021	506,592,336,129	111,703,331

		Total	150,558,313,148,236	148,232,629,043,242	298,790,942,191,478	11,982,279,504,771	33,678,150,258

Collective investment securities		Exchange-traded funds	891,589,013,905	1,039,503,178,350	1,931,092,192,255	452,496,774,960	(1,185,889,832)
		Others	141,536,576,322	73,121,114,488	214,657,690,810	577,352,391,040	(5,013,801)
		Total	1,033,125,590,227	1,112,624,292,838	2,145,749,883,065	1,029,849,166,000	(1,190,903,633)
Investment contract securities					—
Foreign currency securities		Equity securities	25,544,725,452	17,980,694,266	43,525,419,718	153,668,367,150	(11,471,309)
	Debt securities	Treasury bonds, municipal bonds	207,797,999,921	141,885,532,539	349,683,532,460	231,538,736,545	826,371,339
		Special bonds	48,817,112,440	22,739,847,072	71,556,959,512	123,801,995,047	381,656,814
		Financial bonds	334,175,768,805	360,919,317,052	695,095,085,857	369,486,449,387	1,618,761,707
		Corporate bonds	243,238,070,687	330,065,502,494	573,303,573,181	177,655,438,821	1,517,420,036
		Commercial paper			—	—	—
		Others			—	—	—
		Subtotal	834,028,951,853	855,610,199,157	1,689,639,151,010	902,482,619,800	4,344,209,896
		Collective investment securities	20,883,142,694	50,113,178,597	70,996,321,291	6,187,723,920	(116,900,599)
		Investment contract securities			—	—	—
		Derivative-linked securities			—	—	—
		Others			—	—	—

		Total	880,456,819,999	923,704,072,020	1,804,160,892,019	1,062,338,710,870	4,215,837,988

Derivatives-linked securities		Equity-linked securities	137,420,281,726	15,076,666,651	152,496,948,377	287,909,880,742	(2,917,758,778)
		Equity-linked warrants	1,827,045,850	1,549,260,961	3,376,306,811	167,744,200	(110,179,289)
		Others	214,714,468,952	161,397,322,850	376,111,791,802	402,568,445,946	3,907,075,448
		Total	353,961,796,528	178,023,250,462	531,985,046,990	690,646,070,888	879,137,381
Other securities					—

Total			155,996,730,897,030	153,772,025,223,573	309,768,756,120,603	15,453,144,653,456	45,788,479,157

1.	Based on K-IFRS separate financial statements.

(2)	Derivatives Trading

(Unit: KRW)

Category					Transaction Value				Balance		Valuation Gain (Loss)
					Speculation	Hedge	Others	Total	Assets	Liabilities
Futures				Gold	—	—	—	—	—	—	—
	Domestic	Commodity futures		Pork	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	—	—	—	—	—	—	—
		Financial futures	Interest rate futures	3-year treasury bonds	53,059,516,111,473	38,875,262,080,000	—	91,934,778,191,473	—	—	(108,249,431)
				5-year treasury bonds	—	—	—	—	—	—	—
				10-year treasury bonds	20,953,801,378,527	—	—	20,953,801,378,527	—	—	476,664,170
				Monetary stabilization bonds	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	74,013,317,490,000	38,875,262,080,000	—	112,888,579,570,000	—	—	368,414,739
			Currency futures	USD	4,660,054,336,000	4,560,650,877,000	—	9,220,705,213,000	—	—	(695,722,117)
				JPY	—	—	—	—	—	—	—
				EUR	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	4,660,054,336,000	4,560,650,877,000	—	9,220,705,213,000	—	—	(695,722,117)
			Index futures	KOSPI200	9,720,532,173,700	5,269,441,819,900	—	14,989,973,993,600	—	—	4,837,291,184
				KOSTAR	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	9,720,532,173,700	5,269,441,819,900	—	14,989,973,993,600	—	—	4,837,291,184
				Single-stock futures	1,894,559,800,592	654,067,372,095	—	2,548,627,172,687	—	—	(1,764,908,420)
				Others	—	—	—	—	—	—	—

				Total	90,288,463,800,292	49,359,422,148,995	—	139,647,885,949,287	—	—	2,745,075,386

		Others			—	—	—	—	—	—	—

		Total domestic			90,288,463,800,292	49,359,422,148,995	—	139,647,885,949,287	—	—	2,745,075,386

	Foreign	Commodity futures		Agricultural products	—	744,597,954	—	744,597,954	—	—	39,032
				Nonferrous metals, jewelry	3,741,750,180	16,945,541,814	—	20,687,291,994	—	—	1,084,426
				Energy	15,222,995,559	22,477,210,699	—	37,700,206,258	—	—	1,976,241
				Others	—	—	—	—	—	—	—
				Subtotal	18,964,745,739	40,167,350,467	—	59,132,096,206	—	—	3,099,699
		Financial futures		Currency	123,554,103,940	281,063,961,054	—	404,618,064,994	—	—	35,882,892
				Interest rate	16,061,701,882,666	10,780,136,795,939	—	26,841,838,678,605	—	—	484,267,456
				Stock index	159,662,533,830	12,616,607,993,082	—	12,776,270,526,912	—	—	(26,848,157,074)
				Single-stock	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	16,344,918,520,436	23,677,808,750,075	—	40,022,727,270,511	—	—	(26,328,006,726)
		Others			—	—	—	—	—	—	—

		Total foreign			16,363,883,266,175	23,717,976,100,542	—	40,081,859,366,717	—	—	(26,324,907,027)

	Total futures				106,652,347,066,467	73,077,398,249,537	—	179,729,745,316,004	—	—	(23,579,831,641)
Options	Domestic	Index options		KOSPI200	320,329,072,000	125,451,250,000	—	445,780,322,000	8,404,344,000	13,029,319,000	3,793,674,584
				Others	—	—	—	—	—	—	—

				Subtotal	320,329,072,000	125,451,250,000	—	445,780,322,000	8,404,344,000	13,029,319,000	3,793,674,584

		Single-stock			22,470,716,200	6,045,500	—	22,476,761,700	595,518,400	551,176,600	45,290,024
		Currency		USD	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—

				Subtotal	—	—	—	—	—	—	—

Category			Transaction Value				Balance		Valuation Gain (Loss)
			Speculation	Hedge	Others	Total	Assets	Liabilities
		Others	—	—	—	—	—	—	—

		Total domestic	342,799,788,200	125,457,295,500	—	468,257,083,700	9,000,862,400	13,580,495,600	3,838,964,608

	Foreign	Stock index	—	—	—	—	—	—	—
		Single-stock	—	—	—	—	—	—	—
		Interest rate	—	—	—	—	—	—	—
		Currency	—	—	—	—	—	—	—
		Others	—	—	—	—	—	—	—

		Total foreign	—	—	—	—	—	—	—

	Total options		342,799,788,200	125,457,295,500	—	468,257,083,700	9,000,862,400	13,580,495,600	3,838,964,608

Others	Domestic		—	—	—	—	—	—	—
	Foreign		—	—	—	—	—	—	—
	Total others		—	—	—	—	—	—	—

Total			106,995,146,854,667	73,202,855,545,037	—	180,198,002,399,704	9,000,862,400	13,580,495,600	(19,740,867,033)

1.	Based on K-IFRS separate financial statements.

(3)	Over-the-Counter Derivatives Trading

								(Unit: KRW)
Category		Transaction Value				Balance		Valuation Gain (Loss)
		Speculation	Hedge	Others	Total	Asset	Liability
Forwards	Credit	—	—	—	—	—	—	—
	Stock	—	—	—	—	—	—	—
	Commodity	—	—	—	—	—	—	—
	Interest rate	—	—	—	—	—	—	—
	Currency	—	4,335,902,888,725	—	4,335,902,888,725	26,379,227,380	22,587,931,229	(7,108,551,892)
	Others	—	—	—	—	—	—	—

	Total	—	4,335,902,888,725	—	4,335,902,888,725	26,379,227,380	22,587,931,229	(7,108,551,892)

Options	Credit	—	—	—	—			—
	Stock	6,845,000,000	1,500,000,000	—	8,345,000,000	20,088,874,208	—	(509,840,647)
	Commodity	—	—	—	—			—
	Interest rate	—	70,000,000,000	—	70,000,000,000	—	14,058,429,601	(6,222,048,005)
	Currency	—	—	—	—			—
	Others	—	7,465,154,325,111	—	7,465,154,325,111	751,100,601	3,746,404,356	17,280,378,679

	Total	6,845,000,000	7,536,654,325,111	—	7,543,499,325,111	20,839,974,809	17,804,833,957	10,548,490,027

Swaps	Credit	—	446,475,000,000	—	446,475,000,000	33,291,224,549	30,380,788,718	(719,599,732)
	Stock	193,499,858,727	5,502,969,117,278	—	5,696,468,976,005	195,948,889,266	371,725,036,745	(2,020,852,021)
	Commodity	—	6,169,057,278	—	6,169,057,278	2,452,949,600	6,149,536,391	2,523,653,279
	Interest rate	50,000,000,000	7,065,099,304,000	—	7,115,099,304,000	113,073,091,883	107,332,860,080	(5,810,654,897)
	Currency	—	11,906,000,000	—	11,906,000,000	4,821,361,502	6,800,773,919	(368,745,756)
	Others	—	—	—	—			—

	Total	243,499,858,727	13,032,618,478,556	—	13,276,118,337,283	349,587,516,800	522,388,995,853	(6,396,199,127)

Others		—	—	—	—			—

Total		250,344,858,727	24,905,175,692,392	—	25,155,520,551,119	396,806,718,989	562,781,761,039	(2,956,260,992)

1.	Based on K-IFRS separate financial statements.

(4)	Securities Trading

(a)	Stocks

			(Unit: KRW millions)
Category	1H 2016	1H 2015	2015
Gain (loss) on disposal	(7,000)	2,513	18,726
Gain (loss) on valuation	4,890	13,751	(7,400)
Dividend income	10,931	7,204	8,949

Total	8,821	23,468	20,275

1.	Based on K-IFRS separate financial statements.
2.	Gain (loss) on disposal and gain (loss) on valuation: Includes gains and losses with respect to held-for-trading securities only.

(b)	Bonds

			(Unit: KRW millions)
Type	1H 2016	1H 2015	2015
Gain (loss) on disposal/redemption	11,091	185	(1,103)
Gain (loss) on valuation	27,279	7,431	(8,715)
Interest on bonds	123,318	126,086	255,791

Total	161,688	133,702	245,973

1.	Based on K-IFRS separate financial statements.
2.	Gain (loss) on disposal and gain (loss) on valuation: Includes gains and losses with respect to held-for-trading securities only.

(c)	Foreign currency securities

			(Unit: KRW millions)
Type	1H 2016	1H 2015	2015
Gain (loss) on disposal/redemption	4,691	9,385	6,551
Gain (loss) on valuation	4,216	(1,993)	(6,739)
Interest on bonds	9,955	11,503	24,202

Total	18,862	18,895	24,014

1.	Based on K-IFRS separate financial statements.
2.	Gain (loss) on disposal and gain (loss) on valuation: Includes gains and losses with respect to held-for-trading securities only.

(d)	Derivatives trading

① Exchange-traded futures transactions

			(Unit: KRW millions)
Type	1H 2016	1H 2015	2015
Gain (loss) on sales	(15,875)	(1,599)	(21,041)
Gain (loss) on settlement	(23,580)	3,058	(5,115)

Total	(39,455)	1,459	(26,156)

1.	Based on K-IFRS separate financial statements.

② Exchange-traded options transactions

			(Unit: KRW millions)
Type	1H 2016	1H 2015	2015
Gain (loss) on sales	(14,932)	2,387	(2,073)
Gain (loss) on valuation	3,839	(475)	(4,039)

Total	(11,093)	1,912	(6,112)

1.	Based on K-IFRS separate financial statements.

③ Derivatives-linked securities transactions

			(Unit: KRW millions)
Type	1H 2016	1H 2015	2015
Gain (loss) on disposal	(214)	—	(41)
Gain (loss) on valuation	91,589	(19,407)	388,720
Gain (loss) on redemption	(83,697)	(108,850)	(261,667)

Total	7,678	(128,257)	127,012

1.	Based on K-IFRS separate financial statements.
2.	Includes gains and losses from derivatives-linked securities transactions and derivatives-linked securities sold transactions.

④ Over-the-counter derivatives transactions

			(Unit: KRW millions)
Type	1H 2016	1H 2015	2015
Gain (loss) on sales	(71,781)	62,610	(11,981)
Gain (loss) on valuation	(47,162)	(8,013)	(289,297)
Gain (loss) on redemption	1,777	(18,016)	(21,337)

Total	(117,166)	36,581	(322,615)

1.	Based on K-IFRS separate financial statements.

B.	Brokerage Operations
(1)	Brokerage of Financial Investment Products and Brokerage Commissions

						(Unit: KRW)
Category			Purchase	Sale	Total	Commissions
Equity securities	Stocks	KOSPI	18,008,558,789,451	19,117,070,835,628	37,125,629,625,079	62,098,555,047
		KOSDAQ	15,832,767,569,373	15,909,502,517,857	31,742,270,087,230	61,184,524,426
		KONEX			—
		Others	2,932,306,735	4,148,902,534	7,081,209,269	29,832,070
		Subtotal	33,844,258,665,559	35,030,722,256,019	68,874,980,921,578	123,312,911,543
	Warrants	KOSPI			—
		KOSDAQ			—
		KONEX			—
		Others			—
		Subtotal	—	—	—	—
	Others	KOSPI			—
		KOSDAQ			—
		KONEX			—
		Others			—
		Subtotal	—	—	—	—
	Total equity securities		33,844,258,665,559	35,030,722,256,019	68,874,980,921,578	123,312,911,543
Debt securities	Bonds	Exchange transactions	40,269,333,685	329,384,962,020	369,654,295,705	977,608,320
		Over-the-counter transactions	107,783,088,228	272,113,131,640	379,896,219,868	1,341,283,010
		Subtotal	148,052,421,913	601,498,093,660	749,550,515,573	2,318,891,330
	Commercial paper	Exchange transactions			—
		Over-the-counter transactions			—
		Subtotal	—	—	—	—
	Others	Exchange transactions			—
		Over-the-counter transactions			—
		Subtotal	—	—	—	—
	Total debt securities		148,052,421,913	601,498,093,660	749,550,515,573	2,318,891,330
Collective investment securities					—
Investment contract securities					—
Derivatives-linked securities	Equity-linked securities				—
	Equity-linked warrants		433,765,630,750	415,633,401,250	849,399,032,000	246,471,850
	Others				—
	Total derivatives-linked securities		433,765,630,750	415,633,401,250	849,399,032,000	246,471,850
Foreign currency securities			48,015,653,998	45,237,722,174	93,253,376,172	255,206,953
Other securities			2,747,597,990	3,279,564,490	6,027,162,480	22,812,000
Total securities			34,476,839,970,210	36,096,371,037,593	70,573,211,007,803	126,156,293,676
		Domestic	34,263,272,071,450	33,594,223,670,198	67,857,495,741,648	4,082,393,913
Futures		Foreign			—
		Subtotal	34,263,272,071,450	33,594,223,670,198	67,857,495,741,648	4,082,393,913
Options	Exchange transactions	Domestic	2,228,477,960,600	2,230,573,681,700	4,459,051,642,300	2,764,085,000
		Foreign			—
		Subtotal	2,228,477,960,600	2,230,573,681,700	4,459,051,642,300	2,764,085,000
	Over-the- counter transaction	Domestic			—
		Foreign			—
		Subtotal	—	—	—	—
	Total options		2,228,477,960,600	2,230,573,681,700	4,459,051,642,300	2,764,085,000
Forwards		Domestic			—
		Foreign			—
		Subtotal	—	—	—	—
Other derivatives					—
Total derivatives			36,491,750,032,050	35,824,797,351,898	72,316,547,383,948	6,846,478,913
Total			70,968,590,002,260	71,921,168,389,491	142,889,758,391,751	133,002,772,589
1.	Based on K-IFRS separate financial statements.

(2)	Profit from Brokerage Operations

	(Unit: KRW millions)
Category	1H 2016	1H 2015	2015
Brokerage commissions	133,003	164,371	316,469
Fee for brokerage transactions	8,404	8,190	16,740
Net brokerage commission income	124,599	156,181	299,729

1.	Based on K-IFRS separate financial statements.

C.	Discretionary Investment Management Operations

(1)	Discretionary Investment Management Contracts

	(Unit: persons, contracts, KRW millions)
Category	1H 2016	1H 2015	Increase (Decrease)
Number of customers (persons)	259,855	229,803	30,052
Number of discretionary investment contracts	273,654	239,975	33,679
Aggregate amount (valuation amount) of assets under discretionary management (KRW millions)	2,309,008	4,686,983	(2,377,975)

(2)	Discretionary Management Commission Income

	(Unit: KRW millions)
Type	1H 2016	1H 2015	Increase (Decrease)
Discretionary management commissions	1,889	2,397	(508)
Other commissions	—	—	—

Total	1,889	2,397	(508)

(3)	Assets under Discretionary Management

(Units: KRW millions, except number of contracts)

Category		Financial Investment Companies		Banks		Insurance Companies (Own Accounts)		Insurance Companies (Special Accounts)		Pension and Funds		Merchant Banks		Individuals		Others		Total
		Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets
Managed assets – domestic	Regular investors	9	8,664	1	0	0	0	0	0	3	311	14	9,136	271,743	751,359	1,416	425,517	273,186	1,194,986
	Professional investors	60	265,719	15	2,100	44	65,087	23	0	132	595,906	35	101,026	0	0	155	82,886	464	1,112,724

	Total	69	274,383	16	2,100	44	65,087	23	0	135	596,217	49	110,161	271,743	751,359	1,571	508,403	273,650	2,307,710

Managed assets – foreign	Regular investors		0		0		0		0		0		0	2	1,203	1	95	3	1,298
	Professional investors		0		0		0		0		0		0		0	1	0	1	0

	Total	0	0	0	0	0	0	0	0	0	0	0	0	2	1,203	2	95	4	1,298

Total	Regular investors	9	8,664	1	0	0	0	0	0	3	311	14	9,136	271,745	752,563	1,417	425,612	273,189	1,196,285
	Professional investors	60	265,719	15	2,100	44	65,087	23	0	132	595,906	35	101,026	0	0	156	82,886	465	1,112,724

	Total	69	274,383	16	2,100	44	65,087	23	0	135	596,217	49	110,161	271,745	752,563	1,573	508,498	273,654	2,309,008

(4)	Breakdown of Discretionary Investment Management Contracts by Amount

					(Units: Number, KRW millions, %)
Category	Number of Contracts				Contract Amount
	Regular Investors	Professional Investors	Total	Ratio	Regular Investors	Professional Investors	Total	Ratio
Less than KRW100 million	271,708	412	272,120	99.4	371,238	246	371,483	16.09
KRW100 million to less than KRW300 million	1,064	8	1,072	0.4	170,314	1,245	171,559	7.43
KRW300 million to less than KRW500 million	191	6	197	0.1	71,219	2,252	73,472	3.18
KRW500 million to less than KRW1 billion	108	3	111	0.0	70,528	2,431	72,959	3.16
KRW1 billion to less than KRW5 billion	82	12	94	0.0	149,402	23,370	172,772	7.48
KRW5 billion to less than KRW10 billion	25	4	29	0.0	164,362	33,841	198,202	8.58
KRW10 billion or more	11	20	31	0.0	199,222	1,049,339	1,248,561	54.07

Total	273,189	465	273,654	100.0	1,196,285	1,112,724	2,309,008	100.0

(5)	Management of Discretionary Investment Assets

			(Unit: KRW millions)
Category		Code	Domestic	Foreign	Total
Current assets		Deposits (including customer margin)	34,717	1	34,718
		Demand deposits	1,193,126	0	1,193,126
		Fixed deposits	5,004	0	5,004
		Certificates of deposit	0	0	0
		Call loans	0	0	0
		Securities purchased under repurchase agreements	16	0	16
		Commercial paper	1,015,005	0	1,015,005
		Others	0	0	0

		Subtotal	2,247,868	1	2,247,869

Securities	Debt securities	Treasury bonds, municipal bonds	0	0	0
		Special bonds	0	0	0
		Financial bonds	0	0	0
		Corporate bonds	0	0	0
		Others	0	0	0

		Subtotal	0	0	0

	Equity securities	Stocks	58,478	306	58,784
		Warrants	1	0	1
		Equity interests	0	0	0
		Others	0	0	0

		Subtotal	58,478	306	58,785

	Beneficiary certificates	Trust beneficiary certificates	0	0	0
		Investment trust beneficiary certificates	2,203	0	2,203
		Others	0	0	0

		Subtotal	2,203	0	2,203

	Investment contract securities		0	0	0

	Derivatives-linked securities	Equity-linked securities	117	0	117
		Equity-linked warrants	0	0	0
		Others	0	0	0

		Subtotal	117	0	117

	Depositary shares		0	0	0
	Others		0	0	0

	Subtotal		0	0	0

Derivatives	Exchange-traded derivatives	Interest-rate related transactions	0	0	0
		Currency-related transactions	0	0	0
		Stock-related transactions	0	0	0
		Others	0	0	0

		Subtotal	0	0	0

	Over-the-counter derivatives	Interest-rate related transactions	0	0	0
		Currency-related transactions	0	0	0
		Stock-related transactions	0	0	0
		Others	0	0	0

		Subtotal	0	0	0

	Subtotal		0	0	0

Others			34	0	34

Total			2,308,701	307	2,309,008

D.	Underwriting Operations

(1)	Performance of Underwriting Operations

								(Unit: KRW millions)
Category	1H 2016			1H 2015			2015
	Bookrunner	Underwriter	Underwriting Commissions	Bookrunner	Underwriter	Underwriting Commissions	Bookrunner	Underwriter	Underwriting Commissions
Initial public offering	32,551	32,551	911	—	—	—	225,350	225,350	6,306
Stocks	—	—	—	220,745	220,745	725	242,245	242,245	1,048
Treasury bonds	—	929,586	199	—	1,069,452	137	—	2,079,452	267
Corporate bonds	13,975,140	4,088,440	2,460	8,365,200	1,959,540	2,246	17,032,004	4,868,504	6,061
Foreign currency securities	—	—	—	—	—	—	—	—	255
Others	2,523,400	4,413,951	4,096	1,233,558	8,255,598	4,783	3,572,608	11,552,695	16,240

Total	16,531,091	9,464,528	7,665	9,819,503	11,505,335	7,891	21,072,207	18,968,246	30,177

1.	Based on K-IFRS separate financial statements.

(2)	Profit from Underwriting Operations

	(Unit: KRW millions)
Category	1H 2016	1H 2015	2015
Underwriting commissions	7,665	7,891	30,177
Commission expense	74	102	247
Total	7,591	7,789	29,930

1.	Based on K-IFRS separate financial statements.

E.	Trust Operations

(1)	Profit from Trust Operations (Trust Accounts)

(As of June 30, 2016)						(Unit: KRW)
Account Name					Trust Fees and Commissions	Commissions Received from Termination
Unspecified money in trust					0	0
Money trust	Dividend paying trust	Specified		Money market trust	130,381,127	0
				Investment advisory	0	0
				Treasury shares	16,689,311	0
				Bonds	364,610,235	0
				Stock (excluding investment advisory and treasury shares)	0	0
				Equity-linked	94,028	0
				Fixed deposit	67,390,802	0
			Retirement pension	Defined benefit	547,460,874	0
				Defined contribution	145,324,503	0
				Individual retirement account	110,419,555	0
				Subtotal	803,204,932	0
				Others	7,479,452	0

		Total dividend paying trusts			1,389,849,887	0

Property trust	Securities				1,355,254,257	0
	Monetary claims				11,000,000	0
	Personal property				0	0
	Real estate trust	Land trust		Loan	0	0
				Management	0	0
				Subtotal	0	0
		Management trust		Type A	0	0
				Type B	0	0
				Subtotal	0	0
		Disposal trust			0	0
		Collateral trust			0	0
		Sales management trust			0	0

		Total real estate trust			0	0

	Real estate related rights				0	0
	Intangible property rights				0	0

	Total property trust				1,366,254,257	0

Comprehensive property trust					0	0

Others					0	0

Total					2,756,104,144	0

(2)	Status per Type of Trust

(As of June 30, 2016)					(Units: KRW, except number of accounts)
Type					December 31, 2015		Increase		Decrease		June 30, 2016
					Number of Accounts	Amount	Number of Accounts	Amount	Number of Accounts	Amount	Number of Accounts	Amount
Money trust	Unspecified money in trust				0	0	0	0	0	0	0	0
	Dividend paying trust	Specified		Money market trust	83	510,513,701,593	217	9,189,278,953,335	218	9,317,759,125,003	82	382,033,529,925
				Investment advisory	0	0	0	0	0	0	0	0
				Treasury shares	7	22,046,545,345	1	3,000,000,000	3	8,546,545,345	5	16,500,000,000
				Bonds	612	3,080,363,694,772	76	3,541,984,256,217	116	4,011,905,759,419	572	2,610,442,191,570
				Stock (excluding investment advisory and treasury shares)	0	0	0	0	0	0	0	0
				Equity-linked	2	144,000,000,000	0	0	2	144,000,000,000	0	0
				Fixed deposit	23	4,531,317,800,000	59	7,964,749,350,000	30	5,573,500,800,000	52	6,922,566,350,000
			Retirement pension	Defined benefit	0	0	5	16,017,375,505	24	65,272,233,899	276	444,480,092,596
				Defined contribution	295	493,734,950,990	32	34,605,441,132	18	18,626,305,866	478	162,451,465,581
				Individual retirement account	464	146,472,330,315	612	40,050,792,153	417	17,350,556,781	1,312	102,118,572,690
				Subtotal	1,117	79,418,337,318	649	90,673,608,790	459	101,249,096,546	2,066	709,050,130,867
			Others		1,876	719,625,618,623	26,069	138,830,653,196	371	2,123,752,377	25,699	166,706,900,819

		Total dividend paying trusts			1	30,000,000,000	0	0	0	0	1	30,000,000,000

Property trust	Securities				2,604	9,037,867,360,333	0	0	0	377,100,000,000	1	3,000,000,000
	Monetary claims				1	380,100,000,000	1	30,000,000,000	1	30,000,000,000	8	557,200,000,000
	Personal property				8	557,200,000,000
	Real estate trust	Land trust		Loan	0	0	0	0	0	0	0	0
				Administrative	0	0	0	0	0	0	0	0
				Subtotal	0	0	0	0	0	0	0	0
		Management trust		Type A	0	0	0	0	0	0	0	0
				Type B	0	0	0	0	0	0	0	0
				Subtotal	0	0	0	0	0	0	0	0
		Disposal trust			0	0	0	0	0	0	0	0
		Collateral trust			0	0	0	0	0	0	0	0
		Sales management trust			0	0	0	0	0	0	0	0
		Total real estate trust			0	0	0	0	0	0	0	0
	Real estate related rights				0	0	0	0	0	0	0	0
	Intangible property rights				0	0	0	0	0	0	0	0

	Total property trust				9	937,300,000,000	1	30,000,000,000	1	407,100,000,000	9	560,200,000,000

Comprehensive property trust					0	0	0	0	0	0	0	0

Others					0	0	0	0	0	0	0	0

Total					2,613	9,975,167,360,333	27,072	20,958,516,821,538	1,200	19,566,185,078,690	28,485	11,367,499,103,181

F.	Credit Extension Operations

(1)	Credit Extension

Category	June 30, 2016	Remarks
Credit extension limit	KRW1,750,000 million	Pursuant to Article 4-23 of Regulations on Financial Investment Business (Limit on credit extension for each company)

(2)	Interest Rates

Interest Rate						Overdue Interest Rate	Remarks
Loans on Margin Accounts			Loans Secured by Deposited Securities
General	1 – 15 days:	6.5% per annum	Based on lending period	1 – 30 days:	6.5% per annum
	16 –30 days:	7.0% per annum		31 – 90 days:	7.5% per annum
	31 – 60 days:	7.5% per annum		91 – 180 days:	8.5% per annum
	61 – 90 days:	8.0% per annum		Over 181 days:	8.7% per annum
	Over 91 days:	8.7% per annum
Bull Accounts	8.0% per annum		Based on customer classifications	Royal Black:	6.0% per annum	12%	—
				Royal Purple:	6.75% per annum
				Royal Green:	7.0% per annum
				Royal Blue:	7.25% per annum
				Noble/Family/Friends:	7.75% per annum
				Corporate:	7.25% per annum

–	Loans secured by unlisted stocks: 8.0% - 10.5% per annum
–	Loans on cash management accounts: 7.0 - 8.0% per annum
–	Loans secured by securities in the employee stock ownership plan accounts: 4.9% - 6.9% per annum
–	Loans secured by money market accounts: 4.5% - 6.9% per annum
–	Loans secured by proceeds from sale of securities in brokerage accounts: 8.0% per annum
–	Loans secured by proceeds from sale of investment funds: 7.5% per annum

(3)	Loans on Margin Accounts and Debt Balance/Outstanding Loans

		(Unit: KRW millions)
Category	January 1, 2016 – June 30, 2016	Remarks
Loans on margin accounts	552,987	Includes loans
Stock loans on margin accounts	710	Includes stock loans only
Loans secured by deposited securities	1,031,222	—

Total credit extension	1,584,919	—

G.	Purchase and Sales of Bonds under Repurchase Agreements

			(Unit: KRW millions)
Category		1H 2016	2015	2014
Balance	Bonds sold under repurchase agreements	6,715,435	5,967,005	4,732,275
	(Large repurchase agreements)	—	—	—
	Bonds purchased under repurchase agreements	200	200	53,800

H.	Derivatives Transactions Operations

(1)	Derivatives Transactions

					(Unit: KRW millions)
Category		Interest Rate	Currency	Equity	Others	Total
Purpose	Hedging	56,790,498	9,189,524	24,170,044	7,957,966	98,108,032
	Trading	90,125,019	4,783,608	12,317,899	18,965	107,245,491
Market	Exchange	139,730,418	9,625,324	30,783,129	59,132	180,198,003
	Over-the-counter	7,185,099	4,347,809	5,704,815	7,917,799	25,155,522
Type	Forwards	—	4,335,903	—	—	4,335,903
	Futures	139,730,418	9,625,323	30,314,872	59,132	179,729,745
	Swaps	7,115,099	11,906	5,696,469	452,644	13,276,118
	Options	70,000	—	476,602	7,465,154	8,011,756

1.	Based on K-IFRS separate financial statements.
2.	Futures represent the sum of purchase transactions and sales transactions.

(2)	Credit Derivatives Transactions

(As of June 30, 2016)					(Units: USD, KRW)
Category	Sale			Purchase
	Foreign	Domestic	Total	Foreign	Domestic	Total
Credit default swaps (KRW) (FICC Derivatives Dept.)	100,000,000,000		100,000,000,000	100,000,000,000		100,000,000,000
Credit default swaps (USD) (FICC Derivatives Dept.)	852,990,000	739,300,000	1,592,290,000	879,490,000	739,300,000	1,618,790,000
Credit default swaps (USD) (Bond Management Dept.)	—	—	—	—	26,500,000	26,500,000
Credit linked notes (KRW) (FICC Derivatives Dept.)	10,000,000,000	35,500,000,000	45,500,000,000	—	—	—
Credit linked notes (KRW) (FICC Derivatives Dept.)	—	—	—	61,192,600,000	15,000,000,000	76,192,600,000
Credit linked notes (USD) (FICC Derivatives Dept.)	52,128,000	—	52,128,000	52,128,000	—	52,128,000
Credit linked notes (KRW) (Bond Management Dept.)	102,865,520,000	10,000,000,000	112,865,520,000

(3)	Details of Credit Derivatives Transactions

Category		Currency	Acquisition Year	Number of Transactions
Hyundai Securities as protection seller	Credit default swaps	KRW	2016	2
		USD	2016	3
			2015	7
			2014	2
			2013	25
			2012	18
	Credit linked notes	KRW	2016	14
			2015	13
			2014	1
		USD	2016	2
			2015	3
Hyundai Securities as protection buyer	Credit default swaps	KRW	2016	2
		USD	2016	3
			2015	7
			2014	2
			2013	25
			2012	20
	Credit linked notes	USD	2016	2

4.	Business Facilities of Hyundai Securities

A.	Branches

(1)	Korea

(As of June 30, 2016)
Region	Wealth Management Centers	Branches	Others	Total
Seoul	7	24	—	31
Busan	—	3	—	3
Daegu	1	2	—	3
Incheon	—	3	—	3
Gwangju	—	3	1	4
Daejon	—	3	—	3
Ulsan	1	7	—	8
Gyeonggi Province	1	18	—	19
Gangwon Province	—	1	—	1
Chungcheong-buk Province	—	2	—	2
Chungcheon-nam Province	—	5	—	5
Gyeongsang-buk Province	—	6	—	6
Gyeongsang-nam Province	—	4	—	4
Jeolla-buk Province	—	3	—	3
Jeolla-nam Province	—	1	—	1
Jeju Island	—	1	—	1

Total	10	86	1	97

1.	The head office (sales department) is included as one branch in the number of branches above.

(2)	Overseas

(As of June 30, 2016)
Region	Branches	Sales Offices	Representative Offices	Total
China (Shanghai)	—	—	1	1

Total	—	—	1	1

B.	Business Facilities

(As of June 30, 2016)			(Unit: KRW)
Type	Land (Book Value)	Building (Book Value)	Total
Gangdong	1,056,000,000	1,360,271,683	2,416,271,683
Gangneung	222,000,000	697,921,452	919,921,452
Daechi	17,373,284,700	3,143,028,102	20,516,312,802
Gwacheon	403,324,488	576,202,300	979,526,788
Gwanghwamun	1,115,080,128	743,255,404	1,858,335,532
Guro	849,125,903	895,905,851	1,745,031,754
Guri	458,628,750	508,039,966	966,668,716
Gimpo	255,136,700	621,472,456	876,609,156
Namulsan	8,941,016,904	2,505,839,319	11,446,856,223
Noeun	246,836,688	534,036,990	780,873,678
Daegu	5,197,922,721	5,481,436,280	10,679,359,001
Daecheon	3,970,867,596	1,000,350,849	4,971,218,445
Mabuk-dong	38,656,124,000	21,236,205,831	59,892,329,831
Masan	1,515,669,850	272,091,347	1,787,761,197
Mokdong	832,006,160	1,207,288,326	2,039,294,486
Byeongyeong	476,550,000	627,263,004	1,103,813,004
Bucheon	1,492,871,015	2,993,198,620	4,486,069,635
Bupyeong	2,016,733,396	3,443,845,619	5,460,579,015
Bundang	722,621,600	1,340,785,079	2,063,406,679
Seocho	1,164,275,056	1,422,044,802	2,586,319,858
Suwon	734,343,189	907,686,758	1,642,029,947

Type	Land (Book Value)	Building (Book Value)	Total
Suji	621,946,050	1,193,766,879	1,815,712,929
Shingal	239,200,000	218,745,387	457,945,387
Ssangmun	490,000,000	606,096,766	1,096,096,766
Andong	1,415,530,826	924,703,392	2,340,234,218
Apgujeong	1,298,224,772	1,197,255,937	2,495,480,709
Yeongju	1,546,219,373	922,740,737	2,468,960,110
Jeonju	1,109,548,440	2,341,364,037	3,450,912,477
Changwon	1,827,129,431	2,255,419,056	4,082,548,487
Cheonan	347,959,713	700,315,567	1,048,275,280
Cheongju	188,522,880	274,801,268	463,324,148
Techno Mart	576,944,266	1,534,789,027	2,111,733,293
Paju	642,446,653	687,655,752	1,330,102,405
Pyeongtaek	2,852,430,233	2,014,713,003	4,867,143,236
Haeundae	279,147,926	383,336,070	662,483,996

Total	101,135,669,405	66,773,872,916	167,909,542,321

C.	Automated Teller Machines

			(Unit: machines)
Type	1H 2016	2015	2014	Remarks
Automated Teller Machines	10	10	10	—

D.	New Branches and Expansion Plans for Significant Facilities

(1)	Pangyo Branch newly opened (March 15, 2016) and plans to establish two to three new sales offices

5.	Other Matters Necessary for an Investment Decision

A.	Commissions

(As of June 30, 2016)
Category		Regular Trading		Home Trading System (Internet, PC)
		Amount / Price	Commission Rate		Amount	Commission Rate
Stocks	KOSPI and KOSDAQ	KRW200 million or less	0.4973%		Less than KRW10 million	0.1573% + KRW1,000
					KRW10 million to less than KRW50 million	0.1273% + KRW2,000
		Greater than KRW200 million to KRW500 million	0.4473% + KRW100,000		KRW50 million to less than KRW100 million	0.0873%
					Greater than KRW100 million	0.0773%
		Greater than KRW500 million	0.3973% + KRW350,000		Automated response system (ARS)	0.2473%
					Mobile (mobile trading system)	0.1973%
Exchange-traded funds		KRW200 million or less	0.4978%		Less than KRW10 million	0.1578% + KRW1,000
					KRW10 million to less than KRW50 million	0.1278% + KRW2,000
		Greater than KRW200 million to KRW500 million	0.4478% + KRW100,000		KRW50 million to less than KRW100 million	0.0878%
					Greater than KRW100 million	0.0778%
		Greater than KRW500 million	0.3978% + KRW350,000		Automated response system (ARS)	0.2478%
					Mobile (mobile trading system)	0.1978%
Futures (Mini-futures)		Regular trading	0.0398%		Online trading (stock futures, CME)	0.0098%
Options	KOSPI200	Option price less than 0.4	0.5830% + KRW25	Less than KRW10 million	Option price less than 0.4	0.3830% + KRW25
					0.4 to less than 2.45	0.3956%
		0.4 to less than 2.45	0.5956%		2.45 and above	0.3830% + KRW155
				KRW10 million and above	Option price less than 0.4	0.2830% + KRW25
		2.45 and above	0.5830% + KRW155		0.4 to less than 2.45	0.2956%
					2.45 and above	0.2830% + KRW155

Mini KOSPI200	Option price less than 0.4	0.5830% + KRW5	Less than KRW10 million	Option price less than 0.4	0.3830% + KRW5
				0.4 to less than 2.45	0.3956%
	0.4 to less than 2.45	0.5956%		2.45 and above	0.3830% + KRW31
			KRW10 million and above	Option price less than 0.4	0.2830% + KRW5
	2.45 and above	0.5830% + KRW155		0.4 to less than 2.45	0.2956%
				2.45 and above	0.2830% + KRW31
Stocks	Option price less than KRW4,000	0.5830% + KRW5	Less than KRW10 million	Option price less than KRW4,000	0.3830% + KRW5
				KRW4,000 to less than KRW16,000	0.3956%
	KRW4,000 to less than KRW16,000	0.5956%		KRW16,000 and above	0.3830% + KRW20
			KRW10 million and above	Option price less than KRW4,000	0.2830% + KRW5
	KRW16,000 and above	0.5830% + KRW20		KRW4,000 to less than KRW16,000	0.2956%
				KRW16,000 and above	0.2830% + KRW20
USD	Option price less than 11.90	1.5% + KRW15	Option price less than 11.90		0.5% + KRW15
	11.90 to less than 23.80	1.5%	11.90 to less than 23.80		0.5%
	23.80 and above	1.5% + KRW30	23.80 and above		0.5% + KRW30
Equity-linked warrants	Regular trading	0.2978%	Online trading		0.0678%
Interest rate futures	Regular trading (3-, 5-, 10-year treasury bonds)	KRW4,000 per contract	Online trading (3-, 5-, 10-year treasury bonds)		KRW3,000 per contract
	Final trade on maturity date (3-, 5-year treasury bonds)	KRW4,000 per contract
	Final trade on maturity date (10-year treasury bonds)	KRW5,000 per contract
Currency futures	Regular trading (USD, JPY, EUR futures)	KRW1,600 per contract	Online trading (USD, JPY, EUR futures)		KRW1,800 per contract
	Final trade on maturity date (USD, JPY, EUR futures)	KRW1,800 per contract	Final trade on maturity date (USD, JPY, EUR futures)		KRW3,000 per contract
Commodity futures	Regular trading (gold futures)	KRW5,000 per contract	Regular trading (gold futures)		KRW3,000 per contract
	Regular trading (pork futures)	KRW5,000 per contract	Regular trading (pork futures)		KRW3,000 per contract
	Regular trading (mini-gold futures)	KRW1,000 per contract	Online trading (mini-gold futures)		KRW300 per contract
	Final trade on maturity date (gold futures)	KRW6,000 per contract
	Final trade on maturity date (pork futures)	KRW5,000 per contract
	Final trade on maturity date (mini-gold futures)	KRW1,000 per contract
Commodities	Regular trading (KRX gold market)	0.55% of transaction value	Online trading (KRX gold market)		0.3% of transaction value

1.	For options and commodities, fixed rate commission is charged per transaction amount / fixed amount commission is charged per contract.
2.	If options related to stocks (KOSPI200, Mini KOSPI200, stock options) are not traded until the market close on the maturity date: execution price x 0.5956% (same for online trading)

B.	Products

(1)	Discretionary Investment Wrap Accounts

Bond-type wrap accounts, fund-type wrap accounts, exchange-traded wrap accounts (installment investment type and asset distribution type products), stock wrap accounts (customized products, products managed by the head office, investment advisory type products and robo-advisory type products), individual comprehensive asset management wrap accounts and other customized wrap accounts.

(2)	Collective Investment Securities

Collective investment securities, tax-exempt savings accounts, annuity savings accounts, individual savings accounts, collective investment securities savings accounts for investment in foreign stocks, separate taxation high-yield funds, “nest-egg” savings accounts, tax preferential savings accounts, personal pension products, long-term home-purchasing savings accounts, separate taxation high-risk, high-return fund, long-term corporate bond type funds and long-term equity type funds.

(3)	Trust Products

Hyundai able MMT (money market trusts), Hyundai able matching trusts (money market fixed deposit accounts, commercial paper/asset-backed short-term bonds, asset-backed securities), Hyundai able treasury shares specified money trusts, Hyundai able customized trusts, individual comprehensive asset management trusts, securities trusts and bond trusts

(4)	Retirement Pension Products

Corporate retirement pension products (defined benefit and defined contribution) and individual retirement accounts

(5)	Derivatives-linked Securities

Equity-linked securities products, equity-linked warrant products and other derivatives-linked securities products

(6)	Derivatives-linked Bonds

Equity-linked bonds and other derivatives-linked bonds

(7)	Hedge Funds

Hedge fund products for professional investors and individuals (subject to minimum investment amounts)

C.	Capital Adequacy and Financial Soundness of Hyundai Securities

(1)	Net Capital Ratio

		(Unit: KRW millions)
Type	1H 2016	2015	2014
Net working capital (A)	1,983,085	1,814,784	1,923,319
Total risk amount (B)	751,843	685,973	592,379
Minimum equity capital required to main business (C)	134,400	268,800	—
Net capital ratio [(A-B)/C]	916.10%	419.94%	—
Capital surplus (A-B)	1,231,242	1,128,811	1,330,940

1.	The amended method of calculating net capital ratio used since January 2015.

(2)	Debt-to-Asset Ratio

		(Unit: KRW millions)
Type	1H 2016	2015	2014
Real assets (A)	21,842,239	20,088,863	18,563,321
Real debt (B)	19,888,216	18,018,796	16,105,484
Debt-to-asset ratio (A/B)	109.83%	111.49%	115.26%

D.	Matters Relating to the Compliance Officer of Hyundai Securities

(1)	Appointment and Organization

①	Appointment: At the 15th meeting of the board of directors held on December 10, 2014, one compliance officer was appointed. (Reappointed on December 24, 2015)

②	Purpose: Ensure a systematic internal control of the company, including through inspections on compliance with internal control standards

③	Organization: The compliance officer reports directly to the representative director. The Office of Compliance, the Office of Legal Affairs and the Office of Financial Consumer Protection are dedicated to providing support to the compliance officer.

④	Authority and Responsibility of the Compliance Officer

•	Formulate and manage legal compliance programs

•	Monitor and provide status report on legal compliance by the management and employees, and request corrective measures be taken

•	Confirm whether securities-related laws and regulations are being complied with or violated

•	Provide support to the board of directors, the management and other related departments

•	Provide compliance-related training and advice

•	Cooperate with and provide support to the regulatory authorities and the audit committee

•	Report violations to the board of directors, the representative director and the audit committee, and request that corrective measures be taken

•	Participate in and speak at various meetings (including meetings of the board of directors, the audit committee meetings and other major meetings)

•	Conduct regular inspections on legal compliance

•	Report violations of internal control standards to the audit committee or the board of directors

•	Conduct legal compliance review (compliance with internal control) prior to (i) changes (enactment, amendment or abolishment) to be made to the articles of incorporation and company rules and guidelines, (ii) development and execution of a new business or product and (ii) other major operations of the company

•	Other matters prescribed by the internal control standards

(2)	Biography of the Compliance Officer

Position	Name	Major Experience	Remarks
Deputy Managing Director	Sung Sik Ahn	• LL.B., Korea University • Managing Director, Strategic Planning Department, Hyundai Group • Head of Office of Legal Affairs, Hyundai Securities

(3)	History of Major Activities by the Compliance Officer

Date	Description of Major Activities	Target Audience
January 5, 2016	Conducted monitoring and inspection related to block deals	Heads of relevant departments
January 7, 2016	Provided information on use of emails and messaging services between departments subject to Chinese Wall restrictions	Heads of relevant departments
January 13, 2016	Provided information on changes to the suspicious transaction report (STR) system relating to anti-money laundering	Heads of all branches
January 13, 2016	Requested that an educational broadcast and publicity on anti-money laundering be made	Head of public relations
January 14, 2016	Requested an inspection of incomplete sales to customers who have not been provided investor information or are registered as not having been so provided	Heads of all branches
January 18, 2016	Provided information on proposed amendments to rules due to simplification of investment solicitation procedures	Heads of all departments at the headquarters
January 19, 2016	Provided information on noteworthy matters relating to anti-money laundering following the implementation of the “Self-Reporting System for Unreported Offshore Incomes”	Heads of relevant departments
January 21, 2016	Provided notice of the establishment and amendment of the internal control check list	Heads of relevant departments
January 21, 2016	Provided information on “FAQ Related to Personal (Credit) Information Protection in the Financial Services Sector” of financial regulatory authorities	Heads of all departments at the headquarters
January 25, 2016	Provided notice regarding preparation of investment advisory logs and upcoming inspections for the second half of 2015	Heads of all branches
January 25, 2016	Urged that data entries be made with respect to provision and receipt of financial benefits in 2015	Heads of all deficient branches
January 25, 2016	Provided information on instances where the financial regulatory authorities responded with “legal interpretations and no-action opinions”	Heads of all departments at the headquarters
February 2, 2016	Requested branches to make rectifications with respect to customers who have not agreed to a personal (credit) information check	Heads of all branches
February 3, 2016	Urged compliance with procedures related to provision of financial benefits	Heads of all departments at the headquarters
February 5, 2016	Provided notice of the outcome of the FSS’ “mystery shopping” for financial instruments in 2015	Heads of all branches
February 15, 2016	Provided information with respect to engaging in short selling and providing bid ask price in light of increased volatility in the financial market	Heads of relevant departments
February 16, 2016	Changed compliance manager, notified appointment of new compliance manager and relayed information on performing the work of a compliance manager	Relevant compliance manager
February 23, 2016	Distributed compliance manual	Heads of all deficient branches
February 23, 2016	Provided information on changes to the “Treatment of Customers Who Have Not Agreed to Personal (Credit) Information Check”	Heads of all branches
February 25, 2016	Provided information on, and requested cooperation with, improvement plans for Happy Call operation	Heads of all branches
February 26, 2016	Provided information on treatment of “actual owner” relating to customer due diligence (CDD)	Heads all deficient branches
February 26, 2016	Provided information on precautions to be taken with respect to online investment advertisements	Heads of all deficient branches
March 8, 2016	Provided information on registration of proprietary transaction accounts for executives and employees with individual savings accounts (ISA)	All executives and employees
March 9, 2016	Provided information on changes to policy on immediate destruction of personal (credit) information	Heads of all branches
March 9, 2016	Provided information on “Measures for Simplification of Investment Recommendation Procedures” (changes to procedures for customer confirmation of matters explained)	Heads of all departments at the headquarters
March 10, 2016	Provided information on instances where the financial regulatory authorities responded with “legal interpretations and no-action opinions”	Heads of all operational branches
March 14, 2016	Changed compliance manager, notified appointment of new compliance manager and relayed information on performing the work of compliance manager	Relevant compliance manager
March 16, 2016	Provided information on precautions to be taken with respect to individual savings account (ISA) operations	Heads of all deficient branches
March 22, 2016	Distributed a booklet titled “Cases of Market Disturbance and Prevention Thereof”	All executives and employees

Date	Description of Major Activities	Target Audience
March 23, 2016	Requested cooperation with regard to providing information on required documents for account opening by a newly established start-up corporation	Heads of all deficient branches
March 24, 2016	Urged strict observation of anti-money laundering obligations, including conducting customer due diligence for prevention of terrorism	Heads of all deficient branches
March 24, 2016	Provided information on how to respond to cash withdrawal transactions that raise suspicions of financial fraud	Heads of all operational branches
March 28, 2016	Provided information on amended rules on investment solicitation and protection of senior investors	Heads of all deficient branches
April 4, 2016	Provided information on strengthened customer due diligence of customers from countries that have not implemented systems for prevention of money laundering and terrorist financing	Heads of all deficient branches
April 5, 2016	Requested an inspection of incomplete sales to customers who have not been provided investor information or are registered as not having been so provided	Heads of all branches
April 5, 2016	Provided information on inspection of online investment advertisements for the first half of 2016	Heads of all branches
April 7, 2016	Provided information on precautions to be taken when with respect to specified money trust (including trust-type ISA) contracts	Heads of all branches
April 8, 2016	Provided information on amendments to rules on product developments	Heads of all departments at the headquarters
April 14, 2016	Requested inspection of contractors and partner companies entrusted with handling of personal (credit) information	Heads of all departments at the headquarters
April 25, 2016	Provided information on precautions to be taken with respect to sales of derivative-linked securities	Heads of all deficient branches
April 26, 2016	Provided information on distribution of “Financial Knowledge Pocket Book” to branches	Heads of all branches
May 2, 2016	Provided information on education and training by compliance officer for the first half of 2016	All executives and employees
May 3, 2016	Provided information on how to use the insider reporting system	All executives and employees
May 4, 2016	Provided information on compliance education at the headquarters trading division	Heads of relevant departments
May 4, 2016	Provided information and asked to be cautious when matters are being reviewed in advance by the compliance officer	Heads of all departments at the headquarters
May 23, 2016	Provided information on compliance with procedures for checking inappropriate transactions and management of customer preference	Heads of all deficient branches
May 23, 2016	Provided information on precautions to be taken with respect to individual savings accounts (ISA)	Heads of all deficient branches
May 31, 2016	Provided information on performing due diligence on customers subject to FACTA	Heads of all deficient branches
June 7, 2016	Provided information on implementation of “Expedient Suspension of Payment System between Financial Services Companies” in accordance with measures to eliminate fake bank passbooks	Heads of all deficient branches
June 7, 2016	Requested cooperation with prevention of financial fraud	Heads of all branches
June 8, 2016	Provided information on major violations discovered from inspection of online investment advertisements for 2016	Heads of all branches
June 21, 2016	Provided information on performing customer due diligence (CDD) for M&A advisory contracts	Heads of relevant departments
June 27, 2016	Provided information on operation of KB Financial Group’s whistleblower system	All executives and employees
June 28, 2016	Provided information on precautions to be taken in connection with the introduction of the public disclosure system for short selling	Heads of relevant departments
June 28, 2016	Provided information on amendments to rules on investment solicitation and changes to risk criteria for fund investment	Heads of all branches

Date	Description of Major Activities	Target Audience
June 29, 2016	Provided information on application of adequacy principles for leveraged/inverse exchange-traded funds	Heads of all deficient branches
June 30, 2016	Requested an inspection of incomplete sales to customers who have not been provided investor information or are registered as not having been so provided	Heads of all branches

Attended the risk management council meetings (19 times)
Attended the audit committee meeting (1 time)
Attended the disciplinary committee meetings (2 times)
Attended the IT deliberation committee meetings (2 times)
Advance review as the compliance officer (802 times)

E.	Number of Securities Professionals of Hyundai Securities

(Units: people)
Category	Total
Securities Fund Investment Advisors	1,905
Derivatives Fund Investment Advisors	1,736
Real Estate Fund Investment Advisors	1,573
Securities Investment Advisors	2,041
Derivatives Investment Advisors	1,694
Professional Investors Advisors	3
Investment Advisor Managers	97
Discretionary Investment Managers	821
Collective Investment Managers	88
Real Estate Investment Managers	3
Research Analysts	42
Total number of professionals (1)	10,003
Total number of professionals (2)	2,137
1.	Total number of professionals (1) reflects the total number of all professionals (based on registration with the Korea Financial Investment Association).
2.	Total number of professionals (2) reflects the total number of professionals if holders of two or more licenses are assumed to have only one license.

F.	Matters Relating to Risk Management of Hyundai Securities

(1)	Risk Management Organization and Policy

(a)	Concept of risk

•	Risk refers to all possibilities of loss that may arise in the course of management and business activities. Securities companies promote stability and profitability of their businesses through systematic control and management of various risks and efficient distribution of investment resources.

(b)	Risk management organization

•	Hyundai Securities has in place a risk management committee, which is a decision-making body for risk management, to deliberate on and resolve important matters that affect the financial soundness of Hyundai Securities and to determine the direction of asset management as well as to establish and supervise its risk management strategies.

•	A risk management council serves under the risk management committee of Hyundai Securities, and deliberates on operational issues as well as matters that have been delegated by the risk management committee in lieu of such committee.

•	In order to implement the risk management strategies established by the risk management committee and policies established by the risk management council through appropriate procedures and system, Hyundai Securities operates a dedicated division in charge of risk management, which is composed of an executive officer (the chief risk officer) who is in charge of risk management, a risk management department (responsible for risk recognition, measurement and control), a risk evaluation department (responsible for evaluation of investments and follow-up management) and a financial engineering team (responsible for evaluation of over-the-counter derivatives).

•	The risk management division reports directly to the representative director and is granted independence with respect to its risk management activities and is organized so as to facilitate prompt and rational decision making by the senior management.

(c)	Operational principles of risk management organizations

•	The risk management committee holds regular meetings at least once every quarter and the risk management council holds regular meetings at least once every month. More meetings are held on an ad hoc basis as necessary.

•	The risk management division, which is a middle office, is operated independently from the relevant departments in charge of transactions (each a “transaction department”), which comprise the front office, and the relevant departments in charge of settlement (each a “settlement department”), which comprise the back office.

•	The settlement departments are also operated independently from transaction departments. The head of the relevant settlement department is empowered to receive all materials from sales departments in electronic format and bears primary responsibility for the adequacy of settlement-related materials.

•	The relevant transaction department bears primary responsibility for the supervision and control of all attendant risks of the department in accordance with the risk management policies of Hyundai Securities. The transaction departments provide sufficient materials and explanations to the middle office upon its request.

(d)	Risk management procedures

•	(Recognition)

For the purpose of risk recognition, risks are categorized into market risk, credit risk, liquidity risk and operational risk.

•	(Measurement)

①	The risk management division determines the method of measurement for each risk category through consultation with the relevant transaction department. In addition, the risk management division quantifies such risks that are quantifiable by utilizing the enterprise risk management system and performs regular risk measurement and analysis.

②	All matters related to the risk measurement model are documented and archived, including the decision process of determining the variables used for risk measurement and the methodology, as well as the sources of data, basic assumptions and the system design requirements.

③	Details relating to risk measurement are prescribed by the risk management rules for each risk category.

•	(Control)

①	The risk management division and the relevant transaction department monitor and control on a real time basis whether positions are maintained at an appropriate level in relation to the risk limits and are being adjusted effectively in response to changes in risk levels due to market changes.

②	The risk management division has a system in place so that the risk limits of the relevant transaction department are monitored and (i) an advance warning is issued if a certain level of risk is reached and (ii) if the risk limit is exceeded, a prompt warning is delivered to the head of the relevant transaction department, the head of the risk management department and the division head so that appropriate measures may be taken promptly.

③	If the risk limit is exceeded, the risk manager of the relevant transaction department identifies the reason for exceeding the limit and establish countermeasures, which are reported or submitted as an agenda item for discussion at a relevant meeting in accordance with established procedures. Appropriate measures are then implemented in accordance with the results of such report or discussion.

•	(Reporting)

①	The risk management division monitors the risks and utilization rate of risk limits for the entire company on a daily basis and reports these to the management.

②	The risk management division provides a general status report on risk management to the risk management committee and the risk management council on a regular basis in accordance with an agreed-upon format, and provides an operational status report on risk management to the board of directors semi-annually.

(e)	Risk management policy

•	Hyundai Securities aims to (i) promote a safer business environment by improving its internal control system through the recognition, measurement and management of various risks that it encounters in its management and business activities and (ii) prevent financial incidents through comprehensive risk management and secure long-term profit maximization and stability.

•	Taking into account the relationship between risk and profit and the need to manage both optimally, Hyundai Securities has established the following strategies, which are designed to enable comprehensive risk management and optimal allocation of resources: establishment of a company-wide risk management system, establishment and amendment of rules on risk management, establishment of integrated risk management procedures, establishment of an enterprise risk management system, training of risk management specialists and promotion of a company-wide risk awareness and a culture of risk management.

•	The risk evaluation department conducts advance evaluations on investment banking/principal investment-related transactions of Hyundai Securities independently from the business departments and manages the post-investment phase, including by actively formulating plans to realize returns on existing investment positions after a certain period of time.

•	The financial engineering team operates to ensure that the information on derivatives is objective and that accurate performance evaluations are made.

(2)	Management of Credit Risks

(a)	Concept of credit risk

•	Credit risk refers to the risk of decreases in the value of assets due to non-performance of contract, bankruptcy and change in credit ratings of the contract counterparty.

(b)	Setting of risk limits and management

•	A transaction department that wishes to engage in a transaction presenting a credit risk may do so only after submitting in advance a product management plan and an application for risk limits in accordance with the form and procedures set by the risk management division and obtaining approvals from the risk management council and the risk management committee.

•	Basic credit risk limits comprise (i) standard-method limits on the amount subject to credit risk, (ii) concentration risk limits and (iii) credit ratings, and the risk management division may add additional limits.

•	Furthermore, in addition to the credit risk limits above, Hyundai Securities uses credit value at risk (“VaR”), which is its internal model, to measure and manage credit risk. The credit VaR analysis is conducted by using Risk Metrics Group Inc.’s CreditManager credit risk measurement system.

•	The risk management division performs the work of allocating risk limits by reviewing the application for risk limits submitted by the relevant transaction department and notifying the transaction department after receiving approvals from the risk management council and the risk management committee. Allocation of risk limits is conducted at least once every year.

•	The management of risk limits is performed daily, and the stress testing is performed on a regular basis as a matter of principle. At times when the risk limits are exceeded, the relevant transaction department takes prompt measures in accordance with the procedures set forth in the risk management rules.

(2)	Management of Market Risk

(a)	Concept of market risk

•	Market risk refers to the risk of decreases in the value of assets caused by changes in the value of market positions held by Hyundai Securities, which are in return attributable to market fluctuations, including stock prices, interest rates and exchange rates.

(b)	Setting of risk limits and management

•	A transaction department that wishes to engage in a transaction presenting a market risk may do so only after submitting in advance a product management plan and an application for risk limits in accordance with the form and procedures set by the risk management division and obtaining approvals from the risk management council and the risk management committee.

•	Basic market risk limits comprise (i) limits on investment amount, (ii) limits on loss amount, (iii) limits on market VaR, (iv) sensitivity limits and (v) stress testing limits, and the risk management division may add additional limits.

•	The market VaR analysis is conducted by using Risk Metrics Group Inc.’s RiskWatch market risk measurement system, and an even more efficient market risk measurement and management is being conducted with the addition of an over-the-counter derivatives analytics tool.

•	The risk management division performs the work of allocating risk limits by reviewing the application for risk limits submitted by the relevant transaction department and notifying the transaction department after receiving approvals from the risk management council and the risk management committee. Allocation of risk limits is conducted at least once every year.

•	The management of risk limits is performed daily, and the stress testing based on various scenarios is also performed daily as a matter of principle. Through the utilization of an advance warning system, the risk management division performs a real-time monitoring of changes in the value of assets held due to market fluctuations.

(3)	Operational Risk Management

(a)	Concept of operational risk

•	Operational risk refers to risks that may arise due to internal or external operational errors, or due to problems in the computing system.

(b)	Management

•	Hyundai Securities plans to manage operational risk by promoting a culture of risk management through (i) a continuous improvement of the internal control system, (ii) implementation of preventive controls in advance and (iii) the establishment of an internal control environment that can respond promptly to changes in operational environments.

•	The operational risk management system of Hyundai Securities recognizes, measures and monitors operational risks and provides support for the overall operational risk management of Hyundai Securities.

•	Hyundai Securities not only controls risks in advance through the implementation of risk control self assessments, management of key risk indicators, data loss management and preparation of response measures, but also collects data to facilitate future management based on advanced measurement methods.

(4)	Liquidity Risk Management

(a)	Concept of liquidity risk

•	Liquidity risk refers to (i) the risk of loss of the company’s asset positions due to lack of liquidity in the market or of assets under management and (ii) the risk of insolvency due to temporary rise in the demand for funds or lack of liquidity in the market.

(b)	Setting of risk limits and management

•	Hyundai Securities performs liquidity gap analysis to measure liquidity risk. The liquidity gap is measured by subjecting all assets and liabilities of the company to appropriate hypothetical maturities and calculating the difference between current assets and current liabilities so derived. In addition, Hyundai Securities also manages liquidity ratios in order to calculate liquidity ratios prescribed by the financial regulatory authorities.

•	Hyundai Securities has in place emergency plans for liquidity crises so that it can take prompt measures in accordance with established scenarios in times of a financial crisis. Such emergency plans for liquidity crises were developed through consultation with the treasury department.

G.	Asset Securitization

(1)	Asset Transfer Agreements or Asset Trust Agreements

				(Unit: KRW millions)
Contracting Parties		Transfer Date	Amount of Transfer	Remarks
Transferor	Transferee
Dongkuk Steel Mill Co., Ltd.	Hyundai Securities Co., Ltd.	March 24, 2016	70,765	Transferred to SPC on March 25, 2016

(2)	Asset Management Agreements

		(Unit: contracts)
Manager	Year of Initial Contract	Total
Hyundai Securities Co., Ltd.	2013	5
	2014	20
	2015	106
	2016	35

III.	FINANCIAL MATTERS OF HYUNDAI SECURITIES

1.	Summary Financial Data

A.	Summary Consolidated Statements of Financial Position

			(Unit: KRW millions)
Classification	1H 2016	2015	2014
ASSETS
Cash and deposits	2,237,986	2,086,708	2,566,221
Financial assets at fair value through profit or loss	13,732,824	12,855,479	11,738,702
Derivative financial assets	488,212	492,241	397,296
Available-for-sale financial assets	3,024,171	2,469,259	1,466,482
Held-to-maturity financial assets	16,469	18,023	17,920
Investments in associates	6,520	7,141	4,693
Loans	4,264,043	3,976,353	3,000,358
Property and equipment	140,678	167,970	175,704
Investment property	522,534	541,344	679,325
Intangible assets	192,467	196,781	200,917
Current tax assets	31,324	10,278	3,124
Deferred tax assets	40,695	43,986	19,344
Other financial assets	1,119,163	860,939	629,422
Other non-financial assets	42,026	52,631	83,738
Assets held-for-sale	33,973	—	—

Total assets	25,893,085	23,779,133	20,983,246

LIABILITIES
Deposits received	3,242,295	2,768,082	2,109,786
Financial liabilities at fair value through profit or loss	7,891,881	7,164,228	6,522,673
Derivative financial liabilities	758,065	859,257	489,215
Borrowings	9,417,973	8,680,247	8,039,385
Current tax liabilities	486	631	10,801
Net defined benefit liabilities	10,399	38,672	34,014
Deferred tax liabilities	4,408	14,860	1,592
Provisions	2,884	2,792	2,745
Other financial liabilities	1,132,040	846,951	695,307
Other non-financial liabilities	96,395	101,439	73,241

Total liabilities	22,556,826	20,477,159	17,978,759

EQUITY
Owners’ equity	3,336,259	3,301,974	3,004,487
Capital stock	1,183,063	1,183,063	1,183,063
Other paid-in capital	1,023,036	901,381	901,381
Retained earnings	985,069	1,059,126	790,400
Elements of other shareholders’ equity	145,091	158,404	129,643
Non-controlling interest	—	—	—

Total equity	3,336,259	3,301,974	3,004,487

Total liabilities and equity	25,893,085	23,779,133	20,983,246

Number of consolidated subsidiaries	108	103	95

B.	Summary Consolidated Statements of Comprehensive Income

		(Unit: KRW millions, except per share amounts and number of consolidated subsidiaries)
Classification	1H 2016	1H 2015	2015	2014
Operating income	2,328,485	1,873,949	4,267,218	2,650,508
Operating expenses	2,278,113	1,675,932	3,969,636	2,610,817
Operating profit	50,372	198,017	297,582	39,691
Non-operating income	21,024	16,945	34,596	35,366
Non-operating expenses	22,841	1,454	24,007	18,894
Profit before income tax	48,555	213,508	308,171	56,163
Income tax expense	12,664	42,822	28,619	18,776
Profit for the period	35,891	170,686	279,552	37,387
Attributable to:
Equity holders of the parent company	35,891	170,686	279,552	37,387
Non-controlling interest	—	—	—	—
Other comprehensive income (loss) for the period, net of tax	(13,314)	39,559	28,930	49,414
Total comprehensive income for the period	22,577	210,245	308,482	86,801
Attributable to:
Equity holders of the parent company	22,577	210,245	308,482	86,801
Non-controlling interest	—	—	—	—
Earnings per share:
Basic and diluted earnings per share (KRW)	163	776	1,271	129
Number of consolidated subsidiaries	108	86	103	95

C.	Summary Separate Statements of Financial Position

			(Unit: KRW millions)
Classification	1H 2016	2015	2014
ASSETS
Cash and deposits	1,963,741	1,770,261	2,258,863
Financial assets at fair value through profit or loss	13,437,791	12,650,455	11,336,042
Derivative financial assets	471,337	499,025	393,816
Available-for-sale financial assets	2,765,039	2,200,668	1,354,796
Held-to-maturity financial assets	10,000	10,000	10,000
Investments in subsidiaries	883,741	887,131	906,250
Investments in associates	5,837	5,837	4,870
Loans	2,203,949	2,099,453	1,948,967
Property and equipment	124,509	136,982	140,926
Investment property	53,577	54,141	62,963
Intangible assets	58,710	61,781	64,233
Current tax assets	26,466	4,631	—
Deferred tax assets	—	—	18,735
Other financial assets	1,135,069	879,417	634,869
Other non-financial assets	33,556	37,927	36,895
Assets held-for-sale	25,000	—	—

Total assets	23,198,322	21,297,709	19,172,225

LIABILITIES
Deposits received	1,980,004	1,685,139	1,346,864
Financial liabilities at fair value through profit or loss	7,891,881	7,164,228	6,533,949
Derivative financial liabilities	755,044	849,163	484,419
Borrowings	8,170,935	7,472,718	7,100,373
Current tax liabilities	—	—	10,801
Net defined benefit liabilities	9,734	38,528	33,618
Deferred tax liabilities	6,081	13,005	—
Provisions	2,600	2,512	2,575
Other financial liabilities	1,021,780	734,170	544,506
Other non-financial liabilities	50,157	59,334	48,379

Total liabilities	19,888,216	18,018,797	16,105,484

EQUITY
Capital stock	1,183,063	1,183,063	1,183,063
Other paid-in capital	1,023,036	901,381	901,381
Retained earnings	966,656	1,057,386	847,720
Elements of other shareholders’ equity	137,351	137,082	134,577

Total equity	3,310,106	3,278,912	3,066,741

Total liabilities and equity	23,198,322	21,297,709	19,172,225

D.	Summary Separate Statements of Comprehensive Income

	(Unit: KRW millions, except per share amounts)
Classification	1H 2016	1H 2015	2015	2014
Operating income	2,124,254	1,715,057	3,992,991	2,362,714
Operating expenses	2,099,366	1,558,419	3,729,823	2,340,364
Operating profit	24,888	156,639	263,168	22,349
Non-operating income	27,134	27,162	54,874	43,980
Non-operating expenses	25,273	11,733	23,301	31,591
Profit before income tax	26,749	172,068	294,741	34,739
Income tax expense	7,532	45,856	74,249	17,126
Profit for the period	19,217	126,212	220,492	17,613
Other comprehensive income for the period, net of tax	271	28,085	2,675	44,578
Total comprehensive income for the period	19,487	154,298	223,167	62,191
Earnings per share:
Basic and diluted earnings per share (KRW)	87	574	1,003	39

2.	Consolidated Financial Statements

A.	Consolidated Statements of Financial Position

						(Unit: KRW)
Classification	1H 2016		2015		2014
ASSETS
Cash and deposits	2,237,985,908,838		2,086,708,270,523		2,566,221,384,335
Financial assets at fair value through profit or loss	13,732,823,919,843		12,855,479,151,256		11,738,701,976,589
Derivative financial assets	488,212,192,748		492,241,017,758		397,295,951,091
Available-for-sale financial assets	3,024,171,253,159		2,469,258,776,454		1,466,481,761,221
Held-to-maturity financial assets	16,468,659,641		18,023,409,998		17,919,810,634
Investments in associates	6,519,696,970		7,140,647,744		4,692,967,429
Loans	4,264,042,826,760		3,976,352,706,146		3,000,357,905,797
Property and equipment	140,678,470,735		167,970,083,428		175,703,753,650
Investment property	522,533,768,797		541,344,074,296		679,324,593,466
Intangible assets	192,466,815,614		196,780,858,898		200,916,844,583
Current tax assets	31,324,009,744		10,278,157,406		3,124,105,853
Deferred tax assets	40,695,195,441		43,985,868,284		19,343,678,576
Other financial assets	1,119,163,096,359		860,938,588,382		629,421,974,749
Other non-financial assets	42,026,930,180		52,631,622,170		83,739,478,745
Assets held-for-sale	33,972,593,674		—		—
Total assets		25,893,085,338,503		23,779,133,232,743		20,983,246,186,718
LIABILITIES
Deposits received	3,242,295,229,705		2,768,081,782,550		2,109,785,704,205
Financial liabilities at fair value through profit or loss	7,891,881,429,683		7,164,228,121,195		6,522,672,522,154
Derivative financial liabilities	758,064,691,754		859,256,827,661		489,215,027,600
Borrowings	9,417,973,352,505		8,680,246,914,365		8,039,384,868,923
Current tax liabilities	486,434,628		630,854,753		10,801,131,747
Net defined benefit liabilities	10,399,483,710		38,672,213,435		34,014,472,542
Deferred tax liabilities	4,407,839,699		14,859,993,833		1,591,878,107
Provisions	2,883,506,124		2,791,941,797		2,744,845,722
Other financial liabilities	1,132,040,161,751		846,951,028,197		695,306,824,148
Other non-financial liabilities	96,395,054,626		101,439,320,693		73,241,415,270
Total liabilities		22,556,827,184,185		20,477,158,998,479		17,978,758,690,418
EQUITY
Owners’ equity:
Capital stock	1,183,062,650,000		1,183,062,650,000		1,183,062,650,000
Other paid-in capital	1,023,036,247,788		901,381,492,643		901,381,492,643
Retained earnings	985,068,665,534		1,059,126,163,928		790,399,870,985
Elements of other shareholders’ equity	145,090,590,996		158,403,927,693		129,643,482,672
Non-controlling interest		—		—		—
Total equity		3,336,258,154,318		3,301,974,234,264		3,004,487,496,300
Total liabilities and equity		25,893,085,338,503		23,779,133,232,743		20,983,246,186,718

B.	Consolidated Statements of Income

								(Unit: KRW)
Classification	1H 2016		1H 2015		2015		2014
Operating income		2,328,485,185,550		1,873,948,995,222		4,267,218,296,123		2,650,508,044,212
Fee and commission income	209,628,288,834		232,245,328,399		536,189,185,213		314,389,530,598
Gain on valuation and disposal of financial assets	1,617,902,906,835		1,131,802,725,091		2,728,146,014,838		1,469,459,179,946
Interest income	320,634,137,492		321,089,265,319		650,483,114,178		607,680,580,231
Gain on valuation and disposal of loans	4,778,016,486		25,533,798,868		6,892,890,853		65,022,198,803
Gain on foreign currency transactions	120,649,641,857		108,306,689,608		233,717,238,246		126,672,184,569
Other operating income	54,892,194,046		54,971,187,937		111,789,852,795		67,284,370,065
Operating expenses		2,278,113,348,116		1,675,932,029,412		3,969,636,730,764		2,610,816,648,867
Fee and commission expense	36,348,457,608		28,884,150,683		60,608,952,322		46,683,598,383
Loss on valuation and disposal of financial assets	1,677,728,794,594		1,149,701,546,329		2,909,122,948,806		1,527,271,720,295
Interest expense	111,679,409,631		114,509,062,310		204,661,249,040		249,773,135,795
Loss on valuation and disposal of loans	46,642,486,422		10,057,807,700		25,916,398,903		102,061,110,035
Loss on foreign currency transactions	117,454,411,146		66,763,003,326		130,525,727,966		91,544,613,003
Payroll	150,952,944,907		177,029,435,550		385,342,880,155		361,532,662,241
Other selling and administrative expenses	125,861,089,869		117,194,591,930		233,978,627,375		208,854,425,563
Other operating expenses	11,445,753,939		11,792,431,584		19,479,946,197		23,095,383,552
Operating profit		50,371,837,434		198,016,965,810		297,581,565,359		39,691,395,345
Non-operating income		21,024,248,562		16,944,922,448		34,596,442,786		35,365,843,466
Non-operating expenses		22,841,036,312		1,453,899,602		24,006,860,077		18,894,494,713
Profit before income tax		48,555,049,684		213,507,988,656		308,171,148,068		56,162,744,098
Income tax expense		12,664,356,578		42,822,468,032		28,619,631,374		18,775,757,237
Profit for the period		35,890,693,106		170,685,520,624		279,551,516,694		37,386,986,861
Attributable to:
Equity holders of the parent company	35,890,693,106		170,685,520,624		279,551,516,694		37,386,986,861
Non-controlling interest	—		—		—		—
Earnings per share:
Basic and diluted earnings per share		163		776		1,271		129

C.	Consolidated Statements of Comprehensive Income

								(Unit: KRW)
Classification	1H 2016		1H 2015		2015		2014
Profit for the period		35,890,693,106		170,685,520,624		279,551,516,694		37,386,986,861
Other comprehensive income (loss) for the period, net of tax		(13,313,336,697)		39,559,947,335		28,930,019,470		49,413,567,756
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	(9,932,175)		795,722,668		2,091,000,008		169,450,376
Gains on revaluation of tangible assets	(5,920,087,446)		—		—		(561,289,778)
Items that may be subsequently reclassified to profit or loss:
Gain (loss) on valuation of available-for-sale financial assets	(6,524,627,221)		32,244,267,996		5,980,306,503		45,538,311,689
Share of associates' other changes in net assets	25,230,226		9,492,118		(34,177,886)		(73,056,586)
Gain (loss) on valuation of derivative instruments for net investment in a foreign operation hedge	(64,919,676)		496,561,931		299,896,469		66,913,900
Gain (loss) on foreign exchange difference	(819,000,405)		6,013,902,622		20,592,994,376		4,273,238,155
Total comprehensive income for the period		22,577,356,409		210,245,467,959		308,481,536,164		86,800,554,617
Attributable to:
Equity holders of the parent company	22,577,356,409		210,245,467,959		308,481,536,164		86,800,554,617
Non-controlling interest	—		—		—		—

D.	Consolidated Statements of Changes in Equity

							(Unit: KRW)
Classification	Capital Stock	Other Paid-in Capital	Retained Earnings	Other Components of Equity	Total	Non-controlling Interest	Total Equity
Balances at January 1, 2014	1,183,062,650,000	864,611,906,755	758,179,924,745	111,832,460,183	2,917,686,941,683	—	2,917,686,941,683
Dividends	—	36,769,585,888	(36,769,585,888)	—	—	—	—
Total Comprehensive Income:
Profit for the period	—	—	37,386,986,861	—	37,386,986,861	—	37,386,986,861
Gain on valuation of available-for-sale financial assets	—	—	—	45,538,311,689	45,538,311,689	—	45,538,311,689
Share of associates’ other changes in net assets	—	—	—	(73,056,586)	(73,056,586)	—	(73,056,586)
Gains on revaluation of tangible assets	—	—	—	66,913,900	66,913,900	—	66,913,900
Remeasurements of net defined benefit liability	—	—	31,602,545,267	(32,163,835,045)	(561,289,778)	—	(561,289,778)
Gains on foreign currency translation	—	—	—	169,450,376	169,450,376	—	169,450,376
Other comprehensive income	—	—	—	4,273,238,155	4,273,238,155	—	4,273,238,155
Balances at December 31, 2014	1,183,062,650,000	901,381,492,643	790,399,870,985	129,643,482,672	3,004,487,496,300	—	3,004,487,496,300
Balances at January 1, 2015	1,183,062,650,000	901,381,492,643	790,399,870,985	129,643,482,672	3,004,487,496,300	—	3,004,487,496,300
Dividends	—	—	(10,994,798,200)	—	(10,994,798,200)	—	(10,994,798,200)
Total Comprehensive Income:
Profit for the period	—	—	279,551,516,694	—	279,551,516,694	—	279,551,516,694
Loss on valuation of available-for-sale financial assets	—	—	—	5,980,306,503	5,980,306,503	—	5,980,306,503
Share of associates’ other changes in net assets	—	—	—	(34,177,886)	(34,177,886)	—	(34,177,886)
Gains (losses) on revaluation of tangible assets	—	—	169,574,449	(169,574,449)	—	—	—
Remeasurements of net defined benefit liability	—	—	—	2,091,000,008	2,091,000,008	—	2,091,000,008
Gain on foreign currency translation	—	—	—	299,896,469	299,896,469	—	299,896,469
Other comprehensive income	—	—	—	20,592,994,376	20,592,994,376	—	20,592,994,376
Balances at December 31, 2015	1,183,062,650,000	901,381,492,643	1,059,126,163,928	158,403,927,693	3,301,974,234,264	—	3,301,974,234,264
Balances at January 1, 2015	1,183,062,650,000	901,381,492,643	790,399,870,985	129,643,482,672	3,004,487,496,300	—	3,004,487,496,300

Dividends	—	—	(10,994,798,200)	—	(10,994,798,200)	—	(10,994,798,200)
Total Comprehensive Income:
Profit for the period	—	—	170,685,520,624	—	170,685,520,624	—	170,685,520,624
Gain on valuation of available-for-sale financial assets	—	—	—	32,244,267,996	32,244,267,996	—	32,244,267,996
Share of associates’ other changes in net assets	—	—	—	9,492,118	9,492,118	—	9,492,118
Gain (loss) on revaluation of tangible assets	—	—	20,861,341	(20,861,341)	—	—	—
Remeasurements of net defined benefit liability	—	—	—	795,722,668	795,722,668	—	795,722,668
Gain on valuation of derivative instruments for net investment in a foreign operation hedge	—	—	—	496,561,931	496,561,931	—	496,561,931
Gain on foreign currency translation	—	—	—	6,013,902,622	6,013,902,622	—	6,013,902,622
Balances at June 30, 2015	1,183,062,650,000	901,381,492,643	950,111,454,750	169,182,568,666	3,203,738,166,059	—	3,203,738,166,059
Balances at January 1, 2016	1,183,062,650,000	901,381,492,643	1,059,126,163,928	158,403,927,693	3,301,974,234,264	—	3,301,974,234,264
Dividends	—	—	(109,948,191,500)	—	(109,948,191,500)	—	(109,948,191,500)
Sale of treasury stock	—	121,654,755,145	—	—	121,654,755,145	—	121,654,755,145
Total Comprehensive Income:
Profit for the period	—	—	35,890,693,106	—	35,890,693,106	—	35,890,693,106
Loss on valuation of available-for-sale financial assets	—	—	—	(6,524,627,221)	(6,524,627,221)	—	(6,524,627,221)
Share of associates’ other changes in net assets	—	—	—	25,230,226	25,230,226	—	25,230,226
Loss on revaluation of tangible assets	—	—	—	(5,920,087,446)	(5,920,087,446)	—	(5,920,087,446)
Remeasurements of net defined benefit liability	—	—	—	(9,932,175)	(9,932,175)	—	(9,932,175)
Loss on valuation of derivative instruments for net investment in a foreign operation hedge	—	—	—	(64,919,676)	(64,919,676)	—	(64,919,676)
Loss on foreign currency translation	—	—	—	(819,000,405)	(819,000,405)	—	(819,000,405)
Balances at June 30, 2016	1,183,062,650,000	1,023,036,247,788	985,068,665,534	145,090,590,996	3,336,258,154,318	—	3,336,258,154,318

E.	Consolidated Statements of Cash Flows

				(Unit: KRW)
Classification	1H 2016	1H 2015	2015	2014
Net cash inflow (outflow) from operating activities	(647,131,512,588)	855,229,876,459	(39,545,679,176)	515,005,301,629
Cash generated from operations	(861,968,697,919)	648,468,669,621	(484,674,189,087)	184,027,902,437
Profit for the period	35,890,693,106	170,685,520,624	279,551,516,694	37,386,986,861
Adjustment for non-cash items	(262,903,155,230)	(236,080,007,889)	(595,637,280,427)	(475,144,066,683)
Changes in operating assets and liabilities	(634,956,235,795)	713,863,156,886	(168,588,425,354)	621,784,982,259
Interest received	336,530,203,227	316,652,725,547	649,674,470,858	611,359,661,830
Interest paid	(108,104,692,983)	(103,144,802,860)	(187,951,402,224)	(268,264,058,252)
Dividends received	27,416,810,269	27,370,995,622	40,742,946,037	24,216,017,186
Income tax paid	(41,005,135,182)	(34,117,711,471)	(57,337,504,760)	(36,334,221,572)
Net cash outflow from investing activities	(309,357,124,819)	(830,084,402,104)	(114,687,951,655)	(1,017,292,325,926)
Deposit in long-term financial instruments	297,945,500,000	82,642,379,939	608,666,120,338	(644,528,818,722)
Acquisition of available-for-sale financial assets	(1,648,682,467,354)	(1,632,192,593,766)	(2,228,201,755,886)	(677,675,174,371)
Disposal of available-for-sale financial assets	1,066,212,274,309	717,510,598,349	1,493,251,154,132	625,420,566,894
Acquisition of held-to-maturity financial assets	(898,740,000)	202,795,000	(891,540,000)	(10,058,148,848)
Disposal of held-to-maturity financial assets	2,455,507,530	—	831,155,324	377,464,990
Acquisition of investments of associates	(25,000,000,000)	(1,925,000,000)	(1,925,000,000)	(3,933,000,000)
Disposal of investment of associates	—	305,575,000	958,250,000	489,000,000
Acquisition of investments of subsidiaries	—	(1,539,620,000)	(1,539,620,000)	(8,740,689,838)
Disposal of investment of subsidiaries	2,189,231,654	3,662,184,120	12,764,118,285	39,532,490,945
Acquisition of property and equipment	(1,555,518,306)	(2,816,378,295)	(3,465,814,246)	(5,600,708,979)
Disposal of property and equipment	1,174,545	641,164,222	299,515,455	90,016,153,837
Acquisition of intangible assets	(2,899,087,197)	(1,312,456,135)	(1,799,667,112)	(4,092,945,625)
Disposal of intangible assets	875,000,000	1,576,700,000	3,270,700,000	757,310,510
Acquisition of investment property	—	(246,323,223)	(8,419,557,018)	(435,327,125,634)
Disposal of investment property	—	3,406,572,685	11,513,989,073	16,590,175,003
Others	—	—	—	(518,876,088)
Net cash inflow (outflow) from financing activities	858,805,417,361	(270,775,319,943)	(123,994,477,561)	588,763,338,731
Decrease (Increase) in borrowings	863,182,641,597	(259,199,824,434)	(111,406,063,726)	617,925,499,426
Decrease (Increase) in guarantee deposits received	(1,577,759,436)	(580,697,309)	(1,593,615,635)	7,607,425,193
Dividends paid	(109,948,191,500)	(10,994,798,200)	(10,994,798,200)	(36,769,585,888)
Sale of treasury stock	107,148,726,700	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(823,665,015)	1,210,767,347	710,482,505	11,196,855,527
Net increase (decrease) in cash and cash equivalents	(98,506,885,061)	(244,419,078,241)	(277,517,625,887)	97,673,169,961
Cash and cash equivalents at the beginning of the year	394,748,335,070	672,265,960,957	672,265,960,957	574,592,790,996
Cash and cash equivalents at the end of the year	296,241,450,009	427,846,882,716	394,748,335,070	672,265,960,957

3.	Notes to Consolidated Financial Statements

1.	General Information

Hyundai Securities Co., Ltd. has Hyundai Securities America Inc. and 107 subsidiaries. Information regarding Hyundai Securities Co., Ltd. and its subsidiaries are as follows:

(1)	Summary of Hyundai Securities

Hyundai Securities was established in 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, Hyundai Securities changed its name to “Hyundai Securities Co., Ltd.” In 1975, Hyundai Securities’ shares were listed on the Korean Stock Exchange. As of June 30, 2016, Hyundai Securities has 97 branch offices in Korea and one overseas branch office.

As of June 30, 2016, all issued and outstanding shares are publicly traded. After several capital increases, the capital stock of Hyundai Securities is KRW1,183,063 million and as of May 31, 2016, KB Financial Group holds 29.62% of common stock, since the largest shareholder has been changed from Hyundai Merchant Marine Co., Ltd. to KB Financial Group.

(2)	Details of Subsidiaries

Details of the consolidated subsidiaries, as of June 30, 2016, and December 31, 2015, are as follows:

						(Unit: %)
	Investee	Percentage of ownership		Location	Financial year end	Industry
Investor		June 30, 2016	December 31, 2015
Hyundai Securities Co., Ltd.	Hyundai Securities America Inc.	100.00	100.00	USA	December 31	Investment, advisory
	Hyundai Securities Asia Ltd.	100.00	100.00	Hong Kong	December 31	Investment, advisory
	Hyundai Savings Bank	100.00	100.00	Korea	December 31	Savings bank
	Hyundai Asset Management Co., Ltd.	100.00	100.00	Korea	December 31	Collective investment business
	Korea Pacific No. 08 Ship Investment Co., Ltd.	—	99.57	—	—	—
	Jueun Power Middle 7	100.00	100.00	Korea	December 31	Funds
	G1 Shinhan Special Short Public Bonds H-3	100.00	100.00	Korea	December 31	Funds
	Hanareum Gold Middle 3	100.00	100.00	Korea	December 31	Funds
	Hyundai Youfirst Private Real Estate Trust 1	60.00	60.00	Korea	December 31	Funds
	Hyundai Smart Index Alpha Derivative Feeder Trust 1	97.68	97.00	Korea	December 31	Funds
	Hyundai Trust Bond Feeder Trust 1	99.87	99.89	Korea	December 31	Funds
	Hyundai Strong Korea Equity Trust 1	76.36	52.60	Korea	December 31	Funds
	Hyundai Kidzania Equity Feeder Trust 1	73.17	72.21	Korea	December 31	Funds
	Hyundai Value Plus Equity Feeder Trust 1	99.37	99.37	Korea	December 31	Funds
	Hyundai DynaMIX Securities Feeder Investment Trust 1	99.97	—	Korea	December 31	Funds
	Hyundai Quant Long Short Securities Feeder Investment Trust 1	100.00	—	Korea	December 31	Funds
	Hyundai China Index Plus Investment Trust 1	68.43	—	Korea	December 31	Funds

Hyundai Group Plus Equity Feeder Trust 1	—	100.00	—	—	—
Hyundai Strong-small Corporate Trust 1	79.33	76.75	Korea	December 31	Funds
Hyundai Youfirst Private Equity Real Estate Investment Trusts 15 [1]	35.00	35.00	Korea	December 31	Funds
Hyundai Global-multi Asset Investment Trust 1	—	100.00	—	—	—
Heungkuk High-class Private Real Estate Trust 21	100.00	100.00	Korea	December 31	Funds
JB New Jersey Private Real Estate Fund 1	98.15	98.15	Korea	December 31	Funds
Heungkuk Global High-class Private Real Estate Trust 23	100.00	100.00	Korea	December 31	Funds
Kyobo Axa Private Tomorrow Star Separate Taxation High Yield Securities Investment Trust 1	100.00	99.50	Korea	December 31	Funds
Aquila Global Real Assets Fund No.1 LP	99.96	99.96	Cayman Islands	December 31	Funds
Samsung Securities Co., Ltd. MMT 2	—	100.00	—	—	—
Samsung Securities Co., Ltd. MMT 4	100.00	—	Korea	December 31	Money Market Trust
Able Ocean Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Ms Sejong 4th Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able DCM 2nd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
M Square Dongchun 3rd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Hthehill 5th Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able DFI Series 1 Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Trynda 1st Co., Ltd. [1]	—	—	—	—	—
Able Land 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able DF Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Namyangjuhyado 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able E&D No.2 Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
2014 Ableopo 2nd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able DCM Blue Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able DCM White Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Aa-03 2nd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
R1-1 Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able DCM 6th Co., Ltd.[1]	—	—	Korea	December 31	Asset-backed securitization
Happycell 1st. Co., Ltd.[1]	—	—	Korea	December 31	Asset-backed securitization
Ibneo 1st. Co., Ltd. [1]	—	—	—	—	—
Lsm 1st. Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization

Pure Gwanggyo 1st L.L.C. [1]	—	—	Korea	December 31	Asset-backed securitization
Beautiful House 1st L.L.C. [1]	—	—	Korea	December 31	Asset-backed securitization
Eco Gwanggyo 1st L.L.C. [1]	—	—	Korea	December 31	Asset-backed securitization
Smart Gwanggyo 1st L.L.C. [1]	—	—	Korea	December 31	Asset-backed securitization
Hws Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Hdsinbu 3rd L.L.C. [1]	—	—	Korea	December 31	Asset-backed securitization
Able Gongpyung1st Co., Ltd. [1]	—	—	—	—	—
Annex Able Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able Munhyeon 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able Munhyeon 2nd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able Haeundae 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able Mercury 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Han-sung Dangjin 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able ST 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Oxford Third Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
ELP 4th Co., Ltd. [1]	—	—	—	—	—
WJSY Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
BDSF 5th L.L.C. [1]	—	—	Korea	December 31	Asset-backed securitization
Huefore 1st Co., Ltd. [1]	—	—	—	—	—
Han-sung Asan 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Huefore Myungji Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
MJ-10 The 4th Co., Ltd. [1]	—	—	—	—	—
IB Pro 1st Ltd. [1]	—	—	—	—	—
HDBK 2st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
HDES 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
HDBK 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
SJB 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
CD One 2nd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
CD Two 2nd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able Rich 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able LKP Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able Sosa 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Able Sosa 2nd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
Preston 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization

	Able Ns Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	ELP 5th Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	Able Hana Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	Able Sangdo 1st Co., Ltd. [1]	—	—	—	—	—
	Able 7 Valley Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	SM Sejong 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	Smart Dongtan 2nd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	Able HS Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	IBUPC 2nd Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	Able Mow 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	Able Yongjuk 1st Co., Ltd. [1]	—	—	Korea	December 31	Asset-backed securitization
	Able Lake 1st Co., Ltd. [1]			Korea	December 31	Asset-backed securitization
	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	100.00	Cayman Islands	December 31	Funds
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00	100.00	Cayman Islands	December 31	Funds
Hyundai Securities Asia Ltd. and others	Global Investment Opportunity Limited	100.00	100.00	Malaysia	December 31	Finance and real estate investment
	AQG Capital Management Pte. Ltd.	100.00	100.00	Singapore	December 31	Collective investment business
	Hyundai Able Investments Pte. Ltd.	100.00	100.00	Singapore	December 31	Trading investment business
Hyundai Smart Index Alpha Derivative Feeder Trust 1	Hyundai Smart Index Alpha Derivative Master Trust	99.52	99.57	Korea	December 31	Funds
Hyundai Trust Bond Feeder Trust 1	Hyundai Trust Bond Master Trust	92.92	89.88	Korea	December 31	Funds
Hyundai Value Plus Equity Feeder Trust 1 and others	Hyundai Value Plus Equity Master Trust	100.00	99.96	Korea	December 31	Funds
Hyundai DynaMIX Securities Feeder Investment Trust 1	Hyundai DynaMIX Securities Master Investment Trust	99.02	—	Korea	December 31	Funds
Hyundai Quant Long Short Securities Feeder Investment Trust 1	Hyundai Quant Long Short Securities Master Investment Trust	100.00	—	Korea	December 31	Funds
Hyundai Group Plus Equity Feeder Trust 1	Hyundai Group Plus Equity Master Trust	—	85.58	—	—	—
Hyundai Global-multi Asset Investment Trust 1	Hyundai Global-multi Asset Investment Master Trust	—	100.00	—	—	—
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	100.00	Luxembourg	December 31	Asset-backed securitization

AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	100.00	Luxembourg	December 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG	94.90	94.90	Germany	December 31	Real estate investment
	HD 1 Grundstucksgesellschaft mbH & Co. KG	94.90	94.90	Germany	December 31	Real estate investment
	Sechste Casalog KG	94.90	94.90	Germany	December 31	Real estate investment
JB New Jersey Private Real Estate Fund 1	ABLE NJ DSM INVESTMENT REIT	99.18	99.18	USA	December 31	Real estate investment
Able NJ DSM Investment Reit	Able NJ DSM, L.L.C.	100.00	100.00	USA	December 31	Real estate investment
Heungkuk Global High-class Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	99.90	USA	December 31	Real estate investment
Hyundai Able Investment Reit	Hyundai Able Patriots Park, L.L.C.	100.00	100.00	USA	December 31	Real estate investment
Able Ocean Co., Ltd.	Hyundai Ocean Star Ship Private 2	100.00	100.00	Korea	December 31	Funds
Hyundai Ocean Star Ship Private 2	Northeast Asia 41 Ship Investment Company	99.99	99.99	Korea	December 31	Other finance
Northeast Asia 41 Ship Investment Company	Wisdom Shapley 41 S.A.	100.00	100.00	Panama	December 31	Transport equipment rental
	Wisdom Roth 41 SHIPPNG S.A.	100.00	100.00	Panama	December 31	Transport equipment rental

1.	Hyundai Securities has a substantive power over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included in subsidiaries although Hyundai Securities ’s ownership is less than 50%.

The companies such as Richmond Asan Private equity real estate investment trusts and others are excluded from Hyundai Securities’ consolidation scope, as the companies do not have enough power to exercise control of the investees even though they hold more than half of ownership of the investees.

(3)	Changes in the Scope of Consolidation

The details of new subsidiaries in consolidated financial statements, for the six-month periods ended June 30, 2016, are as follows:

1)	Subsidiaries newly included in the consolidation

Subsidiary	Reason
ELP 5th Co., Ltd.	Newly established
Able Hana Co., Ltd.	Newly established
Able Sangdo 1st Co., Ltd	Newly established
Able 7 Valley Co., Ltd.	Newly established
SM Sejong 1st Co., Ltd.	Newly established
Smart Dongtan 2nd Co., Ltd.	Newly established
Able HS Co., Ltd.	Newly established
IBUPC 2nd Co., Ltd.	Newly established
Able Mow 1st Co., Ltd.	Newly established
Able Yongjuk 1st Co., Ltd.	Newly established
Able Lake 1st Co., Ltd.	Newly established
Samsung Securities Co., Ltd. MMT 4	Newly established
Hyundai DynaMIX Securities Feeder Investment Trust 1	Gain of controlling power
Hyundai Quant Long Short Securities Feeder Investment Trust 1	Gain of controlling power
Hyundai China Index Plus Investment Trust 1	Gain of controlling power
Hyundai DynaMIX Securities Master Investment Trust	Gain of controlling power
Hyundai Quant Long Short Securities Master Investment	Gain of controlling power

2)	Subsidiaries excluded from the consolidation in

Subsidiary	Reason
Korea Pacific No. 08 Ship Investment Co., Ltd.	Liquidation
Hyundai Group Plus Equity Feeder Trust 1	Loss of controlling power
Hyundai Global-multi Asset Investment Trust 1	Loss of controlling power
Samsung Securities Co., Ltd. MMT 2	Loss of controlling power
Trynda 1st Co., Ltd.	Loss of controlling power
Ibneo 1st. Co., Ltd.	Loss of controlling power
ELP 4th Co., Ltd.	Loss of controlling power
IB Pro 1st Co., Ltd.	Loss of controlling power
Hyundai Group Plus Equity Master Trust	Loss of controlling power
Hyundai Global-multi Asset Investment Master Trust	Loss of controlling power
Able Gongpyung1st Co., Ltd.	Loss of controlling power
Huefore 1st Co., Ltd	Loss of controlling power
MJ-10 The 4th Co., Ltd.	Loss of controlling power
Able Sangdo 1st Co., Ltd	Loss of controlling power

(4)	Summary of Financial Information Related to Subsidiaries

Financial information of major subsidiaries, as of June 30, 2016 and December 31, 2015 and for the six-month periods ended June 30, 2016 and 2015, is as follows:

	(Unit: KRW thousands)
Name of subsidiaries	June 30, 2016		1H 2016
	Assets	Liabilities	Operating Income	Net Income (loss)	Total Comprehensive Income(loss)
Hyundai Securities America Inc.	23,930,131	133,265	102,119	(457,008)	(602,213)
Hyundai Securities Asia Ltd.	30,011,162	954,569	1,684,809	(1,110,411)	(1,315,416)
Hyundai Savings Bank	1,495,697,481	1,297,432,787	82,898,005	15,482,049	16,055,935
Hyundai Asset Management Co., Ltd.	31,237,186	647,846	5,137,204	377,437	403,887
Jueun Power Middle 7	19,195,699	936	189,712	196,202	196,202
G1 Shinhan Special Short Public Bonds H-3	86,967	8	855	842	842
Hanareum Gold Middle 3	123,028	7	56	66	66
Hyundai Youfirst Private Real Estate Trust 1	2,257,380	83,043	—	(22)	(22)
Hyundai Smart Index Alpha Derivative Feeder Trust 1	9,410,610	7,336	14,780	(16,884)	(16,884)
Hyundai Trust Bond Feeder Trust 1	13,696,165	7,009	1,182	(14,437)	(14,437)
Hyundai Strong Korea Equity Trust 1	21,206,022	563,162	2,896,269	(303,469)	(303,469)
Hyundai Kidzania Equity Feeder Trust 1	2,359,165	24,523	8,378	(6,203)	(6,203)
Hyundai Value Plus Equity Feeder Trust 1	14,553,244	14,277	2,645	(46,821)	(46,821)
Hyundai DynaMIX Securities Feeder Investment Trust 1	6,811,259	13,898	—	—	—
Hyundai Quant Long Short Securities Feeder Investment Trust 1	7,330,375	18,137	—	—	—
Hyundai China Index Plus Investment Trust 1	8,314,593	15,303	—	—	—
Hyundai Strong-small Corporate Trust 1	20,835,217	54,189	2,160,370	(50,497)	(50,497)
Hyundai Youfirst Private Equity Real Estate Investment Trusts 15	150,033,631	57,054	28,554,212	22,790,797	6,477,552
Heungkuk High-class Private Real Estate Trust 21	17,524,968	67,655	1,496	800,535	800,535
JB New Jersey Private Real Estate Fund 1	16,221,508	1,206,283	4,757,865	971,313	971,313

Heungkuk Global High-class Private Real Estate Trust 23	135,780,329	21,791	44,981,632	9,013,667	9,013,667
Kyobo Axa Private Tomorrow Star Separate Taxation High Yield Securities Investment Trust 1	17,647,213	1,543	(140,604)	15,788	15,788
Aquila Global Real Assets Fund No.1 LP	18,266,239	1,154,271	410,710	242,282	465,660
Able Ocean Co., Ltd.	26,923,749	27,659,609	1,003,929	117,605	117,605
Ms Sejong 4th Co., Ltd.	10,239,241	10,233,346	330,933	348	348
Able DCM 2nd Co., Ltd.	30,293,998	30,293,998	691,217	(5,049)	(5,049)
M Square Dongchun 3rd Co., Ltd.	4,043,642	4,075,824	121,049	5,582	5,582
Hthehill 5th Co., Ltd.	30,288,249	30,287,690	987,119	(144)	(144)
Able DFI Series 1 Co., Ltd.	21,247,774	21,908,915	2,365,049	1,342,691	1,604,817
Able Land 1st Co., Ltd.	41,849,386	41,470,414	1,695,564	434,528	434,528
Able DF Co., Ltd.	97,940	200,000	111,049	8,896	8,896
Namyangjuhyado 1st Co., Ltd.	2,590,920	2,446,398	79,245	(84,079)	(84,079)
Able E&D No.2 Co., Ltd.	14,764,675	14,929,798	388,995	42,828	42,828
2014 Ableopo 2nd Co., Ltd.	17,301,693	17,301,693	432,886	(4,496)	(4,496)
Able DCM Blue Co., Ltd.	12,467,998	12,463,804	406,475	1,303	1,303
Able DCM White Co., Ltd.	8,473,851	8,469,499	227,099	(5,026)	(5,026)
Aa-03 2nd Co., Ltd.	21,497,086	21,493,218	707,178	(172)	(172)
R1-1st Co., Ltd.	10,160,634	10,164,328	422,790	1,271	1,271
Able DCM 6th Co., Ltd.	159,958,810	158,082,395	12,096,901	576,378	576,378
Happycell 1st. Co., Ltd.	20,829,960	20,569,780	698,135	(209,697)	(209,697)
Lsm 1st. Co., Ltd.	10,094,196	10,094,199	324,110	—	—
Pure Gwanggyo 1st L.L.C.	2,620,728	2,620,723	126,404	42,135	42,135
Beautiful House 1st L.L.C.	2,614,683	2,614,695	84,271	2	2
Eco Gwanggyo 1st L.L.C.	2,413,908	2,413,918	77,788	2	2
Smart Gwanggyo 1st L.L.C.	2,413,494	2,413,488	116,682	38,895	38,895
Hws Co., Ltd.	10,267,858	10,270,369	366,019	1,025	1,025
Hdsinbu 3rd L.L.C.	10,269,953	10,316,778	412,494	(383,687)	(383,687)
Able Gongpyung1st Co., Ltd.	—	—	448,767	(26,950)	(26,950)
Annex Able Co., Ltd.	12,425,030	12,365,109	456,553	9,946	9,946
Able Munhyeon 1st Co., Ltd.	21,181,639	21,181,927	737,299	(78)	(78)
Able Munhyeon 2nd Co., Ltd.	1,448,946	1,448,952	208,413	16	16
Able Haeundae 1st Co., Ltd.	54,322,779	53,911,841	814,728	145,948	145,948
Able Mercury 1st Co., Ltd.	30,202,934	30,298,361	2	(259,550)	(121,958)
Han-sung Dangjin 1st Co., Ltd.	1,356,653	1,398,693	97,614	(81,554)	(81,554)
Able ST 1st Co., Ltd.	6,723,521	6,314,383	460,803	(34,804)	(34,804)
Oxford Third Co., Ltd.	51,032,369	51,052,437	1,596,204	(13,808)	(13,808)
ELP 4th Co., Ltd.	—	—	180,207	12,801	12,801
WJSY Co., Ltd.	16,945,396	17,057,678	425,917	9,959	9,959
BDSF 5th L.L.C.	28,969,241	28,969,035	710,754	206	206
Huefore 1st Co., Ltd.	—	—	326,646	(7,453)	(7,453)
Han-sung Asan 1st Co., Ltd.	1,860,420	1,882,441	245,641	(9,412)	(9,412)
Huefore Myungji Co., Ltd.	16,995,746	16,953,232	305,535	49,251	49,251
MJ-10 The 4th Co., Ltd.	—	—	93,494	(20,890)	(20,890)
HDBK 2nd Co,. Ltd.	9,291,907	9,299,963	309,822	5,787	5,787
HDES 1st Co., Ltd.	51,854,115	51,923,622	1,969,722	5,363	5,363
HDBK 1st Co., Ltd.	5,358,118	5,325,096	237,033	(35,220)	(35,220)
SJB 1st Co., Ltd.	26,815,993	26,816,013	1,103,701	5	5
CD One 2nd Co., Ltd.	5,262,495	5,262,519	348,778	(3)	(3)
CD Two 2nd Co., Ltd.	21,762,677	21,717,952	797,578	44,750	44,750
Able Rich 1st Co., Ltd.	16,287,263	16,308,052	375,869	30,314	30,314
Able LKP Co., Ltd.	20,995,936	20,600,000	591,577	80,095	80,095
Able Sosa 1st Co., Ltd.	76,997,082	77,088,381	1,782,570	(44,898)	(44,898)

Able Sosa 2nd Co., Ltd.	77,250,993	77,088,381	1,782,591	223,833	223,833
Preston 1st Co., Ltd.	203,534,092	203,534,510	6,847,053	(427)	(427)
Able Ns Co., Ltd.	24,327,479	24,323,221	626,907	(23,891)	(23,891)
ELP 5th Co., Ltd.	18,213,156	18,213,156	442,183	—	—
Able HANA Co., Ltd.	15,359,575	15,579,801	442,547	(220,226)	(220,226)
Able Sangdo 1st Co., Ltd.	—	—	111,556	(66,231)	(66,231)
Able 7 Valley Co., Ltd.	31,172,482	31,375,166	758,904	(202,683)	(202,683)
SM Sejong 1st Co., Ltd.	10,159,568	10,315,438	370,905	(155,880)	(155,880)
Smart Dongtan 2nd Co., Ltd.	10,335,292	10,380,516	95,203	(45,225)	(45,225)
Able HS Co., Ltd.	30,074,585	30,088,043	616,610	(13,459)	(13,459)
IBUPC 2nd Co., Ltd.	3,293,364	3,063,955	339,990	229,408	229,408
Able Mow 1st Co., Ltd.	50,641,484	50,641,490	611,736	(6)	(6)
Able Yongjuk 1st Co., Ltd.	10,098,444	10,093,458	77,679	(14)	(14)
Able Lake 1st Co., Ltd.	10,105,174	10,105,183	94,387	(8)	(8)
Samsung Securities Co., Ltd. MMT 4	86,445,548	1,155,293	1,561,548	406,255	406,255
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	71,182,792	116,856	58	(3,919,799)	(4,049,868)
Able Quant Asia Pacific Master Fund Limited	72,097,877	961,730	930,606	(2,122,617)	(3,317,563)
Global Investment Opportunity Limited	17,094,924	601,806	725,080	113,721	9,365
AQG Capital Management Pte. Ltd.	2,515,613	34,181	801,189	(323,868)	(208,315)
Hyundai Able Investment Pte. Ltd.	11,472,717	4,124,911	197,080	(1,386,301)	(1,029,928)
Hyundai Smart Index Alpha Derivative Master Trust	9,656,690	3,309	877,817	170,373	170,373
Hyundai Trust Bond Master Trust	15,107,598	106	471,957	299,474	299,474
Hyundai Value Plus Equity Master Trust	15,277,679	294,925	1,352,580	(260,987)	(260,987)
Hyundai DynaMIX Securities Master Investment Trust	6,649,460	291	—	—	—
Hyundai Quant Long Short Securities Master Investment Trust	7,360,101	29,707	—	—	—
AGRAF Real Estate No.1, Senningerberg	17,563,434	17,585,647	364,175	(57,683)	(56,256)
AGRAF Real Estate Holding No.1, Senningerberg	41,497,419	40,045,955	446,239	(162,839)	(141,315)
Vierte CasaLog GmbH & Co. KG	11,010,704	10,898,858	492,018	149,605	146,532
HD 1 Grundstucksgesellschaft mbH & Co. KG	11,450,172	10,928,239	577,931	210,126	210,026
Sechste Casalog KG	9,732,928	9,344,484	467,426	159,651	161,879
Able NJ DSM Investment Reit	18,134,568	2,154	1,108,953	1,093,187	975,968
Able NJ DSM, L.L.C.	46,084,523	31,756,511	1,745,295	183,627	101,814
Hyundai Able Investment Reit	145,109,753	2,464,339	8,878,891	8,952,285	8,035,533
Hyundai Able Patriots Park, L.L.C.	381,472,921	265,282,967	16,286,421	225,187	(428,325)
Hyundai Ocean Star Ship Private 2	26,467,305	4,114	907,884	880,371	880,371
Northeast Asia 41 Ship Investment Company	26,399,675	798,724	887,200	1,151,716	1,178,058
Wisdom Shapley 41 SHIPPNG S.A	14,242,899	14,950,800	2,119,771	166,085	169,088
Wisdom Roth 41 SHIPPNG S.A	13,874,827	15,131,848	2,119,759	147,453	154,058

			(Unit: KRW thousands)
	December 31, 2015		1H 2015
Name of Subsidiaries	Assets	Liabilities	Operating Income	Net Income (loss)	Total Comprehensive Income(loss)
Hyundai Securities America Inc.	24,671,132	272,053	—	(721,773)	(196,983)
Hyundai Securities Asia Ltd.	38,750,238	8,378,229	2,649,177	(23,147)	647,298
Hyundai Securities Europe Ltd.	—	—	—	—	326,916
Hyundai Savings Bank	1,303,315,411	1,120,661,445	91,007,649	42,423,659	42,532,672
Hyundai Asset Management Co., Ltd.	31,966,941	1,757,452	4,565,634	182,045	179,908
Korea Pacific No. 08 Ship Investment Co., Ltd.	6,411	—	—	(27,623)	(27,623)
Korea Pacific No. 09 Ship Investment Co., Ltd.	—	—	—	912,760	912,760
Korea Pacific No. 10 Ship Investment Co., Ltd.	—	—	—	1,007,414	1,007,414

Korea Pacific No. 11 Ship Investment Co., Ltd.	—	—	—	1,106,262	1,106,262
Korea Pacific No. 12 Ship Investment Co., Ltd.	—	—	—	1,210,932	1,210,932
Korea Pacific No. 13 Ship Investment Co., Ltd.	—	—	—	1,219,234	1,219,234
Jueun Power Middle 7	18,999,498	938	260,348	259,090	259,090
G1 Shinhan Special Short Public Bonds	86,125	8	1,135	1,117	1,117
New Short Public Bonds	—	—	13	13	13
Hanareum Gold Middle 3	122,991	7	99	55	55
Hyundai Youfirst Private Real Estate Trust 1	2,257,380	83,022	—	(22)	(22)
Hyundai Smart Index Alpha Derivative Feeder Trust 1	9,699,810	206,195	9,347	(21,670)	(21,670)
Hyundai Trust Bond Feeder Trust 1	13,708,677	6,973	1,173	(13,622)	(13,622)
Hyundai Strong Korea Equity Trust 1	31,306,721	1,357,620	4,939,237	3,044,988	3,044,988
Hyundai Kidzania Equity Feeder Trust 1	2,401,226	23,139	7,593	(18,232)	(18,232)
Hyundai Value Plus Equity Feeder Trust 1	14,611,706	18,467	1,217,538	1,198,516	1,198,516
Hyundai Group Plus Equity Feeder Trust 1	854,326	64	161	(3,034)	(3,034)
Hyundai Strong-small Corporate Trust 1	22,418,125	846,064	8,781,251	6,060,785	6,060,785
Hyundai Youfirst Private Equity Real Estate Investment Trusts 15	149,161,778	1,042,455	4,890,790	2,683,869	6,261,302
Hyundai Global-multi Asset Investment Trust 1	3,102,872	7,744	—	(19,008)	(19,008)
Asset-plus Private Equity Investment Trust 14	—	—	1,347,765	702,601	702,601
Heungkuk High-class Private Real Estate Trust 21	17,634,312	67,535	1,983	803,575	803,575
Eugene Smart Robust Private Equity Derivatives 1	—	—	1,826,574	(12,401)	(12,401)
KTB Publicly Offered Shares High-yield Private Fund	—	—	301,885	169,626	169,626
Hyundai Kon-tiki Specialized Privately Placed Fund	—	—	811,483	(100)	(100)
JB New Jersey Private Real Estate Fund 1	16,230,912	1,581,701	915,750	396,474	396,474
Heungkuk Global High-class Private Real Estate Trust 23	132,109,211	7,493,225	3,973,835	2,195,474	2,195,474
Kyobo Axa Private Tomorrow Star Separate Taxation High Yield Securities Investment Trust 1	20,231,583	1,802	14,743	12,885	12,885
Igis Korif Private Placement Real Estate Fund No.14	—	—	7,692	(598,258)	(598,258)
Aquila Global Real Assets Fund No.1 LP	17,787,758	20,415	375,204	370,964	(350,598)
Able Ocean Co., Ltd.	29,864,416	30,717,882	1,173,740	(21,067)	(21,067)
Hyundai Ocean Star Ship Private 2	29,401,996	4,727	1,083,838	1,073,865	1,073,865
Ms Sejong 4th Co., Ltd.	10,188,872	10,183,324	351,716	2,375	2,375
Able DCM 2 Co., Ltd.	30,288,608	30,283,559	749,540	1,747	1,747
M Square Dongchun 3rd Co., Ltd.	5,949,977	5,987,741	175,578	112	112
Contimuum 3rd Co., Ltd.	—	—	710,646	(61,854)	(61,854)
Hthehill 5th Co., Ltd.	30,280,963	30,280,259	1,046,811	(127)	(127)
Able DFI Series 1 Co., Ltd.	21,165,957	23,431,915	1,519,253	597,985	1,370,817
Trynda 1st Co., Ltd.	31,323,791	31,318,765	1,182,405	(353)	(353)
Able Land 1st Co., Ltd.	41,883,778	41,939,334	1,686,248	98,630	98,630
Able DCM Farm Co., Ltd.	—	—	295,910	714	714
Able DF Co., Ltd.	5,200,340	5,311,297	243,426	54,557	54,557
Able E&D Co., Ltd.	—	—	519,235	(184,131)	(184,131)
007 1st Co., Ltd.	—	—	684,345	25,954	25,954
Bubong Project 1 Co., Ltd.	—	—	505,429	4,932	4,932
Bubong Project 2 Co., Ltd.	—	—	507,755	4,929	4,929
Namyangjuhyado 1st Co., Ltd.	2,674,307	2,445,706	83,983	(80,642)	(80,642)
Ablekolao Co., Ltd.	—	—	413,311	207,655	207,655
The 9th F&D Co., Ltd.	—	—	3,497,457	(285,689)	(285,689)
Able E&D No.2 Co., Ltd.	17,742,525	17,950,476	691,062	(41,041)	(41,041)
2014 Ableopo 1st Co., Ltd.	—	—	351,241	81,224	81,224

2014 Ableopo 2nd Co., Ltd.	27,259,893	27,255,397	697,435	62,823	62,823
Able DCM Blue Co., Ltd	21,599,404	21,596,513	810,971	15,247	15,247
Able DCM White Co., Ltd.	8,503,337	8,493,960	237,017	7,130	7,130
Aa-03 2nd Co., Ltd.	30,176,486	30,172,445	906,975	(256,392)	(256,392)
007 2nd Co., Ltd.	—	—	585,438	(71,265)	(71,265)
R1-1 Co., Ltd.	10,160,905	10,165,870	891,370	5,639	5,639
Able DCM 6th Co., Ltd.	160,547,315	159,247,277	8,934,603	704,906	704,906
Hdsinbu 4th Co., Ltd.	—	—	1,245,983	379,347	379,347
Happycell 1st. Co., Ltd.	21,035,821	20,565,944	1,177,907	619,564	619,564
Ibneo 1st. Co., Ltd.	18,735,105	18,750,598	503,933	(56,385)	(56,385)
Lsm 1st. Co., Ltd.	10,094,155	10,094,201	121,103	(1,915)	(1,915)
Pure Gwanggyo 1st L.L.C.	2,572,104	2,614,234	1	(31,947)	(31,947)
Beautiful House 1st L.L.C.	2,614,686	2,614,701	—	(31,485)	(31,485)
Eco Gwanggyo 1st L.L.C.	2,413,906	2,413,918	—	(29,063)	(29,063)
Smart Gwanggyo 1st L.L.C.	2,374,598	2,413,488	1	(29,062)	(29,062)
Hws Co., Ltd.	10,265,014	10,268,550	46,172	(6)	(6)
Hdsinbu 3st L.L.C.	21,065,969	20,729,106	996,106	183,090	183,090
Able Gongpyung1st Co., Ltd.	20,502,136	20,557,402	261,371	721	721
Annex Able Co., Ltd.	17,277,515	17,227,540	209,704	(41,194)	(41,194)
Able DCM Purple Co., Ltd.	—	—	72,070	(34,931)	(34,931)
Able Munhyeon 1st Co., Ltd.	21,228,501	21,228,711	—	—	—
Able Munhyeon 2nd Co., Ltd.	1,657,327	1,657,349	—	—	—
Able Haeundae 1st Co., Ltd.	4,770,397	4,505,407	—	—	—
Able Mercury 1st Co., Ltd.	30,026,532	30,000,000	—	—	—
Han-sung Dangjin 1st Co., Ltd.	6,850,613	6,811,100	—	—	—
Able ST 1st Co., Ltd.	12,887,254	12,443,312	—	—	—
Oxford Third Co., Ltd.	50,917,965	50,924,226	—	—	—
ELP the 2nd Securitization Specialty Co., Ltd.	18,409,311	18,409,311	466,594	—	—
ELP 4th Co., Ltd.	50,353,557	50,366,358	—	—	—
WJSY Co., Ltd.	17,373,799	17,496,042	—	—	—
BDSF 5st L.L.C.	29,679,583	29,679,583	—	—	—
Huefore 1st Co., Ltd.	20,091,056	20,137,522	—	—	—
Han-sung Asan 1st Co., Ltd.	10,196,238	10,208,847	—	—	—
Huefore Myungji Co., Ltd.	17,251,557	17,258,294	—	—	—
MJ-10 the 4th Co., Ltd.	3,622,204	3,553,948	—	—	—
IB Pro 1st Ltd.	60,333,428	60,157,361	—	—	—
HDBK 2st Co., Ltd.	9,595,769	9,609,613	—	—	—
HDES 1st Co., Ltd.	51,794,615	51,869,485	—	—	—
HDBK 1st Co., Ltd.	5,630,188	5,561,945	—	—	—
SJB 1st Co., Ltd.	27,106,438	27,106,463	—	—	—
CD One 2nd Co., Ltd.	5,341,530	5,341,550	—	—	—
CD Two 2nd Co., Ltd.	21,868,033	21,868,059	—	—	—
Able Rich 1st Co., Ltd.	17,209,918	17,261,022	—	—	—
Able LKP Co., Ltd.	20,515,841	20,200,000	—	—	—
Able Sosa 1st Co., Ltd.	76,999,785	77,046,186	—	—	—
Able Sosa 2nd Co., Ltd.	77,018,869	77,080,090	—	—	—
Preston 1st Co., Ltd.	152,036,281	152,036,271	—	—	—
Able Ns Co., Ltd.	14,063,472	14,035,323	—	—	—
Samsung Securities Co., Ltd. MMT 2	58,980,900	37,422	—	—	—
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	107,893,703	183,272	3,878,115	2,813,817	4,631,779
Able Quant Asia Pacific Master Fund Limited	107,919,985	60,903	1,477,780	752,811	5,609,851
Global Investment Opportunity Limited	16,683,620	199,867	330,493	(26,934)	78,553
AQG Capital Management Pte, Ltd.	2,719,413	29,666	1,093,447	144,610	157,918
Hyundai Able Investments Pte. Ltd.	12,328,459	3,950,726	519,792	(2,461,209)	(2,484,762)

Hyundai Smart Index Alpha Derivative Master Trust	9,675,726	109,040	728,329	395,033	395,033
Hyundai Trust Bond Master Trust	15,316,100	74	336,163	236,488	236,488
Hyundai Value Plus Equity Master Trust	15,250,764	340,410	2,737,569	2,182,897	2,182,897
Hyundai Group Plus Equity Master Trust	858,964	3,783	57,990	(84,947)	(84,947)
Hyundai Global-multi Asset Investment Master Trust	3,036,980	64,658	297,598	(22,398)	(22,398)
NH Investment & Securities Co., Ltd. MMF	—	—	—	(2,183,626)	(2,183,626)
AGRAF Real Estate No.1, Senningerberg	17,213,835	17,179,791	332,765	(50,382)	(57,851)
AGRAF Real Estate Holding No.1, Senningerberg	40,981,741	39,388,962	461,087	(181,154)	(256,282)
Vierte CasaLog GmbH & Co. KG	10,705,257	10,739,942	466,489	78,560	95,115
HD 1 Grundstucksgesellschaft mbH & Co. KG	11,080,897	10,768,989	537,275	249,872	282,534
Sechste Casalog KG	9,463,139	9,234,176	437,778	87,282	94,001
Able NJ DSM Investment Reit	17,837,787	1,569	986,918	818,714	1,245,238
Able NJ DSM, L.L.C.	46,766,923	31,431,813	1,376,235	(93,452)	544,004
Hyundai Able Investment Reit	140,953,289	18,584	5,044,460	4,653,804	7,976,649
Hyundai Able Patriots Park, L.L.C.	390,325,743	264,829,066	14,943,510	(5,405,493)	(2,408,748)
KP 08 International Limited	—	—	—	—	(207,739)
Northeast Asia 41 Ship Investment Company	29,552,270	1,286,783	1,462,928	1,566,219	1,534,393
Wisdom Shapley 41 SHIPPNG S.A.	15,747,606	16,624,596	1,959,726	57,387	37,518
Wisdom Roth 41 SHIPPNG S.A.	15,400,412	16,811,492	1,959,712	43,145	12,289

2.	Significant Accounting Policies

2.1	Basis of preparation

Hyundai Securities Co., Ltd.’s interim consolidated financial statements for the six-month period ended June 30, 2016 have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2016.

(1)	New standards and amendments adopted by Hyundai Securities

Hyundai Securities newly applied the following new standards, amendments and interpretations for the annual period beginning on January 1, 2016, and this application does not have a material impact on the financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

Korean IFRS 1001, Presentation of Financial Statements, clarifies that the disclosed line items can be omitted, added and aggregated in the list according to their materiality. Requirements for presenting the share in the other comprehensive income of associates and joint ventures accounted for under the equity method are clarified. Also, additional requirements for disclosures in the notes and others are provided.

•	Amendment to Korean IFRS 1011, Construction Contract; Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; and Interpretation 2115, Arrangements for Property Construction

These standards and interpretation clarify the requirement that specific accounting estimates for contract-based industry and information relating to potential risk should be disclosed in detail classified by individual construction and operating segment.

•	Amendment to Korean IFRS 1016, Property, Plant and Equipment, and Korean IFRS 1041, Agriculture and Fishing: Productive Plants

“Bearer Plants” are excluded from the scope of Korean IFRS 1041, Agriculture and Fishing: Productive Plants, while they are included within the scope of Korean IFRS 1016, Property, Plant and Equipment.

•	Amendment to Korean IFRS 1016, Property, Plant and Equipment, and Korean IFRS 1038, Intangible assets: Amortization Based on Revenue

A depreciation or amortization method that is based on revenue is inappropriate except for intangible assets in the limited circumstances because a depreciation or amortization method that is based on revenue is affected by factors that are not directly linked to the consumption of the economic benefits of the asset such as sales volume and others.

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1112, Disclosures of Interests in Other Entities and Korean IFRS 1028, Investments in Associates and Joint Ventures

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, clarifies that the exemption from preparing the consolidated financial statements can be applied to a subsidiary whose parent company is an investment entity, and clarifies that a parent company that is an investment entity does not consolidate its subsidiaries in case a subsidiary itself meets the conditions to become an investment entity and renders services related to investing activities of its parent company.

•	Amendment to Korean IFRS 1028, Investments in Associates and Joint Ventures, provides the exemption that, if an entity that is not itself an investment entity has an interest in an associate that is an investment entity, the entity may, when applying the equity method, does not need to make the associate’s accounting policies conform to those of the entity.

•	Amendment to Korean IFRS 1112, Disclosures of Interests in Other Entities, clarifies the scope of disclosures relating to an investment entity.

•	Amendment to Korean IFRS 1111, Joint Arrangements

Korean IFRS 1111, Joint Arrangements, clarifies that an acquirer of an interest in a joint operation where the activities of the operation constitute a business is required to apply all of the principles of accounting for business combination.

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

•	Amendment to Korean IFRS 1105, Non-current Assets Held for Sale and Discontinued Operation, clarifies that when an asset is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, the existing accounting treatment should be retained.

•	Amendment to Korean IFRS 1107, Financial Instruments: Disclosures, clarifies the specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’ and also clarifies that the additional disclosures relating to 2012 amendments ‘Offsetting of Financial Assets and Financial Liabilities’ only need to be included in interim reports if required by Korean IFRS 1034, Interim Financial Reporting.

•	Amendment to Korean IFRS 1019, Employee Benefits, clarifies that when determining the discount rate for post-employment benefit obligations, it is the currency in which the liabilities are denominated that is important, and not the country where they arise.

•	Amendment to Korean IFRS 1034, Interim Financial Reporting, clarifies what is meant by the reference in the Standard to ‘information disclosed elsewhere in the interim financial report’ and adds a requirement to cross-reference from the interim financial statements to the location of that information.

(2)	New and amended standards and interpretations not yet adopted by Hyundai Securities

New standards and interpretations issued, but not effective for the financial year beginning January 1, 2016, and not early adopted are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2016 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. Hyundai Securities Co., Ltd. is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2016 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. Hyundai Securities Co., Ltd. is in the process of determining the effects resulting from the adoption of the new Standard.

2.2	Accounting policies

Significant accounting policies and method of computation applied in the preparation of the interim consolidated financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2015, except for the changes due to the application of new standards and amendments described in Note 2.1(1) and the one described below.

(1)	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	Critical Accounting Estimates and Assumptions

Hyundai Securities makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these interim consolidated financial statements are the same as those that applied to the consolidated financial statements for the year ended December 31, 2015, except for the estimates used to determine income tax expense.

4.	Segment Information

(1)	Types of services from which each reportable segment derives its revenues

Management of Hyundai Securities decides operating segment based on the information, which is to be reported to Hyundai Securities’ chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment.

In accordance with K-IFRS 1108, reporting segments of Hyundai Securities by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and asset management	Provision of brokerage services as well as asset management products and services to retail, corporate and institutional customers
Corporate finance	Provision of corporate advisory services related to corporate funding as well as underwriting services, including corporate bond offerings, structured finance, initial public offerings, capital increases and M&A advisory
Trading	Securities and derivatives transactions and proprietary investments
Savings bank	Mutual savings bank operations
Others	Other operations and various support operations

(2)	Financial information by operating segment, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Operating Income	Operating Expenses	Operating Profit(loss)	Non-operating Income(expense)	Income Tax Expense [1]	Net Income (loss)
Brokerage and asset management	282,961,648	271,309,971	11,651,677	10,773,923	25,590	22,400,010
Corporate finance	110,643,205	60,061,668	50,581,537	(7,353,719)	(38,799)	43,266,617
Trading	1,801,174,276	1,832,779,414	(31,605,138)	1,808,348	131,609	(29,928,399)
Savings bank	82,898,005	64,377,716	18,520,289	1,973,307	5,011,547	15,482,049
Others	50,808,051	49,584,579	1,223,472	(9,018,647)	7,534,409	(15,329,584)

Total	2,328,485,185	2,278,113,348	50,371,837	(1,816,788)	12,664,356	35,890,693

1.	Income tax expense, which cannot be reasonably allocated to each segment, was classified as other businesses.

<1H 2015>

	(Unit: KRW thousands)
Type	Operating Income	Operating Expenses	Operating Profit(loss)	Non-operating Income(expense)	Income Tax Expense [1]	Net Income (loss)
Brokerage and asset management	312,163,083	279,146,733	33,016,350	5,831,553	15,347	38,832,556
Corporate finance	81,097,623	49,995,436	31,102,187	(761,050)	3,936	30,337,201
Trading	1,358,916,534	1,269,093,181	89,823,353	(8,582,786)	114,186	81,126,381
Savings bank	91,007,649	49,730,560	41,277,089	(64,120)	(30,747)	41,243,716
Others	30,764,106	27,966,119	2,797,987	19,067,426	42,719,746	(20,854,333)

Total	1,873,948,995	1,675,932,029	198,016,966	15,491,023	42,822,468	170,685,521

1.	Income tax expense, which cannot be reasonably allocated to each segment, was classified as other businesses.

Segment revenue reported above represents revenue generated from external customer and segment expense includes costs identified, costs that can be separately allocated to the segment and internal interest. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

(3)	Financial information by segment assets and liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Assets	Liabilities
Brokerage and asset management	2,810,758,516	2,128,191,000
Corporate finance	1,018,531,369	1,062,106,003
Trading	17,030,141,797	15,157,329,916
Savings bank	1,628,520,869	1,297,432,787
Others	3,405,132,787	2,911,767,478

Total	25,893,085,338	22,556,827,184

<December 31, 2015>

	(Unit: KRW thousands)
Type	Assets	Liabilities
Brokerage and asset management	2,427,645,354	1,641,997,202
Corporate finance	1,191,476,627	1,038,842,888
Trading	15,104,363,590	13,666,358,412
Savings bank	1,436,138,799	1,120,661,445
Others	3,619,508,863	3,009,299,051

Total	23,779,133,233	20,477,158,998

(4)	Information on principal customers

No customers contributed 10% or more to Hyundai Securities’ revenue for the six-month periods ended June 30, 2016 and 2015.

5.	Cash and Deposits

(1)	The details of cash and deposits, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Cash and cash equivalents
Cash on hand	7,189,288	8,836,684
Fixed deposit and installment deposits	73,294,000	77,740,701
Demand deposits	118,390,892	199,196,594
Current deposits	8,292,655	3,784,555
Foreign currency deposits	58,105,025	97,664,675
MMDA	30,969,590	7,525,126

Subtotal	296,241,450	394,748,335

Deposits
Subscription deposits	1,734,199	—
Reserve for claims of customers’ deposits (deposits)	54,096,584	145,073,983
Performance deposits for securities lending and borrowing	350,000,000	—
Deposits for exchange-traded derivatives	652,917,076	425,967,424
Margins for exchange-traded derivatives	682,954	—
Guarantee deposits for stock borrowings from KSFC	2,576,325	958,171
Long-term deposits	670,229,500	964,968,000
Others	209,507,821	154,992,358

Subtotal	1,941,744,459	1,691,959,936

Total	2,237,985,909	2,086,708,271

(2)	Restricted deposits, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Deposits:
Subscription deposits [1]	1,734,199	—
Reserve for claims of customers’ deposits (deposits) [2]	54,096,584	145,073,983
Performance deposits for securities lending and borrowing [3]	350,000,000	—
Deposits for exchange-traded derivatives [4]	652,917,076	425,967,424
Margins for exchange-traded derivatives [5]	682,954	—
Guarantee deposits for stock borrowings from KSFC [6]	2,576,325	958,171
Long-term deposits [7]	482,000,000	362,000,000
Restricted due from financial institutes (For checking accounts) [8]	45,000	45,000
Others [9]	68,088,721	65,462,257
Deposits of reserve for requirements [10]	45,264,667	37,882,473

Total	1,657,405,526	1,037,389,308

1.	Subscription deposit is Hyundai Securities deposits separately the subscription margin of Hyundai Securities and investors to KSFC or relevant financial institution before the deadline. This deposit is for subscription of security, which is newly issued or sold. Hyundai Securities distinguishes this deposit through marking deposit for subscription by security issuance or selling company, in accordance with the provisions of Article 4-44 regulations of the Financial Investment Industry.
2.	The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investees, such as return of deposit and others, in accordance with Article 74 of the Act.
3.	Deposits to KSFC for assurance of performance of securities lending and borrowing.
4.	The deposits for exchange-traded derivatives that the investors and Hyundai Securities pay for derivatives and foreign exchange margin trading to KEB Hana Bank and Forex Dealer Member are recognized as deposits.
5.	Hyundai Securities provides deposits, in the form of deposits in margins accounts of Korea Stock Exchange and other exchanges to cover the credit risk of its counterparty.
6.	The guarantee deposits for stock borrowing from KSFC are the margin of investee’s lending and borrowing securities transaction, which are deposited in KSFC.
7.	Pledged deposits for net settlements of KFTC and collaterals provided for derivatives transactions are included.
8.	Guarantee deposits for checking accounts.
9.	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.
10.	According to the Mutual Savings Bank Act and the Regulation on Supervision of Mutual Savings Bank, Hyundai Securities shall hold at least 10% of the sum of the received mutual installment savings and deposit, excluding installment savings under which loan was extended and at least 5% of the amount obtained by subtracting its equity capital from the total received deposits as assets for reserve. Assets for reserve shall be held in deposits in the Korea Federation of Savings Banks and securities. Deposits in the Korea Federation of Savings Banks shall be held not less than 80% of the aggregate amount of assets for reserve.

6.	Financial Assets at Fair Value Through Profit or Loss

(1)	The details of financial instruments at FVTPL, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Financial assets held for trading	12,786,038,717	12,153,486,676
Financial assets designated at FVTPL	946,785,203	701,992,475

Total	13,732,823,920	12,855,479,151

(2)	The details of financial instruments held for trading, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Deposits:
Reserve for claims of customers’ deposits (trust)	1,484,428,687	1,381,592,408
Equity instruments:
Stocks	391,612,130	292,710,478
Collective investment securities	506,506,954	411,033,135
Debt instruments:
National and local government bonds	2,152,127,343	2,188,918,575
Special bonds	3,794,979,464	3,114,537,853
Corporate bonds	2,502,596,840	2,979,413,301
Corporate commercial papers	694,507,200	701,629,535
Electronic short-term bonds	485,979,781	306,424,342
Securities in foreign currency:
Stock in foreign currency	1,801,089	1,513,853
Bonds in foreign currency	722,829,664	705,213,841
Collective investment securities in foreign currency	6,187,724	30,252,913
Other held for trading securities	42,481,841	40,246,442

Total	12,786,038,717	12,153,486,676

(3)	The details of financial instruments designated at FVTPL, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Derivative linked securities:
Equity-linked securities	374,355,429	226,363,139
Other derivative linked securities	241,749,367	258,500,156
Other OTC derivative combined contract	160,819,079	81,889,215
Debt instruments:
Convertible bonds	88,786,439	72,027,633
Equity instruments:
Contingent convertible bonds	55,496,295	39,824,376
Redeemable convertible preferred stocks	25,578,594	23,387,956

Total	946,785,203	701,992,475

Above financial assets designated at FVTPL are hybrid financial instruments combined with derivative financial instrument and equity instrument or debt instrument. Hyundai Securities designated the entire contract as financial assets at FVTPL instead of accounting for the derivative financial instruments embedded in the hybrid financial instruments separately.

7.	Derivatives and Hedge Accounting

(1)	Derivatives owned by Hyundai Securities, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW thousands)
	Assets		Liabilities		Unsettled amount
Type	Hedge	Arbitrage	Hedge	Arbitrage
Exchange-traded derivatives:
Interest rate
Futures	—	—	—	—	1,603,722,282
Equity
Futures	—	—	—	—	1,760,444,987
Long options	—	9,995,510	—	—	3,978,238,200
Short options	—	—	—	16,659,983	6,190,167,475
Currency
Futures	—	—	—	—	96,679,927
Goods
Futures	—	—	—	—	543,711

Subtotal	—	9,995,510	—	16,659,983	13,629,796,582

OTC derivative:
Interest rate
Swaps	—	111,661,296	—	107,332,860	34,212,875,142
Options	—	—	—	14,058,430	380,823,000
Currency
Forwards	769,525	45,123,357	5,509,042	18,065,906	3,185,195,183
Swaps	—	4,821,362	—	7,942,948	2,621,810,350
Equity
Swaps	—	195,948,889	—	372,617,012	8,326,157,345
Long options	—	84,623,615	—	—	2,681,680,292
Short options	—	—	—	175,601,782	3,839,899,098
Credit
Swaps	—	32,064,588	—	30,380,789	3,823,474,876
Goods
Swaps	—	2,452,950	—	6,149,536	26,976,526
Others
Long options	—	751,101	—	—	67,745,483
Short options	—	—	—	3,746,404	74,925,082
Subtotal	769,525	477,447,158	5,509,042	735,895,667	59,241,562,377

Total	769,525	487,442,668	5,509,042	752,555,650	72,871,358,959

<December 31, 2015>

	(Unit: KRW thousands)
	Assets		Liabilities		Unsettled amount
Type	Hedge	Arbitrage	Hedge	Arbitrage
Exchange-traded derivatives:
Interest rate
Futures	—	—	—	—	1,862,540,072
Equity
Futures	—	—	—	—	841,486,967
Long options	—	5,937,028	—	—	2,072,343,014
Short options	—	—	—	9,670,551	1,631,488,967
Currency
Futures	—	—	—	—	157,427,823
Goods
Futures	—	—	—	—	43,078,920
Subtotal	—	5,937,028	—	9,670,551	6,608,365,763
OTC derivatives:
Interest rate
Swaps	—	131,097,829	—	128,147,014	32,591,574,234
Options	—	—	—	7,326,126	461,480,000
Currency
Forwards	3,689,571	36,353,243	1,861,969	51,819,761	3,371,139,322
Swaps	—	9,382,132	—	10,620,649	2,721,287,710
Equity
Swaps	—	216,633,000	—	360,509,044	12,449,432,902
Long options	—	24,768,940	—	—	39,317,060
Short options	—	—	—	7,779,946	83,399,990
Credit
Swaps	—	27,590,032	—	26,050,250	3,679,685,760
Goods
Swaps	—	1,090,139	—	14,704,742	52,305,700
Others
Long options	—	35,699,104	—	—	2,848,304,528
Short options	—	—	—	240,766,776	4,048,194,375

Subtotal	3,689,571	482,614,419	1,861,969	847,724,308	62,346,121,581

Total	3,689,571	488,551,447	1,861,969	857,394,859	68,954,487,344

Hyundai Securities entered into the derivative contracts and applied fair value hedge and net investment in a foreign operation hedge for hedging currency risks which arise from fair value of the foreign AFS securities and net investment in a foreign operation.

(2)	Gain or loss on valuation derivatives, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Gain(loss) on valuation of hedging instrument	(8,892,430)	213,275
Gain(loss) for hedged risk	8,892,430	(213,275)

Total	—	—

(3)	Gain on valuation of hedging instrument for net investment in a foreign operation hedge and gain for hedged risk, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Gain(loss) on valuation of hedging instrument	147,646	655,095
Gain(loss) for hedged risk	(147,646)	(655,095)

Total	—	—

8.	Available-for-sale Financial Assets

(1)	The details of available-for-sale financial assets, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Equity instruments
Stocks	268,960,688	312,344,066
Investment in partnerships	119,959,872	101,742,569
Collective investment securities	285,812,776	282,686,657
Debt instruments
National and local government bonds	165,774,309	118,268,785
Special bonds	775,660,044	584,979,628
Corporate bonds	1,081,115,582	742,974,814
Joint compensation fund	13,721,973	13,597,009
Securities in foreign currency	245,498,404	249,546,453
Other available-for-sale financial assets	67,667,605	63,118,795

Total	3,024,171,253	2,469,258,776

Impairment losses on financial assets available for sale, for the six-month periods ended June 30, 2016 and 2015, amount to KRW17,828 million and KRW2,859 million, respectively, which arise in stocks and investment in partnerships.

(2)	Changes in gains and losses on valuation of AFS securities (before reflecting deferred tax effect), for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Beginning balance	Valuation	Impairment	Disposal	Ending balance
Stocks	154,624,489	(1,990,873)	(771,187)	(14,658,136)	137,204,293
Investment in partnerships	6,661,676	4,513,052	—	(242,086)	10,932,642
Collective investment securities	2,209,229	(5,613,624)	3,435,665	(1,215,164)	(1,183,894)
National and local government bonds	(73,556)	3,189,126	—	85,011	3,200,581
Special bonds	463,101	2,428,061	—	(284,140)	2,607,022
Corporate bonds	7,431,158	4,206,751	—	(3,953,861)	7,684,048
Securities in foreign currency	(126,791)	2,655,183	—	(702,638)	1,825,754
Other available-for-sale financial assets	1,656,107	(230,805)	—	18,323	1,443,625

Total	172,845,413	9,156,871	2,664,478	(20,952,691)	163,714,071

<1H 2015>

	(Unit: KRW thousands)
Type	Beginning balance	Valuation	Impairment	Disposal	Ending balance
Stocks	152,233,291	35,870,500	91,790	—	188,195,581
Investment in partnerships	2,328,213	3,525,139	—	(690,753)	5,162,599
Collective investment securities	4,207,019	6,262,270	—	(3,711,593)	6,757,696
National and local government bonds	980,981	45,354	—	(1,133,212)	(106,877)
Special bonds	1,395,413	2,045,881	—	(1,176,546)	2,264,748
Corporate bonds	2,413,819	3,421,123	—	(325,189)	5,509,753
Securities in foreign currency	1,029,260	(250,086)	—	37,525	816,699
Other available-for-sale financial assets	1,452,660	389,731	—	—	1,842,391

Total	166,040,656	51,309,912	91,790	(6,999,768)	210,442,590

9.	Held-To-Maturity Financial Assets

The details of held-to-maturity financial assets, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
	June 30, 2016			December 31, 2015
Type	Acquisition cost	Amortized cost	Book value	Acquisition cost	Amortized cost	Book value
National and local government bonds	6,479,388	6,468,660	6,468,660	7,833,930	8,023,410	8,023,410
Unsecured corporate bonds[1]	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000

Total	16,479,388	16,468,660	16,468,660	17,833,930	18,023,410	18,023,410

1.	Unsecured corporate bonds classified as HTM financial assets pay 2.21% interest per annum quarterly and is due to mature in November 2017. The credit rating of counterparty is AAA.

Reserve securities (National and local government bonds of KRW6,468 million) are included in held-to-maturity investments in Hyundai Securities’ statement of financial position.

10.	Investments In Associates

(1)	Investments in associates, as of June 30, 2016 and December 31, 2015, are as follows:

							(Unit: KRW thousands)
	Location	Industry	June 30, 2016				December 31, 2015
Type			Percentage of ownership (%)	Acquisition cost	Net asset amount	Book value	Acquisition cost	Net asset amount	Book value
Wise Asset Management Co., Ltd.[1]	Korea	Asset management	33.00	4,629,876	—	—	4,629,876	—	—
Hyundai-Tongyang Agrifood Private Equity Fund	Korea	Investment	25.47	3,912,000	4,666,557	4,666,557	3,912,000	5,295,779	5,295,779
Keystone-Hyundai Sec. No.1 Private Equity Fund [2]	Korea	Investment	5.64	1,925,000	1,853,140	1,853,140	1,925,000	1,844,869	1,844,869

Total				10,466,876	6,519,697	6,519,697	10,466,876	7,140,648	7,140,648

1.	Hyundai Securities recognized the entire book value as a loss during the year ended March 31, 2011, due to expected loss due from operating derivatives and employee embezzlement. Disposal of securities are restricted due to safeguard deposit requirements as of June 30, 2016.
2.	Though the ownership of Hyundai Securities is less than 20%, these are included as associates, since Hyundai Securities has significant influence over investee’s policy and operations.

(2)	Changes in investments in associates, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

					(Unit: KRW thousands)
Company Name	Beginning balance	Acquisition	Changes in equity of associates	Profit (loss) of associates	Replacement [1]	Ending balance
Hyundai-Tongyang Agrifood Private Equity Fund	5,295,779	—	—	(629,222)	—	4,666,557
Keystone-Hyundai Sec. No.1 Private Equity Fund	1,844,869	—	33,284	(25,013)	—	1,853,140
K Bank	—	25,000,000	—	(205,568)	(24,794,432)	—
Total	7,140,648	25,000,000	33,284	(859,803)	(24,794,432)	6,519,697

1.	Replaced amount to asset held for sale (Note 18)

<1H 2015>

					(Unit: KRW thousands)
Company Name	Beginning balance	Acquisition	Changes in equity of associates	Profit (loss) of associates	Replacement	Ending balance
Hyundai-Tongyang Agrifood Private Equity Fund	4,692,967	—	(305,575)	—	3,913,529	8,300,921
Keystone-Hyundai Sec. No.1 Private Equity Fund	—	1,925,000	—	12,523	(93,015)	1,844,508
Total	4,692,967	1,925,000	(305,575)	12,523	3,820,514	10,145,429

(3)	Summarized financial statement information of the associates, as of June 30, 2016 and December 31, 2015, and for the six-month periods ended June 30, 2016 and 2015, is as follows:

				(Unit: KRW thousands)
	June 30, 2016			1H 2016
Type	Assets	Liabilities	Net asset	Operating Income	Total Comprehensive Income(loss)
Hyundai-Tongyang Agrifood Private Equity Fund	18,509,125	186,475	18,322,650	483,518	(2,470,542)
Keystone-Hyundai Sec. No.1 Private Equity Fund	69,585,367	39,601,534	29,983,833	—	(584,630)

Type	December 31, 2015			1H 2015
	Assets	Liabilities	Net asset	Operating Income	Total Comprehensive Income(loss)
Hyundai-Tongyang Agrifood Private Equity Fund	21,184,255	391,063	20,793,192	15,632,881	15,365,851
Keystone-Hyundai Sec. No.1 Private Equity Fund	68,314,533	31,625,922	36,688,611	(734,108)	(1,309,458)

11.	Loans

(1)	The details of loans, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Name of Account	June 30, 2016			December 31, 2015
	Face value	Allowances	Book value	Face value	Allowances	Book value
Call loan	7,100,000	—	7,100,000	437,481	—	437,481
Broker’s loans	1,665,149,023	—	1,665,149,023	1,504,164,450	—	1,504,164,450
Securities purchased under repurchase agreements	5,200,000	—	5,200,000	200,000	—	200,000
Loans to employees	65,999,255	—	65,999,255	69,387,321	—	69,387,321
Loans receivable	2,290,979,819	(65,151,448)	2,225,828,371	2,060,798,129	(61,016,043)	1,999,782,086
Purchased loans	63,454,907	(29,108,424)	34,346,483	119,485,535	(27,266,009)	92,219,526
Advances for customers	10,225,253	(10,019,715)	205,538	10,225,286	(10,019,715)	205,571
Dishonored bonds	6,845,309	(6,845,309)	—	6,845,309	(6,845,309)	—
Private placement bonds	259,993,319	(20,515,819)	239,477,500	290,916,819	(415,819)	290,501,000
Others	4,000,000	—	4,000,000	5,900,000	—	5,900,000
Net deferred origination fees and costs	16,817,893	—	16,817,893	13,757,526	—	13,757,526
Discount	(81,236)	—	(81,236)	(202,255)	—	(202,255)
Total	4,395,683,542	(131,640,715)	4,264,042,827	4,081,915,601	(105,562,895)	3,976,352,706

(2)	The changes in allowances for loan losses, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Broker’s Loans	Loans to Employees	Loans Receivable	Purchased Loans	Advances for Customers	Dishonored Bonds	Private Placement Bonds	Total
Beginning balance	—	—	(61,016,043)	(27,266,009)	(10,019,715)	(6,845,309)	(415,819)	(105,562,895)
Bad debt expenses	—	—	(19,882,805)	(1,842,415)	—	—	(20,100,000)	(41,825,220)
Write-offs	—	—	4,411,805	—	—	—	—	4,411,805
Other decreases	—	—	11,335,595	—	—	—	—	11,335,595
Ending balance	—	—	(65,151,448)	(29,108,424)	(10,019,715)	(6,845,309)	(20,515,819)	(131,640,715)

<1H 2015>

	(Unit: KRW thousands)
Type	Broker’s Loans	Loans to Employees	Loans Receivable	Purchased Loans	Advances for Customers	Dishonored Bonds	Private Placement Bonds	Total
Beginning balance	—	(2,400)	(91,349,172)	(26,810,557)	(10,130,714)	(6,881,450)	(415,819)	(135,590,112)
Bad debt expenses	(1)	(408)	19,692,360	—	—	—	—	19,691,951
Write-offs	—	—	15,229,344	—	—	—	—	15,229,344
Collection	—	—	2,087,657	—	—	—	—	2,087,657
Other decreases	—	—	5,361,517	—	—	—	—	5,361,517
Ending balance	(1)	(2,808)	(48,978,294)	(26,810,557)	(10,130,714)	(6,881,450)	(415,819)	(93,219,643)

12.	Reserve of Credit Losses

(1)	The details of the regulatory reserve for credit losses to be appropriated, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Beginning	20,125,620	19,220,633
Amounts to be reserved(reversal)	(20,125,620)	904,987
Ending	—	904,987

(2)	The adjusted profit of the year after reflection of reserve for credit losses, for the six-month periods ended June 30, 2016 and 2015, is as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Profit for the year before reserve for credit loss	35,890,693	170,685,521
Amounts to be reversal(provision)	20,125,620	(959,621)
Adjusted profit after reversal (provision) of reserve for credit losses[1]	56,016,313	169,725,900
Adjusted profit per share after reversal (provision) of reserve for credit losses (Unit: KRW)	254	772

1.	Adjusted profit after reserve for credit losses is announced by Article 3 Clause 8 of the Regulation on Supervision of Financial Investment and calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

13.	Property and Equipment

(1)	The details of property and equipment, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Accumulated impairment	Book value
Land	38,308,423	—	36,010,730	—	74,319,153
Buildings	60,870,226	(20,856,405)	—	—	40,013,821
Vehicles	85,702	(85,700)	—	—	2
Furniture and equipment	97,352,055	(89,491,856)	—	—	7,860,199
Others	44,388,799	(40,172,068)	—	—	4,216,731
Vessels	46,588,000	(20,876,892)	—	(11,442,543)	14,268,565

Total	287,593,205	(171,482,921)	36,010,730	(11,442,543)	140,678,471

<December 31, 2015>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book value
Land	38,308,423	—	45,976,931	84,285,354
Buildings	60,870,226	(20,113,039)	—	40,757,187
Vehicles	85,702	(85,700)	—	2
Furniture and equipment	100,621,919	(91,344,113)	—	9,277,806
Others	44,099,784	(39,236,297)	—	4,863,487
Vessels	46,880,000	(18,093,753)	—	28,786,247

Total	290,866,054	(168,872,902)	45,976,931	167,970,083

(2)	The changes in property and equipment, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Beginning balance	Acquisition	Disposal	Revaluation	Impairment	Depreciation	Others[1]	Ending balance
Land	84,285,354	—	—	(9,966,201)	—	—	—	74,319,153
Buildings	40,757,187	—	—	—	—	(743,366)	—	40,013,821
Vehicles	2	—	—	—	—	—	—	2
Furniture and equipment	9,277,806	913,994	(748)	—	—	(2,416,529)	85,676	7,860,199
Others	4,863,487	641,524	(400)	—	—	(1,527,137)	239,257	4,216,731
Vessels	28,786,247	—	—	—	(11,442,543)	(2,939,374)	(135,765)	14,268,565

Total	167,970,083	1,555,518	(1,148)	(9,966,201)	(11,442,543)	(7,626,406)	189,168	140,678,471

<1H 2015>

	(Unit: KRW thousands)
Type	Beginning balance	Acquisition	Disposal	Depreciation	Others[1]	Ending balance
Land	84,417,131	—	(131,777)	—	—	84,285,354
Buildings	42,311,660	—	(67,531)	(743,577)	—	41,500,552
Vehicles	2	—	—	—	—	2
Furniture and Equipment	10,388,838	2,644,178	(592)	(2,739,755)	(16,419)	10,276,250
Others	6,091,965	172,200	—	(1,319,520)	15,895	4,960,540
Vessels	32,494,158	—	—	(2,724,893)	673,827	30,443,092

Total	175,703,754	2,816,378	(199,900)	(7,527,745)	673,303	171,465,790

1.	Others represent changes in the foreign exchange differences and others.

(3)	Hyundai Securities applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was June 15, 2016. Hyundai Securities used the assessed price provided by independent and qualified appraiser in the revaluation of the land. Comparative method, where the price is assessed by analyzing sales comparable that is similar to the object in all pricing factors is used and land value formation, such as access condition, environment condition, and specific factors, is considered in estimating fair value. There is no change in a valuation technique for the six-month periods ended June 30, 2016.

(4)	Classification of land that is measured at fair value by fair value hierarchy levels, as of June 30, 2016 and December 31, 2015, is as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Level 1	Level 2	Level 3	Total
Land	—	—	74,319,153	74,319,153

<December 31, 2015>

	(Unit: KRW thousands)
Type	Level 1	Level 2	Level 3	Total
Land	—	—	84,285,354	84,285,354

(5)	Changes in land that the degree of fair value is classified to Level 3, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	84,285,354	84,417,131
Disposal	—	(131,777)
Gain (loss) on revaluations of land	(9,966,201)	—
Ending balance	74,319,153	84,285,354

(6)	Book values of land under cost model, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
	June 30, 2016		December 31, 2015
Type	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	74,319,153	38,308,423	84,285,354	38,308,423

(7)	Changes in other comprehensive income related to revaluation, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Beginning balance	Gain on Revaluation	Loss on Revaluation	Ending balance
Land	46,691,002	2,829,606	(10,639,748)	38,880,860
Income tax effects	(11,299,223)	(684,765)	2,574,819	(9,409,169)
After income tax	35,391,779	2,144,841	(8,064,929)	29,471,691

<1H 2015>

	(Unit: KRW thousands)
Type	Beginning balance	Disposal, others	Ending balance
Land	46,914,714	(27,522)	46,887,192
Income tax effects	(11,353,361)	6,660	(11,346,701)
After income tax	35,561,353	(20,862)	35,540,491

14.	Investment Property

(1)	The details of investment property, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book value
Land	64,898,949	—	(490,399)	64,408,550
Buildings	502,385,052	(44,259,833)	—	458,125,219

Total	567,284,001	(44,259,833)	(490,399)	522,533,769

<December 31, 2015>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book value
Land	74,834,327	—	(1,096,680)	(490,399)	73,247,248
Buildings	506,730,839	(38,618,685)	(15,328)	—	468,096,826
Total	581,565,166	(38,618,685)	(1,112,008)	(490,399)	541,344,074

(2) The changes in investment property, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

				(Unit: KRW thousands)
Type	Beginning balance	Depreciation	Replacement[1]	Others[2]	Ending balance
Land	73,247,248	—	(8,649,036)	(189,662)	64,408,550
Buildings	468,096,826	(7,446,034)	(529,125)	(1,996,448)	458,125,219

Total	541,344,074	(7,446,034)	(9,178,161)	(2,186,110)	522,533,769

<1H 2015>

							(Unit: KRW thousands)
Type	Beginning balance	Acquisition	Disposal	Impairment	Depreciation	Others[2]	Business Combination	Ending balance
Land	164,041,558	—	(1,510,228)	—	—	(86,439,622)	18,634,315	94,726,023
Buildings	515,283,035	246,323	(970,689)	(15,327)	(10,189,705)	(53,347,023)	57,181,693	508,188,307

Total	679,324,593	246,323	(2,480,917)	(15,327)	(10,189,705)	(139,786,645)	75,816,008	602,914,330

1.	Replaced amount to asset held for sale (Note 18).
2.	Others represent changes in ownership interests in subsidiaries with a loss of control and foreign exchange differences and others.

(3)	Details of income and expenditure, for the three month and six-month periods ended June 30, 2016 and 2015, are as follows:

			(Unit: KRW thousands)
	2016		2015
Type	Three months	Six months	Three months	Six months
Rental income	11,164,024	22,908,895	10,885,369	21,851,665
Expenditure on operating investment property	(6,230,058)	(12,744,615)	(4,149,834)	(12,742,863)
Expenditure on non-operating investment property	(149,769)	(301,843)	(683,068)	(991,477)

Total	4,784,197	9,862,437	6,052,467	8,117,325

(4)	Details of fair value of investment property, as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW thousands)
	June 30, 2016		December 31, 2015
Type	Book value	Fair value	Book value	Fair value
Land	64,408,550	94,603,205	73,247,248	105,746,948
Buildings	458,125,219	477,199,192	468,096,826	487,930,674

Total	522,533,769	571,802,397	541,344,074	593,677,622

There is no change in a valuation technique for the six-month periods ended June 30, 2016.

(5)	Land and buildings pledged as collateral, as of June 30, 2016, are as follows:

(Unit: KRW thousands)
Provided Secure Asset	Secured Amount	Security Right Holder	History
Land and Buildings	5,377,000	Tenants	Pledged as collateral for rent deposits
	2,567,618		Leasehold rights
	8,506,253	M.M.Warburg & CO Hypothekenbank	Pledged for borrowings
7,332,530
6,193,786
	31,213,960	Natixis Real Estate Capital L.L.C.
250,492,029

15.	Intangible Assets

(1)	The details of intangible assets, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Development costs	82,809,627	(75,474,336)	—	7,335,291
Software	38,650,319	(33,424,111)	—	5,226,208
Others	30,595,439	(4,943,136)	—	25,652,303
Memberships	53,404,559	—	(24,447,630)	28,956,929
Goodwill	125,296,085	—	—	125,296,085

Total	330,756,029	(113,841,583)	(24,447,630)	192,466,816

<December 31, 2015>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Development costs	78,859,813	(73,988,024)	—	4,871,789
Software	37,540,854	(32,101,914)	—	5,438,940
Others	32,678,079	(5,813,692)	—	26,864,387
Memberships	53,825,323	—	(19,515,665)	34,309,658
Goodwill	149,917,730	—	(24,621,645)	125,296,085

Total	352,821,799	(111,903,630)	(44,137,310)	196,780,859

(2)	The changes in intangible assets, for the six month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Beginning balance	Acquisition	Amortization	Impairment[1]	Disposal	Others[2]	Ending balance
Development costs	4,871,789	269,197	(1,486,313)	—	—	3,680,618	7,335,291
Software	5,438,940	653,359	(1,322,112)	—	—	456,021	5,226,208
Others	26,864,387	9,181	(1,189,275)	—	(23,379)	(8,612)	25,652,302
Memberships	34,309,658	1,967,350	(2,050)	(7,143,611)	585,817	(760,235)	28,956,929
Goodwill	125,296,085	—	—	—	—	—	125,296,085
Total	196,780,859	2,899,087	(3,999,750)	(7,143,611)	562,438	3,367,792	192,466,815

1.	Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. Hyundai Securities recognized impairment loss because recoverable amount of the asset is lower than book value as of June 30, 2016 and December 31, 2015.
2.	Others consist of changes by transfer from property and foreign exchange differences and others.

<1H 2015>

	(Unit: KRW thousands)
Type	Beginning balance	Acquisition	Business Combination	Amortization	Disposal	Others[1]	Ending balance
Development costs	6,556,652	525,368	—	(1,643,414)	—	419,948	5,858,554
Software	3,841,925	505,920	—	(1,137,347)	—	2,763,272	5,973,770
Others	28,571,013	281,168	—	(1,275,055)	—	22,418	27,599,544
Memberships	36,651,170	—	—	—	(1,392,871)	614,577	35,872,876
Goodwill	125,296,085	—	1,513,427	—	—	—	126,809,512

Total	200,916,845	1,312,456	1,513,427	(4,055,816)	(1,392,871)	3,820,215	202,114,256

1.	Others consist of changes by transfer from property and foreign exchange differences and others.

16.	Other Financial Assets

The details of other financial assets, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Receivables	980,979,767	704,260,282
Allowance for doubtful accounts	(11,162,552)	(11,176,502)
Accrued income	87,083,548	109,033,563
Allowance for doubtful accounts	(417,965)	(4,186,432)
Guarantee deposits	65,032,804	65,360,182
Allowance for doubtful accounts	(2,352,506)	(2,352,505)

Total	1,119,163,096	860,938,588

17.	Other Non-financial Assets

The details of other non-financial assets, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Advance payments	27,992,687	32,497,975
Prepaid expenses	10,051,751	9,173,562
Prepaid value-added taxes	65,410	76,385
Others	3,917,082	10,883,700

Total	42,026,930	52,631,622

18.	Asset held for sale

During the six-month period ended June 30, 2016, Hyundai Securities decided to sell all of its equity shares in K Bank and a portion of the investment property held by Hyundai Securities and KRW33,973 million is presented as asset held for sale as of June 30, 2016.

19.	Deposits Received

The details of deposits received, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Customers’ deposits:
Customers’ deposits for brokerage	1,466,789,220	1,341,525,101
Customers’ deposits for exchange-traded derivatives trading	427,473,666	172,700,568
Subscription deposits	9,266,280	—
Customers’ deposits for savings	7,715,462	8,041,381
Customers’ deposits for repo	66,568	66,569
Customers’ deposits for collective investment securities	33,345,664	143,098,258
Others	23,534	27,795

Subtotal	1,944,680,394	1,665,459,672

Guarantee deposits:
Securities loaned	2,576,325	958,171
Deposits for margin loans	1,043,892	894,656
Foreign Deposits Received for Margin Accounts	12,722,231	—
Others	12,766,595	11,059,024

Subtotal	29,109,043	12,911,851

Others	1,268,505,793	1,089,710,260

Total	3,242,295,230	2,768,081,783

20.	Financial Liabilities at FVTPL

Details of financial liabilities at FVTPL, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Financial liabilities designated as at FVTPL: [1]
Equity-linked securities sold	5,343,482,003	4,810,640,711
Derivatives combined securities sold	1,908,943,570	1,869,126,890
Other OTC derivatives combined contract sold	292,074,718	203,899,166
Exchange traded notes sold	668,645	781,827

Subtotal	7,545,168,936	6,884,448,594

Held-for-trading financial liabilities:
Securities in short position	346,712,494	279,779,527

Total	7,891,881,430	7,164,228,121

1.	For contracts that include one or more embedded derivatives, considering the difficulty of individual evaluation because of its interdependence to each other instruments, the entire complex contract is designated as FVTPL.

21.	Borrowings

(1)	The details of borrowings, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Call money	190,000,000	199,000,000
Borrowings:
Borrowing from KSFC	613,484,764	731,022,059
Asset-backed short-term bonds	917,800,000	806,000,000
Others	440,467,558	420,393,201
Securities sold under repurchase agreements	6,715,434,788	5,967,004,805
Debentures:
Debentures	541,600,000	556,900,000
Less: discount on debentures issued	(813,757)	(73,151)

Total	9,417,973,353	8,680,246,914

(2)	The details of call money, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
Tongyang Asset Management Corp and others	1.28~1.30	190,000,000	199,000,000

(3)	The details of borrowings from KSFC, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
Korea Securities Finance Corporation	1.53~2.08	613,484,764	731,022,059

(4)	The details of asset-backed, short-term bonds, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
Kiwoom Asset Management Co., Ltd.	1.60	20,000,000	—
Shinyoung Asset Management Co., Ltd.	1.60	10,000,000	—
KTB Investment & Securities Co., Ltd.	1.47~1.95	329,300,000	467,800,000
Dongbu Securities Co., Ltd.	1.72~2.30	290,000,000	—
Hanwha Investment &Securities Co., Ltd.	1.80~1.98	14,000,000	34,900,000
Mirae Asset Securities Co., Ltd.	1.95	10,000,000	10,000,000
HMC Investment Securities Co., Ltd.	1.90~2.30	35,500,000	—
SK Securities Co., Ltd.	1.70~1.90	36,000,000	—
HI Investment & Securities Co., Ltd.	2.00	10,000,000	—
NH Investment & Securities Co., Ltd.	1.73~2.15	163,000,000	234,800,000
BNK Securities Co., Ltd.	—	—	3,500,000
IBK Securities Co., Ltd.	—	—	50,000,000
Bookook Securities Co., Ltd.	—	—	5,000,000

Total		917,800,000	806,000,000

(5)	The details of other borrowings, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
Natixis bank	1.50~3.66	328,069,669	329,835,320
M. M. Warburg & Co. Hypothekenbank	1.73	24,694,821	24,409,463
Hyundai Songdo Development Co., Ltd. and others	—	7,029,525	5,472,040
Commerz Bank	1.53	673,543	676,378
IBK Capital Corporation	4.30	10,000,000	—
Nonghyup Life Insurance Co., Ltd.	4.30	40,000,000	—
Kyobo Securities Co., Ltd. and others	2.50	10,000,000	40,000,000
Han Kook Capital Co., Ltd.	6.00	10,000,000	10,000,000
Purunchungla 1st Co., Ltd.	5.70	10,000,000	10,000,000

Total		440,467,558	420,393,201

(6)	The details of securities sold under repurchase agreements, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
Customers	1.15~3.12	5,395,313,474	5,519,616,648
Financial institution	1.23~1.27	1,320,121,314	447,388,157

Total		6,715,434,788	5,967,004,805

(7)	The details of debentures, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Date issued	Maturity	Interest rate (%)	Amount
				June 30, 2016	December 31, 2015
The 30-1st unsecured public debenture	2013.02.19	2016.02.19	—	—	190,000,000
The 30-2nd unsecured public debenture	2013.02.19	2016.02.19	—	—	60,000,000
The 31st unsecured public debenture	2013.02.22	2018.03.22	3.16	100,000,000	100,000,000
The 32nd unsecured public debenture	2013.02.27	2018.03.21	3.13	150,000,000	150,000,000
The 33rd unsecured public debenture	2016.05.25	2019.05.25	1.96	250,000,000	—
AA03 2nd 2-1 unsecured public debenture	2014.11.20	2017.11.20	5.30	11,600,000	11,900,000
Able HS Co., Ltd. the 1st unsecured public debenture	2016.02.25	2017.05.02	3.00	30,000,000	—
Able Sosa 2nd Co., Ltd. the 1st unsecured public debenture	2015.12.21	2016.01.08	—	—	45,000,000

Subtotal				541,600,000	556,900,000

Less: Discount on debenture issued				(813,757)	(73,151)

Less Total				540,786,243	556,826,849

(8)	The changes in borrowings, for the six-month periods ended June 30, 2016 and 2015, consist of:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	8,680,246,914	8,039,384,869
Decrease in call money	(9,000,000)	(121,200,000)
Decrease in borrowings from KSFC	(117,537,295)	(167,612)
Increase in asset-backed short-term bond	111,800,000	63,300,000
Increase (decrease) in other borrowings	20,074,357	(116,090,395)
Increase in securities sold under repurchase agreements	748,429,983	597,942,328
Decrease in debentures	(16,040,606)	(13,859,710)
Ending balance	9,417,973,353	8,449,309,480

22.	Post-employment Benefits

(1)	The details of defined benefit liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Present value of defined benefit obligations	15,193,051	49,023,719
Fair value of plan assets	(4,793,567)	(10,351,506)
Net defined benefit liabilities	10,399,484	38,672,213

(2)	The changes in the defined benefit obligation, for the six month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	49,023,719	42,016,254
Current service cost	8,452,066	9,197,312
Past service costs or any gains or losses on settlements	41,461	—
Interest cost	35,734	698,935
Re-measurements:
Actuarial gains and losses arising from changes in assumptions	—	792,328
Benefits paid	(42,359,929)	(3,213,225)
Ending balance	15,193,051	49,491,604

(3)	The changes in the fair value of plan assets, for the six month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	(10,351,506)	(8,001,781)
Interest income	(46,021)	(100,075)
Re-measurements of the net defined benefit liability
Actuarial loss (gain)	13,103	4,404
Payments from plans:
Benefits paid	5,590,857	407,649
Ending balance	(4,793,567)	(7,689,803)

23.	Other Financial Liabilities

The details of other financial liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Financial guarantee liabilities	3,797,430	12,600,124
Dividends payable	2,870,245	1,394
Accounts payable	942,759,453	655,736,842
Accrued expenses	46,878,355	45,725,017
Leasehold deposits received	8,635,879	10,213,638
Non-controlling liabilities	127,632,818	122,674,013

Total	1,132,574,180	846,951,028

24.	Other Non-financial Liabilities

The details of other non-financial liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Advances from customers	1,526,474	2,531,890
Unearned revenue	49,764,123	56,696,189
Taxes withheld	17,791,635	21,760,820
Other long-term employee benefits	4,639,225	4,706,960
Others	22,673,598	15,743,462

Total	96,395,055	101,439,321

25.	Dividends

A dividend of KRW109,948,192 thousand, in respect of the year ended December 31, 2015, was paid in March 2016.

26.	Other Paid in Capital

The details of other paid capital, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Paid-in capital in excess of par value [1]	1,063,271,037	1,063,271,037
Treasury stock	—	(167,090,993)
Gain(Loss) on sale of treasury stock	(45,436,238)	—
Other equity [2]	5,201,449	5,201,449

Total	1,023,036,248	901,381,493

1.	Paid-in capital in excess of par value was previously paid when Hyundai Securities increased its capital in 2013 and can only be used for capitalization and deficit disposition.
2.	Other equity arose from the paid-in capital increase of preferred share during the year ended March 31, 2012.

27.	Other Components of Equity

(1)	The details of other components of equity, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Gain on available-for-sale financial assets	125,591,218	132,115,845
Share of associates’ other changes in net assets	(34,575)	(59,805)
Gain on revaluation of tangible assets	29,471,691	35,391,779
Re-measurements of net defined benefit liabilities	(24,309,058)	(24,299,126)
Accumulated foreign exchange differences	14,069,425	14,888,425
Gain on valuation of derivative instruments for net investment in a foreign operation hedge	301,890	366,810

Total	145,090,591	158,403,928

(2)	The changes in gain or loss on valuation of available-for-sale financial assets, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	132,115,845	126,135,538
Gain (loss) on valuation of available-for-sale financial assets	9,156,871	51,309,912
Tax effect of gain (loss) on valuation	(1,819,033)	(13,829,397)
Disposal or impairment of available for Sale financial assets	(18,288,213)	(6,907,978)
Tax effect of disposal or impairment	4,425,748	1,671,731
Ending balance	125,591,218	158,379,806

(3)	The changes in Hyundai Securities’ share of associates’ other changes in net assets, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	(59,805)	(25,627)
Changes of other comprehensive gain or loss of associates	33,284	12,523
Tax effect on changes of other comprehensive gain or loss of associates	(8,054)	(3,031)
Ending balance	(34,575)	(16,135)

(4)	The changes in gain or loss on revaluation reserves on tangible assets, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	35,391,779	35,561,353
Gain (loss) on revaluation of tangible assets	(7,810,142)	—
Tax effect	1,890,054	—
Transfer to retained earnings due to disposal of revaluation assets	—	(20,862)
Ending balance	29,471,691	35,540,491

(5)	The changes in re-measurements of the net defined benefit liability, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	(24,299,126)	(26,390,126)
Changes due to valuation	(13,103)	795,723
Tax effect	3,171	—
Ending balance	(24,309,058)	(25,594,403)

(6)	The changes in accumulated foreign exchange differences. for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	14,888,425	(5,704,569)
Gain (loss) on foreign operations translation	(1,275,974)	6,913,698
Tax effect	456,974	(899,795)
Ending balance	14,069,425	309,334

(7)	The changes in gain or loss on valuation of derivative instruments for net investment in a foreign operation hedge, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	366,810	66,914
Gain (loss) on net investment in a foreign operation hedge	(85,646)	655,095
Tax effect	20,726	(158,533)
Ending balance	301,890	563,476

28.	Fee and Commission Income and Fee and Commission Expense

(1)	The details of fee and commission income, for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows, are computed as follows:

	(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Brokerage commissions	68,909,432	133,001,155	95,913,713	164,373,239
Underwriting commissions	3,726,776	7,318,178	5,013,352	7,891,310
Brokerage commissions on collective investment securities	2,617,458	5,342,869	3,298,188	6,057,552
Management fee on collective investment	2,119,206	4,679,715	2,324,118	4,079,965
Underwriting commissions on debentures	—	—	—	5,000
Management fee on asset management	1,464,864	2,789,346	1,861,484	3,224,506
Commissions on merger and acquisition	10,089,414	15,415,442	10,649,992	16,268,337
Trust fees and commissions	1,113,140	3,564,520	1,385,415	2,719,046
Other commissions	22,519,106	37,517,064	15,019,733	27,626,373

Total	112,559,396	209,628,289	135,465,995	232,245,328

(2)	The details of fee and commission expense for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

	(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Fee for brokerage transactions	4,781,463	9,569,363	5,074,804	9,361,864
Advisory fees	1,098,446	1,766,246	432,159	794,974
Investment management delegation fees	845,535	1,298,666	537,299	1,172,654
Transfer fees	36	122	79	149
Others	12,055,464	23,714,061	9,456,947	17,554,510

Total	18,780,944	36,348,458	15,501,288	28,884,151

29.	Gain or loss on Valuation and Disposal of Financial Instruments

(1)	The details of gain or loss on valuation and disposal of financial instruments, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

<1H2016>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Financial instruments held for trading	88,411,322	70,699,316	17,712,006	205,481,676	143,209,787	62,271,889
Derivative financial Instruments	522,913,698	464,453,217	58,460,481	1,179,776,407	1,301,297,527	(121,521,120)
Financial instruments designated at FVTPL	15,138,217	145,848,986	(130,710,769)	211,725,891	210,236,212	1,489,679
Available-for-sale financial assets	18,514,362	15,505,802	3,008,560	20,918,933	22,985,269	(2,066,336)

Total	644,977,599	696,507,321	(51,529,722)	1,617,902,907	1,677,728,795	(59,825,888)

<1H2015>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Financial instruments held for trading	102,420,078	111,552,856	(9,132,778)	248,169,587	185,665,181	62,504,406
Derivative financial Instruments	260,179,986	306,692,952	(46,512,966)	672,512,653	628,317,544	44,195,109
Financial instruments designated at FVTPL	119,740,877	115,652,451	4,088,426	196,499,206	332,135,791	(135,636,585)
Available-for-sale financial assets	9,651,887	1,037,025	8,614,862	14,621,279	3,583,030	11,038,249

Total	491,992,828	534,935,284	(42,942,456)	1,131,802,725	1,149,701,546	(17,898,821)

(2)	The details of gain or loss on valuation and disposal of financial instruments held for trading, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

<1H2016>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Financial assets held for trading	82,131,303	70,699,316	11,431,987	192,328,418	131,818,283	60,510,135
Financial liabilities held for trading	6,280,019	—	6,280,019	13,153,258	11,391,504	1,761,754

Total	88,411,322	70,699,316	17,712,006	205,481,676	143,209,787	62,271,889

<1H2015>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Financial assets held for trading	91,098,966	104,653,714	(13,554,748)	228,830,650	162,983,298	65,847,352
Financial liabilities held for trading	11,321,112	6,899,142	4,421,970	19,338,937	22,681,883	(3,342,946)

Total	102,420,078	111,552,856	(9,132,778)	248,169,587	185,665,181	62,504,406

(3)	The details of gain or loss on valuation and disposal of derivative financial Instruments for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

<1H2016>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Interest rate	122,287,739	147,336,179	(25,048,440)	249,367,503	326,479,325	(77,111,822)
Currency	40,586,585	36,720,045	3,866,540	114,823,014	102,591,495	12,231,519
Stock	335,413,538	261,779,488	73,634,050	759,488,753	829,445,459	(69,956,706)
Commodity	3,800,951	778,581	3,022,370	6,398,571	2,114,738	4,283,833
Credit	19,501,195	16,465,004	3,036,191	40,745,998	34,320,765	6,425,233
Others	1,323,690	1,373,920	(50,230)	8,952,568	6,345,745	2,606,823

Total	522,913,698	464,453,217	58,460,481	1,179,776,407	1,301,297,527	(121,521,120)

<1H2015>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Interest rate	49,414,113	64,398,227	(14,984,114)	167,107,003	208,655,770	(41,548,767)
Currency	22,783,465	52,164,642	(29,381,177)	59,048,931	87,971,614	(28,922,683)
Stock	139,766,112	143,988,405	(4,222,293)	315,415,935	238,959,328	76,456,607
Commodity	4,009,311	557,788	3,451,523	7,899,711	4,326,597	3,573,114
Credit	8,121,744	6,917,000	1,204,744	25,872,778	21,403,082	4,469,696
Others	36,085,241	38,666,890	(2,581,649)	97,168,295	67,001,153	30,167,142

Total	260,179,986	306,692,952	(46,512,966)	672,512,653	628,317,544	44,195,109

(4)	The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

<1H2016>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Financial assets designated at FVTPL
Derivative-linked securities	10,148,132	—	10,148,132	11,850,462	7,000,887	4,849,575
Other OTC derivative-combined contract	2,875,823	14,664	2,861,159	4,966,959	1,209,030	3,757,929
Debt instruments	1,362,193	456,928	905,265	6,062,285	408,699	5,653,586
Equity instruments	683,080	3,200	679,880	1,392,861	20,240	1,372,621

Subtotal	15,069,228	474,792	14,594,436	24,272,567	8,638,856	15,633,711

Financial liabilities designated at FVTPL
Derivatives-linked securities sold	—	133,378,147	(133,378,147)	183,157,421	194,177,458	(11,020,037)
Other OTC derivatives-linked contracts sold	—	11,996,047	(11,996,047)	4,236,420	7,394,749	(3,158,329)
Exchange traded notes sold	68,989	—	68,989	59,483	25,149	34,334
Subtotal	68,989	145,374,194	(145,305,205)	187,453,324	201,597,356	(14,144,032)

Total	15,138,217	145,848,986	(130,710,769)	211,725,891	210,236,212	1,489,679

<1H2015>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Financial assets designated at FVTPL
Derivative-linked securities	6,328,313	5,616,235	712,078	22,250,801	8,722,645	13,528,156
Other OTC derivative-combined contract	191,360	213,110	(21,750)	525,333	404,656	120,677
Debt instruments	5,840,799	—	5,840,799	7,824,767	—	7,824,767
Equity instruments	—	152,476	(152,476)	90,175	720	89,455

Subtotal	12,360,472	5,981,821	6,378,651	30,691,076	9,128,021	21,563,055

Financial liabilities designated at FVTPL
Derivatives-linked securities sold	97,055,650	101,910,975	(4,855,325)	148,971,708	287,348,505	(138,376,797)
Other OTC derivatives-linked contracts sold	10,324,065	7,757,439	2,566,626	16,834,923	35,653,562	(18,818,639)
Exchange traded notes sold	690	2,216	(1,526)	1,499	5,703	(4,204)
Subtotal	107,380,405	109,670,630	(2,290,225)	165,808,130	323,007,770	(157,199,640)

Total	119,740,877	115,652,451	4,088,426	196,499,206	332,135,791	(135,636,585)

(5)	The details of gain or loss on disposal of available-for-sale financial assets (including impairment losses), for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

<1H2016>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Equity instruments	16,559,111	15,477,160	1,081,951	17,707,788	22,710,418	(5,002,630)
Debt instruments	1,955,251	28,642	1,926,609	3,211,145	274,851	2,936,294

Total	18,514,362	15,505,802	3,008,560	20,918,933	22,985,269	(2,066,336)

<1H2015>

	(Unit: KRW thousands)
Type	3 months			6 months
	Profit	Loss	Net	Profit	Loss	Net
Equity instruments	7,406,494	1,037,025	6,369,469	8,628,438	3,583,030	5,045,408
Debt instruments	2,245,393	—	2,245,393	5,992,841	—	5,992,841

Total	9,651,887	1,037,025	8,614,862	14,621,279	3,583,030	11,038,249

30.	Interest Income and Interest Expense

(1)	The details of interest income, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

	(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Interest on financial assets designated as at FVTPL	331,967	604,515	245,574	288,074
Interest on broker’s loans	24,954,790	49,289,300	24,906,915	46,749,829
Interest on loans purchased	5,228,486	10,464,194	7,926,764	14,411,217
Interest on loans	54,024,044	104,839,989	39,681,118	78,063,651
Interest on bonds	67,253,967	138,123,776	73,179,349	142,384,213
Interest on commercial papers	3,785,159	7,769,482	4,473,483	9,129,445
Interest on deposits with KSFC	306,411	725,811	340,778	775,942
Interest on certificates of deposit	—	94,932	—	—
Interest on deposits with financial institution	429,197	1,078,946	710,609	1,146,998
Interest on call loans	—	—	—	54,218
Interest on bonds purchased under resale agreements	111,456	235,133	135,590	292,886
Interest on deposits	3,363,438	8,373,179	9,824,164	24,387,242
Interest on receivables	240,357	468,684	315,616	576,056
Others	(1,967,472)	(1,433,804)	1,491,326	2,829,494

Total	158,061,800	320,634,137	163,231,286	321,089,265

(2)	The details of interest expense, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Interest on borrowings	3,164,169	6,883,963	4,674,017	10,052,591
Interest on proceeds from customers’ short sale	128,942	209,894	13,305	21,927
Interest on customers’ deposits	1,643,429	3,406,253	3,755,172	7,303,074
Interest on bonds sold under repurchase agreements	23,557,515	46,885,226	22,360,640	46,040,452
Losses on transactions of certificates of deposit	—	2,345	—	—
Interest on call money	754,999	1,542,496	1,399,472	3,018,049
Interest on debentures	2,459,757	5,312,469	4,099,574	8,176,865
Interest on short-term note issued	17,354	205,561	396,056	1,182,410
Interest on asset-backed short-term bonds	4,279,562	8,791,483	3,472,586	6,263,538
Others	20,883,956	38,439,720	13,752,968	32,450,156

Total	56,889,683	111,679,410	53,923,790	114,509,062

31.	Other Operating Income and Other Operating Expenses

(1)	The details of other operating income, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Dividend income	2,802,810	10,787,523	2,478,831	7,558,238
Distribution income	7,858,224	13,527,312	11,302,494	16,881,421
Other reversal of bad debt expenses	—	20,281	—	—
Profits of operating lease	11,132,098	22,825,885	10,587,394	21,181,570
Others	6,750,466	7,731,193	4,314,537	9,349,959

Total	28,543,598	54,892,194	28,683,256	54,971,188

(2)	The details of other operating expenses, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Other bad debt expenses	10,846	17,079	85,169	86,581
Expenses of operating lease	1,456,248	2,960,654	1,378,288	2,744,675
Others	6,215,827	8,468,021	2,498,151	8,961,176

Total	7,682,921	11,445,754	3,961,608	11,792,432

32.	Payroll

The details of payroll, for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Short-term salaries	56,311,308	109,142,411	71,472,822	127,358,306
Long-term salaries	120,682	241,365	131,551	263,103
Severance benefits	4,385,345	8,656,770	4,888,440	9,857,151
Retirement bonus	309,300	1,192,370	6,441,347	13,000,566
Employ benefits	15,972,914	31,720,029	12,226,538	26,550,310

Total	77,099,549	150,952,945	95,160,698	177,029,436

33.	Other Selling and Administrative Expenses

(1)	The details of selling expenses, for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Advertising expenses	13,170,008	24,341,231	9,788,767	19,271,587
Sales promotion expenses	748,407	1,411,812	484,533	884,222

Total	13,918,415	25,753,043	10,273,300	20,155,809

(2)	The details of administrative expenses, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Computer system operation expenses	3,856,222	7,661,496	3,842,958	7,807,348
Rent	5,211,002	11,182,605	5,159,413	10,922,243
Commissions	10,992,912	20,195,083	8,863,372	19,225,214
Depreciation	6,110,645	12,133,066	5,948,386	14,992,557
Research and development	394,927	540,112	—	207,067
Training expenses	371,419	834,107	341,430	771,359
Amortization expenses of intangible assets	2,076,493	3,999,750	2,083,647	4,057,727
Taxes and dues	6,060,988	13,074,516	7,728,269	12,635,335
Consignment fees	316,027	591,457	298,105	626,324
Others	14,771,892	29,895,855	12,557,687	25,793,609

Total	50,162,527	100,108,047	46,823,267	97,038,783

34.	Non-operating Income and Non-operating Expenses

(1)	The details of non-operating income, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Gain on disposal of property and equipment	4	946	808	123,897
Gain on disposal of investment properties	—	—	—	927,684
Rent	2,047,858	4,139,907	2,187,871	4,430,604
Gain on equity-method valuation	—	—	3,902,270	3,913,528
Gain on disposal of investments in subsidiaries	—	1,925,013	1,106,276	1,255,553
Others	13,191,599	14,958,383	4,372,468	6,293,656

Total	15,239,461	21,024,249	11,569,693	16,944,922

(2)	The details of non-operating expenses for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

	(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Loss on disposal of property and equipment	—	920	223	25,727
Loss on disposal of investment properties	—	—	—	2,028
Impairment loss on investment properties	—	—	—	15,327
Impairment loss on intangible assets	7,137,361	7,143,611	—	—
Loss on disposal of investments in subsidiaries	—	266,956	121,450	768,531
Donation	27,167	207,428	4,500	132,549
Loss on equity-method valuation	756,446	859,803	—	—
Impairment loss on property and equipment	11,442,543	11,442,543	—	—
Loss on revaluation of tangible assets	2,156,059	2,156,059	—	—
Others	609,370	763,716	350,546	509,738

Total	22,128,946	22,841,036	476,719	1,453,900

35.	Tax Expense and Deferred Tax

Income tax expense is recognized based on the best estimation of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2016 is 26% (the estimated tax rate for the six-month period ended June 30, 2015: 20%).

36.	Earnings per Share

(1)	Basic earnings per share, for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

	(Unit: KRW)
Type	2016		2015
	Three months	Six months	Three months	Six months
Basic earnings per share	(61)	163	382	776

(2)	Weighted-average number of ordinary shares outstanding for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

	(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Profit for the period	(13,453,316)	35,890,693	83,958,696	170,685,521
Weighted-average number of ordinary shares outstanding	220,998,805 shares	220,447,733 shares	219,896,660 shares	219,896,660 shares

(3)	Hyundai Securities did not calculate the diluted earnings per share since the potential ordinary shares that Hyundai Securities issued do not have a dilution effect for the three-month and six-month periods ended June 30, 2016 and 2015.

37.	Financial Instruments

There is no significant change in the economic environment or business circumstances that affects measurement on the fair value of the financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016		December 31, 2015
	Book value	Fair value	Book value	Fair value
Financial assets:
Cash and deposits[1]	2,237,985,909	2,237,985,909	2,086,708,271	2,086,708,271
Financial assets at FVTPL	13,732,823,920	13,732,823,920	12,855,479,151	12,855,479,151
Derivative financial assets	488,212,193	488,212,193	492,241,018	492,241,018
Available-for-sale financial assets	3,024,171,253	3,024,171,253	2,469,258,776	2,469,258,776
Held-to-maturity financial assets	16,468,660	16,608,510	18,023,410	18,111,650
Loans[1]	4,264,042,827	4,267,366,337	3,976,352,706	3,976,324,767
Other financial assets[1]	1,119,163,096	1,119,163,096	860,938,588	861,454,973

Total	24,882,867,858	24,886,331,218	22,759,001,920	22,759,578,606

Financial liabilities:
Deposits received[1]	3,242,295,230	3,242,295,230	2,768,081,783	2,768,081,783
Financial liabilities at FVTPL	7,891,881,430	7,891,881,430	7,164,228,121	7,164,228,121
Derivative financial liabilities	758,064,692	758,064,692	859,256,828	859,256,828
Borrowings[1]	9,417,439,334	9,429,069,630	8,680,246,914	8,685,692,647
Other financial liabilities[1]	1,132,574,180	1,132,574,180	846,951,028	846,974,145

Total	22,442,254,866	22,453,885,162	20,318,764,674	20,324,233,524

1.	The fair values of cash and deposits, loans, other financial assets, deposits received, borrowings and other financial liabilities with maturity dates of less than one year are presented at their book values, because the difference between their book values and fair values is not significant.

(2)	Day 1 Profit and Loss

If Hyundai Securities uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period, and the changes in the balance of this difference, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Balances at the beginning of the period (A)	91,313,229	65,862,853
Incurred during the period (B)	(4,941,776)	114,004,582
Amounts recognized in profit or loss during the period (C)	(9,880,310)	(54,778,489)
Balances at the end of period (A+B+C)	76,491,143	125,088,946

(3)	Financial Instruments Measured at Cost

The details of financial instruments measured at cost as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	Detail		June 30, 2016	December 31, 2015
Available-for-sale financial assets	Unlisted Securities, etc.	[1]	60,710,074	80,860,792

1.	Hyundai Securities measured some unlisted stocks and investment in partnerships at cost, which are issued by start-up companies since Hyundai Securities cannot reliably measure their fair value.

(4)	Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3)

The fair value hierarchy of financial assets and liabilities measured at fair value as of June 30, 2016 and December 31, 2015, is as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Financial assets designated at FVTPL	—	—	946,785,203	946,785,203
Financial assets held for trading	3,099,192,128	9,686,846,589	—	12,786,038,717
Derivative financial assets(arbitrage)	13,113,839	170,930,589	303,398,240	487,442,668
Derivative financial assets(hedge)	—	769,525	—	769,525
Available-for-sale financial assets	216,325,321	2,301,521,473	445,614,385	2,963,461,179
Financial Assets Total	3,328,631,288	12,160,068,176	1,695,797,828	17,184,497,292
Financial liabilities at FVTPL
Financial liabilities designated at FVTPL	668,645	—	7,544,500,291	7,545,168,936
Securities in short position	346,712,494	—	—	346,712,494
Derivative financial liabilities(arbitrage)	16,659,983	151,669,013	584,226,654	752,555,650
Derivative financial liabilities(hedge)	—	5,509,042	—	5,509,042
Financial Liabilities Total	364,041,122	157,178,055	8,128,726,945	8,649,946,122

<December 31, 2015>

	(Unit: KRW thousands)
Type	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Financial assets designated at FVTPL	—	—	701,992,475	701,992,475
Financial assets held for trading	2,963,494,635	9,189,992,041	—	12,153,486,676
Derivative financial assets(arbitrage)	5,937,028	181,002,562	301,611,857	488,551,447
Derivative financial assets(hedge)	—	3,689,571	—	3,689,571
Available-for-sale financial assets	201,023,703	1,766,923,784	420,450,497	2,388,397,984

Financial Assets Total	3,170,455,366	11,141,607,958	1,424,054,829	15,736,118,153

Financial liabilities at FVTPL
Financial liabilities designated at FVTPL	781,826	—	6,883,666,768	6,884,448,594
Securities in short position	279,779,527	—	—	279,779,527
Derivative financial liabilities(arbitrage)	9,670,552	196,671,651	651,052,656	857,394,859
Derivative financial liabilities(hedge)	—	1,861,969	—	1,861,969

Financial Liabilities Total	290,231,905	198,533,620	7,534,719,424	8,023,484,949

(5)	Changes in Recurring Fair Value Measurements Categories of the Fair Value Hierarchy

(a)	The changes in financial instruments with level 3 fair value, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Financial assets designated at FVTPL	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	701,992,475	420,450,497	(349,440,799)	(6,883,666,768)
Total gains or losses
Profit or loss	12,755,367	6,436,503	(114,029,766)	11,426,119
Other comprehensive income (expense)	—	(8,180,282)	—	—
Purchases	464,613,906	11,059,456	124,315,548	—
Sales	(232,576,545)	(15,751,789)	(77,740,854)	—
Issues	—	—	(227,614,848)	(3,060,548,049)
Settlements	—	—	363,682,305	2,388,288,407
Others	—	31,600,000	—	—
Ending balance	946,785,203	445,614,385	(280,828,414)	(7,544,500,291)

<1H 2015>

	(Unit: KRW thousands)
Type	Financial assets designated at FVTPL	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	1,057,026,799	378,394,064	(71,161,368)	6,253,516,085
Total gains or losses
Profit or loss	18,612,783	(1,967,482)	80,064,253	138,130,332
Other comprehensive income (expense)	—	2,502,628	—	—
Purchases	550,583,766	163,157,699	41,823,020	—
Sales	(825,876,941)	(16,090,452)	(59,118,351)	—
Issues	—	—	(58,072,679)	6,511,860,119
Settlements	—	—	(40,941,946)	(5,008,949,219)
Others	—	(74,573,114)	—	—
Ending balance	800,346,407	451,423,343	(107,407,071)	7,894,557,317

(b)	In relation to changes in level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date is included in the statements of comprehensive income for the six-month periods ended June 30, 2016 and 2015, is as follows:

<1H 2016>

	(Unit: KRW thousands)
Type		Financial assets designated at FVTPL	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss	Gain or loss on valuation of financial instruments[1]	11,154,112	6,515,473	16,995,142	31,743,992
Other comprehensive income	Gain or loss on valuation of available-for-sale financial assets[2]	—	(8,225,575)	—	—
Comprehensive Income Total		11,154,112	(1,710,102)	16,995,142	31,743,992

1.	Included in gain on valuation and disposal of financial instruments or loss on valuation and disposal of financial instruments on the statements of income.
2.	Included in other comprehensive income on the statements of comprehensive income.

<1H 2015>

	(Unit: KRW thousands)
Type		Financial assets designated at FVTPL	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss	Gain or loss on valuation of financial instruments[1]	13,159,165	—	26,883,088	(95,739,286)
Other comprehensive income	Gain or loss on valuation of available-for-sale financial assets[2]	—	915,255	—	—
Comprehensive Income Total		13,159,165	915,255	26,883,088	(95,739,286)

1.	Included in gain on valuation and disposal of financial instruments or loss on valuation and disposal of financial instruments on the statements of income.
2.	Included in other comprehensive income on the statements of comprehensive income.

(6)	Valuation techniques and Inputs

Hyundai Securities uses following valuation methods and input variants about recurring/non-recurring fair value measurements, which are classified level 2 and level 3 in fair value hierarchy.

(a)	Valuation techniques and inputs classified by Level 2

<June 30, 2016>

	(Unit: KRW thousands)
Type	Fair value	Valuation techniques	Inputs
Financial assets held for trading	9,686,846,589	DCF Model, Net asset value	Interest rate, discount rate, exchange rate
Derivative financial assets(arbitrage)	170,930,589	DCF Model, Option-pricing model	Interest rate, stock price, exchange rate, credit spreads
Derivative financial assets(hedge)	769,525	DCF Model, Option-pricing model	Interest rate, exchange rate
Available-for-sale financial assets	2,301,521,473	DCF Model, Net asset value	Interest rate, discount rate, exchange rate
Derivative financial liabilities(arbitrage)	151,669,013	DCF Model, Option-pricing model	Interest rate, stock price, exchange rate, credit spreads
Derivative financial liabilities(hedge)	5,509,042	DCF Model, Option-pricing model	Interest rate, exchange rate

<December 31, 2015>

	(Unit: KRW thousands)
Type	Fair value	Valuation techniques	Inputs
Financial assets held for trading	9,189,992,041	DCF Model, Net asset value	Interest rate, discount rate, exchange rate
Derivative financial assets(arbitrage)	181,002,562	DCF Model, Option-pricing model	Interest rate, stock price, exchange rate, credit spreads
Derivative financial assets(hedge)	3,689,571	DCF Model, Option-pricing model	Interest rate, exchange rate
Available-for-sale financial assets	1,766,923,784	DCF Model, Net asset value	Interest rate, discount rate, exchange rate
Derivative financial liabilities(arbitrage)	196,671,651	DCF Model, Option-pricing model	Interest rate, stock price, exchange rate, credit spreads
Derivative financial liabilities(hedge)	1,861,969	DCF Model, Option-pricing model	Interest rate, exchange rate

(b)	Valuation techniques and the inputs classified by Level 3

<June 30, 2016>

	(Unit: KRW millions)
Type	Kind	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets designated at FVTPL	Equity- linked securities	374,356	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black- Scholes Model, others	Price of underlying asset, interest rate, dividend payout or yield ratio, volatility, correlation, discount rate	Underlying asset volatility	0.134~0.428	Proportional
					Correlation coefficient	0.02~0.59	Proportional
	Other derivative linked securities	241,749			Underlying asset volatility	0.004~0.403	Proportional
	Other OTC derivative combined contract	160,819			Underlying asset volatility	0.134~0.293	Proportional
					Correlation coefficient	0.35~0.6	Proportional
	Debt instruments	88,786			Underlying asset volatility	0.085~0.235	Proportional
	Equity instruments	81,075			Underlying asset volatility	0.105	Proportional
Derivative financial assets (arbitrage)	(1)	303,398			Underlying asset volatility	0.003~0.687	Proportional
					Correlation coefficient	-0.05 ~ 0.6	Proportional
Available-for-sale financial assets	Equity instruments	445,614	DCF model, Risk- adjusted discount rate model	Growth rate, discount rate	Growth rate	0~0.01	Proportional
					Discount rate	0.0462~0.1501	Inversely proportional

Total		1,695,797

Financial liabilities designated at FVTPL	Equity- linked securities sold	5,343,481	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black- Scholes Model, others	Price of underlying asset, interest rate, dividend payout or yield ratio, volatility, correlation, discount rate	Underlying asset volatility	0.009~0.458	Proportional
					Correlation coefficient	-0.11~0.82	Proportional
	Derivatives combined securities sold	1,908,944			Underlying asset volatility	0.01~0.417	Proportional
					Correlation coefficient	-0.04~0.56	Proportional
	Other OTC derivatives combined contract sold	292,075			Underlying asset volatility	0.078~0.299	Proportional
					Correlation coefficient	0.36~0.58	Proportional
Derivative financial liabilities (arbitrage)	(1)	584,227			Underlying asset volatility	0.01~0.458	Proportional
					Correlation coefficient	-0.11~0.6	Proportional

Total		8,128,727

1.	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

<December 31, 2015>

	(Unit: KRW millions)
Type	Kind	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets designated at FVTPL	Equity-linked securities	226,363	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, others	Price of underlying asset, interest rate, dividend payout or yield ratio, volatility, correlation, discount rate	Underlying asset volatility	0.133~0.41	Proportional
					Correlation coefficient	0.01~0.6	Proportional
	Other derivative linked securities	258,500			Underlying asset volatility	0.007~0.599	Proportional
	Other OTC derivative combined contract	81,889			Underlying asset volatility	0.133~0.259	Proportional
					Correlation coefficient	0.34~0.57	Proportional
	Debt instruments	72,028			Underlying asset volatility	0.085~0.235	Proportional
	Equity instruments	63,212			Underlying asset volatility	0.105	Proportional
Derivative financial assets (arbitrage)	(1)	301,612			Underlying asset volatility	0.005~0.973	Proportional
					Correlation coefficient	-0.07~0.57	Proportional
Available-for-sale financial assets	Equity instruments	420,451	DCF model, Risk-adjusted discount rate model	Growth rate, discount rate	Growth rate	0.049~0.144	Proportional
					Discount rate	0~0.01	Inversely proportional

Total		1,424,055

Financial liabilities designated at FVTPL	Equity-linked securities sold	4,810,641	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, others	Price of underlying asset, interest rate, dividend payout or yield ratio, volatility, correlation, discount rate	Underlying asset volatility	0.01~0.684	Proportional
					Correlation coefficient	-0.04~0.8	Proportional
	Derivatives combined securities sold	1,869,127			Underlying asset volatility	0.01~0.599	Proportional
					Correlation coefficient	0.03~0.5	Proportional
	Other OTC derivatives combined contract sold	203,899			Underlying asset volatility	0.133~0.289	Proportional
					Correlation coefficient	0.34~0.55	Proportional
Derivative financial liabilities (arbitrage)	(1)	651,052			Underlying asset volatility	0.01~1.057	Proportional
					Correlation coefficient	-0.07~0.57	Proportional

Total		7,534,719

1.	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

(7)	Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of Hyundai Securities. Unobservable inputs are produced by the external assessor or internal valuation system and Hyundai Securities reviews the adequacy of inputs. The risk council reviews the adequacy of the assessment methodology and valuation method of external assessor. The agenda of the risk council is to be reported or approved by the risk committee.

(8)	Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW millions)
Type	Profit and Loss		Other Comprehensive Income
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets designated at FVTPL[1]	(3,999)	4,218	—	—
Derivative financial assets(arbitrage) [1]	(5,373)	15,200	—	—
Available-for-sale financial assets[2]	—	—	32,335	(12,205)
Financial liabilities designated at FVTPL[1]	74,061	(81,679)	—	—
Derivative financial liabilities(arbitrage) [1]	(50,344)	51,386	—	—

1.	Measured by changes in fair value based on the increased or decreased unobservable inputs by 10%.
2.	Measured by changes in fair value based on growth rate (-1–1%) and discount rate (-1–1%) that are unobservable inputs

<December 31, 2015>

	(Unit: KRW millions)
Type	Profit and Loss		Other Comprehensive Income
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets designated at FVTPL[1]	(2,896)	3,131	—	—
Derivative financial assets(arbitrage) [1]	(18,598)	17,665	—	—
Available-for-sale financial assets[2]	—	—	30,286	(10,284)
Financial liabilities designated at FVTPL[1]	70,027	(78,755)	—	—
Derivative financial liabilities(arbitrage) [1]	(40,138)	42,108	—	—

1.	Measured by changes in fair value based on the increased or decreased unobservable inputs by 10%.
2.	Measured by changes in fair value based on growth rate (-1–1%) and discount rate (-1–1%) that are unobservable inputs

38.	Financial Asset Transfer Transactions

As of June 30, 2016 and December 31, 2015, relevant information about transferred financial assets which do not qualify for de-recognition is as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Financial assets at FVTPL	Available-for-sale financial assets		Held-to-maturity financial assets
	Debt instruments[1]	Debt instruments[1]	Equity instruments[3]	Debt instruments[1]
Book value of assets	4,986,107,040	1,748,125,776	49,344,312	9,885,098
Book value of related liabilities	4,746,189,645	1,662,623,830	46,363,681	9,500,000

<December 31, 2015>

	(Unit: KRW thousands)
Type	Financial assets at FVTPL		Available-for-sale financial assets
	Debt instruments[1]	Equity instruments[2]	Debt instruments[1]	Equity instruments[3]
Book value of assets	5,000,711,444	7,842,000	1,243,699,456	47,911,735
Book value of related liabilities	4,757,072,818	—	1,184,309,124	46,363,681

1.	Transferred debt instruments under repurchase agreements.
2.	Transferred equity instruments under securities lending agreements.
3.	Hyundai Securities transferred Hyundai Elevator Co., Ltd. stocks at KRW46,364 million to Natixis Bank and made a TRS agreement. If the price of the transferred assets fluctuates depending on the contract, the risk becomes primarily vested in Hyundai Securities.

39.	Assets Pledged as Collateral

The details of financial assets pledged as collateral, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	Description	June 30, 2016	December 31, 2015	Security right holder
Financial assets designated at FVTPL	Guarantee deposits for lending and borrowing securities and bond	1,644,348,348	1,666,921,335	Korea Securities Depository, etc.
	Margin required and Guarantee deposits for derivatives trading	1,380,916,352	1,179,664,035	Korea Exchange, etc.
	Guarantee deposits for clearing fund	1,045,484	1,035,690	Korea Securities Depository
	Guarantee deposits for trading bonds under repurchase agreements	4,986,107,040	5,000,711,444	Customer, Institution
Available-for-sale financial assets	Guarantee deposits for lending and borrowing securities and bond	151,909,836	258,328,359	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	78,010,175	30,257,245	Hana Financial Investment Co., Ltd., etc.
	Guarantee deposits for trading bonds under repurchase agreements	1,748,125,776	1,243,699,456	Customer
Held-to-maturity financial assets	Guarantee deposits for lending and borrowing securities (bonds)	6,468,660	18,023,410	Federation of savings banks and others
	Guarantee deposits for trading bonds under repurchase agreements	9,885,098	—	Customer

Total		10,000,348,109	9,398,640,974

Hyundai Securities provides KRW2,011,882 million of its borrowing securities and securities held as collateral with KSFC and others as of June 30, 2016.

40.	Contingent Liabilities and Commitments

(1)	Hyundai Securities has entered into various agreements with various financial institutions, as of June 30, 2016 and December 31, 2015, as follows:

	(Unit: KRW thousands)
Type	Financial Institutions	Credit facility
		June 30, 2016	December 31, 2015
Overdraft (including daily overdraft)	Kookmin Bank and five other banks	495,000,000	500,000,000
General loan	Kookmin Bank and two other banks	60,000,000	60,000,000
Securities underwriting loan	KSFC	700,000,000	700,000,000
Working capital loan (general)	KSFC	500,000,000	500,000,000
Note trading at a discount (general)	KSFC	200,000,000	200,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	850,000,000	850,000,000
Mortgage loan financing	KSFC	700,000,000	700,000,000
Domestic exchange net debt limitation	Federation of savings banks	4,000,000	4,000,000
Margin Financing line	United Overseas Bank	23,294,000	23,440,000

(2)	As of June 30, 2016 and December 31, 2015, Hyundai Securities is involved in pending lawsuits, as follows:

	(Unit: KRW thousands)
Type	June 30, 2016		December 31, 2015
	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	24	22,170,654	25	16,591,972
Plaintiff	33	31,600,928	35	41,633,674

Hyundai Securities’ management believes that the final loss of these litigations is uncertain and the ultimate outcome of these litigations will not have a significant impact on the consolidated financial statements of Hyundai Securities.

(3)	As of June 30, 2016, Hyundai Securities entered into a contract on conditional purchase agreement of ABCP and asset-backed short term bonds with Songdo M1 the 1st L.L.C. and others. ABCP and asset-backed short-term bonds backed by loans were issued by Songdo M1 the 1st L.L.C. and others amounting to KRW868.9 billion. Hyundai Securities should purchase the remaining unsold ABCP and asset-backed short-term bonds in each issuance date on the condition that the effective credit rating of Songdo M1 the 1st L.L.C. and others is maintained. Meanwhile, there are KRW0.4 billion on ABCP and asset-backed short-term bonds that Hyundai Securities purchased through the purchase agreement as of June 30, 2016.

(4)	Hyundai Securities provides payment guarantees for compensation for the shareholders’ loss on condition that certain debtors (warrantees) do not pay the dues according to the initial or revised contract terms of debt instruments. The total balance of related guarantee is KRW789.5 billion as of June 30, 2016.

(5)	Hyundai Securities has been provided with KRW2,963 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as of June 30, 2016. In addition, Hyundai Securities has entered into insurance contract with First American Title Insurance Company (coverage amount: KRW437,355 million) to cover credit losses of loans arising from the defects of property ownership in process of loan application.

(6)	Hyundai Securities’ securities borrowed and securities loaned, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	Kind	June 30, 2016	December 31, 2015	Valuation basis
Securities borrowed	Stocks	1,718,124,278	1,058,297,147	Fair value
	National and local government bonds	1,509,000,061	1,770,235,486	Fair value
Securities loaned	Stocks	660,903,116	401,017,691	Fair value

(7)	The securities in custody, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015	Valuation method
Trustor securities	64,534,351,211	62,449,161,157	Fair value
Saver securities	62,950,179	69,842,254	Fair value
Beneficiary securities	5,644,079,572	5,221,850,849	Standard sold price

Total	70,241,380,962	67,740,854,260

41.	Related Party Transactions

(1)	As of June 30, 2016, KB Financial Group and its subsidiaries exercise significant influences over Hyundai Securities.

(2)	Details of associates and other related parties that have sales and other transactions with Hyundai Securities or have receivables and payables balances, as of June 30, 2016 and December 31, 2015, are as follows:

Type	June 30, 2016	December 31, 2015
Associates	Hyundai-Tongyang Agrifood Private Equity Fund	Hyundai-Tongyang Agrifood Private Equity Fund
	Keystone-Hyundai Sec. No.1 Private Equity Fund	Keystone-Hyundai Sec. No.1 Private Equity Fund
Others	KB Financial Group Inc.	—
	Kookmin Bank	—
	KB Investment & Securities Co., Ltd.	—
	KB Asset Management	—
	KB Insurance Co., Ltd.	—
	KB Kookmin Card Co., Ltd.	—
	KB Life Insurance Company	—
	KB No.5 Special Purpose Acquisition Company	—
	KB No.7 Special Purpose Acquisition Company	—
	KB No.8 Special Purpose Acquisition Company	—
	KB No.9 Special Purpose Acquisition Company	—
	—	Hyundai Merchant Marine Co., Ltd.
	—	Hyundai Ubiquitous & Information Technology Co., Ltd.
	—	Hyundai L&R Co., Ltd.
	—	Hst Co., Ltd
	—	Hyundai Research Institute
	—	Hyundai Elevator Co., Ltd.
	—	Hyundai Asan Corporation
	—	Able Hyundai Hotel & Resort Co., Ltd.
	—	Hyundai Learning & Training Center
	—	Haeyoung Maritime Services Co., Ltd.
	—	Hyundai Ocean Service Co., Ltd.
	—	Home-textile Korea Co., Ltd.

During the six-month period ended June 30, 2016, as KB Financial Group takes over the entire shares held by Hyundai Merchant Marine Co., Ltd., the affiliates of Hyundai Group such as Hyundai U&I and others are excluded from the scope of other related parties after the six-month period ended June 30, 2016 (Note 1).

(3)	Significant balances, excluding loans and borrowings with related parties, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	Name of Parties	June 30, 2016		December 31, 2015
		Receivables	Payables	Receivables
Others	KB Financial Group Inc.	—	223,000	—
	Kookmin Bank	7,177,156	4,126,500	—
	KB Investment & Securities Co., Ltd.	2,704,793	90,717,526	—
	KB Asset Management	—	10,029,828	—
	KB Insurance Co., Ltd.	59,140	10,547,523	—
	KB Kookmin Card Co., Ltd.	—	2,217,000	—
	Hyundai Ubiquitous & Information Technology Co., Ltd.	—	—	184,932
	Able Hyundai Hotel & Resort Co., Ltd.	—	—	10,500,000
	Hyundai L & R Co., Ltd.	—	—	573,685

(4)	Significant transactions with related parties and large business groups, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	Name of Parties	1H 2016		1H 2015
		Income	Expenses	Income	Expenses
Associates	Hyundai-Tongyang Agrifood Private Equity Fund	195,532	—	70,441	—
	Keystone-Hyundai Sec. No.1 Private Equity Fund	59,725	—	5,911	—
Others[1]	Able Hyundai Hotel & Resort Co., Ltd.	7,044	255,387	47,593	436,070
	Hst Co., Ltd.	—	1,694,527	—	1,470,109
	Hyundai Research Institute	481,260	859,855	481,260	1,024,140
	Hyundai Learning & Training Center	840	2,045,478	840	2,066,157
	Haeyoung Maritime Services Co., Ltd.	560	—	560	—
	Hyundai Merchant Marine Co., Ltd.	15,253,767	31,980	579,000	2,629,046
	Hyundai Asan Corporation	1,260	106,768	1,260	1,089,218
	Hyundai Elevator Co., Ltd.	245,992	3,899,560	98,150	36,540
	Hyundai L&R Co., Ltd.	2,526,531	—	1,287,067	—
	Hyundai Ubiquitous & Information Technology Co., Ltd.	1,200,840	6,214,850	1,200,840	6,920,191
	Hyundai Ocean Service Co., Ltd.	560	—	840	—
Hyundai Securities Co., Ltd.	Employees	619,750	312	565,276	1,022

1.	Excluded from other related parties during the six-month period ended June 30, 2016, and the amount is transaction amount while they are related parties of Hyundai Securities Co., Ltd.

(5)	Significant loans and borrowings with related parties, for the six-month periods ended June 30, 2016 and 2015, is as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Name of Parties	Accounts	Beginning balance	Increase	Decrease	Changes in scope	Ending balance
Others	Kookmin Bank	Cash and cash equivalents	—	—	—	82,133,726	82,133,726
		Held-for-trading bonds	—	—	—	166,888,803	166,888,803
		AFS bonds	—	—	—	50,272,832	50,272,832
	KB Asset Management	Funds held for trading	—	—	—	86,259	86,259
	KB Capital Co., Ltd.	Deposits received	—	—	—	491,432	491,432
	KB Life Insurance Company	Deposits received	—	—	—	4,000,000	4,000,000
	Hyundai Ubiquitous & Information Technology Co., Ltd.	Securities sold under reverse resale agreements	45,134	5,302,308	(5,347,435)	(7)	—
		AFS bonds	21,369,569	—	(757,014)	(20,612,555)	—
	Hyundai Research Institute	Securities sold under reverse resale agreements	745,951	2,241,148	(2,459,274)	(527,825)	—
	Hyundai L&R Co., Ltd.	Loans	57,000,000	—	(1,000,000)	(56,000,000)	—
	Able Hyundai Hotel & Resort Co., Ltd.	Securities sold under reverse resale agreements	12,803,281	49,077,498	(44,303,656)	(17,577,123)	—
	Hst Co., Ltd.	Securities sold under reverse resale agreements	2,138,143	15,169,632	(14,855,407)	(2,452,368)	—
Hyundai Securities	Employees	Loans to employees	68,370,000	894,150	(4,161,983)	—	65,102,167
		Deposits Received	103,486	264	—	—	103,750

<1H 2015>

		(Unit: KRW thousands)
Type	Name of Accounts	Accounts	Beginning balance	Increase	Decrease	Ending balance
Others	Hyundai Ubiquitous & Information Technology Co., Ltd.	Securities sold under reverse resale agreements	—	9,419,745	(9,419,745)	—
		AFS bonds	20,010,566	691,348	—	20,701,914
	Hyundai Research Institute	Securities sold under reverse resale agreements	2,245,419	9,012,837	(9,799,259)	1,458,997
	Hyundai L&R Co., Ltd.	Loans[1]	61,000,000	—	—	61,000,000
	Able Hyundai Hotel & Resort Co., Ltd.	Securities sold under reverse resale agreements	13,012,005	43,610,284	(39,844,435)	16,777,854
	Hyundai Merchant Marine Co., Ltd	Loans	—	9,120,000	(9,120,000)	—
		Private placement bonds designated as at FVTPL	—	6,080,000	(6,080,000)	—
		Securities sold under reverse resale agreements	—	20,000,000	(20,000,000)	—
	Hst Co., Ltd.	Securities sold under reverse resale agreements	1,397,990	12,623,879	(12,125,585)	1,896,284
Hyundai Securities Co., Ltd.	Employees	Loans to employees	86,565,355	519,541	(14,424,626)	72,660,270
		Deposits Received	—	102,834	(102,834)	—

1.	Hyundai Securities received, as collateral from Able Hyundai Hotel & Resort Co., Ltd. (Able Hyundai), Able Hyundai’s construction receivables, its deposits in Korea Exchange Bank, 2,400,100 shares and 15,000 convertible preferred shares of Able Hyundai, and has a pledge contract for the collateral, whose amount is KRW61,000 million and limit is KRW79,300 million. The expiration of the pledge contract is the earlier between the payment of liability and the fifth-year anniversary since the commencement of the contract.

(6)	As of June 30, 2016, details of significant collateral provided to related parties are as follows:

	(Unit: KRW thousands)
Type	Name of Company	Collateral	Book value	Collateral value
Others	Kookmin Bank	Time deposits etc.	100,000,000	100,000,000
	KB Investment & Securities Co., Ltd.	Bonds Issued in Won	105,665,764	97,366,500

Hyundai Securities Co., Ltd. entered into limit agreements such as a borrowing limit agreement of KRW165,000 million with Kookmin Bank (Note 40).

(7)	Purchased property and equipment and intangible assets from related parties, for the six-month periods ended June 30, 2016 and 2015, is as follows:

	(Unit: KRW thousands)
Type	Name of Company	1H 2016	1H 2015
Others [1]	Hyundai Ubiquitous & Information Technology Co., Ltd.	415,764	3,127,639
	Hst Co., Ltd.	269,625	401,526

1.	Excluded from other related parties during the six-month period ended June 30, 2016, and the amount is transaction amount while they are related parties of Hyundai Securities.

(8)	Equity transactions with related parties, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	Related party	Transactions	1H 2016	1H 2015
Capital decrease	Hyundai-Tongyang Agrifood Private Equity Fund (Associates)	Cash	—	305,575
Paid-in capital	Keystone-Hyundai Sec. No.1 Private Equity Fund (Associates)	Cash	—	1,925,000
	K Bank(Associates)	Cash	25,000,000	—
	KB No.5 Special Purpose Acquisition Company (Others)	Cash	131,700	—
	KB No.7 Special Purpose Acquisition Company (Others)	Cash	917,284	—
	KB No.8 Special Purpose Acquisition Company (Others)	Cash	146,880	—
	KB No.9 Special Purpose Acquisition Company (Others)	Cash	198,000	—

(9)	The key management and their compensation, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Expenses for salaries	7,570,277	10,189,618
Severance benefits	1,089,721	653,457

Total	8,659,998	10,843,075

4.	Separate Financial Statements

A.	Separate Statements of Financial Position

						(Unit: KRW)
Classification	1H 2016		2015		2014
ASSETS
Cash and deposits	1,963,741,408,599		1,770,260,756,469		2,258,862,590,384
Financial assets at fair value through profit or loss	13,437,790,931,142		12,650,454,726,757		11,336,042,136,519
Derivative financial assets	471,336,969,132		499,025,245,208		393,816,353,322
Available-for-sale financial assets	2,765,039,486,897		2,200,667,595,527		1,354,795,499,993
Held-to-maturity financial assets	10,000,000,000		10,000,000,000		10,000,000,000
Investments in subsidiaries	883,741,036,454		887,131,322,286		906,250,229,792
Investments in associates	5,837,000,000		5,837,000,000		4,870,250,000
Loans	2,203,949,466,119		2,099,453,289,018		1,948,967,307,513
Property and equipment	124,509,150,329		136,982,356,808		140,925,758,659
Investment property	53,576,568,229		54,141,004,095		62,962,512,151
Intangible assets	58,709,557,680		61,781,044,633		64,233,168,058
Current tax assets	26,465,640,397		4,630,486,822		—
Deferred tax assets	—		—		18,734,771,134
Other financial assets	1,135,069,399,518		879,416,671,322		634,869,086,962
Other non-financial assets	33,555,597,668		37,927,306,125		36,895,278,170
Assets held-for-sale	25,000,000,000		—		—
Total assets		23,198,322,212,164		21,297,708,805,070		19,172,224,942,657
LIABILITIES
Deposits received	1,980,004,348,446		1,685,138,713,023		1,346,864,122,268
Financial liabilities at fair value through profit or loss	7,891,881,429,683		7,164,228,121,195		6,533,948,765,908
Derivative financial liabilities	755,043,525,828		849,162,768,423		484,418,933,670
Borrowings	8,170,935,530,752		7,472,718,208,568		7,100,373,273,119
Current tax liabilities	—		—		10,801,131,747
Net defined benefit liabilities	9,733,901,000		38,528,438,326		33,617,570,058
Deferred tax liabilities	6,081,394,192		13,005,128,856		—
Provisions	2,599,584,394		2,512,041,319		2,575,403,744
Other financial liabilities	1,021,779,552,858		734,169,472,163		544,505,748,897
Other non-financial liabilities	50,156,660,452		59,333,553,753		48,379,415,309
Total liabilities		19,888,215,927,605		18,018,796,445,626		16,105,484,364,720
EQUITY
Capital stock	1,183,062,650,000		1,183,062,650,000		1,183,062,650,000
Other paid-in capital	1,023,036,247,788		901,381,492,643		901,381,492,643
Retained earnings	966,654,628,458		1,057,385,960,243		847,719,534,433
Elements of other shareholders’ equity	137,352,758,313		137,082,256,558		134,576,900,861
Total equity		3,310,106,284,559		3,278,912,359,444		3,066,740,577,937
Total liabilities and equity		23,198,322,212,164		21,297,708,805,070		19,172,224,942,657

B.	Separate Statements of Income

								(Unit: KRW)
Classification	1H 2016		1H 2015		2015		2014
Operating income		2,124,253,854,973		1,715,057,377,950		3,992,991,024,904		2,362,713,646,522
Fee and commission income	211,234,569,761		231,335,434,578		532,504,155,421		308,946,237,757
Gain on valuation and disposal of financial assets	1,578,346,729,518		1,113,812,422,711		2,709,552,434,532		1,441,684,356,520
Interest income	222,762,078,207		240,603,347,974		478,883,849,293		462,851,961,240
Gain on valuation and disposal of loans	249,223,560		1,572,423,030		2,131,044,439		5,007,417,211
Gain on foreign currency transactions	87,423,641,675		103,281,521,639		221,569,125,207		115,192,909,233
Other operating income	24,237,612,252		24,452,228,018		48,350,416,012		29,030,764,561
Operating expenses		2,099,365,542,015		1,558,418,550,013		3,729,823,335,330		2,340,364,194,850
Fee and commission expense	27,596,243,234		20,529,054,079		44,401,381,568		27,546,188,458
Loss on valuation and disposal of financial assets	1,671,431,078,777		1,133,926,282,317		2,871,238,812,177		1,506,806,545,563
Interest expense	65,186,227,139		78,309,949,037		144,781,132,325		192,067,182,863
Loss on valuation and disposal of loans	22,718,314,956		43,169,136		588,925,936		8,403,318,691
Loss on foreign currency transactions	73,665,274,880		66,573,731,847		129,752,985,684		91,285,174,775
Payroll	137,105,699,858		164,736,813,051		357,022,174,873		335,910,045,712
Other selling and administrative expenses	95,755,728,935		90,484,875,165		176,646,883,115		173,381,575,099
Other operating expenses	5,906,974,236		3,814,675,381		5,391,039,652		4,964,163,689
Operating profit		24,888,312,958		156,638,827,937		263,167,689,574		22,349,451,672
Non-operating income		27,134,037,331		27,162,323,904		54,873,934,118		43,980,404,376
Non-operating expenses		25,273,489,558		11,733,362,290		23,300,747,285		31,591,021,123
Profit before income tax		26,748,860,731		172,067,789,551		294,740,876,407		34,738,834,925
Income tax expense		7,532,001,016		45,855,402,061		74,249,226,846		17,125,543,457
Profit for the period		19,216,859,715		126,212,387,490		220,491,649,561		17,613,291,468
Earnings per share:
Basic and diluted earnings per share		87		574		1,003		39

C.	Separate Statements of Comprehensive Income

								(Unit: KRW)
Classification	1H 2016		1H 2015		2015		2014
Profit for the period		19,216,859,715		126,212,387,490		220,491,649,561		17,613,291,468
Other comprehensive income for the period, net of tax		270,501,755		28,085,294,480		2,674,930,146		44,577,741,334
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	—		—		2,703,008,109		253,301,142
Gains on revaluation of tangible assets	(5,920,087,446)		—		—		(561,289,778)
Items that may be subsequently reclassified to profit or loss:
Gain (loss) on valuation of available-for-sale financial assets	6,190,589,201		28,085,294,480		(28,077,963)		44,885,729,970
Total comprehensive income for the period		19,487,361,470		154,297,681,970		223,166,579,707		62,191,032,802

D.	Separate Statements of Changes in Equity

					(Unit: KRW)
Classification	Capital Stock	Other Paid-in Capital	Retained Earnings	Other Components of Equity	Total Equity
Balances at January 1, 2014	1,183,062,650,000	864,611,906,755	835,273,283,586	121,601,704,794	3,004,549,545,135
Dividends		36,769,585,888	(36,769,585,888)
Total Comprehensive Income:
Profit for the period			17,613,291,468		17,613,291,468
Other comprehensive income			31,602,545,267	12,975,196,067	44,577,741,334
Balances at December 31, 2014	1,183,062,650,000	901,381,492,643	847,719,534,433	134,576,900,861	3,066,740,577,937
Balances at January 1, 2015	1,183,062,650,000	901,381,492,643	847,719,534,433	134,576,900,861	3,066,740,577,937
Dividends			(10,994,798,200)		(10,994,798,200)
Total Comprehensive Income:
Profit for the period			220,491,649,561		220,491,649,561
Other comprehensive income			169,574,449	2,505,355,697	2,674,930,146
Balances at December 31, 2015	1,183,062,650,000	901,381,492,643	1,057,385,960,243	137,082,256,558	3,278,912,359,444
Balances at January 1, 2015	1,183,062,650,000	901,381,492,643	847,719,534,433	134,576,900,861	3,066,740,577,937
Dividends	—	—	(10,994,798,200)	—	(10,994,798,200)
Total Comprehensive Income:
Profit for the period	—	—	126,212,387,490	—	126,212,387,490
Other comprehensive income	—	—	20,861,341	28,064,433,139	28,085,294,480
Balances at June 30, 2015	1,183,062,650,000	901,381,492,643	962,957,985,064	162,641,334,000	3,210,043,461,707
Balances at January 1, 2016	1,183,062,650,000	901,381,492,643	1,057,385,960,243	137,082,256,558	3,278,912,359,444
Dividends	—	—	(109,948,191,500)	—	(109,948,191,500)
Sale of treasury stock	—	121,654,755,145	—	—	121,654,755,145
Total Comprehensive Income:
Profit for the period	—	—	19,216,859,715	—	19,216,859,715
Other comprehensive income	—	—	—	270,501,755	270,501,755
Balances at June 30, 2016	1,183,062,650,000	1,023,036,247,788	966,654,628,458	137,352,758,313	3,310,106,284,559

E.	Separate Statements of Cash Flows

				(Unit: KRW)
Classification	1H 2016	1H 2015	2015	2014
Net cash inflow (outflow) from operating activities	(526,552,035,128)	940,023,806,096	369,922,872,180	1,035,911,062,555
Cash generated from operations	(663,254,782,894)	780,543,509,166	125,994,055,358	797,750,834,021
Profit for the period	19,216,859,715	126,212,387,490	220,491,649,561	17,613,291,468
Adjustment for non-cash items	(186,616,847,989)	(184,138,635,180)	(458,189,358,592)	(350,690,348,903)
Changes in operating assets and liabilities	(495,854,794,620)	838,469,756,856	363,691,764,389	1,130,827,891,456
Interest received	185,797,849,204	232,538,816,941	388,407,320,562	440,487,506,699
Interest paid	(65,300,882,232)	(78,622,154,514)	(146,004,882,189)	(195,378,308,672)
Dividends received	36,144,449,964	38,966,989,414	59,853,908,865	28,178,294,992
Income tax paid	(19,938,669,170)	(33,403,354,911)	(58,327,530,416)	(35,127,264,485)
Net cash outflow from investing activities	(292,861,339,247)	(789,375,887,238)	(164,018,127,193)	(953,734,065,873)
Deposit in long-term financial instruments	297,945,500,000	82,642,379,939	608,666,120,338	(630,528,202,922)
Acquisition of available-for-sale financial assets	(1,633,546,432,388)	(1,599,689,119,426)	(2,206,876,291,501)	(677,675,174,371)
Disposal of available-for-sale financial assets	1,061,444,897,833	718,115,914,470	1,454,876,965,009	494,187,441,658
Acquisition of held-to-maturity financial assets	—	—	—	(10,000,000,000)
Acquisition of investments of subsidiaries and associates	(117,605,925,300)	(45,270,329,142)	(123,192,954,013)	(414,798,177,295)
Disposal of investment of subsidiaries and associates	100,983,803,243	52,502,212,978	93,392,771,481	187,680,356,396
Acquisition of property and equipment	(1,245,650,950)	(2,212,776,782)	(2,617,493,192)	(4,897,401,625)
Disposal of property and equipment	1,174,545	298,070,725	299,515,455	89,493,500,418
Acquisition of intangible assets	(863,706,230)	(521,320,000)	(959,840,770)	(1,359,234,137)
Disposal of intangible assets	25,000,000	1,576,700,000	3,210,700,000	757,310,510
Acquisition of investment property	—	—	—	(25,783,418)
Disposal of investment property	—	3,182,380,000	9,182,380,000	13,950,175,001
Others	—	—	—	(518,876,088)
Net cash inflow (outflow) from financing activities	818,896,636,405	(224,122,461,658)	(427,787,748,476)	(70,176,821,630)
Decrease (Increase) in borrowings	823,261,101,205	(212,629,426,189)	(415,079,478,610)	(30,982,665,742)
Decrease (Increase) in guarantee deposits received	(1,565,000,000)	(498,237,269)	(1,713,471,666)	(2,424,570,000)
Dividends paid	(109,948,191,500)	(10,994,798,200)	(10,994,798,200)	(36,769,585,888)
Sale of treasury stock	107,148,726,700	—
Effect of exchange rate changes on cash and cash equivalents	(541,122,832)	1,120,704,005	532,079,180	(211,905,526)
Net increase (decrease) in cash and cash equivalents	(1,057,860,802)	(72,353,838,795)	(221,350,924,309)	11,788,269,526
Cash and cash equivalents at the beginning of the year	203,635,038,166	424,985,962,475	424,985,962,475	413,197,692,949
Cash and cash equivalents at the end of the year	202,577,177,364	352,632,123,680	203,635,038,166	424,985,962,475

5.	Notes to Separate Financial Statements

1.	Summary of Hyundai Securities

Hyundai Securities was established in 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, Hyundai Securities changed its name to “Hyundai Securities Co., Ltd.” In 1975, Hyundai Securities’ shares were listed on the Korean Stock Exchange. As of June 30, 2016, Hyundai Securities has 97 branch offices in Korea and one overseas branch office.

As of June 30, 2016, all issued and outstanding shares are publicly traded. After several capital increases, the capital stock of Hyundai Securities is KRW1,183,063 million, and as of May 31, 2016, KB Financial Group holds 29.62% of common stock, since the largest shareholder has been changed from Hyundai Merchant Marine Co., Ltd. to KB Financial Group.

2.	Significant Accounting Policies

2.1	Basis of preparation

Hyundai Securities Co., Ltd.’s interim separate financial statements for the six-month period ended June 30, 2016 have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim separate financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2016.

(1)	New standards and amendments adopted by Hyundai Securities

Hyundai Securities newly applied the following new standards, amendments and interpretations for the annual period beginning on January 1, 2016, and this application does not have a material impact on the financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

Korean IFRS 1001, Presentation of Financial Statements, clarifies that the disclosed line items can be omitted, added and aggregated in the list according to their materiality. Requirements for presenting the share in the other comprehensive income of associates and joint ventures accounted for under the equity method are clarified. Also, additional requirements for disclosures in the notes and others are provided.

•	Amendment to Korean IFRS 1011, Construction Contract; Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; and Interpretation 2115, Arrangements for Property Construction

These standards and interpretation clarify the requirement that specific accounting estimates for contract-based industry and information relating to potential risk should be disclosed in detail classified by individual construction and operating segment.

•	Amendment to Korean IFRS 1016, Property, Plant and Equipment, and Korean IFRS 1041, Agriculture and Fishing: Productive Plants

“Bearer Plants” are excluded from the scope of Korean IFRS 1041, Agriculture and Fishing: Productive Plants, while they are included within the scope of Korean IFRS 1016, Property, Plant and Equipment.

•	Amendment to Korean IFRS 1016, Property, Plant and Equipment, and Korean IFRS 1038, Intangible assets: Amortization Based on Revenue

A depreciation or amortization method that is based on revenue is inappropriate except for intangible assets in the limited circumstances because a depreciation or amortization method that is based on revenue is affected by factors that are not directly linked to the consumption of the economic benefits of the asset such as sales volume and others.

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1112, Disclosures of Interests in Other Entities and Korean IFRS 1028, Investments in Associates and Joint Ventures

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, clarifies that the exemption from preparing the consolidated financial statements can be applied to a subsidiary whose parent company is an investment entity, and clarifies that a parent company that is an investment entity does not consolidate its subsidiaries in case a subsidiary itself meets the conditions to become an investment entity and renders services related to investing activities of its parent company.

•	Amendment to Korean IFRS 1028, Investments in Associates and Joint Ventures, provides the exemption that, if an entity that is not itself an investment entity has an interest in an associate that is an investment entity, the entity may, when applying the equity method, does not need to make the associate’s accounting policies conform to those of the entity.

•	Amendment to Korean IFRS 1112, Disclosures of Interests in Other Entities, clarifies the scope of disclosures relating to an investment entity.

•	Amendment to Korean IFRS 1111, Joint Arrangements

Korean IFRS 1111, Joint Arrangements, clarifies that an acquirer of an interest in a joint operation where the activities of the operation constitute a business is required to apply all of the principles of accounting for business combination.

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

•	Amendment to Korean IFRS 1105, Non-current Assets Held for Sale and Discontinued Operation, clarifies that when an asset is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, the existing accounting treatment should be retained.

•	Amendment to Korean IFRS 1107, Financial Instruments: Disclosures, clarifies the specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’ and also clarifies that the additional disclosures relating to 2012 amendments ‘Offsetting of Financial Assets and Financial Liabilities’ only need to be included in interim reports if required by Korean IFRS 1034, Interim Financial Reporting.

•	Amendment to Korean IFRS 1019, Employee Benefits, clarifies that when determining the discount rate for post-employment benefit obligations, it is the currency in which the liabilities are denominated that is important, and not the country where they arise.

•	Amendment to Korean IFRS 1034, Interim Financial Reporting, clarifies what is meant by the reference in the Standard to ‘information disclosed elsewhere in the interim financial report’ and adds a requirement to cross-reference from the interim financial statements to the location of that information.

(2)	New and amended standards and interpretations not yet adopted by Hyundai Securities

New standards and interpretations issued, but not effective for the financial year beginning January 1, 2016, and not early adopted are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2016 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. Hyundai Securities Co., Ltd. is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. Hyundai Securities Co., Ltd. is in the process of determining the effects resulting from the adoption of the new Standard.

2.2	Accounting policies

Significant accounting policies and method of computation applied in the preparation of the interim separate financial statements are consistent with those of the separate financial statements for the year ended December 31, 2015, except for the changes due to the application of new standards and amendments described in Note 2.1 (1) and the one described below.

1)	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	Critical Accounting Estimates and Assumptions

Hyundai Securities makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these interim separate financial statements are the same as those that applied to the separate financial statements for the year ended December 31, 2015, except for the estimates used to determine income tax expense.

4.	Segment Information

(1)	Types of services from which each reportable segment derives its revenues

Management of Hyundai Securities decides operating segment based on the information, which is to be reported to Hyundai Securities’ chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment.

In accordance with K-IFRS 1108, reporting segments of Hyundai Securities by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and asset management	Provision of brokerage services as well as asset management products and services to retail, corporate and institutional customers
Corporate finance	Provision of corporate advisory services related to corporate funding as well as underwriting services, including corporate bond offerings, structured finance, initial public offerings, capital increases and M&A advisory
Trading	Securities and derivatives transactions and proprietary investments
Others	Other operations and various support operations

(2)	Financial information by operating segment, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

					(Unit: KRW thousands)
Type	Operating Income	Operating Expenses	Operating Profit (loss)	Non-operating Income (expense)	Income Tax Expense [1]	Net Income (loss)
Brokerage and asset management	281,847,987	267,719,615	14,128,372	10,371,152	—	24,499,524
Corporate finance	72,115,641	39,812,511	32,303,130	—	—	32,303,130
Trading	1,733,723,265	1,759,309,523	(25,586,258)	508,043	—	(25,078,215)
Others	36,566,962	32,523,893	4,043,069	(9,018,647)	7,532,001	(12,507,579)

Total	2,124,253,855	2,099,365,542	24,888,313	1,860,548	7,532,001	19,216,860

1.	Income tax expense, which cannot be reasonably allocated to each segment, was classified as other businesses.

<1H 2015>

					(Unit: KRW thousands)
Type	Operating Income	Operating Expenses	Operating Profit(loss)	Non-operating Income(expense)	Income Tax Expense [1]	Net Income (loss)
Brokerage and asset management	310,467,630	275,258,029	35,209,601	7,819,276	—	43,028,877
Corporate finance	56,260,399	30,341,206	25,919,193	(641,864)	—	25,277,329
Trading	1,331,262,325	1,246,617,615	84,644,710	413,201	—	85,057,911
Others	17,067,024	6,201,700	10,865,324	7,838,348	45,855,402	(27,151,730)

Total	1,715,057,378	1,558,418,550	156,638,828	15,428,961	45,855,402	126,212,387

1.	Income tax expense, which cannot be reasonably allocated to each segment, was classified as other businesses.

Segment revenue reported above represents revenue generated from external customer and segment expense includes costs identified, costs that can be separately allocated to the segment and internal interest. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

(3)	Financial information by segment assets and liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Assets	Liabilities
Brokerage and asset management	2,794,283,821	2,127,753,527
Corporate finance	457,418,451	100,934,442
Trading	16,735,597,223	15,034,178,729
Others	3,211,022,717	2,625,349,230

Total	23,198,322,212	19,888,215,928

<December 31, 2015>

	(Unit: KRW thousands)
Type	Assets	Liabilities
Brokerage and asset management	2,408,096,168	1,634,317,623
Corporate finance	650,892,261	120,683,884
Trading	14,810,879,335	13,538,937,184
Others	3,427,841,041	2,724,857,755

Total	21,297,708,805	18,018,796,446

(4)	Information on principal customers

No customers contributed 10% or more to Hyundai Securities’ revenue for the six-month periods ended June 30, 2016 and 2015.

5.	Cash and Deposits

(1)	The details of cash and deposits, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Cash and cash equivalents
Cash on hand	3,542	3,102
Fixed deposit and installment deposits	50,000,000	—
Demand deposits	69,072,612	113,280,062
Current deposits	3,399,097	3,782,433
Foreign currency deposits	50,101,926	79,969,441
MMDA	30,000,000	6,600,000

Subtotal	202,577,177	203,635,038

Deposits
Subscription deposits	1,734,199	—
Reserve for claims of customers’ deposits (deposits)	54,096,584	145,073,983
Performance deposits for securities lending and borrowing	350,000,000	—
Deposits for exchange-traded derivatives	635,404,903	409,132,307
Guarantee deposits for stock borrowings from KSFC	2,576,325	958,171
Long-term deposits	649,224,500	945,960,000
Restricted due from financial institutes	39,000	39,000
Margin accounts for trading financial instruments in foreign markets	68,088,721	65,462,257

Subtotal	1,761,164,232	1,566,625,718

Total	1,963,741,409	1,770,260,756

(2)	Restricted deposits, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Deposits:
Subscription deposits [1]	1,734,199	—
Reserve for claims of customers’ deposits (deposits) [2]	54,096,584	145,073,983
Performance deposits for securities lending and borrowing [3]	350,000,000	—
Deposits for exchange-traded derivatives [4]	635,404,903	409,132,307
Guarantee deposits for stock borrowings from KSFC [5]	2,576,325	958,171
Long-term deposits [6]	482,000,000	362,000,000
Restricted due from financial institutes (For checking accounts) [7]	39,000	39,000
Margin accounts for trading financial instruments in foreign markets [8]	68,088,721	65,462,257

Total	1,593,939,732	982,665,718

1.	Subscription deposit is Hyundai Securities deposits separately the subscription margin of Hyundai Securities and investors to KSFC or relevant financial institution before the deadline. This deposit is for subscription of security, which is newly issued or sold. Hyundai Securities distinguishes this deposit through marking deposit for subscription by security issuance or selling company, in accordance with the provisions of Article 4-44 regulations of the Financial Investment Industry.
2.	The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investees, such as return of deposit and others, in accordance with Article 74 of the Act.
3.	Deposits to KSFC for assurance of performance of securities lending and borrowing.
4.	The deposits for exchange-traded derivatives that the investors and Hyundai Securities pay for derivatives and foreign exchange margin trading to KEB Hana Bank and Forex Dealer Member are recognized as deposits.
5.	The guarantee deposits for stock borrowing from KSFC are the margin of investee’s lending and borrowing securities transaction, which are deposited in KSFC.
6.	Pledged deposits for net settlements of KFTC and collaterals provided for derivatives transactions are included.
7.	Guarantee deposits for checking accounts.
8.	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

6.	Financial Assets at Fair Value Through Profit or Loss

(1)	The details of financial instruments at FVTPL, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Financial assets held for trading	12,613,346,419	12,027,795,163
Financial assets designated at FVTPL	824,444,512	622,659,564

Total	13,437,790,931	12,650,454,727

(2)	The details of financial instruments held for trading, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Deposits:
Reserve for claims of customers’ deposits (trust)	1,484,428,687	1,381,592,408
Equity instruments:
Stocks	316,530,369	219,036,276
Collective investment securities	467,699,469	389,421,398
Debt instruments:
National and local government bonds	2,136,278,691	2,178,859,981
Special bonds	3,790,858,760	3,106,491,471
Corporate bonds	2,481,825,415	2,969,989,943
Corporate commercial papers	677,170,174	701,629,535
Electronic short-term bonds	485,979,781	306,424,342
Securities in foreign currency:
Stock in foreign currency	1,801,089	336,473
Bonds in foreign currency	722,829,664	705,213,841
Collective investment securities in foreign currency	6,187,724	28,553,053
Other held for trading securities	41,756,596	40,246,442

Total	12,613,346,419	12,027,795,163

(3)	The details of financial instruments designated at FVTPL, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Derivative linked securities:
Equity-linked securities	287,909,881	167,382,239
Other derivative linked securities	241,749,367	258,500,156
Other OTC derivative combined contract	160,819,079	81,889,215
Debt instruments:
Convertible bonds	88,786,439	72,027,633
Equity instruments:
Contingent convertible bonds	40,496,295	39,824,376
Redeemable convertible preferred stocks	4,683,451	3,035,945

Total	824,444,512	622,659,564

Above financial assets designated at FVTPL are hybrid financial instruments combined with derivative financial instrument and equity instrument or debt instrument. Hyundai Securities designated the entire contract as financial assets at FVTPL instead of accounting for the derivative financial instruments embedded in the hybrid financial instruments separately.

7.	Derivatives and Hedge Accounting

(1)	Derivatives owned by Hyundai Securities, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

				(Unit: KRW thousands)
	Assets		Liabilities		Unsettled amount
Type	Hedge	Arbitrage	Hedge	Arbitrage
Exchange-traded derivatives:
Interest rate
Futures	—	—	—	—	1,603,722,282
Equity
Futures	—	—	—	—	1,760,444,987
Long options	—	9,995,510	—	—	3,978,238,200
Short options	—	—	—	16,659,983	6,190,167,475
Currency
Futures	—	—	—	—	96,679,927
Goods
Futures	—	—	—	—	543,711

Subtotal	—	9,995,510	—	16,659,983	13,629,796,582

OTC derivative:
Interest rate
Swaps	—	113,073,092	—	107,332,860	34,268,775,142
Options	—	—	—	14,058,430	380,823,000
Currency
Forwards	769,525	25,609,702	5,509,042	17,078,889	3,044,064,623
Swaps	—	4,821,361	—	6,800,774	2,620,668,176
Equity
Swaps	—	195,948,889	—	371,725,037	8,232,764,363
Long options	—	84,623,614	—	—	2,681,680,292
Short options	—	—	—	175,601,782	3,839,899,098
Credit
Swaps	—	33,291,225	—	30,380,789	3,939,944,876
Goods
Swaps	—	2,452,950	—	6,149,536	26,976,526
Others
Long options	—	751,101	—	—	67,745,483
Short options	—	—	—	3,746,404	74,925,082

Subtotal	769,525	460,571,934	5,509,042	732,874,501	59,178,266,661

Total	769,525	470,567,444	5,509,042	749,534,484	72,808,063,243

<December 31, 2015>

			(Unit: KRW thousands)
	Assets		Liabilities		Unsettled amount
Type	Hedge	Arbitrage	Hedge	Arbitrage
Exchange-traded derivatives:
Interest rate
Futures	—	—	—	—	1,861,504,082
Equity
Futures	—	—	—	—	840,982,167
Long options	—	5,937,028	—	—	2,072,343,014
Short options	—	—	—	9,670,551	1,631,488,967
Currency
Futures	—	—	—	—	133,120,155

Subtotal	—	5,937,028	—	9,670,551	6,539,438,385

OTC derivatives:
Interest rate
Swaps	—	132,192,120	—	128,147,014	32,637,374,234
Options	—	—	—	7,326,126	461,480,000
Currency
Forwards	3,689,571	39,700,119	1,861,969	41,734,123	3,173,935,010
Swaps	—	9,382,132	—	10,620,649	2,721,287,710
Equity
Swaps	—	216,126,591	—	360,500,622	12,355,454,561
Long options	—	24,768,940	—	—	36,317,060
Short options	—	—	—	7,779,947	83,399,990
Credit
Swaps	—	30,439,500	—	26,050,250	3,796,885,760
Goods
Swaps	—	1,090,139	—	14,704,742	52,305,700
Others
Long options	—	35,699,105	—	—	2,848,304,528
Short options	—	—	—	240,766,775	4,048,194,375

Subtotal	3,689,571	489,398,646	1,861,969	837,630,248	62,214,938,928

Total	3,689,571	495,335,674	1,861,969	847,300,799	68,754,377,313

Hyundai Securities entered into the derivative contracts and applied fair value hedge and net investment in a foreign operation hedge for hedging currency risks which arise from fair value of the foreign AFS securities and net investment in a foreign operation.

(2)	Gain or loss on valuation derivatives, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Gain(loss) on valuation of hedging instrument	(9,040,076)	868,370
Gain(loss) for hedged risk	9,040,076	(868,370)

Total	—	—

8.	Available-for-sale Financial Assets

(1)	The details of available-for-sale financial assets as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Equity instruments
Stocks	202,478,794	237,858,710
Investment in partnerships	64,719,227	56,779,645
Collective investment securities	218,246,228	206,953,477
Debt instruments
National and local government bonds	165,774,309	118,268,785
Special bonds	775,660,044	584,979,628
Corporate bonds	1,049,680,214	703,706,302
Joint compensation fund	13,721,973	13,597,009
Securities in foreign currency
Bonds in foreign currency	179,652,956	192,574,768
Investment in partnerships in foreign currency	62,867,271	53,974,840
Other available-for-sale financial assets	32,238,471	31,974,432

Total	2,765,039,487	2,200,667,596

Impairment losses on financial assets available for sale, for the six-month periods ended June 30, 2016 and 2015, amount to KRW17,769 million and KRW2,596 million, respectively, which arise in stocks and investment in partnerships.

(2)	Changes in gains and losses on valuation of AFS securities (before reflecting deferred tax effect), for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

				(Unit: KRW thousands)
Type	Beginning balance	Valuation	Impairment	Disposal	Ending balance
Stocks	153,235,226	6,002,616	(771,187)	(14,658,136)	143,808,519
Investment in partnerships	6,661,676	4,336,653	—	(242,086)	10,756,243
Collective investment securities	654,442	388,499	3,376,860	(921,258)	3,498,543
National and local government bonds	(73,556)	3,189,126	—	85,011	3,200,581
Special bonds	463,101	2,428,061	—	(284,140)	2,607,022
Corporate bonds	3,184,739	3,798,096	—	(282,852)	6,699,983
Securities in foreign currency	(936,226)	2,655,183	—	(702,638)	1,016,319
Other available-for-sale financial assets	1,674,430	(230,804)	—	—	1,443,626

Total	164,863,832	22,567,430	2,605,673	(17,006,099)	173,030,836

<1H 2015>

				(Unit: KRW thousands)
Type	Beginning balance	Valuation	Impairment	Disposal	Ending balance
Stocks	152,233,291	33,895,756	91,790	—	186,220,837
Investment in partnerships	2,328,213	3,525,139	—	(690,753)	5,162,599
Collective investment securities	4,207,466	2,051,910	—	(3,711,593)	2,547,783
National and local government bonds	980,981	45,354	—	(1,133,212)	(106,877)
Special bonds	1,395,413	2,045,881	—	(1,176,546)	2,264,748
Corporate bonds	2,413,819	2,006,775	—	(325,189)	4,095,405
Securities in foreign currency	(129,291)	(729)	—	37,525	(92,495)
Other available-for-sale financial assets	1,470,983	389,731	—	—	1,860,714

Total	164,900,875	43,959,817	91,790	(6,999,768)	201,952,714

9.	Held-To-Maturity Financial Assets

The details of held-to-maturity financial assets, as of June 30, 2016 and December 31, 2015, are as follows:

					(Unit: KRW thousands)
Type	June 30, 2016			December 31, 2015
	Acquisition cost	Amortized cost	Book value	Acquisition cost	Amortized cost	Book value
Unsecured corporate bonds[1]	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000

1.	Unsecured corporate bonds classified as HTM financial assets pay 2.21% interest per annum quarterly and is due to mature in November 2017. The credit rating of counterparty is AAA.

10.	Investments in Subsidiaries

(1)	The details of Hyundai Securities’ investments in subsidiaries accounted at cost method, as of June 30, 2016 and December 31, 2015, are as follows:

					(Unit: KRW thousands)
Name of Subsidiary	Location	Main Business Operations	June 30, 2016		December 31, 2015
			Percentage of Ownership (%)	Book Value	Percentage of Ownership (%)	Book Value	Fiscal Year End
Hyundai Securities America Inc.	USA	Investment, advisory	100.00	26,289,525	100.00	26,289,525	December 31
Hyundai Securities Asia Ltd.	Hong Kong	Investment, advisory	100.00	26,734,369	100.00	26,734,369	December 31
Hyundai Asset Management Co., Ltd.	Korea	Collective investment business	100.00	25,541,152	100.00	25,541,152	December 31
Korea Pacific No. 08 Ship Investment Co., Ltd.	Korea	Other	—	—	99.57	—	December 31
Hyundai Savings Bank	Korea	Savings bank	100.00	258,385,000	100.00	258,385,000	December 31
Jueun Power Middle 7	Korea	Funds	100.00	15,262,461	100.00	15,262,461	December 31
G1 Shinhan Special Short Public Bonds H-3	Korea	Funds	100.00	65,028	100.00	65,028	December 31
Hanareum Gold Middle 3	Korea	Funds	100.00	92,054	100.00	92,054	December 31
Hyundai Youfirst Private Real Estate Trust 1	Korea	Funds	60.00	899,910	60.00	899,910	December 31
Hyundai Smart Index Alpha Derivative Feeder Trust 1	Korea	Funds	97.68	10,916,734	97.00	10,916,734	December 31
Hyundai Trust Bond Feeder Trust 1	Korea	Funds	99.87	14,088,674	99.89	14,088,674	December 31
Hyundai Strong Korea Equity Trust 1	Korea	Funds	76.36	16,466,930	52.60	16,466,930	December 31
Hyundai Kidzania Equity Feeder Trust 1	Korea	Funds	73.17	1,938,866	72.21	1,938,866	December 31
Hyundai Value Plus Equity Feeder Trust 1	Korea	Funds	99.37	16,153,659	99.37	16,153,659	December 31
Hyundai Group Plus Equity Feeder Trust 1	Korea	Funds	—	—	100.00	959,270	December 31
Notheast Asia 41 Ship Investment Company (1)	Korea	Other	99.99	15,023,512	99.99	29,400,815	December 31
Hyundai Strong-small Corporate Trust 1	Korea	Funds	79.33	18,735,093	76.75	18,735,093	December 31
Hyundai Youfirst Private Equity Real Estate Investment Trusts 15 (2)	Korea	Funds	35.00	52,500,000	35.00	52,500,000	December 31
Able Quant Asia Pacific Master Fund Limited	Cayman Islands	Funds	100.00	71,090,151	100.00	107,710,431	December 31
Aquila Global Real Assets Fund No.1 LP	Germany	Funds	99.96	17,909,857	99.96	17,762,211	December 31
HYUNDAI Global-multi Asset Investment Master Trust	Korea	Funds	—	—	100.00	3,121,847	December 31
JB New Jersey Private Real Estate Fund 1	Korea	Funds	98.15	15,933,600	98.15	15,933,600	December 31
Heungkuk Global High-class Private Real Estate Trust 23	Korea	Funds	100.00	139,430,619	100.00	131,708,693	December 31
Heungkuk High-class Private Real Estate Trust 21	Korea	Funds	100.00	18,000,000	100.00	18,000,000	December 31
Kyobo Axa Private Tomorrow Star Separate Taxation High Yield Securities Investment Trust 1	Korea	Funds	100.00	17,500,000	99.50	20,000,000	December 31
Hyundai DynaMIX Securities Feeder Investment Trust 1	Korea	Funds	99.97	6,781,467	—	—	December 31
Hyundai Quant Long Short Securities Feeder Investment Trust 1	Korea	Funds	100.00	7,312,096	—	—	December 31
Hyundai China Index Plus Investment Trust 1	Korea	Funds	68.43	5,806,279	—	—	December 31
Samsung Securities Co., Ltd. MMT 2	Korea	Money Market Trust	—	—	100.00	58,465,000	December 31
Samsung Securities Co., Ltd. MMT 4	Korea	Money Market Trust	100.00	84,884,000	—	—	December 31
Able DCM Blue Co., Ltd. and etc. (2)	Korea etc.	Asset-backed securitization	—	—	—	—	—

Total				883,741,036		887,131,322

1.	Provided as collateral for other borrowings as of June 30, 2016.
2.	Hyundai Securities has substantive power over the SPEs and is exposed to variable returns. Accordingly, these SPEs are included in subsidiaries although Hyundai Securities’ ownership is less than 50%.

(2)	The details of changes in Hyundai Securities’ investments in subsidiaries changes, for the six-months periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

						(Unit: KRW thousands)
Name of Subsidiaries	Beginning Balance	Acquisition	Disposal	Impairment (1)	Re- categorized (2)	Other Increases	Ending Balance
Hyundai Securities America Inc.	26,289,525	—	—	—	—	—	26,289,525
Hyundai Securities Asia Ltd.	26,734,369	—	—	—	—	—	26,734,369
Hyundai Asset Management Co., Ltd.	25,541,152	—	—	—	—	—	25,541,152
Hyundai Savings Bank	258,385,000	—	—	—	—	—	258,385,000
Jueun Power Middle 7	15,262,461	—	—	—	—	—	15,262,461
G1 Shinhan Special Short Public Bonds H-3	65,028	—	—	—	—	—	65,028
Hanareum Gold Middle 3	92,054	—	—	—	—	—	92,054
Hyundai Youfirst Private Real Estate Trust 1	899,910	—	—	—	—	—	899,910
Hyundai Smart Index Alpha Derivative Feeder Trust 1	10,916,734	—	—	—	—	—	10,916,734
Hyundai Trust Bond Feeder Trust 1	14,088,674	—	—	—	—	—	14,088,674
Hyundai Strong Korea Equity Trust 1	16,466,930	—	—	—	—	—	16,466,930
Hyundai Kidzania Equity Feeder Trust 1	1,938,866	—	—	—	—	—	1,938,866
Hyundai Value Plus Equity Feeder Trust 1	16,153,659	—	—	—	—	—	16,153,659
Hyundai Group Plus Equity Feeder Trust 1	959,270	—	(959,270)	—	—	—	—
Northeast Asia 41 Ship Investment Company (1)	29,400,815	—	(2,934,760)	(11,442,543)	—	—	15,023,512
Hyundai Strong-small Corporate Trust 1	18,735,093	—	—	—	—	—	18,735,093
Hyundai Youfirst Private Equity Real Estate Investment Trusts 15 (2)	52,500,000	—	—	—	—	—	52,500,000
Able Quant Asia Pacific Master Fund Limited	107,710,431	—	(32,313,129)	(4,307,151)	—	—	71,090,151
Aquila Global Real Assets Fund No.1 LP	17,762,211	—	—	—	—	147,646	17,909,857
Hyundai Global-multi Asset Investment Master Trust	3,121,847	—	(3,121,847)	—	—	—	—
JB New Jersey Private Real Estate Fund 1	15,933,600	—	—	—	—	—	15,933,600
Heungkuk Global High-class Private Real Estate Trust 23	131,708,693	7,721,926	—	—	—	—	139,430,619
Heungkuk High-class Private Real Estate Trust 21	18,000,000	—	—	—	—	—	18,000,000
Kyobo Axa Private Tomorrow Star Separate Taxation High Yield Securities Investment Trust 1	20,000,000	—	(2,500,000)	—	—	—	17,500,000
Hyundai DynaMIX Securities Feeder Investment Trust 1	—	—	—	—	6,781,467	—	6,781,467
Hyundai Quant Long Short Securities Feeder Investment Trust 1	—	—	—	—	7,312,096	—	7,312,096
Hyundai China Index Plus Investment Trust 1	—	—	—	—	5,806,279	—	5,806,279
Samsung Securities Co., Ltd. MMT 2	58,465,000	—	(58,465,000)	—	—	—	—
Samsung Securities Co., Ltd. MMT 4	—	84,884,000	—	—	—	—	84,884,000

Total	887,131,322	92,605,926	(100,294,006)	(15,749,694)	19,899,842	147,646	883,741,036

1.	Due to decreases in fair value of investments for the six-month period ended June 30, 2016, Hyundai Securities recognized the difference between the recoverable amount and the book value of investments in the amount of KRW15,750 million as an impairment loss in its statements of comprehensive income.
2.	Entities that were previously categorized as available-for-sale financial assets have been re-categorized as subsidiaries due to a determination that Hyundai Securities has substantive power over the entities.

<1H 2015>

						(Unit: KRW thousands)
Name of Subsidiaries	Beginning Balance	Acquisition	Disposal	Impairment (1)	Re- categorized (2)	Other Increases	Ending Balance
Hyundai Securities America Inc.	26,289,525	—	—	—	—	—	26,289,525
Hyundai Securities Europe Ltd.	13,949,568	—	—	—	—	—	13,949,568
Hyundai Securities Asia Ltd.	26,734,369	—	—	—	—	—	26,734,369
Hyundai Asset Management Co., Ltd.	25,541,152	—	—	—	—	—	25,541,152
Hyundai Savings Bank	258,385,000	—	—	—	—	—	258,385,000
Jueun Power Middle 7	20,678,173	—	—	—	—	—	20,678,173
G1 Shinhan Special Short Public Bonds H-3	88,252	—	—	—	—	—	88,252
New Short Public Bonds	2,864	—	(2,864)	—	—	—	—
Hanareum Gold Middle 3	219,905	—	—	—	—	—	219,905
Hyundai Youfirst Private Real Estate Trust 1	899,910	—	—	—	—	—	899,910
Hyundai Smart Index Alpha Derivative Feeder Trust 1	10,916,734	—	—	—	—	—	10,916,734
Hyundai Trust Bond Feeder Trust 1	13,621,925	—	—	—	—	—	13,621,925
Hyundai Strong Korea Equity Trust 1	16,250,958	—	—	—	—	—	16,250,958
Hyundai Kidzania Equity Feeder Trust 1	1,856,148	—	—	—	—	—	1,856,148
Hyundai Value Plus Equity Feeder Trust 1	2,975,601	11,931,823	—	—	—	—	14,907,424
Hyundai Group Plus Equity Feeder Trust 1	959,270	—	—	—	—	—	959,270
Northeast Asia 41 Ship Investment Company (1)	34,993,670	—	(2,760,355)	—	—	—	32,233,315
Hyundai Strong-small Corporate Trust 1	13,863,290	4,871,803	—	—	—	—	18,735,093
Hanada All Land Chip Private Real Estate Trust 54	37,418,657	—	—	—	(37,418,657)	—	—
Hyundai Youfirst Private Equity Real Estate Investment Trusts 15 (2)	52,500,000	—	—	—	—	—	52,500,000
Able Quant Asia Pacific Master Fund Limited	114,470,000	—	—	(11,234,971)	—	—	103,235,029
Aquila Global Real Assets Fund No.1 LP	14,799,996	3,419,856	—	—	—	(655,095)	17,564,757
Hyundai Global-multi Asset Investment Master Trust	3,000,000	121,848	—	—	—	—	3,121,848
Asset-plus Private Equity Investment Trust 14	10,000,000	—	(10,000,000)	—	—	—	—
KTB Publicly Offered Shares High-yield Private Fund 4	20,000,000	—	(20,000,000)	—	—	—	—
Eugene Smart Robust Private Equity Derivatives 1	10,000,000	—	(10,000,000)	—	—	—	—
JB New Jersey Private Real Estate Fund 1	15,933,600	—	—	—	—	—	15,933,600
Heungkuk Global High-class Private Real Estate Trust 23	131,708,693	—	—	—	—	—	131,708,693
Hyundai Kon-tiki Specialized Privately Placed Fund	5,192,970	—	—	—	(5,192,970)	—	—
Heungkuk High-class Private Real Estate Trust 21	18,000,000	—	—	—	—	—	18,000,000
KTB System Trading Securities Investment Trust I-2	5,000,000	—	(5,000,000)	—	—	—	—
Kyobo Axa Private Tomorrow Star Separate Taxation High Yield Securities Investment Trust 1	—	20,000,000	—	—	—	—	20,000,000
Igis Korif Private Placement Real Estate Fund No.14	—	3,000,000	—	—	—	—	3,000,000

Total	906,250,230	43,345,330	(47,763,219)	(11,234,971)	(42,611,627)	(655,095)	847,330,648

1.	Due to decreases in fair value of investments, Hyundai Securities recognized the difference between the recoverable amount and the book value of investments in the amount of KRW11,235 million as an impairment loss in its statements of comprehensive income.
2.	Re-categorized as available-for-sale financial assets due to a determination that Hyundai Securities has lost substantive power over the entities.

11.	Investments In Associates

(1)	Investments in associates as of June 30, 2016 and December 31, 2015, are as follows:

								(Unit: KRW thousands)
Type	Location	Main Business Operations	Month	June 30, 2016			December 31, 2015
				Percentage of ownership (%)	Acquisition cost	Book value	Percentage of ownership (%)	Acquisition cost	Book value
Wise Asset Management Co., Ltd.[1]	Korea	Asset management	—	33.00	4,629,876	—	33.00	4,629,876	—
Hyundai-Tongyang Agrifood Private Equity Fund	Korea	Investment	December	25.47	3,912,000	3,912,000	25.47	3,912,000	3,912,000
Keystone-Hyundai Sec. No.1 Private Equity Fund [2]	Korea	Investment	December	5.64	1,925,000	1,925,000	5.64	1,925,000	1,925,000

Total					10,466,876	5,837,000		10,466,876	5,837,000

1.	Hyundai Securities recognized the entire book value as a loss during the year ended March 31, 2011, due to expected loss due from operating derivatives and employee embezzlement. Disposal of securities are restricted due to safeguard deposit requirements as of June 30, 2016.
2.	Though the ownership of Hyundai Securities is less than 20%, these are included as associates, since Hyundai Securities has significant influence over investee’s policy and operations.

(2)	Changes in investments in associates, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

			(Unit: KRW thousands)
Company Name	Beginning balance	Acquisition	Replacement [1]	Ending balance
Hyundai-Tongyang Agrifood Private Equity Fund	3,912,000	—	—	3,912,000
Keystone-Hyundai Sec. No.1 Private Equity Fund	1,925,000	—	—	1,925,000
K Bank	—	25,000,000	(25,000,000)	—

Total	5,837,000	25,000,000	(25,000,000)	5,837,000

1.	Replaced amount to asset held for sale (Note 19)

<1H 2015>

			(Unit: KRW thousands)
Company Name	Beginning balance	Acquisition	Replacement	Ending balance
Hyundai-Tongyang Agrifood Private Equity Fund	4,870,250	—	(305,575)	4,564,675
Keystone-Hyundai Sec. No.1 Private Equity Fund	—	1,925,000	—	1,925,000

Total	4,870,250	1,925,000	(305,575)	6,489,675

12.	Loans

(1)	The details of loans, as of June 30, 2016 and December 31, 2015, are as follows:

					(Unit: KRW thousands)
Name of Account	June 30, 2016			December 31, 2015
	Face value	Allowances	Book value	Face value	Allowances	Book value
Broker’s loans	1,665,149,023	—	1,665,149,023	1,504,164,450	—	1,504,164,450
Securities purchased under repurchase agreements	200,000	—	200,000	200,000	—	200,000
Loans to employees	63,922,486	—	63,922,486	68,381,308	—	68,381,308
Loans receivable	110,336,000	—	110,336,000	39,120,000	—	39,120,000
Purchased loans	63,454,907	(29,108,424)	34,346,483	119,485,535	(27,266,009)	92,219,526
Advances for customers	10,225,253	(10,019,715)	205,538	10,225,286	(10,019,715)	205,571
Dishonored bonds	6,845,309	(6,845,309)	—	6,845,309	(6,845,309)	—
Private placement bonds	351,958,819	(20,515,819)	331,443,000	398,196,819	(415,819)	397,781,000
Net deferred origination fees and costs	(1,535,305)	—	(1,535,305)	(1,311,973)	—	(1,311,973)
Discount	(117,759)	—	(117,759)	(1,306,593)	—	(1,306,593)

Total	2,270,438,733	(66,489,267)	2,203,949,466	2,144,000,141	(44,546,852)	2,099,453,289

(2)	The changes in allowances for loan losses, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

					(Unit: KRW thousands)
Type	Broker’s Loans	Purchased Loans	Advances for Customers	Dishonored Bonds	Private Placement Bonds	Total
Beginning balance	—	(27,266,009)	(10,019,715)	(6,845,309)	(415,819)	(44,546,852)
Bad debt expenses	—	(1,842,415)	—	—	(20,100,000)	(21,942,415)
Ending balance	—	(29,108,424)	(10,019,715)	(6,845,309)	(20,515,819)	(66,489,267)

<1H 2015>

					(Unit: KRW thousands)
Type	Broker’s Loans	Purchased Loans	Advances for Customers	Dishonored Bonds	Private Placement Bonds	Total
Beginning balance	—	(26,810,557)	(10,130,714)	(6,881,450)	(1,107,734)	(44,930,455)
Bad debt expenses	(1)	—	—	—	—	(1)
Ending balance	(1)	(26,810,557)	(10,130,714)	(6,881,450)	(1,107,734)	(44,930,456)

13.	Reserve of Credit Losses

(1)	The details of the regulatory reserve for credit losses to be appropriated, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Beginning	20,125,620	19,220,633
Amounts to be reserved(reversal)	(20,125,620)	904,987
Ending	—	20,125,620

(2)	The adjusted profit of the year after reflection of reserve for credit losses as of June 30, 2016 and December 31, 2015, is as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Profit for the year before reserve for credit loss	19,216,860	126,212,387
Amounts to be reversal(provision)	20,125,620	(959,621)
Adjusted profit after reversal (provision) of reserve for credit losses[1]	39,342,480	125,252,766
Adjusted profit per share after reversal (provision) of reserve for credit losses (Unit: KRW)	178	570

1.	Adjusted profit after reserve for credit losses is announced by Article 3 Clause 8 of the Regulation on Supervision of Financial Investment and calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

14.	Property and Equipment

(1)	The details of property and equipment, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book value
Land	38,308,423	—	36,010,730	74,319,153
Buildings	60,870,226	(20,856,405)	—	40,013,821
Vehicles	85,702	(85,700)	—	2
Furniture and equipment	91,409,439	(84,995,665)	—	6,413,774
Others	43,580,490	(39,818,090)	—	3,762,400

Total	234,254,280	(145,755,860)	36,010,730	124,509,150

<December 31, 2015>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book value
Land	38,308,423	—	45,976,931	84,285,354
Buildings	60,870,227	(20,113,040)	—	40,757,187
Vehicles	85,702	(85,700)	—	2
Furniture and equipment	94,805,950	(87,247,418)	—	7,558,532
Others	43,403,944	(39,022,662)	—	4,381,282

Total	237,474,246	(146,468,820)	45,976,931	136,982,357

(2)	The changes in property and equipment, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Beginning balance	Acquisition	Disposal	Revaluation	Depreciation	Others[1]	Ending balance
Land	84,285,354	—	—	(9,966,201)	—	—	74,319,153
Buildings	40,757,187	—	—	—	(743,366)	—	40,013,821
Vehicles	2	—	—	—	—	—	2
Furniture and equipment	7,558,532	776,916	(748)	—	(2,020,051)	99,125	6,413,774
Others	4,381,282	468,735	(400)	—	(1,322,071)	234,854	3,762,400

Total	136,982,357	1,245,651	(1,148)	(9,966,201)	(4,085,488)	333,979	124,509,150

1.	Others consist of changes from transfer from advance payments and other.

<1H 2015>

	(Unit: KRW thousands)
Type	Beginning balance	Acquisition	Disposal	Depreciation	Ending balance
Land	84,417,131	—	(131,777)	—	84,285,354
Buildings	42,311,660	—	(67,531)	(743,577)	41,500,552
Vehicles	2	—	—	—	2
Furniture and equipment	8,306,820	2,154,999	(592)	(2,333,418)	8,127,809
Others	5,890,146	57,778	—	(1,276,134)	4,671,790

Total	140,925,759	2,212,777	(199,900)	(4,353,129)	138,585,507

(3)	Hyundai Securities applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was June 15, 2016. Hyundai Securities used the assessed price provided by independent and qualified appraiser in the revaluation of the land. Comparative method, where the price is assessed by analyzing sales comparable that is similar to the object in all pricing factors is used and land value formation, such as access condition, environment condition, and specific factors, is considered in estimating fair value.

(4)	Classification of land that is measured at fair value by fair value hierarchy levels, as of June 30, 2016 and December 31, 2015, is as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Level 1	Level 2	Level 3	Total
Land	—	—	74,319,153	74,319,153

<December 31, 2015>

	(Unit: KRW thousands)
Type	Level 1	Level 2	Level 3	Total
Land	—	—	84,285,354	84,285,354

(5)	Changes in land that the degree of fair value is classified to Level 3, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	84,285,354	84,417,131
Disposal	—	(131,777)
Gain (loss) on revaluations of land	(9,966,201)	—
Ending balance	74,319,153	84,285,354

(6)	Book values of land under cost model, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
	June 30, 2016		December 31, 2015
Type	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	74,319,153	38,308,423	84,285,354	38,308,423

(7)	Changes in other comprehensive income related to revaluation, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Beginning balance	Gain on Revaluation	Loss on Revaluation	Ending balance
Land	46,691,002	2,829,606	(10,639,748)	38,880,860
Income tax effects	(11,299,223)	(684,765)	2,574,819	(9,409,169)
After income tax	35,391,779	2,144,841	(8,064,929)	29,471,691

<1H 2015>

	(Unit: KRW thousands)
Type	Beginning balance	Disposal, others	Ending balance
Land	46,914,714	(27,522)	46,887,192
Income tax effects	(11,353,361)	6,660	(11,346,701)
After income tax	35,561,353	(20,862)	35,540,491

15.	Investment Property

(1)	The details of investment property, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book value
Land	27,306,915	—	(490,399)	26,816,516
Buildings	45,937,233	(19,177,181)	—	26,760,052

Total	73,244,148	(19,177,181)	(490,399)	53,576,568

<December 31, 2015>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book value
Land	27,306,915	—	(490,399)	26,816,516
Buildings	45,937,233	(18,612,745)	—	27,324,488

Total	73,244,148	(18,612,745)	(490,399)	54,141,004

(2)	The changes in investment property, for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Beginning balance	Depreciation	Ending balance
Land	26,816,516	—	26,816,516
Buildings	27,324,488	(564,436)	26,760,052

Total	54,141,004	(564,436)	53,576,568

<1H 2015>

	(Unit: KRW thousands)
Type	Beginning balance	Disposal	Depreciation	Ending balance
Land	31,332,525	(1,510,228)	—	29,822,297
Buildings	31,629,987	(746,496)	(619,234)	30,264,257

Total	62,962,512	(2,256,724)	(619,234)	60,086,554

(3)	Details of income and expenditure, for the three month and six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
	2016		2015
Type	Three months	Six months	Three months	Six months
Rental income	1,500,638	3,045,725	1,642,897	3,324,231
Expenditure on operating investment property	(662,546)	(1,369,970)	(364,672)	(1,406,633)
Expenditure on non-operating investment property	(164,417)	(336,441)	(61,775)	(350,668)

Total	673,675	1,339,314	1,216,450	1,566,930

(4)	Details of fair value of investment property, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
	June 30, 2016		December 31, 2015
Type	Book value	Fair value	Book value	Fair value
Land	26,816,516	57,011,171	26,816,516	59,316,216
Buildings	26,760,052	37,474,922	27,324,488	38,802,097

Total	53,576,568	94,486,093	54,141,004	98,118,313

There is no change in a valuation technique for the six-month periods ended June 30, 2016.

(5)	Land and buildings pledged as collateral, as of June 30, 2016, are as follows:

	(Unit: KRW thousands)
Provided Secure Asset	Secured Amount	Security Right Holder	History
Land and Buildings	5,377,000	Tenants	Pledged as collateral for rent deposits
	2,567,618		Leasehold rights

16.	Intangible Assets

(1)	The details of intangible assets, as of June 30, 2016 and December 31, 2015, are as follows:

<June 30, 2016>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Development costs	80,135,878	(73,938,612)	—	6,197,266
Software	38,588,820	(33,396,626)	—	5,192,194
Others	22,464,717	—	—	22,464,717
Memberships	48,151,108	—	(23,295,727)	24,855,381

Total	189,340,523	(107,335,238)	(23,295,727)	58,709,558

<December 31, 2015>

	(Unit: KRW thousands)
Type	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Development costs	76,244,914	(72,655,581)	—	3,589,333
Software	37,479,510	(32,080,869)	—	5,398,641
Others	22,464,717	—	—	22,464,717
Memberships	47,203,917	—	(16,875,563)	30,328,354

Total	183,393,058	(104,736,450)	(16,875,563)	61,781,045

(2)	The changes in intangible assets, for the six month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

	(Unit: KRW thousands)
Type	Beginning balance	Acquisition	Amortization	Disposal	Impairment[1]	Others[2]	Ending balance
Development costs	3,589,333	210,347	(1,283,032)	—	—	3,680,618	6,197,266
Software	5,398,641	653,359	(1,315,756)	—	—	455,950	5,192,194
Others	22,464,717	—	—	—	—	—	22,464,717
Memberships	30,328,354	—	—	(32,883)	(6,420,164)	980,074	24,855,381

Total	61,781,045	863,706	(2,598,788)	(32,883)	(6,420,164)	5,116,642	58,709,558

1.	Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. As of June 30, 2016, Hyundai Securities recognized impairment loss because recoverable amount of the asset is lower than book value.
2.	Others consist of changes from transfer from advance payments and other.

<1H 2015>

	(Unit: KRW thousands)
Type	Beginning balance	Acquisition	Amortization	Disposal	Others [1]	Ending balance
Development costs	5,456,609	15,400	(1,475,957)	—	419,947	4,415,999
Software	3,831,375	505,920	(1,134,513)	—	2,764,831	5,967,613
Others	22,464,717	—	—	—	—	22,464,717
Memberships	32,480,467	—	—	(1,350,871)	605,907	31,735,503

Total	64,233,168	521,320	(2,610,470)	(1,350,871)	3,790,685	64,583,832

1.	Others consist of changes from transfer from advance payments and other.

17.	Other Financial Assets

The details of other financial assets, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Receivables	1,016,806,209	743,125,489
Allowance for doubtful accounts	(11,162,552)	(11,176,502)
Accrued income	76,474,534	94,124,865
Allowance for doubtful accounts	(826,520)	(827,067)
Guarantee deposits	56,130,234	56,522,391
Allowance for doubtful accounts	(2,352,505)	(2,352,505)

Total	1,135,069,400	879,416,671

18.	Other Non-financial Assets

The details of other non-financial assets, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Advance payments	27,151,050	32,183,339
Prepaid expenses	5,234,619	4,321,709
Prepaid value-added taxes	65,410	67,204
Others	1,104,519	1,355,054

Total	33,555,598	37,927,306

19.	Asset held for sale

Pursuant to a resolution of the board of directors on June 28, 2016, Hyundai Securities decided to sell all of its equity shares in K Bank and a portion of the investment property held by Hyundai Securities, and KRW25,000 million is presented as asset held for sale as of June 30, 2016.

20.	Deposits Received

The details of deposits received, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Customers’ deposits:
Customers’ deposits for brokerage	1,471,038,105	1,346,443,678
Customers’ deposits for exchange-traded derivatives trading	427,473,666	172,700,568
Subscription deposits	9,266,280	—
Customers’ deposits for savings	7,715,462	8,041,381
Customers’ deposits for repo	66,568	66,569
Customers’ deposits for collective investment securities	33,345,664	143,098,258
Others	1,033	5,295

Subtotal	1,948,906,778	1,670,355,749

Guarantee deposits:
Securities loaned	2,576,325	958,171
Deposits for margin loans	1,043,892	894,656
Foreign Deposits Received for Margin Accounts	12,722,231	—
Others	12,766,595	11,059,024

Subtotal	29,109,043	12,911,851

Others	1,988,527	1,871,113

Total	1,980,004,348	1,685,138,713

21.	Financial Liabilities at FVTPL

Details of financial liabilities at FVTPL, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Financial liabilities designated as at FVTPL: [1]
Equity-linked securities sold	5,343,482,003	4,810,640,711
Derivatives combined securities sold	1,908,943,570	1,869,126,890
Other OTC derivatives combined contract sold	292,074,718	203,899,166
Exchange traded notes sold	668,645	781,827

Subtotal	7,545,168,936	6,884,448,594

Held-for-trading financial liabilities:
Securities in short position	346,712,494	279,779,527

Total	7,891,881,430	7,164,228,121

1.	For contracts that include one or more embedded derivatives, considering the difficulty of individual evaluation because of its interdependence to each other instruments, the entire complex contract is designated as FVTPL.

22.	Borrowings

(1)	The details of borrowings, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Call money	190,000,000	199,000,000
Borrowings:
Borrowing from KSFC	613,484,764	731,022,059
Asset-backed short-term bonds	80,000,000	—
Others	72,829,736	75,764,496
Securities sold under repurchase agreements	6,715,434,788	5,967,004,805
Debentures:
Debentures	500,000,000	500,000,000
Less: discount on debentures issued	(813,757)	(73,151)

Total	8,170,935,531	7,472,718,209

(2)	The details of call money, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
Tongyang Asset Management Corp and others	1.28~1.30	190,000,000	199,000,000

(3)	The details of borrowings from KSFC, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
Korea Securities Finance Corporation	1.58~2.08	613,484,764	731,022,059

(4)	The details of asset-backed, short-term bonds, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
KIWOOM Asset Management Co., Ltd.	1.60	20,000,000	—
SHINYOUNG Asset Management Co., Ltd.	1.60	10,000,000	—
KTB Investment & Securities Co., Ltd.	1.47	50,000,000	—

Total		80,000,000	—

(5)	The details of other borrowings, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
Natixis bank	1.50	46,363,681	46,363,682
Hyundai Asset Management Co., Ltd.	—	26,466,055	29,400,814

Total		72,829,736	75,764,496

(6)	The details of securities sold under repurchase agreements, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Borrowed From	Interest rate (%)	June 30, 2016	December 31, 2015
Customers	1.15~3.12	5,395,313,474	5,519,616,648
Financial institution	1.23~1.27	1,320,121,314	447,388,157

Total		6,715,434,788	5,967,004,805

(7)	The details of debentures, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
			Interest rate	Amount
Borrowed From	Date issued	Maturity	(%)	June 30, 2016	December 31, 2015
The 30-1st unsecured public debenture	2013.02.19	2016.02.19	—	—	190,000,000
The 30-2nd unsecured public debenture	2013.02.19	2016.02.19	—	—	60,000,000
The 31st unsecured public debenture	2013.02.22	2018.03.22	3.16	100,000,000	100,000,000
The 32nd unsecured public debenture	2013.02.27	2018.03.21	3.13	150,000,000	150,000,000
The 33rd unsecured public debenture	2016.05.25	2019.05.25	1.96	250,000,000	—
Less: Discount on debenture issued				(813,757)	(73,151)

Less Total				499,186,243	499,926,849

(8)	The changes in borrowings, for the six-month periods ended June 30, 2016 and 2015, consist of:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	7,472,718,209	7,100,373,273
Decrease in call money	(9,000,000)	(121,200,000)
Decrease in borrowings from KSFC	(117,537,295)	(167,612)
Increase in asset-backed short-term bond	80,000,000	—
Increase (decrease) in other borrowings	(2,934,760)	(47,861,814)
Increase in securities sold under repurchase agreements	748,429,983	597,942,328
Decrease in debentures	(740,606)	40,290
Ending balance	8,170,935,531	7,529,126,465

23.	Post-employment Benefits

(1)	The details of defined benefit liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Present value of defined benefit obligations	12,061,393	46,157,130
Fair value of plan assets	(2,327,492)	(7,628,692)
Net defined benefit liabilities	9,733,901	38,528,438

(2)	The changes in the defined benefit obligation, for the six month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	46,157,130	40,472,233
Current service cost	7,913,660	8,768,050
Interest cost	41,462	692,815
Benefits paid	(42,050,859)	(2,863,385)
Ending balance	12,061,393	47,069,713

(3)	The changes in the fair value of plan assets, for the six month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	(7,628,692)	(6,854,663)
Interest income	(4,106)	(81,225)
Payments from plans:
Benefits paid	5,305,306	341,779
Ending balance	(2,327,492)	(6,594,109)

24.	Other Financial Liabilities

The details of other financial liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Financial guarantee liabilities	62,004,852	69,154,943
Dividends payable	1,589	1,393
Accounts payable	929,151,003	635,188,325
Accrued expenses	22,154,036	19,791,738
Leasehold deposits received	8,468,073	10,033,073

Total	1,021,779,553	734,169,472

25.	Other Non-financial Liabilities

The details of other non-financial liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Advances from customers	87,798	253,022
Unearned revenue	27,668,947	32,434,839
Taxes withheld	17,542,022	21,503,195
Other long-term employee benefits	4,639,225	4,706,960
Others	218,668	435,538

Total	50,156,660	59,333,554

26.	Dividends

A dividend of KRW109,948,192 thousand, in respect of the year ended December 31, 2015, was paid in March 2016.

27.	Other Paid in Capital

The details of other paid capital, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Paid-in capital in excess of par value [1]	1,063,271,037	1,063,271,037
Treasury stock	—	(167,090,993)
Gain(Loss) on sale of treasury stock	(45,436,238)	—
Other equity [2]	5,201,449	5,201,449

Total	1,023,036,248	901,381,493

1.	Paid-in capital in excess of par value was previously paid when Hyundai Securities increased its capital in 2013 and can only be used for capitalization and deficit disposition.
2.	Other equity arose from the paid-in capital increase of preferred share during the year ended March 31, 2012.

28.	Other Components of Equity

(1)	The details of other components of equity, as of June 30, 2016 and December 31, 2015, are as follows:

	(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015
Gain on available-for-sale financial assets	131,157,374	124,966,785
Gain on revaluation of tangible assets	29,471,691	35,391,779
Re-measurements of net defined benefit liabilities	(23,276,307)	(23,276,307)

Total	137,352,758	137,082,257

(2)	The changes in gain or loss on valuation of available-for-sale financial assets, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	124,966,785	124,994,863
Gain (loss) on valuation of available-for-sale financial assets	22,567,430	43,959,817
Tax effect of gain (loss) on valuation	(5,461,318)	(10,638,276)
Disposal or impairment of available for Sale financial assets	(14,400,426)	(6,907,978)
Tax effect of disposal or impairment	3,484,903	1,671,731
Ending balance	131,157,374	153,080,158

(3)	The changes in gain or loss on revaluation reserves on tangible assets, for the six-month periods ended June 30, 2016 and 2015, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Beginning balance	35,391,779	35,561,353
Gain (loss) on revaluation of tangible assets	(7,810,142)	—
Tax effect	1,890,054	—
Transfer to retained earnings due to disposal of revaluation assets	—	(20,862)
Ending balance	29,471,691	35,540,491

29.	Fee and Commission Income and Fee and Commission Expense

(1)	The details of fee and commission income, for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows, are computed as follows:

	(Unit: KRW thousands)
	2016		2015
Type	Three months	Six months	Three months	Six months
Brokerage commissions	68,908,801	133,002,773	95,909,162	164,370,882
Underwriting commissions	3,876,420	7,665,466	5,103,352	7,891,310
Underwriting commissions on debentures	—	—	—	5,000
Brokerage commissions on collective investment securities	2,617,458	5,342,869	3,298,188	6,057,552
Management fee on asset management	1,397,270	2,641,439	1,893,662	3,365,079
Commissions on merger and acquisition	10,089,414	15,415,442	10,649,992	16,268,337
Trust fees and commissions	1,113,140	3,564,520	1,385,415	2,719,046
Transfer fees	82,554	163,379	84,804	155,720
Other commissions	23,343,823	43,438,682	17,770,647	30,502,509

Total	111,428,880	211,234,570	136,005,222	231,335,435

(2)	The details of fee and commission expense for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

	(Unit: KRW thousands)
	2016		2015
Type	Three months	Six months	Three months	Six months
Fee for brokerage transactions	4,250,446	8,404,249	4,396,069	8,190,271
Advisory fees	1,016,101	1,550,589	369,078	684,794
Investment management delegation fees	43,568	88,644	9,375	28,385
Others	8,694,845	17,552,761	6,351,791	11,625,604

Total	14,004,960	27,596,243	11,126,313	20,529,054

30.	Gain or loss on Valuation and Disposal of Financial Instruments

(1)	The details of gain or loss on valuation and disposal of financial instruments, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

<1H2016>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Financial instruments held for trading	85,505,165	68,527,382	16,977,783	197,154,145	136,409,889	60,744,256
Derivative financial Instruments	502,067,333	461,614,456	40,452,877	1,151,218,511	1,303,789,474	(152,570,963)
Financial instruments designated at FVTPL	13,347,120	145,848,987	(132,501,867)	209,621,212	210,236,212	(615,000)
Available-for-sale financial assets	18,523,569	13,516,037	5,007,532	20,352,862	20,995,504	(642,642)

Total	619,443,187	689,506,862	(70,063,675)	1,578,346,730	1,671,431,079	(93,084,349)

<1H2015>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Financial instruments held for trading	91,635,822	108,497,360	(16,861,538)	228,889,300	180,005,633	48,883,667
Derivative financial Instruments	268,794,520	305,638,117	(36,843,597)	673,802,638	618,464,455	55,338,183
Financial instruments designated at FVTPL	119,740,877	115,652,451	4,088,426	196,499,206	332,135,791	(135,636,585)
Available-for-sale financial assets	9,651,887	774,398	8,877,489	14,621,279	3,320,403	11,300,876

Total	489,823,106	530,562,326	(40,739,220)	1,113,812,423	1,133,926,282	(20,113,859)

(2)	The details of gain or loss on valuation and disposal of financial instruments held for trading, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

<1H2016>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Financial assets held for trading	79,225,147	68,527,382	10,697,765	184,000,887	125,018,385	58,982,502
Financial liabilities held for trading	6,280,018	—	6,280,018	13,153,258	11,391,504	1,761,754

Total	85,505,165	68,527,382	16,977,783	197,154,145	136,409,889	60,744,256

<1H2015>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Financial assets held for trading	79,371,936	101,598,218	(22,226,282)	209,550,363	157,323,750	52,226,613
Financial liabilities held for trading	12,263,886	6,899,142	5,364,744	19,338,937	22,681,883	(3,342,946)

Total	91,635,822	108,497,360	(16,861,538)	228,889,300	180,005,633	48,883,667

(3)	The details of gain or loss on valuation and disposal of derivative financial Instruments for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

<1H2016>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Interest rate	122,432,686	148,900,495	(26,467,809)	249,917,574	328,298,630	(78,381,056)
Currency	20,460,497	32,678,857	(12,218,360)	87,221,942	106,690,720	(19,468,778)
Stock	334,548,313	261,417,601	73,130,712	757,981,858	826,018,876	(68,037,018)
Commodity	3,800,952	778,581	3,022,371	6,398,571	2,114,738	4,283,833
Credit	19,501,195	16,465,004	3,036,191	40,745,998	34,320,765	6,425,233
Others	1,323,690	1,373,918	(50,228)	8,952,568	6,345,745	2,606,823

Total	502,067,333	461,614,456	40,452,877	1,151,218,511	1,303,789,474	(152,570,963)

<1H2015>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Interest rate	49,393,998	65,096,909	(15,702,911)	167,669,914	209,326,522	(41,656,608)
Currency	30,933,020	50,439,950	(19,506,930)	61,444,736	81,862,320	(20,417,584)
Stock	140,135,238	144,422,256	(4,287,018)	313,747,203	234,544,780	79,202,423
Commodity	4,256,611	834,759	3,421,852	7,899,711	4,326,597	3,573,114
Credit	7,990,412	6,177,353	1,813,059	25,872,778	21,403,082	4,469,696
Others	36,085,241	38,666,890	(2,581,649)	97,168,296	67,001,154	30,167,142

Total	268,794,520	305,638,117	(36,843,597)	673,802,638	618,464,455	55,338,183

(4)	The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

<1H2016>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Financial assets designated at FVTPL
Derivative-linked securities	8,586,585	—	8,586,585	10,288,914	7,000,887	3,288,027
Other OTC derivative-combined contract	2,875,823	14,665	2,861,158	4,966,959	1,209,030	3,757,929
Debt instruments	1,362,192	456,927	905,265	6,062,285	408,699	5,653,586
Equity instruments	453,531	3,200	450,331	849,730	20,240	829,490

Subtotal	13,278,131	474,792	12,803,339	22,167,888	8,638,856	13,529,032

Financial liabilities designated at FVTPL
Derivatives-linked securities sold	—	133,378,147	(133,378,147)	183,157,421	194,177,458	(11,020,037)
Other OTC derivatives-linked contracts sold	—	11,996,048	(11,996,048)	4,236,420	7,394,749	(3,158,329)
Exchange traded notes sold	68,989	—	68,989	59,483	25,149	34,334

Subtotal	68,989	145,374,195	(145,305,206)	187,453,324	201,597,356	(14,144,032)

Total	13,347,120	145,848,987	(132,501,867)	209,621,212	210,236,212	(615,000)

<1H2015>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Financial assets designated at FVTPL
Derivative-linked securities	6,328,313	5,616,235	712,078	22,250,801	8,722,645	13,528,156
Other OTC derivative-combined contract	191,360	213,110	(21,750)	525,333	404,656	120,677
Debt instruments	5,840,799	—	5,840,799	7,824,767	—	7,824,767
Equity instruments	—	152,476	(152,476)	90,175	720	89,455

Subtotal	12,360,472	5,981,821	6,378,651	30,691,076	9,128,021	21,563,055

Financial liabilities designated at FVTPL
Derivatives-linked securities sold	97,055,650	101,910,975	(4,855,325)	148,971,708	287,348,505	(138,376,797)
Other OTC derivatives-linked contracts sold	10,324,065	7,757,439	2,566,626	16,834,923	35,653,562	(18,818,639)
Exchange traded notes sold	690	2,216	(1,526)	1,499	5,703	(4,204)

Subtotal	107,380,405	109,670,630	(2,290,225)	165,808,130	323,007,770	(157,199,640)

Total	119,740,877	115,652,451	4,088,426	196,499,206	332,135,791	(135,636,585)

(5)	The details of gain or loss on disposal of available-for-sale financial assets (including impairment losses), for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

<1H2016>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Equity instruments	16,568,318	13,318,395	3,249,923	17,141,717	20,181,653	(3,039,936)
Debt instruments	1,955,251	197,642	1,757,609	3,211,145	813,851	2,397,294

Total	18,523,569	13,516,037	5,007,532	20,352,862	20,995,504	(642,642)

<1H2015>

	(Unit: KRW thousands)
	3 months			6 months
Type	Profit	Loss	Net	Profit	Loss	Net
Equity instruments	7,406,494	774,398	6,632,096	8,628,438	3,320,403	5,308,035
Debt instruments	2,245,393	—	2,245,393	5,992,841	—	5,992,841

Total	9,651,887	774,398	8,877,489	14,621,279	3,320,403	11,300,876

31.	Interest Income and Interest Expense

(1)	The details of interest income, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

	(Unit: KRW thousands)
	2016		2015
Type	Three months	Six months	Three months	Six months
Interest on financial assets designated as at FVTPL	331,967	604,515	245,574	288,074
Interest on broker’s loans	24,954,790	49,289,300	24,906,915	46,749,829
Interest on loans purchased	6,395,748	13,283,858	6,738,544	14,351,355
Interest on loans	866,950	1,231,442	451,582	790,637
Interest on bonds	66,765,196	137,041,682	72,456,522	140,480,830
Interest on commercial papers	3,785,159	7,769,482	4,473,483	9,129,445
Interest on deposits with KSFC	306,411	725,811	340,778	775,942
Interest on certificates of deposit	—	94,932	—	—
Interest on deposits with financial institution	9,644	10,959	16,022	28,745
Interest on call loans	—	—	—	54,218
Interest on bonds purchased under resale agreements	133,359	250,343	153,959	292,086
Losses on transactions of certificates of deposit	—	1,592	—	1,657
Interest on deposits	3,125,047	7,869,323	11,638,128	23,821,431
Interest on receivables	240,358	468,684	315,617	576,056
Others	2,223,000	4,120,155	1,683,779	3,263,043

Total	109,137,629	222,762,078	123,420,903	240,603,348

(2)	The details of interest expense, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

	(Unit: KRW thousands)
	2016		2015
Type	Three months	Six months	Three months	Six months
Interest on borrowings	3,180,999	6,890,090	4,674,016	10,052,591
Interest on proceeds from customers’ short sale	7,802	13,658	4,031	7,091
Interest on customers’ deposits	1,643,429	3,406,253	3,755,172	7,303,074
Interest on bonds sold under repurchase agreements	23,557,515	46,885,226	22,360,640	46,040,452
Losses on transactions of certificates of deposit	—	2,345	—	—
Interest on call money	754,999	1,542,496	1,399,472	3,018,049
Interest on debentures	2,459,757	5,285,346	3,821,852	7,582,770
Interest on short-term note issued	—	—	—	16,370
Interest on asset-backed short-term bonds	479,164	809,633	519,685	739,438
Others	49,292	351,180	1,880,795	3,550,114

Total	32,132,957	65,186,227	38,415,663	78,309,949

32.	Other Operating Income and Other Operating Expenses

(1)	The details of other operating income, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Dividend income	3,237,317	10,931,393	2,147,704	7,204,325
Distribution income	6,736,257	12,384,444	11,298,042	16,884,625
Other reversal of bad debt expenses	—	20,281	—	—
Others	326,982	901,494	148,150	363,278

Total	10,300,556	24,237,612	13,593,896	24,452,228

(2)	The details of other operating expenses, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Other bad debt expenses	4,613	4,613	17,156	18,568
Others	4,292,587	5,902,361	3,346,452	3,796,107

Total	4,297,200	5,906,974	3,363,608	3,814,675

33.	Payroll

The details of payroll for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Short-term salaries	51,535,117	99,187,961	67,148,293	118,511,997
Long-term salaries	120,682	241,365	131,551	263,103
Severance benefits	4,053,013	7,951,016	4,617,345	9,302,197
Retirement bonus	309,300	1,192,370	6,441,347	13,000,566
Employ benefits	14,374,502	28,532,988	10,823,581	23,658,950

Total	70,392,614	137,105,700	89,162,117	164,736,813

34.	Other Selling and Administrative Expenses

(1)	The details of selling expenses for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Advertising expenses	12,032,344	22,086,495	8,701,322	17,106,532
Sales promotion expenses	748,407	1,411,812	484,533	884,222

Total	12,780,751	23,498,307	9,185,855	17,990,754

(2)	The details of administrative expenses, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Computer system operation expenses	3,573,808	7,095,975	3,592,899	7,321,508
Rent	4,300,023	9,093,690	4,068,917	8,712,981
Commissions	6,769,895	14,696,043	7,684,156	16,040,613
Depreciation	2,386,683	4,649,924	2,494,624	4,972,362
Research and development	330,000	395,963	—	207,067
Training expenses	370,952	815,826	317,762	740,550
Amortization expenses of intangible assets	1,375,260	2,598,788	1,337,322	2,610,470
Taxes and dues	5,536,550	11,447,418	6,965,236	11,469,255
Consignment fees	293,153	553,932	280,125	589,430
Others	10,262,351	20,909,863	9,824,184	19,829,885

Total	35,198,675	72,257,422	36,565,225	72,494,121

35.	Non-operating Income and Non-operating Expenses

(1)	The details of non-operating income, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Gain on disposal of property and equipment	5	946	808	123,897
Gain on disposal of investment properties	—	—	—	927,684
Rent	1,500,638	3,045,725	1,642,897	3,324,231
Gain on disposal of investments in subsidiaries	37,225	1,082,163	3,924,881	4,433,419
Gain on dividends of investments in subsidiaries	5,917,075	10,800,860	10,647,417	12,350,072
Recovery of impairment loss on investments in subsidiaries	—	—	3,512,211	—
Others	11,523,002	12,204,343	4,214,120	6,003,021

Total	18,977,945	27,134,037	23,942,334	27,162,324

(2)	The details of non-operating expenses, for the three-month and six-month periods ended June 30, 2016 and 2015, are computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Loss on disposal of property and equipment	—	920	222	25,726
Impairment loss on intangible assets	6,420,164	6,420,164	—	—
Loss on revaluation of tangible assets	2,156,059	2,156,059	—	—
Loss on disposal of investment properties	—	—	—	2,028
Loss on disposal of investments in subsidiaries	—	392,365	14,644	14,644
Impairment loss on investments in subsidiaries	12,031,896	15,749,694	—	11,234,971
Donation	27,167	207,428	4,500	132,549
Loss on repairs	—	29,656	—	—
Others	216,245	317,204	193,174	323,444

Total	20,851,531	25,273,490	212,540	11,733,362

36.	Tax Expense and Deferred Tax

Income tax expense is recognized based on the best estimation of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2016 is 28% (the estimated tax rate for the six-month period ended June 30, 2015: 27%).

37.	Earnings per Share

(1)	Basic earnings per share, for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

			(Unit: KRW)
Type	2016		2015
	Three months	Six months	Three months	Six months
Basic earnings per share	(71)	87	355	574

(2)	Weighted-average number of ordinary shares outstanding, for the three-month and six-month periods ended June 30, 2016 and 2015, is computed as follows:

			(Unit: KRW thousands)
Type	2016		2015
	Three months	Six months	Three months	Six months
Profit for the period	(15,779,861)	19,216,860	78,165,993	126,212,387
Profit used to calculate basic earnings per share	(15,779,861)	19,216,860	78,165,993	126,212,387
Weighted-average number of ordinary shares outstanding	220,998,805 shares	220,447,733 shares	219,896,660 shares	219,896,660 shares

(3)	Hyundai Securities did not calculate the diluted earnings per share since there were no potential ordinary shares issued for the three-month and six-month periods ended June 30, 2016 and 2015.

38.	Financial Instruments

There is no significant change in the economic environment or business circumstances that affects measurement on the fair value of the financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities, as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW thousands)
Type	June 30, 2016		December 31, 2015
	Book value	Fair value	Book value	Fair value
Financial assets:
Cash and deposits[1]	1,963,741,409	1,963,741,409	1,770,260,756	1,770,260,756
Financial assets at FVTPL	13,437,790,931	13,437,790,931	12,650,454,727	12,650,454,727
Derivative financial assets	471,336,969	471,336,969	499,025,245	499,025,245
Available-for-sale financial assets	2,765,039,487	2,765,039,487	2,200,667,596	2,200,667,596
Held-to-maturity financial assets	10,000,000	10,139,850	10,000,000	10,088,240
Loans[1]	2,203,949,466	2,207,272,976	2,099,453,289	2,099,425,350
Other financial assets[1]	1,135,069,400	1,135,069,400	879,416,671	879,933,056

Total	21,986,927,662	21,990,391,022	20,109,278,284	20,109,854,970

Financial liabilities:
Deposits received1	1,980,004,348	1,980,004,348	1,685,138,713	1,685,138,713
Financial liabilities at FVTPL	7,891,881,430	7,891,881,430	7,164,228,121	7,164,228,121
Derivative financial liabilities	755,043,526	755,043,526	849,162,768	849,162,768
Borrowings1	8,170,935,531	8,181,934,419	7,472,718,209	7,478,163,942
Other financial liabilities1	1,021,779,553	1,021,779,553	734,169,472	734,192,589

Total	19,819,644,388	19,830,643,276	17,905,417,283	17,910,886,133

1.	The fair values of cash and deposits, loans, other financial assets, deposits received, borrowings and other financial liabilities with maturity dates of less than one year are presented at their book values, because the difference between their book values and fair values is not significant.

(2)	Day 1 Profit and Loss

If Hyundai Securities uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period, and the changes in the balance of this difference, are as follows:

	(Unit: KRW thousands)
Type	1H 2016	1H 2015
Balances at the beginning of the period (A)	91,313,229	65,862,853
Incurred during the period (B)	(4,676,194)	114,004,582
Amounts recognized in profit or loss during the period (C)	(9,880,310)	(54,778,489)
Balances at the end of period (A+B+C)	76,756,725	125,088,946

(3)	Financial Instruments Measured at Cost

The details of financial instruments measured at cost, as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW thousands)
Type	Detail	June 30, 2016	December 31, 2015
Available-for-sale financial assets	Unlisted Securities, etc. [1]	37,501,938	41,095,534

1.	Hyundai Securities measured some unlisted stocks and investment in partnerships at cost, which are issued by start-up companies since Hyundai Securities cannot reliably measure their fair value.

(4)	Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3)

The fair value hierarchy of financial assets and liabilities measured at fair value as of June 30, 2016 and December 31, 2015, is as follows:

<June 30, 2016>

			(Unit: KRW thousands)
Type	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Financial assets designated at FVTPL	—	—	824,444,512	824,444,512
Financial assets held for trading	2,968,728,984	9,644,617,435	—	12,613,346,419
Derivative financial assets(arbitrage)	9,995,510	155,947,057	304,624,877	470,567,444
Derivative financial assets(hedge)	—	769,525	—	769,525
Available-for-sale financial assets	216,290,631	2,255,404,757	255,842,161	2,727,537,549

Financial Assets Total	3,195,015,125	12,056,738,774	1,384,911,550	16,636,665,449

Financial liabilities at FVTPL
Financial liabilities designated at FVTPL	668,645	—	7,544,500,291	7,545,168,936
Securities in short position	346,712,494	—	—	346,712,494
Derivative financial liabilities(arbitrage)	16,659,983	149,539,822	583,334,679	749,534,484
Derivative financial liabilities(hedge)	—	5,509,042	—	5,509,042

Financial Liabilities Total	364,041,122	155,048,864	8,127,834,970	8,646,924,956

<December 31, 2015>

			(Unit: KRW thousands)
Type	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Financial assets designated at FVTPL	—	—	622,659,564	622,659,564
Financial assets held for trading	2,856,450,242	9,171,344,921	—	12,027,795,163
Derivative financial assets(arbitrage)	5,937,028	185,443,730	303,954,916	495,335,674
Derivative financial assets(hedge)	—	3,689,571	—	3,689,571
Available-for-sale financial assets	200,989,415	1,719,947,283	238,635,364	2,159,572,062

Financial Assets Total	3,063,376,685	11,080,425,505	1,165,249,844	15,309,052,034

Financial liabilities at FVTPL
Financial liabilities designated at FVTPL	781,826	—	6,883,666,768	6,884,448,594
Securities in short position	279,779,527	—	—	279,779,527
Derivative financial liabilities(arbitrage)	9,670,551	186,586,014	651,044,234	847,300,799
Derivative financial liabilities(hedge)	—	1,861,969	—	1,861,969

Financial Liabilities Total	290,231,904	188,447,983	7,534,711,002	8,013,390,889

(5)	Changes in Recurring Fair Value Measurements Categories of the Fair Value Hierarchy

(a)	The changes in financial instruments with level 3 fair value for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

			(Unit: KRW thousands)
Type	Financial assets designated at FVTPL	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	622,659,564	238,635,364	(347,089,318)	(6,883,666,768)
Total gains or losses
Profit or loss	10,650,688	6,463,718	(113,003,029)	11,426,119
Other comprehensive income (expense)	—	7,810,034	—	—
Purchases	364,729,906	11,059,456	123,055,941	—
Sales	(173,595,646)	(9,726,411)	(77,740,854)	—
Issues	—	—	(227,614,848)	(3,060,548,049)
Settlements	—	—	363,682,306	2,388,288,407
Changes in valuation level	—	1,600,000	—	—
Ending balance	824,444,512	255,842,161	(278,709,802)	(7,544,500,291)

<1H 2015>

			(Unit: KRW thousands)
Type	Financial assets designated at FVTPL	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	1,057,026,799	280,877,708	(73,976,756)	(6,274,215,363)
Total gains or losses
Profit or loss	18,612,783	(1,967,482)	82,488,634	(138,348,533)
Other comprehensive income (expense)	—	2,364,022	—	—
Purchases	550,583,766	2,702,759	41,823,020	—
Sales	(825,876,941)	(16,083,687)	(58,243,666)	—
Issues	—	—	(58,072,679)	(6,511,860,119)
Settlements	—	—	(40,941,946)	5,029,866,698
Ending balance	800,346,407	267,893,320	(106,923,393)	(7,894,557,317)

(b)	In relation to changes in level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date is included in the statements of comprehensive income for the six-month periods ended June 30, 2016 and 2015, are as follows:

<1H 2016>

				(Unit: KRW thousands)
Type		Financial assets designated at FVTPL	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss	Gain or loss on valuation of financial instruments[1]	9,049,434	6,529,108	16,982,020	31,743,992
Other comprehensive income	Gain or loss on valuation of available-for-sale financial assets[2]	—	7,810,034	—	—

Comprehensive Income Total		9,049,434	14,339,142	16,982,020	31,743,992

1.	Included in gain on valuation and disposal of financial instruments or loss on valuation and disposal of financial instruments on the statements of income
2.	Included in other comprehensive income on the statements of comprehensive income

<1H 2015>

				(Unit: KRW thousands)
Type		Financial assets designated at FVTPL	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss	Gain or loss on valuation of financial instruments[1]	13,159,165	—	26,883,088	(95,739,286)
Other comprehensive income	Gain or loss on valuation of available-for-sale financial assets[2]	—	806,242	—	—

Comprehensive Income Total		13,159,165	806,242	26,883,088	(95,739,286)

1.	Included in gain on valuation and disposal of financial instruments or loss on valuation and disposal of financial instruments on the statements of income.
2.	Included in other comprehensive income on the statements of comprehensive income.

(6)	Valuation techniques and Inputs

Hyundai Securities uses following valuation methods and input variants about recurring/non-recurring fair value measurements, which are classified level 2 and level 3 in fair value hierarchy.

(a)	Valuation techniques and inputs classified by Level 2

<June 30, 2016>

		(Unit: KRW thousands)
Type	Fair value	Valuation techniques	Inputs
Financial assets held for trading	9,644,617,435	DCF Model, Net asset value	Interest rate, discount rate, exchange rate
Derivative financial assets (arbitrage)	155,947,057	DCF Model, Option-pricing model	Interest rate, stock price, exchange rate, credit spreads
Derivative financial assets (hedge)	769,525	DCF Model, Option-pricing model	Interest rate, exchange rate
Available-for-sale financial assets	2,255,404,757	DCF Model, Net asset value	Interest rate, discount rate, exchange rate
Derivative financial liabilities (arbitrage)	149,539,822	DCF Model, Option-pricing model	Interest rate, stock price, exchange rate, credit spreads
Derivative financial liabilities (hedge)	5,509,042	DCF Model, Option-pricing model	Interest rate, exchange rate

<December 31, 2015>

		(Unit: KRW thousands)
Type	Fair value	Valuation techniques	Inputs
Financial assets held for trading	9,171,344,921	DCF Model, Net asset value	Interest rate, discount rate, exchange rate
Derivative financial assets (arbitrage)	185,443,730	DCF Model, Option-pricing model	Interest rate, stock price, exchange rate, credit spreads
Derivative financial assets (hedge)	3,689,571	DCF Model, Option-pricing model	Interest rate, exchange rate
Available-for-sale financial assets	1,719,947,283	DCF Model, Net asset value	Interest rate, discount rate, exchange rate
Derivative financial liabilities (arbitrage)	186,586,014	DCF Model, Option-pricing model	Interest rate, stock price, exchange rate, credit spreads
Derivative financial liabilities (hedge)	1,861,969	DCF Model, Option-pricing model	Interest rate, exchange rate

(b)	Valuation techniques and the inputs classified by Level 3

<June 30, 2016>

						(Unit: KRW millions)
Type	Kind	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets designated at FVTPL	Equity-linked securities	287,910	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, others	Price of underlying asset, interest rate, dividend payout or yield ratio, volatility, correlation, discount rate	Underlying asset volatility	0.134~0.428	Proportional
					Correlation coefficient	0.02~0.59	Proportional
	Other derivative linked securities	241,749			Underlying asset volatility	0.004~0.403	Proportional
	Other OTC derivative combined contract	160,819			Underlying asset volatility	0.134~0.293	Proportional
					Correlation coefficient	0.35~0.6	Proportional
	Debt instruments	88,786			Underlying asset volatility	0.085~0.235	Proportional
	Equity instruments	45,181			Underlying asset volatility	0.105	Proportional
Derivative financial assets(arbitrage)	(1)	304,625			Underlying asset volatility	0.003~0.687	Proportional
					Correlation coefficient	-0.05~0.6	Proportional
Available-for-sale financial assets	Equity instruments	255,842	DCF model, Risk-adjusted discount rate model	Growth rate, discount rate	Growth rate	0~0.01	Proportional
					Discount rate	0.0462~0.1501	Inversely proportional

Total		1,384,912

Financial liabilities designated at FVTPL	Equity-linked securities sold	5,343,482	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, others	Price of underlying asset, interest rate, dividend payout or yield ratio, volatility, correlation, discount rate	Underlying asset volatility	0.009~0.458	Proportional
					Correlation coefficient	-0.11~0.82	Proportional
	Derivatives combined securities sold	1,908,944			Underlying asset volatility	0.01~0.417	Proportional
					Correlation coefficient	-0.04~0.56	Proportional
	Other OTC derivatives combined contract sold	292,074			Underlying asset volatility	0.078~0.299	Proportional
					Correlation coefficient	0.36~0.58	Proportional
Derivative financial liabilities(arbitrage)	(1)	583,335			Underlying asset volatility	0.01~0.458	Proportional
					Correlation coefficient	-0.11~0.6	Proportional

Total		8,127,835

1.	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

<December 31, 2015>

						(Unit: KRW millions)
Type	Kind	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets designated at FVTPL	Equity-linked securities	167,382	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, others	Price of underlying asset, interest rate, dividend payout or yield ratio, volatility, correlation, discount rate	Underlying asset volatility	0.133~0.41	Proportional
					Correlation coefficient	0.01~0.6	Proportional
	Other derivative linked securities	258,500			Underlying asset volatility	0.007~0.599	Proportional
	Other OTC derivative combined contract	81,889			Underlying asset volatility	0.133~0.259	Proportional
					Correlation coefficient	0.34~0.57	Proportional
	Debt instruments	72,028			Underlying asset volatility	0.085~0.235	Proportional
	Equity instruments	42,860			Underlying asset volatility	0.105	Proportional
Derivative financial assets(arbitrage)	(1)	303,955			Underlying asset volatility	0.005~0.973	Proportional
					Correlation coefficient	-0.07~0.57	Proportional
Available-for-sale financial assets	Equity instruments	238,635	DCF model, Risk-adjusted discount rate model	Growth rate, discount rate	Growth rate	0.049~0.144	Proportional
					Discount rate	0~0.01	Inversely proportional

Total		1,165,249

Financial liabilities designated at FVTPL	Equity-linked securities sold	4,810,641	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, others	Price of underlying asset, interest rate, dividend payout or yield ratio, volatility, correlation, discount rate	Underlying asset volatility	0.01~0.684	Proportional
					Correlation coefficient	-0.04~0.8	Proportional
	Derivatives combined securities sold	1,869,127			Underlying asset volatility	0.01~0.599	Proportional
					Correlation coefficient	0.03~0.5	Proportional
	Other OTC derivatives combined contract sold	203,899			Underlying asset volatility	0.133~0.289	Proportional
					Correlation coefficient	0.34~0.55	Proportional
Derivative financial liabilities (arbitrage)	(1)	651,044			Underlying asset volatility	0.01~1.057	Proportional
					Correlation coefficient	-0.07~0.57	Proportional

Total		7,534,711

1.	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

(7)	Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of Hyundai Securities. Unobservable inputs are produced by the external assessor or internal valuation system and Hyundai Securities reviews the adequacy of inputs. The risk council reviews the adequacy of the assessment methodology and valuation method of external assessor. The agenda of the risk council is to be reported or approved by the risk committee.

(8)	Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as of June 30, 2016 and December 31, 2015, are as follows. Furthermore, financial instruments for which gains and losses are completely offset as a result of back-to-back transactions, such as derivative-linked securities and equity instruments measured at cost, have been excluded from the sensitivity analysis.

<June 30, 2016>

			(Unit: KRW millions)
Type	Profit and Loss		Other Comprehensive Income
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets designated at FVTPL[1]	(3,999)	4,218	—	—
Derivative financial assets(arbitrage) [1]	(5,373)	15,200	—	—
Available-for-sale financial assets[2]	—	—	32,335	(12,205)
Financial liabilities designated at FVTPL[1]	74,061	(81,679)	—	—
Derivative financial liabilities(arbitrage) [1]	(50,344)	51,386	—	—

1.	Measured by changes in fair value based on the increased or decreased unobservable inputs by 10%
2.	Measured by changes in fair value based on growth rate (-1–1%) and discount rate (-1–1%) that are unobservable inputs

<December 31, 2015>

			(Unit: KRW millions)
Type	Profit and Loss		Other Comprehensive Income
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets designated at FVTPL[1]	(2,896)	3,131	—	—
Derivative financial assets(arbitrage) [1]	(18,598)	17,665	—	—
Available-for-sale financial assets[2]	—	—	30,286	(10,284)
Financial liabilities designated at FVTPL[1]	70,027	(78,755)	—	—
Derivative financial liabilities(arbitrage) [1]	(40,138)	42,108	—	—

1.	Measured by changes in fair value based on the increased or decreased unobservable inputs by 10%
2.	Measured by changes in fair value based on growth rate (-1–1%) and discount rate (-1–1%) that are unobservable inputs

39.	Financial Asset Transfer Transactions

As of June 30, 2016 and December 31, 2015, relevant information about transferred financial assets which do not qualify for de-recognition is as follows:

<June 30, 2016>

			(Unit: KRW thousands)
Type	Financial assets at FVTPL	Available-for-sale financial assets		Held-to-maturity financial assets
	Debt instruments[1]	Debt instruments[1]	Equity instruments[3]	Debt instruments[1]
Book value of assets	4,986,107,040	1,748,125,776	49,344,312	9,885,098
Book value of related liabilities	4,746,189,645	1,662,623,830	46,363,681	9,500,000

<December 31, 2015>

			(Unit: KRW thousands)
Type	Financial assets at FVTPL		Available-for-sale financial assets
	Debt instruments[1]	Equity instruments[2]	Debt instruments[1]	Equity instruments[3]
Book value of assets	5,000,711,444	7,842,000	1,243,699,456	47,911,735
Book value of related liabilities	4,757,072,818	—	1,184,309,124	46,363,681

1.	Transferred debt instruments under repurchase agreements
2.	Transferred equity instruments under securities lending agreements
3.	Hyundai Securities transferred Hyundai Elevator Co., Ltd. stocks at KRW46,364 million to Natixis Bank and made a TRS agreement. If the price of the transferred assets fluctuates depending on the contract, the risk becomes primarily vested in Hyundai Securities.

40.	Assets Pledged as Collateral

The details of financial assets pledged as collateral, as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW thousands)
Type	Description	June 30, 2016	December 31, 2015	Security right holder
Financial assets designated at FVTPL	Guarantee deposits for lending and borrowing securities and bond	1,644,348,348	1,666,921,335	Korea Securities Depository, etc.
	Margin required and Guarantee deposits for derivatives trading	1,380,916,352	1,179,664,035	Korea Exchange, etc.
	Guarantee deposits for clearing fund	1,045,484	1,035,690	Korea Securities Depository
	Guarantee deposits for trading bonds under repurchase agreements	4,986,107,040	5,000,711,444	Customer, Institution
Available-for-sale financial assets	Guarantee deposits for lending and borrowing securities and bond	151,909,836	258,328,359	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	78,010,175	30,257,245	Hana Financial Investment Co., Ltd., etc.
	Guarantee deposits for trading bonds under repurchase agreements	1,748,125,776	1,243,699,456	Customer
Held-to-maturity financial assets	Guarantee deposits for lending and borrowing bonds	—	10,000,000	KSFC
	Guarantee deposits for trading bonds under repurchase agreements	9,885,098	—	Customer

Total		10,000,348,109	9,390,617,564

Hyundai Securities provides KRW2,011,882 million of its borrowing securities and securities held as collateral with KSFC and others as of June 30, 2016.

41.	Contingent Liabilities and Commitments

(1)	Hyundai Securities has entered into various agreements with various financial institutions as of June 30, 2016 and December 31, 2015, as follows:

		(Unit: KRW thousands)
Type	Financial Institutions	Credit facility
		June 30, 2016	December 31, 2015
Overdraft (including daily overdraft)	Kookmin Bank and five other banks	495,000,000	500,000,000
General loan	Kookmin Bank and two other banks	60,000,000	60,000,000
Securities underwriting loan	KSFC	700,000,000	700,000,000
Working capital loan (general)	KSFC	500,000,000	500,000,000
Note trading at a discount (general)	KSFC	200,000,000	200,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	850,000,000	850,000,000
Mortgage loan financing	KSFC	700,000,000	700,000,000

(2)	As of June 30, 2016 and December 31, 2015, Hyundai Securities is involved in pending lawsuits, as follows:

			(Unit: KRW thousands)
Type	June 30, 2016		December 31, 2015
	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	11	6,068,097	13	8,632,965
Plaintiff	5	7,710,014	6	10,122,989

Hyundai Securities’ management believes that the final loss of these litigations is uncertain and the ultimate outcome of these litigations will not have a significant impact on the consolidated financial statements of Hyundai Securities.

(3)	As of June 30, 2016, Hyundai Securities entered into a contract on conditional purchase agreement of ABCP and asset-backed short term bonds with Songdo M1 the 1st L.L.C. and others. ABCP and asset-backed short-term bonds backed by loans were issued by Songdo M1 the 1st L.L.C. and others amounting to KRW868.9 billion. Hyundai Securities should purchase the remaining unsold ABCP and asset-backed short-term bonds in each issuance date on the condition that the effective credit rating of Songdo M1 the 1st L.L.C. and others is maintained. Meanwhile, there are KRW0.4 billion on ABCP and asset-backed short-term bonds that Hyundai Securities purchased through the purchase agreement as of June 30, 2016.

(4)	Hyundai Securities provides payment guarantees for compensation for the shareholders’ loss on condition that certain debtors (warrantees) do not pay the dues according to the initial or revised contract terms of debt instruments. The total balance of related guarantee is KRW1672.2 billion as of June 30, 2016.

(5)	Hyundai Securities has been provided with KRW1,247 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as of June 30, 2016.

(6)	Hyundai Securities’ securities borrowed and securities loaned, as of June 30, 2016 and December 31, 2015, are as follows:

			(Unit: KRW thousands)
Type	Kind	June 30, 2016	December 31, 2015	Valuation basis
Securities borrowed	Stocks	1,718,124,278	1,058,297,147	Fair value
	National and local government bonds	1,509,000,061	1,770,235,486	Fair value
Securities loaned	Stocks	660,903,116	401,017,691	Fair value

(7)	The securities in custody as of June 30, 2016 and December 31, 2015, are as follows:

		(Unit: KRW thousands)
Type	June 30, 2016	December 31, 2015	Valuation method
Trustor securities	64,534,351,211	62,449,161,157	Fair value
Saver securities	62,950,179	69,842,254	Fair value
Beneficiary securities	5,644,079,572	5,221,850,849	Standard sold price

Total	70,241,380,962	67,740,854,260

42.	Related Party Transactions

(1)	As of June 30, 2016, KB Financial Group and its subsidiaries exercise significant influences over Hyundai Securities.

(2)	Details of the subsidiaries of Hyundai Securities, as of June 30, 2016 and December 31, 2015, are as follows:

Name of subsidiaries	Percentage of Shareholding (%)		Notes
	June 30, 2016	December 31, 2015
Hyundai Securities America Inc.	100.00	100.00
Hyundai Securities ASIA Ltd.	100.00	100.00
Hyundai Savings Bank	100.00	100.00
Hyundai Asset Management Co., Ltd.	100.00	100.00
Korea Pacific No. 08 Ship Investment Co., Ltd.	—	99.57	See note 3
Jueun Power Middle 7	100.00	100.00
G1 Shinhan Special Short Public Bonds H-3	100.00	100.00
Hanareum Gold Middle 3	100.00	100.00
Hyundai Youfirst Private Real Estate Trust 1	60.00	60.00
Hyundai Smart Index Alpha Derivative Feeder Trust 1	97.68	97.00
Hyundai Trust Bond Feeder Trust 1	99.87	99.89
Hyundai Strong Korea Equity Trust 1	76.36	52.60
Hyundai Kidzania Equity Feeder Trust 1	73.17	72.21
Hyundai Value Plus Equity Feeder Trust 1	99.37	99.37
Hyundai Hyundai Group Plus Equity Feeder Trust 1	—	100.00	See note 3
Hyundai Strong-small Corporate Trust 1	79.33	76.75
Hyundai Youfirst Private Equity Real Estate Investment Trusts 15	35.00	35.00
Hyundai Global-multi Asset Investment Trust 1	—	100.00	See note 3
Heungkuk Highclass Private Real Estate Trust 21	100.00	100.00
JB New Jersey Private Real Estate Fund 1	98.15	98.15
Heungkuk Global Highclass Private Real Estate Trust 23	100.00	100.00
Hyundai DynaMIX Securities Feeder Investment Trust 1	99.97	—	See note 1
Hyundai Quant Long Short Securities Feeder Investment Trust 1	100.00	—	See note 1
Hyundai China Index Plus Investment Trust 1	68.43	—	See note 1
Samsung Securities Co., Ltd. MMT 2	—	100.00	See note 3
Samsung Securities Co., Ltd. MMT 4	100.00	—	See note 1
Kyobo Axa Private Tomorrow Star Separate Taxation High Yield Securities Investment Trust 1	100.00	99.50
Aquila Global Real Assets Fund No.1 LP	99.96	99.96
Able Ocean Co., Ltd.	—	—
Ms Sejong 4th Co., Ltd.	—	—
Able DCM 2nd Co., Ltd.	—	—
M Square Dongchun 3rd Co., Ltd.	—	—
Hthehill 5th Co., Ltd.	—	—
Able DFI Series 1 Co., Ltd.	—	—
Trynda 1 Co., Ltd.	—	—	See note 2
Able Land 1st Co., Ltd.	—	—

Able DF Co., Ltd.	—	—
Namyangjuhyado 1st Co., Ltd.	—	—
Able E&D No. 2 Co., Ltd.	—	—
2014 Ableopo 2nd Co., Ltd.	—	—
Able DCM Blue Co., Ltd	—	—
Able DCM White Co., Ltd.	—	—
Aa-03 2nd Co., Ltd.	—	—
R1-1st Co., Ltd.	—	—
Able DCM 6th Co., Ltd.	—	—
Happycell 1st. Co., Ltd.	—	—
Ibneo 1st. Co., Ltd.	—	—	See note 2
Lsm 1st. Co., Ltd.	—	—
Pure Gwanggyo 1st L.L.C.	—	—
Beautiful House 1st L.L.C.	—	—
Eco Gwanggyo 1st L.L.C.	—	—
Smart Gwanggyo 1st L.L.C.	—	—
Hws Co., Ltd.	—	—
Hdsinbu 3st L.L.C.	—	—
Able Gongpyung1st Co., Ltd.	—	—	See note 2
Annex Able Co., Ltd.	—	—
Able Munhyeon 1st Co., Ltd.	—	—
Able Munhyeon 2nd Co., Ltd.	—	—
Able Mercury 1st Co., Ltd.	—	—
Able Haeundae 1st Co., Ltd.	—	—
Han-sung Dangjin 1st Co., Ltd.	—	—
Able ST 1st Co., Ltd.	—	—
Oxford Third Co., Ltd.	—	—
ELP 4th Co., Ltd.	—	—	See note 2
WJSY Co., Ltd.	—	—
BDSF 5th L.L.C.	—	—
Huefore 1st Co., Ltd.	—	—	See note 2
Han-sung Asan 1st Co., Ltd.	—	—
Huefore Myungji Co., Ltd.	—	—
MJ-10 The 4th Co., Ltd.	—	—	See note 2
IB Pro 1st Ltd.	—	—	See note 2
HDBK 2nd Co,. Ltd.	—	—
HDES 1st Co., Ltd.	—	—
HDBK 1st Co., Ltd.	—	—
SJB 1st Co., Ltd.	—	—
CD One 2nd Co., Ltd.	—	—
CD Two 2nd Co., Ltd.	—	—
Able Rich 1st Co., Ltd.	—	—
Able LKP Co., Ltd.	—	—
Able Sosa 1st Co., Ltd.	—	—
Able Sosa 2nd Co., Ltd.	—	—
Preston 1st Co., Ltd.	—	—
Able Ns Co., Ltd.	—	—
ELP 5th Co., Ltd.	—	—	See note 1
Able HANA Co., Ltd.	—	—	See note 1
Able Sangdo 1st Co., Ltd.	—	—	See note 1 and 2
Able 7 Valley Co., Ltd.	—	—	See note 1
SM Sejong 1st Co., Ltd.	—	—	See note 1
Smart Dongtan 2nd Co., Ltd.	—	—	See note 1
Able HS Co., Ltd.	—	—	See note 1

IBUPC 2nd Co., Ltd.	—	—	See note 1
Able Mow 1st Co., Ltd.	—	—	See note 1
Able Yongjuk 1st Co., Ltd.	—	—	See note 1
Able Lake 1st Co., Ltd.	—	—	See note 1
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	100.00
Able Quant Asia Pacific Master Fund Limited	100.00	100.00
Global Investment Opportunity Limited	100.00	100.00
AQG Capital management Pte. Ltd.	100.00	100.00
Hyundai Able Investment Pte. Ltd.	100.00	100.00
Hyundai Smart Index Alpha Derivative Master Trust	99.52	99.57
Hyundai Trust Bond Master Trust	92.92	89.88
Hyundai Value Plus Equity Master Trust	100.00	99.96
Hyundai DynaMIX Securities Master Investment Trust	99.02	—	See note 1
Hyundai Quant Long Short Securities Master Investment Trust	100.00	—	See note 1
Hyundai Hyundai Group Plus Equity Master Trust	—	85.58	See note 3
HYUNDAI Global-multi Asset Investment Master Trust	—	100.00	See note 3
AGRAF Real Estate No.1, Senningerberg	100.00	100.00
AGRAF Real Estate Holding No.1, Senningerberg	100.00	100.00
Vierte CasaLog GmbH & Co. KG	94.90	94.90
HD 1 Grundstucksgesellschaft mbH & Co. KG	94.90	94.90
Sechste Casalog KG	94.90	94.90
ABLE NJ DSM INVESTMENT REIT	99.18	99.18
ABLE NJ DSM, LLC	100.00	100.00
HYUNDAI ABLE INVESTMENT REIT	99.90	99.90
HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	100.00
Hyundai Ocean Star Ship Private 2	100.00	100.00
Northeast Asia 41 Ship Investment Company	99.99	99.99
WISDOM SHAPLEY 41 SHIPPNG S.A.	100.00	100.00
WISDOM ROTH 41 SHIPPNG S.A	100.00	100.00

1.	Newly established and included as a subsidiary during the six-month period ended June 30, 2016.
2.	Excluded from subsidiaries due to loss of substantive power over the entities from expiration of contract during the six-month period ended June 30, 2016.
3.	Liquidated and excluded from subsidiaries during the six-month period ended June 30, 2016.

(3)	Details of associates and other related parties that have sales and other transactions with Hyundai Securities or have receivables and payables balances, as of June 30, 2016 and December 31, 2015, are as follows:

Type	June 30, 2016	December 31, 2015
Associates	Hyundai-Tongyang Agrifood Private Equity Fund	Hyundai-Tongyang Agrifood Private Equity Fund
	Keystone-Hyundai Sec. No.1 Private Equity Fund	Keystone-Hyundai Sec. No.1 Private Equity Fund
Others	KB Financial Group Inc.	—
	Kookmin Bank	—
	KB Investment & Securities Co., Ltd.	—
	KB Asset Management	—
	KB Insurance Co., Ltd.	—
	KB Kookmin Card Co., Ltd.	—
	KB Life Insurance Company	—
	KB No.5 Special Purpose Acquisition Company	—
	KB No.7 Special Purpose Acquisition Company	—
	KB No.8 Special Purpose Acquisition Company	—
	KB No.9 Special Purpose Acquisition Company	—
	—	Hyundai Merchant Marine Co., Ltd.
	—	Hyundai Ubiquitous & Information Technology Co., Ltd.
	—	Hyundai L&R Co., Ltd.
	—	Hst Co., Ltd
	—	Hyundai Research Institute
	—	Hyundai Elevator Co., Ltd.
	—	Hyundai Asan Corporation
	—	Able Hyundai Hotel & Resort Co., Ltd.
	—	Hyundai Learning & Training Center
	—	Haeyoung Maritime Services Co., Ltd.
	—	Hyundai Ocean Service Co., Ltd.
	—	Hometextile Korea Co., Ltd.

During the six-month period ended June 30, 2016, as KB Financial Group takes over the entire shares held by Hyundai Merchant Marine Co., Ltd., the affiliates of Hyundai Group such as Hyundai U&I and others are excluded from the scope of other related parties after the six-month period ended June 30, 2016 (Note 1).

(4)	Significant balances, excluding loans and borrowings with related parties, as of June 30, 2016 and December 31, 2015, are as follows:

				(Unit: KRW thousands)
Type	Name of Parties	June 30, 2016		December 31, 2015
		Receivables	Payables	Receivables	Payables
Subsidiaries	Hyundai Securities ASIA Ltd.	—	34,000	—	28,000
	Hyundai Securities America Inc.	—	6,000	—	4,000
	Able Ocean Co., Ltd.	270,492	460,293	429,194	652,494
	M Square Dongchun 3rd Co., Ltd.	—	105,949	—	172,580
	Able DCM 2nd Co., Ltd.	1,371,663	1,857,215	1,552,224	2,016,307
	Ms Sejong 4th Co., Ltd.	1,797,898	1,797,478	1,913,789	1,912,308
	Hthehill 5th Co., Ltd.	—	75,176	—	698,630
	Able DF Co., Ltd.	72,339	109,561	211,529	126,040
	Able Land 1st Co., Ltd.	2,676,757	1,732,190	3,634,123	2,646,809
	Able DFI Series 1 Co., Ltd.	2,576,895	386,710	4,131,192	447,401
	Namyangjuhyado 1st Co., Ltd.	202,842	279,107	220,725	427,717
	Able E&D No.2 Co., Ltd.	348,367	378,894	453,850	467,436
	2014 Ableopo 2nd Co., Ltd.	194,963	298,984	388,541	519,381
	Able DCM White Co., Ltd.	355,812	366,683	—	—
	Aa-03 2nd Co., Ltd.	408,296	437,884	1,251,838	1,333,137
	R1-1st Co., Ltd.	1,242,740	1,273,702	1,486,135	1,517,212
	Able DCM 6th Co., Ltd.	1,352,342	197,589	3,517,417	—
	Happycell 1st. Co., Ltd.	329,128	833,982	814,707	1,467,979
	Lsm 1st. Co., Ltd.	365,413	394,415	567,179	585,054
	Hws Co., Ltd.	672,911	758,945	897,997	969,560
	Annex Able Co., Ltd.	355,965	268,731	548,749	520,896
	Hdsinbu 3st L.L.C.	—	—	214,384	661,518
	Able Munhyeon 1st Co., Ltd.	1,979,647	2,742,238	2,294,867	3,219,204
	Able Munhyeon 2nd Co., Ltd.	—	927,120	—	1,006,849
	Able Haeundae 1st Co., Ltd.	7,108,864	11,268,795	—	2,733,333
	Han-sung Dangjin 1st Co., Ltd.	57,119	24,318	87,576	170,229
	Oxford Third Co., Ltd.	359,452	—	359,452	—
	ELP 5th Co., Ltd.	371,860	445,237	—	—
	WJSY Co., Ltd.	1,150,547	1,081,661	1,387,111	1,305,026
	Han-sung Asan 1st Co., Ltd.	69,101	66,108	160,478	240,259
	Huefore Myungji Co., Ltd.	87,836	137,956	182,790	200,391
	HDBK 2nd Co,. Ltd.	91,103	136,841	298,307	342,103
	HDES 1st Co., Ltd.	2,085,547	2,343,691	3,531,466	3,749,906

Type	Name of Parties	June 30, 2016		December 31, 2015
		Receivables	Payables	Receivables	Payables
	HDBK 1st Co., Ltd.	168,651	214,416	349,404	428,833
	SJB 1st Co., Ltd.	938,080	1,424,893	1,287,275	2,191,921
	CD One 2nd Co., Ltd.	94,932	239,761	269,452	505,046
	CD Two 2nd Co., Ltd.	1,512,841	2,850,384	1,757,572	3,214,023
	Able Rich 1st Co., Ltd.	610,533	678,343	713,391	757,497
	Able LKP Co., Ltd.	806,157	741,216	1,039,104	996,018
	Able Sosa 1st Co., Ltd.	3,172,270	4,352,329	3,870,984	5,065,643
	Able Sosa 2nd Co., Ltd.	3,001,963	4,435,559	4,086,992	5,062,668
	Able Ns Co., Ltd.	2,007,315	2,083,744	—	—
	Able ST 1st Co., Ltd.	57,623	410,934	313,849	760,868
	Able HANA Co., Ltd.	2,547,051	2,267,250	—	—
	Able 7 Valley Co., Ltd.	2,721,258	2,529,904	—	—
	SM Sejong 1st Co., Ltd.	1,538,971	1,515,915	—	—
	Smart Dongtan 2nd Co., Ltd.	839,745	1,080,191	—	—
	Able HS Co., Ltd.	—	570,646	—	—
	Able Mow 1st Co., Ltd.	1,252,808	1,662,775	—	—
	Able Yongjuk 1st Co., Ltd.	665,432	685,140	—	—
	Able Lake 1st Co., Ltd.	1,459,718	1,502,838	—	—
	IBUPC 2nd Co., Ltd.	328,072	571,977	—	—
	Northeast Asia 41 Ship Investment Company	787,114	—	1,173,172	—
Others	KB Financial Group Inc.	—	223,000	—	—
	Kookmin Bank	7,177,156	4,126,500	—	—
	KB Investment & Securities Co., Ltd.	2,704,793	90,717,526	—	—
	KB Asset Management	—	10,029,828	—	—
	KB Insurance Co., Ltd.	57,011	10,547,523	—	—
	KB Kookmin Card Co., Ltd.	—	2,217,000	—	—
	Hyundai Ubiquitous & Information Technology Co., Ltd.	—	—	184,932	—
	Hyundai L&R Co., Ltd.	—	—	573,685	—
	Able Hyundai Hotel & Resort Co., Ltd.	—	—	9,000,000	—
	Trynda 1st Co., Ltd.	—	—	728,795	894,071
	IB Pro 1st Ltd.	—	—	340,932	611,183
	Ibneo 1st. Co., Ltd.	—	—	3,302,319	4,123,023
	ELP 4th Co., Ltd.	—	—	987,604	1,055,507
	Able Gongpyung1st Co., Ltd.	—	—	3,481,888	3,270,812
	Huefore 1st Co., Ltd.	—	—	364,966	367,928
	MJ-10 The 4th Co., Ltd.	—	—	462,347	571,985

(5)	Significant transactions with related parties, for the six-month periods ended June 30, 2016 and 2015, are as follows:

				(Unit: KRW thousands)
Type	Name of Parties	1H 2016		1H 2015
		Income	Expenses	Income	Expenses
Subsidiaries	Hyundai Securities ASIA Ltd.	—	212,738	—	471,465
	Hyundai Securities America Inc.	—	69,467	—	144,301
	Hyundai Savings Bank Co., Ltd.	840	—	9,863	—
	Hyundai Asset Management Co., Ltd.	—	19,445	405	3,043
	Hyundai Youfirst Private Equity Real Estate Investment Trusts 15	1,617,104	—	1,625,013	—
	Kyobo Axa Private Tomorrow Star Separate Taxation High Yield Securities Investment Trust 1	425,677	—	—	—
	Heungkuk Highclass Private Real Estate Trust 21	910,000	—	840,000	—
	Heungkuk Global Highclass Private Real Estate Trust 23	5,587,000	—	2,829,883	—
	JB New Jersey Private Real Estate Fund 1	594,114	—	546,707	—
	Able Ocean Co., Ltd.	218,079	—	198,079	—
	Northeast Asia 41 Ship Investment Company	147,964	77,425	286,946	3,481
	ELP 2nd Co., Ltd.	—	—	141,795	—
	M Square Dongchun 3rd Co., Ltd.	128,294	—	171,000	—
	Able DCM 2nd Co., Ltd.	338,333	—	291,649	—
	Ms Sejong 4th Co., Ltd.	177,447	—	177,447	—
	Continuum 3rd Co., Ltd.	—	—	487,345	—
	Hthehill 5th Co., Ltd.	987,251	—	442,393	—
	Able DF Co., Ltd.	36,036	8,297	56,034	—
	Trynda 1st Co., Ltd.	—	—	338,801	—
	Able Land 1st Co., Ltd.	1,033,545	—	948,340	—
	Able DFI Series 1 Co., Ltd.	613,015	1,888,414	566,126	747,547
	007 1st Co., Ltd.	—	—	337,000	—
	Namyangjuhyado 1st Co., Ltd.	129,819	—	150,978	—
	Ablekolao Co., Ltd.	—	—	223,110	—
	Able E&D No.2 Co., Ltd.	154,700	—	221,029	—
	2014 Ableopo 1st Co., Ltd.	—	—	40,975	—
	2014 Ableopo 2nd Co., Ltd.	225,996	—	225,996	—
	Able DCM Blue Co., Ltd	786,997	386,290	487,525	—
	Able DCM White Co., Ltd.	352,846	167,540	178,905	—
	Aa-03 2nd Co., Ltd.	229,193	—	384,110	—
	R1-1 Co., Ltd.	297,388	—	297,139	—
	Able DCM 6th Co., Ltd.	10,599,928	5,997,976	7,630,324	59,131
	007 2nd Co., Ltd.	—	—	276,750	—
	Happycell 1st. Co., Ltd.	657,213	—	422,200	—
	Ibneo 1st. Co., Ltd.	—	—	313,305	—
	Hdsinbu 4th L.L.C.	—	—	493,315	—
	Lsm 1st. Co., Ltd.	200,705	—	100,353	—
	Hws Co., Ltd.	237,721	—	39,620	—
	Able Gongpyung1st Co., Ltd.	267,782	—	240,439	—
	Annex Able Co., Ltd.	265,381	—	141,365	—
	Hdsinbu 3rd L.L.C.	661,518	—	330,759	—
	Able Munhyeon 1st Co., Ltd.	548,185	—	—	—
	Able Munhyeon 2nd Co., Ltd.	79,729	—	—	—
	Able Haeundae 1st Co., Ltd.	424,165	—	—	—
	Han-sung Dangjin 1st Co., Ltd.	145,911	—	—	—
	Oxford Third Co., Ltd.	1,595,616	—	—	—
	ELP 5th Co., Ltd.	156,609	—	—	—
	WJSY Co., Ltd.	254,403	—	—	—
	Han-sung Asan 1st Co., Ltd.	174,150	—	—	—
	Huefore Myungji Co., Ltd.	64,725	—	—	—
	HDBK 2nd Co,. Ltd.	205,262	—	—	—
	HDES 1st Co., Ltd.	1,350,659	—	—	—
	HDBK 1st Co., Ltd.	194,416	—	—	—
	SJB 1st Co., Ltd.	801,251	—	—	—
	CD One 2nd Co., Ltd.	289,753	—	—	—
	CD Two 2nd Co., Ltd.	515,960	—	—	—
	Able Rich 1st Co., Ltd.	146,061	—	—	—
	Able LKP Co., Ltd.	275,245	—	—	—

Type	Name of Parties	1H 2016		1H 2015
		Income	Expenses	Income	Expenses
	Able Sosa 1st Co., Ltd.	787,778	—	—	—
	Able Sosa 2nd Co., Ltd.	701,780	—	—	—
	Able ST 1st Co., Ltd.	356,400	—	—	—
	Able Ns Co., Ltd.	440,279	—	—	—
	Able HANA Co., Ltd.	518,633	65,664	—	—
	Able 7 Valley Co., Ltd.	543,374	—	—	—
	SM Sejong 1st Co., Ltd.	217,354	—	—	—
	Smart Dongtan 2nd Co., Ltd.	106,453	—	—	—
	Able HS Co., Ltd.	317,025	—	—	—
	Able Mow 1st Co., Ltd.	407,636	—	—	—
	Able Yongjuk 1st Co., Ltd.	44,402	—	—	—
	Able Lake 1st Co., Ltd.	62,742	—	—	—
	IBUPC 2nd Co., Ltd.	102,070	—	—	—
	Able DCM Purple Co., Ltd.	—	—	23,030	—
	Samsung Securities Co., Ltd. MMT 4	549,567	—	—	—
Associates	Hyundai-Tongyang Agrifood Private Equity Fund	195,532	—	70,441	—
	Keystone-Hyundai Sec. No.1 Private Equity Fund	59,725	—	5,911	—
Others	Hyundai Research Institute[1]	481,260	818,428	481,260	975,010
	Hyundai Merchant Marine Co., Ltd.[1]	11,015,071	31,980	579,000	2,412,474
	Hyundai Elevator Co., Ltd.[1]	245,992	3,721,255	98,150	36,540
	Hyundai Ubiquitous & Information Technology Co., Ltd.[1]	1,200,840	6,120,572	1,200,840	6,661,022
	Hyundai Asan Corporation[1]	1,260	106,768	1,260	1,082,882
	Hyundai L&R Co., Ltd.[1]	2,526,531	—	1,287,067	—
	Able Hyundai Hotel & Resort Co., Ltd.[1]	7,044	223,074	47,593	394,381
	Hyundai Learning & Training Center[1]	840	2,027,878	840	1,815,098
	Haeyoung Maritime Services Co., Ltd.[1]	560	—	560	—
	Hyundai Ocean Service Co., Ltd.[1]	560	—	840	—
	Hst Co., Ltd.[1]	—	1,694,527	—	1,470,109
	Able E&D Co., Ltd.	—	—	408,275	—
	Able DCM Farm Co., Ltd.	—	—	178,277	—
	Bubong Project 1 Co., Ltd.	—	—	1,368,957	—
	The 9th F&D Co., Ltd.	—	—	3,129,258	—
	Huefore 1st Co., Ltd.	220,757	—	—	—
	MJ-10 The 4th Co., Ltd.	55,167	—	—	—
The Group	Employees	613,917	—	552,387	—

1.	Excluded from other related parties during the six-month period ended June 30, 2016, and the amount is transaction amount while they are related parties of Hyundai Securities.

(6)	Significant loans and borrowings with related parties, for the six-month periods ended June 30, 2016 and 2015, is as follows

<1H 2016>

(Unit: KRW thousands)
Type	Name of Parties	Accounts	Beginning balance	Increase	Decrease	Changes in scope	Ending balance
Subsidiaries	Hyundai Asset Management Co., Ltd.	Other borrowings[1]	29,400,815	—	(1,450,790)	—	27,950,025
		Securities sold under reverse resale agreements	2,753,425	4,852,655	(5,881,236)	—	1,724,844
	Able DCM 6th Co., Ltd.	Loans	155,700,000	1,000,000	—	—	156,700,000
	Hthehill 5th Co., Ltd.	Loans	30,000,000	—	—	—	30,000,000
	Able DCM Blue Co., Ltd.	Loans	21,400,000	12,300,000	(21,400,000)	—	12,300,000
	Able DCM White Co., Ltd.	Loans	8,400,000	—	(8,400,000)	—	—
	Oxford Third Co., Ltd.	Loans	50,000,000	—	—	—	50,000,000
	Able DF Co., Ltd.	Loans	—	200,000	—	—	200,000
	Able Mercury 1st Co., Ltd.	Loans	20,000,000	—	—	—	20,000,000
	Able Gongpyung1st Co., Ltd.	Loans	—	20,300,000	(20,300,000)	—	—
	Hyundai Securities ASIA Ltd.	Deposits received	—	10	—	—	10
	Global Investment Opportunity Limited	Deposits received	4,918,576	—	(669,692)	—	4,248,884
Others	Kookmin Bank	Cash and cash equivalents	—	—	—	82,133,726	82,133,726
		Held-for-trading bonds	—	—	—	166,888,803	166,888,803
		AFS bonds	—	—	—	50,272,832	50,272,832
	KB Asset Management	Funds held for trading	—	—	—	86,259	86,259
	KB Capital Co., Ltd.	Deposits received	—	—	—	491,432	491,432
	KB Life Insurance Company	Deposits received	—	—	—	4,000,000	4,000,000
	Hyundai Ubiquitous & Information Technology Co., Ltd.	Securities sold under reverse resale agreements	45,134	5,302,308	(5,347,435)	(7)	—
		AFS bonds	21,369,569	—	(757,014)	(20,612,555)	—
	Hyundai Research Institute	Securities sold under reverse resale agreements	745,951	2,241,148	(2,459,274)	(527,825)	—
	Hyundai L&R Co., Ltd.	Loans	57,000,000	—	(1,000,000)	(56,000,000)	—
	Able Hyundai Hotel & Resort Co., Ltd.	Securities sold under reverse resale agreements	12,803,281	49,077,498	(44,303,656)	(17,577,123)	—
	Hst Co., Ltd.	Securities sold under reverse resale agreements	2,138,143	15,169,632	(14,855,407)	(2,452,368)	—
Hyundai Securities	Employees	Loans to employees	68,370,000	340,000	(4,161,983)	—	64,548,017

1.	Hyundai Asset Management transferred its investments in the subsidiary, Northeast Asia 41 Ship Investment Company. However, the requirements to remove the account were not met, and the liabilities were accordingly calculated as other borrowings.

<1H 2015>

(Unit: KRW thousands)
Type	Name of Parties	Accounts	Beginning balance	Increase	Decrease	Ending balance
Subsidiaries	Hyundai Savings Bank	Cash and cash equivalents	50,000,000	—	(50,000,000)	—
	Hyundai Asset Management Co., Ltd.	Other borrowings[1]	34,993,670	—	(2,760,355)	32,233,315
		Securities sold under reverse resale agreements	2,302,970	4,501,918	(5,343,267)	1,461,621
	Able DCM 6th Co., Ltd.	Loans	148,095,000	—	—	148,095,000
	Able DCM 7th Co., Ltd.	Loans	705,495	—	—	705,495
	Igis Korif Private Placement Real Estate Fund No.14	Loans	—	20,000,000	—	20,000,000
	Global Investment Opportunity Limited	Deposits received	—	7,670,006	—	7,670,006
Others	Hyundai Ubiquitous & Information Technology Co., Ltd.	Securities sold under reverse resale agreements	—	9,419,745	(9,419,745)	—
		AFS bonds	20,010,566	691,348	—	20,701,914
	Hyundai Research Institute	Securities sold under reverse resale agreements	2,245,419	9,012,837	(9,799,259)	1,458,997
	Hyundai L&R Co., Ltd.	Loans[2]	61,000,000	—	—	61,000,000
	Able Hyundai Hotel & Resort Co., Ltd.	Securities sold under reverse resale agreements	13,012,005	43,610,284	(39,844,435)	16,777,854
	Hyundai Merchant Marine Co., Ltd.	Loans	—	9,120,000	(9,120,000)	—
		Private placement bonds designated as at FVTPL	—	6,080,000	(6,080,000)	—
		Securities sold under reverse resale agreements	—	20,000,000	(20,000,000)	—
	Hst Co., Ltd.	Securities sold under reverse resale agreements	1,397,990	12,623,879	(12,125,585)	1,896,284
	The 9th F&D Co., Ltd.	Loans	203,700,000	—	(200,000,000)	3,700,000
Hyundai Securities	Employees	Loans to employees	86,041,903	481,393	(14,424,626)	72,098,670

1.	Hyundai Asset Management transferred its investments in the subsidiary, Northeast Asia 41 Ship Investment Company. However, the requirements to remove the account were not met, and the liabilities were accordingly calculated as other borrowings.
2.	Hyundai Securities received, as collateral from Able Hyundai Hotel & Resort Co., Ltd. (Able Hyundai), Able Hyundai’s construction receivables, its deposits in Korea Exchange Bank, 2,400,100 shares and 15,000 convertible preferred shares of Able Hyundai, and has a pledge contract for the collateral, whose amount is KRW61,000 million and limit is KRW79,300 million. The expiration of the pledge contract is the earlier between the payment of liability and the fifth-year anniversary since the commencement of the contract.

(7)	As of June 30, 2016, details of significant collateral provided to related parties are as follows:

(Unit: KRW thousands)
Type	Name of Company	Collateral	Book value	Collateral value
Others	Kookmin Bank	Time deposits etc.	100,000,000	100,000,000
	KB Investment & Securities Co., Ltd.	Bonds Issued in Won	105,665,764	97,366,500

Hyundai Securities entered into limit agreements such as a borrowing limit agreement of KRW165,000 million with Kookmin Bank (Note 41).

(8)	Purchased property and equipment and intangible assets from related parties, for the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW thousands)
Type	Name of Company	1H 2016	1H 2015
Others [1]	Hyundai Ubiquitous & Information Technology Co., Ltd.	415,764	3,127,639
	Hst Co., Ltd.	269,625	401,526

1.	Excluded from other related parties during the six-month period ended June 30, 2016, and the amount is transaction amount while they are related parties of Hyundai Securities.

(9)	Equity transactions with related parties, for the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW thousands)
Type	Related party	Transactions	1H 2016	1H 2015
Capital increase	Aquila Global Real Assets Fund No.1 LP (Subsidiary)	Cash	—	3,419,856
Capital decrease	Northeast Asia 41 Ship Investment Company	Cash	2,934,760	2,760,355
	Able Quant Asia Pacific Feeder Fund(T.E.) Limited (Subsidiary)	Cash	32,313,129	—
	Hyundai-Tongyang Agrifood Private Equity Fund (Associates)	Cash	—	305,575
Paid-in capital	Keystone-Hyundai Sec. No.1 Private Equity Fund (Associates)	Cash	—	1,925,000
	K Bank (Associates)	Cash	25,000,000	—
	Samsung Securities Co., Ltd. MMT (Subsidiary)	Cash	84,884,000	—
	KB No.5 Special Purpose Acquisition Company (Others)	Cash	131,700	—
	KB No.7 Special Purpose Acquisition Company (Others)	Cash	917,284	—
	KB No.8 Special Purpose Acquisition Company (Others)	Cash	146,880	—
	KB No.9 Special Purpose Acquisition Company (Others)	Cash	198,000	—
Disposal	Samsung Securities Co., Ltd. MMT (Subsidiary)	Cash	58,465,000	—

(10)	Guarantees provided to related parties, for the six-month periods ended June 30, 2016, are as follows:

(Unit: KRW thousands)
Company Name	Transaction	Amount Limit
Able Ocean Co., Ltd.	Face value guarantee	27,000,000
Able DCM White Co., Ltd.	Bond purchase commitment	20,000,000
Able Haeundae 1st Co., Ltd.	Bond purchase commitment	100,000,000
M Square Dongchun 3rd Co., Ltd	Bond purchase commitment	4,000,000
Ms Sejong 4th Co., Ltd.	Bond purchase commitment	10,000,000
Happycell 1st. Co., Ltd.	Bond purchase commitment	20,000,000
Namyangjuhyado 1st Co., Ltd.	Private placement bonds commitment	2,400,000
WJSY Co., Ltd.	Private placement bonds commitment	15,000,000
Annex Able Co., Ltd.	Private placement bonds commitment	12,200,000
SJB 1st Co., Ltd.	Private placement bonds commitment	26,000,000
Able DCM 2nd Co., Ltd.	Private placement bonds commitment	30,000,000
Able DFI Series 1 Co., Ltd.	Private placement bonds commitment	20,300,000
Able Land 1st Co., Ltd.	Private placement bonds commitment	40,000,000
Able Rich 1st Co., Ltd.	Private placement bonds commitment	16,100,000
Able Mow 1st Co., Ltd.	Private placement bonds commitment	50,000,000
Able Sosa 2nd Co., Ltd.	Private placement bonds commitment	75,000,000
Able Sosa 1st Co., Ltd.	Private placement bonds commitment	75,000,000
Able ST 1st Co., Ltd.	Private placement bonds commitment	6,000,000
Able Ns Co., Ltd.	Private placement bonds commitment	42,000,000
Able LKP Co., Ltd.	Private placement bonds commitment	21,500,000
Able Yongjuk 1st Co., Ltd.	Private placement bonds commitment	10,000,000
Able E&D No.2 Co., Ltd.	Private placement bonds commitment	14,800,000
Able HANA Co., Ltd.	Private placement bonds commitment	16,500,000
Able Lake 1st Co., Ltd.	Private placement bonds commitment	10,000,000
Aa-03 2nd Co., Ltd.	Private placement bonds commitment	11,600,000
ELP 5th Co., Ltd.	Private placement bonds commitment	18,000,000
Huefore Myungji Co., Ltd.	Private placement bonds commitment	16,100,000
HDBK 1st Co., Ltd.	Payment guarantee	5,000,000
Smart Dongtan 2nd Co., Ltd.	Supplementary funding commitment	10,000,000
CD One 2nd Co., Ltd.	Supplementary funding commitment	5,000,000
CD Two 2nd Co., Ltd.	Supplementary funding commitment	70,000,000
IBUPC 2nd Co., Ltd.	Supplementary funding commitment	3,000,000
R1-1 Co., Ltd.	Supplementary funding commitment	10,000,000
SM Sejong 1st Co., Ltd.	Supplementary funding commitment	10,000,000
Able Munhyeon 2nd Co., Ltd.	Supplementary funding commitment	15,000,000
Able Munhyeon 1st Co., Ltd.	Supplementary funding commitment	20,000,000
Able 7 Valley Co., Ltd.	Supplementary funding commitment	30,700,000
Able HS Co., Ltd.	Supplementary funding commitment	30,000,000
Hws Co., Ltd.	Supplementary funding commitment	10,000,000
HDBK 2nd Co,. Ltd.	Supplementary funding commitment	9,000,000
Hdsinbu 3rd L.L.C.	Supplementary funding commitment	10,000,000
HDES 1st Co., Ltd.	Supplementary funding commitment	50,000,000
Lsm 1st. Co., Ltd.	Supplementary funding commitment	10,000,000
2014 Ableopo 2nd Co., Ltd.	Supplementary funding commitment	17,000,000
Han-sung Dangjin 1st Co., Ltd.	Supplementary funding commitment	1,300,000
Han-sung Asan 1st Co., Ltd.	Supplementary funding commitment	1,800,000

Hyundai Securities recognizes KRW58,098 million as financial guarantee liabilities as of June 30, 2016.

(11)	The key management and their compensation for the six-month periods ended June 30, 2016 and 2015, are as follows:

(Unit: KRW thousands)
Type	1H 2016	1H 2015
Expenses for salaries	6,401,128	9,291,253
Severance benefits	504,405	529,848

Total	6,905,533	9,821,101

6.	Other Finance Related Matters

A.	Allowance for Credit Losses

(1)	Allowance for Credit Losses

(Unit: KRW millions)
Year	Item	Aggregate Amount	Allowances	Ratio
1H 2016	Broker’s loans	1,665,149	—	0.0%
	Loans to employees	65,999	—	0.0%
	Loans receivable	2,307,803	65,151	2.8%
	Receivables	980,980	11,163	1.1%
	Accrued income	87,084	418	0.5%
	Guarantee deposits	65,033	2,353	3.6%
	Private placement bonds	259,912	20,516	7.9%
	Purchased loans	63,450	29,108	45.9%
	Advances to customers	10,225	10,020	98.0%
	Dishonored bonds	6,845	6,845	100.0%
	Others	4,000	—	0.0%

	Subtotal	5,516,480	145,574	2.6%

2015	Broker’s loans	1,504,164	—	0.0%
	Loans to employees	69,387	—	0.0%
	Loans receivable	2,074,561	61,016	2.9%
	Receivables	704,260	11,177	1.6%
	Accrued income	109,035	4,185	3.8%
	Guarantee deposits	65,360	2,353	3.6%
	Private placement bonds	290,715	416	0.1%
	Purchased loans	119,480	27,266	22.8%
	Advances to customers	10,225	10,020	98.0%
	Dishonored bonds	6,845	6,845	100.0%
	Others	5,900	—	0.0%

	Subtotal	4,959,932	123,278	2.5%

2014	Broker’s loans	1,298,606	—	0.0%
	Loans to employees	84,826	2	0.0%
	Loans receivable	1,242,669	91,349	7.4%
	Receivables	478,984	10,514	2.2%
	Accrued income	96,845	810	0.8%
	Guarantee deposits	67,268	2,352	3.5%
	Private placement bonds	305,774	416	0.1%
	Purchased loans	88,621	26,811	30.3%
	Advances to customers	10,365	10,131	97.7%
	Dishonored bonds	6,881	6,881	100.0%
	Others	24,300	—	0.0%

	Subtotal	3,705,139	149,266	4.0%

1.	Based on K-IFRS consolidated financial statements.

(2)	Changes in Allowance for Credit Losses

(Unit: KRW millions)
Item	1H 2016	2015	2014
1. Beginning balance	123,278	149,266	204,707
2. Net allowance for credit losses (① – ② ± ③)	15,746	38,455	17,484
① Write-offs	4,412	27,612	96,000
② Collection	1	1,757	(12,189)
③ Other decrease	11,335	12,600	(90,705)
3. Reversal of allowance for credit losses	38,042	12,467	(37,957)
4. Ending balance	145,574	123,278	149,266

1.	Based on K-IFRS consolidated financial statements.

(3)	Policy on Allowance for Doubtful Accounts

Hyundai Securities establishes an allowance for doubtful accounts to absorb probable losses, which is based on its best estimate of losses incurred as of the end of the reporting period. Allowances are established by making an assessment of the customers’ financial condition (individually and collectively), as well as the net realized value of collateral, credit ratings, the size of the portfolio, concentration and economic factors. More allowances may be established in future accounting periods as a result of changes in such factors that are taken into account when determining allowances.

(4)	Ageing Schedule of Brokerage Receivables as of the End of the Fiscal Year

(Unit: KRW millions)
Item		6 months or less	More than 6 months – one year or less	More than one year – three years or less	More than 3 years	Total
Balance	General	757,289	648	12	17	757,966
	Specially-related parties	—	—	—	—	—

	Subtotal	757,289	648	12	17	757,966

Percentage		99.91%	0.09%	0.00%	0.00%	100.00%

1.	Ageing schedule of brokerage receivables, based on K-IFRS consolidated financial statements.

B.	History of Fair Value Measurement

•	See Note 37 (Financial Instruments) of the notes to the attached consolidated financial statements of Hyundai Securities as of and for the six months ended June 30, 2016 and 2015.

C.	Re-evaluation of Tangible Assets

•	See Note 13 (Property and Equipment) of the notes to the attached consolidated financial statements of Hyundai Securities as of and for the six months ended June 30, 2016 and 2015.

D.	Issuance of Debt Securities

(As of June 30, 2016)
Issuer	Type of Securities	Issue Year	Total Number of Issuance
Hyundai Securities	Corporate bonds	2013	4
		2016	1
	Commercial papers	2014	1
	Asset-backed short-term bonds	2014	7
		2015	31
		2016	20
007 1st Co., Ltd.	Commercial papers	2014	2
007 2nd Co., Ltd.	Commercial papers	2014	1
	Asset-backed short-term bonds	2015	2
2014 Ableopo 1st Co., Ltd.	Commercial papers	2014	3
2014 Ableopo 2nd Co., Ltd.	Asset-backed short-term bonds	2014	5
		2015	4
		2016	2
Aa-03 2nd Co., Ltd.	Corporate bonds	2014	2
	Asset-backed short-term bond	2014	1
		2015	4
		2016	2
Ablekolao Co., Ltd.	Asset-backed short-term bonds	2014	2
		2015	2

Able 7 Valley Co., Ltd.	Asset-backed short-term bonds	2016	2
Able DCM 2nd Co., Ltd.	Asset-backed short-term bonds	2013	1
		2014	5
		2015	4
		2016	2
Able DCM 7th Co., Ltd.	Commercial papers	2014	1
	Asset-backed short-term bonds	2014	2
Able DCM 10th Co., Ltd.	Commercial papers	2014	1
	Asset-backed short-term bonds	2014	3
Able DCM Blue Co., Ltd	Asset-backed short-term bonds	2014	1
		2015	3
Able DCM Farm Co., Ltd.	Asset-backed short-term bonds	2014	3
	Commercial papers	2015	1
Able DCM Purple Co., Ltd	Asset-backed short-term bonds	2015	2
Able DCM White Co., Ltd.	Asset-backed short-term bonds	2014	1
		2015	3
		2016	1
Able DF Co., Ltd.	Asset-backed short-term bonds	2016	1
Able DFI Series 1 Co., Ltd.	Commercial paper	2014	1
	Asset-backed short-term bonds	2014	2
		2015	4
		2016	2
Able E&D Co., Ltd.	Commercial papers	2014	1
	Asset-backed short-term bonds	2015	2
	Asset-backed short-term bonds	2015	1
Able E&D No. 2 Co., Ltd.	Asset-backed short-term bonds	2014	1
		2015	5
		2016	2
Able Gongpyung 1st Co., Ltd.	Asset-backed short-term bond	2015	4
Able Haeundae 1st Co., Ltd.	Asset-backed short-term bond	2015	3
		2016	1
Able Hana Co., Ltd	Asset-backed short-term bond	2016	2
Able HS Co., Ltd.	Corporate bonds	2016	1
Able Lake 1st Co., Ltd.	Asset-backed short-term bond	2016	1
Able Land 1st Co., Ltd.	Asset-backed short-term bonds	2014	3
		2015	4
		2016	2
Able LKP Co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	2
Able Mow 1st Co., Ltd.	Asset-backed short-term bonds	2016	1
Able Munhyeon 1st Co., Ltd.	Asset-backed short-term bonds	2015	2
		2016	2
Able Ns Co., Ltd.	Asset-backed short-term bonds	2015	2
		2016	2
Able Ocean Co., Ltd.	Asset-backed short-term bonds	2013	3
		2014	5
		2015	4
		2016	2
Able Rich 1st Co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	2
Able Sangdo 1st Co., Ltd	Asset-backed short-term bonds	2016	1

Able Sosa 1st Co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	2
Able Sosa 2nd Co., Ltd.	Corporate bonds	2015	1
	Asset-backed short-term bond	2015	1
		2016	3
Able ST 1st Co., Ltd.	Asset-backed short-term bond	2015	1
		2016	2
Able Yongjuk 1st Co., Ltd.	Asset-backed short-term bond	2016	1
Alloy H&G 2nd Co., Ltd	Corporate bonds	2013	1
Annex Able Co., Ltd.	Commercial papers	2015	1
	Asset-backed short-term bonds	2015	2
		2016	2
BDSF 5th L.L.C.	Corporate bonds	2012	1
Brave Monkey 1st Co., Ltd.	Commercial papers	2013	1
		2014	1
CD One 2nd Co., Ltd.	Asset-backed short-term bond	2015	1
		2016	2
CD Two 2nd Co., Ltd.	Asset-backed short-term bond	2015	1
		2016	2
Contimuum 3rd Co., Ltd.	Commercial papers	2014	2
	Asset-backed short-term bonds	2015	4
	Commercial papers	2014	2
	Asset-backed short-term bonds	2015	2
ELP 2nd Co., Ltd.	Corporate bonds	2013	5
ELP 4th Co., Ltd.	Commercial paper	2015	1
	Asset-backed short-term bonds	2015	1
ELP 5th Co., Ltd.	Asset-backed short-term bond	2016	2
Gunjoong JY Co., Ltd.	Corporate bonds	2013	1
Han-sung Asan 1st co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	2
Han-sung Dangjin 1st Co., Ltd.	Asset-backed short-term bonds	2015	2
		2016	2
Happycell 1st. Co., Ltd.	Asset-backed short-term bonds	2015	4
		2016	2
HDBK 1st Co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	2
HDBK 2st Co,. Ltd.	Asset-backed short-term bonds	2015	1
		2016	2
HDES 1st Co., Ltd.	Asset-backed short-term bonds	2015	4
		2016	2
Hdsinbu 3rd L.L.C.	Commercial papers	2015	3
		2016	1
Hdsinbu 4th L.L.C.	Asset-backed short-term bonds	2015	5
Hthehill 5th Co., Ltd.	Asset-backed short-term bonds	2014	3
		2015	2
Huefore 1st Co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	1
Huefore Myungji Co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	2
Hws Co., Ltd.	Asset-backed short-term bonds	2015	3
		2016	2
Hyundai-Tongyang Agrifood Private Equity Fund	Asset-backed short-term bonds	2014	3
		2015	4
Ibneo 1st. Co., Ltd.	Asset-backed short-term bonds	2015	3
IBUPC 2nd Co., Ltd	Asset-backed short-term bonds	2016	1

IB Mirae 2nd Ltd.	Commercial papers	2014	1
IB Pro 1st Ltd.	Asset-backed short-term bonds	2015	1
JS 1st. Co., Ltd.	Commercial paper	2013	3
Lsm 1st. Co., Ltd.	Asset-backed short-term bonds	2015	3
		2016	2
MJ-10 The 4th Co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	1
M Square Dongchun 3rd Co., Ltd.	Asset-backed short-term bonds	2013	2
		2014	4
		2015	4
		2016	2
Ms Sejong 4th Co., Ltd.	Asset-backed short-term bonds	2014	4
		2015	4
		2016	2
Namyangjuhyado 1st Co., Ltd.	Asset-backed short-term bonds	2014	2
		2015	4
		2016	2
R1-1 Co., Ltd.	Asset-backed short-term bonds	2014	1
		2015	4
		2016	2
SJB 1st Co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	2
SM Sejong 1st Co., Ltd.	Asset-backed short-term bonds	2016	2
Smart Dongtan 2nd Co., Ltd	Asset-backed short-term bonds	2016	2
Smart Eko 1st L.L.C.	Asset-backed short-term bond	2014	3
Trynda 1 Co., Ltd.	Asset-backed short-term bonds	2014	3
		2015	5
WJSY Co., Ltd.	Asset-backed short-term bonds	2015	1
		2016	2
Wsh Co., Ltd.	Asset-backed short-term bonds	2015	1
Aggregate face value of debt securities issued since 2013 (including those previously redeemed)	KRW 10,202,870 million

•	Outstanding Commercial Papers (Separate Basis)

(As of June 30, 2016)									(Unit: KRW millions)
Maturities		10 days or less	Over 10 days but not more than 30 days	Over 30 days but not more than 90 days	Over 90 days but not more than 180 days	Over 180 days but not more than 1 year	Over 1 year but not more than 2 years	Over 2 years but not more than 3 years	Over 3 years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—

•	Outstanding Balance of Commercial Papers (Consolidated Basis)

(As of June 30, 2016)									(Unit: KRW millions)
Maturities		10 days or less	Over 10 days but not more than 30 days	Over 30 days but not more than 90 days	Over 90 days but not more than 180 days	Over 180 days but not more than 1 year	Over 1 year but not more than 2 years	Over 2 years but not more than 3 years	Over 3 years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	10,000	—	—	—	—	—	—	10,000

	Total	—	10,000	—	—	—	—	—	—	10,000

•	Outstanding Asset Backed Short-Term Bonds (Separate Basis)

(As of June 30, 2016)		(Unit: KRW millions)
Maturities		10 days or less	Over 10 days but not more than 30 days	Over 30 days but not more than 90 days	Over 90 days but not more than 180 days	Over 180 days but not more than 1 year	Total	Issuance limit	Remaining limit
Outstanding balance	Public	—	—	—	—	—	—	—	—
	Private	30,000	50,000	—	—	—	80,000	1,500,000	1,420,000

	Total	30,000	50,000	—	—	—	80,000	1,500,000	1,420,000

•	Outstanding Asset Backed Short-Term Bonds (Consolidated Basis)

(As of June 30, 2016)		(Unit: KRW millions)
Maturities		10 days or less	Over 10 days but not more than 30 days	Over 30 days but not more than 90 days	Over 90 days but not more than 180 days	Over 180 days but not more than 1 year	Total	Issuance limit	Remaining limit
Outstanding balance	Public	—	—	—	—	—	—	—	—
	Private	86,100	200,200	615,500	16,000	—	917,800	2,477,300	1,559,500

	Total	86,100	200,200	615,500	16,000	—	917,800	2,477,300	1,559,500

•	Outstanding Corporate Bonds (Separate Basis)

(As of June 30, 2016)		(Unit: KRW millions)
Maturities		1 year or less	Over 1 year but not more than 2 years	Over 2 years but not more than 3 years	Over 3 years but not more than 4 years	Over 4 years but not more than 5 years	Over 5 years but not more than 10 years	Over 10 years	Total
Outstanding balance	Public	—	250,000	250,000	—	—	—	—	500,000
	Private	—	—	—	—	—	—	—	—

	Total	—	250,000	250,000	—	—	—	—	500,000

•	Outstanding Corporate Bonds (Consolidated Basis)

(As of June 30, 2016)		(Unit: KRW millions)
Maturities		1 year or less	Over 1 year but not more than 2 years	Over 2 years but not more than 3 years	Over 3 years but not more than 4 years	Over 4 years but not more than 5 years	Over 5 years but not more than 10 years	Over 10 years	Total
Outstanding balance	Public	—	250,000	250,000	—	—	—	—	500,000
	Private	30,000	11,600	—	—	—	—	—	41,600

	Total	30,000	261,600	250,000	—	—	—	—	541,600

•	Outstanding Hybrid Securities (Separate Basis)

(As of June 30, 2016)		(Unit: KRW millions)
Current maturity		1 year or less	Over 1 year but not more than 5 years	Over 5 year but not more than 10 years	Over 10 year but not more than 15 years	Over 15 year but not more than 20 years	Over 20 year but not more than 30 years	Over 30 years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

•	Outstanding Contingent Convertible Capital Securities (Separate Basis)

(As of June 30, 2016)		(Unit: KRW millions)
Current maturity		1 year or less	Over 1 year but not more than 2 years	Over 2 years but not more than 3 years	Over 3 years but not more than 4 years	Over 4 years but not more than 5 years	Over 5 year but not more than 10 years	Over 10 year but not more than 20 years	Over 20 year but not more than 30 years	Over 30 years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

IV.	AUDIT OPINION OF THE AUDITOR OF HYUNDAI SECURITIES

1.	Name of the Auditor and Audit Opinion (including Review Report)

Term	Auditor	Audit Opinion	Summary of Issues

1H 2016	Samil PricewaterhouseCoopers	*	Not applicable

2015	Samil PricewaterhouseCoopers	Unqualified	Not applicable

2014	Deloitte Anjin LLC	Unqualified	Not applicable

*	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to K-IFRS “Interim Financial Reporting.”

2.	Engagement for Audit Services

Term	Auditor	Description	Fee	Accrued Time (hours)

1H 2016	Samil PricewaterhouseCoopers	Review of quarterly and first half financial statements, audit of separate financial statements, audit of consolidated financial statements, review of net capital ratio, audit, English reports, tax adjustments	KRW360 million (on annualized basis)	1,680

2015	Samil PricewaterhouseCoopers	Review of quarterly and first half financial statements, audit of separate financial statements, audit of consolidated financial statements, review of net capital ratio, audit, English reports, tax adjustments	KRW340 million	4,833

2014	Deloitte Anjin LLC	Review of quarterly and first half financial statements, audit of separate financial statements, audit of consolidated financial statements, review of net capital ratio, audit, English reports, tax adjustments	KRW379 million	4,038

3.	Engagement for Non-Audit Services with Auditor

Term	Date of Execution of Agreement	Description of Service	Service Term	Fee	Remarks

1H 2016	—	—	—	—	Not applicable

2015	—	—	—	—	Not applicable

2014	—	—	—	—	Not applicable

4.	Audit Opinion on Subsidiaries

•	Of the consolidated subsidiaries of Hyundai Securities, no entity has received an audit opinion other than an unqualified opinion.

V.	MATTERS RELATING TO THE CORPORATE GOVERNANCE OF HYUNDAI SECURITIES

1.	Matters Relating to the Board of Directors

A.	Overview of the Composition of the Board of Directors

(1)	Composition and Authority of the Board of Directors

•	The board of directors consists of five directors, including four outside directors. The directors are appointed at the general meeting of shareholders.

•	In accordance with the rules of the board of directors, the board of directors of Hyundai Securities makes decisions on important issues, including matters prescribed by law or the articles of incorporation, matters delegated by the general meeting of shareholders and matters relating to key management policy and business operations. In addition, the board of directors is responsible for appointing the representative director and overseeing the execution of duties by directors and executives.

•	In order to improve the efficiency of the board of directors, the following seven committees serve under the board of directors of Hyundai Securities: the Representative Director Nomination Committee, the Audit Committee Member Nomination Committee, the Outside Director Nomination Committee, the Compensation Committee, the Risk Management Committee, the Audit Committee and the Management Committee.

(2)	The Board of Directors

(As of the date of submission of the Securities Registration Statement)
Name	Major Experience		Responsibilities	Remarks

Kyung Eun Yoon	-	Representative Director, Solomon Investment & Securities Co., Ltd.	Representative Director and President	—
	-	Deputy President, Trading Group, Shinhan Investment Corporation

Sang Nam Kim	-	(Current) Chairman, Nojeonghoe Corporation	Outside Director	Reappointed on March 18, 2016
	-	Senior Secretary to the President for Employment and Welfare, Office of the President
	-	Vice Minister, Ministry of Labor

Chi Yong Noh	-	Representative Director, KB Investment & Securities Co., Ltd.	Outside Director (Member of the Audit Committee)	Newly appointed on May 31, 2016
	-	Representative Director, KDB Capital Corporation
	-	Deputy President and Head of Sales, Hyundai Securities

Kwan Choi	-	(Current) Professor, School of Business, Sungkyunkwan University	Outside Director (Member of the Audit Committee)	Newly appointed on May 31, 2016
	-	(Current) Member, Committee for Management of Public Funds
	-	Chairman, Korea Accounting Association

Hyung Tae Kim	-	(Current) Visiting Professor, George Washington University	Outside Director (Member of the Audit Committee)	Newly appointed on May 31, 2016
	-	President, Korea Capital Market Institute
	-	President, Korea Securities Institute

1.	On March 18, 2016, the following members of the board of directors stepped down upon completion of their terms: Ki Seung Chung (standing auditor), Won Ha (outside director), Myung Kook Do (outside director) and William Park (outside director).
2.	On May 31, 2016, the following members of the board of directors resigned from office: Jung Eun Hyun (the chairperson of the board of directors), Sun Jae Lee (standing auditor), Won Ik Son (outside director), Yu Jong Kim (outside director) and Si Il Chang (outside director).

(3)	Major Resolutions of the Board of Directors

					Name of Outside Director
Round	Date of Meeting	Agenda		Resolution	Sang Nam Kim (Attendance rate: 100%)	Won Ha (Attendance rate: 100%)	Myung Kook Do (Attendance rate: 100%)	William Park (Attendance rate: 100%)
					Approval

1	January 14, 2016	1.	Approval of large-scale internal transaction of goods and services with affiliated companies	Passed
		2.	Approval of issuance of corporate bonds and blanket registration	Passed	Yes	Yes	Yes	Yes
		3.	Approval of investment in an internet bank	Passed

2	February 3, 2016	1.	Approval of financial statements and business report for FY2015 and submission thereof to the Audit Committee	Passed	Yes	Yes	Yes	Yes
		2.	Approval of transactions with affiliated companies	Passed

3	March 2, 2016	1.	Determination of agenda for FY2015 general meeting of shareholders	Passed	Yes	Yes	Yes	Yes

1.	On March 18, 2016, Won Ha, Myung Kook Do (outside director) and William Park (outside director) stepped down upon completion of their terms.

					Name of Outside Director
Round	Date of Meeting	Agenda		Resolution	Sang Nam Kim (Attendance rate: 100%)	Won Ik Son (Attendance rate: 75%)	Yu Jong Kim (Attendance rate: 100%)	Si Il Chang (Attendance rate: 100%)
					Approval

4	March 18, 2016	1.	Appointment of chairperson of board of directors	Passed	Yes	Yes	Yes	Yes
		2.	Appointment of senior outside director	Passed
		3.	Change in the composition of committees serving under the board of directors	Passed
		4.	Change in credit extension to a new construction project	Passed

5	April 15, 2016	1.	Convocation of an extraordinary general meeting of shareholders	Passed	Yes	Yes	Yes	Yes

6	May 13, 2016	1.	Determination of agenda for the extraordinary general meeting of shareholders	Passed
		2.	Adoption of electronic voting system to utilize shadow voting during the extraordinary general meeting of shareholders	Passed	Yes	Absent	Yes	Yes

7	May 27, 2016	1.	Sale of trademark rights	Passed	Yes	Yes	Yes	Yes

1.	On May 31, 2016, Won Ik Son (outside director), Yu Jong Kim (outside director) and Si Il Chang (outside director) resigned from office due to personal reasons.

Name of Outside Director
Round	Date of Meeting	Agenda		Resolution	Sang Nam Kim (Attendance rate: 100%)	Chi Yong Noh (Attendance rate: 100%)	Kwan Choi (Attendance rate: 60%)	Hyung Tae Kim (Attendance rate: 80%)
Approval

8	May 31, 2016	1.	Disposal of treasury shares	Passed	Yes	Yes	Yes	Yes
		2.	Appointment of chairperson of the board of directors	Passed
		3.	Change in the composition of committees serving under the board of directors	Passed
		4.	Amendment of rules of the board of directors	Passed
		5.	Approval of transactions with affiliated companies	Passed
		6.	Approval of issuance limits and blanket limits on exchange-trade notes	Passed

9	June 28, 2016	1.	Sale of shares in investee company	Passed
		2.	Approval of transactions with affiliated companies	Passed	Yes	Yes	Yes	Absent
		3.	Amendment of sub-committees rules	Passed

10	July 21, 2016	1.	Amendment of corporate governance rules	Passed	Yes	Yes	Yes	Yes
		2.	Approval of transactions with affiliated companies	Passed

11	August 2, 2016	1.	Approval of Stock Swap Agreement	Passed	Yes	Yes	Absent	Yes

12	September 1, 2016	1.	Convocation of an extraordinary general meeting of shareholders regarding the Stock Swap	Passed	Yes	Yes	Absent	Yes
		2.	Approval of issuance limits and blanket limits on derivative-linked securities	Passed
		3.	Confirmation of right to open accounts with offshore financial institutions	Passed
		4.	Approval of transactions with affiliated companies	Passed

B.	Committees of the Board of Directors

(1)	Details of the Committees of the Board of Directors

Name of Committee	Composition	Name of Members	Purpose and Authority	Remarks

Representative Director Nomination Committee	Executive Director Outside Director Outside Director	Kyung Eun Yoon Chi Yong Noh Kwan Choi	Recommendation of representative director candidates to be nominated at the general meeting of shareholders	Three members

Audit Committee Member Nomination Committee	Executive Director Outside Director Outside Director	Kyung Eun Yoon Kwan Choi Hyung Tae Kim	Recommendation of audit committee member candidates to be nominated at the general meeting of shareholders	Three members

Outside Director Nomination Committee	Executive Director Outside Director Outside Director	Kyung Eun Yoon Chi Yong Noh Hyung Tae Kim	Recommendation of outside director candidates to be nominated at the general meeting of shareholders	Three members

Compensation Committee	Executive Director Outside Director Outside Director	Kyung Eun Yoon Sang Nam Kim Kwan Choi	Establishment of performance evaluation and remuneration structure, and evaluation of and deliberation on the adequacy of such structure and operation thereof	Three members

Risk Management Committee	Executive Director Outside Director Outside Director	Kyung Eun Yoon Sang Nam Kim Chi Yong Noh	Risk control and management for the entire company, including establishment of basic risk management policies in line with business strategy, setting of risk limits and discussion of major risk factors	Three members

Audit Committee	Outside Director Outside Director Outside Director	Chi Yong Noh Kwan Choi Hyung Tae Kim	Implementation of audit, review of soundness of all financial activities and evaluation of internal control system	Three members

Management Committee	Executive Director Outside Director	Kyung Eun Yoon Sang Nam Kim	Resolution of (i) imposition of disciplinary actions against executive officers, (ii) establishment, closure or relocation of branches and sales offices in Korea and abroad and (iii) appointment and dismissal of branch managers	Two members

(2)	Activities of the Committees of the Board of Directors (As of June 30, 2016)

					Name of Outside Director
Name of	Date of				Sang Nam Kim (Attendance rate: 100%)	Won Ha (Attendance rate: 100%)
Committee	Meeting	Agenda		Resolution	Approval

Personnel Committee	February 3, 2016	1.	Disciplinary action against an executive officer	Passed	Yes	Yes

1.	On March 18, 2016, Ha Won (outside director) stepped down upon completion of his term.
2.	On May 31, 2016, the Personnel Committee was discontinued and the responsibility of resolving to take disciplinary actions against executive officers was transferred to the Management Committee.

Name of Committee	Date of Meeting	Agenda		Resolution	Name of Outside Director
					Sang Nam Kim (Attendance rate: 100%)	Won Ha (Attendance rate: 100%)	Won Ik Son (Attendance rate: 0%)	Chi Yong Noh (Attendance rate: 100%)
					Approval
Risk Management Committee	January 14, 2016	1.	Participation in purchase commitment for privately placed bonds relating to development project	Passed	Yes	Yes	—	—
	January 28, 2016	1.	Loan receivables purchase commitment and credit extension	Passed	Yes	Yes	—	—
		2.	Assignment of risk limit for CY2016 (proposed)		Yes	Yes
	March 2, 2016	1.	Quarterly risk management status report	—	—	—	—	—
	May 13, 2016	1.	Quarterly risk management status report	—	—	—	Absent	—
	June 13, 2016	1.	Appointment of Head of the Risk Management Committee	Passed	Yes	—	—	Yes

1.	On March 18, 2016, Won Ha (outside director) stepped down upon completion of his term.
2.	On May 31, 2016, Won Ik Son (outside director) resigned from office.

					Name of Outside Director
Name of	Date of				Sang Nam Kim (Attendance rate: 100%)	Won Ha (Attendance rate: 100%)
Committee	Meeting	Agenda		Resolution	Approval
Compensation Committee	January 21, 2016	1.	Performance payment for 2015	Passed	Yes	Yes
	March 2, 2016	1.	Report on annual performance-based remuneration for FY2015	—	—	—

1.	On March 18, 2016, Won Ha (outside director) stepped down upon completion of his term.
2.	On May 31, 2016, Won Ik Son (outside director) and Yu Jong Kim (outside director) resigned from office.

					Name of Outside Director
Name of	Date of				Sang Nam Kim (Attendance rate: 100%)
Committee	Meeting	Agenda		Resolution	Approval
Executive Committee	March 2, 2016	1.	Opening of the new Pangyo branch and appointment of branch manager	Passed	Yes
	April 15, 2016	1.	Dismissal and appointment of branch managers	Passed	Yes

1.	On May 31, 2016, the Executive Committee was discontinued and its responsibilities were transferred to the Management Committee.

(3)	For details with respect to the Outside Director Nomination Committee, see “—C. Independence of Directors” below. For details with respect to the Audit Committee, see “—2. Matters Relating to the Audit System” below.

C.	Independence of Directors

•	In order to ensure independence in the appointment process of outside directors, Hyundai Securities established and operates a separate Outside Director Nomination Committee. When selecting outside director candidates to be recommended for nomination at the general meeting of shareholders, the Outside Director Nomination Committee evaluates the eligibility and expertise of such candidates.

Name of Committee	Date of Meeting	Agenda	Resolution	Name of Outside Director
				Sang Nam Kim (Attendance rate: 100%)	Won Ha (Attendance rate: 100%)	Won Ik Son (Attendance rate: 0%)	Yu Jong Kim (Attendance rate: 100%)
Approval

Outside Director Nomination Committee	March 2, 2016	Recommendation of four outside director candidates: Sang Nam Kim, Won Ik Son, Yu Jong Kim and Si Il Chang	Passed	No voting rights due to self nomination	Yes	—	—
	May 13, 2016	Recommendation of three outside director candidates: Chi Yong Noh, Kwan Choi and Hyung Tae Kim	Passed	Yes	—	Absent	Yes

1.	On March 18, 2016, Won Ha (outside director) stepped down upon completion of his term.
2.	On May 31, 2016, Won Ik Son (outside director) and Yu Jong Kim (outside director) resigned from office.

2.	Matters Relating to the Audit System

A.	Biographical Information of the Audit Committee Members and Outside Director Status

Name		Major Experience	Remarks
Chi Yong Noh	-	B.A. in economics, Hankuk University of Foreign Studies
	-	Representative Director, KB Investment & Securities Co., Ltd. (May 2010 – July 2013)	- Outside Director
	-	Representative Director, KDB Capital Corporation (August 2008 – May 2010)	- Chairman of the Audit Committee
	-	Deputy President and Head of Sales, Hyundai Securities (December 2006 – August 2008)
Kwan Choi	-	B.A. in business administration, Sungkyunkwan University	- Outside Director
	-	Professor, School of Business, Sungkyunkwan University (1994 – Present)
	-	Member, Committee for Management of Public Funds (October 2013 – Present)
	-	Chairman, Korea Accounting Association (July 2013 – June 2014)

Hyung Tae Kim	-	B.A., M.A. and Ph.D. in business administration, Seoul National University	- Outside Director
	-	Visiting Professor, George Washington University (August 2014 – Present)
	-	President, Korea Capital Market Institute (March 2009 – April 2014)
	-	President, Korea Securities Institute (April 2008 – March 2009)

B.	Independence of Audit Committee Members

(1)	Establishment of the Audit Committee

•	At the 39th annual general meeting of shareholders of Hyundai Securities held on May 27, 2000, a provision relating to the establishment of an audit committee was newly added to the articles of incorporation of Hyundai Securities, and members of the audit committee, which replaced the standing auditor, were appointed. An office of audit, which is dedicated to supporting the work of the Audit Committee, was established to facilitate efficient operation of the Audit Committee.

(2)	Eligibility of the Audit Committee Members

•	The Audit Committee is composed of three directors who satisfy the requirements set forth in relevant regulations. All three members are outside directors.

•	Members of the Audit Committee are appointed by a resolution of the general meeting of shareholders.

•	One of the outside directors is appointed the chairman of the Audit Committee.

(3)	Operation Status

•	In performing its audit and other duties, the Audit Committee discusses and resolves the following matters:

Category			Major Contents
Resolution Items	-	Matters relating to the general meeting of shareholders
		•	Request for a convocation of an extraordinary general meeting of shareholders
		•	Statement of opinion relating to the agenda for the general meeting of shareholders and related documents
	-	Matters relating to the directors and the board of directors
		•	Reporting obligation to the board of directors
		•	Preparation and submission of audit reports
		•	Request for injunction against illegal acts of directors
		•	Request for operational reports to directors
		•	Other matters delegated by the board of directors
	-	Matters relating to audit
		•	Establishment of audit plans
		•	Tasks related to internal audits, and inspection of assets and subsidiaries
		•	Approval of appointment of external auditors
		•	Receipt of report from external auditors regarding fraudulent activities of directors in their performance of duties or important matters that constitute a violation of applicable laws or articles of incorporation
		•	Receipt of report from external auditors relating to the company’s violation of accounting standards such as accounting treatments
		•	Evaluation of audit work carried out by external auditors
		•	Confirmation of implementation of corrective measures following audit results
	-	Others
		•	Adoption, amendment and abolishment of rules on duties of the Audit Committee
		•	Matters prescribed by applicable laws, the articles of incorporation or related rules
		•	Other matters which the committee acknowledges as necessary

Discussion Items	-	Matters relating to audit
		•	Adoption and change of accounting standards
		•	Review of the soundness and appropriateness of financial activities of the company and the accuracy of financial reporting
		•	Review of important materials submitted to the regulatory authorities
		•	Recommendation of dismissal of compliance officer
		•	Consultation relating to adoption, amendment and abolishment of internal control standards
		•	Evaluation of internal control system and recommendations for improvement
		•	Establishment of policies on public disclosure and review of implementation thereof
	-	Others
		•	Matters prescribed by applicable laws, the articles of association or related rules
		•	Other matters which the committee acknowledges as necessary

C.	Description of Activities of the Audit Committee

(1)	Details of Meetings

Round	Date Held		Major Contents	Resolution Status	Remarks
2016-1	January 14, 2016	-	Approval of audit plan for FY2016 (proposed)	Passed
		-	Report on the result of sector-specific inspection by the FSS		Accepted
		-	Report on audit plan for FY2015 financial statements by external auditors		Accepted

2016-2	February 3, 2016	-	Report on the audit results for FY2015	Passed
		-	Status report on the operation of internal accounting management system		Accepted
		-	Report on internal control for FY2015		Accepted

2016-3	March 2, 2016	-	Evaluation report on the operation of internal accounting management system for FY2015	Passed
		-	Audit report by the Audit Committee for FY2015	Passed
		-	Evaluation opinion relating to operation of internal monitoring system for FY2015	Passed
		-	Result of inspection of proposed agenda and documents to be submitted to the FY2015 general meeting of shareholders	Passed
		-	Report on audit results for FY2015 financial statements		Accepted

2016-4	March 18, 2016	-	Appointment of chairperson of the Audit Committee	Passed

2016-5	May 13, 2016	-	Result of inspection of proposed agenda and documents to be submitted to the extraordinary general meeting of shareholders	Passed

2016-6	May 31, 2016	-	Appointment of chairperson of the Audit Committee	Passed
		-	Amendment of the Audit Committee rules (proposed)	Passed
		-	Amendment of rules on duties of the Audit Committee (proposed)	Passed

2016-7	June 28, 2016	-	Evaluation report on the internal control system for FY2015	Passed
		-	Matters requiring censure based on audit results	Passed
		-	Report on audit results for the first quarter of 2016		Accepted

(2)	Audit on Performance of Duties

•	Comprehensive Audit: Audit was carried out with respect to 51 departments and branches. Problems were identified and measures for improvement were suggested based on audits of each individual function, including finance, compliance, operation, management and IT.

•	Special Audit: Special audits were carried out three times, including one evaluation of the financial statement audit and internal accounting management system, and two reviews of performance of responsibilities.

•	Routine Audit: A total of 197 audits were carried out respect to the performance of duties by personnel with positions of divisional head or higher, both before and after such personnel gave final authorization on matters submitted for approval.

(3)	Matters Relating to Internal Controls

•	There were no significant matters to report following the Audit Committee’s inspection of the effectiveness of internal controls.

3.	Matters Relating to the Exercise of Voting Rights

A.	Voting System

•	From January 1, 2016 to June 30, 2016, Hyundai Securities did not adopt the concentrated voting system or the paper ballot voting system.

•	Electronic Method Voting System and Electronic Power of Attorney Recommendation

(1)	FY2014 Annual General Meeting of Shareholders

At the FY2014 annual general meeting of shareholders of Hyundai Securities held on March 13, 2015, it was resolved that Hyundai Securities will adopt the electronic method voting system in accordance with Article 368-4 of the KCC and the electronic power of attorney recommendation system in accordance with Article 160-5 of the Enforcement Decree of the FSCMA. The management of these two systems was entrusted to the Korea Securities Depository. By following the method outlined below, the shareholders of Hyundai Securities exercised their voting rights electronically or granted electronic powers of attorney without attending the general meeting of shareholders. (However, the adoption of these systems was limited to the FY2014 annual general meeting of shareholders. For future meetings of shareholders, the decision to adopt the electronic method voting system will be made by a resolution of the board of directors.)

1.	Internet Address of the Electronic Method Voting System and Electronic Power of Attorney Recommendation Management System

•	http://evote.ksd.or.kr

2.	Grant Period for Electronic Method Voting Electronic Powers of Attorney

•	March 3, 2015 – March 12, 2015

•	System accessible from 9AM ~ 10PM during the period (available until 5PM on the last day)

3.	Method of Exercise

•	Voting right or electronic power of attorney granted after confirmation of identity through public certification

•	Types of public certification documents for shareholder confirmation: Public certification documents for securities transactions or for comprehensive use for banking and securities-related purposes

(2)	FY2015 Annual General Meeting of Shareholders

At the FY2015 annual general meeting of shareholders of Hyundai Securities held on March 18, 2016, Hyundai Securities did not adopt the electronic method voting system or the electronic power of attorney recommendation system.

(3)	2016 Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders of Hyundai Securities held on May 31, 2016, Hyundai Securities decided to adopt the electronic method voting system in accordance with Article 368-4 of the KCC and the electronic power of attorney recommendation in accordance with Article 160-5 of the Enforcement Decree of the FSCMA. Hyundai Securities entrusted the management of these two systems to the Korea Securities Depository. By following the method outlined below, the shareholders of Hyundai Securities exercised their voting rights electronically or granted electronic powers of attorney without participating in the general shareholders meeting. (However, the adoption of these systems was limited to the 2016 extraordinary general meeting of shareholders. For future meetings of shareholders, the decision to adopt the electronic method voting system will be made by a resolution of the board of directors.)

1.	Internet Address of the Electronic Method Voting System and Electronic Power of Attorney Recommendation Management System

•	http://evote.ksd.or.kr

2.	Grant Period for the Electronic Method Voting and Electronic Powers of Attorney

•	May 21, 2016 – May 30, 2016

•	System accessible from 9AM ~ 10PM during the period (available until 5PM on the last day)

3.	Method of Exercise

•	Voting right or electronic power of attorney granted after confirmation of identity through public certification

•	Types of public certification documents for shareholder confirmation: Public certification documents for securities transactions or for comprehensive use for banking and securities-related purposes

B.	Minority Shareholder Rights

•	Exercise of minority shareholder rights during the public disclosure period:

Type	Person Exercising Right	Minority Shareholder Right	Purpose of Exercising Right			Results	Remarks
FY2012	Labor Union of Hyundai Securities	Request for inspection and copying of accounting records	- -	Inspection for illegal elements in the process of entering into and implementing contracts Inspection for breaches of duty or fraudulent acts in the course of business	- - - -

On April 9, 2013, a lawsuit was filed to request inspection and copying of accounting records and others.

Hyundai Securities appointed a legal representative and requested that the plaintiffs’ request be turned down.

On November 29, 2013, the Seoul Southern Central District Court permitted the inspection and copying of some of the requested documents. However, with respect to a majority of the requested documents, permission to inspect was not granted. Hyundai Securities filed an appeal, objecting to the grant of permission to inspect and copy some of the documents.

On April 29, 2015, the plaintiffs withdrew the case.

Paragraph (1) of Article 466 and Article 542 of the KCC

VI.	MATTERS RELATING TO THE SHAREHOLDERS OF HYUNDAI SECURITIES

1.	Stock Ownership of the Largest Shareholder and Specially Related Parties

A.	Stock Ownership of the Largest Shareholder and Specially Related Parties

(As of June 30, 2016)						(Units: Shares, %)
Name	Relationship	Share Type	Number of Shares Owned and Ownership Percentage				Remarks
			Beginning of Period		End of Period
			Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
KB Financial Group Inc.	Largest Shareholder	Common Shares	0	0.00	70,096,280	29.62	—
Kyung Eun Yoon	Specially Related Party	Common Shares	20,000	0.01	20,000	0.01	—
Myung Seob Kim	Specially Related Party	Common Shares	11,307	0.00	11,307	0.00	—
Sung Hyun Cho	Specially Related Party	Common Shares	8,700	0.00	8,700	0.00	—

Total		Common Shares	40,007	0.02	70,136,287	29.64	—

		—	—	—	—	—	—

B.	Overview of the Largest Shareholder

(1)	Overview of the Largest Shareholder

Name of the Entity	KB Financial Group Inc. (KRX Code: 105560)

Date of Establishment	September 29, 2008

Representative Director	Jong Kyoo Yoon

Address of the Headquarters	84, Namdaemoon-ro, Jung-gu, Seoul, Korea (Euljiro 2-ga)

Telephone Number	(02) 2073-7114

Website	http://www.kbfg.com

Largest Shareholder	Korean National Pension Service (Shareholding: 9.20% as of December 31, 2015)

(2)	Main Business Operations

KB Financial Group was established as a financial holding company in September 2008 and can be characterized as a pure holding company which does not engage in its own business operations. The primary purpose of its business is to own shares of and control subsidiaries that are engaged in or closely related to financial services.

The businesses of the companies that are consolidated subsidiaries of KB Financial Group pursuant to K-IFRS (adopted in 2011) are as follows: banking (Kookmin Bank), credit card (KB Kookmin Card), financial investment (KB Investment & Securities, KB Asset Management, KB Real Estate Trust, KB Investment), insurance (KB Insurance, KB Life Insurance) and others (KB Capital, KB Savings Bank, KB Credit Information, KB Data Systems).

In order to strengthen KB Financial Group’s non-banking businesses and to contribute to stabilization of financial services for ordinary people, KB Financial Group established KB Savings Bank on January 13, 2012 in connection with the purchase of assets and assumption of liabilities of Jeil Savings Bank in accordance with paragraph (2) of Article 14 of the Structural Improvement of the Financial Industry Act. Subsequently, upon approval by the FSC, KB Savings Bank was merged with Yehansoul Savings Bank on January 13, 2014, with KB Savings Bank as the surviving entity.

On March 20, 2014, KB Financial Group acquired Woori Financial Co., Ltd. as a subsidiary in order to diversify the income sources of its retail finance operations and strengthen its non-banking businesses. Woori Financial Co., Ltd. was subsequently renamed KB Capital Co., Ltd. KB Financial Group expects to enhance customer satisfaction and increase its profitability by offering retail financing services through KB Capital, including automobile installment financing and leasing services. In addition, KB Financial Group has solidified its status as a comprehensive financial services group through a full line-up of financial services offerings for retail customers. Furthermore, KB Financial Group expects to achieve synergies through cross-selling financial products and promoting joint sales activities by affiliated companies.

On June 27, 2014, KB Financial Group entered into a share purchase agreement to acquire shares of LIG Insurance and on December 24, 2014, it obtained approval from the FSC to add LIG Insurance as a subsidiary. On March 26, 2015, KB Financial Group amended the terms of the share purchase agreement relating to the acquisition of shares of LIG Insurance. On June 18, 2015, KB Financial Group obtained approval from the Board of Governors of the Federal Reserve Board of the United States to become a U.S. financial holding company and added KB Insurance as a subsidiary on June 24, 2015.

On May 31, 2016, KB Financial Group entered into a share purchase agreement to purchase 53,380,410 shares of Hyundai Securities (representing 22.56% of the outstanding shares of Hyundai Securities). On June 24, 2016, KB Financial Group acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities). Following the acquisition, the total number of shares of Hyundai Securities owned by KB Financial Group was 70,096,280 shares (representing 29.62% of the total issued shares of Hyundai Securities).

(3)	History of KB Financial Group

Date	Description
September 26, 2008	Final approval from the Financial Services Commission to establish a holding company
September 29, 2008	Establishment of KB Financial Group through a comprehensive stock transfer of Kookmin Bank, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data Systems, KB Asset Management, KB Futures and KB Investment & Securities and listing on the New York Stock Exchange
October 10, 2008	Listing on the KRX KOSPI Market
October 20, 2008	Change in the largest shareholder from the Korean National Pension Service to ING Bank N.V.
October 31, 2008	Change in the largest shareholder from ING Bank N.V. to the Korean National Pension Service
May 4, 2009	Addition of Kookmin Bank Cambodia PLC as a second-tier subsidiary
June 22, 2009	Addition of KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary
September 28, 2009	Addition of Burrill-KB Life Sciences Fund Ltd. as a second-tier subsidiary
December 1, 2009	Addition of KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary
January 22, 2010	Change in the largest shareholder from the Korean National Pension Service to ING Bank N.V.
July 6, 2010	Addition of KBIC No.3 PEF as a second-tier subsidiary
December 13, 2010	Addition of KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary
March 2, 2011	Addition of KB Kookmin Card as a first-tier subsidiary
March 14, 2011	Merger of KB Futures Co., Ltd. into KB Investment & Securities Co., Ltd
July 8, 2011	Change in the largest shareholder from ING Bank N.V. to the Korean National Pension Service
November 12, 2011	Closure of KB Investment & Securities Hong Kong Ltd.
January 13, 2012	Addition of KB Savings Bank Co., Ltd. as a first-tier subsidiary
May 11, 2012	Addition of KoFC Posco Hanwha KB Shared Growth No.2 Private Equity Fund as a second-tier subsidiary
June 8, 2012	Liquidation of Burrill-KB Life Sciences Fund Ltd.
July 2, 2012	Addition of KoFC Value-up Private Equity Fund as a second-tier subsidiary
October 10, 2012	Addition of Kookmin Bank (China) Ltd. as a second-tier subsidiary
June 20, 2013	Acquisition of the remaining shares of KB Life Insurance Co., Ltd. (increasing KB Financial Group’s shareholding to 100%)
September 2, 2013	Addition of Yehansoul Savings Bank as a first-tier subsidiary
January 13, 2014	Merger of Yehansoul Savings Bank into KB Savings Bank Co., Ltd.
March 20, 2014	Addition of KB Capital Co., Ltd. as a first-tier subsidiary
July 2, 2014	Addition of Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary
June 24, 2015	Addition of KB Insurance as a first-tier subsidiary; with the addition of KB Insurance, KB Insurance’s six subsidiaries, KB Claims Survey & Adjusting Co., Ltd., KB Sonbo CNS, Leading Insurance Services, Inc. (US subsidiary), LIG Insurance (China) Co., Ltd. (Chinese subsidiary), PT. Kookmin Best Insurance Indonesia (Indonesian subsidiary) and LIG Investment & Securities, were added as second-tier subsidiaries of KB Financial Group.
November 23, 2015	Acquisition of additional shares in KB Insurance (increasing KB Financial Group’s shareholding from 19.47% to 33. 29%)
May 31, 2016	Addition of Hyundai Securities as a first-tier subsidiary
June 24, 2016	Acquisition of treasury shares of Hyundai Securities (increasing KB Financial Group’s shareholding from 22.56% to 29.62%)

(4)	Total number of common shares issued: 386,351,693 shares

(5)	Listing: The KRX KOSPI Market and the New York Stock Exchange

(6)	Summary Financial Data for Recent Fiscal Years

		(Unit: KRW millions)
Item	1H 2016	2015	2014
Total assets	21,334,883	20,016,171	19,210,521

Total liabilities	3,132,181	1,788,167	923,847

Total equity	18,202,702	18,228,004	18,286,674

Operating revenue	703,327	320,252	510,920
Operating profit	655,810	243,297	434,024
Profit for the period	653,385	243,425	432,951

1.	Based on separate financial statements of KB Financial Group prepared in accordance with K-IFRS.

(7)	Management

(As of the date of submission of the Securities Registration Statement)
Name	Position	Standing	Responsibilities	Major Experience

Jong Kyoo Yoon	Chairman and Chief Executive Officer	Yes	- Oversees KB Financial Group and its subsidiaries

Education

-     Ph.D. in business administration, Sungkyunkwan University

Work Experience

-     (Concurrent) President and Chief Executive Officer, Kookmin Bank

-     Chief Financial Officer (2010 – 2013) and Chief Risk Officer (2010 – 2011) of KB Financial Group

-     Senior Advisor, Kim & Chang (2005 – 2010)

-     Senior Executive Vice President, Retail Banking Group, Kookmin Bank (2004)

-     Chief Strategic Officer and Chief Financial Officer, Kookmin Bank (2002 – 2004)

-     Senior Partner, Samil PricewaterhouseCoopers Korea (1999)

Young Hwi Choi	Non-executive Director	No	- Chairman of the Board of Directors - Member of the Audit Committee, the Non-executive Director Nominating Committee and the Corporate Governance Committee

Education

-     B.A. in economics, Sungkyunkwan University

Work Experience

-     President, Shinhan Financial Group Co., Ltd. (2003 – 2005)

-     Deputy President, Shinan Bank (1999 – 2001)

-     Deputy Director, Ministry of Finance and Economy (1978 – 1982)

-     Manager, The Bank of Korea (1969 – 1974)

Suk Ryul Yoo	Non-executive Director	No	- Chairman of the Non-executive Director Nominating Committee - Member of the Risk Management Committee and the Evaluation & Compensation Committee

Education

-     M.S. in industrial engineering, Korea Advanced Institute of Science and Technology

Work Experience

-     Advisor, Samsung Electronics (2015 – Present)

-     Visiting Professor, School of Engineering, Seoul National University (2011 – 2013)

-     President and Chief Executive Officer, Samsung Total Petrochemicals Co., Ltd. (2009 – 2010)

-     Chairman, Credit Finance Association (2006 – 2007)

-     President and Chief Executive Officer, Samsung Card Co., Ltd. (2003 – 2009)

-     President and Chief Executive Officer, Samsung Life Insurance Co., Ltd. (2001 – 2003)

-     President and Chief Executive Officer, Samsung Securities Co., Ltd. (2000 – 2001)

-     President and Chief Executive Officer, Samsung Capital Co., Ltd. (1998 – 2000)

Michael Byungnam Lee	Non-executive Director	No	- Chairman of the Evaluation & Compensation Committee - Member of the Non-executive Director Nominating Committee and the Corporate Governance Committee

Education

-     Ph.D. in industrial relations, University of Minnesota

Work Experience

-     Chief Executive Officer, LG Academy (2008 – 2016)

-     President and Chief Executive Officer, LG Academy (2008 – 2015)

-     Senior Executive Vice President and Head of Team, Human Resources, LG Corp. (2000 – 2007)

-     Vice President and Executive Vice President, LG Academy (1995 – 1999)

-     Assistant Professor, Georgia State University (1991 – 1994)

-     Assistant Professor, California State University (1988 – 1991)

-     Project Analyst, Daewoo Industrial Co., Ltd. (1977 – 1979)

Jae Ha Park	Non-executive Director	No	- Chairman of the Risk Management Committee - Member of the Corporate Governance Committee and the Evaluation & Compensation Committee

Education

-     Ph.D. in economics, Pennsylvania State University

Work Experience

-     Senior Research Fellow, Korea Institute of Finance (1991 – Present)

-     Deputy Dean, Asian Development Bank Institute (2011 – 2015)

-     Outside Director, Daewoo Securities Co., Ltd. (2009 – 2010)

-     Vice President, Korea Institute of Finance (2008 – 2010)

-     Vice Chairman, Korea Money and Finance Association (2008 – 2009)

-     Outside Director, Shinhan Bank (2007 – 2011)

-     Outside Director, Jeonbuk Bank (2004 – 2007)

-     Senior Counselor to the Minister, Ministry of Economy and Finance (1999 – 2000)

Eunice Kyonghee Kim	Non-executive Director	No	- Member of the Audit Committee and the Risk Management Committee

Education

-     J.D., Yale Law School (1986)

Work Experience

-     Professor, Ewha Law School (2010 – Present)

-     Member, Korea Prosecution Future Development Committee (2015 – Present)

-     Vice-Chairperson, International Association of Korean Lawyers (2008 – Present)

-     Deputy CEO and Chief Compliance Officer, Hana Financial Group Inc. (2008 – 2010)

-     Chief Compliance Officer, Citibank Japan Inc. (2007 – 2008)

-     Executive Vice President and Chief Legal Officer, Citibank Korea Inc. (2004 – 2007)

-     Member, Financial Development Committee (1998 – 2007, 2010 – 2011)

-     Managing Director, Compliance Officer and General Counsel, Citigroup Global Markets Korea Ltd. (2000 – 2004)

Jong Soo Han	Non-executive Director	No	- Member of the Audit Committee and the Evaluation & Compensation Committee

Education

-     Ph.D. in accounting, Joseph M. Katz Graduate School of Business, University of Pittsburgh

Work Experience

-     Professor, Ewha Womans University (2006 – Present)

-     Member, IFRS Interpretation Committee (2015 – Present)

-     Member, Korea Accounting Standards Board (2013 – 2016)

-     Vice President, Korea Accounting Association (2011 – 2012, 2013 – Present)

-     Member, Korea Accounting Deliberating Council, Financial Services Commission (2011 – 2013)

Hong Lee	Non-standing Director	No	- Member of the Risk Management Committee and the Corporate Governance Committee

Education

-     B.A. in linguistics, Seoul National University

Work Experience

-     (Concurrent) Senior Executive Vice President and Head of Strategy and Planning Group, Kookmin Bank (2016 – Present)

-     (Concurrent) Senior Executive Vice President, Sales Group, Kookmin Bank (2015)

-     Senior Executive Vice President, Corporate Banking Division, Kookmin Bank (2013 – 2014)

-     Head of Small- and Medium-Sized Enterprises Division, Kookmin Bank (2012)

-     Head of Human Resources Division, Kookmin Bank (2011)

-     Head of Southern Regional Division, Kookmin Bank (2010 – 2011)

-     Head of Middle Eastern Regional Division, Kookmin Bank (2010)

Ok Chan Kim	President	Yes	- Oversees KB Financial Group

Education

-     M.B.A., Helsinki School of Economics

-     LL.B., Yonsei University

Work Experience

-     President and Chief Executive Officer, Seoul Guarantee Insurance Company Ltd. (2014 – 2015)

-     Deputy President, Fitch (2014)

-     Senior Executive Vice President, Business Management Group, Kookmin Bank (2010 – 2013)

-     Senior Executive Vice President, Financial Management Group, Kookmin Bank (2010)

-     Head of Financial Management Division, Kookmin Bank (2008 – 2010)

Ki Heon Kim	Deputy President	Yes	- Oversees the IT Planning Department

Education

-     B.A. in accounting, Hanyang University

Work Experience

-     (Concurrent) Senior Executive Vice President, IT Group, Kookmin Bank (2015 – Present)

-     Expert Adviser, Financial Services Division, Samsung SDS Co., Ltd. (1999 – 2013)

-     Branch Manager, Sanggye-dong Branch, Peace Bank (1997 – 1998)

-    Branch Manager, Jungnang Bridge Branch, Peace Bank (1992 – 1997)

Jungsoo Huh	Senior Managing Director	Yes	- Oversees the Financial Planning Department, the Insurance Unit and Investor Relations

Education

-     M.B.A., Helsinki School of Economics

-     M.A. in economics, Dongguk University

Work Experience

-     Deputy President and Chief Financial Officer, KB Insurance Co., Ltd. (2015 – 2016)

-     Researcher, KB Financial Group (Insurance PMI Promotion Group) (2015)

-     Managing Director, Finance Division, KB Financial Group (2013 – 2015)

-     Head of Southern Honam Regional Division, Kookmin Bank (2013)

Dong Cheol Lee	Senior Managing Director	Yes	- Oversees the Strategic Planning Department and the Synergy Management Department

Education

-     L.L.M., Tulane Law School

-     LL.B., Korea University

Work Experience

-     Deputy President and Head of Business Management, KB Life Insurance (2015)

-     Managing Director and Head of Strategic Planning Department, KB Financial Group (2012 – 2013)

-     Head of Business Management Department, KB Financial Group

-    Branch Manager, Taepyong-dong Branch, Kookmin Bank

Young Tae Park	Senior Managing Director	Yes	- Oversee the Information Security Department, Data Department and Future Finance Department

Education

-     M.S. in economics, Korea University

Work Experience

-     Managing Director, Marketing Planning Department, KB Financial Group (2015)

-     Deputy Managing Director, Story Finance Realization Task Force Center, Kookmin Bank (2014)

-     Deputy Managing Director, Marketing Department, Kookmin Bank (2013 – 2014)

-     Branch Manager, Jongam-dong Branch, Kookmin Bank (2013)

-     Branch Manager, Kwanyang-dong Branch, Kookmin Bank (2010 – 2013)

Jae Hong Park	Senior Managing Director	Yes	- Oversees the Global Strategy Department

Education

-     Ph.D. in economics, Princeton University

Work Experience

-     (Concurrent) Senior Managing Director, Global Business Division, Kookmin Bank (2016 – Present)

-     Senior Managing Director overseeing Marketing Planning, Strategy and KB Research, KB Financial Group (2015)

-     Head of Future Strategy Department and New Business Division, Hanwha Life Insurance Co., Ltd. (2013 – 2014)

-     Head of Global Business Department, Samsung Fire & Marine Insurance Co., Ltd. (2010 – 2012)

-     Head of Global Strategy Office and Global Business Department, Samsung Fire & Marine Insurance Co., Ltd. (2008 – 2010)

-     Partner, McKinsey & Company (1995 – 2008)

Kyung Yup Cho	Senior Managing Director	Yes	- Head of KB Research

Education

-     Ph.D. in business administration, Yonsei University

Work Experience

-     Editor-in-Chief, Monthly Business Magazine, Maeil Business Newspaper (2011 – 2013)

-     Head of Maekyung Economy, Maeil Business Newspaper (2009 – 2011)

-     Head of Financial News, Social Affairs and International News, Maeil Business Newspaper (2006 – 2009)

-     Head of Financial News and Political News, Maeil Business Newspaper (2003 – 2006)

-     Team Leader, Finance and Money, and Senior Editor, Securities, Maeil Business Newspaper (1999 – 2003)

Ki Hwan Kim	Managing Director	Yes	- Oversees the Risk Management Department and the Model Validation Unit

Education

-     B.A. in economics, Seoul National University

Work Experience

-     (Concurrent) Managing Director, Risk Management Department, Kookmin Bank (2016 – Present)

-     (Concurrent) Managing Director, Consumer Protection Group, Kookmin Bank (2015)

-     Managing Director, Public Relations, KB Financial Group (2015)

-     General Manager, Human Resource Department, Kookmin Bank (2014)

-     Head of Human Resource Management System Improvement Task Force, Kookmin Bank (2014)

-     General Manager, Human Resource Department, Kookmin Bank (2013 – 2014)

-     General Manager, Public Relations Department, Kookmin Bank (2011 – 2013)

Hong Seob Shin	Managing Director	Yes	- Oversees the Public Relations Department and the Design Unit

Education

-     M.B.A., Helsinki School of Economics

Work Experience

-     (Concurrent) Managing Director, Consumer Brand Strategy Group, Kookmin Bank (2016 – Present)

-     Head of Eastern Regional Division, Kookmin Bank (2015)

-     Branch Manager, Mapo Station Branch, Kookmin Bank (2014)

-     General Manager, West Yeoido Sales Department, Kookmin Bank (2012 – 2014)

-     Chief Secretary, Secretariat, Kookmin Bank (2010 – 2012)

-     Branch Manager, North Ahyun-dong Branch, Kookmin Bank (2009 – 2010)

Pil Kyu Im	Managing Director	Yes	- Chief Compliance Officer

Education

-     M.A. in economics, Korea University

-     B.A. in agricultural economics, Korea University

Work Experience

-     Branch Manager, Gwanghwamoon Branch, Kookmin Bank (2015)

-     Branch Manager, Star Tower Branch, Kookmin Bank (2013 – 2015)

-     Senior Manager, Financial Planning Department, Kookmin Bank (2010 – 2012)

-     General Manager, Nonhyunsageori Branch, Kookmin Bank (2010)

Young Hyuk Jo	Managing Director	Yes	- Head of Internal Audit

Education

-     B.A. in economics, Dong-A University

Work Experience

-     General Manager, Ansan Comprehensive Financial Center, Kookmin Bank (2015)

-     Branch Manager, Daelim-dong Branch, Kookmin Bank (2014 – 2015)

-     Branch Manager, Jukjeon Branch, Kookmin Bank (2012 – 2014)

-     Branch Manager, Milyang Branch, Kookmin Bank (2010 – 2012)

Dae Myeong Kang	Managing Director	Yes	- Oversees the Future Finance Department

Education

-     B.S. in statistics, Kangwon National University

Work Experience

-     (Concurrent) Acting Head of Future Channel Group, Kookmin Bank (2016 – Present)

-     Head of Future Channel Division, Kookmin Bank (2015)

-     Branch Manager, Apgujeong West Branch, Kookmin Bank (2014)

-     General Manager, Customer Satisfaction Department, Kookmin Bank (2010 – 2014)

-     Branch Manager, Samcheok Branch, Kookmin Bank (2009 – 2010)

1.	For further details with respect to KB Financial Group, please refer to KB Financial Group’s half year report.

C.	Changes in Largest Shareholders

(As of the date of submission of the Securities Registration Statement				(Unit: Shares, %)
Date of Change	Name	Number of Shares	Percentage of Shareholding	Remarks
May 31, 2016	KB Financial Group	53,380,410	22.56%	Change pursuant to a share purchase agreement
June 24, 2016	KB Financial Group	70,960,280	29.62%	Additional acquisition of 16,715,870 shares

2.	Matters Relating to Shares

A.	Shares Owned by Shareholders Holding 5% or More

(As of the date of submission of the Securities Registration Statement)			(Units: Shares, except percentages)
Classification	Name	Number of Shares	Percentage of Shareholding	Remarks
Holders of 5% or more of total issued shares	KB Financial Group Inc.	70,096,280	29.62%
	Korean National Pension Service [1]	14,423,629	6.10%
Employee Stock Ownership Association		8,705,815	3.68%

1.	As of April 14, 2016 as reported by Korean National Pension Service in its public filing reporting large shareholdings.

B.	Minority Shareholders

(As of December 31, 2015)			(Units: Shares, %)
Classification	Shareholders		Shareholding		Remarks
	Number of Shareholders	Percentage	Number of Shares	Percentage
Minority Shareholders	75,296	99.96	129,041,952	54.53	—

1.	The status above was prepared based on the share distribution status chart provided by the Korea Securities Depository, the transfer agent of Hyundai Securities, as of December 31, 2015, the closure of the shareholder register for the most recent fiscal year.

C.	Market Price and Trading Volume Information for the Previous Six Months

						(Units: KRW, Shares)
Type		January 2016	February 2016	March 2016	April 2016	May 2016	June 2016
Price (common share)	Highest	6,540	6,720	7,290	7,290	7,140	6,950
	Lowest	4,975	5,180	6,380	6,380	6,350	6,020
	Average	5,463	5,953	6,727	6,904	6,651	6,486
Daily Trading Volume	Highest	35,292,371	5,690,457	5,946,225	10,440,413	3,188,881	19,943,185
	Lowest	785,598	1,312,958	822,907	860,810	631,931	562,736
Monthly Trading Volume		74,966,074	52,307,495	45,788,431	60,100,616	26,828,050	45,005,992

D.	Administrative Matters Relating to Shares

Item	Description
Pre-emptive Rights Pursuant to the Articles of Incorporation

Articles of Incorporation, Article 11 (Issuance and Allocation of Shares)

1. The Company shall issue new shares by a resolution of the Board of Directors in the following methods:

(1)   to grant to a shareholder an opportunity to subscribe for new shares in order to allot new shares to the shareholder in accordance with the number of shares he/she owns;

(2)   to grant to a specified person (including the Company shareholders) an opportunity to subscribe for new shares in order to allot new shares thereto in a method other than that set forth in Subparagraph 1 above if necessary for achieving the managerial objective of the Company such as introduction of new technology and improvement of financial structure, etc. to the extent not exceeding 30/100 of the total number of issued and outstanding shares; and

(3)   to grant to unspecified many persons (including the Company shareholders) an opportunity to subscribe for new shares in a method other than that set forth in Subparagraph 1 above and allot new shares to such persons who subscribed for the new shares to the extent not exceeding 50/100 of the total number of issued and outstanding shares.

2. In case of a new share allotment in a method set forth in Paragraph 1, Subparagraph 1 above, such allotment shall be made in any of the following methods by a resolution of the Board of Directors:

(1)   to allot new shares to unspecified many subscribers without classifying the types of persons to whom opportunities to subscribe for new shares are granted;

(2)   to allot new shares to members of the Employee Stock Ownership Association under the related statute and to grant to unspecified many persons opportunities to subscribe for new shares including the shares not subscribed for;

(3)   to grant to shareholders preferred opportunities to subscribe for new shares, and if there are any shares not subscribed for, to grant to unspecified many persons opportunities to be allotted new shares; and

(4)   to grant to certain type of person an opportunity to subscribe for new shares in accordance with reasonable standards as determined by applicable laws such as book-building as prepared by an investment dealer or an investment broker respectively as an underwriter or an arranger.

3. In the event of a new share allotment in accordance with Paragraph 1, Subparagraphs 2 and 3, the Company shall notify or make public notice to shareholders on matters provided for in Article 416, Subparagraph 1, Subparagraph 2, Subparagraph 2-2, Subparagraph 3 and Subparagraph 4 of the KCC, two (2) weeks prior to the fixed date of payment; provided, that a public disclosure of a report on the important matters may be made to the Financial Services Commission and stock exchanges in lieu of such notice or public announcement pursuant to Article 165-9 of the FSCMA.

4. In the event issuance of new shares in any of the methods under Paragraph 1, the type, the number and the issue price, etc. of shares to be issued shall be determined by a resolution of the Board of Directors.

5. In the event of a new share allotment, if there are any shares which are not subscribed for or which are not paid in by the allotment date, such shares shall be disposed of by a resolution of the Board of Directors in accordance with as determined in applicable laws and regulations including appropriateness of the issue price, etc.

6. Any fractional shares arising from a new share allotment shall be disposed of by a resolution of the Board of Directors.

7. In case of a new share allotment under Paragraph 1, Subparagraph 1, the Company shall issue to its shareholders certificates of preemptive rights.

End of the Fiscal Year	December 31	General Meeting of the Shareholders	Within three months from the end of each fiscal year

Period of Closure of the Shareholder Register	15 days beginning from the date following each account settlement date

Type of Share Certificates	1-share certificate, 5-share certificate, 10-share certificate, 50-share certificate, 100-share certificate, 500-share certificate, 1,000-share certificate, 10,000-share certificate

Share Transfer Agent	Korea Securities Depository

Shareholder Privileges	None

Method of public notice

Publication on Hyundai Securities’ website (http://www.hdable.co.kr)

(However, if publication on Hyundai Securities’ website is not feasible due to technological failure or other unavoidable causes, then the notice will be published in the Maeil Business Newspaper and the Korea Economic Daily.)

VII.	MATTERS RELATING TO THE MANAGEMENT AND EMPLOYEES OF HYUNDAI SECURITIES

1.	Management and Employees

A.	Management

(As of the date of submission of the Securities Registration Statement)										(Unit: Shares)
Name	Gender	Date of Birth (mm.yyyy)	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term of Office (mm.dd.yyyy)	Expiration of Term (mm.dd.yyyy)
								Voting	Non- Voting
Kyung Eun Yoon	Male	9.1962	President	Yes	Yes	Representative Director	Education - B.A. in English, Hankuk University of Foreign Studies Work Experience - Deputy President, Shinhan Investment Corporation - Representative Director, Solomon Investment & Securities Co., Ltd.	20,000	0	7.11.2012 – Present	3.31.2018

Sang Nam Kim	Male	1.1945	Director	Yes	No	Outside Director	Education - Ph.D. in business administration, Kyonggi University - M.B.A., Dankook University - LL.B., Chosun University Work Experience - (Current) Chairman, Nojeonghoe Corporation - Senior Secretary to the President for Employment and Welfare, Office of the President - Vice Minister, Ministry of Labor	0	0	3.14.2014 – Present	3.31.2017

Chi Yong Noh	Male	5.1952	Director	Yes	No	Outside Director	Education - B.A. in economics, Hankuk University of Foreign Studies Work Experience - Representative Director, KB Investment & Securities Co., Ltd. - Representative Directors, KDB Capital Corporation	0	0	5.31.2016 – Present	5.30.2017

Kwan Choi	Male	12.1957	Director	Yes	No	Outside Director	Education - Ph.D., Syracuse University - M.S. in management science, Korea Advanced Institute of Science and Technology - B.A. in business administration, Sungkyunkwan University Work Experience - (Current) Professor, School of Business, Sungkyunkwan University - Professor, School of Business, Sejong University	0	0	5.31.2016 – Present	5.30.2017

Name	Gender	Date of Birth (mm.yyyy)	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term of Office (mm.dd.yyyy)	Expiration of Term (mm.dd.yyyy)
								Voting	Non- Voting
Hyung Tae Kim	Male	7.1961	Director	Yes	No	Outside Director	Education - B.A., M.A. and Ph.D. in business administration, Seoul National University Work Experience - (Current) Visiting Professor, George Washington University - President, Korea Capital Market Institute	0	0	5.31.2016 – Present	5.30.2017

Chul Hyun Seong	Male	9.1964	Senior Managing Director	No	Yes	Head of Capital Markets Group	Education - B.A. in economics, Korea University Work Experience - Managing Director, Woori Investment & Securities Co., Ltd.	0	0	5.7.2012 – Present	—

Sung Dae Cho	Male	9.1962	Senior Managing Director	No	Yes	Head of Business Administration Group	Education - Advanced Management Program for Senior Executives, The Wharton School, University of Pennsylvania - B.A. and M.A. in business administration, Hongik University Work Experience - Head of Human Resource Department, Hyundai Securities Co., Ltd.	19,569	0	1.1.2009 – Present	—

Jae Hyung Lee	Male	1.1963	Managing Director	No	Yes	Head of Retail Group	Education - Advanced Management Program, Korea Advanced Institute of Science and Technology - B.A. in international trade, Hankuk University of Foreign Studies Work Experience - Dongbang Peregrine Securities Co., Ltd.	14,562	0	1.1.2011 – Present	—

Byung Heon Cho	Male	11.1966	Managing Director	No	Yes	Head of Real Estate Division	Education - B.A. in business administration, Sogang University Work Experience - Managing Director, Hana Daol Trust - Director, Hana Daol Trust	0	0	3.18.2013 – Present	—

Sang Ik Chung	Male	11.1970	Managing Director	No	Yes	Head of Structured Finance Division	Education - B.A. in international trade, Dongguk University Work Experience - Managing Director, IBK Securities Co., Ltd. - Managing Director, IM Investment & Securities Co., Ltd.	50,000	0	3.2.2015 – Present	—

Name	Gender	Date of Birth (mm.yyyy)	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term of Office (mm.dd.yyyy)	Expiration of Term (mm.dd.yyyy)
								Voting	Non- Voting
Han Kyu Lim	Male	5.1966	Managing Director	No	Yes	Head of Investment Banking Division	Education - B.A. and M.A. in international trade, Sungkyunkwan University Work Experience - Department Head, NH Investment & Securities Co., Ltd. - Department Head, Macquarie-IMM Investment Management Co., Ltd.	0	0	12.1.2015 – Present	—

Il Young Seo	Male	8.1965	Managing Director	No	Yes	Head of Trading Division	Education - M.B.A., Hankuk University of Foreign Studies - B.A. in business administration, Sogang University Work Experience - Managing Director, Hana Financial Investment Co., Ltd. - Representative Director, Aju Auto Lease Co., Ltd.	0	0	1.1.2016 – Present	—

Young Sam Chung	Male	6.1967	Managing Director	No	Yes	Head of Risk Management Division	Education - M.B.A., Korea Advanced Institute of Science and Technology - B.A. in accounting, Hanyang University Work Experience - Head of Risk Management Department, KB Financial Group	0	0	6.3.2016 – Present	—

Sung Sik Ahn	Male	4.1966	Deputy Managing Director	No	Yes	Head of Compliance Division	Education - LL.B., Korea University Work Experience - Deputy Managing Director, Hyundai Group - Head of Office of Legal Affairs, Hyundai Securities Co., Ltd.	8,662	0	4.19.2012 – Present	—

Dae Hee Lee	Male	4.1960	Deputy Managing Director	No	Yes	Head of AI Division	Education - B.A. in economics, Yonsei University Work Experience - Deputy Managing Director, Hyundai Group - Head of Office of Audit, Hyundai Securities Co., Ltd.	14,728	0	1.1.2011 – Present	—

Yong Gak Shin	Male	10.1962	Deputy Managing Director	No	Yes	Head of IB Division	Education - B.A. in economics, Sungkyunkwan University Work Experience - Deputy Managing Director, Hyundai Group - Head of IPO Department, Hyundai Securities Co., Ltd.	14,422	0	1.1.2011 – Present	—

Name	Gender	Date of Birth (mm.yyyy)	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term of Office (mm.dd.yyyy)	Expiration of Term (mm.dd.yyyy)
								Voting	Non- Voting
Sun Geun Lee	Male	12.1966	Deputy Managing Director	No	Yes	Head of IB Customer Asset Management Division	Education - B.A. in business administration, Yonsei University Work Experience - Head of Finance Management Department, Hyundai Securities Co., Ltd.	16,408	0	1.1.2012 – Present	—

Seok Joo Kwon	Male	5.1965	Deputy Managing Director	No	Yes	Head of Western Regional Division	Education - Advanced Management Program, Chonbuk National University - B.A. in accounting, Chonbuk National University Work Experience - Branch Manager, Jeonju Branch, Hyundai Securities Co., Ltd.	5,000	0	1.1.2013 – Present	—

Jung Tak Chun	Male	3.1963	Deputy Managing Director	No	Yes	Head of Gangnam Regional Division	Education - B.A. in economics, Sungkyunkwan University Work Experience - Head of Sales Department, Hyundai Securities Co., Ltd.	12,774	0	1.1.2013 – Present	—

Jae Ho Hur	Male	12.1964	Deputy Managing Director	No	Yes	Head of PB Business Division	Education - B.A. in international trade, Korea University Work Experience - Branch Manager, Suwon Branch, Hyundai Securities Co., Ltd.	12,908	0	1.1.2013 – Present	—

Jong Ki Byun	Male	5.1966	Deputy Managing Director	No	Yes	Head of Derivative Products Division	Education - B.A. and M.A. in business administration, Pusan University Work Experience - Woori Investment & Securities Co., Ltd.	0	0	5.1.2013 – Present	—

Wan Kyu Lee	Male	12.1964	Deputy Managing Director	No	Yes	Head of Customer Credit Business Division	Education - B.S. in statistics, Korea University Work Experience - Dongsuh Securities Co., Ltd.	11,507	0	10.1.2014 – Present	—

Myung Seob Kim	Male	9.1965	Deputy Managing Director	No	Yes	Head of Management Planning Division	Education - B.A. and M.A. in business administration, Seoul National University Work Experience - Head of Office of Strategic Planning, Hyundai Securities Co., Ltd.	11,307	0	10.1.2014 – Present	—

Name	Gender	Date of Birth (mm.yyyy)	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term of Office (mm.dd.yyyy)	Expiration of Term (mm.dd.yyyy)
								Voting	Non- Voting
Chang Sun Park	Male	12.1965	Deputy Managing Director	No	Yes	Head of IT Division	Education - M.S. in computer engineering, Sungkyunkwan University - B.S. in computer science, Pusan University Work Experience - Head of IT Planning Department, Hyundai Securities Co., Ltd.	10,106	0	10.1.2014 – Present	—

Sung Ik Kim	Male	12.1961	Deputy Managing Director	No	Yes	Head of Central Regional Division	Education - Sung Dong Commercial High School Work Experience - Branch Manager, Bundang WMC Branch, Hyundai Securities Co., Ltd.	0	0	10.1.2014 – Present	—

Yong Hak Kang	Male	5.1962	Deputy Managing Director	No	Yes	Head of Southern Regional Division	Education - Advanced Management Program, Changwon National University - B.A. in economics, Changwon National University Work Experience - Samsung Securities Co., Ltd.	11,360	0	10.1.2014 – Present	—

Kyung Park	Male	1.1963	Deputy Managing Director	No	Yes	Head of Gangbuk Regional Division	Education - B.A. in business administration, Chung-Ang University Work Experience - Branch Manager, Apgujeong WMC Branch, Hyundai Securities Co., Ltd.	11,205	0	10.1.2014 – Present	—

Jae Bong Kim	Male	5.1965	Deputy Managing Director	No	Yes	Head of Smart Business Division	Education - B.A. in business administration, Kyung Hee University Work Experience - Head of Human Resource Department, Hyundai Securities Co., Ltd.	34,577	0	10.1.2014 – Present	—

Dong Ki Kim	Male	1.1963	Deputy Managing Director	No	Yes	Head of Annuities Products Division	Education - M.A. in labor and industrial relations, Korea University - B.A. in business administration, Korea University Work Experience - Branch Manager, Bucheon Branch, Hyundai Securities Co., Ltd.	12,835	0	10.1.2014 – Present	—

Doo Hyun Park	Male	1.1964	Deputy Managing Director	No	Yes	Head of Product Strategy Division	Education - B.A. and M.A. in economics, Korea University Work Experience - Head of PB Promotion Department, Hyundai Securities Co., Ltd.	3,000	0	10.1.2014 – Present	—

Name	Gender	Date of Birth (mm.yyyy)	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term of Office (mm.dd.yyyy)	Expiration of Term (mm.dd.yyyy)
								Voting	Non- Voting
Sung Hyun Cho	Male	2.1964	Deputy Managing Director	No	Yes	Head of International Sales Branch Division	Education - LL.B., Yonsei University Work Experience - Head of PBS Center, Hyundai Securities Co., Ltd.	8,700	0	10.1.2014 – Present	—

Jung Duk Han	Male	3.1964	Deputy Managing Director	No	Yes	Head of Prime Brokerage Division	Education - B.S. and M.S. in political science, Korea University Work Experience - Eugene Investment Co., Ltd. - IBK Securities Co., Ltd.	0	0	11.9.2015 – Present	—

Gun Sang Park	Male	7.1967	Deputy Managing Director	No	Yes	Head of International Derivatives Sales Division	Education - B.A. in history, Soongsil University - M.B.A., Eastern Michigan University	0	0	11.9.2015 – Present	—

Byung Hee Lee	Male	9.1968	Deputy Managing Director	No	Yes	Head of Debt Securities Division	Education - B.A. in German language and literature, Seoul National University Work Experience - Head of Debt Securities Sales Department, Hyundai Securities Co., Ltd. - KGI Securities Co., Ltd. - Kiwoom Securities Co., Ltd.	0	0	1.1.2016 – Present	—

Hyun Chul Park	Male	11.1966	Deputy Managing Director	No	Yes	Chief Information Security Officer	Education - M.S. in management information systems, Yonsei University - B.S. in mathematics, Yeungnam University Work Experience - Head of Information System Department, Hyundai Securities Co., Ltd.	0	0	1.1.2016 – Present	—

B.	Employees

(As of June 30, 2016)									(Unit: KRW millions)
Business	Gender	Number of Employees[1]					Average Years of Continuous Service[2]	Total Amount of Annual Salary[3]	Average Annual Wage per Person	Remarks
		Non-Fixed Term Employees		Fixed-Term Employees		Total
		Total	(Part-Time Employees)	Total	(Part-Time Employees)
Retail	Male	508	—	194	—	702	17.0	39,581	56	—
Retail	Female	484	—	35	—	519	17.1	22,428	43	—
Headquarters Sales	Male	124	—	120	—	244	10.7	22,539	92	—
Headquarters Sales	Female	40	—	18	—	58	9.7	2,486	43	—
Headquarters Administration	Male	358	—	70	—	428	13.7	18,156	42	—
Headquarters Administration	Female	286	—	44	—	330	13.1	8,866	27	—

Total		1,800	—	481	—	2,281	13.6	114,055	50	—

1.	Excludes management (36 people) but includes employees on leave (62 people)
2.	Represents the average years of continuous service of full-time, non-fixed term employees (Grade 1 – Grade 6)
3.	Pursuant to the change in corporate disclosure forms (August 20, 2012), annual salary includes total earned income payment amount (as reported to the relevant tax authorities), which includes fixed pay, performance pay and other fringe benefits.

2.	Compensation of Management

A.	Compensation of Directors and Internal Auditors

(1)	Amount Approved at the General Meeting of Shareholders

			(Unit: KRW millions)
Type	Number of Persons	Amount Approved at the General Meeting of Shareholders	Remarks
Executive Directors	3	—	—
Outside Directors	4	—	—

Total	7	7,000	—

(2)	Compensation Paid

				(Unit: KRW millions)
Type	Number of Persons[1]	Total Compensation Amount	Average Compensation per Person	Remarks
Executive Directors	2	2,910	1,455	—
Outside Directors	2	99	50	—
Audit Committee Members or Internal Auditors	3	426	142	—

Total	7	3,436	491	—

1.	Represents the average number of persons during the relevant period.
2.	Includes compensation paid to directors who resigned during the reporting period, including (former) outside director (Won Ha) and members of the audit committee (Ki Seung Chung, Myung Kook Do, William Park) who resigned on March 18, 2016, as well as the chairman of the board of directors (Jung Eun Hyun), outside director (Won Ik Son) and members of the audit committee (Sun Jae Lee, Yu Jong Kim, Si Il Chang) who resigned on May 31, 2016.

B.	Compensation of Directors and Auditors (Individual Basis)

(1)	Amount of Individual Compensation

			(Unit: KRW millions)
Name	Position	Total Compensation	Additional Compensation
Jung Eun Hyun	Former chairperson of the board of directors	559	—
Kyung Eun Yoon	Representative director	2,351	—

(2)	Calculation Method

				(Unit: KRW millions)
Name	Type		Amount	Calculation Method
Jung Eun Hyun (Former chairperson of the board of directors)	Compensation	Salary	559

-   Paid wages of KRW52.1 million per month (1/12 of KRW625 million, which is the total amount of annual wages decided by the representative director pursuant to power delegated by the board of directors in accordance with the rules of the board of directors) (a total aggregate of KRW260.4 million of wages paid as of May 20, 2016).

-   Paid allowances of KRW52.1 million per month (1/12 of KRW625 million, which is the total amount of allowances decided by the representative director pursuant to power delegated by the board of directors in accordance with the rules of the board of directors) (a total aggregate of KRW260.4 million of allowances paid as of May 20, 2016).

-   Paid wages and allowances calculated on a pro-rata basis (KRW38.2 million for May 21, 2016 – May 31, 2016) following resignation on May 31, 2016.

-   Paid a total of KRW559 million, which is the sum of wages and allowances.

		Other	0.4	- Includes rewards listed in the earned income payment record.
	Severance and retirement benefits		0	- No additional severance and retirement benefits were paid upon resignation on May 31, 2016.

Kyung Eun Yoon (Representative director)	Compensation	Salary	350

-   Paid wages of KRW43 million per month (1/12 of KRW519 million, which is the total amount of annual wages for CEOs pursuant to the rules relating to the appointment and compensation of management) (a total aggregate of KRW259.5 million of wages paid as of May 20, 2016).

-   Paid allowances of KRW15 million per month (1/12 of KRW181 million, which is the total amount of allowances decided by the compensation committee pursuant to power delegated by the board of directors in accordance with the rules of the board of directors) (a total aggregate of KRW90.5 million of allowances paid as of June 30, 2016).

-   Paid a total of KRW350 million, which is the sum of wages and allowances.

		Bonus (including performance-based compensation)	1,400

-   The compensation committee resolved to pay bonus in 2016 in recognition of the representative director’s contribution to increasing the corporate value (including an increase in company valuation during the sales process) by achieving profits for the year of KRW37.4 billion in 2014 and KRW279.6 billion in 2015 on a consolidated basis.

			600

-   Due to the increase in profit for the year in 2015 (by KRW242.2 billion from KRW37.4 billion in 2014 to KRW279.6 billion in 2015 on a consolidated basis), performance based compensation for the management, as resolved by the compensation committee, of 85% of the annual salary of the representative director was paid.

		Other	1	- Includes home-leave payments and rewards listed in the earned income payment record.

VIII.	MATTERS RELATING TO AFFILIATED COMPANIES

1.	Status of Affiliated Companies

A.	Name of Group and Affiliated Companies

(1)	Name of Group: KB Financial Group

(2)	Affiliated Companies

As of the date of submission of the Securities Registration Statement, Hyundai Securities had a total of 36 affiliated companies (one holding company, 13 first-tier subsidiaries and 22 second-tier subsidiaries). The following table summarizes the control relationship and the listing status of the affiliated companies.

Classification	Company Name	Controlling Company	Business Registration Number	Remarks

Holding Company (1)	KB Financial Group Inc.	—	201-86-08254	Listed

First-Tier Subsidiaries (13)	Kookmin Bank	KB Financial Group Inc.	201-81-68693	—
	KB Insurance Co., Ltd.		202-81-48370	Listed
	Hyundai Securities Co., Ltd.		116-81-29539	Listed
	KB Kookmin Card Co., Ltd.		101-86-61717	—
	KB Investment & Securities Co., Ltd.		116-81-37311	—
	KB Life Insurance Co., Ltd.		101-86-05087	—
	KB Asset Management Co., Ltd.		116-81-33085	—
	KB Capital Co., Ltd.		124-81-25121	Listed
	KB Savings Bank Co., Ltd.		215-87-62778	—
	KB Real Estate Trust Co., Ltd.		120-81-67944	—
	KB Investment Co., Ltd.		220-81-31799	—
	KB Credit Information Co., Ltd.		107-81-71426	—
	KB Data System Co., Ltd.		219-81-08226	—
Second-Tier Subsidiaries (22)	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	120-101135	Overseas
	Kookmin Bank Int’l Ltd.(London)		316-100231	Overseas
	Kookmin Bank Cambodia PLC.		110-100654	Overseas
	Kookmin Bank (China) Ltd.		112-124717	Overseas
	KB Claims Survey & Adjusting	KB Insurance Co., Ltd.	220-87-48759	—
	KB Sonbo CNS		220-87-90164	—
	Leading Insurance Services, Inc.		20-3096860	Overseas
	LIG Insurance (China) Co., Ltd.		320100400045285	Overseas
	PT. Kookmin Best Insurance Indonesia		491/KMK017/1997	Overseas
	Hyundai Savings Bank Co., Ltd.	Hyundai Securities Co., Ltd.	120-81-11421	—
	Hyundai Asset Management Co., Ltd.		107-87-14771	—
	Hyundai Securities America Inc.		8-48651	Overseas
	Hyundai Securities Asia Ltd.		20621408	Overseas
	Hyundai-Tongyang Agrifood Private Equity Fund		107-87-50762	—
	Keystone-Hyundai Securities No. 1 Private Equity Fund		101-86-85586	—
	KB-Glenwood Private Equity Fund	KB Investment & Securities Co., Ltd.	214-88-50785	—
	National Pension KBIC No. 1 Private Equity Fund	KB Investment Co., Ltd.	211-88-16207	—
	KBIC No. 3 Private Equity Fund		211-88-45037	—
	KoFC KBIC Frontier Champ 2010-5 Private Equity Fund		211-88-51897	—
	KoFC Posco Hanwha KB Shared Growth No.2 Private Equity Fund		211-88-73362	—
	KoFC Value-up Private Equity Fund		211-88-78839	—
	Korea GCC Global Cooperation Private Equity Fund		261-81-11023	—

1.	On May 31, 2016, Hyundai Securities was added as a subsidiary of KB Financial Group, and its subsidiaries Hyundai Savings Bank, Hyundai Asset Management, Hyundai Securities America, Hyundai Securities Asia, Hyundai-Tongyang Agrifood Private Equity Fund and Keystone-Hyundai Securities No. 1 Private Equity Fund were added as second-tier subsidiaries of KB Financial Group.
2.	On August 11, 2016, Hyundai Securities was removed as an affiliated company from the Hyundai Group, which is a business group regulated under the Fair Trade Act and subject to restrictions on mutual equity investments. (Companies excluded from the Hyundai Group: Hyundai Securities, Hyundai Savings Bank Co., Ltd., Hyundai Asset Management Co., Ltd. and Hyundai-Tongyang Agrifood Private Equity Fund)
3.	For details with respect to the Hyundai Group as of June 30, 2016, see “Section 2.—I. Overview of Hyundai Securities—1. Overview—H. Total Number, Names and Listing Status of Affiliated Companies.”

B.	Organization Chart of the Affiliates and the Corporate Governance Structure

Organization Chart

C.	Status of Organization Responsible for Coordination Among the Affiliated Companies

•	Not applicable (coordination by KB Financial Group)

2.	Investments in Other Entities

(As of June 30, 2016)										(Units: KRW millions, Shares, %)
Name of Entity	Date of Initial Acquisition (yyyy.mm.dd)	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
Hyundai Asset Management Co., Ltd.	2008.11.24	Subsidiary Company	30,000	6,000,000	100.00	25,541	—	—	—	6,000,000	100.00	25,541	31,237	377
Hyundai Savings Bank	2011.11.16	Subsidiary Company	96,827	55,600,000	100.00	258,385	—	—	—	55,600,000	100.00	258,385	1,495,697	15,482
Hyundai Securities America Inc.	1996.03.31	Affiliated Company	32,736	220	100.00	26,290	—	—	—	220	100.00	26,290	23,930	(457)
Hyundai Securities ASIA Ltd.	1997.03.31	Affiliated Company	8,919	10,000,000	100.00	26,734	—	—	—	10,000,000	100.00	26,734	30,011	(1,110)
AQAP Fund	2013.07.10	Subsidiary Company	114,470	100,000	100.00	107,710	(30,000)	(32,313)	(4,307)	70,000	100.00	71,090	71,183	(3,920)
Aquila Global Real Assets Fund No.1 LP	2014.09.11	Subsidiary Company	3,293	18,308,129,171	100.00	17,762	—	—	148	18,308,129,171	100.00	17,910	18,266	242
Korea Pacific No. 08 Ship Investment Co., Ltd.	2008.11.27	Subsidiary Company	11,465	1,944,871	99.57	—	(1,944,871)	—	—	—	—	—	—	—
Northeast Asia 41 Ship Investment Company	2012.11.28	Subsidiary Company	45,561	5,880,163	100.00	29,401	(586,952)	(2,935)	(11,442)	5,293,211	100.00	15,024	26,400	1,152
Wise Asset Management Co., Ltd.	2001.03.31	Subsidiary Company	3,828	659,997	33.00	—	—	—	—	659,997	33.00	—	—	—
K Bank Convertible Stock	2016.01.25	Subsidiary Company	17,000	—	—	—	3,400,000	17,000	—	3,400,000	6.80	17,000	247,209	(526)
K Bank Common Stock	2016.01.25	Subsidiary Company	8,000	—	—	—	1,600,000	8,000	—	1,600,000	3.20	8,000	247,209	(526)
Hyundai-Tongyang Agrifood Private Equity Fund	2011.05.13	Subsidiary Company	408	3,912,000	25.47	3,912	—	—	—	3,912,000	25.47	3,912	18,509	(2,471)
Keystone-Hyundai Sec. No.1 Private Equity Fund	2015.03.30	Subsidiary Company	1,925	1,925,000,000	6.15	1,925	—	—	—	1,925,000,000	5.64	1,925	69,585	(585)
Hyundai Elevator Co., Ltd.	2001.04.10	Investment	35,908	795,876	4.05	47,912	—	—	1,432	795,876	3.23	49,344	1,772,685	(5,037)
Hyundai Asan Co., Ltd.	2000.04.25	Investment	14,000	1,190,952	4.98	4,669	—	—	(4,669)	1,190,952	4.98	—	235,685	(21,531)
Hyundai Research Institute	1986.10.10	Investment	2,000	200,000	10.00	481	(160,000)	—	(481)	40,000	10.00	—	4,711	(2,889)

Hyundai Learning & Training Center	2012.05.22	Investment	451	7,840	2.90	5,772	—	—	—	7,840	2.90	5,772	180,810	(3,768)
Hyundai L&R Co., Ltd.	2012.06.05	Investment	4,410	44,100	4.90	2,739	—	—	(2,739)	44,100	4.90	—	404,156	(18,445)
Hyundai Development Co., Ltd.	2007.05.22	Investment	43,990	830,000	1.10	32,204	(830,000)	(43,990)	11,786	—	—	—	5,510,084	238,581
Pan Ocean Co., Ltd.	2014.02.28	Investment	1,513	335,000	0.28	1,236	(67,000)	—	(299)	268,000	0.22	937	4,314,284	45,547
Korea Securities Finance Co., Ltd.	2000.08.04	Investment	10,758	2,152,828	3.17	25,644	—	—	939	2,152,828	3.17	26,583	40,796,279	126,831
Korea Exchange,	2005.01.20	Investment	2,807	624,190	3.12	89,026	—	—	1,090	624,190	3.12	90,116	6,936,924	121,601
Korea Securities Depository	1996.12.31	Investment	497	99,116	0.94	8,169	—	—	163	99,116	0.94	8,332	3,377,537	62,842
Korea Money Brokerage Co., Ltd.	1996.07.16	Investment	50	10,000	0.50	486	—	—	29	10,000	0.50	515	78,313	6,379
Koscom Co., Ltd.	1996.12.31	Investment	291	58,120	1.09	4,267	—	—	78	58,120	1.09	4,345	455,081	11,212
Hyundai Futures Co., Ltd.	1997.01.20	Investment	500	396,000	8.61	1,892	—	—	(2)	396,000	8.61	1,890	137,951	57
Gigalink	2000.02.18	Investment	1,602	315,392	5.73	—	—	—	—	315,392	5.73	—	—	—
Multimedia line	1999.11.18	Investment	200	21,004	10.72	—	—	—	—	21,004	10.72	—	—	—
Venture Korea	2000.03.08	Investment	852	6,250	5.21	—	—	—	—	6,250	5.21	—	—	—
Voix	2000.12.21	Investment	400	20,000	10.00	—	—	—	—	20,000	10.00	—	—	—
Ellicion Internetwork Co., Ltd,	2001.05.04	Investment	320	20,000	7.84	—	—	—	—	20,000	7.84	—	—	—
Optoway Co., Ltd.	2000.08.01	Investment	1,000	25,000	5.20	—	—	—	—	25,000	5.20	—	—	—
Innocraft	2002.04.16	Investment	900	420,000	11.77	—	—	—	—	420,000	11.77	—	—	—
Integra Information Communications Co., Ltd.	2000.02.17	Investment	1,000	51,512	6.02	—	—	—	—	51,512	6.02	—	—	—
ChunNeungIT Co., Ltd. (ChunNeung Medical)	2000.03.17	Investment	1,950	390,000	6.70	—	—	—	—	390,000	6.70	—	—	—
ZOInet Co., Ltd.	1999.11.26	Investment	350	42,038	7.01	—	—	—	—	42,038	7.01	—	—	—
Contela Co., Ltd.	2000.10.24	Investment	2,550	47,200	5.90	—	—	—	—	47,200	5.90	—	—	—
Cubictek Co., Ltd.	2000.08.16	Investment	700	23,333	9.00	—	—	—	—	23,333	9.00	—	—	—
Toba Telecom	2000.03.20	Investment	1,000	25,000	9.28	—	—	—	—	25,000	9.28	—	—	—
AI NET	2000.04.28	Investment	2,328	291,000	8.00	—	—	—	—	291,000	8.00	—	—	—
Astars Entertainment	2000.06.19	Investment	1,500	210,000	5.61	—	—	—	—	210,000	5.61	—	—	—
BIG	2001.06.19	Investment	300	10,000	6.41	—	—	—	—	10,000	6.41	—	—	—
DXO Telecom	2000.07.12	Investment	2,400	65,000	6.54	—	—	—	—	65,000	6.54	—	—	—
Imp Vision (Care One)	2000.12.12	Investment	500	250,000	6.01	—	—	—	—	250,000	6.01	—	—	—

TNS Technology Co., Ltd.	2000.03.17	Investment	500	15,399	9.62	—	—	—	—	15,399	9.62	—	—	—
VSI	2000.06.16	Investment	250	110,000	10.00	—	—	—	—	110,000	7.87	—	—	—
Leo Partners	2006.08.18	Investment	300	54,000	9.97	270	—	—	—	54,000	9.97	270	8,093	(1,807)
Hyundai 1st Auction	2007.01.31	Investment	226	298,791	0.99	226	—	—	(226)	298,791	0.99	—	11,216	(1,468)
Taegwang Doksan Project	2008.10.13	Investment	1,592	199,000	19.90	1,289	(199,000)	(995)	(294)	—	—	—	—	—
MBCPlayBe	2009.09.24	Investment	700	140,000	9.86	700	—	—	1,742	140,000	9.86	2,442	26,118	498
Naeway Asset Investment Co., Ltd.	2007.01.29	Investment	450	58,000	9.67	290	—	—	(161)	58,000	9.67	129	1,788	(317)
Somang Asset Co., Ltd.	2008.09.09	Investment	297	59,400	9.90	297	—	—	—	59,400	9.90	297	10,835	1,035
Kreits & Partners Co., Ltd.	2007.09.20	Investment	500	100,000	3.45	500	—	—	(207)	100,000	3.45	293	11,972	(839)
Hanwon Gwangjang Project Co., Ltd.	2007.08.23	Investment	950	190,000	19.00	646	—	—	—	190,000	19.00	646	9,975	(1,602)
Songdo Global Complex R&D Co., Ltd.	2009.08.20	Investment	57	11,400	19.00	—	—	—	—	11,400	19.00	—	—	—
Lake Asset Co., Ltd.	2010.03.02	Investment	700	80,000	8.00	400	—	—	655	80,000	8.00	1,055	11,088	(88)
GL Metrocity Co., Ltd.	2010.04.30	Investment	250	25,000	5.00	250	—	—	(250)	25,000	5.00	—	—	—
Posco E&C Co., Ltd.	2010.12.13	Investment	1,764	22,054	0.06	1,672	—	—	(55)	22,054	0.06	1,617	8,339,199	26,293
JTBC	2011.03.17	Investment	1,125	225,000	0.27	428	—	—	(214)	225,000	0.89	214	148,484	(55,838)
Channel A	2011.03.17	Investment	1,125	225,000	0.28	1,143	—	—	(359)	225,000	0.89	784	296,143	2,933
Tiger Country Club	2012.02.10	Investment	255	350,000	8.33	1,750	—	—	—	350,000	6.48	1,750	83,529	16
Guje Gohyun Port Big Island PFV Co., Ltd.	2013.04.22	Investment	500	100,000	2.50	500	—	—	—	100,000	2.50	500	17,912	(14,029)
Songdo Retail PFV Co., Ltd.	2013.10.24	Investment	1,216	121,600	15.20	1,216	—	—	—	121,600	15.20	1,216	105,891	(2,067)
SMCPFV	2014.12.29	Investment	250	25,000	5.00	250	—	—	—	25,000	5.00	250	20,353	(13)
Seoul Pharma Co., Ltd.	2015.04.29	Investment	1,000	74,349	1.08	1,130	(74,349)	(1,000)	(130)	—	—	—	82,675	(783)
Gwanggyo Fore Project	2015.04.14	Investment	125	25,000	2.50	125	—	—	—	25,000	2.50	125	—	—
Gwanggyo Stream Project	2015.04.14	Investment	125	25,000	2.50	125	—	—	—	25,000	2.50	125	—	—
Sim Entertainment Co., Ltd. (Former Hyundai Dreamspec No.2)	2014.08.12	Investment	15	15,000	0.09	36	—	—	91	15,000	0.09	127	23,879	(6,791)
JW Life Science Co., Ltd.	2016.03.30	Investment	620	—	—	—	20,000	620	33	20,000	0.25	653	179,881	12,864
IPC Wonju PFV	2016.03.28	Investment	250	—	—	—	25,000	250	—	25,000	5.00	250	—	—
NEW WAVE No.4	2009.04.02	Investment	2,894	135,000,000	10.70	135	—	—	—	135,000,000	10.70	135	3,048	2,039
Corporate Restructuring QCP No.13	2007.11.28	Investment	4,905	4,405	16.67	—	—	—	—	4,405	16.67	—	—	—

Tube-Midas Venture Investment Group	2007.10.04	Investment	1,245	394,000,000	5.00	394	—	—	—	394,000,000	5.00	394	5,506	(2,431)
KTB 2007 Private Equity Fund	2007.08.09	Investment	36,597	23,712,369,672	8.70	21,500	(869,565,217)	(870)	4,610	22,842,804,455	8.70	25,240	129,452	(149,350)
UT2 Financial Security PEF	2012.03.30	Investment	10,000	1,236,788,427	17.24	1,237	(1,236,788,427)	(1,237)	—	—	—	—	29,160	829
Dominus-neos PEF	2011.12.22	Investment	70	4,443,880,000	3.70	4,835	(168,000,000)	(168)	230	4,275,880,000	3.70	4,897	41,211	(2,409)
K3 No.3 PEF	2012.10.29	Investment	3,479	1,199,999,998	3.43	1,240	—	—	(252)	1,199,999,998	17.09	988	7,248	1,729
KoFC-IMM $&D Biz Group	2013.09.11	Investment	1,200	3,944,490,566	11.80	4,080	882,000,000	882	(135)	4,826,490,566	11.30	4,827	18,407	(1,013)
IMM Infra No.4	2014.06.26	Investment	19,000	19,000,000,000	15.19	19,000	—	—	—	19,000,000,000	15.19	19,000	125,072	(676)
Partners No.3 PEF	2012.09.04	Investment	625	2,607,920,000	5.00	2,504	253,820,750	254	(49)	2,861,740,750	4.76	2,709	21,721	(567)
Woori KBSN Value Up	2014.08.22	Investment	1,000	1,000,000,000	14.29	1,000	—	—	—	1,000,000,000	14.29	1,000	6,996	(4)
UAMCO-Offers Financial Security PEF	2015.11.06	Investment	854	854,042,553	0.43	854	4,675,117,361	4,675	—	5,529,159,914	14.18	5,529	—	—
able two Associates	2014.01.22	Investment	30,764	30,764,085,660	99.00	29,302	—	—	4,827	30,764,085,660	99.00	34,129	75,096	12
able three Associates	2015.11.26	Investment	23,687	23,687,467,848	99.00	24,673	—	—	4,065	23,687,467,848	99.00	28,738	62,583	780
Haebit Factory	2016.02.02	Investment	5	—	—	—	10,000	5	—	10,000	10.00	5	—	—
GDK Cosmetics	2016.05.09	Investment	501	—	—	—	19,250	501	7	19,250	0.23	508	—	—
Cosmecca Korea Co., Ltd.	2016.05.30	Investment	570	—	—	—	10,000	570	39	10,000	0.25	609	—	—
Youngchang Chemical	2016.06.03	Investment	500	—	—	—	1,402	500	62	1,402	0.39	562	—	—

Total				133,308,801,295		846,154	3,537,777,947	(50,251)	5,755	136,846,579,242		801,658

IX.	OTHER MATTERS NECESSARY FOR PROTECTION OF INVESTORS

1.	Public Disclosure and General Meetings of Shareholders

A.	Progress on Disclosure, including Report of Material Event

Date of Report	Title	Contents of Report	Progress of Report
January 30, 2015	Response to request for disclosure (rumor or report)

-   Response to request for disclosure relating to the rumor of a sale of the equity stake of the largest shareholder of Hyundai Securities (re-disclosure)

¡  Hyundai Merchant Marine, which is the largest shareholder of Hyundai Securities, is currently pursuing the sale of its equity stake in Hyundai Securities as part of Hyundai Group’s self-rescue plan.

¡  After inquiry to Hyundai Merchant Marine, it was confirmed that a letter of intent for the sale of the equity stake in Hyundai Securities was received and that Orix Private Equity Korea Corporation was designated as the preferred bidder on January 30, 2015.

¡  With respect to this issue, Hyundai Securities plans to re-disclose around the time of execution of the share purchase agreement or within six months (before July 30, 2015).

ø    Related disclosure

-   January 8, 2015: Response to request for disclosure (rumor or report) (unconfirmed)

-   July 8, 2014: Response to request for disclosure (rumor or report) (unconfirmed)

-   January 10, 2014: Response to request for disclosure (rumor or report) (unconfirmed)

-   December 12, 2013: Response to request for disclosure (rumor or report) (unconfirmed)

-   December 12, 2013: Response to request for disclosure (rumor or report) (unconfirmed)

June 12, 2015	Other material management matters (voluntary disclosure)

-   Decision by the largest shareholder of Hyundai Securities to sell shares

¡  As part of Hyundai Group’s self-rescue plan, Hyundai Merchant Marine, which is the largest shareholder of Hyundai Securities, held a meeting of the board of directors on June 12, 2015 and thereby resolved to sell the shares of Hyundai Securities as below.

1.   Purchaser: Buffalo Finance Co., Ltd.

2.   Number of shares to be sold: 53,070,736 shares (22.4% of total issued shares)

3.   Other

-   Re-disclosure at the time of execution of the share purchase agreement

• Related disclosure - January 30, 3015: Response to request for disclosure (rumor or report) (unconfirmed)

Date of Report	Title	Contents of Report	Progress of Report
June 19, 2015	Other material management matters (voluntary disclosure)

-   Execution of share purchase agreement by the largest shareholder of Hyundai Securities

1.   Purchaser: Buffalo Finance Co., Ltd.

2.   Seller: Hyundai Merchant Marine and five others

3.   Number of shares to be sold: 53,380,410 shares (22.56% of total issued shares)

-   Hyundai Merchant Marine: 53,070,736 shares

-   Total by specially related persons: 309,674 shares

4.   Other

-   Execution date of share purchase agreement: June 18, 2015

-   The change in the largest shareholder will be completed only after the conditions precedent of the purchaser and seller are fulfilled and review and approval by the financial authorities of the change in a major shareholder

-   Re-disclosure at the time of completion of the change in the largest shareholder

• Related disclosure - June 12, 2015: Other material management matters (voluntary disclosure)
October 19, 2015	Other material management matters (voluntary disclosure)

-   Termination of share purchase agreement by the largest shareholder

1. Hyundai Merchant Marine, which is the largest shareholder of Hyundai Securities, determined on June 12, 2015, through a resolution of the board of directors, to sell 53,070,736 common shares of Hyundai Securities for the purpose of improving its financial structure as part of the self-rescue plan, and thereby executed a share purchase agreement on June 18, 2015 with Buffalo Finance Co., Ltd.

2. On October 19, 2015, as the transaction was not consummated within 120 days from the execution date of the share purchase agreement, the purchaser Buffalo Financial Co., Ltd. provided a notice of termination of the share purchase agreement to Hyundai Merchant Marine, whereby the share purchase agreement ceased to be effective.

•   Related disclosure

-   June 19, 2015: Other material management matters (voluntary disclosure)

-   June 12, 2015: Other material management matters (voluntary disclosure)

-   January 30, 2015: Response to request for disclosure (rumor or report) (unconfirmed)

3. Accordingly, the “agreement for the sale of the shareholding of the largest shareholder” was terminated

1)   Purchaser: Buffalo Finance Co., Ltd.

2)   Seller: Hyundai Merchant Marine and five others

3)   Number of shares to be sold: 53,380,410 shares (22.56% of the total issued shares)

-   Hyundai Merchant Marine: 53,070,736 shares

-   Total by specially related persons: 309,674 shares

4)   Other

-   Execution date of share purchase agreement: June 18, 2015

February 1, 2016	Response to request for disclosure (rumor or report)

-   Response to request for disclosure relating to report of re-sale of shares by the largest shareholder (unconfirmed)

1. After inquiry to Hyundai Merchant Marine, it was confirmed that the largest shareholder was preparing a re-sale of its equity stake in Hyundai Securities in order to secure liquidity and improve its financial structure, but that currently no specific decisions have been made

2. Re-disclosure expected at the time details are confirmed or within one month

February 4, 2016	Other material management matters (voluntary disclosure)

-   Public notice of open sale of equity stake in Hyundai Securities by the largest shareholder

1. Subject of sale

-   Common shares of Hyundai Securities owned by Hyundai Merchant Marine through trust companies (53,070,736 shares, 22.43%) and common shares of Hyundai Securities owned by other shareholders (309,674 shares, 0.13%, total of 53,380,410 shares, 22.56%)

2. Method of sale

-   Open competitive bidding

3. Other

-   Re-disclosure at the time of designation of the preferred bidder, execution of the share purchase agreement

-   For details, refer to the notice of sale

• Related disclosure - February 1, 2016: Request for disclosure (rumor or report) - February 1, 2016: Response to request for disclosure (rumor or report) (unconfirmed)

April 12, 2015	Other material management matters (voluntary disclosure)

-   Execution of agreement for sale of equity stake in Hyundai Securities by the largest shareholder

1. Purchaser: KB Financial Group

2. Seller: Hyundai Merchant Marine and five others

3. Number of shares sold: 53,380,410 shares (22.56% of total issued shares)

-   Hyundai Merchant Marine: 53,070,735 shares

-   Total by specially related persons: 309,674 shares

4. Other

-   Execution date of share purchase agreement: April 12, 2016

-   The change in the largest shareholder will be completed only after the conditions precedent of the purchaser and seller are fulfilled and review and approval by the financial authorities of the change in a major shareholder

-   Re-disclosure at the time of completion of the change in the largest shareholder

May 31, 2016	Change in the largest shareholder

-   Change in the largest shareholder

1. Reason for change: Change in largest shareholder due to the share purchase agreement (53,380,410 shares) between the former largest shareholder, Hyundai Merchant Marine, and five others and KB Financial Group

2. Purpose of acquisition of stake: Inclusion as a subsidiary of the post-change largest shareholder KB Financial Group

• Related disclosure - April 12, 2016: Other management matters (voluntary disclosure)

May 31, 2016	Decision to sell treasury shares

-   Decision to sell treasury shares

1. Shares to be sold: 16,715,870 shares

2. Expected sale price: KRW6,410 per share

3. Expected total sale price: KRW107,148,726,700

4. Expected period of sale: – August 29, 2016

June 28, 2016	Report on outcome of sale of treasury shares	- Report on outcome of sale of treasury shares 1. Shares sold: 16,715,570 shares 2. Sale price: KRW6,410/share 3. Total sale price: KRW107,148,726,700 4. Period of sale: June 24, 2016

August 2, 2016	Stock Swap decision

-   Stock Swap decision

1. Date of the Stock Swap Agreement: August 8, 2016

2. Record date for confirmation of shareholders: September 30, 2016

3. Date of the general meeting of shareholders: October 25, 2016

4. Date of the Stock Swap: November 9, 2016

•   For other details, please refer to the disclosure of the Stock Swap decision (August 2, 2016)

B.	Summary of Minutes of the General Meetings of Shareholders for the Most Recent Three Years

Date	Agenda	Resolutions
FY2012 Annual General Meeting of Shareholders – 9 am, June 7, 2013 (Friday)	Approval of financial statements and consolidated financial statements for FY2012 and distribution of dividends (proposed)	Approved as proposed Dividend – KRW50 per common share, KRW552 per preferred share
	Appointment of directors	- Executive directors: Jeong Eun Hyun, Nam Yong Lee, Seung Cheol Lim - Outside directors: Kwang Cheol Park, Chung Geun Park
	Appointment of audit committee members	- Audit committee member who is not an outside director: Seung Cheol Lim - Audit committee member who is an outside director: Nam Keun Yoon
	Approval of limit on directors’ compensation	Approved as proposed: KRW7 billion

FY2013 Annual General Meeting of Shareholders – 9 am, March 14, 2014 (Friday)	Approval of financial statements and consolidated financial statements for FY2013 and distribution of dividends (proposed)	Approved as proposed Dividend – KRW416 per preferred share, no dividends for common shares
	Amendments to the articles of incorporation	Approved as proposed
	Appointment of directors	- Executive directors: Ki Seung Chung - Outside directors: Sang Nam Kim, Won Ha, Young Guk Doh, Nam Keun Yoon, William Park
	Appointment of audit committee members	- Audit committee members who are not outside directors: Ki Seung Chung - Audit committee members who are outside directors: Nam Keun Yoon, Myung Kook Do
	Approval of limit on directors’ compensation	Approved as proposed: KRW4 billion
	Amendment of regulations on payment of retirement benefits to executive officers	Approved as proposed

FY2014 Annual General Meeting of Shareholders – 9 am, March 13, 2015 (Friday)	Approval of financial statements and consolidated financial statements for FY2014 and distribution of dividends (proposed)	Approved as proposed Dividend – KRW50 per common share
	Amendments to the articles of incorporation	Approved as proposed
	Appointment of directors	- Executive director: Kyung Eun Yoon - Outside director: William Park
	Appointment of audit committee members	- Audit committee member who is an outside director: William Park
	Approval of limit on directors’ compensation	Approved as proposed: KRW4 billion

FY2015 Annual General Meeting of Shareholders – 9 am, March 18, 2016 (Friday)	Approval of financial statements and consolidated financial statements for FY2015 and distribution of dividends (proposed)	Approved as proposed Dividend – KRW500 per common share
	Appointment of directors	- Executive directors: Jeong Eun Hyun, Seon Jae Lee - Outside directors: Sang Nam Kim, Won Ik Son, Yu Jong Kim, Si Il Chang
	Appointment of audit committee members	- Audit committee member who is not an outside director: Seon Jae Lee - Audit committee members who are outside directors: Yu Jong Kim, Si Il Chang
	Approval of limit on directors’ compensation	Approved as proposed: KRW7 billion

2016 Extraordinary General Meeting of Shareholders – 9 am, May 31, 2016 (Tuesday)	Amendments to the articles of incorporation	Approved as proposed
	Appointment of directors	- Outside director Chi Yong Noh - Outside director Kwan Choi - Outside director Hyung Tae Kim
	Appointment of audit committee members	- Audit committee member who is an outside director: Chi Yong Noh - Audit committee member who is an outside director: Kwan Choi - Audit committee member who is an outside director: Hyung Tae Kim
	Amendment of regulations on payment of retirement benefits to executive officers	Approved as proposed

2.	Contingent Liabilities, Etc.

A.	Major Legal Proceedings

•	As of the date of submission of the Securities Registration Statement, there were 47 cases (with a cumulative claim amount of KRW48.4 billion) of ongoing litigation involving Hyundai Securities, and results of these actions cannot be predicted at the present time.

(1)	Litigation as Defendant

	(Unit: KRW hundred millions)
Company	Subject	Plaintiff	Defendant	Claimed Amount	Details
Hyundai Securities	Request for return of unfair profit	Byung Soo Kim and six others	Hyundai Securities	7	Pending at trial court
	Other	—	—	52	10 cases

	Total	—	—	59	11 cases

Hyundai Savings Bank	Claim for confirmation on deposit payment on bills	Kumho Industrial Co., Ltd.	Hyundai Savings Bank and 32 others	126	Pending at appellate court
	Other	—	—	31	8 cases

	Total	—	—	157	9 cases

(2)	Litigation as Plaintiff

	(Unit: KRW hundred millions)
Company	Subject	Plaintiff	Defendant	Claimed Amount	Details
Hyundai Securities	Request for return of unfair profit	Hyundai Securities and 18 others	Republic of Korea	12	Pending at trial court
	Other	—	—	65	4 cases

	Total	—	—	77	5 cases

Hyundai Savings Bank	Objection to final judgment on investigation of claim	Hyundai Savings Bank	Legal administrator of KT&G Core, Inc.	56	Pending at appellate court
	Other	—	—	135	21 cases

	Total	—	—	191	22 cases

B.	Promissory Notes and Checks for Mortgage or Collateral

(As of June 30, 2016)	(Unit: KRW millions)
Submitting Body	Purchase	Amount	Remarks
Banks	—	—	—
Financial Institutions (excluding banks)	3	104,000	Collateral for call money
Corporations	—	—	—
Others (individuals)	—	—	—

C.	Guarantees

	(Unit: KRW millions)
Type	Provided Entity	1H 2016	2015
Purchase Guarantee Agreements	Songdo M1 The 3rd L.L.C. and 24 others	868,867	900,827

	Subtotal	868,867	900,827

Payment Guarantees and Purchase Commitments	Namyangjuhyado 1st Co., Ltd.[1]	2,400	4,500
	WJSY Co., Ltd.[1]	15,000	15,000
	Smart Dongtan 2nd Co., Ltd[1]	10,000	—
	CD One 2nd Co., Ltd.[1]	5,000	5,000
	CD Two 2nd Co., Ltd.[1]	70,000	20,000
	IBUPC 2nd Co., Ltd[1]	3,000	—
	R1-1 Co., Ltd.[1]	10,000	10,000
	Annex Able Co., Ltd.[1]	12,200	17,100
	SM Sejong 1st Co., Ltd.[1]	10,000	—
	SJB 1st Co., Ltd.[1]	26,000	26,000
	Able DCM 2nd Co., Ltd.[1]	30,000	30,000
	Able DCM White Co., Ltd.[1]	20,000	11,600
	Able DFI Series 1 Co., Ltd.[1]	20,300	20,300
	Able Land 1st Co., Ltd.[1]	40,000	40,000
	Able Rich 1st Co., Ltd.[1]	16,100	17,000
	Able Mow 1st Co., Ltd.[1]	50,000	—
	Able Munhyeon 2nd Co., Ltd.[1]	15,000	15,000
	Able Munhyeon 1st Co., Ltd.[1]	20,000	20,000
	Able 7 Valley Co., Ltd.[1]	30,700	—
	Able Sosa 2nd Co., Ltd.[1]	75,000	75,000
	Able Sosa 1st Co., Ltd.[1]	75,000	75,000
	Jungan E&C Co., Ltd.[1]	80,000	200,000
	Able ST 1st Co., Ltd.[1]	6,000	20,000
	Able HS Co., Ltd.[1]	30,000	—
	Able Ns Co., Ltd.[1]	42,000	42,000
	Able LKP Co., Ltd.[1]	21,500	21,500
	Able Yongjuk 1st Co., Ltd.[1]	10,000	—
	Able E&D No.2 Co., Ltd.[1]	14,800	20,300
	Able Hana Co., Ltd.[1]	16,500	—
	Able Haeundae 1st Co., Ltd.[1]	100,000	100,000
	Able Lake 1st Co., Ltd.[1]	10,000	—
	Aa-03 2nd Co., Ltd.[1]	11,600	17,800
	Hws Co., Ltd.[1]	10,000	10,000
	HDBK 2st Co,. Ltd.[1]	9,000	9,000
	HDBK 1st Co., Ltd.[1]	5,000	5,000
	Hdsinbu 3rd L.L.C.[1]	10,000	20,000
	HDES 1st Co., Ltd.[1]	50,000	50,000
	Lsm 1st. Co., Ltd.[1]	10,000	10,000
	M Square Dongchun 3rd Co., Ltd.[1]	4,000	5,900
	Ms Sejong 4th Co., Ltd.[1]	10,000	10,000
	ELP 5th Co., Ltd.[1]	18,000	—
	2014 Ableopo 2nd Co., Ltd.[1]	17,000	27,000
	Able Ocean Co., Ltd.[1]	27,000	30,000
	Han-sung Dangjin 1st Co., Ltd.[1]	1,300	6,700
	Han-sung Asan 1st co., Ltd.[1]	1,800	10,000
	Happycell 1st. Co., Ltd.[1]	20,000	20,000
	Huefore Myungji Co., Ltd.[1]	16,100	16,100
	Gimpo Gamjungdong Apartment Development Project	28,000	28,000
	Namdaemun Multi-Complex Building Development Project	110,000	110,000
	Munjung Urban Development 10BL Multi-Complex Development Project	60,400	70,000
	Munjungdong 1-1 District Knowledge Industry Center	5,000	5,000

Type	Provided Entity	1H 2016	2015
	Segok2-Area Apartment Development Project	7,500	7,500
	ShinDongtan Park 2-Cha Xi Construction	22,000	—
	SLVPFV Co., Ltd.	44,000	56,000
	Able Neo 1st Co., Ltd.	60,000	—
	Able DCM Fire Co., Ltd.	20,200	20,200
	HDS Core Co., Ltd.	40,500	40,500
	MC Juan No.1	18,100	18,100
	Dawon Eco City Co., Ltd.	4,400	20,000
	LogiscoL Co., Ltd.	30,000	30,000
	HB Realty Partners Co., Ltd.	54,400	60,000
	Chungju Technopolis Co., Ltd.	20,000	20,000
	Korea Gas Corporation	40,440	—
	West Seoul Motorium	—	3,000
	Ibneo 1st Co., Ltd.	—	22,800
	IB Pro 1st Co., Ltd.	—	60,000
	S-Class Gwanggyoil No.1 Co., Ltd.	—	31,000
	Able Gongpyung1st Co., Ltd.	—	20,300
	Able DF Co., Ltd.	—	5,200
	Able KL No.3 Co., Ltd.	—	11,500
	MJ-10 The 4th Co., Ltd.	—	7,000
	ELP 4th Co., Ltd.	—	31,000
	J&P Holdings Co., Ltd.	—	15,000
	Trynda 1st Co., Ltd.	—	50,000
	Huefore 1st Co., Ltd	—	20,000
	Munjung 6-Disrict Knowledge Industry Center Development Project	—	15,000

	Subtotal	1,672,240	1,829,900

Total		2,541,107	2,730,727

1.	Payment guarantees for consolidated subsidiaries

D.	Debt Acquisition Commitments

•	Not applicable

E.	Other Contingent Liabilities

(1)	Agreements with Financial Institutions

	(Unit: KRW millions)
Agreement	Financial Institution	2016 1H	2015	2014
Overdraft loans (including day overdrafts)	Kookmin Bank and five other banks	495,000	500,000	470,000
General loans	Kookmin Bank and two other banks	60,000	60,000	71,200
Securities distribution financing	Korea Securities Finance Corporation	700,000	700,000	700,000
Working capital loans (proprietary)	Korea Securities Finance Corporation	500,000	500,000	500,000
Discounted bills (proprietary)	Korea Securities Finance Corporation	200,000	200,000	200,000
Discounted bills	Korea Securities Finance Corporation	Balance of subscription deposit	Balance of subscription deposit	Balance of subscription deposit
Bond underwriting financing	Korea Securities Finance Corporation	850,000	850,000	850,000
Loans for security financing support	Korea Securities Finance Corporation	700,000	700,000	500,000

1.	Based on K-IFRS separate financial statements.

(2)	As of June 30, 2016, pursuant to an agreement on conditional purchase of asset-backed securities, Hyundai Securities is party to an agreement to provide liquidity and purchase the remaining unsold asset-backed commercial paper and asset-backed short-term bonds issued by Songdo M1 The 3rd L.L.C. and others on each issuance date on the condition that the effective credit rating of Songdo M1 The 3rd and others is maintained. As of June 30, 2016, the asset-backed commercial paper and asset-backed short-term bonds issued by Songdo M1 The 3rd L.L.C. and others amounted to KRW868.9 billion, and Hyundai Securities had purchased KRW0.4 billion of such asset-backed commercial paper and asset-backed short-term bonds pursuant to the agreement.

(3)	Hyundai Securities has provided payment guarantees to compensate for losses borne by holders in the event that certain debtors (the guaranteed persons) of debt instruments fail to make payment on the date on which payment is due in accordance with the initial or amended terms of the agreements. As of June 30, 2016, the balance of the related guarantees and purchase commitments is KRW1,672.2 billion.

(4)	As of June 30, 2016, Hyundai Securities has been provided with KRW2,963 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance Company.

3.	Sanctions

A.	Sanctions Against the Institution

Company	Date	Measures	Incident	Status of measures taken	Measures to prevent reoccurrence

Hyundai Securities	April 13, 2012	KRW319.9 million penalty assessed by the Securities and Futures Commission

-   As an entity that executed a purchase agreement with China Ocean Resources Co., Ltd., Hwa Ree Chang, who is the actual major shareholder, needed to be listed as a major shareholder in the securities registration agreement in accordance with paragraph (1) of Article 119 of the FSCMA. However, Jae Shin Chu was falsely listed as a major shareholder in the securities registration statement; fines were assessed in accordance with paragraph (1) of Article 429 of the FSCMA.

				Measures fulfilled	Compliance with regulations
	December 26, 2012	KRW1,467 million penalty assessed by the Fair Trade Commission

-   Due to collusion on rate of return on national housing bonds, received sanctions, including correction orders, official orders, penalties and prosecutorial charges, in accordance with subparagraph (1), paragraph (1) of Article 19 of the Fair Trade Act.

				Measures fulfilled	Compliance with regulations
	July 3, 2014	KRW50 million fine assessed by the FSC

-   Purchased The 27th Bonds issued by Hyundai Logistics in the amount of KRW3.9 billion on January 15, 2013 and acquired The 28th Bonds issued by Hyundai Logistics in the amount of KRW 9.8 billion on July 12, 2013, but did not obtain a prior board approval relating to exceeding the holding period by 3 months. In addition, failed to report such purchases to the FSC or disclose the same on the internet homepage. Assessed a fine in accordance with subparagraphs (16) and (17) of paragraph (1) of Article 449 of the FSCMA.

				Measures fulfilled	Compliance with regulations
	January 28, 2015	KRW25 million fine assessed by the FSC

-   Promised to conduct parking transactions with an [unnamed] Investment Trust Management, Inc. and provided bond parking accounts totaling KRW50 billion during the period from June 5, 2013 to June 10, 2013. During that same period, conducted bond transactions totaling KRW100 billion for the purpose of relieving parked bonds through methods such as buying below or above market price (off-market asking prices for immediately previous transaction) over two rounds and transferred the resulting gains to [unnamed] Investment Trust Management, which qualified as a violation of the prohibition against financial investment product sale-related unwholesome transactions, and was assessed fines in accordance with subparagraph (29) of paragraph (1) of Article 449 of the FSCMA.

				Measures fulfilled	Compliance with regulations

May 27, 2015	KRW50 million fine (judgment of trial court)	- Agents (staff) of five companies, including Hyundai Securities, lowered the purchase price set the following day by increasing the rate of return of the bonds reported to the Korea Exchange and thereby increased profits while colluding to report identical profitability to maintain the purchase-only securities company qualification. Was summarily indicted by prosecutors in accordance with Article 70 and subparagraph (9) of paragraph (1) of Article 66 of the Fair Trade Act and received summary judgment from the trial court resulting in a fine.	In the process of appeal and second trial	-
November 23, 2015	KRW30 million fine assessed by the FSC

-   During the period from June 29, 2011 to August 29, 2013, sold corporate bonds to four individual investors (four rounds of investment, investment amount of KRW90 million) through investment solicitations, but failed to obtain the requisite written acknowledgement of the risks and the details of the financial investment products, violating their disclosure obligations; assessed fines under subparagraph (21) of paragraph (1) of Article 449 of the FSCMA.

			Measures fulfilled	Compliance with regulations
March 21, 2016	KRW2 million fine assessed by the Fair Trade Commission

-   Incorrectly listed the sales transaction amount for provision of goods and services to affiliated companies in the 2013 disclosure of the business group status (annual disclosure)

-   In accordance with 2013-4 of the Fair Trade Commission notice, “Penalty standards regarding violations of regulations relating to significant matter disclosure of subsidiary companies within a conglomerate group,” assessed a penalty.

			Measures fulfilled	Compliance with regulations
May 25, 2016	Suspension of operations for one month (FSC)

-   Due to violations of the prohibition on reciprocal transactions regarding discretionary investment assets, and violations of the prohibition on using trust contracts and others to avoid the prohibition on reciprocal transactions regarding discretionary investment assets, in accordance with subparagraph (1), paragraph (3) of Article 420 of the FISCMA, suspended from entering into new investment trust contracts that include debt securities (excluding investment trust contracts regarding individual comprehensive asset management accounts) for one month

			Measures fulfilled	Compliance with regulations
May 25, 2016	KRW287.5 million fine (FSC)

-   Due to violation of prohibited actions such as executing trust contracts for the purpose of avoiding prohibitions on reciprocal investment trust asset transfers, and unfairly quoting rates of return when soliciting investment such as investment trust contracts, in accordance with subparagraph (29) of paragraph (1) of Article 449 of the FSCMA, assessed a penalty.

			Measures fulfilled	Compliance with regulations

Hyundai Savings Bank	September 18, 2011	Declared an insolvent financial institution by the FSC	- Impairment of capital * Declaration as an insolvent financial institution was with respect to Daeyeong Mutual Savings Bank (before its acquisition by Hyundai Securities)	Transfer of management right to Hyundai Securities and satisfaction of prompt correction actions required through recapitalization and resumption of operations	-
	February 12, 2014	KRW5 million fine assessed by the FSC	- Violation of Article 3 of the Act on Real Name Financial Transactions and Confidentiality	Completed payment of penalty by deadline	Compliance with regulations
	March 19, 2015	Institutional warning by FSC	- Wrongful treatment of asset-based lending on accounts receivable bonds	Measures fulfilled	Compliance with regulations
	September 21, 2015	KRW20 million penalty assessed by the FSC	- Low allowance for loan losses regarding loans	Completed payment of fine by deadline	Compliance with regulations

B.	Sanctions Against Executives and Employees

Company	Date	Subject of Measures			Measures	Reason	Status of Measures taken	Measures to prevent reoccurrence
		Position	Current or former	Years of service
Hyundai Securities	September 9, 2011	Executive director treatment	Current	12y 10m	Reprimand	- Violated obligation to record orders	Measures fulfilled	Compliance with internal control standards
	September 17, 2014	Executive director	Current	15y 8m	3 month pay cut	- Inappropriate sales activity during reporting of market price for a small scale bond	Measures fulfilled	Compliance with internal control standards
	February 1, 2016	Senior managing director	Former	2y 8m	Reprimand	- Violation of executive officer and employee restrictions on financial investment product sales	Measures fulfilled	Compliance with internal control standards
	February 3, 2016	Executive director	Current	27 y	3 month pay cut	- Inappropriate underwriting by the lead underwriting company, violation of the prohibition on payment guarantees for company affiliates	Measures fulfilled	Compliance with internal control standards
	July 21, 2016	Executive director	Current	27y 8m	Reprimand	- Violation of prohibition on reciprocal investment trust asset transfers	Measures fulfilled	Compliance with internal control standards

	July 21, 2016	Managing director	Current	30y 1m	Reprimand	- Violation of prohibition on executing linked transactions for the purpose of avoiding prohibitions on transactions between trust assets and proprietary assets	Measures fulfilled	Compliance with internal control standards
	July 21, 2016	Managing director	Former	3y 4m	Reprimand equivalent	- Violation of prohibition on reciprocal investment trust asset transfers	Measures fulfilled
	July 21, 2016	Executive director	Former	27 y 11 m	Reprimand equivalent	- Violation of prohibition on promoting self or third party profits	Measures fulfilled	Compliance with internal control standards

Hyundai Savings Bank	August 8, 2012	- Representative director - Representative director - Representative director - Standing auditor - Standing auditor - Director - Director - Senior manager - Senior manager	Former Former Former Former Former Former Former Former Former	6y 6m 8y 9y 7m 4y 4m 25y 9m 2y 4y 5m 2y 2m 10y	6m suspension 3m suspension 6m suspension Reprimand Warning Warning 3m pay cut Reprimand Warning

-   Illegal extension of credit to major shareholders

-   Inappropriate handling of loans

-   Failure to adhere to obligations regarding loans to be written off

-   Failure to adhere to obligations regarding disposal of owned real estate

							Measures fulfilled	Compliance with internal control standards

Hyundai Savings Bank	December 16, 2013	- Representative director - Representative director - Director - Director - Director - General manager - General manager - General manager - General manager - Deputy general manager	Former Current Current Current Current Former Former Former Former Former	9y 1y 4m 1y 4m 1y 4m 1y 6m 3y 4m 1y 1m 4m 7y 11m 10y 4m	Reprimand Notice of warning Warning Warning Warning Warning Reprimand Warning Warning Warning

-   Dealt individual borrower credit offerings in excess of allowable limits

-   Inappropriate handling of settlement tasks and exaggerated calculation of BIS capital adequacy ratios

-   Violations of the obligation to conduct financial transactions with real identities

-   Dealt mortgages in excess of loan-to-value ratios

							Measures fulfilled	Compliance with internal control standards

		- Senior manager - Manager - Manager - Manager - Assistant manager	Former Former Former Current Current	15y 10m 2y 9m 2y 1m 2y 9y	Warning Warning Warning Warning Warning

-   Conducted real estate development business without FSC approval

-   Improper acquisition of collateral and guarantees

-   Improper management/ supervision of loan solicitation companies

-   Improper handling of deposit activities

-   Improper handling of loan activities

-   Improper acquisition business of non-business real estate

Hyundai Savings Bank	March 19, 2015

-   Representative director

-   Representative director

-   Representative director

-   Representative director

-   Representative director

-   Audit head

-   Controller

-   Auditor

-   Head

-   Head

-   Head

-   Team head

-   Team head

-   Assistant manager

-   Assistant manager

			Current Former Former Former Former Former Former Former Former Current Former Former Former Current Current	2y 8m 10m 6y 6m 9y 7m 8y 1y 6m 2y 9m 4y 4m 1y 2m 2y 8m 4y 6m 10y 5m 4y 9m 7y 5m 4y 5m	Notice of warning Warning Notice of warning Reprimand 3 month suspension Warning Warning Warning Warning Warning Warning Reprimand Reprimand Warning Warning	- Inappropriate handling of secured borrowing for accounts receivable bonds	Measures fulfilled	Compliance with internal control standards

Hyundai Savings Bank	May 4, 2015	- Representative director - Audit head - General manager - General manager - Branch head - General manager	Current Former Former Former Current Former	2y 11m 1y 6m 8y 6m 1y 1m 5y 6m 8y 6m	Notice of warning Warning Warning Warning Warning Warning	- Inappropriate handling of settlement business and exaggerated calculation of BIS capital adequacy ratios - Dealt mortgages in excess of loan-to-value ratios of mortgage loans	Measures fulfilled	Compliance with internal control standards

1.	Sanctions against employees as of August 8, 2012 were measures taken in response to the investigation of Daeyeong Mutual Savings Bank prior to its acquisition by Hyundai Securities.

4.	Details of Use of Proceeds Raised through Public Offering

(As of June 30, 2016)					(Unit: KRW millions)
Classification	Date of Receipt	Amount of Proceeds	Plan for Use of Proceeds Reported	Actual Use of the Proceeds	Reason for Difference, Etc.
Rights offering by a listed corporation (allocated to shareholders)	December 29, 2011	566,207	- Acquisition of Daeyeong Mutual Savings Bank: 96,000 - Working capital	- Acquisition of Daeyeong Mutual Savings Bank: 96,827 - Paid-in capital increase of Hyundai Savings Bank: 50,000 - Working capital

-   Additional expenses for the acquisition of Daeyeong Mutual Savings Bank (approximately KRW820 million)

-   Due to an increase in loan assets after the acquisition of Daeyeong Mutual Savings Bank, its BIS ratio decreased, so the BIS ratio was improved through the KRW50 billion paid-in capital increase

5.	Other Customer Protection

A.	Matters Relating to Deposit Assets and Protection Thereof

(1)	Customer Deposit Assets

1)	Customer Deposits

(Unit: KRW millions)
Classification	2016 1H	2015	2014
Customers’ deposits for brokerage	1,471,038	1,346,444	986,098
Customers’ deposits for exchange-traded derivatives trading	427,474	172,701	177,232
Subscription deposits	9,266	—	—
Customers’ deposits for savings	7,715	8,041	7,049
Customers’ deposits for repurchase agreements	67	67	67
Customers’ deposits for collective investment securities	33,346	143,098	143,469
Others	1	5	71

Total	1,948,907	1,670,356	1,313,986

1.	Based on K-IFRS separate financial statements.

2)	Other Assets Deposited by Customers

(Unit: KRW millions)
Classification	2016 1H	2015	2014
Trustor securities	64,534,351	62,449,161	55,104,653
Savers securities	62,950	69,842	69,850
Beneficiary securities	5,644,080	5,221,851	9,356,586

Total	70,241,381	67,740,854	64,531,089

1.	Based on K-IFRS separate financial statements.

(2)	Protection of Deposits

1)	Separate Depository System for Customer Deposits

(Unit: KRW millions)
Classification	Amount Subject to Separate Deposit	Separately Deposited Amount		Deposit Ratio	Remarks
		Securities Finance	Bank
Customers’ deposits for brokerage	1,201,108	1,302,613	—	1.08	100/100 or above
Customers’ deposits for exchange-traded derivatives trading	148,784	173,716	—	1.17	100/100 or above
Customers’ deposits for collective investment securities	33,346	52,094	—	1.56	100/100 or above
Customers’ deposits for repurchase agreements	67	100	—	1.49	100/100 or above
Customers’ deposits for savings	7,800	8,000	—	1.03	100/100 or above
Others	977	2,002	—	2.05	100/100 or above

Total	1,392,082	1,538,525	—	1.11	100/100 or above

6.	Significant Matters that Occurred After June 30, 2016

•	Not applicable

X.	RELATED PARTY TRANSACTIONS

1.	Credit Extension to Major Shareholders

•	Hyundai Securities has not engaged in any direct or indirect transactions involving credit risks either with or for its major shareholders in the current business year. Examples of such transactions involving credit risks include provisional payments, provision of collateral, guarantees, endorsements and other commitments that have the characteristics of a guarantee.

2.	Share Purchase Agreement with Major Shareholder

Classification	Item	Remarks

Date of Resolution of the Board of Directors	May 31, 2016

Date of Transaction	June 24, 2016

Purchaser	KB Financial Group Inc.	Largest shareholder

Description of Asset	16,715,870 shares of treasury stock

Purpose of Transaction	Improvement of financial structure and procurement of investment resources

Purchase Price	KRW107,148,726,700	KRW6,410 per share

[Confirmation by Experts]

1.	Confirmation by Experts

Not applicable

2.	Relationship with Experts

Not applicable